Form 20-F
period 2007-12-31
LUMENIS LTD
filed 2008-06-25
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-27572

LUMENIS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

William Weisel, General Counsel
Telephone number: 011 972 4 959 9356; E-mail address: bill.weisel@lumenis.com; Facsimile number: 011 972 4 959 9355
Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, Par Value NIS 0.1
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

        177,239,738 Ordinary Shares, NIS 0.1 par value, including 35,527 treasury shares, at December 31, 2007.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements”. We have based these forward-looking statements on our current expectations and projections about future events.

        Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe” or other similar words, but are not the only way these statements are identified. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

DEFINITIONS

        In this annual report, unless the context otherwise requires:

—	references to “Lumenis,” the “Company,” “us,” “we”and “our” refer to Lumenis Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

—	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, par value NIS 0.1 per share;

—	references to “dollars,” “U.S. dollar” and “$” are to United States Dollars;

—	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

—	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as currently amended;

—	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

—	references to “NASDAQ” are to the Nasdaq Stock Market; and

—	references to the “SEC” are to the United States Securities and Exchange Commission.

USE OF TRADE NAMES

        Unless the context otherwise indicates or requires, all product names and trade names used by us in this annual report are our trademarks in which we have proprietary rights and that may be registered in certain jurisdictions. These trademarks are important to our business. Although we have omitted the “®" and “TM” trademark designations for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

        The selected financial data set forth in the following table are derived from our consolidated financial statements and cover each of the years in the five-year period ended December 31, 2007. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this annual report.

        An independent investigation conducted on behalf of our audit committee has concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal year ended December 31, 2003 and certain earlier periods. The selected financial data set forth below for the fiscal year ended December 31, 2003 is not derived from audited financial statements. The selected financial data set forth below for the fiscal year ended December 31, 2004 is derived from our audited consolidated financial data, which is not included in this annual report. The selected financial data set forth below for the three fiscal years ended December 31, 2007 are derived from our audited consolidated financial data included elsewhere in this annual report.

        During the three year period ending December 31, 2006, we reviewed and, where deemed by management to be appropriate, updated our financial policies and procedures. Together with our outside consultants, we performed an extensive review of our financial books and records to ensure that they conform to such policies adopted by management. In the course of this review, a number of transactions were noted in which adoption of our current policies should have resulted in changes to our financial results in years prior to 2003 for which audited financial statements have previously been issued and filed. We have made necessary adjustments to our financial results for the year ended December 31, 2003, which have not been audited, to ensure consistent application of such updated financial policies and procedures. These adjusted results are included in the following table of selected financial results.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except for per share data)

Net revenues	$267,829	$264,378	$285,438	$263,838	$319,560
Operating income (loss)	(28,388)	(25,891)	11,721	(6,904)	(86,636)
Net loss	(28,118)	(50,318)	(11,231)	(24,680)	(120,691)
Net loss per share	(0.16)	(1.10)	(0.30)	(0.67)	(3.24)

	Consolidated Balance Sheet Data As of December 31:
	2007	2006	2005	2004	2003
	(In thousands)

Total assets (as of December 31)	$267,563	$273,757	$221,352	$242,842	$254,655
Net assets (capital deficiency) (as of December 31)	1,278	1,944	(72,081)	(58,884)	(50,287)
Weighted average number of shares as adjusted to
reflect changes in capital* (in thousands)	170,927	45,637	37,323	36,947	36,943

* Basic and diluted

B.	Capitalization and Indebtedness

        Not Applicable

C.	Reasons for the Offer and Use of Proceeds

        Not Applicable

D.	Risk Factors

        The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

Risks Related to our Business

We are highly leveraged, with indebtedness that is substantial in relation to our shareholders’ equity and significant debt service that could have a material adverse effect on our continuing liquidity and financial condition.

        As of December 31, 2007, our total bank debt was approximately $150 million. Prior to our December 2006 debt restructuring, we had to repeatedly seek extensions of principal payment dates and bank waivers due to our inability to meet debt coverage covenants. Our ability to be in compliance with the debt covenants under the debt restructuring agreement with our bank is subject to the risk factors described below, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. $30 million of our bank borrowings bear interest at the three month LIBOR rate plus 3% and the remainder at the three month LIBOR rate plus 1.5%. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a continued downturn in our business or further deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below. An increase in LIBOR interest rates could materially adversely affect us.

We require significant cash funds for our operations, and should we fail to generate or otherwise raise requisite funds, this could have a material adverse effect on our continuing liquidity and financial condition.

        Although we currently believe that internally generated funds, together with available cash will be sufficient to meet our presently anticipated day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements, we cannot assure you that this will be the case. In particular, the level of internally generated funds is subject to the risk factors described below, and must be viewed in light of our recent history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all. If additional financing were to be in the form of equity, it could result in substantial dilution to our shareholders as did our December 2006 recapitalization, as discussed in “2006 Recapitalization Plan” in Item 4.A below.

We have a history of operating losses, and we may not achieve or maintain profitability.

        We incurred net losses for each of the last five years. Our net losses were approximately $120.7 million in 2003, $24.7 million in 2004, $11.2 million in 2005, $50.3 million in 2006 and $28.1 million in 2007. We may not be able to achieve profitability on a quarterly or annual basis. If we are unable to achieve profitability, this will materially adversely affect our financial condition and the value of our shares.

Most members of our senior management team are new to their positions and they may need time to acquire the requisite knowledge of our company and the specific skills necessary to carry out successfully the tasks required of them, which could adversely affect our results of operations.

        Nearly all members of our senior management, including our chief executive officer and our chief financial officer, have joined Lumenis since the beginning of 2007. Some of these individuals had little or no previous experience working in our industry. Should any members of our senior management fail to rise to the challenge of managing the development of our company, or fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, our operations may be disrupted and this may adversely affect our results of our operations. For details of members of our senior management, see “Members of Our Senior Management” in Item 6.A below.

Most of our products are mature and failure to introduce new product may adversely affect our business and operating results.

        Most of our products are mature and well tested and they, like the products of most of our competitors, are based upon existing technologies with frequent enhancements and upgrades. However, demand for our products could be significantly diminished were one or more of our competitors to introduce new products based upon new technologies that render our products obsolete. Also, particularly in the aesthetic market, there is a tendency among some of our competitors to introduce more frequently new products based upon existing technologies. Accordingly, our failure to introduce new products could reduce our share of the market and have a material adverse effect on our business, results of operations and financial condition.

We may experience decreased revenues as a result of decreased demand for certain of our products during economic downturns.

        The markets in which we operate, including the vanity market for aesthetic procedures and the market for our higher priced products, are particularly vulnerable to an economic downturn, since the end users of our products may decrease the demand for our products when they have less discretionary income. Furthermore, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Accordingly, during a credit squeeze, our sales could be materially adversely affected should our customers be unable to obtain the requisite financing for the purchase of our products, which could have a material adverse effect on our results of operations and financial condition.

Our management has determined that we have material weaknesses in our disclosure controls and procedures and our internal controls over financial reporting, which could adversely affect our ability to record, process, summarize and report certain financial data or transactions.

        As disclosed in detail in Item 15T of this annual report, our management performed an assessment of our disclosure controls and procedures and our internal controls over financial reporting as of the end of the period covered by this annual report and determined that we had material weaknesses with respect to:

—	computer system access controls, change management and use of multiple systems; and

—	subsidiaries with insufficient number of professionally qualified accounting personnel.

        Until we are able to remedy these material weaknesses or if we are not successful in remedying these material weaknesses, there is a reasonable possibility that we may fail to disclose certain material information to the public in a timely manner and that our quarterly or annual financial statements could be materially misstated, which could require a restatement and cause investors to lose confidence in our reported financial information. This could lead to a decrease in the price of our shares. In addition, if we fail to implement an effective system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to conclude that we have effective disclosure controls and procedures and effective internal controls over financial reporting as required by the Sarbanes-Oxley Act.

        Further, as described in Item 15T of this annual report, management’s assessment of the effectiveness of our internal controls over financial reporting was limited in certain respects. Accordingly, it is possible that additional control weaknesses or deficiencies may exist that our management has not identified. In addition, we cannot assure you that we will not in the future identify additional material weaknesses or significant deficiencies in our disclosure controls and procedures or our internal control over financial reporting that we have not discovered to date.

In the market for laser, light and radio frequency-based systems medical applications, we seek to replace traditional procedures and our business will suffer if we fail to educate customers or if the market does not develop as we expect.

        In many cases our products seek to replace traditional medical procedures, such as incisions for medical procedures, electrolysis for hair removal and drilling for dental treatments. We cannot be certain that a sufficiently broad-based market for our products will emerge among service providers and their patients or end-use customers. A significant proportion of both these groups may opt to continue with traditional procedures with which they are familiar rather than investing in high technology alternatives. We may not be successful in our effort to educate potential end-user customers about the benefits of IPL (intense pulsed light) laser and radio frequency-based systems. If our markets do not develop or develop more slowly than expected, our business, results of operations and financial condition will be materially adversely affected.

The markets in which we sell our products are intensely competitive and increased competition could continue to cause reduced sales levels, reduced gross margins or the loss of market share and materially harm our business and results of operations.

        Competition in our markets is intense, and we expect it to increase. Competition arises from other light-based products as well as alternate technologies (not based upon laser technology). We also face competition from companies selling accessories to our products. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Some of these competitors may have greater name recognition, broader product lines, larger customer bases, more extensive relationships with customers and the ability to devote greater resources than we can to the development, promotion, sale and support of their products.

        Our major direct competitors in our principal markets are: in the aesthetic market, Alma Lasers Ltd., Aesthera Corp., Candela Corporation, Cutera Inc., Cynosure, Inc., Palomar Medical Technologies, Inc., Reliant Technologies Inc., Sciton Inc., Syneron Medical Ltd., and Thermage Inc.; in the surgical market, Deka and AMS (formerly Laserscope); and in the ophthalmic market, Ellex Medical Lasers Ltd., Carl Zeiss Meditech AG, Nidek Technologies Inc., and Iridex Corporation. The effect of increased competition could adversely affect our sales levels, gross margins and market share and could have a material adverse effect on our business, results of operations and financial condition. For additional information concerning our competitors, see “Business Overview” – “Competition” in Item 4.B below.

        Any business combinations or mergers among our competitors, forming larger competitors with greater resources, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could further result in increased competition and have a material adverse effect on our business, results of operations and financial condition.

We depend on collaborative relationships to develop, introduce and market new products, product enhancements and new applications. The failure of such arrangements or inability to enter into future such arrangements could materially adversely affect our business and results of operations.

        We depend on both clinical and commercial collaborative relationships. We have entered into collaborative relationships with academic medical centers and physicians in connection with the research and innovation and clinical testing of our products. The failure to obtain any additional future clinical or commercial collaborations, or the failure of any such arrangements or of any current or future clinical or commercial collaboration relationships could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business and results of operations.

We face various risks in the manufacture of our products that could result in disruptions and other constraints on the manufacturing process that could materially adversely affect our business and results of operations.

        The manufacture of our lasers and the related delivery devices is a highly complex and precise process. We assemble critical subassemblies and most of our final products at our facilities in Salt Lake City, Utah and Yokneam, Israel. In addition, we procure certain turn-key systems from several suppliers under original equipment manufacturer (OEM) agreements. We may experience manufacturing difficulties, quality issues or assembly constraints, both in respect of existing products and with regard to new products that we may introduce. We may not be able to manufacture sufficient quantities of our products, which may require that we qualify other manufacturers for our products. Furthermore, we may experience delays, disruptions, capacity constraints or quality problems in our manufacturing operations and, as a result, product shipments to our customers could be delayed, which could materially negatively affect our business and results of operations.

We must control our operating expenses in order to achieve profitability and positive cash flow, and failure to do so may materially adversely affect our results of operations and financial position.

        Our ability to minimize losses and return to positive cash flow is largely dependent on our ability to maintain efficient and cost-effective operations. In the first quarter of 2007, we began to implement a plan designed to streamline our operations.. We cannot assure you that we will be successful in our efforts and, if we do not succeed, our results of operations could be materially adversely affected.

Some of our customers’ willingness to purchase our products depends on their ability to obtain reimbursement for medical procedures using our products, and our revenues could suffer from changes in third-party coverage and reimbursement policies.

        Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and in the U.S. from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products or changes in third-party coverage and reimbursement policies could have a material adverse effect on our sales, results of operations and financial condition.

The Israeli tax authority has advised us that in its view we did not meet the conditions required for certain tax benefits in 2000 and 2001, for which we had been eligible in prior years. If we are unsuccessful in our appeal against the tax assessment issued by the tax authorities in this respect or are unable to satisfy these conditions in the future, then we may be required to pay significant amounts of taxes to the Israeli tax authorities, our costs and taxes are likely to increase after we utilize available tax losses and our financial condition and results of operations could be materially adversely affected.

        The Israeli tax authority, or ITA, has asserted that we are not eligible for certain tax benefits, primarily a favorable tax rate available to approved enterprises, under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law”. The ITA has asserted that we filed incomplete local statutory financial statements for the fiscal years ended December 31, 2000 and 2001. In addition, the ITA has assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of our tax exempt earnings under our approved enterprise program for the same period. The ITA has issued tax assessments for the disallowed tax benefits and alleged deemed dividend in the aggregate amount of NIS 273 million (approximately $81 million based on the June 23, 2008 exchange rate), including interest and penalties. We have challenged the ITA’s position in court and intend to defend our position vigorously. We cannot assure you that we will prevail. If we are unsuccessful, this could have a material adverse effect on our financial condition and results of operations.

        In addition to the requirement to file audited financial statements with the ITA, our approved enterprise status imposes certain other requirements on us. If we do not meet these other requirements, these tax benefits, if any, may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B and “Approved Enterprise” in Item 5.A below.

We and some of our subsidiaries have not filed or received final tax assessments for several years and we may be subject to additional and unexpected tax demands, interest and penalties, which may adversely affect our results of operations.

        We have not received a final assessment for tax in Israel since at least 1999 (see the immediate preceding risk factor). In addition, many of our statutory tax returns in the countries in which we operate or have operated have not been filed or have been filed only recently and we may be subject to tax audits and assessments by the applicable tax authorities. We cannot assure you that we will not be subject to future tax audits or significant assessments for tax (including value added tax), customs duties, penalties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our results of operations and financial condition may be materially adversely affected.

Lack of adequate documentation in respect of certain transactions could result in unknown liabilities and penalties which could adversely affect our results of operations.

        Our records for earlier years, in particular the period through 2003, are to some extent incomplete and we have become aware, as part of our process for compliance with Interpretation No 48 issued by the Financial Accounting Standards Board, known as FIN 48, of undocumented transactions, primarily of an inter-company nature. For further information on FIN 48, see “Critical Accounting Policies and Estimates” in Item 5.A, below. The lack of documentation also relates to certain non-active foreign subsidiaries. Such lack of documentation could expose us to unforeseen liabilities and penalties which could have a material adverse effect on our results of operations.

Each of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholder vote.

        LM Partners L.P., part of the Viola Partners group, currently has voting power in respect of approximately 44.3% of the total voting rights in Lumenis (approximately 48.3% assuming exercise of all remaining warrants and options beneficially owned by LM Partners L.P. and its general partner) and Ofer Hi-Tech Investments Ltd. currently has voting power in respect of approximately 35.7% of the total voting rights in Lumenis (approximately 38.9% assuming exercise of all remaining warrants held by Ofer Hi-Tech Investments Ltd.). Each acquired their equity in Lumenis as part of our December 2006 recapitalization, including the exercise on June 4, 2007 of warrants issued pursuant to such recapitalization. The percentages for Ofer Hi-Tech Investments Ltd include voting rights in respect of approximately 2.1% of our outstanding shares held by a third party with whom Ofer Hi-Tech Investments Ltd. has entered into a voting agreement. The holdings of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. will significantly increase upon the occurrence of certain adjustment events set forth in the terms of the December 2006 recapitalization. (For additional details, see “2006 Recapitalization Plan – Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4.A and “Ownership of Major Shareholders” in Item 7.A below.) Although they purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment of our articles of association and any approval of a merger), their vote would determine the result on such matter. Their voting power and the concentration of voting power could have the effect of delaying or preventing acquisition of our company on terms that other shareholders might find attractive.

We have consented to the entry of a permanent civil injunction against future violations of theantifr aud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

        On April 26, 2006, the SEC brought a civil proceeding against us, Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. S. Genger is the son of Arie Genger, one of our former directors and former Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action on April 26, 2006, the SEC approved a settlement with us and Mr. S. Genger. For additional information concerning this settlement, see under “Legal Proceedings” – “Civil Proceedings By SEC” in Item 8.A below.

        As part of that settlement, we entered into a consent order with the SEC, without admitting or denying the allegations, pursuant to which we consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules. The consent order also disqualifies us from benefiting from the protection of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements we make during the three-year period following our entry into the consent order. The existence of the permanent injunction under the consent order, and the lack of protection under the safe harbor with respect to forward-looking statements made during the three-year disqualification period, may limit our ability to defend against future claims, lawsuits and proceedings.

        In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares were not able to be quoted or traded in the United States until we re-registered our shares with the SEC. On May 1, 2007, we filed a registration statement under Section 12 of the Exchange Act. Following the re-registration of our shares under Section 12 of the Exchange Act, our shares are again eligible for quotation or trading in the United States. However, our shares remain unquoted and no trading has commenced on a national securities exchange and we are not aware of any other trading in our shares. We cannot assure you that our shares will be approved for quotation or trading on any securities exchange or that trading will recommence. We have not applied to list the shares on an exchange. As part of the settlement, we must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

        Under the terms of their indemnification agreements, Mr. Morano and Mr. S. Genger may be entitled to indemnification to the fullest extent permitted by law, including advance of expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. For additional information concerning indemnification of directors, see “Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C below.

We have been named in several class action securities lawsuits.

        As described under “Legal Proceedings” – “Securities Class Action Complaints” in Item 8.A below, we and several of our former executive officers and directors are the subject of lawsuits in the United States District Court for the Southern District of New York by or (as class actions) on behalf of purchasers of our shares, generally alleging among other things that the defendants violated U.S. Federal securities laws by issuing materially false and misleading statements, thereby inflating the price of our shares. These actions were consolidated into a single class action, which we refer to as the principal securities class action,

        In April 2008, we entered into a Stipulation of Settlement in respect of the principal class action litigation, which was preliminarily approved by the court on May 7, 2008, with the hearing for final approval set for August 25, 2008. Pursuant to the settlement, we have agreed to make a settlement payment of $20.1 million, a substantial portion of which we expect to be contributed by our insurers. However, we cannot assure you that the proposed settlement will receive final court approval or that, even if such approval is forthcoming, the settlement will be finalized and implemented, or that the expected portion will be covered by our insurers. Due to the uncertainty and expense of continued litigation, we believe that the proposed settlement is in the best interests of Lumenis.

        In addition to the above class action litigation, seventeen purchasers of our shares between September 2001 and February 2002, filed a complaint that was subsequently assigned as a related case to the judge who is presiding over the above-described consolidated class action cases. The amended complaint alleges that we and two former officers, Yacha Sutton and Sagi Genger, made material misrepresentations and/or omissions about our financial results and projections of future earnings, due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of our acquisition of the medical division of Coherent, Inc. We cannot assure you that any portion of a settlement or judgment in this matter will be covered by insurance.

        We are unable to predict the final outcome of these lawsuits or their effect (if any) on our business. In addition, we have incurred and anticipate that we will continue to incur substantial legal expenses and some diversion of senior executives’ time in connection with the securities lawsuits.

If we fail to forecast component and material requirements for our products accurately, we could incur additional costs and significant delays in shipments, which could result in loss of customers, or we may manufacture in excess of requirements and part of our inventory may later become obsolete or excessive, any of which could materially adversely affect our business, financial position and results of operation.

        Due to market conditions, our customers and potential customers frequently require delivery of products within a relatively short time frame, and in certain instances we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which could lead to inventory obsolescence and associated impairments, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, expose us to penalties, strain our relationship with our customers, and, as a consequence, we may lose future sales to such customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, operating results and financial condition.

We may not be able to protect our proprietary technology, and its unauthorized use by a third party could materially adversely affect our competitive advantage, business and results of operations.

        We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 250 patents worldwide and have applied for approximately 80 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see “Business Overview” – “Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our business and results of operations.

If material patents were to expire prior to our developing and patenting successful innovations to replace such technology, our business and results of operations could be materially adversely affected.

        Patents filed both in the United States and Europe now generally have a life of twenty years from the filing date. Patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date. We hold several important patents that are due to expire in the next few years. If our expired patents are still material to our business at the time of expiration and we fail to develop and patent successful innovations before such patents expire, our business and results of operations could be materially adversely affected.

We are, or may become, subject to litigation regarding intellectual property rights, the results of which could seriously harm our business and materially adversely affect our results of operations.

        The laser and light-based systems industry is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We currently are, and in the future may continue to be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property, and may also became subject to claims and litigation alleging infringement by us of third party intellectual property (see under “Legal Proceedings” in Item 8.A below). These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties, or redesign a product to avoid infringement. We also may not be successful in any attempt to redesign our product to avoid any alleged infringement. A successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention, which could seriously harm our business.

        We have in the past initiated and may in the future initiate, claims or litigation against third parties for infringement of our intellectual property to protect our rights or to determine the scope and validity of our intellectual property or the intellectual property of competitors. These claims could result in costly litigation, patent invalidation and the diversion of our technical and management personnel and the final outcome may not be favorable to us. If we take any of these actions, our business and results of operations may be seriously harmed.

We rely on our direct sales force and network of international distributors to sell our products and any failure to maintain our direct sales force and distributor relationships could harm our business.

        Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of over 200 employees, and any failure to maintain such sales force could materially adversely affect our business and results of operations. We maintain relationships with approximately 80 independent distributors internationally, selling our products into over 100 countries through our five regional sales and service centers for North America; Europe, the Middle East and Africa (or EMEA); China/Asia Pacific; Japan; and Latin America. We generally sell directly in the United States, the United Kingdom, France, Italy, Germany, Japan and China. In other countries, we generally grant our distributors exclusive territories for the sale of particular products in specified countries. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor and our ability to sell our products into that exclusive sales territory, and consequently our results of operations, could be materially adversely affected.

        We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may limit our revenues and our ability to maintain market share. The loss of the services of these key personnel would harm our business and results of operations. Similarly, our distributorship agreements are generally terminable at will by either party, and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

Our market is characterized by evolving technological changes and standards and changes in customer requirements, and, if we fail to keep up with such changes, our business and operating results will be materially adversely affected.

        Our industry is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial expenditure on research and development. Over the last three fiscal years, our research and development expenses have been in the range of 6% of our net revenues. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner or at all or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so and to address the technological changes and challenges in our markets could have a material adverse effect on our business, results of operations and financial condition.

Our products are subject to U.S., E.U. and other national and international medical regulations and controls, compliance with which impose substantial financial costs on us and which can prevent or delay the introduction of new products, which could materially adversely affect our business and results of operations.

        Our ability to sell our products is subject to various federal, state, national and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the United States Food and Drug Administration, or FDA, to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, or IDE, granted by the FDA allowing human clinical studies. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can take longer. If the product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, or PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

        Approval of a PMA allowing commercial sale of a product requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. For products subject to pre-market approval, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development and delays in receipt of or failure to receive such approvals or clearances could have a material adverse effect on our business.

        Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA’s Quality System Regulation, or QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

        Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

—	Fines, injunctions and civil penalties;

—	Recall or seizure of our products;

—	Requiring us to repair, replace or refund the cost of our products;

—	The issuance of public notices or warnings;

—	Operating restrictions, partial suspension or total shutdown of production;

—	Refusal of our requests for 510(k) clearance pre-market approval of new products;

—	Withdrawal of 510(k) clearance or pre-market approvals already granted; and

—	Criminal prosecution.

        Similarly, the European Union, or E.U., determined in 1998 that the marketing or selling of any medical product or device within the European Union necessitates a CE Mark. We are now required to comply with the European Medical Device Directive’s criteria and obtain the CE Mark prior to the sale of our medical products in any E.U. Member State. The European Medical Device Directive sets out specific requirements for each stage in the development of a medical product, from design to final inspection. Our products are subject to additional similar regulations in most of the international markets in which we sell our products.

        Changes to existing U.S., E.U. and other national and international rules and regulations could adversely affect our ability to sell our current and future lines of products in the United States, the European Union and internationally, increase our costs and materially adversely affect our business and results of operations.

The E.U. has issued directives relating to the sale in member countries of certain equipment, including products sold by us. If our products fail to comply with these directives, as well as similar regulations issued by other countries in which we carry on business, we could be subject to penalties and sanctions that could materially adversely affect our business.

        In 2003, the E.U. approved a directive on Waste Electrical and Electronic Equipment, or WEEE, that promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the E.U. be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we are not currently compliant.

        A further directive issued by the E.U., on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, generally came into effect on July 1, 2006. Although RoHS does not currently apply to our products and other medical equipment, it is anticipated that such products may need to be in compliance by 2012. The RoHS directive lists a number of substances, including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed from, or reduced to within maximum permitted concentrations in, products that are sold within the E.U.

        Other countries in which we have significant sales, in particular China, have introduced regulations similar, although not identical to RoHS, and we anticipate that additional countries will also do so.

        If our products fail to comply with WEEE or RoHS directives or any other directive or regulations issued from time to time by the E.U. and other countries, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

We may experience a decline in selling prices of our products as competition increases, which could materially adversely affect our results of operations.

        We have in the past experienced decreases in the average selling prices of some of our products. As competing products become more widely available, the average selling price of our products may decrease. Trends toward managed care, health care cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could also adversely affect prices of our products. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of manufacturing our products. Further, as average selling prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our net sales and gross margins, our results of operations could be materially adversely affected, particularly if the average selling prices of our products decrease significantly.

Our dependence on a limited number of suppliers, and in some cases, a sole source supplier for a key component, exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems and materially adversely affect our business.

        Certain key components used in our products are manufactured or assembled by a limited number of suppliers or subcontractors, and in certain cases, we purchase such components from a single source. These components may not be available in the future or we may not accurately forecast our component requirements sufficiently in advance. In addition, if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components we need in order to meet that increased demand. Furthermore, as our products are regulated as medical products, changing suppliers, work processes or procedures can be an extremely burdensome and time-consuming process.

        An interruption of these or other supplies, and the costs associated with developing alternative sources of supply or assembly, could have a material adverse effect on our ability to manufacture and ship some of our systems, which could have a material adverse effect on our business and results of operations.

Difficulties in renewing or redesigning old testing equipment could limit our ability to manufacture certain products, which could materially adversely affect our results of operations.

        In many instances the testing equipment for our products and sub-assemblies is reaching the end of its useful life and, accordingly, such equipment may need to be renewed or redesigned. Duplicating such testing equipment is often extremely difficult, in particular, but not limited to, equipment relating to product lines acquired as a result of mergers and acquisitions or where there may not have been adequate documentation. Difficulty in renewing or maintaining such systems may limit our (or our sub-contractors’) ability to manufacture assemblies that pass the required testing procedures, which could have a material adverse effect on our business and results of operations.

Some of the components to build our older products are no longer readily available, which may have a material adverse effect on our business and results of operations.

        Some of the key components we purchase for building our older products have ceased to be manufactured and are becoming increasingly difficult to purchase. Where a supplier can be found, the price of such components may be disproportionately high and the components are frequently unavailable in sufficient quantity. Furthermore, such components are often sold by dealers and, as a result, will often lack the manufacturer’s warranty. These difficulties may affect the overall cost of production and, in severe cases, may cause production stoppages, which could have a material adverse effect on our business and results of operations.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

        A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will continue to devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or other currencies or that the timing of this devaluation lags behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. In 2007, the devaluation of the dollar against the shekel was approximately 8.6%, which was compounded by inflation at the rate of approximately 3.4%. In 2006, the devaluation of the dollar against the shekel was approximately 8.2%, whereas there was deflation at the rate of approximately 0.1%. This had the effect of increasing the dollar cost of our operations in Israel. Alternatively, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the shekel or other currencies against the U.S. dollar. We do not currently engage in any currency hedging activities and thus may not be adequately protected from adverse effects due to the impact of inflation in Israel. For additional information relating to the impact of exchange rate fluctuations, see “Impact of Inflation and Currency Fluctuations” in Item 4 B below.

We depend on international sales, and many of our customers’ operations are also located outside the U.S. Accordingly, we are exposed to risks associated with the business environment in those countries, and our business could be materially adversely affected as a result of exposure to these risks.

        Many of our customers’ operations are located outside the U.S. Our net sales are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2007, of our total net sales, approximately 48% were to North America and Latin America; approximately 26% were to Europe, the Middle East and Africa (or EMEA); approximately 13% were to the China/Asia Pacific region; and approximately 13% were to Japan. Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the majority of our revenues in the foreseeable future.

        Our international operations and sales are subject to a number of risks, including:

—	Longer accounts receivable collection periods and greater difficulties in their collection;

—	The impact of recessions on economies worldwide;

—	The stability of credit markets;

—	Reduced protection for intellectual property in certain jurisdictions;

—	Political and economic instability;

—	Regulatory limitations imposed by foreign governments;

—	Impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

—	Other political risks;

—	Disruption or delays in shipments caused by customs brokers or government agencies;

—	Imposition by governments of controls that would prevent or restrict the transfer of funds;

—	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

—	Difficulties in staffing and managing foreign operations;

—	Preference for locally produced products; and

—	Potentially adverse tax consequences resulting from changes in tax laws.

        We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international subsidiaries.

        If we fail to overcome the challenges we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

        In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating to our Location in Israel”.

If we fail to manage growth effectively, our business could be disrupted which could harm our operating results.

        We have experienced and may continue to experience growth in our business. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business, results of operations and financial condition.

If we fail to implement our enterprise integration project successfully or the costs of implementing this project exceeds our estimates, our business could be harmed.

        To manage our current operations and the potential growth of our operations and increase in the number of our personnel, we need to invest the necessary capital to improve our operational, financial and management controls and our reporting systems and procedures and to make our financial reporting process more efficient. We are currently implementing a global enterprise resource planning (ERP) software system for our finance and inventory management systems. We may encounter delays or difficulties in converting to the new system, including loss of data and decreases in productivity as our personnel become familiar with new systems. We have implemented the finance module and are currently implementing the logistics and manufacturing modules for all of our operations globally and expect to complete this phase in 2009. Next, we intend to implement the service, human resources and engineering modules and expect to complete this last phase in 2010. Because of the sequential implementation, our systems will likely be experiencing a transition at least through the end of 2010. If we fail to implement the project successfully, or should we experience material delays in implementation, our business could be adversely affected. Estimating the expenditures related to an enterprise integration project is very complex and subject to variables that can significantly increase expected costs. Should the actual costs of the project exceed our estimates, our liquidity and capital position could be adversely affected.

Any acquisitions that we make could harm or disrupt our business without bringing the anticipated synergies.

        We have in the past made acquisitions of other businesses, technologies and/or assets, and we continue to evaluate potential strategic acquisitions. In the event of any future acquisitions, we could: issue shares or other securities that would dilute our current shareholders’ percentage ownership; pay cash; incur debt; assume liabilities; or incur expenses related to in-process research and development, and such acquisitions could lead to the impairment or amortization of intangible assets.

        These purchases could also involve numerous risks, including:

—	Problems combining the acquired operations, technologies (including information technology systems) or products with our own;

—	Unanticipated costs or liabilities;

—	Adverse effects on existing business relationships with distributors, suppliers and customers;

—	Entering markets in which we may have no or limited prior experience;

—	Diversion of management’s attention from our core businesses; and

—	Potential loss of key employees, particularly those of the purchased organizations.

        Any such acquisitions in the future could strain our managerial, operational and financial resources, as well as our financial and management controls, reporting systems and procedures. In order to integrate acquired businesses, we must continue to improve operating and financial systems and controls. If we fail to successfully implement these systems and controls in a timely and cost-effective manner, our business and results of operations could be materially adversely affected.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional skilled personnel, our ability to develop and sell our products could be harmed and our business and results of operations could be materially adversely affected.

        Our success depends to a significant extent upon the continued service of our key senior management, sales, technical and scientific personnel, any of whom could be difficult to replace. Competition for qualified employees is intense, and our business could be materially adversely affected by the loss of the services of any of our existing key personnel, whether through resignation, death or injury. We cannot assure that we will continue to be successful in hiring and retaining properly trained and experienced personnel. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business and results of operations.

The long initial sales cycles for our products may cause us to incur significant expenses without offsetting revenues, which could materially adversely affect our results of operations.

        Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products, we may incur substantial sales and marketing and research and development expenses to customize our products to customer needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long initial sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses and, in aggregate, may materially adversely affects our results of operations.

Some of our products are complex in design and could contain defects that are not detected until deployed by our customers and could lead to product liability claims, which could materially adversely affect on our business and results of operation

        Laser and pulsed light systems are inherently complex in design and require ongoing scheduled maintenance. Despite testing, the technical complexity of our products, changes in our or our suppliers’ manufacturing processes, the inadvertent use of defective materials by us or our suppliers and other factors could decrease product reliability.

        If we are unable to prevent or fix defects or other problems, or fail to do so on a timely basis, we could experience, among other things:

—	Delays in the recognition of revenues or loss of revenues, particularly in the case of new products;

—	Legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs to us;

—	Loss of customers and market share;

—	Failure to attract new customers or achieve market acceptance;

—	Increased costs of product returns and warranty expenses;

—	Damage to our reputation; and

—	Diversion of development, engineering and management resources.

        In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. There are also risks of physical injury to the patient when treated with one of our products, even if the product is not defective.

        The coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, operating results and financial condition.

We may be required to implement a costly product recall, which could materially adversely affect our business and results of operation.

        In the event that products that we manufacture or sell prove to be defective, we may voluntarily recall them or implement a field correction, or the FDA or other regulatory authority could require us to implement a recall or a field correction, or a manufacturer or distributor of one of the products that we distribute or manufacture could require us to implement a recall or field correction.

        In 2006, Boston Scientific Corp. required us to implement a recall of fibers used in the delivery of laser light for one of our surgical laser systems that Boston Scientific Corp. distributes for us. This recall resulted in the reversal of approximately $1.7 million of net sales.

        Though it is not possible to quantify the economic impact of any future recall or a field correction, it could have a material adverse effect on our business, operating results and financial condition.

The use of toxic and other hazardous material in some of our production processes could result in claims against us that could materially adversely affect our business and results of operation.

        We use laboratory and manufacturing materials that could be considered hazardous, and we could be liable for any damage or liability resulting from accidental environmental contamination or injury. Some of the gases used in our excimer lasers may be highly toxic. The risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of an accident involving such materials, we could be liable for any damage, and such liability could exceed the amount of our liability insurance coverage and the resources of our business, and have a material adverse effect on our business, operating results and financial condition.

We typically assume warranty obligations in connection with the sales of our products, which could cause a significant drain on our resources and materially adversely affect our results of operations if our products perform poorly.

        We have a direct field service organization that provides service for our products. We generally provide a 12-month warranty on our laser systems; however, in some instances, we provide a more extended warranty on systems sold to end-users. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. We also provide a limited warranty for refurbished products and used medical lasers. If our products perform poorly, warranty claims may become significant in the future, which could cause a significant drain on our resources and materially adversely affect our results of operation.

If our facilities were to experience catastrophic loss, our business and results of operations would be materially adversely affected.

        Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. Some of our research and development activities, manufacturing and other critical business operations are located near major earthquake faults in California, an area with a history of seismic events. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities. Any such loss could have a material adverse effect on our business and results of operations.

Man-made problems such as computer viruses or terrorism may disrupt our operations and materially adversely affect our results of operations.

        Our servers and equipment are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Any such event could have a material adverse affect on our business. In addition, the continued worldwide threat of terrorism and heightened security, in response to this threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, and results of operations could be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter and year to year.

        Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include, but are not limited to, the following:

—	General economic uncertainties and political concerns;

—	The cost and timing of the introduction and market acceptance of new products, product enhancements and new applications;

—	Changes in demand for our existing line of products;

—	The cost and availability of components and subassemblies, including the ability of our sole or limited source suppliers to deliver components at the times and prices that we have planned;

—	Our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

—	Fluctuations in our product mix between aesthetic, ophthalmic, surgical and dental products and foreign and domestic sales;

—	The effect of regulatory approvals and changes in domestic and foreign regulatory requirements;

—	Introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

—	Our long and highly variable sales cycle;

—	Changes in the prices at which we can sell our products;

—	The size and timing of customers’ orders and changes in customers’ or potential customers’ budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products;

—	Increased product innovation costs;

—	Foreign currency fluctuations;

—	One-time charges, goodwill write downs and write-offs due to inventory obsolescence; and

—	Changes in accounting rules.

        In addition to these factors, our quarterly results have been, and are expected to continue to be, affected by seasonal factors.

        Our expense levels are based, in part, on expected future sales. If sales levels in a particular quarter do not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. In addition, we have historically made a significant portion of each quarter’s product shipments near the end of the quarter. If that pattern continues, any delays in shipment of products in a particular period could have a material adverse effect on results of operations for such quarter. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause a decline in the value of our shares.

Risks Relating Primarily to Our Location in Israel

Regional instability in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

        We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities and a substantial portion of our research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite past progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which restarted in September 2000 and has continued with varying levels of severity into 2008. The election in January 2006 of representatives of the militant Hamas movement to a majority of seats in the Palestinian Legislative Council and that movement’s violent takeover of the Gaza Strip in June 2007 appear to have resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. During the Second Lebanon War of July and August 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon, rockets were fired from Lebanon up to 50 miles into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations, manufacturing and product development and materially adversely affect our results of operations. Additionally, any hostilities involving Israel may have a material adverse effect on our Yokneam facility, in which event a significant portion of our inventory and production capacity may be damaged, and our ability to deliver products to customers may be materially adversely affected.

        Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that such coverage will be adequate or proportional to the actual direct and indirect damage. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 (or older in specific instances) are, unless exempt, obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. Currently, many of our employees are obligated to perform annual reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, as was the case most recently in connection with the Second Lebanon War of 2006, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

Our operations may be materially adversely affected by negative economic conditions or labor unrest in Israel.

        There have been several general strikes and work stoppages in Israel, the most recent in 2006, affecting banks, airports and ports. These strikes had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers and to receive materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work stoppages, which, if carried out, may have an adverse effect on the Israeli economy and our business and, if for a sustained period, could materially adversely affect our results of operations.

If the tax benefits under the Israeli approved enterprise program are eliminated or materially reduced, then our costs and taxes are likely to increase and our financial condition and results of operations could be materially adversely affected.

        In the past, the government of Israel has considered reducing or eliminating the tax benefits available to approved enterprises such as ours and the criteria for new investments qualified to receive such benefits have been revised. The Investment Law also provides an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2008, and no new benefits will be granted after that date unless the expiration date is extended again. Such expiration dates do not affect benefits granted prior to December 31, 2008. Tax benefits of this nature may not be available after December 31, 2008, and existing benefits may not be continued in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, which could materially adversely affect our results of operations and financial position. See “Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B and “Approved Enterprise” in Item 5.A below.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        We have in the past received, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. However, we have not received or accrued any such grants since at least 2001, and we cannot assure you that we will receive any such grants in the future. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist, may require us to notify or to obtain a prior approval. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties and, in certain cases, may be subject to criminal charges. For further details, see “Research and Development” in Item 4.B below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel based on U.S. securities laws claims or to serve process on our officers and directors.

        We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for a shareholder, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. securities laws in a U.S. or Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to which such a claim should be brought. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Provisions of the Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

        The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price.

Under current Israeli law, we may not be able to enforce covenants not to compete, and therefore, we may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

        In general, we have entered into non-competition agreements with our employees in the United States and Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer, which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We are a foreign private issuer and you will receive less information about us than you would from a domestic U.S. corporation.

        As a “foreign private issuer”, we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain the same information relating to us as you would for a domestic U.S. corporation.

Risks Relating to Our Shares

Shareholders, other than the investors in our December 2006 recapitalization, may experience further substantial dilution in the event that we incur losses, indemnities, liabilities and expenses in excess of insurance in connection with pending litigation.

        Post-closing adjustments to the number of shares issued to the investors in our 2006 recapitalization and as a result of the exercise of warrants on June 4, 2007, could result in the issuance for no additional consideration of up to an additional 419,674,797 ordinary shares. This would result in an effective price per share to those investors of $0.2681 and in the investors then owning (assuming exercise of all warrants issued to them, but without giving effect to other outstanding options and warrants and any other shares and securities issued or issuable after the date hereof) approximately 94% of our then outstanding share capital. The amount of purchased shares, including shares issuable under the warrants, will be adjusted for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage, in connection with the recently concluded investigation by the SEC, the previously disclosed class action lawsuits and the still pending SEC proceeding against our former chief financial officer, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 recapitalization. Adjustment for this purpose will be made by the issuance to the investors for no additional consideration of additional ordinary shares, as well as an adjustment to the exercise price under the closing warrants issued to the investors. This adjustment mechanism will remain operative until the later of December 2011 or five years after the matter was first submitted to court. The proposed settlement of our principal class action litigation as well as certain currently known expenses and indemnities will result in the first implementation of this adjustment mechanism by the issuance of approximately 17 million shares. See “2006 Recapitalization Plan –Shares Adjustments Related to Litigation Outcome” in Item 4.A below.

Since our shares are no longer listed on NASDAQ, it is more difficult for investors to trade in our shares.

        Our shares were delisted from the NASDAQ National Market in February 2004. In addition, the SEC revoked their registration under Section 12 of the Exchange Act in April 2006. As a result of the deregistration, our shares could not be quoted or publicly traded in the United States until we re-registered our shares with the SEC, which we have since done. We do not currently plan to apply for listing on NASDAQ or any other securities exchange. We cannot assure you that if we do apply for listing our shares will be approved for quotation or trading on NASDAQ or on any other securities exchange. Prior to their deregistration by the SEC, our shares were quoted in the over-the-counter market on the Pink Sheets Electronic Quotation Service. Compared to NASDAQ, it was more difficult to sell our securities on the Pink Sheets. Also, since we were no longer traded on NASDAQ and the average trading price of our shares was below $5.00 per share when last traded, trading in our shares is subject to certain other rules of the Exchange Act. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock.” “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the shares. This could severely limit the market liquidity of the shares and the ability to sell our ordinary shares in the secondary market.

Our stock price has been and may in the future continue to be volatile, and an investment in our shares could suffer a decline in value.

        The trading price of our ordinary shares was subject to wide fluctuations in response to a variety of factors, some of which were beyond our control, including quarterly variations in our operating results, announcements by us or our competitors of new products or of significant clinical achievements, changes in market valuations of other similar companies in our industry and general market conditions. If public trading in our ordinary shares resumes, they could again be subject to wide fluctuations in response to similar factors as in the past and they may also experience an imbalance between supply and demand resulting from low trading volumes. In addition, the stock market has experienced extreme volatility in the last few years that has often been unrelated to the performance of particular companies. These broad market fluctuations could have a significant impact on the market price of our ordinary shares regardless of our performance.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

        Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2008 or in any future year.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

        Our legal and commercial name is Lumenis Ltd., and we were incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. and subsequently, from 1995, under the name ESC Medical Systems Ltd., or ESC. In January 1996, we completed an initial public offering of our ordinary shares in the United States. In 2001, following our completion of the purchase of Coherent Medical Group, or CMG, the medical division of Coherent, Inc., we changed our name to Lumenis Ltd. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam 20692, Israel and our telephone number in Israel is (+972)-4-959-9000. Our World Wide Web address is www.lumenis.com. The information contained on the web site is not a part of this annual report.

        We are a world leader in the design, manufacture, marketing and servicing of laser and light-based systems for aesthetic, ophthalmic, surgical, dental and veterinary applications. We offer a broad range of laser and intense pulsed light, or IPL, systems, for use in skin treatments, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, glaucoma, diabetic retinopathy, secondary cataracts, age-related macular degeneration, vision correction, urinary lithotripsy, benign prostatic hyperplasia, otolaryngology, gynecology, gastroenterology, general surgery, podiatry, neurosurgery, dentistry and veterinary medicine.

Recent Acquisitions, Dispositions, Capital Expenditure and Other Business Developments

        Effective as of January 1, 2005, we entered into an Asset Purchase Agreement with Eclipse Medical Ltd., in order to resolve certain counter claims relating to a distribution agreement. Pursuant to the Asset Purchase Agreement, the distribution agreement terminated on January 1, 2005 and we agreed to purchase Eclipse’s Lumenis-related distribution business for a purchase price of $3 million. The purchase price was to be satisfied through (i) the forgiveness by us of an existing loan due from Eclipse with principal and accrued but unpaid interest aggregating approximately $1.28 million; and (ii) the payment by us to Eclipse of approximately $1.73 million in cash, $650,000 on January 31, 2005 and the remaining $1.07 million ratably over six quarters, with the first installment commencing on April 30, 2005. The Asset Purchase Agreement also provided that we would (i) assume certain service, warranty and training commitments of Eclipse, with costs then estimated at approximately $0.3 million; and (ii) retain the right to purchase any remaining Lumenis product inventory held by Eclipse.

        In 2005, we sold a warehouse building, which was one of the two buildings that formed our facility in Salt Lake City, Utah, for $1.6 million, registering a gain of $0.3 million. The building was then temporarily leased back to us until July 2006, when we took a lease of our current warehouse building in Salt Lake City.

        In 2006, we sold the second of the two buildings that formed our facility in Salt Lake City, Utah, for $2.5 million, registering a loss of $0.5 million. The building is currently leased back to us.

        In December 2006, we completed a recapitalization plan, consisting primarily of a private placement of shares, the issue of share warrants and the restructuring of our bank debt. For a discussion of, and background to, this plan, see below under “2006 Recapitalization Plan”.

        In January 2007, we began a cost-reduction plan which has included a reduction-in-force of 30 employees to date in order to better align our costs with our existing level of business.

        In the second half of 2007, we commenced implementation of a new company-wide ERP (enterprise resource planning) system (SAP) that encompasses a significant portion of our transaction processing. During 2007, we expended a total of $4.2 million on the implementation of this system, of which $2.5 million was capitalized. Most other capital expenditures in 2007 (a further $3.3 million), 2006 ($1.7 million) and 2005 ($2.9 million) related to machinery, equipment and tooling and leasehold improvements. The principal capital expenditures currently in progress are the continued implementation of the ERP system, as well as investment in machinery, equipment and tooling and leasehold improvements.

2006 Recapitalization Plan

        In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for periods commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs that were taken in 1999. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. The internal investigation conducted on behalf of our audit committee in May 2003 concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. In May 2004, Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, resigned as our independent auditors. In August 2004, we retained Ziv Haft, a BDO member firm, as our independent auditors. On April 26, 2006, the SEC brought a civil proceeding against us, one of our former Chief Operating Officers and one of our former Chief Financial Officers. The civil proceedings sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us.

        In 2003, we had restructured our then existing bank indebtedness with Bank Hapoalim B.M., or the Bank. This was designed to provide us with flexibility to pursue operational improvements. The net result of those efforts, however, when faced with the substantial financial resources required to resolve our accounting and financial reporting issues, were not enough to return us to financial soundness or a positive equity position.

        Meanwhile, because of our financial reporting and accounting issues described above, we did not have audited financial statements for the fiscal years 2003, 2004 and 2005. Our audited consolidated financial statements for the fiscal years ended December 31, 2001 and December 31, 2002 have not been restated. In addition, because of the inappropriate revenue recognition, our consolidated financial statements for the fiscal year ended December 31, 2003 have not been audited. This ultimately resulted in the deregistration of our ordinary shares under the Exchange Act as part of the settlement with the SEC. Our inability to provide audited financials and our lack of access to the public capital markets made our financial issues extremely challenging.

        In mid-2005, we retained UBS Limited as a financial advisor to assist us in the evaluation of various strategic alternatives to address our longer term liquidity issues. Our business plan reflected significant growth potential and at that time we had the ability to meet our short-term liquidity requirements. In light of this, our board directed management to discuss with the Bank a stand-alone restructuring of our bank debt. We sought a second restructuring of our bank debt and considered several strategic alternatives. Payments on the 2003 restructured debt were scheduled to commence in August 2006. By that time, however, we did not have sufficient cash resources to fully fund the scheduled payments and the Bank was unwilling to engage in a second stand-alone restructuring. The absence of audited financials and our inability to access the public capital markets, various risk factors resulting from the profile of our business, the competitive markets in which we operate and various legal proceedings in which we are involved, have made capital raising efforts very challenging. Without a significant infusion of new capital and relief from our debt burden, however, our ability to execute our plans and continue as a going concern was in serious jeopardy.

        With the assistance of UBS, we conducted an auction in order to identify one or more investors willing to enter into a strategic transaction with us to provide the necessary capital to continue to build our operations and to restructure our bank facility. As part of the process, we made available to selected potential investors certain information and asked those potential investors to submit a preliminary written proposal for an investment in the Company. Assisted by our advisors, we held negotiation sessions with various groups in order to reach a final offer.

        As a result of the auction process, our board of directors selected LM Partners L.P., part of the Viola Partners group, and Ofer Hi-Tech Investments Ltd., an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., as the investors with the best proposed transaction for Lumenis. Our financial condition at that time was such that we required immediate additional capital to continue our operations and these two investors (referred to herein as the “Investors”) agreed to provide that capital. (For information concerning these Investors, see “Ownership of Major Shareholders” in Item 7.A below)

        Because of the imminence of these transactions, the Bank was willing to postpone the amortization payment of $15 million due on August 15, 2006 pursuant to the restructuring arrangement agreed with the Bank in 2003. On September 29, 2006, prior to entering into the 2006 bank debt restructuring agreement, we had an outstanding indebtedness to the Bank in an approximate amount of $206 million (including guarantees and letters of credit), but did not have, nor expected to have in the foreseeable future, the ability to fully service or repay this debt as it was structured. Without this transaction, we could have triggered a default of the existing loan agreements, which would have entitled the Bank to call all existing loans immediately due and payable. At that time we were not in a position to repay all those amounts. Therefore, failure to reach agreement with the Bank would have had a material adverse effect on us and our continuing operations. A clear condition to the Bank’s willingness to restructure our debt was the infusion of additional equity capital. The Investors provided that equity infusion.

        In approving these transactions and recommending them to our shareholders, our board of directors concluded that the Investors brought with them a track record of success and management experience that would benefit us. In addition, our board believed that the Investors would be able to close the transaction in a timely fashion. The Bank’s support for these Investors was also a critical factor. Finally, as indicated above, the Board concluded that after an evaluation of all other strategic alternatives, this private placement and bank restructuring offered the best prospects of value creation for all of our constituents.

        This transaction was intended to achieve three critical objectives. First, as a consequence of a restructuring of the Bank debt facilitated by the Investors’ investment, we hoped to reduce our bank indebtedness through repayments and write-offs in the aggregate amount of $130 million over the two-year period after closing of the agreement to restructure such debt. Second, it provided us with operating cash so that we can focus on growing the business in a stable financial environment. Finally, we expected the transaction to reverse our negative equity position.

        We completed the recapitalization plan on December 5, 2006, pursuant to a purchase agreement for the private placement of our ordinary shares and warrants to the Investors (the “Purchase Agreement”) and an agreement restructuring our indebtedness to the Bank (as amended, the “Restructuring Agreement”). For a discussion of the Restructuring Agreement, see “Restructuring of Bank Debt” in Item 5.B – “Liquidity & Capital Resources”.

        Our board relied in its approval of the transactions on, among other factors, a fairness opinion submitted by GC Andersen Partners Capital, LLC. The board retained Andersen on August 31, 2006, to render an opinion to the board as to the fairness of the recapitalization plan, from a financial point of view, to our then existing shareholders. At the September 25, 2006 board meeting, Andersen presented its analysis and delivered its opinion that, as of that date and based on and subject to the matters described in its opinion, the recapitalization plan was fair, from a financial point of view, to our then existing shareholders.

        Among other things, Andersen reviewed our historical financial statements as previously filed and as disclosed in press releases for the first, second and third quarters and full year results for fiscal 2004 and 2005 and for the first fiscal quarter of 2006, which we identified as the most current financial statements available. We informed Andersen that our financial statements since 2003 had not been reviewed or audited by independent auditors, and along with previously audited statements for prior years, were subject to change to reflect the results of any such review or audit, and that such change may be material. Andersen’s opinion was based on the information provided to it and the lack of audited financial statements and potential for material changes to the historical financial information was relevant to their opinion. Andersen relied on our warranty that the financial information provided to it when considered in conjunction with the potential changes and restatements that may be required by the audit (not all of which were then known) represented the best financial information that was currently available at the date of the opinion and, to the best of our knowledge, presented fairly our financial condition and results of operations. Andersen did not independently verify the accuracy and completeness of the information supplied to it and did not assume responsibility with respect to such information.

        In an endeavor to ensure sufficient cash resources to fully fund our growth plans over the next three years, on June 25 2008, we entered into an amendment to the Restructuring Agreement, pursuant to which the Bank agreed to reschedule the repayments of $30 million of the $40 million principal that was due for repayment in June and December 2008. As a result of this rescheduling, certain write offs by the Bank pursuant to the Restructuring Agreement will also be rescheduled. The rescheduled $30 million, in the form of a new loan, bears interest at the three month LIBOR rate plus 3% (instead of 1.5%). In addition, we agreed to pay the Bank a cash fee of $4.0 million upon the earliest to occur of certain specified events. Also pursuant to this amendment, the Bank agreed to eliminate certain of our financial covenants and modify others. For further information concerning this amendment to the Restructuring Agreement, see “Restructuring of Bank Debt” in Item 5.B – “Liquidity & Capital Resources”.

Private Placement of Ordinary Shares and Warrants to the Investors

        Below is a summary of some of the provisions of the Purchase Agreement among Lumenis, the Investors and LM(GP) L.P (as the Investors’ representative). This summary is qualified by reference to the full text of the Purchase Agreement, which is incorporated by reference as an Exhibit to this annual report.

Purchase and Sale of the Securities

        Pursuant to the Purchase Agreement, the Investors collectively purchased from us the following:

—	Purchased shares: 111,919,418 of our shares (65,286,327 by LM Partners L.P. and 46,633,091 by Ofer Hi-Tech Investments Ltd.), at a price per share of $1.0722 for an aggregate purchase price of $120,000,000.

—	Closing warrants: warrants initially to purchase 17,000,000 of our shares (9,916,667 by LM Partners L.P. and 7,083,333 by Ofer Hi-Tech Investments Ltd.), at an exercise price of $1.1794 per share, expiring December 5, 2011. The exercise of additional warrants immediately after the closing and on June 4, 2007 by LM Partners L.P., as described below, resulted in the adjustment to the number of shares purchasable under the closing warrants granted to LM Partners L.P., such that it may purchase 11,936,707 shares thereunder. In addition, the exercise of additional warrants on June 4, 2007 by Ofer Hi-Tech Investments Ltd. and certain assignees, as described below, resulted in the adjustment to the number of shares purchasable under the closing warrants granted to Ofer Hi-Tech Investments Ltd., such that it may purchase 9,313,293 shares thereunder. Consequently the total number of shares purchasable under the closing warrants is 21,250,000.

—	Additional warrants: warrants to purchase 27,979,855 of our shares (16,321,582 by LM Partners L.P. and 11,658,273 by Ofer Hi-Tech Investments Ltd.), at an aggregate exercise price of $30,000,000, or $1.0722 per share, expiring June 5, 2007. Immediately after the closing of the purchase agreement, LM Partners L.P. exercised additional warrants to purchase 4,761,239 of our shares in consideration of $5.105 million, leaving it with additional warrants to purchase 11,560,343 shares. On June 4, 2007, LM Partners L.P. exercised additional warrants to purchase 8,537,690 of our shares in consideration of $9,154,111, and assigned on June 3, 2007 the remaining of its additional warrants to purchase 3,022,653 shares to Ofer Hi-Tech Investments Ltd. In addition, on June 4, 2007 Ofer Hi-Tech Investments Ltd. exercised additional warrants to purchase 12,908,871 of our shares in consideration of $13,840,892 and assigned the remaining of its additional warrant to purchase 1,772,055 shares to certain assignees who exercised such warrants in consideration of $1,899,997. Consequently, none of the additional warrants are outstanding.

        Immediately prior to closing, we had 37,304,938 shares outstanding (excluding 35,527 treasury shares). The purchased shares, closing warrants and the additional warrants are subject to adjustment as set forth in the Purchase Agreement and described below. The closing warrants and the additional warrants are referred to together as the warrants. See “Warrants” below. Upon the closing of the Purchase Agreement, the purchased shares collectively constituted approximately 75% of our then issued and outstanding share capital (and 75.8% upon the exercise by LM Partners L.P. of additional warrants to purchase 4,761,239 ordinary shares, which was effected immediately following the closing of the Purchase Agreement). Pursuant to the terms of the Purchase Agreement, in the event that we were to meet certain financial milestones in 2006 and the first quarter of 2007, we were entitled to redeem up to 36,180,968 purchased shares for no consideration from the investors. None of these financial milestones for 2006 and the first quarter of 2007 were met. Accordingly, the redemption provisions relating to such milestones may no longer be implemented and these shares are no longer subject to any redemption rights.

        Post-closing adjustments to the number of shares issued to the Investors based on outcome of shareholder litigation and SEC enforcement action could result in the issuance for no additional consideration of up to an additional 419,674,797 shares. This would result in an effective price per share of $0.2681 and the Investors then owning approximately 94% of our then issued and outstanding share capital without giving effect to all other outstanding options and warrants and any other shares and securities issued or issuable after the date hereof. See “Shares Adjustments Related to Litigation Outcome” below.

Shares Adjustments Related to Litigation Outcome

        The Purchase Agreement provides that the amount of purchased shares will be adjusted for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the recently concluded investigation by the SEC, the previously disclosed class action lawsuit and the still pending SEC proceeding against our former chief financial officer, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing, called the relevant amounts. Adjustment for this purpose will be made by the issuance to the Investors for no additional consideration of a number of additional shares as if at closing of the Purchase Agreement the price per share would have been equal to (x) 40,000,000 less the relevant amounts, divided by (y) 37,304,938, our total issued and outstanding share capital at such time, provided, however, that adjustment in this respect shall not be made for relevant amounts that exceed $30,000,000, resulting in a maximum issuance of additional shares under this section of 335,739,838 shares. Upon such adjustments, a similar adjustment will be implemented with respect to the number of shares issued under the additional warrants resulting in a maximum issuance of additional shares under this section of 83,934,959. Therefore, the maximum number of additional shares issued under the purchase agreement and the additional warrants would be, in such event, 419,674,797. This adjustment mechanism shall remain operative until the later of December 2011 or five years after any such matter was first submitted to court. To the extent the relevant amounts are quantified to an amount as a result of a settlement of such matters, the settlement (i) shall be approved by the board based on (a) a unanimous recommendation of a special committee of the board, that shall include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of shareholders of the Company by a special majority.

        To the extent that a proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law after board approval, but shareholder approval is not obtained, then such failure to obtain approval will give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action, and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, the Company will be required to issue to the Investors an additional 419,674,797 ordinary shares. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if a shareholder acquires shares and as a result of such acquisition such shareholder owns in excess of 90% of our issued and outstanding capital. In the event that certain tests under the Companies Law are met, the shares held by several shareholders may be required to be aggregated for the purpose of calculating the number of shares held by a shareholder. If the Investors’ holdings will be required to be aggregated then as a result of the implementation of the maximum relevant amounts provision a full tender offer requirement may be triggered. In such a case, the Investors may waive an issuance or a portion thereof that would result in the Investors holding more than 90% of our issued and outstanding share capital.

        On March 18, 2008, after obtaining the approval of our audit committee and board of directors, and following the procedural requirements of the Purchase Agreement, we submitted the proposed settlement of the principal securities class action to the vote of our shareholders in a special general meeting of shareholders convened for such purpose. The proposed settlement of the class action was approved at such meeting. For details of this class action and the proposed settlement, see Item 8.A under “Legal Proceedings” – “Securities Class Action Complaints”.

        The following table summarizes the liabilities, indemnities, costs and expenses taken into account in calculating the first implementation of the adjustment mechanism under the Purchase Agreement. The estimated number of additional shares to be issued to the Investors and certain assignees as a result of such calculation is 16,997,957 additional shares.

		Amount	Estimated Number of additional shares

—	Our proposed participation in the class action settlement fund,
	assuming the proposed settlement is approved by the court	$2,736,000	11,178,634
—	The estimated relevant legal and other indemnities, fees and
	expenses for the period to December 5, 2007	$1,599,000	5,819,323

	Totals	$4,335,000	16,997,957

        The exact amount of such adjustment and the date on which such adjustment will be made is subject to the approval of our audit committee. We expect that the adjustment for the currently known amount will be made following court approval of the proposed settlement of the principal securities class action.

        In the future, and in accordance with the Purchase Agreement, and after the adjustment described above, further adjustments will be made with respect to any additional indemnities, fees and expenses of lawyers, experts and other professionals incurred after December 5, 2006; such subsequent adjustments will be made on March 1 of each year in respect of the period to December 5 of the previous year. The inclusion of any such item shall be confirmed by our audit committee. The inclusion of any such item shall be confirmed by our audit committee. No further shareholders’ approval will be sought or is required in order to incur such indemnities, fees and expenses and to effect the issuance of additional shares upon the adjustment resulting therefrom.

Warrants

        As of the closing of the Purchase Agreement, the closing warrants entitled the holders thereof to purchase collectively, an aggregate of 17,000,000 of our shares. The closing warrants provide that upon the exercise of any additional warrants, the numbers of shares to which the holder shall be entitled upon exercise of the closing warrants will automatically be increased by a number that is the product of (i) the number of closing warrants purchasable immediately prior to the exercise of the additional warrants multiplied by (ii) the aggregate exercise price paid for the exercise of the additional warrants, divided by the aggregate amount of the purchase price paid by the respective Investor at the closing. The maximum number of closing warrants that may be issued under this adjustment provision is 4,250,000, making the maximum number of closing warrants that may be issued, collectively, to the Investors 21,250,000. Consequently, following the adjustment to the number of ordinary shares purchasable under the closing warrants granted to LM Partners L.P. and Ofer Hi-Tech Investments Ltd. (as a result of exercise of additional warrants) the closing warrants entitle the holders thereof to purchase, collectively, an aggregate of 21,250,000 shares. The per share exercise price of the closing warrants is $1.1794 (subject to adjustment in certain circumstances). The closing warrants may be exercised, in whole or in part, at any time and from time to time until the fifth anniversary of the date of issuance of the warrants.

        The additional warrants entitled the holders thereof to purchase ordinary shares at an aggregate price of $30,000,000, at a per share exercise price of $1.0722 (subject to adjustment in certain circumstances). All of the additional warrants were exercised on December 5, 2006 and June 4, 2007.

        The exercise price of the closing warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by the Company to the holder. In lieu of such payment, the closing warrants may also be exercised by net cashless exercise.

        The exercise price of the closing warrants will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. In addition, upon the issuance of additional shares in accordance with the terms of the Purchase Agreement as a result of the shares adjustments provision described above, the exercise price of the closing warrant shall automatically be reduced to 110% of the resulting adjusted price per share. We expect, based on the above estimated figures and assuming the proposed settlement is approved by the court, the adjusted price per share of the purchased shares will be $0.9560 and that the adjusted exercise price of the closing warrants shall be reduced to $1.0516.

        All shares issued upon exercise of the additional warrants shall be deemed to be purchased shares under the Purchase Agreement and will benefit from any subsequent adjustment as if they were originally issued under the Purchase Agreement. Accordingly, the total of 16,997,957 additional shares to be issued, as referred to in “Shares Adjustments Related to Litigation Outcome” above, includes 3,399,591 additional shares resulting from the implementation of adjustments under the Purchase Agreement with respect to the shares issued upon the exercise of the additional warrants. These figures are based on the above estimated figures and the assumption that the proposed settlement is approved by the court.

The Registration Rights Agreement

        Contemporaneously with the closing of the Purchase Agreement and the Rescheduling Agreement, we entered into a Registration Rights Agreement to provide certain share registration rights to the Investors as well as the Bank, and their respective assignees. See “Registration Rights Agreement” in Item 7.B – “Related Party Transactions” below.

B.	Business Overview

        Our laser and light-based systems are designed for use in a variety of medical environments. The principal target markets for our products are as follows:

Application	Target Markets

Aesthetic	Physicians with private practices or clinics
Ophthalmic	Ophthalmologists, focusing on office-based procedures and surgical applications
Surgical	Hospitals, outpatient clinics and physicians' offices
Dental	Dentists
Veterinary	Veterinarians

Strategy

        We intend to maintain our leadership position in our markets by endeavoring to provide quality leading edge systems, accessories and service, and through in-house research and development and continued acquisition of new products and technologies. We intend to utilize both direct sales teams and distributors to market our products. We intend to expand our sales channels and product offerings to reach a wider customer base for our products. We intend to use our resources to ensure that we can compete effectively in each of the markets we have targeted.

Technology

        Most of our products are based on proprietary technologies, using laser technologies, intense pulsed light, or IPL, or radio frequency that we have pioneered or advanced.

        Intense Pulsed Light Technology.  IPL, our proprietary technology, uses thermal energy generated by a broad band intense pulsed light source to selectively target unwanted lesions without damaging the surrounding tissue. IPL uses a combination of intense pulses of light and different cut-off filters. Our IPL products primary indications are: skin rejuvenation, non-invasive treatment of varicose veins and other benign vascular lesions; removal of benign pigmented lesions, such as age spots and sunspots, facial vascularity such as rosacea; and hair removal.

        Laser Technologies.  Aesthetic, surgical and ophthalmic laser systems are generally categorized by the active material employed in generating the laser’s beam. Materials used in aesthetic, surgical and ophthalmic lasers may be gases, such as CO2, argon or krypton, or crystals, such as neodymium-doped yttrium-aluminum-garnet, or Nd:YAG, or erbium-doped yttrium-aluminum-garnet, or Er:YAG. The active material determines the wavelength of the light emitted and thus the applications for which various types of lasers are best suited. We offer laser systems utilizing different technologies, including the following:

—	CO2;

—	Nd:YAG;

—	Er:YAG;

—	Holmium YAG;

—	Varios diodes; and

—	Frequency multipliers.

        Radiofrequency Technology (FACES or Functional Aspiration Controlled Electrothermal Stimulation).  We use FACES to secure the skin in order to allow radio frequency energy to pass through the epidermis and gently heat the deeper dermal tissue. The FACES handpiece uses a vacuum to fold the skin between two electrodes, ensuring tight contact and positioning the dermis in direct alignment with the path of radio frequency energy. Radio frequency energy flows between the electrodes in a straight path through the collagen rich dermal tissue. The vacuum ensures contact with electrodes to eliminate the risk of arcing. As the radio frequency energy meets impedance in the tissue, heat is generated, leading to collagen contraction and regeneration. For effective skin tightening and treatment of wrinkles and fine lines, heat must be created deep in the dermis without injuring the epidermis. Radio frequency systems come in three basic configurations: monopolar, flush bipolar, and Lumenis’s parallel bipolar design.

Products

Aesthetic Systems

        Our main focus has been in the aesthetic market, responding to the public’s interest in improved appearances. In 2007, we derived approximately 37% of our revenues from the sale of aesthetic systems.

        Applications.  The following are the primary applications for our aesthetic systems:

—	improving dyschromia, uneven pigment, skin texture and tone as well as reducing the results of sun damage, environmental exposure and the effects of aging;

—	removal of benign vascular lesions, including leg veins, spider veins on legs and face, deep vascular lesions and other red spots;

—	removal of benign pigmented lesions including brown spots, age spots, sunspots, scars and stretch marks;

—	tightening of skin laxity and treatment of wrinkles;

—	hair removal; and

—	tattoo removal.

        Technology.  Our aesthetic systems utilize the following technologies:

—	Nd:YAG lasers;

—	CO2lasers;

—	diode lasers;

—	IPL; and

—	Radio Frequency.

        Products.  The following are the major products we currently market for aesthetic applications. We have designed some of our systems to have the versatility to treat several different conditions.

        Lumenis One System.  Our Lumenis One system is our leading aesthetic product and offers the following four technologies on one multi-technology and multi-application customizable and upgradeable platform:

—	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

—	LightSheer diode laser for hair removal;

—	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions; and

—	Aluma skin renewal system with FACESTM technology for the treatment of wrinkles and fine lines.

        IPL Quantum.  Our IPL Quantum family of systems includes the following:

—	IPL Quantum SR system provides IPL photorejuvenation treatments for the treatment of benign pigmented lesions, solar lentingos, rosacea and vascular lesions;

—	IPL Quantum DL system that consists of an ND:YAG laser for treating leg veins and deep vascular lesions;

—	IPL Quantum HR system upgrade that consists of a multiple wavelength IPL for hair removal; and

—	IPL Quantum QS system upgrade that consists of a Q-switched Nd:YAG laser for tattoo removal.

        Elora.  Our Elora dual-application system utilizes IPL for skin treatments, photorejuvenation and hair removal.

        Lightsheer.  Our LightSheer system utilizes an 810nm high-power pulsed diode laser that provide safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective, simple-to-operate and low-maintenance system. The LightsSheer is available as both a standalone system or as a module for the Lumenis One multi-technology platform.

        Aluma.  Our Aluma skin renewal system uses FACES technology in the treatment of wrinkles in a low-downtime virtually painless procedure. The Aluma is available as both a standalone system or as a module for the Lumenis One multi-technology platform.

        Ultrapulse Encore /ActiveFX and DeepFX.  UltraPulse Encore is the industry’s high-end, high-energy, short-pulse-duration CO2 laser technology that first made laser skin resurfacing possible. This high-powered laser provides performance enhancement over lower-powered CO2 lasers. It is used for performing a wide range of surgical and aesthetic procedures, including the minimally ablative ActiveFX and DeepFX procedures and the full face resurfacing procedure and for blepheroplasty. ActiveFX is a fractional laser procedure, launched in April 2006, performed in a single treatment with minimal patient downtime. With the increasing availability of aesthetic treatments, more and more patients are seeking a remedy for fine lines, wrinkles, dyschromia, and skin laxity. Many of these patients have active personal and professional lives, and want a treatment that is both effective and convenient. We offer ActiveFX as a solution for these patients. During fractional treatment, only a portion of the skin’s surface is treated by the laser, leaving small “bridges” of untouched skin. This technique makes the healing process quicker and enables patients to get back to their normal life styles sooner. DeepFX is a new fast recovery time fractional treatment introduced in December 2007. DeepFX treats microscopic columns in skin for deeper results and effects on wrinkles, sun damage and scars.

        Aestillisse.  The Aestillisse microdermabrasion system performs microderm procedures for the treatment of mild sun damage and other subtle facial imperfections, especially those who desire a light no-downtime procedure.

Ophthalmology Systems

        CMG was a leader in the ophthalmic laser market since its introduction of the first argon photocoagulator system in 1970 for the treatment of retinal diseases and glaucoma. CMG had achieved a widespread reputation for innovations and product excellence with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. Since our acquisition of CMG, we have been developing products that include both laser and other innovative technology solutions for the treatment of a variety of sight-threatening diseases. In 2007, we derived approximately 16% of our revenues from the sale of ophthalmic systems.

        Applications.  The following are the primary applications for our ophthalmology systems:

        Photocoagulation.  The purpose of this application is to heat or coagulate tissue. The primary application is the treatment of diabetic retinopathy, an abnormal vascular disease of the retina. Through the use of photocoagulation serious vision loss from diabetic retinopathy has been reduced in some patients from 50% to less than 2%. The following products, which we discuss below, provide photocoagulation treatment:

—	Novus 3000;

—	Novus Varia; and

—	Novus Spectra.

        Photodisruption.  A photodisruptor creates a small optical breakdown, or spark, to separate tissue or drill holes in the retina. The primary application is capsulotomy or perforation of the posterior capsule, a membrane left after removal of the cataractous lens. A secondary application is drilling holes in the iris, laser iridotomy, to relieve pressure in narrow angle glaucoma. The following products, which we discuss below, provide photodisruptor treatment:

—	Selecta Duet; and

—	Aura PT/Aura II.

        Photoactivation.  A photoactivator is used to activate a drug, Visudyne(1), to cause selective destruction of abnormal retinal blood vessels. The primary application is treatment of the predominantly classic “wet” form of age related macular degeneration (AMD). In this system, the laser is not used to cut, but rather to activate the drug. The main product is our Opal PDT photoactivator, which uses Visudyne, a drug provided by Novartis.

        Selective Laser Trabeculoplasty (SLT).  SLT is used to selectively target individual trabecular meshwork cells to activate a biologic response that increases outflow of fluid to reduce intraocular pressure in open angle glaucoma. SLT is performed using the following products:

—	Selecta II; and

—	Selecta Duet.

        Refractive Correction.  This is the correction of near and far sightedness and astigmatism. In China, Hong Kong and Japan, Lumenis distributes the Allegretto Wave(2) laser, manufactured by Wavelight Laser Technologie AG, which has the capability of “custom ablation” to achieve better corrective vision for patients.

        Technology.  Our ophthalmology systems use the following technologies:

—	Nd:YAG lasers;

—	argon lasers; and

—	diode-pumped and other solid state lasers.

        Products.  We currently market the following products for ophthalmology applications.

        Selecta Lasers.  Our Selecta systems are based upon normal and frequency doubled Nd:YAG lasers and include single-application systems as well as multi-technology and multi-application platforms. They consist of the following:

—	Selecta II: SLT 532 nanometer (nm) ND:YAG laser for open angle glaucoma

—	Selecta Duet: SLT 532 nm ND:YAG laser for open angle glaucoma and 1064 nm ND:YAG laser for cataracts

(1)	A registered trademark of Novartis AG.
(2)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

        Our Selecta Duet is the first laser to treat both glaucoma and secondary cataracts and has been manufactured by another company for us. We have terminated this manufacturing contract and are developing a replacement product, including some improved features, which we expect to release in 2009.

        Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

—	Novus Varia;

—	Novus Spectra; and

—	Novus 3000.

        We launched the Novus 3000 in November 2005. It is a fully-integrated operating room system used to treat diabetic retinopathy using a solid-state, diode-pumped laser providing 532 nm laser light with a dual-fiber delivery output delivering up to 3.0 watts of laser energy. Our Novus Varia is the world’s first three-color diode-pumped ophthalmic laser. Our Novus Spectra, a 532 nm green diode-pumped solid-state photocoagulation laser, is the first product to result from our integration of HGM Medical systems, which we acquired in December 2001.

        The following table presents the applications for our ophthalmology products:

Product	Glaucoma	Retina	Comprehensive

Selecta II Glaucoma Laser System	X
Selecta Duet	X		X
Opal PDT Photoactivator		X	X
Novus Varia		X	X
Novus 3000		X	X
Novus Spectra		X	X

        Accessories.  We offer a number of ophthalmology accessories for use in conjunction with our laser systems.

        In November 2005, we received FDA clearance to market the first coaxial multicolor laser indirect ophthalmoscope, or LIO, for the delivery of photcoagulator laser energy during ophthalmic surgery. It is compatible with our Novus 3000 and Novus Varia, and its main benefits include superior performance, integrated multi-wavelength eye safety filters and ease-of-use.

Surgical Systems

        Our acquired businesses, including Laser Industries, with its Sharplan brand name, acquired in 1998, and CMG, were leaders in the surgical marketplace for over twenty-five years and we are a leader in holmium laser technology for the minimally invasive treatment of Benign Prostatic Hyperplasia (BPH) and urinary lithotripsy. In addition, our UltraPulse SurgiTouch is the first application guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. UltraPulse SurgiTouch was the first product to result from our integration of CMG, which we acquired in April 2001. In 2007, we derived approximately 23% of our revenues from the sale of surgical systems.

        We offer a broad range of laser systems and accessories for sale to hospitals and to medical practices to meet the growing in-office procedure demand.

        Applications.  Physicians use our surgical systems in a number of applications, including those listed below:

—	Ear/Nose/Throat;

—	Gastroenterology;

—	General Surgery;

—	Gynecology;

—	Neurosurgery;

—	Podiatry;

—	Thoracic &Pulmonary; and

—	Urology/Genitourinary.

        Ear/Nose/Throat (ENT or Otolaryngology).  We have pioneered several ENT applications for both operating room and office environments. Our UltraPulse SurgiTouch CO2 system enables the physician to create precise, hemostatic incisions and excisions and to ablate soft tissue with minimal thermal necrosis to the surrounding area. Surgical accuracy and precision is enhanced through the use of the Digital Accublade microsurgery system. These devices can be easily adapted for freehand surgery, laser microsurgery, and rigid endoscopy. ENT surgeons use the following products that we offer:

—	UltraPulse SurgiTouch; and

—	Compact 30/40C.

        Gastroenterology.  Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gasrtoenterologic surgeons use our VersaPulse Power Suite system for these applications.

        General Surgery.  General surgeons use our lasers for open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions. General surgeons use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	10XX Grey Line.

        Gynecology.  Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	VersaPulse Power Suite.

        Podiatry.  Podiatrists require lasers to perform precise hemostatic procedures, such as radical nail excisions, treat fungal and ingrown nails, plantar warts and neuromas, and perform ablations. Podiatrists use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	10XX Grey Line.

        Thoracic & Pulmonary.  Thoracic surgeons use lasers for soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree. They use our VersaPulse Power Suite, UltraPulse SurgiTouch, Compact 30/40C and 10XX Grey Line systems for these applications.

        Urology.  Urologists use the following systems that we offer:

—	VersaPulse Power Suite.

        Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy and benign prostatic hyperplasia (BPH). BPH affects over 60% of men over the age of 60. Lumenis offers two procedures for BPH Management; Holmium Laser Ablation of the Prostate (HoLAP) and Holmium Laser Enucleation of the Prostate (HoLEP). We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard to reach areas. Urologists use this laser is used to respect, ablate and coagulate tissue.

        Technology.  Our surgical systems use the following technologies:

—	CO2;

—	holmium; and

—	Q-switched Nd:YAG.

        Products.  We offer the following lasers and accessories for surgical applications:

        VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers. Physicians use them in all surgical applications other than dermatology and neurosurgery. They are:

—	100W Holmium Laser:	This is a powerful holmium laser that provides a high energy and repetition rate for smoother cutting and faster, more efficient tissue treatment. This laser is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
—	80W Holmium Laser:	This laser has the cutting power that ENT surgeons need for incising tough fibrous or cartilaginous material. It is also useful for other moderate- to high-energy procedures.
—	20W Holmium Laser:	This is an alternative choice for performing lithotripsy and some soft tissue procedures, as well as for select ENT applications. This is the smallest, most portable VersaPulse Power Suite model. It plugs into a standard electrical outlet and includes a printer port for optional printing of treatment summaries.
—	Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer, combining two high-power lasers in one device. Physicians use it for numerous applications in many specialties that need high-energy or high repetition rate for both short- and long-duration procedures. Surgeons can quickly and easily select holmium for cutting and ablation or Nd:YAG for deeper coagulation using the foot pedal.

        10S Series.  The 40 watt 1041S model, 55 watt 1055S model and the 80 watt 1080S model CO2 laser systems feature a precise and consistent control of char-free incision and ablation. The high energy pulse mode characteristics of each model pro-vide unique high frequency sequencing that automatically delivers the optimal output for char-free tissue effects at high and low power settings.

        Compact Series.  This cost-effective line of Compact CO2 systems available from Lumenis – offering powers of 30 or 40 watts – combines portability with uncompromised performance. All units feature an extremely accurate laser beam, as well as SuperPulse operation modes. These lasers are advantageous for small operating theatres and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of the Lumenis CO2 systems using our exclusive SurgiTouch scanning technology.

        NovaPulse.  NovaPulse 20-watt CO2 laser is ideal for small clinics and offices. Based on a flexible fiber delivery system, it combines the advantages of laser precision and hemostasis with a familiar scalpel-like feel. The NovaPulse system delivers short-duration, high amplitude pulses followed by short pauses during which tissue is allowed to cool thus minimizing charring and thermal necrosis. A wide selection of handpieces and changeable tips maximize efficacy in a full range of ENT, dermatology, oral maxillofacial, podiatry and general surgical procedures. A specialized scanner offers char-free, uniform, layer-by-layer vaporization of areas up to 10 mm.

        UltraPulseSurgiTouch  See Ultrapulse and Ultrapulse SurgiTouch/ActiveFX and MaxFX above under “Aesthetic Systems – Products.”

        In 2001, we entered into a U.S. distribution agreement with Boston Scientific Corp. under which Boston Scientific Corp. is responsible for sales of fibers and accessories as well as for providing sales leads for holmium lasers to our direct distribution force. We entered into an agreement for distribution in Japan under which Boston Scientific Corp. is responsible for sales of all of our urology offerings in Japan.

        Accessories.  We offer a number of surgical accessories for use in conjunction with our laser systems.

Dental Applications

        In 2007, we derived approximately 2% of our revenues from dental systems.

        Applications.  We have developed several dental lasers to enable dentists to perform hard and soft tissue applications including drilling, cavity preparation, gum trimming and periodontal procedures, as well as teeth whitening.

        Technology.  Our dental systems use the following technologies:

—	Er:YAG;

—	CO2; and

—	Diode.

        Products.  Our leading systems for dental applications include:

        OpusDuo AquaLiteE and AquaLite EC.  The OpusDuo AquaLite system, which we launched in October 2005, is our next generation technology for dental and oral surgical applications. It improves upon our Opus20 and original OpusDuo. It is dentistry’s only combination erbium YAG, or Er:YAG, and SuperPulse CO2 dual-wavelength laser system. It is designed for both hard and soft tissue procedures. It has an illuminated contra-angle handpiece and touch screen control with pre-set operating parameters for over 100 hard and soft tissue procedures. Both lasers are contained in one cabinet with two distinct delivery systems. Both lasers incorporate the Opus patented hollow wave guide delivery system that emits high energy pulses. The Er:YAG laser is designed primarily for hard tissue procedures on enamel, dentin and bone, including cavity and crown lengthening, caries removal and etching. The CO2 laser is effective for a wide variety of soft tissue applications, including gingevectomy, gingivoplasty, frenectomy, implant exposure, laser troughing, crown lengthening, and guided tissue regeneration. The OpusDuo AquaLite enables dentists to remove hard tissue at speeds equal to high speed mechanical handpieces.

        Novapulse.  The NovaPulse system contains a 20 Watt SuperPulse CO2 LX-20SP laser and provides precise incision and excision capabilities for a wide variety of soft tissue applications. This CO2 laser is intended for procedures where hemostasis and precision are important. Dentists use it for a wide variety of soft tissue applications including gingevectomy, gingivoplasty, frenectomy, implant exposure laser troughing, crown lengthening, biopsies and guided tissue regeneration. The NovaPulse can also be used for multiple perio/oral surgical applications. The NovaPulse offers the patented hollow wave guide technology for more flexibility and energy to tissue.

        Accessories.  We also sell a variety of handpieces and accessories for its dental lasers.

Veterinary Applications

        We pioneered laser applications in the veterinary area with the NovaPulse, a compact, easy to use, CO2 laser. We use the AccuVet brand in marketing to the veterinary market. The many surgical applications include: removal of cysts, tumors and warts; specialized internal procedures; neutering; spaying; and declawing.

Products Under Development

        In order to maintain and enhance our competitive position, we believe it is imperative to develop new products and applications and introduce new technologies. We develop some of these products internally, we develop some pursuant to research agreements, and we acquire or license some.

Marketing, Distribution and Sales

        We have established five regional centers to coordinate local sales, marketing, service and administrative functions for all of our product systems. In addition to the sale of products, we generate revenues from service calls, maintenance agreements, sales of parts and accessories and the distribution of clinical management software with some of our products. We sell directly primarily in seven countries, namely, the United States, the United Kingdom, France, Italy, Germany, Japan and China. We sell the remainder of our products through out global distributor networks, consisting of approximately 80 independent distributors. These distributors sell our products in over 100 countries around the world. We generally grant our distributors exclusive territories for the sale of particular products in specified countries.

        We have a regional sales, service and administrative center in each of the geographic areas that serve as our business units. See “Breakdown of Net Sales by Activity and Geographic Market” below:

—	North America, headquartered in Santa Clara, California, which is responsible for direct sales in the United States and distributor sales in Canada.

—	Europe, the Middle East and Africa (or EMEA), headquartered near Frankfurt, Germany, which is responsible for direct sales in France, Germany, Italy and the United Kingdom and for distributor sales in the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa. The European headquarters also manages our main distribution center outside the United States.

—	China, headquartered in Beijing, China, and Asia Pacific, headquartered in Hong Kong, which are responsible for direct sales operations in the People’s Republic of China and Hong Kong as well as distributor sales in the other countries in Asia and the rest of the world, not covered elsewhere.

—	Japan, headquartered in Tokyo, Japan, which is responsible for direct sales operations in Japan.

—	Latin America, headquartered in Miami, Florida, which became effective in 2008 and is responsible for distributor sales operations in Latin America and the Caribbean.

        In our North America market, approximately 90% of our net sales are in the United States, almost all of which are direct to customers through our sales personnel in the United States. The remainder of our North America sales are in Canada, almost all of which are to distributors. The majority of our sales of urology products in the United States are made to Boston Scientific Corp., which distributes them for us. Our largest customers in the Americas are the following distributors: Boston Scientific Corp.; Novation; Coherent AMT; and Premier (GPO).

        In our EMEA market, we have a presence in over 70 countries. Approximately two-thirds of our net sales are to distributors, and approximately one-third of our net sales are direct to customers through our sales personnel, primarily in Germany, the United Kingdom, Italy and France. These countries, together with Spain, are our largest Europe sub-markets. Our largest customers in this market are the following distributors: Mediform Group; Sigmacon Medical Products; Druco; and Rosslyn Medical.

        In our China and Asia Pacific market, our largest customers are the following distributors: Wonik; Medtel; and RG Stone.

        In our Japan market, most of our net sales are direct to customers through our sales personnel in Japan. We sell most of our urology products in Japan to Boston Scientific Corp., which distributes them for us. Our largest customers in Japan are the following distributors: Boston Scientific Corp.; Riz Medical; and Shinagawa Kinshi Clinic.

        We also have entered into distribution agreements with other manufacturers to grant us rights to distribute third party products that complement our product offerings, such as Allegretto Wave laser for laser vision correction and cataracts and Aura photodisruptor for capsulotomy, all of which we sell through the regional sales and service centers.

        Since 2005, we have outsourced our global supply chain activities to UPS Supply Chain Solutions, a subsidiary of UPS. UPS Supply Chain Solutions provides logistics, warehouse management, customs and transportation services for all our activities worldwide and provides specialty services, such as critical order management and service parts logistics. In addition, we have outsourced our global information technology services to EDS Israel, a subsidiary of Electronic Data Services since 2005.

Breakdown of Net Sales by Geographic Market and Activity

        The following table presents our net sales by geographic area for the fiscal years indicated (in thousands of U.S. dollars):

	2007	2006	2005

Americas*	$129,148	$127,874	$143,798
Europe, the Middle East and Africa	68,686	59,795	60,268
China/Asia Pacific	33,804	39,484	38,786
Japan	36,191	37,225	42,586

Total	$267,829	$264,378	$285,438

* Covers both North America and Latin America. Latin America only became a separate geographical area for us in 2008.

        The following table presents our net sales by product systems for the fiscal years indicated (in thousands of U.S. dollars):

	2007	2006	2005

Aesthetic	$99,637	$88,604	$100,393
Opthamolic	41,878	49,479	59,940
Surgical	60,412	59,256	54,188
Dental	4,712	6,909	6,501
Service/Spare Parts/Other	61,190	60,130	64,416

Total	$267,829	$264,378	$285,438

        To assist customers in financing their purchases of our products, we or our distributors may introduce them to one of a number of independent leasing companies and in some cases may earn a fee for referral. As is common in this industry, a substantial portion of our sales are completed in the last few weeks of each calendar quarter.

        We generally sell more of our products during the second and the fourth fiscal quarters than in the first and third fiscal quarters. We believe that this is because during the third fiscal quarter many physician customers take summer vacation and during the first fiscal quarter many hospitals and medical organizations have not yet assessed their needs and budgets for the upcoming year.

Service and Customer Support

        Service and customer support (known as Lumenis Service) is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see above under “Marketing, Distribution and Sales”), or elsewhere, by local independent distributors, supported by our geographical or global support centers.

        We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

        Lumenis Service is responsible for providing the following main categories of service and customer support functions for our products:

—	Communication Centers in each of the regional centers for the five geographic areas that serve as our business units (Japan, China/Asia Pacific, North America, Europe, Latin America) with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventative servicing activities at the customer site;

—	Training: Lumenis Service provides hands-on, practical basic and advanced technical training and certification of field service engineers for practically all our products. Distributor service personnel are required to attend such training course and certified to become authorized;

—	Configuration Control: Publishing and controlling all technical documentation – service manuals, technical bulletins and updates, upgrade kits and online knowledge base enabling global updated knowledge base; and

—	Spare Parts and Logistics Channels: We operatewarehouses in each of the above geographical areas, as well as global distribution centers with thousands of required parts in inventory with the aim of ensuring long term support to our customers.

Manufacturing

        We manufacture our products in two principal locations: Yokneam, Israel, where aesthetic, surgical, dental and veterinarian products are manufactured; and Salt Lake City, Utah, where ophthalmic products are manufactured and Yokneam products are repaired and refurbished. We have outsourced the manufacture of some of our aesthetic products.

        In addition, we procure certain full turn-key systems from several suppliers under OEM agreements.

        We manufacture products based mostly upon sales forecasts and, to a lesser extent, upon specific orders received from our customers. We deliver products based upon purchase orders received, and our goal is to fulfill each customer’s order for products in regular production within two to eight weeks of receipt of the order.

Sources and Availability of Raw Materials

        We manufacture our products from a large number of parts, using standard components as well as specially developed subassemblies supplied by subcontractors and vendors worldwide meeting our specifications.

        Some of our critical components are supplied by sole sources. Due to their sophisticated nature, certain components must be ordered up to six months in advance, resulting in a substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three- to nine-month estimate of future orders.

        We use United Parcel Service of America, Inc., or UPS, as our global supply chain vendor to provide logistics and related services, including storing and stocking our raw materials inventory and finished goods inventory.

        We order raw materials, including optical and electronic parts, which we send in kits to subcontractors for assembly of components and subassemblies. We conduct assembly (in part), integration, and quality assurance of the components and subassemblies at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility.

Research and Development

        Our research and development strategy is to develop high quality products and related accessories to maintain our competitive advantage. Our research and development efforts are conducted at our Yokneam, Israel, Salt Lake City, Utah, and Santa Clara, California facilities. We believe that the close interaction between our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

        We have in the past, and may in the future, apply for and receive certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel.

        Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research), and the research and development is for the promotion of enterprise and is carried out by or on behalf of a company seeking such deduction. Expenditures not approved as such are deductible over a three year period for Israeli tax purposes. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

        The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder, or the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5% depending on the number of years that lapse between receipt of the grant and repayment.

        In June 2005, an amendment to the Research and Development Law came into effect, which is designed to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

        The technology and know-how developed with government grants may not be transferred to third parties, including non-residents of Israel, without the prior approval of a governmental committee under the Research and Development Law. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology and know-how to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research and Development Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. Generally, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law. In addition, the rules of the OCS may require additional information or representations in respect of certain of such events.

        The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. We and our subsidiaries have not received or accrued participation grants from the State of Israel since at least 2001.

        In return for the Government’s participation payments in programs approved by the OCS, we and our subsidiaries are obligated to pay royalties at a rate of 3% to 5% of sales of the developed product until the OCS is repaid in full. In the years ended December 31, 2005, 2006 and 2007, we and our subsidiaries incurred royalty expenses payable to the OCS in aggregate amounts of $424 thousand, $451 thousand and $344 thousand, respectively. As of December 31, 2007, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $3.0 million which will be repaid to the government in the form of royalties on sales of those products that reach the market.

Competition

        Competition in our markets is intense and we expect it to increase. Competition arises from other light-based products, as well as alternate technologies (not based upon laser technology). We also face competition from companies selling accessories or services for our products. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater resources than those available to us.

        Our principal direct (light-based) competitors are:

—	in the aesthetic market, Alma Lasers Ltd., Aesthera Corp., Candela Corporation, Cutera Inc., Cynosure, Inc., Palomar Medical Technologies, Inc., Reliant Technologies Inc., Sciton Inc., Syneron Medical Ltd., and Thermage Inc.;

—	in the surgical market, AMS (formerly Laserscope), Bioletic AG / CeramOptec; Deka, Diomed Inc., Dornier MedTech, Gyrus ACMI Inc., Lisa Laser Products, Olympus, Karl Storz GmbH, Trimedyne Inc., and WaveLight Laser Technologies AG;

—	in the ophthalmic market, Carl Zeiss Meditech AG, Ellex Medical Lasers Ltd., Nidek Technologies Inc., Iridex Corporation, and Optimedica Corporation;

—	in the dental market, Biolase Technology, Inc. and Hoya Con-Bio; and

—	in the veterinary market, Aesculight LLC and Cutting Edge.

        Some of these competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than we do and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. To compete effectively, we will need to continue to expand our product offerings, update our existing products, develop innovative technologies and expand our distribution. Our competitive position depends upon a number of factors, including the following:

—	Brand recognition;

—	Product performance and efficacy;

—	Product positioning;

—	Pricing;

—	Characteristics and functionality;

—	Ease of use;

—	Scalability;

—	Durability and quality;

—	Warranty and service; and

—	Cost.

        We cannot assure that we can compete effectively against such competitors. In addition, we cannot assure that these or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Patents and Intellectual Property

        We have obtained and now hold approximately 150 patents in the United States and 100 patents outside of the United States and have applied for approximately 55 patents in the United States and 25 patents outside of the United States. In general, however, we rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of twenty years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date.

        Technologies related to our business, such as laser and IPL technologies, have been rapidly developing in recent years. Numerous parties have sought patent protection on developments in these technologies.

        Our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to operate without infringing on the intellectual property rights of third parties. Loss or invalidation of certain of these patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. The patent position of many inventions in the areas related to our business is highly uncertain, involves many complex legal, factual and technical issues and has recently been the subject of litigation industry-wide. There is no certainty in predicting the breadth of allowable patent claims in such cases or the degree of protection afforded under such patents. As a result, there can be no assurance that patent applications relating to our products or technologies will result in patents being issued, that patents issued or licensed to us will be useful against competitors or that we will enjoy patent protection for any significant period of time.

        It is possible that patents issued or licensed to us will be successfully challenged or that patents issued to others may preclude us from commercializing our products under development. Litigation to establish or challenge the validity of patents, to defend against infringement, enforceability or invalidity claims or to assert infringement, invalidity or enforceability claims against others, if required, can be lengthy and expensive, and may result in determinations materially adverse to us. We cannot assure you that the products currently marketed or under development by us will not be found to infringe patents issued or licensed to others. Likewise, we cannot assure you that other parties will not independently develop similar technologies, duplicate our technologies or, with respect to patents that are issued to us or rights licensed to us, design around the patented aspects of the technologies. Third parties could also obtain patents that may require licensing of their patented technology for the conduct of our business.

        Because of the rapid development of technologies that relate to our products, there may be other issued patents that relate to basic relevant technologies and other technologies that we market. From time to time, we receive inquiries from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. See “Legal Proceedings” under Item 8.A below.

        We also rely on protection available under trademark law. We have filed trademark applications in various jurisdictions in connection with the registration of over 43 different trade names and other marks. Approximately 155 of these applications have proceeded to registration and are current, and we have approximately 18 applications pending. We are currently preparing other trademark applications, which we intend to file in the future.

Government Regulation

        The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the European Union and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under United States federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time consuming and subject to unanticipated delays.

        Among the conditions for FDA approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the Quality System Regulations, or QSR, which must be followed at all times. The QSR regulations impose certain procedural and documentation requirements upon a company with respect to design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

        In February 1997, we received a Quality System Certification Award for being in compliance with ISO 9001. ISO 9001 is a globally recognized standard established by the International Standards Organization in Geneva, Switzerland and has been adopted by more than 90 countries worldwide. ISO 9001 embraces principles of the QSR and is a comprehensive quality assurance standard. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

4

        In 1998, the European Union determined that marketing or selling any medical products or devices within the European community requires a CE Mark according to the European Medical Device Directive. It is the responsibility of member states to ensure that devices capable of compromising the health and safety of patients (and users) do not enter the market. Obtaining a CE Mark for medical devices is regulated according to the European Medical Device Directive. The medical device must comply with the requirements of the European Medical Device Directive that applies at each stage, from design to final inspection. We have complied with the EU standards and has received the CE Mark for all of our systems distributed in EU.

        International sales are subject to specific foreign government regulation and those regulations vary from country to country. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

Financial Information about Foreign and Domestic Operations and Export

        See “Breakdown of Net Sales By Activity and Geographic Market” above and Note 19 to our consolidated financial statements included in this annual report for financial information about the geographic areas of our business.

        Our worldwide business is subject to risks of currency fluctuations, governmental actions and other governmental proceedings outside Israel. We do not regard these risks as a deterrent to further expansion of our operations outside Israel. However, we closely review our methods of operations and adopts strategies responsive to changing economic and political conditions.

        Within the EU, there has been an evolution toward a single market for which the Economic and Monetary Union, or EMU, including the adoption of the Euro as a single currency, marks an important step. We have recognized the strategic significance of this development and adopted the Euro in 2000 for use in EMU markets, other than the United Kingdom.

        For risks related to our operations in Israel, see “Conditions in Israel” and “Operating Results” in Item 5 below.

Conditions In Israel

        We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political and military conditions that are discussed in the “Risks Relating to our Location in Israel” in Item 3.D above, and economic conditions in Israel, which could affect our U.S. shareholders.

Israeli Tax Considerations and Government Programs

        The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax aspects that may be relevant to our company.

General Corporate Tax Structure in Israel

        Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, were adopted, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

        However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “The Law for the Encouragement of Capital Investments” below.

        In addition, generally, Israeli companies are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to the then current corporate rate applicable to the company).

Law for the Encouragement of Capital Investments

        The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an approved enterprise, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

        The Investment Law was significantly amended effective April 2005. Tax benefits granted in accordance with the provisions of the Investment Law prior to its revision remain in force, but any new benefits granted in the future will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

Tax benefits from Approved Enterprises approved before April 1, 2005

        Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center. Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        An approved enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. Under the alternative benefits program, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and 10 years from the first year of taxable income, depending upon the geographic location within Israel of the approved enterprise. Upon expiration of the exemption period, the approved enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. If a company has more than one approved enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. Income derived from activity that is not integral to the activity of the approved enterprise must be allocated among the different approved enterprises and therefore does not enjoy tax benefits.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors company, or FIC. A FIC eligible for benefits is essentially a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis. A company that qualifies as a FIC will be eligible for an extension of the period during which it is entitled to tax benefits under its approved enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If the company that has an approved enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

        The tax rates and related levels of foreign investments are set forth in the following table:

Percent of Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax

0-25%	2 years	5 years	25%
25-49%	2 years	8 years	25%
49-74%	2 years	8 years	20%
75-90%	2 years	8 years	15%
90-100%	2 years	8 years	10%

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%).

        In addition, if the dividend is distributed within 12 years after the commencement of the benefits period, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax rate is 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

        The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

Tax benefits under an Amendment that became effective on April 1, 2005

        Pursuant to an amendment to the Investment Law effected on April 2005, the approval of the Investment Center is required only for approved enterprises that receive cash grants. Approved enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. These approved enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law. The amendment also authorizes the Investment Center, on an interim basis, to permit extensions and amendments of certificates of approval that were granted prior to the amendment coming into effect.

        Tax benefits are available under the amendment to the Investment Law to production facilities (or other eligible facilities), that derives more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment, which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a benefited enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

        Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an approved enterprise under the alternative benefits program. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a FIC, in which case the 12-year limit does not apply.

        A company qualifying for tax benefits under the amendment, which pays a dividend out of income derived by its benefited enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower depending on the level of foreign investment in a qualified FIC.

        The benefits available to an approved enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under specific conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred. These expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company. Furthermore, the research and development is carried out by or on behalf of the company seeking the deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. See “Research and Development” above.

Tax Benefits under the Law for the Encouragement of Industry (Taxes)

        According to the Law for the Encouragement of Industry (Taxes), 5729-1969, the Industry Encouragement Law, an “industrial company” is a company resident in Israel that derives 90% or more of its income in any tax year (other than government loans, and specific kinds of passive income such as capital gains, interest and dividends) from an “industrial enterprise” that it owns. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

        Under the Industry Encouragement Law, industrial companies are entitled to the following tax benefits, among others:

—	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

—	deduction over a three-year period of expenses related to public offering;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an “industrial company” or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Certain features of the Inflationary Adjustments Law are described below:

—	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli Consumer Price Index, or CPI.

—	If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

—	Capital gains on certain traded securities, which are generally taxed at a reduced tax rate for individuals, are taxable at the corporate tax rate in specified circumstances. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer include provisions in this regard.

        The Israeli Income Tax Ordinance and regulations promulgated thereunder allow FIC, which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election.

C.	Organizational Structure

        Lumenis Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries in Israel and worldwide, the most significant of which are the following wholly owned subsidiaries:

—	Lumenis Inc. (incorporated in the United States);

—	Lumenis (UK) Limited (incorporated in the United Kingdom);

—	Lumenis (Germany) GmbH (incorporated in Germany);

—	Lumenis (France) SARI (incorporated in France);

—	Lumenis (Italy) SARI (incorporated in Italy);

—	Lumenis (also known as Ke Yi Ren) Medical Laser Equipment Trading (Beijing) Co. Ltd; (incorporated in China);

—	Lumenis (HK) Ltd. (incorporated in Hong Kong); and

—	Lumenis Japan Co. Ltd. (incorporated in Japan).

        (See also the list of subsidiaries appended to this annual report as Exhibit 8 in Item 19.)

D.	Property, Plant and Equipment

        Our principal executive offices are in Yokneam, Israel, and our principal engineering, development, manufacturing, shipping and service operations are located in facilities in Yokneam, in Santa Clara, California, and in Salt Lake City, Utah.

        All facilities are leased – we do not own any real property. The following table sets forth details of the square footage of our current leased property, all of which are fully utilized, unless otherwise stated:

Square Feet (approximate)

Yokneam, Israel (1)	85,300
Santa Clara, California (2)	70,000
Salt Lake City, Utah (3)	68,100
Japan (4)	30,600
China and Hong Kong (4)	23,400
Rest of the World (5)	33,100

Total	310,500

(1)	The lease on the initial facility in Yokneam (of approximately 48,100 square feet, including approximately 5,800 square feet added in January 2007) expires in July 2011, and the lease on the second facility in Yokneam (of approximately 37,200 square feet) expires in February 2009. Does not include an additional warehouse facility of approximately 1,400 square feet.

(2)	The lease on the Santa Clara facility expires in December 2012.

(3)	The principal building of the Salt Lake City facility (of approximately 57,000 square feet) was owned by us until 2006, when it was sold and leased back to us under a lease that expires in March 2009, with an option to renew for a further two years. The lease on the other building of the Salt Lake City facility (a warehouse of approximately 11,100 square feet) expires in September 2013.

(4)	Consists primarily of sales offices, situated in several cities throughout the country.

(5)	Consists primarily of sales/marketing offices, in Brazil, France, Germany, India; Italy, The Netherlands and the United Kingdom. Excludes an empty facility of 19,000 square feet in Warwickshire, UK.

        The debt to our Bank is secured by substantially all of our assets. For further information regarding this debt, see under “Restructuring of Bank Debt” in Item 5.B – “Liquidity & Capital Resources”.

        On January 8, 2008, we entered into a lease agreement regarding construction and leasing of a new Yokneam facility to house our headquarters. Pursuant to the agreement, the developer agreed to purchase the land and build the facility and we have agreed to take a lease for a term of ten years. The project is expected to take two years to complete and occupancy is estimated by January 2010. Initially the structure will comprise approximately 170,000 square feet, with the possibility to expand to approximately 260,000 square feet in the future.

        Since January 1, 2005, we have completed the following facilities closures:

—	March 2005, Netanya, Israel;

—	September 2006, Atidim, Israel;

—	February 2007, Ramat Gan, Israel; and

—	March 2007, New York City, New York.

        In accordance with our logistics services agreement with UPS, we maintain inventory at the UPS warehouse facilities in Caesarea, Israel; Louisville, Kentucky; and Salt Lake City, Utah.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report.

A.	Operating Results

Critical Accounting Policies and Estimates

        The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, tangible and intangible assets, income taxes, financing, warranty obligations, restructuring, long-term service contracts, contingencies and litigation.

        We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

—	Revenue recognition;

—	Allowance for doubtful accounts;

—	Inventory valuation and provisions;

—	Valuation of goodwill and intangible assets;

—	Provision for warranty obligations;

—	Legal contingencies; and

—	Income tax reserves

        For a detailed discussion of the application of these and other accounting policies, see Note 3 to our consolidated financial statements included in this annual report.

        Revenue recognition.  We record revenues in accordance with SEC Staff Accounting Bulletin (or SAB) No. 104, “Revenue Recognition in Financials Statements” (“SAB 104”), which requires that the following four criteria be met in order to recognize revenue:

        1)  Persuasive evidence of an agreement exists;

        2) Delivery has occurred or services have been rendered;

        3) The selling price is fixed or determinable; and,

        4) Collectibility is reasonably assured.

        The timing of revenue recognition amongst the various products and customers is dependent upon satisfaction of these criteria for which delivery may vary from shipment to delivery to the customer depending on the terms of the individual transaction. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

        Our products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we generally consider distributors as end-user customers.

        Deferred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met. Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company’s accounting policy complies with the revenue determination requirements set forth in Emerging Issues Task Force (or “EITF”) Issue 00-21, ratified by the Financial Accounting Standards Board, or “FASB”, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings process has been completed.

        In accordance with EITF Issue 00-10, reimbursed shipping and handling costs for product sales are included in revenue with the related expense included in cost of goods sold.

        Provisions for returns are recorded as a reduction of revenue and are generally based on historical experience. The Company evaluates whether collectibility is reasonably assured based on a review of the credit worthiness of customers and other relevant factors.

        Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, obtain third party insurance. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management judgment and estimates in establishing the allowances. The allowance for doubtful accounts as of December 31, 2006 and 2007 amounted to $2.1 million and $3.3 million, respectively.

        Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

        Valuation of goodwill and other intangible assets.  In accordance with Statement of Financial Accounting Standards (or SFAS) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), issued by the FASB, goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment. SFAS 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. We generally perform our annual impairment tests in the fourth quarter. No impairment was noted as a result of our evaluation of goodwill performed during 2005, 2006 and 2007.

        Intangible assets (e.g. patents, product trade names, developed technology, covenant not to compete) are amortized by the straight-line method over their estimated useful lives, principally between two and fifteen years. Intangible assets are reviewed for impairment in accordance with SFAS No. 144, whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity. Any impairment loss is recognized in the statement of operations. There were no impairment charges during the years ended December 31, 2005, 2006 and 2007.

        Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty on system sold to end users. The warranty period begins upon shipment, installation, or delivery depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time of sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience and/or management estimates, increases in warranty expense could be necessary. As of December 31, 2006 and 2007 warranty reserves were $5.1 million and $5.5 million, respectively.

        Legal contingencies.  As of the end of each period, we review outstanding legal matters including obtaining input from outside counsel where deemed appropriate. For those matters in which management, after consideration of all relevant and available information, believes that it is probable that a loss will be incurred in the resolution of such matters and such loss can be reasonably quantified, we record a reserve for such estimated losses. As new information becomes available regarding each legal matter, reserves are adjusted accordingly if appropriate. However, upon ultimate resolution of each legal matter, it is possible that actual outcomes can vary from that which was estimated and reserved for by management and such variances could impact our financial results.

        Income tax reserves.  We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Such allowance is based on our estimate of future taxable income that would allow or prevent us from using our loss carryforwards.

        In 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which supplements SFAS 109, “Accounting for Income Taxes”. FIN 48 requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits in the event such benefits recognized are challenged by relevant government tax authorities or courts. The amount of benefits recorded is the largest benefit that is more likely than not to be sustained upon such challenge. Significant judgment is required in making these determinations.

Overview

        We are a world leader in the design, manufacture, marketing and servicing of laser light and radio frequency-based systems for aesthetic, ophthalmic, surgical and dental applications. We offer a broad range of laser and intense pulsed light, or IPL systems, for use in skin treatments, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, glaucoma, diabetic retinopathy, secondary cataracts, age-related macular degeneration, vision correction, urinary lithotripsy, benign prostatic hyperplasia, otolaryngology, gynecology, gastroenterology, general surgery, podiatry, neurosurgery, dentistry and veterinary medicine.

Result of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	For the Year Ended December 31,
	2007	2006	2005

Net Revenues	100.0%	100.0%	100.0%
Cost of Revenues	57.2	57.1	52.6

Gross Profit	42.8	42.9	47.4
Research and development expenses	6.1	5.8	5.8
Selling and marketing expenses	27.3	27.2	25.4
General and administrative expenses	19.9	19.7	12.2

Total operating expenses	53.4	52.7	43.4
Operating (loss) income	(10.6)	(9.8)	4.0
Financial expenses	(1.4)	7.8	7.2
Other expense/(income), net	0.0	0.2	(0.1)

Loss before taxes on income	(9.2)	(17.8)	(3.1)
Taxes on income	1.3	1.2	0.9

Net Loss	(10.5)%	(19.0)%	(4.0)%

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

			Increase in
US $ in Thousands	2007	2006	Dollars	%

Net Revenues	$267,829	$264,378	$3,451	1%
Cost of Revenues	$153,168	$150,946	$2,222	1%

Gross Profit	$114,661	$113,432	$1,229	1%

        Revenues.  Our net total revenues increased 1% to $267.8 million in 2007 from $264.4 million in 2006. The increase is due mainly to increased sales in 2007 in the aesthetic business; primarily of our Encore product. Exchange rate fluctuations in some of our markets also had a positive impact on revenues. These increases were significantly offset by decreases in Ophthalmic, Dental and Veterinary sales.

        Revenues in the Americas, which includes the United States, Canada and Central and South America, remained essentially flat with an increase of 1% to $129.1 million from $127.9 million in 2006 with significant growth in sales of our Encore aesthetic systems offset by decreased sales of veterinary systems as well as decreased service revenues. Sales to the Europe, Middle East and Africa region increased 15% to $68.7 million in 2007 compared with $59.8 million in 2006. The increase was due to stronger aesthetic sales of our Encore and Lightsheer products, as well as the depreciation of the dollar versus the Euro, partially offset by a decline in dental revenues. Revenues in Japan in 2007 were $36.2 million, 3% below the $37.2 million of 2006. The decline reflects lower ophthalmic sales of the Selecta system offset in part by increased service revenues and the depreciation of the dollar against the Japanese yen. China/Asia Pacific revenues, which include sales to mainland China, Hong Kong, Australia, Taiwan, Korea and Southeast Asia, were $33.8 million in 2007 compared with $39.5 million in 2006. This decrease can be attributed to a decline in aesthetic related sales of the Lumenis One and Quantum systems. In addition, as a result of a change in our relationship with Wavelight from being a distributor to a commission based agent, we saw a decrease in associated product revenue.

        Cost of Revenues.  Cost of revenues was $153.2 million in 2007, an increase of $2.3 million compared with $150.9 million in 2006. This increase is primarily related to the increase in revenues from 2006 and reflects increased sales of higher margin products offset by increased production costs, as well as the impact of the shekel’s appreciation against the dollar on production costs. As a percentage of revenues, cost of revenues remained essentially the same in 2007 at 57.2% as compared to 57.1% in 2006.

			Increase in
US $ in Thousands	2007	2006	Dollars	%

Research and Development	$16,465	$15,414	$1,051	7%
Sales and Marketing	73,205	71,912	1,293	2%
General and Administrative	53,379	51,997	1,382	3%

Total Operating Expenses	$143,049	$139,323	$3,726	3%

        Research and Development Expenses.  Research and development expenses increased nearly $1.1 million in 2007 to $16.5 million from $15.4 million in 2006. The increase in expenses is due primarily to increased spending on materials for new product prototypes, as well as the impact of the appreciation of the shekel against the dollar on such expenses. As a percentage of revenues, research and development expense represented 6.1% and 5.8% of revenues in 2007 and 2006, respectively.

        Selling and Marketing Expenses.  Selling and marketing expenses increased $1.3 million in 2007 to $73.2 million from $71.9 million in 2006. The increase was primarily attributable to higher revenues. Accordingly, selling and marketing expenses as a percentage of revenues remained relatively flat in 2007 as compared to 2006, at 27.3% and 27.2%, respectively.

        General and Administrative.  General and administrative expenses increased 3% to $53.4 million in 2007 from $52.0 million in 2006. The increase in general and administrative expense in 2007 was due primarily to the recording of various non-recurring expenses including expenses associated with the settlement of various outstanding litigation ($7.3 million), legal fees paid pursuant to an indemnification agreement for one of our former officers ($3.3 million) and expenses related to implementation of our new ERP system ($1.7 million) partially offset by decreased spending associated with accounting services related to the preparation of our restated financial statements for 2004 through 2006 included in our registration statement on Form 20-F, filed on May 1, 2007. As a percentage of revenues, general and administrative expenses remained relatively consistent with the prior year at 19.9% and 19.7% of revenues in 2007 and 2006, respectively.

        Financial Expense (Income), Net.  In 2007 we recorded Financial income, net of $3.9 million as compared to Financial expenses, net of $20.8 million in 2006. This increase is primarily the result of a change in the accounting treatment of our bank debt in which interest expense is capitalized with principal payments in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”). As a result, no interest expense on our bank debt was recorded in 2007 as compared with the recording of interest expense in 2006 prior to the bank debt restructuring (see “Restructuring of Bank Debt” in Item 5.B – “Liquidity & Capital Resources” below). In addition, in 2007 we recorded interest income on cash balances of $3.1 million as compared with virtually no interest income in 2006. Exchange rate related gains in 2007 as compared with losses in 2007 also contributed to this increase in Financial income from 2006 to 2007.

        Other Expense/(Income), net.  Other expense in 2007 of $0.1 million is primarily the result of the write off of certain system related assets that became obsolete with the implementation of our new ERP system. In 2006, we reported Other Expenses of $0.5 million, which mainly reflects the loss on the sale of our facility in Salt Lake City.

        Taxes on Income.  In 2007 we recorded a provision for income taxes of $3.5 million compared with $3.2 million in 2006. This increase was primarily the result of increased sales by and income from certain of our subsidiaries that do not have operating loss carry forwards.

Net Loss.  Net loss in 2007 was $28.1 million compared with a net loss of $50.3 million in 2006. The decrease in the net loss in 2007 was due primarily to the aforementioned change in financial expenses resulting from a change in the accounting treatment of our bank debt whereby interest payments in 2007 were charged against the bank debt liability and not to interest expense as they were prior to the bank debt restructuring in December 2006. In addition, we recorded approximately $3.1 million of interest income on cash balances in 2007.

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

			Increase/(Decrease) in
US $ in Thousands	2006	2005	Dollars	%

Net Revenues	$264,378	$285,438	$(21,060)	(7)%
Cost of Revenues	$150,946	$150,133	$813	1%

Gross Profit	$113,432	$135,305	$(21,873)	(16)%

        Revenues.  Our total revenues decreased 7% to $264.4 million in 2006 from $285.4 million in 2005. The decrease is due mainly to lower sales of aesthetic and ophthalmic products, principally in the Americas. These decreases were mainly attributable to delays in the delivery of new, advanced-technology aesthetic and ophthalmic products announced to the market at the end of 2005, which led customers to postpone purchases of existing products in 2006.

        Revenues in the Americas decreased 11% to $127.9 million from $143.8 million in 2005. The decrease was due primarily to lower sales of Quantum and LightSheer aesthetic systems and of Selecta ophthalmic systems partly offset by higher sales of Powersuite systems and consumables to the urology market. Sales to the Europe, Middle East and Africa region were $59.8 million in 2006 compared with $60.3 million in 2005. The decrease was due mainly to lower sales of ophthalmic systems. Revenues in Japan in 2006 were $37.2 million, 13% below the $42.6 million of 2005. The decline reflects lower sales of ophthalmic systems, mainly photo-coagulators. China/Asia Pacific revenues were $39.5 million in 2006 compared with $38.8 million in 2005. This reflected the introduction of the Lumenis One aesthetic system in Asia Pacific markets, largely offset by lower sales of refractive ophthalmic systems.

        Cost of Revenues.  Cost of revenues was $150.9 million in 2006 compared with $150.1 million in 2005. This reflected a less favorable product mix and higher logistics, service and scrap cost largely offset by lower volume. As a percentage of revenues, cost of revenues increased in 2006 to 57.1% from 52.6% in 2005 due the lower sales volume, less favorable product mix and higher costs.

			Increase/(Decrease) in
US $ in Thousands	2006	2005	Dollars	%

Research and Development	$15,414	$16,452	$(1,038)	(6)%
Sales and Marketing	71,912	72,457	(545)	(1)%
General and Administrative	51,997	34,675	17,322	50%

Total Operating Expenses	$139,323	$123,584	$15,739	13%

        Research and Development Expenses.  Research and development expenses decreased $1.0 million in 2006 to $15.4 million from $16.5 million in 2005. The decrease in expenses is due primarily to a lower level of materials consumed in the development of a number of new products announced in 2005. As a percentage of revenues, research and development expense represented 5.8% of revenues in both 2006 and 2005.

        Selling and Marketing Expenses.  Selling and marketing expenses decreased $0.5 million in 2006 to $71.9 million from $72.5 million in 2005. The decrease was primarily attributable to lower commissions reflecting the lower sales level. Selling and marketing expenses represented 27.2% of revenues in 2006 compared with 25.4% of revenues in 2005.

        General and Administrative.  General and administrative expenses increased 50% to $52.0 million in 2006 from $34.7 million in 2005. The increase in general and administrative expense in 2006 was due primarily to higher costs of the accounting staff engaged to assist us with the preparation of our financial statements for the years 2003 through 2006 of $10.6 million, higher audit and accounting fees of $3.9 million, higher IT services fees of $1.8 million and a $1.3 million provision for the settlement of litigation with GSI Group (see “Legal Proceedings” – “Litigation with GSI Group” in Item 8.A below). As a percentage of revenues, general and administrative expenses represented 19.7% in 2006 and 12.2% in 2005.

        Financial Expense, Net.  Financial expense, net was $20.8 million in 2006 and $20.6 million in 2005. This increase reflected higher exchange losses in 2006.

        Other Expense/(Income), net.  Other expense in 2006 of $0.5 million mainly reflected the loss on the sale of the Salt Lake City facility sold. We leased back the facility at the time of the sale. Other income in 2005 of $0.3 million reflects the gain on the sale of the first of two buildings owned by us in Salt Lake City.

        Taxes on Income.  In 2006 we recorded a provision for income taxes of $3.2 million compared with $2.7 million in 2005. The increase in 2006 was primarily related to higher taxable income in certain jurisdictions.

        Net Loss.  Net loss in 2006 was $50.3 million compared with a net loss of $11.2 million in 2005. The increase in the net loss in 2006 was due primarily to lower revenues and gross margin concurrent with significant outlays associated with the preparation of financial statements of 2004, 2005 and 2006.

Variability of Operating Results

        Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

        Our future results will be affected by a number of factors including the ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; anticipate accurately customer demand patterns; and manage future inventory levels in line with anticipated demand. These results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. See Item 3.D “Risk Factors” above.

General Corporate Tax Structure

        As discussed in Item 4.B above under “Israeli Tax Considerations and Government Programs – General Corporate Tax Structure in Israel”, the corporate tax rate applicable to income of companies that are not entitled to benefits due to investments in approved enterprises has been gradually reduced from 36% in 2003 to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

        However, because we derive a portion of our income from facilities granted approved enterprise status, our effective tax rate may be significantly less. See “Israeli Tax Considerations and Government Programs – The Law for the Encouragement of Capital Investments” in Item 4.A above and “Approved Enterprise” below. Income tax expense in the financial statements relates primarily to the income taxes of subsidiaries as we have incurred substantial losses in Israel.

        Our income, or income of any of our Israeli subsidiaries, derived from sources other than the approved enterprises is taxable at the regular Israeli corporate tax rates described above. Income earned by non-Israeli subsidiaries is subject to different corporate tax rates of up to 45%.

        As part of the process of preparing our consolidated financial statements we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final tax examinations and reviews.

Approved Enterprise

        We have received approval for some of our investment programs in accordance with the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. We have chosen to receive the benefits through the alternative benefits program, and, as such, we are entitled to receive certain tax benefits including accelerated depreciation of fixed assets used in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of our facilities granted approved enterprise status, for a period of ten years or a full tax exemption for a period of six years and reduced tax rates of 10%-25% (according to the portion of non-Israeli investors in our equity, as defined by the Investment Law, measured on an annual basis) for an additional period of up to four years. The benefits commence with the date on that taxable income is first earned. The benefit period for each program is limited to the earlier to occur of 12 years from commencement of production and 14 years from date of approval. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations. The tax exemption period commenced in 1995. See “Israeli Tax Considerations and Government Programs – The Law for the Encouragement of Capital Investments” in Item 4.B above.

        Dividends paid out of income derived from the portion of our facilities granted approved enterprise status are subject to a 15% withholding tax. Should dividends be paid out of income earned during the period of the tax holiday, such income will be subject to tax at the rate of up to 25%. We do not anticipate paying dividends from income derived from the portion of our facilities granted approved enterprise status and any such earnings distributed upon dissolution are not expected to subject us to income taxes. Therefore, no deferred income taxes have been provided on such exempted income derived from the portion of our facilities granted approved enterprise status. See “Israeli Tax Considerations and Government Programs – The Law for the Encouragement of Capital Investments” in Item 4.B above.

        The Israeli Tax Authority, or ITA, has asserted that we are not eligible for the tax benefits available to approved enterprises under the Investment Law because, in its view, we filed incomplete local statutory financial statements for Lumenis Ltd. for the fiscal years ended December 31, 2000 and 2001. In addition, the ITA has assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of our tax exempt earnings under our approved enterprise program for the same period. The ITA has issued tax assessments for the disallowed tax benefits and alleged deemed dividend in the aggregate amount of NIS 273 million (approximately $81 million based on the June 23, 2008 exchange rate), including interest and penalties. We have challenged the ITA’s position in court, and we intend to defend our position vigorously. (See Item 3.D “Risk Factors” above and “Legal Proceedings” – “Assessment from the Israel Tax Authorities” in Item 8.A below)

Impact of Inflation and Currency Fluctuations

Foreign currency exchange risk

        We derive a majority of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, in particular the shekel, as well as the Euro, Yen and Yuan. This currency exposure gives rise to market risk associated with exchange rate movements vis-à-vis the U.S. dollar. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in non-U.S. dollar currencies.

        To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses. In 2007, the shekel appreciated against the dollar by approximately 8.6%, the effect of which was further compounded by inflation in Israel at the rate of approximately 3.4% (see table following “Inflation rated risks” below).

        In Europe and Japan, part of our expenses and revenues are incurred and received in Euros and Japanese Yen, respectively. We are exposed to the risk of an appreciation of one of these currencies if our expenses in such currency exceed our sales in the same currency. In addition, if the Euro or the Yen devalue relative to the dollar and sales in Euros or Yen, respectively, exceed expenses incurred in such currency, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

        Since exchange rates between the dollar and the shekel (as well as between dollar and the Euro and Yen) fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. While we do not currently engage in currency hedging activities, in the future we may reduce this currency exposure by entering into hedging transactions. These measures, however, even if we engage in them, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. For a discussion of our hedging transactions, if any, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

Inflation related risk

        We believe that the rate of inflation in Israel has not had a material impact on our business to date. However, our costs in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel. We and our Israeli subsidiaries are assessed under the provisions of the Inflationary Adjustments Law, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index, or CPI. Our consolidated financial statements are measured in U.S. dollars; see Note 3 to our consolidated financial statements included on this annual report. The differences between the annual change in the CPI and in the shekel/US dollar exchange rate causes further differences between taxable income and the income before taxes shown in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, we have not provided for income taxes on the differences between results using the functional currency and the tax basis of assets and liabilities. In accordance with a recent amendment to the Inflationary Adjustments Law, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of the Inflationary Adjustments Law shall not apply to that fiscal year, or, that the rate of increase of the price index relating to that fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of that determination.

        The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the shekel in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the shekel, inflation in Israel will have a negative effect on our results.

        The following table presents information about the rate of inflation in Israel and the rate of appreciation (in 2003, 2004, 2006 and 2007) or devaluation (in 2005) of the shekel against the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate:

Year Ended December 31,	Israeli Inflation Rate	Shekel/Dollar Appreciation (Devaluation)	Inflation (Devaluation) Gap

2003	(1.9)%	7.6%	5.7%
2004	1.2%	1.6%	2.8%
2005	2.4%	(6.8)%	(4.4)%
2006	(0.1)%	8.2%	8.1%
2007	3.4%	8.6%	12.0%

Effects of Government Regulations and Location on our Business

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B and the “Risks Relating to our Location in Israel” in Item 3.D, above.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us beginning January 1, 2008. The FASB issued a FASB Staff Position (“FSP”) to defer the effective date of SFAS  157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are evaluating the impact that adoption of this pronouncement will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement will be effective for us as of the year beginning January 1, 2008. We are evaluating the potential impact of adoption of SFAS 159 on our consolidated financial statements.

        In June 2007, the FASB ratified EITF Issue 07-03, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). EITF 07-03 provides guidance on capitalization of non-refundable advance payments for goods and services to be used in future research and development activities until such goods have been delivered or the related services have been performed. This pronouncement will be effective for us beginning January 1, 2008. We do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. At present, we do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. At present, we do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In December 2007, the SEC issued SAB No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB No. 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. At present, we do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not yet assessed the impact of this new standard on our consolidated financial statements.

B.	Liquidity and Capital Resources

        Prior to the December 5, 2006 Share Purchase Agreement, we financed our operations through bank borrowings primarily from Bank Hapoalim B.M., which we refer to as the Bank. In connection with and as a condition to the closing of the transactions contemplated by the Purchase Agreement, we entered into a Restructuring Agreement with the Bank (for details, see “Restructuring of Bank Debt” below). Prior to entering into this agreement, we had an outstanding indebtedness to the Bank in an approximate amount of $206 million (including guarantees and letters of credit), but did not have, nor do we expect to have in the foreseeable future, the ability to fully service or repay this debt as it was structured. Without this transaction, we could have been in default on the existing loan agreements, which would have entitled the Bank to call all existing loans immediately due and payable. At that time we were not in a position to repay all those amounts. Therefore, failure to reach agreement with the Bank could have had a material adverse effect on us and our continuing operations. A clear condition to the Bank’s willingness to restructure our debt was the infusion of additional equity capital. The Investors provided that equity infusion.

        At December 31, 2007, we had $58.4 million of cash and cash equivalents, compared with $79.6 million at December 31, 2006 and $13.2 million at December 31, 2005. The decrease in 2007 is attributable to net losses from operations including significant non-recurring expenses associated with legal settlements, audit and accounting fees related to the completion of the restatement of our consolidated financial statements for 2004 through 2006 and filing of a Form 20-F registration statement for our ordinary shares in 2007, implementation of a new ERP system (SAP), legal fees paid pursuant to an indemnification agreement with one of our former officers, and severance costs for a number of senior executives who left the Company in 2007. These cash usages were only partially offset by a capital infusion of $24.9 million in June 2007 upon the exercise of warrants for the purchase of 23,218,616 of our shares, pursuant to the December 2006 Purchase Agreement. The increase of cash and cash equivalents in 2006 is attributable to the $120 million of proceeds we received in December 2006 from the private placement of 111,919,418 shares under the Purchase Agreement, plus a further $5.1 million received from the exercise of warrants for the purchase of an additional 4,761,239 shares, which took place immediately after Closing, less the amount of $40 million of debt repaid to Bank Hapoalim on December 5, 2006. For further details, see “2006 Recapitalization Plan” in Item 4.A above and “Restructuring of Bank Debt” below.

        Net cash used in operating activities was $41.1 million in 2007 compared to $38.1 million in 2006 and $1.7 million in 2005. The increase in 2007 compared with 2006 reflects the fact that in 2007, in contrast to 2006 and in accordance with the accounting for the December 2006 restructuring under SFAS 15, interest payments on our debt to the Bank is included as a component of cash used in operating activities. In addition, this increase in cash in operating activities was a result of investment in working capital and payment of significant non-recurring items as indicated above offset in part by a lower net loss in 2007. The increase in net cash used in operations in 2006 as compared to 2005 was mainly related to higher net losses in 2006 only partially offset by improved collection on receivables.

        Net cash used in investing activities was $5.4 million in 2007 compared to net cash provided from investing activities of $0.6 million in 2006 and net cash used in investing activities was $1.3 million in 2005. Capital expenditures were $5.8 million, $1.7 million and $2.9 million in 2007, 2006 and 2005, respectively. Capital expenditures in 2007 were primarily related to the implementation of SAP and leasehold improvements and furniture in our new Santa Clara location and in 2006 included investment in equipment for research and development and software purchased or developed for internal use.

        Net cash provided by financing activities was $25.6 million in 2007, $103.6 million in 2006 and $0.8 million in 2005. The increase in 2007 is mainly the result of approximately $24.9 million received from the exercise of the warrants for additional shares. The increase in 2006 is primarily the result of the net proceeds from the recapitalization and debt restructuring.

        We believe that our cash balances and cash generated from operations are sufficient to meet our current anticipated cash requirements. If existing cash and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all.

        The level of internally generated funds, however, is subject to the risk factors described above. See Item 3.D “Risk Factors” above.

Restructuring of Bank Debt

        In connection with and as a condition to closing of the transactions contemplated by the 2006 Purchase Agreement, we entered into the Restructuring Agreement with the Bank on September 29, 2006, as amended on December 5, 2006. Pursuant to the Restructuring Agreement, at the closing, we used $40 million of the proceeds of the private placement to the Investors to repay amounts outstanding under the prior loan agreements, called the First Repayment Amount. The Bank then forgave $25 million of those prior loan agreements, called the First Write Off. The Bank granted additional loans between signing and closing so that the total amount of outstanding debt (including guarantees and letters of credit) was $214 million immediately prior to the closing of the 2006 recapitalization. The Bank provided us with a new loan, which we refer to as the Restructured Bank Loan, the principal amount of which was equal to the prior loan agreements at closing net of the First Repayment Amount and the First Write Off. The Restructured Bank Loan immediately after closing was $147,128,677 (excluding guarantees and letters of credit). All of the prior loan agreements, except as described below, automatically terminated.

        Under the original terms of the Restructuring Agreement, we were obligated, no later than June 29, 2008, to repay $20 million of the Restructured Bank Loan, and the Bank was to forgive an additional $12.5 million, initially called the Second Write-Off. This process was to be repeated on a date no later than December 29, 2008, at which time we were to repay a further $20 million, and the Bank was to write-off another $12.5 million, initially called the Third Write-Off.

        Previously issued convertible warrants granted to the Bank (the terms of which were amended as described below) and a cash fee side letter in favor of the Bank pursuant to which we are obligated to pay $7.5 million to the Bank if our share price equals or exceeds $7.00 for 15 consecutive trading days, as provided in the 2003 agreement, still remain effective following the Restructuring Agreement. In addition, all of our security agreements in favor of the Bank remain effective and serve as security on the amounts due under the restructured facility, and we granted the Bank security interests in additional collateral as part of the Restructuring Agreement. These include a floating charge over our assets, certain fixed charges over our assets and subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

        In connection with the Restructuring Agreement, we granted the Bank a warrant to purchase up to an additional 176,000 of our shares at an exercise price of $1.17 per share. This warrant has a seven-year term. In addition, the Restructuring Agreement provides for the amendment to the terms of previously issued warrants to the Bank for the purchase of our shares by, in some cases, extending the exercise period and, in all cases, reducing the exercise price to $1.17 per share and providing the Bank with the right to exercise the warrants on a cashless basis. After giving effect to the terms of the Restructuring Agreement, the warrants held by the Bank are as follows:

Original Grant Date	Number of Shares Comprised in Warrant*	Exercise Price	Expiration Date

April 30, 2001	1,136,300	$1.1794	December 5, 2011
February 6, 2003	275,000	$1.1794	December 5, 2011
November 19, 2003	7,824,000	$1.1794	November 19, 2013

        *Now represented by two warrants issued at the closing of the Restructuring Agreement with the following terms, copies of which are exhibits to this annual report and incorporated herein by reference:

—	Warrant (serial no. 5) to purchase 8,000,000 ordinary shares with an exercise price of $1.1794, expiring November 19, 2013; and

—	Warrant (serial no. 6) to purchase 1,411,300 ordinary shares with an exercise price of $1.1794, expiring December 5, 2011.

        In addition, the Bank entered into the Registration Rights Agreement with the Investors and us, all as described under “Registration Rights Agreement” in Item 7.B – “Related Party Transactions” below

        The principal under the Restructured Bank Loan (apart from the $30 million New Bank Loan A and $5 million New Bank Loan B referred to and described below) is payable in 16 equal quarterly installments, with the first such installment to be paid on December 31, 2009. The Restructured Bank Loan (apart from the $30 million New Bank Loan A) bears interest at the three month LIBOR rate plus 1.5%. Interest payments are due quarterly and commenced with the quarter ended December 31, 2006. All amounts outstanding on the final maturity date of September 30, 2013 are due on that date.

        On June 25, 2008, we entered into an amendment to the Restructuring Agreement, which we refer to as the Amendment. Pursuant to the terms of the Amendment, on or before June 30, 2008, we are to repay to the Bank the sum of $40 million, representing the repayments that had been due in June and December 2008. The Bank will contemporaneously provide us with the following two new loans, which will be utilized by us to fund the repayment of $35 million of the said $40 million repayment: (i) a loan for $30 million, referred to as the New Bank Loan A, to be repaid in three equal payments of $10 million in June 2009, June 2010 and June 2011; and (ii) a loan for $5 million, referred to as the New Bank Loan B, to be repaid in December 2008. Pursuant to the Amendment, the Second and Third Write-Offs will be delayed and will be written off pro rata to the new repayments schedule (that is, the repayment of $40 million coupled with the grant of new loans for an aggregate of $35 million will be accompanied by a write-off of $3.125 million, as will the $5 million repayment of the New Bank Loan B in December 2008, and each $10 million repayment under the New Bank Loan A will be accompanied by a write-off of $6.25 million).

        The New Bank Loan A of $30 million, scheduled for repayment in 2009, 2010 and 2011, bears interest at the three month LIBOR rate plus 3%.

        Furthermore, as a term of the Amendment, we agreed to the payment to the Bank of a cash fee of $4.0 million upon the earliest to occur of any of the following events while the loan to the Bank is outstanding:

—	We attain annual earnings before interest, depreciation, taxes and amortization (“EBIDTA” — as such terms are defined in the Amendment) in excess of $50 million;
—	We make a public offering for the sale of our equity or convertible securities for our own account (excluding a public offering initiated by the Bank if the shares offered in such offering are those of the Bank),
—	We sell all or substantially all of our assets;
—	If one or more of LM Partners LP, Ofer Hi-Tech Investments Ltd. and certain related parties (together referred to as the Relevant Shareholders) transfer their shares in Lumenis to the extent that their aggregate shareholdings are reduced by at least 40% from their current aggregate holdings in our shares;
—	If the aggregate holdings of the Relevant Shareholders in our outstanding share capital is reduced by at least 40% from its current level as a result of the issuance by us of shares at a price above $1.55 per share;
—	A spin-off of our assets representing at least 30% of our total assets; or
—	A voluntary repayment of at least 75% of the outstanding loan to the Bank.

        Customary for transactions of this type, the Restructuring Agreement contains certain covenants, including covenants that we provide current audited or reviewed financial information to the Bank and that we comply with certain financial ratios as set out in the Restructuring Agreement. Under the original provisions of the Restructuring Agreement, the ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA, as such terms are defined in the Restructuring Agreement) were not to exceed 13:1 for fiscal 2008, 6:1 for fiscal 2009 and 5:1 for fiscal 2010 and each fiscal year thereafter. Calculations of such ratios were to be made on a quarterly basis for the previous four-quarter period, commencing at the end of the first quarter of 2008. In addition, operating income as a percentage of revenues could not be less than 3% in each quarter of 2008, 4% in each quarter of 2009, and 6% in each quarter of 2010 and 2011. We were not in compliance with these covenants for the first quarter of 2008. Pursuant to the Amendment, certain covenants (including the above percentage covenant) have been eliminated and the above financial ratio covenant has been modified. The financial ratio calculations are still to be made on a quarterly basis (for the previous four-quarter period), but will commence with the four-quarter period ending on March 31, 2009. We are no longer subject to the financial ratios covenant for the four-quarter periods ending in 2008. The ratio of total debt to EBITDA (as defined in the Restructuring Agreement) that we will need to achieve for the four quarter period ending in said quarter is as follows: first quarter of 2009 - 6.5:1; second quarter of 2009 - 5.5:1; third quarter of 2009 - 5:1; fourth quarter of Q2009 - 4.5:1; and the first quarter of 2010 and all subsequent quarters until the end of the loan term - 3.5:1. In addition, we will need to achieve the following interest coverage ratios: for the fiscal years ended December 31, 2008 and December 31, 2009 - 1:1, for the fiscal year ended December 31, 2010 and all subsequent fiscal years until the end of the loan term - 2:1.

        The Restructuring Agreement also contains certain negative covenants, including negative covenants that require us to refrain from: encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement); incurring additional debt in excess of $30 million; entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions; entering into certain transactions with related parties; and disposing of assets except as permitted by in the Restructuring Agreement.

        In the event that we default under the Restructuring Agreement, the Bank may call all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, which shall be equal to the interest rate previously in effect plus 2.5%.

        The chart below summarizes some key terms of the Restructuring Agreement and the Amendment and compares them to those in place before the 2006 restructuring transaction.

Terms	Before Transactions		After Transactions

Cash fee payable to the Bank based on fixed share price average thresholds(1)	—	$3 million if price average equals $5 per share	—	$7.5 million if price average equals $7 per share
	—	$7.5 million if price average equals $6 per share
	—	$7.5 million if price average equals $7 per share

Cash fee payable to the Bank		None	—	$4.0 millions at the earliest to occur of any of the events specified above.

Options granted to the Bank	—	1,136,300 options granted April 2001 with an exercise price of $1.17 per share, expiring in February 2008(2)	—	1,411,300 warrants with an exercise price of $1.1794 per share, expiring December 5, 2011
	—	275,000 options granted in February 2003 with an exercise price of $1.17 per share, expiring in February 2008	—	8,000,000 warrants with an exercise price of $1.1794 per share, expiring November 19, 2013
	—	7,824,000 options granted in November 2003 with an exercise price of $1.97 per share, expiring in November 2013

Interest rate	—	3 month LIBOR+7.055% for the outstanding portion of the $70 million loan	—	3 month LIBOR+1.5% for the Restructured Bank Loan, including the New Bank Loan B
	—	3 month LIBOR+1.75% for the $100 million loan	—	3 month LIBOR+3% for the $30 million New Bank Loan A
	—	3 month LIBOR+2.25% on the first revolver layer of $35 million and 3 month LIBOR+3.0% on any outstanding amount of the revolver above $35 million

Amortization of outstanding debt	—	$15 million annual amortization starting in 2006, increasing to $20 million in 2007	—	Amortization of Restructured Bank Loan through 16 quarterly repayments starting December 31, 2009
			—	Amortization of the New Bank Loan A through 3 annual repayments starting June 30, 2009

Covenants	—	Covenants based on EBITDA and capital expenditure	—	Covenants based on total debt/EBITDA, and interest coverage(3)
	—	Selected negative covenants	—	Selected negative covenants

Company's ability to incur additional debt	—	None	—	Company can incur additional $30 million of debt ranked pari passu with Restructured Bank Loan (of which up to $10 million must be used to repay the Restructured Bank Loan)

(1)	Fixed share price average thresholds are calculated as the average of the closing price of the Company’s stock over 15 consecutive trading days.

(2)	These options were originally granted in April 2001. Expiration date and exercise price were revised in February 2003.

(3)	Total debt/EBITDA and interest coverage covenants are applicable beginning in the first quarter of 2009.

Capital Structure Comparison

        The following chart summarizes our basic debt, after giving effect to adjustments to the interest rate agreed with the Bank and set-off of amounts in our bank accounts following the transactions contemplated by the Purchase Agreement the Restructuring Agreement and Amendment.

Debt ($)

Immediately prior to 2006 restructuring transactions:
Loan Agreement (through a U.S. subsidiary)		$88,860,386
Loan Agreement (through the Company)		68,181,142
Short-term Credit Line		55,087,149

Total		212,128,677
Effects of 2006 restructuring transactions:
First Write Off	(25,000,000)
First Repayment Amount (December 5, 2006)	(40,000,000)

Total Loan Reductions at closing		(65,000,000)

Restructured Bank Loan at closing		$147,128,677
Post-Closing Restructuring Agreement and Amendment
June 30, 2008
Second Write Off (contingent on Repayment)	(3,125,000)
Repayment Amount	(40,000,000)
New Bank Loan A	30,000,000
New Bank Loan B	5,000,000
December 31, 2008
Third Write Off (contingent on Repayment)	(3,125,000)
Third Repayment Amount - New Bank Loan B	(5,000,000)
June 30, 2009
Fourth Write Off (contingent on Repayment)	(6,250,000)
Fourth Repayment Amount - New Bank Loan A	(10,000,000)
June 30, 2010
Fifth Write Off (contingent on Repayment)	(6,250,000)
Fifth Repayment Amount - New Bank Loan A	(10,000,000)
June 30, 2011
Sixth Write Off (contingent on Repayment)	(6,250,000)
Sixth Repayment Amount - New Bank Loan A	(10,000,000)

Total Post-Closing Loan Reductions		(65,000,000)

Restructured Bank Loan after Post-Closing Reductions and the above six repayments (with the remaining balance to be amortized quarterly from
December 31, 2009 through September 30, 2013)		$82,128,677

C.	Research and Development

        For a discussion of our research and development policies, see “Research and Development” in Item 4.B above and the “Risks Relating to our Location in Israel” in Item 3.D above.

D.	Trend Information

        For trend information, see Item 5 “Operating and Financial Review and Prospects” and Item 4 “Information on the Company” above.

E.	Off-Balance Sheet Arrangements

        We have various off balance-sheet arrangements made in the ordinary course of business, consisting primarily of guarantees and letters of credit, lease obligations and other long-term obligations.

        In addition, our management from time to time evaluates the risks associated with the interest rate and associated payment due on our bank debt loan. During the first quarter of 2008, our management decided to hedge this risk via the purchase of an interest rate swap contract, or IRS. On March 4, 2008, we entered into an IRS transaction for $40 million, which is due in stages from the third quarter of 2009 until the end of third quarter of 2013. Under the terms of the IRS, we will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest.

        We do not believe that our off balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our known contractual obligations and commitments as of December 31, 2007 that we expect to require significant cash outlays in the future:

	Payments Due by Period (in US $ in Thousands)
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	Total	2008	2009-2010	2011-2012	2013 and Thereafter

Long-Term Debt Obligations(1)	$143,729	$46,955	$35,057	$45,840	$15,877
Operating Lease Obligations(2)	41,605	6,567	10,641	8,179	16,218
Other Long-Term Obligations(3)	21,113	3,971	7,942	7,942	1,258

	$206,447	$57,493	$53,640	$61,961	$33,353

(1)	Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, based upon the terms of such Agreement in effect on December 31, 2007. Following the Amendment dated June 25, 2008, principal repayments of $30 million will be deferred from 2008 to 2009-2010 ($20 million) and 2011-2012 ($10 million), and the totals for columns of the table would accordingly be revised as follows: Less Than 1 Year - $27,493 thousand; 1-3 Years - $73,640 thousand; 3-5 Years - $71,961 thousand; and More Than 5 Years - $33,353 thousand. For additional related information, see Notes 11 and 20 to our consolidated financial statements included in this annual report.

(2)	Includes lease obligations for facilities, vehicles and certain equipment, including anticipated lease payments for our proposed new facility in Yokneam, Israel, intended to house our headquarters. We have entered into an agreement with a real estate developer for the construction and lease to us of such facility, for which occupancy is estimated by January 2010.

(3)	Includes obligations under our agreement with our IT systems outsourcer and payments due to the landlord of our Santa Clara facilities for certain building improvements. For additional related information, see Notes 13 and 14 to our consolidated financial statements included in this annual report.

        In addition, as of December 31, 2007, we had outstanding guarantees and letters of credit with various expiration dates of approximately $2.6 million, of which $1.0 million related to a single vendor and the majority of the balance was related to facility and car leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The following table lists our current members of senior management as of the filing date of this annual report:

Name	Age	Position

Dov Ofer	54	Chief Executive Officer
Aviram Steinhart	37	Senior Vice President and Chief Financial Officer
Shlomo Alkalay	51	Vice President for Global Service Organization
Lloyd Diamond	40	Senior Vice President and General Manager of Surgical Strategic Business Unit
Amnon Harari	58	Senior Vice President for Research and Development
Frances (Fran) E. Harrison	47	Vice President for Regulatory Affairs
Dale Koop	55	Senior Vice President and General Manager of Aesthetic Business Unit
Eckhard Lachenauer	59	President of Lumenis Europe
Robert Mann	51	President of Lumenis Americas
Nelson RCP Mendes	51	President for Latin America and the Caribbean
Michael Segev	58	Executive Vice President for Global Operations
Ruth Shaked	45	Vice President for Human Resources
Gideon Sturlesi	49	Corporate Vice President for Business Development
Alex (Kow) Tanaka	55	President of Lumenis Japan
William Weisel	54	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	43	President of Lumenis China and Asia Pacific

        The following table lists our current directors as of the filing date of this annual report:

Name	Age	Position

Harel Beit-On	48	Chairman of the Board of Directors
Yoav Doppelt	39	Director
Eugene Davis	53	Director
Naftali (Tali) Idan	56	Director
Talia Livni	64	Director

        Members of our Senior Management

        Dov Ofer has served as our Chief Executive Officer since April 2007. Prior to joining Lumenis, Mr. Ofer served as the Corporate Vice President and General Manager of HP-Scitex since the acquisition of Scitex Vision by Hewlett Packard in November 2005. Prior to such acquisition, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. from February 2002. Prior to joining Scitex, he managed Matan Digital Printing, one of the pioneering companies in the super-wide format printing industry. Mr. Ofer holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the University of California Berkeley.

        Aviram Steinhart has served as our Senior Vice President and Chief Financial Officer since December 2007. Immediately prior to joining Lumenis, Mr. Steinhart served as Corporate Vice President, Financial for Alvarion Ltd. from 2006. Prior thereto, he served as Asia Pacific Controller at Unigrafic Solutions and Corporate Treasurer and Finance Director at Technomatix Technologies Ltd. from 2002 to 2006; as Corporate Controller for NetReality from 1999 to 2002; and as a Senior Auditor at KPMG from 1996 to 1999. Mr. Steinhart holds a bachelor’s degree in accounting and economics from Haifa University, Israel, and an MBA degree from the University of Tel Aviv, Israel and is a certified public accountant in Israel.

        Shlomo Alkalay has served as our Vice President for Global Service since April 2007. He previously served as our Vice President of Manufacturing from March 2004 to April 2007 and as our Executive Vice President and Chief Information Officer from May 2002 to March 2004. Prior to joining Lumenis in 2002, Mr. Alkalay served as Executive Vice President of Information Technology (IT) and Business Development in Layam Ltd. (a subsidiary of Zim Israel Navigation Co. Ltd.) from 2002 to May 2002. He served as a Naval Commander in the Israeli Navy and filled many tasks in the IT and logistics fields from 1976 through 1999. Mr. Alkalay holds a bachelor’s degree with honors in industrial engineering from the Technion – Israel Institute of Technology, Haifa, (or the “Technion”) and an MBA degree from Haifa University.

        Lloyd Diamond has served as our Senior Vice President and General Manager of our Surgical Strategic Business Unit since April 2007. Prior to joining Lumenis, Mr. Diamond served as Vice President Marketing for Laserscope from July 2005 to November 2006 and played a key role in the post acquisition integration progress of Laserscope into American Medical Systems. Prior to joining Laserscope, Mr. Diamond held several marketing and management positions, including international responsibilities at leading medical global companies such as Kyphon Inc., from July 2004 to July 2005, and Linvatec, a division of Conmed Corporation formerly a division of Bristol Meyers Squibb, from 1997 to 2004. Mr. Diamond holds a bachelor’s degree in biochemistry and marketing from Florida Atlantic University and an MBA degree from Thunderbird, The American Graduate School of International Management.

        Amnon Harari is our Senior Vice President for Research and Development. He has served as a Vice President of Lumenis since August 2004, initially and until August 2007, with responsibility for operations in Europe, and since August 2006, for Research and Development. Prior to joining Lumenis in 2004, Mr. Harari served as General Manager of Advanced Heating Technologies from 2002 to 2004, Chief Executive Officer of Partner Future Communication Ltd. from 2000 to 2002, General Manager of Alcatel Israel from 1999 to 2000, and General Manager of Tadiran Telecommunication’s Public Switching Division from 1997 to 1999. He is currently a director of Rapac Communication and Infrastructure Ltd. and of BVR Systems Ltd. Mr. Harari is also a retired Brigadier General of the Israeli Air Force, and last served as head of the Israeli Air Force Material Directorate. He holds a bachelor’s degree in physics from the University of Tel Aviv.

        Frances (Fran) Harrison has served as our Vice President for Regulatory Affairs since joining Lumenis in August 2007. Prior to joining Lumenis, Ms. Harrison was Vice President, Regulatory Affairs, of C.R. Bard Urological Division from 2002 to 2007. During her career at other companies, including Sulzer Medica (in 2002), Sulzer Orthopedics (1999 to 2002), The Gillette Company (from 1996 to 1999), and Corning, Nichols Institute Diagnostics (from 1994 to 1996), she was responsible for regulatory compliance, clinical strategic planning and protocol design, including domestic and international submissions, and had extensive experience in obtaining PMA, 510(K) clearances, PMA supplements and IDE approvals. Ms. Harrison holds a bachelor’s degree in chemistry from San Diego State University and Regulatory Affairs Certification (RAC). She currently serves on the Board of Editors for Regulatory Affairs Focus, the professional journal of the Regulatory Affairs Professional Society.

        Dale Koop has served as our Senior Vice President and General Manager of Aesthetic Strategic Business Unit since October 2007. Prior to joining Lumenis in 2007, Mr. Koop served as General Manager at Sciton Inc. from 2002 to 2007. His previous experience includes roles as President at CoolTouch Corp from 1998 to 2002, where he launched the non-ablative skin rejuvenation market; Chief Executive Officer of Lightwave Electronics from 1996 to 1997; Business Development Manager at Coherent Medical from 1990 to 1996, where he started Coherent’s Aesthetic Business Unit and the market for laser skin resurfacing; and Vice President of Research and Development at Rofin-Sinar a division of Siemens from 1986 to 1990. Mr. Koop holds and bachelor’s degrees in both biology and physics from California State Polytechnic University, Pomona and a PhD in physics from the California Institute of Technology (Caltech), Pasadena.

        Eckhard Lachenauer has served as our President of Lumenis Europe since joining Lumenis in August 2007. From 2004 to 2007, he served as Vice President Business Development, Marketing and Sales with Daufoss Bionics, a start-up venture in ortopedics and diabetes management From 2001 to 2004, Mr. Lachenauer was with GE Medical System Information Technology, where he initially served as General Manager of Operations, Europe and from 2002 as Vice President & General Manager, Asia. Previously, from 2000 to 2001, Mr. Lachenauer was Vice President, Vascular Intervention, Worldwide with Biotronik AG, Switzerland. From 1995 to 2000, he served with Boston Scientific Corp. in a number of senior managerial positions, including its President, Europe, and Division President, Urology, Worldwide. From 1987 to 1995, Mr. Lachenauer was Division President, Diagnostic Systems, Europe with Becton Dickinson Corp., France. He holds an MBA degree from the University of Heidelberg, Germany.

        Robert Mann has served as our President of Lumenis Americas since January 2007. Prior to joining Lumenis, Mr. Mann served with Laserscope, a subsidiary of American Medical Systems, as its Group Vice President of Global Sales and Marketing for the Surgical Division from October 2005 to December 2006, as its Group Vice President of Sales and Marketing for the Surgical and Aesthetic Divisions from January 2005 to October 2005, as its Vice President of North American Sales and Marketing for the Surgical and Aesthetic Divisions from January 2004 to January 2005, as its Vice President of North American Sales and Marketing for the Aesthetic Division from December 2001 to January 2004 and as Director of its Physician Practice Enhancement Aesthetic Division from May 2001 to December 2001. Prior to joining Laserscope, Mr. Mann was National Director of Sales and Operations at a leading national chain of Dermatology and Plastic Surgery Centers from 1998 to May 2001.

        Nelson RCP Mendes has served as our President for Latin America and the Caribbean since July 2007. Prior to joining Lumenis in 2007, he held various marketing, sales and product related management positions for over 18 years at General Electric, serving as General Manager for G.E. Healthcare Surgery for Latin America where he was responsible for the implementation and development of the Business Unit, VP of International Operations for G.E. OEC Surgery, and the Global Leader of Surgical C-Arms covering G.E.‘s OEC’s global operations. Mr. Mendes holds a degree in engineering from Escola Politécnica of São Paulo University in Brazil with post specialization in international business.

        Michael Segev has been as our Executive Vice President for Global Operations since April 2008, and previously held the position of Senior Vice President for Global Operations from joining Lumenis in October 2007. Prior to joining Lumenis, from 2001 to 2007, Mr. Segev held various senior positions with General Electric (GE) Healthcare, based in the USA, amongst these Head of the Global Processes and Operations for the Life-Sciences Division leading the integration of the former Amersham group into GE, and General Manager of Global Fulfillment and Global Supply Chain Operations at GE Medical Systems. From 1997 to 2001, he was with ELGEMS Ltd. (formerly part of Elscint) in Haifa, Israel, where he served in diverse senior roles in customer support, marketing and, ultimately, as Vice President, Supply Chain Operations. Mr. Segev holds a bachelor’s degree in electronics engineering, a master’s degree in computer science and an MBA degree in industrial management, all from the Technion.

        Ruth Shaked has served as our Vice President for Human Resources since January 2005. Prior to joining Lumenis, Ms. Shaked served as director of international human resources at NetManage Ltd. from 1996 through 2004. She served in resource development at the Technion from 1994 to 1996, and at Intel Ltd., in human resources management from 1990 to 1994. Ms. Shaked holds a bachelor’s degree in American history from Columbia University’s Barnard College in New York.

        Gideon Sturlesi has served as our Corporate Vice President for Business Development since November 2007 and is also responsible for managing our intellectual property strategy and portfolio. In May 2008, Mr. Sturlesi was appointed for the present time to lead our Ophthalmic Strategic Business Unit in addition to his existing responsibilities. He was the founder and general partner of BioMedical Israel Ltd., a life-science private fund group, heading successful M&A processes, turn-arounds and “hands-on” management in its portfolio companies, in which he was active from 2001 until joining Lumenis. He was also the co-founder, in 1996, of Galil Medical Ltd., a developer of minimal invasive devices for use in urology, general surgery and other applications, in which he was actively until 2001. Mr. Sturlesi remains a director of BioMedical Israel Ltd. and Organitech, Inc. and is also a Venture Partner in the Ofer Hi-Tech Group. Mr. Sturlesi holds a bachelor’s degree in mechanical engineering and a master’s degree (cum-laude) in energy from the Technion.

        Alex (Kow) Tanaka has served as our President of Lumenis Japan since June 2007, and brings to Lumenis many years of experience in sales and business development within the medical equipment industry. Prior to joining Lumenis, Mr. Tanaka served as Operating Officer of Fukuda Denshi in Japan for Global Operations and as President of Fukuda USA in Seattle, Fukuda UK in London, and Kontron Medical in France, from May 2004 to May 2006. Mr. Tanaka also served in various managerial positions for G.E. Medical Systems Asia, from November 1990 to May 2004, such as Acting Director of BMD Lunar Business, Clinical Value Creation Group, and as Product Manager of the Ultrasound Diagnostic Imaging Division. He holds a degree in Foreign Studies from Aichi Prefectural University in Japan.

        William Weisel has served as our Vice President, General Counsel and Corporate Secretary since joining Lumenis in July 2007. Prior to then, he served as Of Counsel to the law firm of Steel Hector & Davis, representing them in Israel from July 2004 to September 2005. Mr. Weisel was Vice President and General Counsel for Gilat Satellite Networks Ltd from 2001 to 2004; General Counsel of ADC Telecommunications Israel (Teledata) from 1999 to 2001; and General Counsel of Scitex Corporation Ltd. from 1995 to 1999, having joined Scitex in 1992. Prior to that, he worked in a Los Angeles law firm for several years as a litigator. Mr. Weisel holds a bachelor’s degree in political science from the University of California, Los Angeles (UCLA) and a JD degree from Loyola Law School of Los Angeles. Mr. Weisel is a member of both the State Bar of California and the Israel Bar.

        Zhai Qiying has served as our President for Lumenis China and Asia/Pacific since April 2001 when he joined Lumenis as part of the CMG acquisition. In 1992, Mr. Zhai started the Coherent operation in China and has managed it through our acquisition of CMG. He holds a bachelor’s degree in physics from University of Tianjin, China.

        Members of our Board of Directors

        Harel Beit-On has served as our Chairman of the Board of Directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, , and a co-founder of Viola Partners, a private equity investment group and a partner in Viola Private Equity investment fund. Mr. Beit-On has been member of the board of directors of the general partner of LM Partners L.P. since November 2006. He serves as a member of the board of directors of several private companies that are part of the Carmel Ventures portfolio. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004 Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology (MIT).

        Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently also serves as a director of Yozma Funds Management Ltd., Coreflow Ltd, Enzymotec Ltd., MGVS Ltd., Naiot Technologies Center Ltd. and YVC Management & Investments Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech areas. Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group since joining the group in 1996. He holds a bachelor’s degree in industrial management from the Technion and an MBA degree from Haifa University.

        Eugene Davis has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Prior thereto, Mr. Davis was a director of Emerson Radio Corp. from 1990 to 1997, where he served in various executive positions, including Vice Chairman, President and Executive Vice President. From 1996 to 1997, Mr. Davis served as Chief Executive Officer and a director (and as Vice Chairman in 1997) of Sports Supply Group, Inc. a distributor of sporting goods and Athletic equipment. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

        Natali (Tali) Idan has served as a director of Lumenis since September 2007. He has served as the Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer of Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., and prior thereto, Mr. Idan was with Optrotech Ltd. (now Orbotech Ltd.) from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an M.B.A. from De Paul University, Chicago, and is a certified public accountant in Israel.

        Talia Livni has served as a director of Lumenis since December 2006. Since 2002, Ms. Livni, has served as President of Naamat – The Movement for the Advancement of Status of Women. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from January to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University. She is also a graduate of the National Security Academy.

B.	Compensation of Directors and Senior Management

        The following table presents all compensation we paid during the year ended December 31, 2007 to all persons who served as a director or member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Commissions and Cash Bonuses Paid*	Pension, Retirement and Other Similar Benefits Accrued

All directors and members of senior management as a group,
consisting of 30 persons	$5,704,000	$697,000

* Does not include the grant of stock options.

        Our audit committee, board of directors and shareholders, in accordance with the provisions of the Companies Law, have approved the payment of the following directors fees.

	Annual Fee		Per Meeting Fee (1)

Harel Beit-On		$150,000		--
Yoav Doppelt		$100,000		--
Eugene Davis		$40,000		$750
Our external directors (2)	NIS	100,000	NIS	3,000

(1)	The per meeting fee is paid for each meeting of the board of directors or any committee thereof in which such director participated, except the first four meetings in each year of service, with partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payment is determined pursuant to the applicable Companies Law regulations in the case of external directors, or upon the same basis as such regulations.

(2)	The current external directors, elected pursuant to the Companies Law, are Talia Livni and Naftali (Tali) Idan. From December 5, 2006 until June 6, 2007, Prof. Yitzhak Peterburg served as an external director of Lumenis.

        The following table sets forth the number of Lumenis shares in respect of which stock options were granted during the year ended December 31, 2007, to all persons who served as a director or member of senior management at any time during the year. All such options were granted under our 2007 Share Incentive Plan, with an exercise price of $1.0722 per share. The options expire seven years after grant.

Number of Lumenis Shares for which options were granted

Eugene Davis	200,000
Naftali (Tali) Idan	100,000
All members of senior management as a group, consisting of 26 persons,
of whom 23 received the grant of stock options during 2007	9,200,742

        Our members of senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets are set by our chief executive officer and approved annually by our board of directors, who also set the bonus targets for our chief executive officer.

        For a description of the terms of our stock option and share incentive plans, see “Share Ownership” – “Stock Option and Share Incentive Plans” in Item 6.E. below.

C.	Board Practices

Introduction

        Our board of directors presently consists of five members. Pursuant to the Companies Law, the board retains all the powers in running our company that are not specifically granted to the shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the directors, at which a quorum is present, shall be adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Minutes of the meetings are recorded and kept at our offices. The board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, which must consist of at least three directors and include all of the external directors), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board, the committees shall not be empowered to further delegate such powers. Our audit committee is described below. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Terms of Directors

        The Companies Law and our articles of association provide that directors, other than our external directors described below, are elected at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of the company may cause the election of a director, see “Election of Directors” below. Except for the external directors, each director serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. Our external directors, as further described below, serve a three-year term. The board of directors may at any time appoint any person as a director (other than as an external director), whether to fill a vacancy on the board or as an additional member to serve along the existing directors until the next general meeting of shareholders following the appointment. At such general meeting, the appointed director may then be elected by shareholders to continue in office. Our shareholders may remove a director from office, under certain circumstances. There is no requirement that a director own shares of our company.

External Directors

Qualifications of External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by an entity controlling the company.

        The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        The Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

        Our external directors are Talia Livni, elected at our shareholders meeting held on November 14, 2006 effective December 5, 2006, and Naftali Idan, elected at our shareholders meeting held on September 20, 2007 with immediate effect.

        Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements apply to our external directors. Both Ms. Livni and Mr. Idan posses the requisite professional qualifications and Mr. Idan has also the requisite accounting and financial expertise.

        The Companies Law prescribes certain qualifications for the external directors, in addition to those described herein, including, that no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an external director.

        In addition, the Companies Law requires that where all members of the board of directors of a public company are of one gender, at least one external director be of the other gender. We comply with such gender requirement.

Election and Removal of External Directors

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(i) at least one third of the shares of non-controlling shareholders voted at the meeting and voted in favor of the election of the external director (disregarding abstentions);

or

(ii) the total number of shares held by those shareholders described in clause (i) above voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years. Ms. Livni’s initial term will expire in December 2009 and Mr. Idan’s initial term will expire in September 2010. Thereafter, because our ordinary shares were offered outside of Israel, the external directors may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the operation of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company, or in other specific circumstances by a court.

        Each committee of a company’s board of directors that has the right to exercise powers delegated by the board is required to include at least one external director, except for the audit committee, which is required to include all external directors.

Directors’ Service Contracts

        We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Committees of the Board of Directors

        The board’s only committees are the audit committee and compensation committee.

Audit Committee

        Under the Companies Law, the board of directors of any Israeli public company must appoint an audit committee, comprised of at least three directors and including all of the external directors, but excluding:

—	the chairman of the board of directors;

—	any controlling shareholder or any relative of a controlling shareholder; and

—	any director employed by the company or who provides services to the company on a regular basis.

        The role of the audit committee is to identify irregularities in the management of the company’s business and to examine accounting, reporting, and financial control practices, inter alia, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate courses of action to amend such irregularities, and to exercise the powers of the board of directors with respect to such practices.

        The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions including transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. Audit committee approval is also required in other instances prescribed by the Companies Law, including, approval of the grant of an exemption from the liability for breach of duty of care towards the company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); or approval of engagements between the company and any of its directors relating to the service or employment of the director.

        Our audit committee currently consists of Talia Livni, Naftali Idan and Eugene Davis. Mr. Davis serves as the chairman of our audit committee. The Companies Law requires that the audit committee consist of at least three members, including all external directors. The current members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board has determined that Mr. Idan and Mr. Davis are audit committee financial experts as defined by the SEC rules, have the accounting and financial expertise to qualify as having the “accounting and financial expertise” required by the Companies Law, and have the requisite financial sophistication as defined by NASDAQ rules and regulations. Our board has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC.

Compensation Committee

        Our board of directors has appointed a compensation committee, which makes recommendations to the board of directors with respect to the grant of stock options to officers, other employees, and consultants; recommends policies regarding compensation of employees; approves the compensation (including bonuses) of the chief executive officer and other members of senior management (for subsequent approval by our board of directors); as well as any other unusual compensation issues. The compensation committee consists of Harel Beit-On, Yoav Doppelt and Talia Livni.

Remuneration of Directors

        Remuneration of directors requires the approval of the audit committee, the board of directors and the shareholders (in that order).

        Our external directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

Internal Auditor

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of the company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. We have appointed Ariel Albert, one of our employees, as our internal auditor.

Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

—	all other important information pertaining to these actions.

        The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

—	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

—	disclose to the company any information or documents relating to a company’s affairs that the office holder has received due to his or her position as an office holder.

Approval of Specified Related Party Transactions with Office Holders under Israeli Law

        Under the Companies Law, the company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

—	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

—	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

        The approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

        Each person listed in the table under “Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

        The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

        If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

—	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an “extraordinary transaction” is a transaction:

—	other than in the ordinary course of business;

—	that is not on market terms; or

—	that is likely to have a material impact on the company’s profitability, assets or liabilities.

        If the transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee, generally may not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy), vote in favor; or

—	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

        Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, exemption from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Exculpation, Insurance and Indemnification of Directors and Officers.

        Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, exemption from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Insurance

        Under the Companies Law, a company may obtain insurance for any of its office holders for:

—	a breach of his or her duty of care to the company or to another person;

—	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or

—	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

        We currently have directors’ and officers’ liability insurance providing total coverage of $100 million for the benefit of all our directors and officers for an annual premium of $462,000 and expiring June 30, 2008. We presently intend to renew this policy effective July 1, 2008 with a lower coverage limit of $30 million, the terms and coverage of such policy to be reviewed in the event of trading recommencing in our shares. In addition, we have run-off directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of our directors and officers in office immediately prior to our 2006 recapitalization, purchased for a one-time premium of $1.1 million, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the 2006 recapitalization.

Indemnification

        The Companies Law provides that a company may indemnify an office holder against:

—	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings the company institutes against him or her or instituted on its behalf or by another person; (ii) a criminal charge from which he or she was acquitted; or (iii) a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal thought.

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

        Our articles of association authorize us to indemnify our office holders to the fullest extent permitted under law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to the financial liability imposed on him or her, as described above, then the undertaking should be limited:

—	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

—	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable for the circumstances.

        We have entered into indemnification agreements with all of our directors and with executive officers. Each indemnification agreement provides the office holder with the maximum indemnification allowed under applicable law. At the time of our 2006 recapitalization, our then serving directors and executive officers were parties to indemnification agreements with us in the form previously approved by us. Upon the closing of the 2006 recapitalization, all directors and officers, including both our newly elected directors and the directors whose term of service expired, entered into a new form of indemnification agreement that applies to directors and officers who were also parties to our pre-existing indemnification agreements only in the event that the pre-existing indemnification agreements are found invalid.

Exemption

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our articles of association provide that we may exempt any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exempt and release the office holders from any and all liability to us related to any breach by the office holders of his or her duty of care to us to the fullest extent permitted by law.

Limitations

        The Companies Law provide that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless done in negligence only; (c) any act done with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

        The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our articles of association and the forms of indemnification agreements, which are incorporated by reference as Exhibits to this annual report.

E.	Employees

        The following table sets forth certain data on our workforce (including temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2007	2006	2005

Numbers of employees by category of activity
Management and administrative	95	97	98
Research and development	102	117	131
Operations	263	229	243
Sales and marketing	251	249	230
Service	168	172	172
Sales support	69	68	64

Total workforce	948	932	938

Numbers of employees by geographic location
Israel	310	270	253
North & South America	374	386	417
Europe	74	74	75
Japan	104	106	94
China & Asia Pacific	86	96	99

Total workforce	948	932	938

        During 2007, we did not employ a significant number of temporary employees.

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

        The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

F.	Share Ownership

        Although two of our directors, Harel Beit-On and Yoav Doppelt, are officers or directors of our major shareholders and/or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders or their affiliates (except to the extent of their respective pecuniary interest therein). For details of shares held by major shareholders, see Item 7.A “Major Shareholders” below.

        The following table includes, as of June 16, 2008, the number of our shares owned, and stock options held, by each of our directors and by members of our senior management as a group.

Name	Shares of Lumenis (1)		Lumenis stock options (3)
	Number of Shares owned	Percent of outstanding Shares owned (2)	Number held (4)				Exercise price per share		Expiration date
			Exercisable within 60 days		Not exercisable within 60 days

Harel Beit-On	See table in Item 7.A "Major Shareholders" below
			816,000	(5)	816,000	(5)	$1.0722		December 2013
Yoav Doppelt	-	*	384,000		384,000		$1.0722		December 2013
Naftali (Tali) Idan	-	*	25,000		75,000		$1.0722		September 2014
Talia Livni	-	*	50,000		50,000		$1.0722		December 2013
Eugene Davis	-	*	10,000		-		$9.75		January 2010
			83,333		116,667		$1.0722		September 2014
All members of senior
management, as a group
(consisting of the
16 persons listed in							From $1.0722		From May 2011
Item 6.A above)	-	*	1,797,638		5,297,904		to $2.64	(6)	to June 2015

*	Beneficially owns less than 1% of our outstanding shares.

(1)	All our shares have identical voting rights.

(2)	Including any stock options exercisable into Lumenis shares within 60 days. Computation of the percentage ownership is based upon Lumenis shares outstanding at June 16, 2008 plus such number of newly issued Lumenis shares as such person or group had the right to receive upon the exercise of stock options within 60 days.

(3)	For a description of Lumenis’s stock option plans see “Stock Option and Share Incentive Plans” below.

(4)	Each stock option is exercisable into one ordinary share.

(5)	Stock options granted to Mr. Beit-On are held by him in trust for the benefit of the general partner of LM Partners L.P. See Item 7.A – “Major Shareholders”, below.

(6)	Weighted average exercise price $1.10 per share.

Stock Option and Share Incentive Plans

        The following sets forth certain information with respect to our current stock option and share incentive plans, all of which are administered by our board of directors. All grant data is as of June 16, 2008. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are incorporated by reference as Exhibits to this annual report.

1998 Plans

        In 1998, we acquired Laser Industries Ltd. In connection with the acquisition, we assumed the stock options outstanding under the Laser stock option plans. No further options may be granted under the Laser stock option plans. These options expire not later than ten years from the date of issuance. The following table presents certain option grant data for these plans.

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

40,500	40,500	$6.80

1999 Share Option Plan

        In May 2000, we adopted our 1999 Share Option Plan, which was subsequently amended in May 2003. Our directors, officers, employees and certain consultants and dealers are eligible to participate in the plan. As regards US resident employees, this plan provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not qualified. Options granted under this plan may not expire later than ten years from the date of grant. The following table presents certain option grant data for this plan:

Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

5,000,000	2,631,705	222,711	2,145,584	$6.68

2000 Share Option Plan

        In July 2001, we adopted our 2000 Share Option Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. Our directors, officers, employees and certain consultants and dealers are eligible to participate in this plan. As regards US resident employees, this plan provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not qualified. Pursuant to the May 2005 amendment, Israeli grantees who are directors, officers and employees of Lumenis may be granted options under this plan that qualify for special tax treatment under the “capital gain route” provisions of Section 102(b)(2) of the Israeli Tax Ordinance. Pursuant to Section 102(b)(2), qualifying options or shares issued upon exercise of such options, are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, or ITA, has approved this plan as required by applicable law. The plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(a). In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the plan contemplates grant of awards to grantees in other jurisdictions. Options granted under this Plan may not expire later than ten years from the date of grant. The following table presents certain option grant data for this plan:

Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

11,500,000	455,060	2,423,864	8,621,076	$5.62

Israel 2003 Share Option Plan

        In May 2003, our shareholders approved and adopted our Israel 2003 Share Option Plan. Only our directors, officers and employees who are residents of Israel are eligible to participate in this plan. Options may be granted under this plan that qualify under the “capital gain route” provisions of Section 102(b)(2) of the Israeli Tax Ordinance (see above under “2000 Share Option Plan”) and the plan has been approved by the ITA. Options granted under this plan may not expire later than ten years from the date of grant. The following table presents certain option grant data for this:

Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

2,000,000	2,667	572,756	1,424,577	$1.45

2007 Share Incentive Plan

        In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan. In September 2007, our board amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the plan, as amended, was approved by our shareholders. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. This plan provides for the grant of awards consisting of the grant of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). The plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Israeli Tax Ordinance (see above under “2000 Share Option Plan”), as well as for the grant of options that do not qualify under such provisions. This plan has been approved by the ITA The plan also provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the plan contemplates grant of awards to grantees in other jurisdictions, with respect to which the board is empowered to make the requisite adjustments in the plan. Options granted under the plan may not expire later than ten years from the date of grant. The following table presents certain option grant data information for this plan:

Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Exercise Price of all Outstanding Options

11,500,000	none	2,908,922	8,591,078	$1.0722

        On January 4, 2008, we filed a registration statements on Form S-8 to register the issuance of ordinary shares under our principal stock option plans for directors, officers, employees and eligible consultants.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership of Major Shareholders

        The following table presents as of June 16, 2008 (unless otherwise noted below), based on information provided to us by the holders or disclosed in public filings with the SEC, the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table below includes the number of shares underlying options that are exercisable within 60 days after June 16, 2008. Shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The percentage of outstanding ordinary shares is based on 177,227,137 ordinary shares outstanding as of June 16, 2008 (excluding 35,527 treasury shares).

        Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

Beneficial Owner	Shares Owned	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership

LM Partners L.P.(1)
Delta House, 16 Abba Eban Avenue,
46725 Herzliya Pituach, Israel	78,585,256	12,752,707	91,337,963	48.1%
Ofer Hi-Tech Investments Ltd.(2)
9 Andre Saharov Street,
31905 Haifa, Israel	59,541,962	9,313,293	68,855,255	36.9%
Harel Beit-On(3)
Delta House, 16 Abba Eban Avenue,
46725 Herzliya Pituach, Israel	78,585,256	12,752,707	91,337,963	48.1%
Bank Hapoalim B.M
23 Menachem Begin Street, Migdal Levinstein
66183 Tel Aviv, Israel	--	9,411,300	9,411,300	5.1%

(1)	Includes (a) 78,585,256 shares held directly by LM Partners L.P. (of which 70,047,566 shares were purchased on December 5, 2006 pursuant to the purchase agreement and exercise of some of the additional warrants granted in connection therewith, and 8,537,690 shares were purchased on June 4, 2007 pursuant to exercise of further additional warrants); (b) 11,936,707 shares issuable upon the exercise of closing warrants held by LM Partners L.P., which are currently exercisable by LM Partners L.P. within 60 days of June 16, 2008 (all of the foregoing subject to adjustments pursuant to their respective terms of grant); and (c) 816,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of June 16, 2008. With respect to the 78,585,256 shares referred to in (a) above, LM Partners L.P. will be issued 9,548,218 shares as a result of the first implementation of the adjustment provisions under the Purchase Agreement, of which 6,279,345 are conditioned on the court’s approval of the proposed settlement of our principal class action litigation. See “2006 Recapitalization Plan” – “Shares Adjustments Related to Litigation Outcome” in Item 4.A above. LM Partners L.P. is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Aharon Dovrat and his son, Mr. Shlomo Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. S. Dovrat, Mr. A. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein. LM Partners L.P. and the individuals and entities that control it are part of a group generally known as Viola Partners. Mr. A. Dovrat also holds directly 15,000 shares together with the right to acquire 35,000 shares issuable upon the exercise of options held by him, as a former member of our Board of Directors, that are currently exercisable or exercisable by Mr. A. Dovrat within 60 days of June 16, 2008.

(2)	Includes (a) 59,541,962 shares held directly by Ofer Hi-Tech Investments Ltd. (of which 46,633,091 shares were purchased on December 5, 2006 pursuant to the purchase agreement and 12,908,871 shares were purchased on June 4, 2007 pursuant to exercise of additional warrants), of which 6,994,964 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006; and (b) 9,313,293 shares issuable upon the exercise of closing warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006), which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of June 16, 2008 (all of the foregoing subject to adjustments pursuant to their respective terms of grant). With respect to the 59,541,962 shares referred to in (a) above, Ofer Hi-Tech Investments Ltd. will be issued 7,234,432 shares as a result of the first implementation of the adjustment provisions under the Purchase Agreement, of which 4,757,694 are conditioned on the court’s approval of the proposed settlement of our principal class action litigation. Ofer Hi-Tech Investments Ltd. is also a party to an agreement with holders of 3,679,966 of our shares, pursuant to which such shareholders agreed to vote all of our shares held by them in favor of or against any resolution proposed to be adopted at any meeting of our shareholders in the manner voted by Ofer Hi-Tech Investments Ltd. Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and L.Y.N. (Holdings) Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel and 22% by his son, Mr. Ori Angel, and Mr. Udi Angel indirectly owns 100% of the means of control of such company. Mr. Eyal Ofer is the shareholder of record of 95% of the issued and outstanding share capital of L.Y.N. (Holdings) Ltd. L.Y.N. (Holdings) Ltd. also holds directly 373,065 Lumenis shares as a result of the exercise of warrants on June 4, 2007 (subject to adjustments pursuant to their terms of grant) and will be issued a further 45,328 shares as a result of the first implementation of the adjustment provisions under the Purchase Agreement, of which 29,810 are conditioned on the court’s approval of the proposed settlement of our principal class action litigation.. Mr. Yoav Doppelt, a director of Lumenis, is the chief executive officer of Ofer Hi-Tech Investments Ltd. The principal place of business of Ofer Hi-Tech Investments Ltd. is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, 69102 Tel Aviv, Israel.

(3)	Includes 816,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of June 16, 2008. Also reflects shares held of record by LM Partners L.P. with respect to which Mr. Beit-On may be deemed to be the beneficial owners but disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. See footnote (1) above.

        Based upon a review of the information provided to us by our transfer agent, as of June 16, 2008, there were 933 holders of record of our shares, of which 715 record holders holding 36,925,816, or approximately 20.8%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

        In December 2006, as a result of the 2006 recapitalization (including the exercise of a number of the additional warrants issued in connection with the recapitalization), the percentage ownership of our existing shareholders immediately prior to the closing of the recapitalization decreased from 100% to 24.2%. In June 2007, it decreased further to approximately 21.05%, following the exercise of the remaining additional warrants (including those warrants assigned by the original Investors to assignees).

Voting

        See Item 10.B “Memorandum and Articles of Association” below.

B.	Related Party Transactions

Registration Rights Agreement

        Contemporaneously with the closing of the Purchase Agreement and the Rescheduling Agreement of December 2006 (for details of such agreements, see “2006 Recapitalization” in Item 4.A and “Restructuring of Bank Debt” in Item 5.B – “Liquidity & Capital Resources”), we entered into a Registration Rights Agreement with LM Partners LP, Ofer Hi-Tech Investments Ltd. (together the “Investors”) and the Bank to provide certain registration rights to the Investors and the Bank, and their respective assignees.

        The registration rights relate not only to the shares acquired by the Investors at the closing, but also the shares issuable upon any of the adjustment events under the Purchase Agreement and upon exercise of the warrants issued to the Investors. The Registration Rights Agreement covers the shares underlying the warrants held by the Bank pursuant to the bank warrant agreement, replacing the previous registrations rights granted to the Bank. All these shares are collectively referred to in this annual report as the “registrable shares.”

        Demand Registration Rights.  In general, effective from April 30, 2007, holders of a majority of the then outstanding registrable shares may demand that a registration statement be filed to register their shares (subject to the exclusions contained therein).

        Piggyback Registration Rights.  If we were to effectuate a primary or secondary offering of securities (except on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the Investors and the Bank have a right to include their registrable shares on that registration statement.

        Shelf Registration Rights.  Holders of at least 10% of the registrable shares, and in certain circumstances the Bank alone, may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register their shares upon such time as we have registered our ordinary shares under Section 12(g) of the Exchange Act. If six shelf registration statements have been filed pursuant to the shelf registration rights set forth in the agreement and declared effective by the SEC, then holders shall no longer have any shelf registration rights.

        Subsequent Registration Rights.  Without the consent of the holders of at least 60% of the registrable shares then held by the holders, we may not grant or agree to grant registration rights superior to those granted under the Registration Rights Agreement. Commencing twelve months after the date of the agreement, we may file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of securities, provided that at such time holders under the Registration Rights Agreement are given the opportunity to include their registrable shares in such registration. In addition, (a) after the earlier of (x) five years after the date of the Registration Rights Agreement and (y) such time as the holders own, in the aggregate, less than 45% of the registrable shares, we may grant demand registration rights without the consent of the holders as set forth above, provided that such demand rights may not be exercised prior to such time that we have effected at least one demand registration under the Registration Rights Agreement, and (b) at such time as the holders own, in the aggregate, less than 25% of the then outstanding registrable shares, we may grant demand registration rights without the consent of the holders.

        Obligations of the Company.  The Company has undertaken customary obligations in the Registration Rights Agreement, including, but not limited to, the preparation and filing of any required amendments to registration statements, furnishing of prospectuses and registration and qualification of the securities under applicable Blue Sky laws. We are required to pay all fees and expenses incident to the registration of the registrable shares.

        The parties have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The foregoing is only a summary and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference to the Exhibit to this annual report.

Exercise of Warrants by Major Shareholders

        Pursuant to the Purchase Agreement, we issued to the Investors, among other things, closing warrants and additional warrants for the purchase of our shares (for details of such warrants, see “2006 Recapitalization” – “Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4.A.) On December 5, 2006 LM Partners L.P. exercised additional warrants to purchase 4,761,239 of our shares in consideration of $5,105,000. On June 4, 2007, LM Partners L.P. exercised additional warrants to purchase 8,537,690 of our shares in consideration of $9,154,111, and assigned on June 3, 2007 the remaining of its additional warrants to purchase 3,022,653 shares to Ofer Hi-Tech Investments Ltd. In addition, on June 4, 2007 Ofer Hi-Tech Investments Ltd. exercised additional warrants to purchase 12,908,871 of our shares in consideration of $13,840,892 and assigned the remaining of its additional warrants to purchase 1,772,055 shares to certain assignees who exercised such warrants in consideration of $1,899,997. Consequently, no additional warrants remain outstanding.

Proposed Issue of Additional Shares to Major Shareholders Related to Outcome of Litigation

        The Purchase Agreement also provides that the amount of purchased shares issued to Investors and their assignees and the amount of shares issued as a result of the exercise of the additional warrants will be adjusted and the exercise price of the closing warrant shall automatically be reduced to take account of all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the recently concluded investigation by the SEC and certain litigation, including a securities class action. (For details, see under “2006 Recapitalization” – “Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4.A under the captions “Shares Adjustments Related to Litigation Outcome” and “Warrants”). After obtaining the approval of our audit committee, board of directors and shareholders for the proposed settlement of the said class action, we entered into a Stipulation of Settlement, which has been submitted to the Court for approval. This proposed settlement, if approved by the court, as well as certain currently known expenses and indemnities, will result in the first implementation of this adjustment mechanism by the issuance of an estimated 16,997,957 shares to the Investors and certain assignees. For details of this class action and the proposed settlement, see Item 8.A “Legal Proceedings” – “Securities Class Action Complaints”.

Pulsar Welding Ltd

        During the first and second quarters of 2008, we paid Pulsar Welding Ltd, or Pulsar, an Israeli private company, approximately $10,000 for services rendered in the fourth quarter of 2007 and first quarter of 2008 in connection with certain technological feasibility tests. Mr. Harel Beit-On, chairman of our board of directors, is a director and holder (directly or indirectly) of more than 5% beneficial ownership in Pulsar, and affiliates of L.M. Partners L.P., one of our major shareholders, hold beneficial ownership interests in Pulsar. Neither Mr. Beit-On or L.M. Partners or its affiliates (other than Pulsar) were involved in rendering the aforementioned services or in any related discussions.

Exculpation, Indemnification and Insurance of our Office Holders

        Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our officer holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. See “Exculpation, Insurance and Indemnification of Directors and Officers,” in Item 6.C above.

        As part of the Purchase Agreement in the 2006 recapitalization, several of our current officers and directors are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions.

Directors Stock Options

        All of our directors have received certain stock options for the purchase of Lumenis shares following their initial appointment or election as a director.

        See Item 6.B “Compensation of Directors and Senior Management” above.

C.	Interests of Experts and Counsel

        Not Applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        The consolidated financial statements and other financial information required by Regulation S-X are included in this annual report beginning on page F-1.

Export Sales

        The following table presents total export sales for each of the fiscal years indicated (in thousands of U.S. dollars):

	2007	2006	2005

Total Export Sales*	$266,971	$263,061	$284,024
as a percentage of Total Sales	99.7%	99.5%	99.5%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings

        We are a party to various legal proceedings incident to our business. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have a material adverse effect on our consolidated financial position.

Civil Proceedings By SEC

        In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for a period commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004, the law firm of Debevoise & Plimpton LLP rendered a report on behalf of our audit committee that concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against us, Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. S. Genger is the son of Arie Genger, one of our former directors and former Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us and Mr. S. Genger.

        As part of that settlement, we entered into a consent order with the SEC, without admitting or denying the allegations, pursuant to which we consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules. The consent order also disqualifies us from benefiting from the protection of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements we make during the three-year period following our entry into the consent order.

        As part of that settlement, Mr. S. Genger consented, without admitting or denying the allegations, to the entry of (i) a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, (ii) an order to pay a civil monetary penalty of $75,000 and (iii) an order prohibiting him from serving as an officer or director of a publicly traded company for five years. We did not pay Mr. S. Genger’s penalty or reimburse him for it.

        In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares were not able to be quoted or publicly traded in the United States on a national securities exchange or elsewhere, until we re-registered our shares with the SEC. We have since reregistered our shares under Section 12 of the Exchange Act and our ordinary shares are eligible once again for quoting or trading in the United States. However, our ordinary shares remain unquoted and no trading has commenced on a national securities exchange and we are not aware of any other trading in our shares. We cannot assure you that our shares will be approved for quotation or trading on any securities exchange or that trading will recommence. As part of the settlement, we must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

        Under the terms of their indemnification agreements, Mr. Morano and Mr. S. Genger may be entitled to indemnification to the fullest extent permitted by law, including advance of expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence giving rise to the indemnifiable event. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C above.

        See also “2006 Recapitalization” – “Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4.A above, under the captions “Shares Adjustments Related to Litigation Outcome” and “Warrants”, for a discussion of additional shares we are required to issue to certain shareholders and the reduction of the exercise price for certain warrants as a result of the losses, indemnities, liabilities and expenses associated with this investigation and related litigation exceeding, or not otherwise covered by, our insurance coverage.

Securities Class Action Complaints

        On June 17, 2003, the U.S. District Court for the Southern District of New York consolidated nine purported class action complaints filed against us and several former officers and directors during 2002, and appointed lead plaintiffs counsel and lead counsel. (In re Lumenis, Ltd. Securities Litigation, 02 Civ. 1989 (S.D.N.Y.)(DAB)) On August 29, 2003, lead counsel filed a consolidated amended class action complaint (“CAC”), which expanded the alleged class period to cover a period from October 2, 2000 to May 16, 2002, made new substantive allegations of alleged securities fraud, and added our then-Vice Chairman of the Board, Arie Genger, as an additional defendant solely on a controlling person theory of liability. (The CAC continued to name our then-Chairman of the Board, Jacob Frenkel, and former officers Yacha Sutton, Sagi Genger and Asif Adil as defendants.) The principal claims in the CAC may be summarized as follows: (a) our financial statements, and the related press releases announcing or pre-announcing such results, from the third quarter of fiscal year 2000 to the first quarter of fiscal year 2002, overstated revenues for the applicable quarter due to alleged violations of GAAP. (The focus of the alleged improper revenue recognition is on sales to distributors that plaintiffs characterize as “channel stuffing”); and (b) our 2001 acquisition of the business of the Coherent Medical Group (CMG) was for the fraudulent purpose of taking very large one-time charges and write-downs claimed to be associated with the acquisition, but which were really intended to write down receivables or other assets that should have been written-off or down earlier, and we fraudulently overstated the progress or success of the ongoing efforts to integrate CMG with our business, and the benefits or synergies to be achieved by that combination. In addition to these basic claims, the CAC asserted additional claims based on several other alleged violations of financial reporting requirements, including (i) the alleged failure to disclose all anticipated write downs and charges in a Form 8-K/A pro forma balance sheet filed in July 2001 presenting the effect of our combination with CMG as if it had occurred as of March 31, 2001; (ii) the alleged misclassification of $9 million in assets as inventory instead of finished goods used in operations on the balance sheet for the year ending December 31, 2001; and (iii) the failure to make adequate disclosures in our Form 10-K report for the year ending December 31, 2001 about an $8.2 million related party sale agreement during the last quarter between us and our UK affiliate, Aculight, which transaction allegedly lacked economic substance.

        On November 19, 2003, all defendants except Mr. Adil moved to dismiss the CAC on grounds, among others, of failure to state a claim on which relief can be granted, failure to plead fraud with particularity, and, in material part, statute of limitations. By separate counsel, Mr. Adil moved to dismiss on grounds of insufficient service of process.

        On March 4, 2005, while the motions to dismiss the CAC remained pending, the lead plaintiffs sought leave to amend the CAC and to pursue discovery. On March 17, 2005, the Court denied the request to conduct discovery but stated that plaintiffs were authorized to amend their complaint. On June 10, 2005, lead plaintiffs filed their Second Amended Consolidated Class Action Complaint (“SAC”). The SAC asserts the same claims, allegations, and Class Period as alleged in the CAC and names the same defendants. New allegations are made, however, as to (i) sales of our stock made by certain defendants during the first half of 2001; (ii) the purported knowledge of various confidential witnesses allegedly interviewed by plaintiffs’ counsel; and (iii) certain post-class period events, such as our public statements about the then-pending SEC investigation, the investigation by our audit committee, the replacement of Mr. Sutton as Chief Executive Officer, the elimination of Mr. S. Genger’s position, the delisting of our ordinary shares by NASDAQ, and the announcement that we anticipated restating our revenues and earnings for 2001, 2002, and 2003. All defendants, including Mr. Adil by his separate counsel, moved to dismiss the SAC for, inter alia, failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and the statute of limitations. The motions were fully briefed and submitted to the Court on October 31, 2005. Those motions have not yet been decided.

        On April 3, 2008, following lengthy mediator-assisted negotiations between the parties that began in March 2007, approval of our audit committee, board of directors and shareholders pursuant to the Companies Law, and agreements with our primary and two excess layer directors and officers liability insurers (the “D&O Insurers”), we entered into a Stipulation of Settlement with lead plaintiffs’ counsel pursuant to which this class action litigation will be settled and dismissed with prejudice against us and the other defendants, subject to Court approval. On May 7, 2008, the Court issued an Order Preliminarily Approving Settlement and Providing Notice, which preliminarily approved the Stipulation for Settlement. Pursuant to the proposed settlement, an amount of $20,100,000 was paid into a Settlement Fund, and of such amount we directly contributed $2,736,000 toward the settlement, and the D&O Insurers collectively contributed the remaining $17,364,000. Furthermore, as part of the agreement for the proposed settlement, and subject thereto, we will agree to forgive our primary D&O Insurer approximately $1,645,000, that it would otherwise owe us in reimbursement of defense fees we have advanced.

        The Stipulation of Settlement that was preliminarily approved by the Court provides for the filing of a third amended and consolidated class action complaint (“TAC”) naming the same defendants as are named in the SAC and incorporating additional allegations and claims based on those alleged in the SEC civil action referred to above. The TAC amends and enlarges the class definition to include persons who purchased our shares at any time between October 2, 2000 and March 7, 2006 (the “Settlement Class Period”). We and the other defendants will not be required to respond to the TAC, unless and until the Court fails to give final approval to the settlement or it is otherwise terminated, and we and the individual defendants retain all of our defenses with respect to the TAC. The purchasers of our shares during the Settlement Class Period will constitute the Settlement Class. Excluded from the Settlement Class are the following: all defendants; the members of individual defendants’ immediate families; all individuals who are either current officers and/or directors, or who served as officers and directors of Lumenis or its subsidiaries at any time during the Settlement Class Period; any person, firm, trust, corporation, or entity in which any defendant has a controlling interest or any entity that is related to or affiliated with any defendant; and the legal representatives, agents, affiliates, heirs, successors and assigns of any such excluded persons.

        The Stipulation of Settlement provides for the suit to proceed as a class action on behalf of the Settlement Class, and the parties have jointly requested the Court to enter an order certifying the Settlement Class for purposes of this settlement only, and providing that such class certification order will become null and void if the settlement is not approved or the Stipulation of Settlement is otherwise terminated pursuant to its terms. By this means, we would retain the right to oppose any future application to the Court by lead counsel for certification as a class action in the event the proposed settlement is not completed.

        In its order, as amended, among other things, the Court also (i) approved a form and method of giving notice to the members of the Settlement Class; (ii) set August 25, 2008 as the date for a fairness hearing on the proposed settlement, at or following which the Court will decide whether to grant final approval of the settlement; (iii) set a date (21 days before the hearing date) for members of the Settlement Class to opt-out of the Settlement Class if they do not wish to be bound by the settlement; and (iv) set a date (45 days after the conclusion of the settlement hearing) by which proofs of claim must be submitted by members of the Settlement Class who do not opt-out of the Settlement Class and who wish to participate in the Settlement Fund. We cannot assure you that the proposed settlement will receive final Court approval. The Stipulation of Settlement includes a confidential annex giving Lumenis the right to terminate the Stipulation of Settlement in its entirety if the total purchases of our shares by members of the Settlement Class who opt-out of the Settlement Class exceed specific thresholds.

        If the settlement is not finally approved by the Court, does not survive appeal, or is otherwise terminated as provided by the Stipulation of Settlement: (i) the Settlement Fund, inclusive of earned interest (less any amounts paid or incurred but not yet paid for notice; claims administration; fees and/or expenses of the claims administrator and escrow agent related to the administration or notice of the settlement; and/or for taxes), will be returned to the persons that deposited those amounts, as instructed by Lumenis’s counsel; and (ii) the Stipulation of Settlement will have no further force or effect, and the fact and the terms of the proposed settlement will not be admissible for any purpose in any trial or proceeding. We cannot assure you that the settlement will be finalized and implemented.

        Under the terms of their indemnification agreements, Prof. Jacob Frenkel, Mr. Sutton, Mr. S. Genger and Mr. A. Genger may be entitled to indemnification to the fullest extent permitted by law, including advance of expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. In addition, in connection with the settlement of a prior lawsuit brought by Mr. Adil, we have agreed to indemnify Mr. Adil to the extent he is not afforded insurance coverage for this class action litigation by our directors and officers liability insurance policies. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C above.

        Even though we believe that we have meritorious defenses with respect to the allegations and claims in this class action litigation, due to the uncertainty and expense of continued litigation, we believe that the Stipulation of Settlement is in the best interests of the Company. In the event the settlement is for any reason not finally approved, we intend to vigorously defend against the claims asserted by the lead plaintiffs.

        In addition to the above class action litigation, seventeen purchasers of our shares between September 2001 and February 2002, originally filed a complaint in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York, where it has been assigned as a related case to the judge who is presiding over the above-described consolidated class action cases. (Aqua Fund, L.P., et al. v. Lumenis Ltd., et al., 04 Civ. 2239 (S.D.N.Y.)(DAB).) The amended complaint alleges that we and two former officers, Mr. Sutton and Mr. S. Genger, made material misrepresentations and/or omissions about our financial results and projections of future earnings, due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of our acquisition of CMG. In May 2004, all defendants moved to dismiss the complaint for failure to state a claim and failure to allege fraud with particularity, and for failure to effect service of process on Mr. Sutton and Mr. S. Genger. The motion has been fully briefed.

        Unless they opt out of the Settlement Class that has been certified in In re Lumenis, Ltd. Securities Litigation, the plaintiffs in the Aqua Fund action discussed above will be eligible to participate as class members in that settlement. We are unable to predict whether any or all of the Aqua Fund plaintiffs will opt out of the Settlement Class. To the extent that plaintiffs in the Aqua Fund action choose to opt out of the Settlement Class, such plaintiffs will have the right to continue to pursue their individual claims against us (which as of this date remain subject to our pending motion to dismiss). To the extent that such plaintiffs fail to opt out of the Settlement Class, and the settlement is finally approved by the Court, we intend to request the Court to dismiss the claims of such plaintiffs as barred by the final judgment that would be issued in connection with such final approval of such settlement.

        See also “2006 Recapitalization” – “Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4.A above, under the captions “Shares Adjustments Related to Litigation Outcome” and “Warrants”, for a discussion of additional shares to be issued to certain shareholders and the reduction in the exercise price of the certain warrant to take account of losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with certain litigation, including the securities class action.

Litigation with Diodem, LLC

        On March 27, 2003 Diodem, LLC filed a complaint in the United States District Court for the Central District of California against us, among other defendants, alleging infringement of four U.S. patents (Patent Nos. 5,267,856; 5,304,167; 5,422,899; and 6,122,300) then owned by Diodem in the field of dental laser technology. On May 5, 2003, Diodem filed its First Amended Complaint containing substantially similar allegations against us, American Medical Technologies, Inc., Biolase Technologies, Inc., OpusDent Inc., and HoyaConBio. The complaint sought injunctive relief and unspecified damages. We filed our answer and counterclaim on July 8, 2003, generally denying all of the allegations and asserting numerous affirmative defenses.

        On December 20, 2004, Diodem and co-defendant Biolase entered into a settlement agreement. On June 21, 2007, we along with the remaining parties to the lawsuit entered into a Settlement Agreement and a Patent License Agreement that contain confidential terms, releases of claims and the dismissal of the action. On July 26, 2007, the dismissal of the action was filed by the court.

Purported Texas Class Action Lawsuit

        On September 20, 1999, Dr. Richard Urso filed a purported class action lawsuit against ESC Medical Systems Inc. (the predecessor of Lumenis, Inc.) and a leasing company in Harris County, Texas, alleging a variety of causes of action. He eventually withdrew that case and re-filed another purported class action in Harris County Texas on May 3, 2001 along with approximately forty-eight physicians and medical clinics. Plaintiffs claimed breach of contract, breach of express and implied warranties, fraud, misrepresentation, conversion, product liability, and violation of the Texas Deceptive Trade Practices Act and Texas Securities Act. Plaintiffs eventually amended their complaint to dismiss the class action and securities allegations and to add several new plaintiffs. On October 9, 2003 the Court dismissed the cases of the non-Texas plaintiffs based on forum non conveniens. The Court’s order allowed any non-Texas plaintiff to re-file their claims in their home state within one year of the court’s order. Plaintiffs appealed the order and the dismissal was affirmed.

        The claims of the Texas plaintiffs were all resolved either by withdrawal of the claims or settlement. We offered to continue tolling the claims of those non-Texas plaintiffs who would agree to produce documents and to make themselves available for examination under oath. Six plaintiffs initially agreed to this procedure. Five of those claims have since been resolved by settlement. A total of 14 physicians or customers did not agree to the initial tolling agreement and filed a total of six separate lawsuits. Eight of these plaintiffs either dismissed their claims voluntarily or have settled with us. Six plaintiffs dismissed their lawsuit in exchange for our agreement to sign a tolling agreement that largely parallels the provisions of the Tolling Agreement mentioned above. These six plaintiffs settled their claims in October 2007 and the settlement funded in December 2007. A total of 33 Urso plaintiffs failed to either agree to the tolling agreement or to file new lawsuits.

        In summary, there currently are no active lawsuits involving former Urso plaintiffs, although there is one former Urso plaintiff who signed a tolling agreement that requires him to produce documents and make himself available for examination under oath. He has made himself available for examination and has produced some, but not all of the promised records. He has not contacted us for several years.

Lawsuit by Theodore Steliotes

        On April 7, 2006 Theodore Steliotes filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc. regarding the sale of equipment by Coherent, Inc. to the plaintiff. The plaintiff is seeking damages in excess of $ 1.0 million for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of the 2001 acquisition of the medical division of Coherent, Inc., we have undertaken to defend and indemnify Coherent against such claims. We moved to dismiss all of plaintiff’s claims and the court granted our motion in part dismissing the fraud, negligent misrepresentation and negligence claims. The only remaining claims are for breach of contract and breach of warranty. We have taken plaintiff’s deposition and continue to vigorously defend this claim.

Lawsuit by Gerald Coursley

        On April 24, 2008, Dr. Gerald Coursley filed a complaint against Lumenis Inc. in the Superior Court of Santa Clara, California for breach of written contract and for breach of implied covenant of good faith and fair dealing with respect to a Settlement Agreement (the “Agreement”) executed by the parties in 2004 arising out of Dr. Coursley’s dissatisfaction with his VascuLight that he purchased in 1999. Dr. Coursley asserts we breached the Agreement by failing to deliver parts and training to which he was entitled under the Agreement. He alleges damages in excess of $1 million. We are vigorously defending this lawsuit.

Alleged Patent Infringement Lawsuit by CardioFocus, Inc.

        On July 20, 2006 CardioFocus, Inc. filed a lawsuit in the United States District Court for the District of Massachusetts against us. The case alleged that we willfully infringed three United States patents. We filed an Answer and Counterclaims on January 2, 2007, and CardioFocus, Inc. replied to the Counterclaims on January 19, 2007. We asked the Court to bifurcate for trial and separate discovery regarding the issues of patent ownership, license and whether we have a release from liability. As part of that request, we asked the Court to stay discovery and trial of all other claims. On April 5, 2007, the Court granted our motion. On December 19, 2007 the parties entered into a Settlement Agreement that contains confidential terms, releases of claims and the dismissal of the action. On February 4, 2008, the stipulation for dismissal of the action was filed by the court.

Alleged Patent Infringement Lawsuit by Dr. William P. Young

        On July 23, 2003, Dr. William P. Young, a veterinarian, filed a patent infringement lawsuit against Lumenis, Inc. in the United States District Court for the Southern District of Ohio claiming that we were inducing veterinarians to infringe his Unites States Patent Number 6,502,579. In November 2005, the court held claims 1-5 of the patent invalid as a matter of law. Claim 6 remained at issue. We filed several motions to have the remainder of the case dismissed. On March 28, 2006, the court granted two of our motions for summary judgment. The court dismissed Young’s claim of induced infringement for the only remaining patent claim, claim 6, and held the patent unenforceable due to inequitable conduct during the re-examination of the patent. Young appealed the invalidity and unenforceability decisions but not the non-infringement holding. A hearing was held on February 9, 2007, and a decision was rendered by the US Court of Appeals for the Federal Circuit on June 27, 2007 wherein the court reversed the District Court’s decisions regarding the judgment of invalidity and the grant of summary judgment of patent unenforceability. On December 21, 2007 the parties entered into a Settlement Agreement that contains confidential terms, releases of claims and the dismissal of the action. On January 10, 2008, the stipulation for dismissal of the action with prejudice was filed with the court.

Litigation with GSI Group

        In March 2007, we, GSI Group Limited and GSI Group, Inc. agreed to a settlement resolving litigation regarding the sale of certain assets of Spectron Cosmetics Limited, a subsidiary of ours, to GSI Limited. Under the terms of the agreement we paid GSI $2.75 million in full and final settlement of the litigation and other claims threatened by GSI.

Lawsuits against Alma Lasers

        On June 28, 2007, we filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. in the U.S. District Court for the Northern District of Illinois claiming that Alma’s light-based cosmetic treatment systems, including the Harmony platform, infringe seven of our U.S. patents. We also allege that Alma’s activities constitute willful infringement of these patents. In this lawsuit, we are seeking an injunction against further infringement as well as monetary damages.

        On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its four founders, Ziv Karni, Yoav Avni, Nadav Bayer, and Ivgeni Kodritzki, all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and for the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We have requested relief from the court in the form of an injunction against the use of such core technology by Alma in its products and for monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of our technology. We also requested from and obtained leave of the U.S. District Court where the infringement action referred to above was filed to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers, Inc.. The complaints allege that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma founders departed from Lumenis and that the designs and technology related to such components were misappropriated by one or more of Alma’s founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleges that Alma has earned significant revenues from the sales of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that Alma’s founders were recently paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology.

Administrative Subpoena from U.S. Department of Commerce

        In or about March 2006, we received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against our U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. We cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, we submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to our outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, we submitted a full report to the Treasury Department where the matter is now under review. The Commerce Department’s determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Assessment from the Israel Tax Authority, or “ITA”

        In or about October 2005, we received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of NIS 273 million (approximately $81 million based on the June 23, 2008 exchange rate), including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for our approved enterprise under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which would then subject our income to the full statutory income tax rate in those years, by claiming that the audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of tax exempt earnings under our approved enterprise program for the same period. We have filed an appeal notice with the District Court in Haifa, Israel against the ITA assessment. The trial on this matter is scheduled for September 2008. We believe that the entire assessment is in error and that no tax is due, and we intend to vigorously defend our position in the Israeli courts and under applicable tax treaties. We believe that we should prevail in this dispute, but cannot assure you, however, that we will prevail.

Lawsuit by the Manufacturers Association of Israel

        On February 26, 2008, the Manufacturers Association of Israel, or MAI, filed a lawsuit in the Tel-Aviv Regional Labor Court in Israel, against us, claiming NIS 450,000 (approximately $133,000 based on the June 23, 2008 exchange rate) plus interest and linkage to the Israeli Consumer Price Index, for payment of dues for the years 2003 through 2008, even though we are not a member of the MAI. We plan to vigorously defend this lawsuit.

Miscellaneous Lawsuits

        We are also a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products and to certain claims alleging that we are in breach of contract with certain customers. We are also parties to various employment claims in some of the regions in which we operate. We are defending ourselves vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have a material adverse impact on our business, financial condition or operating results.

Dividend Policy

        We have never paid a cash dividend on our ordinary shares and do not anticipate that we will pay any cash dividend on our ordinary shares in the foreseeable future.

        We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements as well as such economic and other conditions as the board may deem relevant. Pursuant to our articles of association, dividends may be declared by the board. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to “approved enterprises,” our payment of dividends may be subject to certain Israeli taxes to which we would not otherwise be subject. Furthermore, pursuant to the terms of financing agreements, we are restricted from paying dividends to our shareholders. In the event that we declare cash dividends, we may pay those dividends in shekels.

        Dividends paid out of income derived from an approved enterprise under Israeli law are subject to a 15% withholding tax. Approved enterprises may receive exemption from Israeli tax for up to 10 years. See “Approved Enterprise” in Item 5.A above. Should dividends be paid out of income earned by us from an approved enterprise during the tax exempt period, such income will be subject to tax at the rate of up to 25%.

B.	Significant Changes

        No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Listing Details

        The following table sets forth, for the periods indicated, the reported high and low closing sale prices per share for our ordinary shares, as reported by NASDAQ for the NASDAQ National Market prior to February 6, 2004, and as quoted on the Pink Sheets Electronic Quotation Service until April 26, 2006.

	Sales Prices
	High	Low

2003 Annual	$2.46	$0.91
2004 Annual	2.22	1.09
2005 Annual	2.85	1.30
2006 Annual	2.68	1.40
2007 Annual	-	-
2006
First Quarter	$2.68	$1.70
Second Quarter	1.84	1.40
Third Quarter	--	--
Fourth Quarter	--	--
2007
Each Quarter	--	--
2008
First Quarter	--	--

        Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges. See “Markets” below.

B.	Plan of Distribution

        Not Applicable

C.	Markets

        Our ordinary shares were first listed and began trading on The NASDAQ National Market on January 24, 1996 under the ticker symbol “ESCMF.” On September 17, 1999, we began trading under the ticker symbol “ESM,” and on September 24, 2001, following approval by the Israel Registrar of Companies of the new name, Lumenis Ltd., we began trading under the ticker symbol “LUME.” On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the pink sheets. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act, and since that time, our shares have not been traded on any national securities exchange or quoted on any system.

D.	Selling Shareholders

        Not Applicable

E.	Dilution

        Not Applicable

F.	Expense of the Issue

        Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

        Not applicable

B.	Memorandum and Articles of Association

Purposes and Objects of the Company

        We are a public company registered under Israel’s Companies Law as Lumenis Ltd., registration number 52-004255-7. Pursuant to our memorandum of association, we were formed for the purpose of engaging in the research, development, manufacture, marketing, sale, import and export of high output electrical energy systems, systems that will produce other forms of energy, products that are based on high output technologies, performing various corporate activities permissible under Israeli law, and to engage in any filed that the management of the company may decide from time to time.

        On February 1, 2000, the Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of Israel’s Companies Ordinance (New Version), 5743-1983, except for certain provisions that relate to bankruptcy, dissolution and liquidation of companies.

The Powers of the Directors

        Under the provisions of the Companies Law and our articles of association, the management of the business of the company shall be vested in the board, which may exercise all such powers and do all such acts and things as the company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members in board meetings, see “Fiduciary Duties of Officer Holders – Approval of Related Party Transactions Under Israeli Law” in Item 6.C above.

        The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

        Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

        Our authorized share capital consists of 900,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

        Dividend rights.  Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

        Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholder meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our articles of association, increasing our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, is required to act fairly towards the company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

        Pursuant to our articles of association, our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. See Item 6.C “Board Practices” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “External Directors” in Item 6.C above.

        In addition, any shareholder or group of shareholders of the Company holding at least twelve percent (12%) of the voting rights in the issued share capital of the Company (a “12% Group”) may request that the board include in the agenda of the next general meeting in which directors are due to be appointed to the board, one (1) nominee designated by such 12% Group. The request must be delivered to the secretary of the Company not later than 40 days and not more than one hundred and twenty (120) days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted if at least 75% of the then serving directors resolve that his/her nomination is not in the best interests of the Company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

        LM Partners L.P. holds 44.34% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech Investments Ltd. holds 33.60% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect 3 and 2 of our directors, respectively, except our external directors, whose election requires compliance with the special approval requirements described in “External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

Annual and Special Meetings

        The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

        A special general meeting may be convened by the board of directors, as it decides. In addition, our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power.

Notices

        Until recently, the Companies Law provided that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company’s articles provide that a notice need not be sent. This provision has been omitted from the Companies Law, and the Law now provides that the rules applicable to notice to shareholders in a public company shall be determined by regulations. Under our articles of association, notice of general meetings shall be given to shareholders in accordance with any mandatory provisions of the Companies Law and the regulations thereunder.

Quorum

        The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and in any other case any two members present in person or by proxy.

Adoption of Resolutions

        Subject to the provisions of the Companies Law or as specifically set in our articles of association (for example, see “Election of Directors”), a shareholders’ resolution , such as a resolution for the amendment to our articles of association, shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy and voting thereon. Under the law a resolution to voluntarily wind up the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

        Rights to share in the Company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “Rights Attached to Shares – Dividend Rights”, above.

        Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Limited Liability. The Company is a limited liability company and therefore each shareholder’s liability to the Company’s obligations shall be limited to the payment of the par value of the shares held by such shareholder, subject to the provisions of the Companies Law.

        Limitations on any existing or prospective major shareholder. See “Approval of Specified Related Party Transactions Under Israeli Law” in Item 6.C above.

Changing Rights Attached to Shares

        According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a simple majority of the voting power participating in such meeting.

Limitations on the Rights to Own Securities in Our Company

        Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

        The Companies Law requires that mergers between Israeli companies be approved by the board of directors and, unless certain requirements described under the Companies Law are met, general meeting of shareholders of both parties to the transaction. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

        The approval of the boards’ of both companies is subject to such boards’ determination that considering the financial position of the merging companies, in its opinion no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as, approval of the anti trust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company, which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company, which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such stock-for-stock swap.

        Pursuant to our 1999 Share Option Plan, 2000 Share Option Plan, and Israel 2003 Share Option Plan, in the event of a change of control, all options then held by directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire amount of the ordinary shares underlying those options.

Changes in Our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

C.	Material Contracts

        We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “Business Overview” above or Item 7.B “Related Party Transactions” above.

D.	Exchange Controls

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.	Taxation

        The following is a short summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

        This discussion does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and special tax treatment. For example, the discussion below does not cover the tax treatment of residents of Israel and traders in securities who are subject to special tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

Israeli Taxation Considerations

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Israeli resident individuals

        As of January 1, 2006, the tax rate applicable to real (non-inflationary) capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale the tax rate will be 25%. A “significant shareholder” is generally a person who alone, or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

        Israeli individual residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares (other than bonus shares or share dividends), which is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20% or 25% for a shareholder that is a “significant shareholder” at any time during the 12-month period preceding such distribution (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in our company). Dividends paid from income derived from our approved enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a away that will reduce the shareholders’ tax liability.

Israeli resident corporations

        Currently our shares are not listed for trading on any stock market. The tax rate applicable to capital gains derived by Israeli resident corporations from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our company, is 25% (unless the following paragraph applies).

        The tax rates applicable for Israeli resident corporations on capital gains derived from the sale of publicly-traded shares of Israeli companies are the general corporate tax rates. As described above in “– General Corporate Tax Structure,” recent changes in the law will reduce the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares. The general corporate tax rate in respect of capital gains derived from the sale of our shares will apply to Israeli resident corporations only if they purchase our shares while our shares are listed for trade. Currently our shares are not listed for trading on any stock market and we cannot assure you that our shares will ever be listed for trade on a stock market.

        Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.

Non-Israeli residents

        Non-Israeli residents (individuals and corporations) are generally subject to Israeli capital gains tax as applicable to Israeli residents (individuals or corporations, as the case may be) on any gains derived from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our company, unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

        Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, referred to as the United States-Israel Tax Treaty, the sale, exchange or disposition of shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, generally will not be subject to the Israeli capital gains tax. However, this exemption will not apply if (i) such resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. Under the United States-Israel Tax Treaty, a US resident subject to Israeli capital gains tax would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the United States.

        In addition, a temporary provision of the Israeli tax laws exempts certain treaty country residents from capital gains tax on the sale of shares in Israeli companies purchased between July 1, 2005 and December 31, 2008, so long as: (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel; (ii) the non-resident was a resident of the treaty country for ten consecutive years preceding the date of purchase of the shares; (iii) the shares were not purchased from an affiliate or in a tax-free reorganization; and (iv) non-resident complies with certain notice and tax filing requirements, including, in the country of residence and filing a notice with the Israeli Tax Authorities within 30 days of purchasing the shares.

        Non-Israeli residents (individuals and corporations) will generally be exempt from Israeli capital gains tax on any gains derived from the sale of shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market, (iii) the shares were purchased after being listed on the designated stock market, and (iv) that such shareholders are not subject to the Inflationary Adjustment Law. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. We cannot assure you that our shares will be or will thereafter remain listed for trade on a stock market. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “significant shareholder” at the time of receiving the dividend or on any date in the 12 months preceding it (i.e. such person holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the applicable tax rate is 25%.

        Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States-Israel Tax Treaty further provides that the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the United States legislation.

        A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

—	an individual who is a citizen or resident of the United States,

—	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

—	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This summary considers only U.S. holders that will own ordinary shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this registration statement, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations;

—	are financial institutions or financial services entities;

—	a partnership or other entity treated as a partnership for U.S. federal income tax purposes;

—	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; and

—	have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

        Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder, referred to in this discussion as a non-U.S. holder, are also discussed below.

        Each prospective investor is advised to consult his or her own tax advisor for the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2010 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

        These distributions will be foreign source passive income (or in some cases, general category income) for U.S. foreign tax credit purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include the provisions described in the following paragraphs as well as rules that limit foreign tax credits allowable for a class of income to the U.S. federal income taxes otherwise payable on that class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

—	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or

—	to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation in the case of noncorporate taxpayers. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. The U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

        If we were a PFIC, and a U.S. holder did not make a timely election either to treat us as a qualified electing fund or to mark our shares to market, as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

—	the three previous years; or

—	the U.S. holder’s holding period for ordinary shares before the present taxable year.

        Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder would then be required to include amounts allocated to the current taxable year and each prior year in which we were not a PFIC (but not before our first taxable year beginning after December 31, 1986) in its gross income as ordinary income for the current year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax for each such year would be subject to an interest charge at the rate applicable to deficiencies for income tax.

        The entire amount of gain that is realized or treated as realized by a U.S. holder upon the sale or other disposition of ordinary shares (whether or not the disposition is generally a taxable transaction) will also be treated as an excess distribution and will be subject to tax as described above.

        In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

        The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, or QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

        The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

        A U.S. holder of PFIC shares that are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above (other than the rules for excess distributions, which would apply to the first year the election is made if we were a PFIC in a prior year and a QEF election were not made for the first year we were a PFIC) would not apply for periods covered by the election. At this time, however, our ordinary shares are not publicly traded, and therefore this election is not currently available to a U.S. holder of our ordinary shares.

        Although we do not believe that we were a PFIC in 2007, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2008 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge our PFIC taint, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

—	in the case of a resident of a country that has a treaty with the United States, the item is attributable to a U.S. permanent establishment; or

—	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

        A non-U.S. Holder is a beneficial owner of our ordinary shares that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. Shareholder.

Information Reporting and Back-up Withholding

        U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 28% (for taxable years through 2010) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

        A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if such a holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption. Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s United States federal income tax liability by filing a refund claim with the IRS.

        The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

        Not applicable

G.	Statements of Experts

        Not applicable

H.	Documents on Display

        We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

        Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We have floating rate debt of approximately $122 million as of December 31, 2007, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. During the first quarter of 2008, our management decided to hedge this risk via the purchase of an interest rate swap contract, or IRS. On March 4, 2008, we entered into an IRS transaction for $40 million, which is due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS, we will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest.

        We have foreign subsidiaries, which sell and manufacture our products in various markets. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit this exposure by selling and linking our products mostly to the United States dollar.

        We do not currently, but may in the future, enter into foreign currency hedging transactions mainly to protect the U.S. dollar value of our non-dollar denominated trade receivables and to protect revenues and expenses, mainly in shekels, Yen and EURO. The gains and losses on these transactions are included in the statement of operations or as part of the other comprehensive loss, as appropriate, in the period in which the changes in the exchange rate occur. We cannot assure you that such activities or others will eliminate the negative financial impact of currency fluctuations. Indeed, such activities may have an adverse impact on our earnings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        The Restructuring Agreement with the Bank contains covenants that require us to comply with certain financial ratios. Under the original provisions of the Restructuring Agreement, we agreed not to exceed a ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA, as such terms are defined in the Restructuring Agreement) of 13:1 for each quarter of 2008. Calculations of such ratio were to be made on a quarterly basis for the previous four-quarter period commencing at the end of the first quarter of 2008. We also agreed that our operating income as a percentage of revenues would not be less than 3% in each quarter of 2008. We were not in compliance with these covenants for the first quarter of 2008. Pursuant to the amendment to the Restructuring Agreement entered into in June 2008, the above financial ratio covenant was modified and the percentage covenant was eliminated. The financial ratio calculations are still to be made on a quarterly basis (for the previous four-quarter period), but will commence with the four-quarter period ending with the first quarter of 2009. We are no longer subject to the financial ratios covenant for the four-quarter periods ending in 2008, including the first quarter.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On November 14, 2006, our shareholders approved an amendment to our articles of association increasing our capitalization from 100,000,000 ordinary shares of par value NIS 0.10 to 700,000,000 ordinary shares of par value NIS 0.10. On September 20, 2007, our shareholders approved an amendment to our articles of association increasing our capitalization from 700,000,000 ordinary shares to 900,000,000 ordinary shares.

ITEM 15.	CONTROLS AND PROCEDURES

        See Item 15T below.

ITEM 15T.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

        As of December 31, 2007, we performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, and for the reasons set forth in section (b) of this Item 15T, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions about required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management intended to conduct an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (“COSO”). However, in the second half of 2007, we implemented a new company-wide ERP system (SAP), which encompassed a significant portion of our transaction processing and related controls relevant to financial reporting. Management concluded that its assessment and evaluation of the effectiveness of our internal control over financial reporting could not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of internal control over financial reporting did not commence until November 2007 and continued through the date of filing of this annual report. Further, this assessment consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. In general, this evaluation was based only on detailed inquiry, observation and walkthroughs. With respect to most processes that were included in our assessment, we were unable to perform formal testing of the effectiveness of controls designed to be in place within such processes by the time this annual report was filed. It is possible that had we performed our assessment during the reporting period or closer to the balance sheet date we may have found other control deficiencies. Furthermore, had we been able to perform formal testing of control effectiveness as is generally done as part of management’s assessment of controls over financial reporting, it is possible that we may have found control weaknesses or deficiencies in addition to those indicated in this annual report.

        Based on the assessment and evaluation performed through the date of filing of this annual report as described above, management has identified a number of material weaknesses and significant deficiencies. Accordingly, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

        The following is a summary of material weaknesses in internal control over financial reporting that were identified:

—	Computer system access controls, change management and use of multiple systems. As indicated above, in the second half of 2007 we implemented a new ERP system through which financial and operational transactions are processed and recorded. Management decided to expedite the implementation of the new system in order to gain the benefits expected from it, including improvements in our internal controls, as quickly as possible. As a result, a number of controls related to access rights and change management were not fully designed and implemented as of December 31, 2007. Specifically, we noted instances in which system users had access rights beyond the scope of those necessary to perform their specific job responsibilities or in which access rights were defined in a manner that created a situation of improper segregation of duties. It was further noted that we did not have adequate procedures in place for appropriate management review and approval of system access rights as of December 31, 2007. In addition, as a result of the expedited manner in which the system was implemented, the testing of various transaction processing and reports was not as comprehensive or robust as necessary before the transition to the new system. Other change management policies and procedures were not formalized and implemented as expected as of December 31, 2007. Finally, as a result of our multi-phase, multi-year approach for fully transitioning to our new ERP system, certain functions and processes remain on our previous ERP system as of year end 2007 and as of the date of filing this annual report. During this transition period, interfaces between the two systems are needed to maintain a seamless and consistent flow of information related to affected processes, particularly in the areas of inventory and service call billing. We noted that in some circumstances these interfaces were either not operating as expected or had not yet been implemented as of December 31, 2007. As a result, we are dependent on significant manual reconciliation of data between the two ERP systems to ensure consistency of such data.

—	Subsidiaries with insufficient number of professionally qualified accounting personnel. In certain of our subsidiaries where there is an insufficient number of professionally qualified accounting personnel, review and approval of certain transactions is either not performed or is not documented properly. In some of these locations it was noted that there was an insufficient level of proper segregation of duties that, by definition, creates an exposure to fraudulent transactions being recorded. We have instituted various compensating controls via review procedures performed at the parent company with the intention of mitigating these deficiencies to some extent.

Continuing Remediation Efforts to Address Deficiencies Described Above.

        Our remediation efforts have been ongoing and will continue over the next year. While we continue to improve policies and procedures in all areas with weaknesses or deficiencies, we are endeavoring to complete remediation of the following specific items in 2008.

—	System Related Controls:

In the quarter ended March 31, 2008, we performed an extensive analysis of system access authorization rights with the primary objectives of:

š	identifying all access roles defined in a manner that may provide a user with authorization that conflicts with proper segregation of duties.

š	identifying all users who have been granted access rights that create conflicts with proper segregation of duties.

Based on this data, we intend to redefine system access roles and re-assign system access authorizations in a manner that minimizes access rights that could lead to improper segregation of duties.

In addition, we are developing and intend to implement formal procedures requiring periodic sign-off by managers of all system user access rights.

Since December 31, 2007, procedures have been partially implemented with respect to change management for hardware and software changes. We intend to fully implement additional procedures in this area during 2008.

—	Financial Personnel:

In December 2007, our current chief financial officer joined Lumenis. He is still in the process of assessing the finance organization throughout the Company and expects to implement changes as deemed appropriate to improve the quality and structure of our finance department. Such changes will have among their objectives the allocation of an appropriate number of qualified accounting personnel in our various locations.

        Our management’s report shall not be incorporated by reference into any of our registration statements, or deemed to be filed for the purposes of section 18 of the Exchange Act, or otherwise subject to liabilities of that section.

Attestation Report of the Registered Public Accounting Firm

        This annual report does not include an attestation report of our registered public accounting firm assessing our internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(c) Changes in Internal Control over Financial Reporting

        In the registration statement on Form 20-F filed by us on May 1, 2007, we disclosed in Item 3.D “Risk Factors” that our external auditors had advised us of the following material weaknesses in our internal controls as of the date of their report (April 30, 2007) in the following specific areas:

—	our controls over intercompany shipments between warehouses;

—	our reconciliation of intercompany balances;

—	our lack of adequate accounting systems; and

—	our lack of sufficient internal resources in the accounting department.

        As indicated above, we implemented a new ERP system (SAP) globally during 2007. This new system has already addressed many control deficiencies that existed in our previous ERP system including to a significant degree the first three of those noted above. As our employees continue to familiarize themselves with and use the new system, we expect that the system will continue to yield many additional enhancements to our controls over financial reporting.

        With respect to our lack of sufficient internal resources in the accounting department, we have made some improvements in this regard in 2007. Specifically, we hired a Vice President for Finance for the Americas, a previously unfilled position, and added additional professionally certified personnel in Israel and the U.S. Additional changes will be considered by our new chief financial officer taking into consideration improvements in controls achieved as a result of our new ERP system.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that both Mr. Tali Idan and Mr. Eugene Davis, meet the requirements of an “audit committee financial expert”, as defined in Item 401(h) of the SEC’s Regulation S-K and are independent, as defined in the applicable NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Ethics for Senior Financial Officers, that applies to our chief executive officer, principal financial officers, principal accounting officer or controller and other persons performing similar functions for the Registrant. The Code of Conduct supplement our Business Conduct Policy, which applies to all our employees worldwide. Copies of the Code of Ethics and Business Conduct Policy are filed as exhibits to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth, for the years ended December 31, 2007 and 2006, the fees billed to us and our subsidiaries by our principal accountant(1).

	Year ended December 31,
	2007	2006
	(Dollars in thousands),

Audit fees (2)	$4,570	$3,490
Audit-related fees	-	-
Tax fees (3)	18	41
All other fees	-	-

Total	$4,588	$3,531

(1)	Comprises fees billed by Ziv Haft, a BDO member firm and an independent registered public accounting firm, and by other member firms of BDO worldwide.

(2)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide. The amounts stated for 2006 and 2007 include fees associated with the audits of our financial statements for the years 2004 through 2007 and review of the registration statement on Form 20-F filed by us on May 1, 2007, in which our financial statements for the years 2004 through 2006 were included.

(3)	Tax fees relate to tax compliance, planning and advice.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

        The consolidated financial statements and the related notes required by this item are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **

8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.1	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm **
15.2	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited **

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: June 25, 2008

LUMENIS LTD

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868 Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS LTD.

We have audited the consolidated balance sheets of Lumenis Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 3.43% and 3.94% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose consolidated revenues constitute approximately 11.19%, 8.40% and 6.29% of total consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The financial statements of those subsidiaries were audited by another auditor, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Ziv Haft

Ziv Haft
Certified Public Accountants (Isr.)
A BDO member firm

Tel-Aviv, Israel
June 25, 2007

Haifa Tel: 04-8680600, Fax: 04-8620866 Jerusalem: Tel: 02-6546200, Fax: 02-6526633	Kiryat Shmona Tel: 04-6951389, Fax: 04-6950004 Beer Sheva Tel: 08-654432, Fax: 08 6270008

BICK ROTHENBERG Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

We have audited the balance sheets of Lumenis (UK) Limited (the “Company”) as of 31 December 2007 and 2006 and the profit and loss account for each of the years in the three-year period ended 31 December 2007 (“the financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2007 and 2006, and the profit for each of the three years in the period ended 31 December 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Blick Rothenberg

Blick Rothenberg
Chartered Accountants & Registered Auditors
12 York Gate
London
NW1 4QS
United Kingdom

25 June, 2007

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006

	(U.S. $ in thousands)

CURRENT ASSETS
Cash and cash equivalents	$58,423	$79,630
Trade receivables, net	51,447	41,176
Prepaid expenses and other receivables	18,118	15,111
Inventories	51,318	48,384

TOTAL CURRENT ASSETS	179,306	184,301
FINISHED GOODS USED IN OPERATIONS, NET	3,554	5,736
FIXED ASSETS, NET	7,922	4,946
GOODWILL	72,451	72,352
OTHER PURCHASED INTANGIBLE ASSETS, NET	1,609	3,102
OTHER ASSETS, NET	2,721	3,320

TOTAL ASSETS	$267,563	$273,757

CURRENT LIABILITIES
Payments under restructured debt	$46,955	$8,970
Trade payables	26,167	31,869
Other accounts payables and accrued expenses	47,841	48,112
Deferred revenue and customer advances	29,981	23,120

TOTAL CURRENT LIABILITIES	150,944	112,071
LONG-TERM LIABILITIES
Long term debt	103,290	149,794
Accrued severance pay, net	3,164	3,048
Other long-term liabilities	8,887	6,900

TOTAL LIABILITIES	266,285	271,813

COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares of NIS .10 par value; December 31, 2007 and 2006: authorized 700 million and 700 million; issued and outstanding 177,239,738 and 154,021,122, respectively	4,155	3,579
Additional paid-in capital	518,769	492,920
Accumulated other comprehensive income	14,561	13,534
Accumulated deficit	(536,105)	(507,987)
Treasury shares, at cost (35,527 shares at December 31, 2007 and 2006)	(102)	(102)

TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	1,278	1,944

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$267,563	$273,757

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,

	2007	2006	2005

	(U.S. $ in thousands, except per share data)

NET REVENUES	$267,829	$264,378	$285,438
COST OF REVENUES	153,168	150,946	150,133

Gross profit	114,661	113,432	135,305
OPERATING EXPENSES
Research and development expenses	16,465	15,414	16,452
Selling and marketing expenses	73,205	71,912	72,457
General and administrative expenses	53,379	51,997	34,675

Total operating expenses	143,049	139,323	123,584
Operating (loss) income	(28,388)	(25,891)	11,721
Financial (income) expenses, net	(3,851)	20,770	20,633
Other expense (income), net	68	457	(340)

Loss before taxes on income	(24,605)	(47,118)	(8,572)
Taxes on income	3,513	3,200	2,659

NET LOSS	$(28,118)	$(50,318)	$(11,231)

Basic and Diluted net loss per share	$(0.16)	$(1.10)	$(0.30)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER ORDINARY SHARE (in thousands)	170,927	45,637	37,323

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,

	2007	2006	2005

	(US $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(28,118)	$(50,318)	$(11,231)
Adjustments to reconcile loss to net:
Cash used in operating activities:
Depreciation and amortization	6,517	7,624	11,276
Deferred income taxes, net	1,790	194	145
Compensation related to employees stock option plan	1,530	1,441	1,239
Options granted to bank and revaluation of previously issued options	-	910	-
Interest payments on bank debt in accordance with SFAS 15 Accounting for Trouble Debt Restructurings	(8,519)	-	-
Loss (gain) from sale or disposal of fixed assets and long term investment	68	314	(390)
Trading marketable securities – net	-	-	198
Amortization of long term bank fees	-	5,364	5,700
Change in fair value of financial derivatives	-	(5,256)	715
Liability for employee rights upon retirement	254	(128)	74
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(10,522)	17,368	6,893
Other	(4,112)	(2,070)	(442)
Increase (decrease) in accounts payable and accruals:
Trade	(5,961)	1,159	(348)
Other (including non-current portion)	6,687	(9,940)	(12,275)
Decrease (Increase) in finished goods used in operations	1,323	(116)	(4,468)
Decrease (Increase) in inventories	(1,991)	(4,676)	1,201

Net cash used in operating activities	(41,054)	(38,130)	(1,713)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(5,818)	(1,673)	(2,888)
Proceeds from sale of fixed assets	24	2,478	1,524
Amounts carried to other long term assets	434	(166)	72

Net cash provided by (used in) investing activities	(5,360)	639	(1,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital – net of issuance costs	24,895	118,483	-
Short-term credit from bank – net	-	-	4,982
Financing of building improvements provided by landlord	697	-	-
Proceeds from exercise of options	-	-	3
Repayments of long-term loans from bank	-	(14,902)	(4,150)

Net cash provided by financing activities	25,592	103,581	835

TRANSLATION DIFFERENCES ON CASH BALANCES OF CONSOLIDATED SUBSIDIARIES	(385)	389	(1,035)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,207)	66,479	(3,205)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	79,630	13,151	16,356

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$58,423	$79,630	$13,151

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$8,519	$14,019	$12,397

Cash paid during the year for income taxes	$1,795	$1,640	$2,582

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(CAPITAL DEFICIENCY)

	Ordinary Shares					Accumulated Other
				Additional
	Number of Shares	Amount		Paid-In Capital	Accumulated Deficit	Comprehensive Income	Treasury Shares	Total

	(U.S. $ in thousands)

BALANCE – DECEMBER 31, 2004	37,338,882	814		373,609	(446,438)	13,233	(102)	(58,884)
CHANGES DURING 2005:
Loss for the year					(11,231)			(11,231)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						(3,208)		(3,208)

Total comprehensive loss								(14,439)
Employee stock options exercised and paid	1,583		**	3				3
Compensation related to employees stock option Plan				1,239				1,239

BALANCE – DECEMBER 31, 2005	37,340,465	814		374,851	(457,669)	10,025	(102)	(72,081)
CHANGES DURING 2006:
Loss for the year					(50,318)			(50,318)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						3,509		3,509

Total comprehensive loss								(46,809)
Issuance of shares and warrants*	116,680,657	2,765		115,718				118,483
Options granted to Bank and revaluation of Issued options (see also Note 2)				910				910
Compensation related to employees stock option Plan				1,441				1,441

BALANCE – DECEMBER 31, 2006	154,021,122	3,579		492,920	(507,987)	13,534	(102)	1,944
CHANGES DURING 2007:
Loss for the year					(28,118)			(28,118)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						1,027		1,027

Total comprehensive loss								(27,091)
Issuance of shares and warrants*	23,218,616	576		24,319				24,895
Compensation related to employees stock option Plan				1,530				1,530

BALANCE – DECEMBER 31, 2007	177,239,738	$4,155		$518,769	$(536,105)	$14,561	$(102)	$1,278

*	Net of share issuance costs.

**	Represents an amount of less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

          Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in research and development, manufacture, marketing and servicing of laser, light- and radiofrequency- based systems for aesthetic, ophthalmic, surgical, dental and veterinary applications. The Company offers a broad range of laser and intense pulsed light (“IPL”) systems that are used in a variety of applications, including photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, ear, nose and throat (“ENT”), gynecology, urinary lithotripsy, benign prostatic hyperplasia, open angle glaucoma, secondary cataracts, age-related macular degeneration, refractive eye correction, neurosurgery, dental and veterinary procedures. The Company’s products use proprietary technology and accordingly the Company holds numerous patents and licenses.

NOTE 2 – RECAPITALIZATION

          On December 5, 2006, the Company completed a recapitalization (“Recap”) of its existing debt and equity structure. The Recap involved a cash investment from a private equity consortium and restructuring of the existing bank debt (see Note 11 – Bank Debt for additional details). LM Partners LP and Ofer Hi-Tech Investments Ltd. (“Investors”) made a private placement of $120,000,000 in cash to acquire 111,919,418 shares of Lumenis, representing a 75% stake in the Company (the “Transaction”).

          In addition, as part of the Transaction, the Investors received “Additional Warrants” to purchase 27,979,855 of the Company’s shares at an aggregate exercise price of $30,000,000, or $1.0722 per share, expiring June 5, 2007. Immediately after the closing of the purchase agreement and on June 4, 2007 the Investors (including certain assignees of Ofer Hi-Tech Investments Ltd.) exercised all these “Additional Warrants.” Consequently, there are no remaining “Additional Warrants” outstanding.

          As a result of the exercise of the “Additional Warrants”, the Investors stake in the Company increased to 79%.

          Further, as part of the Recap, the Investors received “Closing Warrants” to purchase 17,000,000 of the Company’s shares at an exercise price of $1.1794 per share (subject to adjustment as a result of issuance of additional shares as described below), expiring December 5, 2011. The exercise of the “Additional Warrants” immediately after the closing and on June 4, 2007, resulted in an adjustment to the number of shares purchasable under the “Closing Warrants” such that the total number of shares purchasable under the “Closing Warrants” increased to 21,250,000 shares.

          The Investors were also granted certain registration rights. The Company examined the application of Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s Own Stock” and EITF Issue D-98, “Classification and Measurement of Redeemable Securities”, and classified the instruments granted as equity instruments.

          In addition, after the Recap, new options were granted to then current directors of Lumenis as well as to the newly appointed directors of the Company. These options carry a $1.0722 strike price and expire after seven to eight years. See Note 16.

          The amount of shares purchased by the Investors and their assignees, including shares issued under the Additional Warrants, are subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company’s insurance coverage, in connection with the recently concluded investigation by the United States Securities and Exchange Commission (the “SEC”), the previously disclosed class action lawsuits and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the Recap. Adjustment for this purpose will be made by the issuance to the Investors and their assignees for no additional consideration of additional ordinary shares, as well as an adjustment to the exercise price under the Closing Warrants issued to them.

NOTE 3 – FINANCIAL STATEMENT PRESENTATION & SIGNIFICANT ACCOUNTING POLICIES

     a. U.S. GAAP

          The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”)

     b. Principles of consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions have been eliminated.

     c. Functional currency and foreign currency transaction gains and losses

          The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Lumenis Ltd and certain subsidiaries.

          Lumenis Ltd and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

          For those subsidiaries whose functional currency has been determined to be their local or other currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

     d. Use of estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. Cash and cash equivalents

          Cash equivalents are defined as short-term, highly-liquid investments with original maturities of 90 days or less.

     f. Trade receivables and Allowance for Doubtful Accounts

          The Company’s trade accounts receivable are primarily from sales to end users and distributors, which reflect a broad domestic and international customer base. Credit limits are generally established through a process of reviewing the financial history and stability of each customer. In general, the Company obtains credit rating reports and/or financial statements of customers when determining or modifying their credit limits and in some cases, the Company obtains third party insurance.

          In recent years, the Company has not experienced significant credit losses related to receivables from individual customers or groups of customers in any particular industry or geographic area. The Company’s policy is to maintain allowances for estimated losses resulting from the inability or refusal of its customers to make required payments. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management judgment and estimates in establishing the allowances. Accordingly, the Company’s trade accounts receivable balances do not represent a substantial concentration of credit risk at December 31, 2007.

     g. Inventories

          Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials, Work in Progress (WIP) and Packaging Materials – Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Finished products: Material and Purchased Products – Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Labor and Overhead – Cost is determined on a standard cost basis utilizing the average cost over the production period, which approximates actual cost.

Inventory provisions, based on management estimates, are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products and are updated periodically.

     h. Finished goods used in operations

          Finished products located at customer sites in respect of support for warranty obligations or finished products used for promotional purposes are separately classified as finished goods used in operations and are generally depreciated over a period of three years.

     i. Fixed assets

          Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. In general, the following useful lives are used in determining depreciation:

Years

Leasehold Improvements	Shorter of lease or life of the asset
Machinery & Equipment	5 - 10 years
Computer Equipment	3 years
Internal-use Software	3 years
Furniture and Fixtures	5 - 10 years
Motor Vehicles	5 years

     j. Goodwill and other intangible assets

          Goodwill and other intangible assets, net of accumulated amortization, are reported in other assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment. SFAS 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. The Company performs its annual impairment tests in the fourth quarter. No impairment was noted as a result of the Company’s evaluation of goodwill performed during 2007, 2006 and 2005.

          Intangible assets are amortized by the straight-line method over their estimated useful lives, principally between four and nine years. Intangible assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. Any impairment loss is recognized in the statement of operations. There were no impairment charges during the years ended December 31, 2007, 2006 and 2005.

          The Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2007, 2006 and 2005, no impairments were recorded.

     k. Revenue recognition

          The Company records revenues in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financials Statements” (“SAB 104”), which requires that the following four criteria be met in order to recognize revenue:

               1) Persuasive evidence of an agreement exists;

               2) Delivery has occurred or services have been rendered;

               3) The selling price is fixed or determinable; and,

               4) Collectibility is reasonably assured.

          The timing of revenue recognition amongst the various products and customers is dependent upon satisfaction of these criteria and generally varies from shipment to delivery to the customer depending on the individual transaction. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

          The Company’s products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company generally considers distributors as end-users.

          The Company, in general, does not grant rights of return. However, returns are granted from time to time for business reasons. The Company maintains a provision for returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”, which is estimated based primarily on historical experience as well as management judgment and is recorded through a reduction of revenue.

          Deferred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met. Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings process has been completed.

          In accordance with EITF 00-10, reimbursed shipping and handling costs for product sales are included in revenue with the related expense included in cost of revenues.

     l. Research and development costs

          Costs related to research, design and development of products are charged to research and development expense as incurred. The types of costs included in research and development expenditures include salaries, contractor fees, building costs, utilities, clinical evaluation, and material costs. Any amounts received or receivable from the Government of Israel, through the Office of the Chief Scientist (“OCS”) for participation in certain research and development are offset against the Company’s research and development costs. No amounts were recorded as an offset against research and development expenses for the years ended December 31, 2007, 2006 and 2005, respectively.

     m. Accrued warranty costs

          Lumenis generally warrants the majority of its products against defects and bugs for up to one-year with certain products carrying a warranty for a more extended period. The warranty period begins upon shipment, installation or delivery depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

     n. Advertising Expenses

          Advertising expenses are charged against income in the period in which the expenses are incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were approximately $0.9 million, $1.3 million and $1.7 million, respectively.

     o. Accounting for income taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance if necessary, to reduce deferred tax assets to their estimated realizable value.

          In 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which supplements SFAS 109. FIN 48 requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits in the event such benefits recognized are challenged by relevant government tax authorities or courts. The amount of benefits recorded is the largest benefit that is more likely than not to be sustained upon such challenge. Significant judgement is required in making these determinations.

     p. Severance Pay

          The liability for severance pay for the Israeli companies is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli’s employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company’s balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements.

          Severance pay expenses for the Company including subsidiaries for the years ended December 31, 2005, 2006 and 2007, were approximately $1,777 thousands, $2,468 thousands, and $2,365 thousands, respectively.

          The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 25%, but generally not greater than $15,500 per year, (for certain employees over 50 years of age the maximum contribution is $20,500 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 25 % of employee contributions up to the plan limit of $1,000 per annum. In the year 2007, 2006 and 2005, the Company recorded an expense for matching contributions in the amount of $219 thousands, $226 thousands, and $210 thousands, respectively.

     q. Losses per share

          Basic and diluted losses per share are presented in accordance with SFAS No. 128, “Earnings per share” (“SFAS 128”), for all the years presented. Outstanding share options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all the years presented.

          As described in Note 2 above, the amount of shares purchased by the Investors and their assignees, including shares issued under the Additional Warrants, are subject to adjustment in accordance with terms of the Transaction agreement. While no additional shares were actually issued during 2007 as a result of these terms, expenses were paid or incurred after the date of the Recap that entitled the Investors to additional ordinary shares. Therefore, in accordance with SFAS No. 128, “Earnings Per Share”, the Company has treated the shares to which the Investors are entitled under the terms of the Transaction agreement as contingently issuable shares for which all necessary conditions have been satisfied and has included such shares in its calculation of the weighted average number of shares outstanding in 2007 used in determining basic earnings per share. The number of such contingently issuable shares included in the 2007 weighted average number of shares used to calculate losses per share was 3,546,827.

     r. Employee and Director stock-based compensation

          Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), (“SFAS 123R”), “Share-Based Payment,” and SAB No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. SFAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. SFAS 123R requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

          SFAS 123R supersedes the Company’s previous accounting for its employee stock option plans.

          Options granted until December 31, 2002 – using the intrinsic-value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, for companies electing to apply APB 25.

          Options granted from January 1, 2003 and on – using the fair value method in accordance with SFAS 123, as amended by SFAS No. 148.

          The Company elected to adopt the modified prospective transition method permitted by SFAS 123R. Under such transition method, SFAS 123R been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation. The cumulative effect of initially adopting SFAS 123R was not material to the Company’s consolidated financial statements.

          The Company has expensed compensation costs, net of estimated forfeitures, applying the straight-line vesting method, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods have not been restated as explained above. For the years ended December 31, 2007 and 2006, the Company recorded stock-based compensation costs of $1,530 thousands and $1,441 thousands respectively and does not expect any material tax effect due to the existence of tax loss carryovers.

          The total unrecognized compensation cost before tax on employee and director stock options amounted to $4.9 million and $2.4 million, at December 31, 2007 and 2006 respectively, and is expected to be recognized over a weighted average period of approximately 2.1 years.

          For options granted until December 31, 2002, share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under SFAS 123:

(U.S. $ in thousands)	2005

Net loss, as reported	$(11,231)
Add: compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	(309)

Pro-forma net loss	$(11,540)

Loss per share:
Basic and Diluted – as reported	$(0.30)

Basic and Diluted – pro forma	$(0.31)

*	In 2005, no compensation expenses were recorded in respect of the options granted until December 31, 2002.

          The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions: volatility – 100%; risk interest rate – 3.8%; dividend yield – 0%; and expected life – 3 years.

     s. Reclassification

          Certain amounts in prior years’ financial statements have been reclassified to conform with the current year’s presentation.

     t. Concentration of credit risk

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, and trade receivables.

          The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with a major Israeli bank. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

          The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, EMEA and the Far East including Japan. The Company and its subsidiaries perform ongoing credit evaluations of its customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection and a general provision on the remaining balance based on historical experience and management judgment.

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

          In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (“FSP”) to defer the effective date of SFAS 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is evaluating the impact that adoption of this pronouncement will have on its consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, SFAS 159 will be effective as of the year beginning January 1, 2008. The Company is evaluating the potential impact of adoption of SFAS 159 on its consolidated financial statements.

          In June 2007, the FASB ratified EITF Issue 07-03, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). EITF 07-03 provides guidance on capitalization of non-refundable advance payments for goods and services to be used in future research and development activities until such goods have been delivered or the related services have been performed. This pronouncement will be effective for the Company beginning January 1, 2008. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. At present, the Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. At present, the Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

          In December 2007, the SEC issued SAB No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB No. 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet assessed the impact of this new standard on its consolidated financial statements.

NOTE 5 – TRADE RECEIVABLES, NET

	December 31,

	2007	2006

	(US $ in thousands)

Trade receivables	$54,795	$43,234
Allowance for uncollectible amounts	(3,348)	(2,058)

Trade Receivables, net	$51,447	$41,176

NOTE 6 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,

	2007	2006

	(US $ in thousands)

Income/Corporate Taxes	$5,920	$6,773
VAT and consumption tax	3,623	3,261
Advances to suppliers	2,090	354
Prepaid insurance	1,810	917
Deposits and restricted cash	1,607	417
Prepaid inventory	729	148
Other	2,339	3,241

Total prepaid expenses and other receivables	$18,118	$15,111

NOTE 7 – INVENTORIES

	December 31,

	2007	2006

	(US $ in thousands)

Raw material	$15,352	$12,590
Work in process	2,284	1,411
Finished goods	33,682	34,383

Total inventories	$51,318	$48,384

NOTE 8 – FINISHED GOODS USED IN OPERATIONS, NET

	December 31,

	2007	2006

	(US $ in thousands)

Finished goods used in operations	$15,043	$14,926
Accumulated depreciation	(11,489)	(9,190)

Net finished goods used in operations	$3,554	$5,736

NOTE 9 – FIXED ASSETS, NET

	December 31,

	2007	2006

	(US $ in thousands)

Leasehold Improvements	$4,538	$3,688
Machinery and Equipment	12,042	11,392
Computer Equipment	5,681	5,187
Internal-use software	8,301	7,163
Furniture and Fixtures	4,056	3,404
Motor Vehicles	147	112

	34,765	30,946

Less – accumulated depreciation	(26,843)	(26,000)

	$7,922	$4,946

          Depreciation expense was $2,719 thousands, $2,892 thousands, and $3,440 thousands in the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 10 – GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

          The Company’s Balance Sheet reflects Goodwill and Other Purchased Intangible Assets, which were obtained as a result of its acquisitions of Coherent Medical Group (“CMG”) and HGM in 2001.

     a. Goodwill (US $ in thousands)

Balance as of December 31, 2004	$72,609
Changes during 2005:
Differences from translation of foreign currency financial statements of subsidiaries	(236)

Balance as of December 31, 2005	72,373
Changes during 2006:
Differences from translation of foreign currency financial statements of subsidiaries	(21)

Balance as of December 31, 2006	$72,352

Changes during 2007:
Differences from translation of foreign currency financial statements of subsidiaries	99

Balance as of December 31, 2007	$72,451

     b. Other purchased Intangible Assets

          Other purchased Intangible assets consisted of the following:

	Original Amount As of December 31,		Accumulated Amortization As of December 31,		Unamortized Balance As of December 31,

	2007	2006	2007	2006	2007	2006

	(US $ in thousands)		(US $ in thousands)		(US $ in thousands)

Purchased Technology	$29,229	$29,229	$27,645	$26,228	$1,584	$3,001
Product name	880	880	855	828	25	52
Covenant not to compete	878	878	878	829	0	49

	$30,987	$30,987	$29,378	$27,885	$1,609	$3,102

          Aggregate amortization expense for the years ended December 31, 2007, 2006 and 2005 was $1,493 thousands, $2,879 thousands and $3,643 thousands, respectively.

          Estimated amortization expense for the years subsequent to December 31, 2007 is as follows:

Year Ended December 31:	(US $ in thousands)

2008	953
2009	520
2010	136

NOTE 11 – BANK DEBT

          All amounts in thousands, except per share data

	December 31, 2007	December 31, 2006

Liabilities under restructured bank debt:
Current Liabilities:
a) Short term payments under restructured bank debt	$46,955	$8,970

Long Term Liabilities:
b) Future cash payments under restructured bank debt	96,774	145,424
c) Gain from debt restructure not recognized under FAS 15 due to contingent payment	6,516	4,370

	103,290	149,794

Total liabilities under restructured bank debt (a+b+c)*	$150,245	$158,764

Total cash payments under restructured debt agreement (a+b)	$143,729	$154,394

*Amounts exclude $25 million of principal that is expected to be forgiven as part of the restructuring of the bank debt, upon future loan repayments. See below in this Note under the caption “Recapitalization”.

          Total future cash payments under restructured bank loan as of December 31, 2007 is as follows:

Current portion	$46,955
2009	10,227
2010	24,830
2011	23,557
2012	22,283
2013	15,877

Total	$143,729

     Prior to Recapitalization

          Prior to the recapitalization event more fully described in Note 2, the Company had two terms loans and a revolving credit facility with a bank. The first term loan was a $100 million loan, which originated in April 2001 (“2001 Loan”) and carried an interest rate of LIBOR plus 1.75% immediately prior to the restructuring. The second term loan was a $70.7 million loan, which originated in March 2002 (“2002 Loan”) and carried an interest rate of LIBOR plus 7.055% immediately prior to the restructuring. The revolving credit facility originated in April 2001 (“Revolving Credit Facility”) and carried an interest rate of LIBOR plus 2.75% on the first $35 million of the outstanding balance and LIBOR plus 3.00% on the remaining outstanding balance. These loans were secured by substantially all of the assets of the Company.

          As part of the original issuance of these agreements and in consideration for subsequent amendments, the Company paid certain fees, entered into certain contingent fee arrangements and issued options to the bank. These debt issuance costs and the fair value of options granted as part of the Company’s debt agreements are amortized over the term of the related debt by the effective interest rate method and were recorded as a discount against the related debt instrument. The contingent fee arrangements, which call for the payment of cash fees if the Company’s stock reaches certain price targets, are recorded as a liability in the accompanying balance sheets based on the fair value of that liability at the respective balance sheet date.

     Recapitalization

          As more fully described in Note 2, the Company completed a recapitalization through an equity investment with a consortium of investors and restructuring of its existing credit facilities with its lender on December 5, 2006. Prior to the debt restructuring, the Company was in default on its existing credit facility. As part of the restructuring, the bank agreed to allow for a non-cash reduction in the overall principal outstanding, collapse the previous term loans and revolving credit facility into a single term loan, cancel certain fee arrangements, reduce the interest rate on the credit facility and waive all default rights under the previous credit facility. In consideration for the restructuring, the bank received additional options in the Company, received an extension of the exercise period of the options previously granted to the bank and retained one fee arrangement from the prior credit facility.

          As part of the restructuring, the bank combined the 2001 Loan, 2002 Loan and Revolving Credit Facility into a single term loan (“Restructured Loan”), expiring in September 2013. The Restructured Loan calls for the forgiveness of $50.0 million of the outstanding principal balance over a 24 month period, with the first reduction of $25.0 million occurring on December 5, 2006. The remaining $25.0 million forgiveness of principal will occur in $12.5 million increments on June 5, 2008 and December 5, 2008 and is non-interest bearing. The interest rate on the Restructured Loan is the three month LIBOR rate plus 1.5% and is adjusted quarterly. As part of the restructuring, the bank agreed to retroactively apply the spread of 1.5% over LIBOR back to April 1, 2006 for the 2001 Loan, the 2002 Loan and the Revolving Credit Facility. The Company also made its first scheduled principal payment of $40.0 million on December 5, 2006.

          In 2003 and prior, the bank had been given 9,235,300 options to purchase common stock of the Company as consideration of prior amendments to the 2001 Loan and the 2002 Loan. Of the options held by the bank, 7,824,000 options had a price of $1.97 per share and expire in November 2013. The remaining 1,411,300 options had a price of $1.17 per share and expired in February 2008. As part of the restructuring, the expiration date of the 1,411,300 options was extended to December 5, 2011. Additionally, the 7,824,000 options were re-priced to $1.17 per share. As part of the debt restructuring, the bank was also granted 176,300 new options to purchase the Company’s shares for $1.17 per share, expiring in November 2013.

          The restructuring also cancelled existing agreements that called for the Company to pay fees of $3.0 million and $5.0 million to the bank if the Company’s share price reached $5 and $6 per share, respectively. The bank did retain a previous agreement that called for the Company to pay $7.5 million if the Company’s stock price reaches $7 per share. These fees for Bank Hapoalim were accounted for as an embedded derivative in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and recorded at fair value until the time of the restructuring. Changes in the derivative during the years 2006 and 2005 were $(5,256) thousand and $715 thousand respectively. The derivative was presented in the other long term liabilities section of the balance sheet until the restructuring. Subsequent to the restructure, the cash fee agreement retained by the bank for $7.5 million is no longer treated as a derivative and is not reflected as a liability on the Company’s balance sheet in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”).

          The Company has considered the restructured credit facility under the criteria of EITF Issue 02-4 and has accounted for the restructured credit facility as a troubled debt restructuring in accordance with SFAS 15, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet. Future cash flows related to interest payments as of December 31, 2006 were determined based on a rate of 6.85%, which was the three month LIBOR rate on the date of the debt restructuring plus 1.5%. Future cash flows related to interest payments as of December 31, 2007 were determined based on a rate of 4.70%, which was the three month LIBOR rate on December 31, 2007 plus 1.5%. As indicated in the table at the beginning of this note, the restructuring of the debt resulted in a gain of $6,516 thousands and $4,370 thousands in 2007 and 2006 respectively. However, these gains were not recognized or recorded as a result of the fact that the restructuring included retention by the bank of a contingent fee of $7.5 million (as discussed above). In accordance with SFAS 15, as a result of the Company having a contingent liability in excess of the gain associated with the restructure, the gain was not recorded in 2007 or 2006. Furthermore, in accordance with SFAS 15, changes in the fair market value of this contingent liability did not result in any gain or loss being recorded as the fair value of the contingent liability was less than the unrecognized gain from the restructure.

          The Company’s bank debt agreement covenants are described in Note 14 below.

          See Note 20 below, which describes subsequent events concerning the Company’s Bank Debt Agreements.

NOTE 12 – OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2007	2006

	(US $ in thousands)

Compensation related	$12,302	$12,123
Accrued Income taxes	7,205	9,451
Accrued legal costs	6,338	5,032
Accrued warranty	5,540	5,079
Accrued VAT, sales and consumption taxes	1,034	1,042
Accrued audit, accounting and tax services fees	2,237	780
Accrued commissions (external)	1,533	2,149
Accrued Other	11,652	12,456

	$47,841	$48,112

          Changes in accrued warranty costs during the years ended December 31, 2007 and 2006, respectively, are as follows (US $ in thousands):

Accrued warranty costs as of December 31, 2005	$6,928
Payments made under warranty during 2006	(8,633)
Increase in product warranty provision during 2006	6,784

Accrued warranty costs as of December 31, 2006	5,079
Payments made under warranty during 2007	(9,344)
Increase in product warranty provision during 2007	9,805

Accrued warranty costs as of December 31, 2007	$5,540

NOTE 13 – OTHER LONG TERM LIABILITIES

	December 31,

	2007	2006

	(US $ in thousands)

Deferred tax liability (1)	$8,270	$6,900
Obligations to landlord for Santa Clara facility (2)	591	0
Other	26	0

	$8,887	$6,900

(1) Amount relates to deferred tax liability that has been established to reflect the tax amortization of goodwill for which no financial statement amortization has occurred under U.S. GAAP.

(2) Pursuant to an amendment dated January 16, 2007 to the Company’s lease agreement of its Santa Clara, California facilities, the Company agreed to repay the landlord with interest for certain building improvements, which were funded by the landlord over the remaining period of the lease term. The Company has provided the landlord with a letter of credit to secure payment of such amounts. The long term principal balance due under this amendment to the lease agreement as of December 31, 2007 was $591 thousands.

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

          The Company leases facilities, vehicles and certain equipment under operating leases with various expirations through 2019. Lease and rental expenses for the years 2007, 2006 and 2005, amounted to $7,266 thousands, $7,134 thousands and $7,234 thousands, respectively. Future minimum annual lease payments under operating lease agreements are as follows (US $ in thousands):

2008	$6,567
2009	5,294
2010	5,347
2011	4,277
Thereafter	20,120

$41,605

          The Company has entered into an agreement with a real estate developer in Israel pursuant to which the developer has agreed to purchase land and build a new campus for its facilities in Israel in return for the Company’s agreement to enter into a ten year lease agreement for specified terms and conditions. The agreement provides for the delivery of the premises for occupancy by the Company no later than December 31, 2009. The above schedule of future minimum lease payments includes annual payments of approximately $2.2 million per annum from 2010 through 2019. The agreement’s terms stipulate that a portion of the lease payments will be based on amounts invested on internal build-out of the new facilities requested by the Company. Therefore, the $2.2 million per annum amount includes management’s current estimate of nearly $0.8 million per annum for this variable portion of the expected future lease payments.

          The Company has outsourced its IT related services for an eight-year period beginning May 2005 for which it expects to incur payment obligations of approximately $3.6 million to $4.0 million annually through April 2013.

In addition, as of December 31, 2007, the Company has outstanding guarantees and letters of credit with various expiration dates of approximately $2.6 million of which $1.0 million relates to a single vendor and a majority of the balance is related to facility and car leases.

     Royalty Payments

          The Company is party to various licensing agreements, which require it to pay royalties on certain product sales at various rates of up to 7.5% of the net selling price of these products. For the years ended December 31, 2007, 2006 and 2005, the Company incurred royalty expenses in the amount of $3,045 thousands, $3,024 thousands and $3,350 thousands respectively.

          The Company and some of its Israeli subsidiaries are also obligated to pay to the Office of the Chief Scientist (“OCS”) royalties of 3-5% on the sales of products for which participations were received. The Company incurred royalty expenses of $344 thousands, $451 thousands and $424 thousands in 2007, 2006 and 2005, respectively. Such amounts are included in the total royalty expenses described in the preceding paragraph. Royalty-bearing participations not yet paid were approximately $3.0 million and $3.6 million at December 31, 2007 and 2006, respectively.

     Legal Contingencies

          The Company is a party to various legal proceedings incident to its business. Based upon the status of such cases, advice of counsel, management’s assessment and consideration of relevant insurance coverage, management has recorded provisions for amounts judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company’s consolidated financial position.

Civil Proceedings By SEC

          In February 2002, the Company received a request from the SEC to voluntarily provide certain documents and information for a period commencing January 1, 1998. The request primarily related to the Company’s relationships with distributors, and also asked for amplification of the Company’s explanation of certain previously disclosed charges and write-downs. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, the Company, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004, the law firm of Debevoise & Plimpton LLP rendered a report on behalf of the Company’s audit committee that concluded that the Company’s revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against the Company, Sagi Genger, the Company’s former Chief Operating Officer, and Kevin Morano, the Company’s former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by the Company. Mr. S. Genger is the son of Arie Genger, one of the Company’s former directors and former Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against the Company, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in the Company’s 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us and Mr. S. Genger.

          As part of that settlement, the Company consented, without admitting or denying the allegations, to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

          As part of that settlement, Mr. S. Genger consented, without admitting or denying the allegations, to the entry of (i) a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, (ii) an order to pay a civil monetary penalty of $75,000 and (iii) an order prohibiting him from serving as an officer or director of a publicly traded company for five years. The Company did not pay Mr. S. Genger’s penalty or reimburse him for it.

          In addition, as part of the settlement, the SEC revoked the registration of the Company’s shares registered under Section 12 of the Exchange Act. As a result of the deregistration, the shares were not able to be quoted or traded in the United States until the Company re-registered its shares with the SEC. The Company has since re-registered its shares under Section 12 of the Exchange Act and its shares are eligible once again for quoting or trading in the United States. However, the shares remain unquoted and the Company is not aware of any trading in its shares. As part of the settlement, the Company must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

          Under the terms of their indemnification agreements, the Company has agreed to indemnify Mr. Morano and Mr. S. Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence giving rise to the indemnifiable event.

Securities Class Action

          On June 17, 2003, the U.S. District Court for the Southern District of New York consolidated nine purported class action complaints filed against the Company and several former officers and directors during 2002, and appointed lead plaintiffs counsel and lead counsel. (In re Lumenis, Ltd. Securities Litigation, 02 Civ. 1989 (S.D.N.Y.)(DAB)) On August 29, 2003, lead counsel filed a consolidated amended class action complaint (“CAC”), which expanded the alleged class period to cover a period from October 2, 2000 to May 16, 2002, made new substantive allegations of alleged securities fraud, and added the Company’s then-Vice Chairman of the Board, Arie Genger, as an additional defendant solely on a controlling person theory of liability. (The CAC continued to name the Company’s then-Chairman of the Board, Jacob Frenkel, and former officers Yacha Sutton, Sagi Genger and Asif Adil as defendants.) The principal claims in the CAC may be summarized as follows: (a) the Company’s financial statements, and the related press releases announcing or pre-announcing such results, from the third quarter of fiscal year 2000 to the first quarter of fiscal year 2002, overstated revenues for the applicable quarter due to alleged violations of GAAP. (The focus of the alleged improper revenue recognition is on sales to distributors that plaintiffs characterize as “channel stuffing”); and (b) the Company 2001 acquisition of the business of the Coherent Medical Group (“CMG”) was for the fraudulent purpose of taking very large one-time charges and write-downs claimed to be associated with the acquisition, but which were really intended to write down receivables or other assets that should have been written-off or down earlier, and the Company fraudulently overstated the progress or success of the ongoing efforts to integrate CMG with its business, and the benefits or synergies to be achieved by that combination. In addition to these basic claims, the CAC asserted additional claims based on several other alleged violations of financial reporting requirements, including (i) the alleged failure to disclose all anticipated write downs and charges in a Form 8-K/A pro forma balance sheet filed in July 2001 presenting the effect of the Company’s combination with CMG as if it had occurred as of March 31, 2001; (ii) the alleged misclassification of $9 million in assets as inventory instead of finished goods used in operations on the balance sheet for the year ending December 31, 2001; and (iii) the failure to make adequate disclosures in the Company’s Form 10-K report for the year ending December 31, 2001 about an $8.2 million related party sale agreement during the last quarter between the Company and its UK affiliate, Aculight, which transaction allegedly lacked economic substance.

          On November 19, 2003, all defendants except Mr. Adil moved to dismiss the CAC on grounds, among others, of failure to state a claim on which relief can be granted, failure to plead fraud with particularity, and, in material part, statute of limitations. By separate counsel, Mr. Adil moved to dismiss on grounds of insufficient service of process.

          On March 4, 2005, while the motions to dismiss the CAC remained pending, the lead plaintiffs sought leave to amend the CAC and to pursue discovery. On March 17, 2005, the Court denied the request to conduct discovery but stated that plaintiffs were authorized to amend their complaint. On June 10, 2005, lead plaintiffs filed their Second Amended Consolidated Class Action Complaint (“SAC”). The SAC asserts the same claims, allegations, and Class Period as alleged in the CAC and names the same defendants. New allegations are made, however, as to (i) sales of the Company’s stock made by certain defendants during the first half of 2001; (ii) the purported knowledge of various confidential witnesses allegedly interviewed by plaintiffs’ counsel; and (iii) certain post-class period events, such as the Company’s public statements about the then-pending SEC investigation, the investigation by the Company’s audit committee, the replacement of Mr. Sutton as Chief Executive Officer, the elimination of Mr. S. Genger’s position, the delisting of the Company’s ordinary shares by NASDAQ, and the announcement that the Company anticipated restating its revenues and earnings for 2001, 2002, and 2003. All defendants, including Mr. Adil by his separate counsel, moved to dismiss the SAC for, inter alia, failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and the statute of limitations. The motions were fully briefed and submitted to the Court on October 31, 2005. Those motions have not yet been decided.

          On April 3, 2008, following lengthy mediator-assisted negotiations between the parties that began in March 2007, approval of the Company’s audit committee, board of directors and shareholders pursuant to the Israeli Companies Law, and agreements with the Company’s primary and two excess layer directors and officers liability insurers (the “D&O Insurers”), the Company entered into a Stipulation of Settlement with lead plaintiffs’ counsel pursuant to which this class action litigation will be settled and dismissed with prejudice against the Company and the other defendants, subject to Court approval. On May 7, 2008, the Court issued an Order Preliminarily Approving Settlement and Providing Notice, which preliminarily approved the Stipulation for Settlement. Pursuant to the proposed settlement, an amount of $20.1 million was paid into a Settlement Fund, and of such amount the Company directly contributed $2.736 million toward the settlement (which has been provided for and recorded as an expense in its 2007 financial statements), and the D&O Insurers collectively contributed the remaining $17.364 million. Furthermore, as part of the agreement for the proposed settlement, and subject thereto, the Company will agree to forgive the primary D&O Insurer approximately $1.645 million, that insurer would otherwise owe the Company in reimbursement of defense fees advanced by the Company.

          The Stipulation of Settlement that was preliminarily approved by the Court provides for the filing of a third amended and consolidated class action complaint (“TAC”) naming the same defendants as are named in the SAC and incorporating additional allegations and claims based on those alleged in the SEC civil action referred to above. The TAC amends and enlarges the class definition to include persons who purchased the Company’s shares at any time between October 2, 2000 and March 7, 2006 (the “Settlement Class Period”). The Company and the other defendants will not be required to respond to the TAC, unless and until the Court fails to give final approval to the settlement or it is otherwise terminated, and the Company and the individual defendants retain all of their defenses with respect to the TAC. The purchasers of the Company’s shares during the Settlement Class Period will constitute the Settlement Class, although certain persons are excluded from the Settlement Class, including all individuals who are either current officers and/or directors, or who served as officers and directors of the Company or its subsidiaries at any time during the Settlement Class Period.

          In its order, the Court also approved the giving of notice to the members of the Settlement Class and set August 28, 2008 as the date for a fairness hearing on the proposed settlement, at or following which the Court will decide whether to grant final approval of the settlement. The Stipulation of Settlement includes a confidential annex giving the Company the right to terminate the Stipulation of Settlement in its entirety if the total purchases of the Company’s shares by members of the Settlement Class who opt-out of the Settlement Class exceed specific thresholds.

          Under the terms of their indemnification agreements, the Company has agreed to indemnify Prof. Jacob Frenkel, Mr. Sutton, Mr. S. Genger and Mr. A. Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. In addition, in connection with the settlement of a prior lawsuit brought by Mr. Adil, the Company agreed to indemnify Mr. Adil to the extent he is not afforded insurance coverage for this class action litigation by the Company’s directors and officers liability insurance policies.

          Even though the Company believes that it has meritorious defenses with respect to the allegations and claims in this class action litigation, due to the uncertainty and expense of continued litigation, the Company believes that the Stipulation of Settlement is in the best interests of the Company. In the event the settlement is for any reason not finally approved, the Company intends to vigorously defend against the claims asserted by lead plaintiffs.

          In addition to the above class action litigation, seventeen purchasers of the Company’s shares between September 2001 and February 2002, originally filed a complaint in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York, where it has been assigned as a related case to the judge who is presiding over the above-described consolidated class action cases. (Aqua Fund, L.P., et al. v. Lumenis Ltd., et al., 04 Civ. 2239 (S.D.N.Y.)(DAB).) The amended complaint alleges that the Company and two former officers, Mr. Sutton and Mr. S. Genger, made material misrepresentations and/or omissions about the Company’s financial results and projections of future earnings, due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of the Company’s acquisition of CMG. In May 2004, all defendants moved to dismiss for failure to state a claim and failure to allege fraud with particularity, and for failure to effect service of process on Mr. Sutton and Mr. S. Genger. The motion has been fully briefed.

          Unless they opt out of the Settlement Class that has been certified in In re Lumenis, Ltd. Securities Litigation, discussed above, the plaintiffs in the Aqua Fund action will be eligible to participate as class members in that settlement. The Company is unable to predict whether any or all of the Aqua Fund plaintiffs will opt out of the Settlement Class. To the extent that plaintiffs in the Aqua Fund action choose to opt out of the Settlement Class, such plaintiffs will have the right to continue to pursue their individual claims against the Company (which as of this date remain subject to the Company’s pending motion to dismiss). To the extent that such plaintiffs fail to opt out of the Settlement Class, and the settlement is finally approved by the Court, the Company intends to request the Court to dismiss the claims of such plaintiffs as barred by the final judgment that would be issued in connection with such final approval of such settlement.

Lawsuit by Theodore Steliotes

          On April 7, 2006 Theodore Steliotes filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc. regarding the sale of equipment by Coherent, Inc. to the plaintiff. The plaintiff is seeking damages in excess of $ 1.0 million for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of the Company’s 2001 acquisition of the medical division of Coherent, Inc., the Company undertook to defend and indemnify Coherent against such claims. The Company moved to dismiss all of plaintiff’s claims and the court granted its motion in part dismissing the fraud, negligent misrepresentation and negligence claims. The only remaining claims are for breach of contract and breach of warranty. The Company has taken plaintiff’s deposition and continues to vigorously defend this claim.

Lawsuit by Gerald Coursley

          On April 24, 2008, Dr. Gerald Coursley filed a complaint against Lumenis Inc. in the Superior Court of Santa Clara, California for breach of written contract and for breach of implied covenant of good faith and fair dealing with respect to a Settlement Agreement (the “Agreement”) executed by the parties in 2004 arising out of Dr. Coursley’s dissatisfaction with his VascuLight that he purchased in 1999. Dr. Coursley asserts that the Company breached the Agreement by failing to deliver parts and training to which he was entitled under the Agreement. He alleges damages in excess of $1 million. The Company is vigorously defending this lawsuit.

Administrative Subpoena from U.S. Department of Commerce

          In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company’s U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. The Company cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company’s outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department where the matter is now under review. The Commerce Department’s determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Assessment from the Israel Tax Authority, or ITA

          In or about October 2005, the Company received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of NIS 273 million (approximately $71 million at December 31, 2007 exchange rates), including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for the Company’s approved enterprise, which would then subject the Company’s income to the full statutory income tax rate in those years, by claiming that the audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend from earnings under the Company’s approved enterprise program for the same period. The Company has filed an appeal notice with the District Court in Haifa, Israel against the ITA assessment. The trial on this matter is scheduled for June 2008. The Company believes that the entire assessment is in error and that no tax is due, and it intends to vigorously defend its position in the Israeli courts and under applicable tax treaties.

Miscellaneous Lawsuits

          The Company is also a defendant in various product liability lawsuits in which its products are alleged to have caused personal injury to certain individuals who underwent treatments using the Company’s products and to certain efficacy claims alleging that the Company is in breach of contract with certain customers. The Company is also a party to various employment claims in some of the regions in which it operates. The Company is defending itself vigorously, maintains insurance against the product liability claims and believes that these claims individually or in the aggregate are not likely to have a material adverse impact on its business, financial condition or operating results.

          The Company recorded provisions for legal settlements as of December 31, 2006 and 2007 of approximately $4.4 million and $3.7 million, respectively.

     Bank Covenants

          In 2006, prior to the recapitalization, the Company was not in compliance with the bank loan covenants. The bank did not take action in this regard and the recapitalization of December 5, 2006 resolved the compliance matter. Under the Restructured bank debt agreement (described in Note 11), the Company did not have covenant requirements in 2007.

          The Company’s Restructured bank debt agreement contains certain covenants, including covenants to provide current audited or reviewed financial information to the Bank and to comply with certain financial ratios as set out in the Restructuring Agreement. Specifically, the ratio of total debt to earnings before interest, taxes, depreciation and amortization (as such terms are defined in the Restructuring Agreement) shall not exceed 13:1 for fiscal 2008, 6:1 for fiscal 2009 and 5:1 for fiscal 2010 and each fiscal year thereafter. Calculations shall be made on a quarterly basis for each year, commencing at the end of the first quarter of 2008. In addition, operating income as a percentage of revenues shall be no less than 3% in each quarter of 2008, 4% in each quarter of 2009, and 6% in each quarter of 2010 and 2011. Each year the Company and the Bank will agree upon the ratio of equity to total assets and the required minimum amount of equity (see Note 20 – Subsequent Events regarding amendments to the Company’s bank debt agreement).

          The Restructuring Agreement also contains certain negative covenants, including to refrain from encumbering any of the Company’s assets (other than specifically permitted under the Restructuring Agreement); from incurring additional debt in excess of $30 million; from entering into or approving any merger, consolidation, or scheme of reconstruction; from making certain acquisitions; from entering into certain transactions with related parties; and from disposing of assets except as set forth in the Restructuring Agreement.

          In the event that the Company defaults under the Restructuring Agreement, the Bank may call all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, which shall be equal to the interest rate previously in effect plus 2.5%.

NOTE 15 – FINANCING EXPENSES, NET

	For the Years Ended December 31,

	2007	2006	2005

	(US $ in thousands)

Interest expense and bank charges (1)	$801	$13,854	$13,739
Exchange rate (gain) loss, net	(1,562)	1,567	1,243
Amortization of bank fees (2)	0	5,364	5,700

Total (income) expenses	(761)	20,785	20,682
Interest income	(3,090)	(15)	(49)

Total financing (income) expenses, net	$(3,851)	$20,770	$20,633

(1) As discussed above in Note 11 – Bank Debt, as a result of the Company’s bank debt restructuring in December 2006 and in accordance with SFAS 15, interest on the Company’s debt has been capitalized with the loan. As a result, interest payments in 2007 were recorded against the bank debt liability and not as interest expense as they had been prior to the restructuring.

(2) The amounts noted in 2005 and 2006 relate to the amortization of bank fees associated with bank loans taken by the Company in years prior to 2005. In December 2006, the unamortized balances of these fees were written off in conjunction with the bank debt restructuring.

NOTE 16 – EMPLOYEE AND DIRECTOR STOCK-BASED COMPENSATION

     Stock Option Plans
     1998 Plans

          In 1998, the Company acquired Laser Industries Ltd. In connection with the acquisition, the Company assumed the stock options outstanding under the Laser stock option plans. The Company’s board of directors administers these options. No further options may be granted under the Laser stock option plans. These options expire not later than ten years from the date of issuance. The following table presents option grant data for these plans as of December 31, 2007.

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

40,500	40,500	$6.80

     1999 Share Option Plan

          In May 2000, the Company adopted its 1999 Share Option Plan, which was subsequently amended in May 2003. Directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries are eligible to participate in the plan. As regards US resident employees, this plan provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not so qualified. The Company’s board of directors administers the plan. Options granted under this plan may not expire later than ten years from the date of grant. The following table presents option grant data for this plan as of December 31, 2007:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

5,000,000	2,207,884	$6.63

     2000 Share Option Plan

          In July 2001, the Company adopted its 2000 Share Option Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. Directors, officers, employees and certain consultants and dealers of the Company and it subsidiaries are eligible to participate in this plan. As regards US resident employees, this plan provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not so qualified. Pursuant to the May 2005 amendment, Israeli grantees who are directors, officers and employees of Lumenis may be granted options under this plan that qualify for special tax treatment under the “capital gain route” provisions of Section 102(b)(2) of the Israeli Tax Ordinance. Pursuant to Section 102(b)(2), qualifying options or shares issued upon exercise of such options, are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, or ITA, has approved this plan as required by applicable law. The plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(a). In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the plan contemplates grant of awards to grantees in other jurisdictions. The Company’s board of directors administers the plan. Options granted under this Plan may not expire later than ten years from the date of grant. The following table presents option grant data for this plan as of December 31, 2007:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

11,500,000	9,528,741	$5.26

     Israel 2003 Share Option Plan

          In May 2003, the Company’s shareholders approved and adopted the Lumenis Israel 2003 Share Option Plan. Only directors, officers and employees of the Company and its subsidiaries who are residents of Israel are eligible to participate in this plan. Options may be granted under this plan that qualify under the “capital gain route” provisions of Section 102(b)(2) of the Israeli Tax Ordinance (see above under “2000 Share Option Plan”) and the plan has been approved by the ITA. The Company’s board of directors administers the plan. Options granted under this plan may not expire later than ten years from the date of grant. The following table presents option grant data for this plan as of December 31, 2007:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

2,000,000	1,929,025	$1.47

     2007 Share Incentive Plan

          In January 2007, the Company’s board of directors approved and adopted the Lumenis 2007 Share Incentive Plan. In September 2007, the Company’s board amended this plan and increased the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the plan, as amended, was approved by the Company’s shareholders. The Company’s employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan. This plan provides for the grant of awards consisting of the grant of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). The plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Israeli Tax Ordinance (see above under “2000 Share Option Plan”), as well as for the grant of options that do not qualify under such provisions. This plan has been approved by the ITA The plan also provides for the grant of options that are “qualified”, as defined by the U.S. Tax Code, and options that are not so qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the plan contemplates grant of awards to grantees in other jurisdictions, with respect to which the board is empowered to make the requisite adjustments in the plan. The Company’s board of directors administers the plan. Options granted under the plan may not expire later than ten years from the date of grant. The following table presents option grant data for this plan as of December 31, 2007:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Exercise Price

11,500,00	9,584,242	$1.0722

          A summary of the status of the option plans as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates, is presented below.

	Year Ended December 31,

	2007		2006		2005

	Number (In Thousands)	Weighted Average Exercise Price	Number (In Thousands)	Weighted Average Exercise Price	Number (In Thousands)	Weighted Average Exercise Price

		$		$		$

Balance outstanding at beginning of year	14,791	4.83	11,627	5.86	10,226	6.39
Changes during the year:
Granted	10,093	1.07	3,575	1.15	1,731	2.01
Exercised	—	—	—	—	2	1.77
Forfeited	1,594	2.64	411	1.81	328	2.12
Balance outstanding at end of year	23,290	3.35	14,791	4.83	11,627	5.86

Balance exercisable at end of year	11,603	5.52	10,250	6.22	8,289	7.35

          The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $0.29, $0.43 and $1.33 for the years ended December 31, 2007, 2006 and 2005, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of 0% for 2005-2007; expected volatility of 65%, 64% and 100% for 2007, 2006 and 2005 respectively, risk free interest rate for 2007 – 4.01%, 2006 – 4.6% and 2005 –3.43%; and expected lives of: 2007 – 4.6 years, 2006 – 4.4 years and 2005 – 3.71 years.

          The expected volatility for 2004 through the date the Company’s shares were de-registered is based on the historical volatility of the Company’s stock. For the period after the de-registration the volatility is based on volatility of similar companies whose share prices are publicly available The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. Per SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006 and 2007. The dividend yield assumption reflects the expected dividend yield based on historical dividends. A pre-vesting forfeiture rate of 12% was estimated based on pre-vesting forfeiture experience.

          In November 2005, the FASB issued Staff Position (“FSP”) FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). The Company has elected to adopt the alternative transition method provided in FSP 123(R)-3 for computing the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes a simplified method of establishing the APIC pool related to the tax effects of employee stock-based compensation on adoption of SFAS 123R.

          The following table summarizes information about stock options granted to employees and directors outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Remaining contractual Life (Years)	Weighted- Average Exercise price

$1.00 – $2.99	18,183,600	5.45	1.25	6,597,430	4.01	1.47
$3.00 – $4.99	230,416	4.32	3.74	230,416	4.32	3.74
$5.00 – $6.99	914,325	1.83	5.07	914,325	1.83	5.07
$7.00 – $8.99	1,152,103	2.02	8.52	1,152,103	2.02	8.52
$9.00 – $10.99	1,883,094	3.18	10.86	1,782,294	3.18	10.86
Above $11	926,854	3.65	21.24	926,854	3.65	21.24

	23,290,392			11,603,422

NOTE 17 – INCOME TAXES

     a. Measurement of taxable income:

          Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the U.S. dollar for a “foreign investors” company. The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

     b. Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

          The Company and one of its subsidiaries in Israel have been granted the status of an “Approved Enterprise” under the Law. According to the provisions of the Law, the Company has elected the “alternative benefits” program and as such are entitled to receive certain tax benefits including accelerated depreciation of fixed assets in the investment programs as well as a full tax exemption on undistributed income that is derived from the portion of the Company and its subsidiaries’ facilities granted approved enterprise status, for a period of 10 years or a full tax exemption for a period of 6 years and reduced tax rates of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of up to 4 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The exemption period for the Company and its subsidiary commenced in 1995.

          The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

          The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

          As of December 31, 2007, the Company had approximately NIS 511 million (approximately $133 million at December 31, 2007 rates of exchange) derived from tax-exempt profits earned by its “Approved Enterprises” prior to 1999. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s “Approved Enterprises”.

          Income of the Company from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

          An amendment to the Law, effective April 1, 2005 (the “Amendment”) changed certain provisions of the Law. The Amendment allowed tax benefits to be awarded pursuant to the Law so that companies no longer require Investment Center pre-approval in order to qualify for tax benefits. The Company’s existing Approved Enterprises will generally not be covered by the Amendment. As a result of the Amendment, where the Company benefits from tax-exempt income pursuant to the new regime, any such tax-exempt income generated will be subject to taxes on its distribution or upon liquidation of the Company.

     c. Tax Assessments:

          The Company has been issued assessments for tax years 2000 and 2001 by the Israel Tax Authority (“ITA”) in Israel in the amount of approximately NIS 273 million (approximately $71 million at December 31, 2007 rates of exchange), including interest and penalties. The assessments are primarily based on an attempt by the ITA to disallow the exemption available for the Company’s Approved Enterprise, which would then subject the Company’s income to the full tax rate, and, in addition, tax on an alleged deemed dividend from earnings under the Company’s Approved Enterprise program. The Company believes the entire assessment to be in error and that no tax is due and intend to vigorously contest the assessments in the courts in Haifa, Israel and under applicable tax treaties as necessary. The Company believes that it has sufficient existing reserves for any final settlement.

          In addition, the Company has reached agreements to settle all years through 2005 with no additional tax due for two of its operating subsidiaries in Israel and for all years through 2006 with no taxes due for all years for its former European headquarters subsidiary in the Netherlands

     d. Corporate Tax Rates in Israel:

          Taxable income of Israeli companies is subject to tax at the rate of 35% in 2004, 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

     e. Net Operating Loss Carry forward

          As of December 31, 2007, the Company had carry forward tax losses totaling approximately $258 million, primarily in Israel, which can be carried forward indefinitely. As a result of applying FIN 48, the carry forward tax losses above exceed the net operating losses used to compute the deferred tax asset in its financial statement and as shown under Note 17f.

          On December 28, 2006 the Company filed an application for a tax free merger of the Israeli group companies. If the ITA will approve the tax free merger, at the effective date of the merger, net operating losses prior to the merger may be carried forward to subsequent years and may be set off against the merged company’s taxable income, commencing with the tax year immediately following the merger. The use of the tax loss carry forward from the effective approved merger date and prior years is limited to the lesser of:

1.	20% of the aggregate net operating loss carry forwards of the merged companies prior to the effective date of the merger; and

2.	50% of the combined company’s taxable income in the relevant tax year

          The above noted limitation on the use of carry forward tax losses is for a period of five years commencing with the tax year immediately following the merger.

          As a result of the issuance of additional shares in December 5, 2006, the Company experienced a change in ownership. As a result, the Company’s operating loss carry forwards in the US are subject to limitations as defined under IRC Section 382 that limit its ability to use substantially all of its US operating loss carry forwards and certain other deductions in the future.

     f. Deferred Tax Assets and Liabilities:

          Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2007	2006

	(US $ in thousands)

Deferred tax assets:
Net operating loss carry forward	$25,877	$121,971
Accrued expenses	1,166	1,455
Reserves	9,976	6,340
Restructured Loan (See Note 11)	7,029	9,159
Other	7,452	(7,294)

Deferred tax assets before valuation allowance	51,500	131,631
Valuation allowance	(48,923)	(128,634)

Deferred tax assets	2,577	2,997

Deferred tax liabilities:
Goodwill	$(8,270)	(6,900)

Deferred tax liabilities	$(8,270)	$(6,900)

          The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. A deferred tax liability has been established to reflect the tax amortization of goodwill for which no financial statement amortization has occurred under US GAAP.

     g. A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,

	2007	2006	2005

Income before taxes on income, as reported in the consolidated statements of income	$(24,605)	$(47,118)	$(8,572)
Statutory tax rate in Israel	29%	31%	34%
Theoretical tax expense (income tax benefit)	(7,135)	(14,607)	(2,914)
Approved enterprise benefits	0	0	0
Losses and other items for which a valuation allowance was provided	9,005	16,009	3,912
Goodwill amortization	1,370	1,241	1,241
Non-deductible expenses	438	597	548
Other	(165)	(40)	(128)

Actual tax expense	$3,513	$3,200	$2,659

     h. Income before taxes on income is comprised as follows (US $ in thousands):

	Year Ended December 31,

	2007	2006	2005

Domestic	$(34,063)	$(177,714)	$12,995
Foreign	9,458	130,596	(21,567)

     i. Taxes on income are comprised as follows (US $ in thousands):

	Year Ended December 31,

	2007	2006	2005

Current	$1,723	$3,006	$2,514
Deferred	1,790	194	145

	3,513	3,200	2,659

Domestic	1,051	532	802
Foreign	2,462	2,668	1,857

	3,513	3,200	2,659

     j. Uncertain tax positions (US$ in thousands):

          The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes did not change. As of that date, the Company had unrecognized tax benefits of $9.761 million. The adoption did not result in a charge to retained earnings.

          A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$10,122
Increases related to prior year tax positions	784
Decreases related to prior year tax positions	-
Increases related to current year tax positions	598
Settlements	-
Decreases related to lapses of statute of limitations	-

Balance at December 31, 2007	$11,504

          Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of $7.968 million that if recognized, would affect the effective rate on income from continuing operations. Uncertain tax positions relate primarily to the on-going Israeli tax examination, discussed above, and certain withholding taxes.

          Total accrued interest and penalties related to uncertain tax positions as of December 31, 2007 was $2.91 million. These interest and penalties were recognized through tax expense.

          The Company believes it is reasonably possible that up to $4.6 million of unrecognized tax benefits related to the Israeli tax examination could be settled in 2008 if the examination concludes during the year.

          The Company files tax returns in many jurisdictions worldwide, but the Company’s main jurisdictions are Israel and the United States. The Company is currently under examination in Israel with respect to its 2000-2006 tax years. The Company’s U.S. subsidiaries open for assessment for tax years 2001-2007.

NOTE 18 – RELATED PARTY TRANSACTIONS

          The Company’s articles of association permits it to exculpate, indemnify and insure its office holders to the fullest extent permitted by the Companies Law. The Company has entered into agreements with certain of its officer holders, exculpating them from a breach of their duty of care to the Company to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law to the extent that these liabilities are not covered by insurance.

          As part of the Purchase Agreement in the 2006 recapitalization, the Company’s former officers and directors entered into new indemnification agreements and are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions. In addition, the directors immediately prior to the closing received certain options as part of their director compensation for 2005 and 2006, and the new directors after closing received certain options as part of their director compensation for 2006.

Registration Rights Agreement:

          Contemporaneously with the Recap and Transaction described above in Note 2, the Company entered into a Registration Rights Agreement with LM Partners LP, Ofer Hi-Tech Investments Ltd. (together the “Investors”) and the Bank to provide certain registration rights to the Investors and the Bank, and their respective assignees.

          The registration rights relate not only to the shares acquired by the Investors at the closing, but also the shares issuable upon any of the adjustment events under the Purchase Agreement and upon exercise of the warrants issued to the Investors. The Registration Rights Agreement covers the shares underlying the warrants held by the Bank pursuant to the bank warrant agreement, replacing the previous registrations rights granted to the Bank.

          The Company has undertaken customary obligations in the Registration Rights Agreement, including, but not limited to, the preparation and filing of any required amendments to registration statements, furnishing of prospectuses and registration and qualification of the securities under applicable Blue Sky laws. The Company is required to pay all fees and expenses incident to the registration of the registrable shares.

          The parties have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

NOTE 19 – GEOGRAPHIC AREA INFORMATION

          The Company evaluates its business on the basis of four separate geographic units, as follows: Americas, Europe, China/APAC and Japan. Those business units were identified as operating segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

	Year Ended December 31, 2007

	Americas	Europe	China/APAC	Japan	Consolidated

	(U.S. $ in thousands)

Net revenues	$129,148	$68,686	$33,804	$36,191	$267,829
Total long-lived assets	52,328	6,302	10,331	13,021	81,982
Depreciation expense	1,019	1,465	106	129	2,719

	Year Ended December 31, 2006

	Americas	Europe	China/APAC	Japan	Consolidated

	(U.S. $ in thousands)

Net revenues	$127,874	$59,795	$39,484	$37,225	$264,378
Total long-lived assets	52,696	4,064	10,460	13,180	80,400
Depreciation expense	1,093	1,501	76	222	2,892

	Year Ended December 31, 2005

	Americas	Europe	China/APAC	Japan	Consolidated

	(U.S. $ in thousands)

Net revenues	$143,798	$60,268	$38,786	$42,586	$285,438
Total long-lived assets	57,588	5,262	10,891	13,552	87,293
Depreciation expense	1,300	1,927	41	172	3,440

NOTE 20 – SUBSEQUENT EVENTS

          In March 2008, the Company filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders, all former employees of the Company, claiming misappropriation of the Company’s trade secrets and technology and for the use of such technology in certain of Alma’s products sold worldwide. The Company has requested that the court impose an injunction against the use of such core technology by Alma in its products and is seeking monetary damages in the amount of NIS 200 million (or approximately $52 million based on the December 31, 2007 exchange rate) based on the profits earned by Alma and its founders from the utilization of the Company’s technology. The Company also requested from and obtained leave of the U.S. District Court, where the Company had previously filed a patent infringement action against Alma Lasers Ltd and Alma Lasers, Inc., to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers Inc.

          On March 4, 2008, the Company entered into an interest rate swap (“IRS”) transaction for $40 million, which is due in stages from the third quarter of 2009 until the end of third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest.

          As described above in Note 14, the Company’s restructured bank debt agreement contains certain covenants, including covenants to comply with certain financial ratios as set out in the Restructuring Agreement. The Company was not in compliance with such covenants as of the end of the first quarter of 2008. However, the bank has agreed to amend the covenant requirements and delay the requirement to comply with such amended covenants as described below.

          On June 25 2008, the Company entered into an amendment to the Restructuring Agreement, with the bank pursuant to which the bank effectively rescheduled principal repayments of $15 million of the $20 million due on each of June 29, 2008 and December 291, 2008. In accordance with the amendment, no later than June 30, 2008, the bank will provide the Company with two new loans for an aggregate of $35 million, to be utilized by the Company, together with a further $5 million to repay the principal amount of $40 million under the original bank loan. The said $35 million is scheduled to be paid as follows: $5 million at December 2009, $10 million at June 2009, $10 million at June 2010 and $10 million at June 2011. Pursuant to the terms of the amendment, the write offs by the bank will also be rescheduled such that the net repayment of $5 million in June 2008 and the repayment of $5 million in December 2008 will each be accompanied by a write off of $3.125 million and the $10 million repayments in each of 2009, 2010 and 2011 will each be accompanied by a write off of $6.25 million. The said $30 million scheduled pursuant to the amendment for repayment in 2009, 2010 and 2011) bears interest at 3 month LIBOR plus 3.0%.

          The Restructuring Agreement also contained covenants for the Company to comply with certain financial ratios. The calculation of such ratios was to be made on a quarterly basis for each year, commencing at the end of the first quarter of 2008. As part of the amendment to the Restructuring Agreement, certain covenants have been eliminated and others have been modified. Accordingly, the ratios with which the Company will need to comply under the amended agreement are as follows:

          a) Debt/EBIDTA: As of the end of each quarter beginning with Q1 2009, the Company will need to achieve a Debt/EBIDTA ratio for the four quarter period ending in said quarter as follows: Q1 2009 - 6.5, Q2 2009 - 5.5, Q3 2009 - 5.0, Q4 2009 - 4.5, Q1 2010 and all subsequent quarters until the end of the loan term – 3.5.

          b) Interest coverage ratio: As of the end of each fiscal year beginning with fiscal year 2008, the Company will need to achieve an interest coverage ratio for such year as follows: 2008 – 1; 2009 – 1; 2010 and year thereafter until the end of the loan term – 2.

          Further, as part of the June 25 2008 amendment of the restructuring agreement, we agreed to a cash fee of $4.0 million payable to the bank upon the earliest occurrence of any one of the following events: (a) the Company will attain an annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the said amendment), of in excess of $50 million; or (b) the Company will make a public offering for the sale of its equity or convertible security(excluding a public offering initiated by the Bank if the shares are those of the Bank), or (c) the Company will sell all or substantially all of its assets; or (d) if one or more of the Investors referred to in Note 2 above and certain related parties transfer their shares in the Company to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; or (e) if the aggregate holdings of the aforesaid persons in the Company’s outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $1.55 per share, or (f) spin-off of the Company’s assts representing at least 30% of its total assets; or (g) voluntary repayment of at least 75% of the outstanding loan to the bank.

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **

4.(c)8	Lumenis Code of Business Ethics for Financial Officers **
8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.1	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm **
15.2	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited **

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed herewith.