Form 20-F/A
period 2007-12-31
LUMENIS LTD
filed 2008-06-26
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F (the “Annual Report”) is being filed by Lumenis Ltd. (the “Registrant”) with the Securities and Exchange Commission for the sole purpose of correcting a clerical error in the dates appearing in the consent of Blick Rothenberg, independent registered public accounting firm, filed as Exhibit 15.2 to the Annual Report.

        This Amendment No. 1 consists of a cover page, this explanatory note, Item 19 which (unless stated otherwise) is supplemental to Item 19 of the Annual Report), the signature page and the accompanying exhibits, including the required certifications of the principal executive officer and principal financial officer of the Registrant.

        Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

ITEM 19.	EXHIBITS

The exhibits filed with this Amendment No. 1 are listed on the index of exhibits below

Exhibit	Description

12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

15.3	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited, which Consent replaces the Consent filed as Exhibit 15.2 to the Annual Report

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: June 26, 2008