Form 20-F/A
period 2007-12-31
LUMENIS LTD
filed 2009-01-20
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (“Amendment No. 2”) is being filed by Lumenis Ltd. (the “Registrant”) for the sole purpose of addressing the following items in the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 25, 2008 (the “Annual Report”) and to file the exhibits relating thereto:

—	To clarify the Registrant’s disclosure in section (b) of Item 15T of the Annual Report and to confirm that management completed its assessment of internal control over financial reporting.

—	To correct clerical errors in the dates appearing on the Reports of the Independent Registered Public Accounting Firms, filed in respect of the Company’s Consolidated Financial Statements for the three years ended December 31, 2007 (the “Financial Statements”). The filed copies of both of the said Reports had been incorrectly dated “2007” instead of “2008".

—	To amend the text of Report of Ziv Haft, Independent Registered Public Accounting Firm, filed in respect of the Financial Statements, in order to correct a clerical error that had inadvertently referred to certain subsidiaries instead of just one subsidiary as having been audited by another auditor, and to make it clear that Ziv Haft had only relied upon the audit report of the other auditor with regard to the balance sheet and profit and loss account of such subsidiary and not with regard to the preparation of the consolidated statements of changes in shareholders’ equity and cash flows.

This Amendment No. 2 consists of: a cover page; this explanatory note; Items 8, 15T, 18 and 19 (each, as amended); a reference to the Registrant’s consolidated financial statements; the signature page; amended Reports of two Independent Registered Public Accounting Firms; the index to exhibits and the accompanying exhibits, including the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Annual Report was filed.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The first paragraph under the caption “A.  Consolidated Statements and Other Financial Information “ in Item 8 - Financial Information on page 77 of the Annual Report is replaced in its entirety with the following text:

        The Reports of the Independent Registered Public Accounting Firms in connection with the consolidated financial statements are included in this Amendment No. 2 and appear on pages F-1 and F-3. All other parts of consolidated financial statements and other financial information required by Regulation S-X are included in the Annual Report beginning with the index on page F-1.

Except as stated above, the remainder of Item 8 is incorporated by reference herein.

ITEM 15T.	CONTROLS AND PROCEDURES

(b) Management’s Annual Report on Internal Control over Financial Reporting

The third paragraph under the caption “(b) Management’s Annual Report on Internal Control over Financial Reporting” in Item 15T – Control and Procedures on page 97 of the Annual Report is replaced in its entirety with the following text:

        Our management completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 utilizing alternative evaluation approaches based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (“COSO”) and guidance set forth in releases of the Securities and Exchange Commission. Because we implemented in the second half of 2007 a new company-wide ERP system (SAP), that encompassed a significant portion of our transaction processing and related controls relevant to financial reporting, management concluded that its assessment and evaluation of the effectiveness of our internal control over financial reporting should not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of internal control over financial reporting did not commence until November 2007 and continued through the date of filing of this annual report. Further, this assessment consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. We based our evaluation on detailed inquiry, observation and walkthroughs. With respect to most processes that were included in our assessment, we were unable to perform all of the formal procedures testing the effectiveness of controls designed to be in place within such processes by the time this annual report was filed, but, utilizing the alternative evaluation procedures described above, we completed our assessment. It is possible that had we performed our assessment during the reporting period or closer to the balance sheet date we may have found other control deficiencies. Furthermore, had we been able to perform formal testing of control effectiveness as we had originally intended as part of management’s assessment of controls over financial reporting, it is possible that we may have found control weaknesses or deficiencies in addition to those indicated in this annual report. Nevertheless, management performed sufficient procedures under applicable rules to complete its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007.

Except as stated above, the remainder of Item 15T is incorporated by reference herein.

ITEM 18.	FINANCIAL STATEMENTS

The text of Item 18 – Financial Statements on pages 99 of the Annual Report is replaced in its entirety with the following text:

        The consolidated financial statements and the related notes required by this item are included in this Amendment No. 2 and the Annual Report, as follows:

Index to Consolidated Financial Statements	Page
Amendment No. 2

Reports of Independent Auditors and Independent Public Accountants	F-2 and F-3

Annual Report

Consolidated Balance Sheets at December 31, 2007 and 2006	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Changes in Shareholders' Equity (Capital Deficiency) for the Years
Ended December 31, 2007, 2006 and 2005	F-7
Notes to Consolidated Financial Statements	F-8 to F-31

ITEM 19.	EXHIBITS

The exhibits to this Amendment No. 2 are listed below.

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)

4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **
8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.4	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.5	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

***	Filed with this Amendment No. 2 to the Form 20-F.

THE CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT

The text of pages F-2 and F-3 of the Annual Report are replaced in their entirety by pages F-2 and F-3, below, of this Amendment No. 2, but except therefor, the remainder of the Registrant’s consolidated financial statements and related notes included in the Annual Report are incorporated by reference herein.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: January 20, 2009

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

We did not audit the balance sheets and profit and loss accounts of a subsidiary, whose consolidated assets constitute approximately 3.43% and 3.94% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose consolidated revenues constitute approximately 11.19%, 8.40% and 6.29% of total consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The balance sheets and profit and loss accounts of that subsidiary were audited by another auditor, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of that subsidiary is based solely on the reports of the other auditor.

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

In our opinion, based on our audits and the reports of another auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
A BDO member firm

Tel-Aviv, Israel
June 25, 2008

Haifa Tel: 04-8680600, Fax: 04-8620866	Kiryat Shmona Tel: 04-6951389, Fax: 04-6950004
Jerusalem: Tel: o2-6546200, Fax: 02-6526633	Beer Sheva Tel: 08-654432, Fax: 08 6270008

F - 2

BICK ROTHENBERG
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

We have audited the balance sheets of Lumenis (UK) Limited (the "Company") as of 31 December 2007 and 2006 and the profit and loss account for each of the years in the three-year period ended 31 December 2007 ("the financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Blick Rothenberg
Blick Rothenberg
Chartered Accountants & Registered Auditors
12 York Gate
London
NW1 4QS
United Kingdom

25 June, 2008

F - 3

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **

i

8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
15.4	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.5	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

***	Filed with this Amendment No. 2 to the Form 20-F.

ii