Form 20-F/A
period 2007-12-31
LUMENIS LTD
filed 2009-05-08
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 3)

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

        If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

        This Amendment No. 3 to the Annual Report on Form 20-F ("Amendment No. 3") is being filed by Lumenis Ltd. (the "Registrant") for the sole purpose of addressing the following items in the Registrant's Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 25, 2008 (the "Annual Report") and to file the exhibits relating thereto:

—	To clarify the Registrant's disclosure in Item 15T of the Annual Report and provide a definitive statement disclosing management's conclusion on the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2007.

—	To provide the full text of Items 8, 15T and 18 (each, as amended).

—	To provide new certifications under Rule 13a-14(a) or 15d-14(a) of the principal executive officer and principal financial officer of the Registrant.

        This Amendment No. 3 consists of: a cover page; this explanatory note; Items 8, 15T, 18 (including a complete set of the Registrant's audited financial statements) and 19 (each, as amended); the signature page; a complete set of the Registrant's audited financial statements; the index to exhibits and the accompanying exhibits, including the required new certifications of the principal executive officer and principal financial officer of the Registrant.

        Other than as expressly set forth herein, this Amendment No. 3 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 3 reflect any events that have occurred after the Annual Report was filed.

ITEM 8.	FINANCIAL INFORMATION

        Item 8 - Financial Information of the Annual Report is replaced in its entirety with the following text:

A.	Consolidated Statements and Other Financial Information

        The consolidated financial statements and other financial information required by Regulation S-X, including the Reports of the Independent Registered Public Accounting Firms in connection with the consolidated financial statements, are included in this Amendment No. 3 beginning on page F-1.

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

ITEM 15T.	CONTROLS AND PROCEDURES

        Item 15T – Controls and Procedures of the Annual Report is replaced in its entirety with the following text:

(a) Disclosure Controls and Procedures

        We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007, the end of the period covered by this report. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, and for the reasons set forth in section (b) of this Item 15T, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions about required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the company’s financial statements.

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

        Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management utilized alternative evaluation approaches based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework” as well as guidance set forth in releases of the Securities and Exchange Commission. Based on the assessment and evaluation performed through the date of filing of this annual report, as described in detail below, management has identified a number of material weaknesses and significant deficiencies in our internal control over financial reporting. Accordingly, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

        The evaluation procedures that we utilized to assess the effectiveness of our internal control over financial reporting consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. We based our evaluation on detailed inquiry, observation and walkthroughs, as opposed to formal testing of control effectiveness, which we had originally intended to utilize. With respect to most processes that were included in our assessment, we were unable to perform all of the formal procedures testing the effectiveness of controls designed to be in place within such processes by the time this annual report was filed. However, we were able to complete our assessment utilizing the alternative evaluation procedures described above. We utilized these alternative evaluation procedures because our management concluded that, due to the implementation during the second half of 2007 of a new company-wide ERP system (SAP) that encompassed a significant portion of our transaction processing and related controls relevant to financial reporting, its assessment and evaluation of the effectiveness of our internal control over financial reporting should not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of our internal control over financial reporting did not commence until November 2007 and continued through the original date of filing of this annual report, as opposed to such assessment having been performed closer to the balance sheet date. It is possible that had we performed our assessment closer to the balance sheet date we may have found other control deficiencies. Furthermore, had we been able to perform formal testing of control effectiveness as we had originally intended as part of management’s assessment of controls over financial reporting, it is possible that we may have found control weaknesses or deficiencies in addition to those indicated in this annual report. Nevertheless, management performed sufficient procedures under applicable rules to complete its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007.

        The following is a summary of material weaknesses in internal control over financial reporting that were identified during the course of the above review:

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

ITEM 18.	FINANCIAL STATEMENTS

        Item 18 – Financial Statements of the Annual Report is replaced in its entirety with the following text:

        The consolidated financial statements and the related notes required by this item are included in this Amendment No. 3, as follows:

Index to Consolidated Financial Statements	Page
Amendment No. 3

Reports of Independent Auditors and Independent Public Accountants	F-2 and F-3
Consolidated Balance Sheets at December 31, 2007 and 2006	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Changes in Shareholders' Equity (Capital Deficiency)
for the Years Ended December 31, 2007, 2006 and 2005	F-7
Notes to Consolidated Financial Statements	F-8 to F-31

ITEM 19.	EXHIBITS

        The exhibits to this Amendment No. 3 are listed below.

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)

Exhibit	Description
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **
8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (***)
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (***)

Exhibit	Description
12.7	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.8	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ***
15.6	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.7	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

        Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

(***)	Filed with Amendment No. 2 to the Form 20-F on January 20, 2009.

***	Filed with this Amendment No. 3 to the Form 20-F.

THE CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT

        The Registrant’s consolidated financial statements and related notes included on pages F-1 through F-31 of the Annual Report are replaced in their entirety by pages F-1 through F-31, below, of this Amendment No. 3.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to the Annual Report filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: May 8, 2009

LUMENIS LTD

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

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum of Association, as amended July 26, 2001 (English translation) *B (3.1)
1.2	Articles of Association, as amended and restated December 26, 2007 **
4.(b)1	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A (10.31)
4.(b)2	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *G (4.8)
4.(b)3	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *G (4.10)
4.(b)4	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *G (4.18)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility *G (4.19)
4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis (English Translation) with respect to new Yokneam, Israel facility **
4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003 *D (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *D (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *D (10.7)
4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *E (10.3)
4.(b)11	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. and others. (A portion of this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portion.) *F (10.1)
4.(b)12	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*G (4.20)
4.(b)13	Restructuring Agreement dated as of September 29, 2006 between Lumenis and Bank Hapoalim B.M.*G (4.21)
4.(b)14	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis and Bank Hapoalim B.M. *G (4.22)
4.(b)15	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis and Bank Hapoalim B.M. **
4.(b)16	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M. *G (4.23)
4.(b)17	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007 *G (4.24)
4.(b)18	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011 *G (4.25)
4.(b)19	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.26)
4.(b)20	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011 *G (4.27)
4.(b)21	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007 *G (4.28)
4.(b)22	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011 *G (4.29)
4.(c)1	1999 Share Option Plan, as amended April 30, 2003 *I (4.1)
4.(c)2	2000 Share Option Plan, as amended September 30, 2006 *I (4.2)
4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003 *C (Exhibit A)
4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007 *H (99.1, Appendix A)
4.(c)5	Form of pre-2006 recapitalization Indemnification Agreement *B (10.7)
4.(c)6	Form of post-2006 recapitalization Indemnification Agreement *G (4.6)
4.(c)7	Lumenis Business Conduct Policy **

i

Exhibit	Description
4.(c)8	Lumenis Code of Business Ethics for Financial Officers **
8	List of Subsidiaries **
12.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
12.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (**)
12.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (***)
12.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (***)
12.7	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
12.8	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ***
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ***
15.6	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm ***
15.7	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited ***

        Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed on April 1, 2002.

*C	Incorporated by reference to said document as an Exhibit to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed under cover of Schedule 14A on April 30, 2003, File #000-27572.

*D	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed on August 19, 2003.

*E	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed on November 19, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #000-27572, filed on January 20, 2005.

*G	Incorporated by reference to said document filed as an exhibit to Registration Statement on Form 20-F, File #0-27572, filed on May 1, 2007.

*H	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 6-K, File #000-27572, furnished on November 21, 2007.

*I	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to a Registration Statement on Form S-8, File #333-14860, filed on April 2, 2008.

**	Filed with the Form 20-F on June 25, 2008.

(**)	Filed with Amendment No. 1 to the Form 20-F on June 26, 2008.

(***)	Filed with Amendment No. 2 to the Form 20-F on January 20, 2009.

***	Filed with this Amendment No. 3 to the Form 20-F.

ii