Form 20-F
period 2008-12-31
LUMENIS LTD
filed 2009-06-30
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

177,262,739 Ordinary Shares, NIS 0.1 par value, including 35,527 treasury shares, at December 31, 2008.

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

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

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

	PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Not applicable
C.	Not applicable
D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	26
C.	Organizational Structure	43
D.	Property, Plants and Equipment	43
ITEM 4A.	UNRESOLVED STAFF COMMENTS	44
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
A.	Operating Results	44
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses, Etc	59
D.	Trend Information	59
E.	Off-Balance Sheet Arrangements	59
F.	Tabular Disclosure of Contractual Obligations	60
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A.	Directors and Senior Management	60
B.	Compensation of Directors and Senior Management	63
C.	Board Practices	64
D.	Employees	70
E.	Share Ownership	70
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70
A.	Major Shareholders	73
B.	Related Party Transactions	73
C.	Not applicable
ITEM 8.	FINANCIAL INFORMATION	75
A.	Consolidated Statements and Other Financial Information	77
B.	Significant Changes	77
ITEM 9.	THE OFFER AND LISTING	82
A.	Listing Details	82
B.	Not applicable
C.	Markets	82
D.	Not applicable
E.	Not applicable
F.	Not applicable
ITEM 10.	ADDITIONAL INFORMATION	83
A.	Not applicable
B.	Memorandum and Articles of Association	84
C.	Material Contracts	86
D.	Exchange Controls	86
E.	Taxation	86
F.	Not applicable
G.	Not applicable
H.	Documents on Display	93
I.	Not applicable

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

        These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

        Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

        Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in Item 3.D “Key Information – Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”, and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all of the risks discussed in Item 3.D “Key Information – Risk Factors” and elsewhere in this annual report. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

        Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITIONS

In this annual report, unless the context otherwise requires:

—	references to “Lumenis”, the “Company”, “us”, “we”and “our” refer to Lumenis Ltd., an Israeli company (the “Registrant”), and its consolidated subsidiaries;

—	references to “ordinary shares”, “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, par value NIS 0.1 per share;

—	references to "dollars", "U.S. dollar" and "$" are to United States Dollars;

—	references to "shekels" and "NIS" are to New Israeli Shekels, the Israeli currency;

—	references to the "Companies Law" are to Israel's Companies Law, 5759-1999, as currently amended;

—	references to the "Exchange Act" are to the Securities Exchange Act of 1934, as amended;

—	references to "NASDAQ" are to the Nasdaq Stock Market; and

—	references to the "SEC" are to the United States Securities and Exchange Commission.

USE OF TRADE NAMES

        Unless the context otherwise indicates or requires, “Lumenis” and all product names and trade names used by us in this annual report are our trademarks in which we have proprietary rights and that may be registered in certain jurisdictions. These trademarks are important to our business. Although we have omitted the “®" and “TM” trademark designations for such trademarks in this annual report, all rights to such trademarks are nevertheless reserved.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

        The selected financial data set forth in the table below has been derived from our audited historical financial statements for each of the years from 2004 through 2008. The selected consolidated statement of operations data for the years 2006, 2007 and 2008, and the selected consolidated balance sheet data at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of income data for the years 2004 and 2005, and the selected consolidated balance sheet data at December 31, 2004, 2005 and 2006, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except for per share data)

Net revenues	$256,465	$267,829	$264,378	$285,438	$263,838
Operating income (loss)	(47,945)	(28,388)	(25,891)	11,721	(6,904)
Net loss	(44,216)	(28,118)	(50,318)	(11,231)	(24,680)
Net loss per share*	(0.23)	(0.16)	(1.10)	(0.30)	(0.67)

	Consolidated Balance Sheet Data As of December 31,
	2008	2007	2006	2005	2004
	(In thousands)

Total assets	$198,895	$267,837	$273,757	$221,352	$242,842
Shareholders equity (deficiency)	(41,246)	1,278	1,944	(72,081)	(58,884)

Weighted average number of shares used in
computing loss per share* (in thousands)	196,067	170,927	45,637	37,323	36,947
* Basic and diluted

B. Capitalization and Indebtedness.

         Not Applicable.

C. Reasons for the Offer and Use of Proceeds.

         Not Applicable.

D. Risk Factors.

        The following summarizes certain risks that may materially affect our business, financial condition and/or results of operations.

Risks Related to our Business.

We are highly leveraged, with indebtedness that is substantial in relation to our shareholders’ equity (deficiency) and significant debt service that could have a material adverse effect on our continuing liquidity and financial condition.

        Our total bank debt is currently approximately $112.1 million (excluding the sum of $18.75 million, which our bank has agreed to write off subject to our timely making certain payments). Prior to our December 2006 debt restructuring and again in 2008 and 2009, we had to seek extensions of principal payment dates and bank waivers due to our inability to meet financial covenants under our debt restructuring agreement with the bank. Our ability to comply with the debt covenants under the debt restructuring agreement is subject to the risk factors described below, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. Following completion of an amendment to the debt restructuring agreement with the bank on June 30, 2009, the interest payable on our bank debt is now LIBOR rate plus 1.5%, LIBOR rate plus 3% or LIBOR rate plus 5.25%. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a continued downturn in our business or further deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below. An increase in LIBOR interest rates could materially adversely affect us.

Conditions and changes in the national and global economic environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets have become increasingly negative, and global financial markets have experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. Many economies around the world, including the economies of most of the principal geographic markets for our products, are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. The vanity market for aesthetic procedures and the market for our higher priced products, are particularly vulnerable to an economic downturn, since the end users of our products may decrease the demand for our products when they have less discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, hospitals and similar institutions, in an economic downturn, may be less willing or unable to provide the requisite budget for the purchase of our products. These factors could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, and could have a material adverse effect on our results of operations, cash flows and financial condition.

We require significant cash funds for our operations, and should we fail to generate or otherwise raise requisite funds, this could have a material adverse effect on our continuing liquidity and financial condition.

        Internally generated funds, together with available cash may not be sufficient to meet our presently anticipated day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements. In particular, the level of internally generated funds is subject to the risk factors described herein, and must be viewed in light of our recent history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will again need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all. If additional financing were to be in the form of equity, it could result in substantial further dilution to our shareholders as did our December 2006 recapitalization and, to a lesser extent, our June 2009 equity financing, as discussed in “Recapitalization and Equity Financing” in Item 4.A below.

We have a history of operating losses, and we may not achieve or maintain profitability.

        We have incurred net losses for each of the last eight years. Our net losses for each of the last five years have been approximately $24.7 million in 2004, $11.2 million in 2005, $50.3 million in 2006, $28.1 million in 2007 and $44.2 million in 2008. We may not be able to achieve profitability on a quarterly or annual basis. If we are unable to achieve profitability, this will materially adversely affect our financial condition and the value of our shares.

Many of our products are mature and our failure to introduce new products may adversely affect our business and operating results.

        Many of our products are mature and, like the products of most of our competitors, are based upon existing technologies with frequent enhancements and upgrades. However, demand for our products could be significantly diminished were one or more of our competitors to introduce new products based upon new technologies that render our products obsolete. Also, particularly in the aesthetic market, there is a tendency among some of our competitors to introduce more frequently new products based upon existing technologies. Accordingly, our failure to introduce new products in one or more of the business segments in which we operate could reduce our share of the market in that segment and have a material adverse effect on our business, results of operations and financial condition.

In the market for laser, light-based and radio frequency-based systems medical applications, we seek to replace traditional procedures and our business will suffer if we fail to educate customers or if the market does not develop as we expect.

        In many cases our products seek to replace traditional medical procedures, such as incisions for medical procedures and cutting and ablating surgical procedures. We cannot be certain that a sufficiently broad-based market will emerge for our newer and planned products. A significant proportion of practitioners in both of these categories of procedures may opt to continue with traditional procedures with which they are familiar rather than investing in high technology alternatives. We may not be successful in our effort to educate potential end-user customers about the benefits of our products. If our markets do not develop, or develop more slowly than expected, our business, results of operations and financial condition will be materially adversely affected.

The markets in which we sell our products are intensely competitive, and increased competition could continue to cause reduced sales levels, reduced gross margins or the loss of market share, and materially harm our business and results of operations.

        Competition in our markets is intense and we expect it to increase. Competition arises from other light-based products, as well as alternate technologies (not based upon laser technology). We also face competition from companies selling accessories to our products. Competitors range in size from small, single product companies to large, multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Some of these competitors may have greater name recognition, broader product lines, larger customer bases, more extensive relationships with customers and the ability to devote greater resources than we can to the development, promotion, sale and support of their products.

        Our major direct competitors in our principal markets are: in the surgical market, Dornier, SSI, Deka Laser Technologies and AMS (formerly Laserscope); in the aesthetic market, Alma Lasers, Candela Corporation, Cutera, Cynosure, Deka Laser Technologies, Lasering, Lutronic Corporation, Palomar Medical Technologies, Sciton, Solta Medical and Syneron Medical Ltd; and in the ophthalmic market, Alcon Corporation, Ellex Medical Lasers, Carl Zeiss Meditech, Nidek Technologies, Iridex Corporation and Quantel Corporation. The effect of increased competition could adversely affect our sales levels, gross margins and market share and could have a material adverse effect on our business, results of operations and financial condition. For additional information concerning our competitors, see “Business Overview” in Item 4.B below.

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

        A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or other currencies or that the timing of this devaluation lags behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. The rate of devaluation of the dollar against the shekel was approximately 1.1% in 2008 and 8.6% in 2007, which in both years was compounded by inflation in Israel at rates of approximately 3.8% and 3.4%, respectively. This had the effect of increasing the dollar cost of our operations in Israel.

        Furthermore, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies, in particular the euro and the Japanese yen, will negatively impact our sales and make collection of receivables more difficult. In 2007, the exchange rate of the dollar in relation to the euro and the Japanese yen did not change significantly. However, in 2008, the dollar appreciated in relation to the euro by 6.4%, although it was devalued in relation to the Japanese yen.

        We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the shekel or other currencies against the dollar. Although, starting in 2008, we began to engage in currency hedging activities, we may, nevertheless, not be adequately protected from adverse effects of currency fluctuations and the impact of inflation in Israel. For additional information relating to the impact of exchange rate fluctuations, see “Impact of Inflation and Currency Fluctuations” in Item 5.A below.

We depend on cooperative arrangements with third parties to develop, introduce and market new products, product enhancements and new applications. The failure of such arrangements or our inability to enter into future such arrangements could materially adversely affect our business and results of operations.

        We depend on both clinical and commercial cooperative arrangements with third parties in connection with the research innovation and clinical testing of our products. We have entered into such cooperative arrangements with academic medical centers and physicians. The failure to make such cooperative arrangements in the future, or the failure of any current or future cooperative arrangements, could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business and results of operations.

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

        Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and, in the U.S., from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products, or changes in third-party coverage and reimbursement policies, could have a material adverse effect on our sales, results of operations and financial condition.

Some of our products are complex in design and could contain defects that are not detected until deployed by our customers and could lead to product liability claims, which could materially adversely affect our business and results of operations.

        Laser and pulsed light systems are inherently complex in design and require ongoing scheduled maintenance. Despite testing, the technical complexity of our products, changes in our or our suppliers’ manufacturing processes, the inadvertent use of defective materials by us or our suppliers and other factors could decrease product reliability.

        If we are unable to prevent or fix defects or other problems, or fail to do so on a timely basis, we could experience, among other things:

—	Delays in the recognition of revenues or loss of revenues, particularly in the case of new products;

—	Legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs for us;

—	Loss of customers and market share;

—	Failure to attract new customers or achieve market acceptance;

—	Increased costs of product returns and warranty expenses;

—	Damage to our reputation; and

—	Diversion of development, engineering and management resources.

        In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. There are also risks of physical injury to a patient when treated with one of our products, even if a product is not defective.

        The coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, operating results and financial condition.

We may be required to implement a costly product recall, which could materially adversely affect our business and results of operations.

        In the event that products that we manufacture or sell prove to be defective, we may voluntarily recall them or implement a field correction, or the United States Food and Drug Administration (the “FDA”) or other regulatory authority could require us to implement a recall or a field correction, or a manufacturer or distributor of one of the products that we distribute or manufacture could require us to implement a recall or field correction.

        Though it is not possible to quantify the economic impact of any future recall or a field correction, such recall or correction could have a material adverse effect on our business, operating results and financial condition.

If we fail to accurately forecast component and material requirements for our products, we could incuradditional costs and significant delays in shipments, which could result in loss of customers, or we may manufacture in excess of requirements and part of our inventory may later become obsolete or excessive, any of which could materially adversely affect our business, financial position and results of operations.

        Due to market conditions, our customers and potential customers frequently require delivery of products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which could lead to inventory obsolescence and associated impairments, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, expose us to penalties, strain our relationship with our customers, and, as a consequence, we may lose future sales to such customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, operating results and financial condition.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years. If it should become necessary to write off a material part of this goodwill, our results of operations could be materially adversely affected.

        At December 31, 2008, we had a balance of $50.2 million allocated to goodwill in connection with various acquisition made by us. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should a test reveal that there has been an impairment of the value of goodwill, it would be necessary to write-off such amount. Furthermore, if public trading in our shares resumes, our stock price and, consequently, our market capitalization, may decline. If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that a write-down of our goodwill is required. In 2008, we recorded impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. A substantial write-off of goodwill could materially adversely affect our results of operations.

If sales-outstanding increase, we may suffer from a cash shortfall, which could materially adversely affect our business, financial condition and results of operations.

        Our days sales-outstanding (“DSOs”) could increase as a result of any one or more of a number of factors, including customers’ demands for better payment terms or as a consequence of the global credit crunch in the capital markets. Should we experience a significant increase in DSOs, this could result in a cash shortfall, in which event, our business, results of operations, cash flow and financial position could be materially adversely affected.

We and some of our subsidiaries have not received final tax assessments for several years and we may be subject to additional and unexpected tax demands, interest and penalties, which may adversely affect our results of operations.

        We have not received a final assessment for tax in Israel since 2000. In addition, in a number of other countries in which we operate, or have operated, we have filed our statutory tax returns but have not received final assessments and we may be subject to tax audits and assessments by the applicable tax authorities. We cannot assure you that we will not be subject to future tax audits or significant assessments for tax (including value added tax), customs duties, penalties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our results of operations and financial condition may be materially adversely affected. See also in this Item below, under “Risk Relating Primarily to Our Location in Israel”, for a discussion of the risk relating to a dispute with the Israel tax authority regarding the proposed disallowance of certain tax benefits.

We may not be able to protect our proprietary technology, and its unauthorized use by a third party could materially adversely affect our competitive advantage, business and results of operations.

        We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 250 patents worldwide and have applied for approximately 80 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see – “Business Overview – Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our business and results of operations.

If material patents were to expire prior to our developing and patenting successful innovations to replace such technology, our business and results of operations could be materially adversely affected.

        Patents filed both in the United States and Europe now generally have a life of twenty years from the filing date. Patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from their respective issue date. We hold several important patents that are due to expire in the next few years. If our expired patents are still material to our business at the time of expiration and we fail to develop and patent successful innovations before such patents expire, our business and results of operations could be materially adversely affected.

We are, or may become, subject to litigation regarding intellectual property rights, the results of which could seriously harm our business and materially adversely affect our results of operations.

        The laser and light-based systems industry is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We currently are, and in the future may continue to be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property, and may also became subject to claims and litigation alleging infringement by us of third party intellectual property (see “Legal Proceedings” in Item 8.A below). These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or redesign a product to avoid infringement. We also may not be successful in any attempt to redesign our product to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention, which could seriously harm our business.

        We have in the past initiated, and may in the future initiate, claims or litigation against third parties for infringement of our intellectual property to protect our rights or to determine the scope and validity of our intellectual property or the intellectual property of competitors. These claims could result in costly litigation, patent invalidation and the diversion of the attention of our technical and management personnel, and the final outcome may not be favorable to us. If we take any of these actions, our business and results of operations may be seriously harmed.

We rely on our direct sales force and network of international distributors to sell our products, and any failure to maintain our direct sales force and distributor relationships could harm our business.

        Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of approximately 200 employees, and any failure to maintain such sales force could materially adversely affect our business and results of operations. We maintain relationships with over 90 independent distributors internationally, selling our products into over 100 countries through our four regional sales and service centers for the Americas; Europe, the Middle East and Africa (or EMEA); China/Asia Pacific; and Japan. We generally sell directly in the United States, Italy, Germany, Japan and China (including Hong Kong), as well as our aesthetic products in the United Kingdom. In other countries, we generally grant our distributors exclusive territories for the sale of particular products in specified countries. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor, and our ability to sell our products into that exclusive sales territory, and consequently our results of operations, could be materially adversely affected.

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

        Our industry is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial expenditure on research and development. In 2008, our research and development expenses were approximately 7.4% of our net sales and in 2007 and 2006, such expenses had been in the range of 6% of our net sales. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner at all, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so and to address the technological changes and challenges in our markets could have a material adverse effect on our business, results of operations and financial condition.

A substantial portion of our sales are completed in the last few weeks of each calendar quarter, and if such anticipated sales do not materialize, this could materially adversely affect our business and results of operations.

        We typically receive a disproportionate percentage of orders toward the end of each calendar quarter, including the fourth quarter. To the extent that we do not receive anticipated orders, or orders are delayed beyond the end of the applicable quarter or year, our results of operations could be materially adversely affected. In addition, because a significant portion of our sales in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and potentially future quarters, would be adversely affected.

Our products are subject to U.S., European Union and other national and international medical regulations and controls, compliance with which imposes substantial financial costs on us and can prevent or delay the introduction of new products, which could materially adversely affect our business and results of operations.

        Our ability to sell our products is subject to various federal, state, national and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, or IDE, granted by the FDA, allowing human clinical studies. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can take longer. If a product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, or PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

        Approval of a PMA allowing commercial sale of a product requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. For products subject to pre-market approval, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development, and delays in receipt of, or failure to receive, such approvals or clearances could have a material adverse effect on our business.

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

        Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

—	Fines, injunctions and civil penalties;

—	Recall or seizure of our products;

—	Requiring us to repair, replace or refund the cost of our products;

—	The issuance of public notices or warnings;

—	Operating restrictions, partial suspension or total shutdown of production;

—	Refusal of our requests for 510(k) clearance or pre-market approval of new products;

—	Withdrawal of 510(k) clearance or pre-market approvals already granted; and

—	Criminal prosecution.

        Similarly, the European Union (the “E.U.”), determined in 1998 that the marketing or selling of any medical product or device within the European Union necessitates a CE Mark. We are now required to comply with the European Medical Device Directive’s criteria and obtain the CE Mark prior to the sale of our medical products in any E.U. Member State. The European Medical Device Directive sets out specific requirements for each stage in the development of a medical product, from design to final inspection. Our products are subject to additional similar regulations in most of the international markets in which we sell our products.

        Changes to existing U.S., E.U. and other national and international rules and regulations could adversely affect our ability to sell our current and future lines of products in the United States, the E.U. and internationally, increase our costs and materially adversely affect our business and results of operations.

The E.U. has issued directives relating to the sale in member countries of certain equipment, including products sold by us. If our products fail to comply with these directives, as well as similar regulations issued by other countries in which we carry on business, we could be subject to penalties and sanctions that could materially adversely affect our business.

        In 2003, the E.U. approved a directive on Waste Electrical and Electronic Equipment, or WEEE, that promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the E.U. be appropriately labeled regarding waste disposal, and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we are not currently fully compliant.

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

        Other countries in which we have significant sales, in particular China, have introduced regulations similar, although not identical, to RoHS, and we anticipate that additional countries will also do so.

        If our products fail to comply with the WEEE or RoHS directives or any other directive or regulations issued from time to time by the E.U. or other countries, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

We have consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

        On April 26, 2006, the SEC brought a civil proceeding against us and against Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. S. Genger is the son of Arie Genger, one of our former directors and a former Vice Chairman of our board of directors. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriate recognition of revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action on April 26, 2006, the SEC approved a settlement with us and Mr. S. Genger. For additional information concerning this settlement, see “Legal Proceedings – Civil Proceedings By SEC” in Item 8.A below.

        As part of that settlement, we entered into a consent order with the SEC, without admitting or denying the allegations, pursuant to which we consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules. The consent order also disqualified us from benefiting from the protection of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements made by us during the three-year period ended April 26, 2009. The existence of the permanent injunction under the consent order, and the lack of protection under the safe harbor with respect to forward-looking statements made during the three-year disqualification period, may limit our ability to defend against future claims, lawsuits and proceedings.

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

Our dependence on a limited number of suppliers, and, in some cases, a sole source supplier, for a key item, exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems and materially adversely affect our business.

        Certain key components, sub-assemblies and systems used in our products are manufactured or assembled by a limited number of suppliers or subcontractors and, in certain cases, are purchased by us from a single source. These components, sub-assemblies and systems may not be available in the future or we may not accurately forecast our component requirements sufficiently in advance. In addition, if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand. Furthermore, because our products are regulated as medical products, changing suppliers, work processes or procedures can be an extremely burdensome and time-consuming process.

        An interruption of these or other supplies, and the costs associated with developing alternative sources of supply or assembly, could have a material adverse effect on our ability to manufacture and ship some of our products, which could have a material adverse effect on our business and results of operations.

Difficulties in renewing or redesigning old testing equipment could limit our ability to manufacture certain products, which could materially adversely affect our results of operations.

        In many instances the testing equipment for our products and sub-assemblies is reaching the end of its useful life, and, accordingly, such equipment may need to be renewed or redesigned. Duplicating such testing equipment is often extremely difficult, in particular, but not limited to, equipment relating to product lines acquired as a result of mergers and acquisitions or where there may not have been adequate documentation related to such equipment. Difficulty in renewing or maintaining such systems may limit our (or our sub-contractors’) ability to manufacture assemblies that pass the required testing procedures, which could have a material adverse effect on our business and results of operations.

Some of the components to build our older products are no longer readily available, which may have a material adverse effect on our business and results of operations.

        Some of the key components we purchase for building our older products have ceased to be manufactured and are becoming increasingly difficult to purchase. Where a supplier can be found, the price of such components may be disproportionately high, and the components are frequently unavailable in sufficient quantity. Furthermore, such components are often sold by dealers and, as a result, often lack the manufacturer’s warranty. These difficulties may affect the overall cost of production and, in severe cases, may cause production stoppages, which could have a material adverse effect on our business and results of operations.

We depend on international sales, and many of our customers’ operations are also located outside the U.S. Accordingly, we are exposed to risks associated with the business environment in those countries, and our business could be materially adversely affected as a result of exposure to those risks.

        Many of our customers’ operations are located outside of the U.S. Our net sales are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2008, of our total net sales, approximately 45% were to the Americas; approximately 24% were to Europe, the Middle East and Africa (or EMEA); approximately 16% were to Japan; and approximately 14% were to the China/Asia Pacific region. Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the vast majority of our revenues in the foreseeable future.

        Our international operations and sales are subject to a number of risks, including:

—	Longer accounts receivable collection periods and greater difficulties in their collection;

—	The impact of recessions on economies worldwide;

—	The stability of credit markets;

—	Reduced protection for intellectual property in certain jurisdictions;

—	Political and economic instability;

—	Regulatory limitations imposed by foreign governments;

—	Impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

—	Other political risks;

—	Disruption or delays in shipments caused by customs brokers or government agencies;

—	Imposition by governments of controls that prevent or restrict the transfer of funds;

—	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

—	Difficulties in staffing and managing foreign operations;

—	Preference for locally produced products; and

—	Potentially adverse tax consequences resulting from changes in tax laws.

        We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international subsidiaries.

        If we fail to overcome the challenges that we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

        In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating Primarily to our Location in Israel”.

If we fail to manage growth effectively, our business could be disrupted, which could harm our operating results.

        We have experienced and may continue to experience growth in our business or in certain of our business units. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business, results of operations and financial condition.

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

        Such acquisitions could also involve numerous risks, including:

—	Problems combining the acquired operations, technologies (including information technology systems) or products with our own;

—	Unanticipated costs or liabilities;

—	Adverse effects on existing business relationships with distributors, suppliers and customers;

—	Entering markets in which we may have no or limited prior experience;

—	Diversion of management's attention from our core businesses; and

—	Potential loss of key employees, particularly those of the purchased organizations.

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

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if our products could be harmed, and our business and results of operations could be materially adversely affected.

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

        Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products, we may incur substantial sales and marketing, and research and development, expenses to customize our products to customer needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long initial sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses and, in the aggregate, may materially adversely affects our results of operations.

The use of toxic and other hazardous material in some of the production processes for products sold by us could result in claims against us that could materially adversely affect our business and results of operations.

        We and/or the manufacturers of products distributed by us use laboratory and manufacturing materials that could be considered hazardous, and we could be liable for any damage or liability resulting from accidental environmental contamination or injury. Some of the gases used in the excimer lasers distributed by us may be highly toxic. The risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of an accident involving such materials, we could be liable for any damage, and such liability could exceed the amount of our liability insurance coverage and the resources of our business, and have a material adverse effect on our business, operating results and financial condition.

We typically assume warranty obligations in connection with the sale of our products, which could cause a significant drain on our resources and materially adversely affect our results of operations if our products perform poorly.

        We have a direct field service organization that provides service for our products. We generally provide a 12-month warranty on our laser systems; however, in some instances, we provide a more extended warranty on systems sold to end-users. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. We also provide a limited warranty for refurbished products and used medical lasers. If our products perform poorly, warranty claims may become significant in the future, which could cause a significant drain on our resources and materially adversely affect our results of operations.

         If our facilities were to experience catastrophic loss, our business and results of operations would be materially adversely affected.

        Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. One of our facilities is located near major earthquake faults in California, an area with a history of seismic events. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities. Any such loss could have a material adverse effect on our business and results of operations.

Man-made problems such as computer viruses or terrorism may disrupt our operations and materially adversely affect our results of operations.

        Our servers and equipment are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Any such event could have a material adverse affect on our business. In addition, the continued worldwide threat of terrorism and heightened security, in response to such threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business and results of operations could be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter and year to year.

        Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include, but are not limited to, the following:

—	General economic uncertainties and political concerns;

—	The cost and timing of the introduction and market acceptance of new products, product enhancements and new applications;

—	Changes in demand for our existing line of products;

—	The cost and availability of components and subassemblies, including the ability of our sole or limited source suppliers to deliver components at the times and prices that we have planned;

—	Our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

—	Fluctuations in our product mix between surgical, aesthetic and ophthalmic products, and in the proportions of foreign and domestic sales;

—	The effect of regulatory approval requirements and changes in domestic and foreign regulatory requirements;

—	Introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

—	Our long and highly variable sales cycle;

—	Changes in the prices at which we can sell our products;

—	The size and timing of customers’ orders and changes in customers’ or potential customers’ budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products;

—	Increased product innovation costs;

—	Foreign currency fluctuations;

—	One-time charges, goodwill write downs and write-offs due to inventory obsolescence; and

—	Changes in accounting rules.

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

Risks Relating Primarily to Our Location in Israel.

The Israeli tax authority has advised us that in its view we did not meet theconditions required for certain tax benefits in 2000 and 2001, for which we had beeneligible in prior years. If we are unsuccessful in our appeal against the tax assessment issued by the tax authorities in this respect or are unable to satisfy these conditions in the future, then we may be required to pay significant amounts of taxes to the Israeli tax authorities, our costs and taxes are likely to increase after we utilize availabletax losses and our financial condition and results of operations could be materially adversely affected.

        The Israeli tax authority (the “ITA”) has asserted that we are not eligible for certain tax benefits, primarily a favorable tax rate available to Approved Enterprises, under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the “Investment Law”. (See “Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B below.) The ITA has asserted that we filed incomplete local statutory financial statements for the fiscal years ended December 31, 2000 and 2001. In addition, the ITA has assessed tax on an alleged deemed dividend to wholly-owned subsidiaries out of our tax exempt earnings under our Approved Enterprise program for the same period. The ITA has issued tax assessments for the disallowed tax benefits and alleged deemed dividend in an aggregate amount of NIS 309 million (approximately $78 million based on the June 25, 2009 exchange rate), including interest and penalties. We have challenged the ITA’s position in legal proceedings and intend to defend our position vigorously. We cannot assure you that we will prevail. If we are unsuccessful, it could have a material adverse effect on our financial condition and results of operations.

        In addition to the requirement to file audited financial statements with the ITA, our Approved Enterprise status imposes certain other requirements on us. If we do not meet these other requirements, these tax benefits, if any, may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, via future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

Regional instability in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

        We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities and a substantial portion of our research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products. Since September 2000, there has been an increase in unrest and terrorist activity, which has continued with varying levels of severity. During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. Recently, there has been an escalation in tension and violence among Israel, the militant Hamas movement (which controls the Gaza Strip), the Palestinian Authority and other groups, culminating with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns.

        Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. These restrictions may seriously limit our ability to sell our products to customers in these countries.

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

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 (or older in specific instances) are, unless exempt, obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. Currently, many of our employees are obligated to perform annual reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, as was the case most recently in connection with Israel’s military campaign in Gaza in December 2008 and January 2009, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

The government grants we received for research and development expendituresrestrict our ability to manufacture products and transfer know-how outside of Israeland require us to satisfy specified conditions. If we fail to comply with suchrestrictions or these conditions, we may be required to refund grants previouslyreceived, together with interest and penalties, and may be subject to criminal charges.

        We had in the past received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel and, following recent applications, have received the Office of the Chief Scientist’s approval for certain new grants. Prior to 2009, we had not received or accrued any such grants since at least 2001, and we cannot assure you that any applications for such grants in the future will be successful. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist may require us to notify or to obtain a prior approval from the Office of the Chief Scientist. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel based on U.S. securities laws claims or to serve process on our officers and directors.

        We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for a shareholder, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. securities laws in a U.S. or Israeli court against us or any of our executive officers or directors, or to effect service of process upon such persons in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which such a claim should be brought. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Also, certain matters of procedure will be governed by Israeli law.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

        The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in our ordinary shares resumes, could depress our share price.

Under current Israeli law, we may not be able to enforce covenants not to compete, and, therefore, we may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

        In general, we have entered into non-competition agreements with our employees in the United States and Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

Risks Relating to Investment in Our Shares.

Each of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholder vote.

        LM Partners L.P. currently has voting power in respect of approximately 45.1% of the total voting rights in Lumenis (approximately 48.9% assuming exercise of all remaining warrants and options beneficially owned by LM Partners L.P. and its general partner) and Ofer Hi-Tech Investments Ltd. and its affiliates currently have voting power in respect of approximately 36.4% of the total voting rights in Lumenis (approximately 39.6% assuming exercise of all remaining warrants held by Ofer Hi-Tech Investments Ltd.). Each initially acquired its equity and warrants in Lumenis as part of our December 2006 recapitalization, such equity interest having been increased by its exercise of warrants in June 2007 and the issuance to it in March 2009 of additional shares pursuant to share adjustment provisions under the terms of the 2006 recapitalization. Each recently acquired additional shares and warrants as part of our June 2009 equity financing. The percentages set forth above for Ofer Hi-Tech Investments Ltd. include voting rights in respect of approximately 1.7% of our outstanding shares held by a third party with whom Ofer Hi-Tech Investments Ltd. has entered into a voting agreement. (For additional details, see “Recapitalization and Equity Financing” in Item 4.A below and “Ownership of Major Shareholders” in Item 7.A below.) Although LM Partners L.P. and Ofer Hi-Tech Investments Ltd. purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors, and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment of our articles of association and any approval of a merger), their vote could determine the result on such matter. Their voting power and the concentration of voting power in their hands could have the effect of delaying or preventing an acquisition of our Company on terms that other shareholders might find attractive.

Since our shares are no longer listed on NASDAQ, it is more difficult for investors to trade in our shares.

        Our shares were delisted from the NASDAQ National Market in February 2004. In addition, the SEC revoked their registration under Section 12 of the Exchange Act in April 2006 (see “Legal Proceedings – Civil Proceedings By SEC” in Item 8.A below). As a result of the deregistration, our shares could not be quoted or publicly traded in the United States until we re-registered our shares with the SEC. On May 1, 2007, we filed a registration statement under Section 12 of the Exchange Act, following which our shares again became eligible for quotation or trading in the United States. However, our shares remain unlisted, no trading has commenced on a national securities exchange and we are not aware of any other trading in our shares. We do not currently plan to apply for listing on NASDAQ or any other securities exchange or quotation system. We cannot assure you that if we do apply for listing our shares will be approved for quotation or trading on NASDAQ or on any other securities exchange or quotation system.

        Prior to their deregistration by the SEC, our shares were quoted in the over-the-counter market on the Pink Sheets Electronic Quotation Service. Compared to NASDAQ, it was more difficult to sell our securities on the Pink Sheets. Also, since we were no longer traded on NASDAQ and the average trading price of our shares was below $5.00 per share when last traded, trading in our shares was subject to certain other rules of the Exchange Act. Such rules require additional disclosure by broker-dealers in connection with certain trades involving stock defined as a “penny stock.” “Penny stock” generally includes any equity security that has a market price of less than $5.00 per share and is not listed on a U.S. national securities exchange, subject to certain exceptions. These rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our shares (assuming that trading resumes with respect thereto). This could severely limit the market liquidity of our ordinary shares and our shareholders’ ability to sell such shares in the secondary market.

Shareholders, other than the investors in our 2006 recapitalization and 2009 Equity Financing, may experience further dilution should we incur losses, indemnities, liabilities and expenses in excess of insurance in connection with certain litigation or proceedings relating to the period prior to our 2006 recapitalization.

        The purchase agreement in connection with our 2006 recapitalization contains a mechanism for post-closing adjustments to the number of shares issued to the investors in such recapitalization. Such adjustments are made for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage, in connection with certain identified actions and proceedings that have now been mostly concluded, as well as any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 recapitalization. Adjustment for this purpose is made by the issuance to the investors of additional ordinary shares for no additional consideration, as well as an adjustment to the exercise price under the Closing Warrants (as defined in Item 4.A below) issued to the investors. Approximately 24.5 million additional shares were issued in March 2009 to the investors and their assignees under the adjustment mechanism in connection with the conclusion of most of the identified actions and proceedings. Assuming no new actions or proceedings to which the adjustment mechanism would apply are instituted against us, it is currently anticipated that in the event that additional shares, if any, will be issued in respect of additional indemnities and/or expenses relating to the identified actions and proceedings, such issuances shall be significantly less then the adjustment shares previously issued in March 2009. The adjustment mechanism remains operative until the later of December 2011 or five years after any relevant matter was first submitted to court. Although we are not aware of any matters likely to result in the commencement of any future actions, proceedings or investigations to which the adjustment mechanism would apply, we cannot assure you that no such matters exist nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the investors in the 2006 recapitalization and the two new investors who purchased shares in our 2009 Equity Financing, as described below. See “Recapitalization and Equity Financing – Shares Adjustments Related to Litigation Outcome” in Item 4.A below.

If public trading in our shares resumes, the market price may be volatile, and an investment in our shares could suffer a decline in value.

        Prior to the deregistration of our ordinary shares in April 2006, the trading price of our ordinary shares was subject to wide fluctuations in response to a variety of factors, some of which were beyond our control, including quarterly variations in our operating results, announcements by us or our competitors of new products or of significant clinical achievements, changes in market valuations of other similar companies in our industry and general market conditions. If public trading in our ordinary shares resumes, they could again be subject to wide fluctuations in response to similar factors as in the past, and they may also experience an imbalance between supply and demand resulting from low trading volumes. In addition, the stock market has experienced extreme volatility in the last few years that has often been unrelated to the performance of particular companies. These broad market fluctuations could have a significant impact on the market price of our ordinary shares regardless of our performance.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

        Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2009 or in any future year.

ITEM 4.	INFORMATION ON THE COMPANY.

A. History and Development of the Company.

        Our legal and commercial name is Lumenis Ltd., and we were incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. and subsequently, from 1995, under the name ESC Medical Systems Ltd. In January 1996, we completed an initial public offering of our ordinary shares in the United States. In 2001, following our completion of the purchase of Coherent Medical Group (“CMG”), the medical division of Coherent, Inc., we changed our name to Lumenis Ltd. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam 20692, Israel and our telephone number in Israel is (+972)-4-959-9000. Our World Wide Web address is www.lumenis.com. The information contained on the web site is not a part of this annual report.

        We are engaged in the development, manufacture, marketing, sale and servicing of laser and energy-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of laser, intense pulsed light (or IPL) and, to a lesser extent, radio frequency products, for use in ear, nose and throat (“ENT”) treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, podiatry, general surgery, neurosurgery, skin treatments, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, open angle glaucoma, diabetic retinopathy, secondary cataracts and age-related macular degeneration.

Recent Business Developments.

        Effective from January 1, 2008, we reorganized our business into three strategic business units, Surgical, Aesthetic and Ophthalmic (the latter also known as Lumenis Vision), which operate as three reportable business segments.

        On June 25, 2008, we entered into Amendment No. 2 to the 2006 Restructuring Agreement with Bank Hapoalim B.M. relating to the restructuring of our bank debt (which amendment was later amended on November 10, 2008 and February 22, 2009). For a discussion of the terms of this amendment, and subsequent amendments thereto, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B below.

        In the latter part of 2008, we implemented a reorganization of certain of our operations. The measures implemented included, among other things: the consolidation of our service and customer support operations within our Global Operations organization; and the reorganization of our Latin America sales and marketing operations.

        In November, 2008, we initiated a cost-reduction plan, which has included a reduction in our work force of approximately 160 employees and a reduction in salary levels in certain areas.

        On March 18, 2009, we issued an aggregate of 24,466,936 additional shares to our two major shareholders and certain assignees thereof for no additional consideration, pursuant to the adjustment provisions under the 2006 Purchase Agreement. See “Recapitalization and Equity Financing – 2006 Recapitalization – Shares Adjustments Related to Litigation Outcome” in this Item below.

        On June 25, 2009, we completed an equity financing, consisting of a private placement of shares and warrants to our two major shareholders and to a new external investor, investing through two parallel funds. For a discussion of this transaction, see “Recapitalization and Equity Financing – 2009 Equity Financing” in this Item below.

        On June 30, 2009, we entered into Amendment No. 3 to the 2006 Restructuring Agreement with Bank Hapoalim B.M. relating to the restructuring of our bank debt. For a discussion of the terms of this amendment, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B below.

Principal Capital Expenditures and Divestitures since January 1, 2006.

        In 2006, we sold the building that forms our facility in Salt Lake City, Utah, for $2.5 million, registering a loss of $0.5 million. The building is currently leased back to us.

        In the second half of 2007, we commenced implementation of a new company-wide ERP (enterprise resource planning) system (SAP) that encompasses a significant portion of our transaction processing. We expended a total of $1.0 million during 2008 and $4.2 million during 2007 on the implementation of this system, of which $0.7 million and $2.5 million, respectively, were capitalized. Most other capital expenditures in 2008 (a further $2.3 million), in 2007 (a further $3.3 million), and 2006 ($1.7 million) related to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are the continued implementation of the ERP system, as well as investment in machinery, equipment and tooling, and leasehold improvements, primarily in Israel.

Recapitalization and Equity Financing.

2006 Recapitalization.

        In late 2006, our financial condition was such that we required immediate additional capital and relief from our substantial Bank debt burden in order to continue our operations. Our lender, Bank Hapoalim B.M. (the “Bank”) was unwilling to agree to the restructuring of our Bank debt, without a significant infusion of new capital. As a result of an auction process, our board of directors selected LM Partners L.P. (“LM Partners”), part of the Viola Partners group, and Ofer Hi-Tech Investments Ltd. (“Ofer Hi Tech”), an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., as the potential investors with the best proposed transaction for our Company. (For information concerning these investors, see “Ownership of Major Shareholders” in Item 7.A below.)

        On December 5, 2006, we completed a recapitalization pursuant to a purchase agreement, dated as of September 30, 2006, by and among Lumenis, LM Partners and Ofer Hi Tech (together referred to as the “Investors”) and LM(GP) L.P. (as the Investors’ representative), for the private placement of our ordinary shares and warrants to the Investors (the “2006 Purchase Agreement”) and an agreement, dated as of September 29, 2006, restructuring our indebtedness to the Bank (as amended, the “Restructuring Agreement”). For a discussion of the Restructuring Agreement, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B below.

        Below is a summary of some of the provisions of the 2006 Purchase Agreement. This summary is qualified in its entirety by reference to the full text of the 2006 Purchase Agreement and the warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

         Purchase and Sale of the Securities under the 2006 Purchase Agreement.

        Immediately prior to the closing of the 2006 Purchase Agreement, we had 37,304,938 shares outstanding (excluding 35,527 treasury shares). Pursuant to the 2006 Purchase Agreement, the Investors collectively purchased from us the following:

—	“Purchased Shares.” 111,919,418 of our shares (65,286,327 by LM Partners and 46,633,091 by Ofer Hi-Tech.), at a price per share of $1.0722 for an aggregate purchase price of $120,000,000. Implementation of the post-closing adjustments mechanism on the number of Purchased Shares (the “Post Closing Adjustment Provisions”) have resulted thus far in the issuance to the Investors, on March 18, 2009, for no additional consideration, of an additional 19,573,551 shares (11,417,905 to LM Partners and 8,155,646 to Ofer Hi-Tech). This reflects an effective price per share of $0.9126 for the Purchased Shares. See “Shares Adjustments Related to Litigation Outcome” in this Item below.

—	“Closing Warrants.” Warrants to purchase (initially) 17,000,000 of our shares (9,916,667 by LM Partners and 7,083,333 by Ofer Hi-Tech), at an initial exercise price of $1.1794 per share (but subject to adjustment as described below), expiring December 5, 2011. The terms of the Closing Warrants provide that upon the exercise of any Additional Warrants (as described below), the numbers of shares to which the holder would be entitled upon exercise of the Closing Warrants would automatically be increased by a number that is the product of (i) the number of Closing Warrants purchasable immediately prior to the exercise of the Additional Warrants multiplied by (ii) the aggregate exercise price paid for the exercise of the Additional Warrants, divided by the aggregate amount of the purchase price paid by the respective Investor at the closing. As all Additional Warrants have been exercised, the number of ordinary shares purchasable, collectively, under the Closing Warrants was accordingly increased by 4,500,000 shares to an aggregate of 21,250,000 shares (11,936,707 by LM Partners and 9,313,293 by Ofer Hi-Tech).

The terms of the Closing Warrants also provide that upon the issuance of additional shares pursuant to the Post Closing Adjustment Provisions, the exercise price of the Closing Warrants would automatically be reduced to 110% of the resulting adjusted price per Purchased Share. As a result of the implementation of the Post-Closing Adjustment Provisions on March 18, 2009, the adjusted price of the Purchased Shares became $0.9126 per share. Accordingly, the exercise price of the Closing Warrants was reduced to 110% of such figure, namely $1.0039 per share. In addition, the exercise price of the Closing Warrants and number of shares issuable upon the exercise of the Closing Warrants will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction.

All of the Closing Warrants are currently outstanding and unexercised. The exercise price of the Closing Warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by us to the holder. In lieu of such payment, the Closing Warrants may also be exercised via net cashless exercise.

—	“Additional Warrants.” Warrants to purchase 27,979,855 of our shares (16,321,582 by LM Partners and 11,658,273 by Ofer Hi-Tech), at an aggregate exercise price of $30,000,000, or $1.0722 per share, expiring June 5, 2007. Immediately after the closing of the 2006 Purchase Agreement, LM Partners exercised Additional Warrants to purchase 4,761,239 of our shares for aggregate consideration of $5.105 million, leaving it with Additional Warrants to purchase 11,560,343 shares. On June 4, 2007, LM Partners exercised Additional Warrants to purchase 8,537,690 of our shares for aggregate consideration of $9,154,111, having assigned on June 3, 2007, the remainder of its Additional Warrants (for the purchase of 3,022,653 shares) to Ofer Hi-Tech In addition, on June 4, 2007 Ofer Hi-Tech exercised Additional Warrants to purchase 12,908,871 of our shares for aggregate consideration of $13,840,892 and assigned the remainder of its Additional Warrants (for the purchase of 1,772,055 shares) to certain assignees who exercised such warrants for aggregate consideration of $1,899,997. Consequently, none of the Additional Warrants remain outstanding. The Post Closing Adjustment Provisions have resulted in the issuance to the Investors and said assignees, on March 18, 2009, for no additional consideration, of an additional 4,893,385 shares in respect of the shares issued as a result of the exercise of the Additional Warrants (2,325,845 to LM Partners, 2,257,629 to Ofer Hi-Tech and 309,911 to the assignees of Ofer Hi-Tech). This reflects an effective exercise price per share under the Closing Warrants of $0.9126. See “Shares Adjustments Related to Litigation Outcome” below in this Item.

         Shares Adjustments Related to Litigation Outcome.

        The 2006 Purchase Agreement contains Post Closing Adjustment Provisions, pursuant to which the number of Purchased Shares (as well as the shares issued upon the exercise of the Additional Warrants) is to be adjusted for all awards, judgments, losses, liabilities, indemnities, damages, costs and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the then recently concluded investigation of Lumenis by the SEC, the previously disclosed securities class action lawsuit (in respect of which a settlement was approved by the Court in August 2008), the SEC proceeding against our former chief financial officer (concluded in February 2009), and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing (the “Relevant Amounts”). Adjustment for this purpose is to be made by the issuance to the Investors for no additional consideration of a number of additional shares as if at closing of the 2006 Purchase Agreement the price per share for the Purchased Shares would have been equal to (x) 40,000,000 less the Relevant Amounts, divided by (y) 37,304,938 (our total issued and outstanding share capital at such time), provided, however, that adjustment in this respect is not to be made for Relevant Amounts that exceed $30,000,000. Upon such adjustments, a similar adjustment is to be implemented with respect to the number of shares issued upon the exercise of the Additional Warrants. The maximum numbers of such additional shares that could be issued with respect to the Purchased Shares and the Additional Warrants are 335,739,838 shares and 83,934,959 shares, respectively, and cumulatively, 419,674,797. To the extent that Relevant Amounts are quantified as a result of a settlement of actions, proceedings or investigations, the 2006 Purchase Agreement provides that any such settlement (i) shall be approved by our board of directors based on (a) a unanimous recommendation of a special committee of the board of directors that must include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of shareholders of the Company by a special majority.

        The 2006 Purchase Agreement further provides that in the event that the proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law (following approval by our audit committee and board of directors) and such shareholder approval is not obtained, then such failure to obtain approval would give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action (for which an adjustment was made, as further described in the next paragraph), and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, the we will be required to issue to the Investors an additional 419,674,797 ordinary shares. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if a shareholder acquires shares and as a result of such acquisition such shareholder owns in excess of 90% of our issued and outstanding capital. In the event that certain tests under the Companies Law are met, the shares held by several shareholders may be required to be aggregated for the purpose of calculating the number of shares held by a shareholder. If the Investors’ holdings will be required to be aggregated then as a result of the implementation of the maximum relevant amounts provision a full tender offer requirement may be triggered. In such a case, the Investors may waive an issuance or a portion thereof that would result in the Investors holding more than 90% of our issued and outstanding share capital.

        On March 18, 2008, after obtaining the approval of our audit committee and board of directors, and following the procedural requirements of the 2006 Purchase Agreement, we submitted the terms of settlement of the principal securities class action lawsuit to the vote of our shareholders at a special general meeting of shareholders convened for such purpose. The terms of settlement of such class action lawsuit were approved at such meeting, and, on August 25, 2008, such terms of settlement were approved by the Court, which brought the action to conclusion. (For details of such class action and the terms of settlement thereof, as well as details of an ancillary complaint, also now concluded, see under “Legal Proceedings – Securities Class Action Complaints” in Item 8.A below.)

        With the conclusion of the securities class action lawsuit, the ancillary complaint and the SEC investigations and proceedings (for details, see “Legal Proceedings – Civil Proceedings By SEC” in Item 8.A below), there are no longer pending any actions, proceedings or investigations that give rise to amounts to be included in the Relevant Amounts. However, a further non-material number of shares may be issued in respect of additional indemnities and/or expenses relating to these actions. The Post Closing Adjustment Provisions remain operative until the later of December 2011 or five years after any relevant matter was first submitted to court. Although we are not aware of any matters likely to result in the commencement of any future actions, proceedings or investigations to which these provisions would apply, we cannot assure you that no such matters exist nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the Investors (and the new investors under the 2009 Equity Financing – see below).

        Following confirmation and approval by our audit committee, on March 18, 2009 we issued 24,466,936 shares to the Investors and certain assignees pursuant to the adjustment mechanism under the 2006 Purchase Agreement (13,743,750 to LM Partners, 10,413,275 to Ofer Hi-Tech and 309,911 to the assignees of Ofer Hi-Tech). The following table summarizes the Relevant Amounts taken into account in calculating the number of shares issued.

		Amount	Number of additional shares

—	Our participation in the class action settlement fund	$2,736,000	12,172,999
—	The relevant legal and other indemnities, fees and expenses for the
	period ended December 5, 2008	$3,219,651	12,293,937

	Totals	$5,955,651	24,466,936

        In addition, as a result of the issuance of additional shares under the Post Closing Adjustment Provisions described above, the exercise price of the Closing Warrant has been automatically reduced to $1.0039 per share (representing 110% of the resulting adjusted price per Purchased Share).

      2009 Equity Financing.

        On June 25, 2009, we consummated an equity financing (the “2009 Equity Financing”) pursuant to a number of share purchase agreements dated June 21, 2009 (the “2009 Purchase Agreements”) with each of LM Partners, Ofer Hi-Tech, Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P., that provided for the sale and the issue by us to them of an aggregate of 13,636,364 of our shares at a price of $1.10 per share. The 2009 Purchase Agreements also provided for the grant by us to such investors of five-year warrants to purchase an aggregate of 6,818,183 of our shares at an exercise price of $1.30 per share (the “2009 Warrants”). The terms of the 2009 Warrants provide that the exercise price of such warrants and number of shares issuable upon their exercise will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. All of the 2009 Warrants are currently outstanding and unexercised. The exercise price of the 2009 Warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by us to the holder. In lieu of such payment, the 2009 Warrants may also be exercised via net cashless exercise. In addition, we agreed with Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. that in the event that after the closing of the 2009 Equity Financing, we issue additional shares to LM Partners and Ofer Hi-Tech pursuant to the Post Closing Adjustment Provisions of the 2006 Purchase Agreement, then a proportional number of shares will be issued to them for no additional consideration.

        The foregoing is only a summary and is qualified in its entirety by reference to the full text of the form of the 2009 Purchase Agreements and the form of the 2009 Warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

Registration Rights Agreement, as amended.

        Contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement, we entered into a Registration Rights Agreement to provide certain share registration rights to LM Partners and Ofer Hi-Tech, as well as the Bank, and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Equity Financing, we entered into an amendment to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”), which extended the provisions of Registration Rights Agreement to include the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants. See “Related Party Transactions – Registration Rights Agreement and Amendment” in Item 7.B below, for a summary of the provisions of this agreement, as amended.

B. Business Overview.

        Our laser and energy-based systems are designed for use in a variety of medical environments. The principal target markets for our products are as follows:

Market	Principal Users

Surgical	Hospitals, outpatient clinics and physicians' offices.
Aesthetic	Physicians with private practices, clinics or hospitals.
Ophthalmic	Hospitals, outpatient clinics and physicians' offices.

Corporate Strategy.

—	We intend to maintain our position as a major player in the global laser and energy-based medical device market by the development and supply of innovative, customer-centric clinical solutions.

—	We intend to utilize both direct sales teams and distributors to market our products.

—	We intend to expand our sales channels and product offerings to reach a wider customer base for our products.

—	We intend to use our resources to ensure that we can compete effectively in each of the markets that we have targeted.

Lumenis Technology.

        Most of our products are based on proprietary technologies, using laser technologies, intense pulsed light, or radio frequency that we have pioneered or advanced.

        Laser Technologies.  Medical laser systems are generally categorized by the active material employed in generating the laser’s beam. Materials used in our lasers may be gases, such as CO2, or crystals, such as neodymium-doped yttrium-aluminum-garnet (or Nd:YAG), erbium-doped yttrium-aluminum-garnet (or Er:YAG) or holmium-doped yttrium-aluminum-garnet (or Ho:YAG). The active material determines the wavelength of the light emitted and thus the applications for which various types of lasers are best suited. We offer laser systems utilizing different technologies, including the following:

—	CO2;

—	Nd:YAG;

—	Er:YAG;

—	Ho:YAG;

—	Varios diodes; and

—	Frequency multipliers.

        Intense Pulsed Light Technology (or IPL).  IPL uses thermal energy generated by a broad band intense pulsed light source to selectively target unwanted lesions without damaging the surrounding tissue. IPL uses a combination of intense pulses of light and different cut-off filters. The IPL technology is used in our aesthetic products primarily for: skin rejuvenation; non-invasive treatment of varicose veins and other benign vascular lesions; removal of benign pigmented lesions, such as age spots and sunspots; facial vascularity such as rosacea; and hair removal.

        Radio Frequency Technology – Functional Aspiration Controlled Electrothermal Stimulation (or FACES). We use FACES to secure the skin in order to allow radio frequency energy to pass through the epidermis and gently heat the deeper dermal tissue. Radio frequency is used in our aesthetic products for the treatment of wrinkles.

Surgical Strategic Business Unit.

        Our Surgical business unit is, in part, the successor to various operations acquired by us, including Laser Industries, with its Sharplan brand name, acquired in 1998, and CMG, acquired in 2001, who were leaders in the surgical marketplace for over twenty-five years. We are a leader in holmium laser technology for the minimally invasive treatment of benign prostatic hyperplasia (or BPH) and urinary lithotripsy. In addition, our UltraPulse SurgiTouch was the first robotic guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. UltraPulse SurgiTouch was the first product to result from our integration of CMG. In 2008, we derived approximately 35% of our revenues from sales by our Surgical business unit (or approximately 33%, excluding sales of dental and veterinary products).

        Strategy.

        Our strategy for our Surgical business focuses on developing products and procedures that lead to strong clinical outcomes justified by sound health economics. In addition, we have extensive development programs focusing on delivering light based therapies in innovative, minimally invasive procedures.

        Surgical Products.

        We offer a broad range of surgical laser systems and accessories for sale to hospitals and outpatient clinics, and to medical practices to meet the growing in-office procedure demand. Our laser system surgical products include the following:

        VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers, which are used by physicians in minimal, invasive surgical applications. They are:

—	100W Holmium Laser:	This laser is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
—	80W Holmium Laser:	This laser is used for incising tough fibrous or cartilaginous material. It is useful for moderate- to high-energy procedures, in particular ear/nose/throat
(or ENT).
—	20W Holmium Laser:	This is an alternative choice for performing lithotripsy and some soft tissue procedures, as well as for select ENT applications.
—	Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer. Physicians use it for numerous applications in many specialties.

        UltraPulse SurgiTouch.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser that serves a broad range of clinical applications through ablation, vaporization, excision or incision of soft tissues in otolaryngology (or ENT), gynecology, neurosurgery and general surgery (as well as aesthetics – see “Aesthetic Strategic Business Unit” below).

        Compact Series.  This line of Compact CO2 systems, offering powers of 30 or 40 watts, combines portability with performance. These lasers are advantageous for small operating theatres and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of our CO2 systems using our SurgiTouch scanning technology.

        AcuPulse. This new CO2 laser was launched at the end of 2008 and will replace the Compact Series. This laser has an intuitive user interface and a lower manufacturing cost allowing the customer to have a better user experience while providing us with better gross margins.

        10S Series.  The 40 watt 1041S model and the 55 watt 1055S model CO2 laser systems feature a precise and consistent control of char-free incision and ablation. The high energy pulse mode characteristics of each model pro-vide unique high frequency sequencing that automatically delivers the necessary output for char-free tissue effects at high and low power settings. A third 10S Series laser, the 80 watt 1080S model, was manufactured by us until 2007.

        In November 2008, we signed a worldwide distribution agreement with PolyDiagnost GmbH located in Pfaffenhofen, Germany. Under the agreement, we have the worldwide exclusive right (except for a small number of countries where PolyDiagnost has previously granted certain distribution rights) to distribute the Endognost PolyScope flexible endoscope line of products. We are dependent on Endscopes to access most of the treatment areas in the body where our lasers and fibers are used. This agreement will provide us with various access products, thus allowing us to control the majority of the steps in the various interventional procedures in which our products are used.

        Accessories. We offer a number of surgical accessories for use in conjunction with our laser systems.

        Technologies. Our surgical systems use the following technologies:

—	CO2;

—	Ho:YAG; and

—	Q-switched Nd:YAG.

        Applications. Physicians use our surgical systems in a number of applications, including those listed below:

—	Ear/Nose/Throat (ENT or otolaryngology). We have pioneered several ENT applications for both operating room and office environments. Our UltraPulse SurgiTouch CO2 system enables the physician to create precise, hemostatic incisions and excisions and to ablate soft tissue with minimal thermal necrosis to the surrounding area. Surgical accuracy and precision is enhanced through the use of the Digital Accublade microsurgery system. These devices can be easily adapted for freehand surgery, laser microsurgery, and rigid endoscopy. ENT surgeons use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	AcuPulse.

In addition, at the end of 2008 we entered into an exclusive agreement with Valam (ARC Lasers) to distribute their Fox diode laser in the United States. This laser is intended to be used for the ENT office setting.

—	Gastroenterology. Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gastroenterologic surgeons use the following product that we offer:

—	VersaPulse Power Suite.

In 2008, we launched the SlimLine GI fiber to be used in conjunction with the VersaPulse Power Suite system for the treatment of stones in the Common Bile Duct using Endoscopic Retrograde Cholangiopancreotography (ERCP).

—	General Surgery. General surgeons use our lasers for open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions. General surgeons use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	10S Series.

—	Gynecology. Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

—	VersaPulse Power Suite;

—	UltraPulse SurgiTouch; and

—	Compact 30/40C.

—	Neurosurgery. Neurosurgeons use our lasers for precise cutting procedures. Neurosurgeons use the following products that we offer:

—	UltraPulse SurgiTouch; and

—	10S Series.

—	Podiatry. Podiatrists require lasers to perform precise hemostatic procedures, such as radical nail excisions, treat fungal and ingrown nails, plantar warts and neuromas, and perform ablations. Podiatrists use the following products that we offer:

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	10S Series.

—	Thoracic & Pulmonary. Thoracic surgeons use lasers for soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree. For these applications, thoracic surgeons use the following products that we offer:

—	VersaPulse Power Suite;

—	UltraPulse SurgiTouch;

—	Compact 30/40C; and

—	10S Series.

—	Urology/Genitourinary. Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy; and BPH. BPH affects over 60% of men over the age of 60. Lumenis offers two procedures for BPH Management: Holmium Laser Ablation of the Prostate (or HoLAP) and Holmium Laser Enucleation of the Prostate (or HoLEP). We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard-to-reach areas. Urologists use this laser to respect, ablate and coagulate tissue. Urologists use the following systems that we offer:

—	VersaPulse Power Suite.

      Products Under Development.

        Our surgical product development platforms focus on improving our VersaPulse Power Suite Holmium and UltraPulse SurgiTouch and Compact CO2 lasers, as well as creating more surgical and interventional applications for our products.

      Marketing, Distribution & Sales.

        The strategic planning and strategic marketing for our Surgical business unit takes place in Santa Clara, California. Our surgical products are distributed and marketed through a global network of direct sales representatives, medical distributors and strategic partners. In the United States, our largest surgical market, distribution is carried out by a combination of direct sales representatives and Boston Scientific Corp. (“Boston Scientific”), under a distribution agreement entered into with us in 2001. Our direct sales organizations sells surgical (as well as ophthalmic) lasers to hospitals, ambulatory surgery centers and physician offices in five clinical areas: urology, ENT, gynecology, gastroenterology and ophthalmology. Boston Scientific distributes our holmium laser fibers for urology. In addition, Boston Scientific and Lumenis co-distribute holmium lasers into the urology market. In Japan, Boston Scientific has the exclusive distribution rights for our holmium lasers and fibers for urology. With respect to ENT, gynecology and gastroenterology, we sell through our own direct or distributor sales channels in all regions of the world, including the United States. Under our distribution agreement with PolyDiagnost, entered into in November 2008, we have the worldwide right to distribute the Endognost PolyScope flexible endoscope line of products.

      Manufacture.

        All of our surgical lasers are manufactured in Yokneam, Israel. In addition, we have partnered with leaders in the field of fiber optics for the manufacture of all of our surgical laser fibers. However, the majority of the value added manufacturing steps are carried out in Yokneam, whether or not we partner with third party suppliers. We maintain our core manufacturing expertise in laser optics, laser physics and software development.

      Competitors.

        Lumenis is active in several different markets for surgical applications. The competition varies significantly between these markets, as well as between the different regions.

        Our principal direct competitors in the surgical market are: AMS (American Medical Systems, through its acquisition of Laserscope); Bioletic AG / CeramOptec; Deka Laser Technologies, Inc.; Diomed Inc.; Dornier MedTech; Lisa Laser Products OHG; Olympus Corp. / Gyrus ACMI; Karl Storz GmbH; Trimedyne Inc.; and SSI.

Aesthetic Strategic Business Unit.

        We are a major player in the laser aesthetic market and supply solutions for most of the laser aesthetic and medical dermatological application. In 2008, we derived approximately 42% of our revenues from our Aesthetic business.

      Strategy.

        Our strategy for our Aesthetic business is to address the aesthetic and medical dermatological needs of our core customers in plastic surgery and dermatology through collaborative innovation with consultants and service providers from luminary physicians and institutions. This development path validates new technology for ourselves and for practicing physicians.

      Aesthetic Products.

        The following are the major products we currently market for aesthetic and dermatological applications. We have designed some of our systems to have the versatility to treat several different conditions.

        Lumenis One System.  Our Lumenis One system is our leading aesthetic product and offers the following three technologies on one multi-technology and multi-application customizable and upgradeable platform:

—	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

—	LightSheer diode laser for hair removal; and

—	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions.

        IPL Quantum.  Our IPL Quantum family of systems includes the following:

—	IPL Quantum SR system provides IPL photorejuvenation treatments for the treatment of benign pigmented lesions, solar lentingos, rosacea and vascular lesions;

—	IPL Quantum DL system that consists of an Nd:YAG laser for treating leg veins and deep vascular lesions;

—	IPL Quantum HR system upgrade that consists of a multiple wavelength IPL for hair removal; and

—	IPL Quantum QS system upgrade that consists of a Q-switched Nd:YAG laser for tattoo removal.

        LightSheer. Our LightSheer family of systems includes the following:

—	LightSheer system that utilizes an 810nm high-power pulsed diode laser that provide safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective, simple-to-operate and low-maintenance system. The LightSheer is available as both a stand-alone system or as a module for the Lumenis One multi-technology platform.

—	LightSheer Duet that utilizes a new proprietary hand piece design that allows for significantly faster and more comfortable hair removal treatment utilizing a unique vacuum assisted technology.

        Aluma. Our Aluma skin renewal system uses FACES technology in the treatment of wrinkles in a procedure involving low-downtime and minimal pain.

        Ultrapulse SurgiTouch/ActiveFX and DeepFX.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser. The UltraPulse was among the first that made laser skin resurfacing possible. This high-powered laser provides performance enhancement over lower-powered CO2 lasers. It is used for performing a wide range of surgical and aesthetic procedures, including the minimally ablative ActiveFX and DeepFX procedures and the full face resurfacing procedure, and for blepheroplasty. ActiveFX is a fractional laser procedure, launched in April 2006, performed in a single treatment with minimal patient downtime. With the increasing availability of aesthetic treatments, more and more patients are seeking a remedy for fine lines, wrinkles, dyschromia, and skin laxity. Many of these patients have active personal and professional lives, and want a treatment that is both effective and convenient. We offer ActiveFX as a solution for these patients. During fractional treatment, only a portion of the skin’s surface is treated by the laser, leaving small “bridges” of untouched skin. This technique makes the healing process quicker and enables patients to get back to their normal life-styles sooner. DeepFX is a new, fast recovery time fractional treatment introduced in December 2007. DeepFX treats microscopic columns in skin for deeper results and effects on wrinkles, sun damage and scars.

        Applications.  The following are the primary applications for our aesthetic systems:

—	hair removal;

—	removal of benign pigmented lesions including brown spots, age spots, sunspots, scars and stretch marks;

—	treatment of wrinkles;

—	improving dyschromia, uneven pigment, skin texture and tone, as well as reducing the results of sun damage, environmental exposure and the effects of aging;

—	removal of benign vascular lesions, including leg veins, spider veins on legs and face, deep vascular lesions and other red spots; and

—	treatment of scars.

        Technologies. Our aesthetic systems utilize the following technologies:

—	IPL;

—	CO2 lasers;

—	Radio Frequency;

—	Nd:YAG lasers; and

—	diode lasers.

      Products Under Development

        Product line extensions are in development for the LightSheer Brand, for CO2 systems and a new multi-application platform that will be the successor product to the Quantum. We expect to launch these products in the near future.

      Marketing, Distribution & Sales.

        The strategic planning and strategic marketing for our Aesthetic business unit is situated in Santa Clara, California. We have substantial direct sales presence for our aesthetic and dermatological products in the United States, China, Japan, Germany, Italy and the United Kingdom. Elsewhere, sales are generally effected through a network of distributors.

      Manufacture.

        All of our aesthetic products are manufactured in Yokneam, Israel and at sub contractors in the United States and Israel.

      Competitors.

        Our principal direct competitors in the aesthetic market are: Alma Lasers Ltd.; Candela Corporation; Cutera Inc.; Cynosure, Inc.; Deka Laser Technologies, Inc; Lasering s.r.l.; Lutronic Corporation; Palomar Medical Technologies, Inc.; Sciton Inc.; Solta Medical Inc.; and Syneron Medical Ltd.

Lumenis Vision (Ophthalmic) Strategic Business Unit.

        CMG was a leader in the ophthalmic laser market since its introduction of the first argon photocoagulator system in 1970 for the treatment of retinal diseases and glaucoma. CMG had achieved a widespread reputation for innovations and product excellence with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. Since our acquisition of CMG, we have been developing products that include both laser and other innovative technology solutions for the treatment of a variety of sight-threatening diseases. In 2008, we derived approximately 23% of our revenues from our Ophthalmic business.

      Strategy.

        Our strategy for our Ophthalmic business is to address the needs of our core customers through collaborative innovation with consultants and service providers from luminary physicians and institutions. This development path validates new technology for ourselves and for practicing physicians.

      Ophthalmic Products.

        We currently market the following products for ophthalmology applications.

        Selecta Lasers.  Our Selecta systems are based upon normal and frequency doubled Nd:YAG lasers and include single-application systems as well as multi-technology and multi-application platforms. They consist of the following:

—	Selecta II: SLT 532 nanometer (nm) Nd:YAG laser for open angle glaucoma;

—	Selecta Duet: SLT 532 nm Nd:YAG laser for open angle glaucoma and 1064 nm Nd:YAG laser for cataracts. Our Selecta Duet is the first laser to treat both glaucoma and secondary cataracts and has been manufactured by another company for us. We have terminated this manufacturing contract and are developing a replacement product, including some improved features, which we expect to release in 2009; and

—	Selecta Trio: SLT 532 nm Nd:YAG laser for open angle glaucoma and 1064 nm Nd:YAG laser for cataracts with Q-Switched feature.

        Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

—	Novus Varia; and

—	Novus Spectra.

        Our Novus Varia as one of the first three-color diode-pumped ophthalmic laser. Our Novus Spectra, a 532 nm green diode-pumped solid-state photocoagulation laser, was the first product to result from our integration of HGM Medical Systems, which we acquired in December 2001.

        Aura PT/Aura II.  The Aura PT and Aura II ophthalmic YAG photodisruptor laser system represent our latest YAG ophthalmic product offering, and may be used for anterior-segment procedures such as laser iridotomy and capsulotomy.

        Accessories.  We offer a number of ophthalmology accessories for use in conjunction with our laser systems, including the LumeProbe Endo Photocoagulation Laser Probes, which ensures that the laser beam goes directly to the targeted tissue, launched in November 2008.

        In November 2005, we received FDA clearance to market the first coaxial multicolor laser indirect ophthalmoscope, or LIO, for the delivery of photcoagulator laser energy during ophthalmic surgery. It is compatible with our Novus 3000 and Novus Varia, and its main benefits include superior performance, integrated multi-wavelength eye safety filters and ease-of-use.

        Technology.  Our ophthalmology systems use the following technologies:

—	Nd:YAG lasers;

—	argon lasers; and

—	diode-pumped and other solid state lasers.

        Applications. The following are the primary applications for our ophthalmology systems:

—	Open-angle glaucoma. We offer the following ophthalmic laser systems that provide ophthalmologists with essential surgical tools that help lower intraocular pressure and control open-angle glaucoma, a progressive, degenerative disease that threatens the sight of millions of people worldwide:

—	Selecta II;

—	Selecta Duet; and

—	Selecta Trio.

—	Retina. The retina generally responds well to laser treatment and our ophthalmic lasers offer treatment versatility and optimize therapeutic effect for today’s challenging retinal procedures. We offer the following lasers for retinal treatment:

—	Selecta Trio;

—	Novus Varia; and

—	Novus Spectra.

—	Comprehensive Ophthalmology. The precision and control of laser light combined with laser delivery systems offers significant advantages in a wide range of minimally invasive techniques for ophthalmology. We offer the following ophthalmic lasers used to preserve and improve vision and treat many sight-threatening diseases, including diabetic retinopathy, glaucoma, Age-related Macular Degeneration (or AMD), and secondary cataracts:

—	Selecta Duet;

—	Selecta Trio;

—	Novus Varia; and

—	Novus Spectra.

        For our ophthalmology systems, set out below are the primary laser tissue interaction:

—	Photocoagulation. The purpose of this application is to heat or coagulate tissue. The primary application is the treatment of diabetic retinopathy, an abnormal vascular disease of the retina. The following products provide photocoagulation treatment:

—	Novus Varia;

—	Novus Spectra; and

—	Novus Spectra Dual Port.

—	Photodisruption. A photodisruptor creates a small optical breakdown, or spark, to separate tissue or drill holes in the retina. The primary application is capsulotomy or perforation of the posterior capsule, a membrane left after removal of the cataractous lens. A secondary application is drilling holes in the iris, laser iridotomy, to relieve pressure in narrow angle glaucoma. The following products provide photodisruptor treatment:

—	Selecta Duet; and

—	Aura PT/Aura II.

—	Selective Laser Trabeculoplasty (or SLT). SLT is used to selectively target individual trabecular meshwork cells to activate a biologic response that increases outflow of fluid to reduce intraocular pressure in open angle glaucoma. SLT is performed using the following products:

—	Selecta II; and

—	Selecta Duet.

—	Refractive Correction. This is the correction of near and far sightedness and astigmatism. In China, Hong Kong and Japan, Lumenis distributes the Allegretto Wave((1)) laser, manufactured by Wavelight Laser Technologie AG, which has the capability of “custom ablation” to achieve better corrective vision for patients.

      Products Under Development.

        Our ophthalmic product development is primarily in two areas: product enhancements focusing on improving our Novus Varia laser, as well as the Selecta and Spectra Family of products; and product development focusing on selective retina treatment (or SRT), or a paradigm shift for retinal laser treatments with the potential to enhance sight preservation for patients affected by several retinal diseases.

      Marketing, Distribution & Sales.

        The strategic planning and strategic marketing for our Ophthalmic business unit is situated in Salt Lake City, Utah and Yokneam, Israel. Lumenis’s ophthalmic products are distributed and marketing through a global network of direct sales representative and medical distributors. In the United States, China, Japan, Germany and Italy, distribution is generally through direct sales representatives, who sell ophthalmic (as well as surgical) lasers to hospitals, outpatients and ophthalmologists. Elsewhere, sales are generally effected through a network of distributors.

(1) This mark is used by Lumenis under a license from WaveLight Laser Technologie AG.

      Manufacture.

        With the exception of the Aura PT, all of our ophthalmic lasers are manufactured in Salt Lake City, Utah. In addition, we have partnered with a fiber optics manufacturer of our endo ocular laser probes. Whether or not we partner with third party suppliers, we maintain our core manufacturing expertise in laser optics, laser physics and software development.

      Competitors.

        Our principal direct competitors in the ophthalmic market are: Alcon Corporation; Carl Zeiss Meditech AG; Ellex Medical Lasers Ltd.; Iridex Corporation; Nidek Technologies Inc.; Optimedica Corporation; and Quantel Corporation.

Marketing, Distribution and Sales.

        We have established four regional centers, as described below, to coordinate local sales, marketing, service and administrative functions for all of our product systems. Strategic planning and strategic marketing is situated either in the United States or in Israel. In addition to the sale of products, we generate revenues from service calls, maintenance agreements, sales of parts and accessories and the distribution of clinical management software with respect to some of our products. We sell our products directly primarily in five countries, namely, the United States, Italy, Germany, Japan and China (including Hong Kong), with sales of our aesthetic products also being effected directly in the United Kingdom. We sell the remainder of our products through our global distributor networks, consisting of over 90 independent distributors. These distributors sell our products in over 100 countries around the world. We generally grant our distributors exclusive territories for the sale of particular products in specified countries.

        We have a regional sales, service and administrative center in each of the following geographic areas:

—	Americas, headquartered in Santa Clara, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. (For part of 2008, Latin America and the Caribbean had, but no longer has, a separate center.) In this market, approximately 90% of our net sales are in the United States, nearly all of which are direct to customers through our sales personnel in the United States. The remainder of sales in the region are almost all distributor sales, through a network of almost 20 distributors.

—	Europe, the Middle East and Africa (or EMEA), headquartered near Frankfurt, Germany, which is responsible for direct sales in Germany, Italy and (aesthetic products only) the United Kingdom and for distributor sales in the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 60 distributors. The European headquarters also manages our main distribution center outside the United States. In our EMEA market, we have a presence in over 70 countries. Approximately 70% of our net sales are to distributors, and approximately 30% of our net sales are direct to customers through our sales personnel. Germany, Italy, the United Kingdom, France and Spain are our largest Europe sub-markets.

—	China, headquartered in Beijing, China, and Asia Pacific, headquartered in Hong Kong, which are responsible for direct sales operations in the People’s Republic of China and Hong Kong as well as distributor sales in the other countries in Asia and in the rest of the world, where not covered elsewhere.

—	Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In our Japanese market, most of our net sales are direct to customers through our sales personnel in Japan.

        We also have entered into distribution agreements with other manufacturers to grant us rights to distribute third party products that complement our product offerings, such as Allegretto Wave laser for laser vision correction and cataracts and Aura photodisruptor for capsulotomy, all of which we sell through our regional sales and service centers.

        Since 2005, we have outsourced our global transportation and warehousing activities to UPS Supply Chain Solutions, a subsidiary of UPS, which provides logistics, warehouse management, customs and transportation services for all our activities worldwide and also provides specialty services, such as critical order management and service parts logistics. In addition, we have outsourced our global information technology services to EDS Israel, the Israel subsidiary of EDS, a Hewlett-Packard company.

        To assist customers in financing their purchases of our products, we or our distributors may introduce such customers to one of a number of independent leasing companies.

Seasonality of Business.

        We generally sell more of our products during the second and the fourth fiscal quarters than in the first and third fiscal quarters. We believe that this is because during the third fiscal quarter many physician customers take summer vacation and during the first fiscal quarter many hospitals and medical organizations have not yet assessed their needs and budgets for the upcoming year.

Breakdown of Net Sales by Activity and Geographic Market.

        See “Breakdown of Net Sales by Activity and Geographic Market” in Item 5.A below for a breakdown of our revenues by category of activity and geographic market for each of the last three financial years.

Service and Customer Support.

        Service and customer support (known as Lumenis Service) is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see above under “Marketing, Distribution and Sales”), or elsewhere, by local independent distributors, supported by our geographic or global support centers.

        We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

        Lumenis Service is responsible for providing the following main categories of service and customer support functions for our products:

—	Communication Centers in each of the regional centers for our four geographic sales and marketing areas (Japan, China/Asia Pacific, the Americas, Europe) with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventative servicing activities at the customer site;

—	Training: Lumenis Service provides hands-on, practical basic and advanced technical training and certification of field service engineers for practically all our products. Distributor service personnel are required to attend such training course and certified to become authorized;

—	Configuration Control: Publishing and controlling all technical documentation – service manuals, technical bulletins and updates, upgrade kits and online knowledge base enabling global updated knowledge base; and

—	Spare Parts and Logistics Channels: We operatewarehouses in each of the above geographic areas, as well as global distribution centers with thousands of required parts in inventory with the aim of ensuring long term support to our customers.

Manufacturing.

        We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured; and Salt Lake City, Utah, where ophthalmic products are manufactured. We have outsourced the manufacture of some of our aesthetic products.

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

Sources and Availability of Raw Materials.

        We manufacture our products from a large number of parts, using standard components as well as specially developed subassemblies supplied by subcontractors and vendors worldwide meeting our specifications.

        Some of our critical components are supplied by sole sources. Due to their sophisticated nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three- to nine-month estimate of future orders.

        We use UPS as our global logistics vendor to provide logistics and related services, including storing and stocking our raw materials inventory and finished goods inventory, in most of the geographic areas in which we operate.

        We order raw materials, including optical and electronic parts, which we send in kits to subcontractors for assembly of components and subassemblies. We conduct assembly (in part), integration, and quality assurance of the components and subassemblies at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility.

Competition.

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

        The names of our principal direct competitors (with respect to each of our Business Units) are listed in the descriptions of the relevant Business Unit above.

        Some of our competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than we do, and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. To compete effectively, we will need to continue to expand our product offerings, update our existing products, develop innovative technologies and expand our distribution. Our competitive position depends upon a number of factors, including the following:

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

Research and Development.

        Our research and development strategy is to develop high quality products and related accessories to maintain our competitive advantage. Our research and development efforts are conducted at our Yokneam, Israel, Salt Lake City, Utah, and Santa Clara, California facilities. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

        We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in this Item below.

Patents and Intellectual Property.

        We have obtained and now hold approximately 150 patents in the United States and 100 patents outside of the United States and have outstanding applications for approximately 55 patents in the United States and 25 patents outside of the United States. In general, however, we rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of twenty years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date.

        Technologies related to our business, such as laser and IPL technologies, have been rapidly developing in recent years. Numerous parties have sought patent protection on developments in these technologies.

        Our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to operate without infringing on the intellectual property rights of third parties. Loss or invalidation of certain of these patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. The patent position of many inventions in the areas related to our business is highly uncertain, involves many complex legal, factual and technical issues and has recently been the subject of litigation industry-wide. There is no certainty in predicting the breadth of allowable patent claims in such areas or the degree of protection afforded under such patents. As a result, there can be no assurance that patent applications relating to our products or technologies will result in patents being issued, that patents issued or licensed to us will be useful against competitors or that we will enjoy patent protection for any significant period of time.

        It is possible that patents issued or licensed to us will be successfully challenged or that patents issued to others may preclude us from commercializing our products under development. Litigation to establish or challenge the validity of patents, to defend against infringement, enforceability or invalidity claims or to assert infringement, invalidity or enforceability claims against others, if required, can be lengthy and expensive, and may result in determinations materially adverse to us. We cannot assure you that the products currently marketed or under development by us will not be found to infringe patents issued or licensed to others. Likewise, we cannot assure you that other parties will not independently develop similar technologies, duplicate our technologies or, with respect to patents that are issued to us or rights licensed to us, design around the patented aspects of the technologies. Third parties may also obtain patents that we may need to license from them in order to conduct our business.

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

        We also rely on protection available under trademark law. We currently hold registered trademarks in various jurisdictions in connection with approximately 20 different trade names and marks. However, our current strategy is to concentrate our future trademark registration activities on the mark “Lumenis” and certain key product names, in particular, LightSheer and Ultrapulse.

Government Regulation.

        The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the European Union (the “E.U.”) and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under United States federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time-consuming and subject to unanticipated delays.

        Among the conditions for FDA approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the Quality System Regulations, or QSR, which must be followed at all times. The QSR impose certain procedural and documentation requirements upon a company with respect to design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production, from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

        Our quality system is certified to ISO 13485, a globally recognized standard established for medical device companies by the International Standards Organization in Geneva, Switzerland. ISO 13485 embraces principles of the QSR and is a comprehensive quality assurance standard. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

        In 1998, the E.U. determined that marketing or selling any medical products or devices within the European community requires a CE Mark according to the European Medical Device Directive. It is the responsibility of member states to ensure that devices capable of compromising the health and safety of patients (and users) do not enter the market. Obtaining a CE Mark for medical devices is regulated according to the European Medical Device Directive. The medical device must comply with the requirements of the European Medical Device Directive that applies at each stage, from design to final inspection. We have complied with the E.U. standards and have received the CE Mark for all of our systems distributed in the E.U.

        International sales are subject to specific foreign government regulations and those regulations vary from country to country. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

Financial Information about Foreign and Domestic Operations and Export.

        See “Breakdown of Net Sales by Activity and Geographic Market” in Item 5.A below and Note 18 to our consolidated financial statements included in this annual report for financial information about the geographic areas of our business.

        See “Export Sales” in Item 8.A below for a breakdown of the amount of our export sales for each of the last three fiscal years.

        Our worldwide business is subject to risks of currency fluctuations, governmental actions and other governmental proceedings outside of Israel. We do not regard these risks as a deterrent to further expansion of our operations outside of Israel. However, we closely review our methods of operations and adopt strategies responsive to changing economic and political conditions.

        For risks related to our operations in Israel, see “Conditions in Israel” in this Item below.

Conditions In Israel.

        We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel, including those discussed in the “Risks Relating Primarily to our Location in Israel” in Item 3.D above and in “Operating Results” in Item 5.A below, which could affect our results of operations.

Israeli Tax Considerations and Government Programs.

        The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our Company. For a discussion of the Israeli tax consequences related to ownership of our capital stock, please see “Israeli Taxation Considerations” in Item 10.E below.

General Corporate Tax Structure in Israel.

        The regular rate of corporate tax, which Israeli companies were subject to in 2008 was 27% (such tax rate has been reduced to 26% in 2009 and will be reduced further to 25% in 2010). Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to the then-current corporate rate applicable to a company). However, the effective tax rate payable by a company that derives income from an Approved Enterprise/Privilege Enterprise, discussed further below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item below.

        Following an additional amendment to the Israeli Income Tax Ordinance (the “ITO”), which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of tax (instead of 25%) for income derived from dividend distributions received from a foreign subsidiary that is distributed and used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, the period during which the dividend income will be used in Israel and the amount of loans that the foreign subsidiary received from the corporation.

        Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 5762-2002 (the “Reform Law”), tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the Reform Law, the reduced tax rate will apply only to the portion of the profit that arose after the adoption of the Reform Law, as computed according to the law. Further, the Reform Law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The Reform Law also provides for the possibility to offset capital losses from sale of properties outside Israel against capital gains in Israel.

        Besides being subject to the general corporate tax rules in Israel, we have also from time to time applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments.

        The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. We have received approval for some of our investment programs in accordance with the Investment Law.

        The Investment Law was significantly amended effective April 2005. Tax benefits granted in accordance with the provisions of the Investment Law prior to its revision remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

        Tax benefits for Approved Enterprises approved before April 1, 2005.

        Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the “Investment Center”). Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the period of exemption is ten years. The benefits commence with the date on that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors Company (“FIC”). A FIC eligible for benefits is essentially a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis. A company that qualifies as an FIC will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

        The tax rates and related levels of foreign investments are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such company not elected the alternative route. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

        In addition, if the dividend is distributed during the tax exemption period or within 12 years thereafter, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

        Tax benefits under an Amendment that became effective on April 1, 2005.

        Pursuant to an amendment to the Investment Law effected on April 1 2005, the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. Approved Enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. These Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

        Tax benefits are available under the amendment to the Investment Law to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the amendment states that a company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows a company to receive a privileged status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Privileged Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

        An industrial enterprise that sells a specific product that constitutes a component in another product manufactured by another industrial enterprise (which is, or was, a beneficiary enterprise or an Approved Enterprise) must meet the conditions stipulated in the relevant regulations regarding the encouragement of capital investments.

        Dividends paid out of income derived by a Privileged Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income derived by a Privileged Enterprise (or out of dividends received from a company whose income is derived from a Privileged Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Privileged Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a FIC, in which case the 12-year limit does not apply.

        A company qualifying for tax privilege under the amendment that pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower depending on the level of foreign investment.

        As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, would subject us to taxes upon distribution or liquidation. As of December 31, 2008, we did not have any income attributed to Privilege Enterprise status.

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

        See “Legal Proceedings – Assessment from the Israel Tax Authority” in Item 8.A below for a description of a contested tax assessment from the Israeli Tax Authority relating to the proposed disallowance for certain tax benefits available under our Approved Enterprises.

Tax Benefits and Grants for Research and Development.

        Israeli tax law allows, under specific conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred. These expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the enterprise. Furthermore, the research and development is carried out by or on behalf of the company seeking the deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

        The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”), pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder (the “Research and Development Law”). Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5%, depending on the number of years that lapse between receipt of the grant and repayment.

        In June 2005, an amendment to the Research and Development Law came into effect, which is designed to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. The Research and Development Law generally requires that a product developed under a program be manufactured in Israel. However, upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights to outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which an applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

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

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. Generally, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law. In addition, the rules of the OCS may require additional information or representations in respect of certain of such events.

        The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2009 we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 2001. However, we recently applied to the OCS for certain grants under the Research and Development Law and, in May 2009, we received approval from the OCS for two of our applications relating to grants in an aggregate amount of approximately $0.5 million.

        In return for the Israel government’s participation payments in programs approved by the OCS, we and our subsidiaries are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. In the years ended December 31, 2006, 2007 and 2008, we and our subsidiaries incurred royalty expenses payable to the OCS in aggregate amounts of $451,000, $344,000 and $678,000, respectively. As of December 31, 2008, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $2.4 million, which will be repaid to the government in the form of royalties on sales of those products that reach the market.

Tax Benefits under the Law for the Encouragement of Industry (Taxes).

        According to the Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), an “industrial company” is a company resident in Israel that derives 90% or more of its income in any tax year (other than government loans, and specific kinds of passive income such as capital gains, interest and dividends) from an “industrial enterprise” that it owns. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

        Under the Industry Encouragement Law, industrial companies are entitled to the following tax benefits, among others:

—	Deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

—	Deduction over a three-year period of expenses related to a public offering;

—	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	Accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an “industrial company” within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions.

        The Income Tax Law (Inflationary Adjustments), 5745-1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Certain features of the Inflationary Adjustments Law are described below:

—	When a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli Consumer Price Index (the “CPI”).

—	If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

        In February 2008, Israel’s parliament, the Knesset, passed an amendment to the Inflationary Adjustments Law that limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the CPI carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

        The ITO and regulations promulgated thereunder allow FICs, which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their dollar financial statements.

C. Organizational Structure.

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

        (See also the list of subsidiaries appended to this annual report as Exhibit 8.)

D. Property, Plants and Equipment.

        Our principal executive offices are in Yokneam, Israel, and our principal engineering, development, manufacturing, shipping and service operations are located in facilities in Yokneam, Israel; Santa Clara, California; and in Salt Lake City, Utah.

        All of our facilities are leased, we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)

Yokneam, Israel (1)	86,700
Santa Clara, California (2)	70,000
Salt Lake City, Utah (3)	57,100
Japan (4)	31,300
China and Hong Kong (5)	23,400
Rest of the World (6)	27,300

Total	295,800

(1)	The lease for our initial facility in Yokneam (of approximately 48,100 square feet, including approximately 5,800 square feet added in January 2007) expires on July 31, 2011, and the lease for our second facility in Yokneam (of approximately 37,200 square feet) expired in January 2009 but was renewed for a further term expiring on January 28, 2011, with an option for Lumenis to terminate the lease at any time after January 28, 2010 upon 120 days prior notice. Also included in the above table is an additional warehouse facility in Yokneam, of approximately 1,400 square feet.
(2)	The lease for the Santa Clara facility expires on December 31, 2012.
(3)	The building that comprises our Salt Lake City facility was owned by us until 2006, when it was sold and leased back to us under a lease that expires on September 30, 2013.
(4)	Consists primarily of sales offices, situated in several cities throughout Japan. In August 2009, the Japanese head office will be relocated to a new facility in Tokyo.
(5)	Consists primarily of sales offices, situated in several cities throughout China, including Hong Kong.
(6)	Consists primarily of sales/marketing offices, in Germany, India, Italy and the United Kingdom. Excludes an empty facility of 19,000 square feet in Warwickshire, UK and an office, not currently utilized, of approximately 1,000 square feet in Sao Paulo, Brazil.

        On January 8, 2008, we entered into a lease agreement regarding construction and leasing of a new Yokneam facility to house our headquarters. The new facility will consolidate in one building all the operations currently carried on by us at our two present Yokneam facilities, the leases in respect of which expire in 2011. Pursuant to the agreement, the developer agreed to purchase the land and build the facility and we have agreed to enter into a lease for a term of ten years. The project is expected to take two years to complete and occupancy is expected by approximately January 2010. The lease payments will be approximately $2.2 million per annum from 2010 through 2019. The agreement’s terms stipulate that a portion of the lease payments will be based on amounts invested on internal build-out of the new facilities requested by us, and, accordingly, the $2.2 million per annum amount includes our current estimate of nearly $0.8 million per annum for this variable portion of the expected future lease payments. Initially, the structure will comprise approximately 170,000 square feet, while it may possibly be expanded (upon our request) to approximately 260,000 square feet in the future.

        The only new office opened by us since January 1, 2007 is in Guangzhou, China, which we opened in December 2007.

        Since January 1, 2007, we have completed the closure of the following facilities at the indicated times:

—	February 2007, administrative offices (2,370 square feet) in Ramat Gan, Israel;

—	March 2007, administrative offices (approximately 5,000 square feet) in New York City, New York;

—	December 2008, an office (540 square feet) in Amsterdam, Netherlands;

—	March 2009, sales and marketing offices (4,230 square feet) in Paris, France; and

—	June 2009, a warehouse (11,138 square feet) in Salt Lake City, Utah.

        In accordance with our logistics services agreement with UPS, we maintain inventory at the UPS warehouse facilities in Caesarea, Israel; Louisville, Kentucky; and Salt Lake City, Utah.

        The debt to our Bank is secured by charges on substantially all of our assets. For further information regarding this debt, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B below.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

         Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Statements Regarding Forward-Looking Statements” and in Item3.D “Key Information – Risk Factors”.

A. Operating Results.

Critical Accounting Policies and Estimates.

        The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, tangible and intangible assets, income taxes, financing, warranty obligations, restructuring, long-term service contracts, contingencies and litigation.

        We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

—	Revenue recognition;

—	Allowance for doubtful accounts;

—	Inventory valuation and provisions;

—	Valuation of goodwill;

—	Provision for warranty obligations;

—	Legal contingencies; and

—	Income tax reserves.

        For a detailed discussion of the application of these and other accounting policies, see Note 3 to our consolidated financial statements included in this annual report.

        Revenue recognition.  We recognize revenues in accordance with SEC Staff Accounting Bulletin (or “SAB”) No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), which requires that the following four criteria be met in order to recognize revenue:

1) Persuasive evidence of an agreement exists;

2) Delivery has occurred or services have been rendered;

3) The selling price is fixed or determinable; and,

4) Collectibility is reasonably assured.

        The timing of revenue recognition amongst the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

        Our products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we generally consider distributors as end-users.

        In general, we do not grant rights of return. However, returns are granted from time to time for business reasons. We maintain a provision for returns in accordance with Statement of Financial Accounting Standards (or “SFAS”) No. 48, “Revenue Recognition When Right of Return Exists” issued by the Financial Accounting Standards Board (or “FASB”), which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

        Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where the Company has not completed delivery of goods in accordance with the agreed-upon delivery terms.

        Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, our accounting policy complies with the revenue determination requirements set forth in Emerging Issues Task Force (or “EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliveries” (“EITF 00-21”), ratified by the FASB, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

        The primary type of transaction in which we engage for which EITF 00-21 is relevant pertains to orders from customers of our systems in which the sales agreement includes multiple elements that are delivered at different points in time. Such elements may include some or all of the following:

-	products;

-	installation of systems and training; and

-	extended warranty contracts (most systems are sold with a standard one year warranty).

        We consider the sale of a product and the extended warranty element in the related agreement to be two separate accounting units of the arrangement, and we defer the fair value of the extended warranty element to the period in which it is earned.

        In respect of sale of products, installation of systems and training, we consider the elements in the arrangement to be a single unit of accounting. In accordance with SAB 104, we have concluded that our arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of our systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system, and, therefore, we recognize revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and we provide for installation and training costs as appropriate.

        In accordance with EITF Issue 00-10, “Accounting for Shipping and Handling Fees and Costs”, reimbursed shipping and handling costs for product sales are included in revenue, with the related expense included in cost of revenues.

        Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees. or third party insurance. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management’s judgment and estimates in establishing the allowances. The allowance for doubtful accounts as of December 31, 2007 and 2008 amounted to $3.3 million and $4.1 million, respectively.

         Inventory valuation and provisions. Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory, and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates. During 2008, 2007 and 2006, we recorded write-offs for inventory no longer required in amounts of approximately $5.7 million, $4.0 million and $4.4 million, respectively.

        Goodwill and other intangible assets.  Goodwill has been recorded in our financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying values. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment.

        Effective January 1, 2008, as a result of the re-organization of our reporting structure into business segments, we identified three reporting units that represent the three business reporting segments in which we operate, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, we reassigned the carrying amount of goodwill to the each new business reporting segment based on such segment’s relative fair value.

        In 2007 and 2006, for the purposes of impairment testing of goodwill, we had identified four reporting units. The four reporting units represented the four geographic regions in which we operate, namely: (i) the Americas; (ii) Europe (including the Middle East and Africa); (iii) China-Asia Pacific (“China/APAC”); and (iv) Japan.

        The basis for our reporting units determination for goodwill impairment testing for 2008 and 2007 and preceding periods was the guidance and criteria outlined in paragraph 30 of SFAS 142 and EITF D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.”

        For purposes of performing Step One of the SFAS 142 impairment test, we estimated the Business Enterprise Value of each of our reporting units using the Income Approach in the form of a discounted cash flow (“DCF”) analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable and/or model publicly traded companies and/or based on comparable transactions in its industry, was utilized to corroborate the overall value for the reporting unit.

        In 2008, the first step that used the DCF approach to measure the fair value of the Aesthetics reporting unit, indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, we assigned the fair value of the Aesthetics reporting unit, as determined in the first step, to the reporting unit’s individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. In 2008, we recorded impairment of goodwill in the amount of $22.637 million.

        No impairment was noted as a result of our evaluation of goodwill performed during 2007 or 2006.

        Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty on systems sold to end users up to two years. The warranty period begins upon shipment, installation, or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time of sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience and/or management estimates, increases in warranty expense could be necessary. As of December 31, 2007 and 2008, warranty reserves were $5.5 million and $6.4 million, respectively.

        Legal contingencies.  As of the end of each period, we review outstanding legal matters including obtaining input from outside counsel where deemed appropriate. For those matters in which management, after consideration of all relevant and available information, believes that it is probable that a loss will be incurred in the resolution of such matters and such loss can be reasonably quantified, we record a reserve for such estimated losses. As new information becomes available regarding each legal matter, reserves are adjusted accordingly if appropriate. However, upon ultimate resolution of each legal matter, it is possible that actual outcomes can vary from that which was estimated and reserved for by management, and such variances could impact our financial results.

        Income tax reserves.  We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

        In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax positions did not have an effect on our shareholders’ equity. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

Overview.

        We are engaged in research and development, manufacture, marketing, sale and servicing of laser, light-based and radio frequency-based systems and appliances for surgical, aesthetic and ophthalmic applications. We offer a broad range of such products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, podiatry, general surgery, neurosurgery, skin treatments, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, open angle glaucoma, diabetic retinopathy, secondary cataracts and age-related macular degeneration.

Result of Operations.

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total sales revenue.

	For the Year Ended December 31,
	2008	2007	2006

Net sales	100.0%	100.0%	100.0%
Cost of sales	58.9	57.2	57.1

Gross profit	41.1	42.8	42.9
Research and development expenses	7.4	6.1	5.8
Selling and marketing expenses	29.4	27.3	27.2
Impairment of goodwill	8.8	-	-
Restructuring and related costs	0.6	-	-
General and administrative expenses	13.6	19.9	19.7

Total operating expenses	59.8	53.4	52.7
Operating loss	(18.7)	(10.6)	(9.8)
Financial income (expenses)	0.7	1.4	(7.8)
Other expenses, net	-	(0.0)	(0.2)

Loss before taxes on income	(18.0)	(9.2)	(17.8)
Taxes on income	(0.8)	1.3	1.2

Net loss	(17.2)%	(10.5)%	(19.0)%

Breakdown of Net Sales by Activity and Geographic Market.

        The following table presents our net sales by business units for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total net sales):

	2008		2007		2006

Surgical*	$88,940	34.6%	$82,182	30.7%	$82,302	31.1%
Aesthetic	108,343	42.3%	126,172	47.1%	115,273	43.6%
Ophthalmic	59,182	23.1%	59,475	22.2%	66,803	25.3%

Total	$256,465	100.0%	$267,829	100.0%	$264,378	100.0%

* Including $4,971 thousand, $8,490 thousand and $9,397 thousand revenues of the sale of dental and veterinary products in 2008, 2007 and 2006, respectively.

        The following table presents our net sales by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total net sales):

	2008		2007		2006

Americas	$115,201	44.9%	$129,148	48.2%	$127,874	48.4%
Europe, the Middle East and Africa	62,329	24.3%	68,686	25.7%	59,795	22.6%
China/Asia Pacific	37,347	14.6%	33,804	12.6%	39,484	14.9%
Japan	41,588	16.2%	36,191	13.5%	37,225	14.1%

Total	$256,465	100.0%	$267,829	100.0%	$264,378	100.0%

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007.

			Increase in
$ (in thousands)	2008	2007	Dollars	%

Net sales	$256,465	$267,829	$(11,364)	(4.2)%
Cost of sales	$151,124	$153,168	$(2,044)	(1.3)%

Gross profit	$105,341	$114,661	$(9,320)	(8.1)%

        Net Sales. Overall, our total net sales for the year 2008 decreased by 4.2% to $256.5 million, from $267.8 million in 2007. This decrease was mainly attributable to a slow down in the aesthetic market commencing in the second half of 2008, partly offset by the growth in sales from our Surgical business in 2008. The sales in respect of our Surgical business (including dental and veterinary products) grew by 8.2% to $88.9 million in 2008 from $82.2 million in 2007. Excluding dental and veterinary products, the growth in our Surgical business was 14%, to $84 million in 2008 from $73.7 million in 2007. The sales from our Aesthetic business, however, decreased by 14% to $108.3 million in 2008 from $126.2 million in 2007 The sales from our Ophthalmic business remained relatively unchanged at $59.2 million in 2008 compared to $59.5 million in 2007.

        Sales in the Americas, which includes the United States, Canada, Central and South America and the Caribbean, decreased by 11% to $115.2 million in 2008 from $129.1 million in 2007 mainly due to the slowdown in the aesthetic markets. Sales to the EMEA (Europe, Middle East and Africa) region decreased 9.2% to $62.3 million in 2008 compared with $68.7 million in 2007. The decrease was due mainly to lower sales in Spain and Italy, which were slightly offset by an increase in sales in central Europe. Sales in Japan in 2008 were $41.6 million, a 14.9% increase from $36.2 million in 2007. The increase was due mainly to growth in our Surgical and Ophthalmic sales, partly resulting from the appreciation of the exchange rate of Japanese yen versus the dollar. Sales in the China/Asia Pacific region, which includes mainland China, Hong Kong, Australia, Taiwan, Korea and Southeast Asia, were $37.3 million in 2008 compared with $33.8 million in 2007. The increase was due mainly to growth in sales of our Surgical and Ophthalmic products.

        Cost of Sales.  Our cost of sales in 2008 was $151.1 million, a decrease of 1.3% compared with $153.2 million in 2007. This decrease was primarily related to the decrease in our sales in 2008, partly offset by increased investment by our engineering group in improving the quality of our products and increases in freight expenses as a result of higher fuel charges. As a percentage of sales, our cost of revenues increased to 58.9% in 2008 compared to 57.2% in 2007.

			Increase in
$ (in thousands)	2008	2007	Dollars	%

Research and development	$18,950	$16,465	$2,485	15.1%
Sales and marketing	75,458	73,205	2,253	3.0%
Impairment of goodwill	22,637	-	22,637	n/a
Restructuring and related costs	1,420	-	1,420	n/a
General and administrative	34,821	53,379	(18,558)	(34.7)%

Total operating expenses	$153,286	$143,049	$10,237	7.2%

        Research and Development Expenses.  Research and development expenses consist primarily of employee salaries, development-related raw materials and payments to subcontractors, as well as other related costs. Our research and development expenses increased nearly $2.5 million in 2008 to $19.0 million from $16.5 million in 2007, primarily reflecting increased investment associated with the launch and anticipated launch of new products in 2008 and 2009. As a percentage of total sales revenue, research and development expense represented 7.4% of revenues in 2008 compared to 6.1% in 2007.

        Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows and exhibitions, travel and other related expenses. Our selling and marketing expenses increased by $2.3 million in 2008 to $75.5 million from $73.2 million in 2007. This increase was primarily attributable to an increase in our sales and marketing personnel in the first part of the year. Accordingly, selling and marketing expenses as a percentage of total sales revenue increased in 2008 to 29.4% compared to 27.3% in 2007.

        Impairment of Goodwill.  In 2008, we recorded an impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. The impairment of goodwill resulted primarily from the global slowdown in the business environment, which particularly impacted the aesthetic markets and the valuation of our aesthetic related assets.

        Restructuring Expenses.  In the fourth quarter of 2008, we initiated a cost-saving plan, which included the reduction in our work force of approximately 160 employees. This resulted in restructuring expenses of $1.4 million primarily related to one time severance benefits to those employees rendered redundant by the global economic climate.

        General and Administrative.  General and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts and other expenses. Our general and administrative expenses fell in 2008 by 34.7%, to $34.8 million in 2008 compared with $53.4 million in 2007. This large decrease in 2008 was due primarily to the fact that in 2007 we recorded approximately $20 million of non-recurring expenses, including expenses associated with the settlement of various outstanding law suits, legal fees paid pursuant to an indemnification agreement for one of our former officers, spending associated with accounting services related to the preparation of our restated financial statements for 2004 through 2006, and $1.7 million of expenses related to implementation of our new ERP system. As a percentage of total sales revenue, our general and administrative expenses in 2008 decreased to 13.6% compared to 19.9% in 2007.

        Financial Income, Net.  In 2008 we recorded net financial income of $1.7 million as compared to net financial income of $3.9 million in 2007. The decrease in our financial income was mainly attributable to the decrease in our interest income on cash balances, which fell to $0.9 million compared with $3.1 million in 2007.

        Taxes on Income.  In 2008 we recorded tax-related income of $2.1 million compared with a provision for income taxes of $3.5 million in 2007. This increase in tax-related income was primarily due to (i) a $4.3 million tax benefit resulting from the impairment of tax deductible goodwill in our Aesthetic business, as well (ii) lower sales in 2008, which resulted in lower taxable profits.

        Net Loss.  In 2008, we experienced a net loss of $44.2 million, compared with a net loss of $28.1 million in 2007. This significant increase in our net loss in 2008 was primarily attributable to the aesthetic-related impairment of goodwill and the overall slowdown in the global economy commencing in the second half of 2008, which adversely impacted our operating results.

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006.

			Increase in
$ (in thousands)	2007	2006	Dollars	%

Net sales	$267,829	$264,378	$3,451	1%
Cost of sales	$153,168	$150,946	$2,222	1%

Gross profit	$114,661	$113,432	$1,229	1%

        Net Sales.  Our total net sales increased 1% to $267.8 million in 2007 from $264.4 million in 2006. The increase was due mainly to increased sales in 2007 in the Aesthetic business; primarily of our Encore product. Exchange rate fluctuations in some of our markets also had a positive impact on our sales. These increases were significantly offset by decreases in ophthalmic, dental and veterinary sales.

        Sales in the Americas remained essentially flat with an increase of 1% to $129.1 million from $127.9 million in 2006 with significant growth in sales of our Encore aesthetic systems offset by decreased sales of veterinary systems as well as decreased service income. Sales to the EMEA region increased 15% to $68.7 million in 2007 compared with $59.8 million in 2006. The increase was due to stronger aesthetic sales of our Encore and LightSheer products, as well as the depreciation of the dollar relative to the Euro, partially offset by a decline in dental sales. Sales in Japan in 2007 were $36.2 million, 3% below the $37.2 million of 2006. The decline reflected lower ophthalmic sales of the Selecta system offset in part by increased service income and the depreciation of the dollar against the Japanese yen. China/Asia Pacific sales were $33.8 million in 2007 compared with $39.5 million in 2006. This decrease can be attributed to a decline in aesthetic related sales of the Lumenis One and Quantum systems. In addition, as a result of a change in our relationship with Wavelight from being a distributor to a commission based agent, we saw a decrease in associated product sales.

        Cost of Sales.  Cost of sales was $153.2 million in 2007, an increase of $2.3 million compared with $150.9 million in 2006. This increase was primarily related to the increase in sales from 2006 and reflected increased sales of higher margin products offset by increased production costs, as well as the impact of the shekel’s appreciation against the dollar, which raised production costs. As a percentage of sales, cost of sales remained essentially the same in 2007 at 57.2% as compared to 57.1% in 2006.

			Increase in
$ (in thousands)	2007	2006	Dollars	%

Research and development	$16,465	$15,414	$1,051	7%
Sales and marketing	73,205	71,912	1,293	2%
General and administrative	53,379	51,997	1,382	3%

Total operating expenses	$143,049	$139,323	$3,726	3%

        Research and Development Expenses.  Research and development expenses increased nearly $1.1 million in 2007 to $16.5 million from $15.4 million in 2006. The increase in expenses was due primarily to increased spending on materials for new product prototypes, as well as the impact of the appreciation of the shekel against the dollar on such expenses. Research and development expense represented 6.1% and 5.8% of total sales revenue in 2007 and 2006, respectively.

        Selling and Marketing Expenses.  Selling and marketing expenses increased $1.3 million in 2007 to $73.2 million from $71.9 million in 2006. The increase was primarily attributable to higher revenues, which were accompanied by higher selling and marketing expenses. Accordingly, selling and marketing expenses as a percentage of total sales revenue remained relatively flat in 2007 as compared to 2006, at 27.3% and 27.2%, respectively.

        General and Administrative.  General and administrative expenses increased 3% to $53.4 million in 2007 from $52.0 million in 2006. The increase in general and administrative expense in 2007 was due primarily to the recording of various non-recurring expenses, including expenses associated with the settlement of various outstanding litigation ($7.3 million), legal fees paid pursuant to an indemnification agreement for one of our former officers ($3.3 million) and expenses related to implementation of our new ERP system ($1.7 million), which were partially offset by decreased spending associated with accounting services related to the preparation of our restated financial statements for 2004 through 2006 included in our registration statement on Form 20-F, filed on May 1, 2007. As a percentage of total sales revenue, general and administrative expenses remained relatively consistent with the prior year, at 19.9% and 19.7% in 2007 and 2006, respectively.

        Financial Expense (Income), Net.  In 2007 we recorded financial income, net of $3.9 million as compared to financial expenses, net of $20.8 million in 2006. This increase was primarily the result of a change in the accounting treatment of our Bank debt in which interest expense was capitalized with principal payments in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”). As a result, no interest expense on our Bank debt was recorded in 2007 as compared with the recording of interest expense in 2006 prior to our Bank debt restructuring (see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B below). In addition, in 2007, we recorded interest income on cash balances of $3.1 million as compared with virtually no interest income in 2006. Exchange rate related gains in 2007 as compared with losses in 2007 also contributed to the increase in our financial income from 2006 to 2007.

        Other Expense/(Income), net.  Other expense in 2007 of $0.1 million was primarily the result of the write off of certain system-related assets that became obsolete with the implementation of our new ERP system. In 2006, we reported other expenses of $0.5 million, which mainly reflected the loss on the sale of our facility in Salt Lake City.

        Taxes on Income.  In 2007 we recorded a provision for income taxes of $3.5 million compared with a $3.2 million provision in 2006. This increase was primarily the result of increased sales by, and income from, certain of our subsidiaries that did not have operating loss carry forwards.

        Net Loss.  Net loss in 2007 was $28.1 million compared with a net loss of $50.3 million in 2006. The decrease in the net loss in 2007 was due primarily to the aforementioned change in financial expenses resulting from a change in the accounting treatment of our Bank debt whereby interest payments in 2007 were charged against the bank debt liability and not to interest expense, as they had been prior to the Bank debt restructuring in December 2006. In addition, we recorded approximately $3.1 million of interest income on cash balances in 2007.

Variability of Operating Results.

        Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

        Our future results will be affected by a number of factors including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. See Item 3.D – “Risk Factors” above.

Effective Corporate Tax Rate.

        See “Israeli Tax Considerations and Government Programs – General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

        As we derive a portion of our income from facilities granted Approved Enterprise status, our effective tax rate may be significantly reduced. See “Israeli Tax Considerations and Government Programs – The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in the financial statements relates primarily to the income taxes of subsidiaries, as we have incurred substantial losses in Israel.

        Our income, or income of any of our Israeli subsidiaries, derived from sources other than Approved Enterprises is taxable at the regular Israeli corporate tax rates described above. Income earned by non-Israeli subsidiaries is subject to different corporate tax rates of up to 45%.

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

        See “Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

Impact of Inflation and Currency Fluctuations.

Foreign currency exchange risk.

        We derive a majority of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, in particular the shekel, as well as the euro, the Japanese yen and the Chinese yuan. This currency exposure gives rise to market risk associated with exchange rate movements vis-à-vis the U.S. dollar. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in non-U.S. dollar currencies.

        To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. The shekel appreciated against the dollar by approximately 1.1% in 2008 and 8.6% in 2007, the effect of which in both years was compounded by inflation in Israel at rates of approximately 3.8% and 3.4%, respectively. (See table following “Inflation rated risks” below).

        In Europe and Japan, our revenues are received primarily in euros and yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly if these currencies are devalued relative to the dollar, the dollar value of our sales are adversely impacted, as was the case of the euro in 2008, which was devalued by 6.4% in relation to the dollar. Alternatively, if these currencies appreciate relative to the dollar, the dollar value of our sales are positively impacted, as was the case of the yen in 2008, which appreciated by 22.2% in relation to the dollar.

        Since exchange rates between the dollar and the shekel (as well as between the dollar and the euro and yen) fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. From 2008, we have engaged in limited currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. For a discussion of our hedging transactions, if any, see Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” below.

Inflation related risk.

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

        The following table presents information about the rate of inflation in Israel and the rate of appreciation (in 2004, 2006, 2007 and 2008) or devaluation (in 2005) of the shekel relative to the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate:

Year Ended December 31,	Israeli Inflation Rate	Shekel:Dollar Appreciation (Devaluation)	Inflation (Devaluation) Gap

2004	1.2%	1.6%	2.8%
2005	2.4%	(6.8)%	(4.4)%
2006	(0.1)%	8.2%	8.1%
2007	3.4%	8.6%	12.0%
2008	3.8%	1.1%	4.9%

Effects of Government Regulations and Location on our Business.

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

Recent Accounting Pronouncements.

        In February 2008, the FASB issued FSP FAS No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157". Collectively, these Staff Positions defer the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. As described in Note 3s. to our consolidated financial statements, we adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards that require that (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and (iii) changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, be accounted for consistently. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 160 will have significant impact on our consolidated financial statements.

        In November 2008, the FASB ratified EITF No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect that the adoption of EITF 08-7 will have significant impact on our consolidated financial statements.

        In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The impact of FSP FAS 142-3 on our consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

        In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. We believe adopting EITF 07-5 will not have a material impact on our consolidated financial statements.

        In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. We do not expect that the adoption of FSP APB 14-1 will have significant impact on our consolidated results of operations and financial condition.

        In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, (“FSP FAS 157-4". The FSP FAS 157-4 supersedes FSP No. FAS 157-3 and provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP FAS 157-4 will be effective for the quarter ending June 30, 2009. The adoption of the FSP FAS 157-4 will not have a material effect on our financial statements.

         In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 is applicable for annual periods beginning after November 15, 2009 and interim periods therein and thereafter. We have not determined the impact, if any, SFAS 166 will have on our consolidated financial statements.

B. Liquidity and Capital Resources.

        At December 31, 2008, our outstanding indebtedness to Bank Hapoalim B.M. (the “Bank”) was approximately $117.1 million of interest bearing debt, which amount was reduced to approximately $112.1 million by the repayment to the Bank of $5.0 million on March 31, 2009. These figures exclude an additional sum ($21.875 million at December 31, 2008 reduced to $18.75 million on March 31, 2009) that does not accrue interest and that the Bank has agreed to write off in the future, subject to our timely making certain repayments. Also excluded from these figures are various amounts for which we are obligated to the Bank in respect of guarantees and letters of credit that it has issued on our behalf to third parties. Our Bank debt is regulated by a Restructuring Agreement, as amended, which is described below under the caption “Restructuring of Bank Debt”.

        At December 31, 2008, we had $20.4 million of cash and cash equivalents, compared with $58.4 million at December 31, 2007 and $79.6 million at December 31, 2006. The decrease in 2008 was attributable primarily to our net losses from operations, together with $6.5 million of interest payments and $5.0 million of principal repayment to the Bank in connection with our outstanding Bank debt. The decrease in cash and cash equivalents in 2007 was attributable to net losses from operations, including significant non-recurring expenses associated with legal settlements, audit and accounting fees related to the completion of the restatement of our consolidated financial statements for 2004 through 2006 and our filing of a Form 20-F registration statement for our ordinary shares in 2007, implementation of a new ERP system (SAP), legal fees paid pursuant to an indemnification agreement with one of our former officers, and severance costs for a number of senior executives who left the Company in 2007. These cash usages were only partially offset by a capital infusion of $24.9 million in June 2007 upon the exercise of warrants for the purchase of approximately 23.2 million of our shares, pursuant to the 2006 Purchase Agreement. For further details, see “Recapitalization and Equity Financing – 2006 Recapitalization” in Item 4.A above and “Restructuring of Bank Debt” in this Item below.

        Our cash use can be characterized within three categories of activities: operating, investing, and financing, as discussed below. Despite our overall decrease in cash resources in 2008, our use of cash in operating and investing activities, as described below, actually decreased in 2008 relative to 2007, which was not the case in 2007 relative to 2006. However, on the other hand, our use of cash in financing activities increased in 2008 in comparison to 2007.

        Our net cash used in operating activities was $30.4 million in 2008 compared to $40.6 million in 2007 and $38.3 million in 2006. The decrease of net cash used in operating activities in 2008 compared with 2007 was attributable to an improvement in our operational results (excluding non-cash goodwill impairment) and to the decrease in trade and other receivables, which were partly offset by the decrease in trade and other payables. The increase in net cash used in operating activities in 2007 compared with 2006 reflected the fact that in 2007, in contrast to 2006 and in accordance with the accounting for the December 2006 restructuring under SFAS 15, interest payments on our debt to the Bank was included as a component of cash used in operating activities. In addition, this increase in cash used in operating activities in 2007 relative to 2006 was a result of increased investment of working capital towards various purposes and payment of significant non-recurring items, as indicated above, offset in part by a lower net loss in 2007.

        Our net cash used in investing activities was $2.9 million in 2008 compared to $5.8 million in 2007. These amounts compare to net cash provided by investing activities of $0.8 million in 2006. Capital expenditures were $2.9 million, $5.8 million and $1.7 million in 2008, 2007 and 2006, respectively. Capital expenditures in 2008 were primarily related to machinery and equipments and the implementation of our new ERP system and in 2007 were also primarily related to the implementation of the new ERP system as well as leasehold improvements and furniture in our new Santa Clara location.

        During 2008, our net cash used in financing activities was $5.0 million. This compares to net cash provided by financing activities of $25.6 million in 2007, and net cash provided by financing activities of $103.6 million in 2006. During 2008, net cash used in financing activities reflected the repayment to the Bank of a long term loan. The net cash provided by financing activities of $25.6 million in 2007 primarily reflected proceeds from the exercise of share warrants, whereas the $103.6 million of net cash provided by financing activities in 2006 consisted of the net proceeds from the 2006 recapitalization of $118.4 million, partially offset by the repayment to the Bank of a long term loan of $14.9 million.

        During 2008, through arrangements with two banks in Japan, we factored approximately $3.9 million of promissory notes received from customers in Japan in connection with the sale of our products. In addition, in 2008, through an arrangement with banks in Israel, we factored approximately $0.7 million of accounts receivable.

        During 2008, we began to engage in currency hedging activities in connection with our exposure to changes in the dollar/shekel exchange rate and we also entered into a $40 million interest rate swap transaction.. For details, see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

         We believe that our cash balances and cash generated from operations, including the $15 million proceeds of the equity financing under the 2009 Purchase Agreement (see “Recapitalization and Equity Financing – 2009 Equity Financing in Item 4.A above), together with the revised schedule for repayment of our Bank debt pursuant to the amendment to the Restructuring Agreement entered into with the Bank on June 30, 2009 (see under the caption “Restructuring of Bank Debt”, below), will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described above. See Item 3.D – “Risk Factors” above.

Restructuring of Bank Debt.

        In connection with and as a condition to closing of the transactions contemplated by the 2006 Purchase Agreement, we entered into the Restructuring Agreement with the Bank dated September 29, 2006. The Bank granted additional loans between signing and closing so that the total amount of outstanding debt (including guarantees and letters of credit) was approximately $212.1 million immediately prior to the closing of Restructuring Agreement. Pursuant to the Restructuring Agreement, at the closing, we used $40 million of the proceeds from the 2006 Purchase Agreement to repay amounts outstanding under our prior loan agreements with the Bank, and the Bank then wrote off an additional $25 million due under those prior loan agreements. Consequently, the principal amount of the Bank debt outstanding immediately after the closing of the Restructuring Agreement was approximately $147.1 million (plus our obligation to repay the aforementioned guarantee and letters of credit amounts). All of the prior loan agreements, except as described below, automatically terminated.

        The terms of the Restructuring Agreement were amended by:

—	Amendment No. 1, entered into December 5, 2006 (the “2006 Bank Debt Amendment”), which dealt primarily with technical issues;

—	Amendment No. 2, entered into on June 25, 2008 (the “2008 Bank Debt Amendment”) (which 2008 Bank Debt Amendment itself was amended on November 10, 2008 and February 22, 2009), the principal provisions of which dealt with rescheduling the repayments of $35 million of the $40 million principal that had been due for repayment in 2008; and

—	Amendment No. 3, entered into on June 30, 2009 (the “2009 Bank Debt Amendment”), which amended the repayment schedule and interest rate provisions and modified a number of covenants in the Restructuring Agreement, the main details of which are set out below.

        Without the Restructuring Agreement and the respective Amendments, we were, or could have been, in default on our debt obligations to the Bank, which would have entitled the Bank to call all existing loans immediately due and payable. We were not, at such times, nor are we now, or expect to be in the foreseeable future, in a position to immediately repay all such amounts. Therefore, failure to reach agreement with the Bank could have had a material adverse effect on us and our continuing operations.

Repayment Schedule and Write-Offs.

        Under the original terms of the Restructuring Agreement, we had agreed to repay to the Bank the sum $40 million in two installments of $20 million each, by no later than June 29, 2008 and December 29, 2008, respectively, and the Bank was to write off the sum of $25 million in two stages of $12.5 million each, at the time of, and conditional upon, our making such repayments. The remaining balance of our outstanding indebtedness to the Bank, amounting to approximately $82.13 million, was to be amortized and repaid via 16 quarterly payments from December 31, 2009 through September 30, 2013.

        The original repayment provisions under the Restructuring Agreement were modified by the 2008 Bank Debt Amendment, pursuant to which, on June 30, 2008, we repaid to the Bank the sum of $40 million, representing the repayments that had been due in June and December 2008. The Bank contemporaneously provided us with the following two new loans, which were utilized by us to fund the repayment of $35 million of the said $40 million repayment: (i) a loan for $5 million, which was initially to be repaid on December 31, 2008, but, following negotiations with the Bank and pursuant to a subsequent amendment to the 2008 Bank Debt Amendment (dated February 22, 2009 and effective from December 31, 2008), payment was rescheduled for, and actually made on March 31, 2009; and (ii) a loan for $30 million, which was o be repaid in three equal payments of $10 million on June 30, 2009, June 30, 2010 and June 30, 2011. Pursuant to the 2008 Bank Debt Amendment, the two write-offs of $12.5 million each were delayed and were to be written off pro rata to the new repayment schedule (that is, write-offs of $3.125 million were effected as a result of our repayments on each of June 30, 2008 and March 31, 2009, and each $10 million repayment was to be accompanied by a write-off of $6.25 million). There was no change regarding the payment schedule of the remaining balance, which was still to be repaid via 16 quarterly payments from December 31, 2009 through September 30, 2013.

        Accordingly, immediately prior to the 2009 Bank Debt Amendment, the outstanding amount of the Bank debt (excluding the guarantee and letter of credit related obligations) was approximately $130.88 million, of which the Bank had agreed to write off the sum of $18.75 million subject to our making the initial $30 million of requisite repayments.

         Position following the 2009 Bank Debt Amendment

        The scheduled dates for repayment of the Bank debt were materially modified by the 2009 Bank Debt Amendment, pursuant to which we are to make repayments of principal to the Bank in accordance with the schedule set forth in the table below. The Bank’s agreement to write off an aggregate of $18.75 million of our indebtedness remains unchanged, except that the schedule for such write-off follows the revised repayments schedule, as set forth in the table below.

	Repayment	Write-off
	(in dollars)	(in dollars)

June 30, 2010	8,000,000	5,000,000
June 30, 2011	10,000,000	6,250,000
June 30, 2012	15,133,040	7,500,000
June 30, 2013	15,399,120	-
June 30, 2014	15,000,000	-
June 30, 2015	15,000,000	-
June 30, 2016	15,000,000	-
June 30, 2017	18,596,517	-

Totals	$112,128,677	$18,750,000

Interest Rate.

        Pursuant to the terms of the Restructuring Agreement, our restructured loan bore interest at the three month LIBOR rate plus 1.5%. Until execution of the 2009 Bank Debt Amendment, this rate of interest had subsequently been modified in the following two instances:

(i)	The $5 million debt initially rescheduled under the 2008 Bank Debt Amendment to be repaid on December 31, 2008 bore interest initially at the three month LIBOR rate plus 1.5%, but pursuant to the amendment to the 2008 Bank Debt Amendment of February 22, 2009 (which extended repayment of the $5 million to March 31, 2009), the interest rate on such $5 million was increased to the three month LIBOR rate plus 3% for the period from January 1, 2009 until payment; this $5 million debt including the accrued interest was repaid on March 31, 2009;

(ii)	Under the 2008 Bank Debt Amendment, the interest rate on the $30 million debt that had, under such Amendment, been rescheduled to be repaid by three equal annual payments of $10 million was increased to the three month LIBOR rate plus 3%.

         Position following the 2009 Bank Debt Amendment

         Under the 2009 Bank Debt Amendment, the interest rates, as in effect prior to the 2009 Bank Amendment are maintained at their previous level, however, in addition, an interest rate of three month LIBOR rate plus 5.25% is applied solely as regards the period in respect of which repayment of the rescheduled amount (or the proportionate part thereof) was postponed.

        Although the amount of $18.75 million to be written off, as referred to above, does not bear interest, in the event that the Bank declares bank debt immediately due and payable as a result of an event of default, as defined in the Restructuring Agreement, the said $18.75 million, or any part thereof not previously written off, shall be deemed to be part of the principal amount to be paid by us and shall accrue, from such time until repayment, interest at LIBOR rate plus 5.25%.

        All interest payments are due quarterly.

Warrants Held by the Bank.

        Warrants for the purchase of an aggregate of 9,235,300 of our shares, which had been granted to the Bank in 2001 and 2003, still remained effective following the consummation of the Restructuring Agreement, and in connection with the Restructuring Agreement, we granted the Bank an additional warrant to purchase up to an additional 176,000 of our shares at an exercise price of $1.1794 per share. In addition, the Restructuring Agreement provided for the amendment of terms of warrants previously issued to the Bank by, in some cases, extending the exercise period and, in all cases, reducing the exercise price to $1.1794 per share. After giving effect to the initial terms of the Restructuring Agreement, the Bank held two warrants for the purchase of an aggregate of 9,411,300 of our shares, Warrant no. 5 for 8,000,000 shares, exercisable until November 13, 2013, and Warrant no. 6 for 1,411,300 shares, exercisable until December 5, 2011.

         Position following the 2009 Bank Debt Amendment

         Pursuant to the 2009 Bank Debt Amendment, Warrant no. 5 was amended so that the number of shares issuable thereunder was increased to 9,411,300 and the exercise price was reduced to $1.00 per share; and Warrant no. 6 was amended so that the number of shares issuable thereunder was increased to 2,500,000 and the exercise price was increased to $1.40 per share. For both warrants the exercise period was extended to June 30, 2014.

        The Bank may pay the exercise price for the warrants in cash, check, wire transfer or by the cancellation of debt owed by us to the Bank, and also has the right to exercise the warrants on a cashless basis. The warrants granted to the Bank provide that the exercise price and number of shares issuable thereunder will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. All such warrants are currently outstanding and unexercised.

        In addition, in connection with the closing of the 2006 recapitalization, the Bank entered into the Registration Rights Agreement with us and the Investors. For additional details, see “Related Party Transactions – Registration Rights Agreement” in Item 7.B –below

Cash Fee based on our Share Price.

        As part of our debt restructuring with the Bank in 2003, we had provided a cash fee side letter in favor of the Bank pursuant to which we are obligated to pay $7.5 million to the Bank if, prior to November 19, 2013, our share price equals or exceeds $7.00 per share for 15 consecutive trading days, which continued to remain in effect notwithstanding the modification of the other terms of our Bank indebtedness under the Restructuring Agreement. (The 2003 debt restructuring also provided for the payment of additional fees in the event that our share price reached other prices – lower than $7.00 – which did not remain in effect following the closing under the Restructuring Agreement.)

        Position following the 2009 Bank Debt Amendment

        Under to the 2009 Bank Debt Amendment, the period during which we would be obligated to pay said cash fee of $7.5 million is extended to March 31, 2017 or the date of repayment to the Bank in full of our Bank debt, if earlier.

Other Cash Fees Payable to the Bank.

        As a term of the 2008 Bank Debt Amendment, we had agreed to the payment to the Bank of a cash fee (the “Cash Fee”) of $4.0 million upon the earliest to occur of any of the following events while the loan to the Bank is outstanding:

—	We attain annual earnings before interest, depreciation, taxes and amortization (“EBIDTA” – as such terms are defined in the 2008 Bank Debt Amendment) for any year in excess of $50 million;

—	We make a public offering for the sale of our equity or convertible securities for our own account (excluding a public offering initiated by the Bank if the shares offered in such offering are those of the Bank),

—	We sell all or substantially all of our assets;

—	If one or more of LM Partners, Ofer Hi-Tech and certain related parties (together referred to as the Relevant Shareholders) transfer their shares in Lumenis to the extent that their aggregate shareholdings are reduced by at least 40% from their current aggregate holdings in our shares;

—	If the aggregate holdings of the Relevant Shareholders in our outstanding share capital is reduced by at least 40% from its current level as a result of the issuance by us of shares at a price above $1.55 per share;

—	A spin-off of our assets representing at least 30% of our total assets; or

—	A voluntary repayment of at least 75% of the outstanding loan to the Bank.

         Position following the 2009 Bank Debt Amendment

        Pursuant to the 2009 Bank Debt Amendment, the Cash Fee remains payable to the Bank on the occurrence of the events detailed above, but is increased to $6 million. Furthermore, in place of the provision requiring us to pay a Cash Fee if we attain EBIDTA for any year in excess of $50 million, a Cash Fee is now payable if we attain EBIDTA for any year in excess of $45 million; provided that:

(i)	if the EBITDA for any year exceeds $25 million but does not exceed $35 million then we shall only be obligated to pay to the Bank a Cash Fee of $2 million; and

(ii)	if the EBITDA for any year exceeds $35 million but does not exceed $45 million then we shall only be obligated to pay to the Bank a Cash Fee of $4 million, or a further $2 million, if we have already paid to the Bank a Cash Fee of $2 million on the occurrence of the event in (i) above.

        However, if the earliest event or events to occur is either or both of the events set forth in (i) and/or (ii) above, and a later event of the listed events occurs during the time the Bank debt is outstanding, then upon such later event we shall pay to the Bank a Cash Fee in amount equal to the difference between the amount previously paid under these provisions and $6 million.

Financial Covenants.

        Customary for transactions of this type, the Restructuring Agreement contained certain covenants, including covenants that required us to provide current audited or reviewed financial information to the Bank and to comply with certain financial ratios as set out in the Restructuring Agreement. Under the original provisions of the Restructuring Agreement, the ratio of total debt to EBITDA were not to exceed 13 for the fiscal year 2008, 6 for the fiscal year 2009 and 5 for the fiscal year 2010 and each fiscal year thereafter. Calculations of such ratios were to be made on a quarterly basis for the previous four-quarter period, commencing at the end of the first quarter of 2008. In addition, operating income as a percentage of revenues could not be less than 3% in each quarter of 2008, 4% in each quarter of 2009, and 6% in each quarter of 2010 and 2011.

        We were not in compliance with either of these covenants for the first quarter of 2008. The 2008 Bank Debt Amendment eliminated certain covenants (including the above percentage covenant) and modified the above financial ratio covenant. The financial ratio calculations were still to be made on a quarterly basis (for the previous four-quarter period), but were to commence with the four-quarter period ending on March 31, 2009. We ceased to be subject to the financial ratios covenant for the four-quarter periods ending in 2008. The ratio of total debt to EBITDA that under the 2008 Bank Debt Amendment we needed to achieve for the four quarter period ending in said quarter were as follows: first quarter of 2009 - 6.5; second quarter of 2009 - 5.5; third quarter of 2009 - 5; fourth quarter of Q2009 - 4.5; and the first quarter of 2010 and all subsequent quarters until the end of the loan term - 3.5. In addition, we were required to achieve the following interest coverage ratios: for the fiscal year ended December 31, 2009 - 1, and for the fiscal year ended December 31, 2010 and all subsequent fiscal years until the end of the loan term - 2.

        However, as at the end of the first quarter of 2009, we were not in compliance with the revised debt to EBITDA covenant and the Bank agreed to a waiver of compliance with such covenants but only in respect of the first quarter of 2009.

        Position following the 2009 Bank Debt Amendment

        Under the 2009 Bank Debt Amendment, the existing financial covenants were modified. Initially, the only financial covenant to which we will be subject, commencing as of the end of the second quarter of 2009 (the quarter ended June 30, 2009) and remaining in effect until the end of the second quarter of 2011, is the requirement that we have available and accessible consolidated cash reserves of at least $20 million.

        Effective from the end of the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we will be required to comply with the following financial covenants:

—	The ratio of Total Debt to EBITDA (as such terms are defined in the 2009 Bank Debt Amendment) shall not exceed the following (as of the end of the quarters set forth below, calculated based on the sum of such quarter and the three preceding quarters):

—	6.5- the third and fourth quarters of 2011 and the first quarter of 2012;

—	5 - the second, third and fourth quarters of 2012 and the first quarter of 2013;

—	4 - the second, third and fourth quarters of 2013 and the first quarter of 2014; and

—	3.5- the second quarter of 2015 and each quarter thereafter.

—	The Interest Coverage Ratio (as defined in the 2009 Bank Debt Amendment) as of the end of each of the quarters set forth below, calculated based on the average of such quarter and the three preceding quarters, shall be at least:

—	1 (one) -the third and fourth quarters of 2011 and the first quarter of 2012; and

—	2 (two) -the second quarter of 2012 and each quarter thereafter.

Negative Covenants.

The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from:

—	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);

—	incurring additional debt in excess of $30 million;

—	entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions;

—	entering into certain transactions with related parties; and

—	disposing of assets, except as permitted under the Restructuring Agreement.

Security.

        All of our security agreements in favor of the Bank existing immediately prior to the Restructuring Agreement remain effective and serve as security on the amounts due under the Restructuring Agreement. In addition, we granted the Bank security interests in additional collateral as part of the Restructuring Agreement, as amended. These securities include a floating charge over our assets, certain fixed charges over our assets and subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

Events of Default.

        In the event that we default under the Restructuring Agreement, as amended, the Bank may call all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, which shall be equal to the interest rate previously in effect plus 2.5%.

        The foregoing is only a summary and is qualified in its entirety by reference to the full text of the Restructuring Agreement (including the various Amendments thereto), the warrants issued to the Bank, the Registration Rights Agreement and other agreements with the Bank, which are exhibits to this annual report and are incorporated herein by reference.

C. Research and Development, Patents and Licenses, Etc.

        For a discussion of our research and development policies, see “Research and Development” and “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

D. Trend Information.

        For trend information, see the Risk Factors described in Item 3.D above, as well as Item 5 – “Operating and Financial Review and Prospects” and Item 4 – “Information on the Company” above.

E. Off-Balance Sheet Arrangements.

         We have various off balance-sheet arrangements made in the ordinary course of business, consisting primarily of guarantees and letters of credit, factoring arrangements, lease obligations and other long-term obligations.

        We do not believe that our off balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations.

        The following table summarizes our known contractual obligations and commitments as of December 31, 2008 that we expect to require significant cash outlays in the future:

	Payments Due by Period (in US $ in Thousands)
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	Total	2009	2010-2011	2012-2013	2014 and Thereafter

Long-Term Debt Obligations(1)	$126,031	$23,646	$65,403	$36,982	$-
Operating Lease Obligations(2)	37,396	6,640	10,232	6,653	13,871
Other Long-Term Obligations(3)	16,467	3,989	7,483	4,995	-

	$179,894	$34,275	$83,118	$48,630	$13,871

(1)	Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, based upon the terms of such Agreement in effect on December 31, 2008 (including the 2008 Bank Debt Amendment).
Following the 2009 Bank Debt Amendment (see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B above.):
(a) Long-Term Debt Obligations are revised as follows: Total - $143,757 thousand; Less Than 1 Year - $8,366 thousand; 1-3 Years - $25,499 thousand; 3-5 Years - $38,048 thousand; and More Than 5 Years - $71,844 thousand; and
(b) the totals for columns of the table are revised as follows: Total -$197,620 thousands; Less Than 1 Year - $18,995 thousand; 1-3 Years - $43,214 thousand; 3-5 Years - $49,696 thousand; and More Than 5 Years - $85,715 thousand.
(2)	Includes lease obligations for facilities, vehicles and certain equipment, including anticipated lease payments for our proposed new facility in Yokneam, Israel, intended to house our headquarters. We have entered into an agreement with a real estate developer for the construction and lease to us of such facility, for which occupancy is estimated by January 2010.
(3)	Includes obligations under our agreement with our IT systems outsourcer and payments due to the landlord of our Santa Clara facilities for certain building improvements. For additional related information, see Notes 12 and 13 to our consolidated financial statements included in this annual report.

        In addition, as of December 31, 2008, we had outstanding guarantees and letters of credit with various expiration dates of approximately $3.0 million principal amount, of which approximately $1.7 million related to facilities, $1.0 million related to a single vendor and the remaining amount related to car leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

        The following table lists the current members of our senior management as of the filing date of this annual report:

Name	Age	Position

Dov Ofer	55	Chief Executive Officer
Aviram Steinhart	38	Senior Vice President and Chief Financial Officer
Lloyd Diamond	41	Senior Vice President and General Manager of our Surgical Strategic Business
		Unit and of Lumenis Vision Strategic Business Unit
Amnon Harari	59	Senior Vice President for Research and Development
Eckhard Lachenauer	60	President of Lumenis Europe
Robert Mann	52	Senior Vice President, General Manager of our Aesthetic Strategic Business Unit
		and President of Lumenis Americas
Michael Segev	59	Executive Vice President for Global Operations
Gideon Sturlesi	50	Executive Vice President, General Manager of Corporate Business Development
Alex (Kow) Tanaka	56	President of Lumenis Japan
William Weisel	55	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	44	President of Lumenis China and Asia Pacific

        The following table lists our current directors as of the filing date of this annual report:

Name	Age	Position

Harel Beit-On	49	Chairman of the Board of Directors
Yoav Doppelt	40	Director
Eugene Davis	54	Director
Naftali (Tali) Idan	57	Director
Talia Livni	65	Director

Members of our Senior Management.

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

        Lloyd Diamond has served as our Senior Vice President and General Manager of our Surgical Strategic Business Unit since April 2007 and, at the end of 2008, he assumed responsibility for managing our US medical sales organization. Effective July 1, 2009, Mr. Diamond will also assume the position of General Manager of Lumenis Vision Strategic Business Unit (our Ophthalmic business). Prior to joining Lumenis, he served as Vice President Marketing for Laserscope from July 2005 to November 2006 and played a key role in the post-acquisition integration progress of Laserscope into American Medical Systems. Prior to joining Laserscope, Mr. Diamond held several marketing and management positions, including international responsibilities at leading medical global companies such as Kyphon Inc., from July 2004 to July 2005, and Linvatec, a division of Conmed Corporation formerly a division of Bristol Meyers Squibb, from 1997 to 2004. Mr. Diamond holds a bachelor’s degree in biochemistry and marketing from Florida Atlantic University and an MBA degree from Thunderbird, The American Graduate School of International Management.

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

        Robert Mann has served as our President of Lumenis Americas since January 2007 and as Senior Vice President and General Manager of Aesthetic Strategic Business Unit since April 2009. Prior to joining Lumenis, Mr. Mann served with Laserscope, a subsidiary of American Medical Systems, as its Group Vice President of Global Sales and Marketing for the Surgical Division from October 2005 to December 2006, as its Group Vice President of Sales and Marketing for the Surgical and Aesthetic Divisions from January 2005 to October 2005, as its Vice President of North American Sales and Marketing for the Surgical and Aesthetic Divisions from January 2004 to January 2005, as its Vice President of North American Sales and Marketing for the Aesthetic Division from December 2001 to January 2004 and as Director of its Physician Practice Enhancement Aesthetic Division from May 2001 to December 2001. Prior to joining Laserscope, Mr. Mann was National Director of Sales and Operations at a leading national chain of Dermatology and Plastic Surgery Centers from 1998 to May 2001.

        Michael Segev has been as our Executive Vice President for Global Operations since April 2008 and in December 2008 he also assumed responsibility our Global Service Organization. He previously held the position of Senior Vice President for Global Operations from joining Lumenis in October 2007. Prior to joining Lumenis, from 2001 to 2007, Mr. Segev held various senior positions with General Electric (GE) Healthcare, based in the USA, amongst these Head of the Global Processes and Operations for the Life-Sciences Division leading the integration of the former Amersham group into GE, and General Manager of Global Fulfillment and Global Supply Chain Operations at GE Medical Systems. From 1997 to 2001, he was with ELGEMS Ltd. (formerly part of Elscint Ltd.) in Haifa, Israel, where he served in diverse senior roles in customer support, marketing and, ultimately, as Vice President, Supply Chain Operations. Mr. Segev holds a bachelor’s degree in electronics engineering, a master’s degree in computer science and an MBA degree in industrial management, all from the Technion – Israel Institute of Technology, Haifa, (or the “Technion”).

        Gideon Sturlesi was appointed as an Executive Vice President and General Manager of Lumenis Vision Strategic Business Unit and Corporate Business Development in December 2008, but is steping down on June 30, 2009 from the position of General Manager of Lumenis Vision Strategic Business Unit. He previously served as our Corporate Vice President for Business Development from November 2007, in which capacity he was also responsible for managing our intellectual property strategy and portfolio, and in May 2008, he had been appointed to lead our Ophthalmic business unit in addition to his then existing responsibilities. He was the founder and general partner of BioMedical Israel Ltd., a life-science private fund group, heading successful M&A processes, turn-arounds and “hands-on” management in its portfolio companies, in which he was active from 2001 until joining Lumenis. He was also the co-founder, in 1996, of Galil Medical Ltd., a developer of minimal invasive devices for use in urology, general surgery and other applications, in which he was actively until 2001. Mr. Sturlesi remains a director of BioMedical Israel Ltd. and Organitech, Inc. and is also a Venture Partner in the Ofer Hi-Tech Group. Mr. Sturlesi holds a bachelor’s degree in mechanical engineering and a master’s degree (cum-laude) in energy from the Technion.

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

        William Weisel has served as our Vice President, General Counsel and Corporate Secretary since joining Lumenis in July 2007. Prior to then, he served as Of Counsel to the law firm of Steel Hector & Davis, representing it in Israel from July 2004 to September 2005. Mr. Weisel was Vice President and General Counsel for Gilat Satellite Networks Ltd from 2001 to 2004; General Counsel of ADC Telecommunications Israel (Teledata) from 1999 to 2001; and General Counsel of Scitex Corporation Ltd. from 1995 to 1999, having joined Scitex in 1992. Prior to that, he worked in Los Angeles law firms for several years as a litigator. Mr. Weisel holds a bachelor’s degree in political science from the University of California, Los Angeles (UCLA) and a JD degree from Loyola Law School of Los Angeles. Mr. Weisel is a member of both the State Bar of California and the Israel Bar.

        Zhai Qiying has served as our President for Lumenis China and Asia/Pacific since April 2001 when he joined Lumenis as part of the CMG acquisition. In 1992, Mr. Zhai started the Coherent operation in China and has managed it through our acquisition of CMG. He holds a bachelor’s degree in physics from University of Tianjin, China.

Members of our Board of Directors.

         Harel Beit-On has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, and a co-founder of Viola Partners, a private equity investment group and a Founder/General Partner in Viola Private Equity investment fund. Mr. Beit-On has been a member of the board of directors of the general partner of LM Partners L.P. since November 2006. He serves as a member of the boards of directors of a number of companies, including Amiad Filtration Systems Ltd., Pulsar Welding Ltd. and Plenus Mezzanine 2006 Ltd., as well as several private companies that are part of the Carmel Ventures portfolio. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S.subsidiary. He holds a bachelor's degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology (MIT).

        Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently also serves as a director of Enzymotec Ltd., MGVS Ltd., Yozma Funds Management Ltd., YVC Management & Investments Ltd., Coreflow Ltd. and Naiot Technologies Center Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech arena and has successfully led several exit deals and has extensive experience in exit management. Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group since joining the group in 1996. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University.

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

        Talia Livni has served as a director of Lumenis since December 2006. Since 2002, Ms. Livni has served as President of Naamat – The Movement for the Advancement of Status of Women. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from January to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University. She is also a graduate of the National Security Academy.

Arrangements for Election of Directors and Members of Management.

        Harel Beit-On, a member of our board of directors, is also a member of the board of directors of the general partner of LM Partners L.P. LM Partners L.P., together with its affiliates, is the beneficial owner of 112,902,986 of our ordinary shares (constituting approximately 48.86% beneficial ownership of our outstanding share capital). In addition, Yoav Doppelt, who serves on our board of directors, also serves as Chief Executive Officer of Ofer Hi-Tech Investments Ltd., which, together with its affiliates, collectively beneficially own 89,795,897 of our ordinary shares, constituting approximately 39.60% of our outstanding share capital. (See “Major Shareholders” in Item 7.A below.) There are, however, no formal arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

B. Compensation of Directors and Senior Management.

        The following table presents all compensation we paid during the year ended December 31, 2008 to all persons who served as a director or member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Commissions and Cash Bonuses Paid(1)	Pension, Retirement and Other Similar Benefits Accrued

All directors and members of senior management as a group,
consisting of 22 persons(2)	$4,460,662	$750,243

(1) Does not include the grant of stock options.
(2) Comprised 5 directors and 17 members of senior management.

        Our audit committee, board of directors and shareholders, in accordance with the provisions of the Companies Law, have approved the payment of the following directors fees. However, effective commencing with the fourth quarter of 2008, our board of directors approved a 15% reduction in the fees payable to a majority of our directors.

	Annual Fee		Per Meeting Fee (1)

Harel Beit-On		$150,000		--
Yoav Doppelt		$100,000		--
Eugene Davis		$40,000		$750
Our external directors (2)	NIS	100,000	NIS	3,000

(1)	The per meeting fee is paid for each meeting of the board of directors or any committee thereof in which such director participates, except the first four meetings in each year of service, with partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payment is determined pursuant to the applicable Companies Law regulations in the case of external directors, or upon the same basis as such regulations.

(2)	The current external directors, elected pursuant to the Companies Law, are Talia Livni and Naftali (Tali) Idan.

        During the year ended December 31, 2008, we granted stock options to purchase an aggregate of 405,000 ordinary shares of Lumenis to six members of our senior management (namely to six of the persons who served as members of our senior management at any time during that year). All such options were granted under our 2007 Share Incentive Plan, with an exercise price of $1.0722 per share, and all such options expire seven years after grant. There were no stock option grants in 2008 to any of the other 11 persons who served as a member of our senior management during 2008 nor to any of our directors.

        Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors, who also set the bonus targets for our chief executive officer.

        For a description of the terms of our stock option and share incentive plans, see “Share Ownership – Stock Option and Share Incentive Plans” in Item 6.E below.

C. Board Practices.

Introduction.

        Our board of directors presently consists of five members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the directors, at which a quorum is present, shall be adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Minutes of the meetings are recorded and kept at our offices. The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, which must consist of at least three directors and include all of the external directors), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described in this Item below. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Terms of Directors.

        The Companies Law and our articles of association provide that directors, other than our external directors described below, are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of our Company may cause the election of a director (see “Election of Directors” in Item 10.B below). Except for the external directors, each director serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. Our external directors, as further described below, serve a three-year term. The board of directors may at any time appoint any person as a director (other than as an external director), whether to fill a vacancy on the board of directors or as an additional member to serve along the existing directors until the next general meeting of shareholders following the appointment. At such general meeting, the appointed director may then be elected by shareholders to continue in office. Our shareholders may remove a director from office, under certain circumstances. There is no requirement that a director own shares of our Company.

External Directors.

        Qualifications of External Directors.

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

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

        Our external directors are Talia Livni, elected at our shareholders meeting held on November 14, 2006, effective December 5, 2006, and Naftali Idan, elected at our shareholders meeting held on September 20, 2007 with immediate effect.

        Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements apply to our external directors. Both Ms. Livni and Mr. Idan posses the requisite professional qualifications and Mr. Idan also has the requisite accounting and financial expertise.

        The Companies Law prescribes certain qualifications for external directors, in addition to those described above, including, that no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an external director.

        In addition, the Companies Law requires that where all members of the board of directors of a public company are of one gender, at least one external director must be of the other gender. We comply with such gender requirement.

        Election and Removal of External Directors.

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(i) at least one-third of the shares held by non-controlling shareholders voted at the meeting are voted in favor of the election of the external director (disregarding abstentions);

or

(ii) the total number of shares held by those shareholders described in clause (i) above voted against the election of the external director does not exceed one percent (1%) of the aggregate voting rights in the company.

        The initial term of an external director is three years. Ms. Livni’s initial term will expire in December 2009 and Mr. Idan’s initial term will expire in September 2010. Thereafter, because our ordinary shares were offered outside of Israel, the external directors may be reelected by our shareholders for an additional period of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the operation of the board of directors and its committees, the reelection for such additional period is beneficial to the company. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company, or in other specific circumstances identified by a court.

        Each committee of a company’s board of directors that has the right to exercise powers delegated by the board of directors is required to include at least one external director, except for the audit committee, which is required to include all external directors.

Directors’ Service Contracts.

        We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Committees of the Board of Directors.

        Our board of directors’ only committees are the audit committee and compensation committee.

        Audit Committee.

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

        The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions, including transactions with office holders, third parties in which an office holder has a personal interest, and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in a company who each have a personal interest in the approval of the same transaction are deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval is granted. Audit committee approval is also required in other instances prescribed by the Companies Law, including approval of the grant of an exemption from the liability for breach of duty of care towards a company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); or approval of engagements between a company and any of its directors relating to the service or employment of the director.

        Our audit committee currently consists of Talia Livni, Naftali Idan and Eugene Davis. Mr. Davis serves as the chairman of our audit committee. The current members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that each of Mr. Idan and Mr. Davis (i) is an audit committee financial experts as defined by the SEC rules; (ii) qualifies as having the “accounting and financial expertise” required by the Companies Law; and (iii) has the requisite financial sophistication set forth in the NASDAQ rules and regulations. Our board of directors has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC. While we are not currently subject to the NASDAQ rules and regulations, our board of directors believes that the standards employed thereunder with respect to director independence and audit committee qualification are useful for a company such as ours.

        Compensation Committee.

        Our board of directors has appointed a compensation committee, which: (i) makes recommendations to the board of directors with respect to the grant of stock options to officers, other employees, and consultants; (ii) recommends policies regarding compensation of employees; (iii) approves the compensation (including bonuses) of our chief executive officer and other members of senior management (for subsequent approval by our board of directors); as well as (iv) deals with any other unusual compensation issues. The compensation committee consists of Harel Beit-On, Yoav Doppelt and Talia Livni.

Remuneration of Directors.

        Remuneration of directors requires the approval of our audit committee, our board of directors and our shareholders (in that order).

        Our external directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company.

Internal Auditor.

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of a company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. Ariel Albert, one of our employees, has served as our internal auditor since January 2004.

Fiduciary Duties of Office Holders.

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty for an office holder to use reasonable means to obtain:

—	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

—	all other important information pertaining to such action.

        The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

—	refrain from any conflict of interest between the performance of his or her duties for the company and his or her personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

—	disclose to the company any information or documents relating to a company’s affairs that the office holder has received due to his or her position as an office holder.

        Approval of Specified Related Party Transactions with Office Holders under Israeli Law.

        Under the Companies Law, a company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

—	the office holder acts in good faith, and the act or its approval does not cause harm to the company; and

—	the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company’s approval.

        The approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

        Each person listed in the tables under “Directors and Senior Management” in this Item above is considered an office holder under the Companies Law.

        Disclosure of Personal Interests of an Office Holder.

        The Companies Law requires that an office holder of a company disclose to the company promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

        If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

—	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of such people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an “extraordinary transaction” is a transaction:

—	other than in the ordinary course of business;

—	that is not on market terms; or

—	that is likely to have a material impact on a company’s profitability, assets or liabilities.

        If a transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee, generally may not be present at such meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.

        Disclosure of Personal Interests of a Controlling Shareholder.

        Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) vote in favor; or

—	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

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

        Insurance.

        Under the Companies Law, a company may obtain insurance for any of its office holders for:

—	a breach of his or her duty of care to the company or to another person;

—	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

—	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

        We currently have directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of all our directors and officers based on an annual premium of $161,150, which expires August 31, 2009. Such insurance does not cover our directors and officers in the event that trading in our shares resumes, and, accordingly, in such event, the terms and coverage of our insurance policy will be reviewed and the appropriate additional coverage sought. In addition, we have run-off directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of our directors and officers in office immediately prior to our 2006 recapitalization, purchased for a one-time premium of $1.1 million, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the 2006 recapitalization.

        Indemnification.

        The Companies Law provides that a company may indemnify an office holder against:

—	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (ii) a criminal charge from which he or she was acquitted; or (iii) a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding ,or, if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

        Our articles of association authorize us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

—	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

—	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

        We have entered into indemnification agreements with all of our directors and with executive officers. Each indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law. At the time of our 2006 recapitalization, our then-serving directors and executive officers were parties to indemnification agreements with us in the form previously approved by us. Upon the closing of the 2006 recapitalization, all directors and officers, including both our newly elected directors and the directors whose term of service expired, entered into a new form of indemnification agreement that applies to directors and officers who were also parties to our pre-existing indemnification agreements, but only in the event that the pre-existing indemnification agreements are found invalid.

        Exemption.

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our articles of association provide that we may exempt any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

        Limitations.

        The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless, (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

        The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our articles of association and our form of indemnification agreement, which are exhibits to this annual report and are incorporated herein by reference.

D. Employees.

        The following table sets forth certain data concerning our workforce (excluding temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2008	2007	2006

Numbers of employees by category of activity
Management and administrative	80	95	97
Research and development	85	102	117
Operations	195	263	229
Sales and marketing	235	251	249
Service	156	168	172
Sales support	47	69	68

Total workforce	798	948	932

Numbers of employees by geographic location
Israel	262	310	270
North & South America	270	374	386
Europe	74	74	74
Japan	95	104	106
China & Asia Pacific	97	86	96

Total workforce	798	948	932

        During the years covered by the above table, we did not employ a significant number of temporary employees.

        The reduction in the size of our workforce in 2008 was primarily the result of a cost-reduction plan initiated by us in November 2008.

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

        The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E. Share Ownership.

        Although two of our directors, Harel Beit-On and Yoav Doppelt, are officers or directors of our major shareholders and/or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders or their affiliates (except to the extent of their respective pecuniary interest therein). For details of shares held by major shareholders, see “Major Shareholders” in Item 7.A below.

        The following table includes, as of June 21, 2009, the number of our shares owned, and stock options held, by each of our directors, our chief executive officer and others members of our senior management as a group.

Name	Shares of Lumenis (1)				Lumenis stock options (3)
	Number of Shares owned		Percent of outstanding Shares owned (2)		Number held (4)				Exercise price per share		Expiration date
					Exercisable within 60 days		Not exercisable within 60 days

Harel Beit-On	See table in Item 7.A "Major Shareholders" below				1,360,000	(5)	272,000	(5)	$1.0722		December 2013
Yoav Doppelt	-		*		640,000		128,000		$1.0722		December 2013
Naftali (Tali) Idan	-		*		58,333		41,667		$1.0722		September 2014
Talia Livni	-		*		83,333		16,667		$1.0722		December 2013
Eugene Davis	-		*		10,000		-		$9.75		January 2010
					150,000		50,000		$1.0722		September 2014
Dov Ofer	-		1.15	%(6)	2,497,449		2,399,510		$0.9126	(7)	April 2014
All other members of senior management listed in Item 6.A above, as group (consisting of 10									From $1.0722		From May 2011
persons)		-	*		795,566		914,684		to $ 1.89	(8)	to December 2015

*	Beneficially owns less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	In accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of June 21, 2009. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at June 21, 2009, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Lumenis’s stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Stock options granted to Mr. Beit-On are held by him in trust for the benefit of the general partner of LM Partners L.P. See Item 7.A – “Major Shareholders”, below for details concerning shares and warrants held by LM Partners L.P.

(6)	Percentage adjusted to reflect effect of the issuance of shares in the 2009 Equity Financing.

(7)	Pursuant to the terms of the option awards to Dov Ofer, the exercise price of such options was reduced from the initial $1.0722 per share to an exercise price per share equivalent to the effective price per share paid by the Investors under the 2006 Purchase Agreement, after giving effect to the adjustments resulting from the Post Closing Adjustment Provisions set forth in such agreement. See “Recapitalization and Equity Financing – 2006 Recapitalization – Shares Adjustments Related to Litigation Outcome” in Item 4.A above.

(8)	Weighted average exercise price for all such options is approximately $1.12 per share.

Stock Option and Share Incentive Plans.

        The following sets forth certain information with respect to our current stock option and share incentive plans. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are exhibits to this annual report and are incorporated herein by reference.

        All of our stock option and share incentive plans are administered by our board of directors. Upon the expiration of the plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted. Options granted under any of the plans may not expire later than ten years from the date of grant, although, in recent years, options grants have generally provided for an expiration date of seven years from the grant date.

        As regards US resident employees, all of the plans (other than the Israel 2003 Share Option Plan) provide for the grant of options that are “qualified”, as defined by the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified.

        1999 Share Option Plan.

        In November 1999, our board of directors adopted our 1999 Share Option Plan (the “1999 Plan”), which was approved by our shareholders in May 2000 and was subsequently amended in May 2003. The 1999 Plan will expire in November 2009. Our directors, officers, employees and certain consultants and dealers are eligible to participate in this plan.

        2000 Share Option Plan.

        In July 2001, we adopted our 2000 Share Option Plan (the “2000 Plan”), which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan will expire in July 2011. Our directors, officers, employees and certain consultants and dealers are eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who are directors, officers and employees of Lumenis may be granted options under the 2000 Plan that qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “ITO”). Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority (the “ITA”), has approved this plan as required by applicable law. The 2000 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan contemplates grant of awards to grantees in other jurisdictions.

        Israel 2003 Share Option Plan.

        In March 2003, our board of directors adopted our Israel 2003 Share Option Plan (the “2003 Israel Plan”), which was approved by our shareholders in May 2003. The 2003 Israel Plan expires in March 2013. Only our directors, officers and employees who are residents of Israel are eligible to participate in this plan. Options may be granted under the 2003 Israel Plan that qualify under the “capital gains route” provisions of Section 102(b)(2) of the ITO (see above under “2000 Share Option Plan”) and this plan has been approved by the ITA.

        2007 Share Incentive Plan.

        In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan (the “2007 Plan”), which expires in January 2017. In September 2007, our board of directors amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the 2007 Plan, as amended, was approved by our shareholders. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). This plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the ITO (see under “2000 Share Option Plan, above”), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan contemplates grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

        The following table presents certain option data information for the above-described plans as at June 21, 2009:

Plan	Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

1999 Plan	5,000,000	2,631,705	305,511	2,062,784	$6.74
2000 Plan	11,500,000	455,070	4,073,998	6,970,932	$6.46
2003 Israel Plan	2,000,000	2,667	1,613,542	383,791	$1.74
2007 Plan	11,500,000	none	3,274,162	8,225,838	$0.98

Totals	30,000,000	3,089,442	9,267,213	17,643,345	$3.84

        On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of ordinary shares under the above plans to directors, officers, employees and eligible consultants.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Ownership of Major Shareholders.

        The following table presents as of June 29, 2009 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (whom we refer to as our “Major Shareholders”). The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after June 29, 2009. Shares issuable upon the exercise or conversion of such options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, warrants or other convertible securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 215,335,424 ordinary shares outstanding as of June 29, 2009 (excluding 35,527 shares of treasury stock).

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

Beneficial Owner	Shares	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership

LM Partners L.P.(1) and affiliates, including Harel Beit-On
Delta House, 16 Abba Eban Avenue, 46725 Herzliya Pituach, Israel	97,162,188	15,740,798	112,902,986	48.86%

Ofer Hi-Tech Investments Ltd.(2) and affiliates
9 Andre Saharov Street,
31905 Haifa, Israel	78,346,240	11,449,657	89,795,897	39.60%

Bank Hapoalim B.M.(3) 23 Menachem Begin Street, Migdal Levinstein 66183 Tel Aviv, Israel	-	11,911,300	11,911,300	5.53%

(1)	The beneficial ownership by LM Partners L.P. (“LM Partners”) of our ordinary shares consists of:

(a) 97,147,188 shares held directly by LM Partners of which:

(i) 70,047,566 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement and/or via the exercise of some of the Additional Warrants granted in connection therewith;

(ii) 8,537,690 shares were purchased on June 4, 2007 via the exercise of remaining Additional Warrants granted in connection with the 2006 Purchase Agreement;

(iii) 13,743,750 shares were issued on March 18, 2009 under the post closing share adjustment provisions of the 2006 Purchase Agreement (the “Post Closing Adjustment Provisions”) (See “Recapitalization and Equity Financing – 2006 Recapitalization” – “Shares Adjustments Related to Litigation Outcome”in Item 4.A above); and

(iv) 4,818,182 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing;

(b) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of LM Partners;

(c) 11,936,707 shares issuable upon the exercise of the Closing Warrants granted in connection with the 2006 Purchase Agreement and held by LM Partners, all of which are currently exercisable;

(d) 2,409,091 shares issuable upon the exercise of the 2009 Warrants granted to LM Partners in connection with the 2009 Equity Financing, all of which are currently exercisable ;

(e) 1,360,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners that are currently exercisable or exercisable by Mr. Beit-On within 60 days of June 29, 2009; and

(f) 35,000 shares issuable upon the exercise of options granted to the late Mr. Aharon Dovrat during his service as a member of our board of directors, all of which are currently exercisable by the estate of Mr. Aharon Dovrat.

LM Partners is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners and may be deemed to be the beneficial owners of the shares held by LM Partners. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by LM Partners except to the extent of their respective pecuniary interests therein. LM Partners and the individuals and entities that control it are part of a group generally known as Viola Partners.

(2)	The beneficial ownership by Ofer Hi-Tech Investments Ltd. (“Ofer Hi-Tech”) of our ordinary shares consists of:

(a) 74,227,964 shares held directly by Ofer Hi-Tech, of which:

(i) 46,633,091 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement;

(ii) 12,908,871 shares were purchased on June 4, 2007 via the exercise of Additional Warrants granted in connection with the 2006 Purchase Agreement;

(iii) 10,413,275 shares were issued on March 18, 2009 under the Post Closing Adjustment Provisions; and

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing;

(Of the above 74,227,964 shares, 8,695,584 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006 (the “Trust Agreement”);

(b) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech, of which 373,065 shares were purchased on June 4, 2007 via the exercise of Additional Warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares were issued on March 18, 2009 under the Post Closing Adjustment Provisions;

(c) 3,679,966 shares held by third parties with respect to which Ofer Hi-Tech shares voting power under the provisions of a Voting and Option Agreement dated August 31, 2007, under which such third parties have agreed to vote all shares held by them in favor of or in opposition to any resolution proposed for adoption at any meeting of our shareholders in the manner voted by Ofer Hi-Tech. Pursuant to said Voting and Option Agreement, Ofer Hi-Tech has granted such third parties an option to purchase 2,038,925 of the Lumenis shares held by it;

(d) 9,313,293 shares issuable upon the exercise of Closing Warrants held by Ofer Hi-Tech (of which, warrants for 1,062,500 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(e) 2,136,364 shares issuable upon the exercise of the 2009 Warrants held by Ofer Hi-Tech (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable.

Ofer Hi-Tech is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of an irrevocable trust established in the Cayman Islands.

Mr. Yoav Doppelt, a director of Lumenis, is the chief executive officer of Ofer Hi-Tech.

(3)	The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by the Bank. For details of theses warrants, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B above.

Changes in Percentage Ownership of Major Shareholders.

        In December 2006, as a result of the purchase of shares under the 2006 Purchase Agreement and the exercise of certain Additional Warrants issued in connection therewith, the Investors under the 2006 Purchase Agreement, LM Partners and Ofer Hi-Tech, acquired initial equity interests of approximately 45.5% and 30.3%, respectively, in our Company. In June 2007, following the exercise of further Additional Warrants by the Investors under the 2006 Purchase Agreement, the holdings of LM Partners and Ofer Hi-Tech, were approximately 44.4% and 33.6%, respectively. In March 2009, the holdings of LM Partners and Ofer Hi-Tech, increased to approximately 45.8% and 34.7%, respectively, as a result of the issuance of additional shares under the Post Closing Adjustment Provisions of the 2006 Purchase Agreement (See “Recapitalization and Equity Financing — 2006 Recapitalization — Shares Adjustments Related to Litigation Outcome” in Item 4.A above). In June 2009, as a result of the issuance of shares under the 2009 Purchase Agreements, the shareholdings of LM Partners and Ofer Hi-Tech decreased slightly to approximately 45.1% and 34.5%, respectively. The said holdings of Ofer Hi-Tech include shares held by Ofer Hi-Tech in trust for third parties, but exclude shares held by affiliates. (The computation of percentages in this paragraph is solely based upon issued ordinary shares and excludes any Lumenis shares that the respective shareholders had the right to receive upon the exercise by them of warrants or stock options.)

        Immediately prior to implementation of Post Closing Adjustment Provisions under the 2006 Purchase Agreement in March 2009, Bank Hapoalim B.M. held warrants for the purchase of 9,411,300 of our shares, which then constituted approximately 5.1% of our outstanding shares, assuming exercise of such warrants by the Bank. As a consequence of dilution resulting from the implementation of such adjustment provisions, the Bank ceased to be a beneficial owner of 5% or more of our shares. However, on June 30, 2009, the terms of the warrants held by the Bank were modified, pursuant to which the number of shares issuable thereunder increased by 2,500,000, and the Bank again became a beneficial owner of 5% or more of our shares. (See “Liquidity & Capital Resources — Restructuring of Bank Debt” in Item 5.B above.)

Record Holders.

        Based upon a review of the information provided to us by our transfer agent and the issuance of shares pursuant to the 2009 Equity Fianancing, there were, as of June 29, 2009, 941 holders of record of our shares, of which 718 record holders holding 36,887,373, or approximately 17.13%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company, held of record 36,524,117 of our outstanding ordinary shares on behalf of an estimated 120 firms of U.S. brokers and banks, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Equity Financing by Major Shareholders.

        On June 25, 2009, we completed the 2009 Equity Financing, thereby consummating a private placement of our ordinary shares in consideration of an aggregate equity investment of $15 million in our Company. Our two major shareholders, LM Partners and Ofer Hi-Tech, were among the parties that entered into the 2009 Purchase Agreements with us and participated in the equity investment in amounts of $5.3 million and $4.7 million, respectively. Pursuant to the 2009 Purchase Agreements, LM Partners and Ofer Hi-Tech purchased, respectively, 4,818,182 and 4,272,727 of our shares at a price of $1.10 per share and were granted by us warrants (the “2009 Warrants”) to purchase, respectively, 2,409,091 and 2,136,364 of our shares at an exercise price of $1.30 per share. For a discussion of this transaction, see “Recapitalization and Equity Financing – 2009 Equity Financing” in Item 4.A above.

Registration Rights Agreement and Amendment.

        In December 2006, contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with LM Partners, Ofer Hi-Tech and the Bank to provide certain registration rights to them, and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Purchase Agreements, we entered into an amendment to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”), pursuant to which (i) Agate Medical Investments L.P. and Agate Medical Investments (Cayman) L.P. (together “Agate”), a new investor participating in the 2009 Equity Financing, by execution of Joinders, became a party to the Registration Rights Agreement, and (ii) the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants became subject to the rights granted under the Registration Rights Agreement. (For details of 2006 Purchase Agreement, the 2009 Purchase Agreements and the Restructuring Agreement, see “Recapitalization and Equity Financing” in Item 4.A above and “Liquidity & Capital Resources — Restructuring of Bank Debt” in Item 5.B above.)

        The registration rights provided under the Registration Rights Agreement, as amended by the Registration Rights Agreement Amendment, relate to the following shares:

—	The shares acquired at the closing under the 2006 Purchase Agreement;

—	The shares acquired at the closing of the 2009 Equity Financing;

—	The shares issued upon the exercise of the Additional Warrants granted pursuant to the 2006 Purchase Agreement;

—	The shares issuable upon the exercise of the Closing Warrants granted pursuant to the 2006 Purchase Agreement;

—	The shares issuable upon the exercise of the 2009 Warrants;

—	The shares issuable upon the exercise of the warrants held by the Bank;

—	Additional shares issued or issuable pursuant to the Post Closing Adjustment Provisions under the 2006 Purchase Agreement (see “Recapitalization and Equity Financing – 2006 Recapitalization –Shares Adjustments Related to Litigation Outcome” in Item 4.A above.) or the 2009 Purchase Agreements with Agate; and

—	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

        All the above shares are collectively referred to in this annual report as the “registrable shares.”

        Demand Registration Rights.  In general, holders of a majority of the then outstanding registrable shares may demand that a registration statement be filed to register the resale of their shares (subject to the exclusions contained in the Registration Rights Agreement, as amended).

        Piggyback Registration Rights.  If we were to effectuate a primary or secondary offering of securities (except on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the holders of registrable shares have a right to include their registrable shares under the related registration statement.

        Shelf Registration Rights.  Holders of at least 10% of the registrable shares, and in certain circumstances, the Bank and Agate alone, may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register the resale of their shares upon such time as we have registered our ordinary shares under Section 12(g) of the Exchange Act. If six shelf registration statements have been filed pursuant to the shelf registration rights set forth in the agreement and declared effective by the SEC, then holders shall no longer have any shelf registration rights.

        Subsequent Registration Rights.  Without the consent of the holders of at least 60% of the registrable shares then held by the holders, we may not grant or agree to grant registration rights superior to those granted under the Registration Rights Agreement, as amended. Commencing twelve months after the date of the agreement, we may file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of securities, provided that at such time holders under the Registration Rights Agreement are given the opportunity to include their registrable shares in such registration. In addition, (a) after the earlier of (x) five years after the date of the Registration Rights Agreement and (y) such time as the holders own, in the aggregate, less than 45% of the registrable shares, we may grant demand registration rights without the consent of the holders as set forth above, provided that such demand rights may not be exercised prior to such time that we have effected at least one demand registration under the Registration Rights Agreement, and (b) at such time as the holders own, in the aggregate, less than 25% of the then outstanding registrable shares, we may grant demand registration rights without the consent of the holders.

        Obligations of the Company.  The Company has undertaken customary obligations in the Registration Rights Agreement, as amended, including, but not limited to, the preparation and filing of any required amendments to registration statements, furnishing of prospectuses and registration and qualification of the securities under applicable Blue Sky laws. We are required to pay all fees and expenses incident to the registration of the resale of the registrable shares.

        Under the Registration Rights Agreement, as amended, we have agreed to indemnify each of the other parties, and they have agreed to indemnify us, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The foregoing is only a summary and is qualified in its entirety by reference to the full text of the Registration Rights Agreement and Registration Rights Agreement Amendment, which are exhibits to this annual report and are incorporated herein by reference.

Issuance of Additional Shares to Major Shareholders Related to Outcome of Litigation.

        The 2006 Purchase Agreement includes Post Closing Adjustment Provisions whereby the amount of Purchased Shares issued to Investors under that agreement and their assignees, and the amount of shares issued as a result of the exercise of the Additional Warrants, would be adjusted, and the exercise price of the Closing Warrants would automatically be reduced, to take account for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the then concluded investigation by the SEC and certain litigation, including a securities class action, the settlement of which was approved by the court in August 2008. (For details, see “Recapitalization and Equity Financing — 2006 Recapitalization – Shares Adjustments Related to Litigation Outcome” in Item 4.A above, and “Legal Proceedings — Securities Class Action Complaints” in Item 8.A below.) On March 18, 2009, on the first implementation of the Post Closing Adjustment Provisions (i) we issued 24,466,936 shares to the Investors under the 2006 Share Purchase Agreement and certain assignees and (ii)  the exercise price of the Closing Warrants was reduced from $1.1794 per share to $1.0039 per share.

Pulsar Welding Ltd.

        During the first and second quarters of 2008, we paid Pulsar Welding Ltd. (“Pulsar”), an Israeli private company, approximately $10,000 for services rendered in the fourth quarter of 2007 and first quarter of 2008 in connection with certain technological feasibility tests. Mr. Harel Beit-On, chairman of our board of directors, is a director and holder (directly or indirectly) of more than 5% beneficial ownership in Pulsar, and affiliates of LM Partners L.P., one of our major shareholders, hold beneficial ownership interests of more than 5% in Pulsar. Neither Mr. Beit-On nor LM Partners nor its affiliates (other than Pulsar) were involved in rendering the aforementioned services or in any related discussions.

Agam T.E.F.E.N Ltd.

        During 2008, we paid Agam T.E.F.E.N Ltd. (“Agam”), an Israeli private company, approximately $400,000 for our purchase of raw material in the ordinary course of business, pursuant to a commercial agreement between Agam and us. Mr. Beit-On, chairman of our board of directors, and other affiliates of LM Partners are holders (directly and indirectly) of more than 5% beneficial ownership in Plenus Mezzanine Management Limited Partnership, an Israeli limited partnership, and Plenus Mezzanine 2006 Ltd., an Israeli private company, which are, respectively, the general partner and the management company of the Plenus Mezzanine Fund. Mr. Beit-On also serves as a director of Plenus Mezzanine 2006 Ltd. Agam is controlled by the Plenus Mezzanine Fund. Neither Mr. Beit-On nor LM Partners nor its affiliates (other than Agam) were involved in the transaction for the sale of the said raw material or in any related discussions.

Exculpation, Indemnification and Insurance of our Office Holders.

        Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our officer holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. See “Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C above.

        Pursuant to the 2006 Purchase Agreement, several of our current officers and directors are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions.

Directors and Senior Management Stock Options.

        Each of our current directors and each member of our senior management has received stock options for the purchase of Lumenis shares. See Item 6.B – “Compensation of Directors and Senior Management” above.

C. Interests of Experts and Counsel.

        Not Applicable

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

        The consolidated financial statements and other financial information required by Regulation S-X are included in this annual report beginning on page F-1.

Export Sales.

        The following table presents total export sales for each of the fiscal years indicated (in thousands of U.S. dollars):

	2008	2007	2006

Total Export Sales*	$256,032	$266,971	$263,061
as a percentage of Total Sales	99.8%	99.7%	99.5%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings.

        We are a party to various legal proceedings incident to our business. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have a material adverse impact on our business, financial condition, operating results or cash flows.

        Civil Proceedings By SEC.

        In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for a period commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004, the law firm of Debevoise & Plimpton LLP rendered a report on behalf of our audit committee that concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against us and against Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. S. Genger is the son of Arie Genger, one of our former directors and former Vice Chairman of our board of directors. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us and Mr. S. Genger.

        As part of that settlement, we entered into a consent order with the SEC, without admitting or denying the allegations, pursuant to which we consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules. The consent order also disqualified us from benefiting from the protection of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements that we made during the three-year period following our entry into the consent order, which period expired on April 26, 2009.

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

        In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares were not permitted to be quoted or publicly traded in the United States on a national securities exchange or elsewhere until we re-registered our shares with the SEC. We have since reregistered our shares under Section 12 of the Exchange Act and our ordinary shares are eligible once again for quotation or trading in the United States. However, our ordinary shares remain unquoted and no trading has commenced on a national securities exchange, and we are not aware of any other trading in our shares. We cannot assure you that our shares will be approved for quotation or trading on any securities exchange or that trading will recommence.

        Under the terms of their indemnification agreements, Mr. Morano and Mr. S. Genger were entitled to indemnification to the fullest extent permitted by law, including advance of expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence giving rise to the indemnifiable event. See “Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C above.

        See also “Recapitalization and Equity Financing — 2006 Recapitalization — Shares Adjustments Related to Litigation Outcome” in Item 4.A above, for a discussion of the Post Closing Adjustment Provisions, under which we are required to issue additional shares to certain shareholders and the exercise price for certain warrants is reduced as a result of the losses, indemnities, liabilities and expenses associated with this investigation and related litigation exceeding, or not otherwise covered by, our insurance coverage.

        Securities Class Action Complaints.

        On June 17, 2003, the U.S. District Court for the Southern District of New York consolidated nine purported class action complaints filed against us and several former officers and directors during 2002, and appointed lead plaintiffs’ counsel and lead counsel (In re Lumenis, Ltd. Securities Litigation, 02 Civ. 1989 (S.D.N.Y.)(DAB)). On August 29, 2003, lead counsel filed a consolidated amended class action complaint (“CAC”), which expanded the alleged class period to cover a period from October 2, 2000 to May 16, 2002, made new substantive allegations of alleged securities fraud, and added the then-Vice Chairman of our board of directors, Arie Genger, as an additional defendant solely on a controlling person theory of liability. (The CAC continued to name the then-Chairman of our board of directors, Jacob Frenkel, and former officers Yacha Sutton, Sagi Genger and Asif Adil as defendants.).

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

        On April 3, 2008, following lengthy mediator-assisted negotiations between the parties that began in March 2007, approval of our audit committee, board of directors and shareholders pursuant to the Companies Law, and agreements with our primary and two excess layer directors and officers liability insurers (the “D&O Insurers”), we entered into a Stipulation of Settlement with lead plaintiffs’ counsel pursuant to which this class action litigation would be settled and dismissed with prejudice against us and the other defendants, subject to Court approval. On May 7, 2008, the Court issued an Order Preliminarily Approving Settlement and Providing Notice, which preliminarily approved the Stipulation for Settlement, and on August 25, 2008, the Court issued a Final Judgment and Order of Dismissal with Prejudice approving the settlement (the “Settlement”) and dismissal of the class action litigation. Pursuant to the Settlement, an amount of $20,100,000 was paid into a Settlement Fund, and of such amount, we directly contributed $2,736,000 toward the Settlement, and the D&O Insurers collectively contributed the remaining $17,364,000. Furthermore, as part of the agreement for the Settlement, and subject thereto, we agreed to forgive our primary D&O Insurer approximately $1,645,000 that it would have otherwise owed to us for reimbursement of defense fees that we had advanced.

        The Settlement approved by the Court provided for the filing of a third amended and consolidated class action complaint (“TAC”) naming the same defendants as are named in the SAC and incorporating additional allegations and claims based on those alleged in the SEC civil action referred to above. The TAC amended and enlarged the class definition to include persons who purchased our shares at any time between October 2, 2000 and March 7, 2006 (the “Settlement Class Period”). The purchasers of our shares during the Settlement Class Period constitute the Settlement Class. Excluded from the Settlement Class were the following: all defendants; the members of individual defendants’ immediate families; all individuals who are either current officers and/or directors, or who served as officers and directors of Lumenis or its subsidiaries at any time during the Settlement Class Period; any person, firm, trust, corporation, or entity in which any defendant has a controlling interest or any entity that is related to, or affiliated with, any defendant; and the legal representatives, agents, affiliates, heirs, successors and assigns of any such excluded persons.

        The Stipulation of Settlement provided for the suit to proceed as a class action on behalf of the Settlement Class, and the Court entered an order certifying the Settlement Class for purposes of this settlement only.

        In its order, as amended, among other things, the Court also approved a form and method of giving notice to the members of the Settlement Class and set a date (45 days after the conclusion of the settlement hearing) by which proofs of claim had to be submitted by members of the Settlement Class who did not opt-out of the Settlement Class and who wished to participate in the Settlement Fund.

        In addition to the above class action litigation, seventeen purchasers of our shares between September 2001 and February 2002 originally filed a complaint in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York, where it has been assigned as a related case to the judge who is presiding over the above-described consolidated class action cases (Aqua Fund, L.P., et al. v. Lumenis Ltd., et al., 04 Civ. 2239 (S.D.N.Y.)(DAB)). The amended complaint alleged that we and two former officers, Mr. Sutton and Mr. S. Genger, made material misrepresentations and/or omissions about our financial results and projections of future earnings due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of our acquisition of CMG.

        All of the Aqua Fund plaintiffs were included in the Settlement Class as defined above, and none of such plaintiffs opted out from being included as part of the Settlement Class. Therefore, pursuant to a motion filed by the Company with the Court, and as stipulated between the parties thereto, the Aqua Fund case was dismissed with prejudice on January 27, 2009.

        See also “Recapitalization and Equity Financing – 2006 Recapitalization – Shares Adjustments Related to Litigation Outcome” in Item 4.A above” for a discussion of additional shares issuable to certain shareholders and the reduction in the exercise price of certain warrants in order to account for losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with certain litigation, including the securities class action.

        Lawsuit by Theodore Steliotes.

        On April 7, 2006 Theodore Steliotes filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc. regarding the sale of equipment by Coherent, Inc. to the plaintiff. The plaintiff was seeking damages in excess of $ 1.0 million for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of our 2001 acquisition of the medical division of Coherent, Inc., we undertook to defend and indemnify Coherent against such claims. The matter was settled to the full satisfaction of the parties on April 3, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

        Lawsuit by Gerald Coursley.

        On April 24, 2008, Dr. Gerald Coursley filed a complaint against Lumenis Inc. in the Superior Court of Santa Clara, California for breach of written contract and for breach of implied covenant of good faith and fair dealing with respect to a Settlement Agreement (the “Agreement”) executed by the parties in 2004 arising out of Dr. Coursley’s dissatisfaction with his VascuLight that he purchased in 1999. Dr. Coursley asserted that we breached the Agreement by failing to deliver parts and training to which he was entitled under the Agreement. He alleged damages in excess of $1 million. The matter was settled to the full satisfaction of the parties on April 20, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

        Lawsuit by CardioFocus, Inc. for Alleged Patent Infringement.

        On July 20, 2006 CardioFocus, Inc. filed a lawsuit against us in the United States District Court for the District of Massachusetts. The case alleged that we willfully infringed three United States patents. We filed an Answer and Counterclaims on January 2, 2007, and CardioFocus, Inc. replied to the Counterclaims on January 19, 2007. We asked the Court to bifurcate for trial and separate discovery regarding the issues of patent ownership, license and whether we have a release from liability. As part of that request, we asked the Court to stay discovery and trial of all other claims. On April 5, 2007, the Court granted our motion. On December 19, 2007 the parties entered into a Settlement Agreement that contains confidential terms, releases of claims and the dismissal of the action. On February 4, 2008, the stipulation for dismissal of the action was filed by the court.

        Lawsuit by Dr. William P. Young for Alleged Patent Infringement.

        On July 23, 2003, Dr. William P. Young, a veterinarian, filed a patent infringement lawsuit against Lumenis, Inc. in the United States District Court for the Southern District of Ohio claiming that we were inducing veterinarians to infringe his Unites States Patent Number 6,502,579. In November 2005, the court held claims 1-5 of the subject patent invalid as a matter of law. Claim 6 remained at issue. We filed several motions to have the remainder of the case dismissed. On March 28, 2006, the court granted two of our motions for summary judgment. The court dismissed Young’s claim of induced infringement for the only remaining patent claim, claim 6, and held the patent unenforceable due to inequitable conduct during the re-examination of the patent. Young appealed the invalidity and unenforceability decisions but not the non-infringement holding. A hearing was held on February 9, 2007, and a decision was rendered by the US Court of Appeals for the Federal Circuit on June 27, 2007 wherein the court reversed the District Court’s decisions regarding the judgment of invalidity and the grant of summary judgment of patent unenforceability. On December 21, 2007 the parties entered into a Settlement Agreement that contains confidential terms, releases of claims and the dismissal of the action. On January 10, 2008, the stipulation for dismissal of the action with prejudice was filed with the court.

        Lawsuits against Alma Lasers.

        On June 28, 2007, we filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. in the U.S. District Court for the Northern District of Illinois claiming that Alma’s light-based cosmetic treatment systems, including the Harmony platform, infringe seven of our U.S. patents. We also alleged that Alma’s activities constitute willful infringement of these patents. In this lawsuit, we are seeking an injunction against further infringement as well as monetary damages.

        On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its four founders, Ziv Karni, Yoav Avni, Nadav Bayer, and Ivgeni Kodritzki, all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We have requested (i) relief from the court in the form of an injunction against the use of such core technology by Alma in its products and (ii) monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of our technology. We also requested from and obtained leave of the U.S. District Court where the infringement action referred to above was filed to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers, Inc. The complaints allege that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma founders departed from Lumenis, and that the designs and technology related to such components were misappropriated by one or more of Alma’s founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleges that Alma has earned significant revenues from the sale of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that Alma’s founders were recently paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology.

        Administrative Subpoena from U.S. Department of Commerce.

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

        Assessment from the Israel Tax Authority, or “ITA”.

        In or about October 2005, we received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of NIS 309 million (approximately $78 million based on the June 25, 2009 exchange rate), including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for our Approved Enterprises under the Investment Law, which would then subject our income to the full statutory income tax rate in those years, by claiming that our audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of tax exempt earnings under ourAapproved Enterprise program for the same period. We have filed an appeal notice with the District Court in Haifa, Israel against the ITA assessment. The trial on this matter is scheduled for November 2009. We believe that the entire assessment is in error and that no tax is due, and we intend to vigorously defend our position in the Israeli courts and under applicable tax treaties. We believe that we should prevail in this dispute, but cannot assure you, however, that we will prevail.

        Lawsuit by the Manufacturers Association of Israel.

        On February 26, 2008, the Manufacturers Association of Israel, or MAI, filed a lawsuit in the Tel-Aviv Regional Labor Court in Israel against us, claiming NIS 450,000 (approximately $133,000 based on the June 23, 2008 exchange rate) plus interest and linkage to the Israeli Consumer Price Index, for payment of dues for the years 2003 through 2008, even though we are not a member of the MAI. The matter was settled to the full satisfaction of the parties on March 17, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

        Miscellaneous Lawsuits.

        We are also a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products and to certain claims alleging that we are in breach of contract with certain customers. We are also parties to various employment claims in some of the regions in which we operate. We are defending these claims vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have a material adverse impact on our business, financial condition, operating results or cash flows.

Dividend Policy.

        We have never paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares in the foreseeable future.

        We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as the board may deem relevant. Pursuant to our articles of association, dividends may be declared by the board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to Approved Enterprises, our payment of dividends may be subject to certain Israeli taxes to which we would not otherwise be subject. Furthermore, pursuant to the terms of financing agreements, we are restricted from paying dividends to our shareholders. In the event that we declare cash dividends, we may pay those dividends in shekels.

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

B. Significant Changes.

        No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Listing Details.

        The following table sets forth, for the periods indicated, the reported high and low closing sale prices per share for our ordinary shares, as reported by NASDAQ for the NASDAQ National Market prior to February 6, 2004, and as quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”) from February 6, 2004 until April 26, 2006.

	Sales Prices
	High	Low

2004 Annual	$2.22	$1.09
2005 Annual	$2.85	$1.30
2006 Annual	$2.68	$1.40
2007 Annual	-	-
2008 Annual	-	-
2009 (to date)	-	-

        Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges. See “Markets” in Item 9.C below.

B. Plan of Distribution.

        Not Applicable.

C. Markets.

        Our ordinary shares were first listed and began trading on The NASDAQ National Market on January 24, 1996 under the ticker symbol “ESCMF.” On September 17, 1999, our shares began trading under the ticker symbol “ESM,” and on September 24, 2001, following approval by the Israel Registrar of Companies of the new name, Lumenis Ltd., our shares began trading under the ticker symbol “LUME.” On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the Pink Sheets. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act and, although on May 1, 2007, we filed a registration statement under the said Section 12 for the re-registration of our shares, which resulted in our ordinary shares once again becoming eligible for quotation or trading in the United States, our shares have not been listed on any national securities exchange or quoted on any system since April 26, 2006.

D. Selling Shareholders.

        Not Applicable.

E. Dilution.

        Not Applicable.

F.	Expenses of the Issue.

        Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital.

        Not applicable

B. Memorandum and Articles of Association.

Purposes and Objects of the Company.

        We are a public company registered under Israel’s Companies Law as Lumenis Ltd., registration number 52-004255-7. Pursuant to our memorandum of association, we were formed for the purpose of engaging in the research, development, manufacture, marketing, sale, import and export of high output electrical energy systems, systems that will produce other forms of energy, products that are based on high output technologies, performing various corporate activities permissible under Israeli law, and engaging in any field that the management of the company may decide from time to time.

        On February 1, 2000, the Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of Israel’s Companies Ordinance (New Version), 5743-1983, except for certain provisions that relate to bankruptcy, dissolution and liquidation of companies.

The Powers of the Directors.

        Under the provisions of the Companies Law and our articles of association, the management of the business of the Company shall be vested in our board of directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members in board meetings, see “Fiduciary Duties of Officer Holders – Approval of Related Party Transactions Under Israeli Law” in Item 6.C – “Board Practices” in this Item above.

        The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except to the same degree as any other transaction into which we may enter.

        Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our Company in order to qualify to serve as directors.

Rights Attached to Shares.

        Our authorized share capital consists of 900,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

        Dividend Rights. Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

        Voting Rights. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholder meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our articles of association, increases to our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, is required to act fairly towards the Company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement among shareholders is also subject to observance of these duties.

Election of Directors.

        Pursuant to our articles of association, our directors are elected by the holders of a simple majority of our ordinary shares present and voting at a general shareholder meeting. See Item 6.C – “Board Practices” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices – External Directors” in Item 6.C above.

        In addition, any shareholder or group of shareholders of the Company holding at least twelve percent (12%) of the voting rights of the issued share capital of the Company (a “12% Group”) may request that the board of directors include in the agenda of the next general meeting in which directors are due to be elected to the board of directors, one (1) nominee designated by such 12% Group. The request must be delivered to the Secretary of the Company not later than 40 days and not more than one hundred and twenty (120) days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted to the shareholders if at least 75% of the then-serving directors resolve that his/her nomination is not in the best interests of the Company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all of the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

        LM Partners L.P. holds 45.12% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech Investments Ltd. holds 34.47% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect 3 and 2 of our directors, respectively, except that the election of our external directors requires compliance with the special approval requirements described in “Board Practices – External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

Annual and Special Meetings.

        Our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

        A special general meeting of shareholders may be convened by the board of directors, as it decides. In addition, our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one-quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

Notices.

        Under our articles of association, notice of general meetings must be given to shareholders only to the extent required and in accordance with any mandatory provisions of the Companies Law and the regulations thereunder.

Quorum.

        The quorum required for a general meeting of our shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one-third of the voting rights of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of our board of directors determines. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and, in any other reconvened meeting, the quorum that is required is any two members present in person or by proxy (regardless of how many shares held thereby).

Adoption of Resolutions.

        Subject to the provisions of the Companies Law or as specifically set forth in our articles of association (for example, see “Election of Directors” in this Item above), a shareholders’ resolution , such as a resolution for an amendment to our articles of association, shall be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders meeting, in person or by proxy, and voting thereon. Under the Companies Law a resolution to voluntarily wind up the Company requires approval by holders of 75% of the voting rights represented at a shareholders meeting, in person or by proxy, and voting on the resolution.

        Rights to Share in the Company’s Profits. Our shareholders have the right to share in our profits distributed as a dividend or via any other permitted distribution. See “Rights Attached to Shares – Dividend Rights”, in this Item above.

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

        Limited Liability. The Company is a limited liability company and therefore each shareholder’s liability for the Company’s obligations shall be limited to the payment of the par value of the shares held by such shareholder, subject to the provisions of the Companies Law.

        Limitations on Any Existing or Prospective Major Shareholder. See “Board Practices – Approval of Specified Related Party Transactions with Office Holder Under Israeli Law” in Item 6.C above.

Changing Rights Attached to Shares.

        Under our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of our shareholders and by a separate general meeting of the holders of the affected class, in each case via a simple majority of the voting power participating in such meeting.

Limitations on the Rights to Own Securities in Our Company.

        Neither our memorandum of association or our articles of association nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company.

        The Companies Law requires that mergers between Israeli companies be approved by the boards of directors of, and, unless certain requirements described under the Companies Law are met, general meeting of shareholders of, both parties to the transaction. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

        The approval of the boards of directors of both companies is subject to such boards’ determination that considering the financial position of the merging companies, in its opinion no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations towards its creditors. Each company must notify its creditors about a contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as approval by the antitrust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 45% or greater shareholder of the company. A tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the subject company’s outstanding shares, regardless of how many shares are tendered by shareholders. A tender offer may be consummated only if (i) at least 5% of the subject company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all of the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

        Pursuant to our 1999 Share Option Plan, 2000 Share Option Plan, and Israel 2003 Share Option Plan, in the event of a change of control, all options then held by our directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire number of ordinary shares underlying such options.

Changes in Our Capital.

        Changes in our capital are subject to the approval of our shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

        The foregoing description includes only a summary of certain provisions of our Memorandum and Articles of Association and is qualified in its entirety by reference to the full text of such documents, which is are exhibits to this annual report and are incorporated herein by reference.

C. Material Contracts.

        We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A – “History and Development of the Company” above, Item 4.B – “Business Overview” above or Item 7.B – “Related Party Transactions” above.

D. Exchange Controls.

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

E. Taxation.

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

        This discussion does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and special tax treatment. For example, the discussion below does not cover the tax treatment of residents of Israel and traders in securities who are subject to special tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Taxation Considerations.

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Israeli resident individuals.

        Commencing as of January 1, 2006, the tax rate applicable to real (non-inflationary) capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, the tax rate will be 25%. A “significant shareholder” is generally a person who alone, or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

        Israeli individual residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares (other than bonus shares or share dividends), which is withheld at the source at 20%, or 25% for a shareholder that is a “significant shareholder” at any time during the 12-month period preceding such distribution (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in our Company). Dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce our shareholders’ tax liability.

Israeli resident corporations.

        Currently our shares are not listed for trading on any stock market. The tax rate applicable to capital gains derived by Israeli resident corporations from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our Company, is 25% (unless the following paragraph applies).

        The tax rates applicable for Israeli resident corporations on capital gains derived from the sale of publicly-traded shares of Israeli companies are the general corporate tax rates. As described in “General Corporate Tax Structure” in Item 5A above, recent changes in the law will have reduced and will continue to reduce the corporate tax rate from 27% in 2008 to 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of such shares. Currently our shares are not listed for trading on any stock market and we cannot assure you that our shares will ever be listed for trading on a stock market.

        Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. Dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli residents.

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

        Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax. However, this exemption will not apply if (i) such resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. Under the United States-Israel Tax Treaty, a US resident subject to Israeli capital gains tax would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the United States.

        Non-Israeli residents (individuals and corporations) will generally be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange (the “TASE”) or on a recognized stock exchange outside of Israel provided (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market, (iii) the shares were purchased after being listed on the designated stock market, and (iv) such shareholders are not subject to the Inflationary Adjustment Law. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. We cannot assure you that our shares will be, or will thereafter remain, listed for trade on a stock market. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, a temporary provision of the Israeli tax laws exempts certain treaty country residents from capital gains tax on the sale of shares in Israeli companies purchased between July 1, 2005 and December 31, 2008. In order for this exemption to apply, the following conditions need to be met:

1.	An application is to be submitted to the Israeli Tax Authority (the “ITA”) at the same time as the reporting of the sale and capital gain;

2.	The capital gain does not derive from a permanent establishment of the seller in Israel;

3.	The seller is an individual and has been a resident of a country with which Israel has a tax treaty (e.g., the U.S) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are resident of a country with which Israel has a tax treaty (e.g., the U.S) during the ten continuous years prior to the acquisition. Where the entity is listed on a non-Israel stock exchange, this condition is deemed met automatically in respect of “non-material” shareholders and unless it can be proved otherwise. “Material” is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

4.	The shares were not purchased from a related party and the provision of the part of the Israeli Income Tax Ordinance (the “ITO”) that addresses capital gains or a certain tax exemption granted in connection with the issuance of shares in exchange for the transfer of ownership in a real estate property to the issuer, did not apply to such purchase of shares;

5.	The sale was reported to the tax authority in the country of the seller’s residence; and

6.	Within 30 days of the acquisition, the transaction was disclosed in full to the ITA.

        We note that pursuant to a recent amendment to the ITO, sale of securities in a private Israeli company, which were purchased after January 1, 2009, should be exempt from tax in Israel provided conditions 2 and 4 are met.

        In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%- 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “significant shareholder” at the time of receiving the dividend or on any date in the 12 months preceding it (i.e., such person holds directly or indirectly, including jointly with others, at least 10% of any means of control in the Company), the applicable tax rate is 25%.

        Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States-Israel Tax Treaty further provides that the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

        A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel.

U.S. Federal Income Tax Considerations.

        Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

—	an individual who is a citizen or resident of the United States for U.S. federal tax purposes;

—	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

—	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase, hold or dispose of ordinary shares. This summary considers only U.S. holders that hold ordinary shares as capital assets.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, (the “Code”), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations;

—	are financial institutions or financial services entities;

—	are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;

—	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

        Material aspects of U.S. federal income tax law relevant to a holder other than a U.S. holder, referred to in this discussion as a non-U.S. holder, are also discussed below.

        Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares.

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2010 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided those dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as the term is defined in the Code) for any year, dividends paid on our ordinary shares in the year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

        Dividends on our ordinary shares will be foreign source passive income (or in some cases, general category income) for U.S. foreign tax credit purposes. Distributions in excess of earnings and profits will be applied against and will reduce, on a share-by-share basis, the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

        The amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is generally subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Those limitations include the provisions described in the following paragraphs, as well as rules that limit foreign tax credits allowable for a class of income to the U.S. federal income taxes otherwise payable on the net income in that class.

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

—	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or

—	to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares.

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation in the case of noncorporate taxpayers. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on a sale as of the date on which the U.S. holder receives the foreign currency. However, a U.S. holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the date of sale and may therefore realize foreign currency gain or loss on a subsequent disposition of the foreign currency based on any subsequent appreciation or depreciation in the value of the foreign currency against the U.S. dollar. That gain on those shares will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company.

        We will be a passive foreign investment company (a “PFIC”), if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the quarter-end average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

        If we were a PFIC, and a U.S. holder did not make a timely election either to treat us as a qualified electing fund or to mark our shares to market, as described below, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

—	the three previous years; or

—	the U.S. holder’s holding period for ordinary shares before the present taxable year.

        Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder would then be required to include amounts allocated to the current taxable year and each prior year in which we were not a PFIC (but not before our first taxable year beginning after December 31, 1986) in its gross income as ordinary income for the current year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income, and the tax for each such year would be subject to an interest charge at the rate applicable to deficiencies for income tax.

        The entire amount of gain that is realized or treated as realized by a U.S. holder upon the sale or other disposition of ordinary shares (generally whether or not the disposition is a taxable transaction) will also be treated as an excess distribution and will be subject to tax as described in the preceding paragraph.

        In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

        The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, or QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year in which we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

        The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service (the “IRS”). A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

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

        Although we do not believe that we were a PFIC in 2008, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2009 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares.

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and,

■	in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or

■	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

        A non-U.S. holder is a beneficial owner of our ordinary shares that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. holder.

Information Reporting and Back-up Withholding.

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

        A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalty of perjury, or otherwise establishes an exemption. If a non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if the holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Those information requirements will not apply, however, if the broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability, and a taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS, provided in each case that required information is furnished to the IRS.

F. Dividends and Paying Agents.

        Not applicable.

G. Statements of Experts.

        Not applicable.

H. Documents on Display.

        We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

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

I. Subsidiary Information.

        Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Our functional currency, except for our subsidiaries in Europe and Japan, is the dollar. We have non-Israeli subsidiaries, which sell our products in various markets. As a result, our earnings, cash flows and financial position are exposed to fluctuations in foreign currency exchange rates, mainly the Euro, Japanese Yen and shekel. We attempt to limit this exposure by selling and linking the sales price of our products mostly to the dollar.

        In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in shekels. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and, due to a general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected by such currency rate movements, notwithstanding such hedging program.

        The tables below provide information as at December 31, 2008 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

a. Foreign currency denominated assets and liabilities.

        Position as at December 31, 2008:

	Total as at December 31, 2008	Settlement Date						Fair Value as at December 31, 2008
		2009	2010	2011	2012	2013	2014 and thereafter
	(U.S. dollars in thousands)

Current Assets:
Shekels	6,877	6,877	-	-	-	-	-	6,877
Euro	15,359	15,359	-	-	-	-	-	15,359
Japanese Yen	13,281	13,281	-	-	-	-	-	13,281
U.K. pound sterling	1,775	1,775	-	-	-	-	-	1,775
Chinese Yuan	3,972	3,972	-	-	-	-	-	3,972
Other	1,343	1,343	-	-	-	-	-	1,343

Total	42,607	42,607	-	-	-	-	-	42,607

Long term Assets:
Shekels	2,721	-	48	48	-	-	2,625	2,721
Euro	1,255	-	505	276	174	209	91	1,255
Japanese Yen	2,665	-	48	47	-	-	2,570	2,665
U.K. pound sterling	74	-	37	37	-	-		74
Chinese Yuan	384	-	63	64	-	-	257	384
Other	110	-	90	18	-	-	2	110

Total	7,209	-	791	490	174	209	5,545	7,209

Current Liabilities:
Shekels	(7,399)	(7,399)	-	-	-	-	-	(7,399)
Euro	(7,073)	(7,073)	-	-	-	-	-	(7,073)
Japanese Yen	(4,897)	(4,897)	-	-	-	-	-	(4,897)
U.K. pound sterling	(5,203)	(5,203)	-	-	-	-	-	(5,203)
Chinese Yuan	(5,144)	(5,144)	-	-	-	-	-	(5,144)
Other	(3,689)	(3,689)	-	-	-	-	-	(3,689)

Total	(33,405)	(33,405)	-	-	-	-	-	(33,405)

Long term Liabilities
Shekels	(3,733)	-	-	-	-	-	(3,733)	(3,733)
Japanese Yen	(3,187)	-	-	-	-	-	(3,187)	(3,187)
Chinese Yuan	(575)	-	-	-	-	-	(575)	(575)

Total	(7,495)	-	-	-	-	-	(7,495)	(7,495)

b. Derivative Instruments.

        Position as at December 31, 2008:

	Settlement Date
	2009		2010	2011	2012	2013	2014 and thereafter
	(U.S. dollars in thousands)

Notional amounts to be received/(paid) from
derivatives relating to commitments in respect
of future salaries, suppliers, and office and
vehicle rentals to be paid (mainly in respect
of expected proceeds)
In Shekels	(7.	4)	-	-	-	-	-

        We have floating rate debt of approximately $117 million as of December 31, 2008, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction (the “IRS Transaction”) for $40 million, which is due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS Transaction, we will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest.

        The fair value of the IRS Transaction was reflected in our long-term liabilities and the changes in its value were included in our other comprehensive income in 2008. As of December 31, 2008, we recorded accumulated other comprehensive loss in the amount of $1.6 million from the IRS Transaction.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        The Restructuring Agreement with the Bank contains covenants that require us to comply with certain financial ratios. Under the original provisions of the Restructuring Agreement, we agreed not to exceed a ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) (as such terms are defined in the Restructuring Agreement) of 13 for each quarter of 2008 and 6 for each quarter of 2009. Calculations of such ratio were to be made on a quarterly basis for the previous four-quarter period commencing at the end of the first quarter of 2008. We also agreed that our operating income as a percentage of revenues would not be less than 3% in each quarter of 2008 and 4% in each quarter of 2009. We were not in compliance with either of these covenants for the first quarter of 2008. Pursuant to the 2008 Bank Debt Amendment, the above financial ratio covenant was modified and the percentage covenant was eliminated. The financial ratio calculations were still to be made on a quarterly basis (for the previous four-quarter period), but were to commence with the four-quarter period ending with the first quarter of 2009. The ratio of total debt to EBITDA that under the 2008 Bank Debt Amendment we needed to achieve for the four quarter period ending in said quarter were as follows: first quarter of 2009 - 6.5; second quarter of 2009 - 5.5; third quarter of 2009 - 5; fourth quarter of 2009 - 4.5; and the first quarter of 2010 and all subsequent quarters until the end of the loan term - 3.5. Although we were not in compliance with this covenant for the first quarter of 2009, the Bank agreed to a waiver of compliance with the covenant in respect of such quarter. (For additional details, see “Liquidity & Capital Resources – Restructuring of Bank Debt” in Item 5.B above.)

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        On March 18, 2009, we issued an aggregate of 24,466,936 additional shares to our two major shareholders and certain assignees for no additional consideration, pursuant to the adjustment provisions under the 2006 Purchase Agreement. See “Recapitalization and Equity Financing – 2006 Recapitalization – Shares Adjustments Related to Litigation Outcome” in Item 4.A above.

ITEM 15.	CONTROLS AND PROCEDURES.

      See Item 15T below.

ITEM 15T.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

        We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2008, the end of the period covered by this report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions about required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principals. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management utilized criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm.

        This annual report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(c) Changes in Internal Control over Financial Reporting.

        In our annual report on Form 20-F for the year ended December 31, 2007 filed by us on June 25, 2008, as amended by Amendment No. 3 thereto filed on May 8, 2009, we disclosed that, based on the assessment performed through the original date of filing of that annual report, management had identified a number of material weaknesses and significant deficiencies in the following areas of our internal control over financial reporting:

—	computer system access controls, change management and use of multiple systems; and

—	subsidiaries with insufficient number of professionally qualified accounting personnel.

        During the year ended December 31, 2008, we undertook the following remediation efforts to address the above-referenced deficiencies:

—	System Related Controls:

š	Management established and implemented improved formal change management policies and procedures. Accordingly, testing procedures for new modules and interfaces was properly planned, executed and reviewed before they were implemented.

š	Management performed an extensive analysis of system access authorization rights. Based on this analysis, management adjusted system access roles and reassigned system access authorizations in a manner that minimizes access rights that could lead to improper segregation of duties.

š	An interface between our previous ERP system and our new ERP system was implemented in a manner that significantly minimized our dependence on manual reconciliation between the two ERP systems. Our production activities were transitioned from our previous ERP system to our new ERP system. Information related to service activities remains on our previous ERP system.

—	Financial Personnel:

We hired a Vice President for Corporate Finance with the responsibility to oversee financial closing processes, including appropriate financial statement review, and we added additional professionally certified personnel in the United States, Europe and Japan.

        Accordingly, with respect to the remediation described above, and as part of management’s assessment of internal control over financial reporting, we have performed formal testing of control effectiveness and found that all controls mentioned above were effective.

        Except as described above, there were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

        Our board of directors has determined that both Mr. Tali Idan and Mr. Eugene Davis, meet the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of the SEC’s Regulation S-K and Item 16A of SEC Form 20-F and are independent, as defined in the applicable NASDAQ rules.

ITEM 16B.	CODE OF ETHICS.

        We have adopted a Code of Ethics for Senior Financial Officers (“Code of Ethics”) that applies to our chief executive officer, principal financial officers, principal accounting officer or controller and other persons performing similar functions for us. The Code of Ethics supplements our Business Conduct Policy, which applies to all of our employees worldwide. Copies of the Code of Ethics and the Business Conduct Policy are filed as exhibits to this annual report and are incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        The following table sets forth, for the years ended December 31, 2008 and 2007, the fees billed to us and our subsidiaries by our principal accountants(1).

	Year ended December 31,
	2008	2007
	(Dollars - in thousands),

Audit fees (2)	$1,216	$4,570
Audit-related fees	-	-
Tax fees (3)	1,004	18
All other fees	-	-

Total	$2,220	$4,588

(1)	During 2008, we changed independent auditors, appointing Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, in place of Ziv Haft, a BDO member firm. The above comprises fees billed by Ziv Haft and by other member firms of BDO worldwide in 2007 and 2008, as well as fees billed by Kost Forer Gabbay & Kasierer and other member firms of Ernst & Young Global Limited in 2008.

(2)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide. The amount stated for 2007 includes fees associated with the audits of our financial statements for the years 2004 through 2007 and review of our registration statement on Form 20-F filed by us on May 1, 2007, in which our financial statements for the years 2004 through 2006 were included.

(3)	Tax fees relate to tax compliance, planning and advice.

         Pre-approval Policies and Procedures

        Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2007 or 2008 was approved in a manner that departed from such pre-approval requirements under the de minimus exception described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

        Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS.

        The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firms	F-2 to F-4
Consolidated Balance Sheets at December 31, 2008 and 2007	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006	F-6
Consolidated Statements of Changes in Shareholders' Equity (Deficiency) for the Years Ended
December 31, 2008, 2007 and 2006	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-8
Notes to Consolidated Financial Statements	F-9 to 47

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended July 26, 2001 (English translation), incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed with the SEC on April 1, 2002.

1.2	Articles of Association of the Registrant, as amended and restated December 26, 2007. *D (1.2)

4.(b)1	Lease Agreement dated March 19, 1998 between Skan Group Yokneam Ltd. and Lumenis Ltd. (English Translation) with respect to the Yokneam, Israel facility, incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed with the SEC on March 30, 2000.

4.(b)2	Agreement dated December 25, 2008 between Engel Resources and Development Ltd. and Lumenis Ltd. (English Translation) relating to the extension of the Lease dated March 19, 1998 with respect to the Yokneam, Israel facility. **

4.(b)3	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis Ltd. with respect to second facility proposed new facilities in Yokneam, Israel. *B (4.8)

4.(b)4	Lease dated as of July 19, 2006 between HDP Associates, LLC. and Lumenis Inc. with respect to the Santa Clara, California facility. *B (4.10)

4.(b)5	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)

4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to proposed new Yokneam, Israel facility. *D (4.(b)6)

4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003. *A (10.5)

4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *A (10.6)

4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *A (10.7)

4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed with the SEC on November 19, 2003.

4.(b)11	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)

4.(b)12	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)

4.(b)13	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)

4.(b)14	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)15	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)16	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. **

4.(b)17	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)18	Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. and LM (GP) L.P.*B (4.20)

4.(b)19	Form of Purchase Agreements dated June 21, 2009 between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd., (2) LM Partners L.P. and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. **

4.(b)20	Registration Rights Agreement dated as of December 5, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. and Bank Hapoalim B.M. *B (4.23)

4.(b)21	Amendment No. 1 to Registration Rights Agreement dated June 25, 2009 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. and LM Partners L.P. **

4.(b)22	Amended and Restated Warrant No. 5 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 9,411,300 ordinary shares on or before June 30, 2014. **

4.(b)23	Amended and Restated Warrant No. 6 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 2,500,000 ordinary shares on or before June 30, 2014. **

4.(b)24	Warrant No. 9 dated June 4, 2007 issued to LM Partners L.P. to purchase 11,936,707 ordinary shares on or before December 5, 2011. **

4.(b)25	Warrant No. 10 dated June 4, 2007 issued to Ofer Hi-Tech Investments Ltd. to purchase 9,313,293 ordinary shares on or before December 5, 2011. **

4.(b)26	Form of 2009 Warrant (Warrants Nos. 11 through 14) dated June 25, 2009 issued to (1) Ofer Hi-Tech Investments Ltd.; (2) LM Partners L.P.; (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. to purchase an aggregate of 6,818,183 ordinary shares. **

4.(b)27	Trust Agreement dated as of September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder, incorporated by reference to Exhibit 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on July 10, 2007.

4.(b)28	Voting and Option Agreement dated as of August 31, 2007, by and between Eli Azut and Mirkae Tikshoret Ltd. of the one part and Ofer Hi-Tech Investments Ltd. of the other part, incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on June 23, 2008.

4.(c)1	1999 Share Option Plan, as amended April 30, 2003. *C (4.1)

4.(c)2	2000 Share Option Plan, as amended September 30, 2006. *C (4.2)

4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003, incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed with the SEC under cover of Schedule 14A on April 30, 2003, File #000-27572.

4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007, incorporated by reference to Appendix A to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K, File #000-27572, furnished to the SEC on November 21, 2007.

4.(c)5	Form of post-2006 recapitalization Indemnification Agreement. *B (4.6)

8	List of Subsidiaries. **

11.1	Lumenis Business Conduct Policy. *D (4.(c)7)

11.2	Lumenis Code of Business Ethics for Financial Officers. *D (4.(c)8)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, independent registered public accounting firm. **

15.2	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm. **

15.3	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited until December 31, 2007. **

Note: Where parenthetical references follow the description of an exhibit, such references relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed with the SEC on August 19, 2003.

*B	Incorporated by reference to said document filed as an exhibit to the Registrant’s Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007.

*C	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to the Registrant’s Registration Statement on Form S-8, File #333-148460, filed with the SEC on April 2, 2008.

*D	Incorporated by reference to said document filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File #000-27572, filed with the SEC on June 25, 2008.

**	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

LUMENIS LTD. By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

Date: June 30, 2009

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

        We have audited the accompanying consolidated balance sheet of Lumenis Ltd. (the “Company”) as of December 31, 2008 and the related consolidated statement of operations, changes in shareholders’ equity (deficiency) and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and the consolidated results of its operations and its cash flow for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2009	A Member of Ernst & Young Global

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868 Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS LTD.

        We have audited the consolidated balance sheet of Lumenis Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for both of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the balance sheet and profit and loss accounts of a subsidiary, whose consolidated assets constituted approximately 3.43% of total consolidated assets as of December 31, 2007, and whose consolidated revenues constituted approximately 11.19% and 8.40% of total consolidated revenues for the years ended December 31, 2007 and 2006, respectively. The balance sheet and profit and loss accounts of that subsidiary were audited by another auditor, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of that subsidiary is based solely on the reports of the other auditor.

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

        In our opinion, based on our audits and the reports of another auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007, and the related consolidated results of operations and cash flows for both of the two years in the period ended December 31, 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Ziv Haft —————————————— Ziv Haft Certified Public Accountants (Isr.) A BDO member firm

Tel-Aviv, Israel

June 25, 2008

Haifa Tel: 04-8680600, Fax: 04-8620866	Kiryat Shmona Tel: 04-6951389, Fax: 04-6950004
Jerusalem: Tel: o2-6546200, Fax: 02-6526633	Beer Sheva Tel: 08-654432, Fax: 08 6270008

12 York Gate Regents Park London NW1 4QS United Kingdom

25 June 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

        We have audited the balance sheet of Lumenis (UK) Limited (the “Company”) as of 31 December 2007 and the profit and loss account for both of the years in the two-year period ended 31 December 2007 (“the financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2007, and the profit for both of the two years in the period ended 31 December 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Blick Rothenberg ——————————————

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,419	$58,423
Trade receivables (net of allowance for doubtful accounts of $ 4,072 and $ 3,348 at
December 31, 2008 and 2007, respectively)	41,099	51,447
Prepaid expenses and other receivables	11,167	13,797
Inventories	54,782	51,318

TOTAL CURRENT ASSETS	127,467	174,985

FINISHED GOODS USED IN OPERATIONS, NET	3,350	3,554

PROPERTY AND EQUIPMENT, NET	7,641	7,922

GOODWILL	50,217	72,451

INTANGIBLE ASSETS, NET	665	1,609

SEVERANCE PAY FUND	2,493	2,623

OTHER ASSETS, NET	7,062	4,693

TOTAL ASSETS	$198,895	$267,837

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Payments under restructured debt	$23,646	$46,955
Trade payables	18,776	26,167
Other accounts payable and accrued expenses	34,917	45,041
Deferred revenue and customer advances	29,602	27,704

TOTAL CURRENT LIABILITIES	106,941	145,867

LONG-TERM LIABILITIES
Long term debt	115,159	103,290
Accrued severance pay	7,462	5,787
Other long-term liabilities	10,579	11,615

TOTAL LIABILITIES	$240,141	$266,559

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY)
Ordinary shares of NIS 0.1 par value;
Authorized: 900,000,000 at December 31, 2008 and 2007; Issued 177,262,739 and
177,239,738 shares at December 31, 2008 and 2007, respectively and outstanding
177,222,212 and 177,204,211 shares at December 31, 2008 and 2007, respectively	4,156	4,155
Additional paid-in capital	520,925	518,769
Accumulated other comprehensive income	14,096	14,561
Accumulated deficit	(580,321)	(536,105)
Treasury shares, at cost (35,527 shares at December 31, 2008 and 2007)	(102)	(102)

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(41,246)	1,278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$198,895	$267,837

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006

Net sales	$256,465	$267,829	$264,378
Cost of sales	151,124	153,168	150,946

Gross profit	105,341	114,661	113,432

Operating expenses:
Research and development expenses	18,950	16,465	15,414
Selling and marketing expenses	75,458	73,205	71,912
General and administrative expenses	34,821	53,379	51,997
Impairment of goodwill	22,637	-	-
Restructuring and other related costs	1,420	-	-

Total operating expenses	153,286	143,049	139,323

Operating loss	(47,945)	(28,388)	(25,891)
Financial expenses (income), net	(1,664)	(3,851)	20,770
Other expense, net	-	68	457

Loss before taxes on income	(46,281)	(24,605)	(47,118)
Taxes on income	(2,065)	3,513	3,200

Net loss	$(44,216)	$(28,118)	$(50,318)

Basic and diluted net loss per share	$(0.23)	$(0.16)	$(1.10)

Weighted average number of shares used in computing basic and diluted
loss per ordinary share (in thousands)	196,067	170,927	45,637

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Ordinary shares		Additional paid in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)
	Number	Amount

Balance as of January 1, 2006	37,340,465	$814	$374,851	$(102)	$10,025	$(457,669)		$(72,081)
Changes during 2006:
Issuance of shares and warrants, net	116,680,657	2,765	115,718					118,483
Options granted to bank and revaluation
of issued options (see also note 10)			910					910
Compensation related to employees
stock option plan			1,441					1,441
Comprehensive loss, net:
Foreign currency translation adjustments					3,509		$3,509	3,509
Net loss						(50,318)	(50,318)	(50,318)

Total comprehensive loss, net							$(46,809)

Balance as of December 31, 2006	154,021,122	3,579	492,920	(102)	13,534	(507,987)		1,944
Changes during 2007:
Issuance of shares and warrants, net	23,218,616	576	24,319					24,895
Compensation related to employees
stock option plan			1,530					1,530
Comprehensive loss, net:
Foreign currency translation adjustments					1,027		$1,027	1,027
Net loss						(28,118)	(28,118)	(28,118)

Total comprehensive loss, net							$(27,091)

Balance as of December 31, 2007	177,239,738	4,155	518,769	(102)	14,561	(536,105)		1,278
Changes during 2008:
Exercise of employees stock options	23,001	1	30					31
Compensation related to employees
stock option plan			2,126					2,126
Comprehensive loss, net:
Unrealized losses on the Interest Rate Swap transaction and foreign
currency cash flow hedge					(1,597)		$(1,597)	(1,597)
Foreign currency translation adjustments					1,132		1,132	1,132
Net loss						(44,216)	(44,216)	(44,216)

Total comprehensive loss, net							$(44,681)

Balance as of December 31, 2008	177,262,739	$4,156	$520,925	$(102)	$14,096	$(580,321)		$(41,246)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net loss	$(44,216)	$(28,118)	$(50,318)
Adjustments to reconcile net loss to net cash used in operating activity:
Depreciation and amortization	6,795	6,517	7,624
Impairment of goodwill	22,637	-	-
Compensation related to employees stock option plan	2,126	1,530	1,441
Options granted to bank and revaluation of previously issued
options	-	-	910
Interest payments on bank debt in accordance with SFAS 15
"Accounting for Trouble Debt Restructurings"	(6,440)	(8,519)	-
Change in fair value of financial derivatives	-	-	(5,256)
Amortization of long term bank fees	-	-	5,364
Deferred income taxes, net	(4,188)	1,790	194
Decrease (increase) in trade receivables, net	15,230	(10,522)	17,368
Increase in inventories	(3,744)	(1,991)	(4,676)
Loss from sale or disposal of property and equipment	-	68	314
Decrease (increase) in finished goods used in operations	(458)	1,323	(116)
Decrease (increase) in prepaid expenses and other receivables	1,520	(1,329)	(2,236)
Increase (decrease) in trade payables	(13,382)	(5,961)	1,159
Increase (decrease) in other accounts payables and accrued
expenses (including non-current portion)	(7,894)	4,338	(9,940)
Increase (decrease) in accrued severance pay, net	1,610	254	(128)

Net cash used in operating activities	(30,404)	(40,620)	(38,296)

Cash flows from investing activities:
Purchase of property and equipment	(2,881)	(5,818)	(1,673)
Proceeds from sale of property and equipment	-	24	2,478

Net cash provided by (used in) investing activities	(2,881)	(5,794)	805

Cash flows from financing activities:
Issuance of share capital, net	31	24,895	118,483
Financing of building improvements provided by landlord	-	697	-
Repayments of long-term loans from bank	(5,000)	-	(14,902)

Net cash provided by (used in) financing activities	(4,969)	25,592	103,581

Foreign currency translation adjustments	250	(385)	389

Increase (decrease) in cash and cash equivalents	(38,004)	(21,207)	66,479
Cash and cash equivalents at the beginning of the year	58,423	79,630	13,151

Cash and cash equivalents at the end of the year	$20,419	$58,423	$79,630

Supplemental disclosure of cash flow activities:
Cash paid during the year for interest	$6,440	$8,519	$14,019

Cash paid during the year for taxes	$390	$1,795	$1,640

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in research and development, manufacture, marketing, sale and servicing of laser, light-based and radio frequency-based systems and accessories for surgical, aesthetic and ophthalmic applications. The Company offers a broad range of products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, podiatry, general surgery, neurosurgery, skin treatments, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, open angle glaucoma, diabetic retinopathy, secondary cataracts and age-related macular degeneration. The Company’s products use proprietary technology and accordingly the Company holds numerous patents and licenses.

During the second half of 2008, the Company faced an adverse change in the business climate in which it operates as a result of the current economic and credit crisis. As a result, the Company concluded that an impairment of goodwill was required based on its annual impairment test conducted during the fourth quarter of 2008. Accordingly, the Company recorded in 2008 an impairment of goodwill in the amount of $ 22,637 (see also Note 3i. and Note 8).

The Company is dependent upon sole source suppliers for certain key components used in its products. Management believes that in most cases other suppliers could provide similar components at comparable terms. A change of suppliers, however, could cause a material delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

NOTE 2:	–	RECAPITALIZATION

On December 5, 2006, the Company completed a recapitalization (“Recap”) of its existing debt and equity structure. The Recap involved a cash investment from a private equity consortium and restructuring of the then-existing bank debt (see Note 10 – Bank Debt for additional details). LM Partners L.P. and Ofer Hi-Tech Investments Ltd. (“Investors”) made an investment of $120,000,000 in cash to acquire 111,919,418 shares of Lumenis (equating to $1.0722 per share), representing a 75% stake in the Company, pursuant to a private placement (the “Transaction”).

In addition, as part of the Transaction, the Investors received “Additional Warrants” to purchase 27,979,855 of the Company’s shares at an aggregate exercise price of $ 30,000,000, or $ 1.0722 per share, expiring June 5, 2007. Immediately after the closing of the purchase agreement and on June 4, 2007, the Investors (including certain assignees of Ofer Hi-Tech Investments Ltd.) exercised all of these Additional Warrants. Consequently, there are no remaining Additional Warrants outstanding.

As a result of the exercise of the Additional Warrants, the Investors’ stake (including the assignees of Ofer Hi-Tech Investments Ltd.) in the Company increased to approximately 79%.

Further, as part of the Recap, the Investors received “Closing Warrants” to purchase 17,000,000 of the Company’s shares initially at an exercise price of $ 1.1794 per share (subject to adjustment as described below), expiring December 5, 2011. The exercise of the Additional Warrants immediately after the closing and on June 4, 2007 resulted in an adjustment to the number of shares purchasable under the Closing Warrants such that the total number of shares purchasable under the Closing Warrants increased to 21,250,000 shares.

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

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	RECAPITALIZATION (Cont.)

In addition, contemporaneously with the Recap, new options were granted to then-current directors of the Company as well as to the newly elected directors of the Company who replaced them. These options carry an exercise price of $ 1.0722 per share and expire seven or eight years from the date of grant. (See Note 16.)

The amount of shares purchased by the Investors and their assignees, including shares issued upon the exercise of the Additional Warrants, are subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company’s insurance coverage, in connection with the concluded investigation by the United States Securities and Exchange Commission (the “SEC”), the securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the Recap (the “Relevant Amounts”). Adjustments for this purpose are made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration. Pursuant to these adjustment provisions, on March 18, 2009 the Company issued 24,466,936 shares to the Investors and certain assignees. In addition, an adjustment is to be made to the exercise price under the Closing Warrants issued to Investors to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of the Closing Warrants will be reduced to $ 1.0039 per share (subject to further adjustment) (See also Note 19).

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES

The Consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”)

a.	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.	Financial statements in U.S. dollars

A majority of the Company’s revenues is generated in U.S dollars. In addition, most of the Company’s costs are denominated and determined in U.S. dollars. The Company’s management believes that the U.S dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional currency of Lumenis Ltd. and certain subsidiaries is the U.S dollar

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translations”. All transaction gains and losses resulting from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of the Company’s subsidiaries whose functional currency is not the dollar have been translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective date on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

Accumulated other comprehensive income related to foreign currency translation adjustments, net, amounted to $ 15,693 and $ 14,561 as of December 31, 2008 and 2007, respectively.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Inventories

Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials, Work in Progress (WIP) and Packaging Materials : Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Finished Products: Material and Purchased Products – Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Labor and Overhead – Cost is determined on a standard cost basis utilizing the average cost over the production period, which approximates actual cost.

Inventory provisions, based on management estimates, are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost and are updated periodically.

During 2008, 2007 and 2006, the Company recorded inventories write-offs for inventory no longer required in an amount of $ 5,708, $ 4,030 and $ 4,406, respectively.

f.	Finished goods used in operations

Finished products in respect of support for warranty obligations or finished products, used for promotional purposes, are separately classified as finished goods used in operations and are generally depreciated over a period of three years.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Over the shorter of the term of the
Leasehold Improvements	lease or the life of the asset
Machinery & Equipment	10 - 20
Computers and peripheral equipment	33
Office furniture and equipment	10 - 20
Motor Vehicles	20

h.	Long- lived assets

The Company’s property and equipment, finished goods used in operations and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. During 2008, 2007 and 2006, no impairment losses were identified.

i.	Goodwill

Goodwill has been recorded in the Company’s financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired and is accounted for under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the Company to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be performed to compute the amount of the impairment.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With effect from January 1, 2008, as a result of the re-organization of the Company’s reporting structure into business segments, the Company identifies three reporting units that represent the three business reporting segments in which the Company operates, namely: (i) Surgical (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, the Company reassigned the carrying amount of goodwill to each new business reporting segment based on such segment’s relative fair value.

In 2007 and 2006, for the purposes of impairment testing of goodwill, the Company identified four reporting units. The four reporting units represented the four geographic regions in which the Company operates, namely: (i) the Americas; (ii) Europe (including the Middle East and Africa); (iii) China-Asia Pacific (“China/APAC”); and (iv) Japan.

The basis for our reporting units determination for 2008 and 2007 and preceding periods for goodwill impairment testing was the guidance and criteria outlined in paragraph 30 of SFAS 142 and EITF Topic D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142".

For purposes of performing Step One of the SFAS 142 impairment test, the Company estimated the Fair Value of each of our reporting unit using the Income Approach in the form of a discounted cash flow (“DCF”) analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

In 2008, the first step which used the DCF approach to measure the fair value of the Aesthetics reporting unit, indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the Company assigned the fair value of the Aesthetics reporting unit, as determined in the first step, to the reporting unit’s individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. The carrying amount of the goodwill over its implied fair value represented an impairment loss of goodwill in the amount of $ 22,637.

No impairment was noted as a result of the Company’s evaluation of goodwill during 2007 and 2006.

j.	Revenue recognition

The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”(“SAB 104”), which requires that the following four criteria be met in order to recognize revenue:

1.	Persuasive evidence of an agreement exists;

2.	Delivery has occurred or services have been rendered;

3.	The selling price is fixed or determinable; and

4.	Collectibility is reasonably assured.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The timing for revenue recognition amongst the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

The Company’s products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company generally considers distributors as end-users.

The Company, in general, does not grant rights of return. However, returns are granted from time to time for business reasons. The Company maintains a provision for returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where the Company has not completed delivery of goods in accordance with the agreed-upon delivery terms.

Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company’s accounting policy complies with the revenue determination requirements set forth in EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliveries”(“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

The primary type of transaction in which the Company engages for which EITF 00-21 is relevant pertains to orders from customers of our systems in which the sales agreement includes multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

–	products;

–	installation of systems and training; and

–	extended warranty contracts (most systems are sold with a standard one year warranty).

The Company considers the sale of a product and the extended warranty element in the related agreement to be two separate accounting units of the arrangement and defers the fair value of the extended warranty element to the period in which it is earned.

In respect of sale of products, installation of systems and training, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with SAB 104, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of the Company’s systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system and therefore the Company recognizes revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation and training costs as appropriate.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs”, reimbursed shipping and handling costs for product sales are included in revenue, with the related expense included in cost of revenues.

k.	Research and development costs

Research and development costs are charged to the statement of operations as incurred.

l.	Accrued warranty costs

The Company generally warranties the majority of its products against defects and bugs for up to one-year with certain products carrying a warranty for a more extended period of up to two years. The warranty period begins upon shipment, installation or delivery depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of a unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s warranty allowance during the period are as follows:

	Year ended December 31,
	2008	2007	2006

Balance at the beginning of the year	$5,540	$5,079	$6,928
Warranties issued during the year	7,020	9,805	6,784
Settlements made during the year	(6,208)	(9,344)	(8,633)

	$6,352	$5,540	$5,079

m.	Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were approximately $ 800, $ 900 and $ 1,300, respectively.

n.	Accounting for income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48. The initial application of FIN 48 to the Company’s tax positions did not have an effect on the Company’s shareholders’ equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

o.	Severance Pay

The majority of the Company’s employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded in the Company’s balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

The Company recorded its liability for severance pay as if it was payable at each balance sheet date (the so called “shut-down method”) in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”.

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006, were approximately $3,578, $ 2,365, and $ 2,468, respectively.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has an unfunded defined benefit plan in respect of its employees in Japan. Such plan is a defined benefit plan and is unsecured.

Below are the measurement principles employed by the Company with respect to pension expenses of its Japanese employees:

1.	The net pension expenses for each accounting period consist of the following components:

a)	Current service costs – the actuarial increase in the pension liability relating to employee pension benefits in respect of the reporting period;

b)	Current interest costs – the increase in the pension liability due to the passage of time; and

c)	Actuarial losses (profits) recognized during the period, as described in (3) below.

2.	The net pension liability included in the balance sheet – computed on the basis of the liability at the beginning of the period, plus the current service costs and the current interest costs, less benefit payments.

3.	The difference, at the balance sheet date, between the pension liability, computed as stated in (2) above, and the actuarial liability at the same date reflects the balance of actuarial gains or losses which are deferred and are not immediately recognized in the financial statements.

These deferred actuarial gains or losses are calculated on an annual basis at the end of each year and are recorded in the statements of operations partially in the following year, if – and only if – at the end of the current reporting year, they amount to more than 10% of the greater of the following:

a)	the actuarial liability for pension payments; or

b)	the fair value of the pension fund assets.

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (7 years) of the Lumenis Japan employees, who are members of the plan.

The actuarial calculations, as set forth below, have been performed in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

December 31, 2008

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$2,279
Service cost	465
Interest cost	41
Actuarial (gain)/loss	-
Currency exchange rate changes	568
Benefits paid	(299)

Projected benefit obligation at end of year	3,054

Net periodic benefit cost :

Service cost	465
Interest cost	41

Net periodic benefit cost	$506

Amounts recognized in accumulated other comprehensive income :

Net actuarial loss	$-
Prior service cost	-

Accumulated other comprehensive income	$-

	December 31
	2008	2007

Assumptions used to calculate amounts above:

Discount rate	1.75%	1.75%
Rate of compensation increase	2.00%	2.00%

Benefit payments are expected to be paid as follows:

December 31, 2008

2009	354
2010	360
2011	366
2012	360
2013	529
2014-2018	2,349

p.	Employees contribution plan

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 25%, but generally not greater than $ 15.5 per year (for certain employees over 50 years of age the maximum contribution is $ 20.5 per year), of their annual compensation to the plan through salary deferrals, subject to IRS limits.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company matches 25% of employee contributions up to the plan limit of $1,000 per annum. In the years 2008, 2007 and 2006, the Company recorded an expense for matching contributions in amounts of $ 218, $ 219 and $ 226, respectively.

q.	Losses per share

Basic net losses per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net losses per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”).

All outstanding share options and warrants have been excluded from the calculation of the diluted loss per share since such securities are antidilutive for all of the years presented.

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 21,235,053, 20,592,373 and 11,891,836 for the years ended December 31, 2008, 2007 and 2006, respectively.

As described in Note 2 above, the amount of shares purchased by the Investors and their assignees, including shares issued upon the exercise of the Additional Warrants, are subject to adjustment in accordance with terms of the purchase agreement under which the Investors purchased the shares and acquired the warrants in the Transaction. While no additional shares were actually issued during 2008, 2007 and 2006, as a result of these adjustment terms, expenses were paid or incurred after the date of the Recap that entitled the Investors to additional ordinary shares. Therefore, in accordance with SFAS 128, the Company has treated the shares to which the Investors are entitled under the terms of the Transaction purchase agreement as contingently issuable shares for which all necessary conditions have been satisfied and has included such shares in its calculation of the weighted average number of shares outstanding in 2008, 2007 and 2006 used in determining basic loss per share. The number of such contingently issuable shares included in the 2008, 2007 and 2006 weighted average number of shares used to calculate losses per share was 18,807,319, 3,546,827 and 0, respectively.

r.	Equity based compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under SFAS 123(R) using the Black-Scholes option-pricing model that uses the weighted average assumption noted in the table below.

The weighted average fair value of options granted during the year, estimated by using the Black-Scholes option-pricing model, was $ 0.33, $ 0.29 and $ 0.43 for the years ended December 31, 2008, 2007 and 2006, respectively.

The expected volatility for 2004 through the date on which the Company’s shares were de-registered (April 26, 2006) is based on the historical volatility of the Company’s stock. For the period after the de-registration the volatility is based on volatility of similar companies whose share prices are publicly available. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and was determined based on the simplified method in accordance with SAB 107, “Share-Based Payment”(“SAB 107”). On December 21, 2007 the SEC issued SAB No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

	Year ended December 31
	2008	2007	2006

Volatility	69%	65%	64%
Risk-free interest rate	2.35%	4.01%	4.6%
Dividend yield	0%	0%	0%
Forfeiture rate	12%	12%	12%
Expected life	4.6 years	4.6 years	4.4 years

The Company’s annual compensation cost for the years ended December 31, 2008, 2007 and 2006 totaled $ 2,126, $ 1,530 and $ 1,441, respectively.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2008, 2007 and 2006, was comprised as follows:

	Year ended December 31
	2008	2007	2006

Cost of goods sold	$70	$93	$174
Research and development	75	106	138
Sales and marketing	236	287	350
General and administrative	1,745	1,044	779

Total equity-based compensation expense	$2,126	$1,530	$1,441

The total unrecognized compensation cost before tax on employees’ stock options amounted to $ 1,600 at December 31, 2008, and is expected to be recognized over a weighted average period of approximately 1.7 years.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents approximate their fair value due to the short-term maturity of such instruments.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks. Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”(“FSP 157-3”), except as SFAS 157 applies to the nonfinancial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157”(“FSP 157-2”). SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 15).

The carrying amount of the Company’s bank debt does not approximate its fair value which amounts to $110,588, based on discounted future cash flows.

t.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents which include bank deposits, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents which include bank deposits are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, Europe- Middle East- Africa (“EMEA”) and the Far East, including Japan. The Company and its subsidiaries perform ongoing credit evaluations of their customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection, and a general provision has been provided with respect to the remaining balance based on historical experience and management judgment.

Allowance for doubtful accounts amounted to $ 4,072 and $ 3,348 as of December 31, 2008 and 2007, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Total doubtful debts expenses during 2008 amounted to $ 642. Total write offs amounted to $ 67 in 2008.

u.	Derivative instruments

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Cash flow hedging strategy – To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israeli Shekels (“NIS”) with currency forwards and options. These forward and option contracts are designated as cash flow hedges, as defined by SFAS 133 and Derivative Implementation Company No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

As of December 31, 2008, the amount recorded in accumulated other comprehensive loss from the Company’s currency forward and option transactions is $8.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Interest hedging strategy – To hedge against the potential risks related to changes in interest rates, on March 4, 2008, the Company entered into an interest rate swap (“IRS”) transaction with respect to $ 40,000 loan, which is due in stages from the third quarter of 2009 until the end of the third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest. The fair value of the swap was reflected in long-term liabilities and the changes in the value of such interest rate swap were included in other comprehensive income. As of December 31, 2008, the Company recorded accumulated other comprehensive loss in the amount of $ 1,589 from its IRS transaction.

v.	Restructuring and other related costs:

During 2008, the Company announced that it was implementing a cost reduction plan that included the layoff of approximately 160 employees. The Company recorded a charge of $ 1,420 as a result of such process. The Company has accounted for the restructuring plan in accordance with SFAS No. 146: “Accounting for Costs Associated with Exit or Disposal Activities”. The expected completion date of most of the restructuring accrual is by the end of June 2009.

Changes in accrued restructuring costs during the year ended December 31, 2008, are as follows:

Restructuring costs during 2008	$1,420
Payments made during 2008	(708)

Accrued restructuring costs as of December 31, 2008	$712

w.	Transfers of Financial Assets:

SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable the arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the year ended December 31, 2008, the Company sold trade receivables to Israeli and Japanese financial institutions in a total amount of $ 4,636. Control and risk of those trade receivables were fully transferred in accordance with SFAS 140.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company: (i) transfers the proprietary rights in the receivable from the Company to a financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

x.	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income (loss) relate to loss on hedging derivatives instruments and unrealized gain from foreign currency translation adjustments.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31
	2008	2007	2006

Accumulated losses on derivative
instruments	(1,597)	-	-
Accumulated foreign currency translation
differences	15,693	14,561	13,534

Total accumulated other comprehensive income,
net	$14,096	$14,561	$13,534

y.	Capitalized Software Costs

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over three years.

z.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform with the current year’s presentation.

aa.	Impact of recently issued accounting standards:

In February 2008, the FASB issued FSP FAS No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. As described in Note 3s. above, the Company adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company's consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards that require that (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and (iii) changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, be accounted for consistently. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 160 will have significant impact on its consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company does not expect that the adoption of EITF 08-7 will have significant impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The impact of FSP FAS 142-3 on the Company’s consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will not have a material impact on the consolidated financial statements

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The Company does not expect that the adoption of FSP APB 14-1 will have significant impact on its consolidated results of operations and financial condition.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, (“FSP FAS 157-4”). The FSP FAS 157-4 supersedes FSP No. FAS 157-3 and provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP FAS 157-4 will be effective for the quarter ending June 30, 2009. The adoption of the FSP FAS 157-4 will not have a material effect on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets–an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 is applicable for annual periods beginning after November 15, 2009 and interim periods therein and thereafter. The Company has not determined the impact, if any SFAS 166 will have on its consolidated financial statements.

NOTE 4:	–	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2008	2007

Advances to suppliers	$3,951	$3,182
Income/Corporate taxes	1,832	3,065
VAT and consumption tax	1,725	3,836
Prepaid expenses	1,605	2,106
Deposits and restricted cash	1,042	788
Other	1,012	820

Total prepaid expenses and other receivables	$11,167	$13,797

NOTE 5:	–	INVENTORIES

	2008	2007

Raw materials	$17,828	$15,352
Work in process	217	2,284
Finished goods	36,737	33,682

Total inventories	$54,782	$51,318

NOTE 6:	–	FINISHED GOODS USED IN OPERATIONS, NET

	2008	2007

Finished goods used in operations	$16,412	$15,043
Accumulated depreciation	(13,062)	(11,489)

Net finished goods used in operations	$3,350	$3,554

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost:
Leasehold improvements	$4,697	$4,538
Machinery and equipment	13,016	12,042
Computer and peripheral equipment	15,313	13,982
Office furniture and equipment	4,264	4,056
Motor vehicles	132	147

	37,422	34,765

Accumulated depreciation:
Leasehold improvements	4,561	4,353
Machinery and equipment	9,587	9,001
Computer and peripheral equipment	12,221	10,172
Office furniture and equipment	3,351	3,245
Motor vehicles	61	72

	29,781	26,843

	$7,641	$7,922

Depreciation expense was $ 3,126, $ 2,719, and $ 2,892 in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 8:	–	GOODWILL

The Company’s balance sheet reflects goodwill, which was obtained as a result of its acquisitions of Coherent Medical Company (“CMG”) and HGM Medical Systems (”HGM”) in 2001.

Balance as of December 31, 2006	72,352
Changes during 2007:
Differences from foreign currency translation adjustments	99

Balance as of December 31, 2007	$72,451

Changes during 2008:
Differences from foreign currency translation adjustments	403

Impairment of goodwill (See Note 3i.)	(22,637)

Balance as of December 31, 2008	$50,217

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	INTANGIBLE ASSETS, NET

The Company’s balance sheet reflects intangible assets that were obtained as a result of its acquisitions of CMG and HGM in 2001.

Intangible assets consisted of the following:

	Original Amount as of December 31,		Accumulated Amortization as of December 31,		Unamortized Balance as of December 31,
	2008	2007	2008	2007	2008	2007

Purchased Technology	$29,229	$29,229	$28,578	$27,645	$651	$1,584
Product name	880	880	866	855	14	25
Covenant not to
compete	878	878	878	878	-	-

	$30,987	$30,987	$30,322	$29,378	$665	$1,609

Aggregate amortization expense for the years ended December 31, 2008, 2007 and 2006 was $ 944, $ 1,493 and $ 2,879, respectively.

Estimated amortization expense for the years subsequent to December 31, 2008 is as follows:

Year Ended December 31:

2009	529
2010	136

NOTE 10:	–	BANK DEBT

	December 31,
	2008	2007

Liabilities under restructured bank debt:
Current Liabilities:
a) Short term payments under restructured bank debt	$23,646	$46,955
Long Term Liabilities:
b) Future cash payments under restructured bank debt	102,385	96,774
c) Gain from debt restructure not recognized under SFAS 15 due to
contingent payment	12,774	6,516

	$115,159	$103,290

Total liabilities under restructured bank debt (a+b+c)	$138,805	$150,245

Total cash payments under restructured debt agreement (a+b) *)	$126,031	$143,729

*)	Amounts exclude $ 21,875 and $ 25,000 in 2008 and 2007, respectively, of principal that is expected to be forgiven as part of the restructuring of the bank debt, upon future loan repayments. See below in this Note under the caption “Recapitalization”.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	BANK DEBT (Cont.)

For the future cash payments under the new amendment to the restructured bank debt, see Note 19d.

Prior to Recapitalization

Prior to the recapitalization event, as described in Note 2, the Company had two terms loans and a revolving credit facility with its bank, Bank Hapoalim BM. The first term loan was a $ 100,000 loan, which originated in April 2001 (“2001 Loan”) and carried an interest rate of LIBOR plus 1.75% immediately prior to the restructuring. The second term loan was a $ 70,700 loan, which originated in March 2002 (“2002 Loan”) and carried an interest rate of LIBOR plus 7.055% immediately prior to the restructuring. The revolving credit facility originated in April 2001 (“Revolving Credit Facility”) and carried an interest rate of LIBOR plus 2.75% on the first $ 35,000 of the outstanding balance and LIBOR plus 3.00% on the remaining outstanding balance. These loans were secured by substantially all of the assets of the Company.

As part of the original entry into these agreements and in consideration for subsequent amendments, the Company paid certain fees, entered into certain contingent fee arrangements and issued options to the bank. These debt issuance costs and the fair value of options granted as part of the Company’s debt agreements are amortized over the term of the related debt by the effective interest rate method and were recorded as a discount against the related debt instrument.

Recapitalization

As described in Note 2, the Company completed a recapitalization through an equity investment by a consortium of investors and a restructuring of its existing credit facilities with the bank, on December 5, 2006. Prior to the debt restructuring, the Company was in default on its existing credit facility. As part of the restructuring, the bank agreed to allow for a non-cash reduction in the overall principal outstanding, collapse the previous term loans and revolving credit facility into a single term loan, cancel certain fee arrangements, reduce the interest rate on the credit facility and waive all default rights under the previous credit facility. In consideration for the restructuring, the bank received additional warrants to purchase shares of the Company, received an extension of the exercise period of the warrants previously granted to the bank and retained one arrangement fee from the prior credit facility.

As part of the restructuring, the bank combined the 2001 Loan, 2002 Loan and Revolving Credit Facility into a single term loan (“Restructured Loan”), expiring in September 2013. The Restructured Loan calls for the forgiveness of $ 50,000 of the outstanding principal balance over a 24 month period, when scheduled principal payments are made, with the first reduction of $ 25,000 to have occurred on December 5, 2006. The remaining $ 25,000 forgiveness of principal was to have occurred in $ 12,500 increments on June 5, 2008 and December 5, 2008 and is non-interest bearing. The interest rate on the Restructured Loan is the three month LIBOR rate plus 1.5% and is adjusted quarterly. As part of the restructuring, the bank agreed to retroactively apply the spread of 1.5% over LIBOR back to April 1, 2006 for the 2001 Loan, the 2002 Loan and the Revolving Credit Facility. The Company made its first scheduled principal payment of $ 40,000 under the Restructured Loan on December 5, 2006 and $25,000 of principal was forgiven.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	BANK DEBT (Cont.)

In 2003 and prior, the bank had been issued 9,235,300 warrants to purchase common stock of the Company as consideration of prior amendments to the 2001 Loan and the 2002 Loan. Of the warrants held by the bank, 7,824,000 warrants had a price of $ 1.97 per share and were to expire in November 2013. The remaining 1,411,300 warrants had a price of $ 1.18 per share and were to expire in February 2008. As part of the restructuring, the expiration date of the 1,411,300 warrants was extended to December 5, 2011. Additionally, the 7,824,000 warrants were re-priced to $ 1.18 per share. As part of the debt restructuring, the bank was also granted 176, 000 new warrants to purchase the Company’s shares for $ 1.18 per share, expiring in November 2013.

The restructuring also cancelled existing agreements that called for the Company to pay fees of $ 3,000 and $ 5,000 to the bank if the Company’s share price reached $ 5 and $ 6 per share, respectively. The restructured agreement did retain a previous provision that called for the Company to pay $ 7,500 to the bank if the Company’s stock price reaches $ 7 per share.

The Company has considered the restructured bank debt under the criteria of and has accounted for the restructured bank debt as a troubled debt restructuring in accordance with SFAS 15, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet. Future cash flows related to interest payments as of December 31, 2007 were determined based on a rate of 4.70%, which was the three month LIBOR rate on December 31, 2007 plus 1.5%.

On June 25, 2008, the Company entered into an amendment to the restructuring agreement with the bank pursuant to which the bank effectively rescheduled principal repayments of $ 30,000 of the $ 40,000 principal that was due for repayment in June and December 2008. The said $ 30,000 was rescheduled to be paid as follows: $ 10,000 at June 2009, $ 10,000 at June 2010 and $ 10,000 at June 2011. Pursuant to the terms of the amendment, the $ 25,000 forgiveness by the bank were also rescheduled such that the net repayment of $ 5,000 in June 2008 and the repayment of $ 5,000 in December 2008 were each to be accompanied by a forgiveness of $ 3,125 and the $ 10,000 repayments in each of 2009, 2010 and 2011 were each to be accompanied by a forgiveness of $ 6,250. The said $ 30,000 scheduled for repayment pursuant to the amendment in 2009, 2010 and 2011 bears interest at the 3 month LIBOR rate plus 3.0%.

The future cash flows related to interest payments as of December 31, 2008 were determined based on a rate of 2.90% in respect of the restructured debt and 4.4% in respect of the $ 30,000 of rescheduled for payment under the amendment to the restructuring agreement.

Further, as part of the June 25, 2008 amendment of the restructuring agreement with the bank, the Company agreed to a cash fee of $ 4,000 payable to the bank upon the earliest occurrence of any one of the following events: (a) the Company attains an annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the said amendment), in excess of $ 50,000; (b) the Company makes a public offering for the sale of its equity or convertible securities (excluding a public offering initiated by the bank if the shares are those of the bank) ; (c) the Company sells all or substantially all of its assets; (d) one or more of the Investors referred to in Note 2 above and certain related parties transfer their shares of the Company’s stock to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; (e) if the aggregate holdings of the aforesaid persons in the Company’s outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $ 1.55 per share, (f) a spin-off of the Company’s assets representing at least 30% of its total assets; or (g) a voluntary repayment by the Company of at least 75% of the outstanding loan to the bank.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	BANK DEBT (Cont.)

During 2008, the Company repaid the bank a principal payment of $5,000. During 2008 and 2007 the Company paid interest to the bank the amounts of $ 6,440 and $ 8,519, respectively. These principal and interest payments were deducted from the loan amount as required by SFAS 15.

As of December 31, 2008 and December 31, 2007, the total future cash payments (principal and variable interest based on 3 month LIBOR as of such dates), in respect of the bank debt, amounting to $126,031 and $143,729, respectively, resulted in an adjusted unrecognized gain on restructuring in the amount of $12,774 and $ 6,516 respectively. However, pursuant to SFAS 15, in light of the contingency arising from the floating LIBOR interest rate, the Company did not recognize a gain on the restructured debt. For the new amendment to the bank debt, see also Note 19d.

The bank debt is secured by substantially all of the Company’s assets –See Note 13

The Company’s bank debt agreement covenants are described in Note 13 and Note 19.

NOTE 11:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31
	2008	2007

Compensation related	$13,109	$13,180
Income taxes	1,652	2,128
Legal costs	1,397	6,338
Warranty	6,352	5,540
VAT, sales and consumption taxes	1,156	1,610
Audit, accounting and tax services fees	860	2,237
Commissions (external) and other service provision	2,736	3,971
IT expenses	452	1,710
Rent and facilities	1,172	866
Restructuring costs	712	-
Other	5,319	7,461

	$34,917	$45,041

NOTE 12:	–	OTHER LONG TERM LIABILITIES

	December 31
	2008	2007

Deferred tax liability (1)	$5,107	$8,270
Income taxes	3,376	2,728
Fair value of Interest Rate Swap (See Note 3u.)	1,597	-
Obligations to landlord for Santa Clara facility (2)	473	591
Other	26	26

	$10,579	$11,615

(1)	Amount relates to deferred tax liability that has been established to reflect the tax amortization of goodwill for which no financial statement amortization has occurred under U.S. GAAP.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	OTHER LONG TERM LIABILITIES (Cont.)

(2)	Pursuant to an amendment dated January 16, 2007 to the Company’s lease agreement for its Santa Clara, California facilities, the Company agreed to repay the landlord with interest for certain building improvements, which were funded by the landlord over the remaining period of the lease term. The Company has provided the landlord with a letter of credit to secure payment of such amounts. The long term principal balance due under this amendment to the lease agreement as of December 31, 2008 and December 31, 2007 was $ 473 and $ 591, respectively.

NOTE 13:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company leases facilities and vehicles under operating leases that expire on various dates through 2019. Lease and rental expenses for the years 2008, 2007 and 2006, amounted to $ 7,226, $ 7,266 and $ 7,134, respectively. Future minimum annual lease payments under operating lease agreements are as follows:

	Rental of premises	Lease of motor vehicles

2009	3,938	2,702
2010	4,489	1,507
2011	3,854	382
2012	3,757	116
2013	2,767	15
Thereafter	13,869	-

	32,674	4,722

b.	The Company has entered into an agreement with a real estate developer in Israel pursuant to which the developer has agreed to purchase land and build a new campus for the Company’s facilities in Israel in exchange for the Company’s agreement to enter into a ten year lease agreement with specified terms and conditions. The agreement provides for the delivery of the premises for occupancy by the Company no later than December 31, 2009. The above schedule of future minimum lease payments includes annual payments of approximately $ 2,200 per annum from 2010 through 2019. The agreement’s terms stipulate that a portion of the lease payments will be based on amounts invested on internal build-out of the new facilities requested by the Company. Therefore, the $ 2,200 per annum amount includes management’s current estimate of nearly $ 800 per annum for this variable portion of the expected future lease payments.

c.	The Company has outsourced its IT related services for an eight-year period beginning May 2005 for which it expects to incur payment obligations of approximately $ 3,600 to $ 4,000 annually through April 2013.

d.	In addition, as of December 31, 2008, the Company has outstanding guarantees and letters of credit with various expiration dates of approximately $ 3,000 principal amounts, of which approximately $1,700 related to facilities, $ 1,000 related to a single vendor and the remaining amount related to car leases.

e.	Royalty Payments

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales at various rates, ranging from 2.0% to 9.0% of the net selling price of such products. For the years ended December 31, 2008, 2007 and 2006, the Company incurred royalty expenses in amounts of $ 2,704, $ 3,045 and $ 3,024 respectively.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company and some of its Israeli subsidiaries are also obligated to pay to the Office of the Chief Scientist royalties of 3-5% on the sales of products for which participations were received. The Company incurred royalty expenses of $ 678, $ 344 and $ 451 in 2008, 2007 and 2006, respectively. Royalty-bearing participations not yet paid were approximately $ 2,400 and $ 3,000 at December 31, 2008 and 2007, respectively.

f.	Legal Contingencies

The Company is a party to various legal proceedings incident to its business. Based upon the status of such cases, as determined with the advice of counsel, and management’s assessment and consideration of relevant insurance coverage, management has recorded provisions for amounts judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

Administrative Subpoena from U.S. Department of Commerce

In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company’s U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. The Company cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company’s outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department, where the matter is now under review. The Commerce Department’s determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Assessment from the Israel Tax Authority, or (the “ITA”)

In or about October 2005, the Company received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of $ 81,000, including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for the Company’s approved enterprise, which would then subject the Company’s income to the full statutory Israeli income tax rate in those years, based on the claim that the audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend from earnings under the Company’s approved enterprise program for the same period. The Company has filed an appeal notice with the District Court in Haifa, Israel against the ITA assessment. The trial on this matter is scheduled for November 2009. The Company believes that the entire assessment is in error and that no tax is due, and it intends to vigorously defend its position in the Israeli courts and under applicable tax treaties.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Miscellaneous Lawsuits

The Company is also a defendant in various product liability lawsuits in which its products are alleged to have caused personal injury to certain individuals who underwent treatments using the Company’s products, and is furthermore subject to certain efficacy claims alleging that the Company is in breach of contract with certain customers. The Company is also a party to various employment claims in some of the regions in which it operates. The Company is defending itself vigorously, maintains insurance against the product liability claims and believes that these claims individually or in the aggregate are not likely to have a material adverse effect on the Company’s business, consolidated financial condition, results of operation or cash flows.

As of December 31, 2008 and 2007 the Company’s accrual recorded provisions for legal settlements is in the amount of approximately $ 600 and $ 3,700, respectively.

g.	Bank Covenants

The June 2008 amendment of the Company’s restructuring bank debt agreement contains certain covenants, including covenants that require the Company to comply with certain financial ratios as set out in the agreement. In addition, $5 million, which was initially to be repaid on December 31, 2008, but, following negotiations with the Bank and pursuant to a subsequent amendment (entered into on February 22, 2009) to the 2008 Bank Debt Amendment, payment was rescheduled for, and actually made on March 31, 2009.

The ratios with which the Company needs to comply under the amended agreement are as follows:

a)	Debt/EBIDTA: As of the end of each quarter beginning with the first quarter of 2009, the Company is required to achieve a Debt/EBIDTA ratio for the four quarter period ending in said quarter as follows: first quarter of 2009 – 6.5, second quarter of 2009 – 5.5, third quarter of 2009 – 5.0, fourth quarter of 2009 – 4.5, first quarter of 2010 and all subsequent quarters until the end of the loan term – 3.5.

b)	Interest coverage ratio: As of the end of each fiscal year beginning with fiscal year 2009, the Company is required to achieve an interest coverage ratio for such year as follows: 2009 – 1; 2010 and all years thereafter until the end of the loan term – 2.

As of the end of the first quarter of 2009, the Company was not in compliance with such covenants. However, the bank agreed to waive such covenant. See Notes 19b. and 19d. – Subsequent Events.

h.	Pledges and Securities

The bank debt is secured by a floating charge over the Company’s assets, certain fixed charges over the Company’s assets and subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing such debt.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	FINANCING EXPENSES (INCOME), NET

	Year ended December 31,
	2008	2007	2006

Interest expense and bank charges (1)	$753	$801	$13,854
Exchange rate (gain) loss, net	(1,532)	(1,562)	1,567
Amortization of bank fees (2)	-	-	5,364

Total expenses (income)	(779)	(761)	20,785
Interest income	(885)	(3,090)	(15)

Total financing expenses (income), net	$(1,664)	$(3,851)	$20,770

(1)	As discussed above in Note 10 – Bank Debt, as a result of the Company’s bank debt restructuring in December 2006 and in accordance with SFAS 15, interest on the Company’s debt has been capitalized with the loan. Accordingly, interest payments in 2007 and 2008 were recorded against the bank debt liability and not as interest expense as they had been prior to the restructuring.

(2)	The amounts noted in 2006 relate to the amortization of bank fees associated with bank loans taken by the Company in years prior to 2005. In December 2006, the unamortized balances of these fees were written off in conjunction with the bank debt restructuring.

NOTE 15:	–	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company measures its foreign currency derivative contracts and its Interest Rate Swap derivative liability at fair value using market approach valuation technique. Foreign currency derivative contracts and fair value of the Interest Rate Swap derivative liability are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2008, the fair value of foreign currency and the fair value of the Interest Rate Swap derivative liability, measured on a recurring basis, was $ 1,597.

NOTE 16:	–	SHARE CAPITAL

Stock Option and Share Incentive Plans

The Company has five Stock Option and Share Incentive Plans, described below, all of which are administered by the Company’s board of directors. Options granted under these plans may not expire later than ten years from the date of grant.

As regards grants to Israeli grantees who are directors, officers and employees of Lumenis, such grants may be made in accordance with Section 102 of the Israeli Tax Ordinance (the “Ordinance”). Furthermore, pursuant to the 2000 Plan (by virtue of a May 2005 amendment), the 2003 Israel Plan and the 2007 Plan (each as defined below), such Israeli employees may receive grants that qualify for special tax treatment under the “capital gain route” provisions of Section 102(b)(2) of the Ordinance. The Israeli Tax Authority has approved these plans for such grants. Pursuant to Section 102(b)(2), qualifying options or shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the Company’s board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SHARE CAPITAL (Cont.)

As regards option grants to US resident employees, the plans (other than the 2003 Israel Plan) provide for the grant of options that qualify as “incentive stock options”, as defined by the U.S. Internal Revenue Code of 1986, as amended, as well as the grant of non-qualified stock options.

1998 Plan

In 1998, the Company acquired Laser Industries Ltd. In connection with the acquisition, the Company assumed the stock options outstanding under the Laser stock option plans and, through 1999, granted a number of stock options under one of such plans. No further options may be granted under the Laser stock option plans. As of December 31, 2008, there remain 18,000 options outstanding under one of these plans with a weighted average exercise price of $ 5.38 per share.

1999 Share Option Plan (the “1999 Plan”)

The Company’s 1999 Plan permits the grant, through November 2009, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. The following table presents option grant data for the 1999 Plan as of December 31, 2008:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

5,000,000	2,064,584	$6.74

2000 Share Option Plan (the "2000 Plan")

The Company's 2000 Plan, as most recently amended in September 2006, permits the grant, through July 2011, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. The following table presents option grant data for the 2000 Plan as of December 31, 2008:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

11,500,000	7,245,759	$6.29

Israel 2003 Share Option Plan (the "2003 Israel Plan")

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. The following table presents option grant data for the 2003 Israel Plan as of December 31, 2008:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

2,000,000	1,256,758	$1.41

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SHARE CAPITAL (Cont.)

2007 Share Incentive Plan (the "2007 Plan")

In January 2007, the Company's board of directors approved and adopted the 2007 Plan. In September 2007, the Company's board amended this plan and increased the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. The Company's employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan. The 2007 Plan provides for the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights).

The following table presents option grant data for the 2007 Plan as of December 31, 2008:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

11,500,000	8,374,398	$1.07

A summary of the status of the option plans as of December 31, 2008 and changes during the year ended on that date is presented below.

	Year ended December 31, 2008
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	23,290,392	$3.35
Changes during the year:
Granted	1,436,000	$1.07
Exercised	23,001	$1.34
Forfeited or cancelled	5,745,892	$1.61

Options outstanding at end of year	18,957,499	$3.71	$0

Options exercisable at end of year	11,656,131	$5.26	$0

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $ 0.33, $ 0.29 and $ 0.43, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2008 was $ 0.54. The total intrinsic value for the options exercised during the years ended December 31, 2008, 2007 and 2006 was $ 0 (in each such year).

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SHARE CAPITAL (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2008	Weighted Average remaining contractual life	Weighted Average Exercise Price	Options exercisable as of December 31, 2008	Weighted Average remaining contractual life	Weighted Average Exercise Price
	years			years

$ 1.00 - $ 1.49	12,648,048	5.12	1.10	5,621,329	4.65	1.13
$ 1.50 - $ 2.99	1,397,776	3.45	1.92	1,223,127	3.33	1.92
$ 3.00 - $ 4.99	230,416	3.26	3.74	230,416	3.26	3.74
$ 5.00 - $ 6.99	771,025	0.96	5.07	771,025	0.96	5.07
$ 7.00 - $ 8.99	1,129,603	1.04	8.53	1,129,603	1.04	8.53
$ 9.00 - $ 10.99	1,882,294	2.17	10.86	1,782,294	2.17	10.86
$ 11.00 and above	898,337	2.67	20.98	898,337	2.67	20.98

	18,957,499			11,656,131

On January 30, 2007 and April 18, 2007, the Company granted its Chief Executive Officer options to purchase an aggregate of 4,896,959 shares under the 2007 Plan. As part of the Chief Executive Officer’s employment agreement, the initial exercise price per share of the options $ 1.0722 is subject to adjustment to an exercise price per share equivalent to the effective price per share paid by the Investors under the purchase agreement relating to the Transaction described above in Note 2, as adjusted to take account of the issuance of additional shares pursuant to the adjustment mechanism under the agreement. Based upon the share adjustment, and subject to further adjustment, the exercise price will be reduced to $ 0.9126 per share. The Company recognizes compensation expenses related to these options according to the accelerated attribution method.

NOTE 17:	–	INCOME TAXES

a.	Measurement of taxable income:

According to the law, until 2007, the results for tax purposes were measured adjusted for changes in the Israeli CPI.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company is “Industrial Company”, as defined by the Israel’s Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	INCOME TAXES (Cont.)

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Certain of the Company’s investment programs have been granted “Approved Enterprise” status under the Law. According to the provisions of the Law, the Company has elected the “alternative benefits” program and as such is entitled to receive certain tax benefits including accelerated depreciation of fixed assets in the investment programs as well as a full tax exemption on undistributed income that is derived from the portion of the Company and its subsidiaries’ facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

If this net retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross dividend).

As of December 31, 2008, the Company had approximately $ 133,000 derived from tax-exempt profits earned by its “Approved Enterprises” prior to 1999. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s “Approved Enterprises”.

Income of the Company from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) that has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of the Company that have already obtained approval an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (“the Investment Center”) will continue to be subject to the Old Law’s provisions. With respect to the “alternative benefit” program, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a “Privileged Enterprise”, rather than “Approved Enterprise”, as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	INCOME TAXES (Cont.)

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the “Programs”). Out of the Programs, the Company’s benefit period related to its first, second and third investment programs has ended, therefore, the Company’s income attributable to these investment programs is no longer entitled to tax benefits.

The tax benefits attributable to the Company’s current Approved Enterprises are scheduled to expire in phases by 2014.

d.	Tax Assessments:

The Company has been issued assessments for tax years 2000 and 2001 by the Israel Tax Authority (“ITA”) in the amount of approximately $ 81,000, including interest and penalties. The assessments are primarily based on an attempt by the ITA to disallow the exemption available for the Company’s Approved Enterprises, which would then subject the Company’s income to the full tax rate, and, in addition, tax on an alleged deemed dividend from earnings under the Company’s Approved Enterprise programs. The Company believes the entire assessment to be an error and that no tax is due, and intends to vigorously contest the assessments in the courts in Haifa, Israel and under applicable tax treaties as necessary. The Company believes that it has sufficient existing reserves for any final settlement.

The Company files income tax returns in various jurisdictions with varying statutes of limitations. The Company has reached agreements to settle all years through 2006 with no additional tax due for two of its operating subsidiaries in Israel. The Company’s former European headquarters subsidiary in the Netherlands has received final tax assessments for all years through 2006 with no taxes due. The Company’s subsidiary in Germany has received final tax assessments for all years through 2003 with no taxes due and currently is under tax assessment for the years 2004-2007.

e.	Corporate Tax Rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

f.	Net Operating Loss Carry Forward

As of December 31, 2008, the Company had carry forward operating and capital tax losses totaling approximately $ 305,000 and $ 62,000, respectively, primarily in Israel, which can be carried forward indefinitely. As a result of applying FIN 48, the carry forward tax losses exceed the net operating losses used to compute the deferred tax asset in the Company’s financial statement and as shown in Note 17g.

On December 28, 2006, the Company filed an application for a tax free merger of two of its Israeli subsidiary companies. In February 2009, the ITA approved the tax free merger, effective December 31 2006. In accordance with the merger approval, the net operating losses prior to the merger will be carried forward to subsequent years and may be set off against the merged company’s taxable income, commencing with the tax year immediately following the merger. The use of the tax loss carry forward from the effective approved merger date and prior years is limited to the lesser of:

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	INCOME TAXES (Cont.)

12.5% of the aggregate net operating loss carry forwards of the merged companies prior to the effective date of the merger; and

50% of the combined company’s taxable income in the relevant tax year

The above-noted limitation on the use of carry forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger.

As a result of the issuance of shares to the Investors on December 5, 2006, the Company experienced a change in ownership. As a result, the Company’s operating loss carry forwards in the US are subject to limitations as defined under Internal Revenue Code Section 382 that limit its ability to use substantially all of its US operating loss carry forwards and certain other deductions in the future.

g.	Deferred Tax Assets and Liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2008	2007

Deferred tax assets:
Net operating loss carry forward	$49,672	$25,877
Accrued expenses	2,467	1,166
Reserves	10,355	9,976
Restructured loan (See Note 10)	5,419	7,029
Other	9,140	7,452

Deferred tax assets before valuation allowance	77,053	51,500
Valuation allowance	(73,451)	(48,923)

Deferred tax assets	$3,602	$2,577

Deferred tax liabilities:
Goodwill	$(5,107)	$(8,270)

Deferred tax liabilities	$(5,107)	$(8,270)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company’s tax amortization of goodwill for which no financial statement amortization has occurred under US GAAP. The decrease in the deferred tax liability amount from 2007 to 2008 resulted from the impairment of goodwill occurred in 2008 (see also note 8).

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	INCOME TAXES (Cont.)

h.	A reconciliation of the Company’s effective tax expense (benefit) to the Company’s theoretical statutory tax expense (benefit) is as follows:

	Year ended December 31,
	2008	2007	2006

Loss before taxes on income, as reported in the
consolidated statements of income	$(46,281)	$(24,605)	$(47,118)

Statutory tax rate in Israel	27%	29%	31%

Theoretical tax benefit	(12,496)	(7,135)	(14,607)
Losses and other items for which a valuation
allowance was provided	6,644	9,005	16,009
Impairment of goodwill	3,350	-	-
Non-deductible expenses	921	438	597
Other	(484)	1,205	1,201

Actual tax expense (benefit)	$(2,065)	$3,513	$3,200

i.	Loss before taxes on income is comprised as follows:

Domestic	$(34,726)	$(34,063)	$(177,714)
Foreign	(11,555)	9,458	130,596

	$(46,281)	$(24,605)	$(47,118)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2008	2007	2006

Current	$2,083	$1,723	$3,006
Deferred	(4,148)	1,790	194

	$(2,065)	$3,513	$3,200

Domestic	(204)	1,051	532
Foreign	(1,861)	2,462	2,668

	$(2,065)	$3,513	$3,200

k.	Uncertain tax positions:

The Company adopted the provisions of FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	INCOME TAXES (Cont.)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2008	2007

Opening Balance	$10,458	$9,754
Increases related to prior year tax positions	590	466
Decreases related to prior year tax positions	(193)	-
Increases related to current year tax positions	926	238
Settlements	-	-
Decreases related to lapses of statute of limitations	(49)	-

Closing balance	$11,732	$10,458

The balance of total unrecognized tax benefits at December 31, 2008, is the potential benefits of $ 11,732 that, if recognized, would affect the effective rate on the statement of operations. Uncertain tax positions relate primarily to the on-going Israeli tax examination, discussed above in Note 17d. and certain withholding taxes.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. During the years ended December 31, 2008 and 2007, the Company recorded $ 546 and $ 882, respectively for interest and penalties expenses related to uncertain tax positions. The accrued interest and penalties at December 31, 2008 and 2007 is $ 3,456 and $ 2,910, respectively.

The Company files tax returns in many jurisdictions worldwide, but the Company’s main jurisdictions are Israel and the United States. The Company is currently under examination in Israel with respect to its 2000-2003 tax years for which it cannot estimate the range of possible changes to unrecognized tax benefits, and is open for assessment for tax years 2004-2007. The Company’s U.S. subsidiaries are open for assessment for tax years 2001-2007.

NOTE 18:	–	SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

In 2008, following a re-organization (See also Note 3i.) of the reporting structure of the Company into business units, the Company has determined that it operates under three reportable segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, namely, the development, manufacturing, marketing sale and service of laser, light based and radio frequency based systems and appliances for:

—	Surgical applications, primarily ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, podiatry, general surgery, and neurosurgery.

—	Aesthetic applications, primarily skin treatments, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne and psoriasis.

—	Ophthalmic applications, primarily open angle glaucoma, diabetic retinopathy, secondary cataracts and age-related macular degeneration.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:	–	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

In addition, the Company conducts business globally and is managed on a geographic basis of four separate geographic units, as follows: the Americas, Europe (including the Middle East and Africa), China/APAC and Japan.

b.	Financial data relating to reportable operating segments:

1.	The following financial information is the information that management uses for analyzing the results. The figures are presented on a consolidated basis as presented to management. In 2007 and 2006, the Company’s reporting segments were based on geographical unit (see c. below). Commencing January 2008, following the re-organization, the Company presents the segment information based on its reporting business units. For earlier periods, the Company presents only revenues based upon those business units. Other information for earlier periods as required by FAS131 is not presented by the Company as it is impracticable to do so.

	Year ended December 31, 2008
	Surgical		Aesthetic	Ophthalmic	unallocated expenses(**)	Consolidated

Revenues	$	(*)88,940	$108,343	$59,182	-	$256,465

Gross margin		41,553	46,018	19,930	(2,160)	105,341

Operating expenses		29,336	38,919	22,025	38,949	129,229
Impairment of
goodwill		-	22,637	-	-	22,637
Restructuring
expenses		-	-	-	1,420	1,420

Operating income
(loss)		$12,217	$(15,538)	$(2,095)	$(42,529)	$(47,945)

	Year ended December 31, 2007
	Surgical	Aesthetic	Ophthalmic	Consolidated

Revenues	(*)82,182	126,172	59,475	267,829

	Year ended December 31, 2006
	Surgical	Aesthetic	Ophthalmic	Consolidated

Revenues	(*)82,302	115,273	66,803	264,378

(*)	Including $4,971, $8,490 and $9,397 revenues of the sale of dental and veterinary products in 2008, 2007 and 2006, respectively.

(**)	Unallocated expenses are primarily related to corporate general and administrative expenses, stock based compensation expenses and, amortization of intangible assets.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:	–	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

2.	The following financial information categories the Company’s assets according to segments:

	Year ended December 31, 2008
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses	Consolidated

Assets (*)	$36,681	$38,646	$32,030	$-	$107,537
Goodwill	16,581	33,636	-	-	50,217
Expenditures in long
lived assets	882	1,059	940	-	2,881
Depreciation and
amortization	1,601	2,269	1,215	1,710	6,795

(*)	Assets include: trade receivables, inventories, finish goods used in operations, property and equipment and other intangibles.

c.	Geographic information:

	Year ended December 31, 2008
	Americas	Europe	China/APAC	Japan	Consolidated

Net revenues	$115,201	$62,329	$37,347	$41,588	$256,465
Total long-lived assets	39,631	18,611	108	173	58,523
Depreciation expense	1,093	1,856	89	88	3,126

	Year ended December 31, 2007
	Americas	Europe	China/APAC	Japan	Consolidated

Net revenues	$129,148	$68,686	$33,804	$36,191	$267,829
Total long-lived assets	52,328	6,302	10,331	13,021	81,982
Depreciation expense	1,019	1,465	106	129	2,719

	Year ended December 31, 2006
	Americas	Europe	China/APAC	Japan	Consolidated

Net revenues	$127,874	$59,795	$39,484	$37,225	$264,378
Total long-lived assets	52,696	4,064	10,460	13,180	80,400
Depreciation expense	1,093	1,501	76	222	2,892

NOTE 19:	–	SUBSEQUENT EVENTS

a.	Following approval by the Company’s audit committee and board of directors, on March 18, 2009, pursuant to the adjustment mechanism under the purchase agreement relating to the Transaction as described above in Note 2 and based upon Relevant Amounts incurred by the Company to December 2008, the Company: (i) issued 24,466,936 shares to the Investors and their assignees; and (ii) adjusted the exercise price under the Closing Warrants issued to the Investors to $ 1.0039 per share to reflect the an exercise price of 110% of the adjusted price per share paid by the Investors.

b.	As at March 31, 2009, the Company was not in compliance with the Debt/ EBIDTA covenant pursuant to the restructuring agreement, as amended, with the Company’s bank (see Note 13g.). However, the bank agreed to a waiver of compliance with the covenant in respect of such quarter.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:	–	SUBSEQUENT EVENTS (Cont.)

c.	On June 25, 2009, the Company consummated a $ 15,000 equity financing, pursuant to several share purchase agreements (the “2009 Purchase Agreements”) entered into with each of LM Partners L.P., Ofer Hi-Tech investments Ltd. and two other investors, which provided for the sale and issuance by the Company to such investors of an aggregate of 13,636,364 of the Company’s ordinary shares at a price of $ 1.10 per share. The 2009 Purchase Agreements also provided for the grant by the Company to such investors of five-year warrants to purchase an aggregate of 6,818,183 of the Company’s ordinary shares at an exercise price of $ 1.30 per share.

d.	On June 30, 2009, the Company entered into a further amendment (the “Amendment”) to the restructuring agreement with the bank, which amended the repayment schedule and interest rate provisions and modified a number of covenants in the Restructuring Agreement. The main provisions of the Amendment are set out below:

1.	Repayment schedule, expected forgiveness and interest rate:

Set forth in the table below the new scheduled dates for repayment of the bank debt and the associate expected amounts to be forgiven:

	Repayment	Expected Forgiveness

June 30, 2010	8,000	5,000
June 30, 2011	10,000	6,250
June 30, 2012	15,133	7,500
June 30, 2013	15,399	-
June 30, 2014	15,000	-
June 30, 2015	15,000	-
June 30, 2016	15,000	-
June 30, 2017	18,596	-
Totals	$112,128	$18,750

The interest rates, as in effect prior to the Amendment are maintained at their previous level, however, in addition, an interest rate of three month LIBOR rate plus 5.25% is applied solely as regards to the period in respect of which repayment of the rescheduled amount (or the proportionate part thereof) was postponed.

2.	Warrants held by the bank:

The terms of the warrants held by the bank were modified. One warrant was amended so that the number of shares issuable thereunder was increased from 8,000,000 to 9,411,300 and the exercise price was reduced from $1.18 per share to $1.00 per share; and the second warrant was amended so that the number of shares issuable thereunder was increased from 1,411,300 to 2,500,000 and the exercise price was increased to $1.40 per share. For both warrants the exercise period was extended to June 30, 2014.

3.	Cash fees to the bank:

The period during which the Company would be obligated to pay the cash fee of $7,500 relating to the market price of the Company’s shares is extended to March 31, 2017 or the date of repayment to the bank in full of our bank debt, if earlier. In addition, the Cash Fee payable to the bank upon the occurrence of certain other events remains in place but is increased from $4,000 to $6,000 and certain conditions have been modified.

4.	Financial covenants:

The existing financial covenants were modified. Initially, the only financial covenant to which the Company will be subject, commencing as of the end of the second quarter of 2009 and remaining in effect until the end of the second quarter of 2011, is the requirement that the Company has available and accessible consolidated cash reserves of at least $20,000. Effective from the end of the third quarter of 2011 until repayment of the Bank debt, the Company will be required to comply with certain financial covenants as further disclosed in the Amendment.

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant, as amended July 26, 2001 (English translation), incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed with the SEC on April 1, 2002.

1.2	Articles of Association of the Registrant, as amended and restated December 26, 2007. *D (1.2)

4.(b)1	Lease Agreement dated March 19, 1998 between Skan Group Yokneam Ltd. and Lumenis Ltd. (English Translation) with respect to the Yokneam, Israel facility, incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #000-27572, filed with the SEC on March 30, 2000.

4.(b)2	Agreement dated December 25, 2008 between Engel Resources and Development Ltd. and Lumenis Ltd. (English Translation) relating to the extension of the Lease dated March 19, 1998 with respect to the Yokneam, Israel facility. **

4.(b)3	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis Ltd. with respect to second facility in Yokneam, Israel. *B (4.8)

4.(b)4	Lease dated as of July 19, 2006 between HDP Associates, LLC. and Lumenis Inc. with respect to the Santa Clara, California facility. *B (4.10)

4.(b)5	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)

4.(b)6	Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to proposed new Yokneam, Israel facility. *D (4.(b)6)

4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003. *A (10.5)

4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *A (10.6)

4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *A (10.7)

4.(b)10	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #000-27572, filed with the SEC on November 19, 2003.

4.(b)11	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)

4.(b)12	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)

4.(b)13	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)

4.(b)14	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)15	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)16	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. **

4.(b)17	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. **

4.(b)18	Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. and LM (GP) L.P.*B (4.20)

4.(b)19	Form of Purchase Agreements dated June 21, 2009 between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd., (2) LM Partners L.P. and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. **

4.(b)20	Registration Rights Agreement dated as of December 5, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. and Bank Hapoalim B.M. *B (4.23)

4.(b)21	Amendment No. 1 to Registration Rights Agreement dated June 25, 2009 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. and LM Partners L.P. **

4.(b)22	Amended and Restated Warrant No. 5 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 9,411,300 ordinary shares on or before June 30, 2014. **

4.(b)23	Amended and Restated Warrant No. 6 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 2,500,000 ordinary shares on or before June 30, 2014. **

4.(b)24	Warrant No. 9 dated June 4, 2007 issued to LM Partners L.P. to purchase 11,936,707 ordinary shares on or before December 5, 2011. **

4.(b)25	Warrant No. 10 dated June 4, 2007 issued to Ofer Hi-Tech Investments Ltd. to purchase 9,313,293 ordinary shares on or before December 5, 2011. **

4.(b)26	Form of 2009 Warrant (Warrants Nos. 11 through 14) dated June 25, 2009 issued to (1) Ofer Hi-Tech Investments Ltd.; (2) LM Partners L.P.; (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. to purchase an aggregate of 6,818,183 ordinary shares. **

4.(b)27	Trust Agreement dated as of September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder, incorporated by reference to Exhibit 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on July 10, 2007.

4.(b)28	Voting and Option Agreement dated as of August 31, 2007, by and between Eli Azut and Mirkae Tikshoret Ltd. of the one part and Ofer Hi-Tech Investments Ltd. of the other part, incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on June 23, 2008.

4.(c)1	1999 Share Option Plan, as amended April 30, 2003. *C (4.1)

4.(c)2	2000 Share Option Plan, as amended September 30, 2006. *C (4.2)

4.(c)3	Israel 2003 Share Option Plan, as amended May 27, 2003, incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed with the SEC under cover of Schedule 14A on April 30, 2003, File #000-27572.

4.(c)4	2007 Share Incentive Plan, as amended September 23, 2007, incorporated by reference to Appendix A to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K, File #000-27572, furnished to the SEC on November 21, 2007.

4.(c)5	Form of post-2006 recapitalization Indemnification Agreement. *B (4.6)

8	List of Subsidiaries. **

11.1	Lumenis Business Conduct Policy. *D (4.(c)7)

11.2	Lumenis Code of Business Ethics for Financial Officers. *D (4.(c)8)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, independent registered public accounting firm. **

15.2	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm. **

15.3	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited until December 31, 2007. **

Note: Where parenthetical references follow the description of an exhibit, such references relate to the exhibit number under which such exhibit was initially filed

*A	Incorporated by reference to said document filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2003, File #000-27572, filed with the SEC on August 19, 2003.

*B	Incorporated by reference to said document filed as an exhibit to the Registrant’s Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007.

*C	Incorporated by reference to said document filed as an exhibit to a Post-Effective Amendment to the Registrant’s Registration Statement on Form S-8, File #333-148460, filed with the SEC on April 2, 2008.

*D	Incorporated by reference to said document filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File #000-27572, filed with the SEC on June 25, 2008.

**	Filed herewith.