Form 20-F
period 2009-12-31
LUMENIS LTD
filed 2010-04-06
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

215,340,549 Ordinary Shares, NIS 0.1 par value, excluding 35,527 treasury shares, at December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☑

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

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

Yes ☐   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☑

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.	6
ITEM 3.	KEY INFORMATION.	6
A.	Selected Financial Data.	6
B.	Not applicable
C.	Not applicable
D.	Risk Factors.	7
ITEM 4.	INFORMATION ON THE COMPANY.	21
A.	History and Development of the Company.	21
B.	Business Overview.	22
C.	Organizational Structure.	40
D.	Property, Plants and Equipment.	40
ITEM 4A.	UNRESOLVED STAFF COMMENTS.	41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	41
A.	Operating Results.	41
B.	Liquidity and Capital Resources.	52
C.	Research and Development, Patents and Licenses, Etc.	57
D.	Trend Information.	57
E.	Off-Balance Sheet Arrangements.	57
F.	Tabular Disclosure of Contractual Obligations.	58
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	58
A.	Directors and Senior Management.	58
B.	Compensation.	62
C.	Board Practices.	63
D.	Employees.	69
E.	Share Ownership.	69
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	72
A.	Major Shareholders.	72
B.	Related Party Transactions.	74
C.	Not applicable
ITEM 8.	FINANCIAL INFORMATION.	79
A.	Consolidated Statements and Other Financial Information.	79
B.	Significant Changes.	81
ITEM 9.	THE OFFER AND LISTING.	81
A.	Listing Details.	81
B.	Not applicable
C.	Markets.	82
D.	Not applicable
E.	Not applicable
F.	Not applicable
ITEM 10.	ADDITIONAL INFORMATION.	82
A.	Not applicable
B.	Memorandum and Articles of Association.	82
C.	Material Contracts.	86
D.	Exchange Controls.	86
E.	Taxation.	86
F.	Not applicable
G.	Not applicable
H.	Documents on Display.	92
I.	Not applicable
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	92
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	94

PART II

PART III

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

•
those referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all of the risks discussed in Item 3.D “Key Information - Risk Factors” and elsewhere in this annual report. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Lumenis” and all product names and trade names used by us in this annual report are our trademarks and service marks in which we have proprietary rights and that may be registered in certain jurisdictions. These trademarks and service marks are important to our business. Although we have omitted the “®” and “tm” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved.

CERTAIN TERMS

In this annual report, unless the context otherwise requires:

•	references to “Lumenis”, the “Company”, the “Registrant”, “us”, “we” and “our” refer to Lumenis Ltd., an Israeli company, and, unless the context indicates otherwise, its consolidated subsidiaries;

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.1 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as currently amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.     Selected Financial Data.

The selected financial data set forth in the table below has been derived from our audited historical financial statements for each of the years from 2005 through 2009. The selected consolidated statement of operations data for the years 2007, 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2005 and 2006, and the selected consolidated balance sheet data at December 31, 2005, 2006 and 2007, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except for per share data)
Net revenues	$226,096	$256,465	$267,829	$264,378	$285,438
Operating income (loss)	1,694	(47,945)	(28,388)	(25,891)	11,721
Net income (loss)	2,689	(44,216)	(28,118)	(50,318)	(11,231)
Net earnings (loss) per share - basic and diluted	0.01	(0.23)	(0.16)	(1.10)	(0.30)

	Consolidated Balance Sheet Data As of December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Total assets	$206,117	$198,895	$267,837	$273,757	$221,352
Capital stock	4,192	4,156	4,155	3,579	814
Shareholders equity (deficiency)	(20,449)	(41,246)	1,278	1,944	(72,081)
Weighted average number of shares used in computing loss per share (in thousands)- basic	208,706	196,067	170,927	45,637	37,323
- diluted	209,402	196,067	170,927	45,637	37,323

B.     Capitalization and Indebtedness.

Not Applicable.

C.     Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.     Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could suffer and, if public trading in our shares has resumed, the price of our shares could decline.

Risks Related to our Business.

Conditions and changes in the national and global economic environments may adversely affect our business, financial condition and results of operations.

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets have become increasingly negative, and global financial markets have experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. Many economies around the world, including the economies of most of the principal geographic markets for our products, are gradually emerging from recession. During challenging economic times and in tight credit markets, many customers may experience financial difficulties or be unable to borrow money to fund their operations and may delay or reduce technology purchases. The vanity market for aesthetic procedures and the market for our higher priced products are particularly vulnerable to an economic downturn, since the end users of our products may decrease the demand for our products when they have less discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, in an economic downturn, hospitals and similar institutions may be less willing or unable to provide the requisite budget for the purchase of our products. For example, many hospitals in the United States have implemented a near freeze on the purchase of expensive capital equipment.

These factors could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, and could have a material adverse effect on our financial condition and results of operations.

We have a history of operating losses and we may not maintain our current profitability.

Until 2009, we had incurred net losses for each of the previous eight years. Our net losses during 2005 through 2008 were approximately $11.2 million in 2005, $50.3 million in 2006, $28.1 million in 2007 and $44.2 million in 2008. Although we reported net income in 2009, we may not be able to maintain profitability on a quarterly or annual basis. If we are unable to do so, our financial condition and the value of our shares may be materially adversely affected.

The markets in which we sell our products are intensely competitive, and increased competition could continue to cause reduced sales levels, reduced gross margins or the loss of market share, and materially harm our business, financial condition and results of operations.

Competition in our markets is intense and we expect it to increase. Competition arises from other light-based products, as well as alternate technologies (not based upon laser technology). We also face competition from companies selling accessories to, and offering services for, our products. Competitors range in size from small, single product companies to large, multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Some of these competitors may have greater name recognition, broader product lines, larger customer bases, more extensive relationships with customers and the ability to devote greater resources than we can to the development, promotion, sale and support of products.

Our major direct competitors in our principal markets are: in the surgical market, AMS (through its acquisition of  Laserscope), Deka Laser Technologies, Dornier MedTech and SSI Laser Engineering; in the aesthetic market, Alma Lasers, Cutera, Cynosure, Deka Laser Technologies, Lasering, Lutronic Corporation, Palomar Medical Technologies, Sciton; Solta Medical and Syneron Medical Ltd. (which also now incorporates Candela Corporation); and in the ophthalmic market, Alcon Corporation, Carl Zeiss Meditech, Ellex Medical Lasers, Iridex Corporation, Nidek Technologies and OptiMedica Corporation. The effect of increased competition could adversely affect our sales levels, gross margins and market share and could have a material adverse effect on our business, financial condition and results of operations. For additional information concerning our competitors, see “Business Overview” in Item 4.B below.

Any business combinations or mergers among our competitors that result in larger competitors with greater resources, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could further result in increased competition and have a material adverse effect on our business, financial condition and results of operations.

We are highly leveraged, with indebtedness that is substantial in relation to our shareholders’ equity (deficiency), is subject to floating interest rates and subject us to significant debt service obligations, which could have a material adverse effect on our continuing liquidity and financial condition.

Our total bank debt is currently approximately $107 million (excluding the sum of approximately $15.5 million, which our bank has agreed to forgive subject to our timely making certain payments). Prior to our December 2006 debt restructuring and again in 2008 and 2009, we had to seek extensions of principal payment dates and bank waivers due to our inability to meet financial covenants under our debt restructuring agreement with the bank. Our ability to comply with the debt covenants under the debt restructuring agreement is subject to the risk factors described below, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. The interest payable on our bank debt is LIBOR rate plus 1.5%, LIBOR rate plus 3% or LIBOR rate plus 5.25%. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a continued downturn in our business or further deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below. Additionally since all of our debt is subject to floating rates of interest, an increase in LIBOR interest rates could materially adversely affect us.

Our dependence on a limited number of suppliers, and, in some cases, a sole source supplier, for a key item, exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems and materially adversely affect our business and results of operations.

Certain key components, sub-assemblies and systems used in our products are manufactured or assembled by a limited number of suppliers or subcontractors and, in certain cases, certain key component are purchased by us from a single source. These components, sub-assemblies and systems may not be available in the future or we may not accurately forecast our component requirements sufficiently in advance. In addition, if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand. Furthermore, because our products are regulated as medical products, changing suppliers, work processes or procedures can be an extremely burdensome and time-consuming process.

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

Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and, in the United States, from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products, or changes in third-party coverage and reimbursement policies, could have a material adverse effect on our sales, results of operations and financial condition.

We derive a large portion of our surgical revenues from our relationship with Boston Scientific Corporation and a termination of such relationship could materially adversely affect our business and results of operations.

Boston Scientific Corporation, or Boston Scientific, is one of the major customers for our surgical products in the United States and all sales of our urology products in Japan are made through Boston Scientific. Were this relationship to be terminated, that could have a material adverse effect on our business and results of operations.

Legislation to reform the United States healthcare system may have a material adverse effect on our sales and results of operations.

The impact that U.S. healthcare reform could have on our business, and on the medical device industry as a whole, remains uncertain. Although a bill to reform the U.S. health care system has been signed into law, uncertainty currently remains regarding the impact of such reforms. Furthermore, efforts to pay for healthcare reform through a new tax on medical device companies and efforts to contain healthcare costs, directly through pricing or reimbursement controls, or indirectly by government-sponsored healthcare insurance, could have a material adverse effect on our sales and results of operations.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or other currencies or that the timing of this devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, the rate of devaluation of the dollar against the shekel was approximately 0.7% in 2009, 1.1% in 2008 and 9.0% in 2007, which was compounded by inflation in Israel at rates of approximately 3.9%, 3.8% and 3.4%, respectively. This had the effect of increasing the dollar cost of our operations in Israel.

Furthermore, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies, in particular the Euro and the Japanese yen, will negatively impact our sales and the U.S. dollar revenues derived therefrom and will make collection of receivables more difficult. For example, in 2008, the dollar appreciated in relation to the Euro by 4.2%.

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

We depend on international sales, and many of our customers’ operations are also located outside the United States, which exposes us to risks associated with the business environment in those countries.

Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2009, of our total net sales, approximately 44% were to the Americas; approximately 20% were to Europe, the Middle East and Africa (or EMEA); approximately 19% were to Japan; and approximately 17% were to the China/Asia Pacific region. Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the vast majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	Longer accounts receivable collection periods and greater difficulties in their collection;

•	The impact of recessions on economies worldwide;

•	The stability of credit markets;

•	Reduced protection for intellectual property in certain jurisdictions;

•	Political and economic instability;

•	Regulatory limitations imposed by foreign governments;

•	Impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

•	Other political risks;

•	Disruption or delays in shipments caused by customs brokers or government agencies;

•	Imposition by governments of controls that prevent or restrict the transfer of funds;

•	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	Difficulties in staffing and managing foreign operations;

•	Preference for locally produced products; and

•	Potentially adverse tax consequences resulting from changes in tax laws.

We are also subject to the risks of fluctuating foreign exchange rates, described above, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international subsidiaries.

If we fail to overcome the challenges that we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating Primarily to our Location in Israel”.

We rely on our direct sales force and network of international distributors to sell our products, and any failure to maintain our direct sales force and distributor relationships could harm our business and results of operations.

Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of approximately 170 employees, and any failure to maintain such sales force could materially adversely affect our business and results of operations. We maintain relationships with over 90 independent distributors internationally, selling our products into over 100 countries through our four regional sales and service centers for: the Americas; Europe, the Middle East and Africa (which we refer to as EMEA); China/Asia Pacific; and Japan. We generally sell directly in the United States, Germany, Japan, China (including Hong Kong) and India, as well as for certain of our products in Italy and the United Kingdom. In other countries, we generally grant our distributors exclusive territories for the sale of particular products. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor, and our ability to sell our products into that exclusive sales territory, and consequently our business and results of operations, could be materially adversely affected.

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

If we are unable to prevent or fix defects or other problems, or fail to do so on a timely basis, we could experience, among other things:

•	Delays in the recognition of revenues or loss of revenues, particularly in the case of new products;

•	Legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs for us;

•	Loss of customers and market share;

•	Failure to attract new customers or achieve market acceptance;

•	Increased costs of product returns and warranty expenses;

•	Damage to our reputation; and

•	Diversion of development, engineering and management resources.

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

We may be required to implement a costly product recall, which could materially adversely affect our business, financial condition and results of operations.

In the event that products that we manufacture or sell prove to be defective, we may voluntarily recall them or implement a field correction, or the United States Food and Drug Administration, or the FDA, or other regulatory authority could require us to implement a recall or a field correction, or a manufacturer or distributor of one of the products that we distribute could require us to implement a recall or field correction. Any such recall or correction could have a material adverse effect on our business, financial condition and results of operations.

Our market is characterized by evolving technological standards and changes in customer requirement, and, if we fail to keep up with such changes, our business, financial position and operating results will be materially adversely affected.

Our industry is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial expenditure on research and development. In 2009, our research and development expenses were approximately 6.1% of our net sales, and in 2008 and 2007, such expenses had been approximately 7.6% and 6.5%, respectively, of our net sales. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

We require significant cash funds for our operations, and should we fail to generate or otherwise raise requisite funds, that could have a material adverse effect on our liquidity and financial condition.

Internally generated funds, together with available cash, may not be sufficient to meet our day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements. In particular, the level of internally generated funds is subject to the risk factors described herein, and must be viewed in light of our relatively recent history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will again need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all. If additional financing were to be in the form of equity, it could result in substantial further dilution to our shareholders, as occurred in December 2006 and, to a lesser extent, in June 2009, as discussed in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below and “Recent Business Developments – 2009 Equity Financing” in Item 4.A below.

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

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in loss of customers, which could materially adversely affect our business, financial position and results of operations.

Due to market conditions, our customers and potential customers frequently require delivery of products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which could lead to inventory obsolescence and associated impairments, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, expose us to penalties, strain our relationship with our customers, and, as a consequence, we may lose future sales to such customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, financial condition and results of operations.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years. If it should become necessary to write off a material part of this goodwill, our results of operations could be materially adversely affected.

At December 31, 2009, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should a test reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write off such amount. Furthermore, if public trading in our shares resumes, our stock price and, consequently, our market capitalization, may decline. If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that a write-down of our goodwill is required. In 2008, we recorded impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. A substantial impairment of goodwill could materially adversely affect our results of operations.

We may not be able to protect our proprietary technology, and its unauthorized use by a third party could materially adversely affect our competitive advantage, business and results of operations.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 245 patents worldwide and have applied for approximately 55 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see - “Business Overview - Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our competitive advantage, business and results of operations.

We are, or may become, subject to litigation regarding intellectual property rights, the results of which could seriously harm our business and materially adversely affect our results of operations.

The laser and light-based systems industry is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We currently are, and in the future may continue to be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property (see “Legal Proceedings” in Item 8.A below) or to determine the scope and validity of our intellectual property or the intellectual property of competitors, and may also become subject to claims and litigation alleging infringement by us of third party intellectual property. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or redesign a product to avoid infringement. We also may not be successful in any attempt to redesign our product to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

If days sales-outstanding increase, we may suffer from a cash shortfall, which could materially adversely affect our business, financial condition and results of operations.

Our days sales-outstanding, or DSOs, could increase as a result of any one or more of a number of factors, including customers’ demands for more flexible payment terms or the global credit crunch in the capital markets. Should we experience a significant increase in DSOs, this could result in a cash shortfall, in which event, our business, financial position and results of operations could be materially adversely affected.

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

Difficulties in renewing or redesigning old testing equipment could limit our ability to manufacture certain products, which could materially adversely affect our business and results of operations.

In many instances, the testing equipment for our products and sub-assemblies is reaching the end of its useful life, and, accordingly, such equipment may need to be renewed or redesigned. Duplicating such testing equipment is often extremely difficult, in particular, but not limited to, equipment relating to product lines acquired as a result of mergers and acquisitions or where there may not have been adequate documentation related to such equipment. Difficulty in renewing or maintaining such systems may limit our (or our sub-contractors’) ability to manufacture assemblies that pass the required testing procedures, or require us to increase our capital expenditure, which could have a material adverse effect on our business and results of operations.

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

Our products are subject to U.S., European Union and other national and international medical and other regulations and controls, compliance with which imposes substantial financial costs on us and can prevent or delay the introduction of new products, which could materially adversely affect our business and results of operations.

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

Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	Fines, injunctions and civil penalties;

•	Recall or seizure of our products;

•	Requiring us to repair, replace or refund the cost of our products;

•	The issuance of public notices or warnings;

•	Operating restrictions, partial suspension or total shutdown of production;

•	Refusal of our requests for 510(k) clearance or pre-market approval of new products;

•	Withdrawal of 510(k) clearance or pre-market approvals already granted; and

•	Criminal prosecution.

Similarly, the European Union, or the E.U., determined in 1998 that the marketing or selling of any medical product or device within the E.U. necessitates a CE Mark. We are now required to comply with the European Medical Device Directive’s criteria and obtain the CE Mark prior to the sale of our medical products in any E.U. member state. The European Medical Device Directive sets out specific requirements for each stage in the development of a medical product, from design to final inspection. Our products are subject to additional similar regulations in most of the international markets in which we sell our products.

Changes to existing U.S., E.U. and other national and international rules and regulations could adversely affect our ability to sell our current and future lines of products in the United States, the E.U. and internationally, increase our costs and materially adversely affect our business and results of operations.

A substantial portion of our sales are completed in the last few weeks of each calendar quarter, and if such anticipated sales do not materialize, that could materially adversely affect our business and results of operations.

We typically receive a disproportionate percentage of orders toward the end of each calendar quarter, including the fourth quarter. To the extent that we do not receive anticipated orders, or orders are delayed beyond the end of the applicable quarter or year, our business and results of operations could be materially adversely affected. In addition, because a significant portion of our sales in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and potentially future quarters would be adversely affected.

Our operating results may fluctuate from quarter to quarter and year to year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include, but are not limited to, the following:

•	General economic uncertainties and political concerns;

•	The cost and timing of the introduction and market acceptance of new products, product enhancements and new applications;

•	Changes in demand for our existing line of products;

•	The cost and availability of components and subassemblies, including the ability of our sole or limited source suppliers to deliver components at the times and prices that we have planned;

•	Our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	Fluctuations in our product mix between surgical, aesthetic and ophthalmic products, and in the proportions of foreign and domestic sales;

•	The effect of regulatory approval requirements and changes in domestic and foreign regulatory requirements;

•	Introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

•	Our long and highly variable sales cycle;

•	Changes in the prices at which we can sell our products;

•
The size and timing of customers’ orders and changes in customers’ or potential customers’ budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products;

•	Increased product innovation costs;

•	Foreign currency fluctuations;

•	One-time charges, goodwill write downs and write-offs due to inventory obsolescence; and

•	Changes in accounting rules.

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

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing, or hire additional, skilled personnel, our ability to develop and sell our products could be harmed, and our business and results of operations could be materially adversely affected.

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

We and/or the manufacturers of products distributed by us use laboratory and manufacturing materials that could be considered hazardous, and we could be liable for any damage or liability resulting from accidental environmental contamination or injury. Some of the gases used in the excimer lasers distributed by us may be highly toxic. The risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of an accident involving such materials, we could be liable for any damage, and such liability could exceed the amount of our liability insurance coverage and the resources of our business, and have a material adverse effect on our business and results of operations.

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

Man-made problems such as computer viruses or terrorism may disrupt our operations and materially adversely affect our business and results of operations.

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

Any acquisitions that we make could harm or disrupt our business and adversely affect our results of operations without bringing the anticipated synergies.

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

Such acquisitions could also involve numerous risks, including:

•	Problems combining the acquired operations, technologies (including information technology systems) or products with our own;

•	Unanticipated costs or liabilities;

•	Adverse effects on existing business relationships with distributors, suppliers and customers;

•	Entering markets in which we may have no or limited prior experience;

•	Diversion of management’s attention from our core businesses; and

•	Potential loss of key employees, particularly those of the purchased organizations.

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

We have experienced and may continue to experience growth in one or more of our business units. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Risks Relating Primarily to Our Location in Israel.

Regional instability in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities and a substantial portion of our research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products. With the outbreak in September 2000 of the second Intifada, an uprising by Palestinian Arabs, there was an increase in unrest and terrorist activity, which has continued with varying levels of severity. During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon supported by Syria, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. An escalation in tension and violence among Israel, the militant Hamas movement (which controls the Gaza Strip), the Palestinian Authority and other groups, culminated with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries.

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

The tax benefits that we receive in respect of our approved enterprise programs require us to meet several conditions and may be terminated or reduced in the future, which may result in our being required to pay increased taxes.

Certain of our activities receive or claim Approved Enterprise or Privilege Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959. The tax benefits available to us by virtue of such status depend upon the fulfillment by us of conditions. If we do not meet such conditions, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, via future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. For additional details, see “Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments” in Item 4.B below.

The government grants that we received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or such conditions, we may be required to refund grants previously received, together with interest and penalties, and may be subject to criminal charges.

We have in the past received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel, although prior to 2009, we had not received or accrued any such grants since at least 2001. In 2009, we applied to the Office of the Chief Scientist for a number of new grants and received conditional approval for certain of such grants, although we cannot assure you that we ultimately receive such grants or that any applications for such grants in the future will be successful. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist may require us to notify or to obtain a prior approval from the Office of the Chief Scientist. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges. For additional details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B below.

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

Risks Relating to Investment in Our Shares.

Each of Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholder vote.

Viola-LM Partners L.P. currently has voting power in respect of approximately 45.1% of the total voting rights in Lumenis (approximately 48.9% assuming exercise of all remaining warrants and options beneficially owned by Viola-LM Partners L.P. and its general partner) and Ofer Hi-Tech Investments Ltd. and its affiliates currently have voting power in respect of approximately 36.4% of the total voting rights in Lumenis (approximately 39.6% assuming exercise of all remaining warrants held by Ofer Hi-Tech Investments Ltd.). The percentages set forth above for Ofer Hi-Tech Investments Ltd. include voting rights in respect of approximately 1.7% of our outstanding shares held by a third party with whom Ofer Hi-Tech Investments Ltd. has entered into a voting agreement. For additional details relating to the share ownership of our Major Shareholders, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below, “Recent Business Developments – 2009 Equity Financing” in Item 4.A below and “Ownership by Major Shareholders” in Item 7.A below. Although Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors, and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment of our articles of association and any approval of a merger), their vote could determine the result on such matter. Their voting power and the concentration of voting power in their hands could have the effect of delaying or preventing an acquisition of our Company on terms that other shareholders might find attractive.

Shareholders, other than the investors in our 2006 recapitalization and 2009 equity financing, may experience further dilution should we incur losses, indemnities, liabilities and expenses in excess of insurance in connection with certain litigation or proceedings relating to the period prior to our 2006 recapitalization.

The purchase agreement in connection with our 2006 recapitalization (which we refer to as the 2006 Purchase Agreement) contains a mechanism for post-closing adjustments to the number of shares issued to the investors in such recapitalization. Such adjustments are made for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage, in connection with certain identified actions and proceedings that have now been mostly concluded, as well as any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 Purchase Agreement. Adjustment for this purpose is made by the issuance to the investors of additional ordinary shares for no additional consideration, as well as an adjustment to the exercise price under the Closing Warrants (as defined in Item 7.B below) issued to the investors. Approximately 24.5 million additional shares were issued in March 2009 to the investors and their assignees under the adjustment mechanism in connection with the conclusion of most of the identified actions and proceedings. Assuming no new actions or proceedings to which the adjustment mechanism would apply are instituted against us, it is currently anticipated that in the event that additional shares, if any, will be issued in respect of additional indemnities and/or expenses relating to the identified actions and proceedings, such issuances shall be significantly less then the adjustment shares previously issued in March 2009. The adjustment mechanism remains operative until the later of December 2011 or five years after any relevant matter was first submitted to court. Although we are not aware of any matters likely to result in the commencement of any future actions, proceedings or investigations to which the adjustment mechanism would apply, we cannot assure you that no such matters exist nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the investors under the 2006 Purchase Agreement (see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders ” in Item 7.B below) and the two new investors who purchased shares in our 2009 Equity Financing (as described in “Recent Business Developments – 2009 Equity Financing” in Item 4.A below and “2009 Equity Financing by Major Shareholders” in Item 7.B below).

Since our shares are not listed or quoted for trading, it is more difficult for investors to trade in our shares.

Our shares were listed on the NASDAQ National Market (now known as the NASDAQ Global Market) until February 2004 and were quoted in the over-the-counter market on the Pink Sheets Electronic Quotation Service until April 2006. As part of a settlement of civil proceedings brought by the SEC, the SEC revoked the registration of our shares under Section 12 of the Exchange Act in April 2006. As a result of the deregistration, our shares could not be quoted or publicly traded in the United States until we re-registered our shares with the SEC. On May 1, 2007, we filed a registration statement under Section 12 of the Exchange Act, following which our shares again became eligible for quotation or trading in the United States. However, our shares remain unlisted and unquoted, no trading has commenced on a national securities exchange and we are not aware of any other trading in our shares. We cannot assure you, if and when we do apply for listing of our shares or for quotation or trading on NASDAQ or on any other securities exchange or quotation system, that such application will be approved and, if approved, whether we will be able to comply with the ongoing conditions for maintaining such listing or quotation.

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

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2010 or in any future year.

ITEM 4.               INFORMATION ON THE COMPANY.

A.     History and Development of the Company.

Our legal and commercial name is Lumenis Ltd., and we were incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. and subsequently, from 1995, under the name ESC Medical Systems Ltd. In January 1996, we completed an initial public offering of our ordinary shares in the United States, which was followed in 1998 by our acquisition of Laser Industries Ltd. In 2001, following our completion of the purchase of Coherent Medical Group, which we refer to as CMG, the medical division of Coherent, Inc., we changed our name to Lumenis Ltd. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam 20692, Israel and our telephone number in Israel is (+972)-4-959-9000. Our World Wide Web address is www.lumenis.com. The information contained on the web site is not a part of this annual report.

We are engaged in the development, manufacture, marketing, sale and servicing of laser and energy-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of laser and intense pulsed light, or IPL, products, for use in ear, nose and throat, or ENT, treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, neurosurgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies.

Recent Business Developments.

Issuance of Additional Shares to Major Shareholders Related to Litigation Outcome

On March 18, 2009, we issued an aggregate of 24,466,936 additional shares to our two major shareholders and certain assignees thereof for no additional consideration, pursuant to the adjustment provisions under the 2006 Purchase Agreement. For additional details, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below.

Cessation of Operations of our French Subsidiary

In early 2009, we ceased the operations of our French subsidiary, Lumenis France SARL, converting our French sales operations model from direct sales to distributor sales.

2009 Equity Financing

On June 25, 2009, we consummated an equity financing, which we refer to as the 2009 Equity Financing, pursuant to a number of share purchase agreements dated June 21, 2009, which we refer to as the 2009 Purchase Agreements, with each of Viola-LM Partners L.P. (then known as LM-Partners L.P.) (whom we refer to as Viola-LM) and Ofer Hi-Tech Investments Ltd. (whom we refer to as Ofer Hi-Tech), our two major shareholders, and Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P., (whom we refer to collectively as Agate), a new external investor investing through two parallel funds, pursuant to which we issued and sold 13,636,364 of our ordinary shares at a price of $1.10 per share. The 2009 Purchase Agreements also provided for the grant by us to such investors of five-year warrants to purchase an aggregate of 6,818,183 of our ordinary shares at an exercise price of $1.30 per share, which we refer to as the 2009 Warrants. For additional details, see also “2009 Equity Financing by Major Shareholders” in Item 7.B below. The foregoing is only a summary and is qualified in its entirety by reference to the full text of the form of the 2009 Purchase Agreements and the form of the 2009 Warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

Registration Rights Agreement, as amended

In 2006 we had entered into a Registration Rights Agreement to provide certain share registration rights to Viola-LM and Ofer Hi-Tech, as well as Bank Hapoalim, and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Equity Financing, we entered into an amendment to such Registration Rights Agreement, which extended the provisions of the Registration Rights Agreement to cover the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants. See “Registration Rights Agreement and Amendment” in Item 7.B below, for a summary of the provisions of such agreement, as amended.

Amendments to the 2006 Restructuring Agreement

On June 30, 2009 and January 24, 2010, we entered into Amendments No. 3 and No. 4, respectively, to the 2006 Restructuring Agreement with Bank Hapoalim B.M. relating to the restructuring of our bank debt. For a discussion of the terms of these amendments, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B below.

Principal Capital Expenditures and Divestitures since January 1, 2007.

In the second half of 2007, we commenced implementation of a new company-wide ERP (enterprise resource planning) system (SAP) that encompasses a significant portion of our transaction processing. We expended a total of $4.2 million during 2007 on the implementation of this system, of which $2.5 million was capitalized.  Other capital expenditures in 2007 amounted to $3.3 million, and related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. In 2008 and 2009, our capital expenditures amounted to $2.9 million and $1.9 million, respectively, of which $1.0 million and $0.7 million, respectively, related to the implementation of the ERP system, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investment in machinery, equipment and tooling, information technology, or IT, systems and leasehold improvements, primarily in Israel.

B.     Business Overview.

Our laser and energy-based systems are designed for use in a variety of medical environments. The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices and private clinics.

Corporate Strategy.

•       We intend to maintain our position as a major player in the global laser and energy-based medical device market by the development and supply of innovative, customer-centric clinical solutions for medical specialists in the premium and high-end market.

•       We intend to utilize both direct sales teams and distributors to market our products.

•       We intend to expand our sales channels and product offerings, which includes both capital devices and consumables, to reach a wider customer base for our products.

•       We intend to use our resources to ensure that we can compete effectively in each of the markets that we have targeted.

•       We intend to expand our products into other clinical segments that leverage our existing channels and technologies.

Lumenis Technology.

Most of our products are based on proprietary technologies, using laser and intense pulsed light that we have pioneered or advanced.

Laser Technologies.  The word “laser” stands for “light amplification by stimulated emission of radiation”. Medical laser systems are generally categorized by the active material employed in generating the laser’s beam. The laser beam can be delivered to the targeted treatment area through an arms system or optical fibers, depending upon the laser characterizations and the clinical application. Materials used in our lasers may be gases or crystals. The active material determines the wavelength of the light emitted and thus the applications for which various types of lasers are best suited. We offer laser systems utilizing different technologies, including those employing the following:

•	CO2 gas;

•	neodymium-doped yttrium-aluminum-garnet, or Nd:YAG, crystals;

•	holmium-doped yttrium-aluminum-garnet, or Ho:YAG, crystals;

•	neodymium-doped yttrium-lithium-fluoride, or Nd:YLF, crystals;

•	potassium titanyl phosphate, or KTP, crystals;

•	various diodes; and

•	diode-pumped solid-state, or DPSS, a laser medium of diodes and crystal.

Intense Pulsed Light Technology, or IPL.  IPL uses thermal energy generated by a broad band intense pulsed light source to selectively target unwanted lesions without damaging the surrounding tissue. IPL uses a combination of intense pulses of light and different cut-off filters. The IPL technology is used in our aesthetic products primarily for: skin rejuvenation; non-invasive treatment of varicose veins and other benign vascular lesions; removal of benign pigmented lesions, such as age spots and sunspots; facial vascularity such as rosacea; and hair removal.

Surgical Strategic Business Unit.

We, or companies acquired by us, have been among the leaders in the surgical marketplace since at least the 1980’s. Through our Surgical business unit, we are a leader in holmium laser technology for the minimally invasive treatment of benign prostatic hyperplasia, or BPH, and urinary lithotripsy. In addition, our UltraPulse SurgiTouch, the first product to result from our integration of CMG, was the first robotic guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. In 2009, we derived approximately 35% of our revenues from sales by our Surgical business unit.

Strategy.

Our strategy for our Surgical business focuses on developing products and procedures that lead to strong clinical outcomes justified by sound health economics. In addition, we have extensive development programs focusing on delivering light based therapies in innovative, minimally invasive procedures. Minimally invasive surgery procedures are performed through one or more tiny incisions instead of one large opening. The trend toward such surgery has gained wider acceptance and, in recent years, such minimally invasive surgery has taken a further step towards introducing approaches and technologies designed to meet both physician requirements and patient expectations. Among the approaches leading this trend are:

•
Single port laparoscopic surgery. Laparoscopic surgery involves inflating the abdomen with an inert gas (CO2) and performing an operation seen through a thin camera tube along with several long thin instruments. In single port surgery, these are inserted through a single port buried in the belly button to accommodate both the instruments and the camera.

•
Natural orifice transluminal endoscopic surgery. This is a technique whereby abdominal operations can be performed with an endoscope passed through a natural orifice (for example, the mouth or anus), thus avoiding any external incisions or scars.

•	Robotic surgery. This involves the use of robots in performing surgery.

A prerequisite for the success and wider acceptance of these surgical methods is the implementation of devices and methods which significantly improve upon existing surgical instruments, mainly in providing enhanced safety and efficacy. Such safety and efficacy can only be achieved by using tools that combined flexibility, precision and high power delivery. We have a solution that includes a high power precision medical laser specifically adapted for intra-abdominal laparoscopic procedures and strive to provide the solutions for the next generation for minimally invasive surgery.

Surgical Laser Technologies.

Our surgical systems use the following technologies:

•	CO2;

•	Ho:YAG; or

•	Q-switched Nd:YAG.

Surgical Product Range.

We offer a broad range of surgical laser systems and accessories for sale to hospitals, outpatient clinics and ambulatory surgery centers, and to medical practices to meet the growing in-office procedure demand. Our laser system surgical products include the following:

VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers, which are used by physicians in minimally invasive surgical applications. They are:

• 100W Holmium Laser:	This is the only 100W holmium laser available in the market and is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Holmium Laser:	This laser is used for incising tough fibrous or cartilaginous material. It is useful for moderate- to high-energy procedures.
• 20W Holmium Laser:	This is commonly used for performing intercorporeal lithotripsy.
• Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer. Physicians use it for numerous applications in many specialties.

UltraPulse SurgiTouch.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser that serves a broad range of clinical applications through ablation, vaporization, excision or incision of soft tissues in otolaryngology, or ENT, gynecology, neurosurgery and general surgery (as well as aesthetics – see “Aesthetic Strategic Business Unit” below).

AcuPulse Series.  This line of CO2 systems, introduced at the end of 2008, has replaced our earlier CO2 systems. The AcuPulse system, offering powers of 30 or 40 watts, combines portability with performance. These lasers, which have an intuitive user interface, are advantageous for small operating theaters and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of our CO2 systems using our SurgiTouch scanning technology.

We have now ceased production of our former 10S Series of CO2 laser systems, with the discontinuance in 2009 of the 40 watt 1041S model. Two other 10S Series lasers, the 80 watt 1080S model and the 55 watt 1055S model, were manufactured by us until 2007 and 2008, respectively.

In November 2008, we signed a worldwide distribution agreement with PolyDiagnost GmbH located in Pfaffenhofen, Germany. Under the agreement, we have the worldwide exclusive right (except for a small number of countries, currently including China, where PolyDiagnost had previously granted certain distribution rights and our rights are not exclusive) to distribute the Endognost PolyScope flexible endoscope line of products. We are dependent on endscopes to access most of the treatment areas in the body where our lasers and fibers are used. This agreement provides us with various access products, thus allowing us to control the majority of the steps in the various interventional procedures in which our products are used. In 2009, we received 510(k) clearance from the U.S. Food and Drug Administration to distribute the product in the United States.

Accessories.  We offer a portfolio of fibers, delivery devices and surgical accessories for use in conjunction with our surgical laser systems.

Surgical Applications.

Physicians use our surgical systems in a number of applications, including those listed below:

•
Urology/Genitourinary.  Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy; and BPH. BPH affects over 60% of men over the age of 60. Lumenis offers two procedures for BPH Management: Holmium Laser Ablation of the Prostate, or HoLAP, and Holmium Laser Enucleation of the Prostate, or HoLEP. We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard-to-reach areas. Urologists use this laser to respect, ablate and coagulate tissue. Urologists use the following system that we offer:

•	VersaPulse Power Suite.

•
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

•	UltraPulse SurgiTouch;

•	Compact 30/40C; and

•	AcuPulse.

•
Gynecology.  Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

•	VersaPulse Power Suite;

•	UltraPulse SurgiTouch;

•	Compact 30/40C; and

•	AcuPulse.

•	Neurosurgery. Neurosurgeons use our lasers for precise cutting procedures. Neurosurgeons use the following product that we offer:

•	UltraPulse SurgiTouch.

•
Gastroenterology.  Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gastroenterologic surgeons use the following product that we offer:

•	VersaPulse Power Suite.

In 2008, we launched the SlimLine GI fiber to be used in conjunction with the VersaPulse Power Suite system for the treatment of stones in the Common Bile Duct using Endoscopic Retrograde Cholangiopancreotography (ERCP).

•
General Surgery.  General surgeons use our lasers for open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions. General surgeons use the following products that we offer:

•	UltraPulse SurgiTouch;

•	Compact 30/40C; and

•	AcuPulse.

•
Thoracic & Pulmonary.  Thoracic surgeons use lasers for soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree. For these applications, thoracic surgeons use the following products that we offer:

•	VersaPulse Power Suite;

•	UltraPulse SurgiTouch;

•	Compact 30/40C; and

•	AcuPulse.

Products Under Development.

Our surgical product development platforms focus on improving our VersaPulse Power Suite Holmium and UltraPulse SurgiTouch and Compact CO2 lasers, as well as creating more surgical and interventional applications for our products.

Marketing, Distribution & Sales - Surgical.

The strategic planning and strategic marketing for our Surgical business unit takes place in Santa Clara, California. Our surgical products are distributed and marketed through a global network of direct sales representatives, medical distributors and strategic partners. In the United States, our largest surgical market, distribution is carried out by a combination of direct sales representatives and Boston Scientific, under a distribution agreement entered into with us in 2001. Our direct sales organizations sells surgical (as well as ophthalmic) lasers to hospitals, ambulatory surgery centers and physician offices in five clinical areas: urology, ENT, gynecology, gastroenterology and ophthalmology. In the United States, Boston Scientific has the exclusive distribution rights for our holmium laser fibers for urology and, in addition, we and Boston Scientific co-distribute holmium lasers for urology. In Japan, Boston Scientific has the exclusive distribution rights for our holmium lasers and fibers for urology. With respect to ENT, gynecology and gastroenterology, we sell through our own direct or distributor sales channels in all regions of the world, including the United States. Under our distribution agreement with PolyDiagnost, as discussed above, we have the worldwide right to distribute the Endognost PolyScope flexible endoscope line of products. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture- Surgical.

All of our surgical lasers are manufactured in Yokneam, Israel. In addition, we have partnered with leaders in the field of fiber optics for the manufacture of all of our surgical laser fibers. However, the majority of the value added manufacturing steps are carried out in Yokneam, whether or not we partner with third party suppliers. We maintain our core manufacturing expertise in laser optics, laser physics and software development. For additional information, see “Manufacturing” in this Item below.

Competitors- Surgical.

Lumenis is active in several different markets for surgical applications. The competition varies significantly within these markets, as well as between the different regions.

Our principal direct competitors in the surgical laser market are: AMS (American Medical Systems, through its acquisition of Laserscope); Bioletic AG / CeramOptec; Deka Laser Technologies, Inc.; Diomed Inc.; Dornier MedTech; Lisa Laser Products OHG; Olympus Corp. / Gyrus ACMI; Karl Storz GmbH; SSI Laser Engineering, Trimedyne Inc.; and Richard Wolf Medical Instruments Corporation. For additional information, see “Competition” in this Item below.

Aesthetic Strategic Business Unit.

We are a major player in the laser aesthetic market and supply solutions for most of the laser aesthetic and medical dermatological applications. In 2009, we derived approximately 38% of our revenues from our Aesthetic business.

Strategy.

Our strategy for our Aesthetic business is to address the aesthetic and medical dermatological needs of our core customers in plastic surgery and dermatology through collaborative innovation with consultants and service providers from luminary physicians and institutions. This development path validates new technology for ourselves and for practicing physicians.

Aesthetic Laser Technologies.

Our aesthetic systems utilize the following technologies:

•	IPL;

•	CO2 lasers;

•	Radio Frequency;

•	Nd:YAG lasers; and

•	Diode lasers.

Aesthetic Product Range.

The following are the major products we currently market for aesthetic and dermatological applications. We have designed some of our systems to have the versatility to treat several different conditions.

Lumenis One System.  Our Lumenis One system offers the following three technologies on one multi-technology and multi-application customizable and upgradeable platform:

•	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

•	LightSheer diode laser for hair removal; and

•	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions.

LightSheer.  Our LightSheer systems utilize an 810 nanometer (nm) high-power pulsed diode laser that provide safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective, simple-to-operate and low-maintenance system. The LightSheer is available as both a stand-alone system or as a module for the Lumenis One multi-technology platform. Our LightSheer family of systems includes the following:

•	LightSheer module within the Lumenis One multi-technology platform;

•	LightSheer ET, a stand-alone portable system;

•	LightSheer XC, a stand-alone system for treatment of larger skin areas; and

•
LightSheer Duet, currently our premier hair removal product, which utilizes a new proprietary hand piece design that allows for significantly faster and more comfortable hair removal treatment utilizing a unique vacuum assisted technology.

M22.  Towards the end of 2009, we introduced a system incorporating our new M22 aesthetic platform. This streamlined tabletop modular, multi-application platform, features the universal IPL module, with six interchangeable easy to use ExpertFilters, and Nd:YAG, and incorporates Lumenis’s proprietary Optimal Pulse Technology (OPT) and Multiple-Sequential Pulsing.

IPL Quantum.  Our IPL Quantum family of systems includes the following:

•	IPL Quantum SR system provides IPL photorejuvenation treatments for the treatment of benign pigmented lesions, solar lentingos, rosacea and vascular lesions;

•	IPL Quantum DL system that consists of an Nd:YAG laser for treating leg veins and deep vascular lesions;

•	IPL Quantum HR system upgrade that consists of a multiple wavelength IPL for hair removal; and

•	IPL Quantum QS system upgrade that consists of a Q-switched Nd:YAG laser for tattoo removal.

Ultrapulse with ActiveFX and DeepFX and the AcuPulse CO2 family.

•
UltraPulse is a high-end, high-energy, short-pulse-duration CO2 laser. This high-powered laser provides enhanced performance over lower-powered CO2 lasers. It is used for performing a wide range of surgical and aesthetic procedures, including the minimally ablative ActiveFX and DeepFX procedures and the full face resurfacing procedure, and for blepheroplasty.

•
ActiveFX is a fractional laser procedure, launched in April 2006, performed in a single treatment with minimal patient downtime. With the increasing availability of aesthetic treatments, more patients are seeking a remedy for fine lines, wrinkles and dyschromia. During fractional treatment, only a portion of the skin’s surface is treated by the laser, leaving small “bridges” of untouched skin.

•
DeepFX fractional treatment was introduced in December 2007. DeepFX treats microscopic columns in skin for deeper results and effects on wrinkles and scars. Both Deep FX and Active FX are now used to treat traumatic dermal injury.

•
The Aesthetic AcuPulse is our new high performance fractional CO2   system designed for ease of use featuring SuperPulse technology – This product is designed to make high performance fractional resurfacing affordable for every hospital, clinic and physician practice.

Aluma.  Our Aluma skin renewal system uses Functional Aspiration Controlled Electrothermal Stimulation, or FACES, technology in the treatment of wrinkles in a procedure involving low-downtime and minimal pain. It is our only current product based on radio frequency technology and will be phased out of production in 2010.

Aesthetic Applications.

The following are the primary applications for our aesthetic systems:

•	hair removal;

•	removal of benign pigmented lesions, including brown spots, age spots, sunspots, scars and stretch marks;

•	treatment of wrinkles;

•	improving dyschromia, uneven pigment, skin texture and tone, as well as reducing the results of sun damage, environmental exposure and the effects of aging;

•	removal of benign vascular lesions, including leg veins, spider veins on legs and face, deep vascular lesions and other red spots; and

•	treatment of burns and scars.

Products Under Development

Product line extensions are in development for the LightSheer Brand, for CO2 systems and for the M22 platforms.

Marketing, Distribution & Sales - Aesthetic.

The strategic planning and strategic marketing for our Aesthetic business unit is situated in Santa Clara, California. We have substantial direct sales presence for our aesthetic and dermatological products in the United States, China, Japan, India, Germany, Italy and the United Kingdom. Elsewhere, sales are generally effected through a network of distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture- Aesthetic.

All of our aesthetic products are manufactured in Yokneam, Israel and at sub-contractors in the United States and Israel. For additional information, see “Manufacturing” in this Item below.

Competitors- Aesthetic.

Our principal direct competitors in the aesthetic laser market are: Alma Lasers Ltd.; Cutera Inc.; Cynosure, Inc.; Deka Laser Technologies, Inc; Lasering s.r.l.; Lutronic Corporation; Palomar Medical Technologies, Inc.; Sciton Inc.; Solta Medical Inc. and Syneron Medical Ltd. (which also now incorporates Candela Corporation). For additional information, see “Competition” in this Item below.

Lumenis Vision (Ophthalmic) Strategic Business Unit.

Lumenis Vision, our ophthalmic business unit, is one of the world’s largest manufacturers of laser-based ophthalmic systems for the treatment of various ocular pathologies. We, or companies acquired by us, have been among the technological and market leaders in the ophthalmic laser field since introducing the first ophthalmic argon laser photocoagulator system in 1970. We have achieved a widespread reputation for our clinically innovative product solutions, advanced laser technology and competent after-sale support, with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. In 2009, we derived approximately 27% of our revenues from our Ophthalmic business.

Strategy.

Our strategy for our Ophthalmic business is to provide our customers with innovative laser-based product solutions for the treatment of various ocular pathologies. Our products and technologies are developed in close collaboration with prominent key opinion leaders and research institutions in the ophthalmic medical community. We strive to provide modular, clinically focused and technologically superior products that can be used for different clinical applications and in diverse medical environments, such as outpatient clinics, operating rooms and ambulatory surgery centers.

Ophthalmic Laser Technologies.

Our ophthalmic systems utilize the following technologies:

•	Photocoagulation

•	Utilizes diode-pumped solid-state, or DPSS, technology.

•	A clinically proven and well-established treatment of several retinal pathologies and some anterior-segment conditions.

•
Mechanism of action: Laser light is absorbed in melanin-containing cells in the retina, iris or trabecular meshwork. The laser heat produces protein denaturation of cells in the treatment site, thereby destroying required target tissue and/or causing a welding-like effect of detached areas. Additional biological tissue responses following laser treatment contribute to reaching clinical end-points.

•	Selective Laser Trabeculoplasty, or SLT

•	Utilizes Q-Switched Nd:YAG technology, frequency-doubled (532nm), emitting at 3 nanosecond pulse duration.

•	A clinically-proven therapy for primary open-angle glaucoma and a growing treatment alternative for pharmaceutical products (eye drops).

•	Developed and brought to market by Lumenis.

•
Mechanism of action: Based on the concept of selective photothermolysis. The selective targeting of melanin-containing trabecular meshwork cells located at the irido-corneal angle produce a biological response that leads to reduction in intra-ocular pressure (or IOP) – a major contributor for the formation and progression of open-angle glaucoma.

•	Photodisruption

•	Utilizes Q-Switched Nd:YAG (1064 nm ) technology.

•	A well-established and the clinical gold-standard application for the treatment of angle-closure glaucoma (peripheral laser iridotomy) and secondary cataracts (posterior capsulotomy).

•
Mechanism of action: The laser beams converge onto a pre-defined location whereby a plasma burst occurs. This contained plasma burst of energy has optoacoustical properties which causes tissue rupture at the visualized target site.

•	Selective Retinal Therapy, or SRT

•	Utilizes Nd:YLF technology, frequency-doubled (527nm), emitting at 1.7 microsecond pulse duration and 30Hz.

•	A new laser technology, currently undergoing clinical trials, for the selective and non-thermal treatment of various retinal pathologies.

•	Mechanism of action: Selective targeting of retinal pigment epithelium (or RPE) cells..

Ophthalmic Product Range.

We currently market the following products for ophthalmology applications.

Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

•
Novus Spectra.  A DPSS portable high-powered photocoagulator, emitting at 532 nm (green) wavelength. It features several patented and proprietary Lumenis technologies that allow precise and accurate laser delivery to the target tissue. The Novus Spectra is offered to our customers in either single or dual laser port, depending on physician preferences and clinical requirements; and

•
Novus Varia.  A DPSS multi-wavelength photocoagulator, emitting at 532nm (green), 561nm (yellow) or 659nm (red). Multi-wavelength photocoagulators enhance the physician’s ability to treat patients by utilizing wavelengths with different light absorption characteristics - specifically targeting the three endogenous chromophores that are of primary relevance in retinal surgery: melanin, hemoglobin, and xanthophyll. The Novus Varia allows the physician to select a specific wavelength that will reach and be maximally absorbed by the target chromophore while minimally absorbed by competing chromophores.

InSight.  In 2009, we launched InSight, which fully integrates laser delivery technology with slit lamp biomicroscope capabilities for retina visualization. InSight successfully addresses some of the well-known challenges in ophthalmic laser delivery devices, in particular, clear visualization of the retina (including the periphery) and precise laser delivery to the target tissue. The InSight incorporates our co-linear (CoLin) design, which projects both illumination and laser beam on the same pathway. The CoLin mechanism is controlled directly through the InSight’s integrated joystick, which features our AcuGuide technology for fine movement and beam manipulation.

Selecta Lasers.  Our Selecta systems are based upon normal and frequency-doubled Nd:YAG lasers and include single-application systems as well as multi-technology and multi-application platforms. They consist of the following:

•
Selecta II:  A portable SLT laser that attaches directly to the physician’s diagnostic slit lamp biomicroscope (of most commercially available converging optics models). It allows the physician to perform SLT at the comfort and convenience of his or her preferred slit lamp, for maximum space utilization;

•
Selecta Duet:  A laser that combines SLT for the treatment of open angle glaucoma and photodisruption capabilities for the treatment of angle-closure glaucoma and secondary cataracts in a single platform; and

•
Selecta Trio:  A multi-modality product which combines SLT, photodisruption and photocoagulation capabilities in a single platform.  The Selecta Trio is the only commercially available combination product which offers all three modalities in a single-housing, offering maximum space utilization and a small footprint.

Aura PT.   A cost-effective photodisruptor for the treatment of closed-angle glaucoma and secondary cataracts.

LumeProbe.   An addition to our family of consumables, LumeProbe, launched in November 2008, is a complete product family of endo-photocoagulation laser probes for the treatment of various retinal pathologies during retinal surgery sessions (in the operating room or ambulatory surgery center). LumeProbe and our other consumables generally serve to accurately deliver the laser beam to the target tissue during surgery.

Accessories.  We offer a wide range of ophthalmology laser accessories that are compatible with our products and, in some cases, competitive product lines. Our range of accessories is designed to enhance, improve and/or facilitate accurate and precise delivery to the target tissue.

Ophthalmic Applications.

The following are the primary applications for our ophthalmology systems:

•
Open-angle glaucoma. We offer the following ophthalmic laser systems that provide ophthalmologists with essential surgical tools that help lower intraocular pressure and control open-angle glaucoma, a progressive, degenerative disease that threatens the sight of millions of people worldwide:

•	Selecta II;

•	Selecta Duet; and

•	Selecta Trio.

•
Retina. The retina generally responds well to laser treatment and our ophthalmic lasers offer treatment versatility and optimizes therapeutic effect for today's challenging retinal procedures. We offer the following lasers for retinal treatment:

•	Novus Spectra;

•	Novus Varia;

•	InSight;

•	Selecta Trio; and

•	LumeProbe.

•
Comprehensive Ophthalmology. The precision and control of laser light combined with laser delivery systems offers significant advantages in a wide range of minimally invasive techniques for ophthalmology. We offer the following ophthalmic lasers used to preserve and improve vision and treat many sight-threatening diseases, including diabetic retinopathy, glaucoma, age-related macular degeneration (or AMD), and secondary cataracts:

•	Novus Spectra;

•	Novus Varia;

•	InSight;

•	Selecta Duet;

•	Selecta Trio; and

•	Aura PT.

Products Under Development.

Our new ophthalmic product development is focused primarily on developing next-generation laser technologies that facilitate and expedite laser delivery to target tissue. To achieve that purpose we explore new and advanced laser media, delivery technologies and delivery methodology.

Marketing, Distribution & Sales - Ophthalmic.

The strategic planning and strategic marketing for our Ophthalmic business unit is situated in Salt Lake City, Utah and Yokneam, Israel. Lumenis’s ophthalmic products are distributed and marketed through a global network of direct marketing, sales representative and medical distributors. In the United States, China, Japan and parts of Germany, distribution is generally through direct sales representatives, who sell ophthalmic (as well as surgical) lasers to hospitals, outpatient and ambulatory surgery centers and ophthalmologists. Elsewhere, sales are generally effected through a network of specialized distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture- Ophthalmic.

Most of our ophthalmic lasers are manufactured in Salt Lake City, Utah. In addition, we have partnered with a fiber optics manufacturer of our endoocular laser probes. Whether or not we partner with third party suppliers, we maintain our core manufacturing expertise in laser optics, laser physics and software development. For additional information, see “Manufacturing” in this Item below.

Competitors - Ophthalmic.

Our principal direct competitors in the ophthalmic laser market are: Alcon Corporation; A.R.C. Laser GmbH; Carl Zeiss Meditech AG; Ellex Medical Lasers Ltd.; Iridex Corporation; LightMed Corporation; Nidek Technologies Inc.; OptiMedica Corporation; and Quantel Corporation. For additional information, see “Competition” in this Item below.

Service and Customer Support.

Service and customer support is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see below under “Marketing, Distribution and Sales”), or elsewhere, by local independent distributors, supported by our geographic or global support centers. In 2009, we derived approximately 21.0% of our total revenues from the sale of services and customer support.

We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

The following main categories of service and customer support functions provided for our products:

•
Communication Centers in each of the regional centers for our four geographic sales and marketing areas (the Americas, EMEA, China/Asia Pacific and Japan) with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventative servicing activities at the customer site;

•
Training: We provide hands-on, practical basic and advanced technical training and certification of field service engineers for practically all of our products. Distributor service personnel are required to attend such training course and be certified to become authorized;

•
Configuration Control: Publishing and controlling of all technical documentation - service manuals, technical bulletins and updates, upgrade kits and online knowledge base enabling global updated knowledge base; and

•
Spare Parts and Logistics Channels: We operate warehouses in each of the above geographic areas, as well as global distribution centers with thousands of required parts in inventory with the aim of ensuring long term support to our customers.

Marketing, Distribution and Sales.

We have established four regional centers, as described below, to coordinate local sales, marketing, service and administrative functions for all of our product systems. Strategic planning and strategic marketing is situated either in the United States or in Israel. In addition to the sale of products, we generate revenues from the sale of services (including services provided under maintenance agreements) and sales of parts and accessories. We sell our products directly primarily in five countries, namely, the United States, Germany, Japan, China (including Hong Kong) and India, with sales of certain lines of products also being effected directly in the United Kingdom and Italy. We sell the remainder of our products through our global distributor networks, consisting of over 90 independent distributors. These distributors sell our products in over 100 countries worldwide. We generally grant our distributors exclusive territories for the sale of particular products in specified countries.

We have a regional sales, service and administrative center in each of the following geographic areas:

•
Americas, headquartered in Santa Clara, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, approximately 90% of our net sales are in the United States, nearly all of which, apart from those sales in the surgical market effected under a distribution agreement with Boston Scientific (see above), are direct to customers through our sales personnel in the United States. The remainder of sales in the region are almost all distributor sales, through a network of almost 20 distributors.

•
Europe, the Middle East and Africa (which we refer to as EMEA), headquartered near Frankfurt, Germany, which is responsible for direct sales of certain of our product lines in Germany, Italy and the United Kingdom and for distributor sales in these countries and the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 60 distributors. The European headquarters also manages our main distribution center outside the United States. In our EMEA market, we have a presence in over 70 countries. Approximately 70% of our net sales in such market are to distributors, and approximately 30% of our net sales are direct to customers through our sales personnel. Germany, Italy, the United Kingdom, France and Spain are our largest European sub-markets.

•
China, headquartered in Beijing, and Asia Pacific, headquartered in Hong Kong, which are responsible for direct sales operations in the People’s Republic of China, Hong Kong and India, as well as distributor sales in the other countries in Asia and in the rest of the world, where not covered elsewhere.

•
Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In our Japanese market, most of our net sales are direct to customers through our sales personnel in Japan, except for surgical products for urology, which are sold through Boston Scientific.

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

Breakdown of Total Revenues by Activity and Geographic Market.

See “Breakdown of Revenues by Activity and Geographic Market” in Item 5.A below for a breakdown of our revenues by category of activity and geographic market for each of the last three financial years.

Manufacturing.

We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured; and Salt Lake City, Utah, where ophthalmic products are manufactured. We have outsourced the manufacture of some of our aesthetic products.

In addition, we procure certain full turn-key systems from several suppliers under OEM agreements.

We manufacture products based mostly upon sales forecasts and, to a lesser extent, upon specific orders received from our customers. We deliver products to customers and distributors based upon purchase orders received, and our goal is to fulfill each customer’s order for products in regular production within two to eight weeks of receipt of the order.

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

We use UPS as our global logistics vendor to provide logistics and related services, including storing and stocking of our raw materials inventory and finished goods inventory, in most of the geographic areas in which we operate. However, following the move to our new facility in Yokneam, Israel, which we expect to occur in April 2010, we expect to move the storage and stocking of our raw materials inventory and finished goods inventory in Israel in-house.

We order raw materials, including optical and electronic parts, for in-house manufacturing. We conduct assembly (in part), integration, and quality assurance of the components and subassemblies at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility and we obtain full quality inspection reports with our sub-assemblies.

Competition.

Competition in our markets is intense and we expect it to increase. Competition arises from other light-based products, other treatment modalities and alternate technologies (not based upon laser technology). We also face competition from companies selling accessories or services for our products. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater resources than those available to us.

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

Some of our competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than we do, and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. To compete effectively, we will need to continue to expand our product offerings, update our existing products, develop innovative technologies and expand our distribution. Our competitive position depends upon a number of factors, including the following:

•	Brand recognition;

•	Product performance and efficacy;

•	Product positioning;

•	Pricing;

•	Characteristics and functionality;

•	Ease of use;

•	Scalability;

•	Durability and quality;

•	Warranty and service; and

•	Cost.

We cannot assure you that we can compete effectively against such competitors. In addition, we cannot assure you that these or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Research and Development.

Our research and development strategy is to develop high-end capital devices and disposables for medical specialists in premium and high–end markets and to maintain our competitive advantage. Our research and development efforts are conducted at our Yokneam, Israel and Salt Lake City, Utah facilities. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in this Item below.

Patents and Intellectual Property.

We have obtained and now hold approximately 150 patents in the United States and 95 patents outside of the United States and have outstanding applications for approximately 30 patents in the United States and 25 patents outside of the United States. In general, however, we rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of twenty years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date.

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

Government Regulation.

The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the European Union, or the E.U., and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under United States federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time-consuming and subject to unanticipated delays.

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

Our quality system is certified to ISO 13485, a globally recognized standard established for medical device companies by the International Standards Organization, or ISO, in Geneva, Switzerland. ISO 13485 embraces principles of the QSR and is a comprehensive quality assurance standard. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

In 1998, the E.U. determined that marketing or selling any medical products or devices within member countries requires a CE Mark according to the European Medical Device Directive. It is the responsibility of member states to ensure that devices capable of compromising the health and safety of patients (and users) do not enter the market. Obtaining a CE Mark for medical devices is regulated according to the European Medical Device Directive. The medical device must comply with the requirements of the European Medical Device Directive that applies at each stage, from design to final inspection. We have complied with the E.U. standards and have received the CE Mark for all of our systems distributed in the E.U.

International sales are subject to specific foreign government regulations, and those regulations vary from country to country. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

See also the risk factor in Item 3.D above entitled “Our products are subject to U.S., European Union and other national and international medical and other regulations and controls, compliance with which imposes substantial financial costs on us and can prevent or delay the introduction of new products, which could materially adversely affect our business and results of operations.”

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

General Corporate Tax Structure in Israel.

The regular rate of corporate tax, which Israeli companies were subject to in 2009 was 26% (such tax rate has been reduced to 25% in 2010 and, under current legislation, is due to be reduced further to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter), however, there can be no assurance that such reduction will occur. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for their capital gains (other than capital gains from the sale of listed securities derived by companies whose taxable income was determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, which were subject to the regular corporate tax rate). As of 2010, Israeli companies will be subject to the regular corporate tax rate for such gains. However, the effective tax rate payable by a company that derives income from an Approved Enterprise/Privilege Enterprise, discussed further below, may be considerably less. See “Law for the Encouragement of Capital Investments” in this Item below.

Following an additional amendment to the Israeli Income Tax Ordinance, or the ITO, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of tax (instead of 25%) for income derived from dividend distributions received from a foreign subsidiary that is distributed and used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include, among other things, conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income and the period during which the dividend income will be used in Israel.

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 5762-2002 (which we refer to as the Reform Law) and the Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005, in 2009 tax at a reduced rate of 25% applied on capital gains arising after January 1, 2003 by Israeli companies, instead of the regular corporate tax rate, which will be imposed on such gains as of 2010. In case of the sale of properties purchased before the adoption of the Reform Law, the reduced tax rate will apply only to the portion of the profit that arose after the adoption of the Reform Law, as computed according to the law. Further, the Reform Law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The Reform Law also provides for the possibility to offset capital losses from sale of properties outside Israel against capital gains in Israel.

Besides being subject to the general corporate tax rules in Israel, we have also from time to time applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments.

The Law for the Encouragement of Capital Investments, 5719-1959 (which we refer to as the Investment Law) provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. We have received approval for some of our investment programs in accordance with the Investment Law.

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

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (Investment Center the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the period of exemption is ten years. The benefits commence with the date on that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

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

On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law, Generally, investment programs that had already obtained approval for Approved Enterprise are not subject to this provisions. A qualifying enterprise under the new provisions is referred to as a "Privileged Enterprise", rather than "Approved Enterprise". Pursuant to the amendment, the approval of the Investment Center is required only for Privileged Enterprises that receive cash grants. Privileged Enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. These Privileged Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authority confirming that they are in compliance with the provisions of the law. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

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

An industrial enterprise that sells a specific product that constitutes a component in another product manufactured by another industrial enterprise (which is, or was, a Privileged Enterprise or an Approved Enterprise) must meet the conditions stipulated in the relevant regulations regarding the encouragement of capital investments.

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

A company qualifying for tax privilege under the amendment that pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in case of a qualified FIC (depending on the level of foreign investment).

As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, would subject us to taxes upon distribution or liquidation. As of December 31, 2009, we did not have any income attributed to Privilege Enterprise status.

The benefits available to a Privileged Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

See “Legal Proceedings – Assessment from the Israel Tax Authority” in Item 8.A below for a description of the settlement of a contested tax assessment from the Israeli Tax Authority relating to a proposed disallowance of certain tax benefits available under our Approved Enterprises.

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

The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (which we refer to as the OCS), pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder (which we refer to as the Research and Development Law). Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5%, depending on the number of years that lapse between receipt of the grant and repayment.

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

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2009 we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 2001. However, in early 2009 we applied to the OCS for certain grants under the Research and Development Law and, in May 2009, we received conditional approval from the OCS for two of our applications relating to grants, in an aggregate amount of approximately $0.5 million. There can be no assurance that we will ultimately receive such grants and the OCS is currently carrying out a full review of the basis for previous grants made to us.

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. In the years ended December 31, 2007, 2008 and 2009, we incurred royalty expenses payable to the OCS in aggregate amounts of $344,000, $678,000 and $550,000, respectively. As of December 31, 2009, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $2.4 million, which will be repaid to the government in the form of royalties on sales of those products that reach the market.

Tax Benefits under the Law for the Encouragement of Industry (Taxes).

According to the Law for the Encouragement of Industry (Taxes), 5729-1969 (which we refer to as the Industry Encouragement Law), an “industrial company” is a company resident in Israel that derives 90% or more of its income in any tax year (other than government loans, and specific kinds of passive income such as capital gains, interest and dividends) from an “industrial enterprise” that it owns. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

Under the Industry Encouragement Law, industrial companies are entitled to the following tax benefits, among others:

•	Deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

•	Deduction over a three-year period of expenses related to a public offering;

•	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	Accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 5745-1985 (which we refer to as the Inflationary Adjustments Law) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Certain features of the Inflationary Adjustments Law are described below:

•
When a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli Consumer Price Index, ot the CPI.

•	If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

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

C.     Organizational Structure.

Lumenis Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most important of which are the following wholly owned subsidiaries:

•	Lumenis Inc. (incorporated in the United States);

•	Lumenis (UK) Limited (incorporated in the United Kingdom);

•	Lumenis (Germany) GmbH (incorporated in Germany);

•	Lumenis (Italy) SRL (incorporated in Italy);

•	Lumenis (also known as Ke Yi Ren) Medical Laser Equipment Trading (Beijing) Co. Ltd. (incorporated in China);

•	Lumenis (HK) Ltd. (incorporated in Hong Kong);

•	Lumenis Japan Co. Ltd. (incorporated in Japan); and

•	Lumenis India Private Ltd. (incorporated in India).

(See also the list of subsidiaries appended to this annual report as Exhibit 8.)

D.     Property, Plants and Equipment.

Our principal executive offices are in Yokneam, Israel, and our principal engineering, manufacturing, shipping and service operations are located in facilities in Yokneam, Israel; Santa Clara, California; and in Salt Lake City, Utah. Our research and development efforts are conducted at our Yokneam and Salt Lake City facilities.

All of our facilities are leased, as we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)

Yokneam, Israel (1)	172,200
Santa Clara, California (2)	70,000
Salt Lake City, Utah (3)	57,100
Europe (4)	22,100
China /Asia Pacific (5)	25,600
Japan (6)	17,200
Total	364,200

(1)
The lease referred to in this line item is to our new Yokneam facilities, housing our headquarters, which we expect to occupy in April 2010. The square footage includes approximately 43,000 square feet of warehouse facilities but excludes parking facilities. Approximately 21,500 square feet of office space will, at least initially, be unutilized. The facilities may be expanded (upon our request) to up to approximately 260,000 square feet in the future. The lease is for a term of ten years from the date of our occupancy, with an option to renew for an additional ten years.
The lease payments for the space we expect to occupy in April 2010 are approximately $2.3 million per annum, a portion of which (currently estimated at approximately $0.8 million per annum) is variable, based on amounts invested on internal build-out of the new facilities requested by us.
These facilities replace two separate office facilities in Yokneam (of approximately 48,100 square feet and approximately 37,200 square feet, respectively) and a warehouse facility of approximately 1,400 square feet. The lease of the larger of the two office facilities requires us to pay rent for a period of six months following our vacating the same.

(2)	The lease for the Santa Clara facility expires on December 31, 2012. We currently utilize only approximately 28,900 square feet of this facility.
(3)	The building that comprises our Salt Lake City facility was owned by us until 2006, when it was sold and leased back to us under a lease that expires on September 30, 2013.
(4)	Consisting primarily of sales/marketing offices, in Germany, Italy and the United Kingdom.
(5)	Situated in several cities throughout China, as well as in Hong Kong and in Gurgaon (near Delhi), India. Consisting primarily of sales offices.
(6)	Situated in several cities throughout Japan and consisting primarily of sales offices.

Apart from our new facilities in Israel, the only new offices opened by us since January 1, 2007 are in Guangzhou, China, (opened in December 2007), Gurgaon, India (opened in April 2008) and the relocation to new, smaller, facilities in Tokyo, Japan (in August 2009).

Since January 1, 2007, we have completed the closure of the following facilities at the indicated times:

•	February 2007, administrative offices (2,370 square feet) in Ramat Gan, Israel;

•	March 2007, administrative offices (approximately 5,000 square feet) in New York City, New York;

•	December 2008, an office (540 square feet) in Amsterdam, Netherlands;

•	March 2009, sales and marketing offices (4,230 square feet) in Paris, France; and

•	June 2009, a warehouse (11,138 square feet) in Salt Lake City, Utah.

In accordance with our logistics services agreement with UPS, we maintain inventory at the UPS warehouse facilities in Caesarea, Israel; Louisville, Kentucky; and Salt Lake City, Utah.

The debt to our Bank is secured by liens on substantially all of our assets. For further information regarding this debt, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B below.

While, as described above in the "Risk Factors" in Item 3.D, we utilize hazardous material in some of the production processes for products sold by us, there are no environmental issues that encumber our use of our facilities.

ITEM 4A.             UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in Item3.D “Key Information – Risk Factors”, above.

A.     Operating Results.

In June 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Codification, or ASC,  Topic 105, “Generally Accepted Accounting Principles”, which we refer to as the FASB Codification, and which was previously referred to as Statement of Financial Accounting Standards, or SFAS, No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of SFAS No. 162”. The FASB Codification is effective for interim and annual periods ending after September 15, 2009 and became the single official source of authoritative, non-governmental U.S. GAAP, other than guidance issued by the SEC. All other literature has become non-authoritative. We have updated our disclosures with the appropriate FASB Codification references for the year ended December 31, 2009.

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

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Inventory valuation and provisions;

•	Valuation of goodwill;

•	Provision for warranty obligations;

•	Restructured bank debt;

•	Legal contingencies; and

•	Income tax reserves.

For a detailed discussion of the application of these and other accounting policies, see Notes 2, 9 and 16 to our consolidated financial statements included in this annual report.

Revenue recognition.  We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, which requires that the following four criteria be met in order to recognize revenue:

1) Persuasive evidence of an agreement exists;

2) Delivery has occurred or services have been rendered;

3) The selling price is fixed or determinable; and

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

Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC Topic 605 (pre-codification SFAS No. 48, “Revenue Recognition When Right of Return Exists”), which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where we have not completed delivery of goods in accordance with the agreed-upon delivery terms.

Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, our accounting policy complies with the revenue determination requirements set forth in ASC Subtopic 605-25, “Multiple Element Arrangements”, (which we refer to as ASC 605-25, (pre-codification Emerging Issues Task Force, or EITF, Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliveries”), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

The primary type of transaction in which we engage for which ASC 605-25 is relevant pertains to orders from customers of our systems in which the sales agreement includes multiple elements that are delivered at different points in time. Such elements may include some or all of the following:

•	products;

•	installation of systems and training; and

•	extended warranty contracts (most systems are sold with a standard one year warranty).

We consider the sale of a product and the extended warranty element in the related agreement to be two separate accounting units of the arrangement, and we defer the fair value of the extended warranty element to the period in which it is earned.

In respect of sale of products, installation of systems and training, we consider the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, we have concluded that our arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of our systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system, and, therefore, we recognize revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and we provide for installation and training costs as appropriate.

Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees. or third party insurance. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management’s judgment and estimates in establishing the allowances. At December 31, 2008 and 2009, the allowance for doubtful accounts amounted to $4.2 million and $3.7 million, respectively.

Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory, and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates. During 2007, 2008 and 2009, we recorded write-offs for inventory no longer required in amounts of approximately $4.0 million, $5.7 million and $2.6 million, respectively.

Valuation of goodwill.  Goodwill has been recorded in our financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC Topic 350, “Intangible - Goodwill and Others”, which we refer to as ASC 350, (pre-codification SFAS No. 142, “Goodwill and Other Intangible Assets”). Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying values. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment.

In 2007, for the purposes of impairment testing of goodwill, we identified four reporting units. The four reporting units represented the four geographic regions in which we operate, namely: (i) the Americas; (ii) Europe (including the Middle East and Africa); (iii) China-Asia Pacific ("China/APAC"); and (iv) Japan.

Effective from January 1, 2008, as a result of the re-organization of our reporting structure into business segments, we identify three reporting units that represent the three business reporting segments in which we operate, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, we reassigned the carrying amount of goodwill to the each new business reporting segment based on such segment’s relative fair value.

For purposes of performing the first step of the ASC 350 impairment test, we estimated the Business Enterprise Value of each of our reporting units using the Income Approach in the form of a discounted cash flow, or DCF, analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable and/or model publicly traded companies and/or based on comparable transactions in its industry, was utilized to corroborate the overall value for the reporting unit.

In 2008, the first step that used the DCF approach to measure the fair value of the Aesthetics reporting unit, indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, we assigned the fair value of the Aesthetics reporting unit, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. In 2008, as a result of this process, we recorded an impairment loss in the amount of $22.6 million.

In 2007 and 2009, no impairment losses were recorded as the fair value of all business units exceeded their carrying value.

Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty of up to two years for systems sold to end users. The warranty period begins upon shipment, installation, or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time of sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience and/or management estimates, increases in warranty expense could be necessary. At December 31, 2008 and 2009, warranty reserves were $6.4 million and $5.7 million, respectively.

Restructured bank debt.  We have considered the restructured bank debt to Bank Hapoalim (which we refer to as the Bank), described in “Liquidity and Capital Resources – Restructuring of Bank Debt” in Item 5.B below, under the criteria of, and has accounted for the restructured bank debt as, a troubled debt restructuring in accordance with ASC Subtopic 470-60, “Debt - Troubled Debt Restructurings by Debtors”, which we refer to as ASC 470-60, (pre-codification SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring”), which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

The future cash flows related to interest payments at December 31, 2008 were determined based on a rate of 2.90% in respect of the restructured debt and 4.4% in respect of the amount of $30 million rescheduled for payment under the 2008 Bank Debt Amendment, described below.

At December 31, 2008, the total future cash payments (principal and variable interest based on 3 month LIBOR as of such dates), in respect of the Bank debt, amounting to $126.0 million, resulted in an adjusted unrecognized gain on restructuring in the amount of $12.8 million. However, pursuant to ASC 470-60, in light of the contingency arising from the floating LIBOR interest rate, we did not recognize a gain on the restructured debt.

During 2008 and 2007, we paid interest to the Bank in the amounts of $6.4 million and $8.5 million, respectively. These principal and interest payments were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 Bank Debt Amendment, described below, we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At June 30, 2009 and December 31, 2009, the new effective interest rate was a quarterly rate of 1.24% and 0.96%, respectively.

During 2009, we repaid the Bank principal payments of $10.1 million and interest payments in an aggregate amount of $3.4 million of which an amount of $0.7 million was recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amount was deducted from the loan amount as required by ASC 470-60.

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

Income tax reserves.  We account for income taxes in accordance with ASC Topic 740, “Income Taxes”, which we refer to as ASC 740, (pre-codification SFAS No. 109, “Accounting for Income Taxes”). ASC 740  prescribes the use of an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

We account for uncertain tax positions in accordance with ASC Subtopic 740-10 “Income Taxes” (pre-codification FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”). Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Overview.

We are engaged in research and development, manufacture, marketing, sale and servicing of laser and light-based systems and appliances for surgical, aesthetic and ophthalmic applications. We offer a broad range of such products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, neurosurgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies..

Result of Operations.

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.
	For the Year Ended December 31,
	2009	2008	2007
Revenues
Products	79.0%	80.1%	83.4%
Services	21.0	19.9	16.6
Total revenues	100.0	100.0	100.0
Cost of revenues
Products	38.9	44.1	44.4
Services	13.3	13.1	12.3
Total cost of revenues	52.2	57.2	56.7
Gross profit	47.8	42.8	43.3
Research and development expenses	6.1	7.6	6.5
Selling and marketing expenses	30.2	33.0	29.6
Impairment of goodwill	-	8.8	-
Restructuring and other related costs	1.7	0.6	-
General and administrative expenses	9.0	11.5	17.8
Total operating expenses	47.0	61.5	53.9
Operating income (loss)	0.8	(18.7)	(10.6)
Financial income (expenses)	(0.6)	0.7	1.4
Other expenses, net	-	-	(0.0)
Income (loss) before taxes on income	0.2	(18.0)	(9.2)
Taxes on income (income tax benefits)	(1.0)	(0.8)	1.3
Net income (loss)	1.2%	(17.2)%	(10.5)%

Breakdown of Revenues by Activity and Geographic Market.

The following table presents our revenues by business units for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2009		2008		2007
Surgical	$79,253	35.1%	$88,940	34.6%	$82,182	30.7%
Aesthetic	86,066	38.0%	108,343	42.3%	126,172	47.1%
Ophthalmic	60,777	26.9%	59,182	23.1%	59,475	22.2%
Total	$226,096	100.0%	$256,465	100.0%	$267,829	100.0%

The following table presents our revenues by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2009		2008		2007
Americas	$98,821	43.7%	$115,201	44.9%	$129,148	48.2%
Europe, the Middle East and Africa	45,206	20.0%	62,329	24.3%	68,686	25.7%
China/Asia Pacific	39,012	17.3%	37,347	14.6%	33,804	12.6%
Japan	43,057	19.0%	41,588	16.2%	36,191	13.5%
Total	$226,096	100.0%	$256,465	100.0%	$267,829	100.0%

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008.

	$ (in thousands)		Decrease in
	2009	2008	dollars	%
Revenues
Products	$178,705	$205,469	$(26,764)	(13.0)%
Services	$47,391	$50,996	$(3,605)	(7.1)%
Total revenues	$226,096	$256,465	$(30,369)	(11.8)%
Cost of revenues
Products	$88,002	$113,158	$(25,156)	(22.2)%
Services	$30,050	$33,504	$(3,454)	(10.3)%
Total cost of revenues	$118,052	$146,662	$(28,610)	(19.5)%
Gross profit	$108,044	$109,803	$(1,759)	(1.6)%

Introduction.

In 2009, despite the volatile economic environment and a shortfall of 11.8% in our total revenues as compared to 2008, we returned to profitability, after eight years of losses, and had a positive cash flow with significantly reduced expenses.

Revenues.

Overall, our revenue from product sales for the year 2009 decreased by 13.0%, to $178.7 million, from $205.5 million in 2008. This decrease was mainly attributable to the slowdown in the American and European markets, in particular in the Aesthetics and Surgical businesses, as a result of the global financial crisis, capital budget restraints in the U.S. hospitals, uncertainty with respect to U.S. healthcare reform, as well as difficulties, primarily for the potential purchasers of our Aesthetic products to obtain the requisite financing.

Our revenue from service sales for the year 2009 decreased by 7.1%, to $47.4 million, from $51.0 million in 2008. This decrease was partly attributable to the cessation of the operations of our French subsidiary during 2009, as part of the our 2009 cost reduction plan.

The sales in respect of our Surgical business fell by 10.9%, to $79.3 million, in 2009 from $88.9 million in 2008. The sales from our Aesthetic business decreased by 20.6%, to $86.1 million, in 2009 from $108.3 million in 2008. The sales from our Ophthalmic business increased by 2.7%, to $60.8 million, in 2009 from $59.2 million in 2008.

Sales in the Americas (which is comprised of the United States, Canada, Central and South America and the Caribbean) decreased by 14.2%, to $98.8 million, in 2009 from $115.2 million in 2008 mainly due to the slowdown in the Aesthetics and Surgical markets in the United States. Sales to the EMEA (Europe, Middle East and Africa) region decreased by 27.5%, to $45.2 million, in 2009 compared with $62.3 million in 2008, primarily due to weakness in the Aesthetics market in Europe. Sales in Japan in 2009 were $43.1 million, a 3.5% increase from $41.6 million in 2008. The increase was the result of favorable yen exchange rates in 2009 (as the yen appreciated against the dollar in 2009 relative to 2008). Sales in the China/Asia Pacific region, which includes mainland China, Hong Kong, Australia, Taiwan, Korea and Southeast Asia, were $39.0 million in 2009 compared with $37.3 million in 2008. The increase was primarily due to growth in sales of our Aesthetic products in the Chinese market.

Cost of Revenues

Our cost of revenues from product sales in 2009 was $88.0 million, a decrease of 22.2%, compared to $113.2 million in 2008. This decrease was primarily related to lower product volume, a reduction in personnel, reduced logistic and warehouse expenses, and a reduction in inventory obsolescence. As a percentage of our revenues from product sales, our cost of revenues from product sales decreased to 49.2% in 2009 compared to 55.1% in 2008.

Our cost of revenues from service sales in 2009 was $30.1 million, a decrease of 10.3%, compared to $33.5 million in 2008. This decrease was primarily related to the decrease in service sales, together with a reduction in personnel and logistic expenses. As a percentage of our revenues from service sales, our cost of revenues from service sales decreased to 63.4% in 2009 compared to 65.7% in 2008.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2009	2008	dollars	%
Research and development	$13,781	$19,602	$(5,821)	(29.7)%
Selling and marketing	68,333	84,590	(16,257)	(19.2)%
Impairment of goodwill	-	22,637	(22,637)
Restructuring and other related costs	3,927	1,420	2,507	176.5%
General and administrative	20,309	29,499	(9,190)	(31.2)%
Total operating expenses	$106,350	$157,748	$(51,398)	(32.5)%

Research and Development Expenses.  Research and development expenses consist primarily of employee salaries, development-related raw materials and payments to subcontractors, as well as other related costs. Our research and development expenses decreased by $5.8 million in 2009 to $13.8 million from $19.6 million in 2008, primarily reflecting a decrease in headcount and associate personnel expenses, in particular as a result of the closure of our research and development center in Santa Clara and our focusing on a more centralized and cost effective research and development center in Israel. As a percentage of total revenues, our research and development expense decreased to 6.1% in 2009 compared to 7.6% in 2008.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows and exhibitions, travel and other related expenses. Our selling and marketing expenses decreased by $16.3 million in 2009 to $68.3 million from $84.6 million in 2008. This decrease was primarily attributable to a scaling down of our sales force for our Aesthetic products in the United States and EMEA, and ancillary marketing activities and travel expenses, in light of the slow down in the Aesthetic market. Accordingly, selling and marketing expenses as a percentage of total revenues decreased in 2009 to 30.2% compared to 33.0% in 2008.

Impairment of Goodwill.  There was no impairment of goodwill in 2009. However, in 2008, we recorded an impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. The impairment of goodwill resulted primarily from the global slowdown in the business environment, which particularly impacted the Aesthetic market and the valuation of assets related to our Aesthetic business.

Restructuring Expenses.  In 2009 and in the fourth quarter of 2008, we implemented two cost reduction plans. In 2009, we recorded restructuring expenses of $3.9 million in respect the cost reduction plan, mainly resulting from the cessation of the operations of our French subsidiary and our vacating part of our Santa Clara facility in California. In 2008, the cost reduction plan included a reduction of our work force by approximately 160 employees and resulted in restructuring expenses of $1.4 million, primarily related to one time severance benefits to those employees rendered redundant by the global economic climate.  At December 31, 2009, the 2008 plan was completed except for a labor dispute relating to one of our former employees. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the Santa Clara facility.

General and Administrative.  General and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts and other expenses. Our general and administrative expenses fell by 31.2% in 2009 to $20.3 million compared with $29.5 million in 2008. This decrease was due primarily to a decrease in personnel and associated expenses and lower audit and legal expenses. As a percentage of total revenues, our general and administrative expenses in 2009 decreased to 9.0% compared to 11.5% in 2008.

Financial Income, Net.  In 2009, we recorded net financial expenses of $1.5 million compared to net financial income of $1.7 million in 2008. The increase in our financial expenses was mainly due to bank loan interest expenses, which was recorded starting in June 2009 in accordance with ASC Subtopic 470-60, (see “Critical Accounting Policies and Estimates – Restructured bank debt” in this Item above) and generally unfavorable exchange rates in 2009. In addition, we did not receive as much interest income from short-term bank deposits in 2009, as we received in 2008.

Taxes on Income.  In 2009 and 2008, we recorded a net tax benefit, of $2.5 million and $2.1 million, respectively. In 2009, this was primarily due to the settlement of our dispute with the Israel tax authorities, whereas in 2008, it was primarily the consequence of a tax benefit resulting from the impairment of tax deductible goodwill.

Net Profit.  In 2009, we had a net profit of $2.7 million, compared with a net loss of $44.2 million in 2008. This was primarily due to 2008 cost reduction plan, launched during the fourth quarter of 2008, and our 2009 cost reduction plan, as reflected in lower total expenses recorded for 2009 in the various categories of expenses described above.

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007.

	$ (in thousands)		Increase (decrease) in
	2008	2007	dollars	%
Revenues
Products	$205,469	$223,487	$(18,018)	(8.1)%
Services	$50,996	$44,342	$6,654	15.0%
Total revenues	$256,465	$267,829	$(11,364)	(4.2)%
Cost of revenues
Products	$113,158	$118,899	$(5,741)	(4.8)%
Services	$33,504	$32,912	$593	1.8%
Total cost of revenues	$146,662	$151,811	$(5,150)	(3.4)%
Gross profit	$109,803	$116,018	$(6,215)	(5.4)%

Revenues.

Overall, our revenue from product sales for the year 2008 decreased by 8.1% to $205.5 million, from $223.5 million in 2007. This decrease was mainly attributable to a slow down in the Aesthetic market commencing in the second half of 2008, partly offset by the growth in sales from our Surgical business in 2008.

Our revenue from service sales for the year 2008 increased by 15.0% to $51.0 million, from $44.3 million in 2007. This increase was mainly attributable to higher service sales in the Americas, Japan and China/Asia Pacific.

The sales in respect of our Surgical business grew by 8.2%, to $88.9 million, in 2008 from $82.2 million in 2007. The sales from our Aesthetic business, however, decreased by 14%, to $108.3 million, in 2008 from $126.2 million in 2007. The sales from our Ophthalmic business remained relatively unchanged at $59.2 million in 2008 compared to $59.5 million in 2007.

Sales in the Americas decreased by 10.8% to $115.2 million in 2008 from $129.1 million in 2007, mainly due to the slowdown in the Aesthetic market. Sales to the EMEA region decreased 9.2% to $62.3 million in 2008 compared with $68.7 million in 2007. The decrease was due mainly to lower sales in Spain and Italy, which were slightly offset by an increase in sales in central Europe. Sales in Japan in 2008 were $41.6 million, a 14.9% increase from $36.2 million in 2007. The increase was due mainly to growth in our Surgical and Ophthalmic sales, partly resulting from the appreciation of the Japanese yen relative to the dollar. Sales in the China/Asia Pacific region, which includes mainland China, Hong Kong, Australia, Taiwan, Korea and Southeast Asia, were $37.3 million in 2008 compared with $33.8 million in 2007. The increase was due mainly to growth in sales of our Surgical and Ophthalmic products.

Cost of Revenues.

Our cost of revenues from product sales in 2008 was $113.2 million, a decrease of 4.8% compared with $118.9 million in 2007. This decrease was primarily related to the decrease in our sales in 2008, partly offset by increased investment by our engineering group in improving the quality of our products and increases in freight expenses as a result of higher fuel charges. As a percentage of our revenues from product sales, our cost of revenues from product sales increased to 55.1% in 2008 compared to 53.2% in 2007.

Our cost of revenues from service sales in 2008 was $33.5 million, an increase of 1.8% compared with $32.9 million in 2008. This increase was primarily related an increase in service sales. As a percentage of our revenues from service sales, our cost of revenues from service sales decreased to 65.7% in 2008 compared to 74.2% in 2007.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2008	2007	dollars	%
Research and development	$19,602	$17,258	$2,344	13.6%
Selling and marketing	84,590	79,330	5,260	6.6%
Impairment of goodwill	22,637	-	22,637	n/a
Restructuring and other related costs	1,420	-	1,420	n/a
General and administrative	29,499	47,818	(18,319)	(38.3)%
Total operating expenses	$157,748	$144,406	$13,342	9.2%

Research and Development Expenses.   Our research and development expenses increased nearly $2.4 million in 2008 to $19.6 million from $17.3 million in 2007, primarily reflecting increased investment associated with the launch and anticipated launch of new products in 2008 and 2009. As a percentage of total revenues, research and development expense represented 7.6% of revenues in 2008 compared to 6.5% in 2007.

Selling and Marketing Expenses.   Our selling and marketing expenses increased by $5.3 million in 2008 to $84.6 million from $79.3 million in 2007. This increase was primarily attributable to an increase in our sales and marketing personnel in the first part of the year. Accordingly, selling and marketing expenses as a percentage of total revenues increased in 2008 to 33.0% compared to 29.6% in 2007.

Impairment of Goodwill.  In 2008, we recorded an impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business, resulting primarily from the global slowdown in the business environment, which particularly impacted the Aesthetic market and the valuation of assets related to our Aesthetic business.

Restructuring Expenses.  In the fourth quarter of 2008, we initiated a cost reduction plan, which included the reduction of our work force by approximately 160 employees. This resulted in restructuring expenses of $1.4 million primarily related to one time severance benefits to those employees rendered redundant by the global economic climate.

General and Administrative.  Our general and administrative expenses fell in 2008 by 38.3%, to $29.9 million, in 2008 compared with $47.8 million in 2007. This large decrease in 2008 was due primarily to the fact that in 2007 we recorded approximately $20 million of non-recurring expenses, including expenses associated with the settlement of various outstanding lawsuits, legal fees paid pursuant to an indemnification agreement for one of our former officers, spending associated with accounting services related to the preparation of our restated financial statements for 2004 through 2006, and $1.7 million of expenses related to implementation of our new ERP system. As a percentage of total revenues, our general and administrative expenses in 2008 decreased to 11.5% compared to 17.8% in 2007.

Financial Income, Net.  In 2008, we recorded net financial income of $1.7 million as compared to net financial income of $3.9 million in 2007. The decrease in our financial income was mainly attributable to the decrease in our interest income on cash balances, which fell to $0.9 million compared with $3.1 million in 2007.

Taxes on Income.  In 2008, we recorded net tax benefit of $2.1 million compared with a provision for income taxes of $3.5 million in 2007. This was primarily due to (i) a $4.3 million tax benefit resulting from the impairment of tax deductible goodwill in our Aesthetic business, as well as (ii) lower sales in 2008, which resulted in lower taxable profits.

Net Loss.  In 2008, we experienced a net loss of $44.2 million, compared with a net loss of $28.1 million in 2007. This significant increase in our net loss in 2008 was primarily attributable to the impairment of goodwill related to our Aesthetic business and the overall slowdown in the global economy commencing in the second half of 2008, which adversely impacted our operating results.

Variability of Operating Results.

Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products and is also affected from the seasonality of our business, as discussed under “Seasonality of Business” in Item 4.B. above. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate.

See  “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

As we derive a portion of our income from facilities granted Approved or Privileged Enterprise status, our effective tax rate may be significantly reduced. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in the financial statements relates primarily to the income taxes of non-Israeli subsidiaries, as we have substantial operating loss carry-forwards in Israel.

In the event we have taxable income in Israel, derived from sources other than Approved or Privileged Enterprises, such income would be taxable at the regular Israeli corporate tax rates described above. Income earned by non-Israeli subsidiaries is subject to various corporate tax rates of up to 45%.

As part of the process of preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final tax examinations and reviews.

See  “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

Impact of Inflation and Currency Fluctuations.

Foreign currency exchange risk.

We derive a majority of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency. However, a significant portion of our headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, in particular the shekel, as well as the Euro, the Japanese yen and the Chinese yuan. This currency exposure exposes us to market risk associated with exchange rate movements vis-à-vis the U.S. dollar. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in non-U.S. dollar currencies.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. The shekel appreciated against the dollar by approximately 0.7% in 2009, 1.1% in 2008 and 9.0% in 2007, the effect of which in each year was compounded by inflation in Israel at rates of approximately 3.9%, 3.8% and 3.4%, respectively. See the table following “Inflation rated risks” below for additional related information.

In Europe and Japan, our revenues are received primarily in Euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies appreciate relative to the dollar, the dollar value of our sales are positively impacted, as was the case for the Euro and the Japanese yen in 2009, which appreciated by 1.7% and 2.0%, respectively, in relation to the dollar, and the yen in 2008, which appreciated by 24.2% in relation to the dollar. However, if the value of these currencies declines relative to the dollar, the dollar value of our sales are adversely impacted, as was the case for the Euro in 2008, which declined in value by 6.4% in relation to the dollar.

Since exchange rates between the dollar and the shekel (as well as between the dollar and the Euro and Japanese yen) fluctuate continuously, exchange rate fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. Since 2008, we have engaged in limited currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. For a discussion of our hedging transactions, see Item 11 - “Quantitative and Qualitative Disclosures about Market Risk” below.

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

The following table presents information about the rate of inflation in Israel and the rate of appreciation (in 2006 through 2009) or devaluation (in 2005) of the shekel relative to the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate:

Year Ended December 31,	Israeli Inflation Rate	Shekel : Dollar Appreciation (Devaluation)	Inflation (Devaluation) Gap
2005	2.4%	(6.8)%	(4.4)%
2006	(0.1)%	8.2%	8.1%
2007	3.4%	8.6%	12.0%
2008	3.8%	1.1%	4.9%
2009	3.9%	0.7%	4.6%

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

Impact of recently issued accounting standards not effective for us as of December 31, 2009.

In October 2009, the FASB issued Account Standards Update, or ASU,  No. 2009-13, “Multiple-Deliverable Revenue Arrangements (amendments to FASB ASC Topic 605, Revenue Recognition)”, which we refer to as ASU 2009-13, and ASU No. 2009-14, “Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software)”, which we refer to as ASU 2009-14. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. The mandatory adoption for us is on January 1, 2011. We may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. We are currently evaluating the impact on our consolidated financial statements of such accounting standard updates.

On  January 21, 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements”, which we refer to as ASU 2016-06. ASU 2010-06 amends ASC Topic  820, “Fair Value Measurements and Disclosures”, to require additional disclosures regarding fair value measurements. ASU 2010-06 requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 roll-forward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends ASC Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 roll-forward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010.

B.     Liquidity and Capital Resources.

At December 31, 2009, our outstanding indebtedness to Bank Hapoalim B.M., which we refer to as the Bank, was approximately $107.0 million of interest-bearing debt. This figure exclude an additional sum of approximately $15.5 million that does not accrue interest and that the Bank has agreed to forgive in the future, subject to our timely making certain repayments. Pursuant to ASC 470-60, we treat the Bank debt as a troubled debt and accordingly present the amount as $122.6 million on the balance sheet in our consolidated financial statements included in this annual report. We intend to service our Bank debt, which is repayable over the next seven years, from cash generated from operations. However, if such funds are insufficient we may seek additional equity funding. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $2.5 million at December 31, 2009, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by a Restructuring Agreement, as amended, which is described below under the caption “Restructuring of Bank Debt”.

At December 31, 2009, we had $41.3 million of cash, cash equivalents and short-term bank deposits, compared with $20.4 million at December 31, 2008 and $58.4 million at December 31, 2007. The increase in 2009 was primarily attributable to $18.0 million of net cash provided from our operating activities and $14.9 million in net proceeds from our 2009 Equity Financing, partially offset by $10.1 million of principal repayments to the Bank in connection with our outstanding Bank debt, including a prepayment of $5.1 million that we paid to the Bank on December 31, 2009.

Our cash use can be characterized within three categories of activities: operating, investing and financing, as discussed below.

Our net cash provided by operating activities was $18.0 million in 2009 compared to net cash used in operating activities of $30.4 million in 2008. The change in 2009 to net cash provided from operating activities compared with the net cash used in 2008 was attributable to an improvement in our profitability in 2009, a decrease of $16.1 million in inventory, and cash receipts of $6.6 million following settlement of the dispute with the Israel tax authorities, which were partially offset by an increase of $5.2 million in trade receivables.

Our net cash used in investing activities was $16.9 million in 2009 compared to $2.9 million in 2008. The primary reason for the increase in 2009 was the result of our investing $15.1 million in short-term bank deposits. The remainder of our investing activities in 2009 consisted of capital expenditures primarily related to machinery and equipment. In 2008 capital expenditures were primarily related to machinery and equipments and the implementation of our new ERP system.

During 2009, net cash provided by financing activities was $4.7 million. This compares to our net cash used in financing activities of $5.0 million in 2008. The net cash provided by financing activities of $4.7 million in 2009 primarily reflected the $14.9 million net proceeds from our 2009 Equity Financing, partially offset by $10.1 million of principal repayment to the Bank in connection with our outstanding Bank debt. During 2008, net cash used in financing activities reflected the $5.0 million of principal repayment to the Bank in connection with the Bank debt.

Pursuant to factoring arrangements commenced in 2008 with two banks in Japan, at December 31, 2009 and 2008, we had a balance of approximately $1.0 million and $3.9 million, respectively, of promissory notes from customers in Japan that had been sold to such banks. In addition, at December 31, 2009 and 2008, pursuant to factoring arrangements with banks in Israel, a balance of approximately $0.2 million and $0.7 million, respectively, of accounts receivable were sold to Israeli banks.

Commencing in 2008, we began to engage in currency hedging activities in connection with our exposure to changes in the dollar/shekel exchange rate and, in 2008, we also entered into a interest rate swap transaction on $40 million of debt. For details, see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

We believe that our cash balances and cash generated from operations will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash balances and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. No assurance can be made that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described above in Item 3.D - “Risk Factors”.

Restructuring of Bank Debt.

In connection with and as a condition to closing of the transactions contemplated by the 2006 Purchase Agreement (described in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below), we entered into restructuring agreement with the Bank, dated September 29, 2006, which we refer to as the Restructuring Agreement. As of immediately prior to the closing of the Restructuring Agreement, the total amount of outstanding debt (including guarantees and letters of credit) was approximately $212.1 million. Pursuant to the Restructuring Agreement, at the closing, we used $40.0 million of the proceeds from the 2006 Purchase Agreement to repay amounts outstanding under our prior loan agreements with the Bank, and the Bank then forgave $25.0 million due under those prior loan agreements. Consequently, the principal amount of the Bank debt outstanding immediately after the closing of the Restructuring Agreement was approximately $147.1 million (plus our obligation to repay the aforementioned guarantee and letters of credit amounts).

The terms of the Restructuring Agreement were amended by the following Amendments:

•	Amendment No. 1, entered into December 5, 2006, which dealt primarily with technical issues;

•
Amendment No. 2, entered into on June 25, 2008, which we refer to as the 2008 Bank Debt Amendment, (which 2008 Bank Debt Amendment itself was amended on November 10, 2008 and February 22, 2009), the principal provisions of which dealt with rescheduling the repayments of $35 million of the $40 million principal that had been due for repayment in 2008; and

•
Amendment No. 3, entered into on June 30, 2009, which we refer to as the 2009 Bank Debt Amendment, which amended the repayment schedule and interest rate provisions and modified a number of covenants in the Restructuring Agreement, the main details of which are set out below.

•
Amendment No. 4, entered into on January 24, 2010, which we refer to as the 2010 Bank Debt Amendment, which modified the repayment schedule, solely to take account of a prepayment by us of approximately $5.1 million of the debt on December 31, 2009.

All loan agreements prior to the Restructuring Agreement, except as described below, automatically terminated in connection with the Restructuring Agreement.

Without the Restructuring Agreement and the respective Amendments, we were, or could have been, in default on our debt obligations to the Bank, which would have entitled the Bank to call all existing loans immediately due and payable. We were not, at such times, nor are we now, in a position to immediately repay all such amounts. Therefore, failure to reach agreement with the Bank in the event of default under the Restructuring Agreement could have had a material adverse effect on us and our continuing operations.

Repayment Schedule and Debt Forgiveness.

Immediately prior to the 2009 Bank Debt Amendment, the outstanding amount of the Bank debt (excluding guarantee and letter of credit related obligations) was $130.9 million, of which the Bank had agreed to forgive $18.75 million subject to our making the initial $30.0 million of requisite repayments. The said $30.0 million was to be repaid in three equal payments of $10.0 million on June 30, 2009, June 30, 2010 and June 30, 2011. The remaining balance of our outstanding indebtedness to the Bank, amounting to $82.1 million, was to be amortized and repaid via 16 quarterly payments from December 31, 2009 through September 30, 2013.

The scheduled dates for repayment of the Bank debt were materially modified by the 2009 Bank Debt Amendment, and further modified by the 2010 Bank Debt Amendment to take into account the $5.1 million prepayment made by us on December 31, 2009. Pursuant to such last two amendments, we are to make repayments of principal to the Bank in accordance with the schedule set forth in the table below. The Bank’s agreement to forgive an aggregate of $18.75 million of our indebtedness (of which $3.2 million was forgiven as a consequence of the said December  31, 2009 prepayment) remains unchanged, except that the schedule for such forgiveness follows the revised repayment schedule, as set forth in the table below.

Date	Repayment	Debt Forgiveness
	(in dollars)	(in dollars)
December 31, 2009 (prepayment made)	5,133,040	3,208,150
June 30, 2010	8,000,000	5,000,000
June 30, 2011	10,000,000	6,250,000
June 30, 2012	15,133,040	4,291,850
June 30, 2013	10,266,080	-
June 30, 2014	15,000,000	-
June 30, 2015	15,000,000	-
June 30, 2016	15,000,000	-
June 30, 2017	18,596,517	-
Totals	112,128,677	18,750,000
Less prepayment of December 31, 2009	5,133,040	3,208,150
Balances	$106,995,637	$15,541,850

Interest Rate.

Pursuant to the terms of the Restructuring Agreement, our restructured Bank debt bore interest at the three month LIBOR rate plus 1.5%.  Under the 2008 Bank Debt Amendment, the interest rate on the $30 million debt that had, under such Amendment, been rescheduled to be repaid via three equal annual payments of $10 million was increased to the three month LIBOR rate plus 3%.

Under the 2009 Bank Debt Amendment, the interest rates, as in effect prior to the 2009 Bank Amendment, were maintained at their previous levels. However, in addition, an interest rate of three month LIBOR rate plus 5.25% was applied solely to the period for which repayment of a rescheduled amount (or the proportionate part thereof) was postponed. All interest payments are due quarterly.

The following table sets forth the outstanding balance of the Bank debt at December 31 of each year (commencing with year-end 2009) and rates of interest payable thereon, as well as the weighted average rate of interest over the subsequent twelve month period, assuming the due payment by Lumenis of all repayments pursuant to the Restructuring Agreement, as currently amended.

Date	Total Outstanding Bank Debt	Proportion of Bank Debt at the respective rates of interest payable thereon (1)			Weighted Average interest Rate
		3 month LIBOR + 1.5%	3 month LIBOR + 3%	3 month LIBOR + 5.25%	(over next 12 months)
	(in dollars)	(in dollars)	(in dollars)	(in dollars)	3 month LIBOR
December 31, 2009	106,995,637	76,995,637	20,000,000	10,000,000	+2.40%
December 31, 2010	98,995,637	56,463,477	10,000,000	32,532,160	+3.18%
December 31, 2011	88,995,637	35,931,317	-	53,064,320	+3.95%
December 31, 2012	73,862,597	15,399,157	-	58,463,440	+4.83%
December 31, 2013	63,596,517	-	-	63,596,517	+5.25%
December 31, 2014	48,596,517	-	-	48,596,517	+5.25%
December 31, 2015	33,596,517	-	-	33,596,517	+5.25%
December 31, 2016	18,596,517	-	-	18,596,517	+5.25%

(1)
Reflects the relevant rates of interest payable immediately following December 31 of each year. The amounts subject to such rates of interest will vary, as a result of repayments and changes of rates of interest, during the course of the subsequent twelve month period and such variations have been taken into account in calculating the weighted average rates of interest.

Although the balance of $15.5 million to be forgiven, as referred to in the previous table above, does not bear interest, in the event that the Bank declares bank debt immediately due and payable as a result of an event of default, as defined in the Restructuring Agreement, the said $15.5 million, or any part thereof not previously forgiven, shall be deemed to be part of the principal amount to be paid by us and shall accrue, from such time until repayment, interest at LIBOR rate plus 5.25%.

Warrants Held by the Bank.

Immediately prior to the 2009 Bank Debt Amendment, the Bank held two warrants for the purchase of an aggregate of 9,411,300 of our shares, at an exercise price of $1.1794 per share: Warrant no. 5 to purchase 8,000,000 shares, exercisable until November 13, 2013, and Warrant no. 6 to purchase 1,411,300 shares, exercisable until December 5, 2011.

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

The Bank may pay the exercise price for the warrants in cash, check, wire transfer or by the cancellation of debt owed by us to the Bank, and also has the right to exercise the warrants on a cashless basis (based upon a formula that reflects the amount (if any) by which the fair market value of our ordinary shares exceeds the exercise price thereunder). The warrants granted to the Bank provide that the exercise price and number of shares issuable thereunder will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. All such warrants are currently outstanding and unexercised.

In addition, contemporaneously with the closing of the 2006 Purchased Agreement, the Bank entered into the Registration Rights Agreement with us and the Investors. For additional details, see “Registration Rights Agreement” in Item 7.B –below

Cash Fee based on our Share Price.

As part of our debt restructuring with the Bank in 2003, we had provided a cash fee side letter in favor of the Bank pursuant to which we are obligated to pay $7.5 million to the Bank if, prior to November 19, 2013, our share price equals or exceeds $7.00 per share for 15 consecutive trading days, which letter continues to remain in effect notwithstanding the modification of the other terms of our Bank indebtedness under the Restructuring Agreement.

Under the 2009 Bank Debt Amendment, the period during which we would be obligated to pay said cash fee of $7.5 million is extended to March 31, 2017 or the date of repayment to the Bank in full of our Bank debt, if earlier.

Other Cash Fees Payable to the Bank.

Pursuant to the 2008 Bank Debt Amendment, we agreed to the payment to the Bank of a cash fee, which we refer to as the Cash Fee, of $4.0 million, which was increased to $6.0 million pursuant to the 2009 Bank Debt Amendment, upon the earliest to occur of any of the following events while the loan to the Bank is outstanding:

•
We make a public offering for the sale of our equity or convertible securities for our own account (excluding a public offering initiated by the Bank, if the shares offered in such offering are those held by the Bank),

•	We sell all or substantially all of our assets;

•
If one or more of Viola-LM, Ofer Hi-Tech and certain related parties, together referred to as the Relevant Shareholders, transfer their shares in Lumenis to the extent that their aggregate shareholdings are reduced as a result by at least 40% from their then current aggregate holdings in our shares;

•
If the aggregate holdings of the Relevant Shareholders in our outstanding share capital are reduced by at least 40% from the then current level as a result of the issuance by us of shares at a price above $1.55 per share;

•	A spin-off of our assets representing at least 30% of our total assets; or

•	A voluntary prepayment of at least 75% of the outstanding loan to the Bank.

Furthermore, in place of a provision in the 2008 Bank Debt Amendment requiring us to pay a Cash Fee if we attain annual earnings before interest, depreciation, taxes and amortization (or EBIDTA - as such terms is defined in the 2008 Bank Debt Amendment) for any year in excess of $50.0 million, under the 2009 Bank Debt Amendment a Cash Fee of $6.0 million is now payable if we attain EBIDTA for any year in excess of $45.0 million; provided that:

(i)	if the EBITDA for any year exceeds $25.0 million but does not exceed $35.0 million, then we shall only be obligated to pay to the Bank a Cash Fee of $2.0 million; and

(ii)
if the EBITDA for any year exceeds $35.0 million but does not exceed $45.0 million, then we shall only be obligated to pay to the Bank a Cash Fee of $4.0 million, or a further $2.0 million, if we have already paid to the Bank a Cash Fee of $2.0 million on the occurrence of the event described in (i) above.

However, if the earliest event or events to occur is either or both of the events set forth in (i) and/or (ii) above, and a later event of the listed events occurs during the time the Bank debt is outstanding, then upon such later event we shall pay to the Bank a Cash Fee in amount equal to the difference between the amount(s) previously paid under such provisions and $6.0 million.

Financial Covenants.

Customary for transactions of the type effected by it, the Restructuring Agreement contained certain covenants, including covenants that required us to provide current audited or reviewed financial information to the Bank and to comply with certain financial ratios as set out in the Restructuring Agreement. The 2008 Bank Debt Amendment eliminated certain covenants and modified the financial ratio covenant. The financial ratio calculations, to be made on a quarterly basis (for the previous four-quarter period), were to commence with the four-quarter period ending on March 31, 2009. The ratio of total debt to EBITDA that under the 2008 Bank Debt Amendment we needed to achieve for the four quarter period ending in the following respective quarters were as follows: first quarter of 2009 - 6.5; second quarter of 2009 - 5.5; third quarter of 2009 - 5; fourth quarter of Q2009 - 4.5; and the first quarter of 2010 and all subsequent quarters until the end of the loan term - 3.5. In addition, we were required to achieve the following interest coverage ratios: for the fiscal year ended December 31, 2009 - 1, and for the fiscal year ended December 31, 2010 and all subsequent fiscal years until the end of the loan term - 2.

However, as at the end of the first quarter of 2009, we were not in compliance with the revised debt to EBITDA covenant and the Bank agreed to a waiver of compliance with such covenant but only in respect of the first quarter of 2009.

Under the 2009 Bank Debt Amendment, the existing financial covenants were modified. Initially, the only financial covenant to which we are subject, commencing as of the end of the second quarter of 2009 (the quarter ended June 30, 2009) and remaining in effect until the end of the second quarter of 2011, is the requirement that we have available and accessible consolidated cash reserves of at least $20.0 million.

Effective from the end of the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we will be required to comply with the following financial covenants:

•
The ratio of Total Debt to EBITDA (as such terms are defined in the 2009 Bank Debt Amendment) shall not exceed the following (as of the end of the quarters set forth below, calculated based on the sum of such quarter and the three preceding quarters):

•     6.5  -   the third and fourth quarters of 2011 and the first quarter of 2012;

•     5     -   the second, third and fourth quarters of 2012 and the first quarter of 2013;

•     4     -   the second, third and fourth quarters of 2013 and the first quarter of 2014; and

•     3.5  -   the second quarter of 2014 and each quarter thereafter.

•
The Interest Coverage Ratio (as defined in the 2009 Bank Debt Amendment) as of the end of each of the quarters set forth below, calculated based on the average of such quarter and the three preceding quarters, shall be at least:

•     1 (one)   -     the third and fourth quarters of 2011 and the first quarter of 2012; and

•     2 (two)   -     the second quarter of 2012 and each quarter thereafter.

Negative Covenants.

      The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from:

•	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);

•	incurring additional debt in excess of $30.0 million;

•	entering into or approving any merger, consolidation, or scheme of restructuring; making certain acquisitions;

•	entering into certain transactions with related parties; and

•	disposing of assets, except as permitted under the Restructuring Agreement.

Security.

All of our security agreements in favor of the Bank existing immediately prior to the Restructuring Agreement remain effective and serve as security on the amounts due under the Restructuring Agreement. In addition, we granted the Bank security interests in additional collateral as part of the Restructuring Agreement, as amended. These securities include lien over substantially all of our assets, certain fixed charges over our assets and subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

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

D.     Trend Information.

For trend information, see the Risk Factors described in Item 3.D above, as well as Item 5 - “Operating and Financial Review and Prospects” and Item 4 - “Information on the Company” above.

E.     Off-Balance Sheet Arrangements.

We have various off-balance sheet arrangements made in the ordinary course of business, consisting primarily of guarantees and letters of credit, factoring arrangements, lease obligations and other long-term obligations.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.     Tabular Disclosure of Contractual Obligations.

The following table summarizes our known contractual obligations and commitments as of December 31, 2009 that we expect to require significant cash outlays in the future:

	Payments Due by Period ($ in thousands)
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2015 and
	Total	2010	2011-2012	2013-2014	Thereafter
Long-Term Debt Obligations(1)	$122,630	$9,730	$30,097	$30,679	$52,124
Operating Lease Obligations(2)	35,618	7,438	11,021	5,526	11,633
Other Long-Term Obligations(3)	12,478	3,785	7,385	1,308	-
	$170,726	$20,953	$48,503	$37,513	$63,757
_________

(1)
Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, based upon the terms of such Agreement, as amended, in effect on December 31, 2009 (including the 2009 Bank Debt Amendment and the prepayment made on December 31, 2009, as formalized in the 2010 Bank Debt Amendment).

(2)	Includes lease obligations for facilities, vehicles and certain equipment, including anticipated lease payments for our new facility in Yokneam, Israel.
(3)
Includes obligations under our agreement with our IT systems outsourcer and payments due to the landlord of our Santa Clara facilities for certain building improvements. For additional related information, see Notes 11 and 12 to our consolidated financial statements included in this annual report.

The obligations amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2009, the maximum royalties payable to the OCS were $2.4 million, such payment being contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 2.0% to 9.0% of the net selling price, see Note 12e. to our consolidated financial statements included in this annual report.

The total amount of unrecognized tax benefits for uncertain tax positions was $6.5 million as of December 31, 2009. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

In addition, as of December 31, 2009, we had outstanding guarantees and letters of credit with various expiration dates of approximately $3.6 million principal amount, of which approximately $2.3 million related to facilities, $1.0 million related to a single vendor and the remaining amount related to car leases.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.     Directors and Senior Management.

The following table lists the names, ages and positions of the current members of our senior management as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	56	Chief Executive Officer
Aviram Steinhart	39	Senior Vice President and Chief Financial Officer
Shlomo Alkalay	53	Vice President, Corporate Projects
Caroline Coyle	44	Senior Vice President, and General Manager - Surgical Strategic Business Unit
Lloyd Diamond	42	President of Lumenis Europe, Middle East and Africa
Rick Gaykowski	52	Vice President, Regulatory Affairs and Quality Systems
Robert Mann	53	Senior Vice President, General Manager - Aesthetic Strategic Business Unit and President of Lumenis Americas
Michael Segev	60	Executive Vice President for Global Operations
Gideon Sturlesi	51	Executive Vice President, Research and Development and General Manager of Corporate Business Development
Alex (Kow) Tanaka	56	President of Lumenis Japan
William Weisel	56	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	45	President of Lumenis China and Asia Pacific

The following table lists the names and ages of our current directors as of the filing date of this annual report:

Name	Age	Position
Harel Beit-On	50	Chairman of the Board of Directors
Yoav Doppelt	41	Director
Eugene Davis	55	Director
Naftali (Tali) Idan	58	Director
Talia Livni	66	Director

Members of our Senior Management.

Dov Ofer has served as our Chief Executive Officer since joining Lumenis in April 2007. Prior to joining Lumenis, Mr. Ofer served as the Corporate Vice President and General Manager of HP-Scitex from the acquisition of Scitex Vision by Hewlett Packard in November 2005. Prior to such acquisition, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. from February 2002. Prior to joining Scitex, he managed Matan Digital Printing, one of the pioneering companies in the super-wide format printing industry. Mr. Ofer holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the University of California Berkeley.

Aviram Steinhart has served as our Senior Vice President and Chief Financial Officer since joining Lumenis in December 2007. Immediately prior to joining Lumenis, Mr. Steinhart served as Corporate Vice President, Financial, for Alvarion Ltd. from 2006. Prior thereto, he served as Asia Pacific Controller at Unigrafic Solutions and Corporate Treasurer and Finance Director at Technomatix Technologies Ltd. from 2002 to 2006; as Corporate Controller for NetReality from 1999 to 2002; and as a Senior Auditor at KPMG from 1996 to 1999. Mr. Steinhart holds a bachelor’s degree in accounting and economics from Haifa University, Israel, and an MBA degree from the University of Tel Aviv, Israel and is a certified public accountant in Israel.

Shlomo Alkalay was appointed as our Vice President, Corporate Projects in August 2009. Prior thereto, Mr. Alkalay served from April 2007 as Vice President of Global Service, leading technical support processes. From March 2007 until April 2007, he held the position of Vice President of Global Manufacturing, managing global Lumenis production activities, having previously served as our President of IT - Chief Information Officer (CIO), leading our Global IT Operations, from his joining Lumenis in 2002. Prior to joining Lumenis, Mr. Alkalay served as the Vice President of Business Development for Israel’s largest commercial and naval fleet supplier. He also served in the Israel Navy for 24 years, lastly as a Commander managing large-scale industrial and manufacturing engineering projects. Mr. Alkalay holds a bachelor’s degree in industrial engineering with honors from the Technion - Israel Institute of Technology, Haifa, or the Technion, and an MBA from Haifa University.

Caroline Coyle was appointed as Senior Vice President and General Manager of our Surgical Strategic Business Unit upon joining Lumenis on January 1, 2010. Prior thereto, Ms. Coyle served from 2006 to 2009 as General Manager of Global Anesthesia, General Electric (GE) Healthcare, where she was responsible for the upstream marketing and research and development functions for the global business unit. Prior thereto, from 2004 to 2006, she held the post of Vice President, General Manager EMEA, with Mead Johnson Nutrition Company, a subsidiary of Bristol-Myers Squibb Company. From 1993 through 2004, Ms. Coyle served with Baxter Healthcare International in various market development and strategic marketing capacities, with increasing responsibility, focused primarily on developing the emerging market expansion in EMEA and Latin America, her last position being that of Director of Market Strategy and Business Development, EMEA Switzerland, from 2001. Ms. Coyle holds a bachelor’s degree in natural sciences and an MBA from Trinity College, Dublin, Ireland.

Lloyd Diamond has served as President of Lumenis Europe, Middle East and Africa since January 1, 2010. Prior thereto, he served as Senior Vice President and General Manager of both our Surgical Strategic Business Unit (from April 2007) and Lumenis Vision Strategic Business Unit (our Ophthalmic business) (from July 2009). In addition, from the end of 2008 until the end of 2009, he also assumed responsibility for managing our U.S. medical sales organization.. Prior to joining Lumenis in April 2007, he served as Vice President Marketing for Laserscope from July 2005 to November 2006 and played a key role in the post-acquisition integration progress of Laserscope into American Medical Systems. Prior to joining Laserscope, Mr. Diamond held several marketing and management positions, including international responsibilities at leading medical global companies such as Kyphon Inc., from July 2004 to July 2005, and Linvatec, a division of Conmed Corporation formerly a division of Bristol Meyers Squibb, from 1997 to 2004. Mr. Diamond holds a bachelor’s degree in biochemistry and marketing from Florida Atlantic University and an MBA degree from Thunderbird, The American Graduate School of International Management.

Rick Gaykowski was appointed as our Global Vice President, Regulatory Affairs and Quality Systems upon joining Lumenis on April 1, 2010. Prior thereto, Mr. Gaykowski served from 2007 to 2009 as Vice President, Regulatory Affairs for Bard Access Systems, Inc., a leading division of C.R. Bard, where he was responsible for global regulatory strategies, oversight and submissions for the division, as well as direct interface with global regulatory authorities.  Previously, he held the positions of Vice President, Regulatory Affairs/Quality Assurance with the Precision Vascular business unit of Boston Scientific from 2004 to 2007; Vice President, Regulatory Affairs/Quality Assurance with Precision Vascular Systems, Inc. from 2001 to 2004; Vice President, Regulatory Affairs/Quality Systems of InnerDyne, Inc. (acquired by Tyco International, Inc., now Covidien) from 1994 to 2001; and Director and Manager of Regulatory Affairs/Quality Systems with CardioPulmonics, Inc. from 1989 to 1994. Mr. Gaykowski holds a bachelor’s degree in behavioral sciences and health from the University of Utah.

Robert Mann has served as our President of Lumenis Americas since joining Lumenis in January 2007 and as Senior Vice President and General Manager of Aesthetic Strategic Business Unit since April 2009. Prior to joining Lumenis, Mr. Mann served with Laserscope, a subsidiary of American Medical Systems, as its Group Vice President of Global Sales and Marketing for the Surgical Division from October 2005 to December 2006, as its Group Vice President of Sales and Marketing for the Surgical and Aesthetic Divisions from January 2005 to October 2005, as its Vice President of North American Sales and Marketing for the Surgical and Aesthetic Divisions from January 2004 to January 2005, as its Vice President of North American Sales and Marketing for the Aesthetic Division from December 2001 to January 2004 and as Director of its Physician Practice Enhancement Aesthetic Division from May 2001 to December 2001. Prior to joining Laserscope, Mr. Mann was National Director of Sales and Operations at a leading national chain of Dermatology and Plastic Surgery Centers from 1998 to May 2001.

Michael Segev has been as our Executive Vice President for Global Operations since April 2008 and in December 2008 he also assumed responsibility our Global Service Organization. He previously held the position of Senior Vice President for Global Operations from joining Lumenis in October 2007. Prior to joining Lumenis, from 2001 to 2007, Mr. Segev held various senior positions with General Electric (GE) Healthcare, based in the United States, amongst these Head of the Global Processes and Operations for the Life-Sciences Division leading the integration of the former Amersham group into GE, and General Manager of Global Fulfillment and Global Supply Chain Operations at GE Medical Systems. From 1997 to 2001, he was with ELGEMS Ltd. (formerly part of Elscint Ltd.) in Haifa, Israel, where he served in diverse senior roles in customer support, marketing and, ultimately, as Vice President, Supply Chain Operations. Mr. Segev holds a bachelor’s degree in electronics engineering, a master’s degree in computer science and an MBA degree in industrial management, all from the Technion.

Gideon Sturlesi has been our Executive Vice President, Research and Development and Corporate Business Development since September 1, 2009. Mr. Sturlesi previously served as Executive Vice President, Corporate Business Development from December 2008 and was also the General Manager of Lumenis Vision Strategic Business Unit from September 2008 through June 2009. Prior thereto, he served as our Corporate Vice President for Business Development from joining Lumenis in November 2007. Mr. Sturlesi was the founder and general partner of BioMedical Israel Ltd., a life-science private fund group, heading successful M&A processes, turn-arounds and “hands-on” management in its portfolio companies, in which he was active from 2001 until joining Lumenis. He was also the co-founder, in 1996, of Galil Medical Ltd., a developer of minimally invasive devices for use in urology, general surgery and other applications, in which he was actively until 2001. Mr. Sturlesi remains a director of BioMedical Israel Ltd. and Organitech, Inc. and is also a Venture Partner in the Ofer Hi-Tech Group. Mr. Sturlesi holds a bachelor’s degree in mechanical engineering and a master’s degree (cum-laude) in energy from the Technion.

Alex (Kow) Tanaka has served as our President of Lumenis Japan since joining Lumenis in May 2007, and has many years of experience in sales and business development within the medical equipment industry. Prior to joining Lumenis, Mr. Tanaka served as Operating Officer of Fukuda Denshi in Japan for Global Operations and as President of Fukuda USA in Seattle, Fukuda UK in London, and Kontron Medical in France, from May 2004 to May 2006. Mr. Tanaka also served in various managerial positions for G.E. Medical Systems Asia, from November 1990 to May 2004, such as Acting Director of BMD Lunar Business, Clinical Value Creation Group, and as Product Manager of the Ultrasound Diagnostic Imaging Division. He holds a degree in Foreign Studies from Aichi Prefectural University in Japan.

William Weisel has served as our Vice President, General Counsel and Corporate Secretary since July 2007. Prior to joining Lumenis in May 2007, he served as Of Counsel to the law firm of Steel Hector & Davis, representing it in Israel from July 2004 to September 2005. Mr. Weisel was Vice President and General Counsel for Gilat Satellite Networks Ltd from 2001 to 2004; General Counsel of ADC Telecommunications Israel (Teledata) from 1999 to 2001; and General Counsel of Scitex Corporation Ltd. from 1995 to 1999, having joined Scitex in 1992. Prior to that, he worked in Los Angeles law firms for several years as a litigator. Mr. Weisel holds a bachelor’s degree in political science from the University of California, Los Angeles (UCLA) and a JD degree from Loyola Law School of Los Angeles. Mr. Weisel is a member of both the State Bar of California and the Israel Bar.

Zhai Qiying has served as our President for Lumenis China and Asia/Pacific since April 2001 when he joined Lumenis as part of the CMG acquisition. In 1992, Mr. Zhai started the Coherent operation in China and has managed it through our acquisition of CMG. He holds a bachelor’s degree in physics from University of Tianjin, China.

Members of our Board of Directors.

Harel Beit-On has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, and a co-founder of Viola Partners, a private equity investment group and a Founder/General Partner in Viola Private Equity investment fund. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the boards of directors of a number of companies, including Amiad Filtration Systems Ltd. and Plenus Mezzanine 2006 Ltd., as well as several private companies that are part of the Carmel Ventures portfolio. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology, or MIT.

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the boards of directors of a number of companies, including Israel Corporation Ltd., Enzymotec Ltd., MGVS Ltd., YVC Management & Investments Ltd., Coreflow Ltd., Naiot Technologies Center Ltd., Yozma III Management and Investments Ltd. and Ravv Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arena and has successfully led several exit deals and has extensive experience in exit management. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University.

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

Natali (Tali) Idan has served as a director of Lumenis since September 2007. He has served as the Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer of Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., and prior thereto, Mr. Idan was with Optrotech Ltd. (now Orbotech Ltd.) from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its U.S. subsidiary. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an M.B.A. from De Paul University, Chicago, and is a certified public accountant in Israel.

Talia Livni has served as a director of Lumenis since December 2006. Since 2002, Ms. Livni has served as President of Naamat — The Movement for the Advancement of Status of Women. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University. She is also a graduate of the National Security Academy.

Arrangements for Election of Directors and Members of Management.

Harel Beit-On, a member of our board of directors, is also a member of the board of directors of the general partner of Viola-LM Partners L.P. Viola-LM Partners L.P., together with its affiliates, is the beneficial owner of 113,139,986 of our ordinary shares (constituting approximately 48.91% beneficial ownership of our outstanding share capital). In addition, Yoav Doppelt, who serves on our board of directors, also serves as Chief Executive Officer of Ofer Hi-Tech Investments Ltd., which, together with its affiliates, collectively beneficially own 89,905,474 of our ordinary shares, constituting approximately 39.64% of our outstanding share capital. (The computation of percentages in this paragraph also takes into account any ordinary shares that the respective shareholders have the right to receive upon the exercise by them of warrants or stock options.) For additional information, see “Major Shareholders” in Item 7.A below. There are, however, no formal arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

B.     Compensation.

The following table presents all compensation we paid during the year ended December 31, 2009 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid(1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group, consisting of 19 persons(2)	$3,556,000	$24,000

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.
(2)	Comprises 5 directors and 14 persons who served as members of senior management during 2009.

Our audit committee, board of directors and shareholders, in accordance with the provisions of the Companies Law, have approved the payment of the following directors fees. However, effective commencing with the fourth quarter of 2008, our board of directors agreed to a 15% reduction in the fees payable to a majority of our directors (which reduction is not reflected in the below data).

	Annual Fee	Per Meeting Fee (1)
Harel Beit-On	$150,000	--
Yoav Doppelt	$100,000	--
Eugene Davis	$40,000	$750
Each of our external directors (2)	NIS 100,000	NIS 3,000

(1)
The per meeting fee is paid for each meeting of our board of directors or any committee thereof in which such director participates, except the first four meetings in each year of service, with partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payment is determined pursuant to the applicable Companies Law regulations in the case of external directors, or upon the same basis as such regulations. In addition, effective May 2009, members of our board of directors agreed to receive only one per meeting fee in the event that more than one meeting of the board and/or its committees are held on the same day.

(2)	The current external directors, elected pursuant to the Companies Law, are Talia Livni and Naftali (Tali) Idan.

During the year ended December 31, 2009, we granted stock options to purchase an aggregate of 250,000 ordinary shares of Lumenis to six members of our senior management (namely to six of the persons who served as members of our senior management at any time during that year). All such options were granted under our 2007 Share Incentive Plan, with an exercise price of $1.0722 per share, and all such options expire seven years after grant. There were no stock option grants in 2009 to any of the other eight persons who served as a member of our senior management during 2009 nor to any of our directors. However, in 2009, the exercise price of stock options held by our chief executive officer and one of our directors was reduced from $1.0722 per share to $0.9126 per share; for details see “Share Ownership” in Item 6.E below.

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors, who also set the bonus targets for our chief executive officer.

For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

C.     Board Practices.

Introduction.

Our board of directors presently consists of five members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the directors, at which a quorum is present, shall be adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Minutes of the meetings are recorded and kept at our offices. The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, which must consist of at least three directors and include all of the external directors), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, compensation committee and finance committee are described in this Item below. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Terms of Directors.

The Companies Law and our articles of association provide that directors, other than our external directors described below, are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of our Company may cause the election of a director (see “Election of Directors” in Item 10.B below). Except for the external directors, each director serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. Our external directors, as further described below, serve a three-year term. Our board of directors may at any time appoint any person as a director (other than as an external director), whether to fill a vacancy on our board of directors or as an additional member to serve along the existing directors until the next general meeting of shareholders following the appointment. At such general meeting, the appointed director may then be elected by shareholders to continue in office. Our shareholders may remove a director from office, under certain circumstances. There is no requirement that a director own shares of our Company.

External Directors.

Qualifications of External Directors.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by an entity controlling the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

Our external directors are Talia Livni and Naftali Idan.

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

The initial term of an external director is three years. Thereafter, because our ordinary shares were offered outside of Israel, our external directors may be reelected by our shareholders for an additional period of up to three years, provided in each case that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the operation of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Ms. Livni’s initial term expired in December 2009 and she was re-elected for a second three year term effective from December 21, 2009. Mr. Idan was elected for an initial three year term effective from September 20, 2007. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company, or in other specific circumstances identified by a court.

Membership of Committees by External Directors.

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

Committees of the Board of Directors.

Our board of directors’ only committees are the audit committee, the compensation committee and the finance committee.

Audit Committee.

Under the Companies Law, the board of directors of any Israeli public company must appoint an audit committee, comprised of at least three directors and including all of the external directors, but excluding:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

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

The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions, including transactions with (i) office holders, (ii) third parties in which an office holder has a personal interest, (iii) controlling parties, and (iv) a third party in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in a company who each have a personal interest in the approval of the same transaction are deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval is granted. Audit committee approval is also required in other instances prescribed by the Companies Law, including approval of the grant of an exemption from the liability for breach of duty of care towards a company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); or approval of engagements between a company and any of its directors relating to the service or employment of the director.

Our audit committee currently consists of Talia Livni, Naftali Idan and Eugene Davis. Mr. Davis serves as the chairman of our audit committee. Our board of directors has determined that each of Mr. Idan and Mr. Davis (i) is an audit committee financial expert, as defined by the SEC rules; (ii) qualifies as having the “accounting and financial expertise” required by the Companies Law; and (iii) has the requisite financial sophistication set forth in the NASDAQ rules and regulations. Our board of directors has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC, and otherwise meets the requirements for financial literacy under the applicable rules of NASDAQ. While we are not currently subject to the NASDAQ rules and regulations, our board of directors believes that the standards employed thereunder with respect to director independence and audit committee qualification are useful for a company such as ours.

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

Finance Committee.

In 2009, our board of directors appointed a finance committee generally to oversee our financial risks and exposures and the mitigating activities initiated by us, including, but not limited to, currency risks and interest rate risks. The finance committee consists of Harel Beit-On, Yoav Doppelt and Naftali Idan.

Remuneration of Directors.

Remuneration of directors requires the approval of our audit committee, our board of directors and our shareholders (in that order).

Our external directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company.

Internal Auditor.

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of a company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. Issa Azulai-Haver, one of our employees, has served as our internal auditor since August 1, 2009.

Fiduciary Duties of Office Holders.

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty for an office holder to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to such action.

The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties for the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs that the office holder has received due to his or her position as an office holder.

Approval of Specified Related Party Transactions with Office Holders under Israeli Law.

Under the Companies Law, a company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith, and the act or its approval does not cause harm to the company; and

•	the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company’s approval.

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

If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of such people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on a company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

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

Insurance.

Under the Companies Law, a company may obtain insurance for any of its office holders for:

•	a breach of his or her duty of care to the company or to another person;

•
a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

•	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of all our directors and officers, in respect of which we paid an eighteen month premium of approximately $230,000, which expires January 31 2011. Such insurance does not cover our directors and officers in the event that trading in our shares resumes, and, accordingly, in such event, the terms and coverage of our insurance policy will be reviewed and the appropriate additional coverage sought. In addition, we have run-off directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of our directors and officers in office immediately prior to our recapitalization in 2006 (pursuant to the 2006 Purchase Agreement), purchased for a one-time premium of $1.1 million, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the 2006 Purchase Agreement.

Indemnification.

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that another person institutes on the company's behalf, against him or her; (ii) a criminal charge from which he or she was acquitted; or (iii) a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding , or, if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

Our articles of association authorize us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

•	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

•	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law.

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

Limitations.

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

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

D.       Employees.

The following table sets forth certain data concerning our workforce (excluding temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2009	2008	2007
Numbers of employees by category of activity
Management and administrative	75	80	95
Research and development	84	85	102
Operations	178	195	263
Sales and marketing	227	235	251
Service	152	156	168
Sales support	45	47	69
Total workforce	761	798	948
Numbers of employees by geographic location
Israel	244	262	310
North & South America	257	270	374
Europe	53	74	74
Japan	95	95	104
China, India & Asia Pacific	112	97	86
Total workforce	761	798	948
____________________________

During the years covered by the above table, we did not employ a significant number of temporary employees.

The reduction in the size of our workforce in 2008 and 2009 was primarily the result of two cost-reduction plans initiated by us in November 2008 and in 2009, including the cessation of operations by our French subsidiary.

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

The following table lists, as of April 2, 2010, the number of our shares owned, and stock options held, by each of our directors, our chief executive officer and others members of our senior management as a group.

	Shares of Lumenis (1)		Lumenis stock options (3)
	Number of Shares owned	Percent of outstanding Shares owned (2)	Number held (4)				Exercise price per share		Expiration date
Name			Exercisable within 60 days		Not exercisable within 60 days
Harel Beit-On	See table in Item 7.A “Major Shareholders” below		1,632,000	(5)		--	$1.0722		December 2013
Yoav Doppelt	-	*	768,000			--	$1.0722		December 2013
Naftali (Tali) Idan	-	*	83,333		16,667		$1.0722		September 2014
Talia Livni	-	*	100,000			--	$1.0722		December 2013
Eugene Davis	-	*	200,000			--	$0.9126	(6)	September 2014
Dov Ofer	-	1.61%	3,525,810		1,371,149		$0.9126	(7)	April 2014
All other members of senior management listed in Item 6.A above, as a group (consisting of 11 persons)	-	*	1,213,596		1,789,987		From $1.0722 to $1.89(8)		From May 2011 to April 2017
____________________

*	Beneficially owns, individually, less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)
In accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of April 2, 2010. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at April 2, 2010, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)
For a description of Lumenis’s stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)
Stock options granted to Mr. Beit-On are held by him in trust for the benefit of the general partner of Viola-LM Partners L.P. See Item 7.A – “Major Shareholders”, below for details concerning shares and warrants held by Viola-LM Partners L.P.

(6)
The exercise price of the stock options granted to Eugene Davis was reduced from the original $1.0722 per share to $0.9126 per share pursuant to a resolution of our audit committee and board of directors, approved by a general meeting of our shareholders on December 21, 2009.

(7)
Pursuant to the terms of the option awards to Dov Ofer, the exercise price of such options was reduced from the initial $1.0722 per share to an exercise price per share equivalent to the effective price per share paid by the Investors under the 2006 Purchase Agreement, after giving effect to the adjustments resulting from the Post Closing Adjustment Provisions set forth in such agreement. See “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below.

(8)	Weighted average exercise price for all such options is approximately $1.11 per share.

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

As regards U.S. resident employees, all of the plans (other than the Israel 2003 Share Option Plan) provide for the grant of options that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified.

1999 Share Option Plan.

In November 1999, our board of directors adopted our 1999 Share Option Plan, which we refer to as the 1999 Plan, which was approved by our shareholders in May 2000 and was subsequently amended in May 2003. The 1999 Plan expired in November 2009 and accordingly no further grants may be made under this plan, although any existing awards will continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan.

2000 Share Option Plan.

In July 2001, we adopted our 2000 Share Option Plan, which we refer to as the 2000 Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan will expire in July 2011. Our directors, officers, employees and certain consultants and dealers are eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who are directors, officers and employees of Lumenis may be granted options under the 2000 Plan that qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the ITO. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, or the ITA, has approved this plan as required by applicable law. The 2000 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan contemplates grant of awards to grantees in other jurisdictions.

Israel 2003 Share Option Plan.

In March 2003, our board of directors adopted our Israel 2003 Share Option Plan, which we refer to as the 2003 Israel Plan, which was approved by our shareholders in May 2003. The 2003 Israel Plan expires in March 2013. Only our directors, officers and employees who are residents of Israel are eligible to participate in this plan. Options may be granted under the 2003 Israel Plan that qualify under the “capital gains route” provisions of Section 102(b)(2) of the ITO (see above under “2000 Share Option Plan”), and this plan has been approved by the ITA.

2007 Share Incentive Plan.

In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan, which we refer to as the 2007 Plan, which expires in January 2017. In September 2007, our board of directors amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the 2007 Plan, as amended, was approved by our shareholders. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the ITO (see under “2000 Share Option Plan, above”), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan contemplates grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

The following table presents certain option data information for the above-described plans as at April 2, 2010:

Plan	Total Ordinary Shares Reserved for Option Grants		Aggregate Number of Options Exercised(1)	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options
1999 Plan	2,804,205	(2)	2,631,705	none	172,500	$1.99
2000 Plan	11,500,000		460,195	4,080,412	6,959,393	$6.44
2003 Israel Plan	2,000,000		2,667	1,676,967	320,366	$1.61
2007 Plan	11,500,000		none	800,541	10,699,459	$1.00
Totals	27,804,205		3,094,567	6,557,920	18,151,718	$3.10

(1)	In addition, an aggregate of 2,742,574 shares were issued pursuant to the exercise of stock options under our earlier, now expired, stock option plans.

(2)	Represents aggregate number of options exercised plus aggregate number of options outstanding. The number of shares that had been reserved under the 1999 Plan was 5,000,000.

On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of the then outstanding options and shares available for future grants under the above plans to directors, officers, employees and eligible consultants.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.     Major Shareholders.

Ownership by Major Shareholders.

The following table presents as of April 2, 2010 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (whom we refer to as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after April 2, 2010. Shares issuable upon the exercise or conversion of such options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, warrants or other convertible securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 215,340,549 ordinary shares outstanding as of April 2, 2010 (excluding 35,527 shares of treasury stock).

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

Beneficial Owner	Shares	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
Viola-LM Partners L.P.(1) and affiliates, including Harel Beit-On Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel	97,162,188	15,977,798	113,139,986	48.91%
Ofer Hi-Tech Investments Ltd.(2) and affiliates 9 Andre Saharov Street, 31905 Haifa, Israel	78,455,817	11,449,657	89,905,474	39.64%
Bank Hapoalim B.M.(3) 23 Menachem Begin Street, Migdal Levinstein 66183 Tel Aviv, Israel	—	11,911,300	11,911,300	5.24%

____________

(1)	The beneficial ownership by Viola-LM Partners L.P. (formerly LM Partners L.P.), whom we refer to as Viola-LM, of our ordinary shares consists of:

(a) 97,147,188 shares held directly by Viola-LM, of which:

(i) 65,286,327 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement;

(ii) 4,761,239 shares were purchased on December 5, 2006 via the exercise of some of the Additional Warrants granted in connection with the 2006 Purchase Agreement;

(iii) 8,537,690 shares were purchased on June 4, 2007 via the exercise of remaining Additional Warrants granted in connection with the 2006 Purchase Agreement;

(iv) 13,743,750 shares were issued on March 18, 2009 under the post closing share adjustment provisions of the 2006 Purchase Agreement (the “Post Closing Adjustment Provisions”) (See “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below); and

(v) 4,818,182 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing;

(b) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of Viola-LM;

(c) 11,936,707 shares issuable upon the exercise of the Closing Warrants granted in connection with the 2006 Purchase Agreement and held by Viola-LM, all of which are currently exercisable;

(d) 2,409,091 shares issuable upon the exercise of the 2009 Warrants granted to Viola-LM in connection with the 2009 Equity Financing, all of which are currently exercisable; and

(e) 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable.

Viola-LM is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola-LM and may be deemed to be the beneficial owners of the shares held by Viola-LM. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by Viola-LM except to the extent of their respective pecuniary interests therein. Viola-LM and the individuals and entities that control it are part of a group generally known as Viola Partners.

(2)	The beneficial ownership by Ofer Hi-Tech Investments Ltd., whom we refer to as Ofer Hi-Tech, of our ordinary shares consists of:

(a) 74,337,541 shares held directly by Ofer Hi-Tech, of which:

(i) 46,633,091 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement;

(ii) 12,908,871 shares were purchased on June 4, 2007 via the exercise of Additional Warrants granted in connection with the 2006 Purchase Agreement;

(iii) 10,413,275 shares were issued on March 18, 2009 under the Post Closing Adjustment Provisions;

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing; and

(v) 109,577 shares were purchased on February 11, 2010 from a third party who had purchased such shares via the exercise of Additional Warrants that had been granted to Ofer Hi-Tech in connection with the 2006 Agreement, and assigned by Ofer Hi-Tech to the third party (and include 16,311 shares issued to the third party under the Post Closing Adjustment Provisions).

(Of the above 74,337,541 shares, 8,695,584 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

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

(3)
The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by the Bank. For details of theses warrants, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B above.

Changes in Percentage Ownership by Major Shareholders.

In December 2007, as a result of the purchase of shares under the 2006 Purchase Agreement and the exercise (in December 2006 and June 2007) of the Additional Warrants issued in connection therewith, the Investors under the 2006 Purchase Agreement, Viola-LM (then known as LM Partners L.P.) and Ofer Hi-Tech, held approximately 44.4% and 33.6%, respectively, of the issued and outstanding shares of Lumenis. In March 2009, the holdings of Viola-LM and Ofer Hi-Tech, increased to approximately 45.8% and 34.7%, respectively, as a result of the issuance of additional shares under the Post Closing Adjustment Provisions of the 2006 Purchase Agreement (See “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below). In June 2009, as a result of the issuance of shares under the 2009 Purchase Agreements, the shareholdings of Viola-LM and Ofer Hi-Tech decreased slightly to approximately 45.1% and 34.5%, respectively. The said holdings of Ofer Hi-Tech include shares held by Ofer Hi-Tech in trust for third parties. The computation of percentages in this paragraph is solely based upon issued ordinary shares and excludes any Lumenis shares that the respective shareholders had the right to receive upon the exercise by them of warrants or stock options.

Immediately prior to implementation of Post Closing Adjustment Provisions under the 2006 Purchase Agreement in March 2009, Bank Hapoalim B.M. held warrants for the purchase of 9,411,300 of our shares, which then constituted approximately 5.1% of our outstanding shares, assuming exercise of such warrants by the Bank. As a consequence of dilution resulting from the implementation of such adjustment provisions, the Bank ceased to be a beneficial owner of 5% or more of our shares. However, on June 30, 2009, the terms of the warrants held by the Bank were modified, pursuant to which the number of shares issuable thereunder increased by 2,500,000, and the Bank again became a beneficial owner of 5% or more of our shares. For additional information, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B above.

Record Holders.

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2010, there were 931 holders of record of our shares, of which 707 record holders holding 36,881,229, or approximately 17.12%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company, held of record 36,384,032 of our outstanding ordinary shares on behalf of an estimated 110 firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.     Related Party Transactions.

2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders

On December 5, 2006, as part of our 2006 recapitalization, we completed a purchase agreement (which we refer to as the 2006 Purchase Agreement), dated as of September 30, 2006, by and among Lumenis, Viola-LM (then known as LM Partners L.P.) and Ofer Hi Tech (whom we together referred to as the Investors), and LM (GP) L.P. (as the Investors’ representative), for the private placement of our shares and warrants to the Investors. Pursuant to the 2006 Purchase Agreement, the Investors purchased from us the following:

•
“Purchased Shares”.  The Investors collectively purchased from us 111,919,418 of our shares at a price per share of $1.0722, for an aggregate purchase price of $120,000,000. Implementation of the post-closing adjustments mechanism, as described below, which we refer to as the Post Closing Adjustment Provisions, has resulted in the issuance to the Investors of additional shares, for no additional consideration, thus reducing the effective price per share paid by the Investors;

•
“Additional Warrants”.  The Investors exercised their Additional Warrants, in December 2006 and June 2007, for the acquisition of a further 26,207,800 of our shares at an exercise price of $1.0722 per share (for an aggregate purchase price of $28.1 million). Additional Warrants for a further 1,772,055 shares, for an aggregate purchase price of $1.91 million, were exercised in June 2007 by assignees of Ofer Hi Tech and consequently none of the Additional Warrants remain outstanding. Implementation of the Post Closing Adjustment Provisions also resulted in the issuance to the Investors and their assignees, for no additional consideration, of additional shares in respect of the shares issued upon exercise of these warrants, thus reducing the effective exercise price per share.

•
“Closing Warrants”.  The Investors were granted Closing Warrants, expiring on December 5, 2011, to purchase (as adjusted) an aggregate of 21,250,000 shares, initially at an exercise price of $1.1794 per share, but subsequently reduced as a result of the Post Closing Adjustment Provisions, as described below. In addition, the exercise price of the Closing Warrants and number of shares issuable upon the exercise of the Closing Warrants will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. All of the Closing Warrants are currently outstanding and unexercised. The exercise price of the Closing Warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by us to the holder. In lieu of such payment, the Closing Warrants may also be exercised via net cashless exercise (based upon a formula that reflects the amount (if any) by which the fair market value of our ordinary shares exceeds the exercise price thereunder).

For details of the allocation of the aforesaid shares and warrants between the Investors, see “Major Shareholders – Ownership byMajor Shareholders” in Item 7.A above.

The 2006 Purchase Agreement contains Post Closing Adjustment Provisions, pursuant to which the number of Purchased Shares (as well as the shares issued upon the exercise of the Additional Warrants) shall be adjusted, and the exercise price of the Closing Warrants would automatically be reduced, to take account for all awards, judgments, losses, liabilities, indemnities, damages, costs and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the then recently concluded investigation of Lumenis by the SEC, a securities class action lawsuit (in respect of which a settlement was approved by the court in August 2008), the SEC proceeding against our former chief financial officer (concluded in February 2009), and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing (which we refer to as the Relevant Amounts). Adjustment for this purpose is to be made by the issuance to the Investors for no additional consideration of a number of additional shares as if at closing of the 2006 Purchase Agreement the price per share for the Purchased Shares would have been equal to (x) 40,000,000 less the Relevant Amounts, divided by (y) 37,304,938 (our total issued and outstanding share capital at such time), provided, however, that adjustment in this respect is not to be made for Relevant Amounts that exceed $30,000,000. Upon such adjustments, a similar adjustment is to be implemented with respect to the number of shares issued upon the exercise of the Additional Warrants. The maximum numbers of such additional shares that could be issued with respect to the Purchased Shares and the Additional Warrants are 335,739,838 shares and 83,934,959 shares, respectively, and cumulatively, 419,674,797. To the extent that Relevant Amounts are quantified as a result of a settlement of actions, proceedings or investigations, the 2006 Purchase Agreement provides that any such settlement (i) shall be approved by our board of directors based on (a) a unanimous recommendation of a special committee of the board of directors that must include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as are required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of our shareholders by a special majority.

The 2006 Purchase Agreement further provides that in the event that the proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law (following approval by our audit committee and board of directors) and such shareholder approval is not obtained, then such failure to obtain approval would give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action (for which an adjustment was made, as further described in the next paragraph), and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, we will be required to issue to the Investors an additional 419,674,797 ordinary shares. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if a shareholder acquires shares and as a result of such acquisition such shareholder owns in excess of 90% of our issued and outstanding capital. In the event that certain tests under the Companies Law are met, the shares held by several shareholders may be required to be aggregated for the purpose of calculating the number of shares held by a shareholder. If the Investors’ holdings will be required to be aggregated then as a result of the implementation of the maximum relevant amounts provision a full tender offer requirement may be triggered. In such a case, the Investors may waive an issuance or a portion thereof that would result in the Investors holding more than 90% of our issued and outstanding share capital.

On March 18, 2008, after obtaining the approval of our audit committee and board of directors, and following compliance with the procedural requirements of the 2006 Purchase Agreement, we submitted the terms of settlement of the principal securities class action lawsuit filed against us to the vote of our shareholders at a special general meeting of shareholders convened for such purpose. The terms of settlement of such class action lawsuit were approved at such meeting, and, on August 25, 2008, such terms of settlement were approved by the Court, which brought the action to conclusion.

With the conclusion of the securities class action lawsuit, the ancillary complaint and the SEC investigations and proceedings, there are no longer pending any actions, proceedings or investigations that may give rise to amounts to be included in the Relevant Amounts. However, a further non-material number of shares may be issued in respect of additional indemnities and/or expenses relating to these actions. The Post Closing Adjustment Provisions remain operative until the later of December 2011 or five years after any relevant matter was first submitted to court. Although we are not aware of any matters likely to result in the commencement of any future actions, proceedings or investigations to which these provisions would apply, we cannot assure you that no such matters exist nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the Investors (and the new investors under the 2009 Equity Financing – see “2009 Equity Financing by Major Shareholders” in this Item below).

Following confirmation and approval by our audit committee, on March 18, 2009 we issued 24,466,936 shares to the Investors and certain assignees, for no additional consideration, pursuant to the Post Closing Adjustment Provisions under the 2006 Purchase Agreement, of which:

(i)	13,743,750 shares were issued to Viola-LM (11,417,905 in respect of Purchased Shares and 2,325,845 in respect of shares issued to it upon the exercise of Additional Warrants);

(ii)	10,413,275 shares were issued to Ofer Hi-Tech (8,155,646 in respect of Purchased Shares and 2,257,629 in respect shares issued to it upon the exercise of Additional Warrants); and

(iii)	309,911 shares were issued to the assignees of Ofer Hi-Tech (in respect of shares issued to them upon the exercise of Additional Warrants).

The following table summarizes the Relevant Amounts taken into account in calculating the number of shares issued.

	Amount	Number of additional shares
• Our participation in the class action settlement fund	$2,736,000	12,172,999
• The relevant legal and other indemnities, fees and expenses for the period ended December 5, 2008	$3,219,651	12,293,937
Totals	$5,955,651	24,466,936

The issuance of the said 24,466,936 shares for no additional consideration reflects an effective price per share for the Purchased Shares and an effective exercise price per share for the Additional Warrants of $0.9126.

In addition, the terms of the Closing Warrants provide that upon the issuance of additional shares pursuant to the Post Closing Adjustment Provisions, the exercise price of the Closing Warrants would automatically be reduced to 110% of the resulting adjusted price per Purchased Share. Accordingly, the exercise price of the Closing Warrants has been automatically reduced from $1.1794 per share to $1.0039 per share (representing 110% of the resulting adjusted price per Purchased Share of $0.9126).

The above is a summary of some of the provisions of the 2006 Purchase Agreement. This summary is qualified in its entirety by reference to the full text of the 2006 Purchase Agreement and the warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

2009 Equity Financing by Major Shareholders

On June 25, 2009, we completed the 2009 Equity Financing, thereby consummating a private placement of our ordinary shares in consideration of an aggregate equity investment of $15 million in our Company. Our two major shareholders, Viola-LM (then known as LM Partners L.P.) and Ofer Hi-Tech, were among the parties that entered into the 2009 Purchase Agreements with us and participated in the equity investment in amounts of $5.3 million and $4.7 million, respectively. Pursuant to the 2009 Purchase Agreements, Viola-LM and Ofer Hi-Tech purchased, respectively, 4,818,182 and 4,272,727 of our shares at a price of $1.10 per share and were granted by us warrants, which we refer to as the 2009 Warrants, to purchase, respectively, 2,409,091 and 2,136,364 of our shares at an exercise price of $1.30 per share. The terms of the 2009 Warrants provide that the exercise price of such warrants and number of shares issuable upon their exercise will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. All of the 2009 Warrants are currently outstanding and unexercised. The exercise price of the 2009 Warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by us to the holder. In lieu of such payment, the 2009 Warrants may also be exercised via net cashless exercise (based upon a formula that reflects the amount (if any) by which the fair market value of our ordinary shares exceeds the exercise price thereunder). In addition, we agreed with Agate, a new external investor also acquiring shares and warrants pursuant to the 2009 Purchase Agreement, that in the event that, after the closing of the 2009 Equity Financing, we issue additional shares to Viola-LM and Ofer Hi-Tech pursuant to the Post Closing Adjustment Provisions of the 2006 Purchase Agreement (described in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” above), then a proportional number of shares will be issued to it for no additional consideration. For a discussion of this transaction, see “Recent Business Developments – 2009 Equity Financing” in Item 4.A above, which discussion is incorporated by reference in this Item 7.B.

Registration Rights Agreement and Amendment

In December 2006, contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement, we entered into a Registration Rights Agreement (which we refer to as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), Ofer Hi-Tech and the Bank to provide certain registration rights to them, and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Purchase Agreements, we entered into an amendment to the Registration Rights Agreement (which we refer to as the Registration Rights Agreement Amendment), pursuant to which (i) Agate, the new investor participating in the 2009 Equity Financing, by execution of Joinders, became a party to the Registration Rights Agreement, and (ii) the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants became subject to the rights granted under the Registration Rights Agreement. For details of the 2006 Purchase Agreement see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in this Item above and “Major Shareholders – Ownership by Major Shareholders” in Item 7.A above; for details of the 2009 Purchase Agreements see “Recent Business Developments – 2009 Equity Financing” in Item 4.A above and 2009 Equity Financing by Major Shareholders in this Item above; and for details of the Restructuring Agreement, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B above.

The registration rights provided under the Registration Rights Agreement, as amended by the Registration Rights Agreement Amendment, relate to the following shares:

•	The shares acquired at the closing under the 2006 Purchase Agreement;

•	The shares acquired at the closing of the 2009 Equity Financing;

•	The shares issued upon the exercise of the Additional Warrants granted pursuant to the 2006 Purchase Agreement;

•	The shares issuable upon the exercise of the Closing Warrants granted pursuant to the 2006 Purchase Agreement;

•	The shares issuable upon the exercise of the 2009 Warrants;

•	The shares issuable upon the exercise of the warrants held by the Bank;

•
Additional shares issued or issuable pursuant to the Post Closing Adjustment Provisions under the 2006 Purchase Agreement (see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in this Item above) or to Agate under the 2009 Purchase Agreements as a result of issuances pursuant to the Post Closing Adjustment Provisions; and

•	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

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

Agam T.E.F.E.N. Ltd.

During 2009, we paid Agam T.E.F.E.N. Ltd., whom we refer to as Agam, an Israeli private company, approximately $103,000 for our purchase of raw material in the ordinary course of business, pursuant to a commercial agreement between Agam and us. Mr. Beit-On, chairman of our board of directors, and other affiliates of Viola-LM are holders (directly and indirectly) of more than 5% beneficial ownership in Plenus Mezzanine Management Limited Partnership, an Israeli limited partnership, and Plenus Mezzanine 2006 Ltd., an Israeli private company, which are, respectively, the general partner and the management company of the Plenus Mezzanine Fund. Mr. Beit-On also serves as a director of Plenus Mezzanine 2006 Ltd. Agam was controlled by the Plenus Mezzanine Fund until January 6, 2010. Neither Mr. Beit-On nor Viola-LM nor its affiliates (other than Agam) were involved in the transaction for the sale of the said raw material or in any related discussions.

Exculpation, Indemnification and Insurance of our Office Holders

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and certain members of our senior management, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. See “Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6.C above.

Pursuant to the 2006 Purchase Agreement, several of our current officers and directors are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions.

Directors and Senior Management Stock Options

Each of our current directors and each member of our senior management has received stock options for the purchase of Lumenis shares. See Item 6.B - “Compensation of Directors and Senior Management” above.

C.     Interests of Experts and Counsel.

Not Applicable

ITEM 8.               FINANCIAL INFORMATION.

A.     Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information required by Regulation S-X are included in this annual report beginning on page F-1.

Export Sales.

The following table presents total export sales for each of the fiscal years indicated (in thousands of U.S. dollars):

	2009	2008	2007
Total Export Sales*	$225,678	$256,032	$266,971
as a percentage of Total Sales	99.8%	99.8%	99.7%

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

Securities Class Action Complaints.

In addition to a consolidated securities class action lawsuit against us and several former officers and directors, which we refer to as our Principal Securities Class Action Lawsuit, which was settled in 2008, seventeen purchasers of our shares between September 2001 and February 2002 filed a complaint, which we refer to as the Aqua Fund Lawsuit, originally in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York (Aqua Fund, L.P., et al. v. Lumenis Ltd., et al., 04 Civ. 2239 (S.D.N.Y.)(DAB)).

All of the plaintiffs in the Aqua Fund Lawsuit were included in the settlement class as defined in the Principal Securities Class Action Lawsuit, and none of such plaintiffs opted out from being included as part of such settlement class. Therefore, pursuant to a motion filed by the Company with the court, and as stipulated between the parties thereto, the Aqua Fund Lawsuit was dismissed with prejudice on January 27, 2009.

See also “Related Party Transactions - 2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B above” for a discussion of additional shares issuable to certain shareholders and the reduction in the exercise price of certain warrants in order to account for losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with certain litigation, including the securities class actions.

Lawsuit by Theodore Steliotes.

On April 7, 2006 Theodore Steliotes filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc. regarding the sale to him of equipment by Coherent, Inc.. Mr. Steliotes was seeking damages in excess of $ 1.0 million for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of our 2001 acquisition of the medical division of Coherent, Inc., we undertook to defend and indemnify Coherent against such claims. The matter was settled on April 3, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

Lawsuit by Gerald Coursley.

On April 24, 2008, Dr. Gerald Coursley filed a complaint against our U.S. subsidiary, Lumenis Inc., in the Superior Court of Santa Clara, California for breach of written contract and for breach of implied covenant of good faith and fair dealing with respect to a Settlement Agreement executed by the parties in 2004. Dr. Coursley asserted that we breached the Settlement Agreement by failing to deliver parts and training to which he was entitled under suchagreement. He alleged damages in excess of $1 million. The matter was settled on April 20, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

Lawsuits against Alma Lasers.

On June 28, 2007, we filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. in the U.S. District Court for the Northern District of Illinois, claiming that Alma's light-based cosmetic treatment systems, including the Harmony platform, infringe seven of our U.S. patents. We also alleged that Alma’s activities constitute willful infringement of these patents. In this lawsuit, we are seeking an injunction against further infringement as well as monetary damages. The court stayed the action pending re-examination of the patents by the U.S. Patent and Trademark Office, requested by Alma. However, those re-examinations have been completed and the court lifted the stay on March 17, 2010 and the matter is proceeding to trial.

On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its four founders, Ziv Karni, Yoav Avni, Nadav Bayer, and Ivgeni Kodritzki, all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We have requested (i) relief from the court in the form of an injunction against the use of such core technology by Alma in its products and (ii) monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of our technology. We also requested from and obtained leave of the U.S. District Court where the infringement action referred to above was filed to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers, Inc. The complaints allege that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma founders departed from Lumenis, and that the designs and technology related to such components were misappropriated by one or more of Alma’s founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleges that Alma has earned significant revenues from the sale of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that Alma’s founders were recently paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology. On January 12, 2010, pursuant to a motion by Alma, the U.S. District Court ruled that Israel is the most appropriate jurisdiction for adjudication of the cause of action for misappropriation of trade secrets and dismissed such cause of action from the U.S. law suit. We intend to amend the complaint with the court in Israel to include Alma Laser Inc. in that action.

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

Assessment from the Israel Tax Authority, or the ITA.

In or about October 2005, we received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount, including subsequent interest and penalties, of NIS 340 million (approximately $91 million based on the September 16, 2009 exchange rate). The assessment was primarily based on an attempt by the ITA to disallow the exemption available for our Approved Enterprises under the Investment Law, which would then have subjected our income to the full statutory income tax rate in those years, by claiming that our audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of tax exempt earnings under our Approved Enterprise program for the same period. We were also in dispute with the ITA regarding tax assessment for the fiscal years ended December 31, 2002 and 2003, in respect of which we had not filed the statutory audited financial statements and tax returns. We contested the ITA’s assessments and, on September 16, 2009, the matter was settled to the satisfaction of the parties and dismissed accordingly. The terms of the settlement included a refund to us of NIS 24.7 million (approximately $6.6 million based on the September 16, 2009 exchange rate); the finalizing of our Israel tax assessments for the fiscal years 2000 through 2003 in an amount of NIS 8 million (($2.1 million based on the September 16, 2009 exchange rate); the waiver by us of our “carry-forward” tax losses from the fiscal years 2003 and earlier; and the receipt by us of Approved Enterprise status for all application made by us during the period 2000 through 2003.

Lawsuit by the Manufacturers Association of Israel.

On February 26, 2008, the Manufacturers Association of Israel, or the MAI, filed a lawsuit in the Tel Aviv Regional Labor Court in Israel against us, claiming NIS 450,000 (approximately $133,000 based on the June 23, 2008 exchange rate) plus interest and linkage to the Israeli Consumer Price Index, for payment of dues for the years 2003 through 2008, even though we are not a member of the MAI. The matter was settled on March 17, 2009, upon payment by us of a non-material amount, and the case was dismissed accordingly.

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

We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to Approved Enterprises and Privileged Enterprises, our payment of dividends may subject us to certain Israeli taxes to which we would not otherwise be subject. Furthermore, pursuant to the terms of financing agreements, we are restricted from paying dividends to our shareholders. In the event that we declare cash dividends, we may pay those dividends in shekels.

For a discussion of the applicable rates of withholding tax on dividends paid out of income derived from an Approved Enterprise or a Privileged Enterprise, see “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

B.     Significant Changes.

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.               THE OFFER AND LISTING.

A.     Listing Details.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices per share for our ordinary shares, as quoted on the Pink Sheets Electronic Quotation Service, or the Pink Sheets, until April 26, 2006, when our ordinary shares ceased to be quoted on any system. See “Markets” in Item 9.C below for further information.

Sales Prices
	High	Low
2005 Annual	$2.85	$1.30
2006 Annual	$2.68	$1.40
2007 Annual	-	-
2008 Annual	-	-
2009 Annual	-	-
2010 (to date)	-	-

Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges.

B.     Plan of Distribution.

Not Applicable.

C.     Markets.

Our ordinary shares were first listed and began trading on The NASDAQ National Market (now known as the NASDAQ Global Market) on January 24, 1996 under the ticker symbol “ESCMF”. On September 17, 1999, our shares began trading under the ticker symbol “ESM”, and on September 24, 2001, following approval by the Israel Registrar of Companies of our new name, Lumenis Ltd., our shares began trading under the ticker symbol “LUME”. On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the Pink Sheets, trading under the symbol “LUME.PK”. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act and, although on May 1, 2007, we filed a registration statement under the said Section 12 for the re-registration of our shares, which resulted in our ordinary shares once again becoming eligible for quotation or trading in the United States, our shares have not been listed on any national securities exchange or quoted on any system since April 26, 2006.

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

The Powers of the Directors.

Under the provisions of the Companies Law and our articles of association, the management of the business of the Company shall be vested in our board of directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members of our board in board meetings, see “Fiduciary Duties of Officer Holders — Approval of Related Party Transactions Under Israeli Law” in Item 6.C – “Board Practices” above and in this Item below.

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

Election of Directors.

Pursuant to our articles of association, our directors are elected by the holders of a simple majority of our ordinary shares present and voting at a general shareholder meeting. See Item 6.C - “Board Practices” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices - External Directors” in Item 6.C above.

In addition, any shareholder or group of shareholders of the Company holding at least twelve percent (12%) of the voting rights of the issued share capital of the Company, whom we refer to as a 12% Group, may request that our board of directors include in the agenda of the next general meeting in which directors are due to be elected to our board of directors, one (1) nominee designated by such 12% Group. The request must be delivered to the Secretary of the Company not later than 40 days and not more than one hundred and twenty (120) days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted to the shareholders if at least 75% of the then-serving directors resolve that his/her nomination is not in the best interests of the Company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all of the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

Viola-LM Partners L.P. holds 45.11% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech Investments Ltd. holds 34.52% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect 3 and 2 of our directors, respectively. However, our external directors can only be elected in compliance with the special approval requirements described in “Board Practices - External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

Annual and Special Meetings.

Our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

A special general meeting of shareholders may be convened by our board of directors, as it decides. In addition, our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one-quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

Notices.

Under our articles of association, notice of general meetings must be given to shareholders only to the extent required and in accordance with any mandatory provisions of the Companies Law and the regulations thereunder.

Quorum.

The quorum required for a general meeting of our shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one-third (1/3) of the voting rights of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of our board of directors determines. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and, in any other reconvened meeting, the quorum that is required is any two shareholders present in person or by proxy (regardless of how many shares held thereby).

Adoption of Resolutions.

Subject to the provisions of the Companies Law or as specifically set forth in our articles of association (for example, see “Election of Directors” in this Item above), a shareholders’ resolution, such as a resolution for an amendment to our articles of association, shall be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders meeting, in person or by proxy, and voting thereon. Under the Companies Law, a resolution to voluntarily wind up the Company requires approval by holders of 75% of the voting rights represented at a shareholders meeting, in person or by proxy, and voting on the resolution.

Rights to Share in the Company’s Profits.  Our shareholders have the right to share in our profits distributed as a dividend or via any other permitted distribution. See “Rights Attached to Shares — Dividend Rights”, in this Item above.

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

Limited Liability.  The Company is a limited liability company and, therefore, each shareholder’s liability for the Company’s obligations shall be limited to the payment of the par value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Limitations on Any Existing or Prospective Major Shareholder. See “Board Practices - Approval of Specified Related Party Transactions with Office Holder Under Israeli Law” in Item 6.C above.

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

The approval of the board of directors of each merging company is subject to such boards’ determination that considering the financial position of the merging companies, in its opinion no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations towards its creditors. Each company must notify its creditors about a contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as approval by the antitrust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

Pursuant to our 2000 Share Option Plan, and Israel 2003 Share Option Plan, in the event of a change of control, all options then held by our directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire number of ordinary shares underlying such options.

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

C.     Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A - “History and Development of the Company” above, Item 4.B - “Business Overview” above, Item 5.B – “Liquidity and Capital Resources” above or Item 7.B - “Related Party Transactions” above.

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

Israeli individual residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares (other than bonus shares or share dividends), which is withheld at the source at 20%, or 25% for a shareholder that is a “significant shareholder” at any time during the 12-month period preceding such distribution (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in our Company). Dividends paid from income derived from Approved and Privileged Enterprises are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce our shareholders’ tax liability.

Israeli resident corporations.

Under Israeli current tax legislation, the tax rate applicable to capital gains derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, recent changes in the law will have reduced and will continue to reduce the corporate tax rate from 26% in 2009 to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Currently our shares are not listed for trading on any stock market. In 2009, the tax rate applicable to capital gains derived by Israeli resident corporations from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our Company, was 25%; and the tax rate applicable for Israeli resident corporations on capital gains derived from the sale of publicly-traded shares of Israeli companies was the general corporate tax rate, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, were generally taxed at a rate of 25% on their capital gains from the sale of such shares.

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

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (which we refer to as the United States-Israel Tax Treaty), the sale, exchange or disposition of shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax. However, this exemption will not apply if (i) such resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. Under the United States-Israel Tax Treaty, a U.S. resident subject to Israeli capital gains tax would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the United States.

Non-Israeli residents (individuals and corporations) will generally be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange, or the TASE, or on a recognized stock exchange outside of Israel provided (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares are listed for trading on a designated stock market, (iii) the shares were purchased after being listed on the designated stock market, and (iv) such shareholders are not subject to the Inflationary Adjustment Law. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. We cannot assure you that our shares will be, or will thereafter remain, listed for trade on a stock market. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a temporary provision of the Israeli tax laws exempts certain treaty country residents from capital gains tax on the sale of shares in Israeli companies whose shares are not publicly traded on a stock market at the date of sale and were purchased between July 1, 2005 and December 31, 2008. In order for this exemption to apply, the following conditions need to be met:

1.	An application is to be submitted to the Israeli Tax Authority, or the ITA, at the same time as the reporting of the sale and capital gain;

2.	The capital gain does not derive from a permanent establishment of the seller in Israel;

3.
The seller is an individual and has been a resident of a country with which Israel has a tax treaty (e.g., the United States) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who were residents of a country with which Israel has a tax treaty (e.g., the United States) during the ten continuous years prior to the acquisition. Where the entity is listed on a non-Israel stock exchange, this condition is deemed met automatically in respect of “non-material” shareholders and unless it can be proved otherwise. “Material” is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

4.
The shares were not purchased from a related party and the provision of the part of the Israeli Income Tax Ordinance, or the ITO, that addresses capital gains or a certain tax exemption granted in connection with the issuance of shares in exchange for the transfer of ownership in a real estate property to the issuer, did not apply to such purchase of shares;

5.	The sale was reported to the tax authority in the country of the seller’s residence; and

6.	Within 30 days of the acquisition, the transaction was disclosed in full to the ITA.

We note that pursuant to a recent amendment to the ITO, sale of securities in an Israeli company  whose shares are not publicly traded on a stock market in Israel at the date of sale and were purchased after January 1, 2009, should be exempt from tax in Israel provided conditions 2 and 4 are met.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, which currently are not listed for trading on a stock market, at the rate of 20%/ 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The 25% tax rate is applicable for a non-Israeli shareholder who is a “significant shareholder” at the time of receiving the dividend or on any date in the 12 months preceding it (i.e., such person holds directly or indirectly, including jointly with others, at least 10% of any means of control in the Company). However, dividends paid on publicly traded shares to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 20% (whether the recipient is a “significant shareholder” or not), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

U.S. Federal Income Tax Considerations.

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, or the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or financial services entities;

•	are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;

•	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or

•	to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

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

If we were a PFIC, and a U.S. holder did not make a timely election either to treat us as a qualified electing fund or to mark our shares to market, as described below, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

•	the three previous years; or

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased person’s death but would instead be equal to the deceased’s basis, if lower.

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

A U.S. holder of PFIC shares that are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above (other than the rules for excess distributions, which would apply to the first year the election is made if we were a PFIC in a prior year and a QEF election were not made for the first year we were a PFIC) would not apply for periods covered by the election. At this time, however, our ordinary shares are not publicly traded, and therefore this election is not currently available to a U.S. holder of our ordinary shares.

Although we do not believe that we were a PFIC in 2009, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2010 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares.

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•
the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;

•
the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if the holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Those information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

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

In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in shekels and forecasted revenues denominated in Euro and Japanese yen. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and, along with the devaluation of the dollar, our results of operations may be adversely affected by such currency rate movements, notwithstanding such hedging program.

The tables below provide information as at December 31, 2009 regarding (a) our foreign currency-denominated monetary assets and liabilities and (b) our derivative instruments.

a.     Foreign currency denominated monetary assets and liabilities.

Position as at December 31, 2009:

	Total as at December 31, 2009	Settlement Date						Fair Value as at December 31, 2009
		2010	2011	2012	2013	2014	2015 and thereafter
	(U.S. $ in thousands)

Current Assets:
Shekels	10,829	10,829	-	-	-	-	-	10,829
Euro	15,740	15,740	-	-	-	-	-	15,740
Japanese yen	15,285	15,285	-	-	-	-	-	15,285
U.K. pound sterling	2,440	2,440	-	-	-	-	-	2,440
Chinese yuan	4,503	4,503	-	-	-	-	-	4,503
Other	54	54	-	-	-	-	-	54
Total	48,851	48,851	-	-	-	-	-	48,851

Long term Assets:
Shekels	3,206	-	18	18	18	-	3,152	3,206
Euro	1,440	-	350	714	358	9	9	1,440
Japanese yen	2,321	-	76	-	-	-	2,245	2,321
U.K. pound sterling	85	-	17	17	17	17	17	85
Chinese yuan	130	-	3	3	3	3	118	130
Other	109	-	7	7	7	7	81	109
Total	7,291	-	471	759	403	36	5,622	7,291

Current Liabilities:
Shekels	(9,828)	(9,828)	-	-	-	-	-	(9,828)
Euro	(6,259)	(6,259)	-	-	-	-	-	(6,259)
Japanese yen	(2,978)	(2,978)	-	-	-	-	-	(2,978)
U.K. pound sterling	(1,263)	(1,263)	-	-	-	-	-	(1,263)
Chinese yuan	(3,001)	(3,001)	-	-	-	-	-	(3,001)
Other	(1,724)	(1,724)	-	-	-	-	-	(1,724)
Total	(25,053)	(25,053)	-	-	-	-	-	(25,053)

Long term Liabilities
Shekels	(3,998)	-	-	-	-	-	(3,998)	(3,998)
Euro	(479)	-	-	-	-	-	-	(479)
Japanese yen	(4,608)	-	(1,049)	-	-	-	(3,559)	(4,608)
U.K. pound sterling	(79)	-	-	-	-	-	(79)	(79)
Chinese yuan	((94)	-	-	(94)	-	-	-	(94)
Other	(916)	-	-	-	-	-	(916)	(916)
Total	(10,174)	-	(1,049)	(94)	-	-	(9,031)	(10,174)

b.     Derivative Instruments.

Position as at December 31, 2009:

	Settlement Date
	2010	2011	2012	2013	2014	2015 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from derivatives relating to commitments in respect of future salaries, suppliers, and office and vehicle rentals to be paid (mainly in respect of expected proceeds)

In Shekels	220	-	-	-	-	-
In Euro	196	-	-	-	-	-
In Japanese yen	52	-	-	-	-	-
Total	468	-	-	-	-	-

We have floating rate debt of approximately $107.0 million as of December 31, 2009, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, which we refer to as the IRS Transaction, for $40.0 million, which is due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS Transaction, we will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest.

The fair value of the IRS Transaction was reflected in our long-term liabilities and the changes in its value were included in our other comprehensive income in 2008 and 2009. As of December 31, 2009, we recorded accumulated other comprehensive loss in the amount of $1.3 million from the IRS Transaction.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.
PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The Restructuring Agreement with the Bank contains covenants that require us to comply with certain financial ratios, the terms of which have been amended from time to time. Pursuant to the 2008 Bank Debt Amendment, the ratio of total debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, that we had covenanted to achieve for the four quarter period ending March 31, 2009 was 6.5. Although we were not in compliance with this covenant as at March 31, 2009, the Bank agreed to a waiver of compliance with the covenant in respect of such quarter. Under the 2009 Bank Debt Amendment, the existing financial covenants were again modified and, initially, the only financial covenant to which we are subject, commencing as of the end of the second quarter of 2009, is the requirement that we have available and accessible consolidated cash reserves of at least $20.0 million, with which we are in compliance. For additional details, see “Liquidity & Capital Resources - Restructuring of Bank Debt” in Item 5.B above.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On March 18, 2009, we issued an aggregate of 24,466,936 additional shares to our two major shareholders and certain assignees for no additional consideration, pursuant to the Post Closing Adjustment Provisions under the 2006 Purchase Agreement. For additional details, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” Item 7.B above.

ITEM 15.              CONTROLS AND PROCEDURES.

See Item 15T below.

ITEM 15T.           CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2009, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2009.

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

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission , or COSO, in “Internal Control - Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report.

(c) Changes in Internal Control over Financial Reporting.

Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) have concluded that there were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that each of Mr. Tali Idan and Mr. Eugene Davis, who serve on the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of the SEC’s Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 560(a)(2) of the NASDAQ Listing Rules.

ITEM 16B.           CODE OF ETHICS.

We have adopted a Code of Ethics for Senior Financial Officers, which we refer to as the Code of Ethics, that applies to our chief executive officer, principal financial officers, principal accounting officer or controller and other persons performing similar functions for us. The Code of Ethics supplements our Business Conduct Policy, which applies to all of our employees worldwide. Copies of the Code of Ethics and our Business Conduct Policy are filed as exhibits to this annual report and are incorporated herein by reference.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2009 and 2008, the fees billed to us and our subsidiaries by our principal accountants(1).

	Year ended December 31,
	2009	2008
	($ in thousands),
Audit fees (2)	$681	$1,166
Audit-related fees (3)	36	50
Tax fees (4)	320	525
All other fees (5)	-	-
Total	$1,037	$1,741

(1)
During 2008, we changed independent auditors, appointing Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, in place of Ziv Haft, a BDO member firm. The above comprises fees billed by Kost Forer Gabbay & Kasierer and other member firms of Ernst & Young Global Limited in 2009 and 2008, as well as fees billed by Ziv Haft and other member firms of BDO worldwide in 2008.

(2)
Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)
Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above

(4)	Tax fees are fees for services rendered by our principal accountant in connection with to tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Pre-approval Policies and Procedures

Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2009 or 2008 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

(a)(1)(i) Effective November 23, 2008, we mutually agreed with Ziv Haft, Certified Public Accountants (Israel), (a BDO member firm) (“Ziv Haft”) that Ziv Haft would not continue to act as our independent auditor following its audit of our consolidated financial statements for the year ended December 31, 2007.

(ii) The reports of Ziv Haft on our financial statements for each of the two fiscal years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) In keeping with the requirements of the Companies Law, our decision to change accountants was recommended and/or approved by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders.  Pursuant to the Companies Law, the opinion of our audit committee with regard to the non-renewal of the services of Ziv Haft was presented at our 2008 annual general meeting of shareholders held on November 23, 2008, which opinion was formulated after Ziv Haft was given an opportunity to present its position to such committee. Also pursuant to the Companies Law, Ziv Haft was invited to participate in such annual shareholders meeting and was provided the opportunity to present its position at the meeting.

(iv) During each of the two fiscal years ended December 31, 2007 and 2006 and through the interim period preceding the non-continuation of Ziv Haft's services, there were no disagreements with Ziv Haft on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ziv Haft, would have caused Ziv Haft to make reference to the subject matter thereof in connection with its reports.

(v) During each of the two fiscal years ended December 31, 2007 and 2006 and through the interim period preceding the non-continuation of Ziv Haft's services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of SEC Form 20-F occurred.

(2) Based on the recommendation and/or approval by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders (shareholder approval was obtained at our 2008 annual general meeting of shareholders held on November 23, 2008), Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global Limited, independent registered public accounting firm (“Kost Forer”), was engaged as our new independent auditor for the fiscal year ending December 31, 2008, effective as of November 23, 2008.  Prior to its engagement, we did not consult with Kost Forer regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of SEC Item 16F of Form 20-F.

(3) We have provided Ziv Haft with a copy of the disclosures that we have made in response to this Item 16F(a) and requested that Ziv Haft furnish us with a letter addressed to the SEC stating whether it agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements. Ziv Haft’s response letter is filed as Exhibit 15.4 to this annual report on Form 20-F.

ITEM 16G.    CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS.

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firms	F-2 to F-4
Consolidated Balance Sheets at December 31, 2009 and 2008	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	F-6
Statements of Changes in Shareholders’ Equity (Deficiency) for the Years Ended December 31, 2009, 2008 and 2007	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-8 and F-9
Notes to the Consolidated Financial Statements	F-10 to F-47

ITEM 19.             EXHIBITS.

Exhibit	Description
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

4.(b)2
Agreement dated December 25, 2008 between Engel Resources and Development Ltd. and Lumenis Ltd. (English Translation) relating to the extension of the Lease dated March 19, 1998 with respect to the Yokneam, Israel facility. *E (4.(b)2)

4.(b)3	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis Ltd. with respect to additional facility in Yokneam, Israel. *B (4.8)
4.(b)4	Lease dated as of July 19, 2006 between HDP Associates, LLC. and Lumenis Inc. with respect to the Santa Clara, California facility. *B (4.10)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)
4.(b)6
Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel. *D (4.(b)6)

4.(b)7	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003. *A (10.5)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *A (10.6)
4.(b)9	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *A (10.7)
4.(b)10
Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, File #000-27572, filed with the SEC on November 19, 2003.

4.(b)11	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)
4.(b)12	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)
4.(b)13	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)
4.(b)14	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)14)
4.(b)15	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)15)
4.(b)16	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. *E (4.(b)16)
4.(b)17	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)17)
4.(b)18	Amendment No. 4 to Restructuring Agreement dated January 24, 2010 between Lumenis Ltd. and Bank Hapoalim B.M. **
4.(b)19	Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P.*B (4.20)
4.(b)20
Form of Purchase Agreements dated June 21, 2009 between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd., (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. *E (4.(b)19)

4.(b)21
Registration Rights Agreement dated as of December 5, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. (now known as Viola-LM Partners L.P.) and Bank Hapoalim B.M. *B (4.23)

4.(b)22	Amendment No. 1 to Registration Rights Agreement dated June 25, 2009 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. and LM Partners L.P. (now known as Viola-LM Partners L.P.) *E (4.(b)21)
4.(b)23	Amended and Restated Warrant No. 5 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 9,411,300 ordinary shares on or before June 30, 2014. *E (4.(b)22)

4.(b)24	Amended and Restated Warrant No. 6 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 2,500,000 ordinary shares on or before June 30, 2014. *E (4.(b)23)
4.(b)25	Warrant No. 9 dated June 4, 2007 issued to LM Partners L.P. (now known as Viola-LM Partners L.P.) to purchase 11,936,707 ordinary shares on or before December 5, 2011. *E (4.(b)24)
4.(b)26	Warrant No. 10 dated June 4, 2007 issued to Ofer Hi-Tech Investments Ltd. to purchase 9,313,293 ordinary shares on or before December 5, 2011. *E (4.(b)25)
4.(b)27
Form of 2009 Warrant (Warrants Nos. 11 through 14) dated June 25, 2009 issued to (1) Ofer Hi-Tech Investments Ltd.; (2) LM Partners L.P. (now known as Viola-LM Partners L.P.); (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. to purchase an aggregate of 6,818,183 ordinary shares. *E (4.(b)26)

4.(b)28
Trust Agreement dated as of September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder, incorporated by reference to Exhibit 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on July 10, 2007.

4.(b)29
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

4.(c)5	Form of Indemnification Agreement for directors and certain members of senior management, as adopted December 2006. *B (4.6)
8	List of Subsidiaries. **
11.1	Lumenis Business Conduct Policy. *D (4.(c)7)
11.2	Lumenis Code of Business Ethics for Financial Officers. *D (4.(c)8)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, independent registered public accounting firm. **
15.2	Consent of Ziv Haft, a BDO member firm, independent registered public accounting firm. **
15.3	Consent of Blick Rothenberg, independent registered public accounting firm for Lumenis (UK) Limited until December 31, 2007. **
15.4	Letter dated April 6, 2010 of Ziv Haft, a BDO member firm, independent registered public accounting firm, required to be filed under Item 16F(a)(3) of this annual report. **
____________
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

*E
Incorporated by reference to said document filed as an exhibit to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, File #000-27572, filed with the SEC on June 30, 2009.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

LUMENIS LTD.

By:	/s/ Dov Ofer
Dov Ofer
Chief Executive Officer

Date: April 6, 2010

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 6, 2010	A Member of Ernst & Young Global

ZIV HAFT Certified Public Accountants (Isr.)	Head Office: Amot Bituach House Building B 46-48 Menachem Begin Road, Tel-Aviv 66184 Tel: +972 3 638 6868 Fax: +972 3 639 4320 E-mail: zivhaft@bdo.co.il www.bdo.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS LTD.

We have audited the consolidated statement of operations, changes in shareholders' equity (deficiency) and cash flows of Lumenis Ltd. and its subsidiaries (the "Company") for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the profit and loss accounts of a subsidiary, whose consolidated revenues constituted approximately 11.19% of total consolidated revenues for the year ended December 31, 2007. The profit and loss accounts of that subsidiary were audited by another auditor, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of that subsidiary, is based solely on the report of the other auditor.

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

In our opinion, based on our audit and the report of the other auditor, the consolidated financial statement present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
A BDO member firm

Tel-Aviv, Israel

June 25, 2008

Haifa Tel: 04-8680600, Fax: 04-8620866 Jerusalem: Tel: o2-6546200, Fax: 02-6526633	Kiryat Shmona Tel: 04-6951389, Fax: 04-6950004 Beer Sheva Tel: 08-654432, Fax: 08 6270008

12 York Gate
Regents Park
London NW1 4QS
United Kingdom
25 June 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

We have audited the profit and loss account of Lumenis (UK) Limited (the "Company") for the year ended 31 December 2007 (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statement presents fairly, in all material respects, the profit of the Company for year ended 31 December 2007, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/ Blick Rothenberg

LUMENIS LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,261	$20,419
Short-term bank deposits	15,088	-
Trade receivables (net of allowance for doubtful accounts of $ 3,701 and $ 4,178 at December 31, 2009 and 2008, respectively)	46,252	41,099
Prepaid expenses and other receivables	10,566	11,167
Inventories	38,091	54,782

TOTAL CURRENT ASSETS	136,258	127,467

FINISHED GOODS USED IN OPERATIONS, NET	3,124	3,350

PROPERTY AND EQUIPMENT, NET	6,146	7,641

GOODWILL	50,217	50,217

INTANGIBLE ASSETS, NET	145	665

SEVERANCE PAY FUND	3,019	2,493

OTHER ASSETS, NET	7,208	7,062

TOTAL ASSETS	$206,117	$198,895

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES
Payments under restructured debt	$9,734	$23,646
Trade payables	18,547	18,776
Other accounts payable and accrued expenses	35,052	34,512
Deferred revenues and customer advances	22,249	25,812

TOTAL CURRENT LIABILITIES	85,582	102,746

LONG-TERM LIABILITIES
Restructured debt	112,860	115,159
Accrued post-employment benefits	7,745	7,867
Deferred revenues	5,752	3,790
Other liabilities	14,627	10,579

	140,984	137,395

TOTAL LIABILITIES	226,566	240,141

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIENCY
Ordinary shares of NIS 0.1 par value;
Authorized: 900,000,000 at December 31, 2009 and 2008; Issued: 215,376,076 and 177,262,739 shares at December 31, 2009 and 2008, respectively and outstanding: 215,340,549 and 177,222,212 shares at December 31, 2009 and 2008, respectively	4,192	4,156
Additional paid-in capital	539,419	520,925
Accumulated other comprehensive income	13,674	14,096
Accumulated deficit	(577,632)	(580,321)
Treasury shares, at cost (35,527 shares at December 31, 2009 and 2008)	(102)	(102)

TOTAL SHAREHOLDERS' DEFICIENCY	(20,449)	(41,246)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$206,117	$198,895

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2008	2007

Revenues:
Products	$178,705	$205,469	$223,487
Services	47,391	50,996	44,342

Total revenues	226,096	256,465	267,829

Cost of revenues:
Products	88,002	113,158	118,899
Services	30,050	33,504	32,912

Total cost of revenues	118,052	146,662	151,811

Gross profit	108,044	109,803	116,018

Operating expenses:
Research and development	13,781	19,602	17,258
Selling and marketing	68,333	84,590	79,330
General and administrative	20,309	29,499	47,818
Impairment of goodwill	-	22,637	-
Restructuring and other related costs	3,927	1,420	-

Total operating expenses	106,350	157,748	144,406

Operating income (loss)	1,694	(47,945)	(28,388)
Financial expenses (income), net	1,457	(1,664)	(3,851)
Other expense, net	-	-	68

Income (loss) before taxes on income	237	(46,281)	(24,605)
Taxes on income (income tax benefit)	(2,452)	(2,065)	3,513

Net income (loss)	$2,689	$(44,216)	$(28,118)

Basic and diluted net earnings (loss) per share	$0.01	$(0.23)	$(0.16)

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	income (loss)	(deficiency)

Balance as of January 1, 2007	153,985,595	$3,579	$492,920	$(102)	$13,534	$(507,987)		$1,944
Changes during 2007:
Issuance of shares and warrants, net	23,218,616	576	24,319	-	-	-		24,895
Compensation related to employees stock option plan	-	-	1,530	-	-	-		1,530
Comprehensive loss, net:
Foreign currency translation adjustments	-	-	-	-	1,027	-	$1,027	1,027
Net loss	-	-	-	-	-	(28,118)	(28,118)	(28,118)

Total comprehensive loss, net							$(27,091)

Balance as of December 31, 2007	177,204,211	4,155	518,769	(102)	14,561	(536,105)		1,278
Changes during 2008:
Exercise of employees stock options	23,001	1	30	-	-	-		31
Compensation related to employees stock option plan	-	-	2,126	-	-	-		2,126
Comprehensive loss, net:
Unrealized losses on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	(1,597)	-	$(1,597)	(1,597)
Foreign currency translation adjustments	-	-	-	-	1,132	-	1,132	1,132
Net loss	-	-	-	-	-	(44,216)	(44,216)	(44,216)

Total comprehensive loss, net							$(44,681)

Balance as of December 31, 2008	177,227,212	4,156	520,925	(102)	14,096	(580,321)		(41,246)
Issuance of shares and warrants, net	38,108,202	36	14,826	-	-	-		14,862
Warrants granted to bank and modification of issued warrants (see also Note 9)	-	-	2,493	-	-	-		2,493
Exercise of employees stock options	5,135	-	5	-	-	-		5
Compensation related to employees stock option plan	-	-	1,170	-	-	-		1,170
Comprehensive income, net:
Unrealized gains on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	703	-	$703	703
Deferred pension items	-	-	-	-	47	-	47	47
Foreign currency translation adjustments	-	-	-	-	(1,172)	-	(1,172)	(1,172)
Net income	-	-	-	-	-	2,689	2,689	2,689

Total comprehensive income, net							$2,267
Balance as of December 31, 2009	215,340,549	$4,192	$539,419	$(102)	$13,674	$(577,632)		$(20,449)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income (loss)	$2,689	$(44,216)	$(28,118)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,129	6,795	6,517
Impairment of goodwill	-	22,637	-
Compensation related to employees stock option plan	1,170	2,126	1,530
Interest payments and debt adjustment (see Note 9)	(3,044)	(6,440)	(8,519)
Deferred income taxes, net	1,085	(4,188)	1,790
Decrease (increase) in trade receivables, net	(5,190)	15,230	(10,522)
Decrease (increase) in inventories	16,114	(3,744)	(1,991)
Decrease (increase) in finished goods used in operations	(2,845)	(458)	1,323
Decrease (increase) in prepaid expenses and other receivables	879	1,520	(1,329)
Decrease in trade payables	(58)	(13,382)	(5,961)
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues)	(428)	(8,725)	2,351
Increase (decrease) in accrued post-employment benefits, net	(841)	2,015	254
Increase (decrease) in other long term liabilities	2,589	426	1,987
Other, net	(292)	-	68

Net cash provided by (used in) operating activities	17,957	(30,404)	(40,620)

Cash flows from investing activities:
Purchase of property and equipment	(1,912)	(2,881)	(5,818)
Investment in short-term bank deposits	(15,000)	-	-
Proceeds from sale of property and equipment	-	-	24

Net cash used in investing activities	(16,912)	(2,881)	(5,794)

Cash flows from financing activities:
Issuance of share capital, net	14,867	31	24,895
Financing of building improvements provided by landlord	-	-	697
Repayments of long-term loans from bank	(10,148)	(5,000)	-

Net cash provided by (used in) financing activities	4,719	(4,969)	25,592

Foreign currency translation adjustments	78	250	(385)

Increase (decrease) in cash and cash equivalents	5,842	(38,004)	(21,207)
Cash and cash equivalents at the beginning of the year	20,419	58,423	79,630

Cash and cash equivalents at the end of the year	$26,261	$20,419	$58,423

Supplemental disclosure of cash flow activities:
Cash paid during the year for interest	$3,371	$6,440	$8,519

Cash paid during the year for taxes	$1,291	$390	$1,795

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2009	2008	2007

Non cash transactions:

Fair value of the modified bank warrants which was deducted from bank debt as part of restructuring (see Note 9)	$2,491	$-	$-

Fair value of cash fee which was deducted from bank debt as part of restructuring (see Note 9)	$526	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

Lumenis Ltd. together with its subsidiaries (the "Company") is an Israeli company engaged in research and development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. The Company offers a broad range of products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, neurosurgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, open angle glaucoma, secondary cataracts, angle-closure glaucoma and various retinal pathologies. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses.

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

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

a.
Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions including those related to account receivables and sales allowances, inventory write offs, goodwill, accrued warranty costs, legal contingencies, income taxes, retirement and post-retirement benefits (including the actuarial assumptions), as well as in estimates used in applying the revenue recognition policy, among others. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.
Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.
Financial statements in U.S. dollars

A majority of the Company's revenues is generated in U.S dollars. In addition, most of the Company's costs are denominated and determined in U.S. dollars. The Company's management believes that the U.S dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional currency of Lumenis Ltd. and certain subsidiaries is the U.S dollar.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters" (Pre-codification Statement of Financial Accounting Standards ("SFAS") No. 52). All transaction gains and losses resulting from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of the Company's subsidiaries whose functional currency is not the dollar have been translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

Accumulated other comprehensive income related to foreign currency translation adjustments amounted to $ 14,521 and $ 15,693 as of December 31, 2009 and 2008, respectively.

d.	Cash and cash equivalents Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.
Short-term bank deposits

Short-term bank deposits are deposits with maturities of more than three months and up to one year. As of December 31, 2009, the Company’s bank deposits were in U.S. dollars and New Israel Shekels and bore interest at a weighted average interest rate of 1.98%. Short-term deposits are presented at their cost, including accrued interest. As of December 31, 2008, the Company did not have short-term bank deposits.

f.
Inventories

Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials and Work in Progress (WIP): Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Finished Products: Material and Purchased Products - Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Labor and Overhead - Cost is determined on a standard cost basis utilizing the average cost over the production period, which approximates actual cost.

Inventory write-offs, based on management estimates, are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost, and are updated periodically.

During 2009, 2008 and 2007, the Company recorded write-offs for inventory no longer required in amounts of $ 2,563, $ 5,708 and $ 4,030, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Finished goods used in operations Finished goods used in operations represent finished products used for promotional purposes and are generally depreciated over a period of three years.

h.
Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Leasehold improvements	Over the shorter of the term of the lease or the life of the asset
Machinery and equipment	10 – 20
Computers and peripheral equipment	33
Office furniture and equipment	10 – 20 (mainly 14.3)
Motor vehicles	20

i.
Long-lived assets

The Company's property and equipment, finished goods used in operations and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" (Pre-codification SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If the carrying amount of an asset exceeds the fair value of such asset, an impairment charge is recognized with respect to the asset in the amount of such excess. During 2009, 2008 and 2007, no impairment losses were identified.

j.
Goodwill

Goodwill has been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired and is accounted for under ASC 350, "Intangible-Goodwill and Other" (Pre-codification SFAS No. 142). Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the Company to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be performed to compute the amount of the impairment.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2007, for the purposes of impairment testing of goodwill, the Company identified four reporting units. The four reporting units represented the four geographic regions in which the Company operates, namely: (i) the Americas; (ii) Europe (including the Middle East and Africa); (iii) China-Asia Pacific ("China/APAC"); and (iv) Japan.

With effect from January 1, 2008, as a result of the re-organization of the Company's reporting structure into business segments, the Company identifies three reporting units that represent the three business reporting segments in which the Company operates, namely: (i) Surgical (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, the Company reassigned the carrying amount of goodwill to each new business reporting segment based on such segment's relative fair value.

The basis for our reporting units determination for 2009 and 2008 and preceding periods for goodwill impairment testing was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 (Pre-codification paragraph 30 of SFAS No. 142) and ASC  350-20-55 (Pre-codification EITF Topic D-101).

For purposes of performing the first step of the ASC 350 impairment test, the Company estimated the fair value of each of the reporting unit using the Income Approach in the form of a discounted cash flow ("DCF") analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

In 2008, the first step of the impairment test, which used the DCF approach to measure the fair value of the Aesthetics reporting unit, indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value.  The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.  In the second step, the Company assigned the fair value of the Aesthetics reporting unit, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. Because the carrying amount of the Aesthetics reporting unit’s goodwill exceeded such implied fair value of goodwill by $ 22,637, in 2008, the Company recorded an impairment loss in such amount.

During 2009 and 2007, no impairment losses were recorded, as the fair value of all business units, as determined in the first step of impairment testing (see above), exceeded their carrying value.

k.
Revenue recognition

The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements" which requires that the following four criteria be met in order to recognize revenue:

1.	Persuasive evidence of an agreement exists;
2.	Delivery has occurred or services have been rendered;
3.	The selling price is fixed or determinable; and
4.	Collectability is reasonably assured.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company's products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company generally considers distributors as end-users.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, "Revenue Recognition" (Pre-codification SFAS No. 48) which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where the Company has not completed delivery of goods in accordance with the agreed-upon delivery terms.

Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company's accounting policy complies with the revenue determination requirements set forth in ASC 605-25, "Multiple Element Arrangements" (Pre-codification EITF No. 00-21), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

The primary type of transactions in which the Company engages for which ASC 605-25 is applicable pertains to sales agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

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

In respect of sale of products, installation of systems and training, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of the Company's systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system and therefore the Company recognizes revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation and training costs as appropriate.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Research and development costs Research and development costs are charged to the Company’s statement of operations as incurred.

m.
Accrued warranty costs

The Company generally warranties the majority of its products against defects and bugs for up to one-year, with certain products carrying a warranty for a more extended period of up to two years. The warranty period begins upon shipment, installation or delivery depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of a unit, which represents the remaining warranty on products sold based on historical warranty costs and management's estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2009	2008	2007

Balance at the beginning of the year	$6,352	$5,540	$5,079
Warranties issued during the year	6,205	7,020	9,805
Settlements made during the year	(6,813)	(6,208)	(9,344)

	$5,744	$6,352	$5,540

n.	Advertising expenses Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were approximately $ 500, $ 800 and $ 900, respectively.

o.
Accounting for income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (Pre-codification SFAS No. 109). This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10, "Income Taxes" (Pre-codification FASB Interpretation No. 48). Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

p.
Accrued post-employment benefit:

The majority of the Company's employees in Israel have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, the Company's employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded in the Company's balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company's liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

The Company recorded its liability for severance pay as if it was payable at each balance sheet date (the so called "shut-down method") in accordance with ASC 715, "Compensation-Retirement Benefits" (Pre-codification EITF No. 88-1).

Severance pay expenses for the years ended December 31, 2009, 2008 and 2007, were approximately $ 2,079, $ 3,578, and $ 2,365, respectively.

The Company has an unfunded defined benefit plan in respect of its employees in Japan. Such plan is a defined benefit plan and is unsecured.

Below are the measurement principles employed by the Company with respect to pension expenses for its Japanese employees:

1.	The net pension expenses for each accounting period consist of the following components:

a)	Current service costs - the actuarial increase in the pension liability relating to employee pension benefits in respect of the reporting period;
b)	Current interest costs - the increase in the pension liability due to the passage of time; and
c)	Actuarial losses (profits) recognized during the period, as described in (3) below.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
The net pension liability included in the balance sheet - computed on the basis of the liability at the beginning of the period, plus the current service costs and the current interest costs, less benefit payments.

3.
The difference, at the balance sheet date, between the pension liability, computed as stated in (2) above, and the actuarial liability at the same date reflects the balance of actuarial gains or losses which are deferred and are not immediately recognized in the financial statements.

These deferred actuarial gains or losses are calculated on an annual basis at the end of each year and are recorded in the statements of operations partially in the following year, if - and only if - at the end of the current reporting year, they amount to more than 10% of the greater of the following:

a)	the actuarial liability for pension payments; or
b)	the fair value of the pension fund assets.

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (7 years) of the Lumenis Japan employees, who are members of the plan.

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715, "Compensation- Retirement Benefits" (Pre-codification SFAS No. 87).

	December 31,
	2009	2008

Accumulated benefit obligation	$3,028	$2,656

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$3,054	$2,279
Service cost	496	465
Interest cost	49	41
Actuarial (gain)/loss	(47)	-
Currency exchange rate changes	(54)	568
Benefits paid	(25)	(299)

Projected benefit obligation at end of year	$3,473	$3,054

Net periodic benefit cost :
Service cost	$496	$465
Interest cost	49	41

Net periodic benefit cost	$545	$506

Amounts recognized in accumulated other comprehensive income :

Net actuarial loss	$(47)	$-

Accumulated other comprehensive income	$(47)	$-

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31,
	2009	2008	2007

Assumptions used to calculate amounts above:

Discount rate	1.10%	1.75%	1.75%
Rate of compensation increase	2.00%	2.00%	2.00%

Benefit payments are expected to be paid as follows:

December 31,
2009

2010	451
2011	365
2012	358
2013	494
2014	306
2015-2019	2,467

q.
Employees contribution plan

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 25%, but generally not greater than $ 16.5 per year (for certain employees over 50 years of age the maximum contribution is $ 22 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The Company matches 25% of employee contributions up to the plan limit of $ 1,000 per annum. In the years 2009, 2008 and 2007, the Company recorded expenses for matching contributions in amounts of $ 161, $ 218 and $ 219, respectively.

r.
Basic and diluted net earnings (losses) per share

Basic net earnings (losses) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (losses) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (Pre-codification SFAS No. 128).

In 2008 and 2007, all outstanding share options and warrants were excluded from the calculation of the diluted loss per share since the inclusion of such securities would have had an antidilutive effect.

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 17,868,200, 51,896,353 and 49,128,673 for the years ended December 31, 2009, 2008 and 2007, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The purchase agreement relating to the 2006 transaction described in paragraph (1) of Note 15, includes a provision under which the number of shares purchased pursuant to the said agreement, including shares issued upon the exercise of certain warrants, is subject to adjustment. Pursuant to these adjustment provisions, on March 18, 2009, the Company issued an additional 24,466,936 shares to the investors in the 2006 transaction (including their assignees), for no additional consideration. Although no additional shares were issued during 2008 and 2007 as a result of these adjustment provisions, expenses were paid or incurred in 2008 and 2007 that entitled the investors and their assignees to the vast majority of the additional shares issued in 2009. Therefore, in accordance with ASC 260, the Company has treated these additional shares as contingently issuable shares for which all necessary conditions had been satisfied and has included such shares in its calculation of the weighted average number of shares outstanding in 2008 and 2007 used in determining basic loss per share. The number of such contingently issuable shares included in the 2008 and 2007 weighted average number of shares used to calculate losses per share was 18,807,319 and 3,546,827, respectively.

s.
Equity based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" (Pre-codification SFAS No. 123R). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted under ASC 718 using the Black-Scholes option-pricing model that uses the weighted average assumption noted in the table below.

The weighted average fair value of options granted during the year, estimated by using the Black-Scholes option-pricing model, was $ 0.59, $ 0.33 and $ 0.29 for the years ended December 31, 2009, 2008 and 2007, respectively.

In applying the volatility element of the Black-Scholes option –pricing model to the Company’s shares, due to the de-registration of the shares in 2006, the expected volatility of the price of such shares is based on volatility of similar companies whose share prices are publicly available. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB No. 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2009	2008	2007

Volatility	79%	69%	65%
Risk-free interest rate	2.30%	2.35%	4.01%
Dividend yield	0%	0%	0%
Expected life	5 years	4.6 years	4.6 years

The Company's annual compensation cost for the years ended December 31, 2009, 2008 and 2007 totaled $ 1,170, $ 2,126 and $ 1,530, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2009, 2008 and 2007, was comprised as follows:

	Year ended December 31,
	2009	2008	2007

Cost of goods sold	$59	$70	$93
Research and development	46	75	106
Sales and marketing	202	236	287
General and administrative	863	1,745	1,044

Total equity-based compensation expense	$1,170	$2,126	$1,530

The total unrecognized compensation cost amounted to $ 908 at December 31, 2009, and is expected to be recognized over a weighted average period of approximately 1.06 years.

t.
Fair value of financial instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The fair value of foreign currency contracts and Interest Rate Swap (used for hedging purposes) is estimated by obtaining current quotes from banks.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 14).

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470 (see Note 9) does not approximate its fair value, which amounts to $ 107,000, based on discounted future cash flows.

u.
Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents which, include bank deposits, short-term bank deposits, trade receivables, interest rate swap and foreign currency derivative contracts.

The majority of the Company's cash and cash equivalents which include bank deposits and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are of high credit standing and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, Europe- Middle East- Africa ("EMEA") and the Far East, including Japan. The Company and its subsidiaries perform ongoing credit evaluations of their customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection, and a general provision has been provided with respect to the remaining balance based on historical experience and management judgment.

Allowance for doubtful accounts amounted to $ 3,701 and $ 4,178 as of December 31, 2009 and 2008, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Total doubtful debt expenses during 2009 and 2008 amounted to $ 280 and $ 640, respectively. The Company recorded total write offs of $ 815 and $ 67 in 2009 and 2008, respectively.

v.
Derivative instruments

ASC 815, "Derivative and Hedging" (Pre-codification SFAS No. 133), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Derivative instruments designated as hedging instrument:

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israeli Shekels ("NIS"). These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged. In addition, the Company hedges forecasted inter-company sales denominated in Euro with currency forwards. These forward contracts are designated as cash flow hedges, as well, as defined by ASC 815, and are all effective, based on third party valuation using the "Regression" method.

As of December 31, 2009, the amount recorded in accumulated other comprehensive gain from the Company's currency forward and option transactions is $ 416. Such amount will be recorded in the Company’s earnings during 2010. At December 31, 2009, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 23,045 and $ 9,219, respectively. The foreign exchange forward and options contracts will expire through January, 2011.

Interest hedging strategy - To hedge against the potential risks related to changes in interest rates, on March 4, 2008, the Company entered into an interest rate swap ("IRS") transaction with respect to a $ 40,000 loan, which is due in stages from the third quarter of 2009 until the end of the third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest. The fair value of the IRS was reflected in long-term liabilities and the changes in the fair value were included in other comprehensive income. The IRS hedge prior to June 30, 2009 bank loan restructuring was recorded against restructured loan amount, as no interest was recognized for such restructured debt (see Note 9). Subsequent to the June 30, 2009 bank loan restructuring, a pro-rata amount of the IRS hedge representing the ratio between the recorded interest expense on the debt based on ASC 470 and the actual interest payments on the debt is included as part of financial expense arising from the restructured debt.

Derivative instruments not designated as hedging instrument:

The Company enters into foreign exchange forward and options contracts to hedge a portion of its forecasted inter-company sales denominated in Japanese Yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company’s derivative instruments and related hedged items:

		Fair Value of Derivative Instruments
		Year ended December 31,
	Balance Sheet Location	2009	2008

Derivative Assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$416	$-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	64	-

Total		$480	$-

Derivative Liabilities:

Derivatives designated as hedging instruments:
Interest Rate Swap	Other long-term liabilities	$(1,011)	$(1,590)
Foreign exchange option and forward contracts	Other long-term liabilities	-	(7)

Total		$(1,011)	$(1,597)

	Gain (loss) Recognized in Other Comprehensive Income	Gain (loss) Recognized in Statements of Opertions
	Year ended December 31,		Year ended December 31,
	2009	Statements of Income Item	2009

Derivatives designated as hedging instruments:
Interest Rate Swap	$(280)	Financial expenses	$(250)
Foreign exchange option and forward contract	(423)	Operating expenses	(531)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	131

Total	$(703)		$(650)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.
Restructuring and other related costs

During 2009 and 2008, the Company implemented two cost reduction plans. In 2008, the Company announced that it was implementing a cost reduction plan that included the layoff of approximately 160 employees. In 2009, the Company announced another cost reduction plan that included the cessation of operations of a European subsidiary and vacating part of the premises of its U.S. subsidiary. The Company recorded charges of $ 3,927 and $ 1,420 in the years ended December 31, 2009 and 2008, respectively as a result of such processes. The Company has accounted for these restructuring plans in accordance with ASC 420, "Exit or Disposal Cost Obligation" (Pre-codification SFAS No. 146). At December 31, 2009, the 2008 plan was completed except for a labor dispute relating to one of the Company’s former employees. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the premises of the U.S. subsidiary.

	Employee termination benefits	Lease abandonment	Total

Balance as of January 1, 2008	$-	$-	$-
Charges	1,420	-	1,420
Cash outlays	(708)	-	(708)

Balance as of December 31, 2008	712	-	712
Charges	1,864	2,063	3,927
Leasehold improvement abandonment	-	(373)	(373)
Cash outlays	(2,204)	(736)	(2,568)

Balance as of December 31, 2009	$372	$1,326	$1,698

x.
Transfers of financial assets

ASC 860, "Transfers and Servicing" (Pre-codification SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the years ended December 31, 2009 and 2008, the Company had sold trade receivables to Israeli and Japanese financial institutions in total amounts of $ 1,186 and $ 4,636, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

The agreements pursuant to which the Company sells its trade receivables, are structured such that the Company: (i) transfers the proprietary rights in a receivable from the Company to a financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.
Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income" (Pre-codification SFAS No. 130). ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity (deficiency) during the period except those resulting from investments by, or distributions to, shareholders. The Company has determined that its items of comprehensive income (loss) relate to loss on hedging derivatives instruments, unrealized gain from foreign currency translation adjustments and deferred pension items.

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2009	2008	2007

Accumulated losses on derivative instruments	$(894)	$(1,597)	$-
Deferred pension items	47	-	-
Accumulated foreign currency translation differences	14,521	15,693	14,561

Total accumulated other comprehensive income, net	$13,674	$14,096	$14,561

z.
Capitalized software costs

The Company follows the accounting guidance specified in ASC 350-40, "Internal-Use Software" (Pre-codification AICPA Accounting Statement of Principle 98-1). The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software, once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over three years.

aa.
Reclassification

Certain 2008 and 2007 operational reclassifications have been reflected retroactively to provide improved visibility and comparability. For 2008 and 2007, these resulted in the reclassification of certain expenses from cost of good sold to sales and marketing expenses. In addition, certain expenses were reclassified from general and administrative expenses to other operating cost line items and to cost of good sold. The classifications had no effect on net operating loss and resulted in a net decrease to cost of good sold in the amount of $ 4,462 and $ 1,357 for the year ended December 31, 2008 and 2007, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.
Adoption of new accounting policies

In May 2009, the FASB issued ASC 855, "Subsequent Events" (Pre-codification SFAS 165). This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. ASC 855 is effective for fiscal years and interim periods ended after June 15, 2009. The Company adopted this standard effective June 15, 2009. The standard does not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 105, "Generally Accepted Accounting Principles" ("FASB Codification"), which was previously referred to as SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162". The FASB Codification is effective for interim and annual periods ending after September 15, 2009 and became the single official source of authoritative, non-governmental U.S. GAAP, other than guidance issued by the Securities and Exchange Commission. All other literature has become non-authoritative. The standard does not have a material impact on the Company’s consolidated financial statements and notes. The Company has updated its disclosures with the appropriate FASB Codification references for the year ended December 31, 2009.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), which provides additional guidance on how companies should measure liabilities at fair value. ASU 2009-05 clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). ASU 2009-05 also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered Level 1 fair value measurements. The Company adopted ASU 2009-05 effective October 1, 2009; such adoption did not have a material impact on the Company’s consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.
Impact of recently issued accounting standards still not effective for the Company as of December 31, 2009

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements (amendments to FASB ASC Topic 605, Revenue Recognition)" ("ASU 2009-13") and ASU No. 2009-14, "Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software)" ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. The mandatory adoption for the Company is on January 1, 2011. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company is currently evaluating the impact on its consolidated financial statements of such accounting standard updates.

On January 21, 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends ASC 820, "Fair Value Measurements and Disclosures", to require additional disclosures regarding fair value measurements. ASU 2010-06 requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 roll-forward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends ASC 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 roll-forward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The Company is currently evaluating the impact on its consolidated financial statements of such accounting standard updates.

In June 2009, the FASB issued an update to ASC 860, "Transfers and Servicing" (originally issued as FAS No. 166) which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual and interim periods beginning after November 15, 2009. Earlier application is prohibited. The update is effective for the Company starting January 1, 2010. The update is not expected to have a material effect on the Company’s consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER RECEIVABLES
	December 31,
	2009	2008

Advances to suppliers	$1,587	$3,951
Income/Corporate taxes	2,197	1,832
VAT and consumption tax	1,848	1,725
Prepaid expenses	1,898	1,605
Deposits and restricted cash	1,325	1,042
Fair value of financial derivatives	480	-
Other	1,221	1,012

Total prepaid expenses and other receivables	$10,566	$11,167

NOTE 4:-	INVENTORIES

	December 31,
	2009	2008

Raw materials	$12,958	$17,828
Work in process	459	217
Finished goods	24,674	36,737

Total inventories	$38,091	$54,782

NOTE 5:-	FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2009	2008

Finished goods used in operations	$15,035	$16,412
Accumulated depreciation	(11,911)	(13,062)

Net finished goods used in operations	$3,124	$3,350

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008
Cost:
Leasehold improvements	$5,139	$4,697
Machinery and equipment	13,327	13,016
Computer and peripheral equipment	16,129	15,313
Office furniture and equipment	3,598	4,264
Motor vehicles	115	132

	38,308	37,422
Accumulated depreciation	32,162	29,781

Property and equipment, net	$6,146	$7,641

Depreciation expense was $ 3,112, $ 3,126, and $ 2,719 in the years ended December 31, 2009, 2008 and 2007, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	GOODWILL

The Company's balance sheet reflects goodwill, which was obtained as a result of its acquisitions of Coherent Medical Company ("CMG") and HGM Medical Systems ("HGM") in 2001.

Changes in goodwill recorded in 2009 and 2008 were as follows:

Balance as of December 31, 2007	$72,451

Changes during 2008:

Differences due to foreign currency translation adjustments	403

Impairment of goodwill (See Note 2j.)	(22,637)

Balance as of December 31, 2008	50,217

Changes during 2009:	-

Balance as of December 31, 2009	$50,217

NOTE 8:-	INTANGIBLE ASSETS, NET

The Company's balance sheet reflects intangible assets that were obtained as a result of its acquisitions of CMG and HGM in 2001.

Intangible assets consisted of the following:

	December 31,
	2009	2008
Cost:
Purchased Technology	$29,229	$29,229
Product name	880	880
Covenant not to compete	878	878

	30,987	30,987
Accumulated amortization:
Purchased Technology	29,084	28,578
Product name	880	866
Covenant not to compete	878	878

	30,842	30,322

Unamortized balance	$145	$665

Aggregate amortization expense with respect to the Company’s intangible assets for the years ended December 31, 2009, 2008 and 2007 was $ 520, $ 944 and $ 1,493, respectively.

The Company expects to amortize the remaining balance of its intangible assets in 2010.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-
BANK DEBT

In December 2006, the Company restructured its outstanding debt to Bank Hapoalim B.M. via entry into a restructuring agreement (the "2006 Restructuring Agreement") with such bank.

On June 25, 2008, the Company entered into an amendment to the 2006 Restructuring Agreement (the "2008 Amendment") pursuant to which the bank effectively rescheduled principal repayments of $ 30,000 of the $ 40,000 principal that was due for repayment in June and December 2008. The said $ 30,000 was rescheduled to be paid as follows: $ 10,000 at June 2009, $ 10,000 at June 2010 and $ 10,000 at June 2011. Pursuant to the terms of the 2008 Amendment, the $ 25,000 forgiveness by the bank were also rescheduled such that the net repayment of $ 5,000 in June 2008 and the repayment of $ 5,000 in December 2008 were each to be accompanied by a forgiveness of $ 3,125 and the $ 10,000 repayments in each of 2009, 2010 and 2011 were each to be accompanied by a forgiveness of $ 6,250. The said $ 30,000 scheduled for repayment pursuant to the 2008 Amendment in 2009, 2010 and 2011 was to bear interest at the 3 month LIBOR rate plus 3.0%.

On June 30, 2009, the Company entered into a further amendment (the "2009 Amendment") to the 2006 Restructuring Agreement that amended the repayment schedule and interest rate provisions and modified a number of covenants in the 2006 Restructuring Agreement. The main provisions of the 2009 Amendment are set out below:

a.
Repayment schedule, expected forgiveness and interest rate:

Set forth in the table below are the new scheduled dates for repayment of the bank debt and the associated amounts expected to be forgiven upon future loan repayments:

	Repayment	Expected forgiveness

June 30, 2010	$8,000	$5,000
June 30, 2011	10,000	6,250
June 30, 2012	15,133	7,500
June 30, 2013	15,399	-
June 30, 2014	15,000	-
June 30, 2015	15,000	-
June 30, 2016	15,000	-
June 30, 2017	18,596	-

Totals before prepayment	$112,128	$18,750

Less prepayment of December 31, 2009 (*)	5,133	3,208

	$106,995	$15,542

The interest rates, as in effect prior to the 2009 Amendment were maintained at their previous level. However, an interest rate of three month LIBOR rate plus 5.25% was applied solely as regards to the period in respect of which repayment of any rescheduled amounts (or the proportionate part thereof) was postponed.

(*)
On December 31, 2009, the Company prepaid a portion of the loan in the amount of $ 5,133 that was to be paid on June 30, 2013, in accordance with an amendment to the 2006 Restructuring Agreement that was signed in January 2010.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

b.
Warrants held by the bank:

The terms of the warrants held by the bank were modified under the 2009 Amendment. One warrant agreement was amended so that the number of shares issuable thereunder was increased from 8,000,000 to 9,411,300 and the exercise price was reduced from $ 1.18 per share to $ 1.00 per share; and the second warrant agreement was amended so that the number of shares issuable thereunder was increased from 1,411,300 to 2,500,000 and the exercise price was increased from $ 1.18 per share to $ 1.40 per share. For both warrants the exercise period was extended to June 30, 2014. The change in the incremental fair value of the modified bank warrants was deducted from the carrying amount of the bank debt, in accordance with ASC 470-60, in an amount of $ 2,493. The fair value of the bank warrants was calculated by using the Black-Scholes model.

c.
Cash fees to the bank:

Under an earlier agreement, the Company agreed to pay a cash fee of $ 7,500 to the bank if the Company's share price reached $ 7 per share. Pursuant to the 2009 Amendment, the period during which the Company would be obligated to pay such fee was extended to March 31, 2017 or the date of repayment, in full, of the loan to the bank, if earlier.

As a provision of the 2008 Amendment, the Company agreed to a cash fee of $ 4,000 payable to the bank upon the earliest occurrence of any one of the following events: (a) the Company attains an annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the 2008 Amendment), in excess of $ 50,000; (b) the Company makes a public offering for the sale of its equity or convertible securities (excluding a public offering initiated by the bank if the shares are those of the bank); (c) the Company sells all or substantially all of its assets; (d) one or more of the investors under the purchase agreement relating to the 2006 transaction described in paragraph (1) of Note 15 and certain related parties transfer their shares in the Company to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; (e) if the aggregate holdings of the aforesaid investors in the Company’s outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $ 1.55 per share, (f) a spin-off of the Company’s assets representing at least 30% of its total assets; or (g) a voluntary repayment by the Company of at least 75% of the outstanding loan to the bank.

Pursuant to the 2009 Amendment, this $ 4,000 fee was increased to $ 6,000. In addition, as regards the provision relating to the Company attaining an annual EBIDTA of $ 50,000, the 2009 Amendment provides as follows:

1.	if the EBITDA for any year exceeds $ 25,000 but does not exceed $ 35,000 then the Company shall only be obligated to pay to the bank a cash fee of $ 2,000;

2.
if the EBITDA for any year exceeds $ 35,000 but does not exceed $ 45,000 then the Company shall be obligated to pay to the bank a cash fee of $ 4,000, or a further $ 2,000, if the Company has already paid $ 2,000 under (1) above; and

3.
if the EBITDA for any year exceeds $ 45,000 then the Company shall be obligated to pay to the bank a cash fee of $ 6,000, or the balance of the amount up $ 6,000 , if the Company has already paid $ 2,000 or $ 4,000 under (i) or/and (ii) above.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

d.
Financial covenants:

The existing financial covenants were modified under the 2009 Amendment. Initially, the only financial covenant to which the Company will be subject, commencing as of the end of the second quarter of 2009 and remaining in effect until the end of the second quarter of 2011, is the requirement that the Company have available and accessible consolidated cash reserves of at least $ 20,000. Effective from the end of the third quarter of 2011 until repayment of the bank debt, the Company will be required to comply with other financial covenants as further detailed in the 2009 Amendment.

In addition, the 2006 Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require the Company to refrain from:

•	encumbering any of our assets (other than those specifically permitted by the 2006 Restructuring Agreement);
•	incurring additional debt in excess of $ 30,000;
•	entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions;
•	entering into certain transactions with related parties; and
•	disposing of assets, except as permitted under the 2006 Restructuring Agreement.

The Company has considered the restructured bank debt under the criteria of, and has accounted for the restructured bank debt as, a troubled debt restructuring in accordance with ASC 470-60, "Debt-Troubled Debt Restructurings by Debtors" (Pre-codification SFAS No. 15), which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

The future cash flows related to interest payments as of December 31, 2008 were determined based on a rate of 2.90% in respect of the restructured debt and 4.4% in respect of the $ 30,000 amount rescheduled for payment under the 2008 Amendment.

As of December 31, 2008, the total future cash payments (principal and variable interest based on 3 month LIBOR as of such dates), in respect of the bank debt, amounting to $ 126,031, resulted in an adjusted unrecognized gain on restructuring in the amount of $ 12,774. However, pursuant to ASC 470-60, in light of the contingency arising from the floating LIBOR interest rate, the Company did not recognize a gain on the restructured debt.

During 2008, the Company repaid the bank a principal payment of $ 5,000. During 2008 and 2007 the Company paid interest to the bank in the amounts of $ 6,440 and $ 8,519, respectively. These principal and interest payments were deducted from the loan amount as required by ASC 470-60.

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the bank loan, which amounted to $ 136,522, and which compared to the carrying amount of bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $ 128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of the 2009 Amendment date and as of December 31, 2009 was an annual rate of 1.24% and 0.96%, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-
BANK DEBT (Cont.)

During 2009, the Company repaid the bank principal payments of $ 10,148 and interest payments in an aggregate amount of $ 3,372 of which an amount of $ 688 was recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amount was deducted from the loan amount as required by ASC 470.

The bank debt is secured by substantially all of the Company's assets - See Note 12.

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Compensation related	$10,878	$13,109
Income taxes	635	1,652
Legal costs	1,967	1,397
Warranties	5,744	6,352
VAT, sales and consumption taxes	1,493	1,156
Audit, accounting and tax services fees	1,177	860
Commissions (external) and other service provision	2,404	2,736
IT expenses	280	452
Rent and facilities	926	1,172
Royalties	1,791	792
Restructuring costs	1,698	712
Other	6,059	4,122

	$35,052	$34,512

NOTE 11:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2009	2008

Deferred tax liability (1)	$6,319	$5,107
Income taxes	6,354	3,376
Fair value of Interest Rate Swap (See Note 2u.)	1,011	1,597
Obligations to landlord for Santa Clara facility (2)	376	473
Other	567	26

	$14,627	$10,579

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the financial statements.

(2)
Pursuant to an amendment dated January 16, 2007 to the Company's lease agreement for its Santa Clara, California facilities, the Company agreed to repay the landlord with interest for certain building improvements, which were funded by the landlord, over the remaining period of the lease term. The Company has provided the landlord with a letter of credit to secure payment of such amounts. The long-term principal balance due under this amendment to the lease agreement as of December 31, 2009 and December 31, 2008 was $ 376 and $ 473, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2019. Lease and rental expenses for the years 2009, 2008 and 2007 amounted to $ 7,283, $ 7,226 and $ 7,266, respectively. Future minimum annual lease payments under operating lease agreements are as follows:

	Rental of premises	Lease of motor vehicles

2010	$5,353	$2,085
2011	4,825	1,247
2012	4,110	839
2013	2,951	16
2014	2,559	-
Thereafter	11,633	-

	$31,431	$4,187

b.
The Company has entered into an agreement with a real estate developer in Israel pursuant to which the developer has agreed to purchase land and build a new campus for the Company's facilities in Israel in exchange for the Company's agreement to enter into a ten year lease agreement with specified terms and conditions. The above schedule of future minimum lease payments includes annual payments of approximately $ 2,300 per annum from 2010 through 2019 in respect of such premises.

c.
The Company has outsourced its IT related services for an eight-year period beginning May 2005 for which it expects to incur payment obligations of approximately $ 3,600 to $ 4,000 annually through April 2013.

d.
In addition, as of December 31, 2009, the Company had outstanding guarantees and letters of credit with various expiration dates of approximately $ 3,600 principal amounts, of which approximately $ 2,300 related to facilities, $ 1,000 related to a single vendor and the remaining amount related mainly to car leases.

e.
Royalty payments:

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales at various rates, ranging from 2.0% to 9.0% of the net selling price of such products.

The Company is also obligated to pay to the Office of the Chief Scientist royalties of 3-5% on the sales of products for which participations were received. The Company incurred royalty expenses of $ 550, $ 678 and $ 344 in 2009, 2008 and 2007, respectively. Royalty-bearing participations not yet paid were approximately $ 2,400 at each of December 31, 2009 and 2008.

For the years ended December 31, 2009, 2008 and 2007, the Company incurred royalty expenses in amounts of $ 2,573, $ 2,704 and $ 3,045, respectively, recorded in cost of goods sold.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

f.
Legal contingencies:

The Company is a party to various legal proceedings incidental to its business. Based upon the status of such cases, as determined with the advice of counsel, and management's assessment and consideration of relevant insurance coverage, management has recorded provisions for amounts judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

Administrative Subpoena from U.S. Department of Commerce

In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company's U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. The Company cooperated fully with the U.S. Government's investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company's outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department, where the matter is now under review. The Commerce Department's determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Miscellaneous Lawsuits

The Company is also a defendant in various product liability lawsuits in which its products are alleged to have caused personal injury to certain individuals who underwent treatments using the Company's products, and is furthermore subject to certain efficacy claims alleging that the Company is in breach of contract with certain customers. The Company is also a party to various employment claims in some of the regions in which it operates. The Company is defending itself vigorously, maintains insurance against the product liability claims and believes that these claims individually or in the aggregate are not likely to have a material adverse effect on the Company's business, consolidated financial condition, results of operation or cash flows.

The Company's accrual recorded provisions for legal settlements is sufficient in management’s view, based on legal advisors.

g.
Pledges and securities:

The Company’s bank debt is secured by a lien on substantially all of the Company's assets, certain fixed charges over the Company's assets and subsidiaries (including intellectual property), certain pledges of the stock of its subsidiaries and certain subsidiary guarantees securing such debt.

h.	Bank covenants: See Note 9d.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	FINANCING EXPENSES (INCOME), NET

	Year ended December 31,
	2009	2008	2007

Bank charges	$832	$753	$801
Interest expense (*)	938	-	-
Exchange rate (gain) loss, net	(137)	(1,532)	(1,562)

Total expenses (income)	1,633	(779)	(761)
Interest income	(176)	(885)	(3,090)

Total financing expenses (income), net	$1,457	$(1,664)	$(3,851)

(*)
As discussed in Note 9 - Bank Debt, as a result of the Company's bank debt restructurings in December 2006 and June 2008 and in accordance with ASC 470-60, interest on the Company's debt has been charged directly to the loan. Accordingly, interest payments in 2007 and 2008 were recorded against the bank debt liability and not as interest expense. Commencing with the 2009 Amendment to the 2006 Restructuring Agreement, the Company recorded interest expenses in accordance with the new effective interest rate pursuant to ASC 470-60. In addition the interest includes interest rate swap settlement expense.

NOTE 14:-
FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its foreign currency derivative contracts and its interest rate swap derivative liability at fair value using the market approach valuation technique. Foreign currency derivative contracts and fair value of the interest rate swap derivative liability are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2009 were presented on the Company’s consolidated balance sheet as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$480	$-	$480	$-

Total assets	$480	$-	$480	$-

Liabilities:

Interest Rate Swap	$1,011	$-	$1,011	$-

Total liabilities	$1,011	$-	$1,011	$-

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL Private placements

a.
In December 2006 and in June 2007, the Company raised $ 120,000 and $ 30,000, respectively from two major shareholders (the "Investors"). The amount of shares purchased by the Investors and their assignees in 2006, including shares issued upon the exercise of their 2006 Warrants, are subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company's insurance coverage, in connection with a concluded investigation by the SEC, securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the 2006 transaction (the "Relevant Amounts"). Adjustments for this purpose are made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration. Pursuant to these adjustment provisions, on March 18, 2009 the Company issued 24,466,936 shares to the Investors and certain assignees. In addition, an adjustment was made to the exercise price under certain of the warrants issued to Investors in the 2006 transaction to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of such warrants was reduced to $ 1.0039 per share (subject to further adjustment)

b.
On June 25, 2009, the Company consummated a $ 15,000 equity financing, pursuant to several share purchase agreements (the "2009 Purchase Agreements") entered into with each of Viola-LM Partners L.P., Ofer Hi-Tech Investments Ltd. and a new external investor investing through two parallel funds, which provided for the sale and issuance by the Company to such investors of an aggregate of 13,636,364 of the Company's ordinary shares at a price of $ 1.10 per share. The 2009 Purchase Agreements also provided for the grant by the Company to such investors of five-year warrants to purchase an aggregate of 6,818,183 of the Company's ordinary shares at an exercise price of $ 1.30 per share. The Company classified the warrants granted as equity instruments in accordance with ASC 815 (Pre-codification EITF 00-19 and EITF 07-5).

Stock Option and Share Incentive Plans

The Company has four Stock Option and Share Incentive Plans, described below, under which employees, officers, non employee directors and non-employees of the Company and its subsidiaries may be granted options to purchase ordinary shares of the Company, all of such plans are administered by the Company's board of directors. Options granted under these plans may not expire later than ten years from the date of grant.

Options granted under all stock incentive plans that are cancelled or forfeited before expiration become available for future grant.

1999 Share Option Plan (the "1999 Plan")

The Company's 1999 Plan permitted the grant, through November 2009, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. Although no further grants may be made under this plan, existing awards continue in full force in accordance with the terms under which they were granted.

2000 Share Option Plan (the "2000 Plan")

The Company's 2000 Plan, as most recently amended in September 2006, permits the grant, through July 2011, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. As of December 31, 2009, 11,500,000 ordinary shares are reserved for option grants under such plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-
SHARE CAPITAL (Cont.)

Israel 2003 Share Option Plan (the "2003 Israel Plan")

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. As of December 31, 2009, 2,000,000 ordinary shares are reserved for option grants under such plan.

2007 Share Incentive Plan (the "2007 Plan")

In January 2007, the Company's board of directors approved and adopted the 2007 Plan. The Company's employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan. The 2007 Plan provides for the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). As of December 31, 2009, 11,500,000 ordinary shares are reserved for option grants under such plan. During 2009, the Company granted only stock options out of the 2007 Plan.

A summary of the status of the Company’s option plans as of December 31, 2009 and changes during the year ended on that date is presented below.

	Year ended December 31, 2009
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	18,957,499	$3.71
Changes during the year:
Granted	803,000	$1.07
Exercised	(5,135)	$1.31
Forfeited or cancelled	(2,293,774)	$1.99

Options outstanding at end of year	17,461,590	$3.77	$0.06

Options vested and expected to vest at end of year	15,366,199	$3.77	$0.06

Options exercisable at end of year	12,955,393	$4.66	$0.05

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $ 0.59, $ 0.33 and $ 0.29, respectively. The weighted-average fair value of the options vested during the year ended December 31, 2009 was $ 0.50. The total intrinsic value for the options exercised during the years ended December 31, 2009, 2008 and 2007 was $ 0 (in each such year).

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.) The options outstanding as of December 31, 2009, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price
$		years	$		years	$

0.91 - 1.49	11,837,109	4.43	1.02	7,430,912	4.14	1.04
1.50 - 2.99	1,071,415	2.66	1.89	1,071,415	2.66	1.89
3.00 - 4.99	219,666	2.37	3.74	219,666	2.37	3.74
5.00 - 6.99	460,775	0.01	5.07	460,775	0.01	5.07
7.00 - 8.99	1,129,603	0.04	8.53	1,129,603	0.04	8.53
9.00 - 10.99	1,847,294	1.19	10.88	1,747,294	1.20	10.88
11.00 and above	895,728	1.67	20.98	895,728	1.67	20.98

	17,461,590			12,955,393

On January 30, 2007 and April 18, 2007, the Company granted its Chief Executive Officer options to purchase an aggregate of 4,896,959 shares under the 2007 Plan. As part of the Chief Executive Officer's employment agreement, the initial exercise price per share of the options ($ 1.0722) is subject to adjustment to an exercise price per share equivalent to the effective price per share paid by the Investors under the purchase agreement relating to the 2006 transaction described above in Note 15, as adjusted to take account of the issuance of additional shares pursuant to the adjustment mechanism under the agreement. Based upon the share adjustment, and subject to further adjustment, the exercise price was reduced to $ 0.9126 per share. The Company recognizes compensation expenses related to these options according to the accelerated attribution method.

NOTE 16:-	INCOME TAXES

a.
Measurement of taxable income:

Under Israeli law (the Income Tax (Inflationary Adjustments) Law, 1985), until 2007, the Company’s results for tax purposes were adjusted annually as a result of changes in the Israeli Consumer Price Index (CPI).

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to such law that limits its scope starting in 2008, and thereafter. Starting in 2008, the Company's results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

In accordance with ASC 740-10-25-3 (formerly paragraph 9(f) of SFAS No. 109), the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

b.
Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company", as defined by the Israel's Law for the Encouragement of Industry (Taxes), 1969, and, as such, the Company is entitled to certain tax benefits, mainly: amortization of costs relating to know-how and patents over eight years; accelerated depreciation; and the right to deduct public issuance expenses for tax purposes.

c.
Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Certain of the Company's investment programs have been granted "Approved Enterprise" status under the Law. According to the provisions of the Law, the Company has elected the "alternative benefits" program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company’s and its subsidiaries' facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

If the net retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program under the law (currently, such tax rate is 25% of any gross dividend).

As of December 31, 2009, the Company had approximately $ 188,000 derived from tax-exempt profits earned by its "Approved Enterprises" prior to 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's "Approved Enterprises".

Income of the Company from sources other than an "Approved Enterprise" during the period of benefits will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") that has significantly changed the provisions of the Law (the "Old Law"). Generally, investment programs of the Company that already obtained an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the "Investment Center") prior to the effective date of the Amendment will continue to be subject to the Old Law's provisions. With respect to the Law’s "alternative benefit" program, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a "Privileged Enterprise", rather than an "Approved Enterprise", as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise status.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the "Programs"). Out of the Programs, the Company's benefit period related to its first, second, third and fourth investment programs has ended; therefore, the Company's income attributable to these investment programs is no longer entitled to tax benefits. The tax benefits attributable to the Company's current Approved Enterprises are scheduled to expire in phases by 2014.

In 2009, the Company submitted to the Israel Tax Authority ("ITA") an announcement that it chose 2008 as the Year of Election of its "Privileged Enterprise" under the Amendment. The period of tax benefits for a new Privileged Enterprise for the company did not commence, however, due to the Company’s then-current losses. The tax benefits attributable to the Company's current Privileged Enterprises are scheduled to expire in 2019.

d.
Tax assessments:

The Company was issued assessments for tax years 2000 and 2001 by the ITA in the amount of approximately $ 81,000, including interest and penalties. In addition the Company was in dispute with the ITA regarding tax assessment for the fiscal years ended December 31, 2002 and 2003, in respect of which the Company had not filed the statutory audited financial statements and tax returns. The Company contested the ITA’s assessments and, on September 16, 2009, the matter was settled to the satisfaction of the parties and dismissed accordingly. The terms of the settlement included the finalizing of the Company's Israel tax assessments for fiscal years 2000 through 2003 in an amount of $2,100, which resulted in a refund to the Company of $ 6,600. In addition, the Company waived its tax losses from the fiscal years 2003 and earlier.

The Company files income tax returns in various jurisdictions with varying statutes of limitations.  The Company has reached agreements with the ITA to settle all tax years through 2003. Also two of its subsidiaries in Israel which merged into the Company on December 31, 2006 have reached an agreement with the ITA for all years through 2006 with no additional tax due. The Company's U.S. subsidiaries are open for assessment for tax years 2001-2009. The Company's former European headquarters subsidiary in the Netherlands has received final tax assessments for all years through 2006 with no taxes due. The Company's subsidiary in Germany has received final tax assessments for all years through 2003 with no taxes due and currently is under tax examination for the years 2004-2007. The Company's subsidiary in Japan has received final tax assessments for 2008. The Company’s subsidiaries in Honk Kong and China are open for assessment since incorporation 2003 and 2006, respectively.

e.
Corporate tax rates in Israel:

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2009 – 26% and in 2010 and thereafter – 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

f.
Net operating loss carry-forwards:

As of December 31, 2009, the Company had carry-forward operating and capital tax losses totaling approximately $ 176,000 and $ 52,144, respectively, out of which approximately $ 160,000 and $ 52,144 of losses, respectively are attributed to Israel, which can be carried forward indefinitely and $ 6,000 are attributed to the U.S. subsidiary, which can be carried forward until 2020.

Due to an approved merger of two of its former Israeli subsidiary companies, the net operating losses prior to the merger (effective as of December 31, 2006) will be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. The use of the tax loss carry-forward from the effective approved merger date and prior years is limited to the lesser of:

    12.5% of the aggregate net operating loss carry-forwards of the merged companies prior to the effective date of the merger; and

    50% of the combined company's taxable income in the relevant tax year.

The above-noted limitation on the use of carry-forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger.

g.
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008

Deferred tax assets:
Net operating loss carry-forward	$43,397	$49,672
Accrued employees costs	1,315	1,857
Reserves and allowances	7,110	10,965
Intangibles	6,106	8,204
Other	4,828	7,184

Deferred tax assets before valuation allowance	62,756	77,882
Valuation allowance	(59,027)	(74,280)

Deferred tax assets	$3,729	$3,602

Deferred tax liabilities:
Goodwill	$(6,319)	$(5,107)

Deferred tax liabilities	$(6,319)	$(5,107)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the financial statements.

h.	A reconciliation of the Company's effective tax expense (benefit) to the Company's theoretical statutory tax expense (benefit) is as follows:

	Year ended December 31,
	2009	2008	2007

Loss before taxes on income, as reported in the consolidated statements of income	$237	$(46,281)	$(24,605)

Statutory tax rate in Israel	26%	27%	29%

Theoretical tax benefit	$62	$(12,496)	$(7,135)
Losses and other items for which a valuation allowance was provided	1,042	6,644	9,005
Impairment of goodwill	-	3,350	-
Taxes in respect for prior years	(4,481)	(672)	(317)
Non-deductible expenses	472	921	438
Other	453	188	1,522

Actual tax expense (benefit)	$(2,452)	$(2,065)	$3,513

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic	$(3,193)	$(34,726)	$(34,063)
Foreign	3,430	(11,555)	9,458

	$237	$(46,281)	$(24,605)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2009	2008	2007

Current	$(3,537)	$2,123	$1,723
Deferred	1,085	(4,188)	1,790

	$(2,452)	$(2,065)	$3,513

Domestic	$(4,470)	$(204)	$1,051
Foreign	2,018	(1,861)	2,462

	$(2,452)	$(2,065)	$3,513

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

k.	Uncertain tax positions: A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2009	2008

Opening balance	$11,732	$10,458
Increases related to prior year tax positions	224	590
Decreases related to prior year tax positions	(85)	(193)
Increases related to current year tax positions	382	926
Settlements	(5,569)	-
Decreases related to lapses of statute of limitations	(151)	(49)

Closing balance	$6,533	$11,732

The balance of total unrecognized tax benefits at December 31, 2009, is $ 6,533 that, if potentially recognized, would affect the effective rate in the Company’s statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. During the years ended December 31, 2009 and 2008, the Company recorded $ 416 and $ 546, respectively, for interest and penalties expenses related to uncertain tax positions. The accrued interest and penalties at December 31, 2009 and 2008 is $ 3,436 and $ 3,456, respectively.

NOTE 17:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2009	2008	2007
Numerator:
Net income (loss) available to shareholders of Ordinary shares	$2,689	$(44,216)	$(28,118)
Denominator:
Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	208,705,900	196,066,692	170,926,604
Effect of dilutive securities:
Employee stock options	82,128	*) -	*) -
Warrants	613,909	*) -	*) -
Denominator for diluted net earnings per share - adjusted weighted average number of shares	209,401,937	196,066,692	170,926,604

*)         Antidilutive.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.
General:

The Company has determined that it operates under three reportable segments in accordance with ASC 280, "Segments Reporting" (Pre-codification SFAS No. 131), namely, the development, manufacturing, marketing sale and service of laser and light based systems and appliances for:

•	Surgical applications, primarily ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, and neurosurgery.
•
Aesthetic applications, primarily dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne and treatment of burns and scars.

•	Ophthalmic applications, primarily open angle glaucoma, secondary cataracts, angle-closure glaucoma and various retinal pathologies.

In addition, the Company conducts business globally and is managed on a geographic basis of four separate geographic units, as follows: the Americas, Europe (including the Middle East and Africa), China/APAC and Japan.

b.	Financial data relating to reportable operating segments:

1.
The following financial information is the information that management uses for analyzing the Company’s results. The figures are presented on a consolidated basis as presented to management. In 2007, the Company's reporting segments were based on geographical unit (see c. below). Commencing January 2008, following the re-organization of the Company’s operations, the Company presents segment information based on its reporting business units. For 2007, the Company presents only revenues based upon those business units. Other information for 2007 as required by ASC 280 is not presented by the Company, as it is impracticable to do so.

	Year ended December 31, 2009
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$79,253	$86,066	$60,777	$-	$226,096

Gross margin	$41,845	$40,937	$25,322	$(60)	$108,044

Operating expenses	37,075	39,034	24,684	1,630	102,423
Restructuring expenses	-	-	-	3,927	3,927

Operating income (loss)	$4,770	$1,903	$638	$(5,617)	$1,694

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2008
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$88,941	$108,342	$59,182	$-	$256,465

Gross margin	$42,116	$46,946	$20,820	$(79)	$109,803

Operating expenses	43,983	56,386	30,322	3,000	133,691
Impairment of goodwill	-	22,637	-	-	22,637
Restructuring expenses	-	-	-	1,420	1,420

Operating income (loss)	$(1,867)	$(32,077)	$(9,502)	$(4,499)	$(47,945)

	Year ended December 31, 2007
	Surgical	Aesthetic	Ophthalmic	Consolidated

Revenues	$82,182	$126,172	$59,475	$267,829

*)
Unallocated expenses are primarily related to restructuring expenses, stock-based compensation expenses and amortization of intangible assets. For sake of comparison prior years unallocated expenses in the amount of $ 41,030 were reallocated to each reporting segment.

2.	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2009
	Surgical	Aesthetic	Ophthalmic	Consolidated

Assets *)	$30,691	$33,769	$29,298	$93,758
Goodwill	16,581	33,636	-	50,217
Expenditures in respect of long- lived assets	585	587	740	1,912
Depreciation and amortization	1,898	2,378	1,816	6,092

	Year ended December 31, 2008
	Surgical	Aesthetic	Ophthalmic	Consolidated

Assets *)	$36,861	$38,646	$32,030	$107,537
Goodwill	16,581	33,636	-	50,217
Expenditures in respect of long -lived assets	882	1,059	940	2,881
Depreciation and amortization	2,194	2,983	1,542	6,719

*)	Assets include: trade receivables, inventories, finished goods used in operations, property and equipment and other intangibles.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

c.	Geographic information:

	Year ended December 31, 2009
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$98,821	$45,206	$39,012	$43,057	$226,096
Total long-lived assets	$40,247	$17,785	$426	$1,174	$59,632

	Year ended December 31, 2008
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$115,201	$62,329	$37,347	$41,588	$256,465
Total long-lived assets	$40,914	$19,420	$463	$1,076	$61,873

	Year ended December 31, 2007
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$129,148	$68,686	$33,804	$36,191	$267,829
Total long-lived assets	$53,887	$7,107	$10,844	$13,698	$85,536