Form 20-F
period 2010-12-31
LUMENIS LTD
filed 2011-03-30
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2010
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

215,340,549 Ordinary Shares, NIS 0.1 par value, excluding 35,527 treasury shares, at December 31, 2010.

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

Yes ☐                   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                         Accelerated filer ☐                                Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

•
those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Lumenis”, the Lumenis logo and all product names and trade names used by us in this annual report are our trademarks and service marks in which we have proprietary rights and that may be registered in certain jurisdictions. These trademarks and service marks are important to our business. Although we have omitted the “®” and “tm” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved.

CERTAIN TERMS

In this annual report, unless the context otherwise requires:

•
references to “Lumenis”, the “Company”, the “Registrant”, “us”, “we” and “our” refer to Lumenis Ltd., an Israeli company, and, unless the context indicates otherwise, its consolidated subsidiaries and companies acquired by it;

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.1 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.     Selected Financial Data.

The selected financial data set forth in the table below has been derived from our audited historical consolidated financial statements for each of the years from 2006 through 2010. The selected consolidated statement of operations data for the years 2008, 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2006 and 2007, and the selected consolidated balance sheet data at December 31, 2006, 2007 and 2008, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except for per share data)
Net revenues	$237,730	$226,096	$256,465	$267,829	$264,378
Operating income (loss)	12,071	1,694	(47,945)	(28,388)	(25,891)
Net income (loss)	5,745	2,689	(44,216)	(28,118)	(50,318)
Net earnings (loss) per share - basic and diluted	0.03	0.01	(0.23)	(0.16)	(1.10)

		Consolidated Balance Sheet Data As of December 31,
		2010	2009	2008	2007	2006
		(In thousands)
Total assets		$216,427	$200,780	$194,075	$263,600	$273,757
Capital stock		4,192	4,192	4,156	4,155	3,579
Shareholders' equity (deficiency)		(12,940)	(20,449)	(41,246)	1,278	1,944

Weighted average number of shares used in computing income (loss) per share (in thousands)
	- basic	215,341	208,706	196,067	170,927	45,637
	- diluted	219,719	209,402	196,067	170,927	45,637

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

Adverse economic conditions in markets in which we operate can harm our business. Global financial markets experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions, slower economic activity, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. Many economies around the world, including the economies of most of the principal geographic markets for our products, gradually emerged from recession. However, uncertainty remains as to the strength of the economic recovery, and concerns remain regarding the impact of renewed inflation and increased energy costs. During uncertain economic times and in tight credit markets, many of our customers and distributors may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for leasing, and may delay or reduce technology purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our higher priced products can be particularly vulnerable to economic uncertainty, since the end users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, in tight economic times where budget deficits are commonplace, hospitals and similar institutions may be less willing or unable to provide the requisite budget for the purchase of our products. For example, many hospitals in the United States implemented a near freeze on the purchase of expensive capital equipment.

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

The customers for our medical products include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and, in the United States, from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products, or changes in third-party coverage and reimbursement policies, could have a material adverse effect on our sales, results of operations and financial condition.

The markets in which we sell our products are intensely competitive, and increased competition could cause reduced sales levels, reduced gross margins or the loss of market share, and materially harm our business, financial condition and results of operations.

Competition in our markets is intense and we expect it to increase. Competition arises from laser and other light-based products, as well as from other treatment modalities and alternate technologies (not based upon light-based technology). We also face competition from companies selling accessories to, and offering services for, our products, as well as companies selling devices, particularly in the aesthetic market, for home use. Competitors range in size from small, single product companies to large, multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Some of these competitors may have greater name recognition, broader product lines, larger customer bases, more extensive relationships with customers and the ability to devote greater resources than we can to the development, promotion, sale and support of products. We also face competition from emerging manufacturers from countries with low-cost economies.

Our major direct competitors in our principal markets are: in the surgical market, AMS (through its acquisition of  Laserscope), Deka Laser Technologies, Dornier MedTech and SSI Laser Engineering; in the aesthetic market, Alma Lasers, Cutera, Cynosure, Deka Laser Technologies, Lutronic Corporation, Palomar Medical Technologies, Sciton; Solta Medical and Syneron Medical Ltd. (which also now incorporates Candela Corporation); and in the ophthalmic market, Alcon Corporation, Carl Zeiss Meditec, Ellex Medical Lasers, Iridex Corporation, LightMed Corporation, Nidek Technologies, Quantel Corporation and Topcon Medical Corporation.

We have experienced decreases in the average selling prices of some of our products and, as competing products become more widely available, the average selling price of our products may decrease further. The effect of increased competition could adversely affect our sales levels, gross margins and market share and could have a material adverse effect on our business, financial condition and results of operations. For additional information concerning our competitors, see “Business Overview” in Item 4.B below.

Any business combinations or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, or the introduction of new technologies and therapies, could further result in increased competition and have a material adverse effect on our business, financial condition and results of operations.

The economic impact in Japan of the devastation caused by the massive earthquake and tsunami of March 2011 could materially adversely affect our business and results of operations.

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a tsunami tidal wave that devastated much of the city of Sendai and large areas of coastal north-eastern Japan, causing thousands of deaths, catastrophic damage and destruction of the local infrastructure, as well as a potential nuclear disaster. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales in Japan constitute approximately 20% of our total net revenues and a slow-down in the Japanese economy could have a material adverse effect on our business and results of operations.

Our dependence on a limited number of suppliers, and, in some cases, a sole source supplier, for a key item, exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems and materially adversely affect our business and results of operations.

Certain key components, sub-assemblies and systems used in our products are manufactured or assembled by a limited number of suppliers or subcontractors and, in certain cases, certain key components are purchased by us from a single source. These components, sub-assemblies and systems may not be available in the future or we may not accurately forecast our component requirements sufficiently in advance. In addition, if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand. Furthermore, because our products are regulated as medical products, changing suppliers, work processes or procedures can be an extremely burdensome and time-consuming process.

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

Our industry is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial expenditure on research and development. In 2010, our research and development expenses were approximately 6.5% of our net sales, and in 2009 and 2008, such expenses were approximately 6.1% and 7.6%, respectively, of our net sales. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness, which is substantial in relation to our shareholders’ equity (deficiency), is subject to floating interest rates and subjects us to debt service obligations that could have a material adverse effect on our continuing liquidity and financial condition.

Our total bank debt, which is governed by a debt restructuring agreement, is currently approximately $99 million (excluding the sum of approximately $10.5 million, which our bank has agreed to forgive subject to our timely making certain payments). Prior to our December 2006 debt restructuring and again in 2008 and 2009, we had to seek extensions of principal payment dates and bank waivers in connection with our bank debt. Our ability to make due payment of principal and interest and comply with the financial and other covenants under the debt restructuring agreement is subject to the risk factors described herein, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. The interest rate payable on the various tranches of our bank debt is LIBOR plus 1.5%, LIBOR plus 3% or LIBOR plus 5.25%. Effective from the end of the third quarter of 2011 until repayment of the bank debt, we will be subject to certain financial ratio covenants as described under the caption "Financial Covenants" in “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a downturn in our business or deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below and “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Additionally, since all of our debt is subject to floating rates of interest, an increase in LIBOR could materially adversely affect us.

We have a history of operating losses and we may not maintain our current profitability.

Until 2009, we had incurred net losses for each of the previous eight years. Our net losses during 2005 through 2008 were approximately $11.2 million in 2005, $50.3 million in 2006, $28.1 million in 2007 and $44.2 million in 2008. Although we reported net income and positive operating cash flow in 2009 and 2010, we may not be able to maintain profitability on a quarterly or annual basis. If we are unable to do so, our financial condition and the value of our shares may be materially adversely affected.

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

We derive a large portion of our surgical revenues from our relationship with Boston Scientific Corporation and a termination of that relationship could materially adversely affect our business and results of operations.

Boston Scientific Corporation, or Boston Scientific, is one of the major customers for our surgical products in the United States and all sales of our urology products in Japan are made through Boston Scientific. In addition, we recently announced the formation of a co-marketing alliance with Boston Scientific for the promotion of our laser and fibers in the gastroenterology and interventional fields. Any termination or adverse change in this relationship would have a material adverse effect on our business and results of operations.

Healthcare policy changes, including recently passed legislation to reform the United States healthcare system, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations. Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements, are continuing in many countries where we do business. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the PPACA, were enacted into law in March 2010. Certain provisions of the PPACA will not be effective for a number of years, there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. But, because we have significant sales in the U.S., the PPACA is expected to materially affect us. Beginning in 2013, the PPACA imposes on medical device manufacturers a 2.3% excise tax on U.S. sales of certain medical devices. As U.S. net sales represented 36% of our worldwide net sales in 2010, this tax burden may have a material adverse effect on our results of operations and our cash flows. Other provisions of the PPACA could meaningfully change the way healthcare is developed and delivered in the U.S., and may adversely affect our business and results of operations. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the U.S. or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or other currencies or that the timing of this devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, the rate of devaluation of the dollar against the shekel was approximately 6.0% in 2010, 0.7% in 2009 and 1.1% in 2008, which was compounded by inflation in Israel at rates of approximately 2.7%, 3.9% and 3.8%, respectively. This had the effect of increasing the dollar cost of our operations in Israel.

Furthermore, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies, in particular the euro and the Japanese yen, will negatively affect our sales and related U.S. dollar revenues and will make collection of receivables more difficult. For example, in 2010, the dollar appreciated in relation to the euro by 8.0%.

We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the shekel or other currencies against the dollar. Although we engage in currency hedging activities, primarily with regard to the shekel, the Japanese yen and the euro, we may still, nevertheless, be inadequately protected from adverse effects of currency fluctuations and the impact of inflation in Israel. For additional information relating to the impact of exchange rate fluctuations, see “Impact of Inflation and Currency Fluctuations” in Item 5.A below.

We depend on international sales, and many of our customers’ operations are also located outside the United States, which exposes us to risks associated with the business environment in those countries.

Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2010, of our total net sales, approximately 39% were to the Americas, with the remainder divided almost equally among Europe, the Middle East and Africa (or EMEA) (approximately 21% ); Japan (approximately 20%); and the China/Asia Pacific region (approximately 20%). Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the vast majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	Longer accounts receivable collection periods and greater difficulties in their collection;

•	The impact of recessions on economies worldwide;

•	The stability of credit markets;

•	Reduced protection for intellectual property in certain jurisdictions;

•	Political and economic instability;

•	Regulatory limitations imposed by foreign governments;

•	Impact of epidemics and other occurrences likely to adversely affect local economies;

•	Impact of earthquakes, floods and other natural disasters;

•	Impact of military or civil conflicts;

•	Other political risks;

•	Disruption or delays in shipments caused by customs brokers or government agencies;

•	Imposition by governments of controls that prevent or restrict the transfer of funds;

•	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	Difficulties in staffing and managing foreign operations;

•	Preference for locally produced products; and

•	Potentially adverse tax consequences resulting from changes in tax laws.

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

Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of approximately 220 employees, and any failure to maintain our sales force could materially adversely affect our business and results of operations. We maintain relationships with over 125 independent distributors internationally, selling our products into over 100 countries through our four regional sales and service centers for: the Americas; EMEA; China/Asia Pacific; and Japan. We generally sell directly in the United States, Germany, Japan, China (including Hong Kong) and India, as well as for certain of our products in Italy. Elsewhere, we generally sell our products through our distributors. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor, and our ability to sell our products into that exclusive sales territory, and consequently our business and results of operations, could be materially adversely affected.

We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may limit our revenues and our ability to maintain market share. The loss of the services of these key sales personnel would harm our business and results of operations. Similarly, our distributorship agreements are generally terminable at will by either party, and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

We face various risks in the manufacture of our products that could result in disruptions and other constraints on the manufacturing process that could materially adversely affect our business and results of operations.

The manufacture of our lasers and the related delivery devices is a highly complex and precise process. We assemble critical subassemblies and most of our final products at our facilities in Salt Lake City, Utah and Yokneam, Israel. In addition, we procure certain turn-key systems from several suppliers under original equipment manufacturer (OEM) agreements. We may experience manufacturing difficulties, quality issues or assembly constraints, both in respect of existing products and with regard to new products that we may introduce. We may experience delays, disruptions, capacity constraints or quality problems in our manufacturing operations and, as a result, product shipments to our customers could be delayed, which could have a material adverse effect on our business and results of operations.

We may be required to implement a product recall, which could materially adversely affect our business, financial condition and results of operations.

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

We and several of our subsidiaries are currently under examination by local tax authorities and may be subject to additional tax demands, interest and penalties, which may adversely affect our financial condition.

The amounts of tax ultimately paid by us may deviate significantly from amounts for which we have made provision in our financial statements. Currently, we are subject to a tax audit by the Israel Tax Authorities in respect of fiscal years 2007 through 2009, our subsidiaries in the United States are subject to a tax audit by the Internal Revenue Service, or the IRS, in respect of the fiscal years 2007 through 2009 and our subsidiaries in India and France are under examination for tax in respect of recent years.

We cannot assure you that we will not be subject to future significant assessments for tax (including value added tax), customs duties, penalties and other levies by applicable authorities in these countries or elsewhere. In such event, we may be required to pay additional amounts, as a result of which our financial condition may be adversely affected.

We depend on cooperative arrangements with third parties to develop, introduce and market new products, product enhancements and new applications. The failure of such arrangements or our inability to enter into such arrangements in the future could materially adversely affect our business and results of operations.

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

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and delays in shipments, which could result in loss of customers, which could materially adversely affect our business, financial position and results of operations.

Due to market conditions, our customers and potential customers frequently require delivery of products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which could lead to inventory obsolescence and associated impairments, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, expose us to penalties, strain our relationship with our customers, and, as a consequence, we may lose future sales to such customers. Any of these occurrences would negatively affect our net sales, business and operating results and could have a material adverse effect on our business, financial condition and results of operations.

We require significant cash funds for our operations, and should we fail to generate or otherwise raise requisite funds, that could have a material adverse effect on our liquidity and financial condition.

Internally generated funds, together with available cash, may not be sufficient to meet our day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements. The level of internally generated funds is subject to the risk factors described herein, and must be viewed in light of our earlier history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will again need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all. If additional financing were to be in the form of equity, it could result in substantial further dilution to our shareholders, as occurred in connection with the issue of shares and warrants under share purchase agreements in December 2006 and, to a lesser extent, in June 2009, as discussed in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A below and “Material Contracts – 2009 Equity Financing” in Item 10.C below.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years. If it should become necessary to write off a material part of this goodwill, our results of operations would be materially adversely affected.

At December 31, 2010, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us in previous years. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should a test reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write off the amount of the impairment. In 2008, we recorded impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. A substantial impairment of goodwill could materially adversely affect our results of operations.

We may not be able to protect our proprietary technology, and its unauthorized use by a third party could materially adversely affect our competitive advantage, business and results of operations.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 260 patents worldwide and have applied for approximately 65 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see - “Business Overview - Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our competitive advantage, business and results of operations.

We are, or may become, subject to litigation regarding intellectual property rights, the results of which could seriously harm our business and materially adversely affect our results of operations.

The laser and light-based systems industry is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property (see “Legal Proceedings” in Item 8.A below) or to determine the scope and validity of our intellectual property or the intellectual property of competitors, and may also become subject to claims and litigation alleging infringement by us of third party intellectual property. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or redesign a product to avoid infringement. We also may not be successful in any attempt to redesign our product to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products, we may incur substantial sales and marketing, and research and development, expenses to customize our products to customer needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long initial sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses and, in the aggregate, may materially adversely affect our results of operations.

Difficulties in renewing or redesigning old testing equipment could limit our ability to manufacture certain products, which could materially adversely affect our business and results of operations.

In many instances, the testing equipment for our products and sub-assemblies is reaching the end of its useful life, and, accordingly, such equipment may need to be renewed or redesigned. Duplicating such testing equipment is often extremely difficult, in particular, but not limited to, with respect to equipment relating to product lines acquired as a result of mergers and acquisitions or which may not have adequate documentation. Difficulty in renewing or maintaining such systems may limit our (or our sub-contractors’) ability to manufacture assemblies that pass the required testing procedures, or require us to increase our capital expenditure, which could have a material adverse effect on our business and results of operations.

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

Our ability to sell our products is subject to various federal, state, national and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, or IDE, granted by the FDA, allowing human clinical studies. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. If a product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, or PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

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

We typically receive a disproportionate percentage of orders toward the end of each calendar quarter, including the fourth quarter. To the extent that we do not receive anticipated orders, or orders are delayed beyond the end of the applicable quarter or year, our business and results of operations could be materially adversely affected. In addition, because a significant portion of our sales in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and, potentially, future quarters would be adversely affected.

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

•
The cost and availability of components and subassemblies, including the ability of the sole or limited source suppliers of some of our components to deliver components at the times and prices that we have planned;

•	Our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	Fluctuations in our product mix between surgical, aesthetic and ophthalmic products, and in the proportions of sales among our primary geographical markets;

•	The effect of, and changes in, regulatory approval requirements;

•	Introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

•	Our long and highly variable sales cycle;

•	Changes in the prices at which we can sell our products;

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

Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities, and our insurance might not be sufficient to cover such loss. Any such loss could have a material adverse effect on our business and results of operations.

Man-made problems such as computer viruses or terrorism may disrupt our operations and materially adversely affect our business and results of operations.

Our servers and equipment are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Any such event could have a material adverse effect on our business. In addition, the continued worldwide threat of terrorism and heightened security, in response to such threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business and results of operations could be materially and adversely affected.

Any acquisitions that we make could harm or disrupt our business and adversely affect our results of operations without bringing the anticipated synergies.

We have in the past made acquisitions of other businesses, technologies and/or assets, and we continue to evaluate potential strategic acquisitions. In the event of any future acquisitions, we could: issue shares or other securities that would dilute our current shareholders’ percentage ownership; pay cash; incur debt; or assume liabilities, and such acquisitions could lead to the impairment or amortization of intangible assets.

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

Risks Relating Primarily to Our Location in Israel.

Regional instability in Israel and the Middle East may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities and a substantial portion of our research and development facilities are located in Israel. Political, economic and military conditions in Israel and elsewhere in the Middle East could directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products. During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon supported by Syria, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. Direct negotiations between Israel and the Palestinian Authority with the ultimate aim of reaching an official "final status settlement" are currently suspended and it is by no means clear if, and when, they will be restarted. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

Since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, as well as in Iran, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979. It is uncertain what impact these changes may have on Israel's relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate the peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

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

Certain of our activities receive or claim Approved Enterprise or Privileged Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959. The tax benefits available to us by virtue of such status depend upon the fulfillment by us of conditions. If we do not meet such conditions, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, via future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. For additional details, see “Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments” in Item 4.B below.

Grants available from the Israeli government for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or such conditions, we may be required to refund grants previously received, together with interest and penalties, and may be subject to criminal charges.

We have in the past received, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. However, apart from a grant returned in January 2011, we had not received or accrued any such grants since at least 2001, and we cannot assure you that we will receive any such grants in the future. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist may require us to notify or to obtain a prior approval from the Office of the Chief Scientist. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges. For additional details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B below.

It may be difficult to enforce a U.S. judgment against us, our officers and our directors in Israel based on U.S. securities laws claims or to serve process on our officers and directors.

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

The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholders’ vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in our ordinary shares resumes, could depress our share price.

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

Risks Relating to Investment in Our Shares.

Each of Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholders’ vote.

Viola-LM Partners L.P. currently has voting power in respect of approximately 45.1% of the total voting rights in Lumenis (approximately 48.9% assuming exercise of all remaining warrants and options beneficially owned by Viola-LM Partners L.P. and its general partner) and Ofer Hi-Tech Investments Ltd. and its affiliates currently have voting power in respect of approximately 34.7% of the total voting rights in Lumenis (approximately 38.0% assuming exercise of all remaining warrants held by Ofer Hi-Tech Investments Ltd.). For additional details relating to the share ownership of our Major Shareholders, see “Ownership by Major Shareholders” and “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A below. Although Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors, and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment to our articles of association and any approval of a merger), their vote could determine the result on such matter. Their voting power and the concentration of voting power in their hands could have the effect of delaying or preventing an acquisition of our Company on terms that other shareholders might find attractive or of approving an acquisition of our Company on terms other shareholders might find unattractive.

Shareholders, other than the investors in our 2006 recapitalization and 2009 equity financing, may experience further dilution should we incur losses, indemnities, liabilities and expenses in excess of insurance in connection with certain litigation or proceedings relating to the period prior to our 2006 recapitalization.

The purchase agreement in connection with our 2006 recapitalization (to which we refer as the 2006 Purchase Agreement) contains a mechanism for post-closing adjustments to the number of shares issued to the investors in the recapitalization. Such adjustments are made for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage, in connection with certain identified actions and proceedings that have now been mostly concluded, as well as any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 Purchase Agreement. Adjustment for this purpose is made by the issuance to the investors of additional ordinary shares for no additional consideration, as well as an adjustment to the exercise price of the outstanding warrants issued to the investors pursuant to the 2006 Purchase Agreement. Approximately 24.5 million additional shares were issued in March 2009 to the investors and their assignees under the adjustment mechanism in connection with the conclusion of most of the identified actions and proceedings. The adjustment mechanism remains operative until the later of December 2011 or five years after any relevant matter was first submitted to court. We were recently notified that the IRS has requested information from Kevin Morano, who served as our chief financial officer from 2002 to 2004, regarding monies paid to him pursuant to an indemnification agreement from us. Mr. Morano is asserting that the costs pertaining to such IRS tax audit and any resulting tax are subject to indemnification from us. We deny any liability in respect of such demand for indemnification. However, we cannot assure you that we will not ultimately be required to make such indemnification payments, which could have an adverse effect on our results of operations and financial condition. Furthermore, such payments may give rise to the issuance of additional shares under the adjustment mechanism, although these are not expected to result in material dilution to our shareholders. We cannot assure you that no matters exist that could result in the commencement of future actions, proceedings or investigations to which the adjustment mechanism would apply, nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the investors under the 2006 Purchase Agreement (see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders ” in Item 7.A below) and the two new investors who purchased shares in our 2009 Equity Financing (as described in “Material Contracts – 2009 Equity Financing” in Item 10.C below).

Since our shares are not listed or quoted for trading, they are relatively illiquid.

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

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2010. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2011 or in any future year.

ITEM 4.               INFORMATION ON THE COMPANY.

A.     History and Development of the Company.

Our legal and commercial name is Lumenis Ltd., and we were incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. and subsequently, from 1995, under the name ESC Medical Systems Ltd. In January 1996, we completed an initial public offering of our ordinary shares in the United States. In 1998, we acquired Laser Industries Ltd. and, in 2001, we purchased Coherent Medical Group, to which we refer as CMG, the medical division of Coherent, Inc. On September 13, 2001, we changed our name to Lumenis Ltd. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam 20692, Israel and our telephone number in Israel is (+972)-4-959-9000. Our World Wide Web address is www.lumenis.com. The information contained on the web site is not a part of this annual report.

We are engaged in the development, manufacture, marketing, sale and servicing of laser and energy-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of laser and intense pulsed light, or IPL, products, for use in ear, nose and throat (or ENT) treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, neurosurgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies.

Recent Business Developments.

New Corporate Headquarters

In April 2010, we relocated our corporate headquarters to newly-built facilities in Yokneam, Israel. For additional details, see Item 4.D - “Property, Plant and Equipment” in below.

Co-Marketing Alliance with Boston Scientific

In January 2011, we announced the formation of a co-marketing alliance with Boston Scientific’s Endoscopy Division, under which Boston Scientific will be our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

Principal Capital Expenditures and Divestitures since January 1, 2008.

In 2008, 2009 and 2010, our capital expenditures amounted to $2.9 million, $1.9 million and $2.1 million, respectively, of which $1.0 million, $0.7 million and $0.7 million, respectively, related to the implementation of a company-wide ERP (enterprise resource planning) system , commenced in the second half of 2007, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investment in machinery, equipment and tooling, information technology (or IT) systems and leasehold improvements, primarily in Israel.

B.     Business Overview.

Our laser and energy-based systems are designed for use in a variety of medical environments. The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices and private clinics.

Corporate Strategy.

•       We intend to maintain our position as a major player in the global laser and energy-based medical device market through the development and expansion of minimally invasive, cost effective, smart and intuitive laser systems that provide superior and predictable outcomes to medical specialists worldwide.

•       We intend to utilize both direct sales teams and distributors to market our products, as well as third party relationships that leverage the cost of sales and distribution, and to enhance our presence in the high growth emerging markets.

•       We intend to expand our products into new clinical segments that leverage our existing channels and technologies.

•       We intend to develop new products and technologies, utilizing our own research and development capabilities and in conjunction with our relationships with leading academic and research institutes, that will enhance applications in our existing markets.

•       We intend to continue to optimize our supply chain by focusing our manufacturing in relatively low-cost locations such as China and Israel.

Lumenis Technology.

Most of our products are based on proprietary technologies, using laser and intense pulsed light that we have pioneered or advanced.

Laser Technologies.  The word “laser” stands for “light amplification by stimulated emission of radiation”. Medical laser systems are generally categorized by the active material employed in generating the laser’s beam. The laser beam can be delivered to the targeted treatment area through an arms system or optical fibers, depending upon the laser characterizations and the clinical application. Materials used in our lasers may be gases, crystals or diodes. The active material determines the wavelength of the light emitted and thus the applications for which various types of lasers are best suited. We offer laser systems utilizing different technologies, including those employing the following:

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

Surgical Strategic Business Unit.

We, or companies whose operations we acquired, have been among the leaders in the surgical marketplace since at least the 1980’s. Through our Surgical business unit, we are a leader in holmium laser technology for the minimally invasive treatment of benign prostatic hyperplasia, or BPH, and urinary lithotripsy. Our UltraPulse SurgiTouch, the first product to result from our integration of CMG, was the first robotic guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. In 2010, we derived approximately 34% of our revenues from sales by our Surgical business unit.

Strategy.

Our strategy for our Surgical business focuses on developing products and procedures that lead to strong clinical outcomes justified by sound health economics. In addition, we have extensive development programs focusing on delivering light based therapies in innovative, minimally invasive procedures. Minimally invasive surgery procedures are performed through one or more tiny incisions instead of one large opening. The trend toward such surgery has gained wider acceptance and, in recent years, such minimally invasive surgery has taken a further step towards introducing approaches and technologies designed to meet both physician requirements and patient expectations. Among the approaches leading this trend are:

•
Single port laparoscopic surgery. Laparoscopic surgery involves inflating the abdomen with an inert gas (CO2) and performing an operation guided by view through a thin camera tube along with several long thin instruments. In single port surgery, these are inserted through a single port buried in the belly button to accommodate both the instruments and the camera.

•
Natural orifice transluminal endoscopic surgery. This is a technique whereby abdominal operations can be performed with an endoscope passed through a natural orifice (for example, the mouth or anus), thus avoiding any external incisions or scars.

•	Robotic surgery. This involves the use of robots in performing surgery.

A prerequisite for the success and wider acceptance of these surgical methods is the implementation of devices and methods that significantly improve upon existing surgical instruments, mainly in providing enhanced safety and efficacy. Such safety and efficacy can only be achieved by using tools that combine flexibility, precision and high power delivery. We have a solution that includes a high power precision medical laser specifically adapted for intra-abdominal laparoscopic procedures and strive to provide the solutions for the next generation for minimally invasive surgery.

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

VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers, which are used by physicians in minimally invasive surgical applications. They are:

• 100W Holmium Laser:	This is the only 100W holmium laser available in the market and is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Holmium Laser:	This is used for incising tough fibrous or cartilaginous material. It is useful for moderate- to high-energy procedures.
• 20W Holmium Laser:	This is commonly used for performing intercorporeal lithotripsy.
• Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer. Physicians use it for numerous applications in many specialties.

UltraPulse SurgiTouch.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser that serves a broad range of clinical applications through ablation, vaporization, excision or incision of soft tissues in otolaryngology (or ENT), gynecology, neurosurgery and general surgery (as well as aesthetics – see “Aesthetic Strategic Business Unit” below).

AcuPulse Series.  This line of CO2 systems, introduced at the end of 2008, has replaced our earlier Compact CO2 systems, although the Compact product will continue to be available until the end of 2011. The AcuPulse system, offering powers of 30 or 40 watts, combines portability with high performance. These lasers, which have an intuitive user interface, are advantageous for small operating theaters and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of our CO2 systems using our SurgiTouch scanning technology.

In September 2010, we announced the introduction of our new FiberLase CO2 fiber, powered by our new AcuPulse 40WG CO2 laser for multi-application use. The AcuPulse 40WG CO2 laser offers 40 Watts of fiber input power, which we believe is unique among CO2 waveguide systems on the market. The flexible FiberLase fiber also has among the lowest beam divergence of comparable devices. The combination of high power and low beam divergence results in faster treatment times and a more precise and consistent tissue effect. Unlike other flexible CO2 fiber systems, the AcuPulse 40WG has a diode-aiming beam delivered to the tip of the FiberLase fiber, allowing accurate targeting of the tissue being treated, and, as a disposable fiber, the FiberLase reduces the risk of patient-to-patient contamination.

Accessories.  We offer a portfolio of fibers, delivery devices and surgical accessories for use in conjunction with our surgical laser systems.

Surgical Applications.

Physicians use our surgical systems in a number of applications, including those listed below:

•
Urology/Genitourinary.  Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy; and BPH. BPH affects over 60% of men over the age of 60. Lumenis offers two procedures for BPH Management: Holmium Laser Ablation of the Prostate, or HoLAP, and Holmium Laser Enucleation of the Prostate, or HoLEP. We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard-to-reach areas. Urologists use this laser to respect, ablate and coagulate tissue. Urologists use our VersaPulse Power Suite system.

•
Ear/Nose/Throat (ENT or otolaryngology).  We have pioneered several ENT applications for both operating room and office environments. Our UltraPulse SurgiTouch CO2 system enables the physician to create precise, hemostatic incisions and excisions and to ablate soft tissue with minimal thermal necrosis to the surrounding area. Surgical accuracy and precision is enhanced through the use of the Digital Accublade microsurgery system. These devices can be easily adapted for freehand surgery, laser microsurgery, and rigid endoscopy. ENT surgeons use the following products that we offer:

•	UltraPulse SurgiTouch;

•	AcuPulse;

•	VersaPulse Power Suite;

•	AcuPulse 40WG with Fiberlase CO2 fiber handpieces; and

•	Compact 30/40C.

•
Gynecology.  Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

•	VersaPulse Power Suite;

•	UltraPulse SurgiTouch;

•	AcuPulse; and

•	Compact 30/40C.

•	Neurosurgery. Neurosurgeons use our lasers for precise cutting procedures. Neurosurgeons use the following product that we offer:

•	UltraPulse SurgiTouch; and

•	AcuPulse 40WG.

•
Gastroenterology.  Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gastroenterologic surgeons use our VersaPulse Power Suite system.

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

•
General Surgery.  General surgeons use our lasers for open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions. General surgeons use the following products that we offer:

•	UltraPulse SurgiTouch;

•	AcuPulse;

•	VersaPulse Power Suite;

•	AcuPulse 40WG; and

•	Compact 30/40C.

•
Thoracic & Pulmonary.  Thoracic surgeons use lasers for soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree. For these applications, thoracic surgeons use the following products that we offer:

•	VersaPulse Power Suite;

•	UltraPulse SurgiTouch;

•	AcuPulse; and

•	Compact 30/40C.

Products Under Development.

Our surgical product development platforms focus on improving our VersaPulse Power Suite Holmium and UltraPulse SurgiTouch and AcuPulse CO2 lasers and CO2 WG flexible fibers, as well as creating more surgical and interventional applications for our products. In additional, we are evaluating other laser sources such as intense diode lasers, thulium lasers and fiber lasers.

Marketing, Distribution & Sales - Surgical.

The strategic planning and strategic marketing for our Surgical business unit take place in Santa Clara, California. Our surgical products are distributed and marketed through a global network of direct sales representatives, medical distributors and strategic partners. In the United States, our largest surgical market, distribution is carried out by a combination of direct sales representatives and Boston Scientific, under a distribution agreement entered into with us in 2001. Our direct sales organizations sells surgical (as well as ophthalmic) lasers to hospitals, ambulatory surgery centers and physician offices in five clinical areas: urology, ENT, gynecology, gastroenterology and ophthalmology. In the United States, Boston Scientific has the exclusive distribution rights for our holmium laser fibers for urology and, in addition, we and Boston Scientific co-distribute holmium lasers for urology. In January 2011, we announced the formation of a co-marketing alliance with Boston Scientific’s Endoscopy Division, under which Boston Scientific will be our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

In Japan, Boston Scientific Japan has the exclusive distribution rights for our holmium lasers and fibers for urology. With respect to ENT, gynecology and gastroenterology, we sell through our own direct or distributor sales channels in all regions of the world, including the United States.

For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture - Surgical.

All of our surgical lasers are manufactured in Yokneam, Israel. In addition, we have partnered with several leaders in the field of fiber optics for the manufacture of all of our surgical laser fibers. However, the majority of the value added manufacturing steps are carried out in Yokneam, whether or not we partner with third party suppliers. We maintain our core manufacturing expertise in laser optics and laser physics and the development of related software. For additional information, see “Manufacturing” in this Item below.

Competitors - Surgical.

Lumenis is active in several different markets for surgical applications. The competition varies significantly within these markets, as well as between the different regions.

Our principal direct competitors in the surgical laser market are: AMS (American Medical Systems, through its acquisition of Laserscope); Bioletic AG / CeramOptec; Deka Laser Technologies, Inc.; Diomed Inc.; Dornier MedTech; Lisa Laser Products OHG; Olympus Corp. / Gyrus ACMI; Karl Storz GmbH; Mm and Niic Co., Ltd., SSI Laser Engineering, Trimedyne Inc.; and Richard Wolf Medical Instruments Corporation. For additional information, see “Competition” in this Item below.

Aesthetic Strategic Business Unit.

We are a major player in the laser aesthetic market and supply solutions for most of the laser aesthetic and medical dermatological applications. In 2010, we derived approximately 40% of our revenues from our Aesthetic business.

Strategy.

Our strategy for our Aesthetic business is to address the aesthetic and medical dermatological needs of our core customers in plastic surgery and dermatology through collaborative innovation with consultants and service providers, including well-known physicians and institutions. This development path validates new technology for ourselves and for practicing physicians.

Aesthetic Laser Technologies.

Our aesthetic systems utilize the following technologies:

•	IPL;

•	CO2 lasers;

•	Nd:YAG lasers; and

•	Diode lasers.

Aesthetic Product Range.

The following are the major products we currently market for aesthetic and dermatological applications. We have designed some of our systems to have the versatility to treat several different conditions.

M22 and Lumenis One families. Our Lumenis One system is a multi-technology and multi-application customizable and upgradeable platform. In late 2009, we introduces our M22 streamlined tabletop modular, multi-application platform, which features the universal IPL module, with six interchangeable easy-to-use ExpertFilters, and Nd:YAG, and incorporates Lumenis’s proprietary Optimal Pulse Technology (OPT) and Multiple-Sequential Pulsing. These platforms offer the following technologies:

•	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

•	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions; and

•	LightSheer diode laser for hair removal (Lumenis One system only).

LightSheer.  Our LightSheer systems utilize an 810 nanometer (nm) high-power pulsed diode laser that provides safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective, simple-to-operate and low-maintenance system. The LightSheer is available as both a stand-alone system or as a module for the Lumenis One multi-technology platform. Our LightSheer family of systems includes the following:

•	LightSheer module within the Lumenis One multi-technology platform;

•	LightSheer ET, a stand-alone portable system;

•	LightSheer XC, a stand-alone system for treatment of larger skin areas; and

•
LightSheer Duet, currently our premier hair removal product, which utilizes a new proprietary handpiece design that allows for significantly faster and more comfortable hair removal treatment utilizing a unique vacuum assisted technology.

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

•
The Aesthetic AcuPulse is our new high performance fractional CO2 system designed for ease of use featuring SuperPulse technology. This product is designed to make high performance fractional resurfacing more affordable for every hospital, clinic and physician practice. Multi-Mode for the AcuPulse, for the  treatment of  superficial imperfections, is due to be launched in April 2011

IPL Quantum and Aluma.  Our IPL Quantum family of systems, which is being largely replaced by the M22 system, is to be phased out during 2011. Our Aluma skin renewal system, which used Functional Aspiration Controlled Electrothermal Stimulation technology in the treatment of wrinkles (our only product based on radio frequency technology) was phased out of production in 2010.

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

Marketing, Distribution & Sales - Aesthetic.

The strategic planning and strategic marketing for our Aesthetic business unit are situated in Santa Clara, California. We have substantial direct sales presence for our aesthetic and dermatological products in the United States, China, Japan, India, Germany and Italy. Elsewhere, sales are generally effected through a network of distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture - Aesthetic.

Our aesthetic products are manufactured in Yokneam, Israel and at sub-contractors in the United States and Israel. For additional information, see “Manufacturing” in this Item below.

Competitors - Aesthetic.

Our principal direct competitors in the aesthetic laser market are: Alma Lasers Ltd.; Cutera Inc.; Cynosure, Inc.; Deka Laser Technologies, Inc.; Lutronic Corporation; Palomar Medical Technologies, Inc.; Sciton Inc.; Solta Medical Inc. and Syneron Medical Ltd. (which also now incorporates Candela Corporation). For additional information, see “Competition” in this Item below.

Lumenis Vision (Ophthalmic) Strategic Business Unit.

Lumenis Vision, our ophthalmic business unit, is one of the world’s largest manufacturers of laser-based ophthalmic systems for the treatment of various ocular pathologies. We, or companies whose operations we acquired, have been among the technological and market leaders in the ophthalmic laser field since introducing the first ophthalmic argon laser photocoagulator system in 1970. We have achieved a widespread reputation for our clinically innovative product solutions, advanced laser technology and knowledgeable after-sale support, with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. In 2010, we derived approximately 26% of our revenues from our Ophthalmic business.

Strategy.

Our strategy for our Ophthalmic business is to provide our customers with innovative laser-based product solutions for the treatment of various ocular pathologies. Our products and technologies are developed in close collaboration with prominent key opinion leaders and research institutions in the ophthalmic medical community. We strive to provide modular, clinically effective and technologically superior products that can be used for different clinical applications and in diverse medical environments, such as outpatient clinics, operating rooms and ambulatory surgery centers.

Ophthalmic Laser Technologies.

Our ophthalmic systems utilize the following technologies:

•	Photocoagulation

•	Utilizes diode-pumped solid-state, or DPSS, technology.

•	A clinically proven and well-established treatment of several retinal pathologies and some anterior-segment conditions.

•
Mechanism of action: Laser light is absorbed in melanin-containing cells in the retina, iris or trabecular meshwork. The laser heat produces protein denaturation of cells in the treatment site, thereby destroying required target tissue and/or causing a welding-like effect of detached areas. Additional biological tissue responses following laser treatment contribute to attaining clinical end-points.

•	Selective Laser Trabeculoplasty, or SLT

•	Utilizes Q-Switched Nd:YAG technology, frequency-doubled (532nm) wavelength laser, emitting at 3 nanosecond pulse duration.

•	A clinically-proven therapy for primary open-angle glaucoma and a growing treatment alternative for pharmaceutical products (eye drops).

•	Developed and brought to market by Lumenis.

•
Mechanism of action: Based on the concept of selective photothermolysis. The selective targeting of melanin-containing trabecular meshwork cells located at the irido-corneal angle produce a biological response that leads to reduction in intra-ocular pressure (or IOP) – a major contributor for the formation and progression of open-angle glaucoma.

•	Photodisruption

•	Utilizes Q-Switched Nd:YAG (1064 nm wavelength) technology.

•
A well-established and the clinical gold-standard application for the treatment of angle-closure glaucoma (laser peripheral iridotomy or LPI) and secondary cataracts (YAG laser (posterior) capsulotomy).

•
Mechanism of action: The laser beams converge onto a pre-defined location whereby a plasma burst occurs. This contained plasma burst of energy has optoacoustical properties which causes tissue rupture at the visualized target site.

•	Selective Retinal Therapy, or SRT

•	Utilizes Nd:YLF technology, frequency-doubled (527nm) wavelength laser, emitting at 1.7 microsecond pulse duration and 30Hz (cycles per second).

•	A new laser technology, currently undergoing clinical trials, for the selective and non-thermal treatment of various retinal pathologies.

•	Mechanism of action: Selective targeting of retinal pigment epithelium (or RPE) cells..

Ophthalmic Product Range.

We currently market the following products for ophthalmology applications.

Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

•
Novus Spectra.  This is a DPSS portable high-powered photocoagulator, emitting at 532 nm (green) wavelength. It features several patented and proprietary Lumenis technologies that allow precise and accurate laser delivery to the target tissue. The Novus Spectra is offered to our customers in either single or dual laser port, depending on physician preferences and clinical requirements. It can be used by the general ophthalmologist or the retina specialist as well as the clinic (office) and the operating room environments; and

•
Novus Varia.  This is a DPSS multi-wavelength photocoagulator laser that emits at 532nm (green), 561nm (yellow) and 659nm (red) wavelengths. A multi-wavelength photocoagulator enhances the physician’s ability to treat retinal patients by utilizing wavelengths with different light absorption characteristics - specifically targeting the three major chromophores that are of primary relevance in retinal surgery: melanin, hemoglobin, and xanthophyll. The Novus Varia allows the physician to select a specific wavelength that will reach and be maximally absorbed by the target chromophore while minimally absorbed by competing ocular chromophores.

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

Selecta Lasers.  Our Selecta systems are based upon normal and frequency-doubled Nd:YAG lasers and include single-application systems as well as multi-technology and multi-application platforms. They consist of the following:

•
Selecta II:  A portable SLT laser that attaches directly to the physician’s diagnostic slit lamp biomicroscope (of most commercially available converging optics models). It allows the physician to perform SLT with the comfort and convenience of his or her preferred slit lamp, for maximum space utilization, enabling the general ophthalmologist, anterior segment surgeon or glaucoma specialist to treat their open angle glaucoma patients;

•
Selecta Duet:  A laser that combines SLT for the treatment of open angle glaucoma and photodisruption  for the treatment of angle-closure glaucoma and secondary cataracts in a single platform. This laser platform is well suited for the comprehensive eye clinic, ambulatory surgery center or outpatient; and

•
Selecta Trio:  A multi-modality product which combines SLT, photodisruption and photocoagulation capabilities in a single system.  The Selecta Trio is the only commercially available combination product that offers all three modalities in a single housing, offering maximum space utilization and a small footprint. The Selecta Trio can assist ophthalmologists in treating their diabetic, glaucoma and secondary cataract patients.

Aura PT.   The Aura PT is a cost-effective photodisruptor for the treatment of closed-angle glaucoma and secondary cataracts. It allows surgeons to meet their everyday ophthalmic YAG laser needs.

LumeProbe.   An addition to our existing family of consumables, LumeProbe, launched in November 2008, is a complete product family of endo-photocoagulation laser probes for the treatment of various retinal pathologies during retinal surgery sessions (in the operating room or ambulatory surgery center). LumeProbe and our other consumables generally serve to deliver the laser beam to the target tissue accurately during surgery.

Accessories.  We offer a wide range of ophthalmology laser accessories that are compatible with our products and, in some cases, competitive product lines. Our range of accessories is designed to enhance, improve and/or facilitate accurate and precise delivery to the target tissue. The range includes: laser links, slit lamp microscopes, laser ondirect ophthalmoscopes, physician eye safety filters and others.

Ophthalmic Applications.

The following are the primary applications for our ophthalmology systems:

•
Open-angle glaucoma. We offer the following ophthalmic laser systems that provide ophthalmologists with essential surgical tools that help lower intraocular pressure and control open-angle glaucoma, a chronic, progressive, degenerative disease that threatens the sight of millions of people worldwide:

•	Selecta II;

•	Selecta Duet; and

•	Selecta Trio.

•
Closed-angle glaucoma. We offer the following ophthalmic laser systems that provide ophthalmologists with essential surgical tools that assist in lowering intraocular pressure by surgically creating an opening (iridotomy/iridectomy) in the patients' iris in order to reduce intraocular pressure in angle-closure glaucoma patients.

•	Aura PT;

•	Selecta Duet; and

•	Selecta Trio.

•
Retina Disorder. The retina generally responds well to laser photocoagulation and our ophthalmic lasers offer safe and effective treatment; our retinal lasers offer clinical versatility, while optimizing therapeutic effects for today's challenging retinal procedures. We offer the following lasers and laser delivery devices for retinal treatment:

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

Products Under Development.

Our new ophthalmic product development is focused primarily on developing next-generation laser technologies that facilitate and expedite laser delivery to target tissue. To achieve that purpose we explore new and advanced laser media, delivery technologies and delivery methodologies.

Marketing, Distribution & Sales - Ophthalmic.

The strategic planning and strategic marketing for our Ophthalmic business unit are situated in Salt Lake City, Utah and Yokneam, Israel. Lumenis’s ophthalmic products are distributed and marketed through a global network of direct marketing, sales representative and medical distributors. In the United States, China, Japan and parts of Germany, distribution is generally through direct sales representatives, who sell ophthalmic (as well as surgical) lasers to hospitals, outpatient and ambulatory surgery centers and ophthalmologists. Elsewhere, sales are generally carried out through a network of specialized distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture - Ophthalmic.

Most of our ophthalmic lasers are manufactured in Salt Lake City, Utah. In addition, we have partnered with a fiber optics manufacturer of our endo-ocular laser probes. Whether or not we partner with third party suppliers, we maintain our core manufacturing expertise in laser optics, laser physics and software development. For additional information, see “Manufacturing” in this Item below.

Competitors - Ophthalmic.

Our principal direct competitors in the ophthalmic laser market are: Alcon Corporation; A.R.C. Laser GmbH; Carl Zeiss Meditec AG; Ellex Medical Lasers Ltd.; Iridex Corporation; LightMed Corporation; Nidek Technologies Inc.; Quantel Corporation and Topcon Medical Corporation. For additional information, see “Competition” in this Item below.

Service and Customer Support.

Service and customer support is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see below under “Marketing, Distribution and Sales”), or elsewhere, by local independent distributors, supported by our geographic or global support centers. In 2010, we derived approximately 20% of our total revenues from the sale of services and customer support.

We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

The following are the main categories of service and customer support functions provided for our products:

•
Communication Centers in each of the regional centers for our four geographic sales and marketing areas (the Americas, EMEA, China/Asia Pacific and Japan) with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventive servicing activities at the customer site;

•
Training: We provide hands-on, practical basic and advanced technical training and certification of field service engineers for practically all of our products. Distributor service personnel are required to attend training courses and be certified to become authorized;

•
Configuration Control: Publishing and controlling of all technical documentation - service manuals, technical bulletins and updates, upgrade kits and online knowledge base enabling global updated knowledge base; and

•
Spare Parts and Logistics Channels: We operate warehouses in each of our four geographic areas, as well as global distribution centers with thousands of required parts in inventory with the aim of ensuring long term support to our customers.

Marketing, Distribution and Sales.

We have established four regional centers, as described below, to coordinate local sales, marketing, service and administrative functions for all of our product systems. Strategic planning and strategic marketing is situated either in the United States or in Israel. In addition to the sale of products, we generate revenues from the sale of services (including services provided under maintenance agreements) and sales of parts, accessories and consumables. We sell our products directly primarily in five countries: the United States, Germany, Japan, China (including Hong Kong) and India, with sales of certain lines of products in Italy also being effected directly. We sell the remainder of our products through our global distributor networks, consisting of over 125 independent distributors. These distributors sell our products in over 100 countries worldwide.

We have a regional sales, service and administrative center in each of the following geographic areas:

•
Americas, headquartered in Santa Clara, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, approximately 90% of our net sales are in the United States, nearly all of which, apart from those sales in the surgical market effected under marketing and distribution agreements with Boston Scientific (see above under the caption "Surgical Strategic Business Unit – Marketing Distribution & Sales – Surgical"), are direct to customers through our sales personnel in the United States. The remainder of sales in the region are almost all distributor sales, through a network of almost 20 distributors.

•
EMEA, covering Europe, the Middle East and Africa, headquartered near Frankfurt, Germany, which is responsible for direct sales of certain of our product lines in Germany and Italy and for distributor sales in these countries and the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 85 distributors. The European headquarters also manages our main distribution center outside the United States. In our EMEA market, we have a presence in over 70 countries. Approximately 70% of our net sales in such market are to distributors, and approximately 30% of our net sales are direct to customers through our sales personnel. Germany, the United Kingdom, Italy, Spain and Poland are our largest European sub-markets.

•
China, headquartered in Beijing, and Asia Pacific, headquartered in Hong Kong and in Gurgaon (near Delhi), India, which are responsible for direct sales operations in the People’s Republic of China, Hong Kong and India, as well as distributor sales in the other countries in Asia and in the rest of the world, where not covered elsewhere.

•
Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In our Japanese market, most of our net sales are direct to customers through our sales personnel in Japan and/or through a network of local dealers, except for surgical products for urology, which are sold through Boston Scientific Japan.

We outsource the major part of our global transportation and warehousing activities to UPS, which provides logistics, warehouse management, customs and transportation services. However, in a number of territories, we use vendors other than UPS. In addition, we have outsourced our global information technology services to Hewlett-Packard, who acquired EDS (Global), which previously provided us with such services.

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

Manufacturing.

We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured; and Salt Lake City, Utah, where ophthalmic products are manufactured. We have also recently established a small manufacturing and refurbishing center in China for key components for our ophthalmic products. We have outsourced the manufacture of some of our aesthetic products.

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

We order raw materials, including optical and electronic parts, for in-house manufacturing. We conduct assembly (in part), integration, and quality assurance of the components and sub-assemblies at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility and we obtain full quality inspection reports with our sub-assemblies.

Competition.

Competition in our markets is intense and we expect it to increase. Competition arises from laser and other light-based products, as well as from other treatment modalities and alternate technologies (not based upon light-based technology). We also face competition from companies selling accessories to, and offering services for, our products, as well as companies selling devices, particularly in the aesthetic market, for home use. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater resources than ours.

The names of our principal direct competitors (with respect to each of our Business Units) are listed in the descriptions of the relevant Business Unit above.

Some of our competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition or broader product lines than we do, as well as larger customer bases and long-standing customer relationships. We also face competition from emerging manufacturers from countries with low-cost economies. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments.

Any business combinations or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could further result in increased competition.

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

We cannot assure you that we can compete effectively against our competitors. In addition, we cannot assure you that these competitors or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Research and Development.

Our research and development strategy is to develop high-end capital devices and disposables for medical specialists in premium and high–end markets and to establish and maintain a competitive advantage. Our research and development efforts are conducted at our facilities in Yokneam, Israel; Salt Lake City, Utah; and Beijing, China. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in this Item below.

Patents and Intellectual Property.

We have obtained and now hold approximately 175 patents in the United States and 85 patents outside of the United States and have outstanding applications for approximately 40 patents in the United States and 25 patents outside of the United States. We rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of twenty years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date.

Technologies related to our business, such as laser and IPL technologies, have been rapidly developing in recent years. Numerous parties have sought patent protection on developments in these technologies.

Our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties. Loss or invalidation of certain of these patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. The patent position of many inventions in the areas related to our business is highly uncertain, involves many complex legal, factual and technical issues and has recently been the subject of litigation industry-wide. There is no certainty in predicting the breadth of allowable patent claims in such areas or the degree of protection afforded under such patents. As a result, there can be no assurance that patent applications relating to our products or technologies will result in patents being issued, that patents issued or licensed to us will be useful against competitors or that we will enjoy patent protection for any significant period of time.

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

Because of the rapid development of technologies that relate to our products, there may be other issued patents that relate to basic relevant technologies and other technologies that we market. From time to time, we receive allegations from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us.

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

Among the conditions for FDA approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the Quality System Regulations, or QSR, which must be followed at all times. The QSR imposes certain procedural and documentation requirements upon a company with respect to management controls, design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production, from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

Our quality system is certified to ISO 13485, a globally recognized standard established for medical device companies by the International Standards Organization, or ISO, in Geneva, Switzerland. ISO 13485 embraces principles of the QSR and is a comprehensive quality assurance standard, which includes full design control. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

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

International sales are subject to specific foreign government regulations such as the Food and Drug Administration of the People’s Republic of China (SFDA) and the Ministry of Health, Labor and Welfare (MHLW) in Japan, and those regulations vary from country to country. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

Financial Information about Foreign and Domestic Operations and Export.

See “Breakdown of Net Sales by Activity and Geographic Market” in Item 5.A below and Note 18 to our consolidated financial statements included in this annual report for financial information about the geographic areas in which we conduct our business.

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

General Corporate Tax Structure in Israel.

The regular rate of corporate tax, to which Israeli companies were subject in 2010, was 25% (such tax rate having been reduced from 26% in 2009 and, under current legislation, is due to be reduced further to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below.

As of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, to which we refer as the Inflationary Adjustments Law, or the provisions of Section 130A of the Income Tax Ordinance, 1961, to which we refer as the Ordinance, applied immediately before the 2006 Tax Reform came into force, which were subject to the regular corporate tax rate).

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments.

The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. We have received approval for some of our investment programs in accordance with the Investment Law.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forgo such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislations.

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forgo any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the period of exemption is ten years. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

An enterprise that qualifies under the new provisions is referred to as a “Privileged Enterprise”, rather than “Approved Enterprise”.  The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company that has a Privileged Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million.  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Privileged Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Privileged Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Privileged Enterprise are determined, among other things, by the geographic location of the Privileged Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Privileged Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income derived by a Privileged Enterprise (or out of dividends received from a company whose income is derived from a Privileged Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Privileged Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of an FIC, which is at least 49% owned by non-Israeli residents.  As of December 31, 2010, we did not have any income attributed to Privileged Enterprise status.

The benefits available to a Privileged Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax benefits under the 2011 amendment that became effective on January 1, 2011.

The 2011 Amendment cancels the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid o an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011). Such request may not be withdrawn; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011; and (iii) a Benefitted Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax Benefits and Grants for Research and Development.

Israeli tax law allows, under specific conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred. Such expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the enterprise. Furthermore, the research and development are carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, to which we refer as the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder, to which we collectively refer as the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5%, depending on the number of years that lapse between receipt of the grant and repayment.

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

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2009, we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 2001. In 2009, following application by us to the OCS for certain grants under the Research and Development Law , the OCS conditionally approved two of our applications, in respect of which we received an aggregate amount of approximately $0.2 million. However, following discussions with the OCS relating to the conditions attached to these grants, we decided not to proceed with the grants in question and the monies received from the OCS were duly returned in January 2011. The OCS is currently carrying out a full review of the basis for previous grants made to us.

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. In the years ended December 31, 2008 and 2009, we incurred royalty expenses payable to the OCS in aggregate amounts of $678,000 and $550,000, respectively, and in the year ended December 31, 2010, we recorded an income of $58,000 in respect of such royalties. As of December 31, 2010, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $4.2 million, which will be repaid to the government in the form of royalties on sales of those products that reach the market.

Tax Benefits under the Law for the Encouragement of Industry (Taxes).

The Law for the Encouragement of Industry (Taxes), 5729-1969, to which we refer as the Industry Encouragement Law, provides several tax benefits for “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company, if it is an Israeli resident and at least 90% of its income in any tax year (other than income from certain governmental security debts) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

•
a deduction of the cost of purchases of patents or the right to use a patent or know how used for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	a straight-line deduction of expenses related to a public offering over a three-year period, commencing on the year of offering; and

•	the right to elect, under certain conditions, to file a consolidated tax return with additional Israeli Industrial Companies controlled by it;

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

Special Provisions Relating to Taxation under Inflationary Conditions.

The Inflationary Adjustments Law represents an attempt to overcome the problems presented to a traditional tax system by an economy with high inflation rates. Under the Inflationary Adjustments Law, taxable results of Israeli companies through, and including, the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index. Subject to certain transitional provisions, the Inflationary Adjustments Law was repealed as of January 1, 2008.

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

D.     Property, Plants and Equipment.

Our principal executive offices are in Yokneam, Israel, and our principal engineering, manufacturing, shipping and service operations are located in facilities in Yokneam, Israel; Santa Clara, California; and in Salt Lake City, Utah. Our research and development efforts are conducted at our facilities in Yokneam; Salt Lake City; and Beijing, China.

All of our facilities are leased, as we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)

Yokneam, Israel (1)	172,200
Santa Clara, California (2)	70,000
Salt Lake City, Utah (3)	68,200
Europe (4)	22,300
China /Asia Pacific (5)	33,800
Japan (6)	22,400
Total	388,900

(1)
We moved to our new Yokneam facilities, housing our headquarters, in April 2010. The square footage includes approximately 43,000 square feet of warehouse facilities but excludes parking facilities. Approximately 21,500 square feet of office space is currently unutilized, although we anticipate that during 2011 we will begin utilizing most of this space. The facilities may be expanded (upon our request) to up to approximately 260,000 square feet in the future. The lease is for a term of ten years from April 25, 2010, with an option to renew for an additional ten years. The annual lease payments for these facilities are approximately $2.2 million.

These facilities replaced two separate office facilities in Yokneam (of approximately 48,100 square feet and approximately 37,200 square feet, respectively) and a warehouse facility of approximately 1,400 square feet.

(2)	The lease for the Santa Clara facility expires on December 31, 2012. We currently utilize only approximately 38,000 square feet of this facility.
(3)
The principal building that comprises our Salt Lake City facility (of approximately 57,000 square feet) was owned by us until 2006, when it was sold and leased back to us under a lease that expires on September 30, 2013. The remainder comprises a warehouse facility of approximately 11,100 square feet.

(4)	Consists primarily of sales/marketing offices, in Germany, Italy and the United Kingdom.
(5)
Situated in several cities throughout China, as well as in Hong Kong and in Gurgaon (near Delhi), India. Consists primarily of sales offices, but includes approximately 7,900 square feet of warehouse facilities in China..

(6)	Situated in several cities throughout Japan and consists primarily of sales offices, but includes approximately 6,500 square feet of warehouse facilities.

Apart from our new facilities in Israel, the only new offices opened by us since January 1, 2008 are in Gurgaon, India (opened in April 2008 and relocated to larger facilities in February 2011) and the relocation of our offices in Tokyo, Japan, and in Hong Kong, to new, smaller, facilities (in August 2009 and July 2010, respectively).

Since January 1, 2008, we have completed the closure of the following facilities at the indicated times:

•	December 2008 - an office (540 square feet) in Amsterdam, Netherlands;

•	March 2009 - sales and marketing offices (4,230 square feet) in Paris, France.

We also maintain inventory at third party warehouse facilities in the United States.

The debt to our Bank is secured by liens on substantially all of our assets. For further information regarding this debt, see “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

While, as described above in the "Risk Factors" in Item 3.D, we utilize hazardous material in some of the production processes for products sold by us, we believe that there are no environmental issues that encumber our use of our facilities.

ITEM 4A.            UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in Item 3.D “Key Information – Risk Factors”, above.

A.     Operating Results.

Critical Accounting Policies and Estimates.

The preparation of our consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, tangible and intangible assets, income taxes, financing, warranty obligations, restructuring, long-term service contracts, contingencies and litigation.

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

Revenue recognition.  We recognize revenues in accordance with Accounting Standards Codification, or ASC, Topic 605-10-S99 (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”), issued by the Financial Accounting Standards Board, or FASB, which requires that the following four criteria be met in order to recognize revenue:

1) Persuasive evidence of an agreement exists;

2) Delivery has occurred or services have been rendered;

3) The selling price is fixed or determinable; and

4) Collectability is reasonably assured.

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

Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC Topic 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts.

Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, our accounting policy complies with the revenue determination requirements set forth in ASC Subtopic 605-25, “Multiple Element Arrangements” (to which we refer as ASC 605-25), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

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

Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees. or third party insurance. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management’s judgment and estimates in establishing the allowances. At December 31, 2010 and 2009, the allowance for doubtful accounts amounted to $3.4 million and $3.7 million, respectively.

Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory, and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. During 2010, 2009 and 2008, we recorded write-offs for inventory no longer required in amounts of approximately $2.5 million, $2.6 million  and $5.7 million, respectively.

Valuation of goodwill.  Goodwill has been recorded in our financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350, “Intangible - Goodwill and Others”, to which we refer as ASC 350. Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying values. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment.

The basis for our reporting units determination for 2010 and 2009 and preceding periods for goodwill impairment testing was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

Effective January 1, 2008, as a result of the reorganization of our reporting structure into business segments, we identify three reporting units that represent the three business reporting segments in which we operate, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, we reassigned the carrying amount of goodwill to the each new business reporting segment based on such segment’s relative fair value.

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

In 2010 and 2009, no impairment losses were recorded as the fair value of all business units exceeded their carrying value.

Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty of up to two years for systems sold to end users. The warranty period begins upon shipment, installation, or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time of sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience, increases in warranty expense could be necessary. At December 31, 2010 and 2009, warranty reserves were $5.9 million and $5.7 million, respectively.

Restructured bank debt.  We have considered the restructured bank debt to Bank Hapoalim (to which we refer as the Bank), described in “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below, under the criteria of, and have accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC Subtopic 470-60, “Debt - Troubled Debt Restructurings by Debtors”, to which we refer to ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

During 2010 and 2009, we repaid the Bank principal payments of $8.0 million and $10.1 million, respectively, and interest payments in an aggregate amount of $3.0 million and $3.4 million, respectively, of which amounts of $1.1 million and $0.7 million, respectively, were recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 Amendment to the Bank Debt Restructuring Agreement, we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At June 30, 2009, December 31, 2009 and December 31, 2010, the new effective interest rate was an annual rate of 1.24%, 0.96% and 0.95%,  respectively. The changes in the effective interest rates in respect of the aforesaid dates resulted from changes in LIBOR.

The future cash flows related to interest payments at December 31, 2008 were determined based on a rate of 2.90% in respect of the restructured debt and 4.4% in respect of the amount of $30 million rescheduled for payment under the 2008 Amendment to the Bank Debt Restructuring Agreement

At December 31, 2008, the total future cash payments (principal and variable interest based on 3 month LIBOR as of such dates), in respect of the Bank debt, amounting to $126.0 million, resulted in an adjusted unrecognized gain on restructuring in the amount of $12.8 million. However, pursuant to ASC 470-60, in light of the contingency arising from the floating LIBOR interest rate, we did not recognize a gain on the restructured debt.

During 2008, we paid to the Bank the principal payment of $5 million and interest in the amount of $6.4 million. These principal and interest payments were deducted from the loan amount as required by ASC 470-60.

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

Income tax reserves.  We account for income taxes in accordance with ASC Topic 740, “Income Taxes”, to which we refer as ASC 740. ASC 740 prescribes the use of an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We exercise judgment and provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

We account for uncertain tax positions in accordance with ASC Subtopic 740 “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

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

Result of Operations.

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	For the Year Ended December 31,
	2010	2009	2008
Revenues
Products	79.6%	79.0%	80.1%
Services	20.4	21.0	19.9
Total revenues	100.0	100.0	100.0
Cost of revenues
Products	40.6	38.9	44.1
Services	11.9	13.3	13.1
Total cost of revenues	52.5	52.2	57.2
Gross profit	47.5	47.8	42.8
Research and development expenses	6.5	6.1	7.6
Selling and marketing expenses	29.3	29.8	33.0
Impairment of goodwill	-	-	8.8
Legal settlements, net	(0.8)	0.3	0.6
Restructuring and other related costs	-	1.7	0.6
General and administrative expenses	7.5	9.1	10.9
Total operating expenses	42.5	47.0	61.5
Operating income (loss)	5.0	0.8	(18.7)
Financial income (expenses)	(1.6)	(0.6)	0.7
Income (loss) before taxes on income	3.4	0.2	(18.0)
Taxes on income (income tax benefits)	1.0	(1.0)	(0.8)
Net income (loss)	2.4%	1.2%	(17.2)%

Breakdown of Revenues by Activity and Geographic Market.

The following table presents our revenues by business units for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2010		2009		2008
Surgical	$81,039	34.1%	$79,253	35.1%	$88,940	34.6%
Aesthetic	96,084	40.4%	86,066	38.0%	108,343	42.3%
Ophthalmic	60,607	25.5%	60,777	26.9%	59,182	23.1%
Total	$237,730	100.0%	$226,096	100.0%	$256,465	100.0%

The following table presents our revenues by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2010		2009		2008
Americas	$93,752	39.4%	$98,821	43.7%	$115,201	44.9%
Europe, the Middle East and Africa	50,095	21.1%	45,206	20.0%	62,329	24.3%
China/Asia Pacific	46,585	19.6%	39,012	17.3%	37,347	14.6%
Japan	47,298	19.9%	43,057	19.0%	41,588	16.2%
Total	$237,730	100.0%	$226,096	100.0%	$256,465	100.0%

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009.

	$ (in thousands)		Increase (decrease) in
	2010	2009	dollars	%
Revenues
Products	$189,149	$178,705	$10,444	5.8%
Services	$48,581	$47,391	$1,190	2.5%
Total revenues	$237,730	$226,096	$11,634	5.1%
Cost of revenues
Products	$96,463	$88,002	$8,461	9.6%
Services	$28,207	$30,050	$(1,843)	(6.1)%
Total cost of revenues	$124,670	$118,052	$6,618	5.6%
Gross profit	$113,060	$108,044	$5,016	4.6%

Introduction.

In 2010, despite a slowdown in the Surgical and Ophthalmic markets in the United States , our total revenues grew 5% compared with 2009, mainly as a result of stronger Aesthetics sales and improved sales in our markets outside of the United States. We also improved our profitability and maintained a positive operational cash flow, while strengthening our emerging markets selling and marketing infrastructures.

Revenues.

Overall, our revenue from product sales for the year 2010 increased by 5.8%, to $189.1 million, from $178.7 million in 2009. This increase was mainly attributable to our strong Aesthetics sales compared with 2009, in particular in the EMEA (Europe, Middle East and Africa) and China/Asia Pacific markets.

Our revenue from service sales for the year 2010 increased by 2.5%, to $48.6 million, from $47.4 million in 2009. This increase was mainly attributable to our service sales growth in China and Europe.

Sales in respect of our Surgical business increased by 2.1%, to $81.0 million, in 2010 from $79.3 million in 2009. Sales from our Aesthetic business increased by 11.6%, to $96.1 million, in 2010 from $86.1 million in 2009. Sales from our Ophthalmic business were almost unchanged, decreasing slightly to $60.6 million, in 2010 from $60.8 million in 2009.

Sales in the Americas (which is comprised of the United States, Canada, Central and South America and the Caribbean) decreased by 5.1%, to $93.8 million, in 2010 from $98.8 million in 2009, mainly due to a slow-down in the Surgical and Ophthalmic businesses in the United States and capital budget restraints in U.S. hospitals. Sales to the EMEA region increased by 10.8%, to $50.1 million, in 2010 compared with $45.2 million in 2009, primarily due to strong Aesthetic sales in the region. Sales in Japan in 2010 were $47.3 million, a 9.7% increase from $43.1 million in 2009. This increase was primarily the result of growth in our Surgical business. Sales in the China/Asia Pacific region, which includes mainland China, Hong Kong, India, Australia, Taiwan, Korea and Southeast Asia, were $46.6 million in 2010 a 19.5% increase compared with $39.0 million in 2009. The increase was due to growth in all business lines, primarily as a result of our increased investment in the sales and marketing organizational infrastructures and marketing activities in the region.

Cost of Revenues

Our cost of revenues from product sales in 2010 was $96.5 million, an increase of 9.6%, compared with $88.0 million in 2009. This increase was primarily related to growth in the volume of our revenues and an increase in our logistic and operational costs. As a percentage of our revenues from product sales, our cost of revenues from product sales increased to 51.0% in 2010 compared to 49.2% in 2009.

Our cost of revenues from service sales in 2010 was $28.2 million, a decrease of 6.1% compared with $30.1 million in 2009. This decrease was primarily related to a reduction in the cost of our service material. As a percentage of our revenues from service sales, our cost of revenues from service sales decreased to 58.1% in 2010 compared to 63.4% in 2009.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2010	2009	dollars	%
Research and development	$15,432	$13,781	$1,651	12.0%
Selling and marketing	69,725	67,443	2,282	3.4%
Restructuring and other related costs	-	3,927	(3,927)	-
Legal settlements, net	(1,981)	683	(2,664)	n/a
General and administrative	17,813	20,516	(2,703)	(13.2)%
Total operating expenses	$100,989	$106,350	$(5,361)	(5.0)%

Research and Development Expenses.  Research and development expenses consist primarily of employee salaries, development-related raw materials and payments to subcontractors, as well as other related costs. Our research and development expenses increased by $1.7 million in 2010 to $15.4 million from $13.8 million in 2009, primarily reflecting an enhancement of our research and development capabilities by investment in head count and activities in Israel and China. As a percentage of total revenues, our research and development expense increased to 6.5% in 2010 from 6.1% in 2009.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows and exhibitions, travel and other related expenses. Our selling and marketing expenses increased by $2.3 million in 2010 to $69.7 million from $67.4 million in 2009. This increase was primarily attributable to increased investment in our activities in emerging markets, in particular in Latin America and Asia Pacific countries. However, selling and marketing expenses as a percentage of total revenues decreased in 2010 to 29.3% compared with 29.8% in 2009.

Restructuring Expenses.  There were no restructuring expenses in 2010. In 2009 (and the fourth quarter of 2008), we implemented two cost reduction plans. In 2009, we recorded restructuring expenses of $3.9 million in respect of the cost reduction plan, mainly resulting from the closure of our French subsidiary and our vacating part of our Santa Clara facility in California. At December 31, 2010, the 2008 plan was completed. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the Santa Clara facility.

Legal settlements, net.  Legal settlements, net in 2010 consisted of income of $6.5 million derived from the settlement of a patent infringement action against Alma Lasers, partly offset by associated legal fees of $2.5 million and the payment by us of $2.0 million in settlement of a claim by Trimedyne. (For further details, see “Legal Proceedings” in Item 8.A. below, under the captions “Lawsuits against Alma Lasers” and “Claim by Trimedyne”.) This compared with a net expense of $0.7 million in 2009, relating to legal fees associated with the Alma Lasers lawsuits

General and Administrative.  General and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts and other expenses. Our general and administrative expenses decreased by 13.2% in 2010 to $17.8 million compared with $20.5 million in 2009. This decrease was primarily the result of lower doubtful debt costs and legal fees compared with 2009. As a percentage of total revenues, our general and administrative expenses in 2010 decreased to 7.5% compared to 9.1% in 2009.

Financial Income, Net.  Our net financial expenses increased by 166% in 2010 to $3.9 million compared with $1.5 million in 2009. The increase in our financial expenses was mainly due to the changes, in the amount of $1.2 million, in the fair value of embedded derivative in respect of the monthly rent payable under the lease for our facilities in Yokneam, Israel, which, although payable in shekels, is expressed in dollars and has a dollar/shekel exchange rate floor value.

Taxes on Income.  In 2010, we recorded tax expenses of $2.4 million compared with a net tax benefit, of $2.5 million in 2009. In 2009, this was primarily due to the settlement of a dispute with the Israel tax authorities.

Net Profit.  In 2010, we had a net profit of $5.7 million, compared with a net profit of $2.7  million in 2009. This was primarily due to growth in revenues, improvement in profitability and the income from the settlement with Alma Lasers.

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

Introduction.

In 2009, despite the volatile economic environment and a reduction of 11.8% in our total revenues as compared to 2008, we returned to profitability, after eight years of losses, and had a positive cash flow with significantly reduced expenses.

Revenues.

Overall, our revenue from product sales for the year 2009 decreased by 13.0%, to $178.7 million, from $205.5 million in 2008. This decrease was mainly attributable to the slowdown in the American and European markets, in particular in the Aesthetics and Surgical businesses, as a result of the global financial crisis, capital budget restraints in U.S. hospitals, uncertainty with respect to U.S. healthcare reform, as well as difficulties, primarily for the potential purchasers of our Aesthetic products, to obtain requisite financing.

Our revenue from service sales for the year 2009 decreased by 7.1%, to $47.4 million, from $51.0 million in 2008. This decrease was partly attributable to the cessation of the operations of our French subsidiary during 2009, as part of our 2009 cost reduction plan.

The sales in respect of our Surgical business fell by 10.9%, to $79.3 million, in 2009 from $88.9 million in 2008. The sales from our Aesthetic business decreased by 20.6%, to $86.1 million, in 2009 from $108.3 million in 2008. The sales from our Ophthalmic business increased by 2.7%, to $60.8 million, in 2009 from $59.2 million in 2008.

Sales in the Americas decreased by 14.2%, to $98.8 million, in 2009 from $115.2 million in 2008 mainly due to the slowdown in the Aesthetics and Surgical markets in the United States. Sales to the EMEA region decreased by 27.5%, to $45.2 million, in 2009, compared with $62.3 million in 2008, primarily due to weakness in the Aesthetics market in Europe. Sales in Japan in 2009 were $43.1 million, a 3.5% increase from $41.6 million in 2008. The increase was the result of favorable yen exchange rates in 2009 (as the yen appreciated against the dollar in 2009 relative to 2008). Sales in the China/Asia Pacific region were $39.0 million in 2009 compared with $37.3 million in 2008. The increase was primarily due to growth in sales of our Aesthetic products in the Chinese market.

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

Our cost of revenues from service sales in 2009 was $30.1 million, a decrease of 10.3%, compared to $33.5 million in 2008. This decrease was primarily related to the decrease in service sales, together with a reduction in personnel and logistics expenses. As a percentage of our revenues from service sales, our cost of revenues from service sales decreased to 63.4% in 2009 compared to 65.7% in 2008.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2009	2008	dollars	%
Research and development	$13,781	$19,602	$(5,821)	(29.7)%
Selling and marketing	67,443	84,590	(17,147)	(20.3)%
Impairment of goodwill	-	22,637	(22,637)
Restructuring and other related costs	3,927	1,420	2,507	176.5%
Legal settlements, net	683	1,650	(967)	(58.6)%
General and administrative	20,516	27,849	(7,333)	(26.3)%
Total operating expenses	$106,350	$157,748	$(51,398)	(32.5)%

Research and Development Expenses.   Our research and development expenses decreased by $5.8 million in 2009 to $13.8 million from $19.6 million in 2008, primarily reflecting a decrease in headcount and associate personnel expenses, in particular as a result of the closure of our research and development center in Santa Clara and our focusing on a more centralized and cost effective research and development center in Israel. As a percentage of total revenues, our research and development expense decreased to 6.1% in 2009 compared to 7.6% in 2008.

Selling and Marketing Expenses.   Our selling and marketing expenses decreased by $17.1 million in 2009 to $67.4 million from $84.6 million in 2008. This decrease was primarily attributable to a scaling down of our sales force for our Aesthetic products in the United States and EMEA, and ancillary marketing activities and travel expenses, in light of the slow-down in the Aesthetic market. Accordingly, selling and marketing expenses as a percentage of total revenues decreased in 2009 to 29.8% compared to 33.0% in 2008.

Impairment of Goodwill.  There was no impairment of goodwill in 2009. However, in 2008, we recorded an impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. The impairment of goodwill resulted primarily from the global slowdown in the business environment, which particularly affected the Aesthetic market and the valuation of assets related to our Aesthetic business.

Restructuring Expenses.  In 2009 and in the fourth quarter of 2008, we implemented two cost reduction plans. In 2009, we recorded restructuring expenses of $3.9 million in respect of the cost reduction plan, mainly resulting from the closure of our French subsidiary and our vacating part of our Santa Clara facility in California. In 2008, the cost reduction plan included a reduction of our work force by approximately 160 employees and resulted in restructuring expenses of $1.4 million, primarily related to one time severance benefits to those employees rendered redundant by the global economic climate.  At December 31, 2009, the 2008 plan was completed except for a labor dispute relating to one of our former employees, settled in 2010. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the Santa Clara facility.

Legal settlements, net.  Legal settlements, net in 2009 consisted of a net expense of $0.7 million in 2009, compared with a net expense of $1.7 million in 2008, in both years consisting primarily of legal fees associated with the Alma Laser lawsuits.

General and Administrative.   Our general and administrative expenses fell by 26.3% in 2009 to $20.5 million compared with $27.8 million in 2008. This decrease was due primarily to a decrease in personnel and associated expenses and lower audit and legal expenses. As a percentage of total revenues, our general and administrative expenses in 2009 decreased to 9.1% compared to 10.9% in 2008.

Financial Income, Net.  In 2009, we recorded net financial expenses of $1.5 million compared to net financial income of $1.7 million in 2008. The increase in our financial expenses was mainly due to bank loan interest expenses, which was recorded starting in June 2009 in accordance with ASC Subtopic 470-60, (see “Critical Accounting Policies and Estimates – Restructured bank debt” in this Item above) and generally unfavorable exchange rates in 2009. In addition, we did not receive as much interest income from short-term bank deposits in 2009 as we received in 2008.

Taxes on Income.  In 2009 and 2008, we recorded a net tax benefit of $2.5 million and $2.1 million, respectively. In 2009, this was primarily due to the settlement of our dispute with the Israel tax authorities, whereas in 2008, it was primarily the consequence of a tax benefit resulting from the impairment of tax deductible goodwill.

Net Profit.  In 2009, we had a net profit of $2.7 million, compared with a net loss of $44.2 million in 2008. This was primarily due to our 2008 cost reduction plan, launched during the fourth quarter of 2008, and our 2009 cost reduction plan, as reflected in lower total expenses recorded for 2009 in the various categories of expenses described above.

Variability of Operating Results.

Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products and is also affected by the seasonality of our business, as discussed under “Seasonality of Business” in Item 4.B. above. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

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

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. The shekel appreciated against the dollar by approximately 6.4% in 2010, 0.7% in 2009 and 1.2% in 2008, the effect of which in each year was compounded by inflation in Israel at rates of approximately 2.7%, 3.9% and 3.8%, respectively. See the table following “Inflation rated risks” below for additional related information.

In Europe and Japan, our revenues are received primarily in euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies appreciate relative to the dollar, the dollar value of our sales are positively impacted, as was the case for the euro in 2009, which appreciated by 3.5% in relation to the dollar, and the yen in 2010 and 2008, which appreciated by 13.5% and 23.6%, respectively, in relation to the dollar. However, if the value of these currencies declines relative to the dollar, the dollar value of our sales are adversely impacted, as was the case for the euro in 2010 and 2008, which declined in value by 7.4% and 5.4%, respectively, and the yen in 2009, which declined in value by 2.0%, in relation to the dollar.

Since exchange rates between the dollar and the shekel (as well as between the dollar and the euro and Japanese yen) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. Since 2008, we have engaged in currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. For a discussion of our hedging transactions, see Item 11 - “Quantitative and Qualitative Disclosures about Market Risk” below.

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

The following table presents information about the rate of inflation in Israel and the rate of appreciation of the shekel relative to the dollar and the gap between them, representing Israel’s effective inflation rate:

Year Ended December 31,	Israeli Inflation (Deflation) Rate	Shekel : Dollar Appreciation (Devaluation)	Inflation (Devaluation) Gap

2006	(0.1)%	8.2%	8.1%
2007	3.4%	8.6%	12.0%
2008	3.8%	1.2%	5.0%
2009	3.9%	0.7%	4.6%
2010	2.7%	6.4%	9.1%

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

Impact of recently issued accounting standards not effective for us as of December 31, 2010.

In October 2009, the FASB issued Account Standards Update, or ASU, No. 2009-13, “Multiple-Deliverable Revenue Arrangements (amendments to FASB ASC Topic 605, Revenue Recognition)”, to which we refer as ASU 2009-13, and ASU No. 2009-14, “Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software)”, to which we refer as ASU 2009-14. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company will adopt ASU 2009-13 and ASU 2009-14 in the first quarter of fiscal year 2011. We are currently evaluating the impact on our consolidated financial statements of such accounting standard updates.

In December 2010, the FASB issued ASU 2010-29, which amends ASC Topic 805 regarding the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). We believe that the adoption of these amendments will not have a material impact on our consolidated financial statements.

B.     Liquidity and Capital Resources.

At December 31, 2010, our outstanding indebtedness to Bank Hapoalim B.M., or the Bank, was approximately $99.0 million of interest-bearing debt. This figure excludes an additional sum of approximately $10.5 million that does not accrue interest and that the Bank has agreed to forgive in the future, subject to our timely making certain specified repayments. Pursuant to ASC 470-60, we treat the Bank debt as a troubled debt and accordingly present the amount as $112.7 million on the balance sheet in our consolidated financial statements included in this annual report. We intend to service our Bank debt, which is repayable over the next six years, from cash generated from operations. However, if such funds are insufficient we may seek additional equity funding. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $5.0 million at December 31, 2010, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by a Restructuring Agreement, as amended, which is described in “Material Contracts - Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

At December 31, 2010, we had $46.9 million of cash, cash equivalents and short and long-term bank deposits, compared with $41.3 million at December 31, 2009 and $20.4 million at December 31, 2008. The increase in 2010 was primarily attributable to $15.3 million of net cash provided from our operating activities, partially offset by $8.0 million of principal repayments to the Bank. In 2009, the increase was primarily attributable to $18.0 million of net cash provided from our operating activities and $14.9 million in net proceeds from our 2009 Equity Financing, partially offset by $10.1 million of principal repayments to the Bank, including a prepayment of $5.1 million made December 31, 2009.

Our cash use can be characterized within three categories of activities: operating, investing and financing, as discussed below.

Our net cash provided by operating activities in 2010 was $15.3 million compared to $18.0 million in 2009. The decrease in 2010 compared to 2009 was primarily attributable to an increase of $2.8 million in Inventory in 2010 compared to a decrease of $16.1 million in 2009, which was partially offset by a $3.0 million increase in net income and an increase of $13.3 million in trade and other accounts payable and accrued expenses in 2010, compared to a $0.9 million decrease in 2009.

Our net cash used in investing activities was $8.2 million in 2010 compared to $16.9 million in 2009. The primary reason for the decrease in 2010 was lower net investment in bank deposits in 2010. In 2010, we invested $6.1 million in short-term and long-term bank deposits compared to our investing $15.1 million, solely in short-term bank deposits, in 2009.

During 2010, net cash used in financing activities was $8.0 million, reflected the principal repayment of such sum to the Bank in connection with the Bank debt, compared with net cash provided by financing activities in 2009 of $4.7 million. The 2009 amount primarily reflected the $14.9 million net proceeds from our 2009 Equity Financing, partially offset by $10.1 million of principal repayment to the Bank.

Pursuant to factoring arrangements with financial institutions in Japan and Israel, at December 31, 2009, we had balances of approximately $1.2 million of promissory notes from customers and trade receivables that had been sold to such institutions.  There were no outstanding balances for such items at December 31, 2010.

During 2010, we continued to engage in currency hedging activities, first commenced in 2008, in connection with our exposure to changes in the dollar/shekel, dollar/yen and dollar/euro exchange rates. Also in 2008, we entered into a interest rate swap transaction with respect to $40 million of debt. For details, see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

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

D.     Trend Information.

For trend information, see the Risk Factors described in Item 3.D above, the “Overview” and “Operating Results” sections of this Item 5 - “Operating and Financial Review and Prospects” and Item 4 - “Information on the Company” above.

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

F.     Tabular Disclosure of Contractual Obligations.

The following table summarizes our known contractual obligations and commitments as of December 31, 2010 that we expect to require significant cash outlays in the future:

	Payments Due by Period ($ in thousands)
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2016 and
	Total	2011	2012-2013	2014-2015	Thereafter
Long-Term Debt Obligations(1)	$112,747	$12,298	$30,839	$34,430	$35,180
Operating Lease Obligations(2)	30,969	7,274	9,184	4,965	9,546
Other Long-Term Obligations(3)	8,693	3,698	4,995	-	-
	$152,409	$23,270	$45,018	$39,395	$44,726
____________

(1)
Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, as amended. based upon the terms of such Agreement, as amended, in effect on December 31, 2010.. See “Material Contracts - Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

(2)	Includes lease obligations for facilities, vehicles and certain equipment.
(3)
Includes obligations under our agreement with our IT systems outsourcer and payments due to the landlord of our Santa Clara facilities for certain building improvements. For additional related information, see Notes 11 and 12 to our consolidated financial statements included in this annual report.

The obligations amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2010, the maximum royalties payable to the OCS were $4.2 million, such payment being contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 2.0% to 9.0% of the net selling price, see Note 12d. to our consolidated financial statements included in this annual report.

The total amount of unrecognized tax benefits for uncertain tax positions was $7.6 million as of December 31, 2010. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

In addition, as of December 31, 2010, we had outstanding guarantees and letters of credit with various expiration dates of approximately $5.0 million principal amount, of which approximately $3.9 million related to facilities, $0.8 million related to a single vendor and the remaining amount related to car leases and other miscellaneous guarantees.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.     Directors and Senior Management.

The following table lists the names, ages and positions of the current members of our senior management as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	57	Chief Executive Officer
Aviram Steinhart	40	Senior Vice President and Chief Financial Officer
Danny Albeck	51	Executive Vice President, Global Research & Development
Shlomo Alkalay	54	Vice President, Corporate Projects
Caroline Coyle	45	Senior Vice President, General Manager - Surgical Strategic Business Unit
Lloyd Diamond	43	President of Lumenis Europe, Middle East and Africa
Robert Di Silvio	57	Senior Vice President, President of Lumenis North America Region
Rick Gaykowski	53	Vice President, Regulatory Affairs and Quality Systems
Robert Mann	53	Senior Vice President, General Manager - Aesthetic Strategic Business Unit
Michael Segev	61	Executive Vice President for Global Operations, IT and Service
Alex (Kow) Tanaka	57	President of Lumenis Japan
William Weisel	57	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	46	President of Lumenis China and Asia Pacific

The following table lists the names and ages of our current directors as of the filing date of this annual report:

Name	Age	Position
Harel Beit-On	51	Chairman of the Board of Directors
Yoav Doppelt	42	Director
Eugene Davis	56	Director
Naftali (Tali) Idan	59	Director
Talia Livni	67	Director

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

Danny Albeck has served as our Executive Vice President, Global Research & Development since joining Lumenis in November 2010. Prior thereto, Dr. Albeck was General Manager of CogniTens Ltd. from September 2007, having served in various executive positions following joining such company in 1996. Dr. Albeck holds a bachelor’s degree and a Ph.D. in physics from Bar Ilan University, Israel. He also studied marketing and finance at Lahav, Tel Aviv University Business School.

Shlomo Alkalay has served as our Vice President, Corporate Projects since August 2009. Prior thereto, Mr. Alkalay served from April 2007 as our Vice President of Global Service, leading technical support processes. From March 2007 until April 2007, he held the position of Vice President of Global Manufacturing, managing global Lumenis production activities, having previously served as our President of IT - Chief Information Officer (CIO), leading our Global IT Operations, from his joining Lumenis in 2002. Prior to joining Lumenis, Mr. Alkalay served as the Vice President of Business Development for Israel’s largest commercial and naval fleet supplier. He also served in the Israel Navy for 24 years, most recently as a Commander managing large-scale industrial and manufacturing engineering projects. Mr. Alkalay holds a bachelor’s degree in industrial engineering with honors from the Technion - Israel Institute of Technology, Haifa, or the Technion, and an MBA from Haifa University.

Caroline Coyle has served as Senior Vice President and General Manager of our Surgical Strategic Business Unit since joining Lumenis on January 1, 2010. Prior thereto, Ms. Coyle served from 2006 to 2009 as General Manager of Global Anesthesia, General Electric (GE) Healthcare, where she was responsible for the upstream marketing and research and development functions for the global business unit. Prior thereto, from 2004 to 2006, she held the post of Vice President, General Manager EMEA, with Mead Johnson Nutrition Company, a subsidiary of Bristol-Myers Squibb Company. From 1993 through 2004, Ms. Coyle served with Baxter Healthcare International in various market development and strategic marketing capacities, with increasing responsibility, focused primarily on developing the emerging market expansion in EMEA and Latin America, her last position being that of Director of Market Strategy and Business Development, EMEA Switzerland, from 2001. Ms. Coyle holds a bachelor’s degree in natural sciences and an MBA from Trinity College, Dublin, Ireland.

Lloyd Diamond has served as President of Lumenis Europe, Middle East and Africa since January 1, 2010. Prior thereto, he served as Senior Vice President and General Manager of both our Surgical Strategic Business Unit (from April 2007) and Lumenis Vision Strategic Business Unit (our Ophthalmic business) (from July 2009). In addition, from the end of 2008 until the end of 2009, he also assumed responsibility for managing our U.S. medical sales organization. Prior to joining Lumenis in April 2007, he served as Vice President Marketing for Laserscope from July 2005 to November 2006 and played a key role in the post-acquisition integration progress of Laserscope into American Medical Systems. Prior to joining Laserscope, Mr. Diamond held several marketing and management positions, including international responsibilities at leading medical global companies such as Kyphon Inc., from July 2004 to July 2005, and Linvatec, a division of Conmed Corporation formerly a division of Bristol Meyers Squibb, from 1997 to 2004. Mr. Diamond holds a bachelor’s degree in biochemistry and marketing from Florida Atlantic University and an MBA degree from Thunderbird, The American Graduate School of International Management.

Robert (Bob) Di Silvio has served as Senior Vice President and General Manager, Lumenis North America Region since re-joining Lumenis in October 2010. Mr. Di Silvio previously served as President and Chief Executive Officer of Pyng Medical Inc. from March 2009 to September 2010; as Vice President and General Manager of Safe Life Corporation from May 2007 to September 2008; and as Vice President of US Field Operations Physio-Control Division of Medtronic, Inc. from May 2002 to April 2007. Prior thereto, from February 1999 to April 2001, he was Vice President, US Field Operations of Coherent Medical Group (“CMG”) and, upon the acquisition of CMG by Lumenis in April 2001, he served as Executive Vice President, America Region, of Lumenis until January 2002. Mr. Di Silvio has served as a director of Pyng Medical Inc. since March 2008. He holds a bachelor’s degree in economics and organic chemistry from the University of Connecticut and a master’s degree in biochemistry and also completed three years at the University of Rome School of Medicine.

Rick Gaykowski has served as our Global Vice President, Regulatory Affairs and Quality Systems since joining Lumenis on April 1, 2010. Prior thereto, Mr. Gaykowski served from 2007 to 2009 as Vice President, Regulatory Affairs for Bard Access Systems, Inc., a division of C.R. Bard, where he was responsible for global regulatory strategies, oversight and submissions for the division, as well as direct interface with global regulatory authorities.  Previously, he held the positions of Vice President, Regulatory Affairs/Quality Assurance with the Precision Vascular business unit of Boston Scientific from 2004 to 2007; Vice President, Regulatory Affairs/Quality Assurance with Precision Vascular Systems, Inc. from 2001 to 2004; and Vice President, Regulatory Affairs/Quality Systems of InnerDyne, Inc. (acquired by Tyco International, Inc., now Covidien) from 1994 to 2001. Mr. Gaykowski holds a bachelor’s degree in behavioral sciences and health from the University of Utah.

Robert Mann has served as a Senior Vice President of Lumenis since joining Lumenis in January 2007 and as General Manager of our Aesthetic Strategic Business Unit since April 2009. From January 2007 until October 2010, he also served as President of Lumenis Americas and still retains responsibility for the Company’s operations in Latin America and the Caribbean. Prior to joining Lumenis, Mr. Mann served with Laserscope, a subsidiary of American Medical Systems, as its Group Vice President of Global Sales and Marketing for the Surgical Division from October 2005 to December 2006, as its Group Vice President of Sales and Marketing for the Surgical and Aesthetic Divisions from January 2005 to October 2005, as its Vice President of North American Sales and Marketing for the Surgical and Aesthetic Divisions from January 2004 to January 2005, as its Vice President of North American Sales and Marketing for the Aesthetic Division from December 2001 to January 2004 and as Director of its Physician Practice Enhancement Aesthetic Division from May 2001 to December 2001. Prior to joining Laserscope, Mr. Mann was National Director of Sales and Operations at a leading national chain of Dermatology and Plastic Surgery Centers from 1998 to May 2001.

Michael Segev serves as our Executive Vice President for Global Operations, IT and Service. He was appointed in October 2007 as our Senior Vice President (and from April 2008, Executive Vice President) for Global Operations. Subsequently, he also assumed responsibility for our Global Information Technology in May 2008 and for our Global Service Organization since December 2008. He previously held the position of Senior Vice President for Global Operations from joining Lumenis in October 2007. Prior to joining Lumenis, from 2001 to 2007, Mr. Segev held various senior positions with General Electric (GE) Healthcare, based in the United States, including Head of Global Processes and Operations for the Life-Sciences Division leading the integration of the former Amersham group into GE, and General Manager of Global Fulfillment and Global Supply Chain Operations at GE Medical Systems. From 1997 to 2001, he was with ELGEMS Ltd. (formerly part of Elscint Ltd.) in Haifa, Israel, where he served in diverse senior roles in customer support, marketing and, ultimately, as Vice President, Supply Chain Operations. Mr. Segev holds a bachelor’s degree in electronics engineering, a master’s degree in computer science and an MBA degree in industrial management, all from the Technion.

Alex (Kow) Tanaka has served as President of Lumenis Japan since joining Lumenis in May 2007, and has many years of experience in sales and business development within the medical equipment industry. Prior to joining Lumenis, Mr. Tanaka served as Operating Officer of Fukuda Denshi in Japan for Global Operations and as President of Fukuda USA in Seattle, Fukuda UK in London, and Kontron Medical in France, from May 2004 to May 2006. Mr. Tanaka also served in various managerial positions for G.E. Medical Systems Asia, from November 1990 to May 2004, such as Acting Director of BMD Lunar Business, Clinical Value Creation Group, and as Product Manager of the Ultrasound Diagnostic Imaging Division. He holds a degree in Foreign Studies from Aichi Prefectural University in Japan.

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

Zhai Qiying has served as President of Lumenis China and Asia/Pacific since joining Lumenis in April 2001 as part of the CMG acquisition. In 1992, Mr. Zhai started the Coherent operations in China and has managed them through our acquisition of CMG. He holds a bachelor’s degree in physics from University of Tianjin, China.

Members of our Board of Directors.

Harel Beit-On has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, a co-founder of Viola Partners, a private equity investment group, and a Founder/General Partner of the Viola Private Equity investment fund. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Red Bend Ltd. (of which he is chairman), Amiad Filtration Systems Ltd., Adsmarket G.M. Ltd and Zend Technologies Ltd. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology, or MIT.

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., Enzymotec Ltd., MGVS Ltd., YVC Management & Investments Ltd., Coreflow Ltd., Naiot Technologies Center Ltd., Yozma III Management and Investments Ltd. and RayV Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arena and has successfully led several exit deals and has extensive experience in exit management. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion and an MBA degree from Haifa University.

Eugene Davis has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a chief executive officer, chief restructuring officer, director, committee chairman and/or chairman of the board of numerous businesses. He currently serves on the board of directors of a number of companies, including Atlas Air Worldwide Holdings, Inc. and US Concrete, Inc., which he serves as chairman, Dex One Corporation, GSI Group Inc., Rural/Metro Corporation, SeraCare Life Sciences, Inc., Smurfit-Stone Container Corporation, Spansion Inc., Spectrum Brands Holdings, Inc. and Trump Entertainment Resorts, Inc. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

Natali (Tali) Idan has served as an external director of Lumenis since September 2007. He served as Executive and Chief Financial Officer of Ceragon Networks Ltd. from August 2004 until October 2010. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer of Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., and prior thereto, Mr. Idan was with Optrotech Ltd. (now Orbotech Ltd.) from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its U.S. subsidiary. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an MBA from De Paul University, Chicago, and is a certified public accountant in Israel.

Talia Livni has served as an external director of Lumenis since December 2006. Since 2002, Ms. Livni has served as President of Naamat — The Movement for the Advancement of Status of Women. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University. She is also a graduate of the National Security Academy.

Arrangements for Election of Directors and Members of Management: Family Relationships.

Harel Beit-On, Chairman of our board of directors, is also a member of the board of directors of the general partner of Viola-LM Partners L.P. Viola-LM Partners L.P., together with its affiliates, is the beneficial owner of 113,139,986 of our ordinary shares (constituting approximately 48.91% beneficial ownership of our outstanding share capital). In addition, Yoav Doppelt, who serves on our board of directors, also serves as Chief Executive Officer of Ofer Hi-Tech Investments Ltd., which, together with its affiliates, beneficially own 89,905,474 of our ordinary shares, constituting approximately 38.02% of our outstanding share capital. (The computation of percentages in this paragraph also takes into account any ordinary shares that the respective shareholders have the right to receive upon the exercise by them of warrants or stock options.) For additional information, see “Major Shareholders” in Item 7.A below. There are, however, no formal arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are no family relationships among any directors or members of our senior management.

B.     Compensation.

The following table presents all compensation we paid during the year ended December 31, 2010 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid(1)	Pension, Retirement and Other Similar Benefits Accrued

All directors and members of senior management as a group, consisting of 19 persons(2)	$4,243,000	$160,000

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.
(2)	Comprises 5 directors and 14 persons who served as members of senior management during 2010.

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

(2)	The current external directors, elected pursuant to the Companies Law, are Naftali (Tali) Idan and Talia Livni.

During the year ended December 31, 2010, we granted stock options to purchase an aggregate of 1,550,000 of our ordinary shares to 12 members of our senior management (namely to 12 of the persons who served as members of our senior management at any time during that year). All such stock options were granted under our 2007 Share Incentive Plan, with an exercise price of $1.0722 per share, and all such options expire seven years after grant. We did not grant stock options in 2010 to our Chief Executive Officer nor to any of our directors.

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

C.     Board Practices.

Introduction.

Our board of directors presently consists of five members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a  company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, pursuant to Amendment No. 16 to the Companies Law (which was enacted in March 2011 and the provisions of which will generally become effective on May 14, 2011, except for several specific provisions (including the provision described in this sentence), which will become effective on September 15, 2011), a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company's shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman's authorities. Such determination of a company's shareholders requires either: (i) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (ii) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statements review committee, compensation committee and finance committee are described in this Item below.

Terms of Directors.

The Companies Law and our articles of association provide that directors, other than external directors, are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of our Company may cause the election of a director (see “Election of Directors” in Item 10.B below). Except for the external directors, each director serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. External directors, as further described below, serve a three-year term (and, after May 14, 2011, may be reelected by shareholders for two additional three-year periods). Our board of directors may at any time appoint any persons to serve as directors (other than as external directors), whether to fill a vacancy on our board of directors or as an additional members to serve with the existing directors until the next general meeting of shareholders following the appointment. At such general meeting, the appointed director or directors may then be elected by shareholders to continue in office. Our shareholders may remove a director from office, under certain circumstances. There is no requirement that a director own shares of our Company.

External Directors.

Qualifications of External Directors.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer, a person to whom he or she reports, directly or indirectly,  or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any controlling shareholder (and, after May 14, 2011, a relative of a controlling shareholder, although this provision does not apply to the current term of external directors); or

•	any entity controlled by the company or by an entity controlling the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly reporting to the general manager, or any other person performing the functions (other than, after May 14, 2011, the position of a director), without regard to such person’s title.

In addition, after May 14, 2011, the following additional qualifications are required of an external director:

•	a person may not be appointed as an external director if he or she is a relative of a controlling shareholder. This provision does not apply to the current term of external directors;

•
where a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be appointed as an external director if he or she, or a relative, partner or employer of such person, or any entity under his or her control has, as of the date of the person’s appointment, any affiliation with the chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company. This provision does not apply to the current term of external directors.

•
a person may not serve as an external director if  a relative, partner or employer of such person, or a person to whom he or she reports, directly or indirectly, or any entity under his or her control, has a business or professional relationship with the chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company, even if such relationship is not on a regular basis (other than a relationship that is insignificant).

Our external directors are Naftali Idan and Talia Livni.

Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements apply to our external directors. Both Mr. Idan and Ms. Livni possess the requisite professional qualifications and Mr. Idan also has the requisite accounting and financial expertise.

The Companies Law prescribes certain qualifications for external directors in addition to those described above, including, that no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

For a period of two years after the termination of his or her service as an external director, a company may not engage any person who has served as an external director of that company as an office holder and cannot employ that person nor receive paid professional services from that person, either directly or indirectly, including through a corporation controlled by that person. After May 14, 2011, neither the company nor a controlling shareholder nor any entity controlled by such shareholder may grant a person who has served as an external director, or his or her spouse or child, any benefit (including appointment of any such persons as an office holder in the company or in corporation controlled by the controlling shareholder of the company), nor may it employ such person or receive paid professional services from such person, either directly or indirectly, including through a corporation controlled by such person, for a period of two years from the termination of his or her service as an external director (or, in case of a person that is not the spouse or child of the former external director, one year).

In addition, the Companies Law requires that if, at the time of appointment of an external director,  all members of the board of directors of a public company (and, after May 14, 2011, all members of the board of directors that are not controlling shareholders or their relatives) are of one gender, at least one external director must be of the other gender. We comply with such gender requirement.

Election and Removal of External Directors.

The Companies Law provides for special approval requirements for the election of external directors. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(A) Prior to May 14, 2011 --

(i) at least one-third of the shares held by non-controlling shareholders voted at the meeting are voted in favor of the election of the external director (disregarding abstentions);

or

(ii) the total number of shares held by those shareholders described in clause (i) above voted against the election of the external director does not exceed one percent (1%) of the total voting rights in the company.

(B) From May 14, 2011 --

(i) at least a majority of the shares held by shareholders voting at the meeting who are not controlling shareholders or who do not have a personal interest in the approval of the election (except for a personal interest that is not a result of relations with a controlling shareholder) are voted in favor of the election of the external director (disregarding abstentions);

or

(ii) the total number of shares held by those shareholders described in clause (i) above voted against the election of the external director does not exceed two percent (2%) of the total voting rights in the company.

The initial term of an external director is three years. Thereafter, because our ordinary shares were offered outside of Israel, our external directors may be reelected by our shareholders for an additional period of up to three years, provided in each case that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the operation of the board of directors and its committees, the reelection for such additional period is beneficial to the company. In addition, following May 14, 2011, an external director may be reelected by our shareholders for two additional periods of three years each, in either of the following circumstances: (i) if the external director is nominated by a shareholder or shareholders holding 1% or more of the voting power and his or her reelection is approved by a majority of those shares present and voting at the shareholders’ meeting that are held by shareholders who are not controlling shareholders and who do not have a personal interest in the reelection of the external director, provided that such shares represent at least 2% of the total voting power in the company; or (ii) the external director is nominated by the board of directors, and his or her reelection was approved by the same majority of shareholders that was required to elect such external director on his or her initial election. Ms. Livni’s initial term expired in December 2009 and she was re-elected for a second three-year term effective December 21, 2009. Mr. Idan’s initial term expired in September 2010 and he was re-elected for a second three-year term effective September 20, 2010. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company, or in other specific circumstances identified by a court.

Membership of Committees by External Directors.

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board of directors is required to include at least one external director, except for the audit committee, which is required to include all the external directors.

Directors’ Service Contracts.

We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Committees of the Board of Directors.

The only committees of our board of directors are the audit committee, the financial statements review committee, the compensation committee and the finance committee.

Audit Committee.

The board of directors of every Israeli public company must appoint an audit committee, which must consist of at least three directors, include all of the external directors and (after September 15, 2011) have a majority comprised of Unaffiliated Directors. An “Unaffiliated Director” is defined as an external director or a director that is appointed or classified as such, and that: (i) meets the qualifications of an external director, as confirmed by the audit committee; and (ii) has not serve as a director of the company for more than nine consecutive years.

The following may not be members of the audit committee:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director who is an employee of the company or who provides services to the company on a regular basis.

In addition, from September 15, 2011, the following may not be members of the audit committee:

•
any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or to a company controlled by such controlling shareholder, on a regular basis; or

•	a director whose main livelihood is dependent on the controlling shareholder.

After September 15, 2011, the chairman of the audit committee must be an external director, and a quorum for the audit committee shall be at least a majority of its members, provided that a majority of those present are Unaffiliated Directors, at least one of whom is an external director.

The role of the audit committee is, among other things, to identify irregularities in the management of the company’s business and to examine accounting, reporting, and financial control practices, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate courses of action to amend any irregularities, and to exercise the powers of the board of directors with respect to such practices.

The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions, including transactions with (i) office holders, (ii) third parties in which an office holder has a personal interest, (iii) controlling parties, and (iv) third parties in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in a company who each have a personal interest in the approval of the same transaction are deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval is granted (or, after May 14, 2011, provided its composition complies with the requirement of the law, as described above). Audit committee approval is also required in other instances prescribed by the Companies Law, including approval of the grant of an exemption from the liability for breach of duty of care towards a company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); or approval of engagements between a company and any of its directors relating to the service or employment of the director.

Our audit committee currently consists of Eugene Davis, Naftali Idan and Talia Livni. Mr. Davis serves as the chairman of our audit committee. Our board of directors has determined that each of Mr. Idan and Mr. Davis (i) is an audit committee financial expert, as defined by the SEC rules; (ii) qualifies as having the “accounting and financial expertise” required by the Companies Law; and (iii) has the requisite financial sophistication set forth in the NASDAQ rules and regulations. Our board of directors has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC, and otherwise meets the requirements for financial literacy under the listing rules of NASDAQ. While we are not currently subject to the NASDAQ rules and regulations, our board of directors believes that the NASDAQ standards with respect to director independence and audit committee qualification are useful for a company such as ours.

Financial Statements Review Committee.

Pursuant to the Companies Regulation (provisions and conditions in the matter of the approval process of financial statements), 2010, the board of directors of an Israeli public company may only approve the financial statements of the company after the financial statements review committee has formulated its recommendations to the board with respect of certain prescribed matters relating to the preparation of the financial statements as detailed in the said regulations, and submitted such recommendations to the board within a reasonable period prior to the meeting of the board on the matter.

The company's auditor must be invited to all meetings of the financial statements review committee, and the company's internal auditor must receive notices of such meetings and be entitled to participate.

The financial statements review committee must consist of at least three directors, a majority of whom must be Unaffiliated Directors. The restrictions on who may be a member of the audit committee, as described above, also apply to membership in the financial statements review committee.

All of the financial statements review committee members must have the ability to read and understand financial statements, and at least one of the Unaffiliated Directors on the financial statements review committee must have an “accounting and financial expertise” (within the meaning of the Companies Law).

The chairman of the financial statements review committee must be an external director. A quorum for the financial statements review committee is a majority of its members, provided that a majority of those present are Unaffiliated Directors, at least one of whom is an external director.

Our financial statements review committee consists of Eugene Davis, Naftali Idan and Talia Livni. Mr. Idan serves as the chairman of our financial statements review committee.

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

Internal Auditor.

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. After May 14, 2011, the audit committee will be required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor's work plan. The role of the internal auditor is to examine, among other things, whether a company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of a company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. Issa Azulai-Haver, one of our employees, has served as our internal auditor since August 2009.

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

Directors’ compensation arrangements and compensation arrangements of office holders that are considered extraordinary transactions (within the meaning of the Companies Law, as described below) require the approval of the audit committee, the board of directors and the shareholders, in that order. Compensation arrangements of office holders who are not directors require only the approval of the board of directors provided such arrangements are not considered extraordinary transactions. After May 14, 2011, the approval of the audit committee and the board of directors is required for all compensation arrangements of office holders who are not directors (provided that the compensation committee may provide its approval, in lieu of the audit committee, provided it satisfies all the qualifications relating to the audit committee). If the compensation arrangement of the office holder brought for approval is an amendment to an existing arrangement, then only audit committee approval is required, provided the audit committee determines that the amendment is not a material amendment to the existing arrangement.

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

If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants (and, from May 14, 2011, the spouse’s siblings and parents) and the spouses of any of such persons; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on a company’s profitability, assets or liabilities.

If a transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder ’approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee, generally may not be present at such meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.

Disclosure of Personal Interests of a Controlling Shareholder.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the total voting rights in the company.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $15 million for the benefit of all our directors and officers, in respect of which we paid an eighteen-month premium of approximately $105,500, which expires July 31, 2012. Such insurance does not cover our directors and officers in the event that trading in our shares resumes, and, accordingly, in such event, the terms and coverage of our insurance policy will be reviewed and the appropriate additional coverage sought. In addition, we have run-off directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of our directors and officers in office immediately prior to our recapitalization in 2006 (pursuant to the 2006 Purchase Agreement), purchased for a one-time premium of $1.1 million, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the 2006 Purchase Agreement.

Indemnification.

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that another person institutes on the company's behalf, against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding , or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

Our articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

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

D.       Employees.

The following table sets forth certain data concerning our workforce (excluding temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2010	2009	2008
Numbers of employees by category of activity
Management and administrative	80	75	80
Research and development	98	84	85
Operations	200	178	195
Sales and marketing	243	227	235
Service	147	152	156
Sales support	46	45	47
Total workforce	814	761	798
Numbers of employees by geographic location
Israel	259	244	262
North & South America	248	257	270
Europe	57	53	74
Japan	78	95	95
China, India & Asia Pacific	172	112	97
Total workforce	814	761	798
____________

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2010 was primarily the result of the expansion of our sales, marketing and service activities in China and India. The reduction in the size of our workforce in 2009 was primarily the result of two cost-reduction plans initiated by us in November 2008 and in 2009, including the cessation of operations by our French subsidiary.

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

The following table lists, as of March 16, 2011 the number of our shares owned, and stock options held, by each of our directors, our chief executive officer and others members of our senior management as a group:

	Shares of Lumenis (1)		Lumenis stock options (3)
	Number of Shares owned	Percent of outstanding Shares owned (2)	Number held (4)			Exercise price per share		Expiration date
			Exercisable within 60 days		Not exercisable within 60 days
Harel Beit-On	See table in Item 7.A “Major Shareholders” below		1,632,000	(5)	--	$1.0722		December 2013
Yoav Doppelt	-	*	768,000		--	$1.0722		December 2013
Naftali (Tali) Idan	-	*	100,000		--	$1.0722		September 2014
Talia Livni	-	*	100,000		--	$1.0722		December 2013
Eugene Davis	-	*	200,000		--	$0.9126	(6)	September 2014
Dov Ofer	-	2.22%	4,896,959		--	$0.9126	(7)	April 2014
All other members of senior management listed in Item 6.A above, as a group (consisting of 12 persons)	-	*	1,522,659		1,530,924	From $1.0722 to $24.90 (8)		From May 2011 to November 2017

*	Beneficially owns, individually, less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)
In accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of March 16, 2011. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at March 16, 2011, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

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

(7)
Pursuant to the terms of the option awards to Dov Ofer, the exercise price of such options was reduced from the initial $1.0722 per share to an exercise price per share equivalent to the effective price per share paid by the Investors under the 2006 Purchase Agreement, after giving effect to the adjustments resulting from the Post-Closing Adjustment Provisions set forth in such agreement. See “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below.

(8)	Weighted average exercise price for all such options is approximately $1.30 per share.

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

1999 Share Option Plan.

In November 1999, our board of directors adopted our 1999 Share Option Plan, to which we refer as the 1999 Plan, which was approved by our shareholders in May 2000 and was subsequently amended in May 2003. The 1999 Plan expired in November 2009 and accordingly no further grants may be made under this plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan.

2000 Share Option Plan.

In July 2001, we adopted our 2000 Share Option Plan, to which we refer as the 2000 Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan will expire in July 2011. Our directors, officers, employees and certain consultants and dealers are eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who are directors, officers and employees of Lumenis may be granted options under the 2000 Plan that qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, to which we refer as the ITA, has approved this plan as required by applicable law. The 2000 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan contemplates grant of awards to grantees in other jurisdictions.

Israel 2003 Share Option Plan.

In March 2003, our board of directors adopted our Israel 2003 Share Option Plan, to which we refer as the 2003 Israel Plan, which was approved by our shareholders in May 2003. The 2003 Israel Plan expires in March 2013. Only our directors, officers and employees who are residents of Israel are eligible to participate in this plan. Options may be granted under the 2003 Israel Plan that qualify under the “capital gains route” provisions of Section 102(b)(2) of the Ordinance (see above under “2000 Share Option Plan”), and this plan has been approved by the ITA.

2007 Share Incentive Plan.

In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan, to which we refer as the 2007 Plan, which expires in January 2017. In September 2007, our board of directors amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the 2007 Plan, as amended, was approved by our shareholders. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Ordinance (see under “2000 Share Option Plan, above”), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan contemplates grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

The following table presents certain option data information for the above-described plans as at March 16, 2011:

Plan	Total Ordinary Shares Reserved for Option Grants		Aggregate Number of Options Exercised(1)	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options
1999 Plan	2,801,705	(2)	2,631,705	none	170,000	$1.77
2000 Plan	11,500,000		460,195	5,684,401	5,355,404	$5.03
2003 Israel Plan	2,000,000		2,667	1,774,417	222,916	$1.64
2007 Plan	11,500,000		none	743,041	10,756,959	$1.00
Totals	27,801,705		3,094,567	8,201,859	16,505,279	$2.32

(1)	In addition, an aggregate of 2,742,574 shares were issued pursuant to the exercise of stock options under our earlier, now expired, stock option plans.

(2)	Represents aggregate number of options exercised plus aggregate number of options outstanding. The number of shares that had been reserved under the 1999 Plan was 5,000,000.

On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of the then outstanding options and shares available for future grants under the above plans to directors, officers, employees and eligible consultants.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.     Major Shareholders.

Ownership by Major Shareholders.

The following table presents as of March 16, 2011 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after March 16, 2011. Shares issuable upon the exercise or conversion of such options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, warrants or other convertible securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 215,340,549 ordinary shares outstanding as of March 16, 2011 (excluding 35,527 shares of treasury stock).

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

Beneficial Owner	Shares	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
Viola-LM Partners L.P.(1) and affiliates, including Harel Beit-On Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel	97,162,188	15,977,798	113,139,986	48.91%
Ofer Hi-Tech Investments Ltd.(2) and affiliates 9 Andre Saharov Street, 31905 Haifa, Israel	74,775,851	11,449,657	86,225,508	38.02%
Bank Hapoalim B.M.(3) 23 Menachem Begin Street, Migdal Levinstein 66183 Tel Aviv, Israel	—	11,911,300	11,911,300	5.24%
____________

(1)	The beneficial ownership by Viola-LM Partners L.P. (formerly LM Partners L.P.), to whom we refer as Viola-LM, of our ordinary shares consists of:

(a) 97,147,188 shares held directly by Viola-LM, of which:

(i) 65,286,327 shares were purchased on December 5, 2006 pursuant to a purchase agreement dated September 30, 2010 (to which we refer as the “2006 Purchase Agreement”);

(ii) 4,761,239 shares were purchased on December 5, 2006 and 8,537,690 shares were purchased on June 4, 2007 via the exercise of warrants granted in connection with the 2006 Purchase Agreement;

(iii) 13,743,750 shares were issued on March 18, 2009 under the post-closing share adjustment provisions of the 2006 Purchase Agreement (to which we refer as the Post-Closing Adjustment Provisions) (For details, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in this Item below); and

(iv) 4,818,182 shares were purchased on June 25, 2009 pursuant to an equity financing (to which we refer as the “2009 Equity Financing”) (For additional details, see “Material Contracts - 2009 Equity Financing” in Item 10.C below);

(b) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of Viola-LM;

(c) 11,936,707 shares issuable upon the exercise of outstanding warrants (to which we refer as the 2006 Warrants) granted in connection with the 2006 Purchase Agreement and held by Viola-LM, all of which are currently exercisable and expire on December 5, 2011;

(d) 2,409,091 shares issuable upon the exercise of warrants (to which we refer as the 2009 Warrants) granted to Viola-LM in connection with the 2009 Equity Financing, all of which are currently exercisable and expire on June 25, 2014; and

(e) 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable and expire on December 12, 2013.

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

(2)	The beneficial ownership by Ofer Hi-Tech Investments Ltd., to whom we refer as Ofer Hi-Tech, of our ordinary shares consists of:

(a) 74,337,541 shares held directly by Ofer Hi-Tech, of which:

(i) 46,633,091 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement;

(ii) 12,908,871 shares were purchased on June 4, 2007 via the exercise of warrants granted in connection with the 2006 Purchase Agreement;

(iii) 10,413,275 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions;

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing; and

(v) 109,577 shares were purchased on February 11, 2010 from a third party who had purchased such shares via the exercise of warrants that had been granted to Ofer Hi-Tech in connection with the 2006 Agreement, and assigned by Ofer Hi-Tech to the third party (and include 16,311 shares issued to the third party under the Post-Closing Adjustment Provisions).

(Of the above 74,337,541 shares, 8,695,584 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (to which we refer as the Trust Agreement);

(b) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech, of which 373,065 shares were purchased on June 4, 2007 via the exercise of warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions;

(c) 9,313,293 shares issuable upon the exercise of outstanding 2006 Warrants held by Ofer Hi-Tech (of which, warrants for 1,062,500 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable and expire on December 5, 2011; and

(d) 2,136,364 shares issuable upon the exercise of the 2009 Warrants held by Ofer Hi-Tech (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable and expire on June 25, 2014.

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

(3)
The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by the Bank, all of which are currently exercisable and expire on June 30, 2014. For additional information, see “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Changes in Percentage Ownership by Major Shareholders.

2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders

On December 5, 2006, we completed a purchase agreement (to which we refer as the 2006 Purchase Agreement), dated as of September 30, 2006, by and among Lumenis, Viola-LM (then known as LM Partners L.P.) and Ofer Hi Tech (to whom we together referred as the Investors), and LM (GP) L.P. (as the Investors’ representative), for the private placement of 111,919,418 of our shares (to which we refer as the Purchased Shares) and 49,229,855 warrants to the Investors.  Of the said warrants, 27,979,855 warrants have now been exercised (we refer to the underlying shares as the Warrant Shares), including 1,772,055 by assignees of Ofer Hi Tech. For details of the allocation of the aforesaid shares and warrants between the Investors, see above in this Item.

The 2006 Purchase Agreement contains the Post-Closing Adjustment Provisions, pursuant to which the number of Purchased Shares (as well as the number of Warrant Shares) shall be adjusted, and the exercise price of the outstanding warrants would automatically be reduced, to take account for all awards, judgments, losses, liabilities, indemnities, damages, costs and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the then recently concluded investigation of Lumenis by the SEC, a securities class action lawsuit (in respect of which a settlement was approved by the court in August 2008), the SEC proceeding against our former chief financial officer (concluded in February 2009), and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing (to which we refer as the Relevant Amounts). Adjustment for this purpose is to be made by the issuance to the Investors for no additional consideration of a number of additional shares as if at closing of the 2006 Purchase Agreement the price per share for the Purchased Shares would have been equal to (a) $40,000,000 less the Relevant Amounts, divided by (b) 37,304,938 (our total issued and outstanding share capital at such time), provided, however, that adjustment in this respect is not to be made for Relevant Amounts that exceed $30,000,000. Upon such adjustments, a similar adjustment is to be implemented with respect to the number of Warrant Shares. The maximum numbers of such additional shares that could be issued with respect to the Purchased Shares and the Warrant Shares are 335,739,838 shares and 83,934,959 shares, respectively, and cumulatively, 419,674,797. To the extent that Relevant Amounts are quantified as a result of a settlement of actions, proceedings or investigations, the 2006 Purchase Agreement provides that any such settlement (i) shall be approved by our board of directors based on (a) a unanimous recommendation of a special committee of the board of directors that must include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as are required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of our shareholders by a special majority.

The 2006 Purchase Agreement further provides that in the event that the proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law (following approval by our audit committee and board of directors) and such shareholders’ approval is not obtained, then such failure to obtain approval would give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action (for which an adjustment was made, as further described in the next paragraph), and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, we will be required to issue to the Investors an additional 419,674,797 ordinary shares. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if a shareholder acquires shares and as a result of such acquisition such shareholder owns in excess of 90% of our issued and outstanding capital. In the event that certain tests under the Companies Law are met, the shares held by several shareholders may be required to be aggregated for the purpose of calculating the number of shares held by a shareholder. If the Investors’ holdings will be required to be aggregated then as a result of the implementation of the maximum relevant amounts provision a full tender offer requirement may be triggered. In such a case, the Investors may waive an issuance or a portion thereof that would result in the Investors holding more than 90% of our issued and outstanding share capital.

Following the conclusion of the principal securities class action lawsuit filed against us (the terms of settlement of which were approved by a general meeting of our shareholders in 2008), the ancillary complaint and the SEC investigations and proceedings, and after obtaining all requisite approvals, recommendations and opinions pursuant to the Post-Closing Adjustment Provisions and applicable law, on March 18, 2009 we issued an aggregate of 24,466,936 shares to the Investors and certain assignees, for no additional consideration, in accordance with such provisions. For details of the allocation of the aforesaid shares between the Investors, see above in this Item. The issuance of these shares for no additional consideration reflects a reduction from $1.0722 to $0.9126 in the effective price per share paid for the Purchased Shares and the Warrant Shares.

In addition, the terms of the outstanding warrants under 2006 Purchase Agreement provide that upon the issuance of additional shares pursuant to the Post-Closing Adjustment Provisions, the exercise price of these warrants would automatically be reduced to 110% of the resulting adjusted price per Purchased Share. Accordingly, the exercise price of the outstanding warrants under 2006 Purchase Agreement was automatically reduced from $1.1794 per share to $1.0039 per share.

The Post-Closing Adjustment Provisions remain operative until the later of December 2011 or five years after any relevant matter was first submitted to court. Currently outstanding matters which may give rise to issuance of additional shares under the adjustment mechanism are not expected to result in material dilution to our shareholders. We cannot assure you that no matters exist that could result in the commencement of future actions, proceedings or investigations to which these provisions would apply, nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the Investors (and the new investors under the 2009 Equity Financing – see “Material Contracts - 2009 Equity Financing” in Item 10.C below).

The above is a summary of some of the provisions of the 2006 Purchase Agreement. This summary is qualified in its entirety by reference to the full text of the 2006 Purchase Agreement and the warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

Significant Changes in Percentage Ownership during Past Three Years

At December 31, 2007, the Investors under the 2006 Purchase Agreement, Viola-LM (then known as LM Partners L.P.) and Ofer Hi-Tech, together with their affiliates, held approximately 44.4% and 35.9%, respectively, of the issued and outstanding shares of Lumenis. In March 2009, their holdings increased to approximately 45.8% and 36.7%, respectively, as a result of the issuance to them of additional shares under the Post-Closing Adjustment Provisions of the 2006 Purchase Agreement. In June 2009, as a result of the issuance of shares under the 2009 Purchase Agreements, the shareholdings of Viola-LM and Ofer Hi-Tech (including their affiliates) decreased slightly to approximately 45.1% and 36.4%, respectively. The holdings of Ofer Hi-Tech include shares held by Ofer Hi-Tech in trust for third parties and, until August 1, 2010, included 3,679,966 shares (then equating to 1.7% of the issued and outstanding shares of Lumenis) held by third parties who had agreed to vote such shares at any meeting of our shareholders in the manner voted by Ofer Hi-Tech. The computation of percentages in this paragraph is solely based upon issued ordinary shares and excludes any Lumenis shares that the respective shareholders had the right to receive upon the exercise by them of warrants or stock options.

Immediately prior to implementation of Post-Closing Adjustment Provisions under the 2006 Purchase Agreement in March 2009, Bank Hapoalim B.M., to which we refer as the Bank, held warrants for the purchase of 9,411,300 of our shares, which then constituted approximately 5.1% of our outstanding shares, assuming exercise of such warrants by the Bank. As a consequence of dilution resulting from the implementation of such adjustment provisions, the Bank ceased to be a beneficial owner of 5% or more of our shares. However, on June 30, 2009, the terms of the warrants held by the Bank were modified, pursuant to which the number of shares issuable thereunder increased by 2,500,000, and the Bank again became a beneficial owner of 5% or more of our shares. For additional information, see “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Record Holders.

Based upon a review of the information provided to us by our transfer agent, as of March 16, 2011, there were  938 holders of record of our shares, of which 715 record holders holding 36,881,754, or approximately 17.12%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company, held of record 36,304,026 of our outstanding ordinary shares on behalf of an estimated 110 firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.     Related Party Transactions.

Registration Rights Agreement and Amendment

In December 2006, contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement with the Bank, we entered into a registration rights agreement (to which we refer as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), Ofer Hi-Tech and the Bank to provide certain registration rights to them and their respective assignees. On June 25, 2009, contemporaneously with the closing of the purchase agreements under the 2009 Equity Financing (described in “Material Contracts – 2009 Equity Financing” in Item 10.C below), we entered into an amendment to the Registration Rights Agreement (to which we refer as the Registration Rights Agreement Amendment), pursuant to which (i)  Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P., (to whom we refer collectively as Agate), the new investor participating in the 2009 Equity Financing, by execution of joinders, became a party to the Registration Rights Agreement, and (ii) the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants became subject to the rights granted under the Registration Rights Agreement. For certain details of the 2006 Purchase Agreement see “Major Shareholders – Ownership by Major Shareholders” and “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A above; for details of the Restructuring Agreement, see “Material Contracts – Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

The registration rights provided under the Registration Rights Agreement, as amended by the Registration Rights Agreement Amendment, relate to the following shares:

•	The shares acquired at the closing under the 2006 Purchase Agreement;

•	The shares acquired at the closing of the 2009 Equity Financing;

•	The Warrant Shares that were issued upon the exercise of warrants granted pursuant to the 2006 Purchase Agreement;

•	The shares issuable upon the exercise of the outstanding warrants granted pursuant to the 2006 Purchase Agreement;

•	The shares issuable upon the exercise of the 2009 Warrants;

•	The shares issuable upon the exercise of the warrants held by the Bank;

•
Additional shares issued or issuable pursuant to the Post-Closing Adjustment Provisions under the 2006 Purchase Agreement (see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in this Item above) or to Agate under the 2009 Purchase Agreements as a result of issuances pursuant to the Post-Closing Adjustment Provisions; and

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

Charitable Contributions

In May 2010, we contributed the sum of NIS 4,000 to Orr Shalom, an Israeli non-profit organization that provides residential and therapeutic services to children and youth at risk. Ms. Tamar Beit-On, the wife of Mr. Harel Beit-On, Chairman of our board of directors, is a member of the board of directors of Orr Shalom.

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

C.     Interests of Experts and Counsel.

Not Applicable

ITEM 8.               FINANCIAL INFORMATION.

A.     Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information required by the SEC’s Regulation S-X are included in this annual report beginning on page F-1.

Export Sales.

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	2010	2009	2008
Total Export Sales*	$236,550	$225,678	$256,032
as a percentage of Total Sales	99.5%	99.8%	99.8%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings.

We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have a material adverse impact on our business, financial condition, results of operations or cash flows.

Lawsuits against Alma Lasers.

On June 28, 2007, we filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. (to whom we refer, both individually and jointly, as Alma) in the U.S. District Court for the Northern District of Illinois, claiming that Alma's light-based cosmetic treatment systems, including the Harmony platform, infringe seven of our U.S. patents. We also alleged that Alma’s activities constitute willful infringement of these patents. On September 2, 2010, the parties entered into a settlement agreement, whereby Alma paid to us $6.5 million in return for a license to the Lumenis patent portfolio in the aesthetic field, and the infringement action against Alma was accordingly dismissed. However, the settlement of this infringement action in the U.S. District Court does not in any way affect the lawsuit mentioned below that was filed by us against Alma and its founders in the Israeli courts.

On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders, Ziv Karni, Yoav Avni, and Nadav Bayer (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We have requested (i) relief from the court in the form of an injunction against the use of such core technology by Alma in its products and (ii) monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of our technology. We also requested from and obtained leave of the U.S. District Court where the infringement action referred to above was filed to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers, Inc. The complaints allege that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma Founders departed from Lumenis, and that the designs and technology related to such components were misappropriated by one or more of the Alma Founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleges that Alma has earned significant revenues from the sale of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that the Alma Founders were recently paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology. On January 12, 2010, pursuant to a motion by Alma, the U.S. District Court ruled that Israel is the most appropriate jurisdiction for adjudication of the cause of action for misappropriation of trade secrets and dismissed such cause of action from the U.S. law suit. We intend to amend the complaint with the court in Israel to include Alma Laser Inc. in that action. On April 26, 2010 , the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court, where it is ongoing. The case against Alma in the District Court is stayed until the case in the Labor Court is concluded.

Claim by Trimedyne

On August 23, 2005, we and Trimedyne, Inc., entered into an OEM agreement for a period of five years that provided for the purchase by us of certain Trimedyne products during the contract period. Trimedyne alleged that we had breached the contract and stated its intention to file a lawsuit against us with respect to such alleged claims. After extensive negotiations between the parties, we entered into a settlement agreement with Trimedyne in August 2010, pursuant to which we agreed to pay to Trimedyne the amount of $2 million in return for a full settlement and release of such alleged claims.

Administrative Subpoena from U.S. Department of Commerce.

In or about March 2006, we received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against our U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or re-exports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. We cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, we submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to our outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, we submitted a full report to the Treasury Department, where the matter is still under review. The Commerce Department’s determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Lawsuit by Dr. Steven Bengelsdorf

On August 28, 2009, Dr. Steven Bengelsdorf filed a complaint in the Chancery Court for Williamson County, Tennessee against Lumenis Inc. for breach of contract, negligence, fraudulent misrepresentation and violation of the Tennessee Consumer Protection Act, claiming damages in the approximate amount of $800,000. The complaint alleges that the Lumenis One product purchased by the plaintiff required numerous service calls. Dr. Bengelsdorf also claims that during one of the service calls, one of our technicians deleted the patient database that was stored in the device. We removed the matter to federal court on September 30, 2009. While we admitted liability regarding the deletion of the database, we deny all other allegations set forth in the complaint. The trial in this matter has been set for May 2012. We have filed with the court an Offer for Judgment in the amount of $175,000. We intend to defend our position vigorously and believe that the provisions that are included in our financial statements in respect of this claim are appropriate and sufficient.

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, we were served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece, with a complaint seeking compensation for damages that were allegedly caused by the malfunction of a “Photoderm” machine sold by our agent, K.P. Parpas Hellas Aesthetic And Medical Equipment- Services-Products S.A. The complaint alleged damages in the approximate amount of 1,234,620 euros. The matter was tried by the Court of First Instance of Athens and the claims against us were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in our favor. In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against us. The hearing on the appeal was held on February 21, 2011 and we are awaiting the final court ruling. We believe that this claim is without merit and accordingly no provision was recorded in respect thereto in our financial statements.

Miscellaneous Lawsuits.

We are also a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products, as well as certain claims alleging that we are in breach of contract with certain customers and other non-material commercial claims. We are also parties to various employment claims in some of the regions in which we operate. We are defending these claims vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have a material adverse impact on our business, financial condition, results of operations or cash flows.

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

Sales Prices
	High	Low
2006 Annual	$2.68	$1.40
2007 Annual	-	-
2008 Annual	-	-
2009 Annual	-	-
2010 Annual	-	-
2011 (to date)	-	-

Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of any securities exchange on which our ordinary shares may be listed once again in the future.

B.     Plan of Distribution.

Not Applicable.

C.     Markets.

The ordinary shares of  the Company (then known as ESC Medical Systems Ltd.) were first listed and began trading on the NASDAQ National Market (now known as the NASDAQ Global Market) on January 24, 1996 under the ticker symbol “ESCMF”, which was changed to the ticker symbol “ESCM” as of September 17, 1999. On September 24, 2001, our shares began trading under the ticker symbol “LUME”. On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the Pink Sheets, trading under the ticker symbol “LUME.PK”. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act. On May 1, 2007, we filed a registration statement for the re-registration of our shares, which resulted in our ordinary shares once again becoming eligible for quotation or trading in the United States. Nevertheless, our shares have not been listed on any national securities exchange or quoted on any exchange or interdealer system since April 26, 2006.

D.     Selling Shareholders.

Not Applicable.

E.     Dilution.

Not Applicable.

F.     Expenses of the Issue.

Not Applicable.

ITEM 10.             ADDITIONAL INFORMATION.

A.     Share Capital.

Not applicable

B.     Memorandum and Articles of Association.

Purposes and Objects of the Company.

We are a public company registered under Israel’s Companies Law as Lumenis Ltd., registration number 52-004255-7. Pursuant to our memorandum of association, we were formed for the purpose of engaging in the research, development, manufacture, marketing, sale, import and export of high output electrical energy systems, systems that will produce other forms of energy and products that are based on high output technologies; performing various corporate activities permissible under Israeli law; and engaging in any field that the management of the Company may decide from time to time.

On February 1, 2000, the Companies Law came into effect and superseded most of the provisions of Israel’s Companies Ordinance (New Version), 5743-1983, except for certain provisions that relate to bankruptcy, dissolution and liquidation of companies.

The Powers of the Directors.

Under the provisions of the Companies Law and our articles of association, the management of the business of the Company is vested in our board of directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members of our board in board meetings, see “Fiduciary Duties of Officer Holders — Approval of Related Party Transactions Under Israeli Law” in Item 6.C – “Board Practices” above and in this Item below.

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except to the same degree as any other transaction into which we may enter.

Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our Company in order to qualify to serve as directors.

Rights Attached to Shares.

Our authorized share capital consists of 900,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. On September 14, 2010, our shareholders approved a resolution authorizing our board of directors, for a period of 36 months from such date, to effect one or more reverse stock splits (consolidations) of our shares, in such ratio as our board of directors shall, in its absolute discretion, determine. For further information regarding such resolution, see “Changes in Our Capital” in this Item below.

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

Voting Rights.  Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholders’ meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. There are currently no preferred shares outstanding.

The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our articles of association, increases to our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, is required to act fairly towards the Company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement among shareholders is also subject to these duties.

Election of Directors.

Pursuant to our articles of association, our directors (other than external directors) are elected by the holders of a simple majority of our ordinary shares present and voting at a general shareholders’ meeting. See Item 6.C - “Board Practices” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices - External Directors” in Item 6.C above and discussion in the foregoing paragraph.

In addition, pursuant to our articles of association, any shareholder or group of shareholders of the Company holding at least twelve percent (12%) of the voting rights of the issued share capital of the Company, to whom we refer as a 12% Group, may request that our board of directors include in the agenda of the next general meeting in which directors are due to be elected to our board of directors, one (1) nominee designated by such 12% Group. The request must be delivered to the Secretary of the Company not later than 40 days and not more than one hundred and twenty (120) days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted to the shareholders if at least 75% of the then-serving directors resolve that his/her nomination is not in the best interests of the Company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all of the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

Viola-LM Partners L.P. holds 45.1% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech Investments Ltd. holds 34.5% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect 3 and 2 of our directors, respectively. However, our external directors can only be elected in compliance with the special approval requirements described in “Board Practices - External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

Annual and Special Meetings.

Our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

A special general meeting of shareholders may be convened by our board of directors, in its discretion. In addition, our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one-quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

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

Adoption of Resolutions.

Subject to the provisions of the Companies Law or as specifically set forth in our articles of association (for example, see “Election of Directors” in this Item above), a shareholders’ resolution, such as a resolution for an amendment to our articles of association, shall be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting thereon. Under the Companies Law, a resolution to voluntarily wind up the Company requires approval by holders of 75% of the voting rights represented at a shareholders’ meeting, in person or by proxy, and voting on the resolution.

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

Changing Rights Attached to Shares.

Under our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted at a general meeting of our shareholders and at a separate general meeting of the holders of the affected class, in each case via a simple majority of the voting power participating in such meeting.

Limitations on the Rights to Own Securities in Our Company.

Neither our memorandum of association or our articles of association nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company.

The Companies Law requires that mergers between Israeli companies be approved by the boards of directors of and, unless certain requirements described under the Companies Law are met, general meeting of shareholders of both parties to the transaction. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

The approval of the board of directors of each merging company is subject to such boards’ determination that on its opinion, considering the financial position of the merging companies,  no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations to its creditors. Each company must notify its creditors about a contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as approval by the antitrust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, (2) was from a 25% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 45% or greater shareholder of the company. A tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the subject company’s outstanding shares, regardless of how many shares are tendered by shareholders. A tender offer may be consummated only if (i) at least 5% of the subject company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and, pursuant to Amendment No. 16 of the Companies Law, after May 14, 2011, any person having a personal interest in the acceptance of the tender offer).

If, as a result of an acquisition of shares (and, after May 14, 2011, voting rights), the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, and, after May 14, 2011, if more than a majority of the offerees who do not have a personal interest in the acceptance of the tender offer accept the offer, then all of the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. After May 14, 2011, an offeror may provide in the offer that an offeree who accepts the offer will not be entitled to appraisal rights, so long as the offeror and the company disclosed the information required by law in connection with the tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, or, after May 14, 2011, if less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer accept the offer (unless the offerees that did not accept the offer constitute less than 2% of the outstanding shares), then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation before the shares received in such stock-for-stock swap are sold.

Pursuant to our 2000 Share Option Plan, and Israel 2003 Share Option Plan, in the event of a change of control, all options then held by our directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire number of ordinary shares underlying such options.

Changes in Our Capital.

Changes in our capital are subject to the approval of our shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting. At the annual general meeting of our shareholders held on September 14, 2010, our shareholders approved a resolution authorizing our board of directors, for a period of 36 months from the date of such meeting, to effect one or more reverse stock splits (consolidations) of our authorized share capital and our issued and outstanding shares, in such ratio, and either by increasing or maintaining the same par value per share, as our board of directors shall, in its absolute discretion, determine. Our board of directors was also authorized to approve such amendments to our memorandum and articles of association and to take such other actions as it shall determine, in its absolute discretion, to be necessary or appropriate to give effect to the aforesaid reverse stock split. The foregoing is only a summary of the shareholders’ resolution and is qualified in its entirety by reference to the full text of the resolution and the background explanation provided in Item 3 of the proxy statement dated August 9, 2010 furnished to shareholders in connection with the meeting, which is an exhibit to this annual report and is incorporated herein by reference.

The foregoing description includes only a summary of certain provisions of our Memorandum and Articles of Association and is qualified in its entirety by reference to the full text of such documents, which are exhibits to this annual report and are incorporated herein by reference.

C.     Material Contracts.

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A - “History and Development of the Company” above, Item 4.B - “Business Overview” above, Item 5.B – “Liquidity and Capital Resources” above, Item 7.A - “Major Shareholders” above or Item 7.B - “Related Party Transactions” above.

Bank Debt Restructuring Agreement, as Amended

We entered into a debt restructuring agreement with Bank Hapoalim Ltd., or the Bank, dated September 29, 2006, which agreement has been amended from time to time through January 2010, and to which, together with such amendments, we refer as the Restructuring Agreement. The main current provisions of the Restructuring Agreement are as follows:

Repayment Schedule and Debt Forgiveness.

The principal amount of the Bank debt outstanding immediately after the closing of the Restructuring Agreement was approximately $122.1 million (plus our obligations relating to certain commercial guarantees and letters of credit), excluding $25.0 million that the Bank had agreed to forgive (to which we refer as Debt Forgiveness) subject to our making certain specified repayments. The current amount of the Bank debt is $99.0 million, excluding $10.5 million of Debt Forgiveness, to be repaid to the Bank in accordance with the schedule set forth in the table below.

Date	Repayment of Principal	Debt Forgiveness
	(in dollars)	(in dollars)
June 30, 2011	10,000,000	6,250,000
June 30, 2012	15,133,040	4,291,850
June 30, 2013	10,266,080	-
June 30, 2014	15,000,000	-
June 30, 2015	15,000,000	-
June 30, 2016	15,000,000	-
June 30, 2017	18,596,517	-
Totals	$98,995,637	$10,541,850

Interest Rate.

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates (of three month LIBOR plus 3% and three month LIBOR plus 5.25%)  were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) is postponed. All interest payments are due quarterly.

The following table sets forth the outstanding balance of the Bank debt at December 31 of each year (commencing with year-end 2010) and rates of interest payable thereon, as well as the weighted average rate of interest over the subsequent twelve month period, assuming the due payment by Lumenis of all repayments pursuant to the Restructuring Agreement.

Date	Total Outstanding Bank Debt	Proportion of Bank Debt at the respective rates of interest payable thereon (1)			Weighted Average interest Rate
		3 month LIBOR + 1.5%	3 month LIBOR + 3%	3 month LIBOR + 5.25%	(over next 12 months)
	(in dollars)	(in dollars)	(in dollars)	(in dollars)	3 month LIBOR
December 31, 2010	98,995,637	56,463,477	10,000,000	32,532,160	+3.208%
December 31, 2011	88,995,637	35,931,317	-	53,064,320	+3.96%
December 31, 2012	73,862,597	15,399,157	-	58,463,440	+4.85%
December 31, 2013	63,596,517	-	-	63,596,517	+5.25%
December 31, 2014	48,596,517	-	-	48,596,517	+5.25%
December 31, 2015	33,596,517	-	-	33,596,517	+5.25%
December 31, 2016	18,596,517	-	-	18,596,517	+5.25%

(1)
Reflects the relevant rates of interest payable immediately following December 31 of each year. The amounts subject to such rates of interest will vary, as a result of repayments and changes in the applicable rates of interest, during the course of the subsequent twelve month period and such variations have been taken into account in calculating the weighted average rates of interest.

Although the balance of the Debt Forgiveness of $10.5 million, referred to in the previous table above, does not bear interest, in the event that the Bank declares bank debt immediately due and payable as a result of an event of default, as defined in the Restructuring Agreement, the said $10.5 million, or any part thereof not previously forgiven, shall be deemed to be part of the principal amount to be paid by us and shall accrue, from such time until repayment, interest at LIBOR plus 5.25%.

Warrants Held by the Bank.

The Bank holds two warrants for the purchase of an aggregate of 11,911,300 of our shares, one of which is for 9,411,300 shares at an exercise price of $1.00 per share and the other of which is for 2,500,000 shares at an exercise price of $1.40 per share. Both warrants are exercisable up to June 30, 2014.

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

The shares issuable to the Bank upon the exercise of the warrants are included in the Registration Rights Agreement described in Item 7.B above under “Registration Rights Agreement”.

Cash Fee based on our Share Price.

We are obligated to pay $7.5 million to the Bank if, prior to March 31, 2017 (or prior to the date of repayment to the Bank in full of our Bank debt, if earlier), our share price equals or exceeds $7.00 per share for 15 consecutive trading days.

Other Cash Fees Payable to the Bank.

We are to pay to the Bank a cash fee of $6.0 million, to which we refer as the Cash Fee, upon the earliest to occur of any of the following events while the loan to the Bank is outstanding:

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

Furthermore, the Cash Fee of $6.0 million is also payable if we attain annual earnings before interest, depreciation, taxes and amortization (or EBIDTA - as such term is defined in the 2009 amendment to the Restructuring Agreement) for any year in excess of $45.0 million; provided that:

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

Financial Covenants.

Customary for transactions of the type effected by it, the Restructuring Agreement contained certain covenants. Currently, the only financial covenant to which we are subject, commencing as of the end of the second quarter of 2009 (the quarter ended June 30, 2009) and remaining in effect until the end of the second quarter of 2011, is the requirement that we have available and accessible consolidated cash reserves of at least $20.0 million.

Effective from the end of the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we will be required to comply with the following financial covenants:

•
The ratio of Total Debt to EBITDA (as such terms are defined in the 2009 amendment to the Restructuring Agreement) shall not exceed the following (as of the end of the quarters set forth below, calculated based on the sum of such quarter and the three preceding quarters):

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

•
The Interest Coverage Ratio (as defined in the 2009 amendment to the Restructuring Agreement) as of the end of each of the quarters set forth below, calculated based on the average of such quarter and the three preceding quarters, shall be at least:

•     1 (one)             -       the third and fourth quarters of 2011 and the first quarter of 2012; and

•     2 (two)             -       the second quarter of 2012 and each quarter thereafter.

Negative Covenants.

The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from:

•	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);

•	incurring additional debt in excess of $30.0 million;

•	entering into or approving any merger, consolidation, or scheme of restructuring; or making certain acquisitions;

•	entering into certain transactions with related parties; and

•	disposing of assets, except as permitted under the Restructuring Agreement.

Security.

All of our security agreements in favor of the Bank existing immediately prior to the Restructuring Agreement remain effective and serve as security on the amounts due under the Restructuring Agreement. In addition, we granted the Bank security interests in additional collateral as part of the Restructuring Agreement, as amended. These securities include a lien on substantially all of our assets, certain fixed charges over our assets and those of our subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

Events of Default.

In the event that we default under the Restructuring Agreement, the Bank may declare all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, equal to the interest rate previously in effect plus 2.5%.

The foregoing is only a summary and is qualified in its entirety by reference to the full text of the Restructuring Agreement (including the various Amendments thereto), the warrants issued to the Bank, the Registration Rights Agreement and other agreements with the Bank, which are exhibits to this annual report and are incorporated herein by reference.

2009 Equity Financing

On June 25, 2009, we consummated an equity financing, to which we refer as the 2009 Equity Financing, pursuant to a number of share purchase agreements dated June 21, 2009, to which we refer as the 2009 Purchase Agreements, with each of our two major shareholders, Viola-LM (then known as LM Partners L.P.) and Ofer Hi-Tech, as well as Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (to whom we refer collectively as Agate), a new external investor investing through two parallel funds, pursuant to which we issued and sold an aggregate of 13,636,364 of our ordinary shares at a price of $1.10 per share.

The 2009 Purchase Agreements also provided for the grant by us to such investors of five-year warrants to purchase an aggregate of 6,818,183 of our ordinary shares at an exercise price of $1.30 per share, to which we refer as the 2009 Warrants.

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

In addition, we agreed with Agate that in the event that, after the closing of the 2009 Equity Financing, we issue additional shares to Viola-LM and Ofer Hi-Tech pursuant to the Post-Closing Adjustment Provisions of the 2006 Purchase Agreement (described in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A above), then a proportional number of shares will be issued to it for no additional consideration.

For details of the allocation of the shares and warrants under the 2009 Purchase Agreements to our two major shareholders, see “Major Shareholders – Ownership by Major Shareholders” in Item 7.A above. The foregoing is only a summary and is qualified in its entirety by reference to the full text of the form of the 2009 Purchase Agreements and the form of the 2009 Warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

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

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Taxation Considerations.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli resident individuals.

Capital Gain.

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased after January 1, 2003, whether listed on a stock exchange or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%.  Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2010).

Dividend Income.

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends), which tax is withheld at the source at 20%, or 25% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of receiving benefit as an Approved Enterprise or Privileged Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Israeli resident corporations.

Capital Gain.

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, recent changes in the law will have reduced and will continue to reduce the corporate tax rate from 25% in 2010 to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards.

Dividend Income.

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Privileged Enterprise are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Residents.

Capital Gain.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2010), if generated by a company, or at the rate of 20% or 25%, if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2010 and a marginal tax rate of up to 45% for an individual in 2010).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Furthermore, pursuant to a recent amendment of the Ordinance, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares which are not publicly traded on any stock exchange provided, among other things, that (i) such shares were purchased by the non-Israeli resident on or after January 1, 2009, and (ii) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder, who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset, is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable, however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local taxes.

Dividend Income.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid for our ordinary shares, which currently are not listed for trading on a stock market, at the rate of 20% (25% if the dividend recipient is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, which tax is to be withheld at source, unless a reduced rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 20% (whether the recipient is a  Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital  from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Privileged Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

Taxation of Dividends Paid on Ordinary Shares.

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2012 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided those dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as the term is defined in the Code) for any year, dividends paid on our ordinary shares in the year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. A foreign tax credit for the Israeli tax can be deferred if the U.S. holder enters into certain types of arrangements to defer inclusion of the related dividend in income for tax purposes.

Taxation of the Disposition of Ordinary Shares.

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation in the case of non-corporate taxpayers. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on a sale as of the date on which the U.S. holder receives the foreign currency. However, a U.S. holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the date of sale and may therefore realize foreign currency gain or loss on a subsequent disposition of the foreign currency based on any subsequent appreciation or depreciation in the value of the foreign currency against the U.S. dollar. That gain or loss will generally be U.S. source ordinary income or loss.

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

If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS pursuant to recently enacted legislation requiring annual reports with respect to PFICs.

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

Although we do not believe that we were a PFIC in 2010, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2011 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Information Reporting and Back-up Withholding.

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 28% (for taxable years through 2012) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

F.     Dividends and Paying Agents.

Not applicable.

G.     Statement by Experts.

Not applicable.

H.     Documents on Display.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our principal executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, (P.O. Box 240,) Upper Yokneam 20692, Israel.

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

The tables below provide information as at December 31, 2010 regarding (a) our foreign currency-denominated monetary assets and liabilities and (b) our derivative instruments.

a.     Foreign currency denominated monetary assets and liabilities.

Position as at December 31, 2010:

	Total as at December 31, 2010	Settlement Date						Fair Value as at December 31, 2010
		2011	2012	2013	2014	2015	2016 and thereafter
	(U.S. $ in thousands)
Current Assets:
Shekels	18,437	18,437	-	-	-	-	-	18,437
Euro	18,754	18,754	-	-	-	-	-	18,754
Japanese yen	15,667	15,667	-	-	-	-	-	15,667
U.K. pound sterling	1,850	1,850	-	-	-	-	-	1,850
Chinese yuan	4,826	4,826	-	-	-	-	-	4,826
Other	326	326	-	-	-	-	-	326
Total	59,860	59,860	-	-	-	-	-	59,860

Long term Assets:
Shekels	7,391	-	3,741	78	78	-	3,494	7,391
Euro	906	-	198	226	198	207	77	906
Japanese yen	2,986	-	24	24	24	24	2,890	2,986
U.K. pound sterling	48	-	12	12	12	12	-	48
Chinese yuan	144	-	2	2	2	2	136	144
Other	38	-	-	38	-	-	-	38
Total	11,513	-	3,977	380	314	245	6,597	11,513

Current Liabilities:
Shekels	(14,230)	(14,230)	-	-	-	-	-	(14,230)
Euro	(4,268)	(4,268)	-	-	-	-	-	(4,268)
Japanese yen	(3,471)	(3,471)	-	-	-	-	-	(3,471)
U.K. pound sterling	(557)	(557)	-	-	-	-	-	(557)
Chinese yuan	(3,563)	(3,563)	-	-	-	-	-	(3,563)
Other	(2,560)	(2,560)	-	-	-	-	-	(2,560)
Total	(28,649)	(28,649)	-	-	-	-	-	(28,649)

Long term Liabilities
Shekels	(7,126)	-	(2,569)	-	-	-	(4,557)	(7,126)
Euro	(231)	-	(71)	-	-	-	(160)	(231)
Japanese yen	(6,126)	-	-	-	(822)	(314)	(4,990)	(6,126)
U.K. pound sterling	(21)	-	(21)	-	-	-	-	(21)
Chinese yuan	(98)	-	-	-	-	-	(98)	(98)
Other	(1,115)	-	-	-	-	-	(1,115)	(1,115)
Total	(14,717)	-	(2,661)	-	(822)	(314)	(10,920)	(14,717)

b.     Derivative Instruments.

Position as at December 31, 2010:

	Settlement Date
	2011	2012	2013	2014	2015	2016 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from derivatives relating to commitments in respect of future salaries, suppliers and revenues (mainly in respect of expected proceeds)
In shekels	10,204	-	-	-	-	-
In euro	8,747	-	-	-	-	-
In Japanese yen	15,984	-	-	-	-	-
Total	34,935	-	-	-	-	-

We have floating rate debt of approximately $99.0 million as of December 31, 2010, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, to which we refer as the IRS Transaction, with respect to $40.0 million of debt, which is due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS Transaction, we pay a fixed interest rate of 3.13% and receive the three month LIBOR rate of interest.

The fair value of the IRS Transaction was reflected in our long-term liabilities and the changes in its value were included in our other comprehensive income in 2010 and 2009. As of December 31, 2010 and 2009, the accumulated other comprehensive loss related to the IRS Transaction amounted to the $1.6 million and $1.3 million, respectively.

We have entered into a lease agreement in respect of our new facilities in Israel that contains monthly lease payments, stated in dollars, including a "floor" of the exchange rate at $1 = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in our financial statements as financial (income) expenses in each respective reporting period. As of December 31, 2010, the fair value of such embedded derivative was $2.3 million.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.             CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2010, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission , or COSO, in “Internal Control - Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm.

Not Applicable.

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

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that each of Mr. Tali Idan and Mr. Eugene Davis, who serve on the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of the SEC’s Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

ITEM 16B.          CODE OF ETHICS.

We have adopted a Code of Ethics for Senior Financial Officers, to which we refer as the Code of Ethics, that applies to our chief executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions for us. The Code of Ethics supplements our Business Conduct Policy, which applies to all of our employees worldwide. Copies of the Code of Ethics and our Business Conduct Policy are filed as exhibits to this annual report and are incorporated herein by reference.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2010 and 2009, the fees billed to us and our subsidiaries by our principal accountants.(1)

	Year ended December 31,
	2010	2009
	($ in thousands),
Audit fees (2)	$700	$681
Audit-related fees (3)	30	36
Tax fees (4)	268	320
All other fees (5)	-	-
Total	$998	$1,037

(1)	Comprises fees billed by Kost Forer Gabbay & Kasierer and other member firms of Ernst & Young Global Limited.

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

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

1.2	Articles of Association of the Registrant, as amended and restated September 14, 2010. **
4.(b)4	Lease dated as of July 19, 2006 between HDP Associates, LLC. and Lumenis Inc. with respect to the Santa Clara, California facility. *B (4.10)

4.(b)5	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)
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

4.(b)11	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)
4.(b)12	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)
4.(b)13	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)
4.(b)14	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)14)
4.(b)15	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)15)
4.(b)16	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. *E (4.(b)16)
4.(b)17	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *E (4.(b)17)
4.(b)18	Amendment No. 4 to Restructuring Agreement dated January 24, 2010 between Lumenis Ltd. and Bank Hapoalim B.M. *F (4.(b)18)
4.(b)19	Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P.*B (4.20)
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

4.(b)29
Proxy Statement dated August 9, 2010 for the Registrant’s 2010 Annual Meeting of Shareholders, incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, File #000-27572, furnished to the SEC on August 9, 2010.

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

*F
Incorporated by reference to said document filed as an exhibit to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, File #000-27572, filed with the SEC on April 6, 2010.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

LUMENIS LTD.

	By:	/s/ Dov Ofer
Dov Ofer
Chief Executive Officer
Date: March 30, 2011

LUMENIS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd. (the "Company")  and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2011	A Member of Ernst & Young Global

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,682	$26,261
Short-term bank deposits	17,529	15,088
Trade receivables (net of allowance for doubtful accounts of $ 3,406 and $ 3,701 at December 31, 2010 and 2009, respectively)	47,532	40,915
Prepaid expenses and other receivables	9,435	10,566
Inventories	41,801	38,091

Total current assets	141,979	130,921

LONG-TERM ASSETS:
Long-term bank deposits	3,663	-
Finished goods used in operations, net	3,467	3,124
Property and equipment, net	5,472	6,146
Goodwill	50,217	50,217
Intangible assets, net	-	145
Severance pay fund	3,494	3,019
Other assets	8,135	7,208

Total long-term assets	74,448	69,859

TOTAL ASSETS	$216,427	$200,780

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Restructured debt	$12,298	$9,734
Trade payables	27,584	18,547
Other accounts payable and accrued expenses	41,515	36,514
Deferred revenues and customer advances	16,692	16,912

Total current liabilities	98,089	81,707

LONG-TERM LIABILITIES:
Restructured debt	100,449	112,860
Accrued post-employment benefits	8,626	7,294
Deferred revenues	6,319	5,752
Other liabilities	15,884	13,616

Total long-term liabilities	131,278	139,522

TOTAL LIABILITIES	229,367	221,229

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.1 par value:
Authorized: 900,000,000 shares at December 31, 2010 and 2009; Issued: 215,376,076 shares at December 31, 2010 and 2009; Outstanding: 215,340,549 shares at December 31, 2010 and 2009	4,192	4,192
Additional paid-in capital	540,288	539,419
Accumulated other comprehensive income	14,569	13,674
Accumulated deficit	(571,887)	(577,632)
Treasury shares, at cost (35,527 shares at December 31, 2010 and 2009)	(102)	(102)

Total shareholders' equity (deficiency)	(12,940)	(20,449)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$216,427	$200,780

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2009	2008

Revenues:
Products	$189,149	$178,705	$205,469
Services	48,581	47,391	50,996

Total revenues	237,730	226,096	256,465

Cost of revenues:
Products	96,463	88,002	113,158
Services	28,207	30,050	33,504

Total cost of revenues	124,670	118,052	146,662

Gross profit	113,060	108,044	109,803

Operating expenses:
Research and development	15,432	13,781	19,602
Selling and marketing	69,725	67,443	84,590
General and administrative	17,813	20,516	27,849
Legal settlements, net	(1,981)	683	1,650
Impairment of goodwill	-	-	22,637
Restructuring and other related costs	-	3,927	1,420

Total operating expenses	100,989	106,350	157,748

Operating income (loss)	12,071	1,694	(47,945)
Financial expenses (income), net	3,880	1,457	(1,664)

Income (loss) before taxes on income	8,191	237	(46,281)
Taxes on income (income tax benefit)	2,446	(2,452)	(2,065)

Net income (loss)	$5,745	$2,689	$(44,216)

Basic and diluted net earnings (loss) per share	$0.03	$0.01	$(0.23)

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	income (loss)	(deficiency)

Balance as of January 1, 2008	177,204,211	$4,155	$518,769	$(102)	$14,561	$(536,105)		$1,278
Changes during 2008:
Exercise of employees' share options	23,001	1	30	-	-	-		31
Compensation related to employees' share option plan	-	-	2,126	-	-	-		2,126
Comprehensive loss, net:
Unrealized losses on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	(1,597)	-	$(1,597)	(1,597)
Foreign currency translation adjustments	-	-	-	-	1,132	-	1,132	1,132
Net loss	-	-	-	-	-	(44,216)	(44,216)	(44,216)

Total comprehensive loss, net							$(44,681)

Balance as of December 31, 2008	177,227,212	4,156	520,925	(102)	14,096	(580,321)		(41,246)
Issuance of shares and warrants, net	38,108,202	36	14,826	-	-	-		14,862
Warrants granted to bank and modification of issued warrants (see also Note 9)	-	-	2,493	-	-	-		2,493
Exercise of employees' share options	5,135	-	5	-	-	-		5
Compensation related to employees' share option plan	-	-	1,170	-	-	-		1,170
Comprehensive income, net:
Unrealized gains on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	726	-	$703	703
Deferred pension items	-	-	-	-	47	-	47	47
Foreign currency translation adjustments	-	-	-	-	(1,195)	-	(1,172)	(1,172)
Net income	-	-	-	-	-	2,689	2,689	2,689

Total comprehensive income, net							$2,267

Balance as of December 31, 2009	215,340,549	$4,192	$539,419	$(102)	$13,674	$(577,632)		$(20,449)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	income (loss)	(deficiency)

Balance as of December 31, 2009	215,340,549	$4,192	$539,419	$(102)	$13,674	$(577,632)		$(20,449)

Compensation related to employees' share option plan	-	-	869	-	-	-		869
Comprehensive income, net:
Unrealized loss on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	(899)	-	$(899)	(899)
Deferred pension items, net of taxes	-	-	-	-	(172)	-	(172)	(172)
Foreign currency translation adjustments	-	-	-	-	1,966	-	1,966	1,966
Net income	-	-	-	-	-	5,745	5,745	5,745

Total comprehensive income, net							$6,640

Balance as of December 31, 2010	215,340,549	$4,192	$540,288	$(102)	$14,569	$(571,887)		$(12,940)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	$5,745	$2,689	$(44,216)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,500	6,129	6,795
Impairment of goodwill	-	-	22,637
Compensation related to employees' share option plan	869	1,170	2,126
Interest payments and debt adjustment (see Note 9)	(2,169)	(3,044)	(6,440)
Deferred income taxes, net	844	1,085	(4,188)
Decrease (increase) in trade receivables, net	(5,613)	(4,673)	15,813
Decrease (increase) in inventories	(2,780)	16,114	(3,744)
Increase in finished goods used in operations	(3,129)	(2,845)	(458)
Decrease in prepaid expenses and other receivables	1,404	879	1,520
Increase (decrease) in trade payables	9,280	(58)	(13,382)
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues)	4,029	(848)	(8,954)
Increase (decrease) in accrued post-employment benefits, net	230	(938)	1,661
Increase in other long-term liabilities	1,022	2,589	426
Other, net	70	(292)	-

Net cash provided by (used in) operating activities	15,302	17,957	(30,404)

Cash flows from investing activities:
Purchase of property and equipment	(2,109)	(1,912)	(2,881)
Investment in short-term and long-term bank deposits	(25,407)	(15,000)	-
Proceeds from maturity of short term bank deposits	19,333	-	-

Net cash used in investing activities	(8,183)	(16,912)	(2,881)

Cash flows from financing activities:
Issuance of share capital, net	-	14,867	31
Repayments of long-term loans from bank	(8,000)	(10,148)	(5,000)

Net cash provided by (used in) financing activities	(8,000)	4,719	(4,969)

Foreign currency translation adjustments	302	78	250

Increase (decrease) in cash and cash equivalents	(579)	5,842	(38,004)
Cash and cash equivalents at the beginning of the year	26,261	20,419	58,423

Cash and cash equivalents at the end of the year	$25,682	$26,261	$20,419

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	$3,916	$4,280	$6,440

Cash paid during the year for taxes	$738	$1,291	$390

Non cash transactions:

Fair value of the modified bank warrants which was deducted from bank debt as part of restructuring (see Note 9)	$-	$2,491	$-

Fair value of cash fee which was deducted from bank debt as part of restructuring (see Note 9)	$-	$526	$-

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

Lumenis Ltd. together with its subsidiaries (the "Company") is an Israeli company engaged in research and development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. The Company offers a broad range of such products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, neurosurgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses.

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

a.
Use of estimate:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to account receivables and sales allowances, inventory write-offs, goodwill, accrued warranty costs, legal contingencies, income taxes, retirement and post-retirement benefits (including the actuarial assumptions), as well as in estimates used in applying the revenue recognition policy, among others. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.
Principles of consolidation:

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

c.
Financial statements in U.S. dollars:

A majority of the Company's revenues is generated in U.S dollars. In addition, most of the Company's costs are denominated and determined in U.S. dollars. The Company's management believes that the U.S dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional currency of Lumenis Ltd. and certain subsidiaries is the U.S dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses resulting from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of the Company's subsidiaries whose functional currency is not the dollar have been translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity (deficiency).

Accumulated other comprehensive income related to foreign currency translation adjustments amounted to $ 16,464 and $ 14,498 as of December 31, 2010 and 2009, respectively.

d.	Cash and cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.
Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. As of December 31, 2010 and 2009, the Company's bank deposits were in U.S. dollars and New Israel Shekels ("NIS") and bore interest at a weighted average interest rate of 2.08% and 1.98%, respectively. Short-term deposits are presented at their cost, including accrued interest.

f.
Inventories:

Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials and Work in Progress (WIP) - Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Finished Products: Materials and Purchased Products - Cost is determined on a standard cost basis utilizing the weighted average of historical purchases, which approximates actual cost.

Labor and Overhead - Cost is determined on a standard cost basis utilizing the average of historical cost over the production period, which approximates actual cost.

Inventory write-offs, based on management estimates, are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost, and are updated periodically.

During 2010, 2009 and 2008, the Company recorded write-offs for inventory no longer required in amounts of $ 2,540, $ 2,563 and $ 5,708, respectively.

g.
Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term assets. As of December 31, 2010, the Company's bank deposit was in New Israel Shekels and bore interest of 2.44%. Long-term deposit is presented at cost, including accrued interest. As of December 31, 2009, the Company did not hold any long-term bank deposits.

h.	Finished goods used in operations: Finished goods used in operations represent finished products used for promotional purposes and are generally depreciated over a period of three years.

i.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Leasehold improvements	Over the shorter of the term of the lease or the life of the asset
Machinery and equipment	10 – 20 (mainly 10)
Computers and peripheral equipment	33
Office furniture and equipment	10 – 20 (mainly 10)
Motor vehicles	20

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.
Long-lived assets:

The Company's property and equipment, finished goods used in operations and certain identifiable intangible assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If the asset in not recoverable, then if the carrying amount of an asset exceeds the fair value of such asset, an impairment charge is recognized with respect to the asset in the amount of such excess. During 2010, 2009 and 2008, no impairment losses were identified.

k.
Goodwill:

Goodwill has been recorded in the Company's consolidated financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired and is accounted for under ASC 350, "Intangibles - Goodwill and Other". Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the Company to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be performed to compute the amount of the impairment.

With effect from January 1, 2008, as a result of the reorganization of the Company's reporting structure into business segments, the Company identifies three reporting units that represent the three business reporting segments in which the Company operates, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, as of the reorganization date, the Company reassigned the carrying amount of goodwill to each new business reporting segment based on such segment's relative fair value.

The basis for our reporting units determination for 2010 and 2009 and preceding periods for goodwill impairment testing was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

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

In 2008, the first step of the impairment test, which used the DCF approach to measure the fair value of the Aesthetics reporting unit, indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.  In the second step, the Company assigned the fair value of the Aesthetics reporting unit, as determined in the first step, to the reporting unit's individual assets and liabilities, including intangible assets. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of goodwill. Because the carrying amount of the Aesthetics reporting unit's goodwill exceeded such implied fair value of goodwill by $ 22,637, in 2008, the Company recorded an impairment loss in such amount.

During 2010 and 2009, no impairment losses were recorded, as the fair value of all business units, as determined in the first step of impairment testing (see above), exceeded their carrying value.

l.
Revenue recognition:

The Company recognizes revenues in accordance with ASC 605-10-S99, (SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition"), which requires that the following four criteria be met in order to recognize revenue:

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

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, "Revenue Recognition", which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where the Company has not completed delivery of goods in accordance with the agreed-upon delivery terms.

Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company's accounting policy complies with the revenue determination requirements set forth in ASC 605-25, "Multiple Element Arrangements", relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings processes have been completed.

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

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs: Research and development costs are charged to the Company's statement of operations as incurred.

n.
Accrued warranty costs:

The Company generally warranties the majority of its products against defects and bugs for up to one-year, with certain products carrying a warranty for a more extended period of up to three years. The warranty period begins upon shipment, installation or delivery depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of a unit, which represents the remaining warranty on products sold based on historical warranty costs and management's estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,
	2010	2009	2008

Balance at the beginning of the year	$5,744	$6,352	$5,540
Warranties issued during the year	7,363	6,205	7,020
Costs incurred with respect of warranties during the year	(7,171)	(6,813)	(6,208)

	$5,936	$5,744	$6,352

o.	Advertising expenses: Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were approximately $ 439, $ 500 and $ 800, respectively.

p.
Accounting for income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

q.
Accrued post-employment benefit:

The majority of the Company's employees in Israel have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, the Company's employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company's balance sheet.

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

The Company recorded its liability for severance pay as if it was payable at each balance sheet date (the so called "shut-down method") in accordance with ASC 715, "Compensation-Retirement Benefits".

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008, were approximately $ 1,779, $ 2,079, and $ 3,578, respectively.

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

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (6.3 years) of the Lumenis Japan employees, who are members of the plan.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715, "Compensation- Retirement Benefits".

	December 31,
	2010	2009

Accumulated benefit obligation	$4,038	$3,028

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$3,473	$3,054
Service cost	517	496
Interest cost	37	49
Actuarial (gain) loss	253	(47)
Currency exchange rate changes	500	(54)
Benefits paid	(161)	(25)

Projected benefit obligation at end of year	$4,619	$3,473

Net periodic benefit cost :

Service cost	$517	$496
Interest cost	37	49

Net periodic benefit cost	$554	$545

	December 31,
	2010	2009

Amounts recognized in accumulated other comprehensive income:

Net actuarial loss (gain), net of taxes	$172	$(47)

Accumulated other comprehensive loss (income), net of taxes	$125	$(47)

	December 31,
	2010	2009	2008

Assumptions used to calculate amounts above:

Discount rate	1.00%	1.10%	1.75%
Rate of compensation increase	2.00%	2.00%	2.00%

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     Benefit payments are expected to be paid as follows:

Decmber 31,
2011	$660
2012	$454
2013	$421
2014	$384
2015	$352
2016-2020	$3,063

r.
Employees defined contribution plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 25%, but generally not greater than $ 16.5 per year (for certain employees over 50 years of age the maximum contribution is $ 22 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The Company matches 25% of employee contributions up to the plan limit of $ 1,000 per annum (through 2009). In the years 2009 and 2008, the Company recorded expenses for matching contributions in amounts of $ 161 and $ 218, respectively. No expenses for matching contributions were recorded in 2010.

s.
Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (losses) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

In 2008, all outstanding share options and warrants were excluded from the calculation of the diluted loss per share since the inclusion of such securities would have had an antidilutive effect.

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings (loss) per share was 19,383,247, 17,868,200 and 51,896,353 for the years ended December 31, 2010, 2009 and 2008, respectively.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The purchase agreement relating to the 2006 transaction described in paragraph (a) of Note 15, includes a provision under which the number of shares purchased pursuant to the said agreement, including shares issued upon the exercise of certain warrants, is subject to adjustment. Pursuant to these adjustment provisions, on March 18, 2009, the Company issued an additional 24,466,936 shares to the investors in the 2006 transaction (including their assignees), for no additional consideration. Although no additional shares were issued during 2008 as a result of these adjustment provisions, expenses were paid or incurred in 2008 that entitled the investors and their assignees to the vast majority of the additional shares issued in 2009. Therefore, in accordance with ASC 260, the Company has treated these additional shares as contingently issuable shares for which all necessary conditions had been satisfied and has included such shares in its calculation of the weighted average number of shares outstanding in 2008 used in determining basic loss per share. The number of such contingently issuable shares included in the 2008 weighted average number of shares used to calculate loss per share was 18,807,319.

t.
Equity-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

The Company estimates the fair value of stock options granted under ASC 718 using the Black-Scholes option-pricing model that uses the weighted average assumptions noted in the table below.

The weighted average fair value of options granted during the year, estimated by using the Black-Scholes option-pricing model, was $ 0.69, $ 0.59 and $ 0.33 for the years ended December 31, 2010, 2009 and 2008, respectively.

In applying the volatility element of the Black-Scholes option–pricing model to the Company's shares, due to the de-registration of the shares in 2006, the expected volatility of the price of such shares is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option's expected term. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC 718-10-S99-1, (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB No. 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

	Year ended December 31,
	2010	2009	2008

Volatility	75%	79%	69%
Risk-free interest rate	2.15%	2.30%	2.35%
Dividend yield	0%	0%	0%
Expected life	4.57 years	5 years	4.6 years

The Company's annual compensation cost for the years ended December 31, 2010, 2009 and 2008 totaled $ 869, $ 1,170 and $ 2,126, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2010, 2009 and 2008, was comprised as follows:

	Year ended December 31,
	2010	2009	2008

Cost of goods sold	$70	$59	$70
Research and development	123	46	75
Sales and marketing	243	202	236
General and administrative	433	863	1,745

Total equity-based compensation expense	$869	$1,170	$2,126

 The total unrecognized compensation cost amounted to $ 1,887 at December 31, 2010, and is expected to be recognized over a weighted average period of approximately 3 years.

u.
Fair value of financial instruments:

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

The fair value of foreign currency contracts, Interest Rate Swap (used for hedging purposes) and the eembedded derivative instrument (see note 2w) is estimated by obtaining current quotes from banks.

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace; and

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 14).

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470-60, "Debt-Troubled Debt Restructurings by Debtors", (see Note 9) does not approximate its fair value, which amounts to $ 99,000, based on discounted future cash flows.

v.
Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents which include bank deposits, short-term and long-term bank deposits, trade receivables, interest rate swap and foreign currency derivative contracts.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company's cash and cash equivalents which include bank deposits and short-term and long-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are of high credit standing and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, Europe - Middle East - Africa ("EMEA") and the Far East, including Japan. The Company and its subsidiaries perform ongoing credit evaluations of their customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection, and a general provision has been provided with respect to the remaining balance based on historical experience and management judgment.

The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Changes in the Company's allowance for doubtful accounts during the period are as follows:

	Year ended December 31,
	2010	2009	2008

Balance at the beginning of the year	$3,701	$4,178	$3,454
Doubtful debt expenses during the year	56	280	640
Customers write-offs during the year	(306)	(815)	(67)
Exchange rate	(45)	58	151

	$3,406	$3,701	$4,178

w.
Derivative instruments:

ASC 815, "Derivative and Hedging", requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

Derivative instruments designated as hedging instruments:

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israel Shekels. These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged. In addition, the Company hedges forecasted inter-company sales denominated in euros and Japanese yen with currency forwards. These forward contracts are designated as cash flow hedges, as well, as defined by ASC 815, and are all effective, based on third party valuation using the "Regression" method.

As of December 31, 2010, the amount recorded in accumulated other comprehensive loss from the Company's currency forward and option transactions is $ 210. Such amount will be recorded in the Company's earnings during 2011. At December 31, 2010, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 32,700 and $ 2,235, respectively. The foreign exchange forward and options contracts will expire through December, 2011.

Interest hedging strategy - To hedge against the potential risks related to changes in interest rates, on March 4, 2008, the Company entered into an interest rate swap ("IRS") transaction with respect to a $ 40,000 loan, which is due in stages from the third quarter of 2009 until the end of the third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest. The fair value of the IRS was reflected in other account payable and accrued expenses and the changes in the fair value were included in other comprehensive income ("OCI"). The IRS hedge results prior to June 30, 2009 bank loan restructuring was recorded against restructured loan amount, as no interest was recognized for such restructured debt (see Note 9). Subsequent to the June 30, 2009 bank loan restructuring, a pro-rata amount of the IRS hedge results representing the ratio between the recorded interest expense on the debt based on ASC 470-60 and the actual interest payments on the debt is included as part of financial expense arising from the restructured debt while the remaining amount was recorded in OCI and  pro-ratably reclassified into earning upon each principal payment.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and options contracts to economically hedge a portion of its forecasted inter-company sales denominated in euros and Japanese yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net. In addition, as of December 31, 2010, the Company has a foreign exchange forward contract to economically hedge $ 2,000 in bank deposits in Israel.

Embedded derivative instruments:

The Company has entered into a lease agreement in respect of its new facilities in Israel which contains monthly lease payments, stated in U.S. dollars, including a "floor" of the exchange rate at 1 U.S. dollar = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in financial (income) expenses in each respective reporting period.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

		Fair Value of Derivative Instruments
		Year ended December 31,
	Balance Sheet Location	2010	2009
Derivative Assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$980	$416

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	-	64

Total		$980	$480

Derivative Liabilities:

Derivatives designated as hedging instruments:
Interest Rate Swap	Other accounts payable and accrued expenses	$(961)	$(1,011)
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(1,190)	-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(111)	-
Lease embedded derivative	Other accounts payable and accrued expenses	(2,275)	-

Total		$(4,537)	$(1,011)

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Opertions
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2010	2009	Item	2010	2009

Derivatives designated as hedging instruments:
Interest Rate Swap	$(273)	$280	Financial expenses	$(632)	$(250)
Foreign exchange option and forward contract	(626)	446	Operating income (expenses)	477	(531)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	-	Financial income	116	131
Lease embedded derivative	-	-	Financial expenses	(1,207)	-

Total	$(899)	$726		$(1,246)	$(650)

x.
Restructuring and other related costs:

During 2009 and 2008, the Company implemented two cost reduction plans. In 2008, the Company announced that it was implementing a cost reduction plan that included the layoff of approximately 160 employees. In 2009, the Company announced another cost reduction plan that included the cessation of operations of a European subsidiary and vacating part of the premises of its U.S. subsidiary. The Company recorded charges of $ 3,927 and $ 1,420 in the years ended December 31, 2009 and 2008, respectively as a result of such processes. The Company has accounted for these restructuring plans in accordance with ASC 420, "Exit or Disposal Cost Obligation". At December 31, 2010, the 2008 plan was completed. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the premises of the U.S. subsidiary.

As of December 31, 2010, the major components of the restructuring plan charges are as follows:

	Employee termination benefits	Lease abandonment	Total

Balance as of January 1, 2009	$712	$-	$712
Charges	1,864	2,063	3,927
Leasehold improvement abandonment	-	(373)	(373)
Cash outlays	(2,204)	(364)	(2,568)

Balance as of December 31, 2009	372	1,326	1,698
Cash outlays	(192)	(411)	(603)

Balance as of December 31, 2010	$180	$915	$1,095

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.
Transfers of financial assets:

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the years ended December 31, 2010 and 2009, the Company sold trade receivables to Israeli and Japanese financial institutions. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. At December 31, 2009, the Company had balances of $ 1,186  from customers and trade receivables that had been sold to such banks.  There were no outstanding balances for such items at December 31, 2010.

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

z.
Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity (deficiency) during the period except those resulting from investments by, or distributions to, shareholders.

The Company has determined that its items of comprehensive income (loss) relate to loss on hedging derivatives instruments, unrealized gain from foreign currency translation adjustments and deferred pension items.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2010	2009	2008

Accumulated losses on derivative instruments *)	$(1,770)	$(871)	$(1,597)
Deferred pension items, net of taxes	(125)	47	-
Accumulated foreign currency translation differences	16,464	14,498	15,693

Total accumulated other comprehensive income, net	$14,569	$13,674	$14,096

*)	The difference between the years represents gain (loss) recognized in other comprehensive income, net of amount released from OCI.

aa.
Capitalized software costs:

The Company follows the accounting guidance specified in ASC 350-40, "Internal-Use Software". The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software, once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over three years.

ab.	Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

ac.
Impact of recently issued accounting standards still not effective for the Company as of December 31, 2010:

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition)" and ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software)". ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company will adopt ASU 2009-13 and ASU 2009-14 in the first quarter of fiscal year 2011. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

In December 2010, the FASB issued ASU 2010-29, which amends ASC Topic 805 regarding the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The Company believes that the adoption of these amendments will not have a material impact on its consolidated financial statements.

NOTE 3:-	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2010	2009

Advances to suppliers	$1,004	$1,587
Income/Corporate taxes	1,458	2,197
VAT and consumption tax	2,386	1,848
Prepaid expenses	1,497	1,898
Deposits and restricted cash	662	1,325
Fair value of financial derivatives	980	480
Other	1,448	1,231

Total prepaid expenses and other receivables	$9,435	$10,566

NOTE 4:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$16,663	$12,958
Work in process	361	459
Finished goods	24,777	24,674

Total inventories	$41,801	$38,091

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2010	2009

Finished goods used in operations	$16,418	$15,035
Accumulated depreciation	(12,951)	(11,911)

Net finished goods used in operations	$3,467	$3,124

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost:

Leasehold improvements	$5,576	$5,139
Machinery and equipment	13,355	13,327
Computer and peripheral equipment	16,927	16,129
Office furniture and equipment	3,879	3,598
Motor vehicles	106	115

	39,843	38,308
Accumulated depreciation	34,371	32,162

Property and equipment, net	$5,472	$6,146

Depreciation expense was $ 2,702, $ 3,112, and $ 3,126 in the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7:-	GOODWILL

The Company's balance sheet reflects goodwill, which was obtained as a result of its acquisitions of Coherent Medical Company ("CMG") and HGM Medical Systems ("HGM") in 2001.

Changes in goodwill for the years ended December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Goodwill at beginning of year	$50,217	$50,217
Changes during the year	-	-

Goodwill at end of year	$50,217	$50,217

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET

The Company's balance sheet reflects intangible assets that were obtained as a result of its acquisitions of CMG and HGM in 2001.

Intangible assets consisted of the following:

	December 31,
	2010	2009
Cost:

Purchased Technology	$29,229	$29,229
Accumulated amortization:

Purchased Technology	29,229	29,084

Intangible assets, net	$-	$145

Amortization expenses with respect to the Company's intangible assets for the years ended December 31, 2010, 2009 and 2008 were $ 145, $ 520 and $ 944, respectively.

NOTE 9:-	BANK DEBT

In December 2006, the Company restructured its outstanding debt to Bank Hapoalim B.M. (the "Bank") pursuant to a restructuring agreement (the "2006 Restructuring Agreement") with the Bank.

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
Repayment schedule, expected forgiveness and interest rate:

Set forth in the table below are the future scheduled dates for repayment of the Bank debt and the associated amounts expected to be forgiven upon future loan repayments:

	Repayment	Expected forgiveness

June 30, 2011	$10,000	$6,250
June 30, 2012	15,133	4,292
June 30, 2013	10,266	-
June 30, 2014	15,000	-
June 30, 2015	15,000	-
June 30, 2016	15,000	-
June 30, 2017	18,596	-

	$98,995	$10,542

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

As a provision of the 2008 Amendment, the Company agreed to a cash fee of $ 4,000 payable to the Bank upon the earliest occurrence of any one of the following events: (a) the Company attains an annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the 2008 Amendment), in excess of $ 50,000; (b) the Company makes a public offering for the sale of its equity or convertible securities (excluding a public offering initiated by the Bank if the shares are those held by the Bank); (c) the Company sells all or substantially all of its assets; (d) one or more of the investors under the purchase agreement relating to the 2006 transaction described in paragraph (a) of Note 15 and certain related parties transfer their shares in the Company to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; (e) if the aggregate holdings of the aforesaid investors in the Company's outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $ 1.55 per share, (f) a spin-off of the Company's assets representing at least 30% of its total assets; or (g) a voluntary repayment by the Company of at least 75% of the outstanding loan to the Bank.

Pursuant to the 2009 Amendment, this $ 4,000 fee was increased to $ 6,000. In addition, as regards the provision relating to the Company attaining an annual EBIDTA of $ 50,000, the 2009 Amendment provides as follows:

1.	if the EBITDA for any year exceeds $ 25,000 but does not exceed $ 35,000 then the Company shall only be obligated to pay to the Bank a cash fee of $ 2,000;

2.
if the EBITDA for any year exceeds $ 35,000 but does not exceed $ 45,000 then the Company shall be obligated to pay to the Bank a cash fee of $ 4,000, or a further $ 2,000, if the Company has already paid $ 2,000 under (1) above; and

3.
if the EBITDA for any year exceeds $ 45,000 then the Company shall be obligated to pay to the Bank a cash fee of $ 6,000, or the balance of the amount up $ 6,000 , if the Company has already paid $ 2,000 or $ 4,000 under (1) or/and (2) above.

d.
Financial covenants:

The existing financial covenants were modified under the 2009 Amendment. Initially, the only financial covenant to which the Company is subject, commencing as of the end of the second quarter of 2009 and remaining in effect until the end of the second quarter of 2011, is the requirement that the Company have available and accessible consolidated cash reserves of at least $ 20,000. Effective from the end of the third quarter of 2011 until repayment of the Bank debt, the Company will be required to comply with other financial covenants as further detailed in the 2009 Amendment.

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

The Company has considered the restructured Bank debt under the criteria of, and has accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

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

During 2008, the Company repaid the Bank a principal payment of $ 5,000 and paid interest to the Bank in the amounts of $ 6,440. These principal and interest payments were deducted from the loan amount as required by ASC 470-60.

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $ 136,522, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $ 128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of December 31, 2010, December 31, 2009 and the 2009 Amendment date was an annual rate of 0.95%, 0.96% and 1.24%, respectively. The changes in the effective interest rates in respect of the above dates resulted from changes in LIBOR rates.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

During 2010 and 2009, the Company repaid the Bank principal payments of $ 8,000 and $ 10,148, respectively and interest payments in an aggregate amount of $ 2,961 and $ 3,372, respectively, of which an amount of $ 1,113 and $ 688, respectively, was recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amount was deducted from the loan amount as required by ASC 470-60.

The Bank debt is secured by substantially all of the Company's assets - See Note 12.

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Compensation related	$12,389	$11,329
Income taxes	677	635
Legal costs	2,674	1,967
Warranties	5,936	5,744
VAT, sales and consumption taxes	1,352	1,493
Audit, accounting and tax services fees	1,267	1,177
Commissions (external) and other service provision	2,343	2,404
IT expenses	198	280
Rent and facilities	264	926
Royalties	1,727	1,791
Restructuring costs	1,095	1,698
Fair value of Interest Rate Swap (See Note 2u)	961	1,011
Fair value of financial derivatives	3,576	-
Other	7,056	6,059

	$41,515	$36,514

NOTE 11:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2010	2009

Deferred tax liability (1)	$7,560	$6,319
Income taxes	7,470	6,354
Obligations to landlord for Santa Clara facility (2)	315	376
Other	539	567

	$15,884	$13,616

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the financial statements.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	OTHER LONG-TERM LIABILITIES (Cont.)

(2)
Pursuant to an amendment dated January 16, 2007 to the Company's lease agreement for its Santa Clara, California facilities, the Company agreed to repay the landlord with interest for certain building improvements, which were funded by the landlord, over the remaining period of the lease term. The Company has provided the landlord with a letter of credit to secure payment of such amounts. The long-term principal balance due under this amendment to the lease agreement as of December 31, 2010 and December 31, 2009 was $ 315 and $ 376, respectively.

NOTE 12:-	COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2020. Lease and rental expenses for the years 2010, 2009 and 2008 amounted to $ 8,165, $ 7,283 and $ 7,226, respectively. Future minimum annual lease payments under operating lease agreements are as follows:

	Rental of premises	Lease of motor vehicles

2011	$5,137	$2,137
2012	4,145	1,693
2013	2,975	371
2014	2,451	107
2015	2,382	25
Thereafter	9,546	-

	$26,636	$4,333

b.
The Company has outsourced its IT related services for an eight-year period beginning May 2005, for which it expects to incur payment obligations of approximately $ 3,600 to $ 4,000 annually through April 2013.

c.
As of December 31, 2010, the Company had outstanding guarantees and letters of credit with various expiration dates of approximately $ 4,970 principal amounts, of which approximately $ 3,940 related to facilities, $ 790 related to a single vendor and the remaining amount related mainly to car leases.

d.
Royalty payments:

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales at various rates, ranging from 2.0% to 9.0% of the net selling price of such products.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company is also obligated to pay to the Office of the Chief Scientist (the "OCS") royalties of 3-5% on the sales of products for which participations were received. The Company incurred royalty expenses (income) related to the OCS in the amount of ($ 58), $ 550 and $ 678 in 2010, 2009 and 2008, respectively. Royalty-bearing participations not yet paid were approximately $ 4,200 at each of December 31, 2010 and 2009.

For the years ended December 31, 2010, 2009 and 2008, the Company incurred royalty expenses from other than OCS in amounts of $ 3,057, $ 2,573 and $ 2,704, respectively, recorded in cost of goods sold. The OCS is currently carrying out a full review of the basis for previous grants made to the Company.

e.
Legal contingencies:

The Company is a party to various legal proceedings incidental to its business. Based upon the status of such cases, as determined with the advice of counsel, and management's assessment, management has recorded provisions for amounts judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

Legal settlements

1.
Lawsuits against Alma Lasers:

On June 28, 2007, the Company filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. (individually and jointly, "Alma") in the U.S. District Court for the Northern District of Illinois, claiming that Alma's light-based cosmetic treatment systems, including the Harmony platform, infringe seven of the Company's U.S. patents. The Company also alleged that Alma’s activities constitute willful infringement of these patents. On September 2, 2010, the parties entered into a settlement agreement, whereby Alma paid to the Company $6,500 in return for a license to the Company's patent portfolio in the aesthetic field, and the infringement action against Alma was accordingly dismissed. However, the settlement of this infringement action in the U.S. District Court does not in any way affect the lawsuit that was filed by the Company against Alma and its founders in the Israeli courts.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

2.
Claim by Trimedyne:

On August 23, 2005, the Company and Trimedyne, Inc., entered into an OEM agreement for a period of five years that provided for the purchase by the Company of certain Trimedyne products during the contract period. Trimedyne alleged that the Company had breached the contract and stated its intention to file a lawsuit against the Company with respect to such alleged claims. After extensive negotiations between the parties, in August 2010, the Company and Trimedyne entered into a settlement agreement pursuant to which the Company agreed to pay Trimedyne the amount of $ 2,000 in return for a full settlement and release of such alleged claims.

Administrative Subpoena from U.S. Department of Commerce

In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company's U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. The Company cooperated fully with the U.S. Government's investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company's outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department, where the matter is still under review. The Commerce Department's determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

Lawsuit by Dr. Steven Bengelsdorf

On August 28, 2009, Dr. Steven Bengelsdorf filed a complaint in state court in Tennessee against Lumenis Inc. for breach of contract, negligence, fraudulent misrepresentation and violation of the Tennessee Consumer Protection Act. The complaint alleges that the Lumenis One product purchased by the plaintiff required numerous service calls. The complaint alleged damages in the approximate amount of $ 800. Dr. Bengelsdorf also claims that during one of the service calls, one of the Company's technicians deleted the patient database that was stored in the device. The case was moved to federal court on September 30, 2009. While the Company admitted liability regarding the deletion of the database, it denies all other allegations set forth in the complaint. The trial in this matter has been set for May 2012.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

The Company has filed with the court an Offer for Judgment in the amount of $ 175. The Company intends  to defend its position vigorously and believes that the provisions that are included in the financial statements in respect of this claim are appropriate and sufficient.

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, the Company was served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece with a complaint claiming compensation for damages that were allegedly caused by the malfunction of a "Photoderm" machine sold by the Company’s agent, K.P. Parpas Hellas Aesthetic And Medical Equipment- Services-Products S.A. The complaint alleged damages in the amount of 1,235 thousand euros. The matter was tried by the Court of First Instance of Athens and the claims against the Company were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in the Company's favor. In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against the Company. The hearing on the appeal was held on February 21, 2011 and the Company is awaiting the final court ruling. The Company believes that this claim is without merit and therefore no provision was recorded in respect thereto in the financial statements.

Dale Koop v. Lumenis Inc.

Dale Koop, a former senior vice president of the Company whose employment was terminated in December 2008, filed a lawsuit against the Company on September 29, 2009 with the California Superior Court in Santa Clara for wrongful termination of employment, indemnification, and other causes of action.  The Company rejects all of the claims set forth in the complaint and denies any liability to the plaintiff. The complaint does not specify any specific amount of damages due to the plaintiff, and the Company is unable to assess the amount of damages claimed in the action itself or to provide a reasonable range of such damages. The Company is vigorously defending against such claims, and a trial date has not yet been set by the court. The Company believes that this claim is without merit, and therefore, no provision was recorded in respect thereto in the consolidated financial statements.

Care Medical Services Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

On January 14, 2010, Care Medical Services Ltd. ("Care") filed an action with the Israel Magistrates  Court of Tel Aviv for damages based on the alleged failure of Lumenis equipment that was sold to it by the Company’s (then) distributor, Medtechnica Ltd. ("Medtechnica").  In its statement of claim, Care seeks damages of approximately $ 75 plus additional unstated damages for loss of business, goodwill, and other consequential damages.  Subsequent to the filing of the statement of claim, Care alleged additional but unspecified damages.  As a result, the Company is unable at this time to determine an approximate amount of damages claimed by Care or to provide a reasonable range of such damages.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

The Company denies any liability to Care and is vigorously defending itself in this matter. The Company believes that this claim is without merit, and therefore, no provision was recorded in respect thereto in the consolidated financial statements.

Aesthetica Medical Center (Eilat) Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

In April 2010, Aesthetica Medical Center (Eilat) Ltd. (“Aesthetica”) filed an action in the District Court in Petah Tiqvah against Medtechnica and the Company for damages related to the sale of certain equipment by Medtechnica to the plaintiff (Medtechnica was the former distributor of Lumenis equipment in Israel). The statement of claim alleges that Medtechnica falsely represented the capabilities of certain Lumenis equipment that Medtechnica sold to the plaintiff, and as a result Aesthetica suffered certain specified damages of approximately $ 720 and other unspecified damages, to be determined by the court. As a result, the Company is unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. The Company denies all allegations of liability to Aesthetica and is vigorously defending itself in this matter. The Company believes that this claim is without merit, and therefore, no provision was recorded in respect thereto in the consolidated financial statements.

A2G

A2G was a distributor of the Company’s products in certain parts of Italy. The Company recently terminated the distribution agreement and A2G has sent a letter claiming that the Company is in breach of the distribution agreement, and that the termination itself constituted a breach of the agreement, and has threatened to take legal action against the Company. As of this date, the Company is not aware of any such action having been filed. The claim letter referred to above does not specify the amount of damages that was caused to A2G by the alleged wrongful termination of the distribution agreement, and the Company is unable to determine the amount of any potential damages allegedly suffered by A2G or the amount of any prospective lawsuit in this regard or to provide a reasonable range of such damages. The Company believes that this claim is without merit, and therefore, no provision was recorded in respect thereto in the consolidated financial statements.

Miscellaneous Lawsuits

The Company is also a defendant in various product liability lawsuits in which its products are alleged to have caused personal injury to certain individuals who underwent treatments using the Company's products, and is furthermore subject to certain efficacy claims alleging that the Company is in breach of contract with certain customers. The Company is also a party to various employment claims in some of the regions in which it operates. The Company is defending itself vigorously, maintains insurance against the product liability claims and believes that these claims individually or in the aggregate are not likely to have a material adverse effect on the Company's business, consolidated financial condition, results of operations or cash flows.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

The Company's accrual recorded for legal settlements is sufficient in management's view, based on consultation with legal advisors.

f.
Pledges and securities:

The Company's Bank debt is secured by a lien on substantially all of the Company's assets, certain fixed charges over the Company's assets and subsidiaries (including intellectual property), certain pledges of the stock of its subsidiaries and certain subsidiary guarantees securing such debt.

g.	Bank covenants: See Note 9d.

NOTE 13:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2010	2009	2008

Bank charges	$950	$832	$753
Interest expense (*)	1,744	938	-
Change in fair value of embedded derivative	1,207	-	-
Exchange rate (gain) loss, net	395	(137)	(1,532)

Total expenses (income)	4,296	1,633	(779)
Interest income	(416)	(176)	(885)

Total financial expenses (income), net	$3,880	$1,457	$(1,664)

(*)
As discussed in Note 9 - Bank Debt, as a result of the Company's Bank debt restructurings in December 2006 and June 2008 and in accordance with ASC 470-60, interest on the Company's debt has been charged directly to the loan. Accordingly, interest payments in 2008 were recorded against the Bank debt liability and not as interest expense. Commencing with the 2009 Amendment to the 2006 Restructuring Agreement, the Company recorded interest expense in accordance with the new effective interest rate pursuant to ASC 470-60. In addition, the interest includes interest rate swap settlement expense.

NOTE 14:-         FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, its interest rate swap derivative liability and its embedded derivative liability related to the new facilities in Israel, at fair value using the market approach valuation technique. Foreign currency derivative contracts, fair value of the interest rate swap derivative liability and fair value of the embedded derivative liability are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-        FAIR VALUE MEASUREMENTS (Cont.)

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2010 and 2009 were presented on the Company's consolidated balance sheet as follows:

	December 31, 2010
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$980	$-	$980	$-

Total assets	$980	$-	$980	$-

Liabilities:

Interest Rate Swap	$(961)	$-	$(961)	$-
Foreign currency derivative instruments	(1,301)	-	(1,301)	-
Lease embedded derivative	(2,275)	-	(2,275)	-

Total liabilities	$(4,537)	$-	$(4,537)	$-

	December 31, 2009
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$480	$-	$480	$-

Total assets	$480	$-	$480	$-

Liabilities:

Interest Rate Swap	$(1,011)	$-	$(1,011)	$-

Total liabilities	$(1,011)	$-	$(1,011)	$-

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL Private placements

a.
In December 2006 and in June 2007, the Company raised $ 120,000 and $ 30,000, respectively from two major shareholders (the "Investors"). The amount of shares purchased by the Investors and their assignees in 2006 and 2007, including shares issued upon the exercise of their 2006 Warrants, are subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company's insurance coverage, in connection with a concluded investigation by the United States Securities and Exchange Commission, securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the 2006 transaction (the "Relevant Amounts"). Adjustments for this purpose are made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration. Pursuant to these adjustment provisions, on March 18, 2009, the Company issued 24,466,936 shares to the Investors and certain assignees. In addition, an adjustment was made to the exercise price under the 21,250,000 outstanding warrants (expires on December 5, 2011) issued to the Investors in the 2006 transaction to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of such warrants was reduced to $ 1.0039 per share (subject to further adjustment).

b.
On June 25, 2009, the Company consummated a $ 15,000 equity financing, pursuant to several share purchase agreements (the "2009 Purchase Agreements") entered into with each of its two major shareholders and a new external investor investing through two parallel funds, which provided for the sale and issuance by the Company to such investors of an aggregate of 13,636,364 of the Company's ordinary shares at a price of $ 1.10 per share. The 2009 Purchase Agreements also provided for the grant by the Company to such investors of five-year warrants to purchase an aggregate of 6,818,183 of the Company's ordinary shares at an exercise price of $ 1.30 per share. The Company classified the warrants granted as equity instruments in accordance with ASC 815.

Stock Option and Share Incentive Plans

The Company has four Stock Option and Share Incentive Plans, described below, under which employees, officers, non-employee directors and non-employees of the Company and its subsidiaries may be granted options to purchase ordinary shares of the Company. All of such plans are administered by the Company's board of directors. Options granted under these plans may not expire later than ten years from the date of grant.

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

2000 Share Option Plan (the "2000 Plan")

The Company's 2000 Plan, as most recently amended in September 2006, permits the grant, through July 2011, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. As of December 31, 2010, 11,500,000 ordinary shares are reserved for option grants under such plan.

Israel 2003 Share Option Plan (the "2003 Israel Plan")

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. As of December 31, 2010, 2,000,000 ordinary shares are reserved for option grants under such plan.

2007 Share Incentive Plan (the "2007 Plan")

In January 2007, the Company's board of directors approved and adopted the 2007 Plan. The Company's employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company are eligible to participate in this plan. The 2007 Plan provides for the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). As of December 31, 2010, 11,500,000 ordinary shares are reserved for option grants under such plan. During 2010, the Company granted only stock options out of the 2007 Plan.

A summary of the status of the Company's option plans as of December 31, 2010 and changes during the year ended on that date is presented below.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

	Year ended December 31, 2010
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	17,463,624	$3.77
Changes during the year:
Granted	3,264,000	$1.07
Exercised	-	$-
Forfeited or cancelled	(2,579,033)	$5.15

Options outstanding at end of year	18,148,591	$3.09	$3,212

Options vested and expected to vest at end of year	17,541,588	$3.15	$3,089

Options exercisable at end of year	13,090,234	$3.80	$2,190

The weighted-average fair value of the options vested during the year ended December 31, 2010 was $ 0.47. There were no option exercises during the year ended December 31, 2010. The total intrinsic value for the options exercised during the years ended December 31, 2009 and 2008 was $ 0 (in each such year).

The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price
$		years			years	$

0.91 - 1.49	14,173,098	4.08	1.03	9,214,741	3.31	1.02
1.50 - 2.99	1,016,044	1.67	1.89	1,016,044	1.67	1.89
3.00 - 4.99	219,666	1.37	3.74	219,666	1.37	3.74
5.00 - 6.99	2,275	1.35	6.63	2,275	1.35	6.63
7.00 - 8.99	21,269	1.19	8.18	21,269	1.19	8.17
9.00 - 10.99	1,836,294	0.20	10.89	1,736,294	0.21	10.89
11.00 and above	879,945	0.69	21.05	879,945	0.69	21.05

	18,148,591			13,090,234

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

On January 30, 2007 and April 18, 2007, the Company granted its Chief Executive Officer options to purchase an aggregate of 4,896,959 ordinary shares under the 2007 Plan. As part of the Chief Executive Officer's employment agreement, the initial exercise price per share of the options ($ 1.0722) is subject to adjustment to an exercise price per share equivalent to the effective price per share paid by the Investors under the purchase agreement relating to the 2006 transaction described above in paragraph (a), as adjusted to take account of the issuance of additional ordinary shares pursuant to the adjustment mechanism under the agreement. Based upon the share adjustment, and subject to further adjustment, the exercise price was reduced to $ 0.9126 per share. The Company recognizes compensation expenses related to these options according to the accelerated attribution method.

NOTE 16:-	INCOME TAXES (Cont.)

a.
Measurement of taxable income:

Under Israeli law (the Income Tax (Inflationary Adjustments) Law, 1985), until 2007, the Company's results for tax purposes were adjusted annually as a result of changes in the Israeli Consumer Price Index (CPI).

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

In accordance with ASC 740-10-25-3, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

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
Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Certain of the Company's investment programs have been granted "Approved Enterprise" status under the Law. According to the provisions of the Law, the Company has elected the "alternative benefits" program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company's and its subsidiaries' facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

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

As of December 31, 2010, the Company had approximately $ 199,600 derived from tax-exempt profits earned by its "Approved Enterprises" prior to and including 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's "Approved Enterprises".

Income of the Company from sources other than an "Approved Enterprise" during the period of benefits will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") that has significantly changed the provisions of the Law (the "Old Law"). Generally, investment programs of the Company that already obtained an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the "Investment Center") prior to the effective date of the Amendment will continue to be subject to the Old Law's provisions. With respect to the Law's "alternative benefit" program, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a "Privileged Enterprise", rather than an "Approved Enterprise", as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise status.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the "Programs"). Out of the Programs, the Company's benefit period related to its first, second, third, fourth and fifth investment programs has ended; therefore, the Company's income attributable to these investment programs is no longer entitled to tax benefits. The tax benefits attributable to the Company's current Approved Enterprises are scheduled to expire in phases by 2014.

The Company's Israeli tax return for 2008, submitted to the Israeli Tax Authority (the "ITA") in 2009, included a notice by the Company opting for 2008 as the Year of Election of its "Privileged Enterprise" under the Amendment. The period of tax benefits for a new Privileged Enterprise for the Company did not commence, however, due to the Company's then-current losses. The tax benefits attributable to the Company's current Privileged Enterprises are scheduled to expire in 2019.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire “Preferred Income”. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment on the financial statements and at this time decided not to opt to apply the amendment.

d.
Tax assessments:

On September 16, 2009, the Company reached a settlement with the ITA. The terms of the settlement included the finalizing of the Company's Israeli tax assessments for fiscal years 2000 through 2003 in an amount of $ 2,100, which resulted in a refund to the Company of $ 6,600. In addition, the Company waived its tax losses from the fiscal years 2003 and earlier.

The Company files income tax returns in various jurisdictions with varying statutes of limitations. The Company is under examination by the ITA for years 2007-2009. The Company's U.S. subsidiaries are under examination by the Internal Revenue Service for the years 2007-2009.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

In February 2011, the Company's subsidiary in Germany received final tax assessments for the years 2004-2007, with no material impact on the Company’s consolidated financial statements. The Company's subsidiary in Japan has received final tax assessments for the year 2008. The Company’s subsidiary in India is under examination for the year 2008. The Company’s subsidiary in France is under examination for the years 2007-2009. The Company's subsidiary in Honk Kong is open for assessment since 2004, and the Company's subsidiary in China is open for assessment since incorporation,  2006.

e.
Corporate tax rates in Israel:

On July 25, 2005, the Knesset approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2010 and thereafter – 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter – 18%.

f.
Net operating loss carry-forwards:

As of December 31, 2010, the Company had carry-forward operating and capital tax losses totaling approximately $ 186,000 and $ 46,000, respectively, out of which approximately $ 168,000 and $ 46,000 of losses, respectively are attributed to Israel, which can be carried forward indefinitely and $ 9,500 are attributed to the U.S. subsidiary, which can be carried forward until 2030.

Due to an approved merger of two of the Company's former Israeli subsidiary companies, the net operating losses prior to the merger (effective as of December 31, 2006) will be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. The use of the tax loss carry-forward from the effective approved merger date and prior years is limited to the lesser of:

12.5% of the aggregate net operating loss carry-forwards of the merged companies prior to the effective date of the merger; and

50% of the combined company's taxable income in the relevant tax year.

The above-noted limitation on the use of carry-forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger. (i.e, through December 31, 2014).

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
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2010	2009

Deferred tax assets:
Net operating loss carry-forwards	$44,756	$43,397
Accrued employees costs	1,566	1,315
Reserves and allowances	7,098	7,110
Intangibles	5,017	6,106
Research and development expenses	3,831	3,871
Other	3,359	2,009

Deferred tax assets before valuation allowance	65,627	63,808
Valuation allowance	(61,501)	(60,079)

Deferred tax assets	$4,126	$3,729

Deferred tax liabilities:
Goodwill	$(7,560)	$(6,319)

Deferred tax liabilities	$(7,560)	$(6,319)

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

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

h.	A reconciliation of the Company's effective tax expense (benefit) to the Company's theoretical statutory tax expense (benefit) is as follows:

	Year ended December 31,
	2010	2009	2008

Income (loss) before taxes on income, as reported in the consolidated statements of operations	$8,191	$237	$(46,281)

Statutory tax rate in Israel	25%	26%	27%

Theoretical tax benefit	$2,048	$62	$(12,496)
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(1,021)	1,042	6,644
Impairment of goodwill	-	-	3,350
Taxes in respect of prior years	(155)	(4,481)	(672)
Non-deductible expenses	328	472	921
ASC 740 - uncertain tax	840	(24)	1,218
Other	406	477	(1,030)

Actual tax expense (benefit)	$2,446	$(2,452)	$(2,065)

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic	$4,791	$(3,193)	$(34,726)
Foreign	3,400	3,430	(11,555)

	$8,191	$237	$(46,281)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2009	2008

Current	$1,366	$(3,537)	$2,123
Deferred	1,080	1,085	(4,188)

	$2,446	$(2,452)	$(2,065)

Domestic	$279	$(4,470)	$(204)
Foreign	2,167	2,018	(1,861)

	$2,446	$(2,452)	$(2,065)

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

k.	Uncertain tax positions: A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2010	2009

Opening balance	$6,533	$11,732
Increases related to prior year tax positions	887	224
Decreases related to prior year tax positions	-	(85)
Increases related to current year tax positions	314	382
Settlements	(10)	(5,569)
Decreases related to lapses of statute of limitations	(87)	(151)

Closing balance	$7,637	$6,533

The balance of total unrecognized tax benefits at December 31, 2010, is $ 7,637 that, if potentially recognized, would affect the effective rate in the Company's statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2010, 2009 and 2008, the Company recorded $ 579, $ 416 and $ 546, respectively, for interest and penalties expenses related to uncertain tax positions. The accrued interest and penalties at December 31, 2010 and 2009 is $ 4,015 and $ 3,436, respectively.

NOTE 17:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2010	2009	2008

Numerator:
Net income (loss) available to shareholders of Ordinary shares	$5,745	$2,689	$(44,216)

Denominator:
Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	215,340,549	208,705,900	196,066,692
Effect of dilutive securities:
Employee stock options	1,020,238	82,128	*) -
Warrants	3,358,216	613,909	*) -
Denominator for diluted net earnings per share - adjusted weighted average number of shares	219,719,003	209,401,937	196,066,692

*)         Antidilutive.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

The Company has determined that it operates under three reportable segments in accordance with ASC 280, "Segment Reporting", namely, the development, manufacturing, marketing sale and service of laser and light based systems and appliances for:

•	Surgical applications, primarily ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, and neurosurgery.
•
Aesthetic applications, primarily dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne and treatment of burns and scars.

•	Ophthalmic applications, primarily secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies.

In addition, the Company conducts business globally and is managed on a geographic basis of four separate geographic units, as follows: the Americas, Europe (including the Middle East and Africa), China/APAC and Japan.

b.	Financial data relating to reportable operating segments:

1.
The following financial information is the information that management uses for analyzing the Company's results. The figures are presented on a consolidated basis as presented to management. The Company presents segment information based on its reporting business units.

	Year ended December 31, 2010
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$81,039	$96,084	$60,607	$-	$237,730

Gross profit	$41,933	$46,810	$24,387	$(70)	$113,060

Operating expenses (income)	38,553	39,698	23,774	(1,036)	100,989

Operating income	$3,380	$7,112	$613	$966	$12,071

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2009
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$79,253	$86,066	$60,777	$-	$226,096

Gross profit	$41,845	$40,937	$25,322	$(60)	$108,044

Operating expenses	36,836	38,774	24,500	2,313	102,423
Restructuring expenses	-	-	-	3,927	3,927

Operating income (loss)	$5,009	$2,163	$822	$(6,300)	$1,694

	Year ended December 31, 2008
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$88,941	$108,342	$59,182	$-	$256,465

Gross profit	$42,116	$46,946	$20,820	$(79)	$109,803

Operating expenses	43,411	55,689	29,941	4,650	133,691
Impairment of goodwill	-	22,637	-	-	22,637
Restructuring expenses	-	-	-	1,420	1,420

Operating loss	$(1,295)	$(31,380)	$(9,121)	$(6,149)	$(47,945)

*)	Unallocated expenses are primarily related to restructuring expenses, stock-based compensation expenses, settlement with third parties and amortization of intangible assets.

2.	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2010
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets *)	$35,238	$43,625	$30,544	$56,803	$166,210
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$717	$844	$548	$-	$2,109
Depreciation and amortization	$1,870	$2,200	$1,430	$-	$5,500

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2009
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets *)	$33,557	$36,408	$29,163	$51,435	$150,563
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$669	$727	$516	$-	$1,912
Depreciation and amortization	$2,145	$2,329	$1,655	$-	$6,129

*)	Assets include: trade receivables, prepaid expenses and other receivables, inventories, finished goods used in operations, property and equipment, other intangibles and severance pay fund.

c.	Geographic information:

	Year ended December 31, 2010
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$93,752	$50,095	$46,585	$47,298	$237,730
Total long-lived assets	$3,263	$4,133	$515	$1,028	$8,939
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2009
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$98,821	$45,206	$39,012	$43,057	$226,096
Total long-lived assets	$3,238	$4,577	$426	$1,174	$9,415
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2008
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$115,201	$62,329	$37,347	$41,588	$256,465
Total long-lived assets	$3,905	$6,212	$463	$1,076	$11,656
Goodwill	$37,009	$13,208	$-	$-	$50,217

NOTE 19:-
SUBSEQUENT EVENT

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing massive damage and destruction. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. In 2010, the Company's net sales in Japan constitute approximately 20% of the total net revenues.