Form 20-F
period 2011-12-31
LUMENIS LTD
filed 2012-03-28
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2011
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

218,971,949* Ordinary Shares, NIS 0.1 par value, excluding 35,527 treasury shares, at December 31, 2011.

*Includes 3,619,525 Ordinary Shares issued as a result of warrants exercised during 2011, but in respect of which certificates representing such shares were not physically issued until after December 31, 2011. See “Exercise of Warrants in 2011 by Principal Shareholders” in Item 7.B below.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes ☐     No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.1 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “FDA” are to the United States Food and Drug Administration;

•	references to the “IRS” are to the United States Internal Revenue Service;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.	Selected Financial Data.

The selected financial data set forth in the table below has been derived from our audited historical consolidated financial statements for each of the years from 2007 through 2011. The selected consolidated statement of operations data for the years 2009, 2010 and 2011, and the selected consolidated balance sheet data at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2007 and 2008, and the selected consolidated balance sheet data at December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	2011		2010	2009	2008	2007
	(In thousands, except for per share data)
Total revenues		$246,982	$237,730	$226,096	$256,465	$267,829
Operating income (loss)		5,421	12,071	1,694	(47,945)	(28,388)
Net income (loss)		690	5,745	2,689	(44,216)	(28,118)
Net earnings (loss) per share - basic and diluted	$	*	$0.03	$0.01	$(0.23)	$(0.16)

* Less than $0.01

	Consolidated Balance Sheet Data As of December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Cash and cash equivalents, short and long-term bank deposits	$38,498	$46,874	$26,261	$20,419	$58,423
Total assets	207,567	216,427	200,780	194,075	263,600
Short-term restructured debt	17,730	12,298	9,734	23,646	46,955
Long-term restructured debt	82,714	100,449	112,860	115,159	103,290
Total debt	100,444	112,747	122,594	138,805	150,245
Capital stock	4,291	4,192	4,192	4,156	4,155
Shareholders' equity (deficiency)	$(10,601)	$(12,940)	$(20,449)	$(41,246)	$1,278
Weighted average number of shares used in computing income (loss) per share (in thousands)
- basic	215,844	215,341	208,706	196,067	170,927
- diluted	223,066	219,719	209,402	196,067	170,927

B.	Capitalization and Indebtedness.

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors.

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

Risks Related to our Business and Financial Condition.

Negative conditions in the national and global economic environments have adversely affected, and may continue to adversely affect our business, financial condition and results of operations.

Negative economic conditions in markets in which we operate have harmed, and may continue to harm, our business. The global economic downturn that began in 2008 has continued and global financial markets, particularly in Europe, which accounts for approximately 17% of our total revenues, continue to be adversely affected by a multitude of factors. Adverse credit conditions, slower economic activity, increased energy costs, renewed inflation, decreased consumer confidence, reduced capital spending, adverse business conditions, liquidity concerns and other factors have mitigated the strength of economic recovery. During uncertain economic times and in tight credit markets, many of our customers and distributors may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for leasing equipment, and may delay or reduce technology purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our higher priced products can be particularly vulnerable to economic uncertainty, since the end users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, in tight economic times where budget deficits are commonplace, hospitals and similar institutions may be less willing or unable to provide the requisite budget for the purchase of our products. For example, many hospitals in the United States have implemented a near freeze on the purchase of expensive capital equipment.

These factors have resulted and could continue to result in reductions in revenues from sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, and could have a material adverse effect on our financial condition and results of operations.

Some of our customers’ willingness to purchase our products depends on their ability to obtain reimbursement for medical procedures using our products, and our revenues could accordingly suffer from changes in third-party coverage and reimbursement policies.

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

Our major direct competitors in our principal markets are: in the surgical market, AMS (through its acquisition of Laserscope), Deka Laser Technologies, Dornier MedTech and SSI Laser Engineering; in the aesthetic market, Alma Lasers, Cutera, Cynosure, Deka Laser Technologies, Lutronic Corporation, Palomar Medical Technologies, Sciton,  Solta Medical and Syneron Medical Ltd.; and in the ophthalmic market, Alcon Corporation, Carl Zeiss Meditec, Ellex Medical Lasers, Iridex Corporation, LightMed Corporation, Nidek Technologies, Quantel Corporation and Topcon Medical Corporation.

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

An interruption of these or other supplies, and the costs associated with developing alternative sources of supply or assembly, could have a material adverse effect on our ability to manufacture and ship some of our products, which would likely result in a loss of sales and which could, in turn, have a material adverse effect on our business and results of operations.

Our market is characterized by evolving technological standards and changes in customer requirements, and, if we fail to keep up with such changes, our business, financial position and operating results will be materially adversely affected.

Our industry is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial investment in research and development. In 2011, our research and development expenses were approximately 6.7% of our total revenues, and in 2010 and 2009, such expenses were approximately 6.9% and 6.5%, respectively, of our total revenues. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness, which is substantial in relation to our shareholders’ equity (deficiency), is subject to floating interest rates and subjects us to debt service obligations that could have a material adverse effect on our continuing liquidity and financial condition.

The total principal amount of our bank debt, which is governed by a debt restructuring agreement, is currently approximately $89.0 million (excluding the sum of approximately $4.3 million, which our bank has agreed to forgive subject to our timely making certain payments). Prior to our December 2006 debt restructuring and again in 2008 and 2009, we had to seek extensions of principal payment dates in connection with our bank debt. The interest rate payable on the various tranches of our bank debt is LIBOR plus 1.5% or LIBOR plus 5.25%. Until repayment of the bank debt, we are subject to certain financial ratio covenants as described under the caption "Financial Covenants" in “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Our ability to make due payment of principal and interest and comply with the financial and other covenants under the debt restructuring agreement is subject to the risk factors described herein, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a downturn in our business or deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below and “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Additionally, since all of our debt is subject to floating rates of interest, an increase in LIBOR could materially adversely affect us.

We have a history of operating losses and we may not maintain our current profitability.

Until 2009, we had incurred net losses for each of the previous eight years. Our net losses from 2005 through 2008 were approximately $11.2 million in 2005, $50.3 million in 2006, $28.1 million in 2007 and $44.2 million in 2008. Although we have achieved net income for each of the years 2009 through 2011, we may not be able to maintain profitability on a quarterly or annual basis. If we are unable to do so, our financial condition and the value of our shares may be materially adversely affected.

Most members of our senior management team are new to their positions and may need time to acquire the requisite knowledge of our company and the specific skills necessary to carry out successfully the tasks required of them, which could adversely affect our results of operations.

We have announced the appointment of a new Chief Executive Officer to replace our current Chief Executive Officer, who is expected to leave Lumenis during the second quarter of 2012. For further details, see “Recent Business Developments” in Item 4.A below. In addition, the majority of the members of our senior management, including our Chief Financial Officer, have joined Lumenis or been appointed to senior management since October 2010. Should any members of our senior management fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, our operations may be disrupted and this may adversely affect our results of operations. For details concerning the professional background and qualifications of the members of our senior management, see “Members of Our Senior Management” in Item 6.A below.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and delays in shipments, which could result in loss of customers, which could materially adversely affect our business, financial position and results of operations.

Due to market conditions, our customers and potential customers frequently require delivery of products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which could lead to inventory obsolescence and associated impairments, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, expose us to penalties, and strain our relationship with our customers, and, as a consequence, we may lose future sales to such customers. Any of these occurrences would negatively affect our net sales, business and operating results and could have a material adverse effect on our business, financial condition and results of operations.

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

Boston Scientific Corporation, or Boston Scientific, is one of the major customers for our surgical products in the United States and all sales of our urology products in Japan are made through Boston Scientific. In addition, in January 2011, we formed a co-marketing alliance with Boston Scientific for the promotion of our laser and fibers in the gastroenterology and interventional fields. Any termination or adverse change in this relationship would have a material adverse effect on our business and results of operations.

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

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the PPACA, were enacted into law in March 2010. Certain provisions of the PPACA will not be effective for a number of years, there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. But, because we have significant sales in the United States, the PPACA is expected to materially affect us. Beginning in 2013, the PPACA imposes on medical device manufacturers a 2.3% excise tax on U.S. sales of certain medical devices. As U.S. revenues represented 32% of our total revenues in 2011, this tax burden may have a material adverse effect on our results of operations and our cash flows. Other provisions of the PPACA could meaningfully change the way healthcare is developed and delivered in the United State, and may adversely affect our business and results of operations. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United State or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekel in relation to the dollar or other currencies or that the timing of such devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, although the dollar appreciated against the shekel in 2011, the rate of devaluation of the dollar against the shekel was approximately 6.0% in 2010 and 0.7% in 2009, which was compounded by inflation in Israel at rates of approximately 2.7% and 3.9%, in those respective years. This had the effect of increasing the dollar cost of our operations in Israel.

Furthermore, because a material portion of our international revenues are not denominated in dollars, a strengthening of the dollar versus other currencies, in particular the euro and the Japanese yen, will negatively affect our sales and related dollar revenues. In 2011 and 2010, the dollar appreciated in relation to the euro by 3.2% and 8.0%, respectively, thereby adversely affecting the dollar value of our European-based sales and related revenues.

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

Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2011, of our total revenues, approximately 38% were to the Americas (approximately 32% being to the United States), with the remainder divided among the China/Asia Pacific region (approximately 24%); Europe, the Middle East and Africa (or EMEA) (approximately 20%); and Japan (approximately 18%). Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the vast majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	Longer accounts receivable collection periods and greater difficulties in their collection;

•	The impact of recessions on economies worldwide;

•	The stability of credit markets;

•	Reduced protection for intellectual property in certain jurisdictions;

•	Political and economic instability;

•	Regulatory limitations imposed by foreign governments;

•	Impact of epidemics and other occurrences likely to adversely affect local economies;

•	Impact of earthquakes, floods and other natural disasters;

•	Impact of military or civil conflicts;

•	Other political risks;

•	Disruption or delays in shipments caused by customs brokers or government agencies;

•	Imposition by governments of controls that prevent or restrict the transfer of funds;

•	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	Difficulties in staffing and managing foreign operations;

•	Preference for locally produced products;

•	Difficulties in protecting or enforcing intellectual property rights in certain foreign countries (especially in the China / Asia Pacific region), as described below; and

•	Potentially adverse tax consequences resulting from changes in tax laws.

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

Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of approximately 275 employees, and any failure to maintain our sales force could materially adversely affect our business and results of operations. We maintain relationships with over 135 independent distributors internationally, selling our products in over 80 countries through our four regional sales and service centers for: the Americas; China/Asia Pacific; EMEA; and Japan. We generally sell directly in the United States, Germany, Japan, China (including Hong Kong) and India, as well as for certain of our products in Italy. Elsewhere, we generally sell our products through our distributors. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor, and our ability to sell our products into that exclusive sales territory, and consequently our business and results of operations, could be materially adversely affected.

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

In the event that products that we manufacture or sell prove to be defective, we may voluntarily recall them or implement a field correction, or the FDA, or other regulatory authority could require us to implement a recall or a field correction, or a manufacturer or distributor of one of the products that we distribute could require us to implement a recall or field correction. Any such recall or correction could have a material adverse effect on our business, financial condition and results of operations.

We and several of our subsidiaries are currently under examination by local tax authorities and may be subject to additional tax demands, interest and penalties, which may adversely affect our financial condition.

The amounts of tax ultimately paid by us may deviate significantly from amounts for which we have made provision in our financial statements. Currently, we are subject to a tax audit by the Israel Tax Authorities in respect of fiscal years 2004 through 2010 (excluding 2007) and our subsidiary in France is under examination for tax in respect of fiscal years 2007 through 2009.

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

We require significant cash funds for our operations, and should we fail to generate or otherwise raise requisite funds, it could have a material adverse effect on our liquidity and financial condition.

Internally generated funds, together with available cash, may not be sufficient to meet our day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements. The level of internally generated funds is subject to the risk factors described herein, and must be viewed in light of our earlier history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will again need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all, and could be limited by our need to comply with the negative covenants contained in the debt restructuring agreement governing our bank debt. (For additional details, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.) If additional financing were to be in the form of equity, it could result in substantial further dilution to our shareholders, as occurred in connection with the issue of shares and warrants under share purchase agreements in December 2006, as discussed in “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A below, and, to a lesser extent, in an equity financing in June 2009 (to which we refer as the 2009 Equity Financing), in which we raised an aggregate of $15.0 million from our two existing major shareholders and a new external investor investing through two parallel funds.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years. If it should become necessary to write off a material part of this goodwill, our results of operations would be materially adversely affected.

At December 31, 2011, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us in previous years. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should a test reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write off the amount of the impairment. In 2008, we recorded impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. A substantial impairment of goodwill could materially adversely affect our results of operations.

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

In many instances, the testing equipment for our products and sub-assemblies is reaching the end of its useful life, and, accordingly, such equipment may need to be renewed or redesigned. Duplicating such testing equipment is often extremely difficult, in particular, but not limited to, with respect to equipment relating to product lines acquired as a result of mergers and acquisitions or which may not have adequate documentation. Difficulty in renewing or maintaining such systems may limit our or our sub-contractors’ ability to manufacture assemblies that pass the required testing procedures, or require us to increase our capital expenditure, which could have a material adverse effect on our business and results of operations.

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

Our ability to sell our products is subject to various federal, state, national and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, to which we refer as an IDE, granted by the FDA, allowing human clinical studies. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. If a product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, to which we refer as a PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

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

Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA’s Quality System Regulation, to which we refer as QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

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

Certain of our facilities, due to their physical location, could be subject to a catastrophic loss such as earthquake, flood or wildfire. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities, and our insurance might not be sufficient to cover such loss. Any such loss could have a material adverse effect on our business and results of operations.

Man-made problems such as computer viruses, cyber-security breaches or terrorism may disrupt our operations and materially adversely affect our business and results of operations.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business. In addition, the continued worldwide threat of terrorism and heightened security, in response to such threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

Any acquisitions that we may make could harm or disrupt our business and adversely affect our results of operations without bringing the anticipated synergies.

We have in the past made acquisitions of other businesses, technologies and/or assets, and we continue to evaluate potential strategic acquisitions. In the event of any future acquisitions, we could: issue shares or other securities that would dilute our current shareholders’ percentage ownership; pay cash; incur debt; or assume liabilities, and such acquisitions could lead to the impairment or amortization of intangible assets. The size and manner of any such acquisition could be limited by our need to comply with the negative covenants contained in the debt restructuring agreement governing our bank debt. For additional details, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

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

Risks Related to Our Intellectual Property.

We may not be able to protect our proprietary technology, and its unauthorized use by a third party could materially adversely affect our competitive advantage, business and results of operations.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 265 patents worldwide and have applied for approximately 75 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see “Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our competitive advantage, business and results of operations.

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

We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities, a substantial portion of our research and development facilities and our Surgical and Aesthetic business units are located in Israel. Political, economic and military conditions in Israel and elsewhere in the Middle East could directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products. During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon supported by Syria, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. Direct negotiations between Israel and the Palestinian Authority with the ultimate aim of reaching an official “final status settlement” are currently suspended and it is by no means clear if, and when, they will be restarted. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

Since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979. It is uncertain what impact these changes may have on Israel's relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

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

The tax benefits that we receive in respect of our Approved Enterprise and Privileged Enterprise programs require us to meet several conditions and may be terminated or reduced in the future, which may result in our being required to pay increased taxes.

Certain of our activities receive or claim Approved Enterprise or Privileged Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959. The tax benefits available to us by virtue of such status depend upon the fulfillment by us of conditions. If we do not meet such conditions, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, via future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. For additional details, see “Israeli Tax Considerations and Government Programs - Law for the Encouragement of Capital Investments” in Item 4.B below.

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

We have received in the past, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. However, apart from a grant returned in January 2011, we had not received or accrued any such grants since at least 2001, and we cannot assure you that we will receive any such grants in the future. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist may require us to notify or to obtain a prior approval from the Office of the Chief Scientist. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges. The Office of the Chief Scientist is currently carrying out a full review of all royalties paid, or to be paid, by us in connection with all grants received by us from the Office of the Chief Scientist, which could result in our being required to pay to the Office of the Chief Scientist additional royalties and interest. For additional details, see “Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development” in Item 4.B below.

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

Risks Related to an Investment in Our Shares.

Each of Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholders’ vote.

Viola-LM Partners L.P. currently has voting power in respect of approximately 45.3% of the total voting rights in Lumenis (approximately 46.3% assuming exercise of outstanding warrants and options beneficially owned by Viola-LM Partners L.P. and its general partner) and Ofer Hi-Tech Investments Ltd. and its affiliates currently have voting power in respect of approximately 34.9% of the total voting rights in Lumenis (approximately 35.5% assuming exercise of outstanding warrants held by Ofer Hi-Tech Investments Ltd.). For additional details relating to the share ownership of our Major Shareholders, see “Ownership by Major Shareholders” and “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A below. Although Viola-LM Partners L.P. and Ofer Hi-Tech Investments Ltd. purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors, and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment to our articles of association and any approval of a merger), their vote could determine the result on such matter. Their voting power and the concentration of voting power in their hands could have the effect of delaying or preventing an acquisition of our Company on terms that other shareholders might find attractive or of approving an acquisition of our Company on terms other shareholders might find unattractive.

Shareholders, other than the investors in our 2006 recapitalization and the 2009 Equity Financing, may experience further dilution should we incur losses, indemnities, liabilities and expenses in excess of insurance in connection with certain litigation or proceedings relating to the period prior to our 2006 recapitalization.

The purchase agreement in connection with our 2006 recapitalization (to which we refer as the 2006 Purchase Agreement) contains a mechanism for post-closing adjustments to the number of shares issued to the investors in the recapitalization. Such adjustments are made for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, our insurance coverage, in connection with certain identified actions and proceedings that have now been mostly concluded, as well as any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 Purchase Agreement. Adjustment for this purpose is made by the issuance to the investors of additional ordinary shares for no additional consideration. Approximately 24.5 million additional shares were issued in March 2009 to the investors and their assignees under the adjustment mechanism in connection with the conclusion of most of the identified actions and proceedings. The adjustment mechanism remains operative until five years after any relevant matter was first submitted to court. We were notified in 2010 that the IRS has requested information from Kevin Morano, who served as our chief financial officer from 2002 to 2004, regarding monies paid to him pursuant to an indemnification agreement from us. Mr. Morano is asserting that the costs pertaining to such IRS tax audit and any resulting tax are subject to indemnification from us. We deny any liability in respect of such demand for indemnification. However, we cannot assure you that we will not ultimately be required to make such indemnification payments, which could have an adverse effect on our results of operations and financial condition. Furthermore, such payments may give rise to the issuance of additional shares under the adjustment mechanism, although these are not expected to result in material dilution to our shareholders. We cannot assure you that no matters exist that could result in the commencement of future actions, proceedings or investigations to which the adjustment mechanism would apply, nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the investors under the 2006 Purchase Agreement and the 2009 Equity Financing. For additional details, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A below.

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

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, to which we refer as PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2011. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2012 or in any future year.

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

We are engaged in the development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of laser and intense pulsed light, or IPL, products, for use in ear, nose and throat (or ENT, also known as otolaryngology) treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies.

Recent Business Developments.

Co-Marketing Alliance with Boston Scientific

In January 2011, we announced the formation of a co-marketing alliance with Boston Scientific’s Endoscopy Division, under which Boston Scientific will be our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

New Subsidiary

In December 2011, we established Lumenis (Australia) Pty Ltd. a new wholly-owned sales and marketing subsidiary in Australia.

Relocation of the operations of our Surgical and Aesthetic business units

During the first quarter of 2012, we relocated the operations of our Surgical and Aesthetic business units from Santa Clara, California, to Yokneam Israel.

Change of Chief Executive Officer

In March 2012, we announced that Mr. Dov Ofer, our current Chief Executive Officer, will be leaving Lumenis during the second quarter of 2012, and that Ms. Tzipi Ozer-Armon will be appointed as our new Chief Executive Officer effective as of the date of Mr. Ofer's departure. Ms. Ozer-Armon currently serves as Vice President Japan of Teva Pharmaceutical Industries Ltd., and is responsible for Teva’s activities in the Japanese market. Prior to joining Teva, Ms. Ozer-Armon held leadership positions at SanDisk Corporation and at A.T. Kearney, Inc., the global management consulting company, in London.

Principal Capital Expenditures and Divestitures since January 1, 2008.

In 2009, 2010 and 2011, our capital expenditures amounted to $1.9 million, $2.1 million and $2.8 million, respectively, of which $0.7 million, $0.7 million and $0.3 million, respectively, related to the implementation of a company-wide enterprise resource planning (or ERP) system, commenced in the second half of 2007, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investments in machinery, equipment and tooling, information technology (or IT) systems and leasehold improvements, primarily in Israel.

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

Surgical Strategic Business Unit.

We, or companies whose operations we acquired, have been among the leaders in the surgical marketplace since at least the 1980’s. Through our Surgical business unit, we are a leader in holmium laser technology for the minimally invasive treatment of benign prostatic hyperplasia, or BPH, and urinary lithotripsy. Our UltraPulse SurgiTouch, the first product to result from our integration of CMG, was the first robotic guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. In 2011, we derived approximately 36% of our total revenues from sales by our Surgical business unit.

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

VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers, which are used by physicians in minimally invasive surgical applications. They are:

• 100W Holmium Laser:	This is the only 100W holmium laser available in the market and is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Holmium Laser:	This is used for incising tough fibrous or cartilaginous material. It is useful for moderate- to high-energy procedures.
• 60W Holmium Laser:	This is commonly used for performing intercorporeal lithotripsy.
• 20W Holmium Laser:	This is also commonly used for performing intercorporeal lithotripsy.
• Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer. Physicians use it for numerous applications in many specialties.

UltraPulse SurgiTouch.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser that serves a broad range of clinical applications through ablation, vaporization, excision or incision of soft tissues in ENT, gynecology and general surgery (as well as aesthetics, see “Aesthetic Strategic Business Unit” below).

AcuPulse Series.  This line of CO2 systems, introduced at the end of 2008, has replaced our earlier Compact CO2 systems, although the Compact product will continue to be available until the end of 2012. The AcuPulse system, offering powers of 30 or 40 watts, combines portability with high performance. These lasers, which have an intuitive user interface, are advantageous for small operating theaters and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of our CO2 systems using our SurgiTouch scanning technology.

In September 2010, we announced the introduction of our new FiberLase CO2 fiber, powered by our new AcuPulse 40WG CO2 laser for multi-application use. The AcuPulse 40WG CO2 laser offers 40 Watts of fiber input power, which we believe is unique among CO2 waveguide systems on the market. The flexible FiberLase fiber also has among the lowest beam divergence of comparable devices. The combination of high power and low beam divergence results in faster treatment times and a more precise and consistent tissue effect. Unlike other flexible CO2 fiber systems, the AcuPulse 40WG has a diode-aiming beam delivered to the tip of the FiberLase fiber, allowing accurate targeting of the tissue being treated, and, as a disposable fiber, the FiberLase fiber reduces the risk of patient-to-patient contamination.

Accessories.  We offer a portfolio of fibers, delivery devices and surgical accessories for use in conjunction with our surgical laser systems.

Surgical Applications.

Physicians use our surgical systems in a number of applications, including those listed below:

•
Urology/Genitourinary.  Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy; and BPH. BPH affects over 60% of men over the age of 60. Lumenis offers two procedures for BPH Management: Holmium Laser Ablation of the Prostate, or HoLAP, and Holmium Laser Enucleation of the Prostate, or HoLEP. We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard-to-reach areas. Urologists use this laser to resect, ablate and coagulate tissue.

•
Ear/Nose/Throat.  We have pioneered several ENT applications for both operating room and office environments. Our UltraPulse SurgiTouch CO2 system enables the physician to create precise, hemostatic incisions and excisions and to ablate soft tissue with minimal thermal necrosis to the surrounding area. Surgical accuracy and precision is enhanced through the use of the Digital Accublade microsurgery system. These devices can be easily adapted for freehand surgery, laser microsurgery, and rigid endoscopy. ENT surgeons use the following products that we offer:

•	UltraPulse SurgiTouch;

•	AcuPulse;

•	AcuPulse 40WG with Fiberlase CO2 fiber handpieces; and

•	Compact 30/40C.

•
Gynecology.  Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

•	UltraPulse SurgiTouch;

•	AcuPulse; and

•	Compact 30/40C.

•
Gastroenterology.  Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gastroenterologic surgeons use our VersaPulse Power Suite system.

In 2008, we launched the SlimLine GI fiber to be used in conjunction with the VersaPulse Power Suite system for the treatment of stones in the Common Bile Duct using Endoscopic Retrograde Cholangiopancreotography or ERCP.

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

Products Under Development (Surgical).

Our surgical product development platforms focus on improving our VersaPulse Power Suite Holmium and related fibers and accessories, UltraPulse SurgiTouch and AcuPulse CO2 lasers and CO2 WG flexible fibers and accessories, as well as creating more surgical and interventional applications for our products. In additional, we are evaluating other laser sources such as intense diode lasers, thulium lasers and fiber lasers.

Marketing, Distribution & Sales (Surgical).

The strategic planning and strategic marketing for our Surgical business unit were relocated to Yokneam, Israel from Santa Clara, California, in the first quarter of 2012. Our surgical products are distributed and marketed through a global network of direct sales representatives, medical distributors and strategic partners.

In the United States, our largest surgical market, distribution is carried out by a combination of direct sales representatives and under a series of distribution agreements with Boston Scientific, dating back to 2001, the most recent of which was entered into in December 2011. Our direct sales organizations sells surgical (as well as ophthalmic) lasers to hospitals, ambulatory surgery centers and physician offices in five clinical areas: urology, ENT, gynecology, gastroenterology and ophthalmology. In the United States, Boston Scientific has the exclusive distribution rights for our holmium laser fibers for urology and, in addition, we and Boston Scientific co-distribute holmium lasers for urology. In January 2011, we announced the formation of a co-marketing alliance with Boston Scientific’s Endoscopy Division, under which Boston Scientific will be our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

In Japan, Boston Scientific Japan has the exclusive distribution rights for our holmium lasers and fibers for urology. With respect to ENT, gynecology and gastroenterology, we sell through our own direct or distributor sales channels in all regions of the world, including the United States.

For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture (Surgical).

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

Competitors (Surgical).

Lumenis is active in several different markets for surgical applications. The competition varies significantly within these markets, as well as between the different regions.

Our principal direct competitors in the surgical laser market are: AMS (American Medical Systems, through its acquisition of Laserscope); Biolitec AG / CeramOptec; Deka Laser Technologies, Inc.; Diomed Inc.; Dornier MedTech; Lisa Laser Products OHG; Olympus Corp. / Gyrus ACMI; Karl Storz GmbH; Mm and Niic Co., Ltd., SSI Laser Engineering; Trimedyne Inc.; and Richard Wolf Medical Instruments Corporation. For additional information, see “Competition” in this Item below.

Aesthetic Strategic Business Unit.

We are a prominent participant in the aesthetic market and supply solutions for most laser and IPL aesthetic and medical dermatological applications. In 2011, we derived approximately 38% of our total revenues from our Aesthetic business.

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

M22 and Lumenis One families. Our Lumenis One system is a multi-technology and multi-application customizable and upgradeable platform. In late 2009, we introduced our M22 streamlined tabletop modular, multi-application platform, which features the universal IPL module with six interchangeable easy-to-use ExpertFilters, and Nd:YAG, and incorporates Lumenis’s proprietary Optimal Pulse Technology, or OPT, and Multiple-Sequential Pulsing. These platforms offer the following technologies:

•	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

•	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions; and

•	LightSheer diode laser for hair removal (Lumenis One system only).

LightSheer.  Our LightSheer systems utilize an 810 nanometer (nm) high-power pulsed diode laser that provides safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective and simple-to-operate system. The LightSheer is available as both a stand-alone system or as a module for the Lumenis One multi-technology platform. Our LightSheer family of systems includes the following:

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

•
ActiveFX is a fractional laser procedure, performed in a single treatment with minimal patient downtime. With the increasing availability of aesthetic treatments, more patients are seeking a remedy for fine lines, wrinkles and dyschromia. During fractional treatment, only a portion of the skin’s surface is treated by the laser, leaving small “bridges” of untouched skin.

•	DeepFX fractional treatment treats microscopic columns in skin for deeper results and effects on wrinkles and scars. Both Deep FX and Active FX are now used to treat traumatic dermal injury.

•
The Aesthetic AcuPulse is our new high performance fractional CO2 system designed for ease of use featuring SuperPulse technology. This product is designed to make high performance fractional resurfacing more affordable for every hospital, clinic and physician practice. Multi-Mode for the AcuPulse, for the  treatment of  superficial imperfections, was launched in April 2011

IPL Quantum.  Our IPL Quantum family of systems, which is being largely replaced by the M22 system, is due to be phased out during 2012.

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

Products Under Development (Aesthetic).

Product line extensions are in development for the LightSheer Brand, for CO2 systems and for the M22 platforms.

Marketing, Distribution & Sales (Aesthetic).

The strategic planning and strategic marketing for our Aesthetic business unit were relocated to Yokneam, Israel from Santa Clara, California, in the first quarter of 2012. We have a substantial direct sales presence for our aesthetic and dermatological products in the United States, China, Japan, India, Germany and Italy. Elsewhere, sales are generally effected through a network of distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

Manufacture (Aesthetic).

Our aesthetic products are manufactured in Yokneam, Israel and at sub-contractors in the United States and Israel. For additional information, see “Manufacturing” in this Item below.

Competitors (Aesthetic).

Our principal direct competitors in the aesthetic laser market are: Alma Lasers Ltd.; Cutera Inc.; Cynosure, Inc.; Deka Laser Technologies, Inc.; Lutronic Corporation; Palomar Medical Technologies, Inc.; Sciton Inc.; Solta Medical Inc. and Syneron Medical Ltd.. For additional information, see “Competition” in this Item below.

Lumenis Vision (Ophthalmic) Strategic Business Unit.

Lumenis Vision, our ophthalmic business unit, is one of the world’s largest manufacturers of laser-based ophthalmic systems for the treatment of various ocular pathologies. We, or companies whose operations we acquired, have been among the technological and market leaders in the ophthalmic laser field since introducing the first ophthalmic argon laser photocoagulator system in 1970. We have achieved a widespread reputation for our clinically innovative product solutions, advanced laser technology and knowledgeable after-sale support, with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. In 2011, we derived approximately 25% of our total revenues from our Ophthalmic business.

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

•	Selective Laser Trabeculoplasty, or SLT

•	Utilizes Q-Switched Nd:YAG technology, frequency-doubled (532nm) wavelength laser, emitting at three nanosecond pulse duration.

•	A clinically-proven therapy for primary open-angle glaucoma and a growing treatment alternative for pharmaceutical products (eye drops).

•	Developed and brought to market by Lumenis.

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

Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

•
Novus Spectra.  This is a DPSS portable high-powered photocoagulator, emitting at 532 nm (green) wavelength. It features several patented and proprietary Lumenis technologies that allow precise and accurate laser delivery to the target tissue. The Novus Spectra is offered to our customers in either single or dual laser port, depending on physician preferences and clinical requirements. It can be used by the general ophthalmologist or the retina specialist in the clinic (office) and the operating room environments; and

•
Novus Varia.  This is a DPSS multi-wavelength photocoagulator laser that emits at 532nm (green), 561nm (yellow) and 659nm (red) wavelengths. A multi-wavelength photocoagulator enhances the physician’s ability to treat retinal patients by utilizing wavelengths with different light absorption characteristics - specifically targeting the three major chromophores that are of primary relevance in retinal surgery: melanin, hemoglobin, and xanthophyll. The Novus Varia allows the physician to select a specific wavelength that will reach and be maximally absorbed by the target chromophore while minimally absorbed by competing ocular chromophores.

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

LumeProbe. An addition to our existing family of consumables, LumeProbe is a complete product family of endo-photocoagulation laser probes for the treatment of various retinal pathologies during retinal surgery sessions (in the operating room or ambulatory surgery center). LumeProbe and our other consumables generally serve to deliver the laser beam to the target tissue accurately during surgery.

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

Ophthalmic Applications

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

Products Under Development (Ophthalmic).

Our new ophthalmic product development is focused primarily on developing next-generation laser technologies that facilitate and expedite laser delivery to target tissue. To achieve that purpose we explore new and advanced laser media, delivery technologies and delivery methodologies.

Marketing, Distribution & Sales (Ophthalmic).

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

Manufacture (Ophthalmic).

Most of our ophthalmic lasers are manufactured in Salt Lake City, Utah. In addition, we have partnered with a fiber optics manufacturer of our endo-ocular laser probes. Whether or not we partner with third party suppliers, we maintain our core manufacturing expertise in laser optics, laser physics and software development. For additional information, see “Manufacturing” in this Item below.

Competitors (Ophthalmic).

Our principal direct competitors in the ophthalmic laser market are: Alcon Corporation; A.R.C. Laser GmbH; Carl Zeiss Meditec AG; Ellex Medical Lasers Ltd.; Iridex Corporation; LightMed Corporation; Nidek Technologies Inc.; Quantel Corporation and Topcon Medical Corporation. For additional information, see “Competition” in this Item below.

Service and Customer Support.

Service and customer support is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see “Marketing, Distribution and Sales” in this Item below), or elsewhere, by local independent distributors supported by our geographic or global support centers. In 2011, we derived approximately 19% of our total revenues from the sale of services and customer support.

We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

The following are the main categories of service and customer support functions provided for our products:

•
Communication Centers: We operate communications centers in each of the regional centers for our four geographic sales and marketing areas (the Americas, EMEA, China/Asia Pacific and Japan) with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventive servicing activities at the customer site;

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

Marketing, Distribution and Sales.

We have established four regional centers, as described below, to coordinate local sales, marketing, service and administrative functions for all of our product systems. Strategic planning and strategic marketing are generally now situated in Israel. In addition to the sale of products, we generate revenues from the sale of services (including services provided under maintenance agreements) and sales of parts, accessories and consumables. We sell our products directly primarily in five countries: the United States, Germany, Japan, China (including Hong Kong) and India, with sales of certain lines of products in Italy also being effected directly. We sell the remainder of our products through our global distributor networks, consisting of over 135 independent distributors. These distributors sell our products in over 80 countries worldwide.

We have a regional sales, service and administrative center in each of the following geographic areas:

•
Americas, headquartered in Santa Clara, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, approximately 83% of our revenues are in the United States, nearly all of which, apart from those sales in the surgical market effected under marketing and distribution agreements with Boston Scientific (see above under the caption “Surgical Strategic Business Unit – Marketing Distribution & Sales – Surgical”), are direct to customers through our sales personnel in the United States. The remainder of sales in the region are almost all distributor sales, through a network of almost 20 distributors.

•
EMEA, covering Europe, the Middle East and Africa, headquartered near Frankfurt, Germany, which is responsible for direct sales of certain of our product lines in Germany and Italy and for distributor sales in these countries and the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 95 distributors. The EMEA headquarters also manages our main distribution center outside the United States. In our EMEA market, we have a presence in over 50 countries. Approximately 70% of our total revenues in such market are to distributors, and approximately 30% of our total revenues are direct to customers through our sales personnel. Germany, the United Kingdom, Italy, Spain and Poland are our largest European sub-markets.

•
China, headquartered in Beijing, and Asia Pacific, headquartered in Hong Kong and in Gurgaon (near Delhi), India, which are responsible for direct sales operations in the People’s Republic of China, Hong Kong and India, as well as distributor sales in the other countries in Asia and in the rest of the world that are not covered by other centers.

•
Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In our Japanese market, most of our revenues are direct to customers through our sales personnel in Japan and/or through a network of local dealers, except for surgical products for urology, which are sold through Boston Scientific Japan.

We outsource the major part of our global transportation and part of our warehousing activities to UPS, which provides logistics, warehouse management, customs and transportation services. However, in a number of territories, we use vendors other than UPS. In addition, we have outsourced our global information technology services to Hewlett-Packard, who acquired EDS (Global), which previously provided us with such services.

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

Breakdown of Total Revenues by Activity and Geographic Market.

See “Breakdown of Revenues by Activity and Geographic Market” in Item 5.A below for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

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

We order raw materials, including optical and electronic parts, for in-house manufacturing. We have not experience significant volatility in the prices of these raw materials. However, such prices are subject to a number of factors beyond our control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s tight supply.

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

The names of our principal direct competitors (with respect to each of our business units) are listed in this Item under the headings “Surgical Strategic Business Unit - Competition (Surgical)”, “Aesthetic Strategic Business Unit - Competition (Aesthetic)” and “Lumenis Vision (Ophthalmic) Strategic Business Unit - Competition (Ophthalmic)” above.

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

Research and Development.

Our research and development strategy is, and has been during the last three fiscal years, to develop high-end capital devices and disposables for medical specialists in premium and high–end markets and to establish and maintain a competitive advantage. Our research and development efforts are conducted at our facilities in Yokneam, Israel; Salt Lake City, Utah; and Beijing, China. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts. The dollar amounts spent on research and development in each of the last three fiscal years appear in the tables under the headings “Year Ended December 31, 2011 Compared with Year Ended December 31, 2010”and “Year Ended December 31, 2010 Compared with Year Ended December 31, 2009” in Item 5.A below.

We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in this Item below.

Patents and Intellectual Property.

We have obtained and now hold approximately 180 patents in the United States and 85 patents outside of the United States and have outstanding applications for approximately 45 patents in the United States and 30 patents outside of the United States. We rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of 20 years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of 20 years from filing or 17 years from the issue date.

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

We also rely on protection available under trademark law. We currently hold registered trademarks in various jurisdictions for the mark “Lumenis” and certain key product names, in particular, LightSheer and UltraPulse.

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

Among the conditions for FDA market clearance approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the Quality System Regulations, to which we refer as QSR, which must be followed at all times. The QSR imposes certain procedural and documentation requirements upon a company with respect to management controls, design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production, from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

Our quality system is certified to ISO 13485, a globally recognized standard established for medical device companies by the International Standards Organization, to which we refer as ISO, in Geneva, Switzerland. ISO 13485 embraces principles of the QSR and is a comprehensive quality assurance standard, which includes full design control. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

In 1998, the E.U. determined that marketing or selling any medical products or devices within member countries requires a CE Mark according to the European Medical Device Directive. It is the responsibility of member states to ensure that devices capable of compromising the health and safety of patients (and users) do not enter the market. Obtaining a CE Mark for medical devices is regulated according to the European Medical Device Directive (Council Directive 93/42/EEC). The medical device must comply with the requirements of the European Medical Device Directive that applies at each stage, from design to final inspection. We have complied with the E.U. standards and have received the CE Mark for all of our systems distributed in the E.U.

International sales are subject to specific foreign government regulations such as the Food and Drug Administration of the People’s Republic of China, Korean Food and Drug Administration, the Ministry of Health, Labor and Welfare in Japan, and such regulations vary from country to country in an increasingly complex global regulatory environment. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

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

Conditions in Israel.

We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel, including those discussed in “Risks Relating Primarily to our Location in Israel” in Item 3.D above and in Item 5.A “Operating Results” below, which could affect our results of operations.

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

General Corporate Tax Structure in Israel.

The regular rate of corporate tax to which Israeli companies were subject in 2011 was 24%. Under previous legislation, such tax rate was due to be reduced progressively in subsequent years. Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, to which we refer as the Tax Burden Law 2011, was published by the Government of Israel. The Tax Burden Law 2011 abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below.

Commencing 2010, Israeli companies are subject to regular corporate tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985, to which we refer as the Inflationary Adjustments Law, or the provisions of Section 130A of the Income Tax Ordinance, 1961, applied immediately before the coming into force of tax reforms published in 2006, which were subject to the regular corporate tax rate).

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments.

The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise” or a “Privileged Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forgo such benefits and elect for the benefits of the 2011 Amendment.

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

An Approved Enterprise may elect to forgo any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the period of exemption is ten years. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from the year the program commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, to which we refer as an FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law.

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

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of an FIC, which is at least 49% owned by non-Israeli residents. As of December 31, 2011, we did not have any income attributed to Privileged Enterprise status.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011). Such request may not be withdrawn; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011; and (iii) a Benefitted Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

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

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2009, we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 2001. In 2009, following application by us to the OCS for certain grants under the Research and Development Law, the OCS conditionally approved two of our applications, in respect of which we received an aggregate amount of approximately $0.2 million. However, following discussions with the OCS relating to the conditions attached to these grants, we decided not to proceed with the grants in question and the monies received from the OCS were duly returned in January 2011.

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. As of December 31, 2011, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $4.5 million, which will be repaid to the government in the form of royalties on sales of those products if and when such developed products reach the market. In November 2011, the OCS commenced a full review of all royalties paid, or to be paid, by us in connection with all participation payments received to date by us from the OCS.

Tax Benefits under the Law for the Encouragement of Industry (Taxes).

The Law for the Encouragement of Industry (Taxes), 5729-1969, to which we refer as the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company, if it is an Israeli resident and at least 90% of its income in any tax year (other than income from certain governmental security debts) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose major activity, in a given tax year, is industrial production.

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

Lumenis Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most important of which are the following wholly owned subsidiaries:

•	Lumenis Inc. (incorporated in the United States);

•	Lumenis (Germany) GmbH (incorporated in Germany);

•	Lumenis (Italy) SRL (incorporated in Italy);

•	Lumenis (UK) Limited (incorporated in the United Kingdom);

•	Lumenis (also known as Ke Yi Ren) Medical Laser Equipment Trading (Beijing) Co. Ltd. (incorporated in China);

•	Lumenis (HK) Ltd. (incorporated in Hong Kong);

•	Lumenis Japan Co. Ltd. (incorporated in Japan); and

•	Lumenis India Private Ltd. (incorporated in India).

(See also the list of subsidiaries appended to this annual report as Exhibit 8.)

D.	Property, Plants and Equipment.

Our principal executive offices are in Yokneam, Israel, and our principal engineering, manufacturing, shipping and service operations are located in facilities in Yokneam, Israel; Santa Clara, California; and in Salt Lake City, Utah. For information concerning which of our products are produced at which of these facilities, please see “Manufacturing” in Item 4.B above. Our research and development efforts are conducted at our facilities in Yokneam; Salt Lake City; and Beijing, China.

All of our facilities are leased, as we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)

Yokneam, Israel (1)	172,200
Santa Clara, California (2)	70,000
Salt Lake City, Utah (3)	68,200
Europe (4)	21,000
China /Asia Pacific (5)	42,400
Japan (6)	22,400
Total	394,800

(1)
We moved to our new Yokneam facilities, housing our headquarters, in April 2010. The square footage includes approximately 43,000 square feet of warehouse facilities but excludes parking facilities. Approximately 20,500 square feet of office space is currently unutilized, although we anticipate that during 2012 we will begin utilizing approximately 6,000 square feet of this space. The facilities may be expanded (upon our request) to up to approximately 260,000 square feet in the future. The lease is for a term of ten years from April 25, 2010, with an option to renew for an additional ten years. The annual lease payments for these facilities are approximately $2.2 million.

(2)	The lease for our Santa Clara facility expires on December 31, 2012. We currently only utilize approximately 38,000 square feet of this facility.
(3)
The principal building that comprises our Salt Lake City facility (of approximately 57,000 square feet) was owned by us until 2006, when it was sold and leased back to us under a lease that expires on September 30, 2013. The remainder comprises a warehouse facility of approximately 11,100 square feet.

(4)	Consists primarily of sales/marketing offices, in Germany, Italy and the United Kingdom and includes approximately 5,800 square feet of warehouse facilities.
(5)
Situated in several cities throughout China, as well as in Hong Kong and in Gurgaon (near Delhi), India. Consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities in China..

(6)	Situated in several cities throughout Japan and consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities.

Apart from our new facilities in Israel, the only new offices opened by us since January 1, 2009 are:

•	the relocation of our offices in Tokyo (August 2009), Hong Kong (July 2010) and Rome (September 2011) to new, smaller, facilities; and

•	the relocation of our offices in Gurgaon, India (February 2011), Beijing (July 2011) and Shanghai (October 2011) to new, larger, facilities.

The only facility closed by us since January 1, 2009, was our sales and marketing office in Paris, France, which was closed in March 2009.

We also maintain inventory at third party warehouse facilities in the United States.

The debt to our Bank is secured by liens on substantially all of our assets. For further information regarding this debt, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

While, as described in Item 3.D “Risk Factors” above, we utilize hazardous material in some of the production processes for products sold by us, we believe that there are no environmental issues that encumber our use of our facilities.

ITEM 4A.            UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in Item 3.D “Risk Factors”, above.

A.	Operating Results.

Overview

We operate internationally in the development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of IPL products, for use in ENT treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. Revenues from the sale of these products and from the sale of related parts, accessories and consumables have accounted for approximately 80% of our total revenues in each of the past three years. In addition, we also generate revenues from the sale of related services, including services provided under maintenance agreements.

The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices and private clinics. We market, sell and service our products primarily through our direct sales force and customer service employees in the following five countries: the United States, Germany, Japan, China (including Hong Kong) and India, with sales of certain product lines in Italy also being effected directly. We sell the remainder of our products through our global distributor networks, consisting of over 135 independent global distributors. These distributors sell our products in over 80 countries worldwide.

Since 2009, we have seen growth in our annual gross revenues. From a geographic perspective, while the Americas remains our most important region, accounting for approximately 40% of our total revenues in each of the past three years, we have experienced growth in our sales and services provided in the China / Far East region, which, in 2011, surpassed the Europe, Middle East and Africa region (EMEA) as the second-largest region in which our revenues are generated.

Our sales of our product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenues of these product lines as well as other product lines may increase or decrease in the future.

We believe that our implementation of the following strategic points will serve as a key to our maintaining and increasing the profitability of our operating results as we proceed forward:

•       We intend to maintain our position as a prominent participant in the global laser and light-based medical device market through the development and expansion of minimally invasive, cost effective, smart and intuitive laser systems that provide superior and predictable outcomes to medical specialists worldwide.

•       We intend to continue to utilize both direct sales teams and distributors to market our products, as well as third party relationships that leverage the cost of sales and distribution, and to enhance our presence in the high growth emerging markets.

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

Revenue recognition.  We recognize revenues in accordance with Accounting Standards Codification (to which we refer as ASC) Topic 605-10-S99 (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”), issued by the Financial Accounting Standards Board (to which we refer as FASB), which requires that the following four criteria be met in order to recognize revenue:

1)	Persuasive evidence that an agreement exists;

2)	Delivery has occurred or services have been rendered;

3)	The selling price is fixed or determinable; and

4)	Collectability is reasonably assured.

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

Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC Topic 605, “Revenue Recognition” (to which we refer as ASU 605), which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts.

Part of the our revenue transactions with end-users includes multiple elements within a single contract, assuming that it is determined that multiple units of accounting exist.

Commencing January 1, 2011, we adopted the FASB's Accounts Standards Update (to which we refer as ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)” (to which we refer as ASU 2009-13). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

The primary type of transaction in which we engage for which ASU 2009-13 is applicable pertains to sales agreements that include multiple elements that are delivered at different points in time. Such elements may include some or all of the following:

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

Under historical accounting principles, we were required to account for sales of our products in accordance with ASC 605-25 (to which we refer as ASC 605-25). ASC 605-25 generally required revenue earned on arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under "the residual method" when vendor-specific objective evidence (to which we refer as VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, we deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement. Any discount in the arrangement was allocated to the delivered element.

For 2011 and subsequent periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third-party evidence (to which we refer as TPE) if VSOE is not available, or estimated selling price (to which we refer as ESP), if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what competitors products’ selling prices are on a stand-alone basis, we are not typically able to determine TPE. The best estimate of selling price is established considering multiple factors including, but not limited to, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

In addition, pursuant to the guidance of ASU 2009-13, the residual method of allocating arrangement consideration has been eliminated and we allocate arrangements’ consideration based on the relative selling price method.

We adopted ASU 2009-13 effectively on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010, which for us was January 1, 2011, the first day of our 2011 fiscal year. The adoption of ASU 2009-13 did not have a material impact on our consolidated results of operations and financial condition.

Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees. or third party insurance. An allowance for doubtful accounts is provided with respect to specific debts that we have determined to be doubtful of collection. For those debts not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates. At December 31, 2011 and 2010, the allowance for doubtful accounts amounted to $2.8 million and $3.4 million, respectively.

Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors as detailed below. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value, and such reserves are charged to cost of goods sold. Factors influencing these reserves include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. During 2011, 2010 and 2009, we recorded write-offs for inventory no longer required in amounts of approximately $5.8 million, $2.5 million and $2.6 million, respectively.

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

The basis for our reporting units determination for goodwill impairment testing for 2011 and 2010 and in preceding periods was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

For purposes of performing the first step of the ASC 350 impairment test, we estimated the Business Enterprise Value of each of our reporting units by using the Income Approach in the form of a discounted cash flow, to which we refer as DCF, analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable and/or model publicly traded companies and/or based on comparable transactions in its industry, was utilized to corroborate the overall value for the reporting unit.

In 2011, 2010 and 2009, no impairment losses were recorded as the fair value of all business units exceeded their carrying value.

Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty of up to two years for systems sold to end users. The warranty period begins upon shipment, installation, or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time the revenue was recognized from the sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience, increases in warranty expense could be necessary. At December 31, 2011 and 2010, warranty reserves were $6.5 million and $5.9 million, respectively.

Restructured bank debt.  We have considered the restructured bank debt to Bank Hapoalim B.M. (to which we refer as the Bank), described in “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below, under the criteria of, and have accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC Subtopic 470-60, “Debt - Troubled Debt Restructurings by Debtors”, to which we refer to ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

During 2011 and 2010, we repaid the Bank principal payments of $10.0 million and $8.0 million, respectively, and interest payments in an aggregate amount of $3.4 million and $3.0 million, respectively, of which the amount of $1.1 million in each year was recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 amendment to the restructuring agreement governing our Bank debt (see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below), we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At June 30, 2009, December 31, 2009, December 31, 2010 and December 31, 2011, the new effective interest rate was an annual rate of 1.24%, 0.96%, 0.95% and 0.92%, respectively. The changes in the effective interest rates in respect of the aforesaid dates resulted from changes in LIBOR.

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

We account for uncertain tax positions in accordance with ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Results of Operations.

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	For the Year Ended December 31,
	2011	2010	2009
Revenues
Products	80.9%	79.6%	79.0%
Services	19.1	20.4	21.0
Total revenues	100.0	100.0	100.0
Cost of sales
Products	42.9	40.2	38.5
Services	11.5	11.9	13.3
Total cost of revenues	54.4	52.1	51.8
Gross profit	45.6	47.9	48.2
Research and development expenses, net	6.7	6.9	6.5
Selling and marketing expenses	29.5	29.3	29.8
Legal settlements, net	0.3	(0.8)	0.3
Restructuring and other related costs	-	-	1.7
General and administrative expenses	6.8	7.5	9.1
Total operating expenses	43.3	42.9	47.4
Operating income	2.3	5.0	0.8
Financial expenses, net	(1.6)	(1.6)	(0.6)
Income before taxes on income	0.7	3.4	0.2
Taxes on income (income tax benefits)	0.4	1.0	(1.0)
Net income	0.3%	2.4%	1.2%

Breakdown of Revenues by Activity and Geographic Market.

The following table presents our total revenues by business units for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2011		2010		2009
Surgical	$89,801	36.4%	$81,039	34.1%	$79,253	35.1%
Aesthetic	94,902	38.4%	96,084	40.4%	86,066	38.0%
Ophthalmic	62,279	25.2%	60,607	25.5%	60,777	26.9%
Total	$246,982	100.0%	$237,730	100.0%	$226,096	100.0%

The following table presents our total revenues by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2011		2010		2009
Americas	$94,161	38.2%	$93,752	39.4%	$98,821	43.7%
Europe, the Middle East and Africa (EMEA)	48,157	19.5%	50,095	21.1%	45,206	20.0%
China/Asia Pacific	60,349	24.4%	46,585	19.6%	39,012	17.3%
Japan	44,315	17.9%	47,298	19.9%	43,057	19.0%
Total	$246,982	100.0%	$237,730	100.0%	$226,096	100.0%

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010.

	$ (in thousands)		Increase (decrease) in
	2011	2010	dollars	%
Revenues
Products	$199,714	$189,149	$10,565	5.6%
Services	$47,268	$48,581	$(1,313)	(2.7)%
Total revenues	$246,982	$237,730	$9,252	3.9%
Cost of revenues
Products	$106,240	$95,532	$10,708	11.2%
Services	$28,226	$28,207	$19	0.1%
Total cost of revenues	$134,466	$123,739	$10,727	8.7%
Gross profit	$112,516	$113,991	$(1,475)	(1.3)%

Introduction.

Despite a slowdown in several of our markets, in particular in the Ophthalmic markets in Japan, our total revenues grew 3.9% in 2011 compared with 2010, mainly as a result of stronger Surgical sales in the China /Asia Pacific region. However, our net income fell in 2011 to $0.7 million, compared with $5.7 million 2010, as a result of increased cost of revenues and operating expenses, as well as the recording in 2010 of $2.0 million, net, in respect of legal settlements.

Revenues.

Overall, our total revenues from product sales for the year 2011 increased by 5.6%, to $199.7 million, from $189.1 million in 2010. This increase was mainly attributable to stronger Surgical sales in 2011, particularly in the China /Asia Pacific region.

Our total revenues from service sales for the year 2011 decreased slightly by 2.7%, to $47.3 million, from $48.6 million in 2010. This decrease was mainly attributable to  lower service sales in Japan.

Sales in respect of our Surgical business increased by 10.8%, to $89.8 million, in 2011 from $81.0 million in 2010. Sales from our Aesthetic business decreased slightly by 1.2%, to $94.9 million, in 2011 from $96.1 million in 2010. Sales from our Ophthalmic business increased by 2.8%, to $62.3 million, in 2011 from $60.6 million in 2010, mainly in the China / Asia Pacific region, partly offset by a slight decrease in Japan.

The region in which we registered the highest growth in 2011 was the China/Asia Pacific region, which includes mainland China, Hong Kong, India, Australia, Taiwan, Korea and Southeast Asia. Sales in this region increased by 29.5%, to $60.3 million in 2011, compared with $46.6 million in 2010. The growth was in all business lines, particularly in the Ophthalmic business. Sales in the Americas (which is comprised of the United States, Canada, Central and South America and the Caribbean) were almost unchanged, increasing slightly by 0.4%, to $94.2 million, in 2011 from $93.8 million in 2010. This was mainly the result of slightly increased Aesthetic and Ophthalmic sales, offset by the continuing slight decrease in Surgical sales in the United States and capital budget restraints in U.S. hospitals, which we had also witnessed in 2010. Sales to the EMEA region decreased by 3.9%, to $48.2 million, in 2011 compared with 50.1 million in 2010, primarily due to weak Aesthetic sales in the region. Sales in Japan in 2011 were $44.3 million, a 6.3% decrease from $47.3 million in 2010, primarily due to slow Ophthalmic sales as well as the effect on the Japanese economy of the massive earthquake that hit northern Japan in March 2011.

Cost of Revenues

Our cost of revenues from product sales in 2011 was $106.2 million, an increase of 11.2%, compared with $95.5 million in 2010. This increase was primarily related to growth in the volume of our revenues, changes in product mix and higher expenses related to write-offs for inventory items no longer required. As a percentage of our revenue from product sales, our cost of revenue from product sales increased to 53.2% in 2011 compared to 50.5% in 2010.

Our cost of revenue from service sales in 2011 was $28.2 million, unchanged from 2010. However, as our total revenue from service sales decreased in 2011, as a percentage of our revenues from service sales, our cost of revenues from service sales increased to 59.7% in 2011, compared to 58.1% in 2010.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2011	2010	dollars	%
Research and development, net	$16,526	$16,363	$163	1.0%
Selling and marketing	72,891	69,725	3,166	4.5%
Legal settlements, net	766	(1,981)	2,747	n/a
General and administrative	16,912	17,813	(901)	(5.1)%
Total operating expenses	$107,095	$101,920	$5,175	5.1%

Research and Development Expenses.  Research and development expenses consist primarily of employee salaries, development-related raw materials and payments to subcontractors, as well as other related costs. Our research and development expenses increased slightly by $0.2 million in 2011 to $16.5 million from $16.3 million in 2010. As a percentage of total revenues, our research and development expenses decreased slightly to 6.7% in 2011 from 6.9% in 2010. The relative steadiness of these expenses (both in absolute amount and as a percentage of our total revenues) from 2010 to 2011 evidences our commitment to continued substantial expenditure on research and development in order to design, develop and test product upgrades and new products, which is a critical component of our strategy (as discussed in “Overview” in this Item above).

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows and exhibitions, travel and other related expenses. Our selling and marketing expenses increased by $3.2 million in 2011 to $72.9 million from $69.7 million in 2010. This increase was primarily attributable to the increase in our sales and marketing workforce and higher commissions as a result of increased revenues, particularly in the China / Asia Pacific region. As a percentage of total revenues, our selling and marketing expenses increased slightly to 29.5% in 2011 from 29.3% in 2010.

Legal settlements, net.  Legal settlements, net in 2011 consisted of a net expense of $0.8 million, primarily relating to legal fees associated with the Bengelsdorf lawsuits and various employee-related claims. Legal settlements, net in 2010 consisted of income of $6.5 million derived from the settlement of a patent infringement action against Alma Lasers, partly offset by associated legal fees of $2.5 million and the payment by us of $2.0 million in settlement of a claim by Trimedyne Inc. (For further details regarding lawsuits, see “Legal Proceedings” in Item 8.A. below and Note 12e to the consolidated financial statements included in this annual report.)

General and Administrative.  General and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts and other expenses. Our general and administrative expenses decreased by 5.1% in 2011 to $16.9 million compared with $17.8 million in 2010. This decrease was primarily the result of a decrease in legal expenses. As a percentage of total revenues, our general and administrative expenses in 2011 decreased to 6.8% compared to 7.5% in 2010.

Financial Expenses, Net.  Our net financial expenses decreased by 4.0% in 2011 to $3.7 million compared with $3.9 million in 2010. The decrease in our financial expenses was mainly due to the changes in the fair value of the embedded derivative in respect of the monthly rent payable under the lease for our facilities in Yokneam, Israel, which, although payable in shekels, is expressed in dollars and has a dollar/shekel exchange rate floor value, partly offset by the change in the fair value of the derivatives not designated as hedge instruments.

Taxes on Income.  In 2011, we recorded tax expenses of $1.0 million, a 58.9% decrease from $2.4 million in 2010. The decrease in 2011 tax expenses primarily reflects settlements and statutes of limitations having been reached in certain tax jurisdictions, which resulted in the write offs of uncertain tax positions pursuant to the guidance set forth ASC 740.

Net Income.  In 2011, we had net income of $0.7 million, compared with net income of $5.7 million in 2010. This decrease was primarily due to increases in our cost of revenues and operating expenses, which outpaced accompanying increases in our revenues, from 2010 to 2011.

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009.

	$ (in thousands)		Increase (decrease) in
	2010	2009	dollars	%
Revenues
Products	$189,149	$178,705	$10,444	5.8%
Services	$48,581	$47,391	$1,190	2.5%
Total revenues	$237,730	$226,096	$11,634	5.1%
Cost of revenues
Products	$95,532	$87,199	$8,333	9.6%
Services	$28,207	$30,050	$(1,843)	(6.1)%
Total cost of revenues	$123,739	$117,249	$6,490	5.6%
Gross profit	$113,991	$108,847	$5,144	4.7%

Introduction.

In 2010, despite a slowdown in the Surgical and Ophthalmic markets in the United States, our total revenues grew 5.1% compared with 2009, mainly as a result of stronger Aesthetics sales and improved sales in our markets outside of the United States. We also improved our profitability and maintained a positive operational cash flow, while strengthening our emerging markets selling and marketing infrastructures.

Revenues.

Overall, our total revenues from product sales for the year 2010 increased by 5.8%, to $189.1 million, from $178.7 million in 2009. This increase was mainly attributable to our strong Aesthetics sales compared with 2009, in particular in the EMEA and China/Asia Pacific markets.

Our revenues from service sales for the year 2010 increased by 2.5%, to $48.6 million, from $47.4 million in 2009. This increase was mainly attributable to our service sales growth in China and Europe.

Sales in respect of our Surgical business increased by 2.1%, to $81.0 million, in 2010 from $79.3 million in 2009. Sales from our Aesthetic business increased by 11.6%, to $96.1 million, in 2010 from $86.1 million in 2009. Sales from our Ophthalmic business were almost unchanged, decreasing slightly to $60.6 million, in 2010 from $60.8 million in 2009.

Sales in the Americas decreased by 5.1%, to $93.8 million, in 2010 from $98.8 million in 2009, mainly due to a slow-down in the Surgical and Ophthalmic businesses in the United States and capital budget restraints in U.S. hospitals. Sales to the EMEA region increased by 10.8%, to $50.1 million, in 2010 compared with $45.2 million in 2009, primarily due to strong Aesthetic sales in the region. Sales in Japan in 2010 were $47.3 million, a 9.7% increase from $43.1 million in 2009. This increase was primarily the result of growth in our Surgical business. Sales in the China/Asia Pacific region were $46.6 million in 2010, a 19.5% increase compared with $39.0 million in 2009. The increase was due to growth in all business lines, primarily as a result of our increased investment in the sales and marketing organizational infrastructures and marketing activities in the region.

Cost of Revenues.

Our cost of revenues from product sales in 2010 was $95.5 million, an increase of 9.6%, compared with $87.2 million in 2009. This increase was primarily related to growth in the volume of our revenues and an increase in our logistic and operational costs. As a percentage of our revenues from product sales, our cost of revenues from product sales increased to 50.5% in 2010 compared to 48.8% in 2009.

Our cost of revenues from service sales in 2010 was $28.2 million, a decrease of 6.1% compared with $30.1 million in 2009. This decrease was primarily related to a reduction in the cost of our service material. As a percentage of our revenues from service sales, our cost of revenues from service sales decreased to 58.1% in 2010 compared to 63.4% in 2009.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2010	2009	dollars	%
Research and development	$16,363	$14,584	$1,779	12.2%
Selling and marketing	69,725	67,443	2,282	3.4%
Restructuring and other related costs	-	3,927	(3,927)	-
Legal settlements, net	(1,981)	683	(2,664)	n/a
General and administrative	17,813	20,516	(2,703)	(13.2)%
Total operating expenses	$101,920	$107,153	$(5,233)	(4.9)%

Research and Development Expenses.   Our research and development expenses increased by $1.8 million in 2010 to $16.4 million from $14.6 million in 2009, primarily reflecting an enhancement of our research and development capabilities by investment in head count and activities in Israel and China. As a percentage of total revenues, our research and development expense increased slightly to 6.9% in 2010 from 6.5% in 2009.

Selling and Marketing Expenses.   Our selling and marketing expenses increased by $2.3 million in 2010 to $69.7 million from $67.4 million in 2009. This increase was primarily attributable to increased investment in our activities in emerging markets, in particular in Latin America and Asia Pacific countries. However, due to our relatively larger increase in revenues in 2010, selling and marketing expenses as a percentage of total revenues decreased slightly in 2010 to 29.3% compared with 29.8% in 2009.

Restructuring Expenses.  There were no restructuring expenses in 2010. In 2009 (and the fourth quarter of 2008), we implemented two cost reduction plans. In 2009, we recorded restructuring expenses of $3.9 million in respect of the cost reduction plan, mainly resulting from the closure of the operations of our French subsidiary and our vacating part of our Santa Clara facility in California. At December 31, 2010, the 2008 plan was completed. The expected completion date of the 2009 plan is December 2012, being the termination date of the lease of the Santa Clara facility.

Legal settlements, net.  Legal settlements, net in 2010 consisted of income of $6.5 million derived from the settlement of a patent infringement action against Alma Lasers, partly offset by associated legal fees of $2.5 million and the payment by us of $2.0 million in settlement of a claim by Trimedyne Inc. For further details of the Alma Lasers lawsuits, see “Legal Proceedings” in Item 8.A. below, under the caption “Lawsuits against Alma Lasers”. This compared with a net expense of $0.7 million in 2009, relating to legal fees associated with the Alma Lasers lawsuits.

General and Administrative.   Our general and administrative expenses decreased by 13.2% in 2010 to $17.8 million compared with $20.5 million in 2009. This decrease was primarily the result of lower doubtful debt costs and legal fees compared with 2009. As a percentage of total revenues, our general and administrative expenses in 2010 decreased to 7.5% compared to 9.1% in 2009.

Financial Income, Net.  Our net financial expenses increased by 166% in 2010 to $3.9 million compared with $1.5 million in 2009. The increase in our financial expenses was mainly due to the changes, in the amount of $1.2 million, in the fair value of the embedded derivative in respect of the monthly rent payable under the lease for our facilities in Yokneam, Israel, which, although payable in shekels, is expressed in dollars and has a dollar/shekel exchange rate floor value.

Taxes on Income.  In 2010, we recorded tax expenses of $2.4 million compared with a net tax benefit, of $2.5 million in 2009. In 2009, the tax benefit that we recorded was primarily due to the settlement of a dispute with the Israel tax authorities.

Net Income.  In 2010, we had net income of $5.7 million, compared with net income of $2.7 million in 2009. This was primarily due to growth in revenues, improvement in profitability and the income from the settlement with Alma Lasers.

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

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of preceding quarters, including comparable quarters of previous years. See Item 3.D “Risk Factors” above.

Effective Corporate Tax Rate.

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

As we derive a portion of our income from facilities granted Approved or Privileged Enterprise status, our effective tax rate may be significantly reduced. See “Israeli Tax Considerations and Government Programs - The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in the financial statements relates primarily to the income taxes of non-Israeli subsidiaries, as we have substantial operating loss carry-forwards in Israel.

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

Impact of Inflation and Currency Fluctuations.

Foreign currency exchange risk.

We derive a majority of our revenues in U.S. dollars. The dollar is our functional and reporting currency. However, a significant portion of our headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the dollar, in particular the shekel, as well as the Euro, the Japanese yen and the Chinese yuan. This currency exposure exposes us to market risk associated with exchange rate movements vis-à-vis the dollar. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in non-dollar currencies.

To the extent the dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. In 2011, the value of the shekel declined in relation to the dollar by approximately 7.1%, which was partly offset by a 2.2% rate of inflation in Israel. In 2010 and 2009, the shekel appreciated against the dollar by approximately 6.4% and 0.7%, respectively, the effect of which in both years was compounded by inflation in Israel, at rates of approximately 2.7% and 3.9%, respectively. See the table following “Inflation rated risks” below for additional related information.

In Europe and Japan, our revenues are received primarily in euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies appreciate relative to the dollar, the dollar value of our sales are positively impacted, as was the case for the euro in 2009, which appreciated by 3.5% in relation to the dollar, and the yen in 2011 and 2010, which appreciated by 5.0% and 13.5%, respectively, in relation to the dollar. However, if the value of these currencies declines relative to the dollar, the dollar value of our sales are adversely impacted, as was the case for the euro in 2011 and 2010, which declined in value by 3.2% and 7.4%, respectively, and the yen in 2009, which declined in value by 2.0%, in relation to the dollar.

Since exchange rates between the dollar and the shekel (as well as between the dollar and the euro and Japanese yen) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. Since 2008, we have engaged in currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel. For a discussion of our hedging transactions, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

Inflation related risk.

We believe that the rate of inflation in Israel has not had a material impact on our business to date. However, our costs in Israel in dollar terms will increase if inflation in Israel exceeds the devaluation of the shekel against the dollar or if the timing of such devaluation lags behind inflation in Israel.

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

The following table presents information about the rate of inflation in Israel and the rate of appreciation of the shekel relative to the dollar and the gap between them, representing Israel’s effective inflation rate:

Year Ended December 31,	Israeli Inflation (Deflation) Rate	Shekel : Dollar Appreciation (Devaluation)	Inflation (Devaluation) Gap
2007	3.4%	8.6%	12.0%
2008	3.8%	1.2%	5.0%
2009	3.9%	0.7%	4.6%
2010	2.7%	6.4%	9.1%
2011	2.2%	(7.1)%	(4.9)%

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

Impact of recently issued accounting standards not effective for us as of December 31, 2011.

In May 2011, the FASB issued ASU No. 2011-04, “Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (to which we refer as ASU 2011-04), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards, to which we refer as IFRS, and provides increased transparency around valuation inputs and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The adoption of ASU 2011-04 will not have a material impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Topic 220 - Presentation of Comprehensive Income” (to which we refer as ASU 2011-05), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 is effective for fiscal years and interim periods, beginning after December 15, 2011. The adoption of ASU 2011-05 will not have an impact on our consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, “Topic 350 - Intangibles - Goodwill and Other” (to which we refer as ASU 2011-08), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 is not expected to have an impact on our consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No. 2011-12, “Topic 220 - Comprehensive Income” (to which we refer as ASU 2011-12), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. ASU 2011-12 is effective for both annual and interim financial statements beginning after December 15, 2011. The adoption of ASU 2011-12 will not have an impact on our consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No. 2011-11, “Topic 2010 - Balance Sheet” (to which we refer as ASU 2011-11), which contains new disclosure requirements regarding the nature of an entity’s rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. ASU 2011-11 is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. We do not set off related arrangements associated with our financial instruments and derivative instruments. Our adoption of ASU 2011-11 is not expected to have an impact on our consolidated results of operations or financial condition.

B.	Liquidity and Capital Resources.

At December 31, 2011, our outstanding indebtedness to the Bank, was approximately $89.0 million of interest-bearing debt. This figure excludes an additional sum of approximately $4.3 million that does not accrue interest and that the Bank has agreed to forgive in the future, subject to our timely making certain specified repayments. Pursuant to ASC 470-60, we treat the Bank debt as a troubled debt and accordingly present the amount as $100.4 million on the balance sheet in our consolidated financial statements included in this annual report. We intend to service our Bank debt, which is repayable over the next five years, from cash generated from operations. However, if such funds are insufficient we may seek additional equity funding. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $2.5 million at December 31, 2011, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by a restructuring agreement with the Bank, which requires our compliance with certain financial and other covenants. For a description of this agreement and the various covenants, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

At December 31, 2011, we had $38.5 million of cash, cash equivalents and short-term bank deposits (we no longer had long-term bank deposits at December 31, 2011). This compared with cash, cash equivalents and short and long-term bank deposits of $46.9 million at December 31, 2010 and $41.3 million at December 31, 2009. The decrease in 2011 was primarily the result of the $10.0 million repayment to the Bank that we effected in 2011. The increase in 2010 was primarily attributable to $15.3 million of net cash provided from our operating activities and the settlement of certain claims, partially offset by $8.0 million of principal repayments to the Bank.

Our cash use can be characterized within three categories of activities: operating, investing and financing, as discussed below.

Our net cash provided by operating activities in 2011 was $4.2 million compared to $15.3 million in 2010. The decrease in 2011 compared to 2010 was primarily attributable to a decrease in net income in 2011 (due to higher cost of revenues and operating expenses, which outpaced accompanying increases in our total revenues, in 2011) compared to 2010 and a smaller increase, by $2.5 million in trade payables in 2011 compared to an increase of $9.3 million in our trade payables in 2010. In addition, we received during 2010 a one-time legal settlement of approximately $6.5 million, which was partly offset by associated legal fees of $2.5 milllion and a one-time payment by us of $2.0 milllion in respect of the settlement of another lawsuit.

Our net cash provided by investing activities in 2011 was $11.2 million compared to net cash of $8.2 million used in investing activities in 2010. The increase in 2011 compared to 2010 was primarily attributable to proceeds from the maturity of short-term bank deposits, partly offset by the purchase of fixed assets in the amount of $2.8 million.

Pursuant to factoring arrangements with financial institutions in Israel, at December 31, 2011, we had balances of approximately $4.9 million of trade receivables that had been sold to such institutions. There were no outstanding balances for such items at December 31, 2010.

During 2011, we continued to engage in currency hedging activities, which first commenced in 2008, in connection with our exposure to changes in the dollar/shekel, dollar/yen and dollar/euro exchange rates. Also in 2008, we entered into an interest rate swap transaction with respect to $40.0 million of debt, of which $17.5 million remained at December 31, 2011. For details, see Item 11 “Quantitative and Qualitative Disclosure About Market Risk” below.

We believe that our cash balances and cash generated from operations will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash balances and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities or obtain an credit facility, subject to our compliance with the negative covenants contained in the restructuring agreement governing our Bank debt, as described in “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. No assurance can be made that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described in Item 3.D “Risk Factors” above.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Research and Development” and “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B above and “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

D.	Trend Information.

For trend information, see the discussion above in Item 3.D “Risk Factors”, Item 4B “Business Overview”, Item 5A “Operating Results” and Item5 B “Liquidity and Capital Resources”.

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

The following table summarizes our known contractual obligations and commitments as of December 31, 2011 that we expect to require significant cash outlays in the future:

	Payments Due by Period ($ in thousands)
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2017 and
	Total	2012	2013-2014	2015-2016	Thereafter
Long-Term Debt Obligations(1)	$100,444	$17,730	$30,628	33,077	$19,009
Operating Lease Obligations(2)	26,033	7,271	7,550	4,447	6,765
Other Long-Term Obligations(3)	4,995	3,687	1,308	-	-
Uncertain Tax Positions(4)	6,119
Accrued Post-Employment Benefits(5)	9,329
	$146,920	$28,688	$39,486	$37,524	$25,774
____________

(1)
Includes future principal and interest payments to the Bank pursuant to the restructuring agreement governing our Bank debt, based upon the terms of such agreement, as amended, in effect on December 31, 2011. See “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

(2)	Includes lease obligations for facilities, vehicles and certain equipment.
(3)
Includes obligations under our agreement with our IT systems outsourcer and payments due to the landlord of our Santa Clara, California, facilities for certain building improvements. For additional related information, see Notes 11 and 12 to our consolidated financial statements included in this annual report.

(4)
Comprises accruals for certain income tax positions under ASC 740, which are paid upon settlement, and we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 16k to our consolidated financial statements included in this annual report for further information regarding our liability under ASC 740.

(5)
Comprises severance pay obligations to our employees in Israel and Japan, as required under Israeli and Japanese labor laws, which are payable only upon termination of employment or retirement of the respective employees. Of this amount, $5.9 million is unfunded. See Note 2q to our consolidated financial statements included in this annual report for further information regarding our liability for post-employment benefits.

The obligations amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2011, the maximum royalties payable to the OCS were $4.5 million, such payment being contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 2.0% to 9.0% of the net selling price, see Note 12d. to our consolidated financial statements included in this annual report.

The total amount of unrecognized tax benefits for uncertain tax positions was $6.1 million as of December 31, 2011. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

In addition, as of December 31, 2011, we had outstanding guarantees and letters of credit with various expiration dates of approximately $3.3 million principal amount, of which approximately $3.4 million related to facilities, $0.2 million related to a legal proceeding and the remaining amount related to car leases and other miscellaneous guarantees.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table lists the names and ages of our current directors as of the filing date of this annual report:

Name	Age	Position
Harel Beit-On	52	Chairman of the Board of Directors
Yoav Doppelt	43	Director
Eugene Davis	57	Director
Naftali (Tali) Idan	60	Director
Talia Livni	68	Director
Arie Weisberg	61	Director

The following table lists the names, ages and positions of the current members of our senior management as of the filing date of this annual report:

Name	Age	Position
Dov Ofer*	58	Chief Executive Officer
Ophir Yakovian	38	Chief Financial Officer
Danny Albeck	52	Executive Vice President, Global Research & Development
Ilan Alfia	49	Executive Vice President, Global Operations
Shlomo Alkalay	55	Vice President, Global Customer Service
Kfir Azoulay	34	Vice President, General Manager – Lumenis Vision (Ophthalmic) Strategic Business Unit
Robert Di Silvio	58	Senior Vice President, President of Lumenis North America Region
Rick Gaykowski	54	Vice President, Regulatory Affairs and Quality Systems
Rami Sharon	56	President of Lumenis Europe, Middle East and Africa (EMEA)
Alex (Kow) Tanaka	58	President of Lumenis Japan
William Weisel	58	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	47	Senior Vice President, President of Lumenis China and Asia Pacific

* During the second quarter of 2012, Mr. Ofer is stepping down as our Chief Executive Officer and Ms. Tzipi Ozer-Armon, currently Vice President Japan of Teva Pharmaceutical Industries Ltd., will be joining Lumenis as our Chief Executive Officer. For further details, see “Recent Business Developments” in Item 4.A above.

Members of our Board of Directors.

Harel Beit-On has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a co-founder of the Viola Group, founded in 2000, a leading Israeli private equity investment group, and a Founder of, and General Partner in, Viola Private Equity, founded in 2008, a technology growth capital and buy-out investment fund. From 2005 to 2007, Mr. Beit-On was a Partner in Carmel Ventures, a leading Israeli venture capital fund. Both Viola Private Equity and Carmel Ventures are part of the Viola Group. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Red Bend Ltd. (of which he is chairman), Amiad Water Systems Ltd., Matomy Market A.G. (previously named Adsmarket G.M.) and Zend Technologies Ltd. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the Massachusetts Institute Technology, or MIT.

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Investments Group since its inception in 2007 and as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd., Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. He has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion - Israel Institute of Technology, Haifa, Israel (to which we refer as the Technion) and an MBA degree from Haifa University, Israel.

Eugene Davis has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services for U.S. domestic and international public and private business entities. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a chief executive officer, chief restructuring officer, director, committee chairman and/or chairman of the board of a number of businesses operating in diverse sectors, such as telecommunications, automotive, manufacturing, high-technology, medical technology, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. He currently serves on the board of directors of a number of companies, including Atlas Air Worldwide Holdings, Inc., Dex One Corporation and US Concrete, Inc., (of which companies he serves as chairman of the board), Global Power Equipment, Inc., GSI Group Inc. and Spectrum Brands Holdings, Inc. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

Natali (Tali) Idan has served as an external director of Lumenis since September 2007. He served as Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. from August 2004 until October 2010. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer of Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., and prior thereto, Mr. Idan was with Optrotech Ltd. (now Orbotech Ltd.) from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its U.S. subsidiary. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an MBA from De Paul University, Chicago, and is a certified public accountant in Israel.

Talia Livni has served as an external director of Lumenis since December 2006. Since 2002, Ms. Livni has served as President of Naamat — The Movement for the Advancement of Status of Women. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University, Israel. She is also a graduate of the National Security Academy.

Arie Weisberg was appointed as a director of Lumenis in December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd. from joining the company in 1991, including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd. and Advanced Vision Technology Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel.

Members of our Senior Management.

Dov Ofer, who has served as our Chief Executive Officer since joining Lumenis in April 2007, is stepping down as our Chief Executive Officer and leaving Lumenis in the second quarter of 2012. Prior to joining Lumenis, Mr. Ofer served as the Corporate Vice President and General Manager of HP-Scitex from the acquisition of Scitex Vision by Hewlett Packard in November 2005. Prior to such acquisition, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. from February 2002. Prior to joining Scitex, he managed Matan Digital Printing, one of the pioneering companies in the super-wide format printing industry. Mr. Ofer holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the University of California Berkeley.

Ophir Yakovian has served as our Chief Financial Officer since joining Lumenis on February 1, 2012. Immediately prior to joining Lumenis, Mr. Yakovian served as Vice President - Finance, for Verint Systems Inc., a global leader in Actionable Intelligence solutions and value-added services, from 2006. Prior thereto, he served as Corporate Controller at Metalink Ltd. from 2001 to 2006 and as a Senior Auditor at Deloitte Touche Tohmatsu from 1998 to 2001. Mr. Yakovian holds a bachelor’s degree in economics and accounting and a master's degree in business economics from Bar-Ilan University, Israel, and is a certified public accountant in Israel.

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

Ilan Alfia has served as our Executive Vice President, Global Operations, since joining Lumenis in April 2011. From 2003 until March 2011, Mr. Alfia was Chief Executive Officer and President of Tamuz Ltd., a contract manufacturing company serving the medical device, semi-conductors and telecom industries with locations both in Israel and China. Prior thereto, he held the positions of various managerial positions in Elbit Vision Systems Ltd. from 2000 to 2003 and Pioneer Ltd. from 1991 to 2000. Mr. Alfia holds a bachelor’s degree in mechanics from the Technion.

Shlomo Alkalay has served as our Vice President, Global Customer Service since April 2011. Prior thereto Mr. Alkalay served in a number of senior managerial positions in Lumenis, including Vice President, Corporate Projects from August 2009 to March 2011, Vice President Global Service from April 2007 to August 2009, Vice President of Global Manufacturing from March 2004 to April 2007, and President of IT - Chief Information Officer (CIO) from his joining Lumenis in April 2002 to March 2004. Prior to joining Lumenis, Mr. Alkalay served as the Vice President of Business Development for Israel’s largest commercial and naval fleet supplier. He also served in the Israel Navy for 24 years, most recently as a Commander managing large-scale industrial and manufacturing engineering projects. Mr. Alkalay holds a bachelor’s degree in industrial engineering with honors from the Technion, and an MBA from Haifa University, Israel.

Kfir Azoulay has served as Vice President and General Manager of Lumenis Vision (Ophthalmology) Strategic Business Unit since January 1, 2012 and had served as Acting Head of such unit from December 2010 to December 2011. Mr. Azoulay joined Lumenis in 2001 and has held various management positions with the Company, including Director of Global Marketing of the Vision business from October 2007 to November 2010, European Marketing Manager of the Vision business from September 2005 to September 2007, and Sales Operations Manager from November 2002 to August 2005, and was task, prior to then, with several sales operations projects. He studied cognitive sciences and also successfully completed the ophthalmic science program (BCSCO) at Columbia University, New York.

Robert (Bob) Di Silvio has served as Senior Vice President and General Manager, Lumenis North America Region since re-joining Lumenis in October 2010. Mr. Di Silvio previously served as President and Chief Executive Officer of Pyng Medical Inc. from March 2009 to September 2010; as Vice President and General Manager of Safe Life Corporation from May 2007 to September 2008; and as Vice President of US Field Operations Physio-Control Division of Medtronic, Inc. from May 2002 to April 2007. Prior thereto, from February 1999 to April 2001, he was Vice President, US Field Operations of Coherent Medical Group (“CMG”) and, upon the acquisition of CMG by Lumenis in April 2001, he served as Executive Vice President, America Region, of Lumenis until January 2002. Mr. Di Silvio has served as a director of Pyng Medical Corp., Vancouver, since March 2008. He holds a bachelor’s degree in economics and organic chemistry from the University of Connecticut and a master’s degree in biochemistry and also completed three years at the University of Rome School of Medicine, Italy.

Rick Gaykowski has served as our Global Vice President, Regulatory Affairs and Quality Systems since joining Lumenis in April 2010. Prior thereto, Mr. Gaykowski served from 2007 to 2009 as Vice President, Regulatory Affairs for Bard Access Systems, Inc., a leading division of C.R. Bard, where he was responsible for global regulatory strategies, oversight and worldwide submission responsibility for the division, as well as direct interface with global regulatory authorities. Previously, he held the positions of Vice President, Regulatory Affairs/Quality Assurance with the Precision Vascular Systems business unit of Boston Scientific from 2004 to 2007; Vice President, Regulatory Affairs/Quality Assurance with Precision Vascular Systems, Inc. from 2001 to 2004; and Vice President, Regulatory Affairs/Quality Systems of InnerDyne, Inc. (acquired by Tyco International, Inc., now Covidien) from 1994 to 2001. Mr. Gaykowski holds a bachelor’s degree in behavioral sciences and health from the University of Utah.

Ram (Rami) Sharon has served as General Manager, Lumenis Europe, Middle East and Africa (EMEA) since re-joining Lumenis in January 2012. Mr. Sharon had served as Vice President, International Sales of the Company (then known as ESC Medical Systems Ltd.) from 1995 to 1999. Prior to re-joining Lumenis, he was a business consultant from 2009 until 2011. He had previously held the positions of Executive Vice President, International Marketing & Sales of Syneron Medical Ltd. from 2006 to 2009; Chief Executive Officer of Eldat Communications Ltd from 2005 until its acquisition by Pricer AB in 2006; Chief Executive Officer of MTRE Advance Technologies Ltd. from 2003 until 2005; Chief Operating Officer of M-Systems Ltd. (now owned by SanDisk Corporation from 2001 to 2002; Chief Executive Officer of SmartLight Ltd. in 2000; as well as managerial positions with Fibronics International Inc. from 1987 to 1995 and the Wide Format Printing Division of Scitex Corporation Ltd. (now owned by Hewlett-Packard Company) from 1985 to 1987. Mr. Sharon is a director of A.G.M. – Biological Products Development Ltd. and PixCell Ltd. He holds a bachelor’s degree in economics and management from the Technion

Alex (Kow) Tanaka has served as President of Lumenis Japan since joining Lumenis in May 2007, and has many years of experience in sales and business development within the medical equipment industry. Prior to joining Lumenis, Mr. Tanaka served as Operating Officer of Fukuda Denshi in Japan for Global Operations and as President of Fukuda USA in Seattle, Fukuda UK in London, and Kontron Medical in France, from May 2004 to May 2006. Mr. Tanaka also served in various managerial positions for G.E. Medical Systems Asia, from November 1990 to May 2004, such as Acting Director of BMD Lunar Business, Clinical Value Creation Group, and as Product Manager of the Ultrasound Diagnostic Imaging Division. He holds a degree in Foreign Studies from Aichi Prefectural University in Japan.

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

Zhai Qiying, who was appointed a Senior Vice President in November 2011, has served as President of Lumenis China and Asia/Pacific since joining Lumenis in April 2001 as part of our acquisition of CMG (as described above). In 1992, Mr. Zhai started the Coherent operations in China and managed them until our acquisition of CMG. He holds a bachelor’s degree in physics from University of Tianjin, China.

Arrangements for Election of Directors and Members of Management: Family Relationships.

Harel Beit-On, Chairman of our board of directors, is also a member of the board of directors of the general partner of Viola-LM Partners L.P. Viola-LM Partners L.P., together with its affiliates, is the beneficial owner of 103,236,465 of our ordinary shares (constituting approximately 46.3% beneficial ownership of our outstanding share capital). In addition, Yoav Doppelt, who serves on our board of directors, also serves as Chief Executive Officer of Ofer Hi-Tech Investments Ltd., which, together with its affiliates, beneficially own 78,498,554 of our ordinary shares, constituting approximately 35.5% of our outstanding share capital. (The computation of percentages in this paragraph also takes into account any ordinary shares that the respective shareholders have the right to receive upon the exercise by them of warrants or stock options.) For additional information, see Item 7.A “Major Shareholders” below. There are, however, no formal arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are no family relationships among any directors or members of our senior management.

B.	Compensation.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2011 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued(1)	Pension, Retirement and Other Similar Benefits Accrued

All directors and members of senior management as a group, consisting of 20 persons(2)	$4,362,000	$447,000

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.
(2)	Comprises six directors (one of whom received no compensation in 2011) and 14 persons who served as members of senior management during 2011.

Pursuant to the Companies Law, the fees payable to our directors require the approval of our audit committee, board of directors and shareholders (in that order). The following table sets forth the directors fees payable to each of our directors. However, our board of directors have agreed to a voluntary reduction, currently 7.5%, in the fees payable to a majority of our directors (which reduction is not reflected in the data below).

	Annual Fee		Per Meeting Fee (1)
Harel Beit-On		$150,000		--
Yoav Doppelt		$100,000		--
Eugene Davis		$40,000		$750
Arie Weisberg(2)	NIS	70,000	NIS	3,000
Each of our external directors (3)	NIS	100,000	NIS	3,000

(1)
The per meeting fee is paid for each meeting of our board of directors or any committee thereof in which such director participates, except, as regards all directors other than Mr. Weisberg, the first four meetings in each year of service. Such directors also receive partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payment is determined pursuant to the applicable Companies Law regulations in the case of external directors, or upon the same basis as such regulations. In addition, effective May 2009, members of our board of directors agreed to receive only one per meeting fee in the event that more than one meeting of the board and/or its committees are held on the same day.

(2)	Mr. Weisberg was appointed a director in December 2011 and his director's fees are still subject to shareholder approval.
(3)	The current external directors, elected pursuant to the Companies Law, are Naftali (Tali) Idan and Talia Livni.

During the year ended December 31, 2011, we granted stock options to purchase an aggregate of 363,109 of our ordinary shares to certain members of our senior management. All such stock options were granted under our 2007 Share Incentive Plan, with an exercise price of $1.25 per share, and all such options expire seven years after grant. We did not grant stock options in 2011 to our Chief Executive Officer or to any of our directors, except that, in December 2011, our board of directors agreed, subject to approval by our shareholders, that we would grant 100,000 stock options to Mr. Weisberg.

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors, who also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our stock option and share incentive plans, see “Stock Option and Share Incentive Plans” in Item 6.E below.

C.	Board Practices.

Introduction.

Our board of directors presently consists of six members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company's shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman's authorities. Such determination of a company's shareholders requires either: (i) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (ii) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

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

Terms of Directors and Senior Management.

The Companies Law and our articles of association provide that directors, other than external directors, are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of our Company may cause the election of a director (see “Election of Directors” in Item 10.B below). Except for the external directors, each director elected at a meeting of shareholders serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. External directors, as further described below, serve a three-year term and may be reelected by shareholders for two additional three-year periods. Our board of directors may at any time appoint any persons to serve as directors (other than as external directors), whether to fill a vacancy or vacancies on our board of directors or as additional members to serve with the existing directors until the next general meeting of shareholders following the appointment. At such general meeting, the appointed director or directors may then be elected by shareholders to continue in office. Pursuant to aforesaid provisions, on December 20, 2011, our board of directors appointed Arie Weisberg to serve as a director of the Company. Our shareholders may remove a director from office, under certain circumstances. There is no requirement that a director own shares of our Company.

The members of our senior management serve in their respective positions at-will, without a specific expiration date, and their current terms of office may be terminated by our board of directors at any time upon prior written notice.

External Directors.

Qualifications of External Directors.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Our external directors are Naftali Idan and Talia Livni.

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, a person to whom he or she reports, directly or indirectly, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any controlling shareholder (or a relative of a controlling shareholder, although this provision does not apply to the current term of our external directors); or

•	any entity controlled by the company or by an entity controlling the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly reporting to the general manager, or any other person performing the functions (other than the position of a director), without regard to such person’s title.

In addition, the following additional qualifications are required of an external director:

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

In addition, the Companies Law requires that if, at the time of appointment of an external director, all members of the board of directors of a public company (or all members of the board of directors of a public company who are not controlling shareholders or their relatives) are of one gender, at least one external director must be of the other gender. We comply with such gender requirement.

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

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders for two additional periods of three years each, in either of the following circumstances: (i) the external director is nominated by a shareholder or shareholders holding 1% or more of the voting power and his or her reelection is approved by a majority of those shares present and voting at the shareholders’ meeting that are held by shareholders who are not controlling shareholders and who do not have a personal interest in the reelection of the external director, provided that such shares represent at least 2% of the total voting power in the company; or (ii) the external director is nominated by the board of directors, and his or her reelection was approved by the same majority of shareholders that was required to elect such external director for his or her initial election. Ms. Livni’s initial term expired in December 2009 and she was re-elected for a second three-year term effective December 21, 2009. Mr. Idan’s initial term expired in September 2010 and he was re-elected for a second three-year term effective September 20, 2010. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company, or in other specific circumstances identified by a court.

Membership of Committees by External Directors.

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board of directors is required to include at least one external director, except for the audit committee, which is required to include all of the external directors.

Unaffiliated Directors.

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as an external director, or a director who: (i) meets the qualifications of an external director, as confirmed by the audit committee, except for (a) the requirement that he or she be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (b) the requirement for accounting and financial expertise or professional qualifications; and (ii) has not served as a director of the company for more than nine consecutive years (a break of less than two years in the service as director shall not be deemed to interrupt the continuation of the service). In addition to our two external directors, our audit committee has determined that each of Eugene Davis and Arie Weinberg qualifies as an unaffiliated director.

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the membership of unaffiliated directors on the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors. As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Directors’ Service Contracts.

We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Committees of the Board of Directors.

The only committees of our board of directors are the audit committee (which also functions as the financial statements review committee), the compensation committee and the finance committee.

Audit Committee.

The board of directors of every Israeli public company must appoint an audit committee, which must consist of at least three directors, including all of the external directors and must be comprised, in the majority, of unaffiliated directors.

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

The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions, including transactions with (i) office holders, (ii) third parties in which an office holder has a personal interest, (iii) controlling parties, and (iv) third parties in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in a company who each have a personal interest in the approval of the same transaction are deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless its composition complies with the requirements of the law, as described above. Audit committee approval is also required in other instances prescribed by the Companies Law, including approval of the grant of an exemption from the liability for breach of duty of care towards a company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); and approval of engagements between a company and any of its directors or other office holders relating to the service or employment of the director or other office holder.

Our audit committee currently consists of Naftali Idan, Talia Livni and Eugene Davis. Mr. Idan serves as the chairman of our audit committee. Our board of directors has determined that each of Mr. Idan and Mr. Davis (i) is an audit committee financial expert, as defined by the SEC rules; (ii) qualifies as having the “accounting and financial expertise” required by the Companies Law; and (iii) has the requisite financial sophistication set forth in the NASDAQ rules and regulations. Our board of directors has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC, and otherwise meets the requirements for financial literacy under the listing rules of NASDAQ. While we are not currently subject to the NASDAQ rules and regulations, our board of directors believes that the NASDAQ standards with respect to director independence and audit committee qualification are useful for a company such as ours.

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

The financial statements review committee must consist of at least three directors, a majority of whom must be unaffiliated directors. The restrictions on who may be a member of the audit committee, as described above, also apply to membership on the financial statements review committee.

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

Because our audit committee also meets the requirement of a financial statements review committee, our audit committee also functions as our financial statements review committee.

Compensation Committee.

Our board of directors has appointed a compensation committee, which: (i) makes recommendations to the board of directors with respect to the grant of stock options to officers, other employees, and consultants; (ii) recommends policies regarding compensation of employees; (iii) approves the compensation (including bonuses) of our chief executive officer and other members of senior management (for subsequent approval by our audit committee and board of directors); as well as (iv) deals with any other unusual compensation issues. The compensation committee consists of Harel Beit-On, Yoav Doppelt and Talia Livni.

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

Internal Auditor.

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The audit committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor's work plan. The role of the internal auditor is to examine, among other things, whether a company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of a company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. Issa Azulai-Haver, one of our employees, has served as our internal auditor since August 2009.

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

Directors’ compensation arrangements and compensation arrangements of office holders that are considered extraordinary transactions (within the meaning of the Companies Law, as described below) require the approval of the audit committee, the board of directors and the shareholders, in that order. The approval of the audit committee and the board of directors is required for all compensation arrangements of office holders who are not directors (however the compensation committee may provide its approval, in lieu of the audit committee, provided that its composition satisfies all of the qualifications applicable to the audit committee, which is not the case with our compensation committee). If the compensation arrangement of the office holder brought for approval is an amendment to an existing arrangement, then only audit committee approval is required, provided the audit committee determines that the amendment is not a material amendment to the existing arrangement.

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

If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, the spouse’s siblings and parents and the spouses of any of such persons; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on a company’s profitability, assets or liabilities.

If a transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder ’approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee, generally may not be present at such meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, in which case all interested directors may participate in the meeting and vote on the matter, but the matter requires subsequent shareholder approval.

Disclosure of Personal Interests of a Controlling Shareholder.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company, provided that either:

•	a majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the total voting rights in the company.

Exculpation, Insurance and Indemnification of Directors and Officers.

Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exculpate them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, exculpation from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $15 million for the benefit of all of our directors and officers, in respect of which we paid an eighteen-month premium of approximately $105,500, which expires July 31, 2012. Such insurance does not cover our directors and officers in the event that trading in our shares resumes, and, accordingly, in such event, the terms and coverage of our insurance policy will be reviewed and the appropriate additional coverage sought. In addition, we have run-off directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of our directors and officers in office immediately prior to our recapitalization in 2006 (pursuant to the 2006 Purchase Agreement), purchased for a one-time premium of $1.1 million, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the 2006 Purchase Agreement.

Indemnification.

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that another person institutes on the company's behalf, against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

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

Exculpation.

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations.

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

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

The following table sets forth certain data concerning our workforce (excluding temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2011	2010	2009
Numbers of employees by category of activity
Management and administrative	86	80	75
Research and development	109	98	84
Operations	241	200	178
Sales and marketing	261	243	227
Service	160	147	152
Sales support	46	46	45
Total workforce	903	814	761
Numbers of employees by geographic location
Israel	292	259	244
North & South America	239	248	257
Europe	62	57	53
Japan	69	78	95
China, India & Asia Pacific	241	172	112
Total workforce	903	814	761

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2011 was primarily the result of the expansion of our sales, marketing and service activities in China and India, additional research and development activities in China, the reorganization of our service organization in Japan and the moving of much of our warehousing in-house, partly offset by the relocation to Israel of the operations of our Surgical and Aesthetic business units. The increase in the size of our workforce in 2010 was primarily the result of the expansion of our sales, marketing and service activities in China and India.

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

The following table lists, as of March 20, 2012 the number of our shares owned, and stock options held, by each of our directors, our chief executive officer and others members of our senior management as a group:

	Shares of Lumenis (1)		Lumenis stock options (3)
	Number of Shares owned	Percent of outstanding Shares owned (2)	Number held (4)			Exercise price per share		Expiration date
			Exercisable within 60 days		Not exercisable within 60 days
Harel Beit-On	See table in Item 7.A “Major Shareholders” below		1,632,000	(5)	--	$1.0722		December 2013
Yoav Doppelt	-	*	768,000		--	$1.0722		December 2013
Naftali (Tali) Idan	-	*	100,000		--	$1.0722		September 2014
Talia Livni	-	*	100,000		--	$1.0722		December 2013
Eugene Davis	-	*	200,000		--	$0.9126	(6)	September 2014
Arie Weisberg	-	-	-		(7)	-		-
Dov Ofer	-	2.19%	4,896,959		--	$0.9126	(8)	(9)
All other members of senior management listed in Item 6.A above, as a group (consisting of 11 persons)	-	*	936,045		1,502,064	From $1.0722 to $1.74(10)		From April 2012 to February 2019

*	Beneficially owns, individually, less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)
In accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of March 20, 2012. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at March 20, 2012, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)
For a description of Lumenis’s stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)
Stock options granted to Mr. Beit-On are held by him in trust for the benefit of the general partner of Viola-LM Partners L.P. See Item 7.A “Major Shareholders” below for details concerning shares and warrants held by Viola-LM Partners L.P.

(6)
The exercise price of the stock options granted to Mr.  Davis was reduced from the original $1.0722 per share to $0.9126 per share pursuant to a resolution of our audit committee and board of directors, approved by a general meeting of our shareholders on December 21, 2009.

(7)
Our board of directors have approved, subject to shareholders’ approval, a compensation package for Mr. Weisberg, which will include the grant of 100,000 stock options at an exercise price to be determined.

(8)
Pursuant to the terms of the option awards to Mr. Ofer, the exercise price of such options was reduced from the initial $1.0722 per share to an exercise price per share equivalent to the effective price per share paid by the Investors under the 2006 Purchase Agreement, after giving effect to the adjustments resulting from the Post-Closing Adjustment Provisions set forth in such agreement. See “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.B below.

(9)
50% of the stock options held by Mr. Ofer expire on the last day of his service as our Chief Executive Officer (which is expected to be during the second quarter of 2012) and the remainder (2,448,479) expire four years thereafter.

(10)	Weighted average exercise price for all such options is approximately $1.15 per share.

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

2000 Share Option Plan.

In July 2001, we adopted our 2000 Share Option Plan, to which we refer as the 2000 Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan expired in July 2011 and accordingly no further grants may be made under this plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who were directors, officers and employees of Lumenis could be granted options under the 2000 Plan that would qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, to which we refer as the ITA, approved this plan as required by applicable law. The 2000 Plan also permitted the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). The 2000 Plan also provided for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan allowed for the grant of awards to grantees in other jurisdictions.

Israel 2003 Share Option Plan.

In March 2003, our board of directors adopted our Israel 2003 Share Option Plan, to which we refer as the 2003 Israel Plan, which was approved by our shareholders in May 2003. The 2003 Israel Plan expires in March 2013. Only our directors, officers and employees who are residents of Israel are eligible to participate in this plan. Options may be granted under the 2003 Israel Plan that qualify under the “capital gains route” provisions of Section 102(b)(2) of the Ordinance (see under “2000 Share Option Plan” above), and this plan has been approved by the ITA.

2007 Share Incentive Plan.

In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan, to which we refer as the 2007 Plan, which expires in January 2017. In September 2007, our board of directors amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the 2007 Plan, as amended, was approved by our shareholders. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Ordinance (see under “2000 Share Option Plan, above”), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. The 2007 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

The following table presents certain option data information for the above-described plans as at March 20, 2012:

Plan	Total Ordinary Shares Reserved for Option Grants		Aggregate Number of Options Exercised(1)	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

2000 Plan	4,302,345	(2)	462,820	None	3,839,525	$1.89
2003 Israel Plan	2,000,000		2,667	1,446,408	550,925	$1.33
2007 Plan	11,500,000		9,250	491,630	10,999,120	$1.02
Totals	17,802,345		474,737	1,938,038	15,389,570	$1.25

(1)	In addition, an aggregate of 5,374,279 shares were issued pursuant to the exercise of stock options under our earlier, now expired, stock option plans.

(2)	Represents aggregate number of options exercised plus aggregate number of options outstanding. The number of shares that had been reserved under the 2000 Plan was 11,500,000.

On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of the then outstanding options and shares available for future grants to directors, officers, employees and eligible consultants under the above plans and another, now expired, plan.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

Ownership by Major Shareholders.

The following table presents as of March 20, 2012 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after March 20, 2012. Shares issuable upon the exercise or conversion of such options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, warrants or other convertible securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 218,971,949 ordinary shares outstanding as of March 20, 2012 (excluding 35,527 shares of treasury stock).

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

Beneficial Owner	Ordinary Shares	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
Viola-LM Partners L.P.(1) and affiliates, including Harel Beit-On Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel	99,195,374	4,041,091	103,236,465	46.29%
Ofer Hi-Tech Investments Ltd.(2) and affiliates 9 Andre Saharov Street, 31905 Haifa, Israel	76,362,190	2,136,364	78,498,554	35.50%
Bank Hapoalim B.M.(3) 23 Menachem Begin Street, Migdal Levinstein 66183 Tel Aviv, Israel	—	11,911,300	11,911,300	5.16%
____________

(1)	The beneficial ownership by Viola-LM Partners L.P. (formerly LM Partners L.P.), to whom we refer as Viola-LM, of our ordinary shares consists of:

(a) 99,180,374 shares held directly by Viola-LM, of which:

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

(iv) 4,818,182 shares were purchased on June 25, 2009 pursuant to an equity financing (to which we refer as the “2009 Equity Financing”); and

(v) 2,033,186 shares were issued as a result of the exercise, on November 7, 2011, on a cashless basis, of the remaining warrants granted to Viola-LM in connection with the 2006 Purchase Agreement. (For additional details, see “Exercise of Warrants in 2011 by Principal Shareholders” in Item 7.B below);

(b) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of Viola-LM;

(c) 2,409,091 shares issuable upon the exercise of warrants (to which we refer as the 2009 Warrants), at an exercise price of $1.30 per share, granted to Viola-LM in connection with the 2009 Equity Financing, all of which are currently exercisable and expire on June 25, 2014; and

(d) 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable and expire on December 12, 2013.

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

(a) 75,923,880 shares held directly by Ofer Hi-Tech, of which:

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

(iii) 10,413,275 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions;

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing;

(v) 109,577 shares were purchased on February 11, 2010 from a third party who had purchased such shares via the exercise of warrants that had been granted to Ofer Hi-Tech in connection with the 2006 Agreement, and assigned by Ofer Hi-Tech to the third party (and include 16,311 shares issued to the third party under the Post-Closing Adjustment Provisions); and

(vi) 1,586,339 shares were issued as a result of the exercise, on November 7, 2011, on a cashless basis, of the remaining warrants granted to Ofer Hi-Tech in connection with the 2006 Purchase Agreement. (For additional details, see “Exercise of Warrants in 2011 by Principal Shareholders” in Item 7.B below.)

(Of the above 75,923,880 shares, 8,876,560 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006, to which we refer as the Trust Agreement);

(b) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech, of which 373,065 shares were purchased on June 4, 2007 via the exercise of warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions; and

(c) 2,136,364 shares issuable upon the exercise of the 2009 Warrants, at an exercise price of $1.30 per share, held by Ofer Hi-Tech (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable and expire on June 25, 2014.

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

(3)
The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by it, all of which are currently exercisable and expire on June 30, 2014. For additional information, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Changes in Percentage Ownership by Major Shareholders.

2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders

On December 5, 2006, we completed a purchase agreement (to which we refer as the 2006 Purchase Agreement), dated as of September 30, 2006, by and among Lumenis, Viola-LM (then known as LM Partners L.P.) and Ofer Hi Tech (to whom we together referred as the Investors), and LM (GP) L.P. (as the Investors’ representative), for the private placement of 111,919,418 of our shares (to which we refer as the Purchased Shares) and 49,229,855 warrants to the Investors. Of the said warrants, 27,979,855 warrants were exercised in 2006 and 2007 resulting in the issuance of 27,979,855 shares (to which we refer as the Warrant Shares), including 1,772,055 warrants exercised by assignees of Ofer Hi Tech, and the remaining 21,250,000 warrants were exercised in 2011 on a cashless basis, resulting in the issue of 3,619,525 shares. For details of the allocation of the aforesaid shares and warrants between the Investors, see above in this Item.

The 2006 Purchase Agreement contains the Post-Closing Adjustment Provisions, pursuant to which the number of Purchased Shares (as well as the number of Warrant Shares) shall be adjusted, and the exercise price of the outstanding warrants would automatically be reduced, to take account for all awards, judgments, losses, liabilities, indemnities, damages, costs and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with the then recently concluded investigation of Lumenis by the SEC, a securities class action lawsuit (in respect of which a settlement was approved by the court in August 2008), the SEC proceeding against our former chief financial officer (concluded in February 2009), and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing (to which we refer as the Relevant Amounts). Adjustment for this purpose was to be made by the issuance to the Investors for no additional consideration of a number of additional shares as if at closing of the 2006 Purchase Agreement the price per share for the Purchased Shares would have been equal to (a) $40,000,000 less the Relevant Amounts, divided by (b) 37,304,938 (our total issued and outstanding share capital at such time), provided, however, that adjustment in this respect is not to be made for Relevant Amounts that exceed $30,000,000. Upon such adjustments, a similar adjustment was to be implemented with respect to the number of Warrant Shares. The maximum numbers of such additional shares that could be issued with respect to the Purchased Shares and the Warrant Shares are 335,739,838 shares and 83,934,959 shares, respectively, and cumulatively, 419,674,797. To the extent that Relevant Amounts are quantified as a result of a settlement of actions, proceedings or investigations, the 2006 Purchase Agreement provided that any such settlement (i) shall be approved by our board of directors based on (a) a unanimous recommendation of a special committee of the board of directors that must include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as are required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of our shareholders by a special majority.

The 2006 Purchase Agreement further provided that in the event that the proposed settlement of a matter referred to above is to be submitted for the approval of the shareholders in accordance with the Companies Law (following approval by our audit committee and board of directors) and such shareholders’ approval is not obtained, then such failure to obtain approval would give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action (for which an adjustment was made, as further described in the next paragraph), and $30,000,000 with respect to any of the other matters. Adjustment in this respect was not to be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, we were required to issue to the Investors an additional 419,674,797 ordinary shares.

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

In addition, the terms of the then outstanding warrants under 2006 Purchase Agreement provided that upon the issuance of additional shares pursuant to the Post-Closing Adjustment Provisions, the exercise price of these warrants would automatically be reduced to 110% of the resulting adjusted price per Purchased Share. Accordingly, the exercise price of the then outstanding warrants under 2006 Purchase Agreement was automatically reduced from $1.1794 per share to $1.0039 per share. These warrants were exercised in 2011 pursuant to the reduced exercise price per share. See “Exercise of Warrants in 2011 by Principal Shareholders” in Item 7.B below.

Additionally, we agreed with a new investor that participated in the 2009 Equity Financing that in the event that, after the closing of the 2009 Equity Financing, we issue additional shares to the Investors pursuant to the Post-Closing Adjustment Provisions, then a proportional number of shares will be issued to it for no additional consideration.

The Post-Closing Adjustment Provisions remain operative until five years after any relevant matter was first submitted to court. Currently outstanding matters which may give rise to issuance of additional shares under the adjustment mechanism are not expected to result in material dilution to our shareholders. We cannot assure you that no matters exist that could result in the commencement of future actions, proceedings or investigations to which these provisions would apply, nor that any ensuing adjustment as a consequence thereof could not result in further material dilution of our shareholders, other than the Investors (and the new investor under the 2009 Equity Financing).

The above is a summary of some of the provisions of the 2006 Purchase Agreement. This summary is qualified in its entirety by reference to the full text of the 2006 Purchase Agreement and the warrants issued thereunder, which are exhibits to this annual report and are incorporated herein by reference.

Significant Changes in Percentage Ownership during Past Three Years

At December 31, 2008, the Investors under the 2006 Purchase Agreement, Viola-LM (then known as LM Partners L.P.) and Ofer Hi-Tech, together with their affiliates, held approximately 44.4% and 35.9%, respectively, of the issued and outstanding shares of Lumenis. In March 2009, their holdings increased to approximately 45.8% and 36.7%, respectively, as a result of the issuance to them of additional shares under the Post-Closing Adjustment Provisions of the 2006 Purchase Agreement. In June 2009, as a result of the issuance of shares under the 2009 Equity Financing, the shareholdings of Viola-LM and Ofer Hi-Tech (including their affiliates) decreased slightly to approximately 45.1% and 36.4%, respectively. The holdings of Ofer Hi-Tech include shares held by Ofer Hi-Tech in trust for third parties and, until August 1, 2010, included 3,679,966 shares (then equating to 1.7% of the issued and outstanding shares of Lumenis) held by third parties who had agreed to vote such shares at any meeting of our shareholders in the manner voted by Ofer Hi-Tech. At December 31, 2010, the holdings of Viola-LM and Ofer Hi-Tech (including their affiliates) were approximately 45.1% and 34.7%, respectively. In November 2011, Viola-LM and Ofer Hi-Tech exercise, on a cashless basis, the remaining outstanding warrants issued to them under the 2006 Purchase Agreement, which resulted in the increase of their shareholdings to 45.3% and 34.9%, respectively. The computation of percentages in this paragraph is solely based upon issued ordinary shares and excludes any Lumenis shares that the respective shareholders had the right to receive upon the exercise by them of warrants or stock options.

Immediately prior to implementation of Post-Closing Adjustment Provisions under the 2006 Purchase Agreement in March 2009, the Bank held warrants for the purchase of 9,411,300 of our shares, which then constituted approximately 5.1% of our outstanding shares, assuming exercise of such warrants by the Bank. As a consequence of dilution resulting from the implementation of such adjustment provisions, the Bank ceased to be a beneficial owner of 5% or more of our shares. However, on June 30, 2009, the terms of the warrants held by the Bank were modified, pursuant to which the number of shares issuable thereunder increased by 2,500,000, and the Bank again became a beneficial owner of 5% or more of our shares. For additional information, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Record Holders.

Based upon a review of the information provided to us by our transfer agent, as of March 20, 2012, there were 939  holders of record of our shares, of which 710 record holders holding 36,884,732, or approximately 16.84%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 36,319,836 of our outstanding ordinary shares on behalf of an estimated 110 firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions.

Exercise of Warrants in 2011 by Principal Shareholders

On November 7, 2011, our Principal Shareholders, Viola-LM and Ofer Hi-Tech, exercised the remaining warrants granted by them under the 2006 Purchase Agreement (to which we refer in this section as the Warrants). Immediately prior to such exercise, Viola-LM and Ofer Hi-Tech held Warrants to purchase, respectively, 11,926,707 and 9, 313,293 shares (of which, Warrants for the purchase of 1,062,500 shares were held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement referred to in Item 7.A above). The Warrants were exercisable until December 5, 2011, and the exercise price per share was $1.0039, reduced from $1.1794 per share pursuant to the Post-Closing Adjustment Provisions of the 2006 Purchase Agreement (for additional details, see “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A above).

Viola-LM and Ofer Hi-Tech opted to exercise the Warrants pursuant to the Net Issue Exercise provisions thereof. Under these provisions, the number of shared issued to the Warrant holders was to be calculated according to a specified formula based upon the then Fair Market Price of our ordinary shares. However, as the Company's shares were not publicly traded or listed on any stock exchange or quotation system, pursuant to the provisions of the Warrants, the Fair Market Price was determined by an Appointed Expert, namely, a reputable independent person with relevant expertise in the subject matter appointed by our board of directors upon the recommendation of a Special Committee of our board of directors, a majority of whose members must be Independent Directors (as defined in the Exchange Act). On December 20, 2011, our board of directors established a Special Committee, comprised of the members of our audit committee, all of whom are Independent Directors, which unanimously recommended to our board of directors (which recommendation was accepted by the board) that the accounting firm of BDO Ziv Haft (to whom we refer as BDO) be appointed as the Appointed Expert. In making its recommendation, the Special Committee took into consideration that BDO had in the past provided valuations of our shares for financial reporting purposes, was already engaged in providing a valuation for the year 2011 and was agreeable to such valuation being utilized for determining the Fair Market Price in connection with the exercise of the Warrants.

Based upon the Fair Market Value of our ordinary shares, as determined by BDO, which each of the Special Committee, our board of directors and the Warrant holders accepted. Viola-LM and Ofer Hi-Tech were issued 2,033,186 and 1,586,339 shares (including, in the case of Ofer Hi-Tech, 180,976 shares held in trust for certain third parties pursuant to the Trust Agreement), respectively, upon exercise of the Warrants.

In connection with the said meetings and resolutions of the board of directors, Mr. Harel Beit-On and Mr. Yoav Doppelt declared their personal interest with regard to this matter and, pursuant to the Companies Law, were excluded from participation in the discussion and voting thereon.

Registration Rights Agreement and Amendment

In December 2006, contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement with the Bank, we entered into a registration rights agreement (to which we refer as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), Ofer Hi-Tech and the Bank to provide certain registration rights to them and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Equity Financing, we entered into an amendment to the Registration Rights Agreement (to which we refer as the Registration Rights Agreement Amendment), pursuant to which (i) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P., (to whom we refer collectively as Agate), the new investor participating in the 2009 Equity Financing, by execution of joinders, became a party to the Registration Rights Agreement, and (ii) the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 Warrants became subject to the rights granted under the Registration Rights Agreement. For certain details of the 2006 Purchase Agreement see “Ownership by Major Shareholders” and “2006 Purchase Agreement - Issuance of Additional Shares to Major Shareholders” in Item 7.A above; for details of the Restructuring Agreement, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

The registration rights provided under the Registration Rights Agreement, as amended by the Registration Rights Agreement Amendment, relate to the following shares:

●	The 111,919,418 shares acquired at the closing of the 2006 Purchase Agreement;

●	The 27,979,855 Warrant Shares that were issued in 2006 and 2007 upon the exercise of warrants granted pursuant to the 2006 Purchase Agreement;

●	The 13,636,364 shares acquired at the closing of the 2009 Equity Financing;

●	The 3,619,525 shares issued as of November 7, 2011 upon the exercise of the remaining warrants granted pursuant to the 2006 Purchase Agreement;

●	The 6,818,183 shares issuable upon the exercise of the 2009 Warrants;

●	The 11,911,300 shares issuable upon the exercise of the warrants held by the Bank;

●
The 24,466,936 shares issued and any additional shares that may become issuable pursuant to the Post-Closing Adjustment Provisions under the 2006 Purchase Agreement (see “2006 Purchase Agreement -Issuance of Additional Shares to Major Shareholders” in Item 7.A above) or to Agate under the 2009 Equity Financing as a result of issuances pursuant to the Post-Closing Adjustment Provisions; and

●	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

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

Directors and Senior Management Stock Options

Each of our current directors and each member of our senior management has received stock options for the purchase of Lumenis shares. The proposed grant of stock options to Mr. Arie Weisberg, who was appointed to our board of directors in December 2011, is still subject to shareholder approval. See Item 6.B “Compensation of Directors and Senior Management” above.

C.	Interests of Experts and Counsel.

Not Applicable

ITEM 8.                FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information required by the SEC’s Regulation S-X are included in this annual report beginning on page F-1.

Export Sales.

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	2011	2010	2009
Total export sales*	$246,482	$236,550	$225,678
as a percentage of total revenues	99.8%	99.5%	99.8%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings.

We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have, or that have had in the recent past, significant effects on our financial condition or profitability.

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

On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders, Ziv Karni, Yoav Avni, and Nadav Bayer (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We have requested (i) relief from the court in the form of an injunction against the use of such core technology by Alma in its products, and (ii) monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of our technology. We also requested from and obtained leave of the U.S. District Court where the infringement action referred to above was filed to file an amended complaint to include a cause of action for misappropriation of trade secrets against Alma Lasers, Inc. The complaints allege that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma Founders departed from Lumenis, and that the designs and technology related to such components were misappropriated by one or more of the Alma Founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleges that Alma has earned significant revenues from the sale of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that the Alma Founders were paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology. On January 12, 2010, pursuant to a motion by Alma, the U.S. District Court ruled that Israel is the most appropriate jurisdiction for adjudication of the cause of action for misappropriation of trade secrets and dismissed such cause of action from the U.S. law suit. We intend to amend the complaint with the court in Israel to include Alma Laser Inc. in that action. On April 26, 2010 , the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court, where it is ongoing. The case against Alma in the District Court is stayed until the case in the Labor Court is concluded.

Administrative Subpoena from U.S. Department of Commerce.

In or about March 2006, we received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against our U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or re-exports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce, to which we refer as the Commerce Department, and the other administered by the U.S. Department of the Treasury, to which we refer as the Treasury Department. We cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, we submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to our outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, we submitted a full report to the Treasury Department, where the matter was reviewed. On January 31, 2012, the Treasury Department issued a “Cautionary Letter” to us advising that the investigation has been closed without the imposition of any monetary or other penalty against Lumenis.

Lawsuit by Dr. Steven Bengelsdorf

On August 28, 2009, Dr. Steven Bengelsdorf filed a complaint in the Chancery Court for Williamson County, Tennessee against Lumenis Inc. for breach of contract, negligence, fraudulent misrepresentation and violation of the Tennessee Consumer Protection Act, claiming damages in the approximate amount of $800,000. The complaint alleged that the Lumenis One product purchased by the plaintiff required numerous service calls. Dr. Bengelsdorf also claimed that during one of the service calls, one of our technicians deleted the patient database that was stored in the device. We removed the matter to federal court on September 30, 2009. While we admitted liability regarding the deletion of the database, we denied all other allegations set forth in the complaint. In December 2011, the parties entered into a final settlement agreement pursuant to which all claims related to the action were released and the lawsuit was dismissed.

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

Miscellaneous Lawsuits.

We are also a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products, as well as certain claims alleging that we are in breach of contract with certain customers and other non-material commercial claims. We are also parties to various employment claims in some of the regions in which we operate. We are defending these claims vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have, nor have had in the recent past, significant effect on our financial condition or profitability. (See also Note 12e to the consolidated financial statements included in this annual report.)

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

For a discussion of the applicable rates of withholding tax on dividends paid out of income derived from an Approved Enterprise or a Privileged Enterprise, see “Israeli Tax Considerations and Government Programs - The Law for the Encouragement of Capital Investments” in Item 4.B above.

B.	Significant Changes.

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.                THE OFFER AND LISTING.

A.	Listing Details.

There has been no quoted market price for our ordinary shares since April 26, 2006, when our ordinary shares ceased to be quoted on the Pink Sheets Electronic Quotation Service, or the Pink Sheets. See “Markets” in Item 9.C below for further information.

Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company, LLC. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of any securities exchange on which our ordinary shares may be listed once again in the future.

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

The Powers of the Directors.

Under the provisions of the Companies Law and our articles of association, the management of the business of the Company is vested in our board of directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members of our board in board meetings, see “Fiduciary Duties of Officer Holders - Approval of Related Party Transactions Under Israeli Law” in Item 6.C above and in this Item below.

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

Election of Directors.

Pursuant to our articles of association, our directors (other than external directors) are elected by the holders of a simple majority of our ordinary shares present and voting at a general shareholders’ meeting. See “Terms of Directors and Senior Management” in Item 6.C above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “External Directors” in Item 6.C above and discussion in the foregoing paragraph.

In addition, pursuant to our articles of association, any shareholder or group of shareholders of the Company holding at least twelve percent (12%) of the voting rights of the issued share capital of the Company, to whom we refer as a 12% Group, may request that our board of directors include in the agenda of the next general meeting in which directors are due to be elected to our board of directors, one (1) nominee designated by such 12% Group. The request must be delivered to the Secretary of the Company not later than 40 days and not more than 120 days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted to the shareholders if at least 75% of the then-serving directors resolve that his/her nomination is not in the best interests of the Company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all of the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

Viola-LM holds 45.3% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech holds 34.7% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect three and two of our directors, respectively. However, our external directors can only be elected in compliance with the special approval requirements described in “External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

Annual and Special Meetings.

Our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual general meeting.

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

Rights to Share in the Company’s Profits.  Our shareholders have the right to share in our profits distributed as a dividend or via any other permitted distribution. See “Rights Attached to Shares - Dividend Rights”, in this Item above.

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

Limitations on Any Existing or Prospective Major Shareholder. See “Approval of Specified Related Party Transactions with Office Holder Under Israeli Law” in Item 6.C above.

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

The approval of the board of directors of each merging company is subject to such boards’ determination that in its opinion, considering the financial position of the merging companies, no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations to its creditors. Each company must notify its creditors about a contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as approval by the antitrust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a greater-than 45% shareholder of the company, unless there is already a greater-than 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, (2) was from a 25% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a greater-than 45% shareholder of the company, which thereby resulted in the acquirer becoming a greater-than 45% shareholder of the company. A tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the subject company’s outstanding shares, regardless of how many shares are tendered by shareholders. A tender offer may be consummated only if (i) at least 5% of the subject company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and any person having a personal interest in the acceptance of the tender offer).

If, as a result of an acquisition of shares and/or voting rights, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, and if more than a majority of the offerees who do not have a personal interest in the acceptance of the tender offer accept the offer, then all of the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. An offeror may provide in the offer that an offeree who accepts the offer will not be entitled to appraisal rights, so long as the offeror and the company disclosed the information required by law in connection with the tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, or if less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer accept the offer (unless the offerees that did not accept the offer constitute less than 2% of the outstanding shares), then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “History and Development of the Company” above, Item 4.B “Business Overview” above, Item 7.A “Major Shareholders” above or Item 7.B “Related Party Transactions” above.

Bank Debt Restructuring Agreement, as Amended

We entered into a debt restructuring agreement with Bank Hapoalim B.M., to which we refer as the Bank, dated September 29, 2006, which agreement has been amended from time to time through November 2011, and to which, together with such amendments, we refer as the Restructuring Agreement. The main current provisions of the Restructuring Agreement are as follows:

Repayment Schedule and Debt Forgiveness.

The principal amount of the Bank debt outstanding immediately after the closing of the Restructuring Agreement was approximately $122.1 million (plus our obligations relating to certain commercial guarantees and letters of credit), excluding $25.0 million that the Bank had agreed to forgive (to which we refer as Debt Forgiveness) subject to our making certain specified repayments. During the year ended December 31, 2011, we repaid to the Bank $10.0 million of Bank debt principal and $6.25 million of our debt was forgiven by the Bank. The current amount of the Bank debt is $89.0 million, excluding $4.3 million of Debt Forgiveness, to be repaid to the Bank in accordance with the schedule set forth in the table below.

Date	Repayment of Principal	Debt Forgiveness
	(in dollars)	(in dollars)
June 30, 2012	15,133,040	4,291,850
June 30, 2013	10,266,080	-
June 30, 2014	15,000,000	-
June 30, 2015	15,000,000	-
June 30, 2016	15,000,000	-
June 30, 2017	18,596,517	-
Totals	$88,995,637	$4,291,850

Interest Rate.

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates (the only such rate currently remaining being three month LIBOR plus 5.25%) were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) has been postponed. The $10.0 million of debt repaid to the Bank in 2011 had been subject to an interest of three month LIBOR plus 3%. All interest payments are due quarterly.

The following table sets forth the outstanding balance of the Bank debt at December 31 of each year (commencing with year-end 2011) and rates of interest payable thereon, as well as the weighted average rate of interest over the subsequent twelve month period, assuming the due payment by Lumenis of all repayments pursuant to the Restructuring Agreement.

Date	Total Outstanding Bank Debt	Proportion of Bank Debt at the respective rates of interest payable thereon (1)		Weighted Average Interest Rate
		3 month LIBOR + 1.5%	3 month LIBOR + 5.25%	(over next 12 months)
	(in dollars)	(in dollars)	(in dollars)	3 month LIBOR
December 31, 2011	88,995,637	35,931,317	53,064,320	+3.96%
December 31, 2012	73,862,597	15,399,157	58,463,440	+4.85%
December 31, 2013	63,596,517	-	63,596,517	+5.25%
December 31, 2014	48,596,517	-	48,596,517	+5.25%
December 31, 2015	33,596,517	-	33,596,517	+5.25%
December 31, 2016	18,596,517	-	18,596,517	+5.25%

(1)
Reflects the relevant rates of interest payable immediately following December 31 of each year. The amounts subject to such rates of interest will vary, as a result of repayments and changes in the applicable rates of interest, during the course of the subsequent twelve month period and such variations have been taken into account in calculating the weighted average rates of interest.

Although the balance of the Debt Forgiveness of $4.3 million, referred to in the previous table above, does not bear interest, in the event that the Bank declares bank debt immediately due and payable as a result of an event of default, as defined in the Restructuring Agreement, the said $4.3 million, or any part thereof not previously forgiven, shall be deemed to be part of the principal amount to be paid by us and shall accrue, from such time until repayment, interest at LIBOR plus 5.25%.

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

The shares issuable to the Bank upon the exercise of the warrants are included in the Registration Rights Agreement described in “Registration Rights Agreement and Amendment” in Item 7B above.

Cash Fee based on our Share Price.

We are obligated to pay $7.5 million to the Bank if, prior to March 31, 2017 (or prior to the date of repayment to the Bank in full of our Bank debt, if earlier), our share price equals or exceeds $7.00 per share for 15 consecutive trading days.

Other Cash Fees Payable to the Bank.

We are to pay to the Bank a cash fee of $6.0 million, to which we refer as the Cash Fee, upon the earliest to occur of any of the following events while the debt to the Bank is outstanding:

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

Furthermore, the Cash Fee of $6.0 million is also payable if we attain annual earnings before interest, depreciation, taxes and amortization (or EBIDTA, as such term is defined in the 2009 amendment to the Restructuring Agreement) for any year in excess of $45.0 million; provided that:

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

Financial Covenants.

Customary for transactions of the type effected by it, the Restructuring Agreement contained certain covenants, which, from time to time, the parties have agreed to modify. With effect from the end of the second quarter of 2009 (the quarter ended June 30, 2009) until the end of the second quarter of 2011, the only financial covenant to which we were subject was the requirement that we have available and accessible consolidated cash reserves of at least $20.0 million.

Effective from the end of the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we will be required to comply with the following financial covenants:

•
The ratio of Total Debt to EBITDA (as such terms are defined in a letter agreement between parties relating to financial covenants dated November 6, 2011, to which we refer as the 2011 Financial Covenants Letter), as of the end of the quarters set forth below, shall not exceed the following:

•	6.5	-	the third and fourth quarters of 2011 and the first quarter of 2012;

•	5	-	the second, third and fourth quarters of 2012 and the first quarter of 2013;

•	4	-	the second, third and fourth quarters of 2013 and the first quarter of 2014; and

•	3.5	-	the second quarter of 2014 and each quarter thereafter.

•	The Interest Coverage Ratio (as defined in the 2011 Financial Covenants Letter), as of the end of each of the quarters set forth below, shall be at least:

•	1	-	the third and fourth quarters of 2011 and the first quarter of 2012; and

•	2	-	the second quarter of 2012 and each quarter thereafter.

Negative Covenants.

The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from:

•	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);

•	incurring additional debt in excess of $30.0 million;

•	entering into or approving any merger, consolidation, or scheme of restructuring; or making certain acquisitions;

•	entering into certain transactions with related parties; and

•	disposing of assets, except as permitted under the Restructuring Agreement.

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

Israeli Taxation Considerations.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli resident individuals.

Capital Gain.

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether listed on a stock exchange or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2011 and up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% and 30%).

Dividend Income.

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law 2011, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of receiving benefit as an Approved Enterprise or Privileged Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Israeli resident corporations.

Capital Gain.

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

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

Non-Israeli Residents.

Capital Gain.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012), if generated by a company, or at the rate of 20% (25% as of 2012) or 25% (30% as of 2012), if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 45% for an individual in 2011).

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

Furthermore, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares which are not publicly traded on any stock exchange provided, among other things, that (i) such shares were purchased by the non-Israeli resident on or after January 1, 2009, and (ii) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder, who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset, is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable, however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local tax liability of the selling shareholder.

Dividend Income.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid for our ordinary shares, which currently are not listed for trading on a stock market, at the rate of 20% (25% as of 2012)(or 25% (30% as of 2012) if the dividend recipient is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, which tax is to be withheld at source, unless a reduced rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 20% (25% as of 2012, so long as the shares are registered with a nominee company) (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty.

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

•
a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase, hold or dispose of ordinary shares. This summary considers only U.S. holders that hold ordinary shares as capital assets.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

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

Taxation of Dividends Paid on Ordinary Shares.

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2012 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided those dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary shares in that year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

The amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

Tax Consequences if We Are a Passive Foreign Investment Company.

We will be a passive foreign investment company, to which we refer as a PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the quarter-end average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

•	the three previous years; and

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, to which we refer as a QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year in which we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, to which we refer as the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS pursuant to recently enacted legislation requiring annual reports with respect to PFICs.

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

Although we do not believe that we were a PFIC in 2011, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2012 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Units, Notes, Warrants and Issuer Shares.

Tax Consequences for Non-U.S. Holders of Ordinary Shares.

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

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

Information Reporting and Backup Withholding.

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% (for taxable years through 2012) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies, under penalties of perjury, that he is not a U.S. person or otherwise establishes an exemption. If a non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if the holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Those information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

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

New Information Reporting by Certain U.S. Holders

Under recently enacted legislation, U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in new temporary Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under proposed Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

The tables below provide information as at December 31, 2011 regarding (a) our foreign currency-denominated monetary assets and liabilities and (b) our derivative instruments.

a.	Foreign currency denominated monetary assets and liabilities.

Position as at December 31, 2011:

	Total as at December 31, 2011	Settlement Date						Fair Value as at December 31, 2011
		2012	2013	2014	2015	2016	2017 and thereafter
	(U.S. $ in thousands)
Current Assets:
Shekels	14,064	14,064	-	-	-	-	-	14,064
Euro	10,372	10,372	-	-	-	-	-	10,372
Japanese yen	14,815	14,815	-	-	-	-	-	14,815
U.K. pound sterling	2,537	2,537	-	-	-	-	-	2,537
Chinese yuan	11,177	11,177	-	-	-	-	-	11,177
Other	311	311	-	-	-	-	-	311
Total	53,276	53,276	-	-	-	-	-	53,276

Long term Assets:
Shekels	216	-	77	5	-	-	134	216
Euro	187	-	-	-	-	74	113	187
Japanese yen	1,024	-	-	-	-	90	934	1,024
Chinese yuan	266	-	85	160	10	-	11	266
Other	40	-	40	-	-	-	-	40
Total	1,733	-	202	165	10	164	1,192	1,733

Current Liabilities:
Shekels	(14,584)	(14,584)	-	-	-	-	-	(14,584)
Euro	(3,560)	(3,560)	-	-	-	-	-	(3,560)
Japanese yen	(3,467)	(3,467)	-	-	-	-	-	(3,467)
U.K. pound sterling	(449)	(449)	-	-	-	-	-	(449)
Chinese yuan	(6,449)	(6,449)	-	-	-	-	-	(6,449)
Hong Kong dollar	(2,784)	(2,784)	-	-	-	-	-	(2,784)
Other	(687)	(687)	-	-	-	-	-	(687)
Total	(31,980)	(31,980)	-	-	-	-	-	(31,980)

Long term Liabilities
Shekels	(568)	-	-	-	-	-	(568)	(568)
Euro	(134)	-	-	-	-	-	(134)	(134)
Japanese yen	(5,549)	-	-	-	-	-	(5,549)	(5,549)
Other	(7)	-	-	-	-	-	(7)	(7)
Total	(6,258)	-	-	-	-	-	(6,258)	(6,258)

b.	Derivative Instruments.

Position as at December 31, 2011:

	Settlement Date
	2012	2013	2014	2015	2016	2017 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from derivatives relating to commitments in respect of future salaries and suppliers
In shekels	14,339	-	-	-	-	-
Total	14,339	-	-	-	-	-

We have floating rate debt of approximately $89.0 million as of December 31, 2011, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, to which we refer as the IRS Transaction, with respect to $40.0 million of debt, which was due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS Transaction, we pay a fixed interest rate of 3.13% and receive the three month LIBOR rate of interest.

The fair value of the IRS Transaction was reflected in our current liabilities and the changes in its value were included in our other comprehensive income in 2011, 2010 and 2009. As of December 31, 2011, 2010 and 2009, the accumulated other comprehensive loss related to the IRS Transaction amounted to $1.0 million, $1.6 million and $1.3 million, respectively.

We have entered into a lease agreement in respect of our new facilities in Israel that contains monthly lease payments, stated in dollars, including a "floor" of the exchange rate at $1 = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in our financial statements as financial (income) expenses in each respective reporting period. As of December 31, 2011, the fair value of such embedded derivative was $1.3 million.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.              CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in “Internal Control - Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

(c) Attestation Report of Registered Public Accounting Firm.

Not Applicable.

(d) Changes in Internal Control over Financial Reporting.

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

ITEM 16B.           CODE OF ETHICS.

We have adopted a Code of Ethics for Senior Financial Officers, to which we refer as the Code of Ethics, that applies to our chief executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions for us. The Code of Ethics supplements our Business Conduct Policy, which applies to all of our employees worldwide. Copies of the Code of Ethics and our Business Conduct Policy are filed as exhibits to this annual report and are incorporated herein by reference and the text of Code of Ethics and Business Conduct Policy is posted on our website at http://www.lumenis.com.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2011 and 2010, the fees billed to us and our subsidiaries by our principal accountants.(1)

	Year ended December 31,
	2011	2010
	($ in thousands)
Audit fees (2)	$705	$700
Audit-related fees (3)	-	30
Tax fees (4)	197	268
Total	$902	$998

(1)	Comprises fees billed by Kost Forer Gabbay & Kasierer and other member firms of Ernst & Young Global.

(2)
Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)
Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

Pre-approval Policies and Procedures

Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2011 or 2010 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.     MINE SAFETY DISCLOSURE.

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
1.1
Memorandum of Association of Lumenis Ltd., as amended July 26, 2001 (English translation), incorporated by reference to Exhibit 3.1 to the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001, File #000-27572, filed with the SEC on April 1, 2002.

1.2
Articles of Association of Lumenis Ltd., as amended and restated September 14, 2010, incorporated by reference to Exhibit 1.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010, File #000-27572, filed with the SEC on March 30, 2011.

4.(b)4	Lease dated as of July 19, 2006 between HDP Associates, LLC. and Lumenis Inc. with respect to the Santa Clara, California facility. *B (4.10)
4.(b)5	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)
4.(b)6
Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel. *C (4.(b)6)

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

4.(b)11	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)
4.(b)12	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)
4.(b)13	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *C (4.(b)15)
4.(b)14	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)14)
4.(b)15	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)
4.(b)16	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. *D (4.(b)16)
4.(b)17	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)17)
4.(b)18
Amendment No. 4 to Restructuring Agreement dated January 24, 2010 between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 4.(b)18 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, File #000-27572, filed with the SEC on April 6, 2010.

4.(b)19	Financial Covenants Letter dated November 6, 2011 from Lumenis Ltd. to Bank Hapoalim B.M, and confirmed and acknowledged by the Bank. **
4.(b)20	Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P.*B (4.20)
4.(b)21
Form of Purchase Agreements dated June 21, 2009 between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd., (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. *D (4.(b)19)

4.(b)22
Registration Rights Agreement dated as of December 5, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd., LM Partners L.P. (now known as Viola-LM Partners L.P.) and Bank Hapoalim B.M. *B (4.23)

4.(b)23	Amendment No. 1 to Registration Rights Agreement dated June 25, 2009 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. and LM Partners L.P. (now known as Viola-LM Partners L.P.) *D (4.(b)21)
4.(b)24	Amended and Restated Warrant No. 5 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 9,411,300 ordinary shares on or before June 30, 2014. *D (4.(b)22)
4.(b)25	Amended and Restated Warrant No. 6 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 2,500,000 ordinary shares on or before June 30, 2014. *D (4.(b)23)
4.(b)26	Warrant No. 9 dated June 4, 2007 issued to LM Partners L.P. (now known as Viola-LM Partners L.P.) to purchase 11,936,707 ordinary shares on or before December 5, 2011. *D (4.(b)24)
4.(b)27	Warrant No. 10 dated June 4, 2007 issued to Ofer Hi-Tech Investments Ltd. to purchase 9,313,293 ordinary shares on or before December 5, 2011. *D (4.(b)25)
4.(b)28
Form of 2009 Warrant (Warrants Nos. 11 through 14) dated June 25, 2009 issued to (1) Ofer Hi-Tech Investments Ltd.; (2) LM Partners L.P. (now known as Viola-LM Partners L.P.); (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. to purchase an aggregate of 6,818,183 ordinary shares. *D (4.(b)26)

4.(b)29
Trust Agreement dated as of September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder, incorporated by reference to Exhibit 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on July 10, 2007.

4.(b)30
Proxy Statement dated August 9, 2010 for the Registrant’s 2010 Annual Meeting of Shareholders, incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, File #000-27572, furnished to the SEC on August 9, 2010.

4.(c)1
2000 Share Option Plan, as amended September 30, 2006, incorporated by reference to Exhibit 4.2 to a Post-Effective Amendment to the Registrant’s registration statement on Form S-8, File #333-148460, filed with the SEC on April 2, 2008.

4.(c)2
Israel 2003 Share Option Plan, as amended May 27, 2003, incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders filed with the SEC under cover of Schedule 14A on April 30, 2003, File #000-27572.

4.(c)3
2007 Share Incentive Plan, as amended September 23, 2007, incorporated by reference to Appendix A to Exhibit 99.1 to the Registrant’s current report on Form 6-K, File #000-27572, furnished to the SEC on November 21, 2007.

4.(c)4	Form of Indemnification Agreement for directors and certain members of senior management, as adopted December 2006. *B (4.6)
8	List of Subsidiaries. **
11.1	Lumenis Business Conduct Policy. *C (4.(c)7)
11.2	Lumenis Code of Business Ethics for Financial Officers. *C (4.(c)8)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm. **
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
Dov Ofer
Chief Executive Officer

Date: March 28, 2012

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd. (the "Company")  and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2012	A Member of Ernst & Young Global

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,023	$25,682
Short-term bank deposits	7,475	17,529
Trade receivables (net of allowance for doubtful accounts of $ 2,789 and $ 3,406 at December 31, 2011 and 2010, respectively)	41,527	47,532
Prepaid expenses and other receivables	8,293	9,435
Inventories	48,284	41,801

Total current assets	136,602	141,979

LONG-TERM ASSETS:
Long-term bank deposits	-	3,663
Finished goods used in operations, net	3,638	3,467
Property and equipment, net	6,194	5,472
Goodwill	50,217	50,217
Severance pay fund	3,454	3,494
Other assets	7,462	8,135

Total long-term assets	70,965	74,448

TOTAL ASSETS	$207,567	$216,427

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Restructured debt	$17,730	$12,298
Trade payables	30,159	27,584
Other accounts payable and accrued expenses	38,461	41,515
Deferred revenues and customer advances	18,245	16,692

Total current liabilities	104,595	98,089

LONG-TERM LIABILITIES:
Restructured debt	82,714	100,449
Accrued post-employment benefits	9,329	8,626
Deferred revenues	8,070	6,319
Other liabilities	13,460	15,884

Total long-term liabilities	113,573	131,278

TOTAL LIABILITIES	218,168	229,367

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.1 par value;
Authorized: 900,000,000 shares at December 31, 2011 and 2010; Issued: 219,007,476 and 215,376,076 shares at December 31, 2011 and 2010 respectively; Outstanding: 218,971,949 and 215,340,549 shares at December 31, 2011 and 2010 respectively;	4,291	4,192
Additional paid-in capital	540,950	540,288
Accumulated other comprehensive income	15,457	14,569
Accumulated deficit	(571,197)	(571,887)
Treasury shares, at cost (35,527 shares at December 31, 2011 and 2010)	(102)	(102)

Total shareholders' equity (deficiency)	(10,601)	(12,940)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$207,567	$216,427

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011		2010	2009

Revenues:
Products		$199,714	$189,149	$178,705
Services		47,268	48,581	47,391

Total revenues		246,982	237,730	226,096

Cost of revenues:
Products		106,240	95,532	87,199
Services		28,226	28,207	30,050

Total cost of revenues		134,466	123,739	117,249

Gross profit		112,516	113,991	108,847

Operating expenses:
Research and development		16,526	16,363	14,584
Selling and marketing		72,891	69,725	67,443
General and administrative		16,912	17,813	20,516
Legal settlements, net		766	(1,981)	683
Restructuring and other related costs		-	-	3,927

Total operating expenses		107,095	101,920	107,153

Operating income		5,421	12,071	1,694
Financial expenses, net		3,725	3,880	1,457

Income before taxes on income		1,696	8,191	237
Taxes on income (income tax benefit)		1,006	2,446	(2,452)

Net income		$690	$5,745	$2,689

Basic and diluted net earnings per share	$	*)-	$0.03	$0.01

*) Less than 1 cent.

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	income (loss)	(deficiency)

Balance as of January 1, 2009	177,227,212	$4,156	$520,925	$(102)	$14,096	$(580,321)		$(41,246)
Issuance of shares and warrants, net	38,108,202	36	14,826	-	-	-		14,862
Warrants granted to bank and modification of issued warrants (see also Note 9)	-	-	2,493	-	-	-		2,493
Exercise of employees' share options	5,135	*) -	5	-	-	-		5
Compensation related to employees' share option plan	-	-	1,170	-	-	-		1,170
Comprehensive income, net:
Unrealized gains on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	726	-	$726	726
Unrealized gain on pension items	-	-	-	-	47	-	47	47
Foreign currency translation adjustments	-	-	-	-	(1,195)	-	(1,195)	(1,195)
Net income	-	-	-	-	-	2,689	2,689	2,689

Total comprehensive income, net							$2,267

Balance as of December 31, 2009	215,340,549	$4,192	$539,419	$(102)	$13,674	$(577,632)		$(20,449)

*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	income (loss)	(deficiency)

Balance as of December 31, 2009	215,340,549	$4,192	$539,419	$(102)	$13,674	$(577,632)		$(20,449)

Compensation related to employees' share option plan	-	-	869	-	-	-		869
Comprehensive income, net:
Unrealized loss on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	(899)	-	$(899)	(899)
Unrealized loss on pension items, net of taxes	-	-	-	-	(172)	-	(172)	(172)
Foreign currency translation adjustments	-	-	-	-	1,966	-	1,966	1,966
Net income	-	-	-	-	-	5,745	5,745	5,745

Total comprehensive income, net							$6,640

Balance as of December 31, 2010	215,340,549	$4,192	$540,288	$(102)	$14,569	$(571,887)		$(12,940)

Compensation related to employees' share option plan	-	-	747	-	-	-		747
Exercise of employees share options	11,875	*) -	14	-	-	-		14
Cashless exercise of warrants	3,619,525	99	(99)	-	-	-		-
Comprehensive income, net:
Unrealized gain on the Interest Rate Swap transaction and foreign currency cash flow hedge	-	-	-	-	412	-	$412	412
Unrealized loss on pension items, net of taxes	-	-	-	-	(211)	-	(211)	(211)
Foreign currency translation adjustments	-	-	-	-	687	-	687	687
Net income	-	-	-	-	-	690	690	690

Total comprehensive income, net							$1,578

Balance as of December 31, 2011	218,971,949	$4,291	$540,950	$(102)	$15,457	$(571,197)		$(10,601)

*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income	$690	$5,745	$2,689
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,551	5,500	6,129
Compensation related to employees' share option plan	747	869	1,170
Interest payments and debt adjustment	(2,286)	(2,169)	(3,044)
Deferred income taxes, net	1,451	1,080	1,085
Decrease (increase) in trade receivables, net	6,927	(5,613)	(4,673)
Decrease (increase) in inventories	(6,427)	(2,780)	16,114
Increase in finished goods used in operations	(2,794)	(3,129)	(2,845)
Decrease in prepaid expenses and other receivables	876	1,249	879
Increase (decrease) in trade payables	2,539	9,280	(58)
Increase (decrease) in other accounts payable and accrued expenses (including short and long-term deferred revenues)	(693)	4,029	(848)
Increase (decrease) in accrued post-employment benefits, net	161	149	(938)
Increase (decrease) in other long-term liabilities	(1,298)	1,022	2,589
Other, net	(206)	70	(292)

Net cash provided by operating activities	4,238	15,302	17,957

Cash flows from investing activities:
Purchase of property and equipment	(2,773)	(2,109)	(1,912)
Investment in short-term and long-term bank deposits	(3,591)	(25,407)	(15,000)
Proceeds from maturity of short term bank deposits	17,514	19,333	-

Net cash provided by (used in) investing activities	11,150	(8,183)	(16,912)

Cash flows from financing activities:
Issuance of share capital, net	-	-	14,862
Proceeds from exercise of share options	14	-	5
Repayments of long-term loans from bank	(10,000)	(8,000)	(10,148)

Net cash provided by (used in) financing activities	(9,986)	(8,000)	4,719

Effect of exchange rate change on cash and cash equivalents	(61)	302	78

Increase (decrease) in cash and cash equivalents	5,341	(579)	5,842
Cash and cash equivalents at the beginning of the year	25,682	26,261	20,419

Cash and cash equivalents at the end of the year	$31,023	$25,682	$26,261

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	$4,085	$3,916	$4,280

Cash paid during the year for taxes	$1,120	$738	$1,291

Non cash transactions:

Fair value of the modified bank warrants which was deducted from bank debt as part of restructuring	$-	$-	$2,491

Fair value of cash fee which was deducted from bank debt as part of restructuring	$-	$-	$526

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

Lumenis Ltd. together with its subsidiaries (the "Company") is an Israeli company engaged in research and development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. The Company offers a broad range of such products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to account receivables and sales allowances, inventory write-offs, goodwill, accrued warranty costs, legal contingencies, income taxes, retirement and post-retirement benefits (including the actuarial assumptions), as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses resulting from the re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of certain subsidiaries of Lumenis Ltd. of which the functional currency is not the dollar have been translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity (deficiency).

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. As of December 31, 2011 and 2010, the Company's bank deposits were in U.S. dollars and New Israel Shekels ("NIS") and bore interest at weighted average interest rates of 2.9% and 2.08%, respectively. Short-term deposits are presented at their cost, including accrued interest.

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

Finished goods are stated at the lower of cost (weighted average cost method) or market, based on standard cost which includes labor and manufacturing overhead.

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, product end of life dates, technological obsolescence, estimated current and future market values and new product introductions. When recorded, the write-offs are intended to reduce the carrying value of inventory to its net realizable value. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory write-offs may be required.

During 2011, 2010 and 2009, the Company recorded write-offs for inventory no longer required in amounts of $ 5,807, $ 2,540 and $ 2,563, respectively.

g.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term assets. As of December 31, 2011, the Company did not hold any long-term bank deposits.

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

The Company's property and equipment and finished goods used in operations are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If the asset in not recoverable, then if the carrying amount of an asset exceeds the fair value of such asset, an impairment charge is recognized with respect to the asset in the amount of such excess. During 2011, 2010 and 2009, no impairment losses were identified.

k.	Goodwill:

Goodwill has been recorded in the Company's consolidated financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired and is accounted for under ASC 350, "Intangibles - Goodwill and Other". Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the Company to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be performed to compute the amount of the impairment.

The Company identifies three reporting units that represent the three business reporting segments in which it operates, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. Accordingly, the carrying amount of goodwill was assigned to each reporting segment.

As of December 31, 2011, 2010 and 2009 the goodwill amount assigned to each of the Surgical and Aesthetic reporting segment did not change.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of performing the first step of the ASC 350 impairment test, the Company estimated the fair value of each of the reporting units using the Income Approach in the form of a discounted cash flow ("DCF") analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

During 2011, 2010 and 2009, no impairment losses were recorded, as the fair value of all business units, as determined in the first step of impairment test, exceeded their carrying value.

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

Part of the Company's revenue transaction with end-users includes multiple elements within a single contract if it is determined that multiple units of accounting exist.

Commencing January 1, 2011, the Company adopted Accounts Standards Update (''ASU'') 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)". ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

The primary type of transactions in which the Company engages for which ASU 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

-	products;

-	installation of systems and training; and

-	extended warranty contracts (most systems are sold with a standard one year warranty).

The Company considers the sale of a product and the extended warranty element in the related agreement to be two separate accounting units of the arrangement and defers the relative selling price of the extended warranty element to the period in which it is earned.

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

For sale transactions entered into prior to January 1, 2011, the Company was required to account for sales of its products in accordance with ASC 605-25 (prior to its amendment by ASU 2009-13). ASC 605-25 generally required revenue earned on arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, the Company deferred revenues for the VSOE of its undelivered elements (extended warranty) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement. Any discount in the arrangement was allocated to the delivered element.

For fiscal 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as the Company's products contain a significant element of proprietary technology and its solutions offer different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Company is unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The best estimate of selling price is established considering multiple factors including, but not limited to pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

In addition, pursuant to the guidance of ASU 2009-13, the residual method of allocating arrangement consideration has been eliminated and the Company allocates arrangements’ consideration based on the relative selling price method.

The Company adopted ASU 2009-13 effectively on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010, which for the Company was January 1, 2011, the first day of the Company's 2011 fiscal year.

The adoption of ASU 2009-13 did not have a material impact on the Company's consolidated results of operations and financial condition.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs are charged to the Company's statement of operations as incurred.

n.	Accrued warranty costs:

The Company generally warranties the majority of its products against defects and bugs for up to one-year, with certain products carrying a warranty for a more extended period of up to three years. The warranty period begins upon shipment, installation or delivery, depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of a unit, which represents the remaining warranty on products sold based on historical warranty costs and management's estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

Changes in the Company's warranty allowance during the following periods are as follows:

	Year ended December 31,
	2011	2010	2009

Balance at the beginning of the year	$5,936	$5,744	$6,352
Warranties issued during the year	9,688	7,363	6,205
Costs incurred with respect of warranties during the year	(9,165)	(7,171)	(6,813)

	$6,459	$5,936	$5,744

o.	Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were approximately $ 392, $ 439 and $ 500, respectively.

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

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

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

The Company recorded its liability for severance pay as if it was payable at each balance sheet date (based on the "shut-down method") in accordance with ASC 715, "Compensation-Retirement Benefits".

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009, were approximately $ 2,065, $ 1,779 and $ 2,079, respectively.

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

3.
The difference, at the balance sheet date, between the pension liability, computed as stated in (2) above, and the actuarial liability at the same date reflects the balance of actuarial gains or losses which are deferred and are not immediately recognized in the consolidated financial statements.

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

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (6.1 years) of the Lumenis Japan employees, who are members of the plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715.

	December 31,
	2011	2010

Accumulated benefit obligation	$4,742	$4,038

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$4,619	$3,473
Service cost	542	517
Interest cost	43	37
Actuarial loss	312	253
Currency exchange rate changes	237	500
Benefits paid	(346)	(161)

Projected benefit obligation at end of year	$5,407	$4,619

Net periodic benefit cost :

Service cost	$542	$517
Interest cost	43	37

Net periodic benefit cost	$585	$554

	December 31,
	2011	2010

Amounts recognized in accumulated other comprehensive income:

Net actuarial loss, net of taxes	$211	$172

Accumulated other comprehensive loss, net of taxes	$336	$125

	December 31,
	2011	2010	2009

Assumptions used to calculate amounts above:

Discount rate	0.90%	1.00%	1.10%
Rate of compensation increase	2.00%	2.00%	2.00%

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Benefit payments are expected to be paid as follows:

December 31,

2012	$618
2013	$655
2014	$447
2015	$413
2016	$543
2017-2021	$3,373

r.	Employee defined contribution plan:

The Company has a 401(K) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 25%, but generally not greater than $ 16.5 per year (for certain employees over 50 years of age the maximum contribution is $ 22 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits.

The Company matches 25% of employee contributions up to the plan limit of $ 1,000 per annum (through 2009). During the year ended December 31, 2009, the Company recorded expenses for matching contributions in amounts of $ 161. No expenses for matching contributions were recorded in 2011 and 2010.

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (losses) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 15,307,820, 19,383,247 and 17,868,200 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

The Company retained the service of a third party appraiser, to calculate the fair market value of its ordinary shares and other assumptions used in the Black–Scholes option-pricing model. The weighted average fair value of options granted during the year, as calculated by the third party appraiser, was $ 0.74, $ 0.69 and $ 0.59 for the years ended December 31, 2011, 2010 and 2009, respectively.

In applying the volatility element of the Black-Scholes option-pricing model to the Company's shares, due to the de-registration of the shares in 2006, the expected volatility of the price of such shares is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option's expected term. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

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

	Year ended December 31,
	2011	2010	2009

Volatility	76%	75%	79%
Risk-free interest rate	1.19%	2.15%	2.30%
Dividend yield	0%	0%	0%
Expected term	4.72 years	4.57 years	5 years

The Company's annual compensation cost for the years ended December 31, 2011, 2010 and 2009 totaled $ 747, $ 869 and $ 1,170, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2010 and 2009, was comprised as follows:

	Year ended December 31,
	2011	2010	2009

Cost of goods sold	$104	$70	$59
Research and development	186	123	46
Sales and marketing	249	243	202
General and administrative	208	433	863

Total equity-based compensation expense	$747	$869	$1,170

The total unrecognized compensation cost amounted to $ 1,546 at December 31, 2011, and is expected to be recognized over a weighted average period of approximately 2.67 years.

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

The fair value of foreign currency contracts, Interest Rate Swap (used for hedging purposes) and the embedded derivative instrument (see also Note 2w) is estimated by obtaining current quotes from banks and third party valuations.

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

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470-60, "Debt-Troubled Debt Restructurings by Debtors", (see also Note 9) does not approximate its fair value, which amounts to $ 88,995, based on discounted future cash flows.

v.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, interest rate swap and foreign currency derivative contracts.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company's cash and cash equivalents and short-term and long-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed upon demand and therefore bear low risk.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, Europe - Middle East - Africa ("EMEA") and the Far East, including Japan. The Company and its subsidiaries perform ongoing credit evaluations of their customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection. For those debts not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates.

The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Changes in the Company's allowance for doubtful accounts during the period are as follows:

	Year ended December 31,
	2011	2010	2009

Balance at the beginning of the year	$3,406	$3,701	$4,178
Doubtful debt expenses (income) during the year	(78)	56	280
Customer write-offs during the year	(564)	(306)	(815)
Exchange rate	25	(45)	58

	$2,789	$3,406	$3,701

w.	Derivative instruments:

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

As of December 31, 2011, the amount recorded in accumulated other comprehensive income from the Company's currency forward and option transactions is $ 344. Such amount will be recorded in the Company's earnings during 2012. At December 31, 2011, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 4,827 and $ 9,512, respectively. The foreign exchange forward and options contracts will expire through December, 2012.

To hedge against the potential risks related to changes in interest rates, on March 4, 2008, the Company entered into an interest rate swap ("IRS") transaction with respect to a $ 40,000 loan, which is due in stages from the third quarter of 2009 until the end of the third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest. The fair value of the IRS was reflected in other account payable and accrued expenses and the changes in the fair value were included in other comprehensive income ("OCI"). The IRS hedge results prior to the June 30, 2009 bank loan restructuring was recorded against the restructured loan amount, as no interest was recognized for such restructured debt (see Note 9). Subsequent to the June 30, 2009 bank loan restructuring, a pro-rata amount of the IRS hedge results representing the ratio between the recorded interest expense on the debt based on ASC 470-60 and the actual interest payments on the debt is included as part of financial expense arising from the restructured debt while the remaining amount was recorded in OCI and pro-ratably reclassified into earnings upon each principal payment.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward to economically hedge a portion of its forecasted inter-company sales denominated in euros and Japanese yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2011, the notional amount of foreign exchange forward contracts into which the Company entered was $ 13,442. The foreign exchange forward contracts will expire through December, 2012.

Embedded derivative instruments:

The Company has entered into a lease agreement in respect of its new facilities in Israel which contains monthly lease payments, stated in U.S. dollars, including a "floor" of the exchange rate at 1 U.S. dollar = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, the fair value of which should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in financial  expenses, net in each respective reporting period.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

		Fair Value of Derivative Instruments
		Year ended December 31,
	Balance Sheet Location	2011	2010
Derivative Assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$-	$980

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	335	-

Total		$335	$980

Derivative Liabilities:

Derivatives designated as hedging instruments:
Interest Rate Swap	Other accounts payable and accrued expenses	$(433)	$(961)
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(344)	(1,190)

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(283)	(111)
Lease embedded derivative	Other accounts payable and accrued expenses	(1,283)	(2,275)

Total		$(2,343)	$(4,537)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2011	2010	Item	2011	2010

Derivatives designated as hedging instruments:
Interest Rate Swap	$545	$(273)	Financial expenses	$(696)	$(632)
Foreign exchange option and forward contract	(133)	(626)	Operating income (expenses)	874	477

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	-	Financial (expense) income	(1,633)	116
Lease embedded derivative	-	-	Financial (expense) income	992	(1,207)

Total	$412	$(899)		$(463)	$(1,246)

x.	Restructuring and other related costs:

During 2009 and 2008, the Company implemented two cost reduction plans. In 2008, the Company announced that it was implementing a cost reduction plan that included the layoff of approximately 160 employees. In 2009, the Company announced another cost reduction plan that included the cessation of operations of a European subsidiary and vacating part of the premises of its U.S. subsidiary. The Company recorded charges of $ 3,927 and $ 1,420 in the years ended December 31, 2009 and 2008, respectively, as a result of such processes. The Company has accounted for these restructuring plans in accordance with ASC 420, "Exit or Disposal Cost Obligation". At December 31, 2010, the 2008 plan was completed. The expected completion date of the 2009 plan is December 2012, which is the termination date of the lease of the premises of the U.S. subsidiary.

As of December 31, 2011, the major components of the restructuring plan charges are as follows:

	Employee termination benefits	Lease abandonment	Total

Balance as of January 1, 2010	$372	$1,326	$1,698
Cash outlays	(192)	(411)	(603)

Balance as of December 31, 2010	180	915	1,095
Cash outlays	(98)	(437)	(535)

Balance as of December 31, 2011	$82	$478	$560

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Transfers of financial assets:

ASC 860, "Transfers and servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the year ended December 31, 2011, the Company sold trade receivables to an Israeli financial institution. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. At December 31, 2011, the Company had balances of $ 5,696 from customers and trade receivables that had been sold to such financial institution.  There were no outstanding balances for such items at December 31, 2010.

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2011	2010	2009

Accumulated losses on derivative instruments	$(1,358)	$(1,770)	$(871)
Deferred pension items, net of taxes	(336)	(125)	47
Accumulated foreign currency translation differences	17,151	16,464	14,498

Total accumulated other comprehensive income, net	$15,457	$14,569	$13,674

aa.	Capitalized software costs:

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

ab.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

ac.	Impact of recently issued accounting standards still not effective for the Company as of December 31, 2011:

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Company's adoption of ASU 2011-04 is not expected to have a material impact on its consolidated results of operations or financial condition.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company's adoption of ASU 2011-05 will not have an impact on its consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company's adoption of ASU 2011-08 is not expected to have an impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company's adoption of ASU 2011-12 will not have an impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not set off related arrangements associated with its financial instruments and derivative instruments. Its adoption of ASU 2011-11 is not expected to have an impact on its consolidated results of operations or financial condition.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2011	2010

Advances to suppliers	$911	$1,004
Income/Corporate taxes	1,366	1,458
VAT and consumption tax	1,501	2,386
Prepaid expenses	1,210	1,497
Restricted Deposits	1,218	662
Fair value of financial derivatives	335	980
Other	1,752	1,448

Total prepaid expenses and other receivables	$8,293	$9,435

NOTE 4:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$21,452	$16,663
Work in process	-	361
Finished goods	26,832	24,777

Total inventories	$48,284	$41,801

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2011	2010

Finished goods used in operations	$15,922	$16,418
Accumulated depreciation	(12,284)	(12,951)

Net finished goods used in operations	$3,638	$3,467

Depreciation expense was $ 2,480, $ 2,798 and $ 3,017 in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost:

Leasehold improvements	$3,830	$3,307
Machinery and equipment	11,542	10,302
Computer, software and peripheral equipment	16,013	15,410
Office furniture and equipment	3,819	3,637
Motor vehicles	69	106

	35,273	32,762
Accumulated depreciation	29,079	27,290

Property and equipment, net	$6,194	$5,472

Depreciation expense was $ 2,071, $ 2,702 and $ 3,112 in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 7:-	GOODWILL

The Company's balance sheet reflects goodwill, which was recorded as a result of its acquisitions of Coherent Medical Company ("CMG") and HGM Medical Systems ("HGM") in 2001.

Changes in goodwill for the years ended December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Goodwill at beginning of year	$50,217	$50,217
Changes during the year	-	-

Goodwill at end of year	$50,217	$50,217

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET

The Company's balance sheet reflects intangible assets that were obtained as a result of its acquisitions of CMG and HGM in 2001.

Intangible assets consisted of the following:

December 31,
2011 and 2010
Cost:
Purchased Technology	$29,229

Accumulated amortization:
Purchased Technology	29,229

Intangible assets, net	$-

Amortization expenses with respect to the Company's intangible assets for the years ended December 31, 2011, 2010 and 2009 were $ 0, $ 145 and $ 520, respectively.

NOTE 9:-	BANK DEBT

In December 2006, the Company restructured its outstanding debt to Bank Hapoalim B.M. (the "Bank") pursuant to a restructuring agreement (the "2006 Restructuring Agreement") with the Bank.

On June 25, 2008, the Company entered into an amendment to the 2006 Restructuring Agreement (the "2008 Amendment") pursuant to which the Bank effectively rescheduled principal repayments of $ 30,000 of the $ 40,000 principal that was due for repayment in June and December 2008. The said $ 30,000 was rescheduled to be paid as follows: $ 10,000 at June 2009, $ 10,000 at June 2010 and $ 10,000 at June 2011. Pursuant to the terms of the 2008 Amendment, the $ 25,000 forgiveness by the Bank were also rescheduled such that the net repayment of $ 5,000 in June 2008 and the repayment of $ 5,000 in December 2008 were each to be accompanied by a forgiveness of $ 3,125, and the $ 10,000 repayments in each of 2009, 2010 and 2011 were each to be accompanied by a forgiveness of $ 6,250. The said $ 30,000 scheduled for repayment pursuant to the 2008 Amendment in 2009, 2010 and 2011 was to bear interest at the 3 month LIBOR rate plus 3.0%.

On June 30, 2009 and on January 24, 2010, the Company entered into further amendments (the “2009 Amendment” and “2010 Amendment") to the 2006 Restructuring Agreement that amended the repayment schedule and interest rate provisions and modified a number of covenants in the 2006 Restructuring Agreement.

The main provisions of the 2009 Amendment and 2010 Amendment are set out below:

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

a.	Repayment schedule, expected forgiveness and interest rate:

Set forth in the table below are the future scheduled dates for repayment of the Bank debt and the associated amounts expected to be forgiven upon future loan repayments:

	Repayment	Expected forgiveness

June 30, 2012	$15,133	$4,292
June 30, 2013	10,266	-
June 30, 2014	15,000	-
June 30, 2015	15,000	-
June 30, 2016	15,000	-
June 30, 2017	18,596	-

	$88,995	$4,292

The interest rates, as in effect prior to the 2009 Amendment were maintained at their previous level. However, an interest rate at the three month LIBOR rate plus 5.25% was applied solely as regards to the period in respect of which repayment of any rescheduled amounts (or the proportionate part thereof) was postponed.

b.	Warrants held by the Bank:

The terms of the warrants held by the Bank were modified under the 2009 Amendment. One warrant was amended so that the number of shares issuable thereunder was increased from 8,000,000 to 9,411,300 and the exercise price was reduced from $ 1.18 per share to $ 1.00 per share; and, the second warrant was amended so that the number of shares issuable thereunder was increased from 1,411,300 to 2,500,000 and the exercise price was increased from $ 1.18 per share to $ 1.40 per share. For both warrants, the exercise period was extended to June 30, 2014. The change in the incremental fair value of the modified Bank warrants was deducted from the carrying amount of the Bank debt, in accordance with ASC 470-60, in an amount of $ 2,493. The fair value of the Bank warrants was calculated using the Black-Scholes model.

c.	Cash fees to the Bank:

Under an earlier agreement, the Company agreed to pay a cash fee of $ 7,500 to the Bank if the Company's share price reached $ 7.00 per share. Pursuant to the 2009 Amendment, the period during which the Company would be obligated to pay such fee was extended to March 31, 2017 or the date of repayment, in full, of the loan to the Bank, if earlier.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

As a provision of the 2008 Amendment, the Company agreed to a cash fee of $ 4,000 payable to the Bank upon the earliest occurrence of any one of the following events: (a) the Company attains an annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the 2008 Amendment), in excess of $ 50,000; (b) the Company makes a public offering for the sale of its equity or convertible securities (excluding a public offering initiated by the Bank if the shares are those held by the Bank); (c) the Company sells all or substantially all of its assets; (d) one or more of the investors under the purchase agreement relating to the 2006 transaction described in paragraph a. of Note 15 and certain related parties transfer their shares in the Company to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; (e)  the aggregate holdings of the aforesaid investors in the Company's outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $ 1.55 per share, (f) a spin-off of the Company's assets representing at least 30% of its total assets; or (g) a voluntary repayment by the Company of at least 75% of the outstanding loan to the Bank.

Pursuant to the 2009 Amendment, this $ 4,000 fee was increased to $ 6,000. In addition, as regards the provision relating to the Company’s attaining an annual EBIDTA of $ 50,000, the 2009 Amendment provides as follows:

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

As of December 31, 2011 the Company did not meet the above provisions that require a payment of Cash fees to the bank.

d.	Financial covenants:

The financial covenants were modified under the 2009 Amendment and amended once again by an amendment to the covenants letter in November, 2011. Initially, the only financial covenant to which the Company was subject, commencing as of the end of the second quarter of 2009 and in effect until the end of the second quarter of 2011, was the requirement that the Company have available and accessible consolidated cash reserves of at least $ 20,000.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

Effective from the end of the third quarter of 2011 until repayment of the Bank debt, the Company is required to comply with the following financial covenants as further detailed in the 2008 Amendment, the 2009 Amendment and the 2011 amendment to the covenants letter:

1.	The ratio of Total Debt to EBITDA (as defined in the 2011 amendment to the covenants letter) shall not exceed:

(i)	6.5 as of the end of each quarter (as defined in the 2006 Restructuring Agreement) commencing as of the third quarter of 2011 and ending on the first quarter of 2012 (inclusive);

(ii)	5 as of the end of each quarter commencing as of the second quarter of 2012 and ending on the first quarter of 2013 (inclusive);

(iii)	4 as of the end of each quarter commencing as of the second quarter of 2013 and ending on the first quarter of 2014 (inclusive); and

(iv)	3.5 as of the end of each quarter commencing as of the second quarter of 2014 until the Loan is repaid in full.

2.	The Interest Coverage Ratio shall be (as defined in the 2011 amendment to the covenants letter) shall be:

(i)	at least 1 as of the end of each quarter commencing as of the third Quarter of 2011 and ending on the first quarter of 2012 (inclusive); and

(ii)	at least 2 as of the end of each quarter commencing as of the second quarter of 2012 until the Loan is repaid in full.

In addition, the 2006 Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require the Company to refrain from:

(i)	encumbering any of its assets (other than those specifically permitted by the 2006 Restructuring Agreement);

(ii)	incurring additional debt in excess of $ 30,000;

(iii)	entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions;

(iv)	entering into certain transactions with related parties; and

(v)	disposing of assets, except as permitted under the 2006 Restructuring Agreement.

As of December 31, 2011, the Company met the above bank covenants.

The Company has considered the restructured Bank debt under the criteria of, and has accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $ 136,522, and compared it to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $ 128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of December 31, 2011, 2010 and 2009 was an annual rate of 0.92%, 0.95% and 0.96%, respectively. The changes in the effective interest rates in respect of the above dates resulted mainly from changes in LIBOR rates.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

During 2011 and 2010, the Company repaid the Bank principal payments of $ 10,000 and $ 8,000, respectively and interest payments in aggregate amounts of $ 3,373 and $ 2,961, respectively, of which amounts of $ 1,070 and $ 1,113, respectively, were recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

The Bank debt is secured by substantially all of the Company's assets - See Note 12.

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Payroll and related expenses	$12,220	$12,389
Income taxes including the provision for uncertain tax positions	2,699	677
Professional services	2,782	4,139
Warranties	6,459	5,936
VAT, sales and consumption taxes	1,750	1,352
Commissions (external)	2,447	2,343
Rent and facilities	123	264
Royalties	1,156	1,727
Restructuring costs	560	1,095
Fair value of financial derivatives	2,343	4,537
Other	5,922	7,056

	$38,461	$41,515

NOTE 11:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2011	2010

Deferred tax liability (1)	$8,844	$7,560
Provision for uncertain tax position	3,717	7,470
Obligations to landlord for Santa Clara facility (2)	-	315
Other	899	539

	$13,460	$15,884

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

(2)
Pursuant to an amendment dated January 16, 2007, to the Company's lease agreement for its Santa Clara, California facilities, the Company agreed to repay the landlord with interest for certain building improvements, which were funded by the landlord, over the remaining period of the lease term. The Company has provided the landlord with a letter of credit to secure payment of such amounts. The principal balance due under this amendment to the lease agreement as of December 31, 2011 and December 31, 2010 was $ 43 and $ 315, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2020. Lease and rental expenses for the years 2011, 2010 and 2009 amounted to $ 8,103, $ 8,165 and $ 7,283, respectively. Future minimum annual lease payments under operating lease agreements are as follows:

	Rental of premises	Lease of motor vehicles

2012	$5,860	$1,411
2013	4,277	531
2014	2,572	170
2015	2,287	16
2016	2,134	10
Thereafter	6,765	-

	$23,895	$2,138

b.
The Company has outsourced its IT related services for an eight-year period beginning May 2005, for which it expects to incur payment obligations of approximately $ 3,600 to $ 4,000 annually through April 2013.

c.
As of December 31, 2011, the Company had outstanding guarantees and letters of credit with various expiration dates of approximately $ 3,255 principal amount, of which approximately $ 2,758 related to facilities, $ 150 related to legal proceeding and the remaining amount related mainly to car leases.

d.	Royalty payments:

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales and based on the location of the manufacturing site at various rates, ranging from 2.0% to 9.0% of the net selling price of such products.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company is also obligated to pay to the Office of the Chief Scientist (the "OCS") royalties of 3-5% on the sales of products for which participations were received. Royalty-bearing participations not yet paid were approximately $ 4,470 at each of December 31, 2011 and 2010. The OCS is currently carrying out a full review of all royalties paid, or to be paid, by the Company in connection with all grants received by the Company to date.

For the years ended December 31, 2011, 2010 and 2009, the Company incurred royalty expenses in amounts of $ 2,133, $ 2,999 and $ 3,123, respectively, recorded in cost of goods sold.

e.	Legal contingencies:

The Company is a party to various legal proceedings incidental to its business.The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

The Company currently intends to vigorously defend the below claims, and it generally intends to vigorously defend any other legal claims to which it is subject. While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly).

Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

Legal settlements

1.
Lawsuits against Alma Lasers:

On June 28, 2007, the Company filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. (individually and jointly, "Alma") in the U.S. District Court for the Northern District of Illinois, claiming that Alma's light-based cosmetic treatment systems, including the Harmony platform, infringe seven of the Company's U.S. patents. The Company also alleged that Alma’s activities constitute willful infringement of these patents. On September 2, 2010, the parties entered into a settlement agreement, whereby Alma paid to the Company $6,500 in return for a license to the Company's patent portfolio in the aesthetic field, and the infringement action against Alma was accordingly dismissed. However, the settlement of this infringement action in the U.S. District Court does not in any way affect the lawsuit that was filed by the Company against Alma and its founders in the Israeli courts (see below).

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

1.
Lawsuits against Alma Lasers (cont.):

On March 26, 2008, the Company also filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of the Company’s trade secrets and technology and the use of such technology in certain products of Alma, which are sold worldwide. On January 12, 2010, pursuant to a motion by Alma, the U.S. District Court ruled that Israel is the most appropriate jurisdiction for adjudication of the cause of action for misappropriation of trade secrets and dismissed such cause of action from the U.S. lawsuit. The Company intends to amend the complaint with the court in Israel to include Alma Laser Inc. in that action. On April 26, 2010, the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court, where it is ongoing. The case against Alma in the District Court is stayed until the case in the Labor Court is concluded.

2.
Claim by Trimedyne:

On August 23, 2005, the Company and Trimedyne, Inc., entered into an OEM agreement for a period of five years that provided for the purchase by the Company of certain Trimedyne products during the contract period. Trimedyne alleged that the Company had breached the contract and stated its intention to file a lawsuit against the Company with respect to such alleged claims. After extensive negotiations between the parties, in August 2010, the Company and Trimedyne entered into a settlement agreement pursuant to which the Company agreed to pay Trimedyne an amount of $ 2,000 in return for a full settlement and release of such alleged claims.

3.
Claim by Dr. Steven Bengelsdorf

On August 28, 2009, Dr. Steven Bengelsdorf filed a complaint in state court in Tennessee against Lumenis Inc. for breach of contract, negligence, fraudulent misrepresentation and violation of the Tennessee Consumer Protection Act. The complaint alleges that the Lumenis One product purchased by the plaintiff required numerous service calls. The complaint alleged damages in the approximate amount of $ 800. Dr. Bengelsdorf also claims that during one of the service calls, one of the Company's technicians deleted the patient database that was stored in the device. The case was moved to federal court on September 30, 2009. In December 2011, the parties entered into a final settlement agreement pursuant to which all claims related to the action were released and the lawsuit was dismissed.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENIES (Cont.)

4.
Dale Koop v. Lumenis Inc.

Dale Koop, a former senior vice president of the Company whose employment was terminated in December 2008, filed a lawsuit against the Company on September 29, 2009 with the California Superior Court in Santa Clara for wrongful termination of employment, indemnification, and other causes of action. After negotiations between the parties, in February 2011, the parties entered into a settlement agreement.

Administrative Subpoena from U.S. Department of Commerce

In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company's U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. The Company cooperated fully with the U.S. Government's investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company's outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department. On January 31, 2012, the Treasury Department issued a “Cautionary Letter” to the Company advising that the investigation has been closed without the imposition of any monetary or other penalty against the Company. The Commerce Department’s determination not to take further action does not preclude the Treasury Department from making its own determination that a penalty should be imposed.

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

Care Medical Services Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

On January 14, 2010, Care Medical Services Ltd. ("Care") filed an action with the Israel Magistrates  Court of Tel Aviv for damages based on the alleged failure of Lumenis equipment that was sold to it by the Company’s (then) distributor, Medtechnica Ltd. ("Medtechnica").  In its statement of claim, Care seeks damages of approximately $ 75 plus additional unstated damages for loss of business, goodwill, and other consequential damages.  Subsequent to the filing of the statement of claim, Care alleged additional but unspecified damages. The case has been set for trial for May, 2012. As a result, the Company is unable at this time to determine an approximate amount of damages claimed by Care or to provide a reasonable range of such damages.

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

Aesthetica Medical Center (Eilat) Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

In April 2010, Aesthetica Medical Center (Eilat) Ltd. (“Aesthetica”) filed an action in the District Court in Petah Tiqvah against Medtechnica and the Company for damages related to the sale of certain equipment by Medtechnica to the plaintiff (Medtechnica was the former distributor of Lumenis equipment in Israel). The statement of claim alleges that Medtechnica falsely represented the capabilities of certain Lumenis equipment that Medtechnica sold to the plaintiff, and as a result Aesthetica suffered certain specified damages of approximately $ 720 and other unspecified damages, to be determined by the court. As a result, the Company is unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. The case has been set for trial for April, 2012. The Company denies all allegations of liability to Aesthetica and is vigorously defending itself in this matter. The Company believes that this claim is without merit, and therefore, no provision was recorded in respect thereto in the consolidated financial statements.

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

See Note 9d.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	FINANCIAL EXPENSES , NET

	Year ended December 31,
	2011	2010	2009

Bank charges	$1,179	$950	$832
Interest expense (*)	1,765	1,744	938
Change in fair value of embedded derivative	(992)	1,207	-
Exchange rate (gain) loss, net	2,204	395	(137)

Total expenses	4,156	4,296	1,633
Interest income	(431)	(416)	(176)

Total financial expenses, net	$3,725	$3,880	$1,457

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

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2011 and 2010 were presented on the Company's consolidated balance sheet as follows:

	December 31, 2011
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$335	$-	$335	$-

Total assets	$335	$-	$335	$-

Liabilities:

Interest Rate Swap	$(433)	$-	$(433)	$-
Foreign currency derivative instruments	(627)	-	(627)	-
Lease embedded derivative	(1,283)	-	(1,283)	-

Total liabilities	$(2,343)	$-	$(2,343)	$-

	December 31, 2010
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$980	$-	$980	$-

Total assets	$980	$-	$980	$-

Liabilities:

Interest Rate Swap	$(961)	$-	$(961)	$-
Foreign currency derivative instruments	(1,301)	-	(1,301)	-
Lease embedded derivative	(2,275)	-	(2,275)	-

Total liabilities	$(4,537)	$-	$(4,537)	$-

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL

a.
In December 2006 and in June 2007, the Company raised $ 120,000 and $ 30,000, respectively from two major shareholders (the "Investors"). The amount of shares purchased by the Investors and their assignees in 2006 and 2007, including shares issued upon the exercise of their 2006 Warrants, are subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company's insurance coverage, in connection with a concluded investigation by the United States Securities and Exchange Commission, securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the 2006 transaction (the "Relevant Amounts"). Adjustments for this purpose are made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration. Pursuant to these adjustment provisions, on March 18, 2009, the Company issued 24,466,936 shares to the Investors and certain assignees. In addition, an adjustment was made to the exercise price under the 21,250,000 then outstanding warrants (see also c below) issued to the Investors in the 2006 transaction to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of such warrants was reduced to $ 1.0039 per share.

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

Stock Option and Share Incentive Plans

The Company has three Stock Option and Share Incentive Plans, described below, under which employees, officers, non-employee directors and non-employees of the Company and its subsidiaries may be granted options to purchase ordinary shares of the Company. All of such plans are administered by the Company's board of directors. Options granted under these plans may not expire later than ten years from the date of grant.

Options granted under all share incentive plans that are cancelled or forfeited before expiration become available for future grant.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

2000 Share Option Plan (the "2000 Plan")

The Company's 2000 Plan, as most recently amended in September 2006, permitted the grant, through July 2011, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. Although no further grants may be made under this plan, existing awards continue in full force in accordance with the terms under which they were granted.

Israel 2003 Share Option Plan (the "2003 Israel Plan")

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. As of December 31, 2011, 2,000,000 ordinary shares are reserved for option grants under such plan.

2007 Share Incentive Plan (the "2007 Plan")
The 2007 Plan permits the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to the Company's employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company. As of December 31, 2011, 11,500,000 ordinary shares are reserved for option grants under such plan. During 2011, the Company granted only stock options out of the 2007 Plan. Awards granted under the 2007 Plan have a maximum exercise period of seven years from the date of grant. Awards granted under the 2007 Plan are generally exercisable over four years.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

A summary of the status of the Company's option plans as of December 31, 2011 and changes during the year ended on that date is presented below:

	Year ended December 31, 2011
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	18,148,591	3.09
Changes during the year:
Granted	862,665	1.25
Exercised	(11,875)	1.22
Forfeited or cancelled	(4,236,401)	8.79

Options outstanding at the year end	14,762,980	1.35	$2,505

Options vested and expected to vest at the year end	13,998,186	1.36	$2,434

Options exercisable at the year end	12,118,145	1.39	$2,259

The total intrinsic value for the options exercised during the year ended December 31, 2011 was $1.

The options outstanding as of December 31, 2011, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2011	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2011	Weighted average remaining contractual term	Weighted average exercise price
$		years	$		years	$
0.90 – 1.49	13,767,452	3.07	1.04	11,122,617	2.46	1.02
1.50 – 2.99	548,400	1.46	1.98	548,400	1.46	1.98
3.00 – 4.99	219,666	0.37	3.74	219,666	0.37	3.74
5.00 – 6.99	2,275	0.35	6.63	2,275	0.35	6.63
7.00 – 8.99	21,269	0.19	8.17	21,269	0.19	8.17
9.00 – 10.99	45,421	0.61	10.03	45,421	0.61	10.03
11.00 and above	158,497	0.73	19.07	158,497	0.73	19.07

	14,762,980	2.93		12,118,145	2.34

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

On January 30, 2007 and April 18, 2007, the Company granted its Chief Executive Officer options to purchase an aggregate of 4,896,959 ordinary shares under the 2007 Plan. As part of the Chief Executive Officer's employment agreement, the initial exercise price per share of the options ($ 1.0722) is subject to adjustment to an exercise price per share equivalent to the effective price per share paid by the Investors under the purchase agreement relating to the 2006 transaction described above in paragraph a, as adjusted to take account of the issuance of additional ordinary shares pursuant to the adjustment mechanism under the agreement. Based upon the share adjustment, and subject to further adjustment, the exercise price was reduced to $ 0.9126 per share during 2009. The Company recognized compensation expenses related to these options according to the accelerated attribution method.

c.
In connection with the private placement executed on December 2006 (see also a above), the Company granted to its two major shareholders a five-year warrant to purchase 21,250,000 ordinary shares of the Company at an exercise price of $1.0039 per share (as adjusted).  On November 7, 2011, the major shareholders delivered notices of warrant exercise by way of a cashless exercise, in accordance with the terms of the warrants.  Based on the fair market value of the Company's ordinary shares as at December 31, 2011, as calculated by a third party appraisal, the cashless exercise of the warrant resulted in the issuance to the major shareholders of 3,619,525 ordinary shares. Although the share certificates for these shares were not physically issued until 2012, the exercise was effective on November 7, 2011 (the date of delivery of the notice of exercise), entitling the major shareholders to those shares and all the accompanying rights as shareholders of the Company as of that earlier date.  Accordingly, the Company reflected such cashless exercise in its balance sheets and statements of changes in shareholders’ equity (deficiency) as of December 31, 2011.

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

The Company is an "Industrial Company", as defined by Israel's Law for the Encouragement of Industry (Taxes), 1969, and, as such, the Company is entitled to certain tax benefits, mainly: amortization of costs relating to know-how and patents over eight years; accelerated depreciation; and the right to deduct public issuance expenses for tax purposes.

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Certain of the Company's investment programs have been granted "Approved Enterprise" status under the Law. According to the provisions of the Law, the Company has elected the "alternative benefits" program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company's and its subsidiaries' facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the year in which the program commenced its operations or 14 years from the year of  approval as an Approved Enterprise.

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

As of December 31, 2011, the Company had approximately $ 185,380 derived from tax-exempt profits earned by its "Approved Enterprises" prior to and including 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's "Approved Enterprises".

Income of the Company from sources other than an "Approved Enterprise" during the period of benefits will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the "2005 Amendment") that has significantly changed the provisions of the Original Law (the "Original Law"). Generally, investment programs of the Company that already obtained an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the "Investment Center") prior to the effective date of the 2005 Amendment will continue to be subject to the Original Law's provisions. With respect to the Law's "alternative benefit" program, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a "Privileged Enterprise", rather than an "Approved Enterprise", as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise status.

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

The Company's Israeli tax return for 2008, submitted to the Israeli Tax Authority (the "ITA") in 2009, included a notice by the Company opting for 2008 as the Year of Election of its "Privileged Enterprise" under the 2005 Amendment. The period of tax benefits for a new Privileged Enterprise for the Company did not commence, however, due to the Company's then-current losses. The tax benefits attributable to the Company's current Privileged Enterprises are scheduled to expire in 2019.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The amendment was enacted as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire “Preferred Income”. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

As of December 31, 2011 the Company decided not to opt to apply the amendment.

d.	Tax assessments:

The Company files income tax returns in various jurisdictions with varying statutes of limitations.

On September 16, 2009, the Company reached a settlement with the Israeli Tax authorities (the “ITA”). The terms of the settlement included the finalizing of the Company's Israeli tax assessments for fiscal years 2000 through 2003 in an amount of $ 2,100, which resulted in a refund to the Company of $ 6,600. In addition, the Company waived its tax losses from the fiscal years 2003 and earlier. As of December 31, 2011 the Company is under examination by the ITA for years 2004-2010 (excluding 2007).

On April 13, 2011 the Company's U.S. subsidiaries reached a settlement with the Internal Revenue Service for the years 2007-2009. The terms of the settlement included the finalizing of the Company's US  tax assessments for fiscal years 2007 through 2009 which resulted in an immaterial refund to the Company. In addition, the Company will be able to utilize net operating losses carry forward subject to Section 382 of the US Internal Revenue Code and the expiration schedule of such losses in the total amount of approximately $ 51,000.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

In February 2011, the Company's subsidiary in Germany received final tax assessments for the years 2004-2007, with no material impact on the Company’s consolidated financial statements.

In December 2011, the Company's subsidiary in India received final tax assessments for the year 2008, with no material impact on the Company’s consolidated financial statements.

The Company’s subsidiary in France is open for assessment and under examination for the years 2007-2009. The Company's subsidiary in Hong Kong is open for assessment since 2005, and the Company's subsidiary in China is open for assessment since its year of incorporation, 2006.

e.	Corporate tax rates in Israel:

On July 25, 2005, the Knesset approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribed, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011. The tax rate in effect for 2011 was 24% (2010 -25%).

Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, (the “Tax Burden Law 2011”), was published by the Government of Israel. The Tax Burden Law 2011 cancelled the scheduled progressive reduction of the corporate tax rate that had been approved in 2009 and instead set the corporate tax rate at 25% from 2012 and thereafter.

f.	Net operating loss carry-forwards:

As of December 31, 2011, the Company had carry-forward operating and capital tax losses totaling approximately $ 242,500 and $ 46,500, respectively, out of which approximately $ 167,000 and $ 45,500 of losses, respectively were attributed to Israel, which can be carried forward indefinitely and $ 67,500 were attributed to the U.S. subsidiary, which can be carried forward up until 2031.

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

f.	Cont.

The above-noted limitation on the use of carry-forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger. (i.e. through December 31, 2014).

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2011	2010

Deferred tax assets:
Net operating loss carry-forwards	$81,455	$45,006
Accrued employees costs	1,922	1,566
Reserves and allowances	5,680	7,098
Intangibles	4,061	5,017
Restructured loan (see Note 9)	1,788	577
Research and development expenses	3,908	3,831
Other	2,204	2,782

Deferred tax assets before valuation allowance	101,018	65,877
Valuation allowance	(96,883)	(61,751)

Deferred tax assets	$4,135	$4,126

Deferred tax liabilities:
Goodwill	$(8,844)	$(7,560)

Deferred tax liabilities	$(8,844)	$(7,560)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

h.	A reconciliation of the Company's effective tax expense (benefit) to the Company's theoretical statutory tax expense (benefit) is as follows:

	Year ended December 31,
	2011	2010	2009

Income before taxes on income, as reported in the consolidated statements of operations	$1,696	$8,191	$237

Statutory tax rate in Israel	24%	25%	26%

Theoretical tax benefit	$407	$2,048	$62
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	870	(1,021)	1,042
Taxes in respect of prior years	329	(155)	(4,481)
Non-deductible expenses	406	328	472
Uncertain tax position	(1,213)	840	(24)
Other	207	406	477

Actual tax expense (benefit)	$1,006	$2,446	$(2,452)

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic	$(846)	$4,791	$(3,193)
Foreign	2,542	3,400	3,430

	$1,696	$8,191	$237

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2010	2009

Current (including the impact of ASC 470)	$(445)	$1,366	$(3,537)
Deferred	1,451	1,080	1,085

	$1,006	$2,446	$(2,452)

Domestic	$41	$279	$(4,470)
Foreign	965	2,167	2,018

	$1,006	$2,446	$(2,452)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

k.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2011	2010

Opening balance	$7,637	$6,533
Increases related to prior year tax positions	344	887
Decreases related to prior year tax positions	(692)	-
Increases related to current year tax positions	221	314
Settlements	(136)	(10)
Decreases related to lapses of statute of limitations	(1,255)	(87)

Closing balance	$6,119	$7,637

The balance of total unrecognized tax benefits at December 31, 2011, is $ 6,119 that, if potentially recognized, would affect the effective rate in the Company's statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011, 2010 and 2009, the Company recorded $ (29), $ 579 and $ 416, respectively, for interest and penalties expenses (income) related to uncertain tax positions. The accrued interest and penalties at December 31, 2011 and 2010 is $ 3,986 and $ 4,015, respectively.

NOTE 17:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2011	2010	2009
Numerator:
Net income available to shareholders of Ordinary shares	$690	$5,745	$2,689

Denominator:
Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	215,884,160	215,340,549	208,705,900
Effect of dilutive securities:
Employee stock options	1,841,885	1,020,238	82,128
Warrants	5,339,873	3,358,216	613,909
Denominator for diluted net earnings per share - adjusted weighted average number of shares	223,065,918	219,719,003	209,401,937

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

The Company has determined that it operates under three reportable segments in accordance with ASC 280, "Segment Reporting", namely, the development, manufacturing, marketing sale and service of laser and light based systems and appliances for:

•	Surgical applications, primarily ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology and general surgery.

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

	Year ended December 31, 2011
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$89,801	$94,902	$62,279	$-	$246,982

Gross profit	$47,517	$40,332	$24,771	$(104)	$112,516

Operating expenses	35,476	42,593	26,955	2,071	107,095

Operating income (loss)	$12,041	$(2,261)	$(2,184)	$(2,175)	$5,421

	Year ended December 31, 2010
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$81,039	$96,084	$60,607	$-	$237,730

Gross profit	$42,908	$46,985	$24,168	$(70)	$113,991

Operating expenses (income)	36,616	41,107	25,233	(1,036)	101,920

Operating income	$6,292	$5,878	$(1,065)	$966	$12,071

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2009
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$79,253	$86,066	$60,777	$-	$226,096

Gross profit	$42,126	$41,243	$25,538	$(60)	$108,847

Operating expenses	37,117	39,080	24,716	2,313	103,226
Restructuring expenses	-	-	-	3,927	3,927

Operating income (loss)	$5,009	$2,163	$822	$(6,300)	$1,694

*)	Unallocated expenses are primarily related to restructuring expenses, stock-based compensation expenses, settlement with third parties and amortization of intangible assets.

2.	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2011
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets *)	$35,004	$45,501	$33,324	$43,521	$157,350
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$1,008	$1,066	$699	$-	$2,773
Depreciation and amortization	$1,631	$1,763	$1,157	$-	$4,551

	Year ended December 31, 2010
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets *)	$35,238	$43,625	$30,544	$56,803	$166,210
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$717	$844	$548	$-	$2,109
Depreciation and amortization	$1,870	$2,200	$1,430	$-	$5,500

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

c.	Geographic information:

	Year ended December 31, 2011
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$94,161	$48,157	$60,349	$44,315	$246,982
Total long-lived assets	$2,749	$4,542	$1,465	$1,076	$9,832
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2010
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$93,752	$50,095	$46,585	$47,298	$237,730
Total long-lived assets	$3,263	$4,133	$515	$1,028	$8,939
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2009
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$98,821	$45,206	$39,012	$43,057	$226,096
Total long-lived assets	$3,238	$4,577	$426	$1,174	$9,415
Goodwill	$37,009	$13,208	$-	$-	$50,217

NOTE 19: -	SUBCONTRACTORS

The Company is dependent upon sole source suppliers for certain key components used in its products. Management believes that in most cases other suppliers could provide similar components at comparable terms. A change of suppliers, however, could cause a material delay in manufacturing and a possible loss of sales, which could adversely affect the Company’s operating results and financial position.