Form 20-F
period 2012-12-31
LUMENIS LTD
filed 2013-03-28
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2012
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

P.O. Box 240, Yokneam 2069204, Israel
(Address of Principal Executive Offices)

William Weisel, General Counsel
Telephone number: 011 972 4 959 9356; E-mail address: bill.weisel@lumenis.com;
Facsimile number: 011 972 4 959 9355
Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel
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

218,973,199 Ordinary Shares, NIS 0.1 par value, excluding 35,527 treasury shares, at December 31, 2012.

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

Yes ☐     No ☒

TABLE OF CONTENTS

Page
TABLE OF CONTENTS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
USE OF TRADE NAMES	4
CERTAIN TERMS	5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Financial Data	5
D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	23
C.	Organizational Structure	41
D.	Property, Plants and Equipment	42
ITEM 4A.	UNRESOLVED STAFF COMMENTS	43
A.	Operating Results	43
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses, Etc.	55
D.	Trend Information	55
E.	Off-Balance Sheet Arrangements	55
F.	Tabular Disclosure of Contractual Obligations	55
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A.	Directors and Senior Management	56
B.	Compensation	61
C.	Board Practices	62
D.	Employees	70
E.	Share Ownership.	71
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
A.	Major Shareholders	73
B.	Related Party Transactions	76
ITEM 8.	FINANCIAL INFORMATION	78
A.	Consolidated Statements and Other Financial Information	78
B.	Significant Changes	80
ITEM 9.	THE OFFER AND LISTING	80
A.	Listing Details	80
C.	Markets	80
ITEM 10.	ADDITIONAL INFORMATION	81
B.	Memorandum and Articles of Association	81
C.	Material Contracts	85
D.	Exchange Controls	88
E.	Taxation	88
H.	Documents on Display	95
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	98
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	98
ITEM 15.	CONTROLS AND PROCEDURES	98
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	99
ITEM 16B.	CODE OF ETHICS	99
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	99
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	100
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	100
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	100
ITEM 16H.	MINE SAFETY DISCLOSURE	100
ITEM 17.	FINANCIAL STATEMENTS	101
ITEM 18.	FINANCIAL STATEMENTS	101
ITEM 19.	Exhibits	102
SIGNATURES		104

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our business strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

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

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.     Selected Financial Data.

The selected financial data set forth in the table below has been derived from our audited historical consolidated financial statements for each of the years from 2008 through 2012. The selected consolidated statement of operations data for the years 2010, 2011, and 2012 and the selected consolidated balance sheet data at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Consolidated Statements of Operations Data For the Year Ended December 31,
	(In thousands, except per share data)
	2012	2011		2010	2009	2008

Total revenues	$248,590		$246,982	$237,730	$226,096	$256,465
Operating income (loss)	9,313		5,421	12,071	1,694	(47,945)
Net income (loss)	6,997		690	5,745	2,689	(44,216)
Net earnings (loss) per share - basic and diluted	$0.03	$	*	$0.03	$0.01	$(0.23)

* Less than $0.01

	Consolidated Statements of Operations Data For the Year Ended December 31,
	(In thousands)
	2012	2011	2010	2009	2008

Cash and cash equivalents, short and long-term bank deposits	$27,103	$38,498	$46,874	$26,261	$20,419
Total assets	185,123	207,567	216,427	200,780	194,075
Short-term restructured debt	13,002	17,730	12,298	9,734	23,646
Long-term restructured debt	69,503	82,714	100,449	112,860	115,159
Total debt	82,505	100,444	112,747	122,594	138,805
Capital stock	4,291	4,291	4,192	4,192	4,156
Shareholders' equity (deficiency)	$(198)	$(10,601)	$(12,940)	$(20,449)	$(41,246)

Weighted average number of shares used in computing income per share - basic	218,792	215,844	215,341	208,706	196,067
- diluted	222,031	223,066	219,719	209,402	196,067

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

Negative economic conditions in markets in which we operate have harmed, and may continue to harm, our business. The global economic downturn that began in 2008 has continued and global financial markets, particularly in Europe, which accounts for approximately 14% of our total revenues, continue to be adversely affected by a multitude of factors. Adverse credit conditions, slower economic activity, increased energy costs, renewed inflation, decreased consumer confidence, reduced capital spending, adverse business conditions, liquidity concerns and other factors have mitigated the strength of economic recovery. During uncertain economic times and in tight credit markets, many of our customers and distributors may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for leasing equipment, and may delay or reduce technology purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our higher priced products can be particularly vulnerable to economic uncertainty, since the end users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, in tight economic times where budget deficits are commonplace, hospitals and similar institutions may be less willing or unable to provide the requisite budget for the purchase of our products. For example, although we did not experience a decrease in the sales of our surgical products in 2012, in previous years many hospitals in the United States had implemented a near freeze on the purchase of expensive capital equipment.

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

Our major direct competitors in our principal markets are: in the surgical market, AMS (through its acquisition of Laserscope), Deka Laser Technologies, Dornier MedTech, SSI Laser Engineering, Biolitec AG / CeramOptec, Diomed Inc., Lisa Laser Products OHG, Olympus Corp. / Gyrus ACMI, Karl Storz GmbH, Mm and Niic Co., Ltd., Trimedyne Inc. and Richard Wolf Medical Instruments Corporation; in the aesthetic market, Alma Lasers, Cutera, Cynosure, Deka Laser Technologies, Lutronic Corporation, Palomar Medical Technologies, Sciton,  Solta Medical and Syneron Medical Ltd.; and in the ophthalmic market, Alcon Corporation, A.R.C. Laser GmbH, Carl Zeiss Meditec, Ellex Medical Lasers, Iridex Corporation, LightMed Corporation, Nidek Technologies, Quantel Corporation and Topcon Medical Corporation.

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

Since our market is characterized by evolving technological standards and changes in customer requirements, if we fail to keep up with such changes our business, financial position and operating results will be materially adversely affected.

Our industry, in particular our aesthetic market, is characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future success depends on our ability to keep up with these changes and anticipate our customers’ needs and develop and introduce product enhancements that address those needs. This will require us to design, develop, manufacture, assemble, test, market and support upgrades, enhancements and, where necessary, new products on a timely and cost-effective basis. It also requires continued substantial investment in research and development. In 2012, our research and development expenses were approximately 7.4% of our total revenues, and in 2011 and 2010, such expenses were approximately 6.7% and 6.9%, respectively, of our total revenues. During each stage of the research and development process we may encounter obstacles that could delay development and consequently increase our expenses, which may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Furthermore, demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete. We cannot assure that we will successfully identify new technological opportunities and develop and bring new or enhanced products to market in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness, which is substantial in relation to our shareholders’ equity (deficiency), is subject to floating interest rates and subjects us to debt service obligations that could have a material adverse effect on our continuing liquidity and financial condition.

The total principal amount of our bank debt, which is governed by a debt restructuring agreement, is currently approximately $73.9 million. Prior to our December 2006 debt restructuring and subsequent thereto, in amendments to the debt restructuring in 2008, 2009 and 2012, we sought extensions of principal payment dates for our bank debt. The interest rate payable on the various tranches of our bank debt is LIBOR plus 1.5% (solely in respect of part of the debt repayable in 2013) or LIBOR plus 5.25%. Until repayment of the bank debt, we are subject to certain financial ratio covenants as described under the caption "Financial Covenants" in “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Our ability to make due payment of principal and interest and comply with the financial and other covenants under the debt restructuring agreement is subject to the risk factors described herein, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a downturn in our business or deterioration of general economic conditions. For further information concerning our indebtedness, see “Operating Results” and “Liquidity and Capital Resources” in Item 5 below and “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. Additionally, since all of our debt is subject to floating rates of interest, an increase in LIBOR could materially adversely affect us.

We have a history of operating losses and we may not maintain our current profitability.

Until 2009, we had incurred net losses for each of the previous eight years. Our net losses from 2005 through 2008 were approximately $11.2 million in 2005, $50.3 million in 2006, $28.1 million in 2007 and $44.2 million in 2008. Although we have achieved net income for each of the years 2009 through 2012, we may not be able to maintain profitability on a quarterly or annual basis. If we are unable to do so, our financial condition and the value of our shares may be materially adversely affected.

Most members of our senior management team are new to their positions and may need time to acquire the requisite knowledge of our company and the specific skills necessary to carry out successfully the tasks required of them, which could adversely affect our results of operations.

The majority of the members of our senior management, including our Chief Executive Officer and our Chief Financial Officer, have joined Lumenis or been appointed to senior management since January 2012. Should any members of our senior management fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, our operations may be disrupted and this may adversely affect our results of operations. For details concerning the professional background and qualifications of the members of our senior management, see “Members of Our Senior Management” in Item 6.A below.

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

Laser and intense pulsed light systems are inherently complex in design and require ongoing scheduled maintenance. Despite testing, the technical complexity of our products, changes in our or our suppliers’ manufacturing processes, the inadvertent use of defective materials by us or our suppliers and other factors could decrease product reliability.

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

Boston Scientific Corporation, or Boston Scientific, is one of the major customers for our surgical products in the United States, and most of our urology products sales in Japan are made through Boston Scientific. In addition, in January 2011, we formed a co-marketing alliance with Boston Scientific for the promotion of our laser and fibers in the gastroenterology and interventional fields in the United States.  Any termination or adverse change in this relationship would have a material adverse effect on our business and results of operations.

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

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the PPACA, were enacted into law in March 2010. Certain provisions of the PPACA will not be effective for a number of years, there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. But, because we have significant sales in the United States, the PPACA may materially affect us. Beginning in 2013, the PPACA imposes on medical device manufacturers a 2.3% excise tax on the first sale or use within the U.S. of certain medical devices. As we are subject to such excise tax and as U.S. revenues represent 32% of our total revenues in 2012, this tax burden may have an adverse effect on our results of operations and our cash flows. Other provisions of the PPACA could meaningfully change the way healthcare is developed and delivered in the United States, and may adversely affect our business and results of operations. We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels. The remainder of our revenues are in currencies other than shekels and U.S. dollars. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or that the rate of inflation in Israel will exceed the rate of devaluation of the shekel in relation to the dollar or other currencies or that the timing of such devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, although the dollar appreciated against the shekel in 2011, the rate of devaluation of the dollar against the shekel was approximately 2.4% in 2012 and 6.4% in 2010, which was compounded by inflation in Israel at rates of approximately 1.6% and 2.7% respectively. This had the effect of increasing the dollar cost of our operations in Israel.

Furthermore, because a material portion of our international revenues are not denominated in dollars, strengthening of the dollar versus other currencies, in particular the euro and the Japanese yen, will negatively affect our sales and related dollar revenues. While in 2012 the dollar depreciated in relation to the euro by 2.0%, in 2011 and 2010 the dollar appreciated in relation to the euro by 3.2% and 8.0%, respectively, thereby adversely affecting the dollar value of our European-based sales and related revenues.

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

We depend on international sales, and many of our customers’ operations are also located outside of the United States, which exposes us to risks associated with the business environment in those countries.

Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2012, of our total revenues, approximately 37% were to the Americas (approximately 32% being to the United States), with the remainder divided among the China/Asia Pacific region (approximately 30%); Europe, the Middle East and Africa, which we refer to as EMEA (approximately 17%); and Japan (approximately 16%). Less than 1% of our net sales were to Israel. We anticipate that international sales will continue to account for the vast majority of our revenues in the foreseeable future.

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

Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Our direct sales force consists of approximately 310 employees, and any failure to maintain our sales force could materially adversely affect our business and results of operations. We maintain relationships with over 160 independent distributors internationally, selling our products in over 80 countries through our four regional sales and service centers for: the Americas; China/Asia Pacific; EMEA; and Japan. We generally sell directly in the United States, Germany, Japan, China (including Hong Kong), India and Australia as well as for certain of our products in Italy. Elsewhere, we generally sell our products through our distributors. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor, and our ability to sell our products into that exclusive sales territory, and consequently our business and results of operations, could be materially adversely affected.

We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may limit our revenues and our ability to maintain market share. The loss of the services of these key sales personnel would harm our business and results of operations. Similarly, our distribution agreements are generally terminable at will by either party, and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

If our customers are not fully trained and/ or our products are used by non-physicians, this could result in the misuse of our products and cause adverse treatment outcomes, which could harm our reputation, involve us in product liability litigation, divert management’s attention and result in additional costs, all of which could adversely impact our business and results of operations.

In the United States, we sell our products to, or on the order of, qualified physicians. The types of practitioners covered by the definition of a qualified physician vary from state to state. Outside the United States, we sell in jurisdictions that do not require specific qualifications or training for purchasers or operators of products. Although we require medical supervision of the procedures performed with our products, and provide product training to the purchasers or operators of our products, there is a risk that our products may be purchased or operated by physicians with varying levels of training, and in some jurisdictions, by practitioners such as nurses, chiropractors and technicians. A lack of adequate training and/or the purchase and use of our products by non-physicians may result in the misuse of our products, which in turn could give rise to adverse treatment outcomes, which could harm our reputation and adversely impact our business. In the event such adverse treatment outcomes result in product liability litigation, this could divert management’s time and attention and subject us to liability, including legal expenses, which could adversely affect our results of operations.

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

In the event that products that we manufacture or sell prove to be defective, we may voluntarily recall them or implement a field correction. Alternatively, the FDA or other regulatory authorities with oversight could require us to implement a recall or a field correction, or a manufacturer or distributor of one of the products that we distribute could require us to implement a recall or field correction. Any such recall or correction could have a material adverse effect on our business, financial condition and results of operations.

We and several of our subsidiaries are currently under examination by local tax authorities and may be subject to additional tax demands, interest and penalties, which may adversely affect our financial condition.

The amounts of tax ultimately paid by us may deviate significantly from amounts for which we have made provision in our financial statements. Currently, our subsidiary in Germany is subject to a tax audit in respect of fiscal years 2008 through 2010 and a payroll audit in respect of fiscal years 2008 through 2011 by the German Tax Authorities. In addition, our subsidiary in India is under examination for tax in respect of the fiscal year 2009.

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

Internally generated funds, together with available cash, may not be sufficient to meet our day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements. The level of internally generated funds is subject to the risk factors described herein, and must be viewed in light of our earlier history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will again need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all, and could be limited by our need to comply with the negative covenants contained in the debt restructuring agreement governing our bank debt (For additional details, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below). If additional financing were to be in the form of equity, it could result in substantial further dilution to our shareholders, as occurred in connection with the issue of shares and warrants under share purchase agreements in December 2006 and June 2007, in which we raised an aggregate of $120.0 million and $30.0 million, respectively, and, to a lesser extent, in an equity financing in June 2009, in which we raised an aggregate of $15.0 million from our two existing major shareholders and a new external investor investing through two parallel funds.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years. If it should become necessary to write off a material part of this goodwill, our results of operations would be materially adversely affected.

As of December 31, 2012, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us in previous years. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should a test reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write off the amount of the impairment. In 2008, we recorded impairment of goodwill in the amount of approximately $22.6 million in respect of our Aesthetic business. A substantial impairment of goodwill could materially adversely affect our results of operations.

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

Our ability to sell our products is subject to various federal, state, national and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, to which we refer as an IDE, granted by the FDA, allowing human clinical trials and gathering of relevant clinical data in support of demonstrated product adequacy. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. If a product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, to which we refer as a PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

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

The approval and clearances processes are highly uncertain and are subject to legislative and regulatory change.  Even if the FDA approves a PMA or clears a product under section 510(k), the agency may so limit the intended uses of the market so that it is not commercially feasible to market the product for the limited uses approved or cleared by the FDA. Moreover, any facility where the device is made must be registered with the FDA and subject to inspection by the agency.

Following clearance or approval, marketed products are subject to continuing regulation and facilities are subject to unannounced inspections. We are required to adhere to the FDA’s Quality System Regulation, to which we refer as QSR, and similar regulations in other countries, which include design, testing, production, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

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

In addition, more countries have been introducing environmental legislation, such as the E.U. and the directives it has issued in this respect As a result, we may be required to expend significant amounts of both time and money to ensure that we are in compliance with these requirements. In addition, any changes to these laws or requirements (or their interpretation and enforcement) may require us to make changes to our products or our manufacturing processes.  If we fail to comply with environmental laws and regulations that affect our products, we could incur criminal or civil fines, penalties or other damages, which could be substantial. We might also have limitations placed on our business operations that could have an adverse effect on our financial results.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 233 patents worldwide and have applied for approximately 69 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. For additional details concerning our intellectual property, see “Patents and Intellectual Property” in Item 4.B below. If we are unable to maintain the security of our proprietary technology, it could materially adversely affect our competitive advantage, business and results of operations.

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

We are incorporated in Israel and our principal executive offices, one of our two principal manufacturing facilities, a substantial portion of our research and development facilities and our Surgical and Aesthetic business units are located in Israel. Furthermore, our main subcontractors are also located in Israel. As a result, political, economic and military conditions in Israel and elsewhere in the Middle East could directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon supported by Iran and Syria, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In November 2012, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced a military operation in Gaza in an attempt to prevent the rocket attacks and disrupt the capabilities of the militant organization. Direct negotiations between Israel and the Palestinian Authority with the ultimate aim of reaching an official “final status settlement” are currently suspended and it is by no means clear if, and when, they will be restarted. In addition, Israel faces threats from more distant neighbors, in particular, the Islamic Republic of Iran, an ally of Hezbollah and Hamas.

Since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979, and the outbreak of civil war in Syria. It is uncertain what impact these changes may have on Israel's relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

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

Generally, all male adult citizens and permanent residents of Israel under the age of 45 (or older in specific instances) are, unless exempt, obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. Currently, many of our employees are obligated to perform annual reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, as was the case in connection with Israel’s military campaigns in Gaza in December 2008, January 2009 and November 2012, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

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

We have received in the past, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. However, apart from a grant returned in January 2011, we had not received any such grants from the Office of the Chief Scientist since at least 2001. During 2012 we applied to the Office of the Chief Scientist and received approval for two grants in the aggregate amount of $0.4 million, but as of March 27, 2013 such grants have not been received by us and we cannot assure you that we will receive any grants in the future. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist may require us to notify or to obtain a prior approval from the Office of the Chief Scientist. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the appropriate approval. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges. The Office of the Chief Scientist is currently carrying out a full review of all royalties paid, or to be paid, by us in connection with all grants received by us from the Office of the Chief Scientist, which could result in our being required to pay to the Office of the Chief Scientist additional royalties and interest. For additional details, see “Israeli Tax Considerations and Government Programs - Tax Benefits and Grants for Research and Development” in Item 4.B below.

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

Risks Related to an Investment in Our Shares.

Each of Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholders’ vote.

Viola-LM Partners L.P. currently has voting power in respect of approximately 45.3% of the total voting rights in Lumenis (approximately 46.3% assuming exercise of outstanding warrants and options beneficially owned by Viola-LM Partners L.P. and its general partner) and XT Hi-Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.) and its affiliates currently have voting power in respect of approximately 34.9% of the total voting rights in Lumenis (approximately 35.5% assuming exercise of outstanding warrants held by XT Hi-Tech Investments (1992) Ltd.). For additional details relating to the share ownership of our Major Shareholders, see “Ownership by Major Shareholders” in Item 7.A below. Although Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd. purchased our ordinary shares separately and have not entered into any voting agreement between themselves with respect to our shares, they are collectively able to elect a majority of the members of our board of directors, and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment to our articles of association and any approval of a merger), their vote could determine the result on such matter. Their voting power and the concentration of voting power in their hands could have the effect of delaying or preventing an acquisition of our Company on terms that other shareholders might find attractive or of approving an acquisition of our Company on terms other shareholders might find unattractive.

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

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, to which we refer as PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2012. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2013 or in any future year.

ITEM 4.               INFORMATION ON THE COMPANY.

A.     History and Development of the Company.

Our legal and commercial name is Lumenis Ltd., and we were incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. and subsequently, from 1995, under the name ESC Medical Systems Ltd. In January 1996, we completed an initial public offering of our ordinary shares in the United States. In 1998, we acquired Laser Industries Ltd. and, in 2001, we purchased Coherent Medical Group, to which we refer as CMG, the medical division of Coherent, Inc. On September 13, 2001, we changed our name to Lumenis Ltd. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam 2069204, Israel and our telephone number in Israel is (+972)-4-959-9000. Our World Wide Web address is www.lumenis.com. The information contained on our website is not a part of this annual report.

We are engaged in the development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of laser and intense pulsed light, to which we refer to as IPL, products, for use in ear, nose and throat (ENT, also known as otolaryngology) treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. In August 2012, we have also began distributing an ultrasound solution in the field of body shaping and contouring.

Recent Business Developments.

Distribution Agreement with Sound Surgical Technologies

In August 2012, we expanded  into the field of body shaping and entered into a distribution agreement with Sound Surgical Technologies, an American based company, which we refer to as SST, pursuant to which we distribute its VASER Shape MC1 System in North America.  The VASER Shape MC1 System combines ultrasonic diathermy and massage therapy to reduce the appearance of cellulite, improve local blood circulation, relieve muscle aches, pain and muscle spasms. See “Business Overview- Aesthetic Strategic Business Unit” in Item 4.B below.  In the event of a change in control in SST, our arrangement with SST allows SST to terminate the distribution agreement within 180 days. In February 2013, Solta Medical Inc. announced its acquisition of SST.

Distribution Agreement with Fotona d.d.

In August 2012, we entered into a distribution agreement with Fotona d.d, a Slovenian based company, pursuant to which we exclusively distribute its QX MAX Q- Switched laser in North America. The QX MAX serves aesthetic practitioners in treatment of pigmented and vascular lesions, acne scars and wrinkle reduction, and removal of colored ink tattoos. See “Business Overview- Aesthetic Strategic Business Unit” in Item 4.B below.

Distribution Agreement with Valon Lasers Ltd. Oy.

In October 2011, we entered into a business cooperation and product distribution agreement with Valon Lasers Ltd. Oy., a Finnish  based company, pursuant to  which we exclusively distribute its pattern scanning photocoagulation laser platform for retinal applications, the Valon, in Japan and China. See “Business Overview- Lumenis Vision (Ophthalmic) Strategic Business Unit” in Item 4.B below.

Co-Marketing Alliance with Boston Scientific

In January 2011, we entered into a co-marketing alliance with Boston Scientific’s Endoscopy Division, under which Boston Scientific will be our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

New Subsidiaries

In December 2011, we established Lumenis (Australia) Pty Ltd. a new wholly-owned sales and marketing subsidiary in Australia. In April 2012, we established Lumenis (Singapore) Pte. Ltd.  a new wholly-owned sales and marketing subsidiary in Singapore.

Relocation of the operations of our Surgical and Aesthetic business units

During the first quarter of 2012, we relocated the operations of our Surgical and Aesthetic business units from Santa Clara, California, to Yokneam Israel.

Change of Chief Executive Officer

In May 2012, Mr. Dov Ofer stepped down as our Chief Executive Officer and was replaced by Ms. Zipora (Tzipi) Ozer-Armon, our current Chief Executive Officer. For details of Ms. Ozer Armon’s professional background and qualifications, see “ Members of our Senior Management” in Item 6.A below.

Principal Capital Expenditures and Divestitures since January 1, 2010.

In 2010, 2011 and 2012, our capital expenditures amounted to $2.1 million, $2.8 million and $3.8 million, respectively, of which $0.7 million, $0.3 million and $0.6 million, respectively, related to the implementation of a company-wide enterprise resource planning (or ERP) system, commenced in the second half of 2007, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investments in machinery, equipment and tooling, information technology, which we refer to as IT, systems and leasehold improvements, primarily in Israel.

B.     Business Overview.

Our laser and light-based systems are designed for use in a variety of medical environments. The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices and private clinics.

Lumenis Technology

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

Intense Pulsed Light Technology, which we refer to as IPL.  IPL uses thermal energy generated by a broad band intense pulsed light source to selectively target unwanted lesions without damaging the surrounding tissue. IPL uses a combination of intense pulses of light and different cut-off filters. The IPL technology is used in our aesthetic products primarily for: skin rejuvenation; non-invasive treatment of varicose veins and other benign vascular lesions; removal of benign pigmented lesions, such as age spots and sunspots; facial vascularity such as rosacea; and hair removal.

Surgical Strategic Business Unit.

We, or companies whose operations we acquired, have been among the leaders in the surgical marketplace since the 1980’s. Through our Surgical business unit, we are a leader in holmium laser technology for the minimally invasive treatment of benign prostatic hyperplasia, which we refer to as BPH, and urinary lithotripsy. Our CO2 laser based product is a leader in the ear, nose and throat, which we refer to as ENT, laser market. In 2012, we derived approximately 39% of our total revenues from sales by our Surgical business unit.

Strategy.

Our strategy for our Surgical business focuses on developing products and procedures that lead to strong clinical outcomes justified by sound health economics. In addition, we have extensive development programs focusing on delivering light based therapies in innovative, minimally invasive procedures. Minimally invasive surgery procedures are performed through one or more tiny incisions instead of one large opening. The trend toward such surgery has gained wider acceptance and, in recent years, such minimally invasive surgery has taken a further step towards introducing approaches and technologies designed to meet both physician requirements and patient expectations. Among the approaches leading this trend are:

•
Natural orifice transluminal endoscopic surgery. This is a technique whereby operations can be performed with an endoscope passed through a natural orifice (for example, the mouth or anus), thus avoiding any external incisions or scars.

•
Single port laparoscopic surgery. Laparoscopic surgery involves inflating the abdomen with an inert gas (CO2) and performing an operation guided by view through a thin camera tube along with several long thin instruments. In single port surgery, these are inserted through a single port buried in the belly button to accommodate both the instruments and the camera.

•	Robotic surgery. This involves the use of robots in performing surgery.

Surgical Laser Technologies.

Our surgical systems use the following technologies:

•	CO2;

•	Ho:YAG; or

•	Q-switched Nd:YAG.

Surgical Product Range.

We offer a broad range of surgical laser systems and accessories for sale to hospitals, outpatient clinics and ambulatory surgery centers, and to medical practices to meet the growing in-office procedure demand. Our laser system surgical products include the following:

VersaPulse PowerSuite Lasers.  We offer six VersaPulse PowerSuite lasers, which are used by physicians in minimally invasive surgical applications. They are:

• 100W Holmium Laser:	This laser is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Holmium Laser:	This is used for incising tough fibrous or cartilaginous material. It is useful for moderate- to high-energy procedures.
• 60W Holmium Laser:	This is commonly used for performing intercorporeal lithotripsy.
• 20W Holmium Laser:	This is also commonly used for performing intercorporeal lithotripsy.
• 30W Holmium Laser:	This is also commonly used for performing intercorporeal lithotripsy.
• Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer. Physicians use it for numerous applications in many specialties.

UltraPulse SurgiTouch.  UltraPulse SurgiTouch is a high-end, high-energy, short-pulse-duration CO2 laser that serves a broad range of clinical applications through ablation, vaporization, excision or incision of soft tissues in ENT, gynecology and general surgery (as well as aesthetics, see “Aesthetic Strategic Business Unit” below).

AcuPulse Series.  This line of CO2 systems, introduced at the end of 2008, has replaced our earlier Compact CO2 systems, although the Compact system continued to be available until the end of 2012. The AcuPulse system, offering powers of 30 or 40 watts, combines portability with high performance. These lasers, which have an intuitive user interface, are advantageous for small operating theaters and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of our CO2 systems using our SurgiTouch scanning technology.

In September 2010, we introduced the FiberLase CO2 fiber, powered by our AcuPulse 40WG CO2 laser for multi-application use. The AcuPulse 40WG CO2 laser offers 40 Watts of fiber input power, which we believe is unique among CO2 waveguide systems on the market. The flexible FiberLase fiber also has among the lowest beam divergence of comparable devices. The combination of high power and low beam divergence results in faster treatment times and a more precise and consistent tissue effect. Unlike other flexible CO2 fiber systems, the AcuPulse 40WG has a diode-aiming beam delivered to the tip of the FiberLase fiber, allowing accurate targeting of the tissue being treated, and, as a disposable fiber, the FiberLase fiber reduces the risk of patient-to-patient contamination.

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

Our Compact 30/40C products are due to be phased out during 2013.

Products Under Development (Surgical).

Our surgical product development platforms focus on improving our VersaPulse Power Suite Holmium and related fibers and accessories, UltraPulse SurgiTouch and AcuPulse CO2 lasers and CO2 WG flexible fibers and accessories, as well as creating more surgical and interventional applications for our products. In addition, we are evaluating other laser sources such as intense diode lasers, thulium lasers and fiber lasers.

Marketing, Distribution & Sales (Surgical).

The strategic planning and strategic marketing for our Surgical business unit were relocated to Yokneam, Israel from Santa Clara, California, in the first quarter of 2012. Our surgical products are distributed and marketed through a global network of direct sales representatives, medical distributors and strategic partners.

In the United States, our largest surgical market, distribution is carried out by a combination of direct sales representatives and under a series of distribution agreements with Boston Scientific, dating back to 2001, the most recent of which was entered into in December 2011. Our direct sales organizations sells surgical (as well as ophthalmic) lasers to hospitals, ambulatory surgery centers and physician offices in five clinical areas: urology, ENT, gynecology, gastroenterology and ophthalmology. In the United States, Boston Scientific has the exclusive distribution rights for our holmium laser fibers for urology and, in addition, we and Boston Scientific co-distribute holmium lasers for urology. In January 2011, pursuant to a co-marketing alliance with Boston Scientific’s Endoscopy Division, Boston Scientific became our exclusive marketing partner in the United States for the promotion of our lasers and fibers in the gastroenterology and interventional pulmonology fields.

In Japan, Boston Scientific Japan has the exclusive distribution rights for our holmium lasers and fibers for urology, other than the Dual Wavelength Laser which we also sell through our own direct channels. With respect to ENT, gynecology and gastroenterology, we sell through our own direct or distributor sales channels in all regions of the world, including the United States.

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

Aesthetic Strategic Business Unit.

We are a prominent participant in the aesthetic market and supply solutions for most laser and IPL aesthetic and medical dermatological applications. In August 2012, we also began distributing an ultrasound solution in the field of body shaping and contouring. In 2012, we derived approximately 36% of our total revenues from our Aesthetic business.

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

M22 and Lumenis One families. Our Lumenis One system is a multi-technology and multi-application customizable and upgradeable platform. In late 2009, we introduced our M22 streamlined tabletop modular, multi-application platform, which features the universal IPL module with six interchangeable easy-to-use ExpertFilters, and Nd:YAG, and incorporates Lumenis’s proprietary Optimal Pulse Technology (OPT) and Multiple-Sequential Pulsing. In addition, in March 2013, we launched ResurFX, our new fractional non-ablative laser module of the M22 family, which is currently pending FDA clearance. These platforms offer the following technologies:

•	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

•	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions; and

•	LightSheer diode laser for hair removal (Lumenis One system only).

Our Lumenis One family of products is due to be phased out during 2013.

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

Ultrapulse with ActiveFX, DeepFX, ScaarFX, and the AcuPulse CO2 family.

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

•	DeepFX fractional treatment treats microscopic columns in skin for deeper results and effects on wrinkles and scars. Both Deep FX and Active FX are now used to treat traumatic dermal injury.

•	ScaarFX fractional treatment treats deep scars and can penetrate up to four millimeters (mm) into the skin. It is used for treating traumatic, surgery and burn scars.

•
The AcuPulse is our high performance, fully ablative and fractional ablative CO2 system, designed for ease of use featuring SuperPulse technology. This product is designed to make high performance fully ablative and fractional ablative skin treatment and is more affordable for hospital, clinic and physician practice. Multi-Mode for the AcuPulse, intended for the  treatment of  superficial imperfections, was launched in April 2011. During 2012 we added four  new modes to the AcuPulse system: the Combo mode, which treats both superficial lesions, such as wrinkles or sun damage, and deep lesions in one single scan; the StretchTouch mode, which implements the SuperPulse technology in treating skin furrows on larger body surfaces;  the ToeTouch mode, which treats toe nail fungus; and the FineTouch mode, which offers precise ablation and coagulation of irregular pigmented lesions of various depths.

VASER Shape System. In August 2012 we became the distributor of Sound Surgical Technologies’ VASER Shape MC1 System in North America. The VASER Shape technology uses a combination of ultrasonic diathermy and massage therapy to reduce the appearance of cellulite, improve local blood circulation, relieve muscle aches, pain and muscle spasms. The VASER Shape System includes a lymphatic drainage hand piece and an ultrasonic hand piece with dual transducers that emit a double beam of controlled, overlapping ultrasound energy to smooth and shape the body by heating the fatty tissue layer. The VASER Shape is FDA cleared for relief of minor muscle aches, pain and muscle spasms, temporary improvement in local blood circulation, and temporary reduction in the appearance of cellulite.

QX MAX Q-Switched laser. In August 2012, we became the exclusive distributor of Fotona d.d’s QX MAX Q-Switched laser in North America. The QX MAX serves aesthetic practitioners in treatment of pigmented and vascular lesions, acne scars ,wrinkle reduction, and removal of colored ink tattoos. With five lasers in one system, QX MAX has the highest single pulse energies for large spot treatment. QX MAX’s wavelength is minimally absorbed in melanin, which allows the safe use for all skin types, including darker skin types.

 IPL Quantum.  Our IPL Quantum family of systems, which is being largely replaced by the M22 system, is due to be phased out during 2013.

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

Marketing, Distribution & Sales (Aesthetic).

The strategic planning and strategic marketing for our Aesthetic business unit were relocated to Yokneam, Israel from Santa Clara, California, in the first quarter of 2012. We have a substantial direct sales presence for our aesthetic and dermatological products in the United States, China, Japan, India, Germany ,Italy and Australia. Elsewhere, sales are generally effected through a network of distributors. For additional information, see “Marketing, Distribution and Sales” in this Item below.

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

Lumenis Vision (Ophthalmic) Strategic Business Unit.

Lumenis Vision, our ophthalmic business unit, is one of the world’s largest manufacturers of laser-based ophthalmic systems for the treatment of various ocular pathologies. We, or companies whose operations we acquired, have been among the technological and market leaders in the ophthalmic laser field since introducing the first ophthalmic argon laser photocoagulator system in 1970. We have achieved a widespread reputation for our clinically innovative product solutions, advanced laser technology and knowledgeable after-sale support, with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. In 2012, we derived approximately 25% of our total revenues from our Ophthalmic business.

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

Ophthalmic Product Range.

We currently market the following products for ophthalmology applications:

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

•
Vision One: This is a DPSS modular multi-wavelength photocoagulator  laser that emits at 532nm (green), 577nm (yellow) and 659nm (red) wavelengths. A multi-wavelength photocoagulator enhances the physician’s ability to treat retinal patients by utilizing wavelengths with different light absorption characteristics - specifically targeting the three major chromophores that are of primary relevance in retinal surgery: melanin, hemoglobin, and xanthophyll. Vision One allows the physician to select a specific wavelength that will reach and be maximally absorbed by the target chromophore while minimally absorbed by competing ocular Chromophores. Vision One is intended to replace Novus Varia during 2013.

InSight. This is a fully integrated laser delivery technology with slit lamp biomicroscope capabilities for retina visualization. InSight successfully addresses some of the well-known challenges in ophthalmic laser delivery devices, in particular, clear visualization of the retina (including the periphery) and precise laser delivery to the target tissue. The InSight incorporates our co-linear (CoLin) design, which projects both illumination and laser beam on the same pathway. The CoLin mechanism is controlled directly through the InSight’s integrated joystick, which features our AcuGuide technology for fine movement and beam manipulation.

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

Alcon WaveLight. In January 2011 we became the exclusive distributor of the Alcon Wavelight refractive product line in China, which includes Excimer Lasers and Femtosecond Lasers as well as their directly related supporting diagnostic equipment. The Alcon Wavelight product line is designed to correct refractive visual errors (commonly referred to as laser eye correction), negating or mitigating the need for the patient to wear corrective eyewear such as eyeglasses.

Valon. In October 2011 we became the exclusive distributor of the Valon pattern scanning photocoagulation laser system, which is used predominantly for retinal applications. The Valon system is designed to significantly reduce pan-retinal photocoagulation treatment time by nearly 70% compared to standard photocoagulation, while also reducing collateral thermal damage to retinal tissue.

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

Products Under Development (Ophthalmic).

Our new ophthalmic product development is focused primarily on developing next-generation laser technologies that facilitate and expedite laser delivery to target tissue. To achieve that purpose we explore new and advanced laser media, delivery technologies and delivery methodologies. Specifically, we are in the process of developing software-based solutions to augment the capabilities of our lasers, including image-guidance technologies.

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

Service and Customer Support.

Service and customer support is provided globally for our products either by Lumenis personnel within service departments in the majority of those countries in which we sell our products directly (see “Marketing, Distribution and Sales” in this Item below), or elsewhere, by local independent distributors supported by our geographic or global support centers. In 2012, we derived approximately 20% of our total revenues from the sale of services and customer support.

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

Marketing, Distribution and Sales.

We have established four regional centers, as described below, to coordinate local sales, marketing, service and administrative functions for all of our product systems. Strategic planning and strategic marketing are generally now situated in Israel. In addition to the sale of products, we generate revenues from the sale of services (including services provided under maintenance agreements) and sales of parts, accessories and consumables. We sell our products directly primarily in six countries: the United States, Germany, Japan, China (including Hong Kong), India and Australia, with sales of certain lines of products in Italy also being effected directly. We sell the remainder of our products through our global distributor networks, consisting of over 160 independent distributors. These distributors sell our products in over 80 countries worldwide.

We have a regional sales, service and administrative center in each of the following geographic areas:

•
Americas, headquartered in San Jose, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, approximately 85% of our revenues are in the United States, nearly all of which, apart from those sales in the surgical market effected under marketing and distribution agreements with Boston Scientific (see above under the caption “Surgical Strategic Business Unit – Marketing Distribution & Sales – Surgical”), are direct to customers through our sales personnel in the United States. The remainder of sales in the region are almost all distributor sales, through a network of almost 20 distributors.

•
China, headquartered in Beijing, and Asia Pacific, headquartered in Hong Kong, Gurgaon (near Delhi), and Melbourne, Australia, which are responsible for direct sales operations in the People’s Republic of China, Hong Kong, India and Australia, as well as distributor sales in the other countries in Asia and in the rest of the world that are not covered by other centers.

•
EMEA, covering Europe, the Middle East and Africa, headquartered near Frankfurt, Germany, which is responsible for direct sales of certain of our product lines in Germany and Italy and for distributor sales in these countries and the rest of  Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 95 distributors. The EMEA headquarters also manages our main distribution center outside the United States. In our EMEA market, we have a presence in over 50 countries. Approximately 70% of our total revenues in such market are to distributors, and approximately 30% of our total revenues are direct to customers through our sales personnel. Germany, the United Kingdom, Italy, Spain and the Russian Federation  are our largest European sub-markets.

•
Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In our Japanese market, most of our revenues are direct to customers through our sales personnel in Japan and/or through a network of local dealers, except for surgical products for urology, which are sold through Boston Scientific Japan.

We outsource the major part of our global transportation and part of our warehousing activities to UPS, which provides logistics, warehouse management, customs and transportation services. However, in a number of territories, we use vendors other than UPS. In addition, we have outsourced our global information technology services to Hewlett-Packard, which acquired EDS (Global), which previously provided us with such services. The agreement with Hewlett-Packard is due to expire in 2013. We are currently evaluating alternatives following the expiration of the Hewlett-Packard agreement, including the option of in-sourcing our global information technology services.  We do not anticipate that the expiration of the Hewlett-Packard agreement will have a material effect on our results of operations.

Seasonality of Business.

We generally sell more of our products during the second and the fourth fiscal quarters than in the first and third fiscal quarters. We believe that this is because during the third fiscal quarter many physician customers take summer vacation, and during the first fiscal quarter, the celebrations of Chinese new year delay our activities in the China/Asia Pacific region and many hospitals and medical organizations have not yet assessed their needs and budgets for the upcoming year.

Breakdown of Total Revenues by Activity and Geographic Market.

See “Breakdown of Revenues by Activity and Geographic Market” in Item 5.A below for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

Manufacturing.

We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured; and Salt Lake City, Utah, where ophthalmic products are manufactured. We have also recently established a small manufacturing and refurbishing center in China for key components for our ophthalmic products. We have outsourced the manufacture of some of our aesthetic and surgical products.

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

Some of our critical components are supplied by sole sources. Due to their sophisticated nature, certain components must be ordered more than six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three- to nine-month estimate of future orders.

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

Research and Development.

Our research and development strategy is, and has been during the last three fiscal years, to develop high-end capital devices and disposables for medical specialists in premium and high–end markets and to establish and maintain a competitive advantage. Our research and development efforts are conducted at our facilities in Yokneam, Israel; Salt Lake City, Utah; and Beijing, China. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts. The dollar amounts spent on research and development in each of the last three fiscal years appear in the tables under the headings “Year Ended December 31, 2012 Compared with Year Ended December 31, 2011” and “Year Ended December 31, 2011 Compared with Year Ended December 31, 2010” in Item 5.A below.

We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in this Item below.

Patents and Intellectual Property.

We have obtained and now hold approximately 154 patents in the United States and 79 patents outside of the United States and have outstanding applications for approximately 37 patents in the United States and 32 patents outside of the United States. We rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of 20 years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of 20 years from filing or 17 years from the issue date.

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

Government Regulation.

The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the European Union, or the E.U. and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under United States federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time-consuming and subject to unanticipated delays.

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

General Corporate Tax Structure in Israel.

The regular rate of corporate tax to which Israeli companies were subject in 2012 was 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below.

In addition, commencing 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments.

The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise” a “Privileged Enterprise” or a “Preferred Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, to which we refer as an FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investments in the parent company.

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

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of an FIC, which is at least 49% owned by non-Israeli residents. As of December 31, 2012, we did not have any income attributed to Privileged Enterprise status.

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

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. As of December 31, 2012, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $4.5 million, which will be repaid to the government in the form of royalties on sales of those products if and when such developed products reach the market. In November 2011, the OCS commenced a full review of all royalties paid, or to be paid, by us in connection with all participation payments received to date by us from the OCS.

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

C.     Organizational Structure.

Lumenis Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most important of which are the following wholly owned subsidiaries:

•	Lumenis Inc. (incorporated in the United States);

•	Lumenis (Germany) GmbH (incorporated in Germany);

•	Lumenis (Italy) SRL (incorporated in Italy);

•	Lumenis (UK) Limited (incorporated in the United Kingdom);

•	Lumenis (also known as Ke Yi Ren) Medical Laser Equipment Trading (Beijing) Co. Ltd. (incorporated in China);

•	Lumenis (HK) Ltd. (incorporated in Hong Kong);

•	Lumenis Japan Co. Ltd. (incorporated in Japan);

•	Lumenis India Private Ltd. (incorporated in India);

•	Lumenis (Australia) Pty Ltd. (incorporated in Australia)

•	Lumenis (Singapore) Pte. Ltd. (incorporated in Singapore)

See also the list of subsidiaries appended to this annual report as Exhibit 8.

D.     Property, Plants and Equipment.

Our principal executive offices are in Yokneam, Israel, and our principal engineering, manufacturing, shipping and service operations are located in facilities in Yokneam, Israel and in Salt Lake City, Utah. For information concerning which of our products are produced at which of these facilities, please see “Manufacturing” in Item 4.B above. Our research and development efforts are conducted at our facilities in Yokneam; Salt Lake City; and Beijing, China.

All of our facilities are leased, as we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)

Yokneam, Israel (1)	172,200
Salt Lake City, Utah (2)	68,200
San Jose, California (3)	15,200
China /Asia Pacific (4)	45,100
Europe (5)	18,600
Japan (6)	22,400
Total	341,700

(1)
We moved to our Yokneam facilities, housing our headquarters, in April 2010. The square footage includes approximately 43,000 square feet of warehouse facilities but excludes parking facilities. Approximately 23,000 square feet of office space is currently unutilized. The lease is for a term of ten years from April 25, 2010, with an option to renew for an additional ten years. The annual lease payments for these facilities are approximately $2.2 million.

(2)
The principal building that comprises our Salt Lake City facility (of approximately 57,000 square feet) was owned by us until 2006, when it was sold and leased back to us under a lease currently extended until June 2014. The remainder comprises a warehouse facility of approximately 11,100 square feet.

(3)
We moved to our new facilities in San Jose in November 2012, pursuant to a lease agreement dated August 16, 2012 which expires in 63 months. We currently utilize all of the square footage of this facility, which includes approximately 1,000 square feet of warehouse facilities.

(4)
Situated in several cities throughout China, as well as in Hong Kong and in Gurgaon (near Delhi), India, Melbourne, Australia and Singapore. Consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities in China.

(5)	Consists primarily of sales/marketing offices, in Germany, Italy and the United Kingdom and includes approximately 5,500 square feet of warehouse facilities
(6)	Situated in several cities throughout Japan and consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities.

Apart from our facilities in Israel, the only new offices opened by us since January 1, 2010 are:

•
the relocation of our California facilities from Santa Clara to San Jose (November 2012), and the relocation of our offices in the UK (to Elstree, Hertfordshire, UK in May 2012), Hong Kong (July 2010) and Rome (September 2011), in all cases to new, smaller, facilities;

•	the relocation of our offices in Gurgaon, India (February 2011), Beijing, China (July 2011) and Shanghai, China (October 2011) to new, larger, facilities; and

•	our new offices in Melbourne, Australia (January 2013) and Singapore (March 2013).

The debt to Bank Hapoalim B.M. is secured by liens on substantially all of our assets. For further information regarding this debt, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

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

A.     Operating Results.

Overview

We operate internationally in the development, manufacture, marketing, sale and servicing of laser and light-based systems and accessories for surgical, aesthetic and ophthalmic applications. We offer a broad range of products, for use in ENT treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. In addition, we recently began distributing an ultrasound solution in the field of body shaping and contouring. Revenues from the sale of these products and from the sale of related parts, accessories and consumables have accounted for approximately 80% of our total revenues in each of the past three years. In addition, we also generate revenues from the sale of related services, including services provided under maintenance agreements.

The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices and private clinics. We market, sell and service our products primarily through our direct sales force and customer service employees in the following six countries: the United States, Germany, Japan, China (including Hong Kong), India and Australia, with sales of certain product lines in Italy also being effected directly. We sell the remainder of our products through our global distributor networks, consisting of over 160 independent global distributors. These distributors sell our products in over 80 countries worldwide.

Since 2009, we have seen growth in our annual gross revenues. From a geographic perspective, while the Americas remains our most important region, accounting for approximately 38% of our total revenues in each of the past three years, we have experienced growth in our sales and services provided in the China / Far East region, which, since  2011, surpassed the Europe, Middle East and Africa region (EMEA) as the second-largest region in which our revenues are generated.

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

•       We intend to expand our products into new segments that leverage our existing channels and technologies.

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

In instances where revenue is derived from sale of third-party vendor products and we are a principal in the transaction, we generally record revenue on a gross basis and record costs related to a sale within cost of revenue.  In those cases where we are acting as an agent between the customer and the vendor, revenue is recorded net of costs in accordance with ASC 605-45.

Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees. or third party insurance. An allowance for doubtful accounts is provided with respect to specific debts that we have determined to be doubtful of collection. For those debts not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates. At December 31, 2012 and 2011, the allowance for doubtful accounts amounted to $2.4 million and $2.8  million, respectively.

Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors as detailed below. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value, and such reserves are charged to cost of goods sold. Factors influencing these reserves include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. During 2012, 2011 and 2010, we recorded write-offs for inventory no longer required in amounts of approximately $4.0 million, $5.8 million and $2.5 million, respectively.

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

The basis for our reporting units determination for goodwill impairment testing for 2012 and 2011 and in preceding periods was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

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

In 2012, 2011 and 2010, no impairment losses were recorded as the fair value of all business units exceeded their carrying value.

Provision for warranty obligations.  We generally provide a twelve-month warranty on a majority of our products. However, in some instances we provide a more extended warranty of up to three years for systems sold to end users. The warranty period begins upon shipment, installation, or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time the revenue was recognized from the sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience, increases in warranty expense could be necessary. At December 31, 2012 and 2011, warranty reserves were $5.4 million and $6.5 million, respectively.

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

During 2012 and 2011, we repaid the Bank principal payments of $15.1 million and $10.0 million, respectively, and incurred interest in amounts of $4.1 million and $3.4 million, respectively, of which the amounts of $1.2 and $1.1 million , respectively, were recorded as interest expenses based on the new effective interest rate, as described below, while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 amendment to the restructuring agreement governing our Bank debt (see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below), we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At December 31, 2010, December 31, 2011 and December 31, 2012, the new effective interest rate was an annual rate of 0.95%, 0.92%, and 1.17%, respectively. The changes in the effective interest rates in respect of the aforesaid dates resulted from changes in LIBOR and changes in the weighted average interest on our loan.

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

Results of Operations.

The following table presents consolidated statement of operations data for the fiscal years indicated as a percentage of total revenues.

	For the Year Ended December 31,
	2012	2011	2010
Revenues
Products	80.0%	80.9%	79.6%
Services	20.0	19.1	20.4
Total revenues	100.0	100.0	100.0
Cost of sales
Products	39.1	42.9	40.2
Services	11.3	11.5	11.9
Total cost of revenues	50.4	54.4	52.1
Gross profit	49.6	45.6	47.9
Research and development expenses, net	7.4	6.7	6.9
Selling and marketing expenses	30.2	29.5	29.3
Legal settlements, net	-	0.3	(0.8)
General and administrative expenses	8.2	6.8	7.5
Total operating expenses	45.8	43.3	42.9
Operating income	3.7	2.3	5.0
Financial expenses, net	(0.6)	(1.6)	(1.6)
Income before taxes on income	3.1	0.7	3.4
Taxes on income (income tax benefits)	0.3	0.4	1.0
Net income	2.8%	0.3%	2.4%

Introduction.

Despite a slowdown in several of our markets, particularly in Japan and EMEA, our total revenues increased by 0.7% in 2012 compared with 2011, mainly as a result of an expansion of all our business lines in the China/Asia Pacific markets. Our net income increased in 2012 to $7.0 million, compared with $ 0.7 million in 2011, mainly as a result of lower costs of revenues.

Breakdown of Revenues by Activity and Geographic Market.

The following table presents our total revenues by business units for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2012		2011		2010
Surgical	$95,962	38.6%	$89,801	36.4%	$81,039	34.1%
Aesthetic	90,487	36.4%	94,902	38.4%	96,084	40.4%
Ophthalmic	62,141	25.0%	62,279	25.2%	60,607	25.5%
Total	$248,590	100.0%	$246,982	100.0%	$237,730	100.0%

The following table presents our total revenues by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	2012		2011		2010
Americas	$92,446	37.2%	$94,161	38.2%	$93,752	39.4%
Europe, the Middle East and Africa (EMEA)	42,536	17.1%	48,157	19.5%	50,095	21.1%
China/Asia Pacific	74,969	30.2%	60,349	24.4%	46,585	19.6%
Japan	38,639	15.5%	44,315	17.9%	47,298	19.9%
Total	$248,590	100.0%	$246,982	100.0%	$237,730	100.0%

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011.

	$ (in thousands)		Increase (decrease) in
	2012	2011	dollars	%
Revenues
Products	$198,811	$199,714	$(903)	(0.5)%
Services	$49,779	$47,268	$2,511	5.3%
Total revenues	$248,590	$246,982	$1,608	0.7%
Cost of revenues
Products	$97,150	$106,240	$(9,090)	(8.6)%
Services	$28,174	$28,226	$(52)	(0.2)%
Total cost of revenues	$125,324	$134,466	$(9,142)	(6.8)%
Gross profit	$123,266	$112,516	$10,750	9.6%

Revenues.

Overall, our total revenues from product sales for the year 2012 decreased by 0.5%, to $198.8 million, from $199.7 million in 2011. This decrease was mainly attributable to lower overall products sales in our Aesthetic business line, partially offset by increased product sales in our Surgical business line, and growth in all of our business lines  in the China/Asia Pacific region.

Our total revenues from service sales for the year 2012 increased by 5.3%, to $49.8 million, from $47.3 million in 2011. This increase was mainly attributable to increased service sales in our Aesthetic and Surgical business lines.

Sales in respect of our Surgical business line increased by 6.9%, to $96.0 million, in 2012 from $89.8 million in 2011. Sales from our Aesthetic business decreased by 4.7%, to $90.5 million, in 2012 from $94.9 million in 2011. Sales from our Ophthalmic business line decreased by 0.2%, to $62.1 million, in 2012 from $62.3 million in 2011.

As in previous years, the region in which we registered the highest growth in 2012 was the China/Asia Pacific region, which includes mainland China, Hong Kong, India, Australia, Taiwan, Korea and Southeast Asia. Sales in this region increased by 24.2%, to $75.0 million in 2012, compared with $60.3 million in 2011. The growth was in all business lines, particularly in the Ophthalmic business line. Sales in the Americas (which is comprised of the United States, Canada, Central and South America and the Caribbean) decreased by 1.8%, to $92.4 million, in 2012 from $94.2 million in 2011. This mainly reflected a decrease in our Aesthetic business line in Central and South America, offset in part by an increase in sales to the United States and Canada, mainly in our Surgical business line. Sales to the EMEA region decreased by 11.7%, to $42.5 million, in 2012 compared with $48.2 million in 2011, primarily due to  weaker sales in all of our business lines. Sales in Japan in 2012 were $38.6 million, a 12.8% decrease from $44.3 million in 2011, attributable to decreased sales in all business lines.

Cost of Revenues

Our cost of revenues from product sales in 2012 was $97.2 million, a decrease of 8.6%, compared with $106.2 million in 2011. This decrease was primarily related to changes in our mix of products sold, lower expenses (in an amount of approximately $1.9 million) related to write-offs for inventory items no longer required, and lower warranty expenses. As a percentage of our revenue from product sales, our cost of revenue from product sales decreased to 48.9% in 2012 compared to 53.2% in 2011.

Our cost of revenue from  service sales in 2012 was $28.2 million, which remained unchanged from 2011. As a percentage of our revenue from service sales, our cost of revenue from service sales decreased to 56.6% in 2012 compared to 59.7% in 2011. This decrease was primarily related to a reduction in the cost of our service materials.

Operating expenses	$ (in thousands)		Increase (decrease) in
	2012	2011	dollars	%
Research and development, net	$18,497	$16,526	$1,971	11.9%
Selling and marketing	75,010	72,891	2,119	2.9%
Legal settlements, net	-	766	766	n/a
General and administrative	20,446	16,912	3,534	22.6%
Total operating expenses	$113,953	$107,095	$6,858	6.4%

Research and Development Expenses.  Research and development expenses consist primarily of employee salaries, development-related raw materials and payments to subcontractors, as well as other related costs. Our research and development expenses increased by $2.0 million in 2012 to $18.5 million from $16.5 million in 2011. As a percentage of total revenues, our research and development expenses increased to 7.4% in 2012 from 6.7% in 2011. The increase in these expenses (both in absolute amount and as a percentage of our total revenues) from 2011 to 2012 evidences our commitment to increased expenditure on research and development in order to design, develop and test product upgrades and new products, which we consider to be a critical component of our business strategy.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows and exhibitions, travel and other related expenses. Our selling and marketing expenses increased by $2.1 million in 2012 to $75.0 million from $72.9 million in 2011. This increase was primarily attributable to the increase in our sales and marketing workforce (which increased by 49 individuals) and related expenses in the China/APAC region.

Legal settlements, net.  There were no legal settlements, net in 2012. Legal settlements, net in 2011 contributed $0.8 million towards our operating expenses, primarily relating to legal fees associated with a then- pending customer lawsuit and various employee-related claims.  For further details regarding lawsuits, see “Legal Proceedings” in Item 8.A. below and Note 12e to the consolidated financial statements included in this annual report.

General and Administrative.  General and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts and other expenses. Our general and administrative expenses increased by 22.6% in 2012 to $20.7 million compared with $16.9 million in 2011. This increase was primarily the result of an increase in compensation expenses related to employees’ and directors’ stock options. As a percentage of total revenues, our general and administrative expenses in 2012 increased to 8.2% compared to 6.8% in 2011.

Financial Expenses, Net.  Our net financial expenses decreased by 60.1% in 2012 to $1.5 million compared with $3.7 million in 2011. The decrease in our financial expenses was mainly due to changes in the fair value and settlements related to our hedging instruments.

Taxes on Income.  In 2012, we recorded tax expenses of $0.9 million, a 15.3% decrease from $1.0 million in 2011. In 2012 we recorded a tax benefit due to the final tax assessment that we reached with the Israeli tax authorities, which was offset in part by higher taxes on the income of our subsidiaries.

Net Income.  In 2012, we had net income of $7.0 million, compared with net income of $0.7 million in 2011. This increase was primarily due to decreases in our cost of revenues and financial expenses.

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

Introduction.

Despite a slowdown in several of our markets, in particular in the Ophthalmic markets in Japan, our total revenues grew 3.9% in 2011 compared with 2010, mainly as a result of stronger Surgical sales in the China /Asia Pacific region. However, our net income fell in 2011 to $0.7 million, compared with $5.7 million 2010, as a result of increased cost of revenues and operating expenses, as well as the recording in 2010 of $2.0 million, net, in respect of legal settlement income.

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

Sales in respect of our Surgical business increased by 10.8%, to $89.8 million, in 2011 from $81.0 million in 2010. Sales from our Aesthetic business decreased slightly by 1.2%, to $94.9 million, in 2011 from $96.1 million in 2010. Sales from our Ophthalmic business increased by 2.8%, to $62.3 million, in 2011 from $60.6 million in 2010, mainly in the China/ Asia Pacific region, partly offset by a slight decrease in Japan.

The region in which we registered the highest growth in 2011 was the China/Asia Pacific region. Sales in this region increased by 29.5%, to $60.3 million in 2011, compared with $46.6 million in 2010. The growth was in all business lines, particularly in the Ophthalmic business. Sales in the Americas were almost unchanged, increasing slightly by 0.4%, to $94.2 million, in 2011 from $93.8 million in 2010. This was mainly the result of slightly increased Aesthetic and Ophthalmic sales, offset by the continuing slight decrease in Surgical sales in the United States and capital budget restraints in U.S. hospitals, which we had also witnessed in 2010. Sales to the EMEA region decreased by 3.9%, to $48.2 million, in 2011 compared with 50.1 million in 2010, primarily due to weak Aesthetic sales in the region. Sales in Japan in 2011 were $44.3 million, a 6.3% decrease from $47.3 million in 2010, primarily due to slow Ophthalmic sales as well as the effect on the Japanese economy of the massive earthquake that hit northern Japan in March 2011.

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

Selling and Marketing Expenses.   Our selling and marketing expenses increased by $3.2 million in 2011 to $72.9 million from $69.7 million in 2010. This increase was primarily attributable to the increase in our sales and marketing workforce and higher commissions as a result of increased revenues, particularly in the China / Asia Pacific region. As a percentage of total revenues, our selling and marketing expenses increased slightly to 29.5% in 2011 from 29.3% in 2010.

Legal settlements, net.  Legal settlements, net in 2011 consisted of a net expense of $0.8 million, primarily relating to legal fees associated with a then-pending customer lawsuit and various employee-related claims. Legal settlements, net in 2010 consisted of income of $6.5 million derived from the settlement of a patent infringement action against Alma Lasers, partly offset by associated legal fees of $2.5 million and the payment by us of $2.0 million in settlement of a claim by Trimedyne Inc. (For further details regarding lawsuits, see “Legal Proceedings” in Item 8.A. below and Note 12e to the consolidated financial statements included in this annual report.)

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

Variability of Operating Results.

Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products and is also affected by the seasonality of our business, as discussed under “Seasonality of Business” in Item 4.B above. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

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

Effective Corporate Tax Rate.

See “Israeli Tax Considerations and Government Programs - General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

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

In the event we have taxable income in Israel, derived from sources other than Approved, Privileged or Preferred Enterprises, such income would be taxable at the regular Israeli corporate tax rates described above.

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

To the extent the dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. In 2012, the value of the shekel appreciated in relation to the dollar by approximately 2.4%. In 2011, the value of the shekel declined in relation to the dollar by approximately 7.1%, which was partly offset by a 2.2% rate of inflation in Israel. In 2010 and 2009, the shekel appreciated against the dollar by approximately 6.4% and 0.7%, respectively, the effect of which in both years was compounded by inflation in Israel, at rates of approximately 2.7% and 3.9%, respectively. See the table following “Inflation rated risks” below for additional related information.

In Europe and Japan, our revenues are received primarily in euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies appreciate relative to the dollar, the dollar value of our sales are positively impacted, as was the case for the euro in 2012, which appreciated by 2.0% in relation to the dollar, and the yen in 2011 and 2010, which appreciated by 5.0% and 13.5%, respectively, in relation to the dollar. However, if the value of these currencies declines relative to the dollar, the dollar value of our sales are adversely impacted, as was the case for the euro in 2011 and 2010, which declined in value by 3.2% and 7.4%, respectively, and the yen in 2012, which declined in value by 10%, in relation to the dollar.

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

The following table presents information about the rate of inflation in Israel and the rate of appreciation of the shekel relative to the dollar and the gap between them, representing Israel’s effective inflation rate:

Year Ended December 31,	Israeli Inflation (Deflation) Rate	Shekel Appreciation (Devaluation) Relative to Dollar	Inflation (Devaluation) Gap

2008	3.8%	1.2%	5.0%
2009	3.9%	0.7%	4.6%
2010	2.7%	6.4%	9.1%
2011	2.2%	(7.1)%	(4.9)%
2012	1.6%	2.4%	4.0%

Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

Impact of recently issued accounting standards not effective for us as of December 31, 2012.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,”  (which we refer to as ASU 2012-02), which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” (which we refer to as ASU No. 2011-11), which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”.  We believe that the adoption of both the standard and the update will not have a material impact on our consolidated financial statements.

B.     Liquidity and Capital Resources.

At December 31, 2012, our outstanding indebtedness to the Bank was approximately $73.9 million of interest-bearing debt. Pursuant to ASC 470-60, we treat the Bank debt as a troubled debt and accordingly present the amount as $82.5 million on the balance sheet in our consolidated financial statements included in this annual report. We intend to service our Bank debt, which is repayable over the next four years, from cash generated from operations. However, if such funds are insufficient we may seek additional equity funding. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $3.4 million at December 31, 2012, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by a restructuring agreement with the Bank, which requires our compliance with certain financial and other covenants. For a description of this agreement and the various covenants, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

At December 31, 2012, we had $27.1 million of cash, cash equivalents and short-term bank deposits (we had no long-term bank deposits at December 31, 2012 or at December 31, 2011). This compared with cash, cash equivalents and short term bank deposits of $38.5 million at December 31, 2011 and cash, cash equivalents and short and long- term bank deposits of $46.9 million at December 31, 2010. The decrease in 2012 was primarily the result of a $15.1 million repayment of the principal debt to the Bank, partially offset by the cash flow provided from our operating activities. The decrease in 2011 was primarily the result of the $10.0 million repayment to the Bank that we effected in 2011.

Our cash use can be characterized within three categories of activities: operating, investing and financing, as discussed below.

Our net cash provided by operating activities in 2012 was $7.0 million compared to $4.2 million in 2011. The increase in 2012 compared to 2011 was primarily attributable to an increase in net income in 2012 (due to improved gross margins and lower financial expenses) compared to 2011, as well as to a decrease in inventories and finished goods used in operations in a total amount of $10.4 million in 2012, positively impacting cash flow (relative to 2011, when inventories and finished goods used in operations increased by $9.2 million,  negatively impacting cash flows), as offset in part by a decrease of $15.8 million in trade payables in 2012 (as opposed to 2011, when trade payables increased by $2.5 million).

Our net cash provided by investing activities in 2012 was $4.3 million compared to $11.2 million provided by investing activities in 2011. The decrease in cash provided by investing activities in 2012 compared to 2011 was primarily attributable to a decrease in proceeds from the maturity of our short term bank deposits in 2012 relative to 2011 (from $17.5 million in 2011 to $9.0 million in 2012).

Our net cash used in financing activities increased in 2012, from $10.0 million in 2011 to $15.1 million in 2012, reflecting increased repayments of the long-term loan from our Bank in 2012.

Pursuant to factoring arrangements with financial institutions in Israel, at December 31, 2012 and December 31, 2011, we had balances of approximately $4.7 million and $5.7 million, respectively, of trade receivables that had been sold to such institutions.

During 2012, we continued to engage in currency hedging activities, which first commenced in 2008, in connection with our exposure to changes in the dollar/shekel, dollar/yen and dollar/euro exchange rates. Also in 2008, we entered into an interest rate swap transaction with respect to $40.0 million of debt, of which $7.5 million remained in place at December 31, 2012. For details, see Item 11 “Quantitative and Qualitative Disclosure About Market Risk” below.

We believe that our cash balances and cash generated from operations will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash balances and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities, or use our existing credit facility, subject to our compliance with the covenants contained in the restructuring agreement governing our Bank debt, as described in “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below. No assurance can be made that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described in Item 3.D “Risk Factors” above.

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

F.     Tabular Disclosure of Contractual Obligations.

The following table summarizes our known contractual obligations and commitments as of December 31, 2012 that we expect to require significant cash outlays in the future:

	Payments Due by Period ($ in thousands)
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2018 and
Contractual Obligations	Total	2013	2014-2015	2016-2017	Thereafter
Long-Term Debt Obligations(1)	$85,051	$13,893	$35,543	$35,615	$-
Operating Lease Obligations(2)	26,238	6,640	8,630	5,647	5,321
Other Obligations(3)	1,350	1,350	-	-	-
Uncertain Tax Positions(4)	4,694	-	-	-	-
Accrued Post-Employment Benefits(5)	9,533	597	-	-	-
	$124,346	$21,595	$42,948	$40,832	$5,321

(1)
Includes future principal and interest payments to the Bank pursuant to the restructuring agreement governing our Bank debt, based upon the terms of such agreement, as amended, in effect on December 31, 2012. See “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

(2)	Includes lease obligations for facilities, vehicles and certain equipment.
(3)	Includes obligations under our agreement with our IT systems outsourcer
(4)
Comprises accruals for certain income tax positions under ASC 740, which are paid upon settlement, and we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 16k to our consolidated financial statements included in this annual report for further information regarding our liability under ASC 740. The total amount of unrecognized tax benefits for uncertain tax positions was $4.7 million as of December 31, 2012. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(5)
Comprises severance pay obligations to our employees in Israel and Japan, as required under Israeli and Japanese labor laws, which are payable only upon termination of employment or retirement of the respective employees. Of this amount, $5.4 million is unfunded. See Note 2q to our consolidated financial statements included in this annual report for further information regarding our liability for post-employment benefits. The long term portion of such obligation is presented above only in its total amount, due to the difficulty in determining the timing of its settlements.

The obligations amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2012, the maximum royalties payable to the OCS were $4.5 million, such payment being contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 2.0% to 7.5% of the net selling price. See Note 12d. to our consolidated financial statements included in this annual report.

In addition, as of December 31, 2012, we had outstanding guarantees and letters of credit with various expiration dates of approximately $3.4 million principal amount, of which approximately $2.8 million related to facilities, $0.1 million related to a legal proceeding and the remaining amount related to car leases and other miscellaneous guarantees.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.     Directors and Senior Management.

The following table lists the names and ages of our current directors as of the filing date of this annual report:

Name	Age	Position
Harel Beit-On	53	Chairman of the Board of Directors
Yoav Doppelt	44	Director
Eugene Davis	58	Director
Naftali (Tali) Idan	61	Director
Talia Livni	69	Director
Arie Weisberg	62	Director
Shlomo Yanai	60	Director

The following table lists the names, ages and positions of the current members of our senior management as of the filing date of this annual report:

Name	Age	Position
Zipora (Tzipi) Ozer- Armon	47	Chief Executive Officer
Ophir Yakovian	39	Chief Financial Officer
Danny Albeck	53	Executive Vice President, Chief Technology Officer
Shlomo Alkalay	56	Vice President, Global Customer Service
Kfir Azoulay	35	Vice President, General Manager – Lumenis Vision (Ophthalmic) Strategic Business Unit
Elad Benjamin	38	Vice President, General Manager- Surgical Strategic Business Unit
Eran Cohen	54	Vice President, Global Operations
Robert Di Silvio	59	Senior Vice President, President of Lumenis North America Region
Rick Gaykowski	55	Vice President, Regulatory Affairs and Quality Systems
Kordt Griepenkerl	47	Senior Vice President, General Manager of Lumenis Europe, Middle East and Africa (EMEA)
Amir Lichter	45	Vice President, Research & Development
Roy Ramati	49	Vice President, General Manager- Aesthetic Strategic Business Unit
Alex (Kow) Tanaka	59	President of Lumenis Japan
William Weisel	59	Vice President, General Counsel and Corporate Secretary
Zhai Qiying	48	Senior Vice President, President of Lumenis China and Asia Pacific

Members of our Board of Directors.

Harel Beit-On has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a co-founder of the Viola Group, founded in 2000, a leading Israeli private equity investment group, and a Founder of, and General Partner in, Viola Private Equity, founded in 2008, a technology growth capital and buy-out investment fund. From 2005 to 2007, Mr. Beit-On was a Partner in Carmel Ventures, a leading Israeli venture capital fund. Both Viola Private Equity and Carmel Ventures are part of the Viola Group. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Amiad Water Systems Ltd., Matomy Media Group Ltd. (previously named Adsmarket G.M.), Aeronautics Ltd. and Zend Technologies Ltd. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the Massachusetts Institute Technology.

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) since its inception in 2007 and as the Chief Executive Officer of XT Capital (formerly known as Ofer Hi-Tech) since 2001. He joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital (formerly known as Ofer Hi-Tech) since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd., Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. He has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion - Israel Institute of Technology, Haifa, Israel (to which we refer as the Technion) and an MBA degree from Haifa University, Israel.

Eugene Davis has served as a director of Lumenis since April 2007. Since 1999, Mr. Davis has been Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting and hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a chief executive officer, chief restructuring officer, director, committee chairman and chairman of the board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation from 1993 to 1997, throughout 1997 and from 1990 to 1997, respectively.  Mr. Davis has also served as Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. from 1996 to 1997. Mr. Davis serves as a member of the board of directors of a number of companies, including Atlas Air WorldWide Holdings, Inc. Global Power Equipment Group Inc., WMI Holdings Corp., U.S. Concrete, Inc and Spectrum Brands. Mr. Davis holds a bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctor Degree from Columbia University School of Law.

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

Talia Livni has served as an external director of Lumenis since December 2006. Ms. Livni served as President of Naamat - The Movement for the Advancement of Status of Women, from 2002 to July 2012. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University, Israel. She is also a graduate of the National Security Academy.

Arie Weisberg has served as a director of Lumenis since  December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd. after joining the company in 1991, including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd. and Advanced Vision Technology Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel.

Shlomo Yanai was elected as a director of Lumenis in December 2012 . Mr. Yanai is currently the Vice Chairman of the Board of Cambrex Corporation. Mr. Yanai served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. (to which we refer to as Teva) from March 2007 until May 2011 and, prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Previously, Mr. Yanai served in the Israel Defense Forces for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. He currently serves as a member of the Board of Governors of the Technion and of the International Advisory Board, M.B.A. Program of Ben-Gurion University of the Negev, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC), Herzlia, Israel. Mr. Yanai holds a bachelor’s degree in political science and economics from Tel Aviv University, a master’s degree in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School and U.S. National War College (NDU). Mr. Yanai was the recipient of the Max Perlman Award for Excellence in Global Business Management (Tel Aviv University) in 2005 and was awarded an honorary doctorate by Bar-Ilan University in 2012.

Members of our Senior Management.

Zipora (Tzipi) Ozer-Armon has served as our Chief Executive Officer since joining Lumenis in May 2012.  Prior to joining Lumenis, Ms. Ozer-Armon held various management positions at Teva since October 2009, in her latest position heading Teva’s Japanese market activities, a business of over $800 million in annual revenue. Previously, Ms. Ozer-Armon held various management positions at SanDisk Corporation, following its acquisition of M-Systems, from 2006 to 2008, including Senior Vice President, Retail Sales and Marketing. Prior thereto, Ms. Ozer- Armon served as Corporate Vice President, General Manager of the DiskOnKey division at M-Systems Ltd., from 2004 to 2006, and as Vice President of Corporate Development at Comverse Inc., from 1999 to 2004.  Ms. Ozer-Armon served as Vice President at Shaldor Ltd., a management consulting firm based in Israel, from 1995 to 1999, and at the London office of A.T. Kearney, a global management consulting firm, from 1991 to 1995. In addition, Ms. Ozer- Armon serves on the board of the Cargal Group since 2012 and is a member of its audit committee. Ms. Ozer-Armon holds a bachelor’s degree magna cum laude in economics and an MBA majoring in finance and marketing from Tel Aviv University.

Ophir Yakovian has served as our Chief Financial Officer since joining Lumenis in February  2012. Immediately prior to joining Lumenis, Mr. Yakovian served as Vice President - Finance, for Verint Systems Inc., a global leader in Actionable Intelligence solutions and value-added services, from 2006. Prior thereto, he served as Corporate Controller at Metalink Ltd. from 2001 to 2006 and as a Senior Auditor at Deloitte Touche Tohmatsu from 1998 to 2001. Mr. Yakovian holds a bachelor’s degree in economics and accounting and a master's degree in business economics from Bar-Ilan University, Israel, and is a certified public accountant in Israel.

Danny Albeck has served as our Chief Technology Officer since November 2012, and previously served as our Executive Vice President, Global Research & Development since November 2010 to November 2012.   Prior thereto, Dr. Albeck was General Manager of CogniTens Ltd. from September 2007, having served in various executive positions following joining such company in 1996. Dr. Albeck holds a bachelor’s degree and a Ph.D. in physics from Bar Ilan University, Israel. He also studied marketing and finance at Lahav, Tel Aviv University Business School.

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

Elad Benjamin has served as Vice President and General Manager of our Surgical Strategic Business Unit since joining Lumenis in September 2012. Prior to joining Lumenis, Mr. Benjamin served as General Manager of Healthcare Information Solutions at Carestream Health, Inc. from 2008 to 2012, and Group Product Manager for Omnicell Inc. from 2007 to 2008. Mr. Benjamin was the co-founder and served as the Chief Executive Officer of Vascular Precision, a cardiovascular medical device company, from 2005 to 2007. Prior thereto, Mr. Benjamin held several positions at Algotec Systems Ltd. from 1997 to 2004, including as Vice President of Marketing and Product Management from 2002 to 2004.  Mr. Benjamin holds a bachelor’s degree in general science from Tel Aviv University and an MBA from Stanford University Graduate School of Business.

Eran Cohen has served as our Vice President, Global Operations since joining Lumenis in December 2012. Prior to joining Lumenis, Mr. Cohen served as Vice President, Operations at Cadent Technologies Corp., from March 2008 to November 2012. Prior thereto, Mr. Cohen served as Vice President, Operations at Nur Macroprinters Ltd., from 2006 to 2008 and as Chief Financial Officer at Orbotech Japan Co., Ltd. from 2002 to 2005. Mr. Cohen holds a bachelor’s degree in management and economics from the Technion, and an Executive MBA from the Leon Racanati Graduate School of Business Administration in Tel Aviv University.

Robert (Bob) Di Silvio has served as Senior Vice President and General Manager of our Americas region since January 2012, and prior thereto as Senior Vice President and General Manager, Lumenis North America Region since re-joining Lumenis in October 2010. Mr. Di Silvio previously served as President and Chief Executive Officer of Pyng Medical Inc. from March 2009 to September 2010; as Vice President and General Manager of Safe Life Corporation from May 2007 to September 2008; and as Vice President of US Field Operations Physio-Control Division of Medtronic, Inc. from May 2002 to April 2007. Prior thereto, from February 1999 to April 2001, he was Vice President, US Field Operations of Coherent Medical Group (“CMG”) and, upon the acquisition of CMG by Lumenis in April 2001, he served as Executive Vice President, America Region, of Lumenis until January 2002. Mr. Di Silvio has served as a director of Pyng Medical Corp., Vancouver, since March 2008, a director of Vighter Medical Group since February 2012, and a director of connectBlue AB since July 2012. . He holds a bachelor’s degree in economics and organic chemistry from the University of Connecticut and a master’s degree in biochemistry and also completed three years at the University of Rome School of Medicine, Italy.

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

Kordt Griepenkerl has served as Senior Vice President, General Manager of Lumenis Europe, Middle East and Africa (EMEA) since joining Lumenis in February 2013.  Since December 2011, Dr. Griepenkerl has been the managing director of Med-Beratung UG,  a privately held company providing consulting and advisory board services for medtech and private equity companies. Prior to joining Lumenis, Dr. Griepenkerl served as Chief Marketing and Sales Officer at Vanguard AG, from July 2011 to February 2012. Prior thereto, Dr. Griepenkerl served as the Managing Director  at TRUMPF Medical Systems, from January 2006 to March 2011, and as Vice President Sales at Biotronik from October 2001 to December 2005. Dr. Griepenkerl provided start-up and freelance consulting services from January 2000 to September 2001, and served as Project Manager at McKinsey & Company, Inc. from October 1994 to December 1999. Dr. Griepenkerl holds a M.Sc. and PhD in theoretical physicals from Frankfurt/Main University.

Amir Lichter has served as our Vice President, Research and Development since joining Lumenis in November 2012. Prior to joining Lumenis, Mr. Lichter served as Engineering Manager, Assistant Director General at GE Healthcare, managing the research and development activities of the ultrasound products, from November 2009 to November 2012. Mr. Lichter held various positions at GE Healthcare from November 2003 to November 2009, including System & Clinical Group Manager. Prior thereto, Mr. Lichter served as SW Department Manager at Charlotte’s Web Networks, from December 1999 to November 2003. Mr. Lichter holds a bachelor’s degree in computer science and in mechanical engineering from the Technion, as well as an MBA from Haifa University.

Roy Ramati has served as Vice President and General Manager of our Aesthetic Strategic Business Unit since joining Lumenis in June 2012. Prior to joining Lumenis, Mr. Ramati served as Vice President and General Manager of the Enterprise Division at SanDisk Corporation from 2008 to 2011. Prior thereto, Mr. Ramati served as Vice President of Operations and Manager of the Memory Cards Business at M-Systems from 2005 to 2006, when it was purchased by SanDisk Corporation. Previously, he was the founder and co-Chief Executive Officer of the Fantine Group, a provider of business development services in Europe and a venture capital fund, from 1997 to 2005. Mr. Ramati also served as a management consultant at Shaldor Ltd., an Israeli management consulting firm, from 1993 to 1997. Mr. Ramati holds a bachelor’s degree in economics from Tel Aviv University and an MBA from the London Business School.

Alex (Kow) Tanaka has served as President of Lumenis Japan since joining Lumenis in May 2007, and has many years of experience in sales and business development within the medical equipment industry. Prior to joining Lumenis, Mr. Tanaka served as Operating Officer of Fukuda Denshi in Japan for Global Operations and as President of Fukuda USA in Seattle, Fukuda UK in London, and Kontron Medical in France, from May 2004 to May 2006. Mr. Tanaka also served in various managerial positions for G.E. Medical Systems Asia, from November 1990 to May 2004, such as Acting Director of BMD Lunar Business, Clinical Value Creation Group, and as Product Manager of the Ultrasound Diagnostic Imaging Division. He holds a bachelor’s degree in Foreign Studies from Aichi Prefectural University in Japan.

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

Arrangements for Election of Directors and Members of Management: Family Relationships.

Harel Beit-On, Chairman of our board of directors, is also a member of the board of directors of the general partner of Viola-LM Partners L.P. Viola-LM Partners L.P., together with its affiliates, is the beneficial owner of 103,221,465 of our ordinary shares (constituting approximately 46.3% beneficial ownership of our outstanding share capital). In addition, Yoav Doppelt, who serves on our board of directors, also serves as Chief Executive Officer of XT Hi-Tech Investments (1992) Ltd., which, together with its affiliates, beneficially own 78,498,554 of our ordinary shares, constituting approximately 35.5% of our outstanding share capital. (The computation of percentages in this paragraph also takes into account any ordinary shares that the respective shareholders have the right to receive upon the exercise by them of warrants or stock options). For additional information, see Item 7.A “Major Shareholders” below. There are, however, no formal arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are no family relationships among any directors or members of our senior management.

B.     Compensation.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2012 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued(1)	Pension, Retirement and Other Similar Benefits Accrued

All directors and members of senior management as a group, consisting of 24 persons(2)	$4,558,943	$325,107

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.
(2)
Comprises seven directors  and 17 persons who served as members of senior management during 2012 (including Mr. Dov Ofer, Mr. Rami Sharon and Mr. Ilan Alfia, who ceased serving as officers of the Company during 2012).

Pursuant to the Companies Law, the fees payable to our directors require the approval of our audit committee, board of directors and shareholders (in that order). The following table sets forth the directors fees payable to each of our directors.

	Annual Fee	Per Meeting Fee (1)	Per Telephonic Meeting Fee	Action taken by Resolution in lieu of Meeting Fee
Harel Beit-On	$150,000	--	--	--
Yoav Doppelt	$100,000	--	--	--
Eugene Davis	$40,000	$750	$450	$375
Arie Weisberg	NIS 70,000	NIS 3,000	NIS 1,800	NIS 1,500
Shlomo Yanai	NIS 70,000	NIS 3,000	NIS 1,800	NIS 1,500
Each of our external directors (3)	NIS 100,000	NIS 3,000	NIS 1,800	NIS 1,500

(1)
The per meeting fee is paid for each meeting of our board of directors or any committee thereof in which such director participates, except, as regards Eugene Davis, Naftali Idan and Talia Livni where the first four meetings in each year of service is included in the annual fee. In addition, members of our board of directors have agreed to receive only one per meeting fee in the event that more than one meeting of the board and/or its committees are held on the same day.

(3)
The current external directors, elected pursuant to the Companies Law, are Naftali (Tali) Idan and Talia Livni. Effective September 20, 2013, the annual directors fee payable to Ms. Livni for her service as an external director will be reduced to NIS 70,000, and Ms. Livni’s per meeting fee will also be payable to her in respect of the first four meetings in each year of service. Such changes will not take effect until September 20, 2013, the date upon which Mr. Idan’s current term of office expires, so that the compensation payable to both of our external directors remains identical throughout the remainder of Mr. Idan’s term as external director, as required under the Companies Law regulations.

During the year ended December 31, 2012, we granted stock options to two of our directors, Mr. Arie Weisberg and Mr. Shlomo Yanai, for the purchase of 100,000 and 200,000 of our ordinary shares, respectively, with an exercise price of $1.21 per share. Furthermore, during the year ended December 31, 2012, we granted stock options to purchase an aggregate of 6,323,000 of our ordinary shares to certain members of our senior management, including Ms. Ozer- Armon, our Chief Executive Officer, with an exercise price of $1.21 or $1.25 per share. All such stock options were granted under our 2007 Share Incentive Plan, and expire seven years from the date of grant, except for the grant to Mr. Weisberg, which expires seven years from the date of his appointment as a director in December 2011.

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors and compensation committee, who also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our stock option and share incentive plans, see “Stock Option and Share Incentive Plans” in Item 6.E below.

C.     Board Practices.

Introduction.

Our board of directors presently consists of seven members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

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

•
any controlling shareholder (or a relative of a controlling shareholder, although this provision does not apply to the current term of Mr. Idan, our external director, which commenced prior to such restriction becoming effective); or

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

A “controlling shareholder” is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in such company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company

In addition, the following additional qualifications are required of an external director:

•
a person may not be appointed as an external director if he or she is a relative of a controlling shareholder. This provision does not apply to the current term of Mr. Idan, our external director, which commenced prior to such restriction becoming effective;

•
where a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be appointed as an external director if he or she, or a relative, partner or employer of such person, or any entity under his or her control has, as of the date of the person’s appointment, any affiliation with the chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company. This provision does not apply to the current term of Mr. Idan, our external director, which commenced prior to such restriction becoming effective .

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

For a period of two years after the termination of his or her service as an external director, any person who has served as an external director of a company may not be engaged as an office holder , employed by, or provide paid professional services to, that company, either directly or indirectly, including through a corporation controlled by that person. Neither the company nor a controlling shareholder nor any entity controlled by such shareholder may grant a person who has served as an external director, or his or her spouse or child, any benefit (including appointment of any such persons as an office holder in the company or in corporation controlled by the controlling shareholder of the company), nor may it employ such person or receive paid professional services from such person, either directly or indirectly, including through a corporation controlled by such person, for a period of two years from the termination of his or her service as an external director (or, in case of a person that is not the spouse or child of the former external director, one year).

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

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders for two additional periods of three years each, in either of the following circumstances: (i) the external director is nominated by a shareholder or shareholders holding 1% or more of the voting power and his or her reelection is approved by a majority of those shares present and voting at the shareholders’ meeting that are held by shareholders who are not controlling shareholders and who do not have a personal interest in the reelection of the external director, provided that such shares represent at least 2% of the total voting power in the company; or (ii) the external director is nominated by the board of directors, and his or her reelection was approved by the same majority of shareholders that was required to elect such external director for his or her initial election. Ms. Livni’s initial three- year term commenced in December 2006. She was re-elected for a second three-year term in December 2009, and for a third three-year term in December 2012, which term expires on December 5, 2015. Mr. Idan’s initial three- year term commenced in September 2007 and he was re-elected for a second three-year term in September 2010, which term expires on September 20, 2013. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the Company, or in other specific circumstances identified by a court.

Membership of Committees by External Directors.

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board of directors is required to include at least one external director, except for the audit committee and compensation committee, which are required to include all of the external directors.

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

Directors’ Service Contracts.

We entered into a Consulting Agreement with Amit Management and Consulting Ltd., which we refer to as the Consulting Agreement, dated as of June 13, 2012, relating to services to be provided by Mr. Arie Weisberg, one of our directors. Amit Management and Consulting Ltd. is a company controlled by Mr. Weisberg. Under the terms of the Consulting Agreement, Amit Management and Consulting Ltd. has agreed to provide us with the business consulting services of Mr. Weisberg as shall be determined by our Chief Executive Officer, on a project by project basis. For such services, we shall pay Amit Management and Consulting Ltd. a fee of NIS 5,000 per day plus value added tax. The Consulting Agreement was approved by our audit committee and board of directors on October 29, 2012 and by our shareholders on December 11, 2012. A copy of the agreement is attached as an exhibit to this annual report. Other than the Consulting Agreement, we do not have any service contracts with our directors nor do we have arrangements with our directors that entitle them to any benefits upon termination of their service as our directors.

Committees of the Board of Directors.

The committees of our board of directors are the audit committee, the compensation committee and the finance committee.

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

The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions, including transactions with (i) office holders, (ii) third parties in which an office holder has a personal interest, (iii) controlling parties, and (iv) third parties in which a controlling party has a personal interest. A controlling party for this purpose is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in a company who each have a personal interest in the approval of the same transaction are deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless its composition complies with the requirements of the law, as described above. Any of the foregoing transactions that involve compensation, indemnification or similar arrangements, however, are instead subject to compensation committee approval, as described below.

Our audit committee currently consists of Naftali Idan, Talia Livni and Eugene Davis Mr. Idan serves as the chairman of our audit committee. Our board of directors has determined that each of Mr. Idan and Mr. Davis (i) is an audit committee financial expert, as defined by the SEC rules; (ii) qualifies as having the “accounting and financial expertise” required by the Companies Law; and (iii) has the requisite financial sophistication set forth in the NASDAQ rules and regulations. Our board of directors has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of NASDAQ and the SEC, and otherwise meets the requirements for financial literacy under the listing rules of NASDAQ. While we are not currently subject to the NASDAQ rules and regulations, our board of directors believes that the NASDAQ standards with respect to director independence and audit committee qualification are useful for a company such as ours.

Compensation Committee and Compensation Policy.

Prior to the recent amendment to the Companies Law, which became effective in December 2012, our compensation committee consisted of Harel Beit-On, Yoav Doppelt and Talia Livni, and had the following authorities: (i) making recommendations to the board of directors with respect to the grant of stock options to officers, other employees, and consultants; (ii) recommending policies regarding compensation of employees; (iii) approving the compensation (including bonuses) of our chief executive officer and other members of senior management (for subsequent approval by our audit committee and board of directors); as well as (iv) dealing with any other unusual compensation issues.

Under the recent amendment to the Companies Law, which became effective in December 2012 (which we refer to as the Companies Law Amendment), the compensation committee is required to have a specific composition and to possess specific required duties.  Those duties include the recommendation to our board of a policy regarding the terms of engagement of office holders, which we refer to as a compensation policy.  Such policy will need to be approved by our board, after considering the recommendations of the compensation committee, and will also need to be approved by our shareholders.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the Companies Law Amendment, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three (3) years);

•	recommending to the board periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

The compensation committee must consist of at least three (3) members, including all of our external directors, who must constitute a majority of the members of the committee. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director.  The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member and (b) who may not be present during committee deliberations as described in Item 6.C- “Board Practices- Audit Committee” above.

In February 2013 our board of directors resolved, in compliance with the requirements of the Companies Law Amendment, to disband our previous compensation committee  and establish a new compensation committee which currently consists of Naftali Idan, Talia Livni and Shlomo Yanai. The chairman of the compensation committee is Talia Livni. We expect to adopt a compensation policy during 2013, prior to the September 12, 2013 deadline set in the Companies Law Amendment.

Finance Committee.

In 2009, our board of directors appointed a finance committee generally to oversee our financial risks and exposures and the mitigating activities initiated by us, including, but not limited to, currency risks and interest rate risks. The finance committee consists of Harel Beit-On, Yoav Doppelt and Naftali Idan.

Remuneration of Directors.

Once we revise the composition of our compensation committee and adopt a compensation policy during 2013, as required under the Companies Law Amendment, remuneration arrangements for directors will require the approval of  our compensation committee, board of directors and shareholders, in that order.

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

Compensation arrangements of office holders require the approval of the compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform with the then existing compensation policy), the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that departs from the company’s compensation policy may be adopted under special circumstances, despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approve the compensation, based on renewed and specific analysis of relevant factors.

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

Disclosure of Personal Interests of a Controlling Shareholder.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Viola-LM Partners L.P. and XT Hi-Tech Investment (1992) Ltd., and their respective affiliates, are deemed to be our controlling shareholders. For additional information relating to the share ownership by our major shareholders, see ”Ownership by Major Shareholders” in Item 7.A. below.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at a general meeting of the company, provided that either:

•	a majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the total voting rights in the company.

The engagement of a controlling shareholder as an office holder or employee requires the same approvals by the board of directors and majority of the voting power of the shareholders as are described immediately above, except that the approval of the compensation committee, rather than the audit committee, is required.

Exculpation, Insurance and Indemnification of Directors and Officers.

Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exculpate them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law and following the Companies Law Amendment, exculpation from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, in specified circumstances, by our shareholders.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $15 million for the benefit of all of our directors and officers, in respect of which we paid an eighteen-month premium of approximately $86,000, which expires January 31, 2014. Such insurance does not cover our directors and officers in the event that trading in our shares resumes, and, accordingly, in such event, the terms and coverage of our insurance policy will be reviewed and the appropriate additional coverage sought.

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

D.       Employees.

The following table sets forth certain data concerning our workforce (excluding temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2012	2011	2010
Numbers of employees by category of activity
Management and administrative	85	86	80
Research and development	101	109	98
Operations	229	241	200
Sales and marketing	310	261	243
Service	195	160	147
Sales support	34	46	46
Total workforce	954	903	814
Numbers of employees by geographic location
Israel	299	292	259
North & South America	229	239	248
Europe	54	62	57
Japan	71	69	78
China, India & Asia Pacific	301	241	172
Total workforce	954	903	814

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2012 was primarily the result of the growth of our business activities in the China/Asia Pacific region. The increase in the size of our workforce in 2011 was primarily the result of the expansion of our sales, marketing and service activities in China and India, additional research and development activities in China, the reorganization of our service organization in Japan and the moving of much of our warehousing in-house, partly offset by the reduction in the personnel of our business units.

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

The following table lists, as of March 27, 2013 the number of our shares owned, and stock options held, by each of our directors, our Chief Executive Officer , our former Chief Executive Officer and other members of our senior management as a group:

Name	Shares of Lumenis (1)		Lumenis stock options (3)
	Number of Shares owned	Percent of outstanding Shares owned (2)	Number held (4)				Exercise price per share		Expiration date
			Exercisable within 60 days		Not exercisable within 60 days
Harel Beit-On	See table in Item 7.A “Major Shareholders” below		1,632,000	(5)		--	$1.0722		December 2016(6)
Yoav Doppelt	-	*	768,000			--	$1.0722		December 2016(6)
Naftali (Tali) Idan	-	*	100,000			--	$1.0722		September 2017(6)
Talia Livni	-	*	100,000			--	$1.0722		December 2016(6)
Eugene Davis	-	*	200,000			--	$0.9126	(7)	September 2017(6)
Arie Weisberg	-	-	41,666		58,334		$1.21		December 2018
Shlomo Yanai	-	-	16,666		183,334		$1.21		December 2019
Dov Ofer(8)	-	1.11%	2,448,479		-		$0.9126		October 2016
All members of senior management listed in Item 6.A above, as a group (consisting of 14 persons)	-	*	2,365,821		5,470,179		From $1.0722 to $1.74(9)		From August 2013 to November 2019

*	Beneficially owns, individually, less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)
In accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of March 27, 2013. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at March 27, 2013, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

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

(6)
This date reflects an extension of the respective exercise period of these directors’ stock options from a term of seven years from the respective date of grant to a term of ten years from the respective date of grant, as approved by our audit committee, board of directors and shareholders. See Item 7.B ”Related Party Transaction- Extension of Exercise for stock Options granted to Directors and Senior Management” below.

(7)
The exercise price of the stock options granted to Mr.  Davis was reduced from the original $1.0722 per share to $0.9126 per share pursuant to a resolution of our audit committee and board of directors, and approved by our shareholders on December 21, 2009.

(8)
 Mr. Ofer, our former Chief Executive Officer who resigned in 2012, held stock options to purchase 4,896,959 Lumenis shares. Upon his resignation, 50% of such stock options expired on the last day of his service as chief executive officer and the remainder, as shown, expire on October 31, 2016. In 2009, pursuant to certain provisions of the option awards to Mr. Ofer, the exercise price of such options was reduced from the initial $1.0722 per share to $0.9126 per share.

(9)	Weighted average exercise price for all such options is approximately $1.19 per share.

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

Israel 2003 Share Option Plan.

In March 2003, our board of directors adopted our Israel 2003 Share Option Plan, to which we refer as the 2003 Israel Plan, which was approved by our shareholders in May 2003. The 2003 Israel Plan expired in March 2013, and accordingly no further grants may be made under this plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Only our directors, officers and employees who were residents of Israel were eligible to participate in this plan. The 2003 Israel Plan permitted the grant of options that qualified under the “capital gains route” provisions of Section 102(b)(2) of the Ordinance (see under “2000 Share Option Plan” above), and the plan had been approved by the ITA.

2007 Share Incentive Plan.

In January 2007, our board of directors approved and adopted our 2007 Share Incentive Plan, to which we refer as the 2007 Plan, which expires in January 2017. In September 2007, our board of directors amended this plan by increasing the number of shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. In December 2007, the 2007 Plan, as amended, was approved by our shareholders. On May 31, 2012, our board of directors approved a further amendment to the 2007 Plan, increasing the number of shares reserved for issuance upon the exercise of options granted under the plan from 11,500,000 to 14,500,000, which amendment was also approved  by our shareholders on December 11, 2012. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Ordinance (see under “2000 Share Option Plan” above), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. The 2007 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

The following table presents certain option data information for the above-described plans as at March 27, 2013:

Plan	Total Ordinary Shares Reserved for Option Grants		Aggregate Number of Options Exercised(1)	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Outstanding Options

2000 Plan	3,506,049	(2)	469,070	None	3,034,787	$1.68
2003 Israel Plan	44,667	(2)	2,667	None	42,000	$1.80
2007 Plan	14,500,000		9,250	159,337	14,331,413	$1.13
Totals	18,050,756		480,987	159,337	17,408,200	$1.23

(1)	In addition, an aggregate of 5,374,279 shares were issued pursuant to the exercise of stock options under our earlier, now expired, stock option plans.

(2)
Represents aggregate number of options exercised plus aggregate number of options outstanding. The number of shares that had been reserved under the 2000 Plan was 11,500,000 and under the 2003 Israel Plan was 2,000,000.

On May 31, 2012, our board of directors extended the respective exercise periods of stock options for the purchase of our shares that had been granted to our employees, including members of our senior management, between December 1, 2006 and December 31, 2009, inclusive, from a term of seven years from the respective dates of grant to a term of ten years from the respective dates of grant. Additionally, on May 31, 2012, following approval by our audit committee, our board of directors further resolved, subject to shareholder approval, to extend for a similar term the respective exercise periods of the options granted by us to our directors. The extension was approved by our shareholders on December 11, 2012.

On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of the then outstanding options and shares then available for future grants to directors, officers, employees and eligible consultants under the above plans and another, now expired, plan.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.     Major Shareholders.

Ownership by Major Shareholders.

The following table presents as of March 27, 2013 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public filings with the SEC.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after March 27, 2013. Shares issuable upon the exercise or conversion of such options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, warrants or other convertible securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 218,978,199 ordinary shares outstanding as of March 27, 2013 (excluding 35,527 shares of treasury stock).

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

Beneficial Owner	Ordinary Shares	Options or Warrants Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
Viola-LM Partners L.P.(1) and affiliates, including Harel Beit-On Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel	99,180,374	4,041,091	103, 221,465	46.28%
XT Hi-Tech Investments (1992) Ltd.(2) and affiliates 9 Andre Saharov Street, 31905 Haifa, Israel	76,362,190	2,136,364	78,498,554	35.50%
Bank Hapoalim B.M.(3) 23 Menachem Begin Street, Migdal Levinstein 66183 Tel Aviv, Israel	—	11,911,300	11,911,300	5.16%
____________

(1)	The beneficial ownership by Viola-LM Partners L.P. (formerly LM Partners L.P.), to whom we refer as Viola-LM, of our ordinary shares consists of:

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

(iii) 13,743,750 shares were issued on March 18, 2009 under a post-closing share adjustment provisions of the 2006 Purchase Agreement (to which we refer as the Post-Closing Adjustment Provisions) ;

(iv) 4,818,182 shares were purchased on June 25, 2009 pursuant to an equity financing (to which we refer as the “2009 Equity Financing”); and

(v) 2,033,186 shares were issued as a result of the exercise, on November 7, 2011, on a cashless basis, of the remaining warrants granted to Viola-LM in connection with the 2006 Purchase Agreement.;

(b) 2,409,091 shares issuable upon the exercise of warrants (to which we refer as the 2009 Warrants), at an exercise price of $1.30 per share, granted to Viola-LM in connection with the 2009 Equity Financing, all of which are currently exercisable and expire on June 25, 2014; and

(c) 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable and expire on December 12, 2013.

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

(2)	The beneficial ownership by XT Hi-Tech Investments (1992) Ltd (formerly Ofer Hi-Tech Investments Ltd.), to whom we refer as XT Hi-Tech, of our ordinary shares consists of:

(a) 75,923,880 shares held directly by XT Hi-Tech, of which:

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

(iii) 10,413,275 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions;

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing;

(v) 109,577 shares were purchased on February 11, 2010 from a third party who had purchased such shares via the exercise of warrants that had been granted to XT Hi-Tech in connection with the 2006 Agreement, and assigned by XT Hi-Tech to the third party (and include 16,311 shares issued to the third party under the Post-Closing Adjustment Provisions); and

(vi) 1,586,339 shares were issued as a result of the exercise, on November 7, 2011, on a cashless basis, of the remaining warrants granted to XT Hi-Tech in connection with the 2006 Purchase Agreement. (For additional details, see “Exercise of Warrants in 2011 by Principal Shareholders” in Item 7.B below.)

(Of the above 75,923,880 shares, 8,876,560 shares are held by XT Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006, to which we refer as the Trust Agreement);

(b) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of XT Hi-Tech, of which 373,065 shares were purchased on June 4, 2007 via the exercise of warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares were issued on March 18, 2009 under the Post-Closing Adjustment Provisions; and

(c) 2,136,364 shares issuable upon the exercise of the 2009 Warrants, at an exercise price of $1.30 per share, held by XT Hi-Tech (of which, warrants for 238,637 shares are held by XT Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable and expire on June 25, 2014.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands.

Mr. Yoav Doppelt, a director of Lumenis, is the chief executive officer of XT Hi-Tech.

(3)
The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by it, all of which are currently exercisable and expire on June 30, 2014. For additional information, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Changes in Percentage Ownership by Major Shareholders.

Significant Changes in Percentage Ownership during the Past Three Years

At December 31, 2009, the Investors under the 2006 Purchase Agreement, Viola-LM (then known as LM Partners L.P.) and XT Hi- Tech (then known as Ofer Hi-Tech Investments Ltd), together with their affiliates, held approximately 45.1% and 36.4%, respectively, of the issued and outstanding shares of Lumenis. The holdings of XT Hi-Tech include shares held by XT Hi-Tech in trust for third parties and, until August 1, 2010, included 3,679,966 shares (then equating to 1.7% of the issued and outstanding shares of Lumenis) held by third parties who had agreed to vote such shares at any meeting of our shareholders in the manner voted by XT Hi-Tech. At December 31, 2010, the holdings of Viola-LM and XT Hi-Tech (including their affiliates) were approximately 45.1% and 34.7%, respectively. In November 2011, Viola-LM and XT Hi-Tech exercised, on a cashless basis, the remaining outstanding warrants issued to them under the 2006 Purchase Agreement, which resulted in the increase of their shareholdings to 45.3% and 34.9%, respectively, which percentages have since remained unchanged. The computation of percentages in this paragraph is solely based upon issued ordinary shares and excludes any Lumenis shares that the respective shareholders had the right to receive upon the exercise by them of warrants or stock options.

There has been no change since December 31, 2009 in percentage holdings of our shares by the Bank (which is based upon the number of Lumenis shares issuable to the Bank upon the exercise of warrants held by the Bank). For additional information, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

Record Holders.

All of our shares are recorded in the register maintained by our transfer agent, American Stock Transfer and Trust Company, LLC.

Based upon a review of the information provided to us by our transfer agent, as of March 27, 2013, there were 945 holders of record of our shares, of which 716 record holders holding 36,840,382, or approximately 16.82%, of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, Cede & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 36,201,034 of our outstanding ordinary shares on behalf of an estimated 110 firms of brokers and banks in the United States, who in turn held such shares on behalf of what we believe to be several thousand clients and customers, who may or may not be registered with an address in the United States.

B.     Related Party Transactions.

Registration Rights Agreement and Amendment

In December 2006, contemporaneously with the closing of the 2006 Purchase Agreement and the Restructuring Agreement with the Bank, we entered into a registration rights agreement (to which we refer as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), XT Hi-Tech (then known as Ofer Hi-Tech Investments Ltd.), and the Bank to provide certain registration rights to them and their respective assignees. On June 25, 2009, contemporaneously with the closing of the 2009 Equity Financing, we entered into an amendment to the Registration Rights Agreement (to which we refer as the Registration Rights Agreement Amendment), pursuant to which (i) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P., (to whom we refer collectively as Agate), the new investor participating in the 2009 Equity Financing, by execution of joinders, became a party to the Registration Rights Agreement, and (ii) the shares issued in the 2009 Equity Financing and the shares issuable upon exercise of the 2009 warrants became subject to the rights granted under the Registration Rights Agreement. For certain details of the 2006 Purchase Agreement see “Ownership by Major Shareholders” in Item 7.A above; for details of the Restructuring Agreement, see “Bank Debt Restructuring Agreement, as Amended” in Item 10.C below.

The registration rights provided under the Registration Rights Agreement, as amended by the Registration Rights Agreement Amendment, relate to the following shares:

•	The 111,919,418 shares acquired at the closing of the 2006 Purchase Agreement;

•	The 27,979,855 warrant shares that were issued in 2006 and 2007 upon the exercise of warrants granted pursuant to the 2006 Purchase Agreement;

•	The 13,636,364 shares acquired at the closing of the 2009 Equity Financing;

•	The 3,619,525 shares issued as of November 7, 2011 upon the exercise of the remaining warrants granted pursuant to the 2006 Purchase Agreement;

•	The 24,466,936 shares issued pursuant to the Post-Closing Adjustment Provisions under the 2006 Purchase Agreement;

•	The 6,818,183 shares issuable upon the exercise of the 2009 warrants;

•	The 11,911,300 shares issuable upon the exercise of the warrants held by the Bank; and

•	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

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

Grant of Stock Options to Directors and Senior Management

Each of our current directors and members of our senior management have received stock options for the purchase of Lumenis shares, including grants of stock options to Mr. Arie Weisberg and Mr. Shlomo Yanai, two of our directors, for the purchase of 100,000 and 200,000 shares, respectively, approved by our shareholders on December 11, 2012. See Item 6.B “Compensation of Directors and Senior Management” above.

Extension of Exercise Period for Stock Options granted to Directors and Senior Management

On May 31, 2012, our board of directors extended the respective exercise periods of stock options for the purchase of our shares that had been granted to our employees, including members of our senior management, between December 1, 2006 and December 31, 2009, inclusive, from a term of seven years from the respective dates of grant to a term of ten years from the respective dates of grant. Additionally, on May 31, 2012, following approval by our audit committee, our board of directors further resolved, subject to shareholder approval, to extend for a similar term the respective exercise periods of the options granted by us to our directors. Such extension was approved by our shareholders on December 11, 2012, and does not include the stock options granted to Mr. Weisberg and Mr. Yanai on December 11, 2012, as discussed above. See Item 6.B “Compensation of Directors and Senior Management” above.

Amendments to the Bank Debt Restructuring Agreement

Pursuant to two amendments to the Restructuring Agreement with Bank Hapoalim B.M. (which we refer to as the Bank), dated June 28, 2012 and December 24, 2012, respectively, the repayment by us of approximately $15.1 million of Bank debt principal and the forgiveness by the Bank of approximately $4.3 million of Bank debt were postponed from June 30, 2012, initially to August 30, 2012 under the first amendment and, subsequently, to December 24, 2012 under the second amendment. Pursuant to these amendments, in December 2012, the said $15.1 million of Bank debt principal was duly paid by us to the Bank and the Bank accordingly forgave the approximate $4.3 million of our debt. In addition, pursuant to the second amendment the Bank also made available to us a revolving credit line of up to $5.0 million which we can withdraw from time to time until December 31, 2013 . Copies of the amendments are attached as exhibits to this annual report.  See Item 10.C “Additional Information- Material Contracts” below.

Consulting Agreement with Amit Management and Consulting Ltd.

We entered into a Consulting Agreement with Amit Management and Consulting Ltd., to which we refer to as the Consulting Agreement, dated as of June 13, 2012, relating to services to be provided by Mr. Arie Weisberg, one of our directors. Amit Management and Consulting Ltd is a company controlled by Mr. Weisberg. Under the terms of the Consulting Agreement, Amit Management and Consulting Ltd. agrees to provide us with the business consulting services of Mr. Weisberg as shall be determined by our Chief Executive Officer, on a project by project basis. For such services, we shall pay Amit Management and Consulting Ltd. a fee of NIS 5,000 per day plus value added tax. The Consulting Agreement was approved by our audit committee and board of directors on October 29, 2012 and by our shareholders on December 11, 2012. A copy of the agreement is attached as an exhibit to this annual report. See Item 6.C “Board Practices - Directors’ Service Contracts” above.

C.     Interests of Experts and Counsel.

Not Applicable

ITEM 8.               FINANCIAL INFORMATION.

A.     Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information required by the SEC’s Regulation S-X are included in this annual report beginning on page F-1.

Export Sales.

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	2012	2011	2010
Total export sales*	$247,976	$246,482	$236,550
as a percentage of total revenues	99.7%	99.8%	99.5%

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

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, we were served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece, with a complaint seeking compensation for damages that were allegedly caused by the malfunction of a “Photoderm” machine sold by our agent, K.P. Parpas Hellas Aesthetic And Medical Equipment- Services-Products S.A. The complaint alleged damages in the approximate amount of 1,234,620 euros. The matter was tried by the Court of First Instance of Athens and the claims against us were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in our favor. In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against us. The hearing on the appeal was held on February 21, 2011 and the final court ruling is scheduled for issuance at a further hearing scheduled for May 13, 2013. We believe that this claim is without merit and accordingly no provision was recorded in respect thereto in our financial statements.

Settlement Agreement with Mr. Kevin Morano

In August 2012, we signed a settlement agreement with Mr. Kevin Morano, who served as our chief financial officer from 2002 to 2004, regarding the costs pertaining to an IRS tax audit of previous indemnification payments we made to Mr. Morano. Pursuant to such settlement agreement, any obligations we owe or may owe to Mr. Morano with respect to the IRS tax audit have been terminated and cancelled, as well as any other obligations that were or may have been claimed by Mr. Morano against us, and his indemnification agreement with us has been terminated.

Miscellaneous Lawsuits.

We are also a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products, as well as certain claims alleging that we are in breach of contract with certain customers and other non-material commercial claims. We are also parties to various employment claims in some of the regions in which we operate. We are defending these claims vigorously, maintain insurance against the product liability and employment claims and believe that these claims individually or in the aggregate are not likely to have, nor have had in the recent past, significant effect on our financial condition or profitability. See also Note 12e to the consolidated financial statements included in this annual report.

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

ITEM 9.               THE OFFER AND LISTING.

A.     Listing Details.

There has been no quoted market price for our ordinary shares since April 26, 2006, when our ordinary shares ceased to be quoted on the Pink Sheets Electronic Quotation Service, or the Pink Sheets. See “Markets” in Item 9.C below for further information and “Risk Factors” in Item 3.D above for information regarding the lack of liquidity of our shares.

Our ordinary shares, par value NIS 0.1 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company, LLC. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of any securities exchange on which our ordinary shares may be listed once again in the future.

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

Viola-LM holds 45.3% of our outstanding ordinary shares (excluding treasury shares) and XT Hi-Tech holds 34.9% of our outstanding ordinary shares (excluding treasury shares), which, under the above 12% provisions, would enable them to elect three and two of our directors, respectively, none of whom could qualify as external directors, who can only be elected in compliance with the special approval requirements described in “External Directors” in Item 6.C above. The Company has not to date received a request from any 12% Group for the election of nominees based upon the said 12% provisions.

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

Bank Debt Restructuring Agreement, as Amended

We entered into a debt restructuring agreement with Bank Hapoalim B.M., to which we refer as the Bank, dated September 29, 2006, which agreement has been amended from time to time through December 24, 2012, and to which, together with such amendments, we refer as the Restructuring Agreement. The main current provisions of the Restructuring Agreement are as follows:

Repayment Schedule and Debt Forgiveness.

The principal amount of the Bank debt outstanding immediately after the closing of the original Restructuring Agreement dated September 29, 2006 was approximately $122.1 million (plus our obligations relating to certain commercial guarantees and letters of credit), excluding $25.0 million that the Bank had agreed to forgive (to which we refer as Debt Forgiveness) subject to our making certain specified repayments.

Pursuant to the two most recent amendments to the Restructuring Agreement, dated June 28, 2012 and December 24, 2012, respectively, our repayment of approximately $15.1 million of Bank debt principal to the Bank and the forgiveness by the Bank of approximately $4.3 million of Bank debt (being the final tranche of the sum of $25.0 million that the Bank had agreed to forgive under the Restructuring Agreement), were postponed from June 30, 2012, initially to August 30, 2012 under the first amendment and, subsequently, to December 24, 2012 under the second amendment. Pursuant to these amendments, in December 2012 we paid to the Bank the said $15.1 million of Bank debt principal and the Bank accordingly forgave the approximate $4.3 million of our debt.

In addition, pursuant to the amendment to the Restructuring Agreement dated December 24, 2012, the Bank has also made available to us a revolving credit line of up to $5.0 million which we can withdraw from time to time until December 31, 2013. A copy of the second  amendment is attached as an exhibit to this annual report.

The current amount of the Bank debt is $73.9 million, to be repaid to the Bank in accordance with the schedule set forth in the table below.

Date	Repayment of Principal
(in dollars)
June 30, 2013	10,266,080
June 30, 2014	15,000,000
June 30, 2015	15,000,000
June 30, 2016	15,000,000
June 30, 2017	18,596,517
Totals	$73,862,597

Interest Rate.

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates (the only such rate currently remaining being three month LIBOR plus 5.25%) were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) has been postponed. The $15.1 million of debt repaid to the Bank in 2012 had been subject to an interest of three month LIBOR plus 1.5% and 5.25% All interest payments are due quarterly.

The following table sets forth the outstanding balance of the Bank debt at December 31 of each year (commencing with year-end 2012) and rates of interest payable thereon, as well as the weighted average rate of interest over the subsequent twelve month period, assuming the due payment by Lumenis of all repayments pursuant to the Restructuring Agreement.

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

•
If one or more of Viola-LM, XT Hi-Tech and certain related parties, together referred to as the Relevant Shareholders, transfer their shares in Lumenis to the extent that their aggregate shareholdings are reduced as a result by at least 40% from their then current aggregate holdings in our shares;

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

Financial Covenants.

Customary for transactions of the type effected by it, the Restructuring Agreement contained certain covenants, which, from time to time, the parties have agreed to modify. As part of the most recent amendment to the Restructuring Agreement dated December 24, 2012, we made further modifications to the original financial covenants of the Restructuring Agreement in a letter agreement entered into by the Company and the Bank dated December 24, 2012, to which we refer as the 2012 Financial Covenants Letter.

Effective from the end of the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we have been and will continue to be required to comply with the following financial covenants:

•	The ratio of Net Total Debt to EBITDA (as such terms are defined in the 2012 Financial Covenants Letter), as of the end of the quarters set forth below, shall not exceed the following:

•     6.5  -   the third and fourth quarters of 2011 and the first quarter of 2012;

•     5     -   the second, third and fourth quarters of 2012 and the first quarter of 2013;

•     4     -   the second, third and fourth quarters of 2013 and the first quarter of 2014; and

•     3.5  -   the second quarter of 2014 and each quarter thereafter until full repayment.

•	The Interest Coverage Ratio (as defined in the 2012 Financial Covenants Letter), as of the end of each of the quarters set forth below, shall be at least:

•     1 -   the third and fourth quarters of 2009 ending on the second quarter of 2012;

•     1.5- the third and fourth quarters of 2012 and ending on the first quarter of 2013.

•     2  -  the second quarter of 2013 and each quarter thereafter until full repayment

In addition to the covenants described above, effective from the fourth quarter of 2012 (the quarter ended December 31, 2012) and until repayment of the Bank debt, we have been and will continue to be required to comply with the following financial covenants:

•	Available and accessible cash reserves at an aggregate amount of at least $15.0 million, on a consolidated basis.

•	Accounts receivables as of the end of each quarter shall be, in the aggregate, at least $20.0 million.

Negative Covenants.

The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from:

•	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);

•	incurring additional debt in excess of $30.0 million;

•	entering into or approving any merger, consolidation, or scheme of restructuring; or making certain acquisitions;

•	entering into certain transactions with related parties; and

•	disposing of assets, except as permitted under the Restructuring Agreement.

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

D.     Exchange Controls.

There are currently no Israeli currency control restrictions on the import or export of capital (including the availability of cash and cash equivalents for use by the Company and its subsidiaries) payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax advisers as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

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

Israeli resident individuals.

Capital Gain.

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether listed on a stock exchange or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% and 30%).

Dividend Income.

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of receiving benefit as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Israeli resident corporations.

Capital Gain.

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate from 2012 and onwards is 25%.

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

Non-Israeli Residents.

Capital Gain.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% as of 2012), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on stock exchange- 20% with respect to the portion of the gain generated up to December 31, 2011), or 30% (for any asset other than shares that are listed on stock exchange- 25% with respect to the portion of the gain generated up to December 31, 2011,  if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012).

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

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder, who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset, is exempt from Israeli capital gains tax unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In these cases, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to complex limitations in U.S. laws applicable to foreign tax credits. Those limitations could deny a foreign tax credit for any Israeli tax imposed on a sale, exchange or disposition of our ordinary shares. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local tax liability of the selling shareholder.

Dividend Income.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid for our ordinary shares, which currently are not listed for trading on a stock market, at the rate of  25% (or 30% if the dividend recipient is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, which tax is to be withheld at source, unless a reduced rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty.

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

Notwithstanding the foregoing, dividends generated by an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Privileged Enterprise, or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to complex limitations in U.S. laws applicable to foreign tax credits.

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

Taxation of Dividends Paid on Ordinary Shares.

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” That rate is 15% for dividends received in taxable years beginning prior to January 1, 2013, and 20% for dividends received in taxable years beginning after December 31, 2012. Dividends that fail to meet the requirements of “qualified dividend income”, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary shares in that year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. In general, an election to credit or deduct foreign income taxes applies to all foreign income taxes paid or accrued by a U.S. holder in a taxable year. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is generally subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Those limitations include the provisions described in the following paragraphs, as well as rules that limit foreign tax credits allowable for a class of income to the U.S. federal income taxes otherwise payable on the net income in that class.

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

Taxation of the Disposition of Ordinary Shares.

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation in the case of non-corporate taxpayers. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. In that case, the complex limitations in U.S. laws applicable to foreign tax credits could deny a foreign tax credit for any Israeli tax imposed in those circumstances when Israel pursuant to its domestic tax law and the U.S. Israel Treaty taxes gain recognized by a U.S. resident on a sale, exchange or disposition of our shares. See “Taxation- Israeli Taxation considerations- Non- Israeli Residents- Capital Gain” above.  The deductibility of capital losses is subject to limitations.

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

The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, to which we refer as a QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year in which we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC. If we are classified as a PFIC, the new 3.8% tax on investment income described below generally would not apply to income inclusions pursuant to a QEF election but would apply to distributions of the amounts so taxed pursuant to the QEF election, although a U.S. holder could make an election to be taxed instead on the income inclusions.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, to which we refer as the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS.

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

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of designated amounts and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. The designated amounts are $50,000 on the last day of a taxable year or $75,000 at any time during the taxable year in the case of unmarried taxpayers filing separate income tax returns and $100,000 on the last day of the taxable year or $150,000 at any time during the taxable year in the case of married tax payers filing a joint income tax return. Higher thresholds apply to certain taxpayers living outside the United States. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign trusts or estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. The IRS anticipates issuing regulations that will require a domestic entity to file Form 8938 if the entity is formed or availed of to hold specified foreign financial assets and the value of those assets exceeds the appropriate reporting threshold. Until the IRS issues those regulations, only individuals must file Form 8938. Penalties can apply if there is a failure to satisfy this reporting obligation or an understatement of tax relating to an undisclosed specified foreign financial asset. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

A United States person (including entities) who holds our ordinary shares in a financial account at a foreign financial institution generally will be required to report the account on Treasury Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts (FBAR), provided the total value of reportable assets is at least $10,000 at any time during the taxable year. A person required to report that account on Form 8938 would also be required to report on Form TD F 90.11.1.

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

Certain nonresident aliens who are residents of certain U.S. territories may be liable for the new 3.8% tax on investment income described in “New Tax on Investment Income” above. Certain foreign trusts and estates in the future may be liable for that tax if they have U.S. beneficiaries, although at present proposed Treasury regulations reserve on that question.

The requirement to file IRS Form 8938 applies to a nonresident alien who was a resident alien for part of a taxable year and to certain residents of U.S. possessions. Resident aliens of U.S. territories and U.S. territory entities are subject to the FBAR reporting requirement. For these reporting requirements, see “Information Reporting by Certain U.S. Holders” above.

Information Reporting and Backup Withholding.

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

F.     Dividends and Paying Agents.

Not applicable.

G.     Statement by Experts.

Not applicable.

H.     Documents on Display.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our principal executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, (P.O. Box 240,) Upper Yokneam 2069204, Israel.

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

In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in shekels and forecasted net exposure to the euro and Japanese yen. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and, along with the devaluation of the dollar, our results of operations may be adversely affected by such currency rate movements, notwithstanding such hedging program.

The tables below provide information as at December 31, 2012 regarding (a) our foreign currency-denominated monetary assets and liabilities and (b) our derivative instruments.

a.     Foreign currency denominated monetary assets and liabilities.

Position as at December 31, 2012:

		Settlement Date
	Total as at December 31, 2012	2013	2014	2015	2016	2017	2018 and thereafter	Fair Value as at December 31, 2012
	(U.S. $ in thousands)
Current Assets:
Shekels	1,021	1,021	-	-	-	-	-	1,021
Euro	15,928	15,928	-	-	-	-	-	15,928
Japanese yen	13,793	13,793	-	-	-	-	-	13,793
U.K. pound sterling	1,336	1,336	-	-	-	-	-	1,336
Chinese yuan	16,216	16,216	-	-	-	-	-	16,216
Indian rupee	691	691	-	-	-	-	-	691
Other	242	242	-	-	-	-	-	242
Total	49,227	49,227	-	-	-	-	-	49,227

Long term Assets:
Shekels	3,648	-	-	-	-	-	3,648	3,648
Euro	257	-	-	181	76	-	-	257
Japanese yen	2,584	2,468	65	-	20	-	30	2,584
Chinese yuan	284	69	168	47	-	-	-	284
Other	62	-	-	-	-	-	62	62
Total	6,835	2,537	233	228	96	-	3,740	6,835

Current Liabilities:
Shekels	7,349	7,349	-	-	-	-	-	7,349
Euro	4,393	4,393	-	-	-	-	-	4,393
Japanese yen	5,495	5,495	-	-	-	-	-	5,495
U.K. pound sterling	589	589	-	-	-	-	-	589
Chinese yuan	9,947	9,947	-	-	-	-	-	9,947
Hong Kong dollar	2,585	2,585	-	-	-	-	-	2,585
Indian rupee	494	494	-	-	-	-	-	494
Other	462	462	-	-	-	-	-	462
Total	31,314	31,314	-	-	-	-	-	31,314

Long term Liabilities
Shekels	4,024	-	-	-	-	-	4,024	4,024
Euro	173	-	-	-	-	-	173	173
Japanese yen	4,566	-	-	-	-	-	4,566	4,566
Other	2	-	-	-	-	-	2	2
Total	8,765	-	-	-	-	-	8,765	8,765

b.     Derivative Instruments.

Position as at December 31, 2012:

	Settlement Date
	2013	2014	2015	2016	2017	2018 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from derivatives relating to commitments in respect of future salaries and suppliers
In shekels	13,584	-	-	-	-	-
In Japanese yen	4,540	-	-	-	-	-
In euro	7,701	-	-	-	-	-
Total	25,825	-	-	-	-	-

We have floating rate debt of approximately $73.9 million as of December 31, 2012, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, to which we refer as the IRS Transaction, with respect to $40.0 million of debt, which was due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the IRS Transaction, we pay a fixed interest rate of 3.13% and receive the three month LIBOR rate of interest.

The fair value of the IRS Transaction was reflected in our current liabilities and the changes in its value were included in our other comprehensive income in 2012, 2011 and 2010. As of December 31, 2012, 2011 and 2010, the accumulated other comprehensive loss related to the IRS Transaction amounted to $1.7 million, $1.0 million and $1.6 million, respectively.

We have entered into a lease agreement in respect of our new facilities in Israel that contains monthly lease payments, stated in dollars, including a "floor" of the exchange rate at $1 = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in our financial statements as financial (income) expenses in each respective reporting period. As of December 31, 2012, the fair value of such embedded derivative was $1.6 million.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.               CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2012, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in “Internal Control - Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2012 and 2011, the fees billed to us and our subsidiaries by our principal accountants.(1)

	Year ended December 31,
	2012	2011
	($ in thousands)
Audit fees (2)	$400	$705
Audit related fees(3)	-	-
Tax fees (4)	153	197
Total	$553	$902

(1)
During 2012 we replaced our independent auditors Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, which we refer to as Kost Forer, with Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, which we refer to as Brightman Almagor. The above comprises fees billed by Kost Forer and by other member firms of Ernst & Young Global Limited in 2011 and 2012, as well as fees billed by Brightman Almagor in 2012.

(2)
Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)
Audit related fees consist of fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees” above.  We had no such audit related fees in either 2012 or 2011.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

Pre-approval Policies and Procedures

Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2012 or 2011 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

(a) (1) (i) On December 11, 2012,  our shareholders resolved to replace Kost Forer Gabbay & Kaisierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, to whom we refer to as Kost Forer, as our independent auditors, with effect from fiscal year 2012. Kost Forer had served as our independent auditors since fiscal year 2008.

(ii) The reports of Kost Forer on the Company’s financial statements and financial statement schedule for the fiscal years ended December 31, 2010 and December 31, 2011 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) Pursuant to requirements of the Companies Law, our audit committee and board of directors approved and recommended to our shareholders that they approve, the decision to replace our independent auditors . Pursuant to the Companies Law, the opinion of the audit committee with regard to the non-renewal of the services of Kost Forer was presented at our 2012 Annual General Meeting of shareholders held on December 11, 2012, which opinion was formulated after Kost Forer was given an opportunity to present its position to our audit committee. Also, pursuant to the Companies Law, Kost Forer was invited to participate in such annual general meeting and was provided  an opportunity to present its position at the meeting.

(iv) During the two fiscal years ended December 31, 2010 and December 31, 2011, there have been no disagreements with Kost Forer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kost Forer, would have caused it to make reference to the subject matter of such disagreements in connection with its report.

(v) During the fiscal years ended December 31, 2010 and December 31, 2011, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of the SEC’s Form 20-F occurred.

(2) Following the recommendations of our audit committee and board of directors, on December 11, 2012 our shareholders approved to appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, to whom we refer to as Brightman Almagor, an independent registered public accounting firm, as our independent auditors effective for fiscal year ended December 31, 2012.

During the two fiscal years ended December 31, 2010 and December 31, 2011, we did not consult with Brightman Almagor regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of SEC’s Form 20-F.

(3) We have provided Kost Forer with a copy of the disclosures that we have made in response to Item 16F(a), and requested and received from Kost Forer a letter addressed to the SEC stating whether or not Kost Forer agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which they do not agree with such statements. A copy of the letter from Kost Forer is attached as an exhibit to this annual report on Form 20-F.

ITEM 16G.          CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.          MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS.

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2 to F-3
Consolidated Balance Sheets at December 31, 2012 and 2011	F-4 to F-5
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	F-6
Consolidated statement of Comprehensive income	F-7
Statements of Changes in Shareholders’ Equity (Deficiency) for the Years Ended December 31, 2012, 2011 and 2010	F-8 to F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-10 and F-11
Notes to the Consolidated Financial Statements	F-12 to F-61

ITEM 19.             EXHIBITS.

Exhibit	Description
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

4.(b)4	Lease Agreement dated as of September 27, 2006 between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility. *B (4.19)
4.(b)5
Construction and Lease Agreement dated January 8, 2008 between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel. *C (4.(b)6)

4.(b)6	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003. *A (10.5)
4.(b)7	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd. *A (10.6)
4.(b)8	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc. *A (10.7)
4.(b)9
Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, File #000-27572, filed with the SEC on November 19, 2003.

4.(b)10	Restructuring Agreement dated as of September 29, 2006 between Lumenis Ltd. and Bank Hapoalim B.M.*B (4.21)
4.(b)11	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 between Lumenis Ltd. and Bank Hapoalim B.M. *B (4.22)
4.(b)12	Amendment No. 2 to Restructuring Agreement dated June 25, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *C (4.(b)15)
4.(b)13	Amendment to Amendment No. 2 to Restructuring Agreement dated November 10, 2008 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)14)
4.(b)14	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement dated February 22, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)15)
4.(b)15	Letter of Waiver from Bank Hapoalim B.M. dated June 17, 2009. *D (4.(b)16)
4.(b)16	Amendment No. 3 to Restructuring Agreement dated June 30, 2009 between Lumenis Ltd. and Bank Hapoalim B.M. *D (4.(b)17)
4.(b)17
Amendment No. 4 to Restructuring Agreement dated January 24, 2010 between Lumenis Ltd. and Bank Hapoalim B.M., incorporated by reference to Exhibit 4.(b)18 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, File #000-27572, filed with the SEC on April 6, 2010.

4.(b)18	Financial Covenants Letter dated November 6, 2011 from Lumenis Ltd. to Bank Hapoalim B.M, and confirmed and acknowledged by the Bank. *E (4.(b).19)
4.(b)19	Amendment to Restructuring Agreement dated June 28, 2012 between Lumenis Ltd. And Bank Hapoalim B.M. **
4.(b)20	Amendment to Restructuring Agreement dated December 24, 2012 between Lumenis Ltd. And Bank Hapoalim B.M. (including a Financial Covenants Letter dated December 24, 2012) **
4.(b)22
Purchase Agreement dated as of September 30, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P.*B (4.20)

4.(b)23
Form of Purchase Agreements dated June 21, 2009 between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.), (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. *D (4.(b)19)

4.(b)24
Registration Rights Agreement dated as of December 5, 2006 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and Bank Hapoalim B.M. *B (4.23)

4.(b)25
Amendment No. 1 to Registration Rights Agreement dated June 25, 2009 by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.) and LM Partners L.P. (now known as Viola-LM Partners L.P.) *D (4.(b)21)

4.(b)26	Amended and Restated Warrant No. 5 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 9,411,300 ordinary shares on or before June 30, 2014. *D (4.(b)22)
4.(b)27	Amended and Restated Warrant No. 6 dated June 30, 2009 issued to Bank Hapoalim B.M. to purchase 2,500,000 ordinary shares on or before June 30, 2014. *D (4.(b)23)

4.(b)28	Warrant No. 9 dated June 4, 2007 issued to LM Partners L.P. (now known as Viola-LM Partners L.P.) to purchase 11,936,707 ordinary shares on or before December 5, 2011. *D (4.(b)24)
4.(b)29
Warrant No. 10 dated June 4, 2007 issued to Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.) to purchase 9,313,293 ordinary shares on or before December 5, 2011. *D (4.(b)25)

4.(b)30
Form of 2009 Warrant (Warrants Nos. 11 through 14) dated June 25, 2009 issued to (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.); (2) LM Partners L.P. (now known as Viola-LM Partners L.P.); (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. to purchase an aggregate of 6,818,183 ordinary shares. *D (4.(b)26)

4.(b)31
Trust Agreement dated as of September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. (now known as XT Hi- Tech Investments (1992) Ltd.) and the beneficiaries thereunder, incorporated by reference to Exhibit 1 to Schedule 13D, file #005-54169, filed by Ofer Hi-Tech Investments Ltd. and others with the SEC on July 10, 2007.

4.(b)32
Proxy Statement dated August 9, 2010 for the Registrant’s 2010 Annual Meeting of Shareholders, incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, File #000-27572, furnished to the SEC on August 9, 2010.

4.(b)33	Consulting Agreement with Amit Management and Consulting Ltd., dated June 13, 2012, relating to services to be provided by Mr. Arie Weisberg. **
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

4.(c)3	2007 Share Incentive Plan, as amended May 31, 2012 **
4.(c)4	Form of Indemnification Agreement for directors and certain members of senior management, as adopted December 2006. *B (4.6)
8	List of Subsidiaries. **
11.1	Lumenis Business Conduct Policy. *C (4.(c)7)
11.2	Lumenis Code of Business Ethics for Financial Officers. *C (4.(c)8)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. **
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm. **
15.3	Letter dated March 28, 2013 of Kost Forer Gabbay & Kasierer, member of Ernst & Young Global, independent registered public accounting firm, to be filed under Item 16F(a) of this annual report. **

_________

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

*E
Incorporated by reference to said document filed as an exhibit to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2011, File #000-27572, filed with the SEC on March 28, 2012.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

LUMENIS LTD.

By:	/s/ Zipora Ozer-Armon
Zipora Ozer-Armon
Chief Executive Officer

Date: March 28, 2013

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Lumenis Ltd.

We have audited the accompanying consolidated balance sheet of Lumenis LTD. and subsidiaries (“the Company”) as of December 31, 2012 and the related consolidated statements of operations and comprehensive income, shareholders’ equity (Deficiency) and cash flows for the year ended December 31, 2012.  These consolidated financial statements are the responsibility of the Company’s Board of Directors and management.   Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated  financial position of the Company and its  subsidiaries as of December 31, 2012 and the consolidated  results of their operations and their cash flows for the year ended December 31, 2012, in conformity with U.S. generally   accepted accounting principles.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March 28, 2013

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd. (the "Company")  and its subsidiaries as of December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel March 28, 2012	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,103	$31,023
Short-term bank deposits	-	7,475
Trade receivables (net of allowance for doubtful accounts of $ 2,379 and $ 2,789 at December 31, 2012 and 2011, respectively)	40,179	41,527
Prepaid expenses and other receivables	10,638	8,293
Inventories	35,002	48,284

Total current assets	112,922	136,602

LONG-TERM ASSETS:
Finished goods used in operations, net	3,790	3,638
Property and equipment, net	7,594	6,194
Goodwill	50,217	50,217
Severance pay fund	3,510	3,454
Other assets	7,090	7,462

Total long-term assets	72,201	70,965

TOTAL ASSETS	$185,123	$207,567

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Restructured debt	$13,002	$17,730
Trade payables	15,187	30,159
Other accounts payable and accrued expenses	36,371	37,330
Deferred revenues and customer advances	18,007	18,245

Total current liabilities	82,567	103,464

LONG-TERM LIABILITIES:
Restructured debt	69,503	82,714
Accrued post-employment benefits	8,956	9,329
Deferred revenues	7,553	8,070
Other liabilities	16,742	14,591

Total long-term liabilities	102,754	114,704

TOTAL LIABILITIES	185,321	218,168

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.1 par value;
Authorized: 900,000,000 shares at December 31, 2012 and 2011; Issued: 219,008,726 and 219,007,476 shares at December 31, 2012 and 2011 respectively; Outstanding: 218,973,199 and 218,971,949 shares at December 31, 2012 and 2011 respectively;	4,291	4,291
Additional paid-in capital	544,237	540,950
Accumulated other comprehensive income	15,576	15,457
Accumulated deficit	(564,200)	(571,197)
Treasury shares, at cost (35,527 shares at December 31, 2012 and 2011)	(102)	(102)

Total shareholders' equity (deficiency)	(198)	(10,601)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$185,123	$207,567

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011		2010

Revenues:
Products	$198,811		$199,714	$189,149
Services	49,779		47,268	48,581

Total revenues	248,590		246,982	237,730

Cost of revenues:
Products	97,150		106,240	95,532
Services	28,174		28,226	28,207

Total cost of revenues	125,324		134,466	123,739

Gross profit	123,266		112,516	113,991

Operating expenses:
Research and development	18,497		16,526	16,363
Selling and marketing	75,010		72,891	69,725
General and administrative	20,446		16,912	17,813
Legal settlements, net	-		766	(1,981)

Total operating expenses	113,953		107,095	101,920

Operating income	9,313		5,421	12,071
Financial expenses, net	1,464		3,725	3,880

Income before taxes on income	7,849		1,696	8,191
Taxes on income	852		1,006	2,446

Net income	$6,997		$690	$5,745

Basic and diluted net earnings per share	$0.03	$	*)-	$0.03

*) Less than 1 cent.

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2012	2011	2010

Net income	$6,997	$690	$5,745

Other comprehensive Income, net of tax:
Unrealized gain (loss) on the Interest Rate Swap transaction and foreign currency cash flow hedge ,net of taxes	413	412	(899)

Unrealized gain ( loss) on pension items, net of taxes	146	(211)	(172)
Foreign currency translation adjustments	(440)	687	1,966
	119	888	895
Total comprehensive income	$7,116	$1,578	$6,640

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares			Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total shareholders' equity
	Number	Amount		capital	shares	income	deficit	(deficiency)

Balance as of December 31, 2009	215,340,549	$4,192		$539,419	$(102)	$13,674	$(577,632)	$(20,449)

Compensation related to employees' share option plan	-	-		869	-	-	-	869
Other Comprehensive income, net						895		895
Net income	-	-		-	-	-	5,745	5,745

Balance as of December 31, 2010	215,340,549	$4,192		$540,288	$(102)	$14,569	$(571,887)	$(12,940)

Compensation related to employees' share option plan	-	-		747	-	-	-	747
Exercise of employees share options	11,875	*	)	14	-	-	-	14
Cashless exercise of warrants	3,619,525	99		(99)	-	-	-	-
Other Comprehensive income, net						888		888
Net income	-	-		-	-	-	690	690

Balance as of December 31, 2011	218,971,949	$4,291		$540,950	$(102)	$15,457	$(571,197)	$(10,601)

*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total shareholders' equity
	Number	Amount	capital	shares	income	deficit	(deficiency)

Balance as of December 31, 2011	218,971,949	$4,291	$540,950	$(102)	$15,457	$(571,197)	$(10,601)

Compensation related to employees' share option plan	-	-	3,285	-	-	-	3,285
Exercise of employees share options	1,250	*)	2				2
Other Comprehensive income, net					119		119
Net income	-	-	-	-	-	6,997	6,997

Balance as of December 31, 2012	218,973,199	$4,291	$544,237	$(102)	$15,576	$(564,200)	$(198)

*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net income	$6,997	$690	$5,745
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,866	4,551	5,500
Compensation related to employees' share option plan	3,285	747	869
Adjustments related to restructured debt	(3,046)	(2,286)	(2,169)
Revaluation of financial assets and other, net	(759)	(206)	70
Deferred income taxes, net	1,196	1,451	1,080
Decrease (increase) in trade receivables, net	483	6,927	(5,613)
Decrease (increase) in inventories and finished goods in use	10,427	(9,221)	(5,909)

Decrease (increase) in prepaid expenses and other receivables	(1,285)	876	1,249
Increase (decrease) in trade payables	(15,824)	2,539	9,280
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues)	(1,076)	199	3,610
Increase in accrued post-employment benefits, net	325	161	149
Increase (decrease) in other long-term liabilities	1,400	(2,190)	1,441

Net cash provided by operating activities	6,989	4,238	15,302

Cash flows from investing activities:
Purchase of property and equipment	(3,895)	(2,773)	(2,109)
Investment in short-term and long-term bank deposits	(875)	(3,591)	(25,407)
Proceeds from maturity of short term bank deposits	9,021	17,514	19,333

Net cash provided by (used in) investing activities	4,251	11,150	(8,183)

Cash flows from financing activities:
Proceeds from exercise of share options	2	14	-
Repayments of long-term loans from bank	(15,133)	(10,000)	(8,000)

Net cash used in financing activities	(15,131)	(9,986)	(8,000)

Effect of exchange rate change on cash and cash equivalents	(29)	(61)	302

Increase (decrease) in cash and cash equivalents	(3,920)	5,341	(579)
Cash and cash equivalents at the beginning of the year	31,023	25,682	26,261

Cash and cash equivalents at the end of the year	$27,103	$31,023	$25,682

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	$3,841	$4,253	$3,966

Cash paid during the year for taxes	$1,050	$1,120	$738

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in research and development, manufacture, marketing, sale and servicing of laser, light-based and ultrasonic systems and accessories for surgical, aesthetic and ophthalmic applications. The Company offers a broad range of such products that are used in a variety of applications, including ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology, general surgery, dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, treatment of burns and scars, secondary cataracts, open angle glaucoma, angle-closure glaucoma and various retinal pathologies. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses. Recently the Company has also begun distributing an ultrasound solution in the field of body shaping and contouring.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. As of December 31, 2011, the Company's bank deposits were in U.S. dollars and New Israel Shekels ("NIS") and bore interest at weighted average interest rates of 2.9%. Short-term deposits are presented at their cost, including accrued interest.

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

During 2012, 2011 and 2010, the Company recorded write-offs for inventory no longer required in amounts of $ 3,957, $ 5,807 and $ 2,540, respectively.

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

The Company's property and equipment and finished goods used in operations are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If the asset in not recoverable, then if the carrying amount of an asset exceeds the fair value of such asset, an impairment charge is recognized with respect to the asset in the amount of such excess. During 2012, 2011 and 2010, no impairment losses were identified.

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

As of December 31, 2012, 2011 and 2010 the goodwill amount assigned to each of the Surgical and Aesthetic reporting segment did not change.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 350 guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. The Company estimated as of December 31, 2012, 2011 and 2010 the fair value of each of the reporting units using the Income Approach in the form of a discounted cash flow ("DCF") analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

During 2012, 2011 and 2010, no impairment losses were recorded, as the fair value of all business units, as determined in the first step of impairment test, exceeded their carrying value.

l.	Revenue recognition:

The Company recognizes revenues in accordance with ASC 605-10-S99 (SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition"), which requires that the following four criteria be met in order to recognize revenue:

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

Part of the Company’s revenue transaction with end-users includes multiple elements within a single contract if it is determined that multiple units of accounting exist.

Commencing January 1, 2011, the Company adopted Accountings Standards Update (“ASU”) 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)". ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

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

In instances where revenue is derived from sale of third-party vendor products and the Company is a principal in the transaction, the Company generally record revenue on a gross basis and record costs related to a sale within cost of revenue.  In those cases where the Company is acting as an agent between the customer and the vendor, revenue is recorded net of costs in accordance with ASC 605-45.

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

Changes in the Company's warranty allowance during the fiscal years ended at December 31, 2012, 2011 and 2010 are as follows:

	Year ended December 31,
	2012	2011	2010

Balance at the beginning of the year	$6,459	$5,936	$5,744
Warranties issued during the year	7,258	9,688	7,363
Costs incurred with respect of warranties during the year	(8,328)	(9,165)	(7,171)

	$5,389	$6,459	$5,936

o.	Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were approximately $ 225, $ 392 and $ 439, respectively.

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

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010, were approximately $ 2,405, $ 2,065 and $ 1,779, respectively.

The Company has an unfunded and unsecured  defined benefit plan in respect of its employees in Japan.

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

2.
The net pension liability included in the balance sheet is computed on the basis of the liability at the beginning of the period, plus the current service costs and the current interest costs, less benefit payments.

3.
The difference, at the balance sheet date, between the pension liability, computed as stated in (2) above, and the actuarial liability at the same date reflects the balance of actuarial gains or losses which are deferred and are not immediately recognized in the consolidated financial statements.

These deferred actuarial gains or losses are calculated on an annual basis at the end of each year and are recorded in the statements of operations partially in the following year, if - and only if - at the end of the current reporting year, they amount to more than 10% of the greater of :

a)	the actuarial liability for pension payments; or

b)	the fair value of the pension fund assets.

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (6.1 years) of the Lumenis Japan employees, who are members of the plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715.

	December 31,
	2012	2011

Accumulated benefit obligation	$4,696	$4,742

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$5,407	$4,619
Service cost	535	542
Interest cost	44	43
Actuarial (gain) loss	(245)	312
Currency exchange rate changes	(553)	237
Benefits paid	(179)	(346)

Projected benefit obligation at end of year	$5,009	$5,407

Net periodic benefit cost :

Service cost	$535	$542
Interest cost	44	43

Net periodic benefit cost	$579	$585

	December 31,
	2012	2011

Amounts recognized in accumulated other comprehensive income:

Net actuarial gain (loss), net of taxes	$146	$(211)

Accumulated other comprehensive loss , net of taxes	$190	$336

	December 31,
	2012	2011	2010

Assumptions used to calculate amounts above:

Discount rate	0.70%	0.90%	1.00%
Rate of compensation increase	1.00%	2.00%	2.00%

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Benefit payments are expected to be paid as follows:

December 31,

2013	$598
2014	$446
2015	$410
2016	$514
2017	$993
2018-2022	$2,528

r.	Employee defined contribution plan:

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

The Company matches 25% of employee contributions up to the plan limit of $ 1,000 per annum (through 2009). During the years ended December 31, 2012, 2011 and 2010 the Company did not record expenses for matching contributions.

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 20,421,865, 15,307,820 and 19,383,247 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

The Company retained the service of a third party appraiser to calculate the fair market value of its ordinary shares and other assumptions used in the Black–Scholes option-pricing model. The weighted average fair value of options granted during the year, as calculated by the third party appraiser, was $ 0.72, $ 0.74 and $ 0.69 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC 718-10-S99-1 (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB No. 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

	Year ended December 31,
	2012	2011	2010

Volatility	73%	76%	75%
Risk-free interest rate	0.93%	1.19%	2.15%
Dividend yield	0%	0%	0%
Expected term	4.70 years	4.72 years	4.57 years

The Company's annual compensation cost for the years ended December 31, 2012, 2011 and 2010 totaled $ 3,285, $ 747 and $ 869, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2011 and 2010, was comprised as follows:

	Year ended December 31,
	2012	2011	2010

Cost of goods sold	$127	$104	$70
Research and development	189	186	123
Sales and marketing	385	249	243
General and administrative	2,584	208	433

Total equity-based compensation expense	$3,285	$747	$869

The total unrecognized compensation cost amounted to $ 5,336 at December 31, 2012, and is expected to be recognized over a weighted average period of approximately 3.12 years.

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

The fair value of foreign currency contracts, Interest Rate Swap (used for hedging purposes), Cash fee and the embedded derivative instrument (see also Note 2w) is estimated by obtaining current quotes from banks and third party valuations.

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Other inputs that are directly or indirectly observable in the marketplace; and

  Level 3 -            Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 14).

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470-60, "Debt-Troubled Debt Restructurings by Debtors" (see also Note 9) does not approximate its fair value, which amounts to $73,862, based on discounted future cash flows (level 3).

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

Changes in the Company's allowance for doubtful accounts during the fiscal years ended at December 31, 2012, 2011 and 2010 are as follows:

	Year ended December 31,
	2012	2011	2010

Balance at the beginning of the year	$2,789	$3,406	$3,701
Doubtful debt expenses (income) during the year	102	(78)	56
Customer write-offs during the year	(528)	(564)	(306)
Exchange rate	16	25	(45)

	$2,379	$2,789	$3,406

w.	Derivative instruments:

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israel Shekels. These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2012, the unrealized gain recorded in accumulated other comprehensive income from the Company's currency forward and option transactions is $ 745. Such amount will be recorded in the Company's earnings during 2013. At December 31, 2012, the notional amounts of foreign exchange forward contracts which the Company entered into were $ 15,182. The foreign exchange forward contracts will expire through December, 2013.

To hedge against the potential risks related to changes in interest rates, on March 4, 2008, the Company entered into an interest rate swap (“IRS”) transaction with respect to a $ 40,000 loan, which is due in stages from the third quarter of 2009 until the end of the third quarter of 2013. Under the terms of the IRS, the Company will pay a fixed interest rate of 3.13% and will receive the three month LIBOR rate of interest. The fair value of the IRS was reflected in other account payable and accrued expenses and the changes in the fair value were included in other comprehensive income (“OCI”). The IRS hedge results prior to the amendment to the restructuring agreement entered into by the Company and Bank Hapoalim B.M. on June 30, 2009 (“2009 Amendment”) was recorded against the restructured loan amount, as no interest was recognized for such restructured debt (see Note 9). Subsequent to the 2009 Amendment, a pro-rata amount of the IRS hedge results representing the ratio between the recorded interest expense on the debt based on ASC 470-60 and the actual interest payments on the debt is included as part of financial expense arising from the restructured debt while the remaining amount was recorded in OCI.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward to economically hedge a portion of its forecasted inter-company sales denominated in euros and Japanese yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2012, the notional amount of foreign exchange forward contracts which the Company entered into was $ 10,643. The foreign exchange forward contracts will expire through December, 2013.

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

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

		Fair Value of Derivative Instruments
		Year ended December 31,
	Balance Sheet Location	2012	2011
Derivative Assets:

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$745	$-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	547	335

Total		$1,292	$335

Derivative Liabilities:

Derivatives designated as hedging instruments:
Interest Rate Swap	Other accounts payable and accrued expenses	$(105)	$(433)
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	-	(344)

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(159)	(283)
Lease embedded derivative	Other accounts payable and accrued expenses	(197)	(152)
Lease embedded derivative	Other long term liabilities	(1,369)	(1,131)
Cash fee	Other long term liabilities	(282)	(501)

Total		$(2,112)	$(2,844)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2012	2011	Item	2012	2011

Derivatives designated as hedging instruments:
Interest Rate Swap	$(677)	$545	Financial expenses	$635	$(696)
Foreign exchange option and forward contract	1,090	(133)	Operating income (expenses)	(349)	874

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	-	Financial (expense) income	1,235	(1,633)
Lease embedded derivative	-	-	Financial (expense) income	(399)	992
Cash Fee	-	-	Financial (expense) income	219	73

Total	$413	$412		$1,341	$(390)

x.	Restructuring and other related costs:

The Company has implemented and accounted for two cost reductions plans, one in 2008 (“2008 restructuring plan”) and one in 2009 (“2009 restructuring plan”), as restructuring plans in accordance with ASC 420, “Exit or Disposal Cost Obligation”. At December 31, 2012 and 2010, the Company completed its 2009 and 2008 restructuring plans, respectively.

As of December 31, 2012, the major components of the 2009 restructuring plan charges are as follows:

	Employee termination benefits	Lease abandonment	Total

Balance as of January 1, 2011	$180	$915	$1,095
Cash outlays	(98)	(437)	(535)

Balance as of December 31, 2011	82	478	560
Cash outlays	(82)	(478)	(560)

Balance as of December 31, 2012	$--	$--	$--

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Transfers of financial assets:

ASC 860, "Transfers and servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the year ended December 31, 2012, the Company sold trade receivables to an Israeli financial institution. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. At December 31, 2012 and 2011 the Company had balances from customers and trade receivables that had been sold to such financial institution in the amount of $ 4,693 and $ 5,696, respectively.

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

In 2012, the Company adopted ASU No 2011-05 presentation of comprehensive income. This amended standard eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity (Deficiency), and requires that all changes in stockholders’ equity (Deficiency)- except investments by, and distributions to, owners-  be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company’s adoption of this amended standard impacted the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, but it did not have an impact on the Company’s financial position or results of operations.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accumulated other comprehensive income, net was comprised as follows:

	Year ended December 31,
	2012	2011	2010

Accumulated losses on derivative instruments	$(945)	$(1,358)	$(1,770)
Deferred pension items, net of taxes	(190)	(336)	(125)
Accumulated foreign currency translation differences	16,711	17,151	16,464

Total accumulated other comprehensive income, net	$15,576	$15,457	$14,569

aa.	Capitalized software costs:

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

ab.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

ac.	Impact of recently issued accounting standards still not effective for the Company as of December 31, 2012:

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2012, the Financial Accounting Standards Board (“FASB”) issued ASU No.  2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” (“ASU 2012 02”),  which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The company believes that the adoption of this standard will not have a material impact on its consolidated statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The Company believes that the adoption of both the standard and the update will not have a material impact on our consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2012	2011

Advances to suppliers	$1,449	$911
Income/Corporate taxes	1,605	1,366
VAT and consumption tax	1,585	1,501
Prepaid expenses	1,047	1,210
Restricted Deposits	706	1,218
Fair value of financial derivatives	1,292	335
Other	2,954	1,752

Total prepaid expenses and other receivables	$10,638	$8,293

NOTE 4:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$15,227	$21,452
Work in process	145	-
Finished goods	19,630	26,832

Total inventories	$35,002	$48,284

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2012	2011

Finished goods used in operations	$15,966	$15,922
Accumulated depreciation	(12,176)	(12,284)

Net finished goods used in operations	$3,790	$3,638

Depreciation expenses were $ 2,308, $ 2,480yesand $ 2,798 in the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Leasehold improvements	$3,817	$3,830
Machinery and equipment	9,126	11,542
Computer, software and peripheral equipment	11,593	16,013
Office furniture and equipment	2,184	3,819
Motor vehicles	52	69
	26,772	35,273

Accumulated depreciation	19,178	29,079

Property and equipment, net	$7,594	$6,194

Depreciation expenses were $ 2,558, $ 2,071 and $ 2,702 in the years ended December 31, 2012, 2011 and 2010, respectively.

In 2012, the Company derecognized fully depreciated property, plant and equipment that will not be used, in a total amount of $12,335.

NOTE 7:-	GOODWILL

The Company's balance sheet reflects goodwill, which was recorded as a result of its acquisitions of Coherent Medical Company ("CMG") and HGM Medical Systems ("HGM") in 2001.

Goodwill in the amount of $50,217 remained unchanged during the years ended December 31, 2012 and 2011.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET

The Company's balance sheet reflects intangible assets that were obtained as a result of its acquisitions of CMG and HGM in 2001.

Intangible assets consisted of the following:

December 31,
2012 and 2011
Cost:

Purchased Technology	$29,229
Accumulated amortization:

Purchased Technology	29,229

Intangible assets, net	$-

NOTE 9:-	BANK DEBT

In December 2006, the Company restructured its outstanding debt to Bank Hapoalim B.M. (the “Bank”) pursuant to a restructuring agreement  with the Bank (the “2006 Restructuring Agreement”).

Prior to the 2006 Restructuring Agreement and subsequently thereto, in amendments entered into by the Company and the Bank in 2008, 2009 and 2012, we sought extensions of principal payment dates in connection with our bank debt.

On June 25, 2008, June 30, 2009, January 24, 2010, June 29, 2012 and December 24, 2012, the Company entered into amendments (the “2008 Amendment”, “2009 Amendment”, ”2010 Amendment”, “June 2012 Amendment“ and “December 2012 Amendment”, respectively) to the 2006 Restructuring Agreement that amended the repayment schedule and interest rate provisions and modified a number of covenants in the 2006 Restructuring Agreement.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	BANK DEBT (Cont.)

In 2012, pursuant to the two most recent amendments to the 2006 Restructuring Agreement, the Company postponed the repayment of approximately $15.1 million to the Bank and the forgiveness by the Bank of approximately $4.3 million, initially from June 30, 2012 to August 30, 2012 under the June 2012 Amendment and, subsequently, to December 24, 2012 under the December 2012 Amendment. Following these amendments, in December 2012 the Company paid to the Bank $15.1 million of Bank debt principal and the Bank accordingly forgave approximately $4.3 million of our debt (being the final tranche of the sum of $25.0 million that the Bank had agreed to forgive under the 2006 Restructuring Agreement). In addition, under the December 2012 Amendment, the Bank has also made available to the Company a revolving credit line in the amount of $5.0 million which the Company can withdraw from time to time up to December 31, 2013.

The total principal amount of the Company’s bank debt is currently $73.9 million.

The main provisions of the amendments to the 2006 Restructuring Agreement  are described below:

a.	Repayment schedule and interest rate:

Set forth in the table below are the future scheduled dates for repayment of the Bank debt:

Repayment

June 30, 2013	$10,266
June 30, 2014	15,000
June 30, 2015	15,000
June 30, 2016	15,000
June 30, 2017	18,596

$73,862

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates (the only such rate currently remaining being three month LIBOR plus 5.25%) were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) has been postponed. The $15.1  million of debt repaid to the Bank in 2012 had been subject to an interest of three month LIBOR plus 1.5% and 5.25%.

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

As of December 31, 2012 the Company did not meet the above provisions that require a payment of Cash fees to the bank.

d.	Financial covenants:

The financial covenants were modified under an amendment to the covenants letter in November 2011 and modified further under an  amendment to the covenants letter in December 2012 as part of the December 2012 Amendment (“2012 Financial Covenants Letter”).

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

Effective from the end of the third quarter of 2011 until repayment of the Bank debt, the Company has been and will continue to be required to comply with the following financial covenants:

1.	The ratio of Net total Debt to EBITDA (as defined in the 2012 Financial Covenants Letter) shall not exceed:

(i)	6.5 as of the end of each quarter (as defined in the 2006 Restructuring Agreement) commencing as of the third quarter of 2011 and ending on the first quarter of 2012 (inclusive);

(ii)	5 as of the end of each quarter commencing as of the second quarter of 2012 and ending on the first quarter of 2013 (inclusive);

(iii)	4 as of the end of each quarter commencing as of the second quarter of 2013 and ending on the first quarter of 2014 (inclusive); and

(iv)	3.5 as of the end of each quarter commencing as of the second quarter of 2014 until the Loan is repaid in full.

2.	The Interest Coverage Ratio shall be (as defined in the 2012 Financial Covenants Letter) shall be at least:

(i)	1 as of the end of each quarter commencing as of the third quarter of 2011 and ending on the second quarter of 2012 (inclusive);

(ii)	1.5 as of the end of each quarter commencing as of the third quarter of 2012 and ending on the first quarter of 2013 (inclusive); and

(iii)	2 as of the end of each quarter commencing as of the second quarter of 2013 until the Loan is full repayment.

3.
In addition to the covenants described above, effective from the fourth quarter of 2012 (the quarter ended December 31, 2012) and each quarter thereafter until repayment of the Bank debt, the Company will be required to comply with the following financial covenants:

(i)	Available and accessible ending balance of cash reserves at an aggregate amount of at least $15.0 million, on a consolidated basis.

(ii)	Accounts receivables as of the end of each quarter shall be, in the aggregate, at least $20.0 million.

In addition, the 2006 Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require the Company to refrain from:

(i)	encumbering any of its assets (other than those specifically permitted by the 2006 Restructuring Agreement);

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

(ii)	NOTE 9:-	BANK DEBT (Cont.)

(iii)	incurring additional debt in excess of $ 30,000;

(iv)	entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions;

(v)	entering into certain transactions with related parties; and

(vi)	disposing of assets, except as permitted under the 2006 Restructuring Agreement.

As of December 31, 2012 the Company met the above bank covenants.

The Company has considered the restructured Bank debt under the criteria of, and has accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $ 136,522, and compared it to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $ 128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of December 31, 2012, 2011 and 2010 was an annual rate of 1.17%, 0.92% and 0.95%, respectively. The changes in the effective interest rates in respect of the above dates resulted mainly from changes in LIBOR rates.

During 2012 and 2011, the Company repaid the Bank principal payments of $ 15,133 and $ 10,000, respectively and incurred interest in amounts of $ 4,055 and $ 3,373, respectively, of which amounts of $ 1,250 and $ 1,070, respectively, were recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

The Bank debt is secured by substantially all of the Company's assets - See Note 12.

e.	Credit Facility:

As part of the Company’s 2012 December Amendment, on December 24, 2012 the bank has made available to the Company one-year revolving credit facility in the amount of $ 5,000, which can be withdrawn from time to time for general corporate purposes up to December 31, 2013. The interest rate for borrowings under the revolving credit facility is three month LIBOR rate plus 5.50%. The financial covenants for the Long term debt as reflected in (d) above also cover the credit facility. As of December 31, 2012, the Company did not borrow any amounts under the credit facility.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Payroll and related expenses	$13,570	$12,157
Income taxes including the provision for uncertain tax positions	740	2,699
Professional services	1,497	2,309
Warranties	5,389	6,459
VAT, sales and consumption taxes	1,462	1,750
Commissions (external)	473	2,447
Royalties	1,363	1,156
Restructuring costs	206	560
Fair value of financial derivatives	461	1,212
Accrued expenses	11,210	6,581

	$36,371	$37,330

NOTE 11:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2011

Deferred tax liability (1)	$10,084	$8,844
Provision for uncertain tax position	4,645	3,717
Lease embedded derivative	1,369	1,131
Other	644	899

	$16,742	$14,591

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

NOTE 12:-	COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2022. Lease and rental expenses for the years 2012, 2011 and 2010 amounted to $ 8,362, $ 8,103 and $ 8,165, respectively. Future minimum annual lease payments under operating lease agreements are as follows:

	Rental of premises	Lease of motor vehicles

2013	$5,057	$1,583
2014	4,387	1,063
2015	2,999	181
2016	2,834	9
2017	2,803
Thereafter	5,321	-

	$23,401	$2,836

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	The Company has outsourced its IT related services for an eight-year period beginning May 2005, for which it expects to incur payment obligations of approximately $ 1,350 through April 2013.

c.
As of December 31, 2012, the Company had outstanding guarantees and letters of credit with various expiration dates of approximately $ 3,368 principal amount, of which approximately $ 2,812 related to facilities, $ 148 related to legal proceeding and the remaining amount related to car leases and other miscellaneous guarantees

d.	Royalty payments:

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales and based on the location of the manufacturing site at various rates, ranging from 2.0% to 7.5% of the net selling price of such products.

The Company is also obligated to pay to the Office of the Chief Scientist (the “OCS”) royalties of 3-5% on the sales of products for which grants were received. The royalty-bearing participations outstanding as of December 31, 2012 and 2011 are approximately $ 4,470. Refund of the grants thereon is contingent on future revenue generated from the founded developed products.  The Company is in the opinion that majority of the related plans did not generate and will not generate future revenues. The Company provided accrual accordingly. The OCS is currently carrying out a full review of all royalties paid, or to be paid, by the Company in connection with all grants received by the Company to date.

For the years ended December 31, 2012, 2011 and 2010, the Company incurred royalty expenses in amounts of $ 2,232, $ 2,133 and $ 2,999, respectively, recorded in cost of goods sold.

e.	Legal contingencies:

The Company is a party to various legal proceedings incidental to its business. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

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

In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against the Company. The hearing on the appeal was held on February 21, 2011. The final court ruling is scheduled for issuance at a further hearing scheduled for May 13, 2013. The Company believes that this claim is without merit and therefore no provision was recorded in respect thereto in the financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Administrative Subpoena from U.S. Department of Commerce.

In or about March 2006, the Company received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could have assessed a penalty against the Company’s U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or re-exports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce (the “Commerce Department”), and the other administered by the U.S. Department of the Treasury (the “Treasury Department”). The Company cooperated fully with the U.S. Government’s investigation that was administered by the Commerce Department, and in October 2006, the Company submitted a full report of the matter to the Commerce Department. Upon reviewing the report, the Commerce Department provided verbal notification to the Company’s outside counsel that it was closing its investigation and was not recommending the imposition of any penalty. In March 2007, the Company submitted a full report to the Treasury Department, where the matter was reviewed. On January 31, 2012, the Treasury Department issued a “Cautionary Letter” to the Company advising that the investigation has been closed without the imposition of any monetary or other penalty against Lumenis.

Care Medical Services Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

On January 14, 2010, Care Medical Services Ltd. (“Care”) filed an action with the Israel Magistrates  Court of Tel Aviv for damages based on the alleged failure of Lumenis equipment that was sold to it by the Company’s (then) distributor, Medtechnica Ltd. (“Medtechnica”).  In its statement of claim, Care was seeking damages of approximately $ 75 plus additional unstated damages for loss of business, goodwill, and other consequential damages.  Subsequent to the filing of the statement of claim, Care alleged additional but unspecified damages. The trial took place on May 13, 2012, where the parties settled and the case was dismissed.

Aesthetica Medical Center (Eilat) Ltd. v. Medtechnica Ltd. and Lumenis Ltd.

In April 2010, Aesthetica Medical Center (Eilat) Ltd. (“Aesthetica”) filed an action in the District Court in Petah Tiqvah against Medtechnica and the Company for damages related to the sale of certain equipment by Medtechnica to the plaintiff (Medtechnica was the former distributor of Lumenis equipment in Israel). The statement of claim alleges that Medtechnica falsely represented the capabilities of certain Lumenis equipment that Medtechnica sold to the plaintiff, and as a result Aesthetica suffered certain specified damages of approximately $ 720 and other unspecified damages, to be determined by the court.  On December 27, 2012, the court dismissed the action against Company, such that it is no longer party to the case.

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

Eagle Medical Systems Pvt Ltd. v. Lumenis Ltd. and Certain Subsidiaries

In October 2011, Eagle Medical Systems Pvt Ltd. (“Eagle”) instituted a “Suit for Accounts, Mesne Profits, Damages and Permanent Injunction” in the High Court of Delhi in New Delhi, India against the Company and certain subsidiaries with respect to an exclusive distributorship allegedly established by letter dated July 1, 2001 from ESC Medical Systems, Inc.  The claim alleges that an exclusive distributorship agreement was created and continues in force.  Eagle claims a commission on every sale in India since July 2001.  The complaint claims specified damages of 20,000,000 INR (approximately $400) and other damages to be determined by the court based on the actual sales in India. As a result, the Company is unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. The case has been set for further hearing on August 27, 2013.  At such hearing, the Company will be required to admit or deny original documents that must be submitted by Eagle. The Company denies all allegations of liability to Eagle and is vigorously defending this matter. The Company believes it recorded an adequate reserve with respect to this claim.

Miscellaneous Lawsuits

The Company is also a defendant in various product liability lawsuits in which its products are alleged to have caused personal injury to certain individuals who underwent treatments using the Company's products, and is furthermore subject to certain efficacy claims alleging that the Company is in breach of contract with certain customers. The Company is also a party to various employment claims in some of the regions in which it operates. The Company is defending itself vigorously, maintains insurance against the product liability and employment claims and believes that these claims individually or in the aggregate are not likely to have a material adverse effect on the Company's business, consolidated financial condition, results of operations or cash flows.

f.	Pledges and securities:

The Company's Bank debt is secured by a lien on substantially all of the Company's assets, certain fixed charges over the Company's assets and subsidiaries (including intellectual property), certain pledges of the stock of its subsidiaries and certain subsidiary guarantees securing such debt.

g.	Bank covenants:

See Note 9d.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2012	2011	2010

Bank charges	$1,331	$1,179	$950
Interest expense	794	1,765	1,744
Change in fair value of derivative and embedded derivative	64	(992)	1,207
Exchange rate (gain) loss, net	(608)	2,204	395

Total expenses	1,581	4,156	4,296
Interest income	(117)	(431)	(416)

Total financial expenses , net	$1,464	$3,725	$3,880

NOTE 14:-        FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, its interest rate swap derivative liability and its embedded derivative liability related to its facilities in Israel, at fair value using the market approach valuation technique. Foreign currency derivative contracts, fair value of the interest rate swap derivative liability and fair value of the embedded derivative liability are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Cash fee liability is classified within Level 3 as it is measured using valuation techniques with significant inputs which are unobservable in the market.

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2012 and 2011 were presented on the Company's consolidated balance sheet as follows:

	December 31, 2012
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$1,292	$-	$1,292	$-

Total assets	$1,292	$-	$1,292	$-

Liabilities:

Interest Rate Swap	$(105)	$-	$(105)	$-
Foreign currency derivative instruments	(159)	-	(159)	-
Cash fee (*)	(282)	-	-	(282)
Lease embedded derivative	(1,566)	-	(1,566)	-

Total liabilities	$(2,112)	$-	$(1,830)	$(282)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-         FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2011
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign currency derivative instruments	$335	$-	$335	$-

Total assets	$335	$-	$335	$-

Liabilities:

Interest Rate Swap	$(433)	$-	$(433)	$-
Foreign currency derivative instruments	(627)	-	(627)	-
Cash fee (*)	(501)	-	-	(501)
Lease embedded derivative	(1,283)	-	(1,283)	-

Total liabilities	$(2,844)	$-	$(2,343)	$(501)

(*) The company evaluated the Cash fee fair value, using the Monte carlo simulation model, performed by an independent third party valuation firm.

The following table summarizes the Cash fee activity where fair value measurements is estimated utilizing Level 3 inputs:

	Year ended December 31,
	2012	2011

Carrying value as of January, 1	$(501)	$(574)
Change to fair value included in finance expense	219	73

Carrying value as of December, 31	$(282)	$(501)

NOTE 15:-	SHARE CAPITAL

a.
In December 2006 and in June 2007, the Company raised $ 120,000 and $ 30,000, respectively from two major shareholders (the "Investors"). The amount of shares purchased by the Investors and their assignees in 2006 and 2007, including shares issued upon the exercise of their 2006 Warrants, were subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company's insurance coverage, in connection with a concluded investigation by the United States Securities and Exchange Commission, securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the 2006 transaction (the "Relevant Amounts"). Adjustments for this purpose are made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration.

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

Options granted under all share incentive plans that are cancelled or forfeited before expiration become available for future grant

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

Israel 2003 Share Option Plan (the "2003 Israel Plan")

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. As of December 31, 2012, 2,000,000 ordinary shares are reserved for option grants under such plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHARE CAPITAL (Cont.)

2007 Share Incentive Plan (the "2007 Plan")

The 2007 Plan permits the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to the Company's employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company. As of December 31, 2012, 14,500,000 ordinary shares are reserved for option grants under such plan. During 2012, the Company granted only stock options out of the 2007 Plan. Awards granted under the 2007 Plan are generally exercisable over four years.

On May 31, 2012, the Company’s board of directors extended the contractual term of stock options for the purchase of the Company’s shares that had been granted to our employees, including members of senior management, between December 1, 2006 and December 31, 2009, inclusive, from a term of seven years to a term of ten years from the respective date of grant.

On December 11, 2012 the Company’s shareholders extended the contractual terms of stock options granted to its directors from a term of seven years to a term of ten years from the respective date of grant.

The respective exercise periods of the options granted by the Company to its directors were also extended from a term of seven years to a term of ten years from the respective date of grant.

Such modification was accounted for pursuant to the guidance of ASC 718. The Company recognized compensation expenses related to the above mentioned modification during 2012 of $ 1,503.

A summary of the status of the Company's option plans as of December 31, 2012 and changes during the year ended on that date is presented below:

	Year ended December 31, 2012
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of year	14,762,980	1.35
Changes during the year:
Granted	7,476,000	1.21
Exercised	(1,250)	1.30
Forfeited or cancelled	(4,612,270)	1.50

Options outstanding at the year end	17,625,460	1.24	$2,587

Options vested and expected to vest at the year end	14,724,137	1.25	$2,385

Options exercisable at the year end	8,804,214	1.28	$1,973

The total intrinsic value for the options exercised during the year ended December 31, 2012 was $0.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-         SHARE CAPITAL (Cont.)

The options outstanding as of December 31, 2012, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2012	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2012	Weighted average remaining contractual term	Weighted average exercise price
$		years	$		years	$
0.90 – 1.49	17,058,726	5.28	1.12	8,237,480	4.18	1.03
1.50 – 2.99	457,400	0.45	1.98	457,400	0.45	1.98
3.00 – 8.99	325	0.22	8.55	325	0.22	8.55
9.00 – 10.99	17,587	0.20	10.93	17,587	0.20	10.93
11.00 and above	91,422	0.24	18.55	91,422	0.24	18.55

	17,625,460	5.13		8,804,214	3.94

c.
In connection with the private placement executed on December 2006 (see also a above), the Company granted to its two major shareholders a five-year warrant to purchase 21,250,000 ordinary shares of the Company at an exercise price of $1.0039 per share (as adjusted in 2009 (see a above) ).  On November 7, 2011, the major shareholders delivered notices of warrant exercise by way of a cashless exercise, in accordance with the terms of the warrants.  Based on the fair market value of the Company's ordinary shares as at December 31, 2011, as calculated by a third party appraisal, the cashless exercise of the warrant resulted in the issuance to the major shareholders of 3,619,525 ordinary shares. Although the share certificates for these shares were not physically issued until 2012, the exercise was effective on November 7, 2011 (the date of delivery of the notice of exercise), entitling the major shareholders to those shares and all the accompanying rights as shareholders of the Company as of that earlier date.  Accordingly, the Company reflected such cashless exercise in its balance sheets and statements of changes in shareholders’ equity (deficiency) as of December 31, 2011.

NOTE 16:-	INCOME TAXES

a.	Measurement of taxable income:

Under Israeli law (the Income Tax (Inflationary Adjustments) Law, 1985), until 2007, the Company's results for tax purposes were adjusted annually as a result of changes in the Israeli Consumer Price Index (CPI)

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to such law that limits its scope starting in 2008, and thereafter. Starting in 2008, the Company's results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

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

Certain of the Company's investment programs have been granted “Approved Enterprise” status under the Law. According to the provisions of the Law, the Company has elected the “alternative benefits” program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company's and its subsidiaries' facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the year in which the program commenced its operations or 14 years from the year of approval as an Approved Enterprise.

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

As of December 31, 2012, the Company had approximately $ 189,750 derived from tax-exempt profits earned by its "Approved Enterprise" status prior to and including 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's "Approved Enterprise" status.

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

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the “Programs”). The Company's benefit period related to its first, second, third, fourth and fifth investment programs has ended; therefore, the Company's income attributable to these investment programs is no longer entitled to tax benefits. The tax benefits attributable to the Company's current programs under the Approved Enterprises status are scheduled to gradually expire by 2014.
The Company's Israeli tax return for 2008, submitted to the Israeli Tax Authority (the "ITA") in 2009, included a notice by the Company opting for 2008 as the Year of Election of its "Privileged Enterprise" status under the 2005 Amendment. However, the period of tax benefits for the Privileged Enterprise status for the Company did not commence at that time due to the Company's then-current losses. The tax benefits attributable to the Company's current Privileged Enterprises status are due to expire in 2019.

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

As of December 31, 2012 the Company decided not to opt to apply the amendment.

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

On December 10, 2012, the Company reached a settlement with the Israeli Tax authorities (the “ITA”). The terms of the settlement included the finalizing of the Company's Israeli tax assessments for fiscal years 2004 through 2010 (excluding 2007) which resulted in waiving operating and Capital tax losses  in the total amount of $15,617 and $6,472, respectively.

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

In February 2011, the Company's subsidiary in Germany received final tax assessments for the years 2004-2007, with no material impact on the Company’s consolidated financial statements. As of December 31, 2012 the Company’s subsidiary in Germany is under examination by the German tax authorities for years 2008-2010.

In December 2011, the Company's subsidiary in India received final tax assessments for the year 2008, with no material impact on the Company’s consolidated financial statements. As of December 31, 2012 the Company’s subsidiary in India is under examination by the Indian tax authorities for 2009.

In January 2013, the Company's subsidiary in France received final tax assessments for the years 2007-2009, with no material impact on the Company’s consolidated financial statements.

The Company's subsidiary in Hong Kong is open for assessment since 2005, and the Company's subsidiary in China is open for assessment since its year of incorporation, 2006.

e.	Corporate tax rates in Israel:

The corporate tax rate in Israel for 2010 was 25% . In  2011, following the Amended Legislation for Implementing the Economic Plan for 2009 and 2010, the corporate tax rate in Israel was 24%.

At 2011 The Tax Burden Law 2011 was published and set the corporate tax rate at 25% from 2012 and thereafter.

f.	Net operating loss carry-forwards:

As of December 31, 2012, the Company had carry-forward operating and capital tax losses totaling approximately $ 233,896 and $ 35,720, respectively, out of which approximately $ 157,173 and $ 35,720 of losses, respectively were attributed to Israel, which can be carried forward indefinitely and $ 68,514 were attributed to the U.S. subsidiary, which can be carried forward up until 2032.

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

f.	The above-noted limitation on the use of carry-forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger. (i.e. through December 31, 2014).

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011

Deferred tax assets:
Net operating loss carry-forwards	$76,615	$81,455
Accrued employees costs	1,529	1,922
Reserves and allowances	5,766	5,680
Intangibles	3,577	4,061
Restructured loan (see Note 9)	1,621	1,788
Research and development expenses	4,531	3,908
Other	1,764	2,204

Deferred tax assets before valuation allowance	95,403	101,018
Valuation allowance	(91,175)	(96,883)

Deferred tax assets	$4,228	$4,135

Deferred tax liabilities:
Goodwill	$(10,169)	$(8,844)

Deferred tax liabilities	$(10,169)	$(8,844)

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

h.	A reconciliation of the Company's effective tax expense (benefit) to the Company's theoretical statutory tax expense (benefit) is as follows:

	Year ended December 31,
	2012	2011	2010

Income before taxes on income, as reported in the consolidated statements of operations	$7,849	$1,696	$8,191

Statutory tax rate in Israel	25%	24%	25%

Theoretical tax benefit	$1,962	$407	$2,048
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(1,324)	870	(1,021)
Taxes in respect of prior years	168	329	(155)
Non-deductible expenses	917	406	328
Uncertain tax position	(1,370)	(1,213)	840
Other	499	207	406

Actual tax expense	$852	$1,006	$2,446

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic	$3,339	$(846)	$4,791
Foreign	4,510	2,542	3,400

	$7,849	$1,696	$8,191

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current (including the impact of ASC 470)	$42	$(445)	$1,366
Deferred	810	1,451	1,080

	$852	$1,006	$2,446

Domestic	$(2,313)	$41	$279
Foreign	3,165	965	2,167

	$852	$1,006	$2,446

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	INCOME TAXES (Cont.)

k.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2012	2011

Opening balance	$6,119	$7,637
Increases related to prior year tax positions	784	344
Decreases related to prior year tax positions	--	(692)
Increases related to current year tax positions	513	221
Settlements	(2,381)	(136)
Decreases related to lapses of statute of limitations	(341)	(1,255)

Closing balance	$4,694	$6,119

The balance of total unrecognized tax benefits at December 31, 2012, is $ 4,694 that, if potentially recognized, would affect the effective rate in the Company's statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2012, 2011 and 2010, the Company recorded $ 296, $ (29) and $ 579, respectively, for interest and penalties expenses (income) related to uncertain tax positions. The accrued interest and penalties at December 31, 2012 and 2011 is $ 4,282 and $ 3,986, respectively.

NOTE 17:-	BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2012	2011	2010
Numerator:
Net income available to shareholders of Ordinary shares	$6,997	$690	$5,745

Denominator:
Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	218,972,262	215,884,160	215,340,549
Effect of dilutive securities:
Employee stock options	1,333,181	1,841,885	1,020,238
Warrants	1,725,231	5,339,873	3,358,216
Denominator for diluted net earnings per share - adjusted weighted average number of shares	222,030,674	223,065,918	219,719,003

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

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

	Year ended December 31, 2012
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$95,962	$90,487	$62,141	$-	$248,590

Gross profit	$52,829	$43,641	$27,209	$(413)	$123,266

Operating expenses	42,439	41,721	26,535	3,258	113,953

Operating income (loss)	$10,390	$1,920	$674	$(3,671)	$9,313

	Year ended December 31, 2011
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$89,801	$94,902	$62,279	$-	$246,982

Gross profit	$47,517	$40,332	$24,771	$(104)	$112,516

Operating expenses	35,476	42,593	26,955	2,071	107,095

Operating income (loss)	$12,041	$(2,261)	$(2,184)	$(2,175)	$5,421

*)	Unallocated expenses are primarily related to restructuring expenses, stock-based compensation expenses, settlement with third parties and amortization of intangible assets.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2010
	Surgical	Aesthetic	Ophthalmic	Unallocated expenses *)	Consolidated

Revenues	$81,039	$96,084	$60,607	$-	$237,730

Gross profit	$42,908	$46,985	$24,168	$(70)	$113,991

Operating expenses	36,616	41,107	25,233	(1,036)	101,920

Operating income (loss)	$6,292	$5,878	$(1,065)	$966	$12,071

*)	Unallocated expenses are primarily related to restructuring expenses, stock-based compensation expenses, settlement with third parties and amortization of intangible assets.

2.	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2012
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets	$38,027	$35,834	$29,608	$31,437	$134,906
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$930	$2,363	$602	$-	$3,895
Depreciation and amortization	$1,561	$2,068	$1,237	$-	$4,866

	Year ended December 31, 2011
	Surgical	Aesthetic	Ophthalmic	Unallocated assets	Consolidated

Assets	$35,004	$45,501	$33,324	$43,521	$157,350
Goodwill	$16,581	$33,636	$-	$-	$50,217
Expenditures in respect of long- lived assets	$1,008	$1,066	$699	$-	$2,773
Depreciation and amortization	$1,631	$1,763	$1,157	$-	$4,551

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

c.	Geographic information:

	Year ended December 31, 2012
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$92,446	$42,536	$74,969	$38,639	$248,590
Total long-lived assets	$2,808	$6,196	$1,377	$1,003	$11,384
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2011
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$94,161	$48,157	$60,349	$44,315	$246,982
Total long-lived assets	$2,749	$4,542	$1,465	$1,076	$9,832
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2010
	Americas	Europe	China/APAC	Japan	Consolidated

Revenues	$93,752	$50,095	$46,585	$47,298	$237,730
Total long-lived assets	$3,263	$4,133	$515	$1,028	$8,939
Goodwill	$37,009	$13,208	$-	$-	$50,217

NOTE 19: -	SUBCONTRACTORS

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