Form 20-F
period 2013-12-31
LUMENIS LTD
filed 2014-03-27
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2013
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

Margarita Feigin, Associate General Counsel
Telephone number: 011 972 4 959 9171; E-mail address: margarita.feigin@lumenis.com;
Facsimile number: 011 972 4 959 9355
Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class: Ordinary B Shares, par value NIS 0.85	Name of each exchange on which registered: NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, par value NIS 0.85

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2013, the issuer had only one class of capital stock—ordinary shares, par value NIS 0.10 per share— of which 218,978,199 shares were outstanding. The issuer currently has two classes of capital stock-- ordinary shares, par value NIS 0.85 per share and ordinary B shares, par value NIS 0.85 per share—of which 25,767,186 and 9,474,326 shares, respectively, were outstanding as of March 20, 2014.

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐         No ☒

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.	5
ITEM 3.	KEY INFORMATION.	5
A.	Selected Financial Data.	5
D.	Risk Factors.	7
ITEM 4.	INFORMATION ON THE COMPANY.	30
A.	History and Development of the Company.	30
B.	Business Overview.	31
C.	Organizational Structure.	49
D.	Property, Plants and Equipment.	50
ITEM 4A.	UNRESOLVED STAFF COMMENTS.	51
A.	Operating Results.	51
B.	Liquidity and Capital Resources.	68
C.	Research and Development, Patents and Licenses, Etc.	73
D.	Trend Information.	73
E.	Off-Balance Sheet Arrangements.	73
F.	Tabular Disclosure of Contractual Obligations.	73
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	74
A.	Directors and Senior Management.	74
B.	Compensation.	78
D.	Employees.	89
E.	Share Ownership.	90
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	92
A.	Major Shareholders.	92
B.	Related Party Transactions.	93
ITEM 8.	FINANCIAL INFORMATION.	95
A.	Consolidated Statements and Other Financial Information.	95
B.	Significant Changes.	97
ITEM 9.	THE OFFER AND LISTING.	97
A.	Listing Details.	97
C.	Markets.	98
ITEM 10.	ADDITIONAL INFORMATION.	98
B.	Memorandum and Articles of Association.	98
C.	Material Contracts.	102
D.	Exchange Controls.	103
E.	Taxation.	103
H.	Documents on Display.	110
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	110
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	112
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.	112
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	112
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	113
ITEM 16B.	CODE OF ETHICS.	113
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	113
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	114
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	114
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.	114
ITEM 16H.	MINE SAFETY DISCLOSURE.	115
ITEM 17.	FINANCIAL STATEMENTS.	115
ITEM 18.	FINANCIAL STATEMENTS.	115
ITEM 19.	Exhibits.	116
SIGNATURES		119

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

•	references to “ordinary shares” refer to the Company’s Ordinary Shares, par value NIS 0.85 per share;

•	references to “ordinary B shares” refer to the Company’s Ordinary B Shares, par value NIS 0.85 per share;

•
references to the “offering” refer to the public offering of our ordinary B shares, which closed (in primary part) on March 4, 2014 and (with respect to the underwriters’ option to purchase additional ordinary B shares from certain selling shareholders) on March 26, 2014;

•	references to the “listing” refer to the listing of our ordinary B shares on NASDAQ, which occurred concurrently with the offering;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “FDA” are to the United States Food and Drug Administration;

•	references to the “IRS” are to the United States Internal Revenue Service;

•	references to “NASDAQ” are to the Nasdaq Global Select Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.      Selected Financial Data.

  The following table sets forth our selected consolidated financial data, which is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data at December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data at December 31, 2009, 2010 and 2011 has been derived from previously published audited consolidated financial statements, which are not included in this annual report. This selected consolidated financial data should be read in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Products	$178,705	$189,149	$199,714	$198,811	$213,799
Services	47,391	48,581	47,268	49,779	51,557
Total revenues	226,096	237,730	246,982	248,590	265,356
Cost of revenues:
Products	87,199	95,532	106,240	97,150	96,100
Services	30,050	28,207	28,226	28,174	27,147
Total cost of revenues	117,249	123,739	134,466	125,324	123,247
Gross profit	108,847	113,991	112,516	123,266	142,109
Operating expenses:
Research and development, net	14,584	16,363	16,526	18,497	22,188
Selling and marketing	67,443	69,725	72,891	75,010	81,294
General and administrative	20,516	17,813	16,912	20,446	19,706
Legal settlements, net	683	(1,981)	766	—	(6,692)
Restructuring and other related costs	3,927	—	—	—	—
Operating income	1,694	12,071	5,421	9,313	25,613
Finance expense, net	1,457	3,880	3,725	1,464	5,462
Income before taxes on income	237	8,191	1,696	7,849	20,151
Taxes on income (tax benefit)	(2,452)	2,446	1,006	852	2,758
Net income	$2,689	$5,745	$690	$6,997	$17,393
Earnings per share attributable to ordinary shareholders (1) :
Basic	$0.10	$0.20	$0.02	$0.24	$0.60
Diluted	$0.10	$0.20	$0.02	$0.24	$0.58
Weighted average number of ordinary shares used in computing earnings per share:
Basic	27,623	28,501	28,573	28,982	28,982
Diluted	27,715	29,080	29,523	29,386	29,889

(1)
Basic and diluted earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2(p) and 16 to our audited consolidated financial statements included elsewhere in this annual report.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits	$41,349	$46,874	$38,498	$27,103	$42,811
Current assets	130,921	141,979	136,602	112,922	131,947
Total assets	200,780	216,427	207,567	185,123	206,445
Current liabilities	81,707	98,089	103,464	82,567	100,516
Short-term restructured debt	9,734	12,298	17,730	13,002	17,493
Long-term restructured debt	112,860	100,449	82,714	69,503	52,024
Total liabilities	221,229	229,367	218,168	185,321	188,745
Total shareholders’ equity (deficiency)	(20,449)	(12,940)	(10,601)	(198)	17,700

    The following table summarizes segment data for the year ended December 31, 2013 which is derived from Note 17 to our audited consolidated financial statements presented elsewhere in this annual report and the reconciliation to adjusted EBITDA.

	Year ended December 31, 2013
	Surgical business segment	Ophthalmic business segment	Aesthetic business segment	Unallocated expenses (1)	Consolidated Results of Operations
	(in thousands)
Revenues	$104,693	$60,313	$100,350	$—	$265,356
Gross profit	62,162	26,114	53,789	44	142,109
Operating expenses	49,052	25,669	47,015	(5,240)	116,496
Operating income	$13,110	$445	$6,774	$5,284	$25,613
Depreciation and amortization					5,911
Stock-based compensation					1,954
Legal settlements, net and other non-recurring (income) expenses					(7,475)
Adjusted EBITDA (2)					$26,003

(1)	Unallocated expenses are primarily related to stock-based compensation, legal settlements and other non-recurring (income) expenses.

(2)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to net income, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure that we define as net income before depreciation and amortization, stock-based compensation, legal settlements, net and other non-recurring expenses, financial expenses, net and taxes on income. We have provided a reconciliation below of net income, the most directly comparable U.S. GAAP financial measure, to adjusted EBITDA.

We have included adjusted EBITDA in this annual report because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can, in our opinion, provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Adjusted EBITDA also has significance to us in that it serves as a key metric under the Restructuring Agreement whereby our compliance with certain financial covenants imposed by that agreement is measured. For more information concerning our EBITDA-based covenants, please see “ Operating and Financial Review and Prospects-  Liquidity and Capital Resources - Bank debt restructuring agreement” in Item 5 of  this annual report.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP as the excluded items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, net income, operating income (loss) and our other U.S. GAAP results.

The following table presents a reconciliation of net income to adjusted EBITDA for the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$690	$6,997	$17,393
Taxes on income	1,006	852	2,758
Financial expenses, net	3,725	1,464	5,462
Income from operations	5,421	9,313	25,613
Depreciation and amortization	4,551	4,866	5,911
Stock-based compensation	747	3,285	1,954
Legal settlements, net and other non-recurring (income) expenses	1,428	380	(7,475)
Adjusted EBITDA	$12,147	$17,844	$26,003

C.       Capitalization and Indebtedness.

   Not Applicable.

C.       Reasons for the Offer and Use of Proceeds.

   Not Applicable.

D.       Risk Factors.

   You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could suffer and the price of our shares could decline.

Risks Related to our Business and Financial Condition

The markets in which we operate are competitive, and we may not be able to compete with current or future competitors.

The markets in which we operate are competitive and we expect such competition to increase. Competition arises from laser and other light-based products, as well as from other treatment modalities and alternate technologies that are not based upon laser or light-based technologies. We also face competition from companies selling accessories to, and offering services for, our products, as well as companies selling devices, particularly in the aesthetic market, for home use. Competitors range in size from small, single product companies to large, multinational corporations.

Many of our competitors enjoy competitive advantages over us, including:

•	greater financial, technical, marketing, human and other resources;
•	greater name recognition and/or longer operating histories, particularly within certain geographies or business segments;
•	broader product lines, which may provide the ability to offer rebates or bundle products and thereby offer discounts;
•	larger customer bases and more extensive or exclusive relationships with healthcare professionals, customers and third-party payors;
•	greater experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products;
•	greater resources for the development, promotion, sale and support of products;
•	greater breadth, maturity and strength of patent protection; and
•	location in countries with low-cost economies that are conducive to inexpensive manufacturing.

In the surgical segment, our major direct competitors are: American Medical Systems, Deka Laser Technologies, Dornier MedTech America, Karl Storz, Lisa Laser Products and OmniGuide. Our major direct competitors in the aesthetic segment are Alma Lasers, Cutera, Cynosure, Solta Medical and Syneron. Our major direct competitors in the ophthalmic segment are Carl Zeiss Meditec, Ellex, Iridex, Nidek and Quantel Medical.

The degree of competition is amplified in part as a result of the low barriers to entry especially with respect to less sophisticated products in the aesthetic industry. This has led to us having a greater number of small competitors, particularly in the aesthetic industry.

Competition has in the past, and may in the future, result in pricing pressures, reduced sales and gross margins, loss of market share or a failure to grow our market share in existing segments and geographic markets.

The introduction of disruptive technological breakthroughs, whether pharmaceutical or other newer therapeutic solutions, may present an additional threat to our success in our target markets.

Pharmaceutical alternative treatments compete vigorously with traditional laser procedures, such as those carried out with our products, particularly in the ophthalmic segment. Some pharmaceutical companies, academic and research institutions, or others, may develop new, noninvasive therapies that are more effective, more convenient or less expensive than our current or future products. The introduction of new technologies, along with these new therapies could result in increased competition. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Consolidation in our industries may make it more difficult for us to compete.

The trend towards consolidation has increased, and may continue to increase, the intensity of the competition in our industries. Recently, competitors such as Cynosure and Solta Medical have acquired other companies that operate within the aesthetic market. Further, Valeant Pharmaceuticals has entered into an agreement to acquire Solta Medical. If this trend continues, we will be forced to compete primarily against larger competitors with greater resources and distribution networks. The acquisition of a competitor by a major corporation seeking to enter our markets has a similar effect, resulting in a competitor with substantially greater resources than ours. We cannot give assurances that we will be able to identify suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially reasonable terms or at all. If consolidation in our industries advances further and we are unable to effect mergers or acquisitions of our own, our inability to obtain capital and other resources that are comparable to those possessed by our larger competitors, could have a material adverse effect on our business, financial condition and results of operations.

Our customers’ willingness to purchase our products in the surgical and ophthalmic segments depends to a significant extent on their patients’ ability to obtain reimbursement for medical procedures that our products deliver.

The customers for our medical products include doctors, clinics, hospitals and other healthcare providers whose willingness and ability to purchase our products depend in part upon their patients’ ability to obtain reimbursement for medical procedures that our products deliver from third-party payors, including private insurance companies, and, in the United States, from health maintenance organizations, or HMOs, and federal, state and local government programs, including Medicare and Medicaid. This is particularly the case in the surgical and ophthalmic segments, in which almost all of the treatments performed with our products are currently reimbursable in most jurisdictions. Third-party payors have been increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Additionally, we cannot predict what legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what the effect of such legislation or regulation may have on us, if any. The inability of our customers’ patients to obtain adequate reimbursement from third-party payors for medical procedures that use our products, or changes in third-party coverage and reimbursement policies, could have a material adverse effect on our sales, financial condition and results of operations.

We depend on third-party suppliers, and, in one case, a sole source supplier, for key components used in our products, subassemblies and systems.

Certain key components used in our products, subassemblies and systems are manufactured or assembled by a limited number of suppliers or subcontractors and, in one case, are purchased by us from a single source. We do not have a long term supply agreement with this supplier. If we lose this supplier, certain of our sales may be temporarily disrupted until we replace the supplier. Components from any supplier may not be available in the future.

Additionally, due to their sophisticated nature, certain components must be ordered more than six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three- to nine-month estimate of future orders.

There are further risks associated with suppliers, even with regards to those products, subassemblies and systems that are provided by a number of suppliers, including, among other things:

•	if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand;

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

•
suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

•	we may experience production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems; and

•	fluctuations in demand for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner.

If any of these risks materialize, the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on our ability to meet demand for our products. Our ability to generate revenues would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and results of operations.

We may fail to accurately forecast component and material requirements for our products.

Our customers and potential customers, particularly in our aesthetic segment, frequently require delivery of products within a relatively short timeframe. This is due to factors such as end-of-year tax benefits, budget considerations and the timing of business opportunities. Additionally, we manufacture certain of our products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. However, due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which has in the past and could in the future lead to inventory obsolescence, and may increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. We have recently been focused on reducing our inventory in order to reduce costs related to write-offs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, strain our relationship with our existing customers and damage our reputation. As a consequence, we may lose future sales to such customers or to potential customers. Any of these occurrences would negatively affect our revenues, business and operating results and could have a material adverse effect on our business, financial condition and results of operations.

Our markets are characterized by evolving technological standards and changes in customer requirements, and we may not be able to react to such changes and introduce new product platforms in a timely manner.

Our markets, in particular the aesthetic market, are characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. In each of our segments, we are targeting the introduction of one to two new product platforms by the end of 2014. Our future growth depends in part on our ability to introduce these products on a timely basis, as well as to introduce other product enhancements that address customer needs. These goals require us to design, develop, manufacture, assemble, test, market and support these new platforms or enhancements on a timely and cost-effective basis. It also requires continued substantial investment in research and development. Our research and development expenses, net were 8.4% of our total revenues in the year ended December 31, 2013.

During each stage of the research and development process we encounter obstacles that may delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient or any patent or other intellectual property protection for such new or enhanced products or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

We require significant cash funds for our operations; we may need to raise additional funds in the future and may be unable to raise capital when needed or on acceptable terms.

We believe our existing cash, cash equivalents, short-term investment balances and our portion of the net proceeds from the offering of our ordinary B shares which closed (in primary part) on March 4, 2014 and (with respect to the underwriters’ option to purchase additional ordinary B shares from certain selling shareholders) on March 26, 2014, to which we refer to as the offering, will be sufficient to meet our anticipated cash requirements through at least the next 12 months. In particular, as we continue to expand the direct distribution of our products into new territories, our working capital requirements will increase. We currently plan to fund these expenditures with cash flow generated from our operating activities. To the extent our available cash, cash equivalents and short-term investment balances (including the proceeds from the offering) are insufficient to satisfy our day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements, as well as to fund growth, develop new products and services or make acquisitions or other investments, we may need to seek additional sources of funds. This may be done by selling additional equity or debt securities or entering into a credit facility. However, we may be unable to obtain additional financing at commercially reasonable terms or at all. Obtaining such financing will be subject to the consent of Bank Hapoalim B.M., or the Bank, pursuant to the bank debt restructuring agreement, dated as of September 29, 2006, between the Company and the Bank, as amended, or the Restructuring Agreement. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer service or other resources devoted to our products. Any of these actions could materially harm our business and results of operations.

Our indebtedness subjects us to significant debt service obligations and financial and other covenants.

The total principal amount of our Bank debt as of December 31, 2013, which is governed by the Restructuring Agreement, was approximately $63.6 million. Pursuant to the Restructuring Agreement, we sought extensions of principal payment dates for our Bank debt. The interest rate payable on our Bank debt is LIBOR plus 5.25%. Until repayment of the Bank debt, we are subject to certain financial ratio covenants as described under the caption “Bank debt restructuring agreement  — Financial Covenants” in “Operating and Financial Review and Prospects- Liquidity and Capital Resources” in Item 5 below. These financial covenants become more restrictive each year. We are also subject to certain other covenants including negative covenants that require us to refrain from certain transactions without the Bank’s consent. Our ability to make payments of principal and interest and to comply with the financial and other covenants under the Restructuring Agreement is subject to the risk factors described herein, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service. This could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a downturn in our business or deterioration of general economic conditions.

We have granted the Bank security interests that include a floating charge on all of our assets, certain fixed charges over our assets and those of our subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt. Therefore, a downturn in our business that causes a default by us under the Restructuring Agreement could have a material adverse effect on our company.

Continued improvements in our overall profitability will be adversely affected if we are unable to continue improving our gross margins and our operating leverage.

Our segment operating margins, which have increased in recent years, have done so primarily as a result of improvements in gross margins. To achieve these improvements, we have made considerable investments in reengineering of products in a manner that has reduced costs of products, as well as lowered service and warranty costs, due to increased emphasis on quality control, and more efficient management of our inventory levels, has resulted in lower inventory write downs over the past two years. In order to continue driving our overall profitability, we will need to continue to improve our gross margins with a particular focus on our ophthalmic and aesthetic segments. In order to achieve this we intend to, among other things, continue reducing costs of products and manufacturing by increasingly outsourcing manufacturing when doing so is expected to produce greater efficiencies. We will also continue to focus on execution and maximizing operating leverage. There can be no assurance that our actions to continue to improve our gross margins and operating leverage will be successful. If we are unable to achieve these goals, then our overall profitability and future prospects may be harmed.

Due to the complex nature of some of our products we could be subject to product liability claims, including due to adverse treatment outcomes.

Laser and IPL systems are inherently complex in design and require ongoing scheduled maintenance. Despite pre-market testing, our products may malfunction when used by our customers, due to their technical complexity. Furthermore, our products are sold in jurisdictions that vary in the specific qualifications or training required for purchasers or operators of the products. Although we provide product training to the purchasers or operators of our products, there is a risk that our products may be purchased or operated by physicians with varying levels of training, and in some cases, by practitioners such as nurses, chiropractors and technicians who may not be adequately trained. The purchase and use of our products by non-physicians or persons who lack adequate training may result in the misuse of our products, which could give rise to adverse treatment outcomes. If we are unable to prevent product malfunctions or misuse, or if we fail to do so in a timely manner, we could also experience, among other things, delays in the recognition of revenues or loss of revenues, particularly in the case of new products; legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs; action by regulatory bodies; and diversion of development, engineering and management resources.

In addition, some of our products are combined with products from other vendors, which may contain defects. While our agreements with such other vendors generally provide for indemnification for us for liabilities arising from such defects, it may be difficult to identify the source of a defect. There are also risks of physical injury to a patient when treated with one of our products, even if a product is not defective.

Such potential adverse effects may cause a significant increase in the premiums under our insurance policies. Further, the coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Even if unsuccessful, such a claim could nevertheless have an adverse impact on our company, due to damage to our reputation and diversion of management resources.

Our products include a limited time warranty which could result in substantial additional costs to the company should we fail to monitor product quality effectively.

We generally provide a 12-month warranty on our laser systems; however, in some instances, we provide a more extended warranty on systems sold to end-users. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. If our products malfunction, warranty claims may become significant, which could cause a significant drain on our resources and materially adversely affect our results of operations.

In manufacturing our products, we depend on subcontractors and third-party suppliers for various components, many of which require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, our subcontractors, or we, use defective materials or substandard workmanship in the manufacturing process, the reliability and performance of our products will be compromised. The occurrence of these defects could increase our costs associated with our warranty program and thus materially harm our business.

Our systems may not be able to meet patient expectations and there may be adverse side effects from the procedures for which our products are used.

Our future success, particularly in the aesthetic segment, depends upon patients having a positive experience with the procedures for which our products are used. This is due to the fact that we rely both on individual patients’ repeat business and word-of-mouth referrals to increase physician and clinician demand for our products. Patients may be dissatisfied with these procedures if they find them to be too painful or if they experience excessive temporary swelling or reddening of the skin as a procedural side effect. In rare instances, patients may receive burns, blisters, skin discoloration or skin depressions that would discourage a patient from having additional procedures or from recommending these procedures to others. In order to generate repeat and referral business, we also believe that patients must be satisfied with the effectiveness of the procedures. Results obtained from the procedures for which our products are used may vary and the patient reactions to those results are subjective. A product treatment may produce results that may not meet patients’ expectations. If patients are not satisfied with the procedure or feel that it is too expensive for the results obtained, our reputation and future sales could suffer. Furthermore, if patients are not satisfied with the procedures as a result of the physician not operating our products properly or otherwise not conducting the procedure properly, both of which are outside of our control, it could have a material adverse effect on our reputation and future sales.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and we may be unable to retain existing, or hire additional, skilled personnel.

Our success depends to a significant extent upon the continued service of our key senior management and sales, technical and scientific personnel. Competition for qualified personnel in our industry is intense and finding and retaining qualified personnel with experience in our industry is challenging. Further, our business could be materially adversely affected by the loss of the services of any of our existing key personnel, whether through resignation, death or injury. The technologically-intense industry in which we operate is particularly prone to the movement of employees to competitors. We cannot assure you that we will continue to be successful in hiring and retaining properly trained and experienced personnel. Our inability to attract, motivate, train and retain qualified new personnel could have a material adverse effect on our business and results of operations. Additionally, a significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in the price of our ordinary B shares could make it difficult for us to retain our employees and recruit additional qualified personnel.

Exchange rate fluctuations between the U.S. dollar or other currencies and the shekel or other currencies may negatively affect our results of operations.

The U.S. dollar is our functional and reporting currency. Although most of our revenues are in U.S. dollars, a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels, and a portion of our expenses is denominated in other currencies, in particular the euro, the Japanese yen and the Chinese yuan.

The remainder of our revenues is denominated in currencies other than U.S. dollars, in particular the euro and the Japanese yen. As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or, if the shekel instead devalues in relation to the U.S. dollar, that the rate of inflation in Israel will exceed the rate of devaluation of the shekel in relation to the U.S. dollar or other currencies or that the timing of such devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, although the U.S. dollar appreciated against the shekel in 2011, the rate of devaluation of the U.S. dollar against the shekel was approximately 2.4% in 2012 and 7.0% in 2013, which was compounded by inflation in Israel at rates of approximately 1.6% and 1.8%, respectively. This had the effect of increasing the U.S. dollar cost of our operations in Israel.

Furthermore, because a material portion of our non-U.S. revenues is denominated in currencies other than the U.S. dollar, the strengthening of the U.S. dollar in relation to other currencies, in particular the euro and the Japanese yen, will negatively affect our results of operations. In 2013, the U.S. dollar appreciated by 21.8% relative to the Japanese yen, thereby adversely affecting the dollar value of our Japanese-based sales and related revenues during that period. Largely as a result of this depreciation, our revenues in the year ended December 31, 2013 in Japan declined, particularly in the ophthalmic segment. In addition, in 2010 and 2011 the U.S. dollar appreciated in relation to the euro by 8.0% and 3.2%, respectively, thereby adversely affecting the dollar value of our euro-denominated revenues.

We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the shekel or other currencies against the U.S. dollar. Although we engage in currency hedging activities, primarily with regard to the shekel, the Japanese yen and the euro, we may nevertheless be inadequately protected from adverse effects of currency fluctuations and the impact of inflation in Israel. For additional information relating to the impact of exchange rate fluctuations, see “Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations” in “Operating and Financial Review and Prospects” in Item 5  below.

Our existing and planned international operations expose us to additional market and operational risks associated with the business environment in those countries.

We conduct our operations at our headquarters in Israel, as well as through our subsidiaries in Europe, the United States, Japan, China and Hong Kong, India, Singapore and Australia. Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. During the year ended December 31, 2013, approximately 34.7% of our total revenues were from the Americas with the remainder divided among the APAC region (approximately 32.5%); the Europe, Middle East and Africa region, which we refer to collectively as EMEA (approximately 18.0%); and Japan (approximately 14.8%). Less than 1% of our revenues were attributable to Israel, where our company is headquartered. We anticipate that international sales, and in particular sales to APAC, will continue to account for the substantial majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	the impact of earthquakes, floods and other natural disasters or occurrences adversely affecting local economies;

•	the impact of military or civil conflicts or other political risks;

•	disruption or delays in shipments caused by customs brokers or government agencies;

•	imposition by governments of controls that prevent or restrict the transfer of funds;

•	unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	preference for locally manufactured products;

•	longer accounts receivable collection periods and greater difficulties in their collection;

•	difficulties in protecting or enforcing patent, trademark and other intellectual property rights in certain foreign countries (especially in the APAC region), as described below; and

•	potentially adverse tax consequences resulting from changes in tax laws.

If we fail to overcome the challenges that we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating Primarily to our Location in Israel”.

We face various risks associated with the manufacture of our products.

The manufacture of our lasers and the related delivery devices is a highly complex and precise process. We assemble the majority of the critical subassemblies and our final products at our facilities in Salt Lake City, Utah and Yokneam, Israel. We also have a small manufacturing and refurbishing center in China for key components of our ophthalmic products. We may experience manufacturing difficulties or disruptions, quality issues or capacity constraints, both in respect of existing products and with regard to new products that we may introduce. As a result, product shipments to our customers could be delayed or could contain products that do not conform to our production standards, which could have a material adverse effect on our business and results of operations.

Moreover, with the exception of limited outsourcing, the manufacture of all of our ophthalmic products and accessories takes place in our Salt Lake City, Utah facility and the manufacture of all of our aesthetic and surgical products and accessories takes place in our Yokneam facility. Accordingly, we are highly dependent on the uninterrupted and efficient operation of these facilities. These facilities could be subject to a catastrophic loss as a result of natural disasters such as an earthquake, flood or wildfire. Other losses to the facilities may result from fires, accidents, work stoppages, power outages, acts of war or terrorism. See “ Risks Relating Primarily to Our Location in Israel – Political, economic and military instability in Israel and the Middle East may adversely affect our operations and may limit our ability to produce and sell our products” below. Any such loss at our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities, and our insurance might not be sufficient to cover such loss. Longer-term business disruptions could result in a loss of customers. Any such losses could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we currently rely on a single manufacturer in Israel to manufacture and assemble products that accounted for approximately 21% of our revenues in the year ended December 31, 2013. If this manufacturer experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with this manufacturer, product shipments may be delayed and our ability to deliver these products to customers could be materially and adversely affected.

Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current information technology (IT) system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially harm our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

A substantial portion of our sales are completed in the last few weeks of each calendar quarter, and such anticipated sales may not materialize.

We typically receive a disproportionate percentage of orders toward the end of each calendar quarter, including the fourth quarter, which is generally our strongest quarter. To the extent that we do not receive anticipated orders, or orders are delayed beyond the end of the applicable quarter or year, our business and results of operations could be materially adversely affected. In addition, because a significant portion of our sales in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and, potentially, future quarters would be adversely affected.

The long initial sales process for our products — which can last up to 18 months in the case of sales by our surgical segment — may cause us to incur significant expenses without any resulting revenues.

Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products, we may incur substantial sales and marketing expenses. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long initial sales cycles may cause us to incur significant expenses without any resulting revenues and, in the aggregate, may materially adversely affect our results of operations.

Any acquisitions that we may make could harm or disrupt our business and are not assured to bring their anticipated benefits and synergies.

We have in the past made acquisitions of other businesses, technologies and/or assets, and we continue to evaluate potential strategic acquisitions. We cannot give assurances that we will be able to identify future suitable acquisition candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions on reasonable terms or at all.
Such acquisitions could also involve numerous risks, including:

•	problems combining the acquired operations, technologies (including IT systems) or products with our own;

•	unanticipated costs or liabilities;

•	adverse effects on existing business relationships with distributors, suppliers and customers;

•	entering markets in which we may have no or limited prior experience;

•	diversion of management’s attention from our core businesses; and

•	potential loss of key employees, particularly those of the purchased organizations.

Any such acquisitions in the future could strain our managerial, operational and financial resources, as well as our financial and management controls, reporting systems and procedures. In order to integrate acquired businesses, we will have to continue to improve operating and financial systems and controls. If we fail to successfully implement these systems and controls in a timely and cost-effective manner, our business and results of operations could be materially adversely affected. Furthermore, we cannot provide any assurance that we will realize the anticipated benefits and/or synergies of any such acquisition.

In attempting to effect acquisitions, we may be limited due to the covenants under our debt restructuring agreement, thereby limiting our ability to obtain the maximal benefits from any such acquisition.

The size and manner of any acquisition that we seek to effect could be limited by our need to comply with the negative covenants contained in the Restructuring Agreement, governing our Bank debt. This could prevent us from effecting a key acquisition and thereby potentially stymie our growth and also hurt our competitive position and ultimately our results of operations. For additional details concerning our bank covenants, see “Operating and Financial Review and Prospects- Bank debt restructuring agreement” in Item 5 below.

We have allocated substantial sums to goodwill as a result of the acquisitions made by us over the years and we may be required to write-off a material part of this goodwill.

As of December 31, 2013, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us in previous years. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should this testing reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write-off the amount of the impairment. A substantial impairment of goodwill could materially adversely affect our results of operations.

Global economic and social conditions have adversely affected, and may continue to adversely affect our business, financial condition and results of operations.

Negative conditions in the national and global economic environments have adversely affected, and may continue to adversely affect our business, financial condition and results of operations. The uncertain direction and strength of the global economy, continuing geopolitical uncertainties and other macroeconomic factors have harmed, and may continue to harm, our business.

The global economic downturn that began in 2008 has continued and global financial markets, particularly in Europe, which accounted for approximately 16% of our total revenues for the years ended December 31, 2012 and 2013, continue to be adversely affected by a multitude of factors. Adverse credit conditions, slower economic activity, increased energy costs, renewed inflation, decreased consumer confidence, reduced capital spending, adverse business conditions, liquidity concerns and other factors have mitigated the strength of economic recovery. During uncertain economic times and in tight credit markets, many of our customers and distributors may experience financial difficulties or be unable or unwilling to borrow money to fund their operations, including obtaining credit lines for leasing equipment, and may delay or reduce technology purchases or reduce the extent of their operations. The market for aesthetic procedures and the market for our premium products can be particularly vulnerable to economic uncertainty, since the end-users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In addition, in many instances, the ability of our customers to purchase our products depends in part upon the availability of bank financing at acceptable interest rates. Furthermore, in the surgical market, in tight economic times when budget deficits are commonplace, hospitals and similar institutions may be less willing or unable to allocate the requisite budget for the purchase of our products. For example, while we did not experience a decrease in the sales of our surgical products in 2012 or in 2013, in previous years many hospitals in the United States have implemented a near freeze on the purchase of expensive capital equipment.

These factors have resulted and could continue to result in reductions in revenues from sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. Payment by our customers of our receivables is dependent upon the financial stability of the economies of certain countries. In light of the current economic state of many countries outside of the United States, we continue to monitor the creditworthiness of our customers because weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on current and future sales to these customers. Any of these events would likely harm our business, and could have a material adverse effect on our financial condition and results of operations.

We have an important relationship with Boston Scientific Corporation relating to our urology products in the United States.

Boston Scientific Corporation is one of the major customers for our urology products in the United States, representing less than 5% of our total revenues for the year ended December 31, 2013. Furthermore, in December 2011 we signed a distribution agreement with Boston Scientific for the promotion of our lasers and fibers in the interventional fields in the United States, pursuant to which Boston Scientific is an independent distributor. The term of the distribution agreement expires on December 31, 2016. Any termination of the distribution agreement, adverse change in our relationship or change in Boston Scientific’s business, including a material adverse effect on our business and results of operations.

Risks Related to Regulatory Matters

We are subject to extensive and increasing international government regulations relating to our business and products.

Our ability to sell our products is subject to various federal, state, national and international rules, and these various processes are costly, lengthy and uncertain. Changes to existing U.S., European Union (E.U.) and other national and international rules and regulations, as discussed here and in the risk factor below, could limit our ability to comply with the regulatory requirements. For instance, the E.U., requires us to comply with the European Medical Device Directive’s criteria and obtain a CE Mark prior to the sale of our medical products in any E.U. member state. The European Medical Device Directive sets out specific requirements for each stage in the development of a medical product, from design to final inspection.

Our products are subject to additional similar regulations in most of the international markets in which we sell our products and may require, as in China, extensive and rigorous regulatory review of our products in order to obtain regulatory approval. Additionally, new or more extensive regulatory requirements in any of the countries in which we do business could adversely affect our ability to sell our current and future lines of products internationally, increase our costs and materially adversely affect our business and results of operations.

We are subject to extensive and increasing U.S. government regulations relating to our business and products.

Unless an exemption applies, each medical device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for Section 510(k) clearance, under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to support a pre-market notification submission with clinical data. Such clinical data is gathered under an investigational device exemption, to which we refer as an IDE, granted by the FDA, which allows human clinical trials and gathering of relevant clinical data in support of demonstrating substantial equivalence. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. Further, in the United States, lasers are subject to an additional set of regulations beyond those that apply to other medical devices, which requires us to meet certain reporting requirements.

Products that do not qualify for the 510(k) procedure must be approved through the pre-market approval, or PMA, process. The PMA process requires that the manufacturer provide the FDA with clinical data to demonstrate that the product is both safe and effective. The PMA process requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

PMA generally requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE to establish safety and effectiveness. For products subject to PMA, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development, and delays in receipt of, or failure to receive, such approvals or clearances could have a material adverse effect on our business.

The approval and clearances processes are highly uncertain and are subject to legislative and regulatory change. Even if the FDA approves a PMA or clears a product under section 510(k), the agency may limit the intended uses of the product so that it is not commercially feasible to market the product for the limited uses approved or cleared by the FDA. Moreover, any facility where the device is made must be registered with the FDA and is subject to inspection by the agency.

In the United States, we are subject to pre-approval inspection, post-approval inspection, and market surveillance to determine compliance with regulatory requirements. Following clearance or approval, marketed products are subject to continuing regulation and facilities are subject to unannounced inspections. We are required to adhere to the FDA’s Quality System Regulation, to which we refer as QSR, and similar regulations in other countries, which include design, testing, production, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	requiring us to repair, replace or refund the cost of our products;

•	the issuance of public notices or warnings;

•	operating restrictions, partial suspension or total shutdown of production;

•	delays in the introduction of products into the market;

•	refusal of our requests for 510(k) clearance or PMA of new products;

•	withdrawal of 510(k) clearance or PMAs already granted; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition. These potential sanctions and the costs associated with conforming to the FDA’s rules could increase our costs and have a material adverse effect on our business.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

We must obtain regulatory approvals and comply with the regulations of countries where we market and sell our products. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Clearance or approval by the FDA does not ensure foreign regulatory approval, and approval by one foreign regulatory authority does not ensure approval other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval. For example, the China Food and Drug Administration, or the CFDA, conducts independent review of our products prior to approval, and FDA clearance or approval of the same product does not assure similar clearance or approval by the CFDA. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products, on a timely basis, if at all. If we fail to obtain or maintain regulatory approval on a timely basis, or at all, in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

In addition, national and regional authorities have recently introduced environmental legislation and issued environment directives. As a result, we may be required to expend significant amounts of both time and money to ensure that we are in compliance with these requirements. For additional information concerning the environmental regulations with which we must comply, please see “— We are subject to environmental, health and safety laws and regulations.”

Our products may in the future require corrective measures to maintain their regulatory approvals, which could harm our reputation, business operations and financial results.

Manufacturers of products such as ours may independently initiate actions, including field corrections, non-reportable market withdrawals or reportable product recalls, for the purpose of, among other reasons, correcting a material deficiency or improving device performance. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require a mandatory recall of commercialized products in the event of a violation of relevant statutory and regulatory requirements, including material deficiencies or defects in design, manufacturing or labeling or in the event that a product poses an unacceptable risk to health. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Such actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations.

Companies are required to maintain certain records of actions, even if they determine such actions are not reportable to the FDA. If we determine that certain actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to formally report those actions as recalls, which requires public announcement. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report remedial actions taken by us when they were conducted or failing to timely report or initiate a reportable product action.

Depending on the corrective action, the FDA may require, or we may decide, that we need to obtain new approvals or clearances for the corrected device before we may market or distribute it. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the relevant regulatory authority. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians may use our products off-label, as some regulatory authorities (including the FDA) do not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if a regulatory authority (such as the FDA) determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. In addition, allegations of “off-label” promotion may form the basis for an action alleging a violation of the U.S. federal False Claims Act, which carries significant civil fines and penalties.

We may be affected by healthcare policy changes, including recently passed legislation to reform the U.S. healthcare system.

Potential fundamental changes in the political, economic and regulatory landscape of the healthcare industry could substantially affect our results of operations. Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements, are continuing in many countries where we do business. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the PPACA, was enacted into law in March 2010. Certain provisions of the PPACA will not be effective for a number of years. There are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. Because the substantial majority of Americas revenues is generated in the United States, the PPACA may materially affect us. Beginning in 2013, the PPACA imposes on medical device manufacturers a 2.3% excise tax on the first sale or use of certain medical devices within the United States. As we are subject to such excise tax and as U.S. revenues represented the substantial majority of our total Americas revenues in 2013, this tax burden may have an adverse effect on our results of operations and our cash flows. Other provisions of the PPACA could meaningfully change the way healthcare is developed and delivered in the United States, and may adversely affect our business and results of operations. We cannot predict what healthcare programs and regulations will ultimately be implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material adverse effect on our business, financial condition and results of operations.

Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, also are ongoing in other markets where we do business.

We are subject to environmental, health and safety laws and regulations.

The use of toxic and other hazardous material in some of the production processes for products sold by us could result in claims against us that could have a material adverse affect on our business and results of operations. We and/or the manufacturers of our products use laboratory and manufacturing materials that may be considered hazardous, and we could be liable for any damage or liability resulting from accidental environmental contamination or injury. Some of the gases used in the excimer lasers that we sell may be highly toxic. The risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of an accident involving such materials, we could be liable for any damage, and such liability could exceed the amount of our liability insurance coverage and the resources of our business, and have a material adverse effect on our business and results of operations.

We may be required to expend significant amounts of both time and money to ensure that we are in compliance with environmental, health and safety laws and regulations in multiple jurisdictions governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, chemicals, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and waste materials. These laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances used stored, handled, transported, or disposed of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various laws and regulations, including “fraud and abuse” laws and anti-bribery laws, which, if violated, could subject us to substantial penalties.

Medical device companies such as ours have faced lawsuits and investigations pertaining to alleged violations of numerous statutes and regulations, including anti-corruption laws and health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Anti-Kickback Statute and the U.S. Foreign Corrupt Practices Act, which we refer to as the FCPA. We also face increasingly strict data privacy and security laws in the United States and in other countries, the violation of which could result in fines and other sanctions. U.S. federal and state laws, including the federal Physician Payments Sunshine Act, or the Sunshine Act, and the implementation of Open Payments regulations under the Sunshine Act, require medical device companies to disclose certain payments made to healthcare providers and teaching hospitals or funds spent on marketing and promotion of medical device products. It is widely anticipated that public reporting under the Sunshine Act and implementing Open Payments regulations will result in increased scrutiny of the financial relationships between industry, physicians and teaching hospitals. These anti-kickback, anti-bribery, public reporting and aggregate spend laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users of medical devices. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. If we are in violation of any of these requirements or any actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal healthcare programs or other sanctions.

The FCPA applies to companies, such as us, with a class of securities registered under the Exchange Act. The FCPA and other anti-bribery laws to which various of our operations may be subject generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Other anti-bribery laws to which various of our operations may be subject, including the United Kingdom Bribery Act, also prohibit improper payments to private parties and prohibit receipt of improper payments. Our policies historically have prohibited our employees from making or receiving corrupt payments and we also updated them recently, including, among other things, to require compliance by third parties engaged to act on our behalf. Our policies mandate compliance with these anti-bribery laws, however, we operate in many parts of the world that have experienced governmental and/or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risk that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our Intellectual Property

We may not be able to protect our proprietary technology or prevent its unauthorized use or disclosure by third parties.

We rely on a combination of patent, copyright, trademark and trade secret laws, licenses, non-disclosure and confidentiality agreements, assignments of invention agreements and other restrictions on disclosure to protect our intellectual property rights.

We have obtained and now hold more than 140 patents in the United States and an additional 85 patents throughout the rest of the world and have outstanding applications for 32 patents in the United States and 40 patents outside of the United States as of December 31, 2013. Our patent portfolio alone may not provide us with a significant advantage over our competitors and thus, our competitive advantage depends on our ability to leverage our current brand strength and existing market position. Any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority or governmental agency to be invalid or unenforceable. Furthermore, our patent applications may not be approved, and any patents that currently are or in the future may be issued may not be adequate to protect our intellectual property.

We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. We also have taken precautions to protect our IT systems. However, these precautions may not be adequate to prevent unauthorized access or misappropriation of our confidential information. Additionally, our employees, consultants, contractors, suppliers, and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, other parties may independently develop similar or competing technology, methods, know-how or design around any patents that may be issued to or held by us. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We cannot be certain that the steps that we have taken will prevent the misappropriation of our intellectual property.

If we are unable to maintain the security of our proprietary technology or other factors that protect our competitive advantage, it could materially adversely affect our competitive advantage, business and results of operations.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on each of our products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Also, it may not be possible to effectively enforce intellectual property rights in some foreign countries at all or to the same extent as in the United States and other countries. Consequently, we may be unable to prevent third parties from using our inventions in all countries, or from selling or importing products made using our inventions in the jurisdictions in which we do not have (or are unable to effectively enforce) patent protection. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop, market or otherwise commercialize their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong as in the United States. These products may compete with our products and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, competitors or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Some companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including China, a significant and growing market for our products. It may be difficult under the legal systems of certain countries, including China, to enforce of patents or other intellectual property rights, which could hinder us from preventing the infringement of our patents or other intellectual property rights in those countries and result in substantial risks to us.

We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

The laser and light-based systems industry in which our business operates is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement, and, in recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We have in the past been, and in the future may become, subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, services or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or redesign a product to avoid infringement. Additionally, we may face liability to our customers, business partners or the third parties for indemnification or other remedies in the event they are sued for infringement in connection with their use of our products or services.

We also may not be successful in any attempt to redesign our product to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology, on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with our customers, business partners and patients and in the industry at large. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

Litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us.

We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve and may divert our management’s time and attention from our business. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business. Any party that we sue may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can due to greater resources that such party may possess.

Examples of intellectual property infringement actions brought by us that required a significant amount of time and expense prior to resolution include our suits against Alma Lasers Ltd. and Alma Lasers, Inc. (to which we refer, both individually and jointly, as Alma) and certain of their founders, who are former employees of our company (to which we refer as the Alma Founders). We initiated in June 2007 (in the U.S. District Court for the Northern District of Illinois) and settled, in September 2010, a lawsuit against Alma for patent infringement, resulting in Alma paying to us $6.5 million in return for a license to our patent portfolio in the aesthetic field. In 2008, we brought an additional suit, in Israel, against the Alma Founders, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products . Such suit concluded in May 2013, when it was settled, resulting in a payment to us, in exchange for a license to the trade secrets and technology.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

Risks Relating Primarily to Our Location in Israel

Political, economic and military instability in Israel and the Middle East may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated in Israel, and our principal executive offices, our surgical and aesthetic business segments and one of our two principal manufacturing facilities (for our surgical and aesthetic business segments) are located in Israel. A substantial portion of our research and development activities are conducted in Israel. Furthermore, our primary subcontractors are also located in Israel. As a result, political, economic and military conditions in Israel and elsewhere in the Middle East directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement in Lebanon supported by Iran and Syria, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility and the facility of our primary contract manufacturer were within the range of the rocket attacks. Operations at our facility were significantly curtailed for a period of several weeks. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and January 2009 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In November 2012, when Hamas increased the scope and intensity of its rocket attacks against Israeli civilian targets, Israel commenced a military operation in Gaza in an attempt to prevent the rocket attacks and disrupt the capabilities of the militant organization. It is unclear whether any ongoing negotiations between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas.

In December 2010, a wave of demonstrations and civil protests took place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979, and the outbreak of civil war in Syria. It is uncertain what impact these changes may have on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that such coverage will be adequate or proportional to the actual direct and indirect damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.

As of December 31, 2013, we had 327 employees based in Israel, certain of whom (including certain of our executive officers), may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, as was the case in connection with Israel’s military campaigns in Gaza in December 2008, January 2009 and
November 2012, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (i.e. non-Israeli) investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits or if our assumptions regarding the key elements affecting our tax rates are rejected by the tax authorities, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2013 and at 26.5% for 2014 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments” in “Taxation” below for additional information concerning these tax benefits and Note 15 to our consolidated financial statements for a discussion of our current tax obligations.

Grants available from the Israeli government for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received in the past, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Economy, to which we refer to as the OCS, for the financing of a portion of our research and development expenditures in Israel.

The terms of the OCS grants that we received in the past restrict us from manufacturing products developed using those grants outside of Israel without special approvals. In addition, decreases of the percentage of manufacturing performed in Israel from that originally declared in our application to the OCS may require us to notify or to obtain a prior approval from the OCS. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay significantly increased amounts of royalties, plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel without an appropriate approval. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS. We cannot assure you that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties, and, in certain cases, may be subject to criminal charges.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for their inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed to assign to us rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could otherwise negatively affect our business.

It may be difficult to enforce a U.S. judgment against us, our officers and our directors in Israel based on U.S. securities laws claims or to serve process on our officers and directors and these experts.

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

Provisions of Israeli law, as well as certain negative covenants contained in the Restructuring Agreement may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital — Acquisitions Under Israeli Law” for additional information.

Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

In addition, the Restructuring Agreement governing our Bank debt contains certain negative covenants that require us to refrain, among other things, from entering into or approving any merger, consolidation, or scheme of restructuring, or making certain acquisitions without obtaining prior Bank consent. These provisions of Israeli corporate and tax law, as well as the negative covenants contained in the Restructuring Agreement, may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price.

Under current law in Israel and certain other jurisdictions, we may not be able to enforce covenants not to compete, and, therefore, we may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with certain employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees. In the past we have asserted claims for misappropriation of our trade secrets and infringement of our patents against companies founded by former employees, and we may be required to do so again in the future.

The rights and responsibilities of a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary B shares are governed by our memorandum of association and articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to an Investment in Our Ordinary B Shares

An active, liquid and orderly market for our ordinary B shares may not develop, which may inhibit the ability of our shareholders to sell ordinary B shares.

Our original class of capital stock-- our ordinary shares-- is not listed for trading on any national securities exchange and, to our knowledge, is not quoted in any other market.  Our new class of capital stock—  our ordinary B shares— which was created in anticipation of, and was offered and sold in, our public offering that was consummated (in primary part) on March 4, 2014, has been listed since the pricing of the offering on NASDAQ under the symbol “LMNS”.

Despite that listing on NASDAQ, an active, liquid or orderly trading market in our ordinary B shares may not develop, and if it does develop, it may not continue. If an active trading market does not develop, you may have difficulty selling any of our ordinary B shares that you buy at the time you wish to sell them or at a price that you consider reasonable. The public offering price of our ordinary B shares has been determined through our negotiations with the underwriters and may be higher than the market price of our ordinary B shares after the offering. Consequently, you may not be able to sell our ordinary B shares at prices equal to or greater than the price paid by you in the offering.

An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

Trading by holders of our original, ordinary shares may adversely impact the price of our ordinary B shares.

Prior to the consummation of the primary component of the offering and the listing of our ordinary B shares for trading on NASDAQ, we effected a recapitalization of our share capital. As part of the recapitalization, we created a new class of shares- ordinary B shares- in addition to our original ordinary shares. In addition, on February 13, 2014, our board of directors effected a reverse stock split at a ratio of 8.5 to 1 which was applied to all of our shares options and warrants, and which increased the exercise price per share of our options and warrants in a proportional manner. Furthermore,  our board of directors authorized a share dividend of 12.5 ordinary B shares for every 100 ordinary shares held, which was distributed to all holders of our ordinary shares effective as of February 24, 2013.

As a result of the share dividend of ordinary B shares and the sale of additional, newly-issued ordinary B shares pursuant to the primary component of the offering, our issued and outstanding share capital now consists of 73.12% ordinary shares and 26.88% ordinary B shares. Our ordinary B shares are traded on the NASDAQ Global Select Market. Our ordinary shares continue not to be listed or quoted on any stock exchange. The legal rights of the holders of ordinary shares and ordinary B shares are identical, except that the ordinary shares shall automatically be reclassified as ordinary B shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the underwriting agreement for the offering (as may be extended by up to 33 days under certain circumstances, as described in our articles of association), or (y) partially, on a pro rata basis among holders of ordinary shares, based on a determination of our board of directors (after consultation with the underwriters for the offering) during the 180 day post-offering period.

The recapitalization was intended to facilitate the development of a separate, orderly public trading market in our ordinary B shares by minimizing the potential impact on that market of trading in our original ordinary shares for 180 days (as may be extended by up to 33 days under certain circumstances as described in our articles of association). Nevertheless, certain holders of the ordinary B shares have not signed lock-up agreements with the underwriters and are not restricted from engaging in transactions in their securities, including hedging transactions that could include short sales. In addition, a separate over-the-counter market may independently develop in the ordinary shares even though they are not listed on an exchange. This may enable new or original shareholders to obtain a significant position in our ordinary shares and engage in the transactions described above during the 180-day period described above. Any of these actions may adversely impact the trading price of our ordinary B shares.

Future sales of our ordinary B shares could reduce the market price of our ordinary B shares.

If our original shareholders sell a substantial number of our ordinary B shares in the public market, the market price of our listed class of shares  — our ordinary B shares — could decrease significantly. The perception in the public market that our shareholders might sell our ordinary B shares could also depress the market price of our ordinary B shares and could impair our future ability to obtain capital. Approximately 82.7% of our outstanding share capital before the offering is subject to lock-up agreements with the underwriters that restrict the ability to transfer ordinary shares and ordinary B shares for at least 180 days after the date of the underwriting agreement for the offering. In addition, substantially all of the remaining 17.3% of our shares, which are not subject to lock-up agreements, are not listed for trading on any market and will therefore not be readily transferable, until they are automatically reclassified as ordinary B shares on the 181st day (as may be extended for up to 33 days under certain circumstances) following the date of the underwriting agreement for the offering. Consequently, upon expiration of the lock-up agreements and automatic reclassification of all outstanding ordinary shares into ordinary B shares, an additional 28,048,218 of our shares will be eligible for sale in the public market (although approximately 21,194,817 of such shares will be subject to volume restrictions under Rule 144 under the Securities Act). The market price of our ordinary B shares may drop significantly when the restrictions on resale by our locked-up shareholders lapse and all of our ordinary shares reclassify as ordinary B shares that may be sold into the market. In addition, the sale by the selling shareholders of 769,352 ordinary B shares in the secondary component of the offering that closed on March 26, 2014, as well as a sale by our company of additional ordinary B shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary B shares. The exercise of options under our equity incentive plans and warrants and the sale of underlying shares may also have a similar negative effect. As of March 20, 2014, there were 2,898,792 shares (which, following the effectiveness of our recapitalization, are a combination of ordinary shares and ordinary B shares, but which will ultimately all be reclassified as ordinary B shares, as described above) issuable upon the exercise of outstanding options under our share option plans and 2,478,902 shares (which, following the effectiveness of our recapitalization, are a combination of ordinary shares and ordinary B shares, but which will ultimately all be reclassified as ordinary B shares) issuable upon the exercise of outstanding warrants (all of which warrants are currently exercisable). The shares underlying those warrants include shares underlying a warrant held by Bank Hapoalim for which it provided a notice of cashless exercise on March 2, 2014 , as further discussed below in "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Bank Debt Restructuring Agreement" in Item 5. A decline in the price of our ordinary B shares might impede our ability to raise capital through the issuance of additional ordinary B shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary B shares.

The market price of our ordinary B shares may be subject to fluctuation, whether or not due to fluctuations in our operating results and financial condition, and you could lose all or part of your investment.

    The public offering price for our ordinary B shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price of our ordinary B shares may decline in the future. The stock market in general has been, and the market price of our ordinary B shares in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary B shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	the mix of products that we sell, and related services that we provide, during any period;

•	changes in earnings estimates or recommendations by securities analysts;

•	development of new competitive systems and services by others;

•	announcements of technological innovations or new products by us;

•	delays between our expenditures to develop and market new or enhanced products and solutions and the generation of sales from those products and solutions;

•	developments concerning intellectual property rights;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products and services;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•	our sale or proposed sale or the sale by our significant shareholders of our ordinary B shares, ordinary shares or other securities in the future;

•	success or failure of research and development projects of us or our competitors;

•	the general tendency towards volatility in the market prices of shares of technology companies; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary B shares and result in substantial losses being incurred by our investors.

Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary B shares, the price of our ordinary B shares could decline.

The trading market for our ordinary B shares relies in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary B shares could decline if one or more equity research analysts downgrades our ordinary B shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The significant share ownership positions of Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd. may limit your ability to influence corporate matters.

Viola LM Partners L.P., to whom we refer as Viola-LM, and XT Hi-Tech Investments (1992) Ltd., to whom we refer as XT Hi-Tech, own or control, directly and indirectly 37.3% and 25.3% of our total outstanding ordinary shares, respectively (prior to their sale of a portion of their shares in the secondary component of the offering that closed on March 26, 2014). Although Viola-LM and XT Hi-Tech purchased our shares separately and have not entered into any voting agreement between themselves with respect to our shares, if Viola-LM and XT Hi-Tech vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary B shares.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2014.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Global Select Market, or the NASDAQ Listing Rules, for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israel Companies Law 5759-1999, or the Companies Law, under our amended and restated articles of association, the quorum for any meeting of shareholders is the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. We also follow the requirements of the Companies Law with respect to shareholder approval of change of control transactions rather than the NASDAQ Listing Rules that address issuances of securities that will result in a change of control of our company (as defined by NASDAQ). We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of a compensation committee, nominating of directors, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the NASDAQ Listing Rules applicable to domestic United States issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, to which we refer as a PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary B shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary B shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary B shares. Based upon our calculations, we believe that we were not a PFIC in 2013. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for fiscal year 2014 or in any future year.

We have broad discretion as to the use of the net proceeds from the offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from the offering. Our management has broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our ordinary B shares.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. Moreover, under the Restructuring Agreement, we are restricted from issuing dividends unless certain conditions are satisfied. As a result, we currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Capital appreciation, if any, of our ordinary B shares will be investors’ sole source of gain for the foreseeable future.

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we are able to seek the approval of an Israeli court in order to distribute a cash dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In general, the payment of dividends may be subject to Israeli withholding taxes. In addition, because we receive certain benefits under the Israeli law relating to “Approved Enterprises” (as described under “Taxation — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments”), our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject.

ITEM 4.               INFORMATION ON THE COMPANY.

A.        History and Development of the Company.

Our legal and commercial name is Lumenis Ltd., and we are a public limited liability company incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. On September 13, 2001, we changed our name to Lumenis Ltd. We operate under the provisions of the Companies Law. Our ordinary shares have been registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of our initial public offering in the United States in January 1996 until April 2006, and then again since July 2007, but were not listed on any national securities exchange or quoted on any exchange or interdealer system since April 26, 2006. Our ordinary B shares became listed on NASDAQ as of February 27, 2014, as part of a public offering of our ordinary B shares which closed on March 4, 2014. Our registered office and principal place of business is located at 6 Hakidma Street, Yokneam Northern Industrial Park, Yokneam 2069204, Israel and our telephone number in Israel is +972-4-959-9000. Our website is www.lumenis.com. The information contained on, or that can be accessed through, our website is not a part of this annual report and is not incorporated by reference herein.

   We are a leading global, diversified and growing provider of innovative energy-based, minimally invasive clinical solutions. We have established a strong brand and leadership position across our three segments: surgical, ophthalmic and aesthetic. We provide energy-based solutions for both medically necessary and elective procedures, primarily for the aging population. We believe that we are uniquely positioned to outpace market growth and expand our addressable markets by leveraging our innovative technology, extensive product pipeline and established global sales and service infrastructure. For the year ended December 31, 2013, we generated $265.4 million in revenues, growing 6.7%, $17.4 million in net income, growing 148.6%, and $26.0 million in adjusted EBITDA, growing 45.7%, in each case, compared to the prior year.

Recent Business Developments.

On March 4, 2014, we closed a public offering of our ordinary B shares, and, concurrently with the offering, listed our ordinary B shares  on the NASDAQ Global Select Market under the symbol “LMNS.  Prior to the offering, neither our ordinary shares nor our ordinary B shares were listed or quoted, no trading had commenced on a national securities exchange and we were not aware of any other trading in our ordinary shares.  The underwriters for the offering subsequently partially exercised their option to purchase additional ordinary B shares from certain selling shareholders, and on March 26, 2014, the selling shareholders sold an aggregate of 769,352 ordinary B shares to the underwriters.

    In order to facilitate the offering and listing, we effected a recapitalization of our share capital.

    As part of the recapitalization, we created a second class of shares designated as ordinary B shares. Our ordinary B shares are listed for trading on the NASDAQ Global Select Market, while  our ordinary shares are not to be listed or quoted on any stock exchange. The legal rights of the holders of ordinary shares and ordinary B shares are identical, except that the ordinary shares shall automatically be reclassified as ordinary B shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the underwriting agreement for  the offering (as may be extended by up to 33 days under certain circumstances, as described in our articles of association), or (y) partially, on a pro rata basis among holders of ordinary shares, based on a determination of our board of directors (after consultation with the underwriters for the offering) during the 180 day post-offering period.

    On February 13, 2014 our board of directors effected a reverse split in our share capital at a ratio of 8.5 for 1, upon which all of our ordinary shares, options, warrants, per share data and exercise prices have been retroactively adjusted effective as of February 14,. 2014. . In addition, on February 13, 2014 our board of directors authorized a 12.5% pro rata share dividend in ordinary B shares, effective as of February 24, 2014, to shareholders of record as of February 24, 2014.

    As a result of the recapitalization and the sale of additional, newly-issued ordinary B shares pursuant to the primary component of the offering, our issued and outstanding share capital consists of 73.12% ordinary shares and 26.88% ordinary B shares.

Principal Capital Expenditures and Divestitures since January 1, 2011.

In 2011, 2012 and 2013, our capital expenditures amounted to $2.8 million, $3.8 million and $ 3.6 million, respectively, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investments in machinery, equipment and tooling, information technology, which we refer to as IT, systems and leasehold improvements, primarily in Israel. Such capital expenditures are being financed from our general working capital.

B.     Business Overview.

Our Company

We are a leading global, diversified and growing provider of innovative energy-based, minimally invasive clinical solutions. We have established a strong brand and leadership position across our three segments: surgical, ophthalmic and aesthetic. We provide energy-based solutions for both medically necessary and elective procedures, primarily for the aging population. For the year ended December 31, 2013, we generated $265.4 million in revenues, growing 6.7%, $17.4 million in net income, growing 148.6%, and $26.0 million in adjusted EBITDA, growing 45.7%, in each case, compared to the prior year.

Our focused product offerings provide solutions for a wide range of minimally invasive procedures. The Lumenis brand is widely recognized and highly regarded among key opinion leaders, doctors and clinicians, driven by our advanced technology, improved patient outcomes and our reputation for quality and safety. Our solutions include our VersaPulse PowerSuite platform using high-powered holmium lasers for urologic applications, our M22 multi-energy, multi-application platform for the treatment of various skin conditions, and our Selecta multi-modality platform for retinal, secondary cataract and glaucoma therapies. Our solutions target end-markets, which we estimate represent a combined market opportunity of approximately $3.5 billion.

Our emphasis on product development has resulted in our strongest pipeline of new and next-generation products and applications in over a decade. We expect to launch one to two new product platforms in each of our three segments by the end of 2014. We believe our culture of innovation, along with our realigned development processes focused on physician needs and patient benefits, will serve as an engine for future growth in existing and new markets.

Our global sales and service infrastructure enables us to serve our growing customer base and successfully launch new products worldwide, with particular strength in the rapidly growing APAC market. Our direct sales and service organization provides us with a strong presence in our key markets, including the United States, China, Japan, India, Germany and Australia. We generated approximately 70% of our revenues for the year ended December 31, 2013 in the markets where we sell directly. We sell to the remainder of our geographies through an extensive global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide. Our service organization of over 200 people supports the growth of our global customer base and provides us with an attractive recurring revenue stream. We believe we are well-positioned to capitalize on the large and growing emerging markets opportunity, specifically in the APAC region. We generated $86.1 million in revenues in the APAC region for the year ended December 31, 2013, representing 14.9% year-over-year growth and 32.5% of our total revenues. China represents our second largest individual market globally, which we believe will continue to be an important driver of our growth.

Since 2012, our new management team has been transforming the company with a focus on improved execution, growth and profitability. Key elements of our strategic plan include an enhanced approach to product development, targeting physician needs and patient benefits, improved operational processes and a culture of accountability. Through these and other actions, we have delivered six quarters of continuous improvement in revenue growth, gross margins and overall profitability. Specifically, we have expanded gross margins from 45.6% in 2011 to 53.6% for the year ended December 31, 2013. We believe that these factors provide the foundation upon which we can continue to transform and grow our company.

The Lumenis Solution

We are a leader in the development and commercialization of energy-based medical systems used in a variety of minimally invasive surgical, ophthalmic and aesthetic procedures, primarily for the aging population. For most of our current products, we utilize laser technology to deliver light energy to specific body tissues to achieve desired clinical outcomes. Because different tissues absorb energy and laser light differently, we sell a wide range of laser products that emit varying wavelengths of light to optimize the absorption of energy by the target tissue, take minimal time to perform a given procedure effectively while limiting damage to surrounding healthy tissue. Optimized delivery of energy allows physicians to perform a variety of medical procedures, including ablation or enucleation, or removal of, unwanted or diseased tissue such as an enlarged prostate and tumors, cauterizing surgical wounds to prevent bleeding, fixation of important anatomical structures like a detached retina or aesthetic treatments such as skin rejuvenation and the removal of unwanted hair.

Our products are specifically designed to help physicians, clinicians and aestheticians easily deliver safe, minimally invasive and effective procedures to their patients in both office and hospital settings. While specific features of our products depend on the type of procedure, all our products are comprised of many similar components including portable, cart-based treatment control panels and housings for our lasers, procedure specific hand held energy delivery devices and single- or multi-use disposable components. Although we serve a variety of distinct clinician customers, we are able to use many of the energy delivery technologies we have developed across a variety of product platforms for each of our existing surgical, ophthalmic and aesthetic end markets. We also believe our technologies have clinical applications beyond the current, widely-used applications we address including for gastrointestinal, gynecology, neurology and pulmonology uses.

Our platform of energy-based products provides a number of benefits to our physician and clinician customers and their patients within our targeted surgical, ophthalmic and aesthetic end markets.

Lumenis Surgical Solutions

We are a leader in the surgical marketplace, with a globally recognized and well-respected brand, as well as a reputation for quality products which are safe and effective. We estimate that our addressable market for surgical solutions was approximately $1.7 billion as of December 31, 2012.

We pioneered the development of high-powered holmium lasers for the urology application, including the enucleation procedure for the minimally invasive treatment of BPH, and urinary lithotripsy. Holmium is an optimal laser for these applications as it is selective in treating prostate tissue, while minimizing collateral tissue damage to healthy tissue. BPH manifests itself in the form of an enlarged prostate, affecting 50% of all men who are at least 50 years of age. The incidence and severity of BPH increase with age. Non-invasive treatments such as laser treatments are increasing in popularity as a result of the decreased risk of bleeding, reduced need for bladder irrigation, shortened catheterization periods, reduced hospital stays, and facilitation of removal of tissue for examination. Aging population, increasing life expectancy, increasing physician awareness and favorable reimbursement policies are also helping to drive utilization of such procedures.

HoLEP has proven to be more effective than alternatives while minimizing collateral tissue damage and demonstrating the lowest recurrence rates. As a result of these benefits, the overall volume of HoLEP procedures performed worldwide has grown with more physicians adopting the procedure. When compared to TURP, another widely used interventional treatment for BPH, HoLEP has shown better symptomatic recovery, lowest re-intervention rate and shorter hospital stays. HoLEP has unique characteristics, penetrating less than 0.5mm into the tissue, which reduces the probability of the laser’s heat damaging any non-target tissue.

Our holmium laser technology is also proven in minimally invasive urinary lithotripsy for the treatment of urinary and kidney stones. The high-power, high-repetition holmium laser is an effective form of treatment for a broad range of urinary and kidney stones, enabling stone dusting, which reduces the stones to minimally sized particles and allows them to be self-cleared. This market is also expected to grow as a result of aging population and increasing life expectancy with focus on enhancing quality of life.

Our CO2 laser-based product line is a leader in the treatment of benign and malignant lesions and inflammations in the ENT laser market, using innovative technology, including guidance technology, which provides advanced precision with minimal collateral tissue damage compared to other alternatives. Our CO2 laser application for vocal chords rescission provides better patient outcomes and lower overall costs to the healthcare system. This market is expected to expand as a result of the aging population and increasing life expectancy of the population.

We are also exploring opportunities for additional procedures and applications in which our energy-based technologies can be safely and effectively used, leveraging our technology and development expertise, as well as utilizing a number of our existing regulatory approvals.

Lumenis Ophthalmic Solutions

As the first company to commercially introduce a laser-based product to treat retinal conditions, we believe we have built a strong brand and reputation in ophthalmology. Since that time, laser-based treatment has become common practice for performing various ophthalmic procedures. Our deep experience and advanced laser technology have enabled us to create market leading products to treat serious conditions of the eye. We treat conditions affecting both the anterior and posterior segments of the eye, including various retinal conditions, as well as different types of glaucoma and secondary cataract procedures. We also distribute a refractive laser solution and are exploring additional ophthalmic applications with diagnostic capabilities, in conjunction with energy-based treatments which will provide attractive new opportunities for expansion.

Within ophthalmology, we address a number of distinct procedures and markets. In retinal applications, our product solutions provide optimized therapeutic outcomes for non-invasive and minimally invasive treatments for conditions such as diabetic retinopathy and retinal detachment. We have developed upgradable and modular platforms which are cost-effective and allow for better treatment of existing indications and treatment of additional indications, positioning us to further penetrate this market. In addition, Lumenis has pioneered the use of SLT in the glaucoma market with a demonstrated success rate of 93% as primary therapy, and proven long-term clinical efficacy. We estimate that we account for approximately 50% of the global market in the SLT category.

We estimate that our addressable market for ophthalmic solutions was approximately $350 million as of December 31, 2012. The overall ophthalmic laser market is expected to increase due to an aging global population, increasing global prevalence of diabetes, increased acceptance of laser treatment as the premium standard of care and significant unmet medical need. In addition, the clinical ophthalmic end market has been resilient to economic volatility and government reimbursement pressures. Furthermore these lasers are an inexpensive solution when compared to other ophthalmic options and third-party reimbursement is often available.

Lumenis Aesthetic Solutions

In aesthetics, we believe we have a premium brand and reputation among dermatologists, plastic surgeons, other physicians and aestheticians. Our products offer proven clinical efficacy and safety, such as our CO 2 -based laser, which is known for its high power and deep penetration level (4 mm) in one pulse, and our IPL which utilizes OPT, enabling the delivery of a variety of possible treatment parameters and combinations. We also offer significantly more comfortable and less painful hair removal products for patients compared to our competitors, with the fastest treatment time and short treatment cycle.

Our M22 multi-application, modular and upgradable platform provides IPL for skin treatments such as photorejuvenation, hair removal and treatment of vascular and pigmented lesions, Nd:YAG for applications such as vascular lesions and treatment of veins, and ResurFX fiber laser for fractional non-ablative skin resurfacing offering a solution for over 30 FDA approved clinical indications. Beyond elective aesthetic procedures, our unique CO 2 -based Ultra Pulse platform is able to address severe scarring, improving both range of motion and cosmesis. In hair removal, our LightSheer product line has been a leading offering for two decades and is regarded as the gold standard in hair removal, with superior efficacy. With the introduction of LightSheer Duet, we have enhanced the comfort, reduced treatment times and minimized pain relative to competing alternatives, driving customer and patient satisfaction.

We estimate that our addressable market for energy-based aesthetic solutions was approximately $1.5 billion as of December 31, 2012. Several factors are contributing to the ongoing growth in aesthetic procedures, including the aging population, continued focus on body image and appearance, general acceptance of aesthetic procedures, growth in the middle class in emerging markets, and the increasing safety of procedures.

While we have had continued success in our two core segments in the aesthetic market in skin rejuvenation and hair removal, we regularly explore additional areas of aesthetic treatments which could represent significant opportunities for growth, beyond our already broad and well-regarded platform of offerings.

 Our Competitive Strengths

We believe that the following strengths provide us with sustainable competitive advantages:

Well-positioned across multiple attractive end markets   We believe that our company’s leadership position across multiple attractive and growing end markets will allow us to outpace market growth. Our addressable markets are driven by the growing trend towards minimally invasive procedures, favorable demographic trends, such as an aging population and the rapid growth of the middle class, and increasing health care spending in the emerging markets. We believe the diversity of our applications contributes to the stability of our business model.

Innovative technology platform with strong brand recognition   The Lumenis brand has long been associated with significant technological advances in medical lasers and has led to strong customer loyalty. We believe our solutions are differentiated from competing offerings driven by our reputation for quality and our demonstrated ability to improve clinical results combined with reduced recovery times. For example, in head to head studies with TURP, another widely used interventional treatment for BPH, our HoLEP for treatment of BPH has been proven to show better symptomatic recovery, the lowest re-intervention rate and shorter average hospital stays.

Global reach, scale and APAC strength   We have an industry-leading global footprint with a worldwide sales and service organization of more than 450 employees and products sold in more than 85 countries around the world. Specifically, we believe we are well-positioned in a number of key markets within APAC, including China and India, where we have made significant investments over the past decade. APAC region revenues have doubled over the past five years and represented approximately one-third of our revenues for the year ended December 31, 2013. Notably, China represents our second largest individual market globally with our revenues growing, on average, over 20% per annum since 2009.

Diverse product portfolio with strong pipeline   We have an extensive product portfolio which includes solutions for a wide range of minimally invasive procedures across the surgical, ophthalmic and aesthetic market segments. Our solution offering includes services and consumables, which represent substantially all of our recurring revenue stream and generated 33% of our revenues for the year ended December 31, 2013. As a result of our enhanced approach to innovation and reinvigorated product development processes, we have created our strongest pipeline of new and next generation products and applications in over a decade. We expect to launch one to two new product platforms in each of our three segments by the end of 2014.

Operating efficiencies across business model   The commonality of our technology platforms provides operating leverage as we grow our business and service our customers across market segments and geographies. For example, our global service organization can seamlessly address our entire product suite. Furthermore, our integrated research, product development and regulatory teams with expertise across multiple international jurisdictions provide us operational synergies. As of December 31, 2013, 87 Lumenis medical laser product families and their associated accessories were registered in over 50 countries. Lumenis owns more than 300 cleared 510(k) pre-market notification submissions and more than 950 active international product registrations (including 50 in Japan and more than 140 in APAC).

Proven management team driving profitable growth   Our senior management team has successfully demonstrated its ability to transform our company, driving growth and profitability over the last six quarters. During this period, we have demonstrated accelerated top-line growth, while at the same time expanding gross margins, net income margins and adjusted EBITDA margins on a year over year basis. Management is focused on continuing to execute our business plan through a disciplined and methodical approach.

Our Growth Strategy

We intend to continue to grow our business by pursuing the following core strategies:

Launch innovative new products   We expect to drive revenues with effective commercialization of multiple new products and next-generation technologies that address patient and physician needs to new and existing customers. In addition, we will focus on marketing our services, accessories and consumables to further supplement the new product sales. We are committed to continuing investments in a robust research and development engine to enhance the strength of our product pipeline.

Expand geographic footprint   Our global strategy is to increase the depth of penetration in, and breadth of coverage of, existing markets, as well as to seek out and enter new geographies. We believe that our strong footprint and brand recognition in APAC present us with an attractive growth opportunity and we believe that China, in particular, will be an important driver of our future growth. We plan to increase our global footprint by expanding our direct and distributor sales force based on the unique characteristics of each individual market.

Continue to improve profitability   We have made considerable investments in refining our manufacturing capabilities, realigning our sales and marketing organizations, as well as streamlining our research and development capabilities. Through these actions, we believe we have the infrastructure to support our growth for the foreseeable future. We believe our profitability can be further enhanced by the introduction of new, higher margin products, as well as continued focus on execution and maximizing operating leverage. In addition, we will continue to execute on our strategic plan and identify additional ways to streamline processes and improve operational efficiencies.

Leverage our technology leadership to penetrate additional therapeutic areas   We will seek to capitalize on the increasing trends towards minimally invasive procedures. We believe we are well-positioned given our technological know-how and broad product suite to participate in and benefit from this market trend. Our existing technology platforms, FDA clearances and enhanced product development capabilities enable us to penetrate additional areas, offering us significant growth opportunities. Examples of relevant areas where we believe our technology can be further leveraged include gastroenterology, gynecology, neurology, oncology and pulmonology.

Actively pursue business development opportunities   We will seek to engage in targeted business development activities, including acquisitions and strategic partnerships, with the goal of augmenting our product and technology portfolio in our existing and potentially adjacent markets. We believe we can leverage our global infrastructure to implement a disciplined bolt-on acquisition strategy.

Our Products

Surgical Segment

We offer a broad range of surgical laser systems and accessories to hospitals, outpatient clinics and ambulatory surgery centers, and to medical practices to meet growing demand for in-office procedures. Our surgical laser systems are currently used for two primary applications (Urology/Genitourinary and ENT and include the following:

Application	Platform/Products	Description
Urology/Genitourinary	VersaPulse PowerSuite
	• 100W Holmium Laser	A flagship product of the Lumenis Holmium laser family, this system is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Dual Holmium/YAG Laser
A system which includes a 80W Holmium laser and 100W Nd:YAG laser, used by physicians for numerous applications in specialties such as pulmonology, thoracic surgery, BPH, lithotripsy, general surgery and others. It is particularly useful for incising tough fibrous or cartilaginous material in moderate to high-energy procedures. The Nd:YAG laser also provides coagulation capabilities.

	• 60W Holmium Laser	A mid-power high-repetition laser used by physicians primarily for urinary and kidney stone treatment, enabling stone dusting.
VP20
	• 20W Holmium Laser	Portable desktop platform used with fibers for urinary and kidney stone treatment.
	Morcellator	A prostate tissue morcellator used in conjunction with our Holmium lasers.
Holmium Fibers
A full suite of side firing and front firing Holmium fibers, in a variety of configurations and widths. These fibers complement the Holmium lasers and are used during lithotripsy, BPH, or other procedures. The fibers are optimized to be used with Lumenis lasers.

ENT	UltraPulse
• UltraPulse SurgiTouch
A 60W high-end, high-energy, short-pulse-duration CO 2 laser that serves a broad range of clinical applications, including ablation, vaporization, excision or incision of soft tissues, used in procedures such as stapedotomy, vocal chord lesions, benign and malignant tumors and strictures, and other ENT related indications.

Application	Platform/Products	Description
AcuPulse
• AcuPulse Duo
A 40W CO 2 laser which has both an articulated arm and a fiber as energy delivery mechanisms. The newest addition to the Acupulse product line with all of the capabilities of Acupulse ST and Waveguide.

• AcuPulse ST
A 30W/40W CO 2 laser which uses an articulated arm to deliver laser energy. Used in a variety of ENT microsurgery applications that require high precision, including stapedotomy, vocal chord lesion, tumor and stricture removal and other ENT related indications. The articulated arms require direct line of sight to the treated area.

• AcuPulse Waveguide
A 40W CO 2 laser which uses a fiber to deliver laser energy. Used in a variety of ENT microsurgery applications. Procedures such as stapedotomy, vocal chord lesions, tumors and strictures and other ENT related indications.

	CO2 Fibers	Flexible, multi-use, consumable fibers allow for delivery of high level of energy to hard-to-reach places, without direct line of sight, and greater durability during the procedure.
	CO2 Laser Accessories	A suite of complementary accessories for the CO 2 laser, such as gynecology hand pieces, otology hand pieces, robotic integration and single and multi-use glass core fibers.

In addition to their primary end markets, our surgical laser systems are used by the following physician groups for procedures including:

•	Gynecologists: various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation and treating lesions of the lower genital tract;

•	Gastroenterological surgeons: incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries;

•
General surgeons: open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions, orthopedic procedures and others;

•
Thoracic surgeons: soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree.

Ophthalmic Segment

Our ophthalmology laser systems and accessories are primarily sold to ophthalmic practices, outpatient clinics and ophthalmology departments of hospitals. Our ophthalmic laser systems are currently primarily used for Retinal Treatment and Glaucoma/Secondary Cataract applications, as well as for refractive applications, and include the following:

Application	Platform/Products	Description
Retinal Treatment	Vision One
Modular multi-wavelength photocoagulator laser system that utilizes three different wavelengths (532nm, “green,” 577 nm, “yellow” and 659nm, “red”) with different light absorption characteristics — specifically targeting (or avoiding) the three major chromophores that are of primary relevance in retinal surgery: melanin, hemoglobin, and xanthophyll. This system is used to treat various retinal pathologies, such as diabetic retinopathy, macular edema and retinal detachment. It also can be used for various anterior segment applications (e.g., ALT and iridotomy).

Novus Spectra
Portable high-powered single-wavelength (532 nm, “green”) photocoagulator multi-purpose device for various ocular indications. It can be used by the general ophthalmologist or the retina specialist in office/outpatient setting and operating room environments. Available in single-port or dual-port versions, to facilitate switches between delivery devices.

Array Laser Link
Technologically advanced laser link that significantly augments standard laser treatment by extending new pattern scanning capabilities to photocoagulation lasers and reducing treatment time from an estimated average of 45 minutes to approximately eight minutes. The scanner has a touch pad that allows the user to micro manipulate the beam as well as a heads up display that projects the parameter changes directly into the retina.

Glaucoma & Secondary Cataract	Selecta Trio
A unique combination system that offers SLT, YAG photodisruption and photocoagulation capabilities in a single platform, offering maximum space utilization and a small footprint. The Selecta Trio can be used by ophthalmologists in treating their retina, glaucoma and secondary cataract patients.

Selecta Duet
Combines SLT for the treatment of open angle glaucoma and YAG photodisruption for the treatment of angle-closure glaucoma and secondary cataracts in a single platform. This laser platform is well suited for the comprehensive eye clinic, ambulatory surgery center or outpatient clinic.

Selecta II
Portable selective laser that allows the physician to perform SLT with the comfort and convenience of Haag Streit-style slit lamp, for maximum space utilization, enabling the general ophthalmologist, anterior segment surgeon or glaucoma specialist to treat their open angle glaucoma patients.

	Aura PT	A cost-effective YAG device that enables the general ophthalmologist, anterior segment surgeon or glaucoma specialist to treat their angle-closure glaucoma and secondary cataract patients.
Refractive Surgery	Alcon Wavelight
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

In addition to our ophthalmic laser systems, we offer a wide range of ophthalmology laser accessories that are compatible with our products and, in some cases, competitive product lines. Our range of accessories is designed to enhance, improve and/or facilitate accurate and precise delivery to the target tissue. The range includes: laser links, slit lamp microscopes, laser indirect ophthalmoscopes, physician eye safety filters, surgical laser probes and others.

Aesthetic Segment

Our aesthetic laser energy-based systems are primarily sold to physicians and they are designed to have the versatility to treat several different conditions. Our aesthetic energy-based systems are currently used for two primary applications, skin treatment and hair removal, and include the following:

Application	Platform/Products	Description/Common Uses
Skin Treatment	M22	Multi-application, modular, upgradable platform with approximately 1,000 predefined treatment parameters based on skin type, severity and indication.
• IPL
For skin photorejuvenation and treatment of vascular and pigmented lesions. Provides enhanced efficacy and comfort with cooling capability, varying spot sizes and six adjustable filters for delivery of different wavelengths through one handset. OPT gives the user the ability to control the pulse shape, frequency and duration that ensures the accuracy of the results.

	• Multi-Spot Nd: YAG	A long-pulsed Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions to enhance cosmesis.
• ResurFX
ResurFX is a new fractional non-ablative laser module of the M22 family, used for skin rejuvenation. The ResurFX module and its unique CoolScan Scanner includes 600 different patterns and reduces treatment time, improves efficacy and creates optimal results.

60W UltraPulse
High-end, high-energy, short-pulse-duration CO 2 laser used for performing a wide range of aesthetic procedures, the minimally ablative ActiveFX and DeepFX procedures for full face resurfacing procedure, including both skin exfoliation and collagen rejuvenation to treat profound wrinkles, severe scars and spots, and for blepharoplasty.

	40W AcuPulse	Multi-application, CO 2 platform with various presettings to treat various skin conditions including wrinkles, scars, spots and lesions.
Hair Removal	LightSheer Duet
790-830 nm wavelength diode laser, dual hand piece system with proprietary design that allows for significantly faster, more comfortable and virtually pain free hair removal treatment, utilizing a unique vacuum assisted technology and a ChillTip handpiece for small body area requiring precision. Also includes all the features of the Light Sheer ET.

LightSheer ET
Safe and efficacious permanent hair reduction to patients of all skin types, utilizing a ChillTip handpiece for small body area requiring precision. The system is also indicated and widely used for the treatment of vascular and pigmented lesions. The system is also indicated for the treatment of vascular and pigmented lesions. Can effectively treats all skin types, including tan skin, and the broadest range of hair colors, diameters and depths.

LightSheer Infinity
LightSheer Infinity  hair removal laser featuring two gold standard wavelengths for laser hair removal- 805nm for all skin types and 1060nm for tanned and darker skin types.   This system is equipped with three different spot sizes and is empowered by two technologies to enable physicians to tailor for each patient the treatment they need. Provides high peak power, fast and virtually pain free hair removal treatment.

LightSheer Desire
The latest addition to the LightSheer family, this 805nm diode laser is both portable and upgradable, enabling users to add new capabilities as their practice grows. The advanced user interface allows easy treatment delegation and a quick learning curve. This system is equipped with three handpieces  to provide patients with efficacious,  comfortable and fast laser hair removal treatment from all body areas.

Accessories		Includes consumable tips and multi-use hand pieces that complement both skin treatment and hair removal systems.

Products Under Development

Our product development efforts are focused primarily on developing new and next-generation laser and other energy-based platforms and upgrades, delivering enhanced functionality, improved patient outcomes and customer satisfaction and enabling entry into adjacent markets. In addition, we are focused on enhancing the breadth of our product offering with additional consumables. We expect to launch one to two new product platforms in each of our segments by the end of 2014.

Research and Development

We are committed to continuing investments in a robust research and development engine to enhance the strength of our current pipeline of new products and applications. Since 2012, we have made considerable investments in refining our manufacturing capabilities, realigning our sales and marketing organizations, as well as streamlining research and development; through these actions, we believe we have the infrastructure to support our growth for the foreseeable future. Our research and development efforts are conducted at our facilities in Yokneam, Israel; Salt Lake City, Utah; and Beijing, China. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

We have from time to time (commencing in 2012) applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs — Tax Benefits and Grants for Research and Development” in “Taxation” below.

Sales and Marketing

We utilize our direct sales force, which as of December 31, 2012 and 2013 consisted of 223 and 266 people, respectively, as well as a broad network of third-party distributors to sell our products and services. We sell our products directly through our wholly owned subsidiaries primarily in six countries: the United States, China, Japan, India, Germany and Australia. We sell to the remainder of our geographies through our global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide.

We have established four regional centers to coordinate local sales, marketing, service and administrative functions for all of our product systems:

•
Americas , headquartered in San Jose, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, the majority of our revenues for the year ended December 31, 2013 were derived from sales in the United States, nearly all of which, apart from those sales in the surgical segment affected under a distribution agreement with Boston Scientific, were direct to customers through our sales personnel in the United States. Sales to Canada, Latin America and the Caribbean are almost all made through a network of approximately 20 distributors.

•
APAC, with four centers headquartered in Beijing, Hong Kong, Gurgaon (near Delhi), and Melbourne. These centers are responsible for direct sales operations in China, Hong Kong, India and Australia, as well as distributor sales in the other countries in Asia. In this region, we employ 366 individuals, of which 275 are focused on sales and service.

•
EMEA , headquartered near Frankfurt, Germany, covering Europe, the Middle East and Africa. This center is responsible for direct sales of our product lines in Germany and Italy and for distributor sales in these countries and the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 95 distributors. The EMEA center also manages our main distribution center outside the United States. In the EMEA market, we have a presence in over 50 countries. During the year ended December 31, 2013 approximately 65% of our total revenues in such market were to distributors, and approximately 35% of our total revenues were direct to customers through our sales personnel. Germany, Spain, the United Kingdom, the Russian Federation and Italy were our largest European sub-markets for the year ended December 31, 2013.

•
Japan , headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In the Japanese market, most of our revenues are direct to customers through our sales personnel in Japan and/or through a network of local dealers, except for surgical products for urology, which are currently sold through Boston Scientific Japan.

We outsource the major part of our global transportation and part of our warehousing activities to UPS, which provides logistics, warehouse management, customs and transportation services. We are currently in the process of in-sourcing our global IT services.

Services and Customer Support

Service and customer support are provided globally for our products either by (i) Lumenis personnel within service departments in the majority of those countries in which we sell our products directly, or (ii) elsewhere, by local independent distributors supported by our geographic or global support centers. In the years ended December 31, 2012 and 2013, we derived approximately 20% and 19% of our total revenues from the sale of services and customer support, respectively.

We maintain global support centers at production sites, providing technical solutions to all technical requests emanating from the regional service departments.

The following are the main categories of service and customer support functions that we provide for our products:

•
Training   We provide hands-on, practical basic and advanced technical training and certification of field service engineers for practically all of our products. Distributor service personnel are required to attend training courses and be certified to become authorized;

•
Communication Centers   We operate communications centers in each of the regional centers for our four geographic sales and marketing areas with near round-the-clock service answering support and dispatch during office hours, performing installation, maintenance, and periodic, preventive servicing activities at the customer site;

•	Technical Documentation We publish and control all of the technical documentation, including service manuals and technical bulletins; and
•
Spare Parts and Logistics Channels   We operate warehouses in each of our four geographic areas, as well as global distribution centers with thousands of required parts in inventory with the aim of ensuring long term support to our customers.

Manufacturing and Suppliers

We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured, and Salt Lake City, Utah, where ophthalmic products are manufactured. We have also established a small refurbishing center in China for key components for our ophthalmic products. We have outsourced the manufacture of some of our aesthetic and surgical products to third parties. In particular, we use a contract manufacturer in Israel to manufacture and assemble products that accounted for approximately 21% of our revenues in the year ended December 31, 2013. Our agreement with the contract manufacturer has a three-year term that ends in August 2016 and thereafter renews for successive one-year periods unless terminated by either party upon 90 days prior notice. The contract manufacturer may terminate the agreement upon 12 months prior notice.

We have partnered with several leaders in the field of fiber optics for the manufacture of all of our surgical laser fibers. In addition, we procure certain full turn-key systems from several suppliers under original equipment manufacturer, or OEM, agreements.

We manufacture products based primarily upon internal sales forecasts and, to a lesser extent, upon specific orders received from our customers. We deliver products to customers and distributors based upon purchase orders received, and our goal is to fulfill each customer’s order for products in regular production within two to eight weeks of receipt of the order. We believe that our manufacturing facilities and existing relationships are sufficient to support our potential capacity needs for the foreseeable future.

Sources and Availability of Components and Raw Materials

We manufacture our products from a large number of parts, using standard components as well as specially developed subassemblies supplied by subcontractors and vendors worldwide meeting our specifications.

We order raw materials, including optical and electronic parts, for in-house manufacturing. We have not experienced significant volatility in the prices of these raw materials. However, such prices are subject to a number of factors, including purchase volumes, general economic conditions, currency exchange rates, industry cycles, production levels and scarcity of supply.

We conduct assembly (in part), integration, quality assurance of the components and sub-assemblies and final testing at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility and we obtain full quality inspection reports with our subassemblies.

Competition

The markets in which we operate are competitive and we expect such competition to increase. Competition arises from laser and other light-based products, as well as from other treatment modalities and alternate technologies that are not based upon laser or light-based technologies. We also face competition from companies selling accessories to, and offering services for, our products, as well as companies selling devices, particularly in the aesthetic market, for home use. Competitors range in size from small, single product companies to large, multinational corporations, which may have greater resources than ours.

Our principal direct competitors consist of the following companies:

•	Surgical — American Medical Systems; Deka Laser Technologies; Dornier MedTech America; Karl Storz; Lisa Laser Products and OmniGuide.
•	Ophthalmic — Carl Zeiss Meditec; Ellex; Iridex; Nidek and Quantel Medical.
•	Aesthetic — Alma Lasers; Cutera; Cynosure; Solta Medical and Syneron

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

Patents and Intellectual Property

We have obtained and now hold more than 140 patents in the United States and 85 patents outside of the United States and have outstanding applications for 32 patents in the United States and 40 patents outside of the United States as of December 31, 2013. We rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe generally have a life of 20 years from the filing date. However, patents filed in the United States prior to June 1995 generally expire the later of 20 years from filing or 17 years from the issue date.

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

Because of the rapid development of technologies that relate to our products, there may be other issued patents that relate to basic relevant technologies and other technologies that we market. From time to time, we receive allegations from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such patents were found by a court to be valid, enforceable and infringed upon by us, then we could be required to pay damages and/or make royalty payments, and we could also be enjoined from continuing the infringing activity. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. We might be unable to design-around such patents or continue offering the products or services found to be infringing, or we could suffer other adverse consequences.

We also rely on protection available under trademark law. We currently hold registered trademarks in various jurisdictions for the mark “Lumenis” and certain key product names, in particular, LightSheer and UltraPulse.

Government Regulation

The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the E.U. and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under U.S. federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time-consuming and subject to unanticipated delays.

In the United States, unless an exemption applies, each medical device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for Section 510(k) clearance, under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product and establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. Products that do not qualify for the 510(k) procedure must be approved through the PMA process. A PMA requires that manufacturer provide the PDA with clinical data to demonstrate that the product is both safe and effective. Such clinical data is gathered under an IDE granted by the FDA. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. For products subject to PMA, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process.

Among the conditions for FDA market clearance approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the QSR, which must be followed at all times. The QSR imposes certain procedural and documentation requirements upon a company with respect to, among other things, management controls, design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production, from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

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

International sales are subject to specific foreign government regulations such as the CFDA, the Korean Food and Drug Administration and the Ministry of Health, Labor and Welfare in Japan, and such regulations vary from country to country in an increasingly complex global regulatory environment. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

Seasonality

We generally sell more products during the fourth quarter relative to each of the other first three quarters of the fiscal year. The first quarter is generally a relatively slower quarter, due, in part, to the Chinese New Year holiday, which tends to delay our activities in the APAC region, the region responsible for a significant portion of our revenues. In addition, many hospitals and medical organizations have not yet assessed their needs and budgets for the upcoming year as of the first quarter.

We also experience seasonality within each quarter, as we typically receive a disproportionate percentage of orders toward the end of each quarter, including the fourth quarter. To the extent that we do not receive anticipated orders, or orders are delayed beyond the end of the applicable quarter or year, our business and results of operations could be materially adversely affected. In addition, because a significant portion of our sales in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and, potentially, future quarters would be adversely affected. Note that historical results are not a guarantee or prediction of future results.

Environmental matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous waste, the import, export and registration of chemicals, and the cleanup of contaminated sites. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

In Israel, where we manufacture our surgical and aesthetic products, businesses storing or using certain hazardous materials, including materials necessary for our manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection Furthermore, the business licenses we hold for our facilities in Israel are subject to the receipt of permits from local health and planning and zoning authorities as well as clearance from the Ministry of Environmental Protection, which have been obtained.

In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing and registration of certain chemicals we use and ship. We believe we are in compliance in all material respects with applicable environmental laws and regulations.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, at the rate of 25% of a company’s taxable income for 2013 and to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. In addition, commencing from 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

Tax Benefits under the Law for the Encouragement of Industry (Taxes)

The Law for the Encouragement of Industry (Taxes), 5729-1969, to which we refer as the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company, if it is an Israeli resident and at least 90% of its income in any tax year (other than income from certain government defense loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

•
a deduction of the cost of purchased patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing from the year in which the assets or rights were first used:

•	a straight-line deduction of expenses related to a public offering over a three-year period, commencing from the year of the offering; and
•
the right to elect, under certain conditions, to file a consolidated tax return with additional Israeli Industrial Companies controlled by it; The eligibility for benefits under the Industry Encouragement Law is not subject to the receipt of prior approval from any governmental authority.

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

The Investment Law was significantly amended as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits subsequently granted are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forgo such benefits and elect for the benefits of the 2011 Amendment.

Tax benefits for Approved Enterprises approved before April 1, 2005

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise” is entitled to certain benefits. Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

A company may elect to forgo any entitlement to the grants otherwise available under the Investment Law with respect to its Approved Enterprise and, instead, participate in an alternative benefits program providing for tax benefits. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the exemption period related to the last program approved is ten years ending in 2014. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates (of up to 25%) otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions under the Investment Law and related regulations.

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

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the rate that would have been applicable had such income not been tax-exempted under the alternative benefits program.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014 and subject to certain conditions), or at the lower rate provided under an applicable tax treaty. The 15% tax rate (or 20% on or after January 1, 2014) is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest.

We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

An enterprise that qualifies under the provisions of the 2005 Amendment is referred to as a “Privileged Enterprise”, rather than an “Approved Enterprise”. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 1, 2013, the export criteria was increased to markets with a population of at least 14 million, which will further increase in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Privileged Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Privileged Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise is determined as the higher of: (i) the minimum amount specified in the Investment Law and (ii) an amount equal to a certain percentage of the value of the company’s production assets before the expansion, as specified in the Investment Law.

The period for which the tax benefits is available under the 2005 Amendment to qualifying income of a Privileged Enterprise is determined, among other things, by the geographic location of the Privileged Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period under Privileged Enterprise status is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the geographic location of the company.

Dividends paid out of income derived by a Privileged Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Accordingly, dividends paid out of income derived by a Privileged Enterprise (or out of dividends received from a company whose income is derived from a Privileged Enterprise) are generally subject to withholding tax at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014 and subject to certain conditions) or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% (or 20% on or after January 1, 2014) is limited to dividends and distributions out of income derived from a Privileged Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the rate that would have been applicable had such income not been tax-exempted.

The benefits available to a Privileged Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, adjusted by the Israeli consumer price index and interest, or other monetary penalties.

As of December 31, 2013, we did not have any income attributed to our Privileged Enterprises. The tax benefits attributable to our Privileged Enterprises are due to expire in 2019.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment cancels the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance; (b) all of its partners are companies incorporated in Israel, but not all of them are governmental entities, and which, among other things, has Preferred Enterprise status and are controlled and managed from Israel.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 – 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10% to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates would revert to 16% and 9% (as applicable) in 2014 and thereafter. Our facilities under current definitions are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014 and subject to certain conditions) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 15% (20% with respect to dividends to be distributed on or after January 1, 2014 and subject to certain conditions) or such lower rate as may be provided in an applicable tax treaty, will apply.

The 2011 Amendment also provides transitional provisions to address companies already enjoying tax benefits under the Investment Law and that do not elect to apply the provisions of the Investment Law as amended in 2011. These transitional provisions provide that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Privileged Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

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

The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Economy, to which we refer as the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder, to which we collectively refer as the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5%, depending on the number of years that lapse between receipt of the grant and repayment.

In June 2005, an amendment to the Research and Development Law came into effect, which is designed to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. The Research and Development Law generally requires that a product developed under a program be manufactured in Israel. However, upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. A more recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside of Israel in exchange for the import of a different manufactured product or manufacturing rights into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which an applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

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

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. Generally, any non-Israeli who acquires 5% or more of our shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law. In addition, the rules of the OCS may require additional information or representations in respect of certain of such events.

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2012, we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 1998. In 2012, following application by us to the OCS for certain grants under the Research and Development Law, the OCS conditionally approved two of our applications, in respect of which we received an aggregate amount of approximately $0.4 million during 2013 in connection with our research and development programs performed in 2012. We further applied and received approval to receive additional grants in connection with our research and development programs performed in 2013; however, the amounts under the grants have not been received yet and are subject to the completion of OCS review, as described below.

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. As of December 31, 2013, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $4.9 million, which will be repaid to the government in the form of royalties on sales of those products if and when such developed products reach the market.

Over the past three years the OCS reviewed all royalties paid, or to be paid, by us in connection with all grants received by us from the OCS. The OCS has claimed that we are required to pay to it additional royalties and interest in respect of our products sold. During August 2013 the OCS provided a demand letter for royalty payments in the amount of approximately $1.75 million related to OCS participations payments in periods prior to 2013. We believe that we are not obligated to pay these additional royalties. In respect of such claims by the OCS, we have provided an accrual in our financial statements. We have been in discussions with the OCS in order to reach an agreement with respect to the royalty payments that the OCS believes are outstanding. In March 2014 we reached an understanding according to which in April 2014 we will pay to the OCS a lump sum that will conclude royalty related issues in connection with prior periods. As of December 31, 2013, we had provided a sufficient accrual in our financial statements to materially cover the amount of such payment, such that we do not expect that the payment will have a material impact on our financial results for 2014.

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

D.        Property, Plants and Equipment.

   Our principal executive offices are in Yokneam, Israel. Our principal engineering, manufacturing, shipping and service operations for our ophthalmic segment are located in Salt Lake City, Utah and our principal engineering, manufacturing, shipping and service operations for our surgical and aesthetic segments are located in Yokneam, Israel.

   All of our facilities are leased, as we do not own any real property. The table below sets forth details of the square footage of our current leased properties, all of which are fully utilized, unless otherwise stated. We have no material tangible fixed assets apart from the properties described below.

Square Feet (approximate)
Yokneam, Israel (1)	172,200
Salt Lake City, Utah (2)	69,800
San Jose, California (3)	15,200
APAC (4)	50,300
Europe (5)	18,600
Japan (6)	17,700
Total	343,900

(1)
The square footage consists primarily of office space but also includes approximately 32,000 square feet of warehouse facilities. The square footage amount in the above table excludes additional parking space that is available at these facilities. The lease for these facilities is for a term of ten years from April 25, 2010, with an option to renew for an additional four terms of three years each, and an additional fifth term of 35 months and 25 days. The annual lease payments for these facilities are approximately $2.2 million. Approximately 41,200 square feet of this facility currently remain unutilized by us, out of which we sublease approximately 40,700 square feet to third parties. In August 2013, we entered into two sub-lease agreements, pursuant to which we sublease to third parties approximately (i) 28,500 square feet of our Yokneam facilities, effective as of December 2013 and until December 2016, with an option to renew for an additional three years; and (ii) 12,200 square feet of our Yokneam facilities, effective as of August 2013 and until December 2019, with an option to renew for an additional three years and a further option to renew for an additional three years thereafter.

(2)
The principal building that comprises our Salt Lake City facility (of approximately 57,000 square feet) is leased to us under a lease currently extended until June 2014. The remainder comprises a warehouse facility of approximately 12,700 square feet.

(3)
We moved to our new facilities in San Jose in November 2012, pursuant to a lease agreement dated August 16, 2012 which expires in December 2018. We currently utilize all of the square footage of this facility, which includes approximately 1,000 square feet of warehouse facilities.

(4)
Situated in several cities throughout China, as well as Hong Kong and Gurgaon (near Delhi), India, Melbourne, Australia, Singapore and South Korea. Consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities in China.

(5)	Consists primarily of sales/marketing offices, in Germany, Italy and the United Kingdom and includes approximately 5,500 square feet of warehouse facilities.

(6)	Situated in several cities throughout Japan and consists primarily of sales offices and includes approximately 6,500 square feet of warehouse facilities.

As indicated above, in February 2014 we opened new offices in Seoul, South Korea.

Our debt to Bank Hapoalim B.M. is secured by liens on substantially all of our assets, including the leasehold interests described above.

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

A.     Operating Results.

Company Overview

    We are a leading global, highly diversified and growing provider of innovative energy-based, minimally invasive clinical solutions primarily for the aging population. We have established a strong brand and leadership position across diverse end-markets, consisting of our surgical, ophthalmic and aesthetic segments, and our products are utilized for both medically necessary and elective procedures. Our focused product offerings include solutions for a wide range of minimally invasive procedures across those segments.

    Our focus on product development has resulted in our strongest pipeline of new products and applications in over a decade. Specifically, we expect to launch one to two new product platforms in each of our three segments by the end of 2014. We believe our culture of innovation along with our realigned development processes across the organization focused on physician needs and patient benefits, will serve as an engine for future growth in existing and new markets.

    The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices, private clinics and aesthetic chains. We market, sell and service our products primarily through our direct sales and service organization, which provides us with a strong presence in our key markets, including the United States, China, Japan, India, Germany and Australia, which generated approximately 70% of our revenues for the year ended December 31, 2013. We sell to the remainder of our geographies through an extensive global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide. Our service organization of over 200 people supports the growth of our global customer base and provides us with an attractive recurring revenue stream. We believe we are well-positioned to capitalize on the large and growing emerging markets opportunity, specifically the APAC region, where China represents our second largest individual market globally (after the United States). We generated $86.1 million in revenues in the APAC region for the year ended December 31, 2013, representing 14.9% year-over-year growth and 32.5% of our total revenues for that period.

    Since 2009, we have seen year-over-year growth in our annual revenues, primarily due to increases in volume of products and services sold. These increases have been driven primarily by leveraging our existing global footprint towards further geographic expansion, and our accompanying investment in enhancing our existing sales platform, particularly in the APAC region, where we have added 136 persons to our sales and marketing teams, which totaled 210 persons as of December 31, 2013.

    Since the addition of our new management team in 2012, we have been undergoing a strategic transformation, with a focus on execution and growth. Key elements of our strategic plan include an enhanced product pipeline, increased focus on patient outcomes, improved operational processes and an execution-oriented management culture. Our investment in our existing sales and marketing platform has helped us to grow our revenues. Such increase in our revenues further resulted in an increase in our gross margins, in light of the fixed cost component in our costs of goods sold. We are seeking to continue to increase revenues in our existing core geographies and markets, including by the development and introduction of enhancements to existing products and new products. We also seek to grow the absolute amount of our recurring revenues, which are derived from both services and consumables, so that they remain at the same proportion or a slightly increased proportion of our total revenues. Our ability to achieve this growth may be adversely affected if we are unable to introduce product enhancements or planned new products on time, which may occur for a variety of reasons, including regulatory delays.

Components of Our Statements of Operations

Revenues

Our revenues consist primarily of revenues from sales of our products and, secondarily, from the provision of services. Our product revenues include revenues from sales of systems and consumables. We operate in three segments: surgical, ophthalmic and aesthetic. We effect sales and deliver services both directly, through our dedicated sales force and service organization, and indirectly, through third-party distributors who purchase and resell our products and typically provide support services for our products. While in each segment we do business through both of these channels, we generally utilize only one such channel for any given country.

The following table presents our revenues by segment for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues):

	For the year ended December 31,
	2011		2012		2013
Surgical	$89,801	36.4%	$95,962	38.6%	$104,693	39.5%
Ophthalmic	62,279	25.2	62,141	25.0	60,313	22.7
Aesthetic	94,902	38.4	90,487	36.4	100,350	37.8
Total	$246,982	100.0%	$248,590	100.0%	$265,356	100.0%

Product revenues across our segments are influenced by a number of factors, including, among other things: (i) the adoption rate of our products, (ii) the capital expenditure budgets of our customers and (iii) the mix of products sold, all of which may be significantly influenced by macroeconomic and other factors. Product revenues also depend on the volume of consumables, which for purposes of this discussion includes accessories (having a longer useful life than actual consumables), that we sell. Sales of our consumables are primarily linked to the number of our products that are installed and active worldwide. In the years ended December 31, 2011, 2012 and 2013, sales of our consumables were 14.3%, 14.2% and 14.5%, respectively of our product revenues in each year. We expect our recurring revenues to continue to grow in absolute terms along with our overall revenues, thereby remaining a relatively steady percentage of our revenues. Recurring revenues accounted for 31%, 32% and 33% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our product revenues are also driven by usage rates, which are generally a function of the type of product and the budget of the particular end-user.

Services revenues in all three of our operating segments derive mainly from service contracts and extended warranty and repair charges, and, in the year ended December 31, 2013, constituted 13%, 26% and 22% of the revenues from our surgical, ophthalmic and aesthetic segments, respectively.

Surgical segment

In addition to the factors listed above, product revenues in our surgical segment are influenced by a number of other factors, including, among other things, the adoption rate of procedures performed with our products, approval of government budgets and the ability of our customers to obtain reimbursement. In addition, purchases of our surgical laser systems typically involve long sales cycles, ranging from three months to 18 months in some cases. Surgical product revenues also depend on the volume of consumables that we sell, as our surgical systems generally utilize more consumables than our ophthalmic and aesthetic products. Surgical revenues derived from our distribution agreement with Boston Scientific constituted 14%, 12% and 12% of our surgical segment revenues in 2011, 2012 and 2013, respectively (comprising less than 6% of our total revenues in any such period).

Ophthalmic segment

In addition to the factors listed above, product revenues in our ophthalmic segment are influenced by a number of factors that are similar to those influencing product revenues in our surgical segment, including, among other things, capital expenditure budgets of our customers. Product revenues in our ophthalmic segment are further influenced by competition in the ophthalmic market, such as pharmaceutical alternatives.

Aesthetic segment

In addition to the factors listed above, product revenues in our aesthetic segment are influenced by a number of factors, including, among other things, significant competition in the aesthetic market and frequent introduction of new technologies and new products in the aesthetic market. Macroeconomic conditions in the global economy also impact our aesthetic products revenues, since the demand for our aesthetic products may decrease when end-users have less discretionary income. Unlike in the surgical and ophthalmic segments, personal habits of end-users also play a role in determining the level of demand for, and, consequently, our revenues derived from, aesthetic products.

Revenues by geographic area

We derive our revenues from four geographic areas: the Americas, APAC, EMEA and Japan.

The following table presents our revenues by geographic area for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues):

	For the year ended December 31,
	2011		2012		2013
Americas	$94,161	38.2%	$92,446	37.2%	$92,209	34.7%
APAC	60,349	24.4	74,969	30.2	86,125	32.5
EMEA	48,157	19.5	42,536	17.1	47,792	18.0
Japan	44,315	17.9	38,639	15.5	39,230	14.8
Total	$246,982	100.0%	$248,590	100.0%	$265,356	100.0%

Cost of revenues and gross profit

Our cost of revenues consists of costs of products, which accounted for approximately 78% of our cost of revenues in each of the years ended December 31, 2012 and 2013, and costs of services, which accounted for the remainder of our cost of revenues during those periods. In each of our segments, costs of products consist primarily of components and subassemblies purchased for manufacture of our products. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs, overhead and costs of standard warranties. Our costs of services consist primarily of costs of our service personnel, which include salaries and other compensation and travel costs, as well as costs of spare parts.

Gross profit is the difference between revenues and cost of revenues. As described below, gross profit is primarily affected by volume of sales, mix of products sold between our segments and within each segment, regional mix, manufacturing costs, warranty and service related costs and inventory write downs.

The following table presents our gross profit by segment for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues from each such segment):

	For the year ended December 31,
	2011		2012		2013
Surgical	$47,517	42.2%	$52,829	42.7%	$62,162	43.8%
Ophthalmic	24,771	22.0%	27,209	22.0%	26,114	18.3%
Aesthetic	40,332	35.8%	43,641	35.3%	53,789	37.9%
Total (*)	$112,620	100%	$123,679	100%	$142,065	100%

(*)
Excludes unallocated expense (income) in the amounts of $104, $413 and $(44) for the years ended December 31, 2011, 2012 and 2013, respectively. For further information, please see Note 17 to our audited consolidated financial statements included elsewhere in this annual report.

In general, gross profit margins are largely a function of our revenues and our ability to leverage the portion of our cost base that is fixed to increase our revenues while increasing costs at a lower rate. As part of our growth plan, we have seen an increase in gross profitability in recent periods mainly as a result of the reengineering of our products in a manner that has reduced the costs of products, as well as lower service and warranty costs, due largely to increased emphasis on quality control, and lower inventory write downs. Our inventory consists primarily of raw materials used in manufacturing and finished parts, which are subassemblies used for final manufacture of finished products. We have managed our inventory levels more efficiently over the past two years. We also intend to continue reducing the costs of the products and our manufacturing costs by increasingly outsourcing manufacturing when doing so is expected to produce greater efficiencies. The growth in our revenues has also been a cause of the increase in our gross profit margins, as we leverage our fixed costs. The differences in gross margin among our segments reflect the different markets in which each segment operates and the nature of the competition in such markets, both in terms of the competitors and the competing products and solutions in each industry.

Gross profit margins are also impacted by the mix of revenues generated from indirect sales through distributors as opposed to direct sales effected by our sales force, due to selling discounts provided to distributors. Because of these discounts, the gross profit from the sale of our products in our direct sales markets and in regions where we engage in those direct sales is higher than the gross profit from the sales of our products indirectly.

Sales made directly by our sales personnel amounted to 71% and 70% of our sales in the years ended December 31, 2012 and 2013, respectively. With respect to indirect sales, our strategy is to work with independent distributors in geographies where we believe it brings higher economic value, after taking into consideration cost and market potential. Products sold through distributors are generally non-exchangeable, nonrefundable and without rights for price protection or stock rotation. Accordingly, we generally consider distributors as end-customers and therefore recognize revenues upon shipment to distributors. In those transactions in which a right of return is granted we recognize revenues net of the provision for returns.

Our segment operating margins, which have increased in recent years, have done so primarily as a result of improvements in gross margins.

Operating expenses

Our operating expenses consist of research and development expenses, net, selling and marketing expenses, legal settlements, net and general and administrative expenses. As discussed below, we plan to continue to invest in research and development and selling and marketing activities as a driver of our revenue growth and therefore expect those expenses to increase in absolute terms. However, we also expect that investments and efforts we have made over the past two years in enhancing the management of our operating platform will enable us to leverage that platform. Specifically, we expect that our efforts in streamlining research and development, enhancing the efficiency of our sales and marketing, and emphasizing maximum execution among our general and administrative personnel, which together form the core of our operations, will enable us to maximize the return that we realize from our operating expenses.

Research and development expenses, net

Our research and development expenses consist primarily of employee salaries, development-related raw materials, clinical research expenses and payments to subcontractors. We charge all research and development expenses to operations as they are incurred. Research and development expenses are presented net of grants received from Israel’s OCS. For additional information regarding these grants, see “Taxation — Israeli Tax Considerations and Government Programs — Tax Benefits and Grants for Research and Development.”

We intend to increase the aggregate amount that we invest in research and development in absolute terms. To the extent that we are successfully able to implement our business plan and grow our revenues, we expect that our research and development expenses will remain constant or will grow as a percentage of our revenues. However, the amount that we spend on the research and development activities of any one segment in any individual year is, to a significant extent, the function of factors specifically affecting that segment, including the specific business plan of that segment.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other benefits for our marketing, sales and other sales-support personnel, advertising, promotions, trade shows and exhibition expenses, and travel expenses. Commissions consist of sales-based commissions mainly to our sales personnel. Commission rates vary, depending on the geographic location of the employee and on the achievement of certain performance targets.

We intend to invest in sales and marketing activities, including in relation to the launch of new products, and we therefore expect selling and marketing expenses to increase in absolute terms. However, we do not expect selling and marketing expenses to change significantly as a percentage of our revenues. As we expand further — including in the APAC region — we intend to increase the number of our sales representatives. In general, we expect that the number of our sales representatives will increase in correlation with increases to our revenues.

Legal settlement, net

Our legal settlements consist primarily of income and expenses related to the outcome of specific legal proceedings, net of the related legal fees. Ongoing legal expenses, including in connection with ongoing legal proceedings, are generally recorded as general and administrative expenses, whereas expenses and legal fees incurred at the settlement or other dispositive stage of a legal proceeding are recorded in legal settlements, net.

General and administrative expenses

Our general and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts, excise taxes and other expenses. We expect an increase in our general and administrative expenses in absolute terms as a result of the additional costs related to our being listed for trading in the United States.

Financial expenses, net

Financial expenses consist primarily of interest on our long-term restructured debt, changes in the fair value of financial instruments measured at fair value through profit and loss, bank charges and exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the functional currency of each of our subsidiaries.

Taxes on income

The standard corporate tax rate in Israel for the 2013 tax year is 25% and for the 2011 and 2012 tax years it was 24% and 25%, respectively. The tax rate will increase to 26.5% for 2014 and thereafter.

As discussed in greater detail below under “Taxation — Israeli Tax Considerations and Government Programs,” we are eligible for various tax benefits under the Investment Law pursuant to benefit programs. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 0%. Currently, we do not receive any actual tax benefits, as we will have to complete utilizing our net operating loss, or NOL, carry forwards before we start to receive any benefits under these benefit programs. The benefits that we are eligible to receive under the Investment Law are pursuant to programs of which the final one is scheduled to expire in 2019.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will range between 13% and 17% of our income before income tax through 2014. In the long-term, we anticipate that our effective tax rate will decrease as the portion of our income attributed to Lumenis Ltd. grows. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

Comparison of period to period results of operations

The following table presents consolidated statement of operations data as a percentage of revenues for the periods indicated.
	For the year ended December 31,
	2011	2012	2013
Revenues:
Products	80.9%	80.0%	80.6%
Services	19.1	20.0	19.4
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	43.0	39.1	36.2
Services	11.4	11.3	10.2
Total cost of revenues	54.4	50.4	46.4
Gross profit	45.6	49.6	53.6
Operating expenses:
Research and development expenses, net	6.7	7.5	8.4
Selling and marketing expenses	29.5	30.2	30.6
Legal settlements, net	0.3	—	(2.5)
General and administrative expenses	6.9	8.2	7.4
Total operating expenses	43.4	45.9	43.9
Operating income	2.2	3.7	9.7
Financial expenses, net	1.5	0.6	2.1
Income before taxes on income	0.7	3.1	7.6
Taxes on income	0.4	0.3	1.0
Net income	0.3%	2.8%	6.6%

Year ended December 31, 2013 compared with year ended December 31, 2012

The following table presents comparative selected statements of operations data for the years ended December 31, 2012 and 2013:

			Increase (decrease) in
	2012	2013	dollars	%
	($ in thousands)
Revenues:
Products	$198,811	$213,799	$14,988	7.5%
Services	$49,779	$51,557	$1,778	3.6%
Total revenues	$248,590	$265,356	$16,766	6.7%
Cost of revenues:
Products	$97,150	$96,100	$(1,050)	(1.1)%
Services	$28,174	$27,147	$(1,027)	(3.6)%
Total cost of revenues	$125,324	$123,247	$(2,077)	(1.7)%
Gross profit	$123,266	$142,109	$18,843	15.3%

Revenues

Our revenues increased by 6.7%, or $16.8 million, to $265.4 million in the year ended December 31, 2013 from $248.6 million in the year ended December 31, 2012, primarily due to a significant increase in the revenues of our surgical and aesthetic segments, which was partially offset by a decrease in the revenues of our ophthalmic segment. Changes in revenues result primarily from changes in volume of products and services sold.

Surgical segment

The revenues of our surgical segment in the year ended December 31, 2013 were $104.7 million, representing an increase of 9.0% over revenues of $96.0 million in the year ended December 31, 2012. The change was attributable to an increase of $7.9 million in the sale of our surgical products and an increase of $0.8 million in our surgical service revenues. The increase in revenues was primarily due to increased volume of sales in all regions: in the Americas, our revenues increased from $35.8 million in the year ended December 31, 2012 to $37.8 million in the year ended December 31, 2013; in the APAC region, our revenues increased from $27.3 million in the year ended December 31, 2012 to $31.5 million in the year ended December 31, 2013; in Japan, our revenues increased from $15.3 million in the year ended December 31, 2012 to $17.3 million in the year ended December 31, 2013; and in EMEA, our revenues increased from $17.6 million in the year ended December 31, 2012 to $18.1 million in the year ended December 31, 2013. These increases, particularly in the APAC region, were driven by our continuing investments in our existing sales platform, including the expansion of our sales and marketing force, which, together with our existing sales force, succeeded at increasing the volume of surgical product sales.

Ophthalmic segment

The revenues of our ophthalmic segment in the year ended December 31, 2013 were $60.3 million, representing a decrease of 2.9% from revenues of $62.1 million in the year ended December 31, 2012. The change was due to a decrease of $1.8 million in ophthalmic product revenues, and relatively flat ophthalmic service revenues. The decrease in revenues was primarily due to a decrease in volume of sales in the Americas from $19.6 million in the year ended December 31, 2012 to $16.7 million in the year ended December 31, 2013, mainly in connection with the expiration of our SLT patent in July 2013, and in Japan from $14.5 million in the year ended December 31, 2012 to $13.2 million in the year ended December 31, 2013, mainly due to the weakening of the Japanese yen against the U.S. dollar. These decreases were partially offset by an increase in ophthalmic product revenues in the APAC region from $23.3 million in the year ended December 31, 2012 to $25.6 million in the year ended December 31, 2013.

Aesthetic segment

The revenues of our aesthetic segment in the year ended December 31, 2013 were $100.4 million, representing an increase of 10.9% over revenues of $90.5 million in the year ended December 31, 2012. This change reflected an increase of $8.7 million in aesthetic product revenues and an increase of $1.1 million in aesthetic service revenues. These increases were primarily due to increased aesthetic revenues in several regions. In the APAC region, aesthetic revenues increased from $24.4 million in the year ended December 31, 2012 to $29.0 million in the year ended December 31, 2013, which was driven by the expansion of our sales and marketing workforce in that region, which, together with our existing sales force, succeeded at increasing the volume of aesthetic product sales. In the EMEA region and in the Americas, aesthetic revenues also increased, from $20.3 million and $37.0 million, respectively, in the year ended December 31, 2012, to $24.9 million and $37.7 million, respectively, in the year ended December 31, 2013.

Cost of revenues and gross profit

Our cost of revenues from product sales in the year ended December 31, 2013 was $96.1 million, a decrease of 1.1%, compared with $97.2 million in the year ended December 31, 2012. This decrease was primarily related to lower warranty expenses (accounting for a decrease of $0.4 million in 2013) and lower inventory write-offs (accounting for a decrease of $2.3 million), the former of which was mainly attributable to improvements in the quality of our aesthetic segment products. These amounts were partially offset by higher cost of goods sold, or COGS, related to our higher revenues and mix of products sold in an amount of $1.2 million. As a percentage of our product revenues, our cost of product revenues decreased to 44.9% in year period ended December 31, 2013 compared to 48.9% in the year ended December 31, 2012.

Our cost of revenues from services in the year ended December 31, 2013 was $27.1 million, a decrease of 3.6% compared with $28.2 million in the year ended December 31, 2012. This decrease was primarily attributable to quality improvements in our aesthetic segment products. As a percentage of our services revenues, our cost of services revenues decreased to 52.7% in the year ended December 31, 2013 compared to 56.6% in the year ended December 31, 2012.

Our gross profit for the year ended December 31, 2013 was $142.1 million, or 53.6% of revenues, an increase of $18.8 million, compared with $123.3 million, or 49.6% of revenues, in the year ended December 31, 2012, representing an increase of 15.3%. This increase reflected the greater increase in our revenues relative to the related increase in our cost of revenues, particularly for our products, which was attributable to the factors described below for our respective segments.

Surgical segment

Gross profit for our surgical segment in the year ended December 31, 2013 increased by $9.3 million, or 17.7%, to $62.2 million, from $52.8 million in the year ended December 31, 2012, due to an increased volume of sales of our surgical products. Gross profit margin increased to 59.4% in the year ended December 31, 2013 from 55.1% in the year ended December 31, 2012, primarily due to an increase in the volume of sales, in particular in APAC and the Americas, where gross margins on sales of surgical products are higher than in other regions. In addition, lower inventory write-offs also contributed to the improvement.

Ophthalmic segment

Gross profit for our ophthalmic segment in the year ended December 31, 2013 decreased by $1.1 million, or 4.0%, to $26.1 million, from $27.2 million in the year ended December 31, 2012, due to a decrease in volume of sales of our ophthalmic products in the Americas and Japan, partially offset by an increase in APAC, where our gross profit is higher. Gross profit margin decreased slightly to 43.3% in the year ended December 31, 2013 from 43.8% in the year ended December 31, 2012.

Aesthetic segment

Gross profit for our aesthetic segment in the year ended December 31, 2013 increased by $10.1 million, or 23.3%, to $53.8 million, from $43.6 million in the year ended December 31, 2012, due to an increased volume of sales of our aesthetic products. Gross profit margin increased to 53.6% in the year ended December 31, 2013 from 48.2% in the year ended December 31, 2012, primarily due to lower warranty expenses resulting from improvements in quality of our aesthetic products. Regional mix also contributed to the increase in gross profit and gross profit margins as a larger portion of our revenues for this period were generated in APAC, where our gross margins on sales of aesthetic products are higher than in other regions. In addition, lower inventory write-offs also contributed to the improvement.

Operating expenses

The following table presents our operating expenses for the years ended December 31, 2012 and 2013, in U.S. dollars and as a percentage of our revenues.

	For the year ended December 31, 2012		For the year ended December 31, 2013		Period over period change
	($ in thousands)	Percentage of total revenues	($ in thousands)	Percentage of total revenues	($ in thousands)	Percentage
Research and development, net	$18,497	7.5%	$22,188	8.4%	$3,691	20.0%
Selling and marketing	75,010	30.2	81,294	30.6	6,284	8.4
Legal settlements, net	—	—	(6,692)	(2.5)	(6,692)	—
General and administrative	20,446	8.2	19,706	7.4	(740)	(3.6)
Total operating expenses	$113,953	45.9%	$116,496	43.9%	$2,543	2.2%

Research and development expenses, net   Our research and development expenses, net, increased by $3.7 million, or 20.0%, in the year ended December 31, 2013 to $22.2 million from $18.5 million in the year ended December 31, 2012. As a percentage of revenues, our research and development expenses, net increased to 8.4% in the year ended December 31, 2013 from 7.5% in the year ended December 31, 2012. This increase (both in absolute amount and as a percentage of our revenues) evidences our commitment to increased investments in research and development in order to support future growth. During the year ended December 31, 2013, our research and development expenses were net of a grant of approximately $0.4 million that we received from the OCS.

Selling and marketing expenses   Our selling and marketing expenses increased by $6.3 million, or 8.4%, in the year ended December 31, 2013 to $81.3 million from $75.0 million in the year ended December 31, 2012. This increase was primarily attributable to the increase in our sales and marketing workforce and related expenses totaling $4.7 million, primarily in the APAC region, which accounted for $2.9 million of the increase.

Legal settlements, net   Legal settlements, net in the year ended December 31, 2013 contributed $7.3 million related to an infringement claim resolved during the period, partially offset by associated legal fees in the amount of $0.6 million.

General and administrative expenses   Our general and administrative expenses decreased by $0.7 million, or 3.6%, in the year ended December 31, 2013 to $19.7 million compared with $20.4 million in the year ended December 31, 2012. This decrease was primarily the result of a $1.5 million decrease in compensation expenses related to employees’ and directors’ stock options due to an extension of the exercise period of certain stock options granted by us to our directors and senior management in 2012, partially offset by an increase of $0.8 million in expenses related to the new medical excise tax in the United States. In addition, during the year ended December 31, 2012, payroll related expenses were higher by $0.4 million compared to the year ended December 31, 2013, due to increased compensation cost during periods of transition in our management team. As a percentage of revenues, our general and administrative expenses in the year ended December 31, 2013 decreased to 7.4% compared to 8.2% in the year ended December 31, 2012.

Financial expenses, net   Our financial expenses, net, increased by $4.0 million, or 273%, in the year ended December 31, 2013 to $5.5 million from $1.5 million in the year ended December 31, 2012. The increase in our financial expenses, net was primarily due to unfavorable changes in exchange rates, including the impact of our derivatives, accounting for $2.8 million of the increase, offset by lower interest expense relating to our Bank debt. In addition, during the year ended December 31, 2013, we recorded an accrual in an amount of $2.0 million related to the cash fee payable to the Bank pursuant to the terms of the Restructuring Agreement, due to our achievement of certain EBITDA targets. For further details relating to the Restructuring Agreement, see “— Bank debt restructuring agreement, as amended”.

Taxes on income   In the year ended December 31, 2013, we recorded tax expenses of $2.8 million, an increase of 223.7% from $0.9 million in the year ended December 31, 2012. The increase was mainly related to a 2012 tax benefit resulting from a settlement with the Israeli tax authorities in the amount of $2.4 million.

Year ended December 31, 2012 compared with year ended December 31, 2011

   The following table presents comparative selected statements of operations data for the years ended December 31, 2011 and 2012:

			Increase (decrease) in
	2011	2012	dollars	%
	($ in thousands)
Revenues
Products	$199,714	$198,811	$(903)	(0.5)%
Services	$47,268	$49,779	$2,511	5.3%
Total revenues	$246,982	$248,590	$1,608	0.7%
Cost of revenues
Products	$106,240	$97,150	$(9,090)	(8.6)%
Services	$28,226	$28,174	$(52)	(0.2)%
Total cost of revenues	$134,466	$125,324	$(9,142)	(6.8)%
Gross profit	$112,516	$123,266	$10,750	9.6%

Revenues

Our revenues increased by 0.7%, or $1.6 million, to $248.6 million in 2012 from $247.0 million in 2011, primarily due to a significant increase in the revenues of our surgical segment, which was partially offset by a decrease in the revenues of our aesthetic segment.

Surgical segment

The revenues of our surgical segment in the year ended December 31, 2012 were $96.0 million, representing an increase of 6.9% over revenues of $89.8 million in the year ended December 31, 2011. The change was due to an increase of $5.3 million in the sale of our surgical products and an increase of $0.9 million in surgical service revenues. From a regional standpoint, the increase in revenues was primarily attributable to increased volume of sales in APAC, from $22.1 million in 2011 to $27.3 million in 2012, and the Americas, from $33.0 million in 2011 to $35.8 million in 2012. The increases in those regions were partially offset by decreased revenues in EMEA, from $18.2 million in 2011 to $17.6 million in 2012, and Japan, from $16.6 million in 2011 to $15.3 million in 2012.

Ophthalmic segment

The revenues of our ophthalmic segment in the year ended December 31, 2012 were $62.1 million, representing a decrease of 0.2% from revenues of $62.3 million in the year ended December 31, 2011. The change was due to a decrease of $0.5 million in our service revenues, partially offset by an increase of $0.3 million in our products sales. From a regional standpoint, the change was primarily due to decreases in revenues in Japan in the amount of $3.4 million (primarily related to the weakening of the Japanese yen as compared to the U.S. dollar), in EMEA of $0.7 million and in the Americas of $0.2 million, partially offset by increased sales of products in APAC in an amount of $4.1 million.

Aesthetic segment

The revenues of our aesthetic segment in the year ended December 31, 2012 were $90.5 million, representing a decrease of 4.7% from revenues of $94.9 million in the year ended December 31, 2011. The change was primarily due to a decrease of $6.5 million in our aesthetic product revenues, partially offset by an increase of $2.1 million in our service revenues. From a regional standpoint, the decrease in revenues was primarily due to a decrease in revenues in the Americas, EMEA and Japan in amounts of $4.3 million, $4.3 million and $1.1 million, respectively, reflecting the negative impact that significant competition had upon revenues in those regions in 2012. The decreases in those regions were partially offset by an increase in revenues in APAC in the amount of $5.3 million, reflecting the continued expansion of our aesthetic segment in APAC in 2012.

Cost of revenues and gross profit

Our cost of revenues from product sales in 2012 was $97.2 million, a decrease of 8.6%, compared with $106.2 million in 2011. This decrease was primarily related to lower inventory write-off expenses (contributing $1.9 million to the decrease) and lower warranty expenses (accounting for $2.4 million of the decrease), while changes in the mix of our products sold accounted for the remainder of this decrease. The lower warranty expenses were mainly attributable to improvements in the quality of our aesthetic products. As a percentage of our revenues from product sales, our cost of revenues from product sales decreased to 48.9% in 2012 compared to 53.2% in 2011, evidencing our focus on operational efficiencies and product quality improvements.

Our cost of revenues from services that we provided in each of 2011 and 2012 was $28.2 million. As a percentage of our revenues from services, our cost of revenues from services decreased to 56.6% during 2012 compared to 59.7% in 2011, reflecting improvements in the quality of our aesthetic products, which thereby enabled more efficient servicing of those products.

Our gross profit was $123.3 million, or 49.6% of our revenues for 2012, compared with $112.5 million, or 45.6% of our revenues for 2011, representing an increase of 9.6%. This increase reflected the combined effect of the 0.7% increase in our revenues and the 6.8% decrease in our cost of revenues, particularly for our products, which was attributable to the factors described below for our respective segments.

Surgical segment

Gross profit for our surgical segment in the year ended December 31, 2012 increased by $5.3 million to $52.8 million, from $47.5 million in the year ended December 31, 2011, due primarily to increased revenues from our surgical products. Gross profit margins increased to 55.1% in the year ended December 31, 2012 from 52.9% in the year ended December 31, 2011, primarily due to changes in regional mix, specifically increased volume of sales in APAC and the Americas, where our gross margins on sales of surgical products are higher than in other regions.

Ophthalmic segment

Gross profit for our ophthalmic segment in the year ended December 31, 2012 increased by $2.4 million to $27.2 million, from $24.8 million in the year ended December 31, 2011, and gross profit margin increased to 43.8% in the year ended December 31, 2012 from 39.8% in the year ended December 31, 2011. These increases were primarily due to increased volume of sales in the APAC region, where our gross margins on sales of ophthalmic products are higher than in other regions.

Aesthetic segment

Gross profit for our aesthetic segment in the year ended December 31, 2012 increased by $3.3 million to $43.6 million, from $40.3 million in the year ended December 31, 2011, primarily due to lower warranty expenses in the amount of $1.7 million. Gross profit margin increased to 48.2% in the year ended December 31, 2012 from 42.5% in the year ended December 31, 2011, primarily due to lower warranty expenses in all regions resulting from improvements in quality. Geographic mix also contributed to the increase in gross profit and gross profit margins, as a larger portion of our revenues for this period were generated in the APAC region, where our gross margins on sales of aesthetic products are higher than in other regions.

Operating Expenses

The following table presents our operating expenses for the years ended December 31, 2011 and 2012, in U.S. dollars, as well as the amount and percentage change between those years.

			Increase (decrease) in
	2011	2012	dollars	%
	($ in thousands)
Research and development, net	$16,526	$18,497	$1,971	11.9%
Selling and marketing	72,891	75,010	2,119	2.9%
Legal settlements, net	766	—	(766)	—
General and administrative	16,912	20,446	3,534	20.9%
Total operating expenses	$107,095	$113,953	$6,858	6.4%

Research and development expenses, net   Our research and development expenses, net, increased by $2.0 million, or 11.9%, in the year ended December 31, 2012 to $18.5 million, from $16.5 million in the year ended December 31, 2011. As a percentage of revenues, our research and development expenses increased to 7.4% in the year ended December 31, 2012 from 6.7% in the year ended December 31, 2011. The increase in these expenses (both in absolute amount and as a percentage of revenues) from 2011 to 2012, which was primarily attributable to an increase in the costs of materials in an amount of $0.8 million and an increase in headcount and related compensation costs in an amount of $0.7 million, evidences our commitment to increased investments in research and development in order to design and develop product upgrades and new products, which we consider to be a critical component of our business strategy.

Selling and marketing expenses   Our selling and marketing expenses increased by $2.1 million, or 2.9%, in the year ended December 31, 2012 to $75.0 million from $72.9 million in the year ended December 31, 2011. This increase was primarily attributable to the increase in compensation related expenses in an amount of $1.9 million resulting from an increase in our sales and marketing workforce (which increased by 49 individuals), mainly in the APAC region where we continued to expand.

Legal settlements, net   There were no legal settlements in the year ended December 31, 2012. Legal settlements, net in the year ended December 31, 2011 were $0.8 million, primarily relating to legal fees associated with the disposition of a then-pending customer lawsuit and various employee-related claims. For further details regarding lawsuits, see “Financial Information- Legal Proceedings” in Item 8 , as well as Note 12(e) to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses   Our general and administrative expenses increased by $3.5 million, or 20.9%, in the year ended December 31, 2012 to $20.4 million compared with $16.9 million in the year ended December 31, 2011. This increase was primarily the result of an increase in compensation expenses related to employees’ and directors’ stock options in an amount of $2.4 million, due to an extension of the exercise period of certain stock options granted by us to our directors and senior management. In addition, payroll related expenses increased by $1.1 million due to increased compensation costs during periods of transition in our management team, when we had remaining compensation obligations to departing officers even after new officers had joined us. As a percentage of revenues, our general and administrative expenses in 2012 increased to 8.2% compared to 6.9% in 2011.

Financial expenses, net   Our net financial expenses decreased by 60.7% in the year ended December 31, 2012 to $1.5 million compared with $3.7 million in the year ended December 31, 2011. Our net financial expenses in 2012 were mainly attributable to changes in the value of monetary assets and monetary liabilities that are stated in currencies other than the functional currency of each entity holding such assets and liabilities, due to exchange rate fluctuations, which accounted for $2.8 million of net financial expense, which was partially offset by a $0.6 million increase related to bank charges, interest income and debt related expenses.

Taxes on Income   In the year ended December 31, 2012, we recorded tax expenses of $0.9 million, a 15.3% decrease from $1.0 million in the year ended December 31, 2011. In 2012 we recorded a write-off in an amount of $2.4 million due to a final tax assessment that we reached with the Israeli tax authorities, which was offset in part by higher taxes on the income of our global subsidiaries in an amount of $0.5 million. In 2011 we also recorded income from write-offs of uncertain tax positions pursuant to the guidance set forth in ASC 740, as described in “— Critical Accounting Policies and Estimates — Income tax reserves,” and in connection with settlement and statute of limitations in certain jurisdictions.

Impact of Inflation and Currency Fluctuations

Foreign currency exchange risk

Please see the first paragraph under “— Quantitative and Qualitative Disclosure About Market Risk” below for a discussion concerning the percentages of our revenues and expenses denominated in various foreign currencies and the market risk to which we are consequently exposed as a result of exchange rate movements vis-à-vis the U.S. dollar, our functional and reporting currency.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. Any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. Conversely, a devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. In 2011, the value of the shekel declined in relation to the U.S. dollar by approximately 7.1%, which was partly offset by a 2.2% rate of inflation in Israel. In 2012, the value of the shekel appreciated in relation to the U.S. dollar by approximately 2.4%. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by approximately 7.5%, which was partly offset by a 1.8% rate of inflation in Israel. In Europe and Japan, our revenues are generated primarily in euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies appreciate relative to the U.S. dollar, the U.S. dollar value of our results are positively impacted, as was the case for the euro in 2012 and 2013, which appreciated by 2.0% and 4.5%, respectively, in relation to the U.S. dollar, and the yen in 2011, which appreciated by 5.0%, in relation to the U.S. dollar. However, if the value of these currencies declines relative to the U.S. dollar, the U.S. dollar value of our results are adversely impacted, as was the case for the euro in 2010 and 2011, which declined in value by 3.2%, and the Japanese yen in 2012 and 2013 which declined in value by 10.0% and 17.9% respectively, in relation to the U.S. dollar.

Since exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and the euro and the Japanese yen) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. Since 2008, we have engaged in currency hedging activities in order to reduce some of this currency exposure. For a discussion of our hedging transactions, see “— Quantitative and Qualitative Disclosures about Market Risk” below.

The following bullet points present the impact of a 10% fluctuation in currency exchange rates on our results of operations:

•
An increase of 10% in the value of the shekel relative to the U.S. dollar in the year ended December 31, 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $2.6 million, due to the adverse impact on our operating margins that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the U.S. dollar in the year ended December 31, 2013 would have caused a net increase in the U.S. dollar reporting value of our operating income of $2.6 million for 2013, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

•
An increase of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.6 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.6 million for 2013, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

•
An increase of 10% in the value of the Japanese yen relative to the U.S. dollar in 2013 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.1 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.1 million for 2013, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

Inflation Related Risk

We believe that the rate of inflation in Israel has not had a material impact on our business to date. However, the U.S. dollar value of our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

The U.S. dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the shekel in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the U.S. dollar, companies experience increases in the U.S. dollar cost of their operations in Israel. Unless offset by a devaluation of the shekel, inflation in Israel will have a negative effect on our results.

The following table presents information about the rate of inflation in Israel and the rate of appreciation/depreciation of the shekel relative to the U.S. dollar and the compounding of them, representing Israel’s effective inflation rate:

Year ended December 31,	Shekel Appreciation (Devaluation) Relative to Dollar	Israeli Inflation Rate	Effective Inflation (Devaluation) Rate
2008	3.8%	1.2%	5.0%
2009	3.9%	0.7%	4.6%
2010	2.7%	6.4%	9.1%
2011	2.2%	(7.1)%	(4.9)%
2012	1.6%	2.4%	4.0%
2013	1.8%	7.5%	9.3%

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, tangible and intangible assets, income taxes, financing, warranty obligations, long-term service contracts, contingencies and litigation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies are critical to our financial results and to the understanding of our past and future performance as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Inventory valuation and provisions;

•	Valuation of goodwill;

•	Provision for warranty obligations;

•	Restructured Bank debt;

•	Legal contingencies; and

•	Income tax reserves.

Revenue recognition.   We recognize revenues in accordance with Accounting Standards Codification (to which we refer as ASC) Topic 605-10-S99 (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”), issued by the Financial Accounting Standards Board (to which we refer as FASB), which requires that the following four criteria to be met in order to recognize revenue:

1)	Persuasive evidence that an agreement exists;

2)	Delivery has occurred or services have been rendered;

3)	The selling price is fixed or determinable; and

4)	Collectability is reasonably assured.

The timing of revenue recognition among our various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the term of the related service contracts.

Our products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we generally consider distributors as end-customers.

Although, in general, we do not grant rights of return, there are certain instances where such rights are granted. We maintain a provision for returns in accordance with ASC Topic 605, “Revenue Recognition” (to which we refer as ASC 605), which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts.

Part of our revenue transactions with end-users includes multiple elements within a single contract, assuming that it is determined that multiple units of accounting exist.

Commencing January 1, 2011, we adopted the FASB’s Accounting Standards Update (to which we refer as ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)” (to which we refer as ASU 2009-13). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

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

In respect of sale of products, installation of systems and training, we consider the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, we have concluded that our arrangements are generally consistent with indicators suggesting that installation and training are not essential to the functionality of our systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system, and, therefore, we recognize revenue for the system, installation and training upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and we provide for installation and training costs as appropriate.

Under historical accounting principles, we were required to account for sales of our products in accordance with ASC 605-25. ASC 605-25 generally required revenue earned on arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under “the residual method” when vendor-specific objective evidence (to which we refer as VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, we deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement. Consequently any discount in the arrangement was allocated to the delivered element.

For 2011 and subsequent periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third-party evidence (to which we refer as TPE) if VSOE is not available, or estimated selling price (to which we refer as ESP), if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what competitors products’ selling prices are on a stand-alone basis, we are not typically able to determine TPE. The best estimate of selling price is established considering multiple factors including, but not limited to, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies and industry technology lifecycles.

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

Allowance for doubtful accounts   Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees or third-party insurance. An allowance for doubtful accounts is provided with respect to specific debts that we have determined to be doubtful of collection. For those debts not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates. At December 31, 2011, 2012 and 2013, the allowance for doubtful accounts amounted to $2.8 million, $2.4 million and $2.7 million, respectively.

Inventory valuation and provisions   Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors as detailed below. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value, and such reserves are charged to cost of goods sold. Factors influencing these reserves include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. During the years ended December 31, 2011, 2012 and 2013, we recorded write-offs for inventory no longer required in amounts of approximately $5.8 million, $4.0 million and $1.7 million, respectively.

Valuation of goodwill   Goodwill has been recorded in our financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350, “Intangible — Goodwill and Others”, to which we refer as ASC 350. Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units (including its related goodwill) to the respective carrying values. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment.

The basis for our reporting units determination for goodwill impairment testing for 2011 and 2012 and in preceding periods was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

For purposes of performing the first step of the ASC 350 impairment test, we estimated the Business Enterprise Value of each of our reporting units by using the Income Approach in the form of a discounted cash flow, to which we refer as DCF analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable and/or model publicly traded companies and/or based on comparable transactions in its industry, was utilized to corroborate the overall value for the reporting unit.

In all periods presented, no impairment losses were recorded as the fair value of all reporting units exceeded their carrying value.

Provision for warranty obligations   We generally provide a standard twelve-month warranty on a majority of our products. However, in some instances we provide a standard warranty for longer period of up to three years for systems sold to end-users. The warranty period begins upon shipment, installation or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time the revenue was recognized from the sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience, increases in warranty expense could be necessary. At December 31, 2011, 2012 and 2013, warranty reserves were $6.5 million, $5.4 million and $5.0 million, respectively.

Restructured Bank debt   We have considered the restructured bank debt owed to the Bank, described in “— Bank debt restructuring agreement” above, under the criteria of, and have accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC Subtopic 470-60, “Debt — Troubled Debt Restructurings by Debtors”, to which we refer to ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

During the years ended December 31, 2011, 2012 and 2013, we repaid the Bank principal payments of $10.0 million, $15.1 million and $10.3 million, respectively, and incurred interest in amounts of $3.4 million, $4.1 million and $3.6 million, respectively, of which the amounts of $1.1 million, $1.2 million and $0.9 million, respectively, were recorded as interest expenses based on the new effective interest rate, as described below, while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 amendment to the Restructuring Agreement governing our Bank debt, we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and which compared to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At December 31, 2011, 2012 and 2013, the new effective interest rate was an annual rate of 0.92%, 1.17% and 1.05%, respectively. The changes in the effective interest rates in respect of the aforesaid dates resulted from changes in the LIBOR rate and changes in the weighted average interest on our loan.

Legal contingencies   As of the end of each period, we review outstanding legal matters including obtaining input from outside counsel where deemed appropriate. For those matters in respect of which management, after consideration of all relevant and available information, believes that it is probable that a loss will be incurred, if the loss can be reasonably quantified, we record a reserve for such estimated losses. As new information becomes available regarding each legal matter, reserves are adjusted accordingly if appropriate. However, upon ultimate resolution of each legal matter, it is possible that actual outcomes can vary from the estimated and reserved amount, and such variances could impact our financial results.

Income tax reserves   We account for income taxes in accordance with ASC Topic 740, “Income Taxes”, to which we refer as ASC 740. ASC 740 prescribes the use of an asset and liability method whereby deferred tax asset, or DTA, and liability account balances are determined based on differences between book value and tax bases of assets and liabilities and carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We exercise judgment and provide a valuation allowance, if necessary, to reduce DTAs to their estimated realizable value if it is more likely than not that some portion or all of the DTA will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

We account for uncertain tax positions in accordance with ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities,based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for UTBs resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to UTBs in tax expense.

Impact of recently issued accounting standards

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” We believe that the adoption of both the standard and the update will not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued authoritative guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This authoritative guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

On July 17, 2013, the FASB issued ASU 2013-10 in response to a consensus reached at the EITF’s June 11, 2013, meeting. The ASU amends ASC 815 to allow entities to use the Fed Funds Effective Swap Rate in addition to U.S. Treasury rates and LIBOR, as a benchmark interest rate in accounting for fair value and cash flow hedges in the United States. The ASU also eliminates the provision from ASC 815-20-25-6 that prohibits the use of different benchmark rates for similar hedges except in rare and justifiable circumstances. The amendments are effective prospectively for qualifying new or redesigned hedging relationships entered into on or after July 17, 2013. We believe that the adoption of the standard will not have a material impact on our consolidated financial statements.

On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. The ASU provides guidance on financial statement presentation of a UTB when an NOL carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a DTA for an NOL carry forward, a similar tax loss, or a tax credit carry forward except when:

•
An NOL carry forward, a similar tax loss, or a tax credit carry forward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because the ASU does not affect the recognition or measurement of uncertain tax positions under ASC 740. This amendment does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs.

ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. We believe that the adoption of the standard will not have a material impact on our consolidated financial statements.

B.     Liquidity and Capital Resources.

We fund our operations primarily with cash generated from operating activities and from our cash balances. In the past, we have also funded our operations by the sale of equity securities to investors (who currently constitute our significant shareholders) in private placements. Our primary current uses of our cash are our ongoing operating expenses, repayment of our debt to the Bank and capital expenditures (primarily for the purchase of equipment).

We believe that, based on our current business plan, our cash balances, our existing and unutilized revolving credit line, cash generated from operations and the net proceeds from the offering of our ordinary B shares on NASDAQ which closed (in primary part) on March 4, 2014, will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash balances and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may use the net proceeds from the offering and seek to sell additional equity or debt securities, or renew our existing credit facility, subject to our compliance with the covenants contained in the Restructuring Agreement governing our Bank debt. No assurance can be made that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described in “Risk Factors” above.

As of December 31, 2013, we were indebted to the Bank in an aggregate principal amount of approximately $63.6 million of interest-bearing debt. Based on relevant accounting requirements, we treat this debt as a restructured troubled debt and accordingly present its amount as $69.5 million on our audited consolidated balance sheet as of December 31, 2013. We intend to service our Bank debt, which is repayable through 2017, from cash generated from operations. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $3.0 million at December 31, 2013, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by the Restructuring Agreement, which requires our compliance with certain financial and other covenants. For a description of this agreement and the various covenants, see “— Bank debt restructuring agreement” below.

At December 31, 2011, 2012 and 2013, we had $38.5 million, $27.1 million and $42.8 million of cash and cash equivalents and short term bank deposits, respectively. The increase in our cash, cash equivalents and short term bank deposits over the course of 2013 was primarily the result of cash flow provided from our operating activities in the amount of $29.4 million, partially offset by the repayment of principal that we made to the Bank in the amount of $10.3 million. The following table presents the major components of net cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	($ in thousands)
Net cash provided by operating activities	$4,238	$6,989	$29,387
Net cash provided by (used in) investing activities	11,150	4,251	(3,596)
Net cash used in financing activities	(9,986)	(15,131)	(10,254)

Net cash provided by operating activities

Cash flows from operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, stock-based compensation and adjustments related to restructured debt. In addition, operating cash flows are impacted by changes in operating assets and liabilities, which include inventories, trade payables, trade receivables and other long-term liabilities.

Net cash flows from operating activities in the year ended December 31, 2013 were $29.4 million and were generated primarily from net income of $17.4 million, which included non-cash expenses amounting to $8.4 million, which were mainly related to depreciation and amortization and stock based compensation. We experienced an increase of $9.3 million in trade receivables, inventory and other accounts receivable during this period as a result of the increase in revenues while trade and other accounts payable increased by an aggregate of $12.9 million.

Net cash flows from operating activities in the year ended December 31, 2012 amounted to $7.0 million and were generated primarily from net income of $7.0 million, which included non-cash expenses amounting to $5.5 million, mainly related to depreciation and amortization, stock based compensation and restructured debt adjustments. In addition, we experienced a decrease of $9.6 million in trade receivables, inventory and other accounts receivable during 2012, while trade and other accounts payable decreased by $15.1 million.

Net cash flows from operating activities in the year ended December 31, 2011 amounted to $4.2 million and were generated partly from net income of $0.7 million, which included non-cash expenses amounting to $4.2 million, which mainly related to depreciation and amortization, stock based compensation and restructured debt adjustments. In addition, we experienced an increase of $1.4 million in trade receivables, inventory and other accounts receivable during 2011, while trade and other accounts payable slightly increased by $0.7 million.

Net cash provided by (used in) investing activities

Our net cash used in investing activities in the year ended December 31, 2013 was $3.6 million. Investing activities during the period consisted of the purchase of equipment, which amounted to $3.6 million.

Our net cash provided by investing activities in 2012 was $4.2 million, consisting primarily of net proceeds from bank deposits, which amounted to $8.1 million, partially offset by cash used for purchase of equipment, which amounted to $3.9 million.

Our net cash provided by investing activities in 2011 was $11.1 million, consisting primarily of net proceeds from bank deposits, which amounted to $13.9 million, offset by cash used for purchase of equipment, which amounted to $2.8 million.

Net cash used in financing activities

Our net cash used in financing activities for the years ended December 31, 2011, 2012 and 2013 was $10.0 million, $15.1 million and $10.3 million, respectively, and consisted of our restructured debt principal repayments.

Pursuant to factoring arrangements with financial institutions in Israel, at December 31, 2013 and December 31, 2012, we had balances of approximately $1.6 million and $4.7 million, respectively, of trade receivables that had been sold to such institutions.

In the year ended December 31, 2013, we continued to engage in currency hedging activities, which first commenced in 2008, in connection with our exposure to changes in the U.S. dollar/shekel, dollar/yen and dollar/euro exchange rates. In 2008, we entered into an interest rate swap transaction to hedge part ($40.0 million) of our then outstanding debt to the Bank; such transaction was fully settled in July 2013. In May 2013, we entered into a new interest rate swap transaction with respect to our outstanding restructured debt (amounting to $63.6 million following the July 2013 debt repayment).

Bank debt restructuring agreement

We entered into a debt restructuring agreement with the Bank, dated September 29, 2006, which agreement has been amended from time to time through December 24, 2012, and to which, together with such amendments, we refer to as the Restructuring Agreement. The main provisions of the Restructuring Agreement are as follows:

Repayment schedule and debt forgiveness

The outstanding principal amount of the Bank debt immediately after the closing of the original Restructuring Agreement dated September 29, 2006 was approximately $122.1 million (excluding our obligations relating to certain commercial guarantees and letters of credit), excluding $25.0 million that the Bank had agreed to forgive (to which we refer as Debt Forgiveness) subject to our making certain specified repayments.

Pursuant to the two most recent amendments to the Restructuring Agreement, dated June 28, 2012 and December 24, 2012, respectively, in December 2012 we repaid $15.1 million principal amount of Bank debt, and the Bank forgave approximately $4.3 million additional amount of principal debt, which was the final tranche of the debt forgiveness.

Pursuant to the amendment to the Restructuring Agreement dated December 24, 2012, the Bank has also made available to us a revolving credit line of up to $5.0 million which we could draw from time to time until December 31, 2013. In December 2013, the Bank approved the extension of the credit line and made available an additional revolving credit line in the amount of NIS 5.2 million (approximately $1.5 million) until December 31, 2014. The annual renewal of such revolving credit lines is subject to the Bank’s approval.

In July 2013, we further repaid the Bank approximately $10.3 million of principal amount.

As of December 31, 2013, the principal amount of Bank debt was $63.6 million, to be repaid to the Bank in accordance with the schedule set forth in the table below.

Date	Repayment of Principal
(in dollars)
July 3, 2014	$15,000,000
July 3, 2015	15,000,000
July 3, 2016	15,000,000
July 3, 2017	18,596,517
Totals	$63,596,517

All remaining outstanding principal amounts under the Bank debt bear interest at the three month LIBOR plus 5.25%. All interest payments are due quarterly.

Warrants Held by the Bank

The Bank holds two warrants for the purchase of an aggregate of 1,576,496 of our shares (which following the effectiveness of the ordinary B share dividend prior to the pricing of the offering, is a combination of ordinary shares and ordinary B share at a ratio of 88.9% to 11.1%), one of which is for 1,245,614 shares at an exercise price of $8.50 per share and the other for 330,882 shares at an exercise price of $11.90 per share. Both warrants are exercisable until June 30, 2014. On March 2, 2014, the Bank provided us with a notice of exercise (by way of cashless exercise) of the former warrant mentioned above.

The Bank may pay the exercise price for the warrants in cash, check, wire transfer or by the cancellation of debt owed by us to the Bank, and also has the right to exercise the warrants on a cashless basis (based upon a formula that reflects the amount (if any) by which the fair market value of our ordinary B shares exceeds the applicable exercise price).

The shares issuable to the Bank upon the exercise of the warrants are included in the Registration Rights Agreement dated as of December 5, 2006 by and among us, Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and Bank Hapoalim B.M.

Cash Fee Payable to the Bank

    We are to pay to the Bank a cash fee of $6.0 million, to which we refer as the Cash Fee, upon the earliest to occur of any of the following events while the debt to the Bank is outstanding:

•
we make a public offering for the sale of our equity or convertible securities for our own account (excluding a public offering initiated by the Bank, if the shares offered in such offering are those held by the Bank);

•	we sell all or substantially all of our assets;
•
one or more of Viola-LM, XT Hi-Tech and certain related parties, together referred to as the Relevant Shareholders, transfers their shares in Lumenis resulting in their aggregate shareholdings being reduced by at least 40% from their aggregate holdings in our shares on June 25, 2008;

•
the aggregate holdings of the Relevant Shareholders of our outstanding share capital are reduced by at least 40% from their level as at June 2008 as a result of the issuance by us of shares at a price above $11.71 per share;

•	a spin-off of our assets representing at least 30% of our total assets; or
•	a voluntary prepayment of at least 75% of the outstanding loan to the Bank.

    Furthermore, the Cash Fee of $6.0 million is also payable if we attain adjusted EBITDA (as described above under “Selected Consolidated Financial Data,” and as the June 2008 amendment to the Restructuring Agreement defines as “EBITDA”) for any year in excess of $45.0 million; provided that:

(i)	if the adjusted EBITDA for any year exceeds $25.0 million but does not exceed $35.0 million, then we shall only be obligated to pay to the Bank a Cash Fee of $2.0 million;
(ii)
if the adjusted EBITDA for any year exceeds $35.0 million but does not exceed $45.0 million, then we shall only be obligated to pay to the Bank a Cash Fee of $4.0 million, or a further $2.0 million, if we have already paid to the Bank a Cash Fee of $2.0 million on the occurrence of the event described in (i) above; and

(iii)
if the adjusted EBITDA for any year exceeds $45.0 million then the Company shall be obligated to pay to the Bank a Cash Fee of $6.0 million, or the balance of the amount up $6.0 million, if the Company has already paid $2.0 million or $4.0 million under (i) and/or (ii) above.

However, if the earliest event or events to occur is either or both of the events set forth in (i) and/or (ii) above, and a later event of the above-listed events occurs while the Bank debt is outstanding, we are required to pay to the Bank only the remainder of the $6.0 million Cash Fee not yet paid.

Cash Fee based on our Share Price Payable to the Bank

We are obligated to pay $7.5 million (in addition to the initial $6.0 million Cash Fee described above) to the Bank if the average closing price of our ordinary B shares on NASDAQ for 15 consecutive trading days equals or exceeds $52.90 per share by the earlier of March 31, 2017 or the repayment of the loan.

Effective from the third quarter of 2011 (the quarter ended September 30, 2011) until repayment of the Bank debt, we have been and will continue to be required to comply with the following financial covenants:

•
The ratio of Net Total Debt to EBITDA (as such terms are defined in the 2012 Financial Covenants Letter and the latter of which we refer to as adjusted EBITDA throughout this annual report), as of the end of the quarters set forth below, shall not exceed the following:

•	4:1 for the second, third and fourth quarters of 2013 and the first quarter of 2014; and
•	3.5:1 for the second quarter of 2014 and each quarter thereafter until full repayment.
•	The Interest Coverage Ratio (as defined in the 2012 Financial Covenants Letter) shall be at least 2:1 at the end of each quarter from the second quarter of 2013 until full repayment.

In addition to the covenants described above, effective from the fourth quarter of 2012 (the quarter ended December 31, 2012) and until repayment of the Bank debt, we have been and will continue to be required to comply with the following financial covenants:

•	available and accessible cash and cash equivalents (referred to as in the 2012 Financial Covenants Letter as cash) at an aggregate amount of at least $15.0 million, on a consolidated basis; and
•	accounts receivables as of the end of each quarter shall be, in the aggregate, at least $20.0 million.

As of December 31, 2013 we were in compliance with all covenants under the Restructuring Agreement.

Negative Covenants

The Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require us to refrain from the following (unless we obtain the Bank’s consent):

•	encumbering any of our assets (other than those specifically permitted by the Restructuring Agreement);
•	incurring additional debt in excess of $30.0 million;
•	entering into or approving any merger, consolidation, or scheme of restructuring, or making certain acquisitions or investments;
•	entering into certain transactions with related parties;
•	disposing of assets, except as permitted under the Restructuring Agreement;
•	making any dividend distribution unless the Bank debt is equal to or less than $40.0 million; or
•	entering into certain hedging transactions.

Security

All of our security agreements in favor of the Bank existing immediately prior to the Restructuring Agreement remain effective and serve as security for the amounts due under the Restructuring Agreement. In addition, we granted the Bank security interests in additional collateral as part of the Restructuring Agreement. These securities include a floating charge on all of our assets, certain fixed charges over our assets and those of our subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

Events of Default

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

E.        Off-Balance Sheet Arrangements.

   We have various off-balance sheet arrangements entered into in the ordinary course of business, consisting primarily of guarantees and letters of credit, lease obligations and other long-term obligations.

   We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.        Tabular Disclosure of Contractual Obligations.

   The following table summarizes our known contractual obligations and commitments, as of December 31, 2013, that we expect to require significant cash outlays in the future.

	Payments Due by Period ($ in thousands)
		Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Contractual Obligations	Total	2014	2015 – 2016	2017 – 2018	2019 and Thereafter
Restructured Debt Obligations (1)	$69,517	$17,493	$33,008	$19,016	$—
Operating Lease Obligations (2)	21,033	5,958	8,304	4,659	2,112
Uncertain Tax Positions (3)	5,069	—	—	—	—
Accrued Post-Employment Benefits (4)	8,906	416	—	—	—
Total	$104,525	$23,867	$41,312	$23,675	$2,112

(1)
Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, based upon the terms of such agreement, as amended, in effect on December 31, 2013. See “— Bank debt restructuring agreement” above.

(2)	Includes lease obligations for facilities, vehicles and certain equipment.
(3)
Comprises accruals for certain income tax positions under ASC 740, which are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 15(k) to our consolidated financial statements included in this annual report for further information regarding our liability under ASC 740. The total amount of unrecognized tax benefits, or UTB, for uncertain tax positions was $5.1 million as of December 31, 2013. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(4)
Comprises severance pay obligations to our employees in Israel and Japan, as required under Israeli and Japanese labor laws, which are payable only upon termination of employment or retirement of the respective employees. Of this amount, $5.4 million is unfunded. See Note 2(o) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability for post-employment benefits. For 2014 and thereafter, these obligations are presented only in their total amount, due to the difficulty in determining the timing of the settlements.

The obligation amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2013, the maximum royalties payable to the OCS were $4.9 million, contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 2.0% to 7.5% of the net selling price.

In addition, as of December 31, 2013, we had outstanding guarantees and letters of credit with various expiration dates of approximately $3.0 million principal amount, of which approximately $2.4 million related to facilities, and the remaining amount related to car leases and other miscellaneous guarantees.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.        Directors and Senior Management.

    The following table sets forth information relating to our executive officers and directors as of the date of this annual report. Unless otherwise stated, the address for our directors and executive officers is c/o Lumenis Ltd., Yokneam Industrial Park, PO Box 240, Yokneam, 2069204, Israel.

Name	Age	Position
Executive Officers
Zipora (Tzipi) Ozer-Armon	48	Chief Executive Officer
Ophir Yakovian	40	Chief Financial Officer
Kevin McGann	51	Vice President, President of Lumenis North America Region
Zhai Qiying	48	Senior Vice President, President of Lumenis China and APAC
Dr. Kordt Griepenkerl	48	Vice President, General Manager of Lumenis Europe, Middle East and Africa (EMEA)
Toshio Fukuda	49	Vice President, President of Lumenis Japan
Elad Benjamin	39	Vice President, General Manager – Surgical Segment
Roy Ramati	50	Vice President, General Manager – Aesthetic Segment
Hadas Padan	39	Vice President, General Manager – Ophthalmic Segment
Amir Lichter	46	Vice President, Research & Development
Eran Cohen	55	Vice President, Global Operations
Rick Gaykowski	56	Vice President, Regulatory Affairs and Quality Systems
Ido Ben-Tov	51	Vice President, Global Customer Service
Directors
Harel Beit-On (1)	54	Chairman of the Board of Directors
Yoav Doppelt (1)	45	Director
Naftali (Tali) Idan (1) (2) (3) (4)	61	Director
Talia Livni (2) (3) (4)	70	Director
Arie Weisberg	63	Director
Shlomo Yanai (2) (3)	60	Director

(1)	Member of the finance committee of the board of directors.
(2)	Member of the compensation committee of the board of directors.
(3)	Member of the audit committee of the board of directors.
(4)	Serves as an external director under the Companies Law.

Members of Our Senior Management

   Zipora (Tzipi) Ozer-Armon has served as our Chief Executive Officer since joining Lumenis in May 2012. Prior to joining Lumenis, Ms. Ozer-Armon held various management positions at Teva Pharmaceutical Industries Ltd., or Teva, since October 2009, most recently serving as head of Teva’s Japanese market activities. Previously, Ms. Ozer-Armon held various management positions at SanDisk Corporation, following its acquisition of M-Systems Ltd., from 2006 to 2008, including Senior Vice President, Retail Sales and Marketing. Prior thereto, Ms. Ozer-Armon served as Corporate Vice President, General Manager of the DiskOnKey division at M-Systems Ltd., from 2004 to 2006, and as Vice President of Corporate Development at Comverse Inc., from 1999 to 2004. Ms. Ozer-Armon served as Vice President at Shaldor Ltd., a management consulting firm based in Israel, from 1995 to 1999. Ms. Ozer-Armon holds a bachelor’s degree magna cum laude in economics and an MBA degree majoring in finance and marketing from Tel Aviv University, Israel.

   Ophir Yakovian has served as our Chief Financial Officer since joining Lumenis in February 2012. Immediately prior to joining Lumenis, Mr. Yakovian served as Vice President — Finance, for Verint Systems Inc., a global leader in Actionable Intelligence solutions and value-added services, from 2006. Prior thereto, he served as Corporate Controller at Metalink Ltd. from 2001 to 2006 and as a Senior Auditor at Deloitte Touche Tohmatsu from 1998 to 2001. Mr. Yakovian holds a bachelor’s degree in economics and accounting and a master’s degree in business economics from Bar-Ilan University, Israel, and is a certified public accountant in Israel.

   Kevin McGann has served as Vice President and General Manager of our Americas region since joining Lumenis in November 2013. Prior to joining Lumenis, Mr. McGann served as Vice President of Sales from 2010 to 2013 and Eastern Area Vice President of Sales from 2008 to 2010 of Medtronic Inc. Previously, from 2003 to 2008, Mr. McGann served as Director of Sales of Kyphon Inc. Mr. McGann holds a bachelor’s of science degree in business administration from Villanova University, Pennsylvania.

   Zhai Qiying , who was appointed a Senior Vice President in November 2011, has served as President of Lumenis China and APAC since joining Lumenis in April 2001 as part of our acquisition of CMG. In 1992, Mr. Zhai spearheaded the CMG operations in China and managed them until our acquisition of CMG in 2001. He holds a bachelor’s degree in physics from the University of Tianjin, China.

   Dr. Kordt Griepenkerl has served as Senior Vice President, General Manager of Lumenis Europe, Middle East and Africa (EMEA) since joining Lumenis in February 2013. Since December 2011, Dr. Griepenkerl has been the Managing Director of Med-Beratung UG, a privately held company providing consulting and advisory board services for medical technology and private equity companies. Prior to joining Lumenis, Dr. Griepenkerl served as Chief Marketing and Sales Officer at Vanguard AG, from July 2011 to February 2012. Prior thereto, Dr. Griepenkerl served as the Managing Director at TRUMPF Medical Systems, from January 2006 to March 2011, and as Vice President Sales at Biotronik SE & Co.KG from October 2001 to December 2005. Dr. Griepenkerl provided start-up and freelance consulting services from January 2000 to September 2001, and served as Project Manager at McKinsey & Company, Inc. from October 1994 to December 1999. Dr. Griepenkerl holds a M.Sc. and PhD in theoretical physics from Frankfurt/Main University, Germany.

   Toshio Fukuda has served as President of Lumenis Japan since joining Lumenis in May 2013. Prior to joining Lumenis, Mr. Fukuda served as General Manager of Covidien Japan from 1993 to 2013, and as its Operating Officer from 2011 to 2013. Mr. Fukuda holds a bachelor’s degree in social science from Ritsumeikan University in Kyoto, Japan.

   Elad Benjamin has served as Vice President and General Manager of our Surgical Segment since joining Lumenis in September 2012. Prior to joining Lumenis, Mr. Benjamin served as General Manager of Healthcare Information Solutions at Carestream Health, Inc. from 2008 to 2012, and Group Product Manager for Omnicell Inc. from 2007 to 2008. Mr. Benjamin was the co-founder and served as the Chief Executive Officer of Vascular Precision, a cardiovascular medical device company, from 2005 to 2007. Prior thereto, Mr. Benjamin held several positions at Algotec Systems Ltd. from 1997 to 2004, including Vice President of Marketing and Product Management from 2002 to 2004. Mr. Benjamin holds a bachelor’s degree in general science from Tel Aviv University, Israel and an MBA degree from Stanford University Graduate School of Business.

   Roy Ramati has served as Vice President and General Manager of our Aesthetic Segment since joining Lumenis in June 2012. Prior to joining Lumenis, Mr. Ramati served as Vice President and General Manager of the Enterprise Division at SanDisk Corporation from 2008 to 2011 . Prior thereto, Mr. Ramati served as Vice President of Operations and Manager of the Memory Cards Business at M-Systems Ltd. from 2005 to 2006. Previously, he was the founder and co-Chief Executive Officer of the Fantine Group, a provider of business development services in Europe and a venture capital fund, from 1997 to 2005. Mr. Ramati holds a bachelor’s degree in economics from Tel Aviv University and an MBA degree from the London Business School, United Kingdom.

   Hadas Padan has served as Vice President and General Manager of Lumenis Ophthalmology Segment since November 2013. Prior to joining Lumenis, from 2009 to 2013, Ms. Padan served as Director of Product Management and Strategic Development in the Healthcare IT Division of Carestream Health Inc. From 2004 to 2008, Ms. Padan served as Director of Product Management at Algotec Systems Ltd. Ms. Padan holds a B.Sc. degree, and a M.Sc. degree in industrial engineering, from Tel Aviv University, Israel.

   Amir Lichter has served as our Vice President, Research and Development since joining Lumenis in November 2012. Prior to joining Lumenis, Mr. Lichter served as Engineering Manager, Assistant Director General at GE Healthcare, managing the research and development activities of the ultrasound products, from November 2009 to November 2012. Mr. Lichter held various positions at GE Healthcare from November 2003 to November 2009, including System & Clinical Group Manager. Prior thereto, Mr. Lichter served as SW Department Manager at Charlotte’s Web Networks, from December 1999 to November 2003. Mr. Lichter holds a bachelor’s degree in computer science and in mechanical engineering from the Technion — Israel Institute of Technology, Haifa, Israel, as well as an MBA degree from Haifa University, Israel.

   Eran Cohen has served as our Vice President, Global Operations since joining Lumenis in December 2012. Prior to joining Lumenis, Mr. Cohen served as Vice President, Operations at Cadent Technologies Corp., from March 2008 to November 2012. Prior thereto, Mr. Cohen served as Vice President, Operations at Nur Macroprinters Ltd., from 2006 to 2008, and as the Chief Financial Officer at Orbotech Japan Co., Ltd. from 2002 to 2005. Mr. Cohen holds a bachelor’s degree in management and economics from the Technion — Israel Institute of Technology, Haifa, Israel, and an Executive MBA from Tel Aviv University.

   Rick Gaykowski has served as our Global Vice President, Regulatory Affairs and Quality Systems since joining Lumenis in April 2010. Prior thereto, Mr. Gaykowski served from 2007 to 2009 as Vice President, Regulatory Affairs for Bard Access Systems, Inc., a division of C.R. Bard. Previously, he held the positions of Vice President, Regulatory Affairs/Quality Assurance with the Precision Vascular Systems segment of Boston Scientific from 2004 to 2007, Vice President, Regulatory Affairs/Quality Assurance with Precision Vascular Systems, Inc. from 2001 to 2004, and Vice President, Regulatory Affairs/Quality Systems of InnerDyne, Inc. (acquired by Tyco International, Inc., now Covidien) from 1994 to 2001. Mr. Gaykowski holds a bachelor’s degree in behavioral sciences and health from the University of Utah.

   Ido Ben-Tov , our Vice President of Global Service, joined Lumenis in April 2013. Prior to joining Lumenis, Mr. Ben-Tov served as Vice President of Customer Support at Orbotech Ltd. from 2007 to 2013, where he led the worldwide customer support organization. Prior thereto, Mr. Ben-Tov served in a number of positions in Orbotech, Ltd. including Marketing Manager of Image products, from 2000 to 2007, and Marketing Manager of CAM and Plotter products, from 1997 to 2000. Mr. Ben-Tov holds an MBA degree from the Edinburgh Business School at the Heriot-Watt University, United Kingdom, and a B.Sc. in Economics and Computer Science from Bar-llan University, Israel.

Members of our Board of Directors

   Harel Beit-On has served as Chairman of our board of directors since December 2006, and is a general partner of Viola Private Equity, an Israeli private equity fund, since 2008. Since November 2006, Mr. Beit-On has been a member of the board of directors of LM (GP) Company Ltd., an Israeli company, the general partner of LM (GP) L.P., an Israeli partnership and the managing general partner of Viola-LM Partners L.P., an Israel partnership. Mr. Beit-On served as a director (1999-2005) and the chairman of the board of directors (2001-2005) of Tecnomatix Technologies Ltd. and as Chairman of ECtel Ltd. (2004 - 2006). Mr. Beit-On serves as a member of the boards of directors of a number of companies, including Amiad Water Systems Ltd., Orad Hi-Tec Systems Ltd., Matomy Media Group Ltd., Zend Technologies Ltd., RRsat Global Communications Ltd. and Aeronautics Ltd. He is the chairman of the board of directors of B. Gaon Holdings Ltd. Mr. Beit-On holds a B.A. degree in economics from the Hebrew University in Jerusalem and an MBA degree from Massachusetts Institute of Technology.

   Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Ltd. since its inception in 2007, and as the Chief Executive Officer of XT Hi-Tech Investments (1992) Ltd., which is an indirect wholly-owned subsidiary of XT Investments Ltd. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including chairman of the board of directors of Enzymotec Ltd., Israel Corporation Ltd., TowerJazz Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. He holds a bachelor’s degree in economics and management from the Technion — Israel Institute of Technology, Haifa, Israel and an MBA degree from Haifa University, Israel.

   Naftali (Tali) Idan has served as an external director of Lumenis since September 2007. He served as Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. from August 2004 until October 2010. From 2000 to 2001, Mr. Idan was Senior Vice President, Chief Financial O   fficer of Floware Wireless Systems Ltd. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel, and an MBA degree from De Paul University, Chicago, and is a certified public accountant in Israel.

   Talia Livni has served as an external director of Lumenis since December 2006. Ms. Livni served as President of Naamat — The Movement for the Advancement of Status of Women, from 2002 to July 2012. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LL.B. degree from the Hebrew University of Jerusalem, Israel, and a master’s degree in social sciences from Haifa University, Israel. She is also a graduate of the Israeli National Security Academy.

   Arie Weisberg has served as a director of Lumenis since December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd., including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd., Advanced Vision Technology Ltd., Plastopil Ltd. and Metzerplas Cooperative Agricultural Organization Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel.

   Shlomo Yanai has served as a director of Lumenis since December 2012. Mr. Yanai is currently the Vice Chairman of the Board of Cambrex Corporation. Mr. Yanai served as President and Chief Executive Officer of Teva from March 2007 until May 2012 and, prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Before that, he was a Major General in the Israel Defense Forces, where he served for 32 years, in various positions, the last two positions being Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. He currently serves as a member of the Board of Governors of the Technion — Israel Institute of Technology of Haifa, Israel, and of the International Advisory Board, MBA Program of Ben-Gurion University of the Negev, Israel, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC), Herzliya, Israel. Mr. Yanai holds a bachelor’s degree in political science and economics from Tel Aviv University, a master’s degree in national resources management from George Washington University, and is a graduate of the Advanced Management Program of Harvard Business School and U.S. National War College (NDU). Mr. Yanai was the recipient of the Max Perlman Award for Excellence in Global Business Management from Tel Aviv University, Israel in 2005 and was awarded an honorary doctorate by Bar-Ilan University, Israel in 2012.

Arrangements for Election of Directors and Members of Management: Family Relationships.

   Under our amended and restated articles of association, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

B.       Compensation.

   The following table presents all compensation we paid, or accrued, during the year ended December 31, 2013 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for expenses incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued(1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group, consisting of 27 persons(2)	$7,507,743	$243,109

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Includes compensation paid to certain officers who no longer serve as officers of the Company.

Compensation of Executive Officers and Directors

    The aggregate amounts of salaries, benefits and bonuses, and consulting and director fees, but excluding any option grants, that were payable to our executive officers and directors and to their respective affiliates in respect of employment, consulting and directorship agreements and arrangements (which includes other amounts described in “Major Shareholders and Related Party Transactions- Related Party Transactions” in Item 7.B of this annual report) were $4.8 million, $5.3 million and $7.8 million for the years ended December 31, 2011, 2012 and 2013, respectively. The amount paid for the year ended December 31, 2013 included amounts paid to certain of our former executive officers, who ceased serving as such during 2013 or in 2014 to date. As of December 31, 2013, options to purchase 1,766,912 ordinary and ordinary B shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $9.40 per share, with expirations from March 2014 to December 2019.

Directors’ Service Contracts; Employment Agreements with Executive Officers

    We entered into a Consulting Agreement with Amit Management and Consulting Ltd., which we refer to as the Consulting Agreement, dated as of June 13, 2012, relating to services to be provided by Mr. Arie Weisberg, one of our directors. Amit Management and Consulting Ltd. is a company controlled by Mr. Weisberg. Under the terms of the Consulting Agreement, Amit Management and Consulting Ltd. has agreed to provide us with the business consulting services of Mr. Weisberg as shall be determined by our Chief Executive Officer, on a project by project basis. Pursuant to the Consulting Agreement, for such services we agreed to pay Amit Management and Consulting Ltd. a fee of NIS 5,000 per day plus value added tax. The Consulting Agreement was approved by our audit committee and board of directors on October 29, 2012 and by our shareholders on December 11, 2012.

    Effective as of April 1, 2013, we entered into an amendment to the Consulting Agreement, to which we refer to as the Amendment, which was approved by our compensation committee and board of directors in accordance with our 2013 Compensation Policy. Pursuant to the Amendment, the parties agreed to modify the fee structure for the services provided by Mr. Weisberg, such that instead of a fee of NIS 5,000 per day plus VAT as provided in the Consulting Agreement, the fee shall be NIS 8,000 plus VAT per full day of services, and NIS 1,000 plus VAT per hour for less than a full day of services. The Amendment was approved by our shareholders on September 9, 2013.

    Other than the Consulting Agreement and the Amendment, we do not have any service contracts with our directors nor do we have arrangements with our directors that entitle them to any benefits upon termination of their service as our directors.

    We have entered into employment agreements with all of our executive officers. These agreements contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. These agreements do not provide for benefits upon the termination of these executive’s respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

Stock Option and Share Incentive Plans

    The following sets forth certain information with respect to our current stock option and share incentive plans. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are exhibits to this annual report and are incorporated herein by reference.

    All of our stock option and share incentive plans are administered by our board of directors. Upon the expiration of the plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted. Options granted under any of the plans may not expire later than ten years from the date of grant, although, in recent years, option grants have generally provided for an expiration date of seven years from the grant date.

 2000 Share Option Plan

    In July 2001, we adopted our 2000 Share Option Plan, to which we refer as the 2000 Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan expired in July 2011 and accordingly no further grants may be made under this plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who were our directors, officers and employees could be granted options under the 2000 Plan that would qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. To qualify for the “capital gains route”, the trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, to which we refer as the ITA, approved this plan as required by applicable law. The 2000 Plan also permitted the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). The 2000 Plan also provided for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or ISOs, and options that are not so qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan allowed for the grant of awards to grantees in other jurisdictions. Following the effectiveness of our recapitalization, the shares issuable under outstanding awards under the 2000 Plan consist of both ordinary shares and ordinary B shares, in proportion to the corresponding percentages of ordinary shares and ordinary B shares that are outstanding following the recapitalization. Upon the termination of the 180 day period (as may be extended for up to 33 days under certain circumstances) following the offering, only ordinary B shares will be issuable pursuant to outstanding awards under the 2000 Plan.

2007 Share Incentive Plan

    In January 2007, we adopted our 2007 Share Incentive Plan, to which we refer as the 2007 Plan, which expires in January 2017. The number of ordinary shares reserved for the exercise of options granted under the plan was originally set at 1,176,471. In December 2007, the 2007 Plan, as amended, was approved by our shareholders in order to qualify the 2007 Plan for grants of awards as ISOs. The number of ordinary shares issuable under the 2007 Plan has been increased multiple times, most recently from 1,823,530 to 2,529,412 pursuant to an amendment to the 2007 Plan that was adopted by our board of directors on December 4, 2013 and approved by our shareholders on January 30, 2014, such number to be subject to an annual increase on the first day of each fiscal year during the term of the 2007 Plan, beginning on January 1, 2014, in an amount equal to the least of (i) 588,236 ordinary shares, (ii) two percent of the outstanding ordinary shares on the last day of the immediately preceding year, and (iii) an amount determined by the board of directors. Our board of directors has set the amount of the annual increase under the 2007 Plan as 235,295 shares for 2014, which was approved by our shareholders at the shareholders meeting on January 30, 2014. Each increase in the number of shares reserved under the 2007 Plan will be submitted within 12 months to the approval of our shareholders so that grants of awards from the increase may qualify as ISOs. Our employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the “capital gains route” provisions of Section 102 of the Ordinance (see under “2000 Share Option Plan” above), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. The 2007 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not so qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments to the plan. Following the effectiveness of our recapitalization, the shares issuable under outstanding awards and new awards under the 2007 Plan consist of both ordinary shares and ordinary B shares, in proportion to the corresponding percentages of ordinary shares and ordinary B shares that were outstanding following the recapitalization. Upon the termination of the 180 day period (as may be extended for up to 33 days under certain circumstances) following the offering, only ordinary B shares will be issuable pursuant to outstanding awards and new awards under the 2007 Plan.

The following table presents certain option data information for the above-described plans as of March 20, 2014:

Plan	Total Shares Authorized for Option Grants	Aggregate Number of Options Exercised	Aggregate Number of Options Outstanding	Shares Available for Future Grants	Weighted Average Exercise Price of Outstanding Options
2000 Plan	1,352,942	58,170	305,062	—	$9.18
2007 Plan	2,764,707	1,090	2,271,899	491,718	$9.95
Totals	4,117,649	59,260	2,576,961	491,718	$9.86

    On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of shares underlying then-outstanding options, as well as shares available for issuance pursuant to future grants to directors, officers, employees and eligible consultants under the above plans and our, now expired, 1999 Share Option Plan. On June 4, 2013, we filed an additional registration statement on Form S-8 in order to register the issuance of an additional four million shares under the 2007 Plan.

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

    On January 30, 2014, our shareholders approved a grant to certain of our employees and directors, subject to the terms and conditions of our 2007 Plan, of options to purchase 258,354 of our shares, at an exercise price per share of $10.80, subject to three to four year vesting.

C.        Board Practices.

Board of Directors

   Under our amended and restated articles of association, our board of directors is to consist of not less than two nor more than 14 directors, including external directors as required by the Companies Law (see “— External Directors”). Our board of directors presently consists of seven members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders. Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

   Each director, other than external directors, is elected by a simple majority vote of holders of our shares, participating and voting at an annual meeting of our shareholders. See “Description of Share Capital — Election of Directors.” Except for the external directors, each director elected at a meeting of shareholders serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. External directors, as further described below, serve a three-year term and may be reelected by shareholders for additional three-year periods. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or as new directors, in each case for a term of office that lasts until the next annual meeting of our shareholders. In the event of a vacancy resulting in the board consisting of less than a majority of the number of directors provided by our amended and restated articles of association, the board of directors may only act in an emergency or to fill the office of a director which has become vacant or act in order to convene a general meeting of our shareholders for the purpose of electing such additional number of directors. Our shareholders may remove a director from office by a simple majority vote. There is no requirement that a director own any shares in us.

   The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman.

   The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, consisting exclusively of directors (except that the audit committee and the compensation committee shall consist of at least three directors and include all of the external directors, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers.

   Under the Companies Law, our board of directors is required to determine the minimum number of board members who are required to possess “accounting and financial expertise”, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least one of our directors must possess accounting and financial expertise and it further determined that Naftali Idan, one of our current external directors, possesses “accounting and financial expertise.”

Chairman of the Board

   Our amended and restated articles of association provide that the chairman of the board is appointed by the members of the board of directors. Under the Companies Law, the chief executive officer (referred to as the “general manager”) or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

   A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of another person for whom the person holds a voting proxy or the personal interest of the person with respect to his or her vote on behalf of another person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

   In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairman of the board may not serve in any other position in the company or a controlled company, except that he may serve as a director or chairman of a subsidiary.

External Directors

   Under the Companies Law, the board of directors of a company whose shares are publicly traded is required to include at least two members who qualify as “external directors”. The qualifications of an external director, are mandated statutorily by the Companies Law, and are distinguishable in certain ways from the criteria for serving as an “independent director” under the NASDAQ Listing Rules. Although it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Listing Rules, or vice-versa, in many instances, directors will either qualify as both or neither. The terms of service of external directors, the duration of their term of office, the special majority required for their election, the regulation of their compensation and their required service on board committees, are each mandated by the Companies Law. While these terms are paralleled in certain instances by corresponding service conditions applicable to independent directors under the NASDAQ Listing Rules, the details of those conditions often differ. Naftali Idan and Talia Livni qualify and currently serve as our external directors.

   The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting (which excludes abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

   After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional terms of three years each, and for a company such as ours with shares listed on the NASDAQ Global Select Market, for an unlimited number of additional three-year terms, subject to certain requirements set forth in the Companies Law and the regulations promulgated thereunder. Such requirements allow, among other things, that one or more shareholders holding at least one percent of the voting power of a company may nominate an external director to serve in that capacity for an additional term. The special approval requirements for the election of external directors set forth above must be met for election for an additional term, and such external director may not be at the appointment date, and may not have been during the two years preceding the appointment date, a related shareholder or competitor, or a relative or an affiliate of a related shareholder or competitor (as defined in the Companies Law).

   External directors may be removed from office by the same shareholder vote percentage required for their election or by a court, but only under limited circumstances. If there are fewer than two external directors on the board of directors, the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

   The audit committee and the compensation committee must each include all external directors then serving on the board of directors. Each other committee of the board of directors that exercises powers of the board of directors must include at least one external director. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors, which compensation is determined prior to their appointment and in general may not be changed throughout the term of their service as external directors.

   The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship (which terms are defined in the Companies Law) with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

   The following additional qualifications apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;
•
if a company does not have a controlling shareholder or a holder of 25% or more of the voting power in it, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

•
a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than de minimis relations); and

•
a person may not accept, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts prescribed under the regulations promulgated under the Companies Law, including with respect to, exculpation, indemnification and insurance coverage.

   The Companies Law provides additional requirements with respect to external directors as well as certain limitations on the relationship between external directors and their affiliates, on the one hand, and the company, on the other hand, following termination of the external directors’ service. Among others, the Companies Law provides that if at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender.

   Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise (as defined in those regulations). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. In this regard, our board of directors has determined that Naftali Idan, one of our current external directors, possesses “accounting and financial expertise,” while Talia Livni, our other external director, possesses “professional qualifications.”

Board Committees

Audit Committee

   Listing Requirements

   Under the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

   Our audit committee consists of Naftali Idan (chairman of the committee), Talia Livni and Shlomo Yanai. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that Naftali Idan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Listing Rules.

   Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and Rule 5605(a)(2) of the NASDAQ Listing Rules.

  Companies Law Requirements

   Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must also meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three years each, subject to certain conditions set forth in the Companies Law. Our board of directors has determined that Naftali Idan, Talia Livni and Shlomo Yannai are unaffiliated directors.

   The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, or any person who is affiliated with the controlling shareholder. The chairman of the audit committee must be an external director.

   Audit Committee Role

   Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ Listing Rules, which include the following responsibilities:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder approvals;
•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing with management and our independent directors our financial reports prior to their submission to the SEC; and
•	approval of certain transactions with office holders and other related-party transactions.

   Additionally, under the Companies Law, an audit committee is required, among other things, to: (i) identify deficiencies in the administration of the company (including by consulting with the internal auditor or the independent auditors), and recommend remedial actions with respect to such deficiencies, (ii) review and approve certain related party transactions, including determining whether or not such transactions are extraordinary transactions, (iii) determine standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed insignificant or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not insignificant including the types of transactions that are not insignificant; and (iv) adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. In addition, the audit committee is responsible for overseeing the internal control procedures of the company. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.” The audit committee may not approve such actions or transactions, unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

Compensation Committee

   Our compensation committee consists of Talia Livni (chairman of the committee), Naftali Idan and Shlomo Yanai. Prior to the offering, our board of directors adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Listing Rules and the Companies Law, which include:

•	reviewing and recommending an overall compensation policy with respect to our Chief Executive Officer and other executive officers, as described below under “— Compensation Policy”;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	reviewing and approving the granting of options and other incentive awards; and
•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

   Each of the members of our compensation committee is independent under the NASDAQ Listing Rules. Under the Companies Law, all external directors must be members of, and constitute a majority of the members of, the compensation committee, and each remaining committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the committee.

   Compensation Policy

   Under an amendment to the Companies Law that was adopted in December 2012, in addition to appointing a compensation committee, we are required to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such policy must be set by our board, after considering the recommendation of our compensation committee, and requires shareholder approval. However, under the Companies Law, the compensation committee and the board of directors can adopt a compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors have determined that the compensation policy is for the benefit of the Company.

   The compensation policy serves as the basis for determining the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

   Pursuant to the Companies Law amendment, in July 2013, following the recommendation of our compensation committee, our board of directors approved our compensation policy, to which we refer as our 2013 Compensation Policy. Our shareholders, in turn, approved the compensation policy at our annual general meeting of shareholders that was held in September 2013.

   Approval of Compensation of Directors and Officers

   Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders (in the case of our Chief Executive Officer, or a director who is also a controlling shareholder, or if a controlling shareholder has a personal interest in the approval of such director’s terms of service, the shareholder approval must include the special majority described under “— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and “— Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” below).

   The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our then-effective compensation policy will also require shareholder approval which must include the special majority described under “— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” below.

   External directors and directors who are classified as unaffiliated directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

   For additional information, see “— Compensation of Directors and Senior Management.”

Finance Committee

   In 2009, our board of directors appointed a finance committee to oversee our financial risks and exposures and the risk-mitigating activities initiated by us, including, but not limited to, currency risks and interest rate risks. The finance committee consists of Harel Beit-On, Yoav Doppelt and Naftali Idan.

Nomination of Directors

   We have not established a separate nominating committee. However, consistent with the requirements of the NASDAQ Listing Rules, our director nominees will either be selected or recommended for the board’s selection by a majority of the independent directors of the board.

Internal Auditor

   Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The audit committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor’s work plan. The role of the internal auditor is to examine, among other things, whether a company’s conduct complies with applicable law and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor must be invited to participate in all audit committee meetings.

   Under the Companies Law, the internal auditor may be an employee of a company but may not be an “interested party”, an office holder of the company or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of the company’s shares or voting rights, a person or entity who has the right to appoint one or more of the company’s directors or its chief executive officer or any person who serves as a director or chief executive officer of the company. Issa Azulai-Haver, one of our employees, has served as our internal auditor since August 2009.

Directors’ Service Contracts

   We entered into a Consulting Agreement with Amit Management and Consulting Ltd., which we refer to as the Consulting Agreement, dated as of June 13, 2012, relating to services to be provided by Mr. Arie Weisberg, one of our directors. Amit Management and Consulting Ltd. is a company controlled by Mr. Weisberg. Under the terms of the Consulting Agreement, Amit Management and Consulting Ltd. has agreed to provide us with the business consulting services of Mr. Weisberg as shall be determined by our Chief Executive Officer, on a project by project basis. Pursuant to the Consulting Agreement, for such services we agreed to pay Amit Management and Consulting Ltd. a fee of NIS 5,000 per day plus value added tax. The Consulting Agreement was approved by our audit committee and board of directors on October 29, 2012 and by our shareholders on December 11, 2012.

Effective as of April 1, 2013, we entered into an amendment to the Consulting Agreement, to which we refer to as the Amendment, which was approved by our compensation committee and board of directors in accordance with our 2013 Compensation Policy. Pursuant to the Amendment, the parties agreed to modify the fee structure for the services provided by Mr. Weisberg, such that instead of a fee of NIS 5,000 per day plus VAT as provided in the Consulting Agreement, the fee shall be NIS 8,000 plus VAT per full day of services, and NIS 1,000 plus VAT per hour for less than a full day of services. The Amendment was approved by our shareholders on September 9, 2013.

    Other than the Consulting Agreement and the Amendment, we do not have any service contracts with our directors nor do we have arrangements with our directors that entitle them to any benefits upon termination of their service as our directors.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

   The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies Law.

   An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

   The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action submitted for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

   The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other positions or personal affairs;
•	refrain from any activity that is competitive with the business of the company;
•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

   The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval (our amended and restated articles of association do not). A transaction has to be for the benefit of the company’s interest in order to be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

   Pursuant to the Companies Law, extraordinary transactions with our office holders who are not directors require audit committee approval and subsequent approval by our board of directors. Compensation, insurance, indemnification or exculpation arrangements for office holders who are not directors require approval by our compensation committee, followed by our board of directors and, if deviating from our then-effective compensation policy, also by our shareholders by a special majority vote. Compensation arrangements with directors, including in their capacities as executive officers, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors require the approval of the compensation committee, the board of directors and our shareholders, in that order. Compensation arrangements with directors, which deviate from our then-effective compensation policy, including with regard to insurance (unless exempted under the applicable regulations), indemnification or exculpation, or any compensation arrangements with our Chief Executive Officer, require the approval of the compensation committee, the board of directors and our shareholders by a special majority vote, in that order.

   Special majority for this purpose is a vote that fulfills one of the following requirements:

•
a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction or arrangement (for this purpose, abstentions are disregarded); or

•
the voting rights held by shareholders who have no personal interest in the transaction or arrangement and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

   If the transaction or compensation arrangement of the office holder brought for approval amends an existing arrangement, then only the approval of the audit committee or compensation committee (as appropriate) is required if that committee determines that the amendment is not material in relation to the existing arrangement.

   If shareholders of a company do not approve the compensation terms of office holders, other than directors, but including the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

   Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company.

   An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, requires the approval of a company’s audit committee, board of directors and shareholders by a special majority vote, in that order. The terms of compensation (including insurance, indemnification or exculpation) of a controlling shareholder who is an office holder, require the approval of a company’s compensation committee, board of directors and shareholders by a special majority vote and the terms thereof may not be inconsistent with the company’s stated compensation policy. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

   Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

   Viola-LM and XT Hi-Tech, and their respective affiliates, are deemed to be controlling shareholders in our company. This status may change in the future.

Shareholder Duties

   Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in an acceptable manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	interested party transactions that require shareholder approval.

   In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

   Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

   Consistent with the provisions of the Companies Law, our amended and restated articles of association include provisions permitting us to procure insurance coverage for our office holders, exculpate them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law and following the recently adopted Companies Law amendment, exculpation from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, in specified circumstances, by our shareholders.

Insurance

   Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of his or her duty of care to the company or to another person;
•
a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

•	a financial liability imposed upon him or her in favor of another person.

   We currently have directors’ and officers’ liability insurance providing total coverage of $50 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $176,000, which expires in February 26, 2015. In connection with the offering, we acquired a public offering securities insurance providing total coverage of $50 million for the benefit of all our directors and officers, in respect of which we paid a twelve month premium of approximately $322,400, which expires in February 26,2015.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any court judgment concerning an act performed in his or her capacity as an office holder;
•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that are instituted on the company’s behalf, or that another person institutes against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) with respect to a monetary sanction.

   Our amended and restated articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria.

   We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law.

Exculpation

   Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

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

   The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our amended and restated articles of association and our form of indemnification agreement, which are exhibits to this annual report and are incorporated herein by reference.

   In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.       Employees.

   The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three years:

	As of December 31,
	2011	2012	2013
Number of employees by category of activity
Management and administrative	86	85	110
Research and development	109	101	126
Operations	241	229	196
Sales and marketing	261	310	367
Service	160	195	223
Sales support	46	34	39
Total workforce	903	954	1,061
Numbers of employees by geographic location
Israel	292	299	327
North & South America	239	229	224
Europe	62	54	68
Japan	69	71	76
APAC	241	301	366
Total workforce	903	954	1,061

During the periods covered by the above table, we did not employ a significant number of temporary employees.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws and regulations principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

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

   The following table lists, as of March 20, 2014 the number of shares held by each of our directors and members of our senior management:

Share Ownership (1) (2)
Name	Number of shares beneficially owned (3)	Percentage of shares beneficially owned
Directors and Executive Officers
Harel Beit-On(4)	13,669,938	38.2%
Yoav Doppelt	*	*
Naftali (Tali) Idan	*	*
Talia Livni	*	*
Arie Weisberg	*	*
Shlomo Yanai	*	*
Zipora (Tzipi) Ozer-Armon	*	*
Ophir Yakovian	*	*
Kevin McGann	*	*
Zhai Qiying	*	*
Dr. Kordt Griepenkerl	*	*
Toshio Fakuda	*	*
Elad Benjamin	*	*
Roy Ramati	*	*
Hadas Padan	*	*
Amir Lichter	*	*
Eran Cohen	*	*
Rick Gaykowski	*	*
Ido Ben-Tov	*	*
Directors and executive officers as a group	14,281,588	39.2%

* Less than 1%.

(1)	Unless otherwise indicated, consists solely of options to purchase the number of shares specified;
(2)
For the purpose of this table, and in accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that were exercisable for Lumenis shares within 60 days of March 20, 2014. Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis shares outstanding at March 20, 2014, plus such number of Lumenis shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)
Because the rights of holders of our ordinary shares and ordinary B shares are identical in all respects, and all outstanding ordinary shares will automatically convert into ordinary B shares on a one-for-one basis 180 days after the offering (which may be extended by up to 33 days under certain circumstances), beneficial ownership is presented in the above table on an aggregate basis for all of our shares (ordinary and ordinary B).

(4)
Consists of (i) 13,445,666 shares beneficially owned by Viola-LM, over which Mr. Beit-On may be deemed to share beneficial ownership (see footnote (2) above), (ii) 216,000 shares issuable upon the exercise of options, at an exercise price of $9.11 per share held by Mr. Beit-On in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable and expire in December 2016 and (iii) 8,273 shares issuable upon the exercise of options at an exercise price of $10.80 held by Mr. Beit-On personally, which are currently exercisable and expire in January 2021. Mr. Beit-On disclaims beneficial ownership of all the shares owned by Viola-LM, except to the extent of his pecuniary interest therein. Because the date as of which data is provided in the above table (March 20, 2014) preceded the closing of the secondary component of the offering (pursuant to which the underwriters purchased additional ordinary B shares from certain selling shareholders, including Viola-LM), the number of shares beneficially owned by, and percentage ownership of, Mr. Beit-On in the above table does not reflect the reduction that resulted from that closing.

Stock Option and Share Incentive Plans.

For a description of our stock option and share incentive plans, please see “Item 6- Directors, Senior Management and Employees- Compensation” above.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       Major Shareholders.

           The following table sets forth certain information regarding the beneficial ownership of our shares as of March 20, 2014 by each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding shares.  The date as of which the data in the below table is provided (which is the most recent practicable date) preceded the closing of the secondary component of the offering on March 26, 2014 (pursuant to which the underwriters purchased additional ordinary B shares from certain selling shareholders). Therefore, the number of shares beneficially owned by, and percentage ownership of, the shareholders that is shown in the below table does not reflect a reduction that resulted from their sale of shares pursuant to that secondary component of the offering.

The beneficial ownership of our shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 20, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 35,241,512 shares outstanding as of March 20, 2014. In addition, holders of ordinary shares and ordinary B shares have identical rights, and all outstanding ordinary shares will automatically be reclassified as ordinary B shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the underwriting agreement for the offering (as may be extended by up to 33 days under certain circumstances), or (y) partially, on a pro rata basis among holders of ordinary shares, based on a determination of our board of directors (after consultation with the underwriters for the offering) during that 181 day period. Because of the identical rights associated with these two classes of shares and the proportional manner in which all ordinary shares will be automatically reclassified as ordinary B shares, beneficial ownership information is presented below on an aggregate basis for all of our shares (ordinary and ordinary B).

  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed above have sole investment and voting power with respect to such shares.

As of March 20, 2014, we are aware of 732 U.S. persons that are holders of record of our shares. Such holders of record currently hold, in the aggregate, 11,295,335 shares, constituting approximately 32.0% of the beneficial ownership of our outstanding shares.

  Unless otherwise noted below, each beneficial owner’s address is c/o Lumenis Ltd., 6 Hakidma Street, Yokneam Northern Industries Park, Yokneam 2069204, Israel.

	Share ownership as of March 20, 2014
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of beneficial owner
Viola-LM Partners L.P. (1)%	13,445,666	37.8
XT Hi-Tech Investments (1992) Ltd. and affiliates (2)%	9,183,092	25.9

(1)
The beneficial ownership of Viola-LM Partners L.P. (formerly LM Partners L.P.), to whom we refer as Viola-LM, of our shares consists of 13,126,815 shares held directly by Viola-LM and 318,851 shares issuable upon the exercise of warrants issued to it by our company in 2009 (and to which we refer as 2009 Warrants), at an exercise price of $11.05 per share, all of which are currently exercisable and expire on June 25, 2014.

Viola-LM is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola-LM and may be deemed to be the beneficial owners of the shares held by Viola-LM. The address of Viola-LM is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel.

(2)
The beneficial ownership of XT Hi-Tech Investments (1992) Ltd (formerly Ofer Hi-Tech Investments Ltd.), to whom we refer as XT Hi-Tech, of our shares consists of 8,873,910 shares held directly by XT Hi-Tech; 58,012 shares held directly by Lynav Holdings Ltd., or Lynav, an affiliate of XT Hi-Tech; and 251,170 shares issuable upon the exercise of 2009 Warrants, at an exercise price of $11.05 per share, held by XT Hi-Tech, all of which are currently exercisable and expire on June 25, 2014. XT Hi-Tech's beneficial ownership reported herein excludes 5,956 shares held personally by Idan Ofer, an affiliate of XT Hi-Tech.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav, are each the direct owners of one-half of the outstanding shares. Udi Angel indirectly controls Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech. Mr. Udi Angel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The address of XT Hi-Tech is 9 Andre Saharov Street, 31905 Haifa, Israel.

B.       Related Party Transactions.

Registration Rights Agreement

   In December 2006, contemporaneously with the closing of an equity financing by our company (to which we refer as the 2006 Equity Financing) and the Restructuring Agreement with the Bank, we entered into a registration rights agreement (to which we refer as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), XT Hi-Tech (then known as Ofer Hi-Tech Investments Ltd.), and the Bank to provide certain registration rights to them and their respective assignees. On June 25, 2009, contemporaneously with the closing of an additional equity financing, to which we refer as the 2009 Equity Financing, we entered into an amendment to the Registration Rights Agreement (to which we refer as the Registration Rights Agreement Amendment No. 1), pursuant to which (i) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (to whom we refer collectively as Agate), the new investor participating in the 2009 Equity Financing, by execution of joinders, became a party to the Registration Rights Agreement, and (ii) the ordinary shares, along with additional ordinary shares issuable upon exercise of warrants, that were issued in the 2009 Equity Financing became subject to the rights granted under the Registration Rights Agreement. In December 2013, we entered into, and on December 24, 2013, December 25, 2013 and January 30, 2014, our compensation committee, board of directors and shareholders, respectively, approved, an additional amendment to the Registration Rights Agreement (to which we refer as Registration Rights Agreement Amendment No. 2). Pursuant to Registration Rights Agreement Amendment No. 2, among other revisions, the “registrable shares” covered by the Registration Rights Agreement (as described below) were revised to include ordinary B shares (our class of shares that were issued upon the effectiveness of our recapitalization and listed for trading upon the offering) and exclude ordinary shares (which will not be listed for trading).

   The registration rights provided under the Registration Rights Agreement, as amended by Registration Rights Agreement Amendments No. 1 and No. 2, relate to the following shares:

•	The 13,166,991 shares acquired at the closing of the 2006 Equity Financing;
•	The 3,291,748 shares that were issued in 2006 and 2007 upon the exercise of warrants granted pursuant to the 2006 Equity Financing;
•	The 1,604,278 shares acquired at the closing of the 2009 Equity Financing;

•	The 425,826 shares issued as of November 7, 2011 upon the exercise of the remaining warrants granted pursuant to the 2006 Equity Financing;
•	The 2,878,463 shares issued pursuant to the post-closing adjustment provisions under the 2006 Equity Financing;
•	The 902,408 shares issuable upon the exercise of the warrants issued in the 2009 Equity Financing;
•	The 1,576,496 shares issuable upon the exercise of the warrants held by the Bank; and
•	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

   The shares listed above, once reclassified as ordinary B shares, are referred to in this annual report as the “registrable shares.” Following the effectiveness of our recapitalization prior to the offering, a portion of the above shares — those that were reclassified as ordinary B shares — or ordinary B shares issued as a share dividend on existing ordinary shares, were deemed to be registrable shares. On the 181st day following the date of the underwriting agreement for the offering (or up to 33 days later under certain circumstances), when all of the above shares are reclassified as ordinary B shares, they will all be deemed “registrable shares” under the Registration Rights Agreement.

   Demand Registration Rights   In general, holders of a majority of the then outstanding registrable shares may demand that a registration statement be filed to register the resale of their shares (subject to the exclusions contained in the Registration Rights Agreement, as amended).

   Piggyback Registration Rights   If we effectuate a primary or secondary offering of securities (excluding an offering on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the holders of registrable shares have a right to include their registrable shares under the related registration statement.

   Shelf Registration Rights   Holders of at least 10% of the registrable shares, and in certain circumstances, the Bank and Agate alone, may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register the resale of their shares upon such time as we have registered our shares under Section 12(g) of the Exchange Act. If six shelf registration statements have been filed pursuant to the shelf registration rights set forth in the agreement and declared effective by the SEC, then holders shall no longer have any shelf registration rights.

   Subsequent Registration Rights   Without the consent of the holders of at least 60% of the registrable shares then held by the holders, we may not grant or agree to grant registration rights superior to those granted under the Registration Rights Agreement, as amended. Commencing 12 months after the date of the Registration Rights Agreement, we may file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of securities, provided that at such time holders under the Registration Rights Agreement are given the opportunity to include their registrable shares in such registration. In addition, (a) after the earlier of (x) five years after the date of the Registration Rights Agreement and (y) such time as the holders own, in the aggregate, less than 45% of the registrable shares, we may grant demand registration rights without the consent of the holders as set forth above, provided that such demand rights may not be exercised prior to such time that we have effected at least one demand registration under the Registration Rights Agreement, and (b) at such time as the holders own, in the aggregate, less than 25% of the then outstanding registrable shares, we may grant demand registration rights without the consent of the holders.

   Obligations of the Company

   We have undertaken customary obligations in the Registration Rights Agreement, as amended, including, but not limited to, the preparation and filing of any required amendments to registration statements, furnishing of prospectuses and registration and qualification of the securities under applicable Blue Sky laws. We are required to pay all fees and expenses incident to the registration of the resale of the registrable shares.

   Under the Registration Rights Agreement, as amended, we have agreed to indemnify each of the other parties, and they have agreed to indemnify us, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

   The foregoing is only a summary and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, Registration Rights Agreement Amendment No. 1 and Registration Rights Agreement Amendment No. 2, which serve as exhibits to this annual report.

Bank Debt Restructuring Agreement

   The Restructuring Agreement to which we are party with the Bank, which holds warrants to purchase our shares, is described elsewhere in this annual report under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Bank Debt Restructuring Agreement — Financial Covenants.”

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Exculpation, Indemnification and Insurance of our Office Holders

   Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and certain members of our senior management, exculpating them from a breach of their duty of care to us and undertaking to indemnify them to the fullest extent permitted by the Companies Law. We have also obtained insurance for our directors office holders. See “Directors, Senior Management and Employees- Board Practices” in Item 6.C above  .

Grant of Stock Options to Directors and Senior Management

   Each of our current directors and members of our senior management has received stock options for the purchase of a combination of ordinary shares and ordinary B shares. See “Directors, Senior Management and Employees- Compensation” in Item 6.B above.

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

Consulting Agreement with Amit Management and Consulting Ltd.

   For a description of the Consulting Agreement with Amit Management and Consulting Ltd. see “Directors, Senior Management and Employees” in Item 6 above.

Employment Agreements with Executive Officers

   We have entered into employment agreements with all of our executive officers. These agreements contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

C. Interests of Experts and Counsel.

   Not Applicable.

ITEM 8.               FINANCIAL INFORMATION.

A.       Consolidated Statements and Other Financial Information.

   The consolidated financial statements and other financial information required by the SEC’s Regulation S-X are included in this annual report beginning on page F-1.

   Legal Proceedings.

   We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined in part with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have, or that have had in the recent past, significant effects on our financial condition or profitability.

Lawsuits against Alma Lasers

   On June 28, 2007, we filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. (to which we refer, both individually and jointly, as Alma) in the U.S. District Court for the Northern District of Illinois, claiming that Alma’s light-based cosmetic treatment systems, including the Harmony platform, infringe seven of our U.S. patents. We also alleged that Alma’s activities constitute willful infringement of these patents. On September 2, 2010, the parties entered into a settlement agreement, whereby Alma paid to us $6.5 million in return for a license to the Lumenis patent portfolio in the aesthetic field, and the infringement action against Alma was accordingly dismissed. However, the settlement of this infringement action in the U.S. District Court did not affect the lawsuit-described below that we filed against Alma and its founders in the Israeli courts.

   On March 26, 2008, we filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders, Ziv Karni, Yoav Avni, and Nadav Bayer (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of our trade secrets and technology and the use of such technology in Alma’s primary Harmony products, which are sold worldwide. We requested (i) relief from the court in the form of an injunction against the use of such core technology by Alma in its products, and (ii) monetary damages in the amount of NIS 200 million based on the profits earned by Alma and its founders from the utilization of our technology. The complaints alleged that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma Founders departed from Lumenis, and that the designs and technology related to such components were misappropriated by one or more of the Alma Founders and utilized in the development and manufacture of Alma’s Harmony products. The claim further alleged that Alma earned significant revenues from the sale of Harmony products, profits that were unjustly earned as a result of the use of Lumenis technology, and that the Alma Founders were paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits that resulted from value created by Lumenis technology. In April 2010, the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court and the case against Alma in the District Court was stayed until the case in the Labor Court was concluded. On May 26, 2013 the parties entered into a settlement agreement, and the lawsuits pending in both the Tel Aviv Labor Court and District Court were dismissed. The settlement result was recorded as part of the “legal settlements, net” line item in our consolidated statements of operations for the year ended December 31, 2013.

Lawsuit by Laser Photoaesthetic Ltd.

   In 2002, we were served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece, with a complaint seeking compensation for damages that were allegedly caused by the malfunction of a “Photoderm” machine sold by our agent, K.P. Parpas Hellas Aesthetic And Medical Equipment-Services- Products S.A. The complaint alleged damages in the approximate amount of 1,234,620 euros. The matter was tried by the Court of First Instance of Athens and the claims against us were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in our favor. In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against us. The hearing on the appeal was held on February 21, 2011. A further hearing was held on March 10, 2014 and the court’s ruling will be provided in the next few months.  We believe that this claim is without merit and accordingly no provision was recorded in respect thereto in our financial statements.

Eagle Medical Systems Pvt Ltd. v. Lumenis Ltd. and Certain Subsidiaries

   In October 2011, Eagle Medical Systems Pvt Ltd. (“Eagle”) instituted a “Suit for Accounts, Mesne Profits, Damages and Permanent Injunction” in the High Court of Delhi in New Delhi, India against the Company and certain subsidiaries with respect to an exclusive distributorship allegedly established by letter dated July 1, 2001 from ESC Medical Systems, Inc. The claim alleges that an exclusive distributorship agreement was created and continues in force. Eagle claims a commission on every sale in India since July 2001. The complaint claims specified damages of 20,000,000 INR (approximately $300,000) and other damages to be determined by the court based on the actual sales in India. As a result, the Company is unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. At a hearing held on January 24, 2014, the Company responded to a request to admit or deny original documents. At a hearing held on March 14, 2014, the court finalized the matter of denying original documents.  A further hearing has been scheduled for May 6, 2014, where the court is expected to frame the legal issues. The Company denies all allegations of liability to Eagle and is vigorously defending this matter. The Company believes it recorded an adequate reserve with respect to this claim.

Bernas Medical v. Lumenis Ltd

   On December 25, 2013, Bernas Medical, or Bernas, a distributor of the Company’s products in France, filed a complaint in Tel Aviv District Court in Israel against the Company, claiming that the Company improperly terminated its distribution agreement with Bernas, dated September 1, 2012. Bernas claims direct and indirect damages as a result of the termination in the amount of $1.1 million (NIS 3.8 million). On March 2, 2014 we filed a counter claim for damages in the amount of $1.3M (NIS 4.5 million) related to a misrepresentation by Bernas.  The Company is currently evaluating the matter and intends to vigorously defend this claim.

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

Dividend Policy.

   We have never declared or paid cash or other dividends to our shareholders (other than the distribution of a share dividend of ordinary B shares that was effected in connection with the offering of our ordinary B shares on NASDAQ (as described above in “Item 3.D. Risk Factors—Risks Related to an Investment in Our Ordinary B Shares-- Trading by holders of our original, ordinary shares may adversely impact the price of our ordinary B shares” of this annual report) and we do not intend to pay cash or other dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

   The Restructuring Agreement to which we are party with the Bank currently restricts our ability to pay dividends. There are also certain financial conditions that must be met under Israeli law for the payment of dividends, as described in the “Risk Factors” section of this annual report.

B.        Significant Changes.

   No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.               THE OFFER AND LISTING.

A.       Listing Details.

   There has been no quoted market price for our ordinary shares since April 26, 2006, when our ordinary shares ceased to be quoted on the Pink Sheets Electronic Quotation Service, or the Pink Sheets. See “Markets” in Item 9.C below for further information and “Risk Factors” in Item 3.D above for information regarding the lack of liquidity of our ordinary shares.

Our ordinary B shares have been offered and listed for trading on the NASDAQ Global Select Market under the symbol “LMNS” since February 27, 2014.

The following table sets forth the high and low sales prices for our ordinary B shares as reported by the NASDAQ Global Select  Market, in U.S. dollars, for the period beginning on our offering in February 2014 and throughout the most recent months prior to the filing of this annual report:

	NASDAQ Global Select Market
Annual	High	Low
	(price per ordinary share)
2014 (beginning on February 27, 2014)	12.80	11.72

	NASDAQ Global Select Market
Quarterly	High	Low
	(price per ordinary share)
First Quarter 2014 (beginning on February 27, 2014)	12.80	11.72

	NASDAQ Global SelectMarket
Most Recent two Months	High	Low
	(price per ordinary share)
March 2014 (through March 20, 2014)	12.80	11.72
February 2014 (beginning on February 27, 2014)	12.20	12.00

   Our ordinary shares and ordinary B shares, par value NIS 0.85 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company, LLC. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of any securities exchange on which our ordinary shares may be listed once again in the future, our insider trading policy or any contractual “lock up” period a shareholder may be subject to.

B.       Plan of Distribution.

   Not Applicable.

C.       Markets.

The ordinary shares of the Company (then known as ESC Medical Systems Ltd.) were first listed and began trading on the NASDAQ National Market (now known as the NASDAQ Global Select  Market) on January 24, 1996 under the ticker symbol “ESCMF”, which was changed to the ticker symbol “ESCM” as of September 17, 1999. On September 24, 2001, our shares began trading under the ticker symbol “LUME”. On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the Pink Sheets, trading under the ticker symbol “LUME.PK”. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act. On May 1, 2007, we filed a registration statement for the re-registration of our shares, which resulted in our ordinary shares once again becoming eligible for quotation or trading in the United States. Nevertheless, our ordinary shares have not been listed on any national securities exchange or quoted on any exchange or interdealer system since April 26, 2006, and remain not listed or quoted as of the date of this annual report.

On February 27, 2014, our ordinary B shares were listed for trading on the NASDAQ Global Select Market under the ticker symbol “LMNS”.

D.       Selling Shareholders.

   Not Applicable.

E.       Dilution.

   Not Applicable.

F.       Expenses of the Issue.

   Not Applicable.

ITEM 10.              ADDITIONAL INFORMATION.

A.       Share Capital.

   Not applicable

B.       Memorandum and Articles of Association.

Share Capital

   Under our amended and restated articles of association and following the effectiveness of the recapitalization that we effected prior to the offering, our authorized share capital consists of 52,941,177 ordinary shares par value of NIS 0.85 each, and 52,941,177 ordinary B shares, par value of NIS 0.85 each. Of our authorized share capital, we had a total of 25,771,366 issued, and 25,767,186 issued and outstanding, ordinary shares, respectively and 9,474,326 ordinary B shares issued and outstanding, as of March 20, 2014. All outstanding shares are validly issued, fully paid and non-assessable.

   Prior to the offering, our shareholders received a share dividend of ordinary B shares with respect to their ordinary shares, such that now their shares consist of 88.9% ordinary shares and 11.1% ordinary B shares. The authorized number of ordinary shares under our articles will be adjusted downwards, and the number of authorized ordinary B shares under our articles adjusted upwards, by such number of ordinary shares (if any) that are reclassified as ordinary B shares.

   Pursuant to the offering, only ordinary B shares are sold and listed for trading on the NASDAQ Global Select Market. Additional issued and outstanding ordinary shares will automatically be reclassified as ordinary B shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the underwriting agreement for the offering (as may be extended by up to 33 days under certain circumstances, as described in our articles), or (y) partially, on a pro rata basis among holders of ordinary shares, based on a determination of our board of directors (after consultation with the underwriters for the offering) during that 181 day period. The authorized number of ordinary shares under our articles will be adjusted downwards, and the number of authorized ordinary B shares under our articles adjusted upwards, by such number of ordinary shares that are reclassified as ordinary B shares. The number of authorized but unissued shares of each class will be unaffected by such a reclassification.

Rights Attached to Shares

   Except with respect to the foregoing provisions related to conversion, the rights attached to our ordinary shares and ordinary B shares are identical and are as follows:

   Dividend Rights.  Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares and ordinary B shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Risk Factors — Risks Related to an Investment in Our Ordinary B Shares — We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our ordinary B shares” for an explanation concerning the payment of dividends under Israeli law.

   Voting Rights.  Holders of our ordinary shares and ordinary B shares have one vote for each share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholders’ meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. There are currently no preferred shares outstanding.

   In addition, the Companies Law imposes certain duties on our shareholders. See “Directors, Senior Management and Employees- Board Practices” in Item 6.C above  for additional information on such duties.

   Rights to Share in Surplus in the Event of Liquidation .  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares and ordinary B shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Election of Directors

   Pursuant to our amended and restated articles of association, our directors (other than external directors) are elected by the holders of a simple majority of our ordinary shares and ordinary B shares (in the aggregate) present and voting at a general shareholders’ meeting. Our ordinary shares and ordinary B shares do not have cumulative voting rights for this purpose or any other purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described above under “External Directors” in “Directors, Senior Management and Employees- Board Practices” in Item 6.C of this annual report.

Shareholder Meetings

   Under the Companies Law, our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within 15 months of the last annual general meeting.

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

Notices

   Under our amended and restated articles of association, notice of general meetings must be given to shareholders in accordance with the provisions of the Companies Law and the regulations thereunder.

Quorum

   The quorum required for a general meeting of our shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the voting rights of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of our board of directors determines. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and, in any other reconvened meeting, the quorum that is required is any two shareholders present in person or by proxy (regardless of how many shares held thereby).

Adoption of Resolutions

   Subject to the special majority provisions of the Companies Law or as specifically set forth in our amended and restated articles of association (for example, see “ — Election of Directors” above), a shareholders’ resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting thereon. Under Israeli law, a resolution to voluntarily wind up a company requires approval by the holders of 75% of the voting rights represented at a shareholders’ meeting, in person or by proxy, and voting on the resolution.

Limited Liability

   Our company is a public limited company and, as such, each shareholder’s liability for our obligations is limited to the payment of the par value of the ordinary shares held by such shareholder, subject to the provisions of the Companies Law.

Modification of Rights Attached to Shares

   Under our amended and restated articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted at a general meeting of our shareholders and at a separate general meeting of the holders of the affected class, in each case by a simple majority of the voting power participating in such meeting.

Registration Rights

   For a discussion of registration rights we have granted to certain of our original shareholders prior to the offering, please see “Major Shareholders and Related Party Transactions- Related Party Transactions- Registration Rights Agreement” in Item 7.B of this annual report.

Limitations on the Rights to Own Securities in Our Company.

   Neither our memorandum of association nor our amended and restated articles of association nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Acquisitions Under Israeli Law

Mergers

   The Companies Law requires that mergers between Israeli companies be approved by the boards of directors and, unless certain requirements described under the Companies Law are met, the general meeting of shareholders, of both parties to the transaction. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

   The approval of the board of directors of each merging company is subject to such board’s determination that in its opinion, considering the financial position of the merging companies, no reasonable concern exists that after the merger, the surviving company will be unable to fulfill its obligations to its creditors. Each company must notify its creditors about a contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. A merger may also be subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder (such as approval by the antitrust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a merger proposal is filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

Special Tender Offer

   The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a greater-than 45% shareholder of the company, unless there is already a greater-than 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, (2) was from a 25% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a greater-than 45% shareholder of the company, which thereby resulted in the acquirer becoming a greater-than 45% shareholder of the company. A tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the subject company’s outstanding shares, regardless of how many shares are tendered by shareholders. A tender offer may be consummated only if (i) at least 5% of the subject company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

   The Companies Law also provides that if, as a result of an acquisition of shares and/or voting rights, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares of the company. If less than 5% of the outstanding shares are not tendered in the tender offer, and if more than a majority of the offerees who do not have a personal interest in the acceptance of the tender offer accept the offer, then all of the shares that the acquirer offered to purchase will be transferred to it. Alternatively, if less than 2% of the outstanding shares are not tendered in the tender then all of the shares that the acquirer offered to purchase will be transferred to it. If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the outstanding shares of the company or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the outstanding shares of the company, the acquiror may not acquire shares in the tender offer that will cause his shareholdings to exceed 90% of the outstanding shares.

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

   Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the ITA for different tax treatment.

   Pursuant to our 2000 Plan and our Israel 2003 Share Option Plan, in the event of a change of control, all options then held by our directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire number of ordinary shares underlying such options.

Antitakeover Measures under Israeli Law

   Besides the requirements described above with respect to tender offers and mergers, Israeli law and our amended and restated articles of association enable the implementation of additional measures that may delay or prevent a takeover attempt and thereby preclude our shareholders from realizing a potential premium over the market value of our ordinary shares that they hold. Our amended and restated articles of association allow our company to increase its registered share capital and provide that the increased capital will be divided into shares having ordinary, preferred or deferred rights or any other special rights, or may be subject to terms and restrictions in respect of dividend, repayment of capital, voting or other terms, in each case provided that the general meeting of our shareholders approves via a simple majority of shares present (in person or by proxy) and voting. Israeli law also permits the issuance of preferred stock.

Changes in Our Capital

   Changes in our capital are subject to the approval of our shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting. At the annual general meeting of our shareholders held on September 9, 2013, our shareholders approved a resolution authorizing our board of directors, for a period of 36 months from the date of such meeting, to effect one or more reverse share splits (consolidations) of our authorized share capital and our issued and outstanding shares, in such ratio, and either by increasing or maintaining the same par value per share, as our board of directors shall, in its absolute discretion, determine. Our board of directors was also authorized to approve such amendments to our memorandum and amended and restated articles of association and to take such other actions as it shall determine, in its absolute discretion, to be necessary or appropriate to give effect to the aforesaid reverse share split. Pursuant to that authority, our board of directors will effect a reverse share split with respect to all issued and outstanding ordinary shares immediately prior to the effectiveness of our recapitalization, as described above under “Description of Share Capital — Share Capital.”

   The foregoing description includes only a summary of certain provisions of our memorandum and amended and restated articles of association and is qualified in its entirety by reference to the full text of such documents, which are exhibits to this annual report and are incorporated herein by reference.

Access to Corporate Records

   Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, amended and restated articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Borrowing Powers

   Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Transfer Agent and Registrar

   The transfer agent and registrar for our ordinary shares in the United States is American Stock Transfer & Trust Company, LLC. Its address is 6201 15 th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Listing

   Our ordinary B shares are listed on the NASDAQ Global Select Market under the symbol “LMNS.”

C.       Material Contracts.

Except as otherwise described immediately below or as herein in Item 4.A “History and Development of the Company” above, Item 4.B “Business Overview” above, Item 7.A “Major Shareholders” above or Item 7.B “Related Party Transactions” above (including Amendment No.2 to the Registration Rights Agreement, as described in Item 7.B above),, we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business.

Underwriting Agreement for Offering

In connection with the offering, on February 27, 2014, we and the selling shareholders entered into an underwriting agreement with Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the underwriters for the offering.  Pursuant to the agreement, on March 4, 2014 we offered and sold 6,250,000 of our ordinary B shares to the underwriters. The underwriters were also granted a 30-day option to purchase up to an additional 937,500 ordinary B ordinary B shares from the selling shareholders. The underwriters exercised that option with respect to 769,352 ordinary B shares and purchased them from the selling shareholders on March 26, 2014. The shares (including the shares sold pursuant to the underwriters’ option) were sold at a price to the public of $12.00 per share. We realized net proceeds of approximately $69.8 million from the primary component of the offering.

D.       Exchange Controls.

           There are currently no Israeli currency control restrictions on remittances of dividends on our shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.        Taxation.

           The following is a summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts .The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

   The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary B shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary B shares should consult their own tax advisers as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary B shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser .

Israeli Taxation Considerations — Capital Gains and Dividend Income

Capital Gain

    Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (25% as of 2013, 26.5% in 2014 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011 from January 1, 2003), or 30%, in the case of sale of shares by a Substantial Shareholder ( i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period (for any asset other than shares that are listed on stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011 after January 1, 2003). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013, and 50% for an individual in 2014).

    Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013).

    Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemptions are not applicable to a person whose gains from selling or otherwise disposing of the shares is deemed to be business income.

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

    In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S. — Israel Tax Treaty, to which we refer as the U.S. — Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder, who is a U.S. resident (for purposes of the U.S. — Israel Treaty) holding the shares as a capital asset, is exempt from Israeli capital gains tax unless: (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. However, under the U.S. — Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to detailed limitations under U.S. laws applicable to foreign tax credits. The U.S. — Israel Treaty does not provide for the grant of a tax credit against any U.S. state or local tax liability that the selling shareholder may have.

    In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Dividend Income

    Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for our shares, at the rate of 25% (or 30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period, unless such Substantial Shareholder holds such shares through a nominee company in which case the rate is 25%) or 15% (20% with respect to dividends to be distributed on or after January 1, 2014 and subject to certain conditions) if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, unless a reduced rate is provided under an applicable tax treaty. If the dividend is attributable partly to income derived from an Approved Enterprise, Privileged Enterprise, or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

    For example, under the U.S. — Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our shares who is a U.S. resident (for purposes of the U.S. — Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year is met. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

    A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for more than 180 days, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

    We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

    Subject to the limitations described in the following paragraphs, the discussion below describes U.S. federal income tax considerations to a beneficial owner of our ordinary B shares, referred to in this discussion as a U.S. holder, that is:

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

    This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase, hold or dispose of ordinary B shares. This summary considers only U.S. holders that hold ordinary B shares as capital assets.

    If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary B shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ordinary B shares, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ordinary B shares.

    This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or financial services entities;
•	are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;
•	hold ordinary B shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;
•	own directly, indirectly or by attribution at least 10% of our voting power; or
•	have a functional currency that is not the U.S. dollar.

    In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

    Material aspects of U.S. federal income tax law relevant to a non-U.S. holder, are also discussed below. A non-U.S. holder is a beneficial owner of our ordinary B shares that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. holder.

Each prospective investor is advised to consult his or her own tax advisor for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary B shares.

Taxation of Distributions Paid on Ordinary B Shares.

    Subject to the discussion below under “ — Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary B shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce, on a share-by-share basis, the U.S. holder’s basis in the ordinary B shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of those ordinary B shares. Dividends received by non-corporate U.S. holders generally will be taxed at the reduced rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income” and certain other requirements, including stock holding period requirements are satisfied by the recipient. Dividends that fail to meet the requirements of “qualified dividend income”, and dividends paid to corporate U.S. holders, are taxed at ordinary income rates. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary B shares in that year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary B shares.

    Dividends on our ordinary B shares will be foreign source passive income (or in some cases, general category income) for U.S. foreign tax credit purposes.

    The amount of a distribution paid to a U.S. holder in New Israeli Shekels will be the dollar value of the New Israeli Shekels calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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
A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary B shares:

•	if the U.S. holder has not held the ordinary B shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or
•	to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

    Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary B shares are not counted toward meeting the 16-day holding period required by the statute. A foreign tax credit for the Israeli tax can be deferred if the U.S. holder enters into certain types of arrangements to defer inclusion of the related dividend in income for tax purposes.

Taxation of the Disposition of Ordinary B Shares

    Subject to the discussion below under “ — Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary B shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary B shares, which is usually the U.S. dollar cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary B shares held more than one year as of the date of such sale, exchange or other disposition is long-term capital gain and is eligible for a reduced rate of taxation in the case of non-corporate taxpayers. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary B shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. In that case, the complex limitations in U.S. laws applicable to foreign tax credits could deny a foreign tax credit for any Israeli tax imposed in those circumstances when Israel pursuant to its domestic tax law and the U.S. Israel Treaty taxes gain recognized by a U.S. resident on a sale, exchange or disposition of our shares. See “ — Israeli Taxation Considerations —  Capital Gain and Dividend Income — Capital Gain” above. The foreign tax credit rules are complex and U.S. holders should consult their tax advisors regarding the application of the foreign credit limitations to their particular circumstances. The deductibility of capital losses is subject to limitations.

    A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on a sale as of the date on which the U.S. holder receives the foreign currency. A U.S. holder that uses the accrual basis of accounting, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary B shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. An accrual basis U.S. holder that does not make such election is required to calculate the value of the proceeds of the sale as of the date of sale and may therefore realize foreign currency gain or loss on a subsequent disposition of the foreign currency based on any subsequent appreciation or depreciation in the value of the foreign currency against the U.S. dollar. That gain or loss will generally be U.S. source ordinary income or loss.

    The determination of whether our ordinary B shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law. Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses with respect to a sale or other disposition of our ordinary B shares.

Tax Consequences if We Are a Passive Foreign Investment Company

    We will be a PFIC if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the quarter-end average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

    If we were to be classified as a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

•	the three previous years; and
•	the U.S. holder’s holding period for ordinary B shares before the present taxable year.

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

    The entire amount of gain that is realized or treated as realized by a U.S. holder upon the sale or other disposition of ordinary B shares (generally regardless of whether the disposition is a taxable transaction) will also be treated as an excess distribution and will be subject to tax as described in the preceding paragraph.

    In some circumstances a U.S. holder’s tax basis in our ordinary B shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary B shares as of the date of the deceased person’s death but would instead be equal to the deceased person’s basis, if lower.

    The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, to which we refer as a QEF, in the first taxable year in which the U.S. holder owns ordinary B shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year in which we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

    The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS.

    A U.S. holder of PFIC shares that are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above (other than the rules for excess distributions, which would apply to the first year the election is made if we were a PFIC in a prior year and a QEF election were not made for the first year we were a PFIC) would not apply for periods covered by the election. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

    Based upon our calculations, we do not believe that we were a PFIC in 2013. We do not anticipate being a PFIC for our taxable year ending December 31, 2014 or in the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year any future year, until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from the offering in our business. Further, we cannot assure you that the IRS will agree with our conclusion as to our PFIC classification. U.S. holders who hold ordinary B shares during a period when we are a PFIC will be subject the PFIC rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary B shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary B shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Information Reporting by Certain U.S. Holders

    U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of designated amounts and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. The designated amounts are $50,000 on the last day of a taxable year or $75,000 at any time during the taxable year in the case of unmarried taxpayers filing separate income tax returns and $100,000 on the last day of the taxable year or $150,000 at any time during the taxable year in the case of married taxpayers filing a joint income tax return. Higher thresholds apply to certain taxpayers living outside the United States. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign trusts or estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary B shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. The IRS anticipates issuing regulations that will require a domestic entity to file Form 8938 if the entity is formed or availed of to hold specified foreign financial assets and the value of those assets exceeds the appropriate reporting threshold. Until the IRS issues those regulations, only individuals must file Form 8938. Penalties can apply if there is a failure to satisfy this reporting obligation or an understatement of tax relating to an undisclosed specified foreign financial asset. A U.S. holder is urged to consult its tax adviser regarding its reporting obligation.

    A United States person (including entities) who holds our ordinary B shares in a financial account at a foreign financial institution generally will be required to report the account on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR), provided the total value of reportable assets is at least $10,000 at any time during the taxable year. A person required to report that account on Form 8938 would also be required to report on FinCEN Form 114.

Tax Consequences for Non-U.S. Holders of Ordinary B Shares

Except as described in “ — Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary B shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary B shares, unless:

•
the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;

•
the non-U.S. holder is an individual who holds the ordinary B shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

   The requirement to file IRS Form 8938 applies to a nonresident alien who was a resident alien for part of a taxable year and to certain residents of U.S. possessions. Resident aliens of U.S. territories and U.S. territory entities are subject to the FBAR reporting requirement. For these reporting requirements, see “ — Information Reporting by Certain U.S. Holders” above.

Information Reporting and Backup Withholding

    U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% unless the U.S. holder provides IRS Form W 9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W 9 or establishes an exemption.

    A non-U.S. holder who effects the sale of its ordinary B shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless it certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption. If a non-U.S. holder sells its ordinary B shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if the holder sells its ordinary B shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Those information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

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

I.        Subsidiary Information.

   Not Applicable.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    Our functional and reporting currency, except for our subsidiaries in Europe and Japan, is the U.S. dollar and we derive a majority of our revenues in U.S. dollars, accounting for 55.5% and 57.1% of our revenues in the years ended December 31, 2012 and 2013, respectively. However, a portion of our revenues is denominated in other currencies such as the euro and the Japanese yen, which accounted for 11.1% and 14.2% of our revenues in the year ended December 31, 2012, and 11.4% and 13.3% of our revenues in the year ended December 31, 2013, respectively. Furthermore, a significant portion of our headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, in particular the shekel, the euro, the Japanese yen and the Chinese yuan, which accounted for 26.3%, 7.0%, 12.0% and 14.4% of our payroll and related expenses in the year ended December 31, 2012 and 27.5%, 7.1%, 9.2% and 16.6% of our payroll and related expenses in the year ended December 31, 2013, respectively. As a result, our earnings, cash flows and financial position are exposed to fluctuations in foreign currency exchange rates, mainly the euro, Japanese yen, Chinese yuan and shekel, vis-à-vis the U.S. dollar. We attempt to limit this exposure by selling and linking the sales price of our products mostly to the U.S. dollar.

In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. We hedge the part of our forecasted expenses denominated in shekels and forecasted net exposure to the euro and Japanese yen. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and, along with the devaluation of the U.S. dollar, our results of operations may be adversely affected by such currency rate movements, notwithstanding such hedging program.

The tables below provide information as of December 31, 2013 regarding (i) our foreign currency-denominated monetary assets and liabilities and (ii) our derivative instruments.

a.        Foreign currency denominated monetary assets and liabilities.

		Settlement Date
	Total as of December 31, 2013	2014	2015	2016	2017	2018	2019 and thereafter	Fair Value as of December 31, 2013
	(U.S. $ in thousands)
Current Assets:
Shekels	8,106	8,106	—	—	—	—	—	8,106
Euro	14,846	14,846	—	—	—	—	—	14,846
Japanese yen	13,985	13,985	—	—	—	—	—	13,985
U.K. pound sterling	5,276	5,276	—	—	—	—	—	5,276
Chinese yuan	13,023	13,023	—	—	—	—	—	13,023
Indian rupee	833	833	—	—	—	—	—	833
Other	1,859	1,859	—	—	—	—	—	1,859
Total	57,928	57,928	—	—	—	—	—	57,928
Long term Assets:
Shekels	—	—	—	—	—	—	—	—
Euro	271	85	102	77	7	—	—	271
Japanese yen	815	332	—	454	—	—	29	814
Chinese yuan	300	194	29	69	—	—	8	300
Indian rupee	393	26	18	—	—	299	50	393
Other	96	65	7	—	—	—	24	96
Total	1,875	702	156	600	7	299	111	1,875
Current Liabilities:
Shekels	13,060	13,060	—	—	—	—	—	13,060
Euro	3,676	3,676	—	—	—	—	—	3,676
Japanese yen	3,059	3,059	—	—	—	—	—	3,059
U.K. pound sterling	486	486	—	—	—	—	—	486
Chinese yuan	9,733	9,733	—	—	—	—	—	9,733
Hong Kong dollar	3,181	3,181	—	—	—	—	—	3,181
Indian rupee	566	566	—	—	—	—	—	566
Other	748	748	—	—	—	—	—	748
Total	34,509	34,509	—	—	—	—	—	34,509
Long term Liabilities
Shekels	658	—	—	—	—	—	658	658
Euro	172	—	—	—	—	—	172	172
Japanese yen	4,070	—	—	—	—	—	4,070	4,070
Other	3	—	—	—	—	—	3	3
Total	4,902	—	—	—	—	—	4,902	4,902

b.        Derivative Instruments.

	Settlement Date
	2014	2015	2016	2017	2018	2019 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from derivatives
In Japanese yen	2,794	—	—	—	—	—
In euro	14,217	—	—	—	—	—
Total	17,011	—	—	—	—	—

We have floating rate debt of approximately $63.6 million as of December 31, 2013, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, to which we refer as the 2008 IRS Transaction, with respect to $40.0 million of debt, which was due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the 2008 IRS Transaction, we paid a fixed interest rate of 3.13% and received the three month LIBOR rate of interest.

In May 2013, we entered into a new interest rate swap transaction, to which we refer as the 2013 IRS Transaction, and, together with the 2008 IRS Transaction, the IRS Transactions, with respect to our outstanding restructured debt, which amounted to approximately $63.6 million following the July 2013 repayment. Under the terms of the 2013 IRS Transaction, we pay a fixed interest rate of 0.61% and receive the three month LIBOR rate of interest.

The fair value of the IRS Transactions is reflected in our balance sheets, in accordance with their expected maturity periods, and the changes in the value are included in our other comprehensive income. As of December 31, 2012 and 2013, the fair value of the IRS Transactions was ($105) and $178, respectively.

In 2008, we entered into a lease agreement in respect of our current facilities in Israel that contains monthly lease payments, stated in dollars, including a “floor” of the exchange rate at $1 = NIS 4.05. In addition, during 2013, we entered into two separate sub-lease agreements with third parties with respect to a portion of our current facilities. Monthly payments from the sub-lease agreements are stated in dollars, including a “floor” of the exchange rate at $1 = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as a liability. The change in the mark to market of the embedded derivative value is recorded in our financial statements as financial (income) expenses in each respective reporting period. As of December 31, 2012 and 2013, the fair value of such embedded derivative was a liability of $1.6 million and $2.3 million, respectively. As of December 31, 2013, the fair value of the sub-lease embedded derivatives was an asset in the amount of $0.3 million.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.             CONTROLS AND PROCEDURES.

(a)      Disclosure Controls and Procedures.

  We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2013, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

   Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in “Internal Control - Integrated Framework”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

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

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Tali Idan, who serves on the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of the SEC’s Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2013 and 2012, the fees billed to us and our subsidiaries by our principal accountants.(1)

	Year ended December 31,
	2013	2012
	($ in thousands)
Audit fees (2)	$338	$400
Audit related fees(3)	80	-
Tax fees (4)	35	153
Total	$453	$553

(1)
During 2012 we replaced our independent auditors Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, which we refer to as Kost Forer, with Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, which we refer to as Brightman Almagor. The above comprises fees billed by Kost Forer and by other member firms of Ernst & Young Global Limited in 2012, as well as fees billed by Brightman Almagor in 2012 and 2013.

(2)
Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	“Audit-Related fees” for 2013 include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

   Pre-approval Policies and Procedures

   Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2013 or 2012 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE.

The Sarbanes Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, upon the listing of our ordinary B shares on the NASDAQ Global Select Market, we need to comply with the Listing Rules of the NASDAQ Global Select Market, or the NASDAQ Listing Rules. Under the NASDAQ Listing Rules, we may elect, from time to time, to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NASDAQ Listing Rules. We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies such as us.

   In accordance with Israeli law and practice and subject to the foregoing exemption available to foreign private issuers, we follow the provisions of the Companies Law, rather than the NASDAQ Listing Rules, with respect to the following requirements:

•
Quorum at shareholder meetings   As permitted under the Companies Law, our amended and restated articles of association provide that the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and at an adjourned meeting, with some exceptions, two or more of shareholders, irrespective of the percentage of the voting power of our shares held), instead of 33 1/3% of the issued share capital as required under the NASDAQ Listing Rules.

•
Shareholder approval   We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which generally include, among other things (i) transactions with directors concerning the terms of their service (which may include indemnification, exemption and insurance for their service) or for any other position that they may hold with us, (ii) transactions concerning the compensation, indemnification, exculpation and insurance of our chief executive officer; (iii) adoption of the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder, (v) amendments to our amended and restated articles of association, (vi) election of directors and (vii) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We do not, however, seek shareholder approval for an issuance that will result in a change of control of our company as described in the NASDAQ Listing Rules.

We otherwise comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules.

ITEM 16H.          MINE SAFETY DISCLOSURE.

Not applicable.

PART III
ITEM 17.             FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS.

   The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2 to F-3
Consolidated Balance Sheets at December 31, 2013 and 2012	F-4 to F-5
Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-6
Consolidated statement of Comprehensive income	F-7
Statements of Changes in Shareholders’ Equity (Deficiency) for the Years Ended December 31, 2013, 2012 and 2011	F-8 to F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-10 and F-11
Notes to the Consolidated Financial Statements	F-12 to F-57

ITEM 19.             EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Articles of Association of Lumenis Ltd., as amended and restated*
1.2	Memorandum of Association of Lumenis Ltd., as amended on July 26, 2001 and January 30, 2014 (English translation)*
2.1	Specimen ordinary B share certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s registration statement on Form F-1, filed with the SEC on February 13, 2014)
4.1
Lease Agreement, dated as of September 27, 2006, between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility (incorporated by reference to Exhibit 4.19 to the exhibit to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.2
Construction and Lease Agreement, dated January 8, 2008, between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel (incorporated by reference to Exhibit 4.(b)6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

4.3
Letter Agreement with Bank Hapoalim B.M, dated June 17, 2003 (incorporated by reference to Exhibit 10.5 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.4
Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Ltd. (incorporated by reference to Exhibit 10.6 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.5
Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Holdings Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.6
Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on November 19, 2003)

4.7
Restructuring Agreement, dated as of September 29, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.21 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.8
Amendment No. 1 to Restructuring Agreement, dated as of December 5, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.22 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.9
Amendment No. 2 to Restructuring Agreement, dated June 25, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

4.10
Amendment to Amendment No. 2 to Restructuring Agreement, dated November 10, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.11
Amendment No. 2 to Amendment No. 2 to Restructuring Agreement, dated February 22, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.12
Letter of Waiver from Bank Hapoalim B.M., dated June 17, 2009 (incorporated by reference to Exhibit 4.(b)16 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.13
Amendment No. 3 to Restructuring Agreement, dated June 30, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)17 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.14
Amendment No. 4 to Restructuring Agreement, dated January 24, 2010, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)18 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 6, 2010)

4.15
Financial Covenants Letter, dated November 6, 2011, from Lumenis Ltd. to Bank Hapoalim B.M., confirmed and acknowledged by Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b).19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 28, 2012)

4.16
Amendment to Restructuring Agreement, dated June 28, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (incorporated by reference to Exhibit 4.b(19) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)

4.17
Amendment to Restructuring Agreement, dated December 24, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (including a Financial Covenants Letter dated December 24, 2012) (incorporated by reference to Exhibit 4.b(20) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.18
Purchase Agreement, dated as of September 30, 2006, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P. (incorporated by reference to Exhibit 4.20 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.19
Form of Purchase Agreements, dated June 21, 2009, between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (incorporated by reference to Exhibit 4.(b)19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.20
Registration Rights Agreement, dated as of December 5, 2006 , as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014,, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.)  the other investors identified on Schedule I thereto and Bank Hapoalim B.M.*

4.21
Amended and Restated Warrant No. 5 to purchase 9,411,300 ordinary shares on or before June 30, 2014, dated June 30, 2009, issued by Lumenis Ltd. to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)22 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.22
Amended and Restated Warrant No. 6 to purchase 2,500,000 ordinary shares on or before June 30, 2014, dated June 30, 2009, issued by Lumenis Ltd. to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)23 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.23
Form of 2009 Warrant (Warrants Nos. 11 and 13 through 20 to purchase an aggregate of 6,818,183 ordinary shares), dated June 25, 2009, issued by Lumenis Ltd. to: (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.); (2) LM Partners L.P. (now known as Viola-LM Partners L.P.); (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. (some of the 2009 Warrants held by XT Hi-Tech Investments (1992) Ltd. were distributed by it in January 2014 from a trust in which they were held to the beneficiaries of such trust (incorporated by reference to Exhibit 4.(b)26 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009))

4.24
Consulting Agreement, dated June 13, 2012, between Lumenis Ltd. and Amit Management and Consulting Ltd., relating to services to be provided by Mr. Arie Weisberg. (incorporated by reference to Exhibit 4.b(33) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.25
2000 Share Option Plan, as amended September 30, 2006 (incorporated by reference to Exhibit 4.2 to a Post-Effective Amendment to the Registrant’s registration statement on Form S-8, File No. 333-148460, filed with the SEC on April 2, 2008)

4.26
Israel 2003 Share Option Plan, as amended May 27, 2003 (incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders, filed with the SEC under cover of Schedule 14A on April 30, 2003)

4.27
2007 Share Incentive Plan, as amended on May 31, 2012 (incorporated by reference to Exhibit 4.c(3) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.28
Amendments to 2007 Shares Incentive Plan adopted on January 30, 2014 (incorporated by reference to Proposal 6 of the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)

4.29
Form of Indemnification Agreement for directors and certain members of senior management (incorporated by reference to Appendix C to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(c) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)

8	List of Subsidiaries.*
11.1
Lumenis Business Conduct Policy(incorporated by reference to Exhibit 4(c)(7) to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

11.2
Lumenis Code of Business Ethics for Financial Officers (incorporated by reference to Exhibit 4(c)(8) to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. *
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm. *
_________

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

LUMENIS LTD.

By:	/s/ Zipora Ozer-Armon
Zipora Ozer-Armon
Chief Executive Officer

Date: March 27, 2014

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Lumenis Ltd.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd (“the Company”), and its subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, shareholders’ equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2013.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for  each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 3, 2014, except for Note 19(a)
as to which the date is February 13, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUMENIS LTD.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd. (the “Company”)  and its subsidiaries as of December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity (deficiency) and cash flows for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011, and the consolidated results of their operations and their cash flows for the year December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global
March 28, 2012 Except for Note 19.a to which the date is February 13, 2014

LUMENIS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,103	$42,811

Trade receivables (net of allowance for doubtful accounts of $2,379 and $2,690 at December 31, 2012 and 2013, respectively)	40,179	42,867
Inventories	35,002	36,075
Prepaid expenses and other receivables	10,638	10,194

Total current assets	112,922	131,947

LONG-TERM ASSETS:
Finished goods used in operations, net	3,790	4,793
Property and equipment, net	7,594	8,094
Goodwill	50,217	50,217
Severance pay fund	3,510	3,875
Other assets	7,090	7,519

Total long-term assets	72,201	74,498

TOTAL ASSETS	$185,123	$206,445

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2012	2013

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Restructured debt	$13,002	$17,493
Trade payables	15,187	24,553
Other accounts payable and accrued expenses	36,371	39,413
Deferred revenues and customer advances	18,007	19,057
Total current liabilities	82,567	100,516

LONG-TERM LIABILITIES:
Restructured debt	69,503	52,024
Accrued post-employment benefits	8,956	8,906
Deferred revenues	7,553	8,144
Other liabilities	16,742	19,155
Total long-term liabilities	102,754	88,229

TOTAL LIABILITIES	185,321	188,745
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.85 par value;
Authorized: 52,941,177 shares at December 31, 2012 and 2013 Issued: 25,765,732 and 25,766,321 shares at December 31, 2012 and 2013, respectively; Outstanding: 25,761,553 and 25,762,141 shares at December 31 ,2012 and 2013, respectively; (*)	4,291	4,291
Ordinary B shares of NIS 0.85 par value; Authorized: 0 and 52,941,177 shares at December 31, 2012 and 2013 respectively. Ordinary B shares to be distributed for share dividend: 0 and 3,220,268 shares at December 31 ,2012 and 2013, respectively; (*)	-	789
Additional paid-in capital (*)	544,237	596,053
Accumulated other comprehensive income	15,576	14,115
Accumulated deficit	(564,200)	(597,446)
Treasury shares, at cost (4,180 shares at December 31, 2012 and 2013)	(102)	(102)

Total shareholders' equity (deficiency)	(198)	17,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$185,123	$206,445

(*) Adjusted to reflect reverse split and share dividend (see Note 19)

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2012	2013

Revenues:
Products	$199,714	$198,811	$213,799
Services	47,268	49,779	51,557
Total revenues	246,982	248,590	265,356

Cost of revenues:
Products	106,240	97,150	96,100
Services	28,226	28,174	27,147
Total cost of revenues	134,466	125,324	123,247

Gross profit	112,516	123,266	142,109

Operating expenses:
Research and development (net of grants and participations in the amount of $378 for the year ended December 31, 2013).	16,526	18,497	22,188
Selling and marketing	72,891	75,010	81,294
General and administrative	16,912	20,446	19,706
Legal settlements, net	766	-	(6,692)
Total operating expenses	107,095	113,953	116,496

Operating income	5,421	9,313	25,613
Finance expenses, net	3,725	1,464	5,462
Income before taxes on income	1,696	7,849	20,151
Taxes on income	1,006	852	2,758

Net income	$690	$6,997	$17,393

Basic net income per share (*)	$0.02	$0.24	$0.60
Diluted net income per Share (*)	$0.02	$0.24	$0.58

(*)Adjusted to reflect reverse split and share dividend (see Note 19)

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income	$690	$6,997	$17,393

Other comprehensive Income:
Unrealized gain (loss) on interest rate swap transaction and foreign currency cash flow hedges	412	413	(569)

Unrealized gain (loss) on pension items, net of taxes (in the amount of $49, ($99) and $103 in the years ended December 31, 2013, 2012 and 2011, respectively)	(211)	146	(89)
Foreign currency translation adjustments	687	(440)	(803)
	888	119	(1,461)
Total comprehensive income	$1,578	$7,116	$15,932

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands, except share data

	Ordinary shares			Ordinary B shares
	Number (**)	Amount		Number	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity (deficiency)

Balance as of December 31, 2010	25,334,182	$4,192		-	$-	$540,288	$(102)	$14,569	$(571,887)	$(12,940)
Changes in 2011:
Compensation related to employees' share option plan	-	-		-	-	747	-	-	-	747
Exercise of employees share options	1,398	(*	)	-	-	14	-	-	-	14
Cashless exercise of warrants	425,826	99		-	-	(99)	-	-	-	-
Other Comprehensive income, net								888		888
Net income	-	-			-	-	-	-	690	690
Balance as of December 31, 2011	25,761,406	$4,291		-	$-	$540,950	$(102)	$15,457	$(571,197)	$(10,601)
Changes in 2012:
Compensation related to employees' share option plan	-	-				3,285	-	-	-	3,285
Exercise of employees share options	147	(*	)	-	-	2	-	-	-	2
Other comprehensive income, net	-	-		-	-	-	-	119	-	119
Net income	-	-		-	-	-	-	-	6,997	6,997

Balance as of December 31, 2012	25,761,553	$4,291		-	-	$544,237	$(102)	$15,576	$(564,200)	$(198)

(*)    Less than $1
(**) Adjusted to reflect reverse split and share dividend (see Note 19)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands, except share data

	Ordinary shares			Ordinary B shares
	Number (**)	Amount		Number (**)	Amount (**)	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity (deficiency)

Balance as of December 31, 2012	25,761,553	$4,291		-	$-	$544,237	$(102)	$15,576	$(564,200)	$(198)
Changes in 2013:
Compensation related to employees' share option plan	-	-		-	-	1,954	-	-	-	1,954
Exercise of employees share options	588	(*	)	-	-	12	-	-	-	12
Other comprehensive income, net	-	-		-	-	-	-	(1,461)	-	(1,461)
Ordinary B share dividend	-	-		3,220,268	789	49,850	-	-	(50,639)	-
Net income	-	-		-	-	-	-	-	17,393	17,393

Balance as of December 31, 2013	25,762,141	$4,291		3,220,268	$789	$596,053	$(102)	$14,115	$(597,446)	$17,700

(*)    Less than $1
(**) Adjusted to reflect reverse split and share dividend (see Note 19)

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:

Net income	$690	$6,997	$17,393
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,551	4,866	5,911
Compensation related to employees' share option plan	747	3,285	1,954
Adjustments related to restructured debt	(2,286)	(3,046)	(836)
Revaluation of financial assets and other, net	(206)	(759)	347
Deferred income taxes, net	1,451	1,196	1,015
Decrease (increase) in trade receivables, net	6,927	483	(4,291)
Decrease (increase) in inventories and finished goods in use	(9,221)	10,427	(4,763)

Decrease (increase) in prepaid expenses and other receivables	876	(1,285)	(188)
Increase (decrease) in trade payables	2,539	(15,824)	9,458
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	199	(1,076)	1,983
Increase in accrued post-employment benefits, net	161	325	225
Increase (decrease) in other long-term liabilities	(2,190)	1,400	1,179

Net cash provided by operating activities	4,238	6,989	29,387

Cash flows from investing activities:

Purchase of property and equipment	(2,773)	(3,895)	(3,624)
Investment in short-term and long-term bank deposits	(3,591)	(875)	(131)
Proceeds from maturity of short term bank deposits	17,514	9,021	159

Net cash provided by (used in) investing activities	11,150	4,251	(3,596)

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from financing activities:
Proceeds from exercise of share options	$14	$2	$12
Repayments of long-term loan from bank	(10,000)	(15,133)	(10,266)

Net cash used in financing activities	(9,986)	(15,131)	(10,254)

Effect of exchange rate change on cash and cash equivalents	(61)	(29)	171

Increase (decrease) in cash and cash equivalents	5,341	(3,920)	15,708
Cash and cash equivalents at beginning of period	25,682	31,023	27,103

Cash and cash equivalents at end of period	$31,023	$27,103	$42,811

Supplemental disclosure of cash flow activities:

Cash paid during the period for Interest	$4,253	$3,841	$3,738

Cash paid during the period for income taxes	$1,120	$1,050	$1,669

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1       -     GENERAL

Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in the development and commercialization of energy-based medical systems used in variety of minimally invasive procedures in its three segments : surgical, ophthalmic and aesthetic. The Company provides energy based solutions for both medically necessary and elective procedures, primarily for the aging population. For most of the Company’s current products, it utilizes laser technology to deliver light energy for specific body tissues to achieve the desired clinical outcomes in variety of medical procedures, including ablation or enucleation, or removal of, unwanted or diseased tissue such as enlarged prostate and tumors, cauterizing surgical wounds to prevent bleeding, fixation of important anatomical like a detached retina or aesthetic treatment such as skin rejuvenation and the removal of unwanted hair. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses.

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to allowance for doubtful accounts , sales allowances, inventory write-offs, goodwill valuation, accrued warranty costs, legal contingencies, income taxes, retirement and post-retirement benefits (including the actuarial assumptions), as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Accordingly, any monetary accounts of those entities maintained in currencies other than the U.S dollar are re-measured into U.S dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses resulting from the re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of certain subsidiaries of the Company of which the functional currency is not the U.S dollar have been translated into U.S dollars. All amounts on the balance sheets have been translated into the U.S dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into U.S dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity (deficiency).

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials and Work in Process (WIP) - Cost is determined on a standard cost basis utilizing weighted average of current and previous purchases, which approximates actual cost.

Finished goods are based on standard cost (which approximates actual cost on a weighted average basis) which includes materials, labor and manufacturing overhead. Standard costs are monitored and updated as necessary, to reflect the changes in raw material costs and labor and overhead rates. Finished goods are stated at the lower of cost or market.

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

During the years ended December 31, 2013, 2012 and 2011, the Company recorded write-offs for inventory no longer required in amounts of $1,655, $3,957 and $5,807, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2      -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Finished goods used in operations:

Finished goods used in operations represent finished products used for promotional purposes and are generally depreciated over a period of three years.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Leasehold improvements	Over the shorter of the term of the lease or the life of the asset
Machinery and equipment	10 – 20 (mainly 10)
Computers and peripheral equipment	33
Rentals systems	33
Office furniture and equipment	10 – 20 (mainly 10)
Motor vehicles	15

h.	Impairment of Long-lived assets:

The Company's property and equipment and finished goods used in operations are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2011 and 2012 no impairment losses were identified. During the year ended December 31, 2013, the Company recorded an impairment loss in the amount of $292 related mainly to software not in use.

i.	Goodwill:

Goodwill has been recorded in the Company's consolidated financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired and is accounted for under ASC 350, “Intangibles - Goodwill and Other”. Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the Company to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be performed to compute the amount of the impairment.

The Company identifies three reporting units that correspond to the three reportable segments in which it operates, namely: (i) Surgical; (ii) Aesthetic; and (iii) Ophthalmic. The carrying amount of goodwill was assigned to the Surgical and Aesthetic reporting units.

As of December 31, 2013, 2012 and 2011 the goodwill amount assigned to the Surgical and Aesthetic reporting units did not change.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill: (Cont.)

The Company applies ASC 350 guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. The Company estimated as of December 31, 2013, 2012 and 2011 the fair value of each of the reporting units using the Income Approach in the form of a discounted cash flow (“DCF”) analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

During 2013, 2012 and 2011, no impairment losses were recorded, as the fair value of all reporting units, as determined in the first step of impairment test, exceeded their carrying value.

j.	Revenue recognition:

The Company recognizes revenues in accordance with ASC 605-10-S99 (SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”), which requires that the following four criteria be met in order to recognize revenue:

1.       Persuasive evidence of an agreement exists;
2.       Delivery has occurred or services have been rendered;
3.       The selling price is fixed or determinable; and
4.       Collectability is reasonably assured.

The timing for revenue recognition amongst the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the period of the related service contracts.

The Company's products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company generally considers distributors as end-customers.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, “Revenue Recognition”, which is estimated, based primarily on historical experience as well as management judgment, and is recorded through a reduction of revenue.

Deferred revenue includes primarily the fair value of unearned amounts of service contracts, arrangements with specific acceptance provisions that have not been satisfied by the end of the period and cases where the Company has not completed delivery of goods in accordance with the agreed-upon delivery terms.

Part of the Company’s revenue transaction with end-users includes multiple elements within a single transaction if it is determined that multiple units of accounting exist.

Commencing January 1, 2011, the Company adopted Accountings Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)”. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition: (Cont.)

The primary type of transactions in which the Company engages for which ASU 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

-       Products;
-       Installation of systems and training; and
-       extended warranty contracts (most systems are sold with a standard one year warranty see also note l below)

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition: (Cont.)

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

In instances where revenue is derived from sale of third-party vendor products and the Company is a principal in the transaction, the Company generally records revenue on a gross basis and records costs related to a sale within cost of revenue.  In those cases where the Company is acting as an agent between the customer and the vendor, revenue is recorded net of costs in accordance with ASC 605-45.

k.	Research and development costs:

Research and development costs net of grants received are charged to the Company's statement of operations as incurred.

l.	Accrued warranty costs:

The Company generally warranties the majority of its products against defects for up to one year, with certain products carrying a standard warranty for a more extended period of up to three years. The warranty period begins upon shipment, installation or delivery, depending upon the specifics of the transaction. The Company records a liability for accrued warranty costs at the time of sale of a unit, which consists of the remaining warranty on products sold based on historical warranty costs and management's estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The following table provides the details of the change in the Company's warranty accrual for the years ended December 31, 2013 and 2012:

	December 31,
	2012	2013

Balance at the beginning of the year	$6,459	$5,389
Warranties issued during the year	7,258	6,386
Costs incurred with respect of warranties during the year	(8,328)	(6,790)
	$5,389	$4,985

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $392, $225 and $378, respectively.

n.	Accounting for income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

o.	Accrued post-employment benefit:

The majority of the Company's employees in Israel have agreed to Section 14 of Israel's Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, those of the Company's employees that are covered by this section are entitled only to an amount of severance pay equal to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay funds under Section 14 for such employees is recorded on the Company's balance sheet.

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit: (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

The Company recorded its liability for severance pay as if it was payable at each balance sheet date (based on the “shut-down method”) in accordance with ASC 715, “Compensation-Retirement Benefits”.

Severance pay expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $2,065, $2,405 and $2,711, respectively.

As an exception to the above the Company has an unfunded and unsecured defined benefit plan in respect of its employees in Japan.

Below are the measurement principles employed by the Company with respect to pension expenses for its Japanese employees in accordance with ASC 712:

(1)	The net pension expenses for each accounting period consist of the following components:

a.	Current service costs - the actuarial increase in the pension liability relating to employee pension benefits in respect of the reporting period;

b.	Current interest costs - the increase in the pension liability due to the passage of time; and

c.	Actuarial losses (profits) recognized during the period, as described in (3) below.

(2)
The net pension liability included in the balance sheet is computed on the basis of the liability at the beginning of the period, plus the current service costs and the current interest costs, less benefit payments.

(3)
The difference, at the balance sheet date, between the pension liability, computed as stated in (2) above, and the actuarial liability at the same date reflects the balance of actuarial gains or losses which are deferred and are not immediately recognized in the consolidated financial statements.

These deferred actuarial gains or losses are calculated on an annual basis at the end of each year and are recorded in the statements of operations partially in the following year, if - and only if - at the end of the current reporting year, they amount to more than 10% of the greater of:

a.	the actuarial liability for pension payments; or

b.	the fair value of the pension fund assets.

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (6.1 years) of the Lumenis Japan employees, who are members of the plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit: (Cont.)

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715.

	December 31,
	2012	2013

Accumulated benefit obligation	$4,696	$4,244

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$5,407	$5,009
Service cost	535	409
Interest cost	44	29
Actuarial (gain) loss	(245)	149
Currency exchange rate changes	(553)	(867)
Benefits paid	(179)	(203)
Projected benefit obligation at end of year	$5,009	$4,526

Net periodic benefit cost :

Service cost	$535	$409
Interest cost	44	29
Net periodic benefit cost	$579	$438

Amounts recognized in accumulated other comprehensive income:

Net actuarial gain (loss), net of taxes	$146	$(89)

Accumulated other comprehensive loss , net of taxes	$(190)	$(279)

	Year ended December 31,
	2011	2012	2013

Assumptions used to calculate amounts above:
Discount rate	0.90%	0.70%	0.60%
Rate of compensation increase	2.00%	1.00%	1.00%

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit: (Cont.)

Benefit payments are expected to be paid as follows:

December 31,

2014	$416
2015	$398
2016	$460
2017	$855
2018-2022	$2,656

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, in accordance with ASC 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect was 2,026,035, 2,703,894 and 1,944,771 for the years ended December 31, 2011, 2012 and 2013, respectively.

q.	Equity-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

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

Because there has been no public market for the Company's Ordinary shares, the fair value of the Ordinary shares underlying the options through December 31, 2013, had been determined by the Company's management, using the assistance of an independent valuation firm.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Equity-based compensation: (Cont.)

The weighted average fair value of the stock option awards calculated using Black-Scholes option pricing model of options granted during the period was $6.29, $6.12 and $7.42 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

	Year ended December 31,
	2011	2012	2013

Volatility	76%	73%	49%
Risk-free interest rate	1.19%	0.93%	0.98%
Dividend yield	0%	0%	0%
Expected term (years)	4.72	4.70	4.63

The Company's annual compensation cost for the years ended December 31, 2011, 2012 and 2013 totaled $747, $3,285 and $1,954, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013 was comprised as follows:

	Year ended December 31,
	2011	2012	2013

Cost of goods sold	$104	$127	$141
Research and development	186	189	259
Sales and marketing	249	385	449
General and administrative	208	2,584	1,105
Total equity-based compensation expense	$747	$3,285	$1,954

The total unrecognized compensation cost amounted to $ 5,336 at December 31, 2012 and $6,272 at December 31, 2013, and is expected to be recognized over a weighted average period of approximately 3.12 years and 2.56 years respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

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

The fair value of foreign currency contracts, interest rate swap (used for hedging purposes), Cash fee and the embedded derivatives instrument (see also Note 2t) is estimated by obtaining current quotes from banks and by the Company's management, using the assistance of independent valuation firms.

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value (see also Note 13).

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470-60, “Debt-Troubled Debt Restructurings by Debtors” (see also Note 8) does not approximate its fair value, which amounts as of December 31 ,2013 to $63,596, based on discounted future cash flows (level 3).

s.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, interest rate swap and foreign currency derivative contracts.

The majority of the Company's cash and cash equivalents are invested with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed upon demand and therefore bear low risk.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2      -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Concentration of credit risk: (Cont.)

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the Americas, Europe - Middle East - Africa (“EMEA”) and the Far East, including Japan. The Company and its subsidiaries perform ongoing credit evaluations of their customers and may obtain letters of credit and bank guarantees for certain receivables. In addition, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific receivables that the Company has determined to be doubtful of collection. For those receivables not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates.

The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Changes in the Company's allowance for doubtful accounts during the fiscal years ended at December 31, 2013 and 2012 are as follows:

	December 31,
	2012	2013

Balance at the beginning of the period	$2,789	$2,379
Doubtful debt expenses (income) during the period	102	618
Customer write-offs during the period	(528)	(310)
Exchange rate	16	3
	$2,379	$2,690

t.	Derivative instruments:

ASC 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

To hedge against the risk of overall changes in cash flows resulting from foreign currency trade payables and salary payments during the periods, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israel Shekels.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match the underlying transactions being hedged.

As of December 31, 2012, and 2013, the unrealized gain recorded in accumulated other comprehensive income from the Company's currency forward transactions were $745 and $0, respectively. At December 31, 2012, and 2013, the notional amounts of foreign exchange forward contracts which the Company entered into were $15,182 and $0, respectively.

To hedge the potential risks related to changes in interest rates, the Company has entered into an interest rate swap (“IRS”) transactions. On May 7, 2013 the Company entered into an IRS transaction, with respect to its Bank Debt loan in the principal amount of $63,596, which is due at various dates from the third quarter of 2013 through July, 2017 when the loan will be fully repaid.  Under the terms of the IRS instrument, the Company will pay a fixed interest rate of 0.61% and will receive a payment equal to the three month LIBOR rate of interest.

As of December 31, 2013 a previous IRS transaction that the Company entered on March 4, 2008 with respect to a $40,000 loan, which was due at various dates from the third quarter of 2009 (the Company paid a fixed interest rate of 3.13% during the term of the first IRS) was fully settled.

The fair value of the IRS entered on May 7, 2013 is reflected in prepaid expenses and other account receivables and in other account payable and accrued expenses. The changes in the fair value of IRS transactions are included in other comprehensive income (“OCI”) and reclassified into earnings in the period during which the hedged item affects earnings.

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward contracts to economically hedge a portion of its forecasted inter-company sales denominated in Euros and Japanese yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2012, and 2013, the notional amount of foreign exchange forward contracts into which the Company entered was $10,643 and $17,012, repsectively. The foreign exchange forward contracts will expire at various times through December, 2014.
Embedded derivative instruments:

The Company has entered into a lease agreement in respect of its new facilities in Israel which contains monthly lease payments, stated in U.S. dollars, including a “floor” of the exchange rate at 1 U.S. dollar = NIS 4.05.

During 2013 the Company entered into two separated sub-lease agreements with third parties in respect of a portion of our current facilities. Monthly payments results from the sub lease agreements are stated in Dollars, including a “floor” of the exchange rate a at $1 = NIS 4.05.

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, the fair value of which should be measured and bifurcated at inception from the lease agreement and recorded as a liability or an asset as applicable.

The change in the market to market of the embedded derivative value is recorded in financial expenses, net in each respective reporting period.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2012	2013

Derivative Assets:

Derivatives designated as hedging instruments:

Foreign exchange option and forward contracts	Prepaid expenses and other receivables	$745	$-
Interest rate swap	Other long term assets	-	449
Derivatives not designated as hedging instruments:
Lease embedded derivative	Prepaid expenses and other receivables	-	79
Lease embedded derivative	Other long term assets	-	222
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	547	196

Total		$1,292	$946

Derivative Liabilities

Derivatives designated as hedging instruments:
Interest rate swap	Other accounts payable and accrued expenses	$(105)	$(209)
Interest rate swap	Other long term liabilities	-	(62)

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(159)	(224)
Lease embedded derivative	Other accounts payable and accrued expenses	(197)	(375)
Lease embedded derivative	Other long term liabilities	(1,369)	(1,966)
Cash fee	Other long term liabilities	(282)	(182)

Total		$(2,112)	$(3,018)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2012	2013	Item	2012	2013

Derivatives designated as hedging instruments:
Interest rate swap	$(677)	$176	Financial expenses,net	$635	$(53)
Foreign exchange option and forward contract	1,090	(745)	Operating income (expenses)	(349)	1,235

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	-	Financial expense,net	1,235	124
Lease embedded derivative	-	-	Financial expense,net	(399)	(988)
Cash Fee	-	-	Financial expense,net	219	100

Total	$413	$(569)		$1,341	$418

u.	Restructuring and other related costs:

The Company has implemented and accounted for two cost reductions plans, one in 2008 (“2008 restructuring plan”) and one in 2009 (“2009 restructuring plan”), as restructuring plans in accordance with ASC 420, “Exit or Disposal Cost Obligation”. At December 31, 2012 and 2010, the Company completed its 2009 and 2008 restructuring plans, respectively.

The major components of the  restructuring plans charges are as follows:

	Employee termination benefits	Lease abandonment	Total

Balance as of January 1, 2011	$180	$915	$1,095
Cash outlays	(98)	(437)	(535)

Balance as of December 31, 2011	82	478	560
Cash outlays	(82)	(478)	(560)

Balance as of December 31, 2012 and, 2013	$-	$-	$-

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Transfers of financial assets:

ASC 860, “Transfers and servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the year ended December 31, 2012 and 2013 the Company sold trade receivables to an Israeli financial institution. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. At December 31, 2012 and 2013, the Company had balances from customers and trade receivables that had been sold to such financial institution in the amount of   $4,693 and $1,641 respectively.

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

w.	Comprehensive (loss) income:

In 2012, the Company adopted ASU No 2011-05 presentation of comprehensive income. This amended standard eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity (deficiency), and requires that all changes in shareholders’ equity (deficiency)- except investments by, and distributions to, owners-  be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

The Company’s adoption of this amended standard impacted the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, though it did not have an impact on the Company’s financial position or results of operations.

The total accumulated other comprehensive income, net was comprised as follows:

	As of December 31,
	2012	2013

Accumulated losses on derivative instruments	$(945)	$(1,514)
Deferred pension items, net of taxes	(190)	(279)
Accumulated foreign currency translation differences	16,711	15,908

Total accumulated other comprehensive income, net	$15,576	$14,115

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive (loss) income (Cont.)

In 2013, the Company adopted ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“AOCI”). This new accounting standard improves the reporting of reclassifications out of AOCI by requiring an entity to report the effect of significant reclassifications out of AOCI. The adoption of the ASU did not have an impact on the Company’s financial position or results of operations.

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the year ended December 31, 2013:

	Unrealized gains (losses) on derivative instruments	Deferred pension items	Accumulated foreign currency translation differences	Total

Balance as of December 31, 2012	$(945)	$(190)	$16,711	$15,576
Other comprehensive income (loss) before reclassifications	(1,287)	(89)	(803)	(2,179)
Amounts reclassified from AOCI	718	-	-	718

Net current period other comprehensive income	(569)	(89)	(803)	(1,461)

Balance as of December 31, 2013	$(1,514)	$(279)	$15,908	$14,115

The following table provides details about reclassifications out of accumulated other comprehensive income: Affected line item in the statement of income

	year ended December 31, 2013	Affected line item in the statement of income

	499	Cost of revenues
Unrealized gains (losses) on cash flow hedge	107	Research and development
	37	Sales and marketing
	102	General and administrative
	(27)	Financial expenses, net
$718

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Capitalized software costs:

The Company follows the accounting guidance specified in ASC 350-40, “Internal-Use Software”. The Company capitalizes costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software, once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software costs are amortized on a straight-line basis over three years.

y.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

z.	Impact of recently issued accounting standards

1.
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

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01 the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The adoption of both the standard and the update did not have a material impact on the Company's consolidated financial statements.

2.
On July 17, 2013, the FASB issued ASU 2013-10 in response to a consensus reached at the EITF’s June 11, 2013, meeting. The ASU amends ASC 815 to allow entities to use the Fed Funds Effective Swap Rate in addition to U.S. Treasury rates and LIBOR, as a benchmark interest rate in accounting for fair value and cash flow hedges in the United States. The ASU also eliminates the provision from ASC 815-20-25-6 that prohibits the use of different benchmark rates for similar hedges except in rare and justifiable circumstances. The amendments are effective prospectively for qualifying new or redesigned hedging relationships entered into on or after July 17, 2013. The company believes that the adoption of the standard will not have a material impact on its consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards (Cont.)

3.
On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. The ASU provides guidance on financial statement presentation of a UTB when an NOL carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (DTA) for an NOL carry forward, a similar tax loss, or a tax credit carry forward except when:

•
An NOL carry forward, a similar tax loss, or a tax credit carry forward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because the ASU does not affect the recognition or measurement of uncertain tax positions

ASC 740 does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs.

ASU 2013-11 is Effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The Company believes that the adoption of the standard will not have a material impact on our consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3        -     PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2012	2013

Advances to suppliers	$1,449	$855
Income/corporate taxes	1,605	2,184
VAT and consumption tax	1,585	2,931
Prepaid expenses	1,047	579
Restricted deposits	706	454
Fair value of financial derivatives	1,292	276
Other	2,954	2,915
	$10,638	$10,194

NOTE 4        -     INVENTORIES

	December 31,
	2012	2013

Raw materials	$15,227	$14,484
Work in process	145	118
Finished goods	19,630	21,473
Total inventories	$35,002	$36,075

NOTE 5        -     FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2012	2013

Finished goods used in operations	$15,966	$17,400
Accumulated depreciation	(12,176)	(12,607)
Finished goods used in operations, net	$3,790	$4,793

Depreciation expenses were $2,480, $2,308 and $2,589 in the years ended December 31, 2011, 2012 and 2013, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6       -     PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013

Cost:
Leasehold improvements	$3,817	$4,027
Machinery and equipment	6,701	7,720
Rentals systems	2,425	3,771
Computer, software and peripheral equipment	11,593	12,300
Office furniture and equipment	2,184	2,056
Motor vehicles	52	148
	26,772	30,022

Accumulated depreciation	19,178	21,928
Property and equipment, net	$7,594	$8,094

Depreciation expenses were $2,071, $2,558 and $3,030 in the years ended December 31, 2011, 2012 and 2013, respectively.

In 2012, the Company derecognized fully depreciated property, plant and equipment that will not be used, in a total amount of $12,335.

NOTE 7       -     GOODWILL

The Company's balance sheet reflects goodwill, which was recorded as a result of its acquisitions of Coherent Medical Company (“CMG”) and HGM Medical Systems (“HGM”) in 2001.

Goodwill in the amount of $50,217 remained unchanged during the years ended December 31, 2013 and 2012.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8       -     BANK DEBT

In December 2006, the Company restructured its outstanding debt to Bank Hapoalim B.M. (the “Bank”) pursuant to a restructuring agreement with the Bank (the “2006 Restructuring Agreement”).

Prior to the 2006 Restructuring Agreement and subsequently thereto, in amendments entered into by the Company and the Bank in 2008, 2009 and 2012, the Company sought extensions of principal payment dates in connection with Company’s bank debt.

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

In 2012, pursuant to the two most recent amendments to the 2006 Restructuring Agreement, the Company postponed the repayment of approximately $15.1 million to the Bank and the related forgiveness by the Bank of approximately $4.3 million, initially from June 30, 2012 to August 30, 2012 under the June 2012 Amendment and, subsequently, to December 24, 2012 under the December 2012 Amendment. Following these amendments, in December 2012 the Company paid to the Bank $15.1 million of Bank debt principal and the Bank accordingly forgave approximately $4.3 million of the debt (being the last amount out of the total of $25.0 million that the Bank had agreed to forgive under the 2006 Restructuring Agreement). In addition, under the December 2012 Amendment, the Bank has also made available to the Company a revolving credit line in the amount of $5.0 million which bears interest at Libor +5.5%. As of December 31, 2013 and 2012 the Company had not borrowed any amounts under this credit line.

As of December 31, 2012 and 2013 the total principal amount of the Company’s long term bank debt was $73.9 million and $63.6 million.

The main provisions of the amendments to the 2006 Restructuring Agreement are described below:

a.	Repayment schedule and interest rate:

Set forth in the table below are the future scheduled dates for repayment of the Bank debt:

Repayment

July 3, 2014	$15,000
July 3, 2015	15,000
July 3, 2016	15,000
July 3, 2017	18,596
$63,596

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) has been postponed. As of December 31, 2013 the entire principal amount bears interest at LIBOR plus 5.25%.

b.	Warrants held by the Bank:

The terms of the warrants held by the Bank were modified under the 2009 Amendment. One warrant was amended so that the number of shares issuable thereunder was increased from 941,177 to 1,107,212 and the exercise price was reduced from $10.0 per share to $8.5 per share (see also Note 14(d)); and, the second warrant was amended so that the number of shares issuable thereunder was increased from 166,035 to 294,118 and the exercise price was increased from $10.0 per share to $11.9 per share (see also Note 14(d)). For both warrants, the exercise period was extended to June 30, 2014. The change in the incremental fair value of the modified Bank warrants was deducted from the carrying amount of the Bank debt, in accordance with ASC 470-60, in an amount of $2,493. The fair value of the Bank warrants was calculated using the Black-Scholes model.

 LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8      -     BANK DEBT (Cont.)

c.	Cash fees to the Bank:

Under an earlier agreement, the Company agreed to pay a cash fee of $7,500 to the Bank if the Company's share price reached $52.90 per share. Pursuant to the 2009 Amendment, the period during which the Company would be obligated to pay such fee was extended to March 31, 2017 or the date of repayment, in full, of the loan to the Bank, if earlier.

As a provision of the 2008 Amendment, the Company agreed to a cash fee of $4,000 payable to the Bank upon the earliest occurrence of any one of the following events: (a) the Company attains annual earnings before interest, depreciation, taxes and amortization, or EBITDA (as defined in the 2008 Amendment), in excess of $50,000; (b) the Company makes a public offering for the sale of its equity or convertible securities (excluding a public offering initiated by the Bank if the shares are those held by the Bank); (c) the Company sells all or substantially all of its assets; (d) one or more of the investors under the purchase agreement relating to the 2006 transaction described in paragraph (a) of Note 15 and certain related parties transfer their shares in the Company to the extent that their aggregate shareholdings are reduced by at least 40% from their aggregate holdings in the Company as of June 2008; (e)  the aggregate holdings of the aforesaid investors in the Company's outstanding share capital is reduced by at least 40% from its level as at June 2008 as a result of the issuance by the Company of shares at a price above $ 11.71 per share , (f) a spin-off of the Company's assets representing at least 30% of its total assets; or (g) a voluntary repayment by the Company of at least 75% of the outstanding loan to the Bank.

Pursuant to the 2009 Amendment, this $4,000 fee was increased to $6,000. In addition, as regards the provision relating to the Company’s attaining annual EBIDTA of $50,000, the 2009 Amendment provides as follows:

(1)	if the EBITDA for any year exceeds $25,000 but does not exceed $35,000 then the Company shall only be obligated to pay to the Bank a cash fee of $2,000;
(2)
if the EBITDA for any year exceeds $35,000 but does not exceed $45,000 then the Company shall be obligated to pay to the Bank a cash fee of $ 4,000, or a further $2,000, if the Company has already paid $2,000 under (1) above; and

(3)
if the EBITDA for any year exceeds $45,000 then the Company shall be obligated to pay to the Bank a cash fee of $6,000, or the balance of the amount up $6,000, if the Company has already paid $2,000 or $4,000 under (1) or/and (2) above.

As of December 31, 2011 and 2012 the Company did not meet the above provisions that require a payment of cash fees to the bank.

As of December 31, 2013, the Company concluded that it will meet the above provisions related to annual EBITDA exceeding $25,000 but not exceeding $35,000. Accordingly the Company recorded an accrual in the amount of $2,000 that is included as part of the other payables.

d.	Financial covenants:

The financial covenants were modified under amendment to the covenants letter in November 2011 and then again under an amendment to the covenants letter in December 2012 as part of the December 2012 Amendment (“2012 Financial Covenants Letter”).

Initially, the only financial covenant to which the Company was subject, commencing as of the end of the second quarter of 2009 and in effect until the end of the second quarter of 2011, was the requirement that the Company have available and accessible consolidated cash reserves of at least $20,000.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8      -      BANK DEBT (Cont.)

d.	Financial covenants: (Cont.)

Effective from the end of the third quarter of 2011 until repayment of the Bank debt, the Company has been and will continue to be required to comply with the following financial covenants:

(1)	The ratio of Net total Debt to EBITDA (as defined in the 2012 Financial Covenants Letter) shall not exceed:

(i)	6.5 as of the end of each quarter (as defined in the 2006 Restructuring Agreement) commencing as of the third quarter of 2011 and ending on the first quarter of 2012 (inclusive);

(ii)	5 as of the end of each quarter commencing as of the second quarter of 2012 and ending on the first quarter of 2013 (inclusive);

(iii)	4 as of the end of each quarter commencing as of the second quarter of 2013 and ending on the first quarter of 2014 (inclusive); and

(iv)	3.5 as of the end of each quarter commencing as of the second quarter of 2014 until the Loan is repaid in full.

(2)	The Interest Coverage Ratio (as defined in the 2012 Financial Covenants Letter) shall be at least:

(i)	1 as of the end of each quarter commencing as of the third quarter of 2011 and ending on the second quarter of 2012 (inclusive);

(ii)	1.5 as of the end of each quarter commencing as of the third quarter of 2012 and ending on the first quarter of 2013 (inclusive); and

(iii)	2 as of the end of each quarter commencing as of the second quarter of 2013 until the Loan is repaid in full.

(3)
In addition to the covenants described above, effective from the fourth quarter of 2012 (the quarter ended December 31, 2012) and each quarter thereafter until full repayment of the Bank debt, the Company will be required to comply with the following financial covenants:

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

In addition, the 2006 Restructuring Agreement also contains certain negative covenants, including, among others, negative covenants that require the Company to refrain from:

(i)	encumbering any of its assets (other than those specifically permitted by the 2006 Restructuring Agreement);

(ii)	incurring additional debt in excess of $30,000;

(iii)	entering into or approving any merger, consolidation, or scheme of reconstruction; making certain acquisitions;

(iv)	entering into certain transactions with related parties;

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8       -     BANK DEBT (Cont.)

d.	Financial covenants: (Cont.)

(v)	declaring, or paying any dividend prior to the date the principal amount of the loan is less than $40,000; and
(vi)	disposing of assets, except as permitted under the 2006 Restructuring Agreement.

As of December 31, 2012 and 2013, the Company met the above bank covenants.

The Company has considered the restructured Bank debt under the criteria of, and has accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136,522, and compared it to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of December 31, 2011, 2012 and 2013 was an annual rate of 0.92%, 1.17% and 1.05% respectively. The changes in the effective interest rates in respect of the above dates resulted mainly from changes in LIBOR rates.

During the years ended December 31, 2012 and 2013, the Company made principal repayments of $15,133 and $10,266, respectively and incurred interest in amounts of $4,055 and $3,613, respectively, of which amounts of $1,250 and $891 respectively, were recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

The Bank debt is secured by substantially all of the Company's assets - See Note 11.

e.	Credit Facility:

As part of the Company’s 2012 December Amendment, on December 24, 2012 the Bank made available to the Company a one-year revolving credit line in the amount of $5,000, which can be drawn upon from time to time for general corporate purposes up to December 31, 2013 which was extended for additional one year period, till December 31, 2014. The interest rate for borrowings under the revolving credit line is three month LIBOR rate plus 5.50%. The financial covenants for the Long term debt as reflected in (d) above also cover the credit line. As of December 31, 2012, and 2013 the Company had not borrowed any amounts under the credit line.

In December 2013 the Bank made available to the Company an additional one year revolving credit line in the amount of NIS 5,200 thousands  which can be drawn upon the Company needs from time to time for general corporate purpose. The company currently utilize NIS 1,900 thousands for guaranties. The interest for borrowing under the revolving credit line will be determined based on the purpose of such borrowing.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

 NOTE 9:     -      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2013

Payroll and related expenses	$13,570	$14,485
Income taxes including the provision for uncertain tax positions	740	650
Professional services	1,497	1,748
Warranties	5,389	4,985
VAT, sales and consumption taxes	1,462	1,137
Commissions (external)	473	617
Royalties	1,363	1,413
Fair value of financial derivatives	461	808
Accrued expenses	11,416	13,570
	$36,371	$39,413

NOTE 10:   -     OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2013

Deferred tax liability (1)	$10,084	$11,325
Provision for uncertain tax position	4,645	4,985
Fair value of financial derivatives	1,369	2,028
Other	644	817
	$16,742	$19,155

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

NOTE 11    -      COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2022. Lease and rental expenses for the years 2011, 2012 and 2013 amounted to $8,103, $8,362, $7,704, respectively. Future minimum annual lease payments under operating lease agreements as of December 31, 2013 are as follows:

	Rental of premises	Lease of motor vehicles

2014	$3,918	$2,040
2015	3,123	1,657
2016	2,553	971
2017	2,494	72
2018	2,079	14
Thereafter	2,112	-
	$16,279	$4,754

b.	The Company outsourced its IT related services for an eight-year period which ended on April 2013. Commencing May, 2013 the Company insourced these IT services.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11    -     COMMITMENTS AND CONTINGENCIES (Cont.)

c.
As of December 31, 2013, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $3,007, of which approximately $2,352 related to facilities and the remaining amount related to car leases and other miscellaneous guarantees.

d.	Royalty payments:

The Company is a party to various licensing agreements, which require it to pay royalties on certain product sales and based on the location of the manufacturing site at various rates, ranging from 2.0% to 7.5% of the net selling price of such products.

Commencing 2013 the Company resumed its participation in programs sponsored by the Office of the Chief Scientist ("OCS") for the support of research and developments activities. Prior to the 2013 participations, the Company participated in such programs and the last participation received was in 1998. During 2013 the Company received an approval from the OCS for participation in its research and developments budgets for certain activities for the years ending December 31, 2012 and 2013. Pursuant to such programs being approved, the OCS participates in up to 50% of the approved program. However the amounts under those programs approved, have not been received yet, and are subject to the completion of the OCS review, see below. In connection with the OCS participation, the Company is obligated to pay royalties to the OCS, calculated at the rate of 3%-5% of sales of the products developed with the OCS’s participation, of up to 100% of the grant received linked to the US dollar and bearing annual interest at a rate of LIBOR.

In connection with OCS’s participations prior to 2013, the OCS is currently carrying out a full review of all royalties paid, or to be paid, by the Company. During August 2013 the OCS’s provided a demand letter for royalties payment in the amount of approximately $1,750 related to OCS participations prior to 2013. The Company believes that the majority of the programs mentioned in the OCS’s demand letter dated August 2013, did not generate and will not generate future revenues and therefor it is not obligated to pay royalties. For those programs that did generate revenues the Company provided an accrual.

As of December 31, 2013 the contingent obligation related to royalty-bearing participations already received is approximately $4,930 out of which $378 is related to OCS participation received during 2013.

For the years ended December 31, 2011, 2012 and 2013, the Company incurred royalty expenses in amounts of $2,133, $2,232 and $2,077, respectively, recorded in cost of goods sold line item in the statement of operations.

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

The Company currently intends to vigorously defend the claims described below, and any other legal claims to which it is subject. While the outcome of litigation is difficult to predict, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly).

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11    -     COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal contingencies (Cont.):

Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

Lawsuits against Alma Lasers:

On June 28, 2007, the Company filed a lawsuit for patent infringement against Alma Lasers Ltd. and Alma Lasers, Inc. (individually and jointly, “Alma”) in the U.S. District Court for the Northern District of Illinois, claiming that Alma's light-based cosmetic treatment systems, including the Harmony platform, infringe seven of the Company's U.S. patents. The Company also alleged that Alma’s activities constitute willful infringement of these patents. On September 2, 2010, the parties entered into a settlement agreement, whereby Alma paid to the Company $6,500 in return for a license to the Company's patent portfolio in the aesthetic field, and the infringement action against Alma was accordingly dismissed. However, the settlement of this infringement action in the U.S. District Court does not in any way affect the lawsuit that was filed by the Company against Alma and its founders in the Israeli courts (see below).

On March 26, 2008, the Company also filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of the Company’s trade secrets and technology and the use of such technology in certain products of Alma, which are sold worldwide. On April 26, 2010, the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court. On May 26, 2013, the parties entered into a settlement agreement, whereby Alma and the infringement action against Alma Lasers Ltd. and its founders were accordingly dismissed. The settlement result was recorded as part of the “Legal settlement, net” line item in the consolidated statement of operations.

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, the Company was served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece with a complaint claiming compensation for damages that were allegedly caused by the

Malfunction of a “Photoderm” machine sold by the Company’s agent, K.P. Parpas Hellas Aesthetic And Medical Equipment- Services-Products S.A. The complaint alleged damages in the amount of 1,235 thousand euros. The matter was tried by the Court of First Instance of Athens and the claims against the Company were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in the Company's favor.

In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against the Company. The hearing on the appeal was held on February 21, 2011 and the final court ruling is scheduled for issuance at a further hearing scheduled for March 10, 2014.
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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11    -     COMMITMENTS AND CONTINGENCIES (Cont.)

Claim by Dr. Steven Bengelsdorf

On August 28, 2009, Dr. Steven Bengelsdorf filed a complaint in state court in Tennessee against Lumenis Inc. for breach of contract, negligence, fraudulent misrepresentation and violation of the Tennessee Consumer Protection Act. The complaint alleges that the Lumenis One product purchased by the plaintiff required numerous service calls. The complaint alleged damages in the approximate amount of $800. Dr. Bengelsdorf also claims that during one of the service calls, one of the Company's technicians deleted the patient database that was stored in the device. The case was moved to federal court on September 30, 2009. In December 2011, the parties entered into a final settlement agreement pursuant to which all claims related to the action were released and the lawsuit was dismissed.

Eagle Medical Systems Pvt Ltd. v. Lumenis Ltd. and Certain Subsidiaries

In October 2011, Eagle Medical Systems Pvt Ltd. (“Eagle”) instituted a “Suit for Accounts, Mesne Profits, Damages and Permanent Injunction” in the High Court of Delhi in New Delhi, India against the Company and certain subsidiaries with respect to an exclusive distributorship allegedly established by letter dated July 1, 2001 from ESC Medical Systems, Inc.  The claim alleges that an exclusive distributorship agreement was created and continues in force.  Eagle claims a commission on every sale in India since July 2001.  The complaint claims specified damages of 20,000,000 INR (approximately $300) and other damages to be determined by the court based on the actual sales in India. As a result, the Company is unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. At a hearing on January 24, 2014 the Company responded to a request to admit or deny original documents. The case has been set for further hearing on March 14, 2014, where the court is expected to frame the legal issues.  The Company denies all allegations of liability to Eagle and intends to vigorously defend this matter. The Company believes it recorded an adequate reserve with respect to this claim.

Dr. K. Sekar v. Lumenis Ltd. and Certain Subsidiaries

In October 2013, Dr. K. Sekar filed a complaint against the Company and certain subsidiaries with the National Consumer Disputes Redressal Commission in New Delhi.  The matter is listed for hearing before the National Commission on January 6, 2014. Dr. Sekar claims that a Lumenis product (the “system”) was sold to him in March 2012 by false representation. The complaint alleged damages in the approximate amount of $580. The Company denies Dr Sekar's claim in regards to the System's compatibility and intends to vigorously defend this matter.

Bernas Medical v. Lumenis Ltd

On December 25, 2013 Bernas Medical (“Bernas”), a distributor of the Company’s products in France, filed a complaint in Tel Aviv District Court in Israel against the Company claiming that the Company improperly terminated its distribution agreement with Bernas dated September 1, 2012. Bernas claims direct and indirect damages as a result of the termination in the amount of $1,100 (NIS 3.8 million). The Company is currently assessing the matter and intends to vigorously defend this claim.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11    -     COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal contingencies (cont.):

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

g.	Bank covenants:

See Note 8d.

NOTE 12    -      FINANCIAL EXPENSES, NET

	Year ended December 31,
	2011	2012	2013

Bank charges	$1,179	$1,331	$1,316
Interest and debt related expense	1,765	1,947	3,084
Change in fair value of derivative and embedded derivative	(992)	(1,089)	604
Exchange rate (gain) loss, net	2,204	(608)	543

Total expenses	4,156	1,581	5,547
Interest income	(431)	(117)	(85)
Total financial expenses , net	$3,725	$1,464	$5,462

NOTE 13    -      FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, its interest rate swap derivative instruments and its embedded derivative liability related to its facilities in Israel, at fair value using the market approach valuation technique. The fair value of foreign currency derivative contracts, interest rate swap derivative instruments and the embedded derivative liability are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Cash fee liability is classified within Level 3 as it is measured using valuation techniques with significant inputs which are unobservable in the market.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13    -     FAIR VALUE MEASUREMENTS (cont.)

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2012 and 2013  were presented on the Company's consolidated balance sheet as follows:

	December 31, 2012
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Foreign currency derivative instruments	$1,292	$-	$1,292	$-
Total assets	$1,292	$-	$1,292	$-

Liabilities:
Interest rate swap instruments	$(105)	$-	$(105)	$-
Foreign currency derivative instruments	(159)	-	(159)	-
Cash fee (*)	(282)	-	-	(282)
Lease embedded derivative	(1,566)	-	(1,566)	-
Total liabilities	$(2,112)	$-	$(1,830)	$(282)

	December 31, 2013
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Interest rate swap instrument	$449	$-	$449	$-
Foreign currency derivative instruments	196	-	196	-
Lease embedded derivative	301	-	301	-
Total assets	$946	$-	$946	$-

Liabilities:
Interest rate swap instruments	$(271)	$-	$(271)	$-
Foreign currency derivative instruments	(224)	-	(224)	-
Cash fee (*)	(182)	-	-	(182)
Lease embedded derivative	(2,341)	-	(2,341)	-
Total liabilities	$(3,018)	$-	$(2,836)	$(182)

(*)
The Company using the assistance of an independent valuation firm, determined the fair value for Cash fee related to the Company’s share price (see also note 8), using the Monte Carlo simulation model.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13    -     FAIR VALUE MEASUREMENTS (Cont.)

The following table summarizes the Cash fee activity where fair value measurements is estimated utilizing Level 3 inputs:

	December 31,
	2012	2013

Carrying value as of January, 1	$(501)	$(282)
Change to fair value included in finance expense	219	100
Carrying value as of period end	$(282)	$(182)

NOTE 14    -     SHARE CAPITAL

a.
In December 2006 and in June 2007, the Company raised $120,000 and $30,000, respectively from two major shareholders (the “Investors”). The amount of shares purchased by the Investors and their assignees in 2006 and 2007, including shares issued upon the exercise of their 2006 Warrants, were subject to adjustment for all losses, indemnities, liabilities and expenses exceeding, or not otherwise covered by, the Company's insurance coverage, in connection with a concluded investigation by the United States Securities and Exchange Commission, securities class action lawsuits (settled in 2008) and certain other matters relating, in whole or in part, to matters occurring prior to the closing of the 2006 purchase of shares (the “Relevant Amounts”). These adjustments were made by the issuance to the Investors and their assignees of additional ordinary shares for no additional consideration.

Pursuant to these adjustment provisions, on March 18, 2009, the Company issued 2,878,463 shares to the Investors and certain assignees. In addition, an adjustment was made to the exercise price under the 2,500,000 then outstanding warrants (see also c below) issued to the Investors in the 2006 transaction to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of such warrants was reduced to $8.53 per share (see also Note 14(d)).

b.
On June 25, 2009, the Company consummated a $15,000 equity financing, pursuant to several share purchase agreements (the “2009 Purchase Agreements”) entered into with each of its two major shareholders and a new external investor investing through two parallel funds, which provided for the sale and issuance by the Company to such investors of an aggregate of 1,604,278 of the Company's ordinary shares at a price of $9.35 per share The 2009 Purchase Agreements also provided for the grant by the Company to such investors of five-year warrants to purchase an aggregate of 802,139 of the Company's ordinary shares at an exercise price of $11.05 per share . The Company classified the warrants granted as equity instruments in accordance with ASC 815.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14     -    SHARE CAPITAL (Cont.)

b.	(Cont.)

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

2000 Share Option Plan (the “2000 Plan”)

The Company's 2000 Plan, as most recently amended in September 2006, permitted the grant, through July 2011, of stock options to directors, officers, employees and certain consultants and dealers of the Company and its subsidiaries. Although no further grants may be made under this plan, existing awards continue in full force in accordance with the terms under which they were granted.

Israel 2003 Share Option Plan (the “2003 Israel Plan”)

The Company's 2003 Israel Plan permits the grant, through March 2013, of stock options solely to directors, officers and employees of the Company and its subsidiaries who are residents of Israel. As of December 31, 2012, 235,294 ordinary shares were reserved for option grants under such plan. As of December 31, 2013 no further grants may be made under this plan, existing awards continue in full force in accordance with the terms under which they were granted.

2007 Share Incentive Plan (the “2007 Plan”)

The 2007 Plan permits the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to the Company's and its subsidiaries employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company. As of December 31, 2012, and 2013, 1,705,882 and 2,529,412 (as last amended in December, 2013) ordinary shares are reserved for option grants under such plan respectively.

During 2013 and 2012, the Company granted stock options pursuant to the 2007 Plan. Awards granted under the 2007 Plan are generally exercisable over four years.

On May 31, 2012, the Company’s board of directors extended the contractual term of stock options for the purchase of the Company’s shares that had been granted to our employees, including members of senior management, between December 1, 2006 and December 31, 2009, inclusive, from a term of seven years to a term of ten years from the respective date of grant.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14    -     SHARE CAPITAL (Cont.)

b.	(Cont.)

On December 11, 2012 the Company’s shareholders extended the contractual terms of stock options granted to its directors from a term of seven years to a term of ten years from the respective date of grant.

Such modification (extension of contractual terms) was accounted for pursuant to the guidance of ASC 718. The Company recognized compensation expenses relating to such modifications during the year ended December 31, 2012 in the amount of $1,503.

December 4, 2013, the Company’s board of directors adopted an amendment to the 2007 Plan, increasing the number of ordinary shares reserved for issuance under the 2007 Plan from 1,823,530 to 2,529,412 such number to be subject to an annual increase on the first day of each fiscal year during the term of the 2007 Plan, beginning on January 1, 2014, in an amount equal to the least of (i) 588,236 ordinary shares, (ii) two percent of the outstanding ordinary shares on the last day of the immediately preceding year, and (iii) an amount determined by the board of directors.

On December 30, 2013 the Company’s board of directors determined to increase the ordinary shares reserved for issuance under the 2007 plan by 235,295 from 2,529,412 to 2,764,707 effective January 1, 2014.

A summary of the status of the Company's option plans as of December 31, 2013 and 2012 and the changes during the years ended on that dates is presented below:

	Year ended December 31, 2012
	Amount of options (*)	Weighted average exercise price (*)	Aggregate intrinsic value

Options outstanding at beginning of year	1,736,822	11.48
Changes during the year:
Granted	879,529	10.29
Exercised	(147)	11.05
Forfeited or cancelled	(542,620)	12.75
Options outstanding at the year end	2,073,584	10.54	$2,587

Options vested and expected to vest at the year end	1,732,251	10.63	$2,385

Options exercisable at the year end	1,035,790	10.88	$1,973

(*) Adjusted to reflect reverse split and share dividend (see Note 19)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14    -     SHARE CAPITAL (Cont.)

b.	(Cont.)

	Year ended December 31, 2013
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of period	2,073,584	10.54
Changes during the period:
Granted	552,647	10.8
Exercised	(588)	22.44
Forfeited or cancelled	(264,310)	17.97
Options outstanding at the period end	2,361,333	9.78	14,041

Options vested and expected to vest at the period end	2,228,632	9.73	13,821

Options exercisable at the period end	1,255,494	9.12	8,762

The total intrinsic value for the options exercised during the year ended December 31, 2012 and 2013 was $0.

The options outstanding as of December 31, 2012 and 2013, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2012	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2012	Weighted average remaining contractual term	Weighted average exercise price
$		years	$		years	$

0– 9.99	1,019,426	4.22	8.7	917,516	4.17	8.70
10.00-14.99	1,023,648	6.18	10.50	87,764	2.80	12.50
15.00 and above	30,510	0.22	74.10	30,510	0.22	74.10
	2,073,584	5.13		1,035,790	3.94

                                (*) Adjusted to reflect reverse split and share dividend (see Note 19)

Range of exercise prices	Options outstanding as of December 31, 2013	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2013	Weighted average remaining contractual term	Weighted average exercise price
$		years	$		years	$

0 – 9.99	933,862	3.04	8.66	915,814	3.03	8.65
10.00 – 14.99	1,427,471	5.99	10.51	339,680	5.32	10.38
15.00 and above	-	-	-	-	-	-
	2,361,333	4.82		1,255,494	3.65

(*) Adjusted to reflect reverse split and share dividend (see Note 19)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14    -     SHARE CAPITAL (Cont.)

c.
In connection with the private placement completed in December 2006 (see also a above), the Company granted to its two major shareholders a five-year warrant to purchase 2,500,000 ordinary shares of the Company at an exercise price of $8.53 per share (as adjusted in 2009 (see a above) and Note 19).  On November 7, 2011, the major shareholders delivered notices of warrant exercise by way of a cashless exercise, in accordance with the terms of the warrants.  Based on the fair market value of the Company's ordinary shares as at December 31, 2011, as calculated by management, using the assistance of an independent valuation firm, the cashless exercise of the warrant resulted in the issuance to the major shareholders of 425,826 ordinary shares. Although the share certificates for these shares were not physically issued until 2012, the exercise was effective on November 7, 2011 (the date of delivery of the notice of exercise), entitling the major shareholders to those shares and all the accompanying rights as shareholders of the Company as of that earlier date.  Accordingly, the Company reflected such cashless exercise in its balance sheets and statements of changes in shareholders’ equity (deficiency) as of December 31, 2011.

d.
All outstanding options and warrants to purchase Ordinary Shares would, upon effectiveness of the reverse share split and the share dividend, further described in Note 19, become automatically adjusted to be treated identically to our outstanding shares. Therefore, all options and warrants would be exercisable for Ordinary Shares and in addition Ordinary B Shares, based on the share dividend ratio. Following the 180-day lock-up period connected with this offering that will begin on the offering date, all options and warrants will automatically become exercisable in their entirety for Ordinary B Shares, for such total number of shares equals the sum of the Ordinary Shares and Ordinary B Shares for which they were exercisable during the 180-day period.

NOTE 15    -     INCOME TAXES

a.	Measurement of taxable income:

Under Israeli law (the Income Tax (Inflationary Adjustments) Law, 1985), until 2007, the Company's results for tax purposes were adjusted annually as a result of changes in the Israeli Consumer Price Index (CPI)

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to such law that limits its scope starting in 2008, and thereafter. Starting in 2008, the Company's results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

In accordance with ASC 740-10-25-3, the Company has not provided deferred income taxes on the above difference between the functional currency and the tax basis of assets and liabilities.

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “Industrial Company”, as defined by Israel's Law for the Encouragement of Industry (Taxes), 1969, and, as such, the Company is entitled to certain tax benefits, including the amortization of costs relating to know-how and patents over eight years; accelerated depreciation; and the right to deduct public issuance expenses for tax purposes.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15    -     INCOME TAXES (Cont.)

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Certain of the Company's investment programs have been granted “Approved Enterprise” status under the Law.

Under the Law, the Company has elected the “alternative benefits” program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company's and its subsidiaries' facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the year in which the program commenced its operations or 14 years from the year of approval as an Approved Enterprise.

The entitlement to the above benefits is subject to the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

If the net retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program under the law (currently, such tax rate is 25% of any gross dividend).

As of December 31, 2013, the Company had derived approximately $204,072 derived from tax-exempt profits earned by its “Approved Enterprise” status prior to and including 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company's “Approved Enterprise” status.

Income of the Company from sources other than an “Approved Enterprise” during the benefit period will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the “2005 Amendment”) that has significantly changed the provisions of the Original Law (the “Original Law”). Generally, investment programs of the Company that already obtained an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the “Investment Center”) prior to the effective date of the 2005 Amendment will continue to be subject to the Original Law's provisions. With respect to the Law's “alternative benefit” program, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a “Privileged Enterprise”, rather than an “Approved Enterprise”, as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise status.

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the “Programs”).

The Company's benefit period related to its first, second, third, fourth and fifth investment programs has ended; therefore, the Company's income attributable to these investment programs is no longer entitled to tax benefits. The tax benefits attributable to the Company's current programs under the Approved Enterprises status are scheduled to gradually expire through 2014.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15     -     INCOME TAXES (Cont.)

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”) (Cont.):

The Company's Israeli tax return for 2008, submitted to the Israeli Tax Authority (the “ITA”) in 2009, included a notice by the Company opting for 2008 as the Year of Election of its “Privileged Enterprise” status under the 2005 Amendment. However, the period of tax benefits for the Privileged Enterprise status for the Company did not commence at that time due to the Company's then-current losses. The tax benefits attributable to the Company's current Privileged Enterprises status are due to expire in 2019.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The amendment was enacted as of January 1, 2011. Under the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire “Preferred Income”. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

On July 30, 2013 the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013. As part of the legislation, the corporate tax rate has increased to 26.5% as from January 1, 2014 and thereafter and the Law for the Encouragement of Capital Investments was amended so that the tax rate applicable to a preferred enterprise in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate of 15%.

As of December 31, 2013 the Company decided not to opt to apply the amendment.

d.	Tax assessments:

The Company files income tax returns in various jurisdictions with varying statutes of limitations.

On September 16, 2009, the Company reached a settlement with the Israeli Tax authorities (the “ITA”). The terms of the settlement included the finalizing of the Company's Israeli tax assessments for fiscal years 2000 through 2003 in an amount of $2,100, which resulted in a refund to the Company of $6,600. In addition, the Company waived its tax losses from the fiscal years 2003 and earlier.

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

In addition, the Company will be able to utilize net operating losses carry forward subject to Section 382 of the US Internal Revenue Code and the expiration schedule of such losses in the total amount of approximately $51,000.

In august, 2013 the Company's subsidiary in Germany received final tax assessments for the years 2008-2010, with no material impact on the Company’s consolidated financial statements.

In December 2011, the Company's subsidiary in India received final tax assessments for the year 2008, with no material impact on the Company’s consolidated financial statements. As of December 31, 2013 the Company’s subsidiary in India is under examination by the Indian tax authorities for 2009.

In January 2013, the Company's subsidiary in France received final tax assessments for the years 2007-2009, with no material impact on the Company’s consolidated financial statements.

The Company's subsidiary in Hong Kong is open for assessment since 2005, and the Company's subsidiary in China is open for assessment since its year of incorporation, 2006.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15    -     INCOME TAXES (Cont.)

e.	Corporate tax rates in Israel:

The corporate tax rate in Israel for 2010 was 25%. In 2011, following the Amended Legislation for Implementing the Economic Plan for 2009 and 2010, the corporate tax rate in Israel was 24%.

The Tax Burden Distribution Law of 2011 set the corporate tax rate at 25% for 2012 and 2013. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter

f.	Net operating loss carry-forwards:

As of December 31, 2013, the Company had carry-forward operating and capital tax losses totaling approximately $229,509 and $38,476, respectively, out of which approximately $148,201 and $38,476 respectively, were attributed to Israel, which can be carried forward indefinitely and operating losses in the amount of $72,510 were attributed to the U.S. subsidiary, which can be carried forward up until 2033.

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

The above-noted limitation on the use of carry-forward tax losses applies for a period of eight years commencing with the tax year immediately following the merger and through December 31, 2014.

g.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2013

Deferred tax assets:
Net operating loss carry-forwards	$76,615	$77,325
Accrued employees costs	1,529	1,673
Reserves and allowances	5,766	6,118
Intangibles	3,577	1,564
Restructured loan (see Note 8)	1,621	1,569
Research and development expenses	4,531	5,895
Other	1,764	1,902
Deferred tax assets before valuation allowance	95,403	96,046
Valuation allowance	(91,175)	(91,633)
Deferred tax assets	$4,228	$4,413

Deferred tax liabilities:
Goodwill	$(10,084)	$(11,325)

Deferred tax liabilities	$(10,084)	$(11,325)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15    -     INCOME TAXES (Cont.)

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

h.	A reconciliation of the Company's effective tax expense to the Company's theoretical statutory tax expense) is as follows:

	Year ended December 31,
	2011	2012	2013

Income before taxes on income, as reported in the consolidated statements of operations	$1,696	$7,849	$20,151

Statutory tax rate in Israel	24%	25%	25%

Theoretical tax expense	$407	$1,962	$5,038
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	870	(1,324)	(4,249)
Differences in tax rates	173	423	352
Taxes in respect of prior years	329	168	23
Non-deductible expenses	406	917	867
Uncertain tax position	(1,213)	(1,370)	579
Other	34	76	148
Actual tax expense	$1,006	$852	$2,758

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$(846)	$3,339	$15,978
Foreign	2,542	4,510	4,173
	$1,696	$7,849	$20,151

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current (including the impact of ASC 470)	$(445)	$42	$1,965
Deferred	1,451	810	793
	$1,006	$852	$2,758

Domestic	$41	$(2,313)	$190
Foreign	965	3,165	2,568
	$1,006	$852	$2,758

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:   -     INCOME TAXES (Cont.)

k.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2012	2013

Opening balance	$6,119	$4,694
Increases related to prior year tax positions	784	213
Decreases related to prior year tax positions	-	(204)
Increases related to current year tax positions	513	478
Settlements	(2,381)	-
Decreases related to lapses of statute of limitations	(341)	(112)
Closing balance	$4,694	$5,069

The balance of total unrecognized tax benefits at December 31, 2013, is $5,069 which, if recognized, would affect the effective tax rate in the Company's statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011, 2012 and 2013, the Company recorded $(29), $296 and $213, respectively, for interest and penalties expenses (income) related to uncertain tax positions. The accrued interest and penalties at December 31, 2012 and 2013 are $4,282 and $4,495, respectively.

NOTE 16:   -     BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	2011	2012	2013

Numerator:
Net income available to shareholders of Ordinary shares	$690	$6,997	$17,393

Denominator:
Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury share	28,572,904	28,981,623	28,982,356
Effect of dilutive securities:
Employee stock options	243,779	176,451	391,641
Warrants	706,747	228,339	514,785
	29,523,430	29,386,413	29,888,782

(*) Adjusted to reflect reverse split and share dividend (see Note 19).

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17     -     SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

In accordance with ASC 280, operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM are the Chief Executive Officer (“CEO”) and the Chief Financial Officer (CFO).

The Company has three operating segments (which are also its reportable segments) in accordance with ASC 280, “Segment Reporting”, namely, the development, manufacturing, marketing sale and service of energy-based medical systems and appliances for:

•	Surgical applications, primarily ear, nose and throat treatment, benign prostatic hyperplasia, urinary lithotripsy, gynecology, gastroenterology and general surgery.

•
Aesthetic applications, primarily dermatology, plastic surgery, photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne and treatment of burns and scars.

•	Ophthalmic applications, primarily open angle glaucoma, angle-closure glaucoma ,various retinal pathologies and secondary cataracts.

b.	Financial data relating to reportable operating segments:

(1).	The following financial information is the information that the CODM uses for analyzing the Company's results. The Company presents segment information based on its reporting business units:

	Year ended December 31, 2011
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (*)	Consolidated

Revenues	$89,801	$62,279	$94,902	$-	$246,982

Gross profit	47,517	24,771	40,332	(104)	112,516

Operating expenses	35,476	26,955	42,593	2,071	107,095
Operating income (loss)	$12,041	$(2,184)	$(2,261)	$(2,175)	$5,421

(*)
Unallocated expenses are primarily related to stock-based compensation expenses amounted $747, expense from legal settlement with third parties amounted $766 and other non-recurring expenses amounted $662.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17     -     SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

b.	Financial data relating to reportable operating segments: (Cont.)

(1)       (Cont.)

	Year ended December 31, 2012
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (*)	Consolidated

Revenues	$95,962	$62,141	$90,487	$-	$248,590

Gross profit	52,829	27,209	43,641	(413)	123,266

Operating expenses	42,439	26,535	41,721	3,258	113,953
Operating income (loss)	$10,390	$674	$1,920	$(3,671)	$9,313

(*)	Unallocated expenses are primarily related to stock-based compensation expenses amounted $3,285 and other non-recurring expenses amounted $386.

	Year ended December 31, 2013
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (income) (*)	Consolidated

Revenues	$104,693	$60,313	$100,350	$-	$265,356

Gross profit	62,162	26,114	53,789	44	142,109

Operating expenses	49,052	25,669	47,015	(5,240)	116,496
Operating income	$13,110	$445	$6,774	$5,284	$25,613

(*)	Unallocated expenses are primarily related to stock-based compensation expenses amounted $1,954 income from settlement with third parties amounted $6,692 and other non-recurring income amounted $546

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17    -     SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

b.	Financial data relating to reportable operating segments: (Cont.)

(2)	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2011
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$35,004	$33,324	$45,501	$43,521	$157,350
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$1,008	$699	$1,066	$-	$2,773
Depreciation and amortization	$1,631	$1,157	$1,763	$-	$4,551

	Year ended December 31, 2012
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$38,027	$29,608	$35,834	$31,437	$134,906
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$930	$602	$2,363	$-	$3,895
Depreciation and amortization	$1,561	$1,237	$2,068	$-	$4,866

	Year ended December 31, 2013
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$42,323	$27,057	$35,229	$51,619	$156,228
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$1,183	$681	$1,760	$-	$3,624
Depreciation and amortization	$1,476	$1,348	$2,848	$239	$5,911

c.	Geographic information:

The total revenues are attributed based on the bill-to geographic location of the customers’:

	Year ended December 31, 2011
	Americas (*)	EMEA	APAC (**)	Japan	Consolidated

Revenues	$94,161	$48,157	$60,349	$44,315	$246,982
Total long-lived assets	$2,749	$4,542	$1,465	$1,076	$9,832
Goodwill	$37,009	$13,208	$-	$-	$50,217

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17     -     SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

	Year ended December 31, 2012
	Americas (*)	EMEA	APAC (**)	Japan	Consolidated

Revenues	$92,446	$42,536	$74,969	$38,639	$248,590
Total long-lived assets	$2,808	$6,196	$1,377	$1,003	$11,384
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2013
	Americas (*)	EMEA	APAC (**)	Japan	Consolidated

Revenues	$92,209	$47,792	$86,125	$39,230	$265,356
Total long-lived assets	$2,960	$7,384	$1,679	$864	$12,887
Goodwill	$37,009	$13,208	$-	$-	$50,217

(*) Mainly U.S.
(**) Mainly China

NOTE 18:   -     SUBCONTRACTORS

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

NOTE 19:   -     SUBSEQUENT EVENTS

a.
In order to facilitate the offering , the Company  will implement a recapitalization by creating a second class of ordinary shares, designated as ordinary B shares (“Ordinary B Shares”), which shall vote with and possess rights identical to those of the Company's existing ordinary shares (“Ordinary Shares,” and collectively with Ordinary B Shares, “Shares” or “shares”).  The Shares of the Company to be offered and listed in the Offering and Listing will be Ordinary B Shares. The issued and outstanding Ordinary Shares shall automatically convert into, or be reclassified as (subject to determination by our board of directors (the “Board”)), Ordinary B Shares on a 1:1 basis in their entirety, on the 181st day after the public offering date set forth on the final prospectus for the Offering (as may be extended under certain circumstances), or, if occurring sooner, (partially, on a pro rata basis, based on a decision by the Board.

As part of the recapitalization, the  board determined on February 13, 2014 a reverse split at a ratio of 8.5 for 1, effective as of February 14, 2014.

Accordingly, all ordinary shares, options, warrants, per share data and exercise prices included in these financial statements for all periods presented have been retroactively adjusted to reflect the 8.5 for 1 reverse share split .

In addition, on February 13, 2014 the  board authorized a 12.5% pro rata share dividend in Ordinary B Shares,  to be effective as of February 24, 2014 to shareholders of record as of February 24, 2014 (the "X day").

Share dividends are assigned a value based on the X day fair value and recorded against accumulated deficit. The par value of a share dividend declared and issued is recorded as Ordinary B Shares and the remaining value is recorded as additional paid-in capital.

Basic and diluted per-share information presented in the consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the share dividend.

The outstanding share data, accumulated deficit and additional paid in capital as of December, 31, 2013 have been adjusted to reflect the 12.5% share dividend described above.