Form 20-F
period 2014-12-31
LUMENIS LTD
filed 2015-04-02
CIK 1004945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-36322

LUMENIS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of Incorporation or Organization)

P.O. Box 240, Yokneam 2069204, Israel
(Address of Principal Executive Offices)

Ido Warshavski, Adv.
Telephone number: 011 972 4 959 9054;
E-mail address: ido.warshavski@lumenis.com;
Facsimile number: 011 972 4 959 9355
Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Ordinary B Shares, par value NIS 0.85	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:

35,979,294 Ordinary B Shares, par value NIS 0.85

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

Large accelerated filer ☐          Accelerated filer ☒            Non-accelerated filer ☐

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

Yes ☐   No ☒

TABLE OF CONTENTS

Page

TABLE OF CONTENTS		3
USE OF TRADE NAMES		4
CERTAIN TERMS		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.	5
ITEM 3.	KEY INFORMATION.	5
A.	Selected Financial Data.	5
D.	Risk Factors.	8
ITEM 4.	INFORMATION ON THE COMPANY.	30
A.	History and Development of the Company.	30
C.	Organizational Structure.	49
D.	Property, Plants and Equipment.	50
ITEM 4A.	UNRESOLVED STAFF COMMENTS.	51
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51
A.	Operating Results.	51
B.	Liquidity and Capital Resources.	67
C.	Research and Development, Patents and Licenses, Etc.	70
D.	Trend Information.	70
E.	Off-Balance Sheet Arrangements.	70
F.	Tabular Disclosure of Contractual Obligations.	71
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	71
A.	Directors and Senior Management.	71
B.	Compensation.	76
D.	Employees.	88
E.	Share Ownership	89
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	90
A.	Major Shareholders	90
B.	Related Party Transactions.	91
ITEM 8.	FINANCIAL INFORMATION.	93
A.	Consolidated Statements and Other Financial Information.	93
B.	Significant Changes.	94
ITEM 9.	THE OFFER AND LISTING.	95
A.	Listing Details.	95
C.	Markets.	95
ITEM 10.	ADDITIONAL INFORMATION.	96
B.	Memorandum and Articles of Association.	96
C.	Material Contracts.	100
D.	Exchange Controls.	100
E.	Taxation.	100
H.	Documents on Display.	106
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	107
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	109
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.	109
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	109
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	110
ITEM 16B.	CODE OF ETHICS.	110
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	111
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	111
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	111
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.	111
ITEM 16H.	MINE SAFETY DISCLOSURE.	112
ITEM 17.	FINANCIAL STATEMENTS.	112
ITEM 18.	FINANCIAL STATEMENTS.	112
ITEM 19.	Exhibits.	113
SIGNATURES		115

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

CERTAIN TERMS

In this annual report, unless the context otherwise requires:

•
references to “Lumenis”, the “Company”, the “Registrant”, “us”, “we” and “our” are to Lumenis Ltd., an Israeli company, and, unless the context indicates otherwise, its consolidated subsidiaries and companies acquired by it;

•	references to “ordinary shares” are to the Company’s Ordinary Shares, par value NIS 0.85 per share (all of which were reclassified as ordinary B shares on August 26, 2014);

•	references to “ordinary B shares” are to the Company’s Ordinary B Shares, par value NIS 0.85 per share;

•
references to the “offering” refer to the public offering of our ordinary B shares, which closed (in primary part) on March 4, 2014 and (with respect to the underwriters’ option to purchase additional ordinary B shares from certain selling shareholders) on March 26, 2014;

•	references to the “listing” refer to the listing of our ordinary B shares on NASDAQ, which occurred concurrently with the offering;

•	references to the “Restructuring Agreement” are to the bank debt restructuring agreement (as amended) entered into on September 29, 2006, by the Company and Bank Hapoalim B.M., referred to as the Bank

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “FDA” are to the United States Food and Drug Administration;

•	references to the “IRS” are to the United States Internal Revenue Service;

•	references to “NASDAQ” are to the Nasdaq Global Select Market ; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A.       Selected Financial Data.

The following table sets forth our selected consolidated financial data, which is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data at December 31, 2013 and 2014, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data at December 31, 2010, 2011 and 2012 has been derived from previously published audited consolidated financial statements, which are not included in this annual report. This selected consolidated financial data should be read in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Products	$189,149	$199,714	$198,811	$213,799	$235,870
Services	48,581	47,268	49,779	51,557	53,849
Total revenues	237,730	246,982	248,590	265,356	289,719
Cost of revenues:
Products	95,532	106,240	97,150	96,100	107,651
Services	28,207	28,226	28,174	27,147	27,219
Total cost of revenues	123,739	134,466	125,324	123,247	134,870
Gross profit	113,991	112,516	123,266	142,109	154,849
Operating expenses:
Research and development, net	16,363	16,526	18,497	22,188	21,618
Selling and marketing	69,725	72,891	75,010	81,294	88,580
General and administrative	17,813	16,912	20,446	19,706	23,435
Legal settlements, net	(1,981)	766	—	(6,692)	—
Operating income	12,071	5,421	9,313	25,613	21,216
Finance expense, net	3,880	3,725	1,464	5,462	6,580
Income before taxes on income	8,191	1,696	7,849	20,151	14,636
Taxes on income	2,446	1,006	852	2,758	1,911
Net income	5,745	$690	$6,997	$17,393	12,725
Earnings per share attributable to ordinary shareholders (1) :
Basic	0.20	$0.02	$0.24	$0.60	0.37
Diluted	0.20	$0.02	$0.24	$0.58	0.36
Weighted average number of ordinary shares used in computing earnings per share:
Basic	28,501	28,573	28,982	28,982	34,552
Diluted	29,080	29,523	29,386	29,889	34,986

(1)
Basic and diluted earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2(p) and 16 to our audited consolidated financial statements included elsewhere in this annual report.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits	$46,874	$38,498	$27,103	$42,811	$105,590
Current assets	141,979	136,602	112,922	131,947	202,934
Total assets	216,427	207,567	185,123	206,445	277,654
Current liabilities	98,089	103,464	82,567	100,516	107,165
Short-term restructured debt	12,298	17,730	13,002	17,493	16,836
Long-term restructured debt	100,449	82,714	69,503	52,024	35,188
Total liabilities	229,367	218,168	185,321	188,745	177,142
Total shareholders’ equity (deficiency)	(12,940)	(10,601)	(198)	17,700	100,512

The following table summarizes segment data for the year ended December 31, 2014 which is derived from Note 17 to our audited consolidated financial statements presented elsewhere in this annual report and the reconciliation to adjusted EBITDA.

	Year ended December 31, 2014
	Surgical business segment	Ophthalmic business segment	Aesthetic business segment	Unallocated expenses (1)	Consolidated Results of Operations
	(in thousands)
Revenues	$110,189	$58,961	$120,569	$-	$289,719
Gross profit	65,684	25,620	63,710	(165)	154,849
Operating expenses	50,115	25,754	53,708	4,056	133,633
Operating income (loss)	$15,569	$(134)	$10,002	$(4,221)	$21,216
Depreciation and amortization					6,994
Stock-based compensation					2,776
Legal settlements, net and other non-recurring expenses					1,444
Adjusted EBITDA (2)					$32,430

(1)	Unallocated expenses are primarily related to stock-based compensation, legal settlements and other non-recurring (income) expenses.

(2)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to net income, see “— Non-GAAP Financial Measures” below.

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

The following table presents a reconciliation of net income to adjusted EBITDA for the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$6,997	$17,393	$12,725
Taxes on income	852	2,758	1,911
Financial expenses, net	1,464	5,462	6,580
Income from operations	9,313	25,613	21,216
Depreciation and amortization	4,866	5,911	6,994
Stock-based compensation	3,285	1,954	2,776
Legal settlements, net and other non-recurring (income) expenses	380	(7,475)	1,444
Adjusted EBITDA	$17,844	$26,003	$32,430

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

Pharmaceutical alternative treatments compete vigorously with traditional laser procedures, such as those carried out with our products, particularly in the ophthalmic segment. Some pharmaceutical companies, academic and research institutions, or others, may develop new, noninvasive therapies that are more effective, more convenient or less expensive than our current or future products. The introduction of new technologies, along with these new therapies could result in increased competition or make our products obsolete. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Consolidation in our industries may make it more difficult for us to compete.

The trend towards consolidation has increased, and may continue to increase, the intensity of the competition in our industries. Recently, our competitors in the aesthetic market have acquired other companies that operate within such market- Syneron acquired Ultrashape in March 2012, Cynosure acquired Palomar in June 2013 and Ellman International in September 2014, Valeant Pharmaceuticals acquired Solta Medical in January 2014 and Merz acquired Ulthera in July 2014. In the surgical market, in March 2015 Boston Scientific has announced a definitive agreement for the acquisition of the urology portfolio of American Medical Systems. If this trend continues, we will be forced to compete primarily against larger competitors with greater resources and distribution networks. The acquisition of a competitor by a major corporation seeking to enter our markets has a similar effect, resulting in a competitor with substantially greater resources than ours. We cannot give assurances that we will be able to identify suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially reasonable terms or at all. If consolidation in our industries advances further and we are unable to effect mergers or acquisitions of our own, our inability to obtain capital and other resources that are comparable to those possessed by our larger competitors, could have a material adverse effect on our business, financial condition and results of operations.

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

We depend on third-party suppliers, including sole source suppliers, for key components used in our products, subassemblies and systems.

Certain key components used in our products, subassemblies and systems are manufactured or assembled by a limited number of suppliers or subcontractors. We currently rely on a single third- party supplier in Israel to manufacture and assemble products that accounted for approximately 24% of our revenues in the year ended December 31, 2014. If this manufacturer experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with this manufacturer, certain of our sales may be disrupted until we replace this supplier. Components from any supplier may not be available in the future.

Additionally, due to their sophisticated nature, certain components must be ordered more than six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and generally a three- to six-month estimate of future orders.

There are further risks associated with suppliers, even with regards to those products, subassemblies and systems that are provided by a number of suppliers, including, among other things:

●	if we experience an increase in demand for our products, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand;

●	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

●
suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

●	we may experience production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

●	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

●	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems; and

●	fluctuations in demand for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner.

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

Our customers and potential customers, particularly in our aesthetic segment, frequently require delivery of products within a relatively short timeframe. This is due to factors such as end-of-year tax benefits, budget considerations and the timing of business opportunities. Additionally, we manufacture certain of our products within a relatively short time frame, and in certain instances, we manufacture our products to be available “on the shelf” for immediate delivery. In order to meet such deadlines, we must accurately predict the demand for our products, the product mix and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on various factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. However, due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which has in the past and could in the future lead to inventory obsolescence, and may increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. Conversely, if we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, strain our relationship with our existing customers and damage our reputation. As a consequence, we may lose future sales to such customers or to potential customers. Any of these occurrences would negatively affect our revenues, business and operating results and could have a material adverse effect on our business, financial condition and results of operations.

Our markets are characterized by evolving technological standards and changes in customer requirements, and we may not be able to react to such changes and introduce new product platforms in a timely manner.

Our markets, in particular the aesthetic market, are characterized by extensive research and development, technological change, frequent modifications and enhancements, innovations, new applications, evolving industry standards and changes in customer requirements. Our future growth depends in part on our ability to introduce new products, as well as to introduce other product enhancements that address customer needs. These goals require us to design, develop, manufacture, assemble, test, market and support these new platforms or enhancements on a timely and cost-effective basis. It also requires continued substantial investment in research and development.

During each stage of the research and development process we encounter obstacles that may delay development and consequently increase our expenses. This may ultimately force us to abandon a potential product in which we have already invested substantial time and resources. Technologies in development could prove to be more complex than initially understood or not scientifically or commercially viable. Further, our competitors may be first to introduce new products and consequentially dominate large new markets in the industries in which we operate.  Even if we develop new products and technologies ahead of our competitors, we will still need to obtain the requisite regulatory approvals for such products, including from public agencies, such as the FDA, before we can commercially distribute them. We cannot assure you that we will successfully identify new technological opportunities, develop and bring new or enhanced products to market, obtain sufficient or any patent or other intellectual property protection for such new or enhanced products or obtain the necessary regulatory approvals in a timely and cost-effective manner, or, if such products are introduced, that those products will achieve market acceptance. Our failure to do so or to address the technological changes and challenges in our markets could have a material adverse effect on our business, financial condition and results of operations.

Improvements in our overall profitability will be adversely affected if we are unable to improve our gross margins and our operating leverage.

In order to improve our overall profitability, we will need to continue to improve our gross margins with a particular focus on our ophthalmic and aesthetic segments. In order to achieve this we intend to, among other things, continue reducing costs of products and manufacturing through better sourcing and enhanced design of our products. We will also continue to focus on execution and maximizing operating leverage. There can be no assurance that our actions to improve our gross margins and operating leverage will be successful. If we are unable to achieve these goals, then our overall profitability and future prospects may be harmed.

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

In addition, some of our products are combined with products from other vendors, which may contain defects that are sometimes difficult to identify the source of a defect. There are also risks of physical injury to a patient when treated with one of our products, even if a product is not defective.

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

Our success depends to a significant extent upon the continued service of our key senior management and sales, technical and scientific personnel. We have experienced and may continue to experience employee and management turnover for several reasons, including the strategic transformation introduced by our management starting in 2012 and the initial public offering we completed in March 2014. Competition for qualified personnel in our industry is intense and finding and retaining qualified personnel with experience in our industry is challenging. Our business could be materially adversely affected by the loss of the services of any of our existing key personnel. We cannot assure you that we will continue to be successful in hiring and retaining properly trained and experienced personnel. Our inability to attract, motivate, train and retain qualified new personnel could result in loss of critical know-how and pose a risk to the success of existing and future projects, which consequently may have a material adverse effect on our business and results of operations. Additionally, a significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in the price of our ordinary B shares could make it difficult for us to retain our employees and recruit additional qualified personnel.

Exchange rate fluctuations between the U.S. dollar and other currencies, mainly the Shekel, Euro and JPY, may adversely affect our results of operations.

The U.S. dollar is our functional and reporting currency.  However, a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in shekels, and a portion of our expenses is denominated in other currencies, in particular the euro, the Japanese yen and the Chinese yuan.

As a result, we are exposed to the risk that the U.S. dollar will devalue in relation to the shekel or, if the shekel instead devalues in relation to the U.S. dollar, that the rate of inflation in Israel will exceed the rate of devaluation of the shekel in relation to the U.S. dollar or other currencies or that the timing of such devaluation will lag behind inflation in Israel. Such currency fluctuations would have the effect of increasing the dollar cost of our operations and would therefore have a material adverse effect on our dollar-measured results of operations. For example, the rate of devaluation of the U.S. dollar against the shekel was approximately 2.4% in 2012 and 7.0% in 2013, which was compounded by inflation in Israel at rates of approximately 1.6% and 1.8%, respectively, resulting in increasing the U.S. dollar cost of our operations in Israel. However, in 2014, the U.S. dollar appreciated against the shekel in approximately 11.8% which was compounded by deflation in Israel at a rate of approximately 0.2%, and had the effect of decreasing the U.S. dollar cost of our operations in Israel.

Furthermore, because a material portion of our non-U.S. revenues is denominated in currencies other than the U.S. dollar, in particular the euro and the Japanese yen, the strengthening of the U.S. dollar in relation to these currencies will negatively affect our results of operations. In 2013 and 2014, the U.S. dollar appreciated by 21.8% and 13.6%, respectively, relative to the Japanese yen, thereby adversely affecting the dollar value of our Japanese-based sales and related revenues during that period. Largely as a result of this depreciation, our revenues in Japan in the two years ended December 31, 2014 declined, particularly in the ophthalmic segment. In addition, in 2014 the U.S. dollar appreciated in relation to the euro by 11.8% compared to 4.5% devaluation in 2013, thereby adversely affecting the dollar value of our 2014 euro-denominated revenues.

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

We conduct our operations at our headquarters in Israel, as well as through our subsidiaries in Europe, the United States, Japan, China and Hong Kong, India, Singapore, Australia and Republic of Korea. Our revenues are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. During the year ended December 31, 2014, approximately 34.7% of our total revenues were from the Asia Pacific region, which we refer to as APAC, with the remainder divided among the Americas (approximately 32.2%); the Europe, Middle East and Africa region, which we refer to collectively as EMEA (approximately 20.2%); and Japan (approximately 12.9%). Less than 1% of our revenues were attributable to Israel, where our company is headquartered. We anticipate that international sales, and in particular sales to APAC, will continue to account for the substantial majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

●	the impact of earthquakes, floods and other natural disasters or occurrences adversely affecting local economies;

●	the impact of military or civil conflicts or other political risks;

●	disruption or delays in shipments caused by customs brokers or government agencies;

●	imposition by governments of controls that prevent or restrict the transfer of funds;

●	unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

●	difficulties in staffing and managing foreign operations;

●	preference for locally manufactured products;

●	longer accounts receivable collection periods and greater difficulties in their collection;

●	difficulties in protecting or enforcing patent, trademark and other intellectual property rights in certain foreign countries (especially in the APAC region), as described below; and

●	potentially adverse tax consequences resulting from changes in tax laws.

If we fail to overcome the challenges that we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating Primarily to our Location in Israel”.

Disruptions to our manufacturing activities may adversely affect our business and results of operations

The manufacture of our lasers and the related delivery devices is a highly complex and precise process. We assemble the majority of the critical subassemblies and our final products at our facilities in Yokneam, Israel, and Salt Lake City, Utah. We also have a small manufacturing and refurbishing center in China for key components of our ophthalmic products. We may experience manufacturing difficulties or disruptions, quality issues or capacity constraints, both in respect of existing products and with regard to new products that we may introduce. As a result, product shipments to our customers could be delayed or could contain products that do not conform to our production standards, which could have a material adverse effect on our business and results of operations.

Moreover, with the exception of outsourcing to certain suppliers, the manufacture of our aesthetic and surgical products and accessories takes place in our Yokneam facility and the manufacture of most of our ophthalmic products and accessories takes place in our Salt Lake City, Utah facility. Accordingly, we are highly dependent on the uninterrupted and efficient operation of these facilities. These facilities could be subject to a catastrophic loss as a result of natural disasters such as an earthquake, flood or wildfire. Other losses to the facilities may result from fires, accidents, work stoppages, power outages, acts of war or terrorism. See “ Risks Relating Primarily to Our Location in Israel – Political, economic and military instability in Israel and the Middle East may adversely affect our operations and may limit our ability to produce and sell our products” below. Any such loss at our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities, and our insurance might not be sufficient to cover such loss. Longer-term business disruptions could result in a loss of customers. Any such losses could have a material adverse effect on our business, financial condition and results of operations.

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

If we are unable to enter into service agreements with our customers, or if we experience difficulties in our service organization, our revenues may decline.

Our global service organization of over 220 employees supports the growth of our global customer base and provides us with an attractive recurring revenue stream. In the year ended December 31, 2014, we derived approximately 19% of our total revenues from the sale of services and customer support. Service and support for our products is generally provided under contractual maintenance agreements with our customers.  We depend on existing customers for additional future revenues from ongoing service and support related to our products. We further depend on new customers’ willingness to enter into service and maintenance agreements in the future. Disruptions in our service organization affecting the timing or quality of the services we provide may lead to the termination of such agreements with existing customers or reluctance of new customers to purchase our services. Further, a change in a customer’s business conditions could alter its purchasing plans and, as a result, our agreements may not be renewed or our customers may elect not to purchase service and support for our products. As a result, we may not generate significant revenues and cash flow from product maintenance in future periods.

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

Such acquisitions could also involve numerous risks, including:

●	problems combining the acquired operations, technologies (including IT systems) or products with our own;

●	unanticipated costs or liabilities;

●	adverse effects on existing business relationships with distributors, suppliers and customers;

●	entering markets in which we may have no or limited prior experience;

●	diversion of management’s attention from our core businesses; and

●	potential loss of key employees, particularly those of the purchased organizations.

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

As of December 31, 2014, we had a balance of $50.2 million allocated to goodwill in connection with various acquisitions made by us in previous years. Goodwill is tested for impairment annually or more frequently if impairment indicators are present. Should this testing reveal that there has been an impairment of the value of goodwill, it would be necessary to write down or write-off the amount of the impairment. A substantial impairment of goodwill could materially adversely affect our results of operations.

Global economic and social conditions have adversely affected, and may continue to adversely affect our business, financial condition and results of operations.

The uncertain direction and strength of the global economy, geopolitical uncertainties and other macroeconomic factors have adversely affected, and may continue to adversely affect our business, financial condition and results of operations.

Periods of economic downturns, adverse credit conditions, reduced capital spending and decreased consumer confidence may result in our customers having increased difficulty securing the financing necessary to purchase our products, which may lead to decreased purchasing and procurement activities and, consequentially, decreased sales. The market for aesthetic procedures and the market for our premium products can be particularly vulnerable to economic uncertainty, since the end-users of our products may decrease the demand for our products when they have less discretionary income or feel uneasy about spending their discretionary income. In the surgical market, in tight economic times when budget deficits are commonplace, hospitals and similar institutions may be less willing or unable to allocate the requisite budget for the purchase of our products. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending.

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

Any disruption to our operations or market in APAC may result in a material reduction in our revenues and negatively affect our operating results.

A significant portion of our revenues in recent years has been generated from sales in the APAC region. Sales in APAC represented 32.5% and 34.7% of our revenues in 2013 and 2014, respectively. Any disruption to our operations or market in APAC resulting from changes in management or sales team of our APAC subsidiaries, new regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

An adverse effect on our relationship with Boston Scientific Corporation relating to our urology products in the United States could have a negative impact on our business and results of operations.

Boston Scientific Corporation has been one of the major customers for our urology products in the United States. Pursuant to a distribution agreement entered into in December 2011, Boston Scientific has certain exclusive rights for the distribution of our urology fibers and co-exclusive rights for the distribution of our urology laser systems. The term of the distribution agreement expires on December 31, 2016. Furthermore, in March 2015, Boston Scientific announced that it entered into a definitive agreement for the acquisition of American Medical Systems, which is one of our competitors in the surgical market.

Any termination of the distribution agreement, adverse change in our relationship or change in Boston Scientific’s business, including as a result of Boston Scientific’s acquisition of American Medical Systems and competing with our products in the surgical market, may have a material adverse effect on our business and results of operations.

We have and may continue to enter into contractual relationships with local distributors to market and distribute our products in certain territories.

In certain geographic regions, we use an extensive global distributor network for the marketing and distribution of our products, consisting of over 170 independent distributors in over 70 countries worldwide. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. From time to time, we replace distributors due to a failure to meet minimum sales targets and for other reasons. If we decide or it otherwise becomes necessary to change a distributor, it may take us a period of time to locate an alternative distributor and to train its personnel to market our products and our ability to sell our products in the territory could be adversely affected. In addition, terminated distributors may challenge our decision to terminate and demand compensation and damages. Such challenges may adversely impact the transition to a new distributor and our results of operation. Changes in distributors’ management, distributors’ financial position or distributors’ inventory management may also adversely affect our business.

We have and may continue to enter into contractual relationships with third parties to market and distribute third parties’ products by us.

From time to time we have and may continue to enter into arrangements with third parties to market and distribute third parties’ products. If such third parties do not successfully carry out their contractual duties or regulatory obligations, do not meet expected deadlines or need to be replaced, or if we are unable to carry out our obligations pursuant to such arrangements, our activities in certain geographical regions may be extended, delayed, suspended or terminated. In the event of such extensions, delays, suspensions or terminations, our business, operating results and prospects may be adversely affected.

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

Unless an exemption applies, each medical device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for Section 510(k) clearance, under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. In some cases, the manufacturer may be required to support a pre-market notification submission with clinical data. Such clinical data is gathered under an investigational device exemption, to which we refer as an IDE, specifically granted by the FDA, which allows human clinical trials and gathering of relevant clinical data in support of demonstrating substantial equivalence. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. Further, in the United States, lasers are subject to an additional set of regulations beyond those that apply to other medical devices, which requires us to meet certain reporting requirements.

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

PMA generally requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE to establish product safety and effectiveness. For products subject to PMA, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development, and delays in receipt of, or failure to receive, such approvals or clearances could have a material adverse effect on our business.

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

Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

●	fines, injunctions and civil penalties;

●	recall or seizure of our products;

●	requiring us to repair, replace or refund the cost of our products;

●	the issuance of public notices or warnings;

●	operating restrictions, partial suspension or total shutdown of production;

●	delays in the introduction of products into the market;

●	refusal of our requests for 510(k) clearance or PMA of new products;

●	withdrawal of 510(k) clearance or PMAs already granted; and

●	criminal prosecution.

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

We may be subject to laws and regulations restricting our ability to export or import our products or any components thereof.

Our executive offices and one of our main manufacturing facilities are located in Israel. Our second main manufacturing facility is located in the United States. Since significant portions of our operations are conducted outside the markets in which our products are sold, we export substantial amounts of products from Israel and the United States into international markets. Also, our products include components imported from outside of Israel and the United States.  The risks and complexities inherent to our import/export activities include those associated with the imposition of governmental controls, regulations and local standards, including the need to comply with a wide variety of foreign and domestic import/export laws, customs and excises laws. If we fail to comply with such controls and regulations, our ability to export our products from Israel and the United States, and to import certain components, could be adversely impacted, thus causing a reduction in our revenues and a potential material negative impact on our financial results. Further, we may be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of a closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.

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

In addition, a future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report remedial actions taken by us when they were conducted or failing to timely report or initiate a reportable product action.

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

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the relevant regulatory authority. Use of a device outside its cleared or approved indications is known as “off-label” use. If a regulatory authority determines that our promotional materials or messages constitutes promotion of an off-label use, it could request that we modify our promotional materials or messages, and could impose sanctions against us , which could have an adverse impact on our reputation and financial results. In addition, allegations of “off-label” promotion may form the basis for an action alleging a violation of the U.S. federal False Claims Act, which carries significant civil fines and penalties.

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

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the PPACA, was enacted into law in March 2010. Certain provisions of the PPACA will not be effective for a number of years. There are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. Because the substantial majority of Americas revenues is generated in the United States, the PPACA may materially affect us. Beginning in 2013, the PPACA imposes on medical device manufacturers a 2.3% excise tax on the first sale or use of certain medical devices within the United States. As we are subject to such excise tax and as U.S. revenues represented the substantial majority of our total Americas revenues in 2014, this tax burden may have an adverse effect on our results of operations and our cash flows. Other provisions of the PPACA could meaningfully change the way healthcare is developed and delivered in the United States, and may adversely affect our business and results of operations. We cannot predict what healthcare programs and regulations will ultimately be implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material adverse effect on our business, financial condition and results of operations.

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

We may be required to expend significant amounts of both time and money to ensure that we are in compliance with environmental, health and safety laws and regulations in multiple jurisdictions governing, among other things, the use, storage, registration, import, export, management, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air emissions, water use, wastewater discharges and the remediation of contaminated sites, including contamination at sites where we have sent waste for disposal regardless of any fault on our part. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances used stored, handled, transported, or disposed of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

Some of our activities may subject us to risks under U.S.  federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

Certain U.S. federal and state laws, including but not limited to the federal anti-kickback statute, prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of healthcare items or services reimbursable by a federal or state health care program such as Medicare or Medicaid. While the federal anti-kickback statute applies only to products or services for which payment may be made in whole or in part by a federal or state health care program, state laws often also apply to private third-party payors such as commercial insurance plans. Other federal and state laws, including the Federal False Claims Act, prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. U.S. federal and state laws, including the federal Physician Payments Sunshine Act, or the Sunshine Act, and the implementation of Open Payments regulations under the Sunshine Act, require medical device companies to disclose certain payments made to healthcare providers and teaching hospitals or funds spent on marketing and promotion of medical device products. It is widely anticipated that public reporting under the Sunshine Act and implementing Open Payments regulations will result in increased scrutiny of the financial relationships between the medical device industry, physicians and teaching hospitals.

These anti-kickback, public reporting and aggregate spend laws may apply to the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, and may limit the kinds of financial arrangements we may have with hospitals, physicians, and other potential purchasers of medical devices. The anti-kickback statute, similar federal and state laws, and false claims laws prescribe substantial civil and criminal penalties for noncompliance. A government action against us under one of these legal regimes could result in financial and other penalties, delay or prohibit sales of some or all of our products or services and, even if unsuccessful, could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with anti-corruption laws could subject us to penalties and other adverse consequences.

The United States Foreign Corrupt Practices Act, referred to as the FCPA, applies to companies, such as us, with a class of securities registered under the Exchange Act. The FCPA and other anti-bribery laws to which various of our operations may be subject generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Other anti-bribery laws to which various of our operations may be subject, including the United Kingdom Bribery Act, also prohibit improper payments to private parties and prohibit receipt of improper payments. Our policies historically have prohibited our employees from making or receiving corrupt payments and we also updated them recently, including, among other things, to require compliance by third parties engaged to act on our behalf. Our policies mandate compliance with these anti-bribery laws, however, we operate in many parts of the world that have experienced governmental and/or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risk that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Federal and state privacy laws may increase the costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we refer to collectively as HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we are a covered entity under HIPAA, many of our customers are covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health (HITECH) Act of 2009, which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We have entered business associate agreements with some of our customers, and may be deemed a “business associate” of others. As a result, we may be subject as “business associates” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information and imposes penalties for failing to do so.

In addition to HIPAA, most U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many U.S. states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Many states’ patient confidentiality laws are more restrictive than HIPPA’s requirements.

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable law and regulations in countries where we conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

New regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the U.S. Securities and Exchange Commission, or SEC, adopted a new rule requiring disclosures by public companies of specified minerals (tin, tantalum, gold and tungsten), known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The new rule, which went into effect for calendar year, requires companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. On June 2, 2014 we filed a conflict minerals report on Form SD for the year ended 2013.

The implementation of these new requirements could adversely affect the sourcing, availability and pricing of conflict minerals used in the manufacture of our products or their components. In addition, we may incur material costs associated with complying with the disclosure requirements, such as costs related to the due diligence process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the due diligence procedures that we implement, which may harm our reputation.

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

We have obtained and now hold more than 145 patents in the United States and an additional 116 patents throughout the rest of the world and have outstanding applications for 28 patents in the United States and 51 patents outside of the United States as of December 31, 2014. Our patent portfolio alone may not provide us with a significant advantage over our competitors and thus, our competitive advantage depends on our ability to leverage our current brand strength and existing market position. Any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority or governmental agency to be invalid or unenforceable. Furthermore, our patent applications may not be approved, and any patents that currently are or in the future may be issued may not be adequate to protect our intellectual property.

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

We are incorporated in Israel, and our principal executive offices, our business segments and one of our two principal manufacturing facilities (for our surgical and aesthetic business segments) are located in Israel. All of our research and development activities are conducted in Israel. Furthermore, our primary subcontractors are also located in Israel. As a result, political, economic and military conditions in Israel and elsewhere in the Middle East directly affect our operations. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could prevent us and our Israeli subcontractors and suppliers may cease operations, which may cause delays in the development, manufacturing or shipment of our products.

In December 2010, a wave of demonstrations and civil protests took place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including multiple regime changes in Egypt, with whom Israel signed a peace treaty in 1979, and the outbreak of civil war in Syria. Subsequent warfare and regional turmoil have followed, including intense fighting involving new military groups such as the Islamic State of Iraq and the Levant, or ISIS. It is uncertain what impact these developments may ultimately have on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular. If these changes were to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel with enhanced military capabilities, or if existing regimes such as the fundamentalist regime in Iran were to acquire nuclear capability, that could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

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

As of December 31, 2014, we had 357 employees based in Israel, certain of whom (including certain of our executive officers), may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our executive officers or other key employees for military service. Such disruption could materially adversely affect our business and operating results.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (i.e. non-Israeli) investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits or if our assumptions regarding the key elements affecting our tax rates are rejected by the tax authorities, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 26.5% for 2014 and 2015 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments” in “Taxation” below for additional information concerning these tax benefits and Note 15 to our consolidated financial statements for a discussion of our current tax obligations.

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

Risks Related to an Investment in Our Ordinary B Shares

An active, liquid and orderly market for our ordinary B shares may not be maintained, which may inhibit the ability of our shareholders to sell ordinary B shares.

Prior to the consummation of the offering and listing of our ordinary B shares for trading on NASDAQ, our capital stock consisted of one class of ordinary shares, which was not listed for trading on any national securities exchange or quoted in any other market.  In anticipation of our public offering, which was consummated (in primary part) on March 4, 2014, we effected a recapitalization of our share capital, which is further described in Item 4- Information on the Company, and created a new class of capital stock—  our ordinary B shares— which has been listed since the pricing of the offering on NASDAQ under the symbol “LMNS”.

Despite listing on NASDAQ, an active, liquid or orderly trading market in our ordinary B shares may not continue. If an active trading market does not continue, you may have difficulty selling any of our ordinary B shares that you hold at the time you wish to sell them or at a price that you consider reasonable. Further, you may not be able to sell our ordinary B shares at prices equal to or greater than the price you paid. An inactive or non- liquid market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

Future sales of our ordinary B shares could reduce the market price of our ordinary B shares.

If our shareholders sell a substantial number of our ordinary B shares in the public market, the market price of our ordinary B shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary B shares could also depress the market price of our ordinary B shares and could impair our future ability to obtain capital. Furthermore, a sale by our company of additional ordinary B shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary B shares. The exercise of options under our equity incentive plans and the sale of underlying shares may also have a similar negative effect. As of March 24, 2015, there were 2,510,044 ordinary B shares issuable upon the exercise of outstanding options under our share option plans.

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

Prior to our initial public offering, there was no public market for our ordinary B shares. There is a limited history on which to gauge the volatility of our stock price; however, since our ordinary B shares became listed on NASDAQ on February 27, 2014, our stock price has fluctuated from a low of $8.2 to a high of $12.8. Furthermore, the stock market in general has been subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary B shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

●	variations in our and our competitors’ results of operations and financial condition;

●	market acceptance of our products;

●	the mix of products that we sell, and related services that we provide, during any period;

●	changes in earnings estimates or recommendations by securities analysts;

●	development of new competitive systems and services by others;
●	announcement of merger or acquisition transactions in our markets;
●	announcements of technological innovations or new products by us;

●	delays between our expenditures to develop and market new or enhanced products and solutions and the generation of sales from those products and solutions;

●	developments concerning intellectual property rights;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in our expenditures to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	our sale or proposed sale or the sale by our significant shareholders of our ordinary B shares, ordinary shares or other securities in the future;

●	success or failure of research and development projects of us or our competitors;

●	the general tendency towards volatility in the market prices of shares of technology companies; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

Viola LM Partners L.P., to whom we refer as Viola-LM, and XT Hi-Tech Investments (1992) Ltd., to whom we refer as XT Hi-Tech, own or control, directly and indirectly 35.3% and 24.0% of our total outstanding ordinary shares, respectively. Although Viola-LM and XT Hi-Tech purchased our shares separately and have not entered into any voting agreement between themselves with respect to our shares, if Viola-LM and XT Hi-Tech vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary B shares.

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

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, to which we refer as a PFIC, for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary B shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary B shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary B shares. Based upon our calculations, we believe that we were not a PFIC in 2014. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for fiscal year 2014 or in any future year.

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

ITEM 4.               INFORMATION ON THE COMPANY.

A.        History and Development of the Company.

Our legal and commercial name is Lumenis Ltd., and we are a public limited liability company incorporated in Israel on December 21, 1991 initially under the name E.S.C. – Energy Systems Corporation Ltd. On September 13, 2001, we changed our name to Lumenis Ltd. We operate under the provisions of the Companies Law. Our ordinary shares were registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of our initial public offering in the United States in January 1996 until April 2006, and then again from July 2007, but were not listed on any national securities exchange or quoted on any exchange or interdealer system after April 26, 2006. Our ordinary B shares became listed on NASDAQ as of February 27, 2014, as part of a public offering of our ordinary B shares which closed on March 4, 2014. On August 26, 2014, all of our then existing ordinary shares were reclassified into ordinary B shares and our share capital currently consists of one class of shares- ordinary B shares. Our registered office and principal place of business is located at 6 Hakidma Street, Yokneam Northern Industrial Park, Yokneam 2069204, Israel and our telephone number in Israel is +972-4-959-9000. Our website is www.lumenis.com. The information contained on, or that can be accessed through, our website is not a part of this annual report and is not incorporated by reference herein.

We are a leading global, diversified and growing provider of innovative energy-based, minimally invasive clinical solutions. We have established a strong brand and leadership position across our three segments: surgical, ophthalmic and aesthetic. We provide energy-based solutions for both medically necessary and elective procedures, primarily for the aging population. For the year ended December 31, 2014, we generated $289.7 million in revenues, growing 9.2%, $12.7 million in net income, declining by 26.8%, and $32.4 million in adjusted EBITDA, growing 24.7%, in each case, compared to the prior year.

Recent Business Developments.

Recapitalization of our share capital; the offering and listing of our shares on NASDAQ

In order to facilitate the offering and listing of our ordinary B shares on the NASDAQ Global Select Market, we effected a recapitalization of our share capital.

As part of the recapitalization, in addition to our then existing class of ordinary shares, we created a second class of shares designated as ordinary B shares. Prior to the offering, neither our ordinary shares nor our ordinary B shares were listed or quoted, no trading had commenced on a national securities exchange and we were not aware of any other trading in our ordinary shares.  The legal rights of the holders of ordinary shares and ordinary B shares were identical, except that the ordinary shares were to be automatically reclassified as ordinary B shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the underwriting agreement for  the offering, or (y) partially, on a pro rata basis among holders of ordinary shares, based on a determination of our board of directors (after consultation with the underwriters for the offering) during the 180 day post-offering period.

On February 13, 2014 our board of directors effected a reverse split in our share capital at a ratio of 8.5 for 1, upon which all of our ordinary shares, options, warrants, per share data and exercise prices have been retroactively adjusted effective as of February 14, 2014. In addition, on February 13, 2014 our board of directors authorized a 12.5% pro rata share dividend in ordinary B shares, effective as of February 24, 2014, to shareholders of record as of February 24, 2014.

On March 4, 2014, we closed a public offering of our ordinary B shares, and, concurrently with the offering, listed our ordinary B shares on the NASDAQ Global Select Market under the symbol “LMNS”.  Our ordinary B shares became listed for trading on the NASDAQ Global Select Market, while our ordinary shares remained neither listed nor quoted on any stock exchange. The underwriters for the offering subsequently exercised their option to purchase additional ordinary B shares from certain selling shareholders, and on March 26, 2014, the selling shareholders sold an aggregate of 769,352 ordinary B shares to the underwriters.

On August 26, 2014, 180 days following the date of the underwriting agreement for the offering, all of our then existing ordinary shares were automatically reclassified as ordinary B shares on a 1:1 basis, such that following the reclassification, our capital stock consisted of one class of shares, listed and quoted on the NASDAQ Global Select Market- ordinary B shares.

New Subsidiary

On May 20, 2014, we established Lumenis Korea Corporation, a new wholly-owned subsidiary in the Republic of Korea.

Principal Capital Expenditures and Divestitures since January 1, 2012.

In 2012, 2013 and 2014, our capital expenditures amounted to $3.9 million, $ 3.6 million and $3.8 million, respectively, with the balance related primarily to machinery, equipment and tooling, computer software and hardware, and leasehold improvements. The principal capital expenditures currently in progress are investments in machinery, equipment and tooling, information technology, which we refer to as IT, systems and leasehold improvements, primarily in Israel. Such capital expenditures are being financed from our general working capital.

B.       Business Overview

Our product offerings provide solutions for a wide range of minimally invasive procedures. The Lumenis brand is widely recognized and highly regarded among key opinion leaders, doctors and clinicians, driven by our advanced technology, improved patient outcomes and our reputation for quality and safety. Our solutions include our newest holmium laser, the Lumenis Pulse 120H, used for broad urologic applications, our VersaPulse PowerSuite platform which uses high-powered holmium lasers for urologic applications, our M22 multi-energy, multi-application platform for the treatment of various skin conditions, and our Selecta multi-modality platform for retinal, secondary cataract and glaucoma therapies. Our solutions target end-markets, which we estimate represent a combined market opportunity of approximately $4.3 billion.

Our emphasis on product development has resulted in a strong pipeline of new and next-generation products and applications. We believe our culture of innovation, along with our realigned development processes focused on physician needs and patient benefits, will serve as an engine for future growth in existing and new markets.

Our global sales and service infrastructure enables us to serve our growing customer base and successfully launch new products worldwide, with particular strength in the rapidly growing APAC market. Our direct sales and service organization provides us with a strong presence in our key markets, including the United States, China, Japan, India, Germany and Australia. We generated 68% of our revenues for the year ended December 31, 2014 in the markets where we sell directly. We sell to the remainder of our geographies through an extensive global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide. Our service organization of over 220 people supports the growth of our global customer base and provides us with an attractive recurring revenue stream. We believe we are well-positioned to capitalize on the large and growing emerging markets opportunity, specifically in the APAC region. We generated $100.5 million in revenues in the APAC region for the year ended December 31, 2014, representing 16.7% year-over-year growth and 34.7% of our total revenues. China represents our second largest individual market globally, which we believe will continue to be an important driver of our growth.

Since 2012, our management team has been transforming the company with a focus on improved execution, growth and profitability. Key elements of our strategic plan include an enhanced approach to product development, targeting physician needs and patient benefits, improved operational processes and a culture of accountability. Through these and other actions, as of the quarter ended December 31, 2014, we have delivered 10 successive quarters of year over year continuous improvement in revenue and gross profit. Specifically, we have expanded gross margins from 45.6% in 2011 to 53.4% for the year ended December 31, 2014. We believe that these factors provide the foundation upon which we can continue to transform and grow our company.

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

Lumenis Surgical Solutions

We are a leader in the surgical marketplace, with a globally recognized and well-respected brand. We estimate that our addressable market for surgical solutions was approximately $2.1 billion as of December 31, 2014.

We pioneered the development of high-powered holmium lasers for the urology application, including the enucleation procedure for the minimally invasive treatment of Benign Prostatic Hyperplasia, or BPH, and urinary lithotripsy. Holmium is an optimal laser for these applications as it is selective in treating prostate tissue, while minimizing collateral tissue damage to healthy tissue. BPH manifests itself in the form of an enlarged prostate, affecting 50% of all men who are at least 50 years of age. The incidence and severity of BPH increase with age. Non-invasive treatments such as laser treatments are increasing in popularity as a result of the decreased risk of bleeding, reduced need for bladder irrigation, shortened catheterization periods, reduced hospital stays, and facilitation of removal of tissue for examination. Aging population, increasing life expectancy, increasing physician awareness and favorable reimbursement policies are also helping to drive utilization of such procedures.

Holmium laser enucleation of the prostate, referred to as HoLEP,  has proven to be more effective than alternatives while minimizing collateral tissue damage and demonstrating the lowest recurrence rates. As a result of these benefits, the overall volume of HoLEP procedures performed worldwide has grown with more physicians adopting the procedure. When compared to TURP, another widely used interventional treatment for BPH, HoLEP has shown better symptomatic recovery, lowest re-intervention rate and shorter hospital stays. HoLEP has unique characteristics, penetrating less than 0.5mm into the tissue, which reduces the probability of the laser’s heat damaging any non-target tissue.

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

Our most advanced holmium laser, the Lumenis Pulse 120H, offers a comprehensive solution to be used for BPH enucleation and ablation, stone flexible ureteroscopy and percutaneous nephrolithomy (PCNL).

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

Lumenis Ophthalmic Solutions

As the first company to commercially introduce a laser-based product to treat retinal conditions, we believe we have built a strong brand and reputation in ophthalmology. Since that time, laser-based treatment has become common practice for performing various ophthalmic procedures. Our deep experience and advanced laser technology have enabled us to create market leading products to treat serious conditions of the eye. We treat conditions affecting both the anterior and posterior segments of the eye, including various retinal conditions, as well as different types of glaucoma and secondary cataract procedures. We also distribute a refractive laser solution and are exploring additional ophthalmic applications with diagnostic capabilities, in conjunction with energy-based treatments which may provide attractive new opportunities for expansion.

Within ophthalmology, we address a number of distinct procedures and markets. In retinal applications, our product solutions provide optimized therapeutic outcomes for non-invasive and minimally invasive treatments for conditions such as diabetic retinopathy and retinal detachment. We have developed upgradable and modular platforms which are cost-effective and allow for better treatment of existing indications and treatment of additional indications, positioning us to further penetrate this market. In addition, Lumenis has pioneered the use of Selective Laser Trabeculoplasty, referred to as SLT, in the glaucoma market with a demonstrated success rate of 93% as primary therapy, and proven long-term clinical efficacy. We estimate that we account for approximately 50% of the global market in the SLT category.

We estimate that our addressable market for ophthalmic solutions was approximately $390 million as of December 31, 2014. The overall ophthalmic laser market is expected to increase due to an aging global population, increasing global prevalence of diabetes, increased acceptance of laser treatment as the premium standard of care and significant unmet medical need. In addition, the clinical ophthalmic end market has been resilient to economic volatility and government reimbursement pressures. Furthermore these lasers are an inexpensive solution when compared to other ophthalmic options and third-party reimbursement is often available.

Lumenis Aesthetic Solutions

In aesthetics, we believe we have a premium brand and reputation among dermatologists, plastic surgeons, other physicians and aestheticians. Our products offer proven clinical efficacy and safety, such as our CO 2 -based laser, which is known for its high power and deep penetration level (4 mm) in one pulse, and our Intense Pulse Light, or IPL, technology which utilizes OPT, enabling the delivery of a variety of possible treatment parameters and combinations. We also offer significantly more comfortable and less painful hair removal products for patients compared to our competitors, with the fastest treatment time and short treatment cycle.

Our M22 multi-application, modular and upgradable platform provides IPL for skin treatments such as photorejuvenation, hair removal and treatment of vascular and pigmented lesions, Nd:YAG for applications such as vascular lesions and treatment of veins, ResurFX fiber laser for fractional non-ablative skin resurfacing offering a solution for over 30 FDA approved clinical indications and QSW Nd-YAG for tattoo removal and pigmented lesions. Beyond elective aesthetic procedures, our unique CO 2 -based Ultra Pulse platform is able to address severe scarring, improving both range of motion and cosmesis. In hair removal, our LightSheer product line has been a leading offering for two decades and is regarded as the gold standard in hair removal, with superior efficacy. With the introduction of LightSheer Duet, we have enhanced the comfort, reduced treatment times and minimized pain relative to competing alternatives, driving customer and patient satisfaction. Based on our Lightsheer technology we further introduced Lightsheer Infinity, which provides an additional 1060nm wavelength and applicators, enhancing our ability to treat darker skin types and offering a fast solution for all skin types, and Lightsheer Desire, which expands the Lighsheer Duet’s capabilities with an additional handpiece (12x12mm).

We estimate that our addressable market for energy-based aesthetic solutions was approximately $1.8 billion as of December 31, 2014. Several factors are contributing to the ongoing growth in aesthetic procedures, including the aging population, continued focus on body image and appearance, general acceptance of aesthetic procedures, growth in the middle class in emerging markets, and the increasing safety of procedures.

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

Global reach, scale and APAC strength   We have an industry-leading global footprint with a worldwide sales and service organization of more than 530 employees and products sold in more than 90 countries around the world. Specifically, we believe we are well-positioned in a number of key markets within APAC, including China and India, where we have made significant investments over the past decade. APAC region revenues have doubled over the past five years and represented over one-third of our revenues for the year ended December 31, 2014. Notably, China represents our second largest individual market globally with our revenues growing, on average, over 20 % per annum since 2009.

Diverse product portfolio with strong pipeline   We have an extensive product portfolio which includes solutions for a wide range of minimally invasive procedures across the surgical, ophthalmic and aesthetic market segments. Our solution offering includes services and consumables, which represent substantially all of our recurring revenue stream and generated 32.1% of our revenues for the year ended December 31, 2014. As a result of our enhanced approach to innovation and reinvigorated product development processes, we have created a strong pipeline of new and next generation products and applications.

Operating efficiencies across business model   The commonality of our technology platforms provides operating leverage as we grow our business and service our customers across market segments and geographies. For example, our global service organization can seamlessly address our entire product suite. Furthermore, our integrated research, product development and regulatory teams with expertise across multiple international jurisdictions provide us operational synergies. As of December 31, 2014, 88 Lumenis medical laser product families and their associated accessories were registered in over 50 countries. Lumenis owns more than 300 cleared 510(k) pre-market notification submissions and more than 950 active international product registrations (including 50 in Japan and more than 140 in APAC).

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

Our Products

Surgical Segment

We offer a broad range of surgical laser systems and accessories to hospitals, outpatient clinics and ambulatory surgery centers, and to medical practices to meet growing demand for in-office procedures. Our surgical laser systems are currently used for two primary applications-Urology/Genitourinary and ENT- and include the following:

Application	Platform/Products	Description
Urology/Genitourinary
Lumenis Pulse 120H
Latest high- end addition to our holmium laser      family. Offers a comprehensive, enhanced solution for urologists to be used for BPH (enucleation and ablation), stone flexible ureteroscopy and percutaneous nephrolithotomy (PCNL).

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

	• 60W Holmium Laser	A mid-power high-repetition laser used by physicians primarily for urinary and kidney stone treatment, enabling stone dusting.
VP20
	• 20W Holmium Laser	Portable desktop platform used with fibers for urinary and kidney stone treatment.

	VersaCut	Our newest prostate tissue morcellator used in conjunction with our Holmium lasers.
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
AcuPulse
• AcuPulse Duo
Latest addition to the Acupulse product line, with all of the capabilities of Acupulse ST and Waveguide. A 40W CO 2 laser which has both an articulated arm and a fiber as energy delivery mechanisms. Significantly improves access to transoral laser microsurgery (TLM) in throat cancer patients.

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

Array Laser Link
Technologically advanced laser link that significantly augments standard laser treatment by extending new pattern scanning capabilities to photocoagulation lasers and reducing treatment time. The scanner has a touch pad that allows the user to micro manipulate the beam as well as a heads up display that projects the parameter changes directly into the retina.

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
• ResurFX
ResurFX is a fractional non-ablative laser module of the M22 family, used for skin rejuvenation. The ResurFX module and its unique CoolScan Scanner includes 600 different patterns and reduces treatment time, improves efficacy and creates optimal results.

• QSW Nd-YaG
Q-Switched Nd:YAG is a new module of the M22 family, used for skin toning (by treatment of pigmented lesions), dark tattoo removal and can also be used for advanced combination treatments with other M22 modalities. This upgrade to the M22 platform features five spot sizes for use across a wide variety of applications and a top-hat, homogenous beam profile for optimal patient safety.

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

Research and Development

We are committed to continuing investments in a robust research and development engine to enhance the strength of our current pipeline of new products and applications. Since 2012, we have made considerable investments in refining our manufacturing capabilities, realigning our sales and marketing organizations, as well as streamlining research and development; through these actions, we believe we have the infrastructure to support our growth for the foreseeable future. Our research and development efforts are conducted at our facilities in Yokneam, Israel, and Beijing, China. We believe that the close interaction among our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

We have from time to time applied for and received certain grants and tax benefits from, and participate in, research and development programs sponsored by the Government of Israel. For further details, see “Israeli Tax Considerations and Government Programs — Tax Benefits and Grants for Research and Development” in “Taxation” below.

Sales and Marketing

We utilize our direct sales force, which as of December 31, 2013 and 2014 consisted of 266 and 343 people, respectively, as well as a broad network of third-party distributors to sell our products and services. We sell our products directly through our wholly owned subsidiaries primarily in six countries: the United States, China, Japan, India, Germany and Australia. We sell to the remainder of our geographies through our global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide.

We have established four regional centers to coordinate local sales, marketing, service and administrative functions for all of our product systems:

•
Americas, headquartered in San Jose, California, which is responsible for sales in the United States, Canada, Latin America and the Caribbean. In this market, the majority of our revenues for the year ended December 31, 2014 were derived from sales in the United States, nearly all of which, apart from those sales in the surgical segment affected under a distribution agreement with Boston Scientific, were direct to customers through our sales personnel in the United States. Sales to Canada, Latin America and the Caribbean are almost all made through a network of approximately 9 distributors.

•
APAC, with four centers headquartered in Beijing, Hong Kong, Gurgaon (near Delhi), and Melbourne. These centers are responsible for direct sales operations in China, Hong Kong, India and Australia, as well as distributor sales in the other countries in Asia. In this region, we employ 419 individuals, of which 324 are focused on sales and service.

•
EMEA, headquartered near Frankfurt, Germany, covering Europe, the Middle East and Africa. This center is responsible for direct sales of our product lines in Germany and for distributor sales in the rest of Europe, the Middle East, the countries of the former Soviet Union and Africa, using a network of approximately 90 distributors. The EMEA center also manages our main distribution center outside the United States. In the EMEA market, we have a presence in over 45 countries. During the year ended December 31, 2014 approximately 76% of our total revenues in such market were to distributors, and approximately 24% of our total revenues were direct to customers through our sales personnel. Germany, Spain, the United Kingdom, the Russian Federation and France were our largest European sub-markets for the year ended December 31, 2014.

•
Japan, headquartered in Tokyo, Japan, which is responsible for sales operations in Japan. In the Japanese market, most of our revenues are direct to customers through our sales personnel in Japan and/or through a network of local dealers.

We outsource the major part of our global transportation and part of our warehousing activities to UPS, which provides logistics, warehouse management, customs and transportation services. During 2013, we completed a process of in-sourcing our global IT services.

Services and Customer Support

Service and customer support are provided globally for our products either by (i) Lumenis personnel within service departments in the majority of those countries in which we sell our products directly, or (ii) elsewhere, by local independent distributors supported by our geographic or global support centers. In the years ended December 31, 2013 and 2014, we derived approximately 19% of our total revenues from the sale of services and customer support.

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

Manufacturing and Suppliers

We manufacture our products in two principal locations: Yokneam, Israel, where surgical and aesthetic products are manufactured, and Salt Lake City, Utah, where ophthalmic products are manufactured. We have also established a small refurbishing center in China for key components for our ophthalmic products. In addition, we have outsourced the manufacture of some of our products to third parties.

In particular, we use a contract manufacturer in Israel to manufacture and assemble products that accounted for approximately 24% of our revenues in the year ended December 31, 2014. Our agreement with the contract manufacturer has a three-year term that ends in August 2016 and thereafter renews for successive one-year periods unless terminated by either party upon 90 days prior notice. The contract manufacturer may terminate the agreement upon 12 months prior notice.

We have partnered with several leaders in the field of fiber optics for the manufacture of all of our surgical laser fibers. In addition, we procure certain full turn-key systems from several suppliers under original equipment manufacturer, or OEM, agreements.

We manufacture products based primarily upon internal sales forecasts and, to a lesser extent, upon specific orders received from our customers. We deliver products to customers and distributors based upon purchase orders received, and our goal is to fulfill each customer’s order for products in regular production within two to four weeks of receipt of the order. We believe that our manufacturing facilities and existing relationships are sufficient to support our potential capacity needs for the foreseeable future.

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

Patents and Intellectual Property

We have obtained and held  more than 145 patents in the United States and 116 patents outside of the United States and have outstanding applications for 28 patents in the United States and 51 patents outside of the United States as of December 31, 2014. We rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe generally have a life of 20 years from the filing date.

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

In the United States, unless an exemption applies, each medical device that we intend to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for Section 510(k) clearance, under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product and establish that the product to be marketed is “substantially equivalent” to a previously marketed medical device. The FDA’s 510(k) clearance process usually takes from three to eight months, but it can take longer. Products that do not qualify for the 510(k) procedure must be approved through the PMA process. A PMA requires that manufacturer provide the FDA with objective evidence clinical data to demonstrate that the product is both safe and effective. Such clinical data is gathered under an IDE specifically granted by the FDA. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. For products subject to PMA, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process.

The manufacture of our products must comply with quality control and manufacturing procedures specified in the QSR and current Good Manufacturing Practices (cGMP) regulations. The QSR imposes procedural and documentation requirements upon a company with respect to, among other things, management controls, design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production, from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

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

International sales are subject to specific foreign government regulations such as the SFDA in People’s Republic of China, the Korean Food and Drug Administration and the Ministry of Health, Labor and Welfare in Japan, and such regulations vary from country to country in an increasingly complex global regulatory environment. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance, and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

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

Environmental matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management handling and disposal of hazardous waste, the import, export and registration of chemicals, and the remediation of contaminated sites. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

In Israel, where we manufacture our surgical and aesthetic products, businesses storing or using certain hazardous materials, including materials necessary for our manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Furthermore, the business licenses we hold for our facilities in Israel are subject to the receipt of permits from local health and planning and zoning authorities as well as clearance from the Ministry of Environmental Protection, which have been obtained.  We are also subject to new recycling requirements under the Law for Environmental Treatment of Electric and Electronic Devices and Batteries, 5772-2012, that will gradually increase, over time, the percentage of the waste from our Israeli manufacturing activities (for electric and electronic devices) that we will need to recycle.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, at the rate of 26.5% of a company’s taxable income for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. In addition, commencing from 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

Tax Benefits under the Law for the Encouragement of Industry (Taxes)

The Law for the Encouragement of Industry (Taxes), 5729-1969, to which we refer as the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company, if it is an Israeli resident which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government defense loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial production.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 14 million (such number will be further increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Privileged Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Privileged Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise is determined as the higher of: (i) the minimum amount specified in the Investment Law and (ii) an amount equal to a certain percentage of the value of the company’s production assets before the expansion, as specified in the Investment Law.

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

As of December 31, 2014, we did not have any income attributed to our Privileged Enterprises. The tax benefits attributable to our Privileged Enterprises are due to expire in 2019.

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

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 – 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced from 15% and 10% to 12.5% and 7%, respectively, in 2013, and then increased to 16% and 9% in 2014 and thereafter, respectively. Our facilities under current definitions are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 20%  or such lower rate as may be provided in an applicable tax treaty, will apply.

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

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants. Prior to 2012, we and our subsidiaries had not received or accrued participation grants from the State of Israel since at least 1998. In 2012, following application by us to the OCS for certain grants under the Research and Development Law, the OCS conditionally approved two of our applications, in respect of which we received an aggregate amount of approximately $0.4 million during 2013 in connection with our research and development programs performed in 2012. We further applied and received approval to receive additional grants in connection with our research and development programs performed in 2013. In 2014, we recorded an aggregated amount of approximately $1.3 million related to programs approved in 2013 and 2014, $0.9 million of which related to programs approved in 2013 and was released after the completion of the review described below.

In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 5% of sales of developed products until the OCS is repaid in full. As of December 31, 2014, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $2.3 million, which will be repaid to the government in the form of royalties on sales of those products if and when such developed products reach the market.

Over the past three years the OCS reviewed all royalties paid, or to be paid, by us in connection with all grants received by us from the OCS prior to 2012. The OCS has claimed that we are required to pay to it additional royalties and interest in respect of our products sold. In August 2013 the OCS provided a demand letter for royalty payments in the amount of approximately $1.75 million related to OCS participations payments in periods prior to 2012. We have disputed this demand. In April 2014, following discussions with the OCS, we paid to the OCS a lump sum that concluded royalty related issues in connection with the reviewed periods.

C.        Organizational Structure.

Lumenis Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most important of which are the following wholly owned subsidiaries:

●	Lumenis Inc. (incorporated in the United States);

●	Lumenis (Germany) GmbH (incorporated in Germany);

●	Lumenis (Italy) SRL (incorporated in Italy);

●	Lumenis (UK) Limited (incorporated in the United Kingdom);

●	Lumenis (also known as Ke Yi Ren) Medical Laser Equipment Trading (Beijing) Co. Ltd. (incorporated in China);

●	Lumenis (HK) Ltd. (incorporated in Hong Kong);

●	Lumenis Japan Co. Ltd. (incorporated in Japan);

●	Lumenis India Private Ltd. (incorporated in India);

●	Lumenis (Australia) Pty Ltd. (incorporated in Australia)

●	Lumenis (Singapore) Pte. Ltd. (incorporated in Singapore)

●	Lumenis Korea Corporation (incorporated in the Republic of Korea)

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

Square Feet (approximate)
Yokneam, Israel (1)	172,200
Salt Lake City, Utah (2)	12,700
San Jose, California (3)	15,200
APAC (4)	52,000
Europe (5)	18,600
Japan (6)	17,200
Total	287,900

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

(2)
The lease for the principal building that comprises our Salt Lake City facility (of approximately 57,000 square feet) expired in June 2014 and we did not renew it. We moved our offices to another facility of approximately 12,700 square feet, which we have been leasing since 2012 in Salt Lake City and includes approximately 10,200 square feet of warehouse facilities.

(3)
We moved to our facilities in San Jose in November 2012, pursuant to a lease agreement dated August 16, 2012 which expires in December 2018. We currently utilize all of the square footage of this facility, which includes approximately 1,000 square feet of warehouse facilities.

(4)
Situated in several cities throughout China, as well as Hong Kong and Gurgaon (near Delhi), India, Melbourne, Australia, Singapore and the Republic of Korea. Consists primarily of sales offices and includes approximately 10,000 square feet of warehouse facilities in China.

(5)	Consists primarily of sales/marketing offices, in Germany, Italy and the United Kingdom and includes approximately 5,500 square feet of warehouse facilities.

(6)	Situated in several cities throughout Japan, consists primarily of sales offices and includes approximately 6,000 square feet of warehouse facilities.

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

Our focus on product development has resulted in a strong pipeline of new products and applications. We believe our culture of innovation along with our realigned development processes across the organization focused on physician needs and patient benefits, will serve as an engine for future growth in existing and new markets.

The principal target markets for our products are hospitals, outpatient clinics, ambulatory surgery centers, physicians’ offices, private clinics and aesthetic chains. We market, sell and service our products primarily through our direct sales and service organization, which provides us with a strong presence in our key markets, including the United States, China, Japan, India, Germany and Australia, and which generated 68% of our revenues for the year ended December 31, 2014. We sell to the remainder of our geographic markets through an extensive global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide. Our service organization of over 220 people supports the growth of our global customer base and provides us with an attractive recurring revenue stream. We believe we are well-positioned to capitalize on the large and growing emerging markets opportunity, specifically the APAC region, where China represents our second largest individual market globally (after the United States). We generated $100.5 million in revenues in the APAC region for the year ended December 31, 2014, representing 16.7% year-over-year growth and 34.7% of our total revenues for that period.

Since 2009, we have seen year-over-year growth in our annual revenues, primarily due to increases in volume of products and services sold. These increases have been driven primarily by leveraging our existing global footprint towards further geographic expansion, and our accompanying investment in enhancing our existing sales platform, particularly in the APAC region, where we have added 198 persons to our sales and marketing teams, which totaled 272 persons as of December 31, 2014.

Since 2012, we have been undergoing a strategic transformation, with a focus on execution and growth. Key elements of our strategic plan include an enhanced product pipeline, increased focus on patient outcomes, improved operational processes and an execution-oriented management culture. Our investment in our existing sales and marketing platform has helped us to grow our revenues. Such increase in our revenues further resulted in an increase in our gross margins, in light of the fixed cost component in our costs of goods sold. We are seeking to continue to increase revenues in our existing core geographies and markets, including by the development and introduction of enhancements to existing products and new products. We also seek to grow the absolute amount of our recurring revenues, which are derived from both services and consumables, so that they remain at the same proportion or a slightly increased proportion of our total revenues. Our ability to achieve this growth may be adversely affected if we are unable to introduce product enhancements or planned new products on time, which may occur for a variety of reasons, including regulatory delays.

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

The following table presents our revenues by segment for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues):

	For the year ended December 31,
	2012		2013		2014
Surgical	$95,962	38.6%	$104,693	39.5%	$110,189	38.0%
Ophthalmic	62,141	25.0	60,313	22.7	58,961	20.4
Aesthetic	90,487	36.4	100,350	37.8	120,569	41.6
Total	$248,590	100.0%	$265,356	100.0%	$289,719	100.0%

Product revenues across our segments are influenced by a number of factors, including, among other things: (i) the adoption rate of our products, (ii) the capital expenditure budgets of our customers (iii) competition in our markets and (iv) the mix of products sold, all of which may be significantly influenced by macroeconomic factors such as volatility in foreign currency and other factors. Product revenues also depend on the volume of consumables, which for purposes of this discussion includes accessories (having a longer useful life than actual consumables), that we sell. Sales of our consumables are primarily linked to the number of our products that are installed and active worldwide. In the years ended December 31, 2012, 2013 and 2014, sales of our consumables were 14.2%, 14.5% and 14.2%, respectively of our product revenues for those years. We expect our recurring revenues to continue to grow in absolute terms along with our overall revenues, thereby remaining a relatively steady percentage of our revenues. Recurring revenues accounted for 32%, 33% and 32% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our product revenues are also driven by usage rates, which are generally a function of the type of product and the budget of the particular end-user.

Services revenues in all three of our operating segments derive mainly from service contracts and extended warranty and repair charges, and, in the year ended December 31, 2014, constituted 14.3%, 27.1% and 18.4% of the revenues from our surgical, ophthalmic and aesthetic segments, respectively.

Surgical segment

In addition to the factors listed above, product revenues in our surgical segment are influenced by a number of other factors, including, among other things, the adoption rate of procedures performed with our products, approval of government budgets and the ability of our customers to obtain reimbursement. In addition, purchases of our surgical laser systems typically involve long sales cycles, ranging from three months to 18 months in some cases. Surgical product revenues also depend on the volume of consumables that we sell, as our surgical systems generally utilize more consumables than our ophthalmic and aesthetic products. Surgical revenues derived from our distribution agreement with Boston Scientific constituted 12%, 12% and 10% of our surgical segment revenues in 2012, 2013 and 2014, respectively (comprising less than 5%, 5% and 4% of our total revenues in 2012, 2013 and 2014, respectively).

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

Revenues by geographic area

We derive our revenues from four geographic areas: the Americas, APAC, EMEA and Japan. The following table presents our revenues by geographic area for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues):

	For the year ended December 31,
	2012		2013		2014
Americas	$92,446	37.2%	$92,209	34.7%	$93,398	32.2%
APAC	74,969	30.2	86,125	32.5	100,494	34.7
EMEA	42,536	17.1	47,792	18.0	58,470	20.2
Japan	38,639	15.5	39,230	14.8	37,357	12.9
Total	$248,590	100.0%	$265,356	100.0%	$289,719	100.0%

Cost of revenues and gross profit

Our cost of revenues consists of costs of products, which accounted for approximately 78% and 80% of our cost of revenues in each of the years ended December 31, 2013 and 2014, respectively, and costs of services, which accounted for the remainder of our cost of revenues during those periods. In each of our segments, costs of products consist primarily of components and subassemblies purchased for manufacture of our products. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs, overhead and costs of standard warranties. Our costs of services consist primarily of costs of our service personnel, which include salaries and other compensation and travel costs, as well as costs of spare parts.

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

The following table presents our gross profit by segment for the periods indicated (in thousands of U.S. dollars and as a percentage of revenues from each such segment):

	For the year ended December 31,
	2012		2013		2014
Surgical	$52,829	42.7%	$62,162	43.8%	$65,684	42.4%
Ophthalmic	27,209	22.0%	26,114	18.3%	25,620	16.5%
Aesthetic	43,641	35.3%	53,789	37.9%	63,710	41.1%
Total (*)	$123,679	100%	$142,065	100%	$155,014	100%

(*)	Excludes unallocated expense (income) in the amounts of $413, $(44) and $(165) for the years ended December 31, 2012, 2013 and 2014, respectively.

In general, gross profit margins are largely a function of our revenues and our ability to leverage the portion of our cost base that is fixed to increase our revenues while increasing costs at a lower rate. As part of our growth plan, we have seen an increase in gross profitability in recent years mainly as a result of the reengineering of our products in a manner that has reduced the costs of products, as well as lower service and warranty costs, due largely to increased emphasis on quality control, and lower inventory write downs. Our inventory consists primarily of raw materials used in manufacturing and finished parts, which are subassemblies used for final manufacture of finished products. We have managed our inventory levels more efficiently over the past two years. We also intend to continue reducing the costs of the products and our manufacturing costs by increasingly outsourcing manufacturing when doing so is expected to produce greater efficiencies. The growth in our revenues has also been a cause of the increase in our gross profit margins, as we leverage our fixed costs. The differences in gross margin among our segments reflect the different markets in which each segment operates and the nature of the competition in such markets, both in terms of the competitors and the competing products and solutions in each industry.

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

Sales made directly by our sales personnel amounted to 70% and 68% of our sales in the years ended December 31, 2013 and 2014, respectively. With respect to indirect sales, our strategy is to work with independent distributors in geographies where we believe it brings higher economic value, after taking into consideration cost and market potential. Products sold through distributors are generally non-exchangeable, nonrefundable and without rights for price protection or stock rotation. Accordingly, we generally consider distributors as end-customers and therefore recognize revenues upon shipment to distributors. In those transactions in which a right of return is granted we recognize revenues net of the provision for returns.

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

General and administrative expenses

Our general and administrative expenses consist primarily of expenses relating to our administration, finance and general management personnel, professional fees, insurance costs, bad debts, excise taxes and other expenses. We expect an increase in our general and administrative expenses in absolute terms as a result of the additional costs related to our status as listed company for trading in the United States.

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

Taxes on income

The standard corporate tax rate in Israel for the 2012 and 2013 tax years was 25%. The tax rate increased to 26.5% for 2014 and thereafter.

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

Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability, particularly our transfer pricing policy. Accordingly, we estimate that our effective tax rate will range between 13% and 15% of our income before income tax through 2015. In the long-term, we anticipate that our effective tax rate will decrease as the portion of our income attributed to Lumenis Ltd. grows. We cannot provide any assurance that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate may be higher than our estimate.

Comparison of period to period results of operations

The following table presents consolidated statement of operations data as a percentage of revenues for the periods indicated.

	For the year ended December 31,
	2012	2013	2014
Revenues:
Products	80.0%	80.6%	81.4%
Services	20.0	19.4	18.6
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	39.1	36.2	37.2
Services	11.3	10.2	9.4
Total cost of revenues	50.4	46.4	46.6
Gross profit	49.6	53.6	53.4
Operating expenses:
Research and development expenses, net	7.5	8.4	7.5
Selling and marketing expenses	30.2	30.6	30.6
Legal settlements, net	—	(2.5)	-
General and administrative expenses	8.2	7.4	8.1
Total operating expenses	45.9	43.9	46.2
Operating income	3.7	9.7	7.2
Financial expenses, net	0.6	2.1	2.1
Income before taxes on income	3.1	7.6	5.1
Taxes on income	0.3	1.0	0.7
Net income	2.8%	6.6%	4.4%

Year ended December 31, 2014 compared with year ended December 31, 2013

The following table presents comparative selected statements of operations data for the years ended December 31, 2013 and 2014:

			Increase (decrease) in
	2013	2014	dollars	%
	($ in thousands)
Revenues:
Products	$213,799	$235,870	$22,071	10.3%
Services	$51,557	$53,849	$2,292	4.4%
Total revenues	$265,356	$289,719	$24,363	9.2%
Cost of revenues:
Products	$96,100	$107,651	$11,551	12.0%
Services	$27,147	$27,219	$72	0.3%
Total cost of revenues	$123,247	$134,870	$11,623	9.4%
Gross profit	$142,109	$154,849	$12,740	9.0%

Revenues

Our revenues increased by 9.2%, or $24.4 million, to $289.7 million in the year ended December 31, 2014 from $265.4 million in the year ended December 31, 2013, primarily due to a significant increase in the revenues of our aesthetic and surgical segments, mainly as a result of new products introduced during 2014. Such increase was partly offset by a moderate decrease in the revenues of our ophthalmic segment, as described below.

Our euro and Japanese yen- denominated revenues, which comprised 13% and 11%, respectively, of our total revenues in 2014, were negatively impacted by the devaluation of these currencies against the U.S. dollar.  However, in local currency terms, our revenues denominated in euro and Japanese yen, increased by 26.8% and 1.1%, respectively, in 2014 compared to 2013.

Surgical segment

The revenues of our surgical segment in the year ended December 31, 2014 were $110.2 million, representing an increase of 5.2% over revenues of $104.7 million in the year ended December 31, 2013. The change was attributable to an increase of $3.5 million in the sale of our surgical products and an increase of $2.0 million in our surgical service revenues. The increase in revenues was primarily due to increased volume of sales in three of our four regions: in the Americas, our revenues increased from $37.8 million in the year ended December 31, 2013 to $40.6 million in the year ended December 31, 2014; in EMEA, our revenues increased from $18.1 million in the year ended December 31, 2013 to $22.6 million in the year ended December 31, 2014. The increases were mainly attributable to the continued recovery of the EMEA region and our continuing investments in existing sales platform, including the expansion of our sales and marketing force, which, together with our existing sales force, succeeded at increasing the volume of surgical product sales. In Japan, our surgical revenues decreased from $17.3 million in the year ended December 31, 2013 to $15.3 million in the year ended December 31, 2014, mainly as a result of the devaluation of the Japanese yen compared to the U.S Dollar by 12% during 2014.

Ophthalmic segment

The revenues of our ophthalmic segment in the year ended December 31, 2014 were $59.0 million, representing a decrease of 2.2% from revenues of $60.3 million in the year ended December 31, 2013. The change was due to a decrease of $1.9 million in ophthalmic product revenues, and increase of $0.5 million in ophthalmic service revenues. The decrease in revenues was primarily due to (i) a decrease in  sales in Japan from $13.2 million in the year ended December 31, 2013 to $11.6 million in the year ended December 31, 2014, which was partially attributable to the weakening of the Japanese yen against the U.S. dollar, which reduced the dollar value of our ophthalmic product sales in Japan, and (ii) the expiration of our SLT patent in July 2013, which cleared the way for our competitors to begin offering competing SLT treatments for glaucoma. These decreases were partially offset by an increase in ophthalmic product revenues in the APAC region from $25.6 million in the year ended December 31, 2013 to $26.0 million in the year ended December 31, 2014.

Aesthetic segment

The revenues of our aesthetic segment in the year ended December 31, 2014 were $120.6 million, representing an increase of 20.1% over revenues of $100.3 million in the year ended December 31, 2013. This change reflected an increase of $20.4 million in aesthetic product revenues and a decrease of $0.2 million in aesthetic service revenues. In the APAC region, aesthetic revenues increased from $29.0 million in the year ended December 31, 2013 to $42.7 million in the year ended December 31, 2014, which was driven by the expansion of our sales and marketing workforce in that region,. In the EMEA region, due to the introduction of new products, aesthetic revenues also increased, from $24.9 million, in the year ended December 31, 2013, to $30.8 million in the year ended December 31, 2014.

Cost of revenues and gross profit

Our cost of revenues from product sales in the year ended December 31, 2014 was $107.7 million, an increase of 12.0%, compared with $96.1 million in the year ended December 31, 2013. This increase was primarily related to higher revenues.  As a percentage of our product revenues, our cost of product revenues increased to 45.6% in the period ended December 31, 2014 compared to 44.9% in the year ended December 31, 2013.

Our cost of revenues from services in the year ended December 31, 2014 was $27.2 million, an increase of 0.3% compared with $27.1 million in the year ended December 31, 2013. This moderate increase was primarily attributable to higher revenues, offset by lower service costs due to improved quality and lower costs of labor and spare parts. As a percentage of our services revenues, our cost of services revenues decreased to 50.5% in the year ended December 31, 2014 compared to 52.7% in the year ended December 31, 2013.

Our gross profit for the year ended December 31, 2014 was $154.8 million, or 53.4% of revenues, an increase of $12.7 million, compared with $142.1 million, or 53.6% of revenues, in the year ended December 31, 2013, representing an increase of 9%. This increase reflected a higher volume of revenues, attributable to the factors described below for our respective segments. Please also see the insight that we provide as to the factors impacting our cost of revenues and gross profit above in this Item 5.A under “Components of our Statements of Operations— Cost of revenues and gross profit.”

Surgical segment

Gross profit for our surgical segment in the year ended December 31, 2014 increased by $3.5 million, or 5.7%, to $65.7 million, from $62.2 million in the year ended December 31, 2013, primarily due to increased revenues from our surgical products. Gross profit margin increased to 59.6% in the year ended December 31, 2014 from 59.4% in the year ended December 31, 2013. This slight improvement was due to the geographical mix among our surgical products, and improved product cost structure, in 2014.

Ophthalmic segment

Gross profit for our ophthalmic segment in the year ended December 31, 2014 decreased by $0.5 million, or 1.9%, to $25.6 million, from $26.1 million in the year ended December 31, 2013. Gross profit margin slightly increased to 43.5% in the year ended December 31, 2014 from 43.3% in the year ended December 31, 2013.  These changes primarily reflected the geographical mix of our product revenues in those respective years.

Aesthetic segment

Gross profit for our aesthetic segment in the year ended December 31, 2014 increased by $9.9 million, or 18.4%, to $63.7 million, from $53.8 million in the year ended December 31, 2013, primarily due to increased revenues from our aesthetic products. Gross profit margin decreased to 52.8% in the year ended December 31, 2014 from 53.6% in the year ended December 31, 2013, primarily due to gross margin decreases for our aesthetic segment in APAC, EMEA and Japan.

Operating expenses

The following table presents our operating expenses for the years ended December 31, 2013 and 2014, in U.S. dollars and as a percentage of our revenues.

	For the year ended December 31, 2013		For the year ended December 31, 2014		Period over period change
	($ in thousands)	Percentage of total revenues	($ in thousands)	Percentage of total revenues	($ in thousands)	Percentage
Research and development, net	$22,188	8.4%	$21,618	7.5%	$(570)	(2.6)%
Selling and marketing	81,294	30.6	88,580	30.6	7,286	9
Legal settlements, net	(6,692)	(2.5)	-	-	6,692	-
General and administrative	19,706	7.4	23,435	8.1	3,729	18.9
Total operating expenses	$116,496	43.9%	$133,633	46.1%	$17,137	14.7%

Research and development expenses, net   Our research and development expenses, net, decreased by $0.6 million, or 2.6%, in the year ended December 31, 2014 to $21.6 million from $22.2 million in the year ended December 31, 2013. As a percentage of revenues, our research and development expenses, net decreased to 7.5% in the year ended December 31, 2014 from 8.4% in the year ended December 31, 2013. This decrease (both in absolute amount and as a percentage of our revenues) was attributable to higher amounts of OCS grants recognized in 2014 (which reduced the net amount of our research and development expenses).

Selling and marketing expenses  Our selling and marketing expenses increased by $7.3 million, or 9.0%, in the year ended December 31, 2014 to $88.6 million from $81.3 million in the year ended December 31, 2013. This increase was primarily attributable to an increase in the volume of our revenues. As a percentage of revenues, our sales and marketing expenses were 30.6% in 2014 and 2013.

General and administrative expenses   Our general and administrative expenses increased by $3.7 million, or 18.9%, in the year ended December 31, 2014 to $23.4 million compared with $19.7 million in the year ended December 31, 2013. This increase was primarily the result of expenses related to the offering, which was completed in 2014, and, as a result of such offering, expenses related to our status as a publicly traded company.

Financial expenses, net   Our financial expenses, net, increased by $1.1 million, or 20.5%, in the year ended December 31, 2014 to $6.6 million from $5.5 million in the year ended December 31, 2013. The increase in our financial expenses, net was primarily due to our accrual of a $4.0 million cash fee obligation to Bank Hapoalim pursuant to the terms of the Restructuring Agreement, due to the completion of the offering in 2014, which compared to our accrual of a $2.0 million cash fee obligation to Bank Hapoalim in 2013 due to our achievement of certain EBIDTA targets.

Taxes on income   In the year ended December 31, 2014, we recorded tax expenses of $1.9 million, a decrease of 30.7% from $2.8 million in the year ended December 31, 2013. The decrease was mainly related to adjustments to our uncertain tax position, as a result of our having reached the statute of limitation with respect to certain tax exposures.

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

Taxes on income   In the year ended December 31, 2013, we recorded tax expenses of $2.8 million, an increase of 223.7% from $0.9 million in the year ended December 31, 2012. The increase was mainly related to a 2012 tax benefit resulting from a settlement with the Israeli tax authorities in an amount of $2.4 million.

Impact of Inflation and Currency Fluctuations

Foreign currency exchange risk

Please see the first paragraph under “— Quantitative and Qualitative Disclosure About Market Risk” in Item 11 below for a discussion concerning the percentages of our revenues and expenses denominated in various foreign currencies and the market risk to which we are consequently exposed as a result of exchange rate movements vis-à-vis the U.S. dollar, our functional and reporting currency.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. Any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which will have a negative impact on our profit margins. Conversely, a devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. In 2012, the value of the shekel appreciated in relation to the U.S. dollar by approximately 2.4%. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by approximately 7.5%, which was compounded slightly by a 1.8% rate of inflation in Israel. In 2014, the value of the shekel devaluated in relation to the U.S dollar by approximately 10.6% which was compounded by a 0.2% rate of deflation in Israel, which had the combined effect of reducing the U.S. dollar value of our Israeli/shekel expenses. In Europe and Japan, our revenues are generated primarily in euros and Japanese yen, respectively, and such revenues exceed our expenses incurred in such currencies. Accordingly, if these currencies devaluate relative to the U.S. dollar, the U.S. dollar value of our results are adversely impacted, as was the case for the euro and the Japanese yen in 2014, which devaluated by 11.8% and 12.0%, respectively, in relation to the U.S. dollar. However, if the value of these currencies appreciate relative to the U.S. dollar, the U.S. dollar value of our results are positively impacted, as was the case for the euro in 2012 and 2013, which appreciated in value by 2.0% and 4.5%, respectively, relative to the U.S. dollar.

Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and the euro and the Japanese yen) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. Since 2008, we have engaged in currency hedging activities in order to reduce some of this currency exposure. For a discussion of our hedging transactions, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” below.

The following bullet points present the impact of a 10% fluctuation in currency exchange rates on our results of operations:]

•
An increase of 10% in the value of the shekel relative to the U.S. dollar in the year ended December 31, 2014 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $4.1 million, due to the adverse impact on our operating expenses that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the U.S. dollar in the year ended December 31, 2014 would have caused a net increase in the U.S. dollar reporting value of our operating income of $4.1 million for 2014, due to the favorable effect on our operating expenses that would result from such devaluation of the shekel.

•
An increase of 10% in the value of the euro relative to the U.S. dollar in 2014 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $2.4 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the U.S. dollar in 2014 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $2.4 million for 2014, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

•
An increase of 10% in the value of the Japanese yen relative to the U.S. dollar in 2014 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.9 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the yen relative to the U.S. dollar in 2014 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.9 million for 2014, due to the adverse impact on our operating margins that would result from such devaluation of the yen.

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

The following table presents information about the rate of inflation in Israel and the rate of appreciation/depreciation of the shekel relative to the U.S. dollar and the combined impact of them, representing Israel’s effective inflation rate:

Year ended December 31,	Israeli Inflation Rate	Shekel Appreciation (Devaluation) Relative to Dollar	Effective Inflation (Devaluation) Rate

2009	3.9%	0.7%	4.6%
2010	2.7%	6.4%	9.1%
2011	2.2%	(7.1)%	(4.9)%
2012	1.6%	2.4%	4.0%
2013	1.8%	7.5%	9.3%
2014	(0.2)%	(10.6)%	(10.8)%

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

We believe that the following accounting policies are critical to our financial results and to the understanding of our past and future performance as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations:

●	Revenue recognition;

●	Allowance for doubtful accounts;

●	Inventory valuation and provisions;

●	Valuation of goodwill;

●	Provision for warranty obligations;

●	Restructured Bank debt;

●	Legal contingencies; and

●	Income tax reserves.

Revenue recognition.   We recognize revenues in accordance with Accounting Standards Codification (to which we refer as ASC) Topic 605-10-S99 (SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”), issued by the Financial Accounting Standards Board (to which we refer as the FASB), which requires that the following four criteria to be met in order to recognize revenue:

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

 Pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on  vendor-specific objective evidence, or VSOE, if available, third-party evidence (to which we refer as TPE) if VSOE is not available, or estimated selling price (to which we refer as ESP), if neither VSOE nor TPE is available.

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

Allowance for doubtful accounts   Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and, in some cases, we may obtain letters of credit, bank guarantees or third-party insurance. An allowance for doubtful accounts is provided with respect to specific debts that we have determined to be doubtful of collection. For those debts not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history, current economic trends and management estimates. At December 31, 2012, 2013 and 2014, the allowance for doubtful accounts amounted to $2.4 million, $2.7 million and $2.3 million, respectively.

Inventory valuation and provisions   Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors as detailed below. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value, and such reserves are charged to cost of goods sold. Factors influencing these reserves include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. During the years ended December 31, 2012, 2013 and 2014, we recorded write-offs for inventory no longer required in amounts of approximately $4.0 million, $1.7 million and $1.9 million, respectively.

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

The basis for our reporting units determination for goodwill impairment testing for 2013 and 2014 and in preceding periods was the guidance and criteria outlined in ASC 350-20-35-33 to 350-20-35-36 and ASC 350-20-55.

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

Provision for warranty obligations   We generally provide a standard twelve-month warranty on a majority of our products. However, in some instances we provide a standard warranty for longer period of up to three years for systems sold to end-users. The warranty period begins upon shipment, installation or delivery, depending upon the specifics of the transaction. We record a liability for accrued warranty costs at the time the revenue was recognized from the sale of the unit, which represents the remaining warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience, increases in warranty expense may be necessary. At December 31, 2012, 2013 and 2014, warranty reserves were $5.4 million, $5.0 million and $5.6 million, respectively.

Restructured Bank debt   We have considered the restructured bank debt owed to the Bank, described in “— Item 5.B. Liquidity and Capital Resources—Bank debt restructuring agreement” below, under the criteria of, and have accounted for the restructured Bank debt as, a troubled debt restructuring in accordance with ASC Subtopic 470-60, “Debt — Troubled Debt Restructurings by Debtors”, to which we refer to ASC 470-60, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet.

During the years ended December 31, 2012, 2013 and 2014, we repaid the Bank principal payments of $15.1 million, $10.3 million and $15.0 million, respectively, and incurred interest in amounts of $4.1 million, $3.6 million and $3.1 million, respectively, of which the amounts of $1.2 million, $0.9 million and $0.6 million, respectively, were recorded as interest expenses based on the new effective interest rate, as described below, while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

As of June 30, 2009, the date of the 2009 amendment to the Restructuring Agreement governing our Bank debt, we calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136.5 million, and compared it to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128.7 million. Consequently, we calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. At December 31, 2012, 2013 and 2014, the new effective interest rate was an annual rate of 1.17%, 1.05% and 1.05%, respectively. The changes in the effective interest rates in respect of the aforesaid dates resulted from changes in the LIBOR rate and changes in the weighted average interest on our loan.

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

We account for uncertain tax positions in accordance with ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits, or UTBs, resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to UTBs in tax expense.

Commencing January 1, 2014, we adopted the FASB’s Accounting Standards Update (to which we refer as ASU) 2013-11. The ASU provides guidance on financial statement presentation of a UTB when an NOL carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a DTA for an NOL carry forward, a similar tax loss, or a tax credit carry forward except when:

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

Impact of recently issued accounting standards

On May 28, 2014, the FASB issued final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB, outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

•	Identify the contract(s) with a customer (step 1).
•	Identify the performance obligations in the contract (step 2).
•	Determine the transaction price (step 3).
•	Allocate the transaction price to the performance obligations in the contract (step 4).
•	Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). Existing accounting guidance applicable to these transfers (e.g., ASC 360-20) has been amended or superseded.

Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition. We believe that the adoption of the standard will not have a material impact on our consolidated financial statements

On January, 2015, the FASB issued Income Statement—Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. We believe that the adoption of the standard will not have a material impact on our consolidated financial statements

B.        Liquidity and Capital Resources.

We fund our operations primarily with cash generated from operating activities and from our cash balances. We have also funded operations via the sale of equity securities to investors (who currently constitute our significant shareholders) in private placements. Our primary current uses of our cash are our ongoing operating expenses, repayment of our debt to the Bank and capital expenditures (primarily for the purchase of equipment).

We believe that, based on our current business plan, our cash balances, our existing and unutilized revolving credit line, cash generated from operations and the net proceeds from the March 2014 public offering of our ordinary B shares will be sufficient to meet our currently anticipated cash requirements for the next 12 months. If existing cash balances and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may use the net proceeds from the offering and seek to sell additional equity or debt securities, or renew our existing credit facility, subject to our compliance with the covenants contained in the Restructuring Agreement governing our Bank debt. No assurance can be made that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all. In addition, the level of our internally generated funds is impacted by various factors, including the risk factors described in “Item 3.D Risk Factors” above.

As of December 31, 2014, we were indebted to the Bank in an aggregate principal amount of approximately $48.6 million of interest-bearing debt. Based on relevant accounting requirements, we treat this debt as a restructured troubled debt and accordingly present its amount as $52.0 million on our audited consolidated balance sheet as of December 31, 2014. We intend to service our Bank debt, which is repayable through 2017, from cash generated from operations. We are also obligated to the Bank in respect of guarantees and letters of credit, totaling $2.4 million at December 31, 2014, that the Bank has issued on our behalf to third parties. Our Bank debt is governed by the Restructuring Agreement, which requires our compliance with certain financial and other covenants. For a description of this agreement and the various covenants, see “— Bank debt restructuring agreement” below.

At December 31, 2012, 2013 and 2014, we had $27.1 million, $42.8 million and $105.6 million of cash and cash equivalents and short term bank deposits, respectively. The increase in our cash, cash equivalents and short term bank deposits over the course of 2014 was primarily the result of net proceeds from our offering and proceeds from the exercise of options, as well as, secondarily, cash flow provided from our operating activities in the amount of $12.5 million, partially offset by the repayment of principal that we made to the Bank in the amount of $15.0 million. The following table presents the major components of net cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	($ in thousands)
Net cash provided by operating activities	$6,989	$29,387	$12,492
Net cash provided by (used in) investing activities	4,251	(3,596)	(3,648)
Net cash provided by (used in) financing activities	(15,131)	(10,254)	54,977

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

Net cash flows from operating activities in the year ended December 31, 2014 were $12.5 million and were generated primarily from net income of $12.7 million, which included non-cash expenses amounting to $13.0 million, which were mainly related to depreciation and amortization and stock based compensation. We experienced an increase of $16.6 million in trade receivables, inventory, finished goods used in operations and other accounts receivable during this period as a result of the increase in revenues while trade and other accounts payable increased by an aggregate of $3.4 million.

Net cash flows from operating activities in the year ended December 31, 2013 were $29.4 million and were generated primarily from net income of $17.4 million, which included non-cash expenses amounting to $8.4 million, which were mainly related to depreciation and amortization and stock based compensation. We experienced an increase of $9.3 million in trade receivables, inventory, finished goods used in operations and other accounts receivable during this period as a result of the increase in revenues, while trade and other accounts payable increased by an aggregate of $12.9 million.

Net cash flows from operating activities in the year ended December 31, 2012 amounted to $7.0 million and were generated primarily from net income of $7.0 million, which included non-cash expenses amounting to $5.5 million, mainly related to depreciation and amortization, stock based compensation and restructured debt adjustments. In addition, we experienced a decrease of $9.6 million in trade receivables, inventory, finished goods used in operations and other accounts receivable during 2012, while trade and other accounts payable decreased by $15.1 million.

Net cash provided by (used in) investing activities

Our net cash used in investing activities in the year ended December 31, 2014 was $3.6 million. Investing activities during the period mainly consisted of the purchase of equipment, which amounted to $3.8 million.

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

Net cash provided by (used in) financing activities

Our net cash provided by financing activities for the year ended December 31, 2014 was $55.0 million and consisted of $70.0 million net proceeds from our public offering and proceeds from the exercise of our options, offset in part by $15.0 million of restructured debt principal repayments.

Our net cash used in financing activities for the years ended December 31, 2012 and 2013 was $15.1 million and $10.3 million, respectively, and consisted of our restructured debt principal repayments.

Pursuant to factoring arrangements with financial institutions in Israel, at December 31, 2013 and December 31, 2014, we had balances of approximately $1.6 million and $3.9 million, respectively, of trade receivables that had been sold to such institutions.

In the year ended December 31, 2014, we continued to engage in currency hedging activities in connection with our exposure to changes in the U.S. dollar/shekel, dollar/yen and dollar/euro exchange rates. In May 2013, we entered into a new interest rate swap transaction with respect to our then-outstanding restructured debt (amounting to $48.6 million following the July 2014 debt repayment).

The majority (approximately 77%) of our cash and cash equivalents held on December 31, 2014 were in U.S dollars, while we maintained balances of other currencies, mainly the euro (approximately 7%) and CNY (approximately 5%) to support our foreign operating subsidiaries. Funds raised through our bank debt, private placements and the offering of our ordinary B shares were carried out in U.S. dollars.

Bank debt restructuring agreement

We entered into a debt restructuring agreement with Bank Hapoalim B.M., dated September 29, 2006, which agreement has been amended from time to time through December 24, 2012, and to which, together with such amendments, we refer to as the Restructuring Agreement.

The outstanding principal amount of our debt to the Bank immediately after the closing of the original Restructuring Agreement was approximately $122.1 million (excluding our obligations relating to certain commercial guarantees and letters of credit), which excluded $25.0 million that the Bank had agreed to forgive  subject to our making certain specified repayments.  All of such repayments were made and related debt forgiven by December 2012.

Pursuant to the amendment to the Restructuring Agreement dated December 24, 2012, the Bank also made available to us a revolving credit line of up to $5.0 million from which we could draw from time to time until December 31, 2013. In December 2013, the Bank approved an extension of the credit line and made available an additional revolving credit line in an amount of NIS 5.2 million (approximately $1.5 million) until December 31, 2014, which was further extended for an additional one year period, until December 31, 2015. The annual renewal of such revolving credit lines is subject to the Bank’s approval.

Our most recent repayments of principal to the Bank were made in July 2013 and July 2014, when we repaid approximately $10.3 million and $15.0 million of principal amount, respectively.

As of December 31, 2014, the remaining principal amount of our debt to the Bank was $48.6 million, to be repaid in accordance with the following schedule:

Date	Repayment of Principal
(in dollars)

July 3, 2015	$15,000,000
July 3, 2016	15,000,000
July 3, 2017	18,596,517
Totals	$48,596,517

All remaining outstanding principal amounts under the Bank debt bear interest at the three month LIBOR rate, plus 5.25%. All interest payments are due quarterly.

In connection with the Bank’s loans to us, we had issued to it two warrants, to purchase 1,245,614 shares and 330,882 shares at exercise prices of $8.50 and $11.90 per share, respectively. In March 2014, the Bank exercised the first such warrant on a cashless basis, while the remaining warrant expired on June 30, 2014. Under the Registration Rights Agreement, dated as of December 5, 2006, to which we are party with Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and the Bank, the Bank is entitled to registration rights with respect to the shares issued to it upon the exercise of that warrant.

As a result of achieving certain adjusted EBITDA thresholds in 2013 and our consummation of the offering in 2014, we paid the Bank a $6.0 million cash fee pursuant to the terms of the Restructuring Agreement. We are furthermore obligated to pay an additional $7.5 million cash fee to the Bank if the average closing price of our ordinary B shares on NASDAQ for 15 consecutive trading days equals or exceeds $52.90 per share by the earlier of March 31, 2017 or the repayment of the loan.

The Restructuring Agreement contains customary covenants, which have been modified from time to time. The financial covenants under the agreement prohibit us from exceeding a ratio of net total debt to EBITDA of 3.5:1 on a quarterly basis until our debt to the Bank is repaid in full, while also requiring that we maintain, as the end of each quarter (i) an interest coverage ratio of at least 2:1, (ii) available and accessible cash and cash equivalents of at least $15.0 million, on a consolidated basis, and (iii) accounts receivable of at least $20.0 million:

The Restructuring Agreement also contains certain customary negative covenants that require us to refrain from certain actions unless we obtain the Bank’s consent. As of December 31, 2014 we were in compliance with all covenants under the Restructuring Agreement.

Our debt under the Restructuring Agreement is secured by a floating charge on all of our assets, certain fixed charges over our assets and those of our subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt. In the event that we default under the Restructuring Agreement, the Bank may declare all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, equal to the interest rate previously in effect plus 2.5%.

For further information concerning the Restructuring Agreement (including the various amendments thereto), the Registration Rights Agreement and other agreements with the Bank, please see copies of those documents that are filed as exhibits to this annual report, which are incorporated herein by reference.

C.        Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Research and Development” and “Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in Item 4.B above and “Risks Relating Primarily to our Location in Israel” in Item 3.D above.

D.        Trend Information.

For trend information, see the discussion above in Item 3.D “Risk Factors”, Item 4B “Business Overview”, Item 5A “Operating Results” and Item 5B “Liquidity and Capital Resources”.

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

F.         Tabular Disclosure of Contractual Obligations.

The following table summarizes our known contractual obligations and commitments, as of December 31, 2014, that we expect to require significant cash outlays in the future.

	Payments Due by Period ($ in thousands)
		Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Contractual Obligations	Total	2015	2016 – 2017	2018 – 2020	2020 and Thereafter
Restructured Debt Obligations (1)	$52,862	$17,292	$35,570	$-	$-
Operating Lease Obligations (2)	19,221	6,332	8,042	4,218	629
Uncertain Tax Positions (3)	4,753	-	-	-	-
Accrued Post-Employment Benefits (4)	8,663	141	-	-	8,522
Total	$85,499	$23,765	$43,612	$4,218	$9,151

(1)
Includes future principal and interest payments to the Bank pursuant to the Restructuring Agreement, based upon the terms of such agreement, as amended and in effect on December 31, 2014. See “— Bank debt restructuring agreement” above.

(2)	Includes lease obligations for facilities, vehicles and certain equipment.
(3)
Comprises accruals for certain income tax positions under ASC 740, which are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 15(k) to our consolidated financial statements included in this annual report for further information regarding our liability under ASC 740. The total amount of unrecognized tax benefits for uncertain tax positions was $4.8 million as of December 31, 2014. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(4)
Comprises severance pay obligations to our employees in Israel and Japan, as required under Israeli and Japanese labor laws, which are payable only upon termination of employment or retirement of the respective employees. Of this amount, $5.5 million is unfunded. See Note 2(o) to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability for post-employment benefits. For 2016 and thereafter, these obligations are presented only in their total amount, due to the difficulty in determining the timing of the settlements.

The obligation amounts in the above table do not include royalties that we are obligated to pay to the OCS and others based upon future sales of our products. At December 31, 2014, the maximum royalties payable to the OCS were $2.3 million, contingent upon sales of the relevant products. Other royalties are payable on certain product sales pursuant to various licensing agreements, ranging from 3.0% to 7.5% of the net selling price.

In addition, as of December 31, 2014, we had outstanding guarantees and letters of credit with various expiration dates of approximately $2.4 million principal amount, of which approximately $1.7 million related to facilities, and the remaining amount related to car leases and other miscellaneous guarantees.

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

Name	Age	Position
Executive Officers
Zipora (Tzipi) Ozer-Armon	49	Chief Executive Officer
Ophir Yakovian	41	Chief Financial Officer
Kevin McGann	53	Vice President, President of Lumenis Americas Region
Zhai Qiying	50	Senior Vice President, President of Lumenis China and APAC Region
Eran Pintel	44	Vice President, President of Lumenis Europe, Middle East and Africa (EMEA) Region
Hiromitsu Kashihara	51	Vice President, President of Lumenis Japan
Ezi Hayon	47	Vice President, General Manager – Surgical Segment
Roy Ramati	51	Vice President, General Manager – Aesthetic Segment
Hadas Padan	40	Vice President, General Manager – Ophthalmic Segment
Amir Lichter	47	Vice President, Research & Development
Yuval Shani	49	Vice President, Global Operations
Eran Cohen	56	Vice President, Global Service
Rick Gaykowski	57	Vice President, Regulatory Affairs and Quality Systems
Ido Warshavski	46	Vice President, General Counsel and Corporate Secretary
Ayelet Peled	50	Vice President, Global Human Resources

Directors
Harel Beit-On (1)	55	Chairman of the Board of Directors
Yoav Doppelt (1)	46	Director
Naftali (Tali) Idan (1) (2) (3) (4)	62	Director
Talia Livni (2) (3) (4)	71	Director
Arie Weisberg	64	Director
Shlomo Yanai (2)	61	Director
Hope S. Taitz(2) (3)	50	Director

(1)	Member of the finance committee of the board of directors.
(2)	Member of the compensation committee of the board of directors.
(3)	Member of the audit committee of the board of directors.
(4)	Serves as an external director under the Companies Law.

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

Kevin McGann has served as Vice President and Regional President of our Americas region since joining Lumenis in November 2013. Prior to joining Lumenis, Mr. McGann served as Vice President of Sales from 2010 to 2013 and Eastern Area Vice President of Sales from 2008 to 2010 of Medtronic Inc. Previously, from 2003 to 2008, Mr. McGann served as Director of Sales of Kyphon Inc. Mr. McGann holds a bachelor’s of science degree in Business Administration from Villanova University, Pennsylvania.

Zhai Qiying, who was appointed a Senior Vice President in November 2011, has served as President of Lumenis China and APAC since joining Lumenis in April 2001 as part of our acquisition of CMG. In 1992, Mr. Zhai spearheaded the CMG operations in China and managed them until our acquisition of CMG in 2001. He holds a bachelor’s degree in physics from the University of Tianjin, China.

Eran Pintel served as our Vice President and Regional President, EMEA, since joining Lumenis in January 2015. Prior to joining Lumenis, Mr. Pintel held various management positions at Ham-Let Advanced Control Technologies, from 1997 to 2014, including serving as an executive member in the company’s management team from 2003 to 2014. Mr. Pintel holds a BA in Business Management from Haifa University in Israel and completed the International Executive Program at INSEAD, France.

Hiromitsu Kashihara served as our Vice President and Regional President, Japan, since joining Lumenis in January 2015. Prior to joining Lumenis, Mr. Kashihara served as Vice President and General Manager of Medtronic’s cardiovascular business in Japan from 2008 to 2014 and cardiovascular business in Asia Pacific from 2007 to 2008, and as the Business Director of Medtronic’s ENT & Neurology businesses in the Asia Pacific Region, from 2005 to 2007. Prior to that, Mr. Kashihara served in various management positions at Baxter Japan, from 2002 to 2005, and as a Senior Scientist at Procter & Gamble from, focusing on healthcare, oral care, personal beauty and cosmetics, from 1990 to 2002.  Mr. Kashihara holds a B.Sc. and M.Sc. degrees in Organic Chemistry from Kwansei Gakuin University in Japan.

Ezi Hayon has served as Vice President and General Manager of our Surgical Segment since joining Lumenis in October 2014. Prior to joining Lumenis, Mr. Hayon served as Executive Director of Product Management at McKesson from 2007 to 2014. Prior thereto, he served as Project Manager at GE Healthcare from 2001 to 2007. Mr. Hayon holds a B.Sc. in Computer Science from the Haifa University and a MS in Engineering Management from the University of Wisconsin, United States.

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

Yuval Shani has served as our Vice President, Global Operations, since joining Lumenis in July 2014. Prior to joining Lumenis, Mr. Shani served as the Head of Global Operations at CheckPoint Technologies from 2010 to 2014. Prior thereto, he served as Vice President, Operations and General Manager of the Israeli site of Microsemi Corporation from 2005 to 2010, and as the Head of Operations & Manufacturing at Nice Systems from 1993 to 2000. Mr. Shani holds a B.A. in Economics & Management, and an MBA specializing in Financing – both from Manchester University, United Kingdom.

Eran Cohen has served as our Vice President, Global Service since October 2014 and as our Vice President, Global Operations since joining Lumenis in December 2012. Prior to joining Lumenis, Mr. Cohen served as Vice President, Operations at Cadent Technologies Corp., from March 2008 to November 2012. Prior thereto, Mr. Cohen served as Vice President, Operations at Nur Macroprinters Ltd., from 2006 to 2008, and as the Chief Financial Officer at Orbotech Japan Co., Ltd. from 2002 to 2005. Mr. Cohen holds a bachelor’s degree in Management and Economics from the Technion — Israel Institute of Technology, Haifa, Israel, and an Executive MBA from Tel Aviv University.

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

Ido Warshavski has served as our Vice President, General Counsel & Corporate Secretary since joining Lumenis in December 2014. Prior to that, Mr. Warshavski served at Given Imaging as its chief legal officer, from September 2004 until September 2014, most recently as Senior Vice President, General Counsel & Corporate Secretary. Prior to that, Mr. Warshavski was a corporate attorney at Proskauer LLP in New York, from September 1999 to August 2004. Prior to that, Mr. Warshavski was an intern and an attorney practicing commercial litigation, medical malpractice and employment law in leading law firms in Israel and served as a teaching assistant in Civil Procedure at the College of Management Law School in Tel Aviv, Israel, from March 1996 to July 1998. Mr. Warshavski holds an LL.B., cum laude, from the College of Management Law School, and an LL.M. from Duke University School of Law in Durham, North Carolina.

Ayelet Peled has served as our Vice President, Global Human Services since joining Lumenis in June 2014. Prior to joining Lumenis, Ms. Peled served as Global Vice President, Human Resources at Camtek Ltd. from 2010 to 2014. Prior to that, she held various management positions at NICE Systems Ltd., from 2000 to 2010, including her role as HR Director for NICE Israel and NICE Global Security Division from 2007 to 2010.  Ms. Peled holds a BA in Social Sciences and MBA studies specializing in organizational behavior from Tel Aviv University.

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

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt currently serves as the CEO of Kenon Holding Ltd. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Group since its inception in 2007 and as the Chief Executive Officer of XT Capital since 2001. Mr. Doppelt joined the XT Group in 1996 and has been with XT Capital since its inception in 1997, holding various finance and managerial positions. Mr. Doppelt currently serves as a member of the board of directors of TowerJazz Ltd. (NASDAQ:TSEM) and several other companies. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion—Israel Institute of Technology, Haifa, Israel and an MBA degree from Haifa University, Israel.

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

Hope Taitz has served as our external directors since July 2014. Ms. Taitz is currently the Managing Partner of ELY Advisors. From 1995 to 2003, Ms. Taitz was Managing Partner of Catalyst Partners, L.P., a money management firm she founded, which focused on special situations in both debt and equity sectors, including retail, consumer and specialty finance. From 1990 to 1992, Ms. Taitz was a Vice President at The Argosy Group (now part of the Canadian Imperial Bank of Commerce) specializing in financial restructuring before becoming a Managing Director at Crystal Asset Management, from 1992 to 1995. From 1986 to 1990, Ms. Taitz was at Drexel Burnham Lambert, first as a mergers and acquisitions analyst and then as an associate in the leveraged buyout group. Ms. Taitz is a founding executive member of Youth Renewal Fund and Pencils of Promise and a board member of The Future Project. Ms. Taitz currently serves as a member of the board of directors of Apollo Residential Mortgage, Inc., Athene Holding Ltd., Athene Life Re Ltd., Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity & Life Assurance Company of New York, Athene Annuity and Life Company, Athene Life Insurance Company of New York, Diamond International Resorts, Inc., Lumenis Ltd., MidCap Finco Holdings Limited, MidCap FinCo Limited and MCFeeder Limited. Ms. Taitz graduated with honors from the University of Pennsylvania with a BA in Economics.

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

B.       Compensation.

The following table presents all compensation we recorded, during the year ended December 31, 2014 to all persons who served as a director or as a member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for expenses incurred in providing us with services during this period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued(1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group, consisting of 31 persons(2)	$6,730,366	$51,680

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Includes compensation paid to certain officers who no longer serve as officers of the Company.

Compensation of Executive Officers and Directors

For the year ended December 31, 2014, the aggregate amounts of salaries, benefits and bonuses, and consulting and director fees, but excluding any option grants, that were payable to our executive officers and directors and to their respective affiliates in respect of employment, consulting and directorship agreements and arrangements (which includes other amounts described in “Major Shareholders and Related Party Transactions- Related Party Transactions” in Item 7.B of this annual report) was $6.8 million. The amount paid for the year ended December 31, 2014 included amounts paid to certain of our former executive officers, who ceased serving as such during 2014 or in 2015 to date. Further, the amount paid for the year ended December 31, 2014 also included an amount of $401,740 paid to our directors in respect of annual and per meeting fees. As of December 31, 2014, options to purchase 1,824,762 ordinary B shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $8.07 per share, with expirations from January 2015 to August 2021.

Disclosure regarding the compensation of our five most highly compensated office holders on an individual basis will be disclosed in our proxy statement in connection with the 2015 annual general meeting of shareholders in accordance with Israeli regulations.

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

All of our stock option and share incentive plans are administered by our board of directors. Upon the expiration of the plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted. Options granted under any of the plans may not expire later than ten years from the date of grant, although, in recent years, option grants have been generally provided for an expiration date of seven years from the grant date.

 2000 Share Option Plan

In July 2001, we adopted our 2000 Share Option Plan, to which we refer as the 2000 Plan, which was subsequently amended and restated in May 2005, and was most recently amended in September 2006. The 2000 Plan expired in July 2011 and accordingly no further grants may be made under this plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. Pursuant to the May 2005 amendment, Israeli grantees who were our directors, officers and employees could be granted options under the 2000 Plan that would qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. To qualify for the “capital gains route”, the trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, to which we refer as the ITA, approved this plan as required by applicable law. The 2000 Plan also permitted the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). The 2000 Plan also provided for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or ISOs, and options that are not so qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2000 Plan allowed for the grant of awards to grantees in other jurisdictions. Following the effectiveness of our recapitalization and the termination of the 180 day period following the offering, the shares issuable under outstanding awards under the 2000 Plan consist of ordinary B shares.

2007 Share Incentive Plan

In January 2007, we adopted our 2007 Share Incentive Plan, to which we refer as the 2007 Plan, which expires in January 2017. The number of ordinary shares reserved for the exercise of options granted under the plan was originally set at 1,176,471. In December 2007, the 2007 Plan, as amended, was approved by our shareholders in order to qualify the 2007 Plan for grants of awards as ISOs. The number of shares issuable under the 2007 Plan has been increased multiple times, most recently from 2,764,706 to 3,352,943 on January 1, 2015. Pursuant to an amendment to the 2007 Plan that was adopted by our board of directors on December 4, 2013 and approved by our shareholders on January 30, 2014, the  number of shares issuable under the 2007 Plan is to be subject to an annual increase on the first day of each fiscal year during the term of the 2007 Plan, beginning on January 1, 2014, in an amount equal to the lesser of (i) 588,236 shares, (ii) two percent of the outstanding shares on the last day of the immediately preceding year, and (iii) an amount determined by the board of directors. Further to such amendment, on January 1, 2015, the number of ordinary B shares (following our recapitalization) issuable under the 2007 Plan increased by 588,236, to 3,352,943 ordinary B shares. Each increase in the number of shares reserved under the 2007 Plan will be submitted within 12 months to the approval of our shareholders so that grants of awards from the increase may qualify as ISOs. Our employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2007 Plan provides for the grant of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). To date, we have granted awards only of stock options under this plan. The 2007 Plan provides for the grant to residents of Israel of options that qualify under the “capital gains route” provisions of Section 102 of the Ordinance (see under “2000 Share Option Plan” above), as well as for the grant of options that do not qualify under such provisions. The 2007 Plan has been approved by the ITA. The 2007 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not so qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2007 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments to the plan. Following the effectiveness of our recapitalization, the shares issuable under outstanding awards and new awards under the 2007 Plan consist of ordinary B shares.

The following table presents certain option data information for the above-described plans as of March 24, 2015:

Plan	Total Shares Authorized for Option Grants	Aggregate Number of Options Exercised	Aggregate Number of Options Outstanding	Shares Available for Future Grants	Weighted Average Exercise Price of Outstanding Options
2000 Plan	1,352,942	58,170	294,118	—	$9.11
2007 Plan	3,352,943	376,104	1,979,614	750,769	$10.25
Totals	4,705,885	434,274	2,273,732	750,769	$19.36

On January 4, 2008, we filed a registration statement on Form S-8 to register the issuance of shares underlying then-outstanding options, as well as shares available for issuance pursuant to future grants to directors, officers, employees and eligible consultants under the above plans and our, now expired, 1999 Share Option Plan. On June 4, 2013, we filed an additional registration statement on Form S-8 in order to register the issuance of an additional four million shares under the 2007 Plan. Following the consummation of the offering and as a result of the recapitalization, on June 2, 2014 we filed a registration statement on Form S-8 to register the issuance of up to additional 941,177 ordinary shares and a registration statement on Form S-8 to register the issuance of up to 3,107,907 ordinary B shares, which are, in each case, reserved for issuance under our 2007 plan.

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

C.       Board Practices.

Board of Directors

Under our amended and restated articles of association, our board of directors is to consist of not less than two nor more than 14 directors, including external directors as required by the Companies Law (see “— External Directors”). Our board of directors presently consists of seven members. Pursuant to the Companies Law, the board of directors retains all of the powers in running our Company that are not specifically granted to our shareholders or management. Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Each director, other than external directors, is elected by a simple majority vote of holders of our shares, participating and voting at an annual meeting of our shareholders. See “Description of Share Capital — Election of Directors.” Except for the external directors, each director elected at a meeting of shareholders serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. External directors, as further described below, serve a three-year term and may be reelected by shareholders for additional three-year periods. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or as new directors, in each case for a term of office that lasts until the next annual meeting of our shareholders. In the event of a vacancy resulting in the board consisting of less than a majority of the number of directors provided by our amended and restated articles of association, the board of directors may only act in an emergency or to fill the office of a director which has become vacant or act in order to convene a general meeting of our shareholders for the purpose of electing such additional number of directors. Except with respect to external directors, our shareholders may remove a director from office by a simple majority vote. There is no requirement that a director own any shares in us.

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

Under the Companies Law, our board of directors is required to determine the minimum number of board members who are required to possess “accounting and financial expertise”, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least one of our directors must possess accounting and financial expertise and it further determined that Naftali Idan and Hope Taitz, our current external directors, possess “accounting and financial expertise.”

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

External Directors

Under the Companies Law, the board of directors of a company whose shares are publicly traded is required to include at least two members who qualify as “external directors”. The qualifications of an external director, are mandated statutorily by the Companies Law, and are distinguishable in certain ways from the criteria for serving as an “independent director” under the NASDAQ Listing Rules. The definition of independent director under the NASDAQ Listing Rules and external director under the Companies Law overlap to a significant degree such that it is generally the case that directors serving as external directors satisfy the independence requirements under the NASDAQ Listing Rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Listing Rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there shall be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Listing Rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment.  Naftali Idan, Talia Livni and Hope Taitz qualify and currently serve as our external directors.

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting (which excludes abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional terms of three years each, and for a company such as ours with shares listed on the NASDAQ Global Select Market, for an unlimited number of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and subject to certain requirements set forth in the Companies Law and the regulations promulgated thereunder. Such requirements allow, among other things, that one or more shareholders holding at least one percent of the voting power of a company may nominate an external director to serve in that capacity for an additional term. The special approval requirements for the election of external directors set forth above must be met for election for an additional term, and such external director may not be at the appointment date, and may not have been during the two years preceding the appointment date, a related shareholder or competitor, or a relative or an affiliate of a related shareholder or competitor (as defined in the Companies Law).

External directors may be removed from office by the same shareholder vote percentage required for their election or by a court, but only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If there are fewer than two external directors on the board of directors, the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

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

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.

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

Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise (as defined in those regulations). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. In this regard, our board of directors has determined that Naftali Idan and Hope Taitz, two of our current external directors, possess “accounting and financial expertise,” while Talia Livni, our other external director, possesses “professional qualifications.”

Board Committees

Audit Committee

Nasdaq Listing Requirements

Under the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Naftali Idan (chairman of the committee), Talia Livni and Hope S. Taitz. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that Naftali Idan and Hope S. Taitz are financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and Rule 5605(a)(2) of the NASDAQ Listing Rules.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must also meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three years each, subject to certain conditions set forth in the Companies Law. Our board of directors has determined that Naftali Idan, Talia Livni, Shlomo Yanai and Hope S. Taitz are unaffiliated directors.

The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, or any person who is affiliated with the controlling shareholder. The chairman of the audit committee must be an external director.

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ Listing Rules, as well as the requirements of the audit committee under the Companies Law, which include the following responsibilities:

•
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and
•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Compensation Committee

Our compensation committee consists of Talia Livni (chairman of the committee), Naftali Idan, Shlomo Yanai and Hope S. Taitz. Our board of directors adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Listing Rules and the Companies Law, which include:

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

Compensation Policy

Under an amendment to the Companies Law, in addition to appointing a compensation committee, we are required to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such policy is required to be set by our board, after considering the recommendation of our compensation committee, and requires shareholder approval. However, under the Companies Law, the compensation committee and the board of directors can adopt a compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors have determined that the compensation policy is for the benefit of the Company.

The compensation committee is responsible for (i) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (ii) duties related to the compensation policy and to the compensation of a company’s office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;
•	assessing implementation of the compensation policy;
•	determining whether to approve the terms of compensation of office holders that require such committee’s approval; and
•	determining whether the compensation terms of certain office holders need not be brought to the shareholders for approval.

Pursuant to the Companies Law amendment, in July 2013, following the recommendation of our compensation committee, our board of directors approved our compensation policy, to which we refer as our 2013 Compensation Policy. Our shareholders, in turn, approved the compensation policy at our annual general meeting of shareholders that was held in September 2013.

The 2013 Compensation Policy serves as the basis for determining the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. Our 2013 Compensation Policy relates to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the company’s risk management, size and the nature of its operations. The 2013 Compensation Policy furthermore considers the following additional factors:

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

The 2013 Compensation Policy also includes the following principles:

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

Our 2013 Compensation Policy also considers appropriate incentives from a long-term perspective and maximum limits for severance compensation.

NASDAQ Listing Requirements

Under NASDAQ Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ Listing Rules relating to compensation committee members, which are different from the general test for independence of board and committee members.  Each of the members of our compensation committee satisfies those requirements.

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

For additional information, see “— Compensation of Directors and Senior Management.”

Finance Committee

The finance committee of our board of directors oversees our financial risks and exposures and the risk-mitigating activities initiated by us, including, but not limited to, currency risks and interest rate risks. The finance committee consists of Harel Beit-On, Yoav Doppelt and Naftali Idan.

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

Directors’ Service Contracts

For a description of our directors’ service contracts, please see Item “Directors’ Service Contracts; Employment Agreements with Executive Officers” in Item 6.B above. Other than the contracts described herein, we do not have any service contracts with our directors nor do we have arrangements with our directors that entitle them to any benefits upon termination of their service as our directors.

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

Special majority for this purpose is a vote that fulfills one of the following requirements:

•
a majority of the voting rights in the company held by non-controlling shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction or arrangement (for this purpose, abstentions are disregarded); or

•
the voting rights held by non-controlling shareholders who have no personal interest in the transaction or arrangement and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company (which, for purposes of this discussion, includes. a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company).

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

Viola-LM and XT Hi-Tech, and their respective affiliates, are deemed to be controlling shareholders in our company (for purposes of related party transactions and certain other matters, based on the broader definition of “controlling shareholder” described above in this subsection titled “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”). This status may change in the future.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $50 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $165,806, which expires in February 26, 2016.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any court judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that are instituted on the company’s behalf, or that another person institutes against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) with respect to a monetary sanction.

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

D.       Employees.

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three years:

	As of December 31,
	2012	2013	2014
Number of employees by category of activity
Management and administrative	85	110	130
Research and development	101	126	126
Operations	229	196	197
Sales and marketing	310	367	411
Service	195	223	239
Sales support	34	39	34
Total workforce	954	1,061	1,137
Numbers of employees by geographic location
Israel	299	327	357
North & South America	229	224	207
Europe	54	68	70
Japan	71	76	84
APAC	301	366	419
Total workforce	954	1,061	1,137

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

The following table lists, as of March 24, 2015 the number of ordinary B shares beneficially held by each of our directors and members of our senior management:

Name	Share Ownership (1) (2)
	Number of ordinary B shares beneficially owned	Percentage of ordinary B shares beneficially owned
Directors and Executive Officers
Harel Beit-On(3)	12,961,988	35.7%
Yoav Doppelt	*	*
Naftali (Tali) Idan	*	*
Talia Livni	*	*
Arie Weisberg	*	*
Shlomo Yanai	*	*
Hope S. Taitz	*	*
Zipora (Tzipi) Ozer-Armon	477,713	1.3%
Ophir Yakovian	*	*
Kevin McGann	*	*
Zhai Qiying	*	*
Yuval Pintel	*	*
Hiromitsu Kashihara	*	*
Ezi Hayon	*	*
Roy Ramati	*	*
Hadas Padan	*	*
Amir Lichter	*	*
Yuval Shani	*	*
Eran Cohen	*	*
Rick Gaykowski	*	*
Ido Warshavski	*	*
Ayelet Peled	*	*
Directors and executive officers as a group	13,875,763	37.3%

* Less than 1%.

(1)	Unless otherwise indicated, consists solely of options to purchase the number of shares specified;
(2)
For the purpose of this table, and in accordance with Rule 13d-3 under the Exchange Act, percentages shown for individual persons or groups include any stock options held by such person or group that are exercisable for Lumenis ordinary B shares within 60 days of March 24, 2015. Further, in keeping with such Rule 13d-3, computation of percentage ownership is based upon Lumenis ordinary B shares outstanding at March 24, 2015, plus such number of Lumenis ordinary B shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)
Consists of (i) 12,704,627 ordinary B shares held by Viola-LM, with respect to which Mr. Beit-On may be deemed to share beneficial ownership, due to his relationship with Viola-LM (as described in Item 7.A “Major Shareholders”), (ii) 216,000 ordinary B shares issuable upon the exercise of options, at an exercise price of $9.11 per option, held by Mr. Beit-On in trust for and to the benefit of the general partner of Viola-LM, with respect to which Mr. Beit-On shares voting and dispositive power, all of which are currently exercisable and expire in December 2016 and (iii) 41,361 ordinary B shares issuable upon the exercise of options at an exercise price of $10.80 per option held by Mr. Beit-On personally, which are currently exercisable and expire in January 2021. The foregoing groups of ordinary B shares do not include an additional 1,720 ordinary B shares, which are held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess any voting or dispositive power.  Except with respect to the shares described in subsection (iii), Mr. Beit-On disclaims beneficial ownership of all of the foregoing groups of ordinary B shares owned, except to the extent of his pecuniary interest therein.

Stock Option and Share Incentive Plans.

For a description of our stock option and share incentive plans in which our directors and members of our senior management may participate, please see “Stock Option and Share Incentive Plans” in part B of this “Item 6- Directors, Senior Management and Employees- Compensation”.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary B shares as of March 24, 2015 by each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding ordinary B shares.

The beneficial ownership of our shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 24, 2015 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 36,022,839 ordinary B shares outstanding as of March 24, 2015.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary B shares listed below have sole investment and voting power with respect to such shares.

As of March 24, 2015, we are aware of 1,115 U.S. persons that are holders of record of our shares. Such holders of record currently hold, in the aggregate, 14,395,347 ordinary B shares, constituting approximately 40% of the beneficial ownership of our outstanding shares.

Unless otherwise noted below, each beneficial owner’s address is c/o Lumenis Ltd., 6 Hakidma Street, Yokneam Northern Industries Park, Yokneam 2069204, Israel.

	Share ownership as of March 24, 2015
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of beneficial owner
Viola-LM Partners L.P. (1) %	12,704,627	35.3%
XT Hi-Tech Investments (1992) Ltd. and affiliates (2) %	8,649,928	24.0%

(1)
The beneficial ownership of Viola-LM Partners L.P., to whom we refer as Viola-LM, of our shares consists of 12,704,627 ordinary B shares held directly by Viola-LM. Viola-LM is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola-LM and may be deemed to be the beneficial owners of the shares held by Viola-LM. The address of Viola-LM is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel.

(2)
The beneficial ownership of XT Hi-Tech Investments (1992) Ltd, to whom we refer as XT Hi-Tech, of our shares consists of 8,591,916 ordinary B shares held directly by XT Hi-Tech and 58,012 ordinary B shares held directly by Lynav Holdings Ltd., or Lynav, an affiliate of XT Hi-Tech.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav, are each the direct owners of one-half of the outstanding shares. Udi Angel indirectly controls Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech. Mr. Udi Angel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The address of XT Hi-Tech is 40 Einstein Street, Ramat Aviv Office Tower, Tel Aviv 69102, Israel.

B.        Related Party Transactions.

Registration Rights Agreement

In December 2006, contemporaneously with the closing of an equity financing by our company (to which we refer as the 2006 Equity Financing) and the Restructuring Agreement with the Bank, we entered into a registration rights agreement (to which we refer as the Registration Rights Agreement) with Viola-LM (then known as LM Partners L.P.), XT Hi-Tech (then known as Ofer Hi-Tech Investments Ltd.), and the Bank to provide certain registration rights to them and their respective assignees. On June 25, 2009, contemporaneously with the closing of an additional equity financing, to which we refer as the 2009 Equity Financing, we entered into an amendment to the Registration Rights Agreement (to which we refer as the Registration Rights Agreement Amendment No. 1), pursuant to which (i) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (to whom we refer collectively as Agate), the new investor participating in the 2009 Equity Financing, by execution of joinders, became a party to the Registration Rights Agreement, and (ii) the ordinary shares, along with additional ordinary shares issuable upon exercise of warrants, that were issued in the 2009 Equity Financing became subject to the rights granted under the Registration Rights Agreement. In December 2013, we entered into, and on December 24, 2013, December 25, 2013 and January 30, 2014, our compensation committee, board of directors and shareholders, respectively, approved, an additional amendment to the Registration Rights Agreement (to which we refer as Registration Rights Agreement Amendment No. 2). Pursuant to Registration Rights Agreement Amendment No. 2, among other revisions, the “registrable shares” covered by the Registration Rights Agreement (as described below) were revised to include ordinary B shares (our class of shares that were issued upon the effectiveness of our recapitalization and listed for trading upon the offering) and exclude ordinary shares (which were not be listed for trading, and which were subsequently reclassified as ordinary B shares ).

The registration rights provided under the Registration Rights Agreement, as amended by Registration Rights Agreement Amendments No. 1 and No. 2, relate to the following outstanding shares:

•	The 13,166,991 shares acquired at the closing of the 2006 Equity Financing;
•	The 3,291,748 shares that were issued in 2006 and 2007 upon the exercise of warrants granted pursuant to the 2006 Equity Financing;
•	The 1,604,278 shares acquired at the closing of the 2009 Equity Financing;

•	The 425,826 shares issued as of November 7, 2011 upon the exercise of the remaining warrants granted pursuant to the 2006 Equity Financing;
•	The 2,878,463 shares issued pursuant to the post-closing adjustment provisions under the 2006 Equity Financing;
•	The 363,305 shares issued upon the exercise of the warrants held by the Bank; and
•	Any other shares issuable in respect of any of the foregoing shares pursuant to any stock split, stock dividend, reclassification or similar adjustment events.

The shares listed above, once reclassified as ordinary B shares, are referred to in this annual report as the “registrable shares.” Following the effectiveness of our recapitalization prior to the offering, a portion of the above shares — those that were reclassified as ordinary B shares — or ordinary B shares issued as a share dividend on existing ordinary shares, were deemed to be registrable shares. On the 181st day following the date of the underwriting agreement for the offering, when all of the above shares were reclassified as ordinary B shares, they were all be deemed “registrable shares” under the Registration Rights Agreement.

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

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Exculpation, Indemnification and Insurance of our Office Holders

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and members of our senior management, exculpating them from a breach of their duty of care to us and undertaking to indemnify them to the fullest extent permitted by the Companies Law. We have also obtained insurance for our directors office holders. See “Directors, Senior Management and Employees- Board Practices” in Item 6.C above .

Grant of Stock Options to Directors and Senior Management

Each of our current directors and members of our senior management has received stock options for the purchase of ordinary B shares. See “Directors, Senior Management and Employees- Compensation” in Item 6.B above.

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

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, we were served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece, with a complaint seeking compensation for damages that were allegedly caused by the malfunction of a “Photoderm” machine sold by our agent at the time, K.P. Parpas Hellas Aesthetic And Medical Equipment-Services- Products S.A. The complaint alleged damages in the approximate amount of 1,234,620 euros. The matter was tried by the Court of First Instance of Athens and the claims against us were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in our favor. In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against us. The hearing on the appeal was held on February 21, 2011 and a further hearing was held on March 10, 2014. On March 9, 2015, the Supreme Court issued a final, non- appealable judgment dismissing the complaint against Lumenis.

Eagle Medical Systems Pvt Ltd. v. Lumenis Ltd. and Certain Subsidiaries

In October 2011, Eagle Medical Systems Pvt Ltd., which we refer to as Eagle, instituted a “Suit for Accounts, Mesne Profits, Damages and Permanent Injunction” in the High Court of Delhi in New Delhi, India against Lumenis and certain subsidiaries with respect to an exclusive distributorship allegedly established by letter dated July 1, 2001 from ESC Medical Systems, Inc. The claim alleges that an exclusive distributorship agreement was created and continues in force. Eagle claims a commission on every sale in India since July 2001. The complaint claims specified damages of 20,000,000 INR (approximately $300,000) and other damages to be determined by the court based on the actual sales in India. As a result, we are unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. At a hearing held on January 24, 2014, we responded to a request to admit or deny original documents. At a hearing held on March 14, 2014, the court finalized the matter of denying original documents.  At a further hearing held on March 13, 2015, we were authorized to file additional documentary evidence. A further hearing has been scheduled for April 13, 2015, where Eagle must admit or deny the validity of the documents we filed. We deny all allegations of liability to Eagle and are vigorously defending this matter. We believe we recorded an adequate reserve with respect to this claim.

Bernas Medical v. Lumenis Ltd

On December 25, 2013, Bernas Medical, or Bernas, a distributor of the Company’s products in France, filed a complaint in Tel Aviv District Court in Israel against the Company, claiming that the Company improperly terminated its distribution agreement with Bernas, dated September 1, 2012. Bernas claims direct and indirect damages as a result of the termination in the amount of $1.1 million (NIS 3.8 million). On March 2, 2014 we filed a counter claim for damages in the amount of $1.3M (NIS 4.5 million) related to a misrepresentation by Bernas.  On December 24, 2014, the parties have entered into a settlement agreement and the lawsuits were dismissed. The settlement result was recorded as part of the “General and administrative expenses” line item in our consolidated statements of operations for the year ended December 31, 2014.

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

The following table sets forth the high and low sales prices for our ordinary B shares as reported by the NASDAQ Global Select Market, in U.S. dollars, for the periods indicated below:

	NASDAQ Global Select Market
Annual	High	Low
	(price per ordinary share)
2014 (beginning on February 27, 2014)	12.8	8.18

	NASDAQ Global Select Market
Quarterly	High	Low
	(price per ordinary share)
First Quarter 2014 (beginning on February 27, 2014)	12.80	10.17
Second Quarter 2014	11.55	8.18
Third Quarter 2014	10.01	8.51
Fourth Quarter 2014	10.65	8.58

	NASDAQ Global Select Market
Most Recent six Months	High	Low
	(price per ordinary share)
October 2014	9.29	8.58
November 2014	10.65	9.17
December 2014	9.97	9.25
January 2015	10.75	9.37
February 2015	11.65	9.97
March 2015 (through March 24, 2015)	11.99	11.38

Our ordinary B shares, par value NIS 0.85 per share, are registered on the books of our transfer agent, American Stock Transfer and Trust Company, LLC. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of any securities exchange on which our ordinary shares may be listed once again in the future or our insider trading policy.

B.        Plan of Distribution.

Not Applicable.

C.        Markets.

The ordinary shares of the Company (then known as ESC Medical Systems Ltd.) were first listed and began trading on the NASDAQ National Market (now known as the NASDAQ Global Select Market) on January 24, 1996 under the ticker symbol “ESCMF”, which was changed to the ticker symbol “ESCM” as of September 17, 1999. On September 24, 2001, our shares began trading under the ticker symbol “LUME”. On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the Pink Sheets, trading under the ticker symbol “LUME.PK”. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act. On May 1, 2007, we filed a registration statement for the re-registration of our shares, which resulted in our ordinary shares once again becoming eligible for quotation or trading in the United States. Nevertheless, our ordinary shares were not listed on any national securities exchange or quoted on any exchange or interdealer system from April 26, 2006 until the reclassification of all such shares as ordinary B shares in August 2014.

On February 27, 2014, our ordinary B shares were listed for trading on the NASDAQ Global Select Market under the ticker symbol “LMNS”.

On August 26, 2014, all of our ordinary shares were automatically reclassified as ordinary B shares on a 1:1 basis. As a result, our share capital consists entirely of ordinary B shares.

D.        Selling Shareholders.

Not Applicable.

E.         Dilution.

Not Applicable.

F.         Expenses of the Issue.

Not Applicable.

ITEM 10.              ADDITIONAL INFORMATION.

A.        Share Capital.

Not applicable

B.        Memorandum and Articles of Association.

Share Capital

Under our amended and restated articles of association and following the effectiveness of the recapitalization that we began to effect prior to, and completed 181days following, the offering (as described below),, our authorized share capital consisted of 105,882,354 ordinary B shares, par value of NIS 0.85 each.

Prior to the offering, our board of directors effected a reverse stock split at a ratio of 8.5 to 1, which was applied to all of our then-outstanding ordinary shares, options and warrants. In addition, our board of directors authorized a share dividend of 12.5 ordinary B shares for every 100 ordinary shares then held, our shareholders received a share dividend of ordinary B shares with respect to their ordinary shares, such that our shareholders’ shares consisted of 88.9% ordinary shares and 11.1% ordinary B shares.

Pursuant to the offering, only ordinary B shares were sold and listed for trading on the NASDAQ Global Select Market. On August 26, 2014, the 181st day following the date of the underwriting agreement for the offering, any additional issued and outstanding ordinary shares were automatically reclassified as ordinary B shares on a 1:1 basis. The authorized number of ordinary shares under our articles was adjusted downwards, and the number of authorized ordinary B shares under our articles adjusted upwards, by such number of ordinary shares that were reclassified as ordinary B shares. The number of authorized but unissued shares of each class were unaffected by such a reclassification.

Rights Attached to Shares

Dividend Rights.  Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary B shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Risk Factors — Risks Related to an Investment in Our Ordinary B Shares — We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our ordinary B shares” for an explanation concerning the payment of dividends under Israeli law.

Voting Rights.  Holders of our ordinary B shares have one vote for each share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholders’ meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. There are currently no preferred shares outstanding.

In addition, the Companies Law imposes certain duties on our shareholders. See “Directors, Senior Management and Employees- Board Practices” in Item 6.C above  for additional information on such duties.

Rights to Share in Surplus in the Event of Liquidation .  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary B shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Election of Directors

Pursuant to our amended and restated articles of association, our directors (other than external directors) are elected on an annual basis by the holders of a simple majority of our ordinary B shares present and voting at an annual general shareholders’ meeting. Our ordinary B shares do not have cumulative voting rights for this purpose or any other purpose. As a result, holders of our ordinary B shares that represent more than 50% of the voting power represented at a shareholders meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described above under “External Directors” in “Directors, Senior Management and Employees- Board Practices” in Item 6.C of this annual report.

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

Limited Liability

Our company is a public limited company and, as such, each shareholder’s liability for our obligations is limited to the payment of the par value of the ordinary B shares held by such shareholder, subject to the provisions of the Companies Law.

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

Special Tender Offer

The Companies Law provides that , subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that, subject to certain exceptions,  an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a greater-than 45% shareholder of the company, unless there is already a greater-than 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, (2) was from a 25% or greater shareholder of the company, which thereby resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a greater-than 45% shareholder of the company, which thereby resulted in the acquirer becoming a greater-than 45% shareholder of the company. A special tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the subject company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the subject company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the special tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent special tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. An offeror may provide in the offer that an offeree who accepts the offer will not be entitled to appraisal rights, so long as the offeror and the company disclosed the information required by law in connection with the tender offer.

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

Pursuant to our 2000 Plan and our Israel 2003 Share Option Plan, in the event of a change of control, all options then held by our directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire number of ordinary B shares underlying such options.

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

Changes in Our Capital

Changes in our capital are subject to the approval of our shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting. At the annual general meeting of our shareholders held on September 9, 2013, our shareholders approved a resolution authorizing our board of directors, for a period of 36 months from the date of such meeting, to effect one or more reverse share splits (consolidations) of our authorized share capital and our issued and outstanding shares, in such ratio, and either by increasing or maintaining the same par value per share, as our board of directors shall, in its absolute discretion, determine. Our board of directors was also authorized to approve such amendments to our memorandum and amended and restated articles of association and to take such other actions as it shall determine, in its absolute discretion, to be necessary or appropriate to give effect to the aforesaid reverse share split. Pursuant to that authority, in February 2014, our board of directors effected a reverse share split with respect to all issued and outstanding ordinary shares immediately prior to the effectiveness of our recapitalization, as described above under “Description of Share Capital — Share Capital.”

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

C.        Material Contracts.

Except as otherwise described immediately below or as herein in Item 4.A “History and Development of the Company” above, Item 4.B “Business Overview” above, Item 7.A “Major Shareholders” above or Item 7.B “Related Party Transactions” above (including Amendment No.2 to the Registration Rights Agreement, as described in Item 7.B above), we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business.

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

Israeli Taxation Considerations — Capital Gains and Dividend Income

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2014 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on stock exchange- 20% with respect to the portion of the gain generated up to December 31, 2011 from January 1, 2003), or 30%, in the case of sale of shares by a Substantial Shareholder ( i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period (for any asset other than shares that are listed on stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011 after January 1, 2003). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in in 2014).

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

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for our shares, at the rate of 25% (or 30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period, unless such Substantial Shareholder holds such shares through a nominee company in which case the rate is 25%) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, unless a reduced rate is provided under an applicable tax treaty. If the dividend is attributable partly to income derived from an Approved Enterprise, Privileged Enterprise, or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess  Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014).

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

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary B shares are not counted toward meeting the 16-day holding period required by the statute. A foreign tax credit for the Israeli tax can be deferred if the U.S. holder enters into certain types of arrangements to defer inclusion of the related dividend in income for tax purposes. The foreign tax credit rules are complex and U.S. holders should consult their tax advisors regarding the application of the foreign tax credit limitations to their particular circumstances.

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

Tax Consequences if We Are a Passive Foreign Investment Company

Certain adverse tax consequences could apply to a U.S. holder if we are treated as a passive foreign investment company, or PFIC, for any taxable year during which the U.S. holder holds ordinary B shares. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

Based on our financial reports, we believe that we were not a PFIC for our taxable year ended December 31, 2014. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2015 or for any future taxable year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any prior taxable year, the current taxable year or any future taxable year. If we were a PFIC, a U.S. holder of ordinary B shares generally may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of ordinary B shares and certain distributions with respect to ordinary B shares.

If we were a PFIC, certain information reporting consequences may apply and certain elections (including a mark-to-market election) may be available to U.S. holders with respect to ordinary B shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to an investment in ordinary B shares.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of designated amounts and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. The designated amounts are $50,000 on the last day of a taxable year or $75,000 at any time during the taxable year in the case of unmarried taxpayers filing separate income tax returns and $100,000 on the last day of the taxable year or $150,000 at any time during the taxable year in the case of married taxpayers filing a joint income tax return. Higher thresholds apply to certain taxpayers living outside the United States. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign trusts or estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary B shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. The IRS has proposed regulations that will require a domestic entity to file Form 8938 if the entity is formed or availed of to hold specified foreign financial assets and the value of those assets exceeds the appropriate reporting threshold. Penalties can apply if there is a failure to satisfy this reporting obligation or an understatement of tax relating to an undisclosed specified foreign financial asset. A U.S. holder is urged to consult its tax adviser regarding its reporting obligation.

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

I.          Subsidiary Information.

Not Applicable.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our functional and reporting currency, except for our subsidiaries in Europe and Japan, is the U.S. dollar and we derive the majority of our revenues in U.S. dollars, accounting for 57.1% and 53.6% % of our revenues in the years ended December 31, 2013 and 2014, respectively. However, a portion of our revenues is denominated in other currencies such as the euro and the Japanese yen, which accounted for 11.4% and 13.3% of our revenues in the year ended December 31, 2013, and 13.2% and 11.5% of our revenues in the year ended December 31, 2014, respectively. Furthermore, a significant portion of our headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, in particular the shekel, the euro, the Japanese yen and the Chinese yuan, which accounted for 27.5%, 7.1%, 9.2% and 16.6% of our payroll and related expenses in the year ended December 31, 2013, and 32.4%, 5.3%, 8.6% and 16.5%  of our payroll and related expenses in the year ended December 31, 2014, respectively. As a result, our earnings, cash flows and financial position are exposed to fluctuations in foreign currency exchange rates, mainly the euro, Japanese yen, Chinese yuan and shekel, vis-à-vis the U.S. dollar. We attempt to limit this exposure by selling and linking the sales price of our products mostly to the U.S. dollar.

In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. We hedge the part of our forecasted expenses denominated in shekels and forecasted net exposure to the euro and Japanese yen. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the value of the hedged cash flows through earnings in the period such cash flows will be realized. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the financial expenses, net during the period of change in their fair value. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements, and, along with the devaluation of the U.S. dollar, our results of operations may be adversely affected by such currency rate movements, notwithstanding such hedging program.

The tables below provide information as of December 31, 2014 regarding (i) our foreign currency-denominated monetary assets and liabilities and (ii) our derivative instruments.

a.         Foreign currency denominated monetary assets and liabilities.

	Total as of December 31,	Settlement Date						Fair Value
	2014	2015	2016	2017	2018	2019	2020 and thereafter	as of December 31, 2014
	(U.S. $ in thousands)
Current Assets:
Shekels	1,652	1,652	—	—	—	—	—	1,652
Euro	13,448	13,448	—	—	—	—	—	13,448
Japanese yen	9,140	9,140	—	—	—	—	—	9,140
U.K. pound sterling	5,568	5,568	—	—	—	—	—	5,568
Chinese yuan	14,499	14,499	—	—	—	—	—	14,499
Indian rupee	1,657	1,657	—	—	—	—	—	1,657
Australian dollar	3,514	3,514	—	—	—	—	—	3,514
Hong Kong dollar	865	865	—	—	—	—	—	865
Singapore dollar	586	586	—	—	—	—	—	586
Other	264	264	—	—	—	—	—	264
Total	51,193	51,193	—	—	—	—	—	51,193
Long term Assets:
Shekels	3,125	—	—	—	—	—	3,125	3,125
Euro	257	73	—	184	—	—		257
Japanese yen	429	55	15		—	—	359	429
Chinese yuan	370	-	81	253	28	—	8	370
Indian rupee	457	87	18	10	289	49	4	457
Other	99	7	-	71	-	-	21	99
Total	4,737	222	114	518	317	49	3,517	4,737
Current Liabilities:
Shekels	8,961	8,961	—	—	—	—	—	8,961
Euro	2,542	2,542	—	—	—	—	—	2,542
Japanese yen	766	766	—	—	—	—	—	766
U.K. pound sterling	686	686	—	—	—	—	—	686
Chinese yuan	11,925	11,925	—	—	—	—	—	11,925
Hong Kong dollar	2,164	2,164	—	—	—	—	—	2,164
Indian rupee	513	513	—	—	—	—	—	513
Australian dollar	730	730						730
Other	109	109	—	—	—	—	—	109
Total	28,396	28,396	—	—	—	—	—	28,396
Long term Liabilities
Shekels	3,751	—	—	—	—	—	3,751	3,751
Euro	177	—	—	—	—	—	177	177
Japanese yen	4,601	—	—	—	—	—	4,601	4,601
Chinese yuan	1,301						1,301	1,301
Indian Rupee	1,342						1,342	1,342
U.K pound sterling	98						98	98
Other	344	—	—	—	—	—	344	344
Total	11,614	—	—	—	—	—	11,614	11,614

b.         Derivative Instruments.

	Settlement Date
	2015	2016	2017	2018	2019	2020 and thereafter
	(U.S. $ in thousands)
Notional amounts to be received/(paid) from currency hedging derivatives
In New Israeli Shekel	12,351	—	—	—	—	—
Total	12,351	—	—	—	—	—

We have floating rate debt of approximately $48.6 million as of December 31, 2014, which exposes us to potential losses related to changes in interest rates. Our management from time to time evaluates the risks associated with the interest rates and our associated payments due in respect of this debt. Accordingly, on March 4, 2008, we entered into an interest rate swap transaction, to which we refer as the 2008 IRS Transaction, with respect to $40.0 million of debt, which was due in stages from the third quarter of 2009 until the end of second quarter of 2013. Under the terms of the 2008 IRS Transaction, we paid a fixed interest rate of 3.13% and received the three month LIBOR rate of interest.

In May 2013, we entered into a new interest rate swap transaction, to which we refer as the 2013 IRS Transaction (and, together with the 2008 IRS Transaction, the IRS Transactions) with respect to our outstanding restructured debt, which amounted to approximately $63.6 million following the July 2013 repayment. Under the terms of the 2013 IRS Transaction, we pay a fixed interest rate of 0.61% and receive the three month LIBOR rate of interest.

The fair value of the IRS Transactions is reflected in our balance sheets, in accordance with their expected maturity periods, and the changes in the value are included in our other comprehensive income. As of December 31, 2013 and 2014, the fair value of the IRS Transactions was $178 and 155, respectively.

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

Pursuant to ASC 815, the floor foreign exchange currency rate creates an embedded derivative, which its fair value should be measured and bifurcated at inception from the lease agreement and recorded as an asset or a liability. The change in the mark to market of the embedded derivative value is recorded in our financial statements as financial (income) expenses in each respective reporting period. As of December 31, 2013 and 2014, the fair value of such embedded derivative was a liability of $2.3 million and 0.9 million, respectively. As of December 31, 2013 and 2014, the fair value of the sub-lease embedded derivatives was an asset in the amount of$0.3 and $0.1 million, respectively.

For a sensitivity analysis of the impact of a 10% fluctuation in currency exchange rates on our results of operations, see Item 5.A. “Operating Results- Impact of Inflation and Currency Fluctuations”.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.              CONTROLS AND PROCEDURES.

(a)       Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2014, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in “Internal Control - Integrated Framework (1992)”, as well as guidance set forth in releases of the SEC. Based on such assessment, management concluded that, as of December 31, 2014, our internal control over financial reporting was effective. Management is working towards implementation of the criteria set forth by the revised COSO framework (2013). Such implementation is expected to be completed during 2015.

(c)       Attestation Report of Registered Public Accounting Firm.

The attestation report of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, which we refer to as Brightman Almagor, our independent accountants, regarding the effectiveness of our internal control over financial reporting is included in “Item 18—Financial Statements” on page F-3 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Tali Idan and Ms. Hope S. Taitz, who serve on the audit committee of our board of directors, meet the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of the SEC’s Regulation S-K and Item 16A of SEC Form 20-F and are independent directors, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

ITEM 16B.          CODE OF ETHICS.

We have adopted a Code of Ethics for Senior Financial Officers, to which we refer as the Code of Ethics, that applies to our chief executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions for us. The Code of Ethics supplements our Business Conduct and Ethics Policy, which applies to all of our employees worldwide. In August 2014, we adopted a new Business Conduct and Ethics Policy, a copy of which is filed as an exhibit to this annual report and is posted on our website at http://www.lumenis.com.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2014 and 2013, the fees billed to us and our subsidiaries by our principal accountants:

	Year ended December 31,
	2014	2013
	($ in thousands)
Audit fees (1)	$475	$338
Audit related fees(2)	100	80
Tax fees (3)	35	35
Total	$690	$453

(1)
Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements. In 2014, such fees also included the audit of the company’s internal control over financial reporting.

(2)
 “Audit-Related fees” for 2013 and 2014 include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering.

(3)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

Pre-approval Policies and Procedures

Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2014 or 2013 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

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

In accordance with Israeli law and practice and subject to the foregoing exemption available to foreign private issuers, we follow the provisions of the Companies Law, rather than the NASDAQ Listing Rules, with respect to the following requirements:

•
Quorum at shareholder meetings. As permitted under the Companies Law, our amended and restated articles of association provide that the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and at an adjourned meeting, with some exceptions, two or more of shareholders, irrespective of the percentage of the voting power of our shares held), instead of 33 1/3% of the issued share capital as required under the NASDAQ Listing Rules.

•
Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which generally include, among other things (i) transactions with directors concerning the terms of their service (which may include indemnification, exemption and insurance for their service) or for any other position that they may hold with us, (ii) transactions concerning the compensation, indemnification, exculpation and insurance of our chief executive officer; (iii) adoption of the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder, (v) amendments to our amended and restated articles of association, (vi) election of directors and (vii) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We do not, however, seek shareholder approval for an issuance that will result in a change of control of our company as described in the NASDAQ Listing Rules.

We otherwise comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules.

ITEM 16H.          MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS.

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2013 and 2012	F-3 to F-4
Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-5
Consolidated statement of Comprehensive income	F-6
Statements of Changes in Shareholders’ Equity (Deficiency) for the Years Ended December 31, 2013, 2012 and 2011	F-7 to F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-9
Notes to the Consolidated Financial Statements	F-10 to F-50

ITEM 19.              EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Articles of Association of Lumenis Ltd., as amended and restated (incorporated by reference to Exhibit 1.1 to Registrant’s registration statement on Form 20-F, filed with the SEC on March 27, 2014)
1.2
Memorandum of Association of Lumenis Ltd., as amended on July 26, 2001 and January 30, 2014 (English translation) (incorporated by reference to Exhibit 1.2 to Registrant’s registration statement on Form 20-F, filed with the SEC on March 27, 2014)

2.1	Specimen ordinary B share certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s registration statement on Form F-1, filed with the SEC on February 13, 2014)
4.1
Lease Agreement, dated as of September 27, 2006, between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility (incorporated by reference to Exhibit 4.19 to the exhibit to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.2
Construction and Lease Agreement, dated January 8, 2008, between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel (incorporated by reference to Exhibit 4.(b)6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

4.3
Letter Agreement with Bank Hapoalim B.M, dated June 17, 2003 (incorporated by reference to Exhibit 10.5 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.4
Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Ltd. (incorporated by reference to Exhibit 10.6 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.5
Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Holdings Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

4.6
Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on November 19, 2003)

4.7.1
Restructuring Agreement, dated as of September 29, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.21 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.7.2
Amendment No. 1 to Restructuring Agreement, dated as of December 5, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.22 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.7.3
Amendment No. 2 to Restructuring Agreement, dated June 25, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)

4.7.4
Amendment to Amendment No. 2 to Restructuring Agreement, dated November 10, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.7.5
Amendment No. 2 to Amendment No. 2 to Restructuring Agreement, dated February 22, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.7.6
Letter of Waiver from Bank Hapoalim B.M., dated June 17, 2009 (incorporated by reference to Exhibit 4.(b)16 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.7.7
Amendment No. 3 to Restructuring Agreement, dated June 30, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)17 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.7.8
Amendment No. 4 to Restructuring Agreement, dated January 24, 2010, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)18 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 6, 2010)

4.7.9
Financial Covenants Letter, dated November 6, 2011, from Lumenis Ltd. to Bank Hapoalim B.M., confirmed and acknowledged by Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b).19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 28, 2012)

4.7.10
Amendment to Restructuring Agreement, dated June 28, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (incorporated by reference to Exhibit 4.b(19) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)

4.7.11
Amendment to Restructuring Agreement, dated December 24, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (including a Financial Covenants Letter dated December 24, 2012) (incorporated by reference to Exhibit 4.b(20) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.8
Purchase Agreement, dated as of September 30, 2006, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P. (incorporated by reference to Exhibit 4.20 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

4.9
Form of Purchase Agreements, dated June 21, 2009, between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (incorporated by reference to Exhibit 4.(b)19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)

4.10
Registration Rights Agreement, dated as of December 5, 2006 , as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014,, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.)  the other investors identified on Schedule I thereto and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.20 to Registrant’s registration statement on Form 20-F, filed with the SEC on March 27, 2014)

4.11
Consulting Agreement, dated June 13, 2012, between Lumenis Ltd. and Amit Management and Consulting Ltd., relating to services to be provided by Mr. Arie Weisberg. (incorporated by reference to Exhibit 4.b(33) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.12
2000 Share Option Plan, as amended September 30, 2006 (incorporated by reference to Exhibit 4.2 to a Post-Effective Amendment to the Registrant’s registration statement on Form S-8, File No. 333-148460, filed with the SEC on April 2, 2008)

4.13
Israel 2003 Share Option Plan, as amended May 27, 2003 (incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders, filed with the SEC under cover of Schedule 14A on April 30, 2003)

4.14.1
2007 Share Incentive Plan, as amended on May 31, 2012 (incorporated by reference to Exhibit 4.c(3) to the Registrant's annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013)

4.14.2
Amendments to 2007 Share Incentive Plan adopted on January 30, 2014 (incorporated by reference to Proposal 6 of the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)

4.15
Form of Indemnification Agreement for directors and certain members of senior management (incorporated by reference to Appendix C to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(c) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)

8	List of Subsidiaries.*
11.1	Lumenis Business Conduct and Ethics Policy*
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

Date: April 2, 2015

LUMENIS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Lumenis Ltd.

We have audited the accompanying consolidated balance sheets of Lumenis Ltd (the "Company") and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 2, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Lumenis Ltd.

We have audited the internal control over financial reporting of Lumenis Ltd (the "Company") and its subsidiaries as of December 31, 2014, based on the  criteria established in Internal Control — Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 2, 2015 expressed an unqualified opinion on those financial statements.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 2, 2015

LUMENIS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2 0 1 3	2 0 1 4

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$42,811	$105,590
Trade receivables (net of allowance for doubtful accounts of $2,690 and $2,294 at December 31, 2013 and 2014, respectively)	42,867	46,266
Inventories	36,075	40,648
Prepaid expenses and other receivables	10,194	10,430

Total current assets	131,947	202,934

LONG-TERM ASSETS:

Finished goods used in operations, net	4,793	5,836
Property and equipment, net	8,094	8,865
Goodwill	50,217	50,217
Severance pay fund	3,875	3,125
Other assets	7,519	6,677

Total long-term assets	74,498	74,720

TOTAL ASSETS	$206,445	$277,654

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2 0 1 3	2 0 1 4

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Restructured debt	$17,493	$16,836
Trade payables	24,553	31,182
Other accounts payable and accrued expenses	39,413	35,722
Deferred revenues and customer advances	19,057	23,425
Total current liabilities	100,516	107,165

LONG-TERM LIABILITIES:
Restructured debt	52,024	35,188
Accrued post-employment benefits	8,906	8,522
Deferred revenues	8,144	8,191
Other liabilities	19,155	18,076
Total long-term liabilities	88,229	69,977

TOTAL LIABILITIES	188,745	177,142

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.85 par value;
Authorized: 52,941,177 and 0 shares at December 31, 2013 and 2014, respectively; (*) Issued: 25,766,321 and 0 shares at December 31, 2013 and 2014, respectively; (*) Outstanding: 25,762,141 and 0 shares at December 31 ,2013 and 2014, respectively; (*)	4,291	-
Ordinary B shares of NIS 0.85 par value; Authorized: 52,941,177 and 105,882,354 shares at December 31, 2013 and 2014 respectively; Issued: 3,220,268 and 35,983,474 shares at December 31, 2013 and 2014, respectively; Outstanding: 3,220,268 and 35,979,294 shares at December 31, 2013 and 2014, respectively;	789	6,767
Additional paid-in capital (*)	596,053	666,808
Accumulated other comprehensive income	14,115	11,760
Accumulated deficit	(597,446)	(584,721)
Treasury shares, at cost (4,180 shares at December 31, 2013 and 2014)	(102)	(102)

Total shareholders' equity	17,700	100,512

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$206,445	$277,654

(*) Adjusted to reflect reverse split and share dividend (See Note 1(b))

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Revenues:
Products	$198,811	$213,799	$235,870
Services	49,779	51,557	53,849
Total revenues	248,590	265,356	289,719

Cost of revenues:
Products	97,150	96,100	107,651
Services	28,174	27,147	27,219
Total cost of revenues	125,324	123,247	134,870

Gross profit	123,266	142,109	154,849

Operating expenses:
Research and development (net of grants and participations in the amount of $0, $378 and $1,308 for the year ended December 31, 2012, 2013 and 2014 respectively).	18,497	22,188	21,618
Selling and marketing	75,010	81,294	88,580
General and administrative	20,446	19,706	23,435
Legal settlements, net	-	(6,692)	-
Total operating expenses	113,953	116,496	133,633

Operating income	9,313	25,613	21,216
Finance expenses, net	1,464	5,462	6,580
Income before taxes on income	7,849	20,151	14,636
Taxes on income	852	2,758	1,911

Net income	$6,997	$17,393	$12,725

Basic net income per share (*)	$0.24	$0.60	$0.37

Diluted net income per share (*)	$0.24	$0.58	$0.36

(*) Adjusted to reflect reverse split and share dividend (See Note 1(b))

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Net income	$6,997	$17,393	$12,725

Other comprehensive Income:
Unrealized gain (loss) on interest rate swap transaction and foreign currency cash flow hedges	413	(569)	(1,048)
Unrealized gain (loss) on pension items, net of taxes (in the amount of ($99), $49 and $249 in the years ended December 31, 2012, 2013 and 2014, respectively)	146	(89)	(451)
Foreign currency translation adjustments	(440)	(803)	(856)

	119	(1,461)	(2,355)

Total comprehensive income	$7,116	$15,932	$10,370

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands, except share data

	Ordinary shares			Ordinary B shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total shareholders' equity
	Number (**)	Amount		Number	Amount	capital	shares	income	deficit	(deficiency)

Balance as of December 31, 2011	25,761,406	$4,291		-	-	$540,950	$(102)	$15,457	$(571,197)	$(10,601)
Changes in 2012:
Compensation related to employees' share option plan	-	-		-	-	3,285	-	-	-	3,285
Exercise of employees share options	147	(*	)	-	-	2	-	-	-	2
Other Comprehensive income, net	-	-		-	-	-	-	119	-	119
Net income	-	-		-	-	-	-	-	6,997	6,997
Balance as of December 31, 2012	25,761,553	$4,291		-	-	$544,237	$(102)	$15,576	$(564,200)	$(198)

Changes in 2013:
Compensation related to employees' share option plan	-	-		-	-	1,954	-	-	-	1,954
Exercise of employees share options	588	(*	)	-	-	12	-	-	-	12
Other comprehensive income, net	-	-		-	-	-	-	(1,461)	-	(1,461)
Ordinary B share dividend	-	-		3,220,268	789	49,850	-	-	(50,639)	-
Net income	-	-		-	-	-	-	-	17,393	17,393
Balance as of December 31, 2013	25,762,141	$4,291		3,220,268	$789	$596,053	$(102)	$14,115	$(597,446)	$17,700

(*)	Less than $1
(**)	Adjusted to reflect reverse split and share dividend (see Note 1(b))

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares			Ordinary B shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		Number	Amount	capital	shares	income	deficit	equity

Balance as of December 31, 2013(**)	25,762,141	$4,291		3,220,268	$789	$596,053	$(102)	$14,115	$(597,446)	$17,700
Changes in 2014:

Issuance of B Shares, net	-	-		6,255,202	1,509	65,475	-	-	-	66,984
Compensation related to employees' share option plan	-	-		-	-	2,776	-	-	-	2,776
Exercise of employees share options	3,309	(*	)	375,069	89	2,593	-	-	-	2,682
Cashless exercise of warrants	322,937	79		40,368	10	(89)	-	-	-	-
Other comprehensive income, net	-	-		-	-	-	-	(2,355)	-	(2,355)
Reclassification (See Note 1(b))	(26,088,387)	(4,370)		26,088,387	4,370	-	-	-	-	-
Net income	-	-		-	-	-	-	-	12,725	12,725

Balance as of December 31, 2014	-	$-		35,979,294	$6,767	$666,808	$(102)	$11,760	$(584,721)	$100,512

(*)	Less than $1
(**)	Adjusted to reflect reverse split and share dividend (see Note 1(b))

The accompanying notes are an integral part of the consolidated financial statements

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Cash flows from operating activities:
Net income	$6,997	$17,393	$12,725
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,866	5,911	6,994
Compensation related to employees' share option plan	3,285	1,954	2,776
Adjustments related to restructured debt	(3,046)	(836)	971
Revaluation of financial assets and other, net	(373)	569	1,196
Deferred income taxes, net	810	793	1,086
Decrease (increase) in trade receivables, net	483	(4,291)	(4,562)
Decrease (increase) in inventories and finished goods used in operations	10,427	(4,763)	(10,433)
Increase in prepaid expenses and other receivables	(1,285)	(188)	(1,652)
Increase (decrease) in trade payables	(15,824)	9,458	6,377
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	(1,076)	1,983	(1,857)
Increase in accrued post-employment benefits, net	325	225	250
Increase (decrease) in other long-term liabilities	1,400	1,179	(1,379)
Net cash provided by operating activities	6,989	29,387	12,492

Cash flows from investing activities:
Purchase of property and equipment	(3,895)	(3,624)	(3,836)
Investment in short-term and long-term bank deposits	(875)	(131)	(365)
Proceeds from maturity of short term bank deposits	9,021	159	553
Net cash provided by (used in) investing activities	4,251	(3,596)	(3,648)

Cash flows from financing activities:
Proceeds from exercise of share options	$2	$12	$2,682
Issuance of share capital, net	-	-	67,295
Repayments of long-term loan from bank	(15,133)	(10,266)	(15,000)
Net cash provided (used) in financing activities	(15,131)	(10,254)	54,977

Effect of exchange rate change on cash and cash equivalents	(29)	171	(1,042)
Increase (decrease) in cash and cash equivalents	(3,920)	15,708	62,779
Cash and cash equivalents at beginning of period	31,023	27,103	42,811
Cash and cash equivalents at end of period	$27,103	$42,811	$105,590

Supplemental disclosure of cash flow activities:

Cash paid during the period for Interest	$3,841	$3,738	$3,604
Cash paid during the period for income taxes	$1,050	$1,669	$907

Supplemental disclosure of non-cash investing and financing activities:
Prepaid issuance costs	-	-	$311
Purchase of property and equipment	-	-	$397

The accompanying notes are an integral part of the consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1    -        GENERAL

a.
Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in the development and commercialization of energy-based medical systems used in variety of minimally invasive procedures in its three segments: Surgical, Ophthalmic and Aesthetic. The Company provides energy based solutions for both medically necessary and elective procedures, primarily for the aging population. For most of the Company’s current products, it utilizes laser technology to deliver light energy for specific body tissues to achieve the desired clinical outcomes in variety of medical procedures, including ablation or enucleation, or removal of, unwanted or diseased tissue such as enlarged prostate and tumors, cauterizing surgical wounds to prevent bleeding, fixation of important anatomical like a detached retina or aesthetic treatment such as skin rejuvenation and the removal of unwanted hair. The Company's products use proprietary technology and, accordingly, the Company holds numerous patents and licenses.

b.	Initial Public Offering (“IPO”)

1.
On March 4, 2014, the Company completed a public offering by issuing of 6,250,000 ordinary B shares at $12.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds to the Company from the offering amounted to $66,984.

Subsequently to the offering and in accordance with the underwriters option included in the offering to purchase an additional 937,500 ordinary B shares at the IPO price from certain shareholders, 769,352 ordinary B shares were sold by such shareholders.

2.
In order to facilitate the offering, the Company implemented a recapitalization by creating a second class of ordinary shares, designated as ordinary B shares (“Ordinary B Shares”) having voting and other rights identical to those of the Company's originally issued ordinary shares (“Ordinary Shares,” and collectively with Ordinary B Shares, “Shares” or “shares”).

Also as part of the recapitalization, the Company implemented a reverse split at a ratio of 8.5 for 1, effective as of February 14, 2014.

Accordingly, all ordinary shares, options, warrants, per share data and exercise prices included in these financial statements for all periods presented have been retroactively adjusted to reflect the 8.5 for 1 reverse share split.

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

Basic and diluted per-share information presented in the consolidated statements of operations for 2012 and 2013 is retroactively adjusted to reflect the impact of the share dividend.

The outstanding share data, accumulated deficit and additional paid in capital as of December, 31, 2013 have been adjusted to reflect the 12.5% share dividend described above.

3.	On August 26, 2014 all issued and outstanding Ordinary Shares automatically reclassified as Ordinary B Shares on a 1:1 basis in their entirety.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to allowance for doubtful accounts, sales allowances, inventory write-offs, goodwill valuation, accrued warranty costs, legal contingencies, income taxes, retirement and post-retirement benefits (including actuarial assumptions), as well as in estimates used in applying the revenue recognition policy. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

The financial statements of certain subsidiaries of the Company, of which the functional currency is not the U.S dollar, have been translated into U.S dollars. All assets and liabilities on the balance sheets have been translated into the U.S dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into U.S dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

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

During the years ended December 31, 2012, 2013 and 2014, the Company recorded write-offs for inventory no longer required in amounts of $3,957, $1,655 and $1,892, respectively.

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

The Company's property and equipment and finished goods used in operations are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2012, 2013 and 2014 the Company recorded an impairment loss in the amount of $0, $292 and $429, respectively.

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

As of December 31, 2012, 2013 and 2014 the goodwill amount assigned to the Surgical and Aesthetic reporting units did not change.

The Company applies ASC 350 guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. The Company estimated as of December 31, 2012, 2013 and 2014 the fair value of each of the reporting units using the Income Approach in the form of a discounted cash flow (“DCF”) analysis. Significant estimates used in the calculation of DCF include estimates of future cash-flows, future short-term and long-term growth rates and weighted average cost of capital for each reporting unit. In addition, the Market Approach, which indicates the fair value of a business based on a comparison of the subject company to comparable/guideline publicly traded companies and/or transactions in its industry, was utilized to corroborate the overall value for the reporting units.

During 2012, 2013 and 2014, no impairment losses were recorded, as the fair value of each of the reporting units, as determined in the first step of impairment test, exceeded its carrying value.

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.):

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

The primary type of transactions in which the Company engages for which ASU 2009-13 is applicable are agreements that include multiple elements which are delivered at different points in time. Such elements may include some or all of the following:

•	Products;
•	Installation of systems and training; and
•	Extended warranty contracts (most systems are sold with a standard one year warranty (See also note l below).

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

The following table provides the details of the change in the Company's warranty accrual for the years ended December 31, 2013 and 2014:

	December 31,
	2 0 1 3	2 0 1 4

Balance at the beginning of the year	$5,389	$4,985
Warranties issued during the year	6,386	7,139
Costs incurred with respect of warranties during the year	(6,790)	(6,570)
	$4,985	$5,554

m.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $225, $378 and $448, respectively.

n.	Accounting for income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances (“DTA”), are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for income taxes: (Cont.)

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions (“UTB”), in accordance with the provisions of ASC 740. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The company consider the presentation of a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (DTA) for an NOL carry forward, a similar tax loss, or a tax credit carry forward, except when:

•
An NOL carry forward, a similar tax loss, or a tax credit carry forward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, the UTB should be presented in the financial statements as a liability and should not net the UTB with a DTA.

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

Severance pay expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $2,405, $2,711 and $2,512 respectively.

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

The amount in excess of 10%, as stated above, will be recorded in the statements of operations, commencing from the following year, in equal annual installments over the anticipated period of employment (10.6 years) of the Lumenis Japan employees, who are members of the plan.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit: (Cont.)

The actuarial calculations, as set forth below, have been performed in accordance with ASC 715.

	December 31,
	2 0 1 3	2 0 1 4

Accumulated benefit obligation	$4,244	$4,316

Change in projected benefit obligation:

Projected benefit obligation at beginning of year	$5,009	$4,526
Service cost	409	409
Interest cost	29	25
Actuarial loss	149	700
Currency exchange rate changes	(867)	(614)
Benefits paid	(203)	(307)
Projected benefit obligation at end of year	$4,526	$4,739

Net periodic benefit cost :

Service cost	$409	$409
Interest cost	29	25
Net periodic benefit cost	$438	$434

Amounts recognized in accumulated other comprehensive income:

Net actuarial loss, net of taxes	$(89)	$(451)

Accumulated other comprehensive loss , net of taxes	$(279)	$(730)

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Assumptions used to calculate amounts above:
Discount rate	0.70%	0.60%	0.40%
Rate of compensation increase	1.00%	1.00%	1.00%

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accrued post-employment benefit: (Cont.)

Benefit payments are expected to be paid as follows:

December 31,

2015	$135
2016	$211
2017	$400
2018	$236
2019	$296
Thereafter	$3,645

p.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, in accordance with ASC 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect was 2,703,894, 1,944,771 and 1,904,535 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Because there has been no public market for the Company's Ordinary shares until February 27, 2014 the closing date for the public offering, the fair value of the Ordinary shares underlying the options through December 31, 2013, had been determined by the Company's management, using the assistance of an independent valuation firm.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Equity-based compensation: (Cont.)

The weighted average fair value of the stock option awards calculated using Black-Scholes option pricing model of options granted during the period was $6.12, $7.42 and $5.6 for the years ended December 31, 2012, 2013 and 2014, respectively.

Since the company’s shares became registered for trading only on February 2014, the expected volatility of the price of such shares is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option's expected term. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

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

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Volatility	73%	49%	38%
Risk-free interest rate	0.93%	0.98%	1.10%
Dividend yield	0%	0%	0%
Expected term (years)	4.70	4.63	4.49

The Company's annual stock-based compensation cost for the years ended December 31, 2012, 2013 and 2014 totaled $3,285, $1,954 and $2,776, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014 was comprised as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Cost of goods sold	$127	$141	$164
Research and development	189	259	191
Sales and marketing	385	449	813
General and administrative	2,584	1,105	1,608
Total equity-based compensation expense	$3,285	$1,954	$2,776

The total unrecognized compensation cost amounted to $6,272 at December 31, 2013 and $4,790 at December 31, 2014, and is expected to be recognized over a weighted average period of approximately 2.56 years and 2.39 years respectively.

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

The carrying amount of the Company's bank debt that was treated in accordance with ASC 470-60, “Debt-Troubled Debt Restructurings by Debtors” (see also Note 8) does not approximate its fair value, which amounts as of December 31 ,2014 to $52,025, based on discounted future cash flows (level 3).

s.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, interest rate swap and foreign currency derivative contracts.

The majority of the Company's cash and cash equivalents are invested with major banks in United Kingdom and Israel. Such investments in the United Kingdom may be in excess of insured limits and are not insured in other jurisdictions. Generally cash and cash equivalents and short term deposits may be redeemed upon demand and therefore bear low risk.

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

The Company writes off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Changes in the Company's allowance for doubtful accounts during the fiscal years ended at December 31, 2013 and 2014 are as follows:

	December 31,
	2 0 1 3	2 0 1 4

Balance at the beginning of the period	$2,379	$2,690
Doubtful debt expenses during the period	618	(243)
Customer write-offs during the period	(310)	(57)
Exchange rate	3	(96)
	$2,690	$2,294

t.	Derivative instruments:

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

To hedge against the risk of changes in cash flows resulting from trade payables and salary payments during the periods, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in New Israel Shekels, using forward contracts.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

These forward contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match the underlying transactions being hedged.

As of December 31, 2013, and 2014, the unrealized loss recorded in accumulated other comprehensive income from the Company's currency forward transactions were $0 and $842, respectively. At December 31, 2013, and 2014, the notional amounts of foreign exchange forward contracts which the Company entered into were $0 and $12,351, respectively.

To hedge the potential risks related to changes in interest rates, the Company has entered into an interest rate swap (“IRS”) transactions. On May 7, 2013 the Company entered into an IRS transaction, with respect to its Bank Debt loan in the principal amount of $63,596, which was due at various dates from the third quarter of 2013 through July, 2017 when the loan will be fully repaid.  Under the terms of the IRS instrument, the Company will pay a fixed interest rate of 0.61% and will receive a payment equal to the three month LIBOR rate of interest.

During 2013 a previous IRS transaction entered on March 4, 2008 with respect to a $40,000 loan, was fully settled.

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

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward contracts to economically hedge a portion of its forecasted inter-company sales denominated in Euros and Japanese yen. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At December 31, 2013, and 2014, the notional amount of foreign exchange forward contracts into which the Company entered was $17,012 and $0, repsectively.

Embedded derivative instruments:

The Company has entered into a lease agreement in respect of its facilities in Israel which contains monthly lease payments, stated in U.S. dollars, including a “floor” of the exchange rate at 1 U.S. dollar = NIS 4.05.

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

The change in fair value of the embedded derivative is recorded in financial expenses, net in each respective reporting period.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

The following tables present fair value amounts of, and gains and losses recorded in relation to, the Company's derivative instruments and related hedged items:

	Balance Sheet	Fair Value of Derivative Instruments
		Year ended December 31,
		2 0 1 3	2 0 1 4

Derivative Assets:

Derivatives designated as hedging instruments:

Interest rate swap	Other long term assets	$449	$296

Derivatives not designated as hedging instruments:
Lease embedded derivative	Prepaid expenses and other receivables	79	23
Lease embedded derivative	Other long term assets	222	67
Foreign exchange option and forward contracts	Prepaid expenses and other receivables	196	-

Total		$946	$386

Derivative Liabilities

Derivatives designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	$-	$(842)
Interest rate swap	Other accounts payable and accrued expenses	(209)	(141)
Interest rate swap	Other long term liabilities	(62)	-

Derivatives not designated as hedging instruments:
Foreign exchange option and forward contracts	Other accounts payable and accrued expenses	(224)	-
Lease embedded derivative	Other accounts payable and accrued expenses	(375)	(59)
Lease embedded derivative	Other long term liabilities	(1,966)	(820)
Cash fee	Other long term liabilities	(182)	(17)

Total		$(3,018)	$(1,879)

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments: (Cont.)

	Gain (loss) Recognized in Other Comprehensive Income, net		Gain (loss) Recognized in Statements of Operations
	Year ended December 31,		Statements of Operations	Year ended December 31,
	2013	2014	Item	2013	2014

Derivatives designated as hedging instruments:
Interest rate swap	$176	$(206)	Financial expenses,net	$(53)	$(43)
Foreign exchange option and forward contract	(745)	(842)	Operating income (expenses)	1,235	(540)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	-	Financial expense,net	124	937
Lease embedded derivative	-	-	Financial expense,net	(988)	1,023
Cash Fee	-	-	Financial expense,net	100	165

Total	$(569)	$(1,048)		$418	$1,542

u.	Transfers of financial assets:

ASC 860, “Transfers and servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company structures applicable arrangements such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale.

During the year ended December 31, 2013 and 2014 the Company sold trade receivables to an Israeli financial institution. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. At December 31, 2013 and 2014, the Company had balances from customers and trade receivables that had been sold to such financial institution in the amount of   $1,641 and $3,937 respectively.

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

v.	Comprehensive (loss) income:

In 2012, the Company adopted ASU No 2011-05 presentation of comprehensive income. This amended standard eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity, and requires that all changes in shareholders’ equity - except investments by, and distributions to, owners-  be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2    -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Comprehensive (loss) income: (Cont.)

The Company’s adoption of this amended standard impacted the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, though it did not have an impact on the Company’s financial position or results of operations.

The total accumulated other comprehensive income, net was comprised as follows:

	December 31,
	2 0 1 3	2 0 1 4

Accumulated losses on derivative instruments	$(1,514)	$(2,562)
Deferred pension items, net of taxes	(279)	(730)
Accumulated foreign currency translation differences	15,908	15,052
Total accumulated other comprehensive income, net	$14,115	$11,760

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

The following table summarizes the changes in accumulated balances of other comprehensive income, net of taxes for the year ended December 31, 2014:

	Unrealized gains (losses) on derivative instruments	Deferred pension items	Accumulated foreign currency translation differences	Total

Balance as of December 31, 2013	$(1,514)	$(279)	$15,908	$14,115
Other comprehensive loss before reclassifications	(1,011)	(451)	(856)	(2,318)
Amounts reclassified from AOCI	(37)	-	-	(37)
Net current period other comprehensive income	(1,048)	(451)	(856)	(2,355)

Balance as of December 31, 2014	$(2,562)	$(730)	$15,052	$11,760

The following table provides details about reclassifications out of accumulated other comprehensive income:

	year ended December 31, 2014	Affected line item in the statement of income

Unrealized gains loss on cash flow hedge	(37)	Financial expenses, net
	$(37)

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

x.	Reclassification:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

y.	Impact of recently issued accounting standards

1.
On May 28, 2014, the FASB issued final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB, outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

• Identify the contract(s) with a customer (step 1).
• Identify the performance obligations in the contract (step 2).
• Determine the transaction price (step 3).
• Allocate the transaction price to the performance obligations in the contract (step 4).
• Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). Existing accounting guidance applicable to these transfers (e.g., ASC 360-20) has been amended or superseded.

Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition.

The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the potential effect of the amended guidance on its consolidated financial statements.

2.
On January, 2015, the FASB issued Income Statement—Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015 .The guidance permits the use of either a retrospective or cumulative effect transition method. The Company believes that the adoption of this new standard will not materially impact its consolidated financial statements.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3    -        PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2 0 1 3	2 0 1 4

Advances to suppliers	$855	$607
Income/corporate taxes	2,184	1,965
VAT and consumption tax	2,931	3,422
Prepaid expenses	579	839
Deposits and restricted cash	454	1,805
Fair value of financial derivatives	275	23
Other	2,916	1,769
	$10,194	$10,430

NOTE 4    -        INVENTORIES

	December 31,
	2 0 1 3	2 0 1 4

Raw materials	$14,484	$17,483
Work in process	118	122
Finished goods	21,473	23,043
Total inventories	$36,075	$40,648

NOTE 5    -        FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2 0 1 3	2 0 1 4

Finished goods used in operations	$17,400	$19,633
Accumulated depreciation	(12,607)	(13,797)
Finished goods used in operations, net	$4,793	$5,836

Depreciation expenses were $2,308, $2,589 and $3,380 in the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 6    -        PROPERTY AND EQUIPMENT, NET

	December 31,
	2 0 1 3	2 0 1 4

Cost:
Leasehold improvements	$4,027	$4,232
Machinery and equipment	7,976	9,875
Rentals systems	3,515	3,723
Computer, software and peripheral equipment	12,300	13,048
Office furniture and equipment	2,056	1,976
Motor vehicles	148	143
	30,022	32,997
Accumulated depreciation	21,928	24,132
Property and equipment, net	$8,094	$8,865

Depreciation expenses were $2,558, $3,030 and $3,614 in the years ended December 31, 2012, 2013 and 2014, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7    -        GOODWILL

The Company's balance sheet reflects goodwill, which was recorded as a result of its acquisitions of Coherent Medical Company (“CMG”) and HGM Medical Systems (“HGM”) in 2001.

Goodwill in the amount of $50,217 remained unchanged during the years ended December 31, 2013 and 2014.

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

In December 2012 pursuant to the last amendment to the restructuring agreement, the Company paid to the Bank $15.1 million of Bank debt principal and the Bank accordingly forgave approximately $4.3 million of the debt (being the last amount out of the total of $25.0 million that the Bank had agreed to forgive under the 2006 Restructuring Agreement). In addition, under the December 2012 Amendment, the Bank has also made available to the Company a revolving credit line in the amount of $5.0 million which bears interest at Libor +5.5%. As of December 31, 2013 and 2014 the Company had not borrowed any amounts under this credit line.

As of December 31, 2013 and 2014 the total principal amount of the Company’s long term bank debt was $63.6 million and $48.6 million, respectively.

The main provisions of the 2006 Restructuring Agreement, as furtherly amended, are described below:

a.	Repayment schedule and interest rate:

Set forth in the table below are the future scheduled dates for repayment of the Bank debt:

Repayment

July 3, 2015	$15,000
July 3, 2016	15,000
July 3, 2017	18,596
$48,596

The original terms of the Restructuring Agreement provided for our restructured Bank debt to bear interest at the three month LIBOR plus 1.5%. However, pursuant to various amendments to the agreement, additional higher interest rates were to be applied solely in respect of the period for which repayment of a rescheduled amount (or the proportionate part thereof) has been postponed. As of December 31, 2014 the entire principal amount bears interest at LIBOR plus 5.25%.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8    -        BANK DEBT (Cont.)

b.	Warrants held by the Bank:

The terms of the warrants held by the Bank were modified under the 2009 Amendment. One warrant was amended so that the number of shares issuable thereunder was increased from 941,177 to 1,107,212 and the exercise price was reduced from $10.0 per share to $8.5 per share and, the second warrant was amended so that the number of shares issuable thereunder was increased from 166,035 to 294,118 and the exercise price was increased from $10.0 per share to $11.9 per share, both the warrants were subject to the share dividend as describes in note 14(c).  In June 2014 the first trench of warrants was exercised, by way of cashless exercise, to 322,937 Ordinary shares and 40,368 Ordinary B shares (subsequently reclassified as ordinary B shares, see also note 1(c)) and the second warrant trench had expired.

c.	Cash fees to the Bank:

Under an earlier agreement, the Company agreed to pay a cash fee of $7,500 to the Bank if the Company's share price reached $52.90 per share. Pursuant to the 2009 Amendment, the period during which the Company would be obligated to pay such fee was extended to March 31, 2017 or the date of repayment, in full, of the loan to the Bank, if earlier.

As a provision of the 2008 Amendment, the Company agreed to an additional cash fee of $4,000 payable to the Bank upon the earliest occurrence of certain events including attaining EBITDA in excess of $50,000, making a public offering, selling of substantially all of the company assets or subsidiaries and change in control.

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

As of December 31, 2013, the Company concluded that it will meet the above provisions related to annual EBITDA exceeding $25,000 but not exceeding $35,000. Accordingly the Company recorded an accrual in the amount of $2,000 that was included in other accounts payable and accrued expenses.

During 2014 the company paid $6,000 cash fee resulted from meeting the 2013 EBITDA provision and additional $4,000 related to the completion of the company’s IPO in 2014.

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

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8    -        BANK DEBT (Cont.)

d.	Financial covenants: (Cont.)

Until repayment of the Bank debt, the Company has been and will continue to be required to comply with the following financial covenants:

(1)	The ratio of Net total Debt to EBITDA (as defined in the 2012 Financial Covenants Letter) shall not exceed:

(i)	4 as of the end of each quarter commencing as of the second quarter of 2013 and ending on the first quarter of 2014 (inclusive); and

(ii)	3.5 as of the end of each quarter commencing as of the second quarter of 2014 until the Loan is repaid in full.

(2)	The Interest Coverage Ratio (as defined in the 2012 Financial Covenants Letter) shall be at least:

(i)	2 as of the end of each quarter commencing as of the second quarter of 2013 until the Loan is repaid in full.

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

As of December 31, 2013 and 2014, the Company met the above bank covenants.

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

As of the date of the 2009 Amendment, June 30, 2009, the Company calculated the total future cash payments specified by the new terms of the Bank loan, which amounted to $136,522, and compared it to the carrying amount of Bank debt following the deduction of the change in the fair value of the modified warrants, which amounted to $128,723. Consequently, the Company had calculated an effective interest rate on the restructured loan amount. The new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. The new effective interest rate as of December 31, 2012, 2013 and 2014 was an annual rate of 1.17%, 1.05% and 1.05% respectively. The changes in the effective interest rates in respect of the above dates resulted mainly from changes in LIBOR rates.

During the years ended December 31, 2013 and 2014, the Company made principal repayments of $10,266 and $15,000, respectively and incurred interest in amounts of $3,613 and $3,124, respectively, of which amounts of $891 and $631 respectively, were recorded as interest expenses based on the new effective interest rate as mentioned above while the remaining amounts were deducted from the loan amount as required by ASC 470-60.

The Bank debt is secured by substantially all of the Company's assets - See Note 11.

e.	Credit Facility:

As part of the Company’s 2012 December Amendment, on December 24, 2012 the Bank made available to the Company a one-year revolving credit line in the amount of $5,000, which can be drawn upon from time to time for general corporate purposes up to December 31, 2013 and was gradually extended for additional two years period, until December 31, 2015. The interest rate for borrowings under the revolving credit line is three month LIBOR rate plus 5.50%. The financial covenants for the long term debt as reflected in (d) above also cover the credit line. As of December 31, 2013, and 2014 the Company had not borrowed any amounts under the credit line.

In December 2013 the Bank made available to the Company an additional one year revolving credit line  which was extended for additional one year  period, till December 31, 2015 in the amount of NIS 5,200 thousands  which can be drawn upon the Company needs from time to time for general corporate purpose. The Company currently utilize NIS 959 thousands for guaranties. The interest for borrowing under the revolving credit line will be determined based on the purpose of such borrowing.

NOTE 9:  -        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2 0 1 3	2 0 1 4

Payroll and related expenses	$14,485	$14,123
Income taxes including the provision for uncertain tax positions	650	1,248
Professional services	1,748	1,617
Warranties	4,985	5,554
VAT, sales and consumption taxes	1,137	911
Commissions (external)	617	790
Royalties	1,413	698
Fair value of financial derivatives	808	1,042
Accrued expenses	13,570	9,739
	$39,413	$35,722

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10  -       OTHER LONG-TERM LIABILITIES

	December 31,
	2 0 1 3	2 0 1 4

Deferred tax liability (1)	$11,325	$12,566
Provision for uncertain tax position	4,985	4,117
Fair value of financial derivatives	2,028	837
Other	817	556
	$19,155	$18,076

(1)	Deferred tax liability has been established to reflect the Company's tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

NOTE 11  -       COMMITMENTS AND CONTINGENCIES

a.
The Company leases facilities and vehicles under operating leases that expire on various dates through 2022. Lease and rental expenses for the years 2012, 2013 and 2014 amounted to $8,362, $7,704 and $7,400 respectively. Future minimum annual lease payments under operating lease agreements as of December 31, 2014 are as follows:

	Rental of premises	Lease of motor vehicles

2015	4,559	1,773
2016	3,938	723
2017	3,003	378
2018	2,068	117
2019	2,008	25
Thereafter	629	-
	$16,205	$3,016

c.
As of December 31, 2014, the Company had outstanding guarantees and letters of credit with various expiration dates in a principal amount of approximately $2,374, of which approximately $1,675 related to facilities and the remaining amount related to car leases and other miscellaneous guarantees.

d.	Royalty payments:

The Company is a party to various licensing agreements, which require it to pay royalties on certain product sales and based on the location of the manufacturing site at various rates, ranging from 3.0% to 7.5% of the net selling price of such products.

Commencing 2013 the Company resumed its participation in programs sponsored by the Office of the Chief Scientist ("OCS") for the support of research and developments activities. The Company last participated in such programs in 1998. In connection with the OCS participation, the Company is obligated to pay royalties to the OCS, calculated at the rate of 3%-5% of sales of the products developed with the OCS’s participation, of up to 100% of the grant received linked to the US dollar and bearing annual interest at a rate of LIBOR.

In connection with OCS’s participations prior to 2013, the OCS has conducted a full review of all royalties paid, or to be paid, by the Company. In March 2014 we reached an understanding with the OCS according to which in April 2014 we paid a lump sum, by utilizing previously recorded accrual for royalty related issues in connection with periods preceding 2013.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11  -       COMMITMENTS AND CONTINGENCIES (Cont.)

d.	Royalty payments: (Cont.)

As of December 31, 2014 the contingent obligation related to royalty-bearing participations already received is approximately $2,040 out of which $1,085 is related to OCS participation received during 2014.

For the years ended December 31, 2012, 2013 and 2014, the Company incurred royalty expenses (including royalties to the OCS) in amounts of $2,232, $2,077 and $2,291, respectively, recorded in cost of goods sold line item in the statement of operations.

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

Lawsuits against Alma Lasers:

On March 26, 2008, the Company filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its founders (to whom we refer as the Alma Founders), all former employees of Lumenis, claiming misappropriation of the Company’s trade secrets and technology and the use of such technology in certain products of Alma, which are sold worldwide. On April 26, 2010, the Tel Aviv District Court granted a motion filed by Alma and the Alma Founders, to transfer the case against the Alma Founders to the Israeli Labor Court. On May 26, 2013, the parties entered into a settlement agreement, whereby Alma and the infringement action against Alma Lasers Ltd. and its founders were accordingly dismissed. The settlement result was recorded as part of the “Legal settlement, net” line item in the consolidated statement of operations.

Lawsuit by Laser Photoaesthetic Ltd.

In 2002, the Company was served by Laser Photoaesthetic Ltd., an aesthetic clinic in Athens, Greece, with a complaint seeking compensation for damages that were allegedly caused by the malfunction of a “Photoderm” machine sold by the Company agent at the time, K.P. Parpas Hellas Aesthetic And Medical Equipment-Services- Products S.A. The complaint alleged damages in the approximate amount of 1,235 thousand euros. The matter was tried by the Court of First Instance of Athens and the claims against the Company were rejected. The plaintiff appealed the judgment in 2006 to the Appellate Court of Athens, which subsequently issued a decision in the Company favor.

In 2007, the plaintiff appealed the matter to the Supreme Court of Greece. The opinion of the Supreme Court Rapporteur Judge, which was released by the court on March 19, 2010 and which serves as a recommendation to the full court, recommended the dismissal of the action against the Company. The hearing on the appeal was held on February 21, 2011 and a further hearing was held on March 10, 2014. On March 9, 2015, the Supreme Court issued a final, non- appealable judgment dismissing the complaint against Lumenis.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11  -       COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal contingencies: (Cont.)

Eagle Medical Systems Pvt Ltd. v. Lumenis Ltd. and Certain Subsidiaries

In October 2011, Eagle Medical Systems Pvt Ltd., which we refer to as Eagle, instituted a “Suit for Accounts, Mesne Profits, Damages and Permanent Injunction” in the High Court of Delhi in New Delhi, India against Lumenis and certain subsidiaries with respect to an exclusive distributorship allegedly established by letter dated July 1, 2001 from ESC Medical Systems, Inc. The claim alleges that an exclusive distributorship agreement was created and continues in force. Eagle claims a commission on every sale in India since July 2001. The complaint claims specified damages of 20,000,000 INR (approximately $300) and other damages to be determined by the court based on the actual sales in India. As a result, we are unable to assess the full amount of the alleged damages or to provide a reasonable range of such damages. At a hearing held on January 24, 2014, the Company responded to a request to admit or deny original documents. At a hearing held on March 14, 2014, the court finalized the matter of denying original documents.  At a further hearing held on March 13, 2015, the Company was authorized to file additional documentary evidence. A further hearing has been scheduled for April 13, 2015, where Eagle must admit or deny the validity of the documents we filed. The Company denies all allegations of liability to Eagle and are vigorously defending this matter. The Company believes it recorded an adequate reserve with respect to this claim.

Dr. K. Sekar v. Lumenis Ltd. and Certain Subsidiaries

In October 2013, Dr. K. Sekar filed a complaint against the Company and certain subsidiaries with the National Consumer Disputes Redressal Commission in New Delhi.  The matter is listed for final hearing before the National Commission on September 22, 2015. Dr. Sekar claims that a Lumenis product (the “system”) was sold to him in March 2012 by false representation. The complaint alleged damages in the approximate amount of $580. The Company denies Dr Sekar's claim in regards to the System's compatibility and intends to vigorously defend this matter.

Bernas Medical v. Lumenis Ltd

On December 25, 2013 Bernas Medical (“Bernas”), a distributor of the Company’s products in France, filed a complaint in Tel Aviv District Court in Israel against the Company claiming that the Company improperly terminated its distribution agreement with Bernas dated September 1, 2012. Bernas claimed direct and indirect damages as a result of the termination in the amount of $1,100 (NIS 3.8 million). ). On March 2, 2014 the Company filed a counter claim for damages in the amount of $1,300 (NIS 4.5 million) related to a misrepresentation by Bernas.  On December 24, 2014, the parties have entered into a settlement agreement and the lawsuits were dismissed with no material consequences to the Company.

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

g.	Bank covenants:

See Note 8d.

NOTE 12  -       FINANCIAL EXPENSES, NET

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Bank charges	$1,331	$1,316	$1,284
Interest and debt related expense	1,947	1,084	825
Cash fee	-	2,000	4,000
Change in fair value of derivatives and embedded derivatives	(973)	888	(1,188)
Exchange rate (gain) loss, net	(724)	259	1,719

Total expenses	1,581	5,547	6,640
Interest income	(117)	(85)	(60)
Total financial expenses , net	$1,464	$5,462	$6,580

NOTE 13  -       FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, its interest rate swap derivative instruments and its embedded derivatives related to its facilities in Israel, at fair value using the market approach valuation technique. The fair value of foreign currency derivative contracts, interest rate swap derivative instruments and the embedded derivatives are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Cash fee liability is classified within Level 3 as it is measured using valuation techniques with significant inputs which are unobservable in the market.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 13  -       FAIR VALUE MEASUREMENTS (Cont.)

Financial assets and liabilities measured at fair value under applicable accounting guidance as of December 31, 2013 and 2014  were presented on the Company's consolidated balance sheet as follows:

	December 31, 2013
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Interest rate swap instrument	$449	$-	$449	$-
Foreign currency derivative instruments	196	-	196	-
Lease embedded derivatives	301	-	301	-
Total assets	$946	$-	$946	$-

Liabilities:
Interest rate swap instruments	$(271)	$-	$(271)	$-
Foreign currency derivative instruments	(224)	-	(224)	-
Cash fee (*)	(182)	-	-	(182)
Lease embedded derivative	(2,341)	-	(2,341)	-
Total liabilities	$(3,018)	$-	$(2,836)	$(182)

	December 31, 2014
	Fair value measurements using input type
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Interest rate swap instrument	$296		$-	$296		$-
Foreign currency derivative instruments	-		-	-		-
Lease embedded derivatives	90		-	90		-
Total assets	$386	$		$386	$

Liabilities:
Interest rate swap instruments	$(141)		$-	$(141)		$-
Foreign currency derivative instruments	(842)		-	(842)		-
Cash fee (*)	(17)		-			(17)
Lease embedded derivative	(879)		-	(879)		-
Total liabilities	$(1,879)		$-	$(1,862)		$(17)

(*)
The Company using the assistance of an independent valuation firm, determined the fair value for Cash fee related to the Company’s share price (see also note 8), using the Monte Carlo simulation model.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13  -       FAIR VALUE MEASUREMENTS (Cont.)

The following table summarizes the Cash fee activity where fair value measurements is estimated utilizing Level 3 inputs:

	December 31,
	2 0 1 3	2 0 1 4

Carrying value as of January, 1	$(282)	$(182)
Change to fair value included in finance expense	100	165
Carrying value as of period end	$(182)	$(17)

NOTE 14  -       SHARE CAPITAL

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

Pursuant to these adjustment provisions, on March 18, 2009, the Company issued 2,878,463 shares to the Investors and certain assignees. In addition, an adjustment was made to the exercise price under the 2,500,000 then outstanding warrants  issued to the Investors in the 2006 transaction to reflect an exercise price of 110% of the adjusted price per share paid by the Investors. Based upon Relevant Amounts incurred by the Company to December 2008, the exercise price of such warrants was reduced to $8.53 per share (see also c below).

b.
On June 25, 2009, the Company consummated a $15,000 equity financing, pursuant to several share purchase agreements (the “2009 Purchase Agreements”) entered into with each of its two major shareholders and a new external investor investing through two parallel funds, which provided for the sale and issuance by the Company to such investors of an aggregate of 1,604,278 of the Company's ordinary shares at a price of $9.35 per share The 2009 Purchase Agreements also provided for the grant by the Company to such investors of five-year warrants to purchase an aggregate of 802,139 of the Company's ordinary shares at an exercise price of $11.05 per share . The Company classified the warrants granted as equity instruments in accordance with ASC 815. The warrant expired on June 2014.

Stock Option and Share Incentive Plans

The Company has two active Stock Option and Share Incentive Plans, described below, under which employees, officers, non-employee directors and non-employees of the Company and its subsidiaries may be granted options to purchase ordinary shares of the Company. All of such plans are administered by the Company's board of directors. Options granted under these plans may not expire later than ten years from the date of grant.

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

2007 Share Incentive Plan (the “2007 Plan”)

The 2007 Plan permits the grant, through January 2017, of awards consisting of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to the Company's and its subsidiaries employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to the Company. As of December 31, 2013, and 2014, 2,529,412 and 2,764,707 (as last amended in December, 2013) ordinary shares are reserved for option grants under such plan respectively.

During 2013 and 2014, the Company granted stock options pursuant to the 2007 Plan. Awards granted under the 2007 Plan are generally exercisable over four years.

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

On December 4, 2013, the Company’s board of directors adopted an amendment to the 2007 Plan, increasing the number of ordinary shares reserved for issuance under the 2007 Plan from 1,823,530 to 2,529,412 such number to be subject to an annual increase on the first day of each fiscal year during the term of the 2007 Plan, beginning on January 1, 2014, in an amount equal to the least of (i) 588,236 ordinary shares, (ii) two percent of the outstanding ordinary shares on the last day of the immediately preceding year, and (iii) an amount determined by the board of directors.

On December 30, 2013 the Company’s board of directors determined to increase the ordinary shares reserved for issuance under the 2007 plan by 235,295 from 2,529,412 to 2,764,707 effective January 1, 2014.

A summary of the status of the Company's option plans as of December 31, 2013 and 2014 and the changes during the years ended on that dates is presented below:

(*) Adjusted to reflect reverse split and share dividend (see Note 1(b))

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14  -       SHARE CAPITAL (Cont.)

b.	(Cont.)

	Year ended December 31, 2013 (*)
	Amount of options	Weighted average exercise price	Aggregate intrinsic value

Options outstanding at beginning of period	2,073,584	10.54
Changes during the period:
Granted	552,647	10.8
Exercised	(588)	22.44
Forfeited or cancelled	(264,310)	17.97
Options outstanding at the period end	2,361,333	9.78	14,041

Options vested and expected to vest at the period end	2,228,632	9.73	13,821

Options exercisable at the period end	1,255,494	9.12	8,762

(*) Adjusted to reflect reverse split and share dividend (see Note 1(b))

	Year ended December 31, 2014
	Amount of options	Weighted average exercise price	Aggregate intrinsic value
Options outstanding at beginning of period	2,361,333	9.78
Changes during the period:
Granted	383,180	10.20
Exercised	(336,316)	7.98
Forfeited or cancelled	(310,350)	10.22
Options outstanding at the period end	2,097,847	10.08	1,117

Options vested and expected to vest at the period end	1,986,223	10.06	1,085

Options exercisable at the period end	1,167,647	9.84	847

The total intrinsic value for the options exercised during the year ended December 31, 2013 and 2014 was $0 and $602, respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14  -       SHARE CAPITAL (Cont.)

b.	(Cont.)

The options outstanding as of December 31, 2013 and 2014, have been separated into ranges of exercise prices, as follows:

Range of exercise prices	Options outstanding as of December 31, 2013	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2013	Weighted average remaining contractual term	Weighted average exercise price
$		years	$		years	$

0 – 9.99	933,862	3.04	8.66	915,814	3.03	8.65
10.00 – 14.99	1,427,471	5.99	10.51	339,680	5.32	10.38
15.00 and above	-	-	-	-	-	-
	2,361,333	4.82		1,255,494	3.65

Range of exercise prices	Options outstanding as of December 31, 2014		Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2014	Weighted average remaining contractual term	Weighted average exercise price
$			years	$		years	$

0 – 9.99	656,957		3.10	9.05	514,824	2.16	9.05
10.00 – 14.99	1,435,595		5.11	10.53	652,823	4.70	10.45
15.00 and above	5,295		6.10	15.73	-	-
	2,097,847	(*)	4.48		1,167,647	3.58

(*)	1,954,612 options out of the total outstanding options are eligible for share dividend upon exercise. (See also note 1(b)).

c.
All outstanding options and warrants to purchase Ordinary Shares as of February 24, 2014 (the “x” day),  automatically adjusted following the reverse share split and the share dividend, described in Note 1(b),  to be treated identically to our outstanding shares. Therefore, all options and warrants are exercisable for Ordinary B Shares (including the share dividend, where applicable).

NOTE 15  -       INCOME TAXES

a.	Measurement of taxable income:

Under Israeli law (the Income Tax (Inflationary Adjustments) Law, 1985), until 2007, the Company’s results for tax purposes were adjusted annually as a result of changes in the Israeli Consumer Price Index (CPI).

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to such law that limits its scope starting in 2008, and thereafter. Starting in 2008, the Company’s results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

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

The Company is an “Industrial Company”, as defined by Israel’s Law for the Encouragement of Industry (Taxes), 1969, and, as such, the Company is entitled to certain tax benefits, including the amortization of costs relating to know-how and patents over eight years; accelerated depreciation; and the right to deduct public issuance expenses for tax purposes, over three years.

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Certain of the Company’s investment programs have been granted “Approved Enterprise” status under the Law.

Under the Law, the Company has elected the “alternative benefits” program and as such is entitled to receive certain tax benefits, including accelerated depreciation of fixed assets in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of the Company’s and its subsidiaries’ facilities granted Approved Enterprise status, for a period of 10 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to expiration upon the earlier of 12 years from the year in which the program commenced its operations or 14 years from the year of approval as an Approved Enterprise.

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

If the net retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program under the law (currently, such tax rate is 26.5% of any gross dividend).

As of December 31, 2014, the Company had derived approximately $182,138 from tax-exempt profits earned by its “Approved Enterprise” status prior to and including 2001. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to the Company’s “Approved Enterprise” status.

Income of the Company from sources other than an “Approved Enterprise” during the benefit period will be taxable at regular corporate tax rates.

On April 1, 2005, an amendment to the Law came into effect (the “2005 Amendment”) that has significantly changed the provisions of the Original Law (the “Original Law”). Generally, investment programs of the Company that already obtained an Approved Enterprise status from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the “Investment Center”) prior to the effective date of the 2005 Amendment will continue to be subject to the Original Law’s provisions. With respect to the Law’s “alternative benefit” program, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law, such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. A qualifying enterprise is a “Privileged Enterprise”, rather than an “Approved Enterprise”, as it was previously called. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) year of election of Privileged Enterprise status.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15  -       INCOME TAXES (Cont.)

c.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 “Law”(Cont.)

The Company has been granted the status of Approved Enterprise, under the Law, with respect to six investment programs (the “Programs”).

The Company’s benefit period related to its first, second, third, fourth and fifth investment programs has ended; therefore, the Company’s income attributable to these investment programs is no longer entitled to tax benefits. The tax benefits attributable to the Company’s sixth program under the Approved Enterprises status expired on 2014.

The Company’s Israeli tax return for 2008, submitted to the Israeli Tax Authority (the “ITA”) in 2009, included a notice by the Company opting for 2008 as the Year of Election of its “Privileged Enterprise” status under the 2005 Amendment. However, the period of tax benefits for the Privileged Enterprise status for the Company did not commence at that time due to the Company’s then-current losses. The tax benefits attributable to the Company’s current Privileged Enterprises status are due to expire in 2019.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The amendment was enacted as of January 1, 2011. Under the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s entire “Preferred Income”. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

On July 30, 2013 the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) – 2013. As part of the legislation, the corporate tax rate has increased to 26.5% as from January 1, 2014 and thereafter and the Law for the Encouragement of Capital Investments was amended so that the tax rate applicable to a preferred enterprise in this period in Development Area A will be 9% and the tax rate in other parts of the country will be 16%. Similarly, it was determined that the tax rate on dividends distributed to individuals and foreign residents out of preferred income will be increased to 20% as from January 1, 2014 as opposed to the current rate of 15%.

As of December 31, 2014 the Company decided not to opt to apply the amendment.

d.	Tax assessments:

The Company files income tax returns in various jurisdictions with varying statutes of limitations.

On December 10, 2012, the Company reached a settlement with the Israeli Tax authorities (the “ITA”). The terms of the settlement included the finalizing of the Company’s Israeli tax assessments for fiscal years 2004 through 2010 (excluding 2007) which resulted in waiving operating and Capital tax losses in the total amount of $15,617 and $6,472, respectively.

On April 13, 2011 the Company’s U.S. subsidiaries reached a settlement with the Internal Revenue Service for the years 2007-2009. The terms of the settlement included the finalizing of the Company’s US tax assessments for fiscal years 2007 through 2009 which resulted in an immaterial refund to the Company.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15  -       INCOME TAXES (Cont.)

d.	Tax assessments: (Cont.)

In addition, the Company will be able to utilize net operating losses carry forward subject to Section 382 of the US Internal Revenue Code and the expiration schedule of such losses in the total amount of approximately $51,000.
As of December 2014, the Company’s U.S. subsidiary is open for assessment for 2011 and onwards.

In august, 2013 the Company’s subsidiary in Germany received final tax assessments for the years 2008-2010, with no material impact on the Company’s consolidated financial statements,

As of December 31, 2014 the Company’s subsidiary in India is open for assessment by the Indian tax authorities for 2011 and onwards.

In January 2013, the Company’s subsidiary in France received final tax assessments for the years 2007-2009, with no material impact on the Company’s consolidated financial statements.

The Company’s subsidiary in Hong Kong is open for assessment since 2006, and the Company’s subsidiary in China is open for assessment since its year of incorporation, 2006.

As of December 2014, the Company’s subsidiary in Japan is under examination by the Japanese tax authorities for 2008 - 2013.

The Company’s subsidiary in Australia is open for assessment since its year of incorporation, 2012.

e.	Corporate tax rates in Israel:

The corporate tax rate in Israel for 2010 was 25%. In 2011, following the Amended Legislation for Implementing the Economic Plan for 2009 and 2010, the corporate tax rate in Israel was 24%.

The Tax Burden Distribution Law of 2011 set the corporate tax rate at 25% for 2012 and 2013. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter.

f.	Net operating loss carry-forwards:

As of December 31, 2014, the Company had carry-forward operating and capital tax losses totaling approximately $204,953 and $34,341, respectively, out of which approximately $123,309 and $34,341 respectively, were attributed to Israel, which can be carried forward indefinitely and operating losses in the total amount of $74,973 were attributed to the U.S. subsidiary, which can be carried forward 20 years from each corresponding tax year.

Due to an approved merger of two of the Company’s former Israeli subsidiary companies, the net operating losses prior to the merger (effective as of December 31, 2006) will be carried forward to subsequent years and may be set off against the merged company’s taxable income, commencing with the tax year immediately following the merger. The use of the tax loss carry-forward from the effective approved merger date and prior years is limited to the lesser of:

12.5% of the aggregate net operating loss carry-forwards of the merged companies prior to the effective date of the merger; and 50% of the combined company’s taxable income in the relevant tax year.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2 0 1 3	2 0 1 4
Deferred tax assets:
Net operating loss carry-forwards	$77,325	$72,692
Accrued employees costs	1,673	1,695
Reserves and allowances	6,118	5,776
Intangibles	1,564	1,046
Restructured loan (see Note 8)	1,569	909
Research and development expenses	5,895	5,291
Issuance costs	-	1,617
Other	1,902	1,960
Deferred tax assets before valuation allowance	96,046	90,986
Valuation allowance	(91,633)	(86,611)
Deferred tax assets	$4,413	$4,375

Deferred tax liabilities:
Goodwill	$(11,325)	$(12,566)

Deferred tax liabilities	$(11,325)	$(12,566)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company’s tax amortization of goodwill for which no amortization was recorded in the consolidated financial statements.

h.	A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax expense) is as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Income before taxes on income, as reported in the consolidated statements of operations	$7,849	$20,151	$14,636

Statutory tax rate in Israel	25%	25%	26.5%

Theoretical tax expense	$1,962	$5,038	$3,879
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(1,324)	(4,249)	(3,386)
Differences in tax rates	423	352	427
Taxes in respect of prior years	168	23	383
Non-deductible expenses	917	867	769
Uncertain tax position	(1,370)	579	(207)
Other	76	148	46
Actual tax expense	$852	$2,758	$1,911

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15  -       INCOME TAXES (Cont.)

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Domestic	$3,339	$15,978	$9,333
Foreign	4,510	4,173	5,303
	$7,849	$20,151	$14,636

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 3	2 0 1 4

Current (including the impact of ASC 470)	$42	$1,965	$825
Deferred	810	793	1,086
	$852	$2,758	$1,911

Domestic	$(2,313)	$190	$115
Foreign	3,165	2,568	1,796
	$852	$2,758	$1,911

k.	Uncertain tax positions:

A reconciliation of the opening and closing balances of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 4

Opening balance	$4,694	$5,069
Increases related to prior year tax positions	213	87
Decreases related to prior year tax positions	(204)	(360)
Increases related to current year tax positions	478	365
Decreases related to lapses of statute of limitations	(112)	(408)
Closing balance	$5,069	$4,753

The balance of total unrecognized tax benefits at December 31, 2014, is $4,753 which, if recognized, would affect the effective tax rate in the Company’s statement of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2012, 2013 and 2014, the Company recorded expenses (income) related to accrued interest and penalties attributed to uncertain tax positions of $296, $213 and $(13) respectively.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16  -       BASIC AND DILUTED NET EARNINGS PER SHARE

	Year ended December 31,
	(*)2 0 1 2	(*)2 0 1 3	2 0 1 4
Numerator:
Net income available to shareholders of Ordinary shares	$6,997	$17,393	$12,725
Denominator:
Denominator for basic earnings per share – weighted average number of Ordinary shares, net of treasury share	28,981,623	28,982,356	34,552,029
Effect of dilutive securities:
Employee stock options	176,451	391,641	224,151
Warrants	228,339	514,785	210,082
	29,386,413	29,888,782	34,986,262

(*)  Adjusted to reflect reverse split and share dividend (see Note 1(b)).

NOTE 17  -       SEGMENTS AND GEOGRAPHIC AREA INFORMATION

a.	General:

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

•	Ophthalmic applications, primarily open angle glaucoma, angle-closure glaucoma, various retinal pathologies and secondary cataracts.

b.	Financial data relating to reportable operating segments:

(1).	The following financial information is the information that the CODM uses for analyzing the Company’s results. The Company presents segment information based on its reporting business units:

	Year ended December 31, 2012
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (*)	Consolidated

Revenues	$95,962	$62,141	$90,487	$-	$248,590

Gross profit	52,829	27,209	43,641	(413)	123,266

Operating expenses	42,439	26,535	41,721	3,258	113,953
Operating income	$10,390	$674	$1,920	$(3,671)	$9,313

(*)	Unallocated expenses are primarily related to stock-based compensation expenses amounted $3,285 and other non-recurring expenses amounted $386.

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17  -       SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

b.	Financial data relating to reportable operating segments: (Cont.)

(1)	(Cont.)

	Year ended December 31, 2013
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (*)	Consolidated

Revenues	$104,693	$60,313	$100,350	$-	$265,356

Gross profit	62,162	26,114	53,789	44	142,109

Operating expenses	49,052	25,669	47,015	(5,240)	116,496
Operating income	$13,110	$445	$6,774	$5,284	$25,613

(*)	Unallocated expenses are primarily related to stock-based compensation expenses amounted $1,954 income from settlement with third parties amounted $6,692 and other non-recurring income amounted $546

	Year ended December 31, 2014
	Surgical	Ophthalmic	Aesthetic	Unallocated expenses (income) (*)	Consolidated

Revenues	$110,189	$58,961	$120,569	$-	$289,719

Gross profit	65,684	25,620	63,710	(165)	154,849

Operating expenses	50,115	25,754	53,708	4,056	133,633
Operating (loss) income	$15,569	$(134)	$10,002	$(4,221)	$21,216

(*)	Unallocated expenses are primarily related to stock-based compensation expenses amounted $2,776, IPO related expenses amounted $1,194 and other non-recurring expenses amounted $251.

(2)	The following financial information categorizes the Company's assets according to segments:

	Year ended December 31, 2012
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$38,027	$29,608	$35,834	$31,437	$134,906
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$930	$602	$2,363	$-	$3,895
Depreciation and amortization	$1,561	$1,237	$2,068	$-	$4,866

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17  -       SEGMENTS AND GEOGRAPHIC AREA INFORMATION (Cont.)

b.	Financial data relating to reportable operating segments: (Cont.)

(2)	The following financial information categorizes the Company's assets according to segments: (Cont.)

	Year ended December 31, 2013
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$42,323	$27,057	$35,229	$51,619	$156,228
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$1,183	$681	$1,760	$-	$3,624
Depreciation and amortization	$1,476	$1,348	$2,848	$239	$5,911

	Year ended December 31, 2014
	Surgical	Ophthalmic	Aesthetic	Unallocated assets	Consolidated

Assets	$43,717	$30,311	$39,248	$114,161	$227,437
Goodwill	$16,581	$-	$33,636	$-	$50,217
Expenditures in respect of long- lived assets	$1,039	$556	$2,241	$-	$3,836
Depreciation and amortization	$1,874	$1,713	$3,407	$-	$6,994

c.	Geographic information:

The total revenues are attributed based on the bill-to geographic location of the customers’:

	Year ended December 31, 2012
	Americas (*)	EMEA	APAC (**)	Japan	Consolidated

Revenues	$92,446	$42,536	$74,969	$38,639	$248,590
Total long-lived assets	$2,808	$6,196	$1,377	$1,003	$11,384
Goodwill	$37,009	$13,208	$-	$-	$50,217

	Year ended December 31, 2013
	Americas (*)		EMEA		APAC (**)		Japan		Consolidated

Revenues		$92,209		$47,792		$86,125		$39,230	$265,356
Total long-lived assets	$		$		$		$		$12,887
Goodwill		$37,009		$13,208		$-		$-	$50,217

	Year ended December 31, 2014
	Americas (*)	EMEA	APAC (**)	Japan	Consolidated

Revenues	$93,398	$58,470	$100,494	$37,357	$289,719
Total long-lived assets	$2,704	$8,402	$2,444	$1,151	$14,701
Goodwill	$37,009	$13,208	$-	$-	$50,217

(*) Mainly U.S.
(**) Mainly China

LUMENIS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18  -       SUBCONTRACTORS

The Company is dependent upon sole source suppliers for certain key components used in its products. Management believes that in most cases other suppliers could provide similar components at comparable terms, but may require redesign of products to allow such change. A change of suppliers, however, could cause a material delay in manufacturing and a possible loss of sales, which could adversely affect the Company’s operating results and financial position.

NOTE 19  -       SUBSEQUENT EVENTS

Pursuant to the Board of directors resolution  dated December 4, 2013 regards ordinary shares reserved for issuance under the 2007 plan (see note 14(b)), and in accordance with the mechanism described in the resolution, the number of shares reserved was increased by 588,236 shares, effective January 1, 2015.